Form 20-F
period 2007-12-31
Giant Interactive Group Inc.
filed 2008-06-18
CIK 1415016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                      to                     .

Commission file number: 001-33759

Giant Interactive Group Inc.

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

2/F No.29 Building, 396 Guilin Road

Shanghai, 200233, People’s Republic of China

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one ordinary share, par value US$0.0000002 per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 258,670,626 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transaction report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer  ☐            Accelerated filer  ☐            Non-accelerated filer  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

Indicate by check mark which financial statement item the registrant has elected to follow:    ☐  Item 17    ☒   Item 18

GIANT INTERACTIVE GROUP INC.

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

•	“we,” “us,” “our company,” and “our,” refer to Giant Interactive Group Inc., its predecessor entities and subsidiaries, and its consolidated affiliated entities;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for purposes of this annual report only, Taiwan and the Special Administrative Regions of Hong Kong and Macau;

•

monthly “average concurrent users,” or “ACU,” of any of our games is determined as follows: we first determine the number of users logged on to the game at five-minute intervals, and average that data over the course of a day to derive the daily average. The daily average data are then averaged over the monthly period to derive the monthly average concurrent users;

•	quarterly “active paying players,” or “APP,” is the aggregate number of accounts for our games that have been charged at least once during the quarterly period;

•	quarterly “average concurrent users,” or “ACU,” of any of our games is the average of monthly average concurrent users of such game during the quarterly period;

•

quarterly “average revenues per user,” or “ARPU,” is our online game net revenues during the quarterly period divided by the quarterly active paying players of these games during the quarterly period; our definition of ARPU may not be comparable to similarly titled measures presented by other online game companies;

•	quarterly “peak concurrent users,” or “PCU,” of any of our games is the peak concurrent users of such game during the quarterly period;

•

a “shard” is, with respect to an online game, one of multiple independent copies of the game world. In a “sharded” game, such as ZT Online or Giant Online, players may only interact with other players in one shard at one time;

•

All references to “Renminbi” or “RMB” are to the legal currency of China, all references to “US dollars”, “dollars”, “$” or “US$” are to the legal currency of the United States, and all references to “HK$” are to the legal currency of the Hong Kong Special Administrative Region of China;

•	“ordinary shares” refers to our ordinary shares, par value US$0.0000002 per share;

•	“ADSs” refers to our American depositary shares, each of which represents one ordinary share;

•	“ADRs” refers to American depositary receipts, which, if issued, evidence our ADSs;

•	“PRC GAAP” refers to accounting principles and the relevant financial regulations applicable to PRC enterprises; and

•	“US GAAP” refers to generally accepted accounting principles in the United States.

This annual report on Form 20-F includes our audited consolidated statements of operation data for the years ended December 31, 2005, 2006 and 2007 and audited consolidated balance sheet data as of December 31, 2006 and 2007.

We and certain of our shareholders completed the initial public offering of 65,777,036 ADSs, each representing one ordinary share, on November 6, 2007. Our ADSs are listed on the New York Stock Exchange under the symbol “GA.”

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that relate to our current expectations and views of future events. The forward-looking statements are contained principally in the items entitled “Information on the Company,” “Risk Factors,” “Operating and Financial Review and Prospectus,” “Financial Information,” and "Quantitative and Qualitative Disclosures About Market Risk." Our forward-looking statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our anticipated growth and marketing strategies;

•	our future business development, results of operations and financial condition;

•	our ability to develop and commercialize new online games;

•	market acceptance of our online games;

•	competition from other online game developers and operators;

•	our ability to comply with regulation applying to online games;

•	our ability to effectively protect our existing and future intellectual property and not to infringe on the intellectual property of others;

•	our ability to expand our business through organic growth and strategic acquisitions; and

•	fluctuations in general economic and business conditions in China.

If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we reference in this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

Market Data and Forecasts

This annual report also contains data related to the online gaming industry in China. These market data include projections that are based on a number of assumptions. The online gaming market may not grow at the rate projected by market data, or at all. The failure of this market to grow at the projected rate may have a material adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the online gaming industry subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. Furthermore, if any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

Unless otherwise indicated, information in this annual report concerning economic conditions and our industry is based on information from independent industry analysts and publications, as well as our estimates. Except where otherwise noted, our estimates are derived from publicly available information released by third party sources, as well as data from our internal research, and are based on such data and our knowledge of our industry, which we believe to be reasonable.

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The selected consolidated financial data for the three years ended December 31, 2005, 2006 and 2007, and the selected consolidated balance sheet for the two years ended December 31, 2006 and 2007, were derived from our audited consolidated financial statements appearing in this annual report beginning on page F-1. The following consolidated financial data summary for the periods and as of the dates indicated should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes and Item 5, “Operating and Financial Review and Prospects”.

Our audited consolidated financial statements are prepared in accordance with US GAAP, and have been audited by Ernst & Young Hua Ming, an independent registered public accounting firm. The report of Ernst & Young Hua Ming on the consolidated financial statements for the years ended and as of December 31, 2005, 2006 and 2007 is included elsewhere in this annual report.

Our historical results for any prior period are not necessarily indicative of results to be expected for any future period.

Consolidated Statement of Operations Data:

	For the year ended December 31,
	2005	2006	2007
	(RMB)	(RMB)	(RMB)	(US$)
	(In thousands)
Net revenue:
Online game	—	408,499	1,521,396	208,565
Overseas licensing revenue	—	—	6,140	842

Total net revenue	—	408,499	1,527,536	209,407
Cost of services	—	(45,195)	(174,086)	(23,865)

Gross profit	—	363,304	1,353,450	185,542
Operating (expenses) income:
Research and product development expenses	(4,830)	(14,799)	(26,918)	(3,690)
Sales and marketing expenses	(4,579)	(80,460)	(189,403)	(25,965)
General and administrative expenses	(31,298)	(26,098)	(74,130)	(10,162)
Government financial incentives	—	1,621	16,779	2,300

Total operating expenses	(40,707)	(119,736)	(273,672)	(37,517)

(Loss) income from operations	(40,707)	243,568	1,079,778	148,025
Interest income	70	1,136	53,878	7,386
Other income and expense	108	(86)	126	17
Investment income	—	—	2,562	351

(Loss) income before income tax expenses	(40,529)	244,618	1,136,344	155,779
Income tax expenses	—	—	—	—

Net (loss) income	(40,529)	244,618	1,136,344	155,779

Other comprehensive income
Foreign currency translation	—	146	(51,927)	(7,119)

Comprehensive (loss) income	(40,529)	244,764	1,084,417	148,660

Consolidated Balance Sheet Data:

	December 31,
	2006	2007
	(RMB)	(RMB)	(US$)
	(In thousands, except per share data)
ASSETS
Current assets:
Cash and cash equivalents	451,371	7,295,470	1,000,119
Prepayment and other current assets	12,559	40,722	5,583
Due from related parties	2,500	6,006	823
Inventories	228	385	53
Deferred tax assets, net of valuation allowance	—	30,912	4,238

Total current assets	466,658	7,373,495	1,010,816

Non-current assets:
Property and equipment, net	36,491	127,631	17,497
Intangible assets, net	1,644	86,589	11,870
Long-term deposits	11	8	1

Total non-current assets:	38,146	214,228	29,368

Total assets	504,804	7,587,723	1,040,184

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Payables and accrued expenses	47,044	191,302	26,225
Due to a related party	2,496	13,711	1,880
Advance from distributors	52,615	127,805	17,521
Deferred revenue	136,712	324,971	44,549
Dividends payable	—	593,498	81,361
Unrecognized tax benefits	—	30,912	4,238

Total current liabilities	238,867	1,282,199	175,774

Non-current liabilities:
Long-term loans	16,075	—	—

Total liabilities	254,942	1,282,199	175,774

Commitments and contingencies

Shareholders’ equity
Ordinary shares
(par value US$0.0000002 per share; 500,000,000 shares authorized as at December 31, 2006 and 2007 respectively; 200,000,000 shares issued and outstanding at December 31, 2006, 258,670,626 shares issued and 257,241,526 shares outstanding at December 31, 2007)	318	411	56
Additional paid-in capital	46,405	5,928,533	812,729
Statutory reserves	43,890	43,890	6,017
Accumulated other comprehensive income (loss)	146	(51,782)	(7,099)
(Accumulated losses) retained earnings	159,421	511,417	70,109
Treasury stock	—	(126,534)	(17,346)

Total shareholders’ equity	249,862	6,305,524	864,410

Total liabilities and shareholders’ equity	504,804	7,587,723	1,040,184

Selected Operating Data:

	For the quarter ended
	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007
	(in thousands, except average revenues per user)
Average Concurrent Users	450	515	498	512
Peak Concurrent Users	874	1,073	926	983
Active Paying Players	986	1,248	1,369	1,405
Average Revenues per User (RMB)	320	295	295	309

Exchange Rate Information

Our business is conducted in China and substantially all of our net revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Conversions of Renminbi into U.S. dollars in this annual report are based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB7.2946 to US$1.00, the noon buying rate in effect as of December 31, 2007. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On June 17, 2008, the noon buying rate was RMB6.8954 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2002	8.2800	8.2770	8.2800	8.2700
2003	8.2767	8.2772	8.2800	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1940	8.2765	8.2702
2006	7.8041	7.9723	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008
January	7.1818	7.2405	7.2946	7.1818
February	7.1115	7.1644	7.1973	7.1100
March	7.0120	7.0707	7.1110	7.0105
April	6.9870	6.9997	7.0185	6.9845
May	6.9400	6.9725	7.0000	6.9377
June (through June 17, 2008)	6.8954	6.9212	6.9633	6.8911

(1)	Averages for a period are calculated by using the average of the exchange rates on the end of each month during the period. Monthly averages are calculated by using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Relating to Our Business and Industry

Our limited operating history and the unproven long-term potential of our online game business model make evaluating our business and prospects difficult.

We began to offer our first product, the free-to-play MMO game ZT Online, on a commercial basis in January 2006. We commercially launched our second free-to-play MMO game, Giant Online, and our first pay-to-play MMO game, ZT Online PTP, in the fourth quarter of 2007. We expect to commercially launch King of Kings III or K III and Empire of Sports or EOS in the fourth quarter of 2008. We presently expect the substantial majority of our net revenues to continue to be generated by free-to-play games. The free-to-play model is a prevalent, but still relatively new model in the PRC market. As a result, we have a limited operating history upon which you can evaluate our business. We also may not have sufficient experience to address the risks frequently encountered by young companies using new and unproven business models and entering emerging and rapidly evolving markets, including the online game market in China. These risks may include our potential failure to:

•	retain existing players and attract new players for our online games;

•	develop, acquire or license additional online games that are appealing to players;

•	anticipate and adapt to changing player preferences;

•	adapt to competitive market conditions;

•	continue generating net revenues from the free-to-play model of the majority of our games;

•	respond in a timely manner to technological changes or resolve unexpected network interruptions;

•	adequately and efficiently operate, upgrade and develop our transaction and service platform;

•	comply with changes to regulatory requirements;

•	maintain adequate control of our costs and expenses; or

•	attract and retain qualified personnel.

If we are unsuccessful in addressing any of the risks listed above, our business may be adversely affected.

We have been, and may continue to be, substantially dependent on one online game, ZT Online, which accounted for nearly all of our historical net revenues. Any reduction in ZT Online’s player base or any decrease in its popularity could materially and adversely affect our business, financial condition and results of operations, and any change in the accounting policies relating to that game could cause our online game revenues to fluctuate.

Since inception, sales of virtual value-added items and services related to ZT Online have accounted for nearly all of our net revenues. Although we commercially launched ZT Online PTP and Giant Online in the fourth quarter of 2007, and intend to commercially launch another two MMO games in China in the fourth quarter of 2008, we expect to continue to derive the majority of our net revenues from our most popular online game, ZT Online, in 2008. Our business will therefore remain highly sensitive to the profitability and popularity of ZT Online, and any reduction in the ZT Online player base or any decrease in its popularity in China due to competition with our other online games or those of third parties or otherwise could materially and adversely affect our business, financial condition and results of operations. Furthermore, any lasting or prolonged server interruption due to network failures or other factors or any other adverse developments specific to ZT Online could prevent and otherwise deter players from making purchases of virtual items and services. This could also materially and adversely affect our business, financial condition and results of operations.

With respect to those virtual items that we sell that are not consumed at a predetermined time or otherwise do not have a limitation on repeated use, our accounting policies require us to recognize the related revenue over the estimated lifespan of that virtual item as determined by historical player usage patterns and playing behavior. In some cases, this period can be as long as the estimated lifespan of the game, which in the case of ZT Online is presently four years from January 2006 for accounting purposes. We continuously monitor the useful life of each type of virtual item we sell and of our games, and will adjust these as appropriate. Any such adjustment may cause our revenues to be recognized over a significantly different time period, and may cause our net revenues to fluctuate from prior periods.

We will also need to expend considerable resources to ensure ZT Online’s continued success. To maximize the lifespan of an online game, which we believe is typically four years for successful games and two to three years for most other games, it is necessary to continuously improve and update the game on a timely basis with new features that appeal to players. We may fail to develop improvements, updates and/or enhancements on a timely basis, if at all. Any such failure may cause the game to lose popularity, which could result in lower net revenues and materially and adversely affect our business, financial condition and results of operations.

If we are unable to develop, purchase or license additional online games that are attractive to players and result in overall revenue growth, our business, financial condition and results of operations may be materially and adversely affected and our ability to recover related product development costs, purchase costs or licensing fees may become limited.

In order to maintain our long-term profitability and financial and operational success, we must continually develop, purchase or license new online games that are attractive to players to replace our existing online games as they reach the end of their useful economic life. To date, we have commercially launched three online games, ZT Online, ZT Online PTP and Giant Online. We intend to commercially launch K III and EOS, the rights to which we purchased from third parties, in the fourth quarter of 2008. Our new MMO games may not be released on time, may not be profitable or popular among online game players in China and our MMO games may attract players away from one another. In particular, since ZT Online PTP shares the same basic plot and features as ZT Online, it may result in attracting away players from ZT Online. If our newly introduced games fail to attract new players and result in increased online game revenues, our business, financial condition and results of operations may be materially and adversely affected.

The success of our internally developed games will largely depend on our ability to anticipate and effectively respond to changing consumer tastes and preferences and continually make technical advances in our platform. Developing games internally requires substantial initial investment prior to commercial launch of the games as well as a significant commitment of future resources. In addition, our ability to purchase or license successful online games will depend on their availability at acceptable terms, including price, our ability to compete effectively against other potential purchasers or licensees to attract the developers of these games, and our ability to obtain government approvals required for the purchase or licensing and operation of these games.

The games that we develop, purchase or license may not be attractive to players, may be viewed by the regulatory authorities as not complying with content restrictions, may not be launched as scheduled or may not compete effectively with our competitors’ games. Additionally, new technologies in our competitors’ online game programming or operations could render our games obsolete or unattractive to players, thereby limiting our ability to recover related product development costs, purchase costs and licensing fees. If we are not able to develop, purchase or license successfully online games appealing to players, our future profitability and growth prospects will decline.

Our new online games may attract away players of our established games, which could materially and adversely affect our business, results of operations and financial condition.

We commercially launched ZT Online in January 2006, ZT Online PTP and Giant Online in the fourth quarter of 2007 and intend to launch two additional MMO games, K III and EOS, in the fourth quarter of 2008. Our new online games may attract away players of our established games. This would decrease our established games’ number of concurrent users, which could make these games less attractive to other players. Furthermore, if former players of our established games spend less money to purchase virtual items and services or playing time on our new online games than they would have spent if they had continued playing our established games, our business, results of operations and financial condition could be materially and adversely affected.

We and our games have been, and in the future may be, subject to negative publicity, which may discourage people from playing our games and adversely affect our business, financial condition, results of operations and prospects.

ZT Online has developed a large player base since its commercial launch in January 2006, and has therefore been the subject of a large volume of media reports and communications on the Internet by players as well as bloggers and other online commentators, some of which have been negative. In April 2006, for example, certain players discovered and publicized the fact that a promotional contest organized by several of our employees in April 2006 to promote ZT Online was fabricated and no prizes were in fact awarded. Although we subsequently penalized the employees involved, including terminating the employment of those directly involved, the underlying incident and its widespread reporting may still have resulted in certain players deciding not to play ZT Online. ZT Online has also been the subject of criticism relating to technical problems affecting the game from time to time. Some media reports and Internet postings regarding us, our chairman and our games have been false or misleading. Although we take steps to refute and correct this false and misleading information when it comes to our attention, these efforts may not be successful. Negative publicity about our games may lead players to stop playing those games, and might also make them less willing to play any future games that we introduce, all of which could materially and adversely affect our business, financial condition, results of operations and prospects.

We face significant competition, which could reduce our market share and adversely affect our business, financial condition and results of operations.

The online game industry in China is highly competitive. Our MMO games mainly compete with certain MMO games developed and/or operated in China, including Fantasy Westward Journey, developed and operated by NetEase.com, Inc.; World of Warcraft, developed by Blizzard Entertainment and operated by The9 Limited in China; Tian Long, developed and operated by Sohu.com Inc.; Zhu Xian, developed and operated by Perfect World, Co., Ltd. and MIR, developed and operated by Shanda Interactive Entertainment Limited. Our principal competitors also include online game companies such as CDC Corporation, Kingsoft Corporation, Nineyou International Limited, Tencent Holdings Ltd., Webzen Inc., The9 Limited, Sohu.com Inc., Perfect World, Co., Ltd., Shanda Interactive Entertainment Limited, NetEase.com, GigaMedia Limited, and Net Dragon Websoft Inc. Furthermore, we expect companies from more developed gaming markets, such as the United States and South Korea, to continue to enter into the online game industry in China.

Many of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater brand name recognition, larger international player bases and significantly greater game development, technical, financial and marketing resources than we have. Furthermore, any of our current or future competitors may be acquired by, receive investments from or enter into other commercial relationships with larger, more well established and well financed companies and therefore obtain greater financial, marketing and development and licensing resources than we have. This may allow them to devote greater resources than we can to the development and promotion of new online games and technologies similar to or better than our own.

These competitors may engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers of employment to our existing and potential employees than we can. In addition, our existing and potential international competitors may establish cooperative relationships among themselves or with our local competitors. This may significantly enhance their competitiveness in the online game industry in China. New and increased competition may result in larger discounts demanded by our distributors, or price reductions in our virtual items and services, any of which could materially and adversely affect our business, financial condition and results of operations. In addition, increased competition in the online game industry in China could make it difficult for us to retain and expand our existing player base, which could reduce the number of dedicated players and players with high disposable incomes that play our games and from whom we derive most of our net revenues. If we are unable to compete effectively in the online game market in China, our business, financial condition and results of operations would be materially and adversely affected.

Our operating results fluctuate from period to period, making them difficult to predict.

Our operating results from period to period are highly dependent upon, and will fluctuate, based on the following factors:

•	the availability, quality and playability of our games;

•

the period of time over which we recognize revenue for some of our virtual items in our free-to-play games, which in certain cases is based on the estimated lifespan of our virtual items, which may be adjusted from time to time;

•	the number of games that we and our competitors offer players, and our respective pricing;

•

changes in our game rules and the corresponding impact on player behavior and purchasing patterns. For example, our changes to rules governing ZT Online’s popular virtual insurance policy promotion in May 2007 led to both a decrease in our monthly average concurrent users in June 2007 and a decrease in ARPU for the quarter ended June 30, 2007;

•	the quality, variety, popularity and mix of virtual items and services available for purchase in our free-to-play games and related in-game promotional efforts;

•	game development costs and licensing or royalty payments for games potentially licensed in the future;

•	the amount of overseas licensing net revenues generated through our licensing arrangements with operators of our games;

•	our introduction of new online games, which may attract players away from our established games, and the mix of sales of our games;

•	the mix of sales through our distributors (who purchase prepaid game cards at a discount to their face value) and direct sales of game points to players through our website;

•	the breadth and depth of our distribution network and the corresponding availability of our prepaid game cards;

•	the success of our advertising and promotional efforts; and

•

seasonality of our sales and revenue recognition, during and around the Chinese New Year holidays in the first quarter, and the National Day holidays in the fourth quarter, when fewer of our targeted players play our games.

Due to these and other factors, our operating results will vary from period to period, will be difficult to predict for any given period, may be adversely affected from period to period and may not be indicative of our future performance.

Our limited resources may affect our ability to manage our growth.

Our growth to date has placed, and our anticipated further expansion will continue to place, a significant strain on our management, systems, and resources. For example, in the period following the commercial launch of our first online game in January 2006 to December 2007, our total employees increased from approximately 200 to 1,016. We intend to increase our employee headcount even further, by increasing our number of sales and marketing and customer service representatives. In addition to training and managing our workforce, we will need to continue to develop and improve our financial and management controls and our reporting systems and procedures. We may be unable to efficiently or effectively manage the growth of our operations, and any failure to do so may limit our future growth and materially and adversely affect our business, financial condition and results of operations.

We may not be able to successfully implement our growth strategies, which would materially and adversely affect our business, financial condition and results of operations.

We are pursuing a number of growth strategies, including developing new and/or enhanced online games and related products and services to attract more players, expanding our distribution and sales and marketing networks, strengthening our technology and operational platforms, enlarging our product development team, pursuing opportunities for acquisitions, strategic joint ventures, and investments and expanding our markets outside of China. Pursuing these strategies may require us to expand our operations through internal development efforts and through partnerships, joint ventures, investments and acquisitions. Some of these strategies relate to new services or products for which there are no established markets in China, or relate to services or products in which we lack experience and expertise. We may not achieve our growth strategies on a commercially viable basis, in a timely manner, or at all. If we are unable to successfully implement our growth strategies, our revenue and profitability may not grow as we expect, and our competitiveness may be materially and adversely affected.

We may not sustain our recent growth rate or profitability.

We have experienced significant revenue growth in a relatively short period of time. After commercially launching our first game in January 2006, net revenues increased by 273.9% to RMB1,527.5 million (US$209.4 million) for the fiscal year 2007, from RMB408.5 million in 2006. We may not sustain similar revenue growth in future periods due to a number of different factors, including, among others, the greater difficulty of growing at sustained rates from a larger net revenue base, the need to increase our research and product development expenses in order to develop new games, the potential need to expend greater amounts in order to license or acquire new games, and our inability to prevent our other costs and operating expenses from increasing. Accordingly, you should not rely on the results of any prior period as an indication of our future operating performance.

Our business may be materially harmed if we do not feature our games in a sufficient number of Internet cafés in China.

A substantial number of players access our game through Internet cafés. Due to limited space on their computer hard drives, Internet cafés generally only feature a limited number of games on their computers. We thus compete with a growing number of other online game operators to ensure that our games are featured on these computers. This competition may intensify in China due to a recent nationwide suspension of approval for the establishment of new Internet cafés in 2007. We take steps to ensure that our games are featured in a sufficient number of Internet cafés, including maintaining good relationships with Internet café administrators, requiring our distributors to maintain a sales presence in a wide range of Internet cafés and general sales and marketing efforts. If we fail to maintain good relationships with Internet café administrators, or if we and/or our distributors fail to successfully persuade Internet cafés to feature our online games on their computers, our business, financial condition and operating results may be materially and adversely affected.

The limited use of PCs in China and the relatively high cost of Internet access with respect to per capita gross domestic product may limit the development of the Internet in China and impede our growth.

Although the use of PCs in China has increased in recent years, the penetration rate for PCs in China is much lower than in the United States. In addition, despite a decrease in the cost of Internet access in China due to a decrease in the cost of PCs and the introduction and expansion of broadband access, the cost of personal Internet access remains relatively high in comparison to the average per capita income in China. In addition, the PRC government has promulgated a number of regulations to curb the growth of Internet cafés. See “—Intensified government regulation of Internet cafés could limit our ability to maintain or increase our net revenues and expand our customer base.” The limited use of PCs in China, the relatively high cost of personal Internet access and increased restrictions on Internet cafés may limit the growth of our business. Furthermore, any Internet access or telecommunications fee increase could reduce the number of players that play our online games and materially and adversely affect our business, financial condition and results of operations.

We rely on our nationwide distribution network for a significant portion of our net revenues. Failure to maintain good relationships with our distributors could materially disrupt our business and harm our net revenues.

Online payment systems in China are still in a relatively early stage of development and are not as widely acceptable to customers in China as in the United States. As a result, although we make our prepaid game cards available for purchase online using an online payment system, our business is dependent on the performance of our regional distributors. In 2006 and 2007, 85.1% and 90.6%, respectively, of our sales proceeds were generated through sales of prepaid game cards to our distributors. Our largest distributor accounted for 4.5% and 6.6%, respectively, of our sales proceeds in 2006 and 2007. Maintaining relationships with existing distributors may be difficult and time-consuming. Although we typically enter into annual contracts with our distributors, our distribution agreements are not exclusive and do not prohibit our distributors from selling our competitors’ game cards. Our failure to maintain good relationships with our distributors could restrict our sales channels or encourage our distributors to seek to distribute our competitors’ products, each of which could materially disrupt our business and harm our net revenues. Furthermore, our growth strategy entails expanding our distribution network, which may be difficult to achieve in a timely manner or at all.

We may be unable to effectively manage our nationwide distribution network. Any failure by our distributors to operate in compliance with our distribution agreements and applicable law may result in liability to us, may interrupt the effective operation of our distribution network, may harm our games’ reputation and may result in decreased net revenues.

We have limited ability to manage the activities of our distributors, who are independent from us. In addition, our distributors and the Internet cafés and other outlets in which they sell our prepaid game cards may violate our distribution agreements or the sales agreements between our distributors and the retail outlets. Such violations may include, among other things:

•	failure to meet minimum sales targets or penetration targets, or failure to maintain minimum price levels for our prepaid game cards in accordance with our distribution agreements;

•

failure to properly promote our online games in local Internet cafés and other important outlets, or failure to cooperate with our sales and marketing team’s efforts in their designated territories; and

•	selling our prepaid game cards outside their designated territories, possibly in violation of the exclusive distribution rights that we have granted to other distributors.

Some of our distributors have committed such types of violations in the past, which resulted in our terminating our existing distribution agreements with the offending parties. If we decide to fine, suspend or terminate our distributors for acting in violation of our distribution agreements, or if the distributors fail to address material violations committed by any of their retail outlets, our ability to effectively sell our prepaid game cards in any given territory could be negatively impacted. These and similar actions could also negatively affect our games and our corporate image, possibly resulting in loss of players and a decline in sales. Additionally, we may be liable in China for legal or regulatory violations by any of our distributors.

We may be subject to administrative fines and other penalties in Taiwan.

In October 2006, we entered into a series of transactions whereby we attempted to obtain a 51% indirect equity interest in Lager Network, the Taiwan-based developer of K III and the graphics engine we use in Giant Online, and holder of the license to operate ZT Online in Hong Kong, Macau and Taiwan. Our Taiwan legal counsel, Lee & Li, advised us that these transactions were void from the outset because of legal and administrative restrictions in Taiwan that apply to ownership of Taiwanese assets by PRC persons. These transactions were subsequently unwound. If the Taiwan regulators were to view our investment in Lager Network as not being void from the outset, we may be required to take further action to unwind our acquisition of Lager Network, and our rights to any consequent equity interests in Lager Network could be suspended, we could be ordered to cease and withdraw our consequent investment in Lager Network within a specified period, and we could be fined for our continued non-compliance. This could materially and adversely affect our business, results of operations and financial condition.

We could be liable for breaches of security of our website and third-party online payment system, which may have a material adverse effect on our reputation and business.

In 2006 and 2007, 14.9% and 9.4%, respectively, of our sales proceeds were generated from sales of our game points through a third-party online payment system. In such transactions, secure transmission of confidential information, such as customers’ debit and credit card numbers and expiration dates, personal information and billing addresses, over public networks, including our official game website, is essential for maintaining consumer confidence. We currently provide password protection of our VIP player accounts and verification hardware for all of our player accounts. While we have not experienced any breach of our security measures to date, such current security measures may be inadequate. In addition, we expect that an increasing number of our sales will be conducted over the Internet as result of the growing use of online payment systems. We also expect that associated online crime will likely increase accordingly. We must therefore be prepared to increase our security measures and efforts so that our customers have confidence in the reliability of the online payment system that we use. We do not have control over the security measures of our third-party online payment operator, and its security measures may not be adequate at present or may not be adequate with the expected increased usage of online payment systems. We could be exposed to litigation and possible liability if we fail to secure confidential customer information, which could harm our reputation, ability to attract customers and ability to encourage players to purchase our game points.

Unexpected network interruptions, security breaches or computer virus attacks could have a material adverse effect on our business, financial condition and results of operations.

Any failure to maintain the satisfactory performance, reliability, security and availability of our network infrastructure may cause significant harm to our reputation and our ability to attract and maintain players. All of the game servers operating our games, and all of the servers handling log-in, billing and data back-up matters for us are hosted and maintained by third party service providers. Major risks involved in such network infrastructure include any break-downs or system failures resulting in a sustained shutdown of all or a material portion of our servers, including failures which may be attributable to sustained power shutdowns, or efforts to gain unauthorized access to our systems causing loss or corruption of data or malfunctions of software or hardware.

In the past, our server network has experienced unexpected outages for several hours and occasional slower performance in a number of locations in China as a result of failures by third party service providers. Our network systems are also vulnerable to damage from fire, flood, power loss, telecommunications failures, computer viruses, hacking and similar events. Any network interruption, virus or other inadequacy that causes interruptions in the availability of our online games or deterioration in the quality of access to our online games could reduce our players’ satisfaction and ultimately harm our business, financial condition and results of operations. In addition, any security breach caused by hackings, which involve efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, and the inadvertent transmission of computer viruses could have a material adverse effect on our business, financial condition and results of operations. We do not maintain insurance policies covering losses relating to our network systems and we do not have business interruption insurance.

Some of our players make sales and purchases of ZT Online game accounts and virtual items through third party auction websites, which may have a negative effect on our net revenues; efforts by us to restrict these transactions has resulted, and may continue to result, in players deciding not to play our games or making legal claims against us, which could materially and adversely affect our business, results of operations and financial condition.

Some of our players make sales and purchases of ZT Online game accounts and virtual items through third party auction websites in exchange for real money. We do not generate any net revenues from these transactions. Accordingly, purchases and sales of ZT Online game accounts or virtual items on third-party websites could lead to decreased sales by us and also put downward pressure on the prices that we charge players for our virtual items and services, all of which could result in lower revenues generated for us by our games. To discourage this behavior, which we believe is inconsistent with the basic principles of our game-playing environment, in May 2007 we changed the rules governing one of our popular promotions that enabled a player to purchase virtual “insurance policies” for his or her character that would pay out virtual gold coins valued at up to five times the purchase price of the insurance policy once his or her character reached a predetermined experience level. Some players would use gold coins earned from these pay-outs to obtain virtual items, and then sell these virtual items to other players using auction websites. We changed the rule so that related pay-outs consist primarily of gold coin vouchers, which can only purchase virtual items that are non-transferable. We believe that this change was the main reason for the subsequent temporary decrease in our monthly average concurrent users, which fell by 14.9% from 553,784 as of the month ended May 31, 2007 to 471,428 as of the month ended June 30, 2007. New players may decide not to play our game as a result of this rule change, or if we decide to implement further restrictions on players’ ability to trade in virtual items or game accounts, which could materially and adversely affect our business, results of operations and financial condition.

Furthermore, in May 2007 we were sued for damages related to the rule change in a local court by a player in Jilin Province. On November 30, 2007, the court dismissed the case for the failure to state a claim. While the amount of damages sought in this lawsuit was not significant, an unfavorable judgment against us could have subjected us to lawsuits from other players seeking damages based on similar claims, the aggregate of which could be substantial. Future litigation could result in substantial costs and diversion of our resources, and could disrupt our business, as well as have a material adverse effect on our financial condition and results of operations.

Undetected programming errors or defects in our games and the proliferation of cheating programs could materially and adversely affect our business, financial condition and results of operations.

Our online games may contain undetected programming errors or other defects. In addition, parties unrelated to us have in the past, and may again in the future, develop Internet cheating programs that enable our users to acquire superior features for their game characters for which they would otherwise be required to pay or otherwise earn through game play. Furthermore, certain cheating programs could cause the loss of a character’s superior features acquired by a player. The occurrence of undetected errors or defects in our games, and our failure to discover and disable cheating programs affecting the fairness of our game environment, could damage our and our games’ reputations and result in players being discouraged from playing our games and purchasing virtual items and services in our games. This could materially and adversely affect our business, financial condition and results of operations.

Our business depends substantially on the continuing efforts of our senior management, and our business may be severely disrupted if we lose their services.

Our future success heavily depends upon the continued services of our senior management. In particular, we rely on the expertise and experience of Yuzhu Shi, our founder, controlling beneficial owner and chief executive officer, in our business operations and game development, and rely on his personal relationships with our employees, the relevant regulatory authorities, our distributors, our advertising media and Lager Network, the developer of K III and the graphics engine we use in Giant Online and holder of the license to operate ZT Online in Hong Kong, Macau and Taiwan. We do not maintain key-man life insurance for any of our senior management. If one or more of our senior management are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all. As a result, our business may be severely disrupted, our financial conditions and results of operations may be materially adversely affected, and we may incur additional expenses to recruit and train personnel.

Each of our executive officers has entered into an employment agreement with us, which contains confidentiality and non-competition provisions. If any disputes arise between our executive officers and us, we cannot assure you the extent to which any of these agreements could be enforced in China, where these executive officers reside and hold most of their assets, in light of the uncertainties with China’s legal system.

Our founder, controlling beneficial owner and chief executive officer, Yuzhu Shi, was previously involved in various enterprises, some of which were the subject of claims or legal actions.

Over the past 18 years, our founder, controlling beneficial owner and chief executive officer, Yuzhu Shi, previously founded, managed or was substantially involved in various enterprises, including Zhuhai Giant Hi-Tech Group Limited, or Zhuhai Giant, Giant Investment Co., Ltd., or Giant Investment, Shanghai Jiante Shengming Technology Co., Ltd., Shanghai Jiante Bio-Technology Co., Ltd., Ready Finance Limited, Stone Group Holdings Limited and Shanghai Youyuan Gardening Co., Ltd. Zhuhai Giant was founded by Mr. Shi in 1991, and Mr. Shi served as its president from 1992 to 1995. In 1998, Zhuhai Giant engaged in an unsuccessful real estate venture, which caused Zhuhai Giant to cease operations with significant outstanding debts and claims for repayment. Zhuhai Giant settled the majority of these claims through negotiations with the relevant claimants. Three claims remain outstanding, and these claimants have obtained judgments in 2003 against Zhuhai Giant from court rulings in the amounts of RMB1.1 million (US$0.1 million), RMB3.5 million (US$0.5 million) and RMB1.5 million (US$0.2 million). Zhuhai Giant and the claimants are currently discussing settlement of these judgments. In addition, Giant Investment and its subsidiaries were previously the subject of several claims, administrative actions and negative publicity relating to the alleged false advertising of one of its products. Current outstanding claims relating to these enterprises, potential new claims or negative publicity relating thereto could divert Mr. Shi’s attention from the management of our company, discourage investors or lenders from providing capital or loans that we may require in the future.

If we are unable to attract, train and retain key individuals and highly skilled employees, our business may be adversely affected.

If our business continues to expand, we will need to hire and retain additional qualified employees, including skilled and experienced online game developers. Since our industry is characterized by high demand and intense competition for talent, we may need to offer higher compensation and other benefits in order to retain key personnel in the future. We cannot assure you that we will be able to attract or retain the qualified game developers or other key personnel that we will need to achieve our business objectives. As a rapidly growing company, our ability to train and integrate new employees into our operations may not meet the increasing demands of our business, which could adversely affect our business and future growth prospects.

Future acquisitions may have an adverse effect on our ability to manage our business.

Selective acquisitions form part of our strategy to expand our business. We do not, however, have any prior experience integrating any new companies into ours, and we believe that integration of a new company’s operation and personnel will require significant management attention. The diversion of our management’s attention from our business and any difficulties encountered in the integration process could have an adverse effect on our ability to manage our business.

We may pursue acquisitions of companies, technologies and personnel that are complementary to our existing business. However, our ability to grow through future acquisitions or investments or hiring will depend on the availability of suitable acquisition and investment candidates at an acceptable cost, our ability to compete effectively to attract these candidates, and the availability of financing to complete larger acquisitions. Since we expect the online game industry to consolidate in the future, we may face significant competition in executing our growth strategy. Future acquisitions or investments could result in potential dilutive issuances of equity securities or incurrence of debt, contingent liabilities or impairment of goodwill and other intangible assets, any of which could adversely affect our financial condition and results of operations. The benefits of an acquisition or investment may also take considerable time to develop and any particular acquisition or investment may not produce the intended benefits.

Future acquisitions would also expose us to potential risks, including risks associated with the assimilation of new operations, technologies and personnel, unforeseen or hidden liabilities, the diversion of resources from our existing businesses, sites and technologies, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions, and potential loss of, or harm to, our relationships with employees, customers, licensors and other suppliers as a result of the integration of new businesses.

Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business.

We regard our copyrights, trademarks, trade secrets and other intellectual property as critical to our success. Unauthorized use of the intellectual property used in our business may adversely affect our business and reputation.

We have historically relied on a combination of trademark and copyright law, trade secret protection and restrictions on disclosure to protect our intellectual property rights. Although we presently enter into confidentiality and invention assignment agreements with most of our employees, in the past we only required more senior employees or those in commercially or technically sensitive positions to do so. We cannot assure you that these confidentiality agreements will not be breached, that we will have adequate remedies for any breach, or that our proprietary technology will not otherwise become known to, or be independently developed by, third parties.

We are in the process of registering 86 trademarks in China and 140 trademarks overseas used in our business. We cannot assure you that any of these trademark applications will ultimately proceed to registration or will result in registration with scope adequate for our business. Some of our pending applications or registrations may be successfully challenged or invalidated by others. If our trademark applications are not successful, we may have to use different marks for affected services or technologies, or enter into arrangements with any third parties who may have prior registrations, applications or rights, which might not be available on commercially reasonable terms, if at all.

Implementation of intellectual property laws in China has historically been lacking, primarily because of ambiguities in the laws and difficulties in enforcement. Accordingly, intellectual property right protection in China may not be as effective as in the United States or other countries. Policing unauthorized use of our proprietary technology, trademarks and other intellectual property is difficult and expensive, and litigation may be necessary in the future to enforce our intellectual property rights. Future litigation could result in substantial costs and diversion of our resources, and could disrupt our business, as well as have a material adverse effect on our financial condition and results of operations.

We may be subject to infringement and misappropriation claims in the future, which may cause us to incur significant expenses, pay substantial damages and be prevented from providing our services or technologies.

Our success depends, in part, on our ability to carry out our business without infringing the intellectual property rights of third parties. We may be subject to litigation involving claims of patent, copyright or trademark infringement, or other violations of intellectual property rights of third parties. In particular, the patent field covering online games and related technology is rapidly evolving and surrounded by a great deal of uncertainty, and we cannot assure you that our technologies, processes or methods would not be covered by third-party patents, either now existing or to be issued in the future. Future litigation may cause us to incur significant expenses, and third-party claims, if successfully asserted against us, may cause us to pay substantial damages, seek licenses from third parties, pay ongoing royalties, redesign our services or technologies, or prevent us from providing services or technologies subject to these claims. Even if we were to prevail, any litigation would likely be costly and time-consuming and divert the attention of our management and key personnel from our business operations.

We have no general business insurance coverage, which may result in our incurring substantial costs and the diversion of resources.

Insurance companies in China offer limited business insurance products and do not, to our knowledge, offer business liability insurance. While business interruption insurance is available to a limited extent in China, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to subscribe for such insurance. As a result, we do not have any business liability, disruption or litigation insurance coverage for our operations in China. Except for legally required automobile liability insurance, we also do not carry any property or casualty insurance. Any business disruption or litigation, or any liability or damage to, or caused by, our facilities or our personnel may result in our incurring substantial costs and the diversion of resources.

Our independent registered public accounting firm, in the course of auditing our consolidated financial statements for the year ended December 31, 2007 identified several material weaknesses in our internal controls. We may not be able to achieve and maintain an effective system of internal controls over financial reporting, a failure which may prevent us from accurately reporting our financial results or detecting and preventing fraud.

We are a young public company with limited accounting personnel and other resources with which to address our internal controls and procedures. As a result, when our independent registered public accounting firm audited our consolidated financial statements for the year ended December 31, 2007, they identified material weaknesses related to our control environment and the design of operating controls to prevent and detect financial statement errors; some significant deficiencies; and several control deficiencies (each as defined in the standard established by the U.S. Public Accounting Oversight Board). Any of these weaknesses or deficiencies could, in the judgment of our independent registered public accounting firm, adversely affect our ability to record, process, summarize and report financial data consistent with the assertions of our management in our financial statements.

The material weaknesses related to our control environment consisted of:

•	a lack of sufficient accounting personnel with U.S. GAAP and SEC reporting experience;

•	inadequate controls for establishing and maintaining an oversight function and communication of internal controls, policies and procedures; and

•	a lack of effective monitoring activities to prevent and detect misstatements in our accounts and our financial statements.

If we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls over financial reporting at a reasonable assurance level. Moreover, effective internal controls over financial reporting is necessary for us to produce reliable financial reports and is important to help detect and prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business.

The successful operation of our business depends upon the performance and reliability of the Internet infrastructure and fixed telecommunications networks in China.

Our business depends on the performance and reliability of the Internet infrastructure in China. Almost all access to the Internet is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Information Industry of China. In addition, the national networks in China are connected to the Internet through international gateways controlled by the PRC government. These international gateways are the only channels through which a domestic user can connect to the Internet. A more sophisticated Internet infrastructure may not be developed in China. We or the players of our online games may not have access to alternative networks in the event of disruptions, failures or other problems with China’s Internet infrastructure.

We face risks associated with the licensing of our games overseas, and if we are unable to effectively manage these risks, they could impair our ability to expand our business internationally.

As of the date of this annual report, we have granted to Lager Network the license to operate ZT Online in Hong Kong, Macau and Taiwan. We have also granted an exclusive license to VinaGame Software Service Joint Stock Company, or VinaGame, to operate ZT Online in Vietnam. We may further license our existing and new games in other countries and regions. The offering of our games in the international markets could expose us to a number of risks, including:

•	difficulties in identifying and maintaining good relationships with licensees who are knowledgeable about, and can effectively distribute and operate our games in, international markets;

•	difficulties in maintaining the reputation of our company and our games, given that our games are operated by licensees in the international markets pursuant to their own standards;

•	difficulties in and costs of protecting our intellectual property rights internationally;

•

difficulties and costs relating to compliance with the different commercial and legal requirements of the international markets in which we offer our games, such as game import regulatory procedures, taxes and other restrictions and expenses;

•	difficulties and uncertainties in obtaining software export contract registration license from the relevant PRC authorities;

•	fluctuations in currency exchange rates; and

•	interruptions in cross-border Internet connections or other system failures.

Risks Related to the Regulation of Our Business

PRC regulations relating to our industry are evolving. Any adverse or unanticipated regulatory changes could significantly harm our business or limit our ability to operate.

Substantial uncertainties and restrictions exist with respect to the application and implementation of PRC laws and regulations in the online game industry. If the PRC government finds that our past or current structure for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including the shutting down of our operations.

Foreign ownership in Internet content providers, which includes online games, is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates Internet access and the operation of online games through strict business licensing requirements and other laws and regulations, which also include limitations on foreign ownership in PRC companies that provide Internet content. Specifically, foreign investors are not allowed to own more than a 50% equity interest in any Internet content provider. In addition, foreign and foreign-invested enterprises are currently not able to apply for the required licenses for operating online games in China.

Because we are a Cayman Islands company, we and our PRC subsidiary are treated as foreign or foreign-invested enterprises under PRC laws and regulations. To comply with PRC laws and regulations, we operate our online games in China through a series of contractual arrangements entered into between our PRC subsidiary, Shanghai Zhengtu Information Technology Co., Ltd, or Zhengtu Information, and Shanghai Giant Network Technology Co., Ltd, or Giant Network, which is beneficially owned by certain of our officers and directors and other individuals, all of whom are PRC citizens. Giant Network holds a Telecommunications and Information Services Operating License, or ICP license, issued by the Shanghai Municipal Information Commission, a local branch of the Ministry of Information Industry, which allows Giant Network to provide Internet content distribution services in Shanghai. This license is essential to the operation of our business.

Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between the Company and Giant Network through the irrevocable proxy agreement, whereby equity holders of Giant Network effectively assigned all of their voting rights underlying their equity interest to the Company. We have entered into contractual arrangements with Giant Network pursuant to which Zhengtu Information, our wholly owned subsidiary, provides technical support and an exclusive software license to Giant Network. As a result of these contractual arrangements, under U.S. GAAP, we are also considered the primary beneficiary of Giant Network and, accordingly, we consolidate its historical results in our financial statements. For detailed descriptions of these contractual arrangements, see “Information on the Company—Organizational Structure” and “Major Shareholders and Related Party Transactions—Related Party Transactions.”

The relevant PRC regulatory authorities have broad discretion in determining whether a particular contractual structure is in violation of the law. For example, on July 26, 2006, the Ministry of Information Industry publicly released the Notice on Strengthening the Administration of Foreign Investment in Operating Value-added Telecom Business, dated July 13, 2006, or the MII Notice, which reiterates certain provisions under China’s Administrative Rules on Telecommunications Enterprises prohibiting a domestic company that holds an ICP license from renting, transferring or selling a telecommunications license to a foreign investors in any form, or providing any resources, sites or facilities to foreign investors that intend to conduct value-added telecom business illegally in China. There is currently no official interpretation or implementation practice under the MII Notice. It remains uncertain how the MII Notice will be enforced and whether or to what extent the MII Notice may affect the legality of the corporate and contractual structures adopted by online game companies that operate in China, such as ours. We have made inquiries with officials at the Ministry of Information Industry but have not yet been able to obtain a definitive answer regarding implementation of the MII Notice and any implications for the legality of our corporate and contractual structures. If our corporate and contractual structures are deemed by the Ministry of Information Industry to be illegal, either in whole or in part, we may have to modify such structures accordingly to comply with regulatory requirements. However, we cannot assure you that we can achieve this without material disruption to our business. Further, if the past or current ownership structures, contractual arrangements and businesses of our company, Zhengtu Information or Giant Network are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses of Zhengtu Information or Giant Network, which are essential to the operation of our business;

•	levying fines;

•	confiscating our income or the income of Zhengtu Information or Giant Network;

•	shutting down our servers or blocking our website;

•	discontinuing or restricting our operations or the operations of Zhengtu Information or Giant Network;

•	imposing conditions or requirements with which we, Zhengtu Information or Giant Network may not be able to comply;

•	requiring us, Zhengtu Information or Giant Network to restructure the relevant ownership structure, operations or contractual arrangements;

•	restricting or prohibiting our use of the proceeds from our public offering to finance our business and operations in China; and

•	taking other regulatory or enforcement actions that could be harmful to our business.

Any of these events could materially and adversely affect our business, financial condition and results of operations.

The contractual arrangements with our affiliated Chinese entity and its shareholders, which relate to critical aspects of our operations, may not be as effective in providing operational control as direct ownership. In addition, these arrangements may be difficult and costly to enforce under PRC law.

We rely on contractual arrangements with Giant Network and its shareholders in China to operate our business. For a description of these contractual arrangements, see “Information on the Company—Organizational Structure” and “Major Shareholders and Related Party Transactions—Related Party Transactions.” These contractual arrangements may not be as effective as direct ownership in providing us control over Giant Network. Direct ownership would allow us, for example, to directly exercise our rights as a shareholder to effect changes in the board of Giant Network, which, in turn, could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, as a legal matter, if Giant Network or its shareholders fails to perform their respective obligations under these contractual arrangements, we may have to incur substantial costs and expend significant resources to enforce those arrangements, and rely on legal remedies under PRC law. These remedies may include seeking specific performance or injunctive relief, and claiming damages, any of which may not be effective. For example, if any of Giant Network’s shareholders refuses to transfer its equity interest in Giant Network to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if any of those individuals otherwise act in bad faith towards us, we may have to take legal action to compel it to fulfill its contractual obligations. In addition, as Giant Network is jointly owned by its shareholders, it may be difficult for us to change our corporate structure or to bring claims against it or its shareholders if any of them fails to perform their obligations under the related contracts or does not cooperate with any such actions by us.

All of these contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, which relate to critical aspects of our operations, we may be unable to exert effective control over Giant Network and our ability to conduct our business may be negatively affected.

The contractual arrangements entered into among our PRC subsidiary, our affiliated entity and its shareholders may be subject to audit or challenge by the PRC tax authorities; a finding that our PRC subsidiary or our affiliated entity owes additional taxes could substantially reduce our net income and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among Zhengtu Information, our PRC subsidiary, Giant Network, our affiliated entity, and Giant Network’s shareholders do not represent arm’s-length prices and adjust any of their income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in, for PRC tax purposes, a reduction of expense deductions recorded by Zhengtu Information or Giant Network or an increase in taxable income, all of which could in turn increase our tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties on Zhengtu Information or Giant Network for under-paid taxes.

Our business benefits from certain preferential tax treatment and other government incentives. Expiration, discontinuation, or reduction of such treatment will increase our tax burden and reduce out net income.

Under certain PRC tax laws effective until December 31, 2007, the PRC government provided various incentives to domestic companies in the software and certain technology industries in China in order to encourage development of those industries. Both Zhengtu Information and Giant Network historically received preferential income tax treatments due to their status as software enterprises and high-tech enterprises located in certain areas. Specifically, both entities enjoyed a reduced enterprise income tax rate of 15%, as compared to the statutory rate of 33%, and fixed-term tax exemptions and reductions prior to 2007, and with respect to Zhengtu Information, in 2007. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation—China.” In addition, we have been receiving government financial incentives based on business taxes paid by us, and expect to continue to receive them through December 31, 2014 because there are no conditions or performance-based obligations attached to these incentives other than our continued registration in our present district in Shanghai and they are not subject to refund. These incentives were granted by the Shanghai local government, and there can be no assurance that such incentives we are currently enjoying will not be modified or challenged by the central government or the taxation authority. We received financial incentives totaling RMB1.6 million (US$0.2 million) and RMB16.8 million (US$2.3 million) in 2006 and 2007, respectively. If these incentives are modified or otherwise challenged by any government authority, the loss may have an adverse effect on our business and results of operation.

In 2007 China passed a new Enterprise Income Tax Law, or the New EIT Law, and its implementing rules, both of which became effective on January 1, 2008. The New EIT Law (i) reduces the top rate of enterprise income tax from 33% to 25%, (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules, and (iii) replaces tax incentives under the old laws with new tax incentives, subject to new qualification criteria (for example, the New EIT Law permits a new category of “high- and new-technology enterprises” to enjoy a reduced enterprise tax rate of 15%). Zhengtu Information and Giant Network may not be entitled to preferential tax rates as a qualified high- and new-technology enterprise under the New EIT Law. We cannot assure you that the tax authorities will not, in the future, discontinue any of our preferential tax treatments, potentially with retroactive effect. The discontinuation of any of our preferential tax treatments could materially increase our tax obligations. See “Item 5.—Operating and Financial Review and Prospects—A. Operating Results—Taxation—China.”

Under the New EIT Law, we may be classified as a “resident enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and U.S. holders of our ADSs or ordinary shares.

Under the New EIT Law, an enterprise established outside of China with its “de facto management body” in China is considered a “resident enterprise,” meaning that it can be treated the same as a Chinese enterprise for enterprise income tax purposes. The implementing rules of the New EIT Law defines “de facto management body” as an organization that exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of an enterprise. Currently no interpretation or application of the New EIT Law and its implementing rules is available, therefore it is unclear how tax authorities will determine tax residency based on the facts of each case.

If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we will be subject to enterprise income tax at a rate of 25% on our worldwide income as well as PRC enterprise income tax reporting obligations. This would mean that income such as interest on offering proceeds and other non-China source income would be subject to PRC enterprise income tax at a rate of 25%, in comparison to no taxation in the Cayman Islands. Second, although under the New EIT Law and its implementing rules dividends paid to us by our PRC subsidiaries would qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, a 10% withholding tax will be imposed on dividends we pay to our non-PRC shareholders, and future guidance may extend the withholding tax to gains derived by our non-PRC shareholders from transferring our ADSs or ordinary shares. Similar results would follow if our BVI subsidiary is considered a PRC “resident enterprise.”

Intensified government regulation of Internet cafés could limit our ability to maintain or increase our net revenues and expand our customer base.

Starting in 2001, the Chinese government began tightening its supervision of Internet cafés, closing unlicensed Internet cafés, requiring those remaining open to install software to prevent access to sites deemed subversive and requiring web portals to sign a pledge not to host subversive sites. In February 2007, 14 PRC national government authorities, including the Ministry of Information Industry, the Ministry of Culture and the General Administration of Press and Publication, jointly issued a notice suspending nationwide approval for the establishment of new Internet cafés in 2007 and enhancing the punishment for Internet cafés admitting minors. This suspension may continue indefinitely. Furthermore, the Chinese government’s policy, which encourages the development of a limited number of national and regional Internet café chains and discourages the establishment of independent Internet cafés, may slow down the growth of Internet cafés.

As Internet cafés are the primary venue for users to play our games, any reduction in the number, or any slowdown in the growth, of Internet cafés in China will limit our ability to maintain or increase our net revenues and expand our customer base, which will in turn materially and adversely affect our business and results of operations.

The laws and regulations governing the online game industry in China are developing and subject to future changes. If we fail to obtain or maintain all applicable permits and approvals, our business and operations would be materially and adversely affected.

The online game industry in China is highly regulated by the Chinese government. Various regulatory authorities of the Chinese central government, such as the State Council, the State Press and Publication Administration, the Ministry of Culture and the Ministry of Public Security, are empowered to issue and implement regulations governing various aspects of the online game industry.

We are required to obtain various permits or approvals from different regulatory authorities in order to operate online games. For example, an Internet content provider, or ICP, must obtain an ICP license in order to engage in any commercial ICP operations within China. In addition, an online game operator must also obtain a license from the Ministry of Culture and a license from the State Press and Publication Administration in order to distribute games through the Internet. We do not hold an Internet publishing license, as issuances of such licenses have been temporarily suspended by the State Press and Publication Administration. Therefore, we are currently publishing online games through third-parties who own publishing licenses, a practice that we believe our competitors and other entities in China currently engage in. Some of the licenses are subject to annual inspection by relevant government authorities, such as the ICP license. Additionally, in connection with Giant Network’s recent name change, we will be required to update Giant Network’s name on various permits and licenses. If we fail to maintain any of these required permits or approvals, we may be subject to various penalties, including fines and the discontinuation or restriction of our operations. Any such disruption in our business operations would materially and adversely affect our business, financial condition and results of operations.

Since we have licensed ZT Online to some oversea companies such as Lager Network and VinaGame for operation outside mainland China, we are required to submit our software export contracts to the data center of MOFCOM and obtain a software export contract registration license. Failure to obtain this license may cause us to incur penalties such as warning and restrictions on or discontinuation of our self-export operations. In addition to the aforementioned business and operational licenses required for online game operators, we are also required to obtain game content approval from the Ministry of Culture for Giant Online. We are already in the process of obtaining these approvals. For the games K III and EOS, which we expect to commercially launch in fourth quarter of 2008, there is an additional set of regulatory requirements with which we must comply. This includes obtaining game content approval from the Ministry of Culture, completing registration with MOFCOM and the State Copyright Bureau of related transfer agreements signed with Lager Network and Empire of Sports Ltd., obtaining a software product registration certificate from the Ministry of Information Industry, and obtaining a publication approval from the PRC General Administration of Press and Publication. Any failure by us to obtain these permits or approvals may cause us to suspend operation of our online games, or otherwise cause us to incur penalties, including fines and restrictions on or discontinuation of our operations, which could materially and adversely affect our business, financial condition and results of operations.

As the online game industry is at an early stage of development in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and address new issues that may arise. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future Chinese laws and regulations applicable to the online games industry. While we believe that, we are in compliance with all applicable Chinese laws and regulations currently in effect with the exception of those the violation of which has been disclosed in this annual report or would not otherwise have an adverse effect on Zhengtu Information and Giant Network as a whole, we cannot assure you that we will not be found in violation of any current or future Chinese laws and regulations.

Regulation and censorship of information disseminated over the Internet in China may adversely affect our business, and we may be liable for information displayed on, retrieved from, or linked to our websites.

In recent years, the Chinese government has adopted certain regulations governing Internet access and the distribution of news and other information over the Internet. Under these regulations, ICPs and Internet publishers are prohibited from posting or displaying over the Internet content that contradicts the fundamental principles of China’s Constitution; compromises state security, divulges state secrets, subverts state power or damages national unity; harms the dignity or interests of the state; incites ethnic hatred or racial discrimination or damages inter-ethnic unity; sabotages China’s religious policy or propagates heretical teachings or feudal superstitions; disseminates rumors, disturbs social order or disrupts social stability; propagates obscenity, pornography, gambling, violence, murder or fear or incites the commission of crimes; insults or slanders a third party or infringes upon the lawful rights and interests of a third party; or includes other content prohibited by laws or administrative regulations. Any person that fails to comply with these requirements may have its ICP license and other required licenses revoked and its websites shut down. In the past, failure to comply with these requirements has resulted in the closure of some websites. Website operators may also be held liable for censored information displayed on, retrieved from or linked to their websites. We believe that we are currently in compliance with the regulations and policies mentioned above. However, the Chinese government authorities may not take a view that is consistent with ours.

The Ministry of Information Industry has published regulations that subject website operators to potential liability for content included on their websites and the actions of users and others using their websites, including liability for violations of Chinese laws prohibiting the dissemination of content deemed to be socially destabilizing. The Ministry of Public Security has the authority to order any local Internet service provider, or ISP, to block any Internet website maintained outside China at its sole discretion. Periodically, the Ministry of Public Security has stopped the dissemination over the Internet of information which it believes to be socially destabilizing. The State Secrecy Bureau, which is directly responsible for the protection of State secrets of the Chinese government, is authorized to block any website it deems to be leaking State secrets or failing to meet the relevant regulations relating to the protection of State secrets in the dissemination of online information.

As these regulations are relatively new and subject to interpretation by the relevant authorities, it may not be possible for us to determine in all cases the type of content that could result in liability for us as a website operator. In addition, we may not be able to control or restrict the content of other ICPs linked to or accessible through our websites, or content generated or placed on our websites by our users, despite our attempt to monitor such content. To the extent that regulatory authorities find any portion of our content objectionable, they may require us to limit or eliminate the dissemination of such information or otherwise curtail the nature of such content on our websites, which may reduce our user traffic and have a material adverse effect on our financial condition and results of operations. In addition, we may be subject to significant penalties for violations of those regulations arising from information displayed on, retrieved from or linked to our websites, including a suspension or shutdown of our operations.

Regulations relating to offshore investment activities by PRC residents may increase our administrative burdens and create regulatory uncertainties that could restrict our overseas and cross-border investment activity, and a failure by our shareholders who are PRC residents to make any required applications and filings pursuant to such regulations may prevent us from being able to distribute profits and could expose us and our PRC resident shareholders to liability under PRC law.

A Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies (“Notice 75”) was promulgated by the PRC State Administration of Foreign Exchange, or SAFE, in October 2005 that requires registration with the local SAFE in connection with direct or indirect offshore investment by PRC residents. The regulation applies to our shareholders who are PRC residents and also applies to our offshore acquisitions.

The Notice 75 retroactively requires registration by March 31, 2006 of direct or indirect investments previously made by PRC residents in offshore companies. On May 29, 2007, SAFE issued guidance to its local branches for implementing Notice 75. The guidance standardizes more specific and stringent supervision on the registration relating to Notice 75. Specifically it requires PRC residents holding any equity interest in offshore companies, directly or indirectly, controlling or nominal, to make registration with SAFE and imposes obligations on the PRC subsidiaries of offshore companies to facilitate and urge registrations by relevant PRC residents and to file with SAFE the stock options granted by offshore companies to any PRC resident. The registration and filing procedures under Notice 75 are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholders loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquisocial networking distributions, equity sale proceeds, or the return of funds upon a capital reduction.

We have already notified our shareholders, and the shareholders of the offshore entities in our corporate group, who are PRC residents to urge them to make the necessary applications and filings as required under this regulation. However, as a result of uncertainty concerning the reconciliation of the new regulation, six PRC individuals who have exercised their options to purchase our ordinary shares in accordance with our Employee Share Option Scheme are currently unable to register their share ownership with Shanghai SAFE. These individuals are actively communicating with Shanghai SAFE to seek alternative solutions. We do not expect that the inability by those individuals to register share ownership with Shanghai SAFE will have a material adverse effect on our business. We are committed to complying, and to ensuring that our shareholders who are subject to the regulation comply, with the relevant rules. However, we cannot assure you that all of our shareholders who are PRC residents will comply with our request to make or obtain any applicable registrations or approvals required by the regulation or other related legislation. The failure or inability of our PRC resident shareholders to receive any required approvals or make any required registrations may subject us to fines and legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiary’s ability to make distributions or pay dividends or affect our ownership structure, as a result of which our acquisition strategy and business operations and our ability to distribute profits to you could be materially and adversely affected.

Our business may be adversely affected by public opinion and government policies in China.

Internet cafés, which are currently the most important outlets for online games, have been criticized by the general public in China for having exerted a negative influence on young people. Due primarily to such adverse public reaction, regulators in China have tightened their regulation of Internet café operations through, among other things, suspending the issuance of new operating licenses and further reducing the hours during which the Internet cafés are permitted to remain open for business. Also, local and higher-level governmental authorities may from time to time decide to more strictly enforce age limits and other requirements relating to Internet cafés as a result of the occurrence of, and the media attention on, gang fights, arson and other incidents in or related to Internet cafés. As most of our customers access our games from Internet cafés, any restrictions on Internet café operations could result in a reduction of the amount of time our customers spend on our online games or a reduction in or slowdown in the growth of our player base. Moreover, any adverse public reaction to the online game industry may discourage players from spending too much time playing our online games, which could limit the growth of or reduce our net revenues. In addition, it is also possible that the Chinese government authorities may decide to adopt more stringent policies to monitor the online game industry as a result of adverse public reaction or otherwise. Any such restrictions on online game playing would adversely affect our business and results of operations.

Our operations may be adversely affected by implementation of new addiction-related regulations.

The Chinese government may decide to adopt more stringent policies to monitor the online game industry as a result of adverse public reaction to perceived addiction to online games, particularly by minors. On April 15, 2007, eight PRC government authorities, including the State Press and Publication Administration, the Ministry of Education and the Ministry of Information Industry issued a Notice on the Implementation of Online Game Anti-Addiction System to Protect the Physical and Psychological Health of Minors (the “Anti-Addiction Notice”), requiring all Chinese game operators to adopt an “anti-addiction system” in an effort to curb addiction to online games by minors. Under the anti-addiction system, three hours or less of continuous play is defined to be “healthy,” three to five hours is defined to be “fatiguing,” and five hours or more is defined to be “unhealthy.” Game operators are required to reduce the value of game benefits for minor players by half when those players reach the “fatigue” level, and to zero when they reach the “unhealthy” level. In addition, online game players in China are now required to register their identity card numbers before they can play an online game. This system allows game operators to identify which players are minors. Failure to comply with the requirements under the Anti-Addiction Notice may subject us to penalties, including but not limited to suspension of our operation of online games, revocation of our licenses and approvals for our operations, rejection or suspension of our application for approvals, licenses, or filings for any new game, or prohibiting us from operating any new game.

We currently do not permit juvenile players to play our online games. If these restrictions are expanded to apply to adult players in the future, it could have a material and adverse effect on our business, financial condition and operating results.

Our corporate structure may limit our ability to receive dividends from, and transfer funds to, our PRC subsidiary, which could restrict our ability to act in response to changing market conditions.

We are a Cayman Islands holding company and substantially all of our operations are conducted through our PRC subsidiary, Zhengtu Information, and our affiliated entity, Giant Network. We rely on dividends and other distributions from Zhengtu Information to provide us with our cash flow and allow us to pay dividends on the shares underlying our ADSs and meet our other obligations. Current regulations in China permit our PRC subsidiary to pay dividends to us only out of its accumulated distributable profits, if any, determined in accordance with their articles of association and PRC accounting standards and regulations. The ability of Zhengtu Information to make dividends and other payments to us may be restricted by factors that include changes in applicable foreign exchange and other laws and regulations. In particular, under PRC law, our subsidiary may only pay dividends after 10% of its after-tax profits has been set aside as reserve funds, unless such reserves have reached at least 50% of its registered capital. Such cash reserve may not be distributed as cash dividends. Zhengtu Information is also required to allocate a portion of its after-tax profits, as determined by its board of directors, to its staff welfare and bonus funds, which may not be distributed to its shareholders. In addition, if our operating subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Moreover, the profit available for distribution from our operating subsidiary is determined in accordance with generally accepted accounting principles in China. This calculation may differ from one performed in accordance with U.S. GAAP. As a result, we may not have sufficient distributions from our PRC subsidiary to enable necessary profit distributions to us or any distributions to our shareholders in the future, the calculation of which would be based upon our financial statements prepared under U.S. GAAP.

Distributions by our PRC subsidiary to us other than as dividends may be subject to governmental approval and taxation. Any transfer of funds from our company to our PRC subsidiary, either as a shareholder loan or as an increase in registered capital, is subject to registration or approval of Chinese governmental authorities, including the relevant administration of foreign exchange and/or the relevant examining and approval authority. These limitations on the free flow of funds between us and our PRC subsidiary could restrict our ability to act in response to changing market conditions.

Risks Relating to China

Our operations may be adversely affected by changes in China’s economic, political, social and environmental conditions.

Substantially all of our business operations are conducted in China and substantially all of our net revenues are derived from our sale of virtual items and services in our online games in China. Accordingly, our results of operations, financial condition, and future prospects are subject to a significant degree to economic, political and social conditions in China. The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past three decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operation may be adversely affected by changes in tax regulations applicable to us. Since early 2004, the PRC government has implemented certain measures to control the pace of economic growth. Such measures may cause a decrease in the level of economic activity in China, including a decline in individual spending activities, which in turn could adversely affect our results of operational and financial condition.

In particular, our business is primarily dependent upon the economy and the business environment in China. Our growth strategy is based upon the assumption that demand in China for online games will continue to grow with the Chinese economy. However, the growth of the Chinese economy has been uneven across geographic regions and economic sectors. Several years ago the Chinese economy also experienced deflation, which may reoccur in the foreseeable future. We cannot assure you that the Chinese economy will continue to grow, or that if there is growth, such growth will be steady and uniform, or that if there is a slowdown, such slowdown will not have a negative effect on our business.

Natural disasters may also adversely affect our business and results of operation. For example, on May 12, 2008 an earthquake of magnitude 8.0 struck southwest China and caused the death of over 70,000 people. The State Council published a public notice on observation of the three-day mourning period from May 19, 2008 to May 21, 2008. According to this public notice, all public recreational activities were suspended during the mourning period. In compliance with the public notice, we suspended all our three games, namely ZT Online, ZT PTP and Giant Online, and suspended revenue collection as a result of game play during the three-day period in order to express our condolences to the earthquake victims.

In addition, during the 2008 Olympic Games in Beijing, our operating results in the second and third quarters of 2008 may be adversely affected as a result of increased interest in television viewing and corresponding decreased interest in our online games.

The PRC legal system embodies uncertainties which could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. Our PRC subsidiary, Zhengtu Information, is a foreign-invested enterprise incorporated in China. It is subject to laws and regulations applicable to foreign investment in China in general and laws and regulations applicable to foreign-invested enterprises in particular. However, these laws, regulations and legal requirements change frequently, and their interpretation and enforcement involve uncertainties. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. In addition, such uncertainties, including the inability to enforce our contracts, could materially and adversely affect our business and operations. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to the online game industry, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, and our foreign investors, including you.

There are currently no laws or regulations in the PRC governing virtual asset property rights and therefore it is not clear what liabilities, if any, online game operators may have relating to the loss of virtual assets.

In the course of playing online games, some virtual assets, such as special equipment, player experience grades and other features of our players’ game characters, are acquired and accumulated. Such virtual assets can be highly valued by online game players and in some cases are traded between players for actual money or real assets. In practice, virtual assets can be lost for various reasons, such as data loss caused by delay of network service or by a network crash. There are currently no PRC laws and regulations governing virtual asset property rights. As a result, it is unclear who is the legal owner of virtual assets and whether the ownership of virtual assets is protected by law. In the event of a loss of virtual assets, we may be sued by players and may be held liable for damages, which may negatively affect our business, financial condition and results of operations.

Restrictions on the convertibility of Renminbi into foreign currencies may limit our ability to make dividends or other payments in U.S. dollars or fund possible business activities outside China.

Substantially all of our net revenues are currently generated in Renminbi. Any future restrictions on currency exchanges may limit our ability to use net revenues generated in Renminbi to make dividends or other payments in U.S. dollars or fund possible business activities outside China. Although the PRC government introduced regulations in 1996 to allow greater convertibility of Renminbi for current account transactions, significant restrictions still remain, including primarily the restriction that enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents. In addition, remittance of foreign currencies abroad and conversion of Renminbi for capital account items, including direct investment and loans, is subject to government approval in China, and companies are required to open and maintain separate foreign exchange accounts for capital account items. We cannot assure you the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of Renminbi, especially with respect to foreign exchange transactions.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on United States or other foreign laws against us, our management or the experts named in the annual report.

We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, all of our directors and executive officers reside within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon some of our directors and senior executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. It would also be difficult for investors to bring an original lawsuit against us or our directors or executive officers before a Chinese court based on U.S. federal securities laws or otherwise. Moreover, our PRC legal counsel, Legal Group (Shanghai), has advised us that the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts.

Any future outbreak of avian flu, or severe acute respiratory syndrome in China, or similar adverse public health developments, may severely disrupt our business and operations and reduce the market for our products and services.

Adverse public health epidemics or pandemics could disrupt businesses and national economies in China. For example, from December 2002 to June 2003, China and certain other countries experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS. During May and June of 2003, many businesses in China were closed by the PRC government to prevent transmission of SARS. The World Health Organization has announced that there is a high likelihood of an outbreak of avian flu, with the potential to be as disruptive if not more disruptive than SARS. Any recurrence of the SARS outbreak, an avian flu outbreak, or development of a similar health hazard in China, may disrupt consumer spending. In addition, health or other government regulation may require temporary closure of our offices and operations or of the third party service providers that host and maintain our servers. Lastly, such outbreak may cause the sickness or death of our key management and employees. Any of such occurrences would adversely affect our business and results of operations.

Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.

The change in value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 13.3% appreciation of the RMB against the U.S. dollar between July 21, 2005 and December 31, 2007. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. As substantially all of our costs and expenses are denominated in Renminbi, the revaluation beginning in July 2005 and potential future revaluation has and could further increase our costs in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars we receive from our U.S. investments into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Risks Related to Our Ordinary Shares and ADSs

The market price for our ADSs may be volatile which could result in a loss to you.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to a number of factors, including:

•	actual or anticipated fluctuations in our quarterly operating results;

•	regulatory developments in China affecting us, our industry, our corporate structure or our advertisers;

•	announcements of competitive developments;

•	announcements regarding litigation or administrative proceedings involving us;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of companies with comparable businesses;

•	addition or departure of our executive officers;

•	release or expiry of lock-up or other transfer restrictions on our outstanding common shares or ADSs; and

•	sales or perceived sales of additional common shares or ADSs.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

Future sales or perceived sales of ADSs or ordinary shares by existing shareholders could cause our ADS price to decline.

If our existing shareholders sell, indicate an intention to sell, or are perceived to intend to sell, substantial amounts of our ordinary shares in the public market, the trading price of our ordinary shares could decline. As of December 31, 2007, we had 258,670,626 outstanding ordinary shares. After the lock-up agreements pertaining to our initial public offering expired on April 28, 2008, 159,110,626 of our ordinary shares became eligible for sale in the public market, subject to volume limitations under Rule 144 under the U.S. Securities Act of 1933, as amended, or the Securities Act. In addition, the 3,030,000 ordinary shares subject to outstanding options under our 2006 Plan and 2007 Plan are eligible for sale in the public market to the extent permitted by the provisions of their various vesting agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our ordinary shares could decline.

Our corporate actions are substantially controlled by our principal shareholders and their affiliated entities.

As at December 31, 2007, our principal shareholders and their affiliated entities owned approximately 70.2% of our outstanding ordinary shares. These shareholders, acting individually or as a group, could exert control over and substantially influence matters such as electing directors and approving mergers or other business combination transactions. For example, between February 2006 and June 2007, Giant Network and Zhengtu Information made interest-free advances in the total amount of RMB900.0 million to Shanghai Jiante Shengming Technology Co., Ltd., a company controlled by Yuzhu Shi, our controlling beneficial owner. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company that might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2007, and we do not expect to be a PFIC in any future taxable year. However, PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Since we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets following this offering and, since the value of our assets is to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which is likely to fluctuate over time (and may fluctuate considerably given that market prices of technology companies have been especially volatile), there can be no assurance that we will not be a PFIC for any taxable year. If we are a PFIC for any taxable year during which a U.S. investor held our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences would apply to the U.S. investor. See “Item 10.—Additional Information—E. Taxation— United States Federal Income Taxation—Passive foreign investment company.”

You may lose some or all of the value of a distribution by the depositary if the depositary cannot convert RMB into U.S. dollars on a reasonable basis at the time of such distribution for regulatory or other reasons.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent.

The depositary will convert any cash dividend or other cash distribution we pay on the ordinary shares into U.S. dollars, if it can do so on a practicable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any approval from any government is needed and cannot be obtained, the depositary is allowed to distribute RMB only to those ADS holders to whom it is possible to do so. It will hold RMB it cannot convert for the account of the ADS holders who have not been paid. However, it will not invest RMB and it will not be liable for interest. In addition, if the exchange rates fluctuate during a time when the depositary cannot convert RMB at the time of such distribution for regulatory or other reasons, the ADS holders who have not been paid may lose some or all of the value of the distribution.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends if it is impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which they relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary will not make rights available to you unless either the rights and any related securities are both registered under the Securities Act, or the distribution of them to ADS holders is exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

In addition, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our common shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of common shares your ADSs represent. However, the depositary may, at its discretion, decide that it is impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and you will not receive such distribution.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you may have less protection of your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

The Cayman Islands courts are unlikely:

•

to recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	to entertain original actions brought against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the Cayman Islands will generally recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that (i) such courts had proper jurisdiction over the parties subject to such judgment; (ii) such courts did not contravene the rules of natural justice of the Cayman Islands; (iii) such judgment was not obtained by fraud; (iv) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (vi) there is due compliance with the correct procedures under the laws of the Cayman Islands. You should also read “Description of Share Capital—Differences in Corporate Law” for some of the differences between the corporate and securities laws in the Cayman Islands and the United States.

You will have limited ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, because we are incorporated in the Cayman Islands, because we conduct a majority of our operations in China and because the majority of our directors and officers reside outside the U.S.

We are incorporated in the Cayman Islands, and conduct all of our operations in China through our subsidiary and affiliated entity established in China. All of our directors and officers reside outside the United States and substantially all of the assets of those persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

Unlike many jurisdictions in the United States, Cayman Islands law does not specifically provide for shareholder appraisal rights on a merger or consolidation of a company. This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation or to require that the offeror give you additional consideration if you believe the consideration offered is insufficient.

Shareholders of Cayman Islands exempted companies such as ourselves have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Cayman Islands companies may not have standing to initiate a derivative action in a federal court of the United States. As a result, your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in a United States federal court may be limited.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company.

As a “controlled company,” we are exempt from certain New York Stock Exchange corporate governance requirements, which may result in our independent directors not having as much influence as they would if we were not a controlled company.

We are a “controlled company” as defined under Section 303A of the Corporate Governance Rules of the New York Stock Exchange, because one of our shareholders holds more than 50% of our voting power. As a result, for so long as we remain a controlled company as defined under that rule, we are exempt from, and our shareholders generally are not provided with the benefits of, some of the New York Stock Exchange corporate governance requirements, including that:

•	a majority of our board of directors must be independent directors;

•	our compensation committee must be composed entirely of independent directors; and

•	our corporate governance and nomination committee must be composed entirely of independent directors.

Although we currently have a majority of independent directors, that may change in the future.

You may not agree with the ways in which we have used the net proceeds from our initial public offering.

Our management have considerable discretion in the application of our proceeds from our initial public offering. Our net proceeds were used for corporate purposes that may not improve our profitability or increase our ADS price. The net proceeds from our initial public offering were also placed in investments that may not produce income or may lose value. Our net proceeds from our initial public offering were approximately US$790.0 million. As of March 31, 2008, we have used approximately US$470.0 million, representing approximately 59.4% of the net proceeds, for the purchase of money market funds; approximately US$80.0 million, representing approximately 10.1% of the net proceeds, as dividends distributed to our original shareholders; and used approximately US$30.0 million, representing approximately 3.6% of the net proceeds, on short-term investments. We have also spent approximately US$200.0 million on our share repurchase program.

The voting rights of holders of ADSs are limited in several significant ways by the terms of the deposit agreement.

Holders of our ADSs may only exercise their voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions from a holder of ADSs in the manner set forth in the deposit agreement, the depositary will endeavor to vote the underlying ordinary shares in accordance with these instructions. Under our amended and restated memorandum and articles of association and Cayman Islands law, the minimum notice period required for convening a general meeting is ten days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter at the meeting. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ordinary shares are not voted as you requested.

The depositary of our ADSs will, except in limited circumstances, grant to us a discretionary proxy to vote the ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, which could adversely affect your interests and the ability of our shareholders as a group to influence the management of our company.

Under the deposit agreement for the ADSs, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings if you do not vote, unless:

•	we have failed to timely provide the depositary with our notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	voting at the meeting is made on a show of hands.

The effect of this discretionary proxy is that you cannot prevent our ordinary shares underlying your ADSs from being voted, absent the situations described above, and it may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

You may not receive distributions on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you.

The depositary of our ADSs has agreed to pay you the cash dividends or other distributions it or the custodian for our ADSs receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, the depositary is not responsible if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration is required for such distribution. We have no obligation to take any other action to permit the distribution of our ADSs, ordinary shares, rights or anything else to holders of our ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may have a material and adverse effect on the value of your ADSs.

You may be subject to limitations on transfer of your ADSs.

Your ADSs, represented by American depositary receipts, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary thinks it is necessary or advisable to do so in connection with the performance of its duty under the deposit agreement, including due to any requirement of law or any government or governmental body, or under any provision of the deposit agreement.

The costs associated with being a public company could reduce our net income and the value of your investment.

Our expected future financial results will be impacted as a result of our being a public company. We anticipate annual general and administrative expenses of approximately US$2.0 million relating to operating as a publicly held company, including compensation and benefit expenses of our executive management personnel, costs associated with annual and quarterly reports to stockholders, costs associated with our compliance with the Sarbanes-Oxley Act of 2002, independent registered public accounting firm fees, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance costs, and director compensation. These additional costs could have a significant impact on our net income and the value of your investment.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We commenced operations in 2004 through Shanghai Giant Network Technology Co., Ltd., a limited liability company organized under PRC laws. On October 16, 2007 this entity changed its name to Shanghai Giant Network Technology Co., Ltd., or Giant Network.

In order to implement an offshore holding company structure to comply with Chinese laws imposing restrictions on foreign ownership in the online game businesses in China, on July 26, 2006, Yuzhu Shi, our current chief executive officer and chairman, and his daughter, Jing Shi, together with 18 other individual shareholders (most of whom are direct or beneficial shareholders of Giant Network) established our current Cayman Islands holding company, Giant Network Technology Limited, or Giant, and its wholly owned subsidiary, Eddia International Group Limited, or Eddia, in the British Virgin Islands. Eddia established Shanghai Zhengtu Information Technology Co., Ltd., or Zhengtu Information, a wholly owned subsidiary in China on September 6, 2006, and contributed US$1,500,000 as its registered capital. As a result, we own 100% of the equity of Zhengtu Information through Eddia. On June 11, 2007, Giant changed its name from Giant Network Technology Limited to Giant Interactive Group Inc.

Following the establishment of our offshore holding structure, all of our online game business continues to be operated through Giant Network. The beneficial shareholders of Giant Network currently include Yuzhu Shi, who beneficially owns or controls 75% of Giant Network’s equity interests through his beneficial ownership of Shanghai Lanlin Bio-Technology Co., Ltd., and an additional 18 PRC individuals who beneficially own the remaining 25%. We have entered into contractual arrangements with Giant Network pursuant to which our wholly owned subsidiary, Zhengtu Information, provides technical support and consulting services to Giant Network. In addition, we have entered into agreements with Giant Network and its shareholders, providing us with the ability to effectively control this entity. Accordingly, we have consolidated the historical results of Giant Network in our financial statements as a variable interest entity pursuant to U.S. GAAP. For additional information on our organizational structure, see Item 4.C, “Organizational Structure.”

In the opinion of our Chinese legal counsel, Grandall Legal Group (Shanghai), the ownership structure of Zhengtu Information and Giant Network and our contractual arrangements with Giant Network and its shareholders comply with, and immediately before our initial public offering, complied with, current Chinese laws and regulations. In the opinion of our Chinese counsel, there are, however, substantial uncertainties regarding the interpretation and application of current or future Chinese laws and regulations. Accordingly, Chinese government authorities may ultimately take a view that is inconsistent with the opinion of our Chinese legal counsel.

Our principal executive offices are located at 2/F No.29 Building, 396 Guilin Road, Shanghai, 200233, People’s Republic of China. Our telephone number at this address is +86 21 6451-5001 and our fax number is +86 21 6451-8006. Our website address is www.ga-me.com. The information contained on our website is not part of this annual report. On November 6, 2007, we completed our initial public offering, which involved the sale by us and some of our shareholders of 65,777,036 of our ADSs, representing 65,777,036 of our ordinary shares.

B.	Business overview

Overview

We are one of China’s leading online game developers and operators in terms of revenues. Our online game ZT Online was the most popular online game in China in 2006, according to a report published by International Data Corporation, or IDC, a leading market research firm. In 2007, iResearch China Online Game Research Report ranked us as the third largest online game company in China in terms of revenue. We focus on massively multiplayer online, or MMO, games that are played through networked game servers in which tens of thousands of players are able to simultaneously connect and interact.

Our first internally-developed MMO game, ZT Online, was commercially launched in January 2006. We commercially launched our second MMO game, ZT Online PTP, a pay-to-play game based on the ZT Online free-to-play game, and our third MMO game, Giant Online, in the fourth quarter of 2007. ZT Online PTP and Giant Online are currently in open beta testing. Our MMO games’ compound quarterly growth rate was 6.8% and 6.7%, respectively, in terms of peak concurrent users and average concurrent users from the quarter ended December 31, 2006 through the quarter ended December 31, 2007. ZT Online, ZT Online PTP and Giant Online

together had 755,000 quarterly peak concurrent users and 395,000 quarterly average concurrent users for the year ended December 31, 2006 and had 983,000 quarterly peak concurrent users and 512,000 quarterly average concurrent users for the year ended December 31, 2007.

We believe that our success is largely attributable to our ability to internally develop, operate and market a high quality MMO game tailored to China’s core game player audience, which we define as players between the ages of 18 and 40. We have a team of over 299 experienced game developers as of December 31, 2007, which includes dedicated product development and enhancement teams for each of our MMO games. We believe that we will be able to leverage our national distribution and operational platform to market these games to players throughout China. We acquired the intellectual property rights to our third free-to-play MMO game, King of Kings III, from Taiwan Lager Network Technology Co., Ltd., or Lager Network, a developer in Taiwan, in the third quarter of 2007, and currently intend to commercially launch the game in China in the fourth quarter of 2008. In the first quarter of 2008, we also acquired an exclusive license to operate our fifth MMO game, EOS, in China, Hong Kong, Macau and Taiwan, and intend to commercially launch EOS in the fourth quarter of 2008. See “Information on the Company—Our Games—Future Game”

We believe that the high playability, interactivity and community-oriented nature of our games, together with their large active player bases, have resulted in a strong growth in the number of our paying players and our average revenues per user, or ARPU. ZT Online had 786,532 and 1,203,497 quarterly active paying players in the quarters ended December 31, 2006 and December 31, 2007, respectively. As a result, ZT Online’s quarterly active paying players and ARPU achieved compound quarterly growth rates of 11.2% and 12.4%, respectively, from the quarter ended December 31, 2006 through the quarter ended December 31, 2007. ZT Online PTP and Giant Online had 101,862 and 106,986 quarterly active paying players respectively in the quarter ended December 31, 2007. ZT Online had average revenue per user of RMB220 in the quarter ended December 31, 2006 and ZT Online, ZT Online PTP and Giant Online together had average revenue per user of RMB309 in the quarter ended December 31, 2007.

We have built nationwide distribution and marketing networks to sell and market our prepaid game cards and game points. As of December 31, 2007, our distribution network consisted of over 200 distributors and reached over 116,500 retail outlets, including Internet cafés, software stores, supermarkets, bookstores, newspaper stands and convenience stores located throughout China. We also sell game points through our official game website. As of December 31, 2007, our marketing network consisted of over 3000 liaison personnel throughout China.

Since our commercial launch of ZT Online in January 2006 and ZT Online PTP and Giant Online in the fourth quarter of 2007, we have experienced significant growth in our net revenues and net income. In 2006 and 2007, our net revenues were RMB408.5 million and RMB1,527.5 million (US$209.4 million), respectively. Our net income for the same periods was RMB244.6 million and RMB1,136.4 million (US155.8 million), respectively. As of the quarter ended March 31, 2008, our net revenues were RMB471.6 million (US$64.7 million). As of December 31, 2007, deferred revenues and advances from distributors totaled RMB325.0 million (US$44.5 million) and RMB127.8 million (US$17.5 million), respectively. Deferred revenues and advances from distributors represent amounts that we have received for sales of our prepaid game cards and game points that have not yet been recognized as net revenues. Although substantially all of our revenues have been generated in China, starting in January 2007 we have also derived revenues from the license of ZT Online to Lager Network for operation in Hong Kong, Macau and Taiwan.

Our Strengths

A Leader in the Online Game Market in China

We are a leading developer and operator of online games in China as measured by revenues. According to iResearch, we were ranked as the third largest online game company in China in terms of revenues in 2007. Since its commercial launch in 2006, ZT Online has become one of the most popular online games in China according to IDC. With the commercial launch of two additional MMO games, ZT Online PTP and Giant Online, in the fourth quarter of 2007, our MMO games’ popularity has enabled us to attract a large player base, which we believe enriches players’ interactive game experience and stimulates the purchase of virtual items and services by our players. ZT Online, had 755,000 quarterly peak concurrent users and 395,000 quarterly average concurrent users for the year ended December 31, 2006 and ZT Online, ZT Online PTP and Giant Online collectively had 983,000 quarterly peak concurrent users and 512,000 quarterly average concurrent users for the year ended December 31, 2007. We have also received a number of industry awards, including, among others:

•	2007 Customer Service Provider Award by the Ministry of Commerce of the People’s Republic of China;

•

2008 Most Anticipated Online Game (for Giant Online), 2007 Top 10 Game Developer and 2007 Top 10 Game Operator awarded by 2007 Digital Interactive Entertainment Industry Annual Voting organized by the Shanghai Municipal Information Commission and the Administration of Press and Publication of Shanghai Municipality;

•	2006 Top Popular Online Game jointly awarded by iResearch and www.xunlei.com;

•	2006 Annual Creation Award and Most Impressive Award of 2006 Sina Network Ceremony as voted by website visitors to www.sina.com.cn; and

•

Best Role Playing Game awarded by 2006 Digital Interactive Entertainment Industry Annual Voting organized by the Shanghai Municipal Information Commission and the Administration of Press and Publication of Shanghai Municipality.

Strong Product and Technology Development and Enhancement Capabilities for the Chinese Market

We have strong product and technology development capabilities that have enabled us to develop a leading proprietary technology platform. Our server technology enables a greater number of players to interact with each other in the game environment, which we believe provides our players with an opportunity to experience more intense and varied social interaction than would be possible otherwise. ZT Online and ZT Online PTP each enables up to 40,000 players to simultaneously interact in the same shard, which we believe is more than most MMO games in China. Giant Online enables up to 1,000,000 players to play concurrently in the same shard.

We believe that our success is also attributable to our strong “player first” culture and our ability to constantly enhance and update our game features around our free-to-play model and tailor our games to our players’ preferences. As of December 31, 2007, our Shanghai-based product development team consists of over 299 software engineers, platform engineers and media specialists, most of whom have extensive experience in developing games that appeal specifically to Chinese players. We have dedicated product development teams for each of our existing and upcoming games, and obtain players’ feedback and recommendations through various channels, including conducting online surveys, monitoring online discussion forums, conducting real time online and phone discussions with players, and organizing frequent offline player community events whereby we solicit player opinions.

We believe that our ability to rapidly deploy game updates is a critical competitive advantage over other online game companies that operate in China and that rely on foreign partners to develop and produce content and interpret local preferences. We generally provide weekly and quarterly updates to our MMO games. We are also able to avoid the significant costs required to localize the games for the Chinese market that operators of games developed outside of China must incur, including translating the game into Chinese and editing the content to be suitable and appealing to Chinese players.

Expertise and Innovation in Free-to-Play Games

We were one of the first companies in China to operate an MMO game on a free-to-play basis, and we continue to focus on operating and developing games that take advantage of this business model. We believe that the free-to-play model enables us to build quickly a large base of active players, providing us with a large number of potential customers to purchase our virtual items and services. We target China’s core audience for online games, which we define as players between the ages of 18 and 40, due to their higher levels of disposable income and their willingness to spend more money on virtual items and services.

We believe that our approach to selling virtual items and services is unique to MMO games in China and fosters player loyalty and high ARPU for our core players. For example, in order to build a virtual sword, a player must purchase raw materials that are virtually produced in our game, such as steel and gems, which the player then assembles following the completion of in-game tasks. This “build your own” virtual items and services feature allows players to personalize their purchased items, closely integrates in-game purchases with game play, and permits players to make incremental purchases to enhance virtual items they already own. To expand our base of paying players and convert non-paying players into paying players, we have developed innovative virtual items and services such as virtual treasure boxes, which may contain in-game items worth more than the cost of the treasure box itself, and allowing players to hire in-game “substitute players,” which enables them to raise their characters’ experience levels without actually playing. In addition, we regularly monitor and analyze in-game behavioral and consumption patterns of our players, which we believe enables us to continue developing innovative virtual items and services that match our players’ tastes.

Extensive Nationwide Distribution and Marketing Networks

We manage nationwide distribution and marketing networks in China, which build on our management team’s extensive experience and proven track record in the consumer goods industry. As of the first quarter of 2008, our distribution network is composed of more than 270 distributors and extends across almost all provinces in China. This network enables us to reach over 116,500 retail outlets, including Internet cafés covering substantially all of the large cities and many of the medium and smaller sized cities in China. We also work closely with our distributors in an effort to expand our reach.

In addition, as of the first quarter of 2008, we have established a nationwide marketing network of over 3000 liaison personnel. We conduct frequent on-site visits to Internet cafés and which hosts and sponsors local marketing events. We carry out marketing and promotional activities throughout China, enabling us to reach a wide target audience and to introduce our games to new players.

Experienced Management Team

Our management team has extensive experience in China’s information technology and consumer goods industries, which we believe enables it to effectively develop, operate, market and support high-quality games. Our team possesses in-depth knowledge of the Chinese market, and has strong capabilities relating to the development and execution of innovative business strategies. Mr. Yuzhu Shi, our founder, chairman and chief executive officer, has 18 years entrepreneurial experience, including three years of experience in the interactive entertainment market. Mr. Shiliang Song, our chief technology officer, has been in the software industry for seven years, and has been with us since our inception. Mr. Hui Yuan, our vice president of research and development, has 13 years of experience in the software industry, and has been with us since our inception. Mr. Lu Zhang, our chief operating officer, has been with us since our inception and has 23 years of experience in the software industry. Several core members of our management team, including Mr. Yuzhu Shi, Mr. Lu Zhang Mr. Yongjun Fei, our vice president of office administration and intellectual property center and Mr. Yonghua Lu, our vice president of sales and marketing, have worked together for approximately 14 years. The collective and complementary experience of our management team has contributed to our rapid growth and the successful execution of our strategies and is critical to our future success.

Our Strategies

Our objective is to become the largest online game developer and operator in Asia. Our business strategies include the following:

Expand and Enhance Our Product Offerings

We will continue to invest in the development of high-quality games that offer compelling game play and engaging storylines to attract and retain large player bases. We intend to focus our near-term development efforts on generating a select number of leading games in specific high-growth MMO game genres, including fantasy, medieval and science fiction. In addition, we will continue to explore opportunities to purchase or license promising third party games such as K III and EOS. We also intend to continue to expand our technological infrastructure and sales and marketing capabilities, and accumulate further game development and consumer expertise, to become a more effective and vertically integrated developer and operator of online games.

We intend to continue to focus on updating our existing MMO games. We will continue to develop weekly and quarterly updates for our games to include such features as new maps, virtual items and services. We also intend to promote customer service initiatives, including the collection and application of customer feedback in order to further enhance players’ game experiences.

Enhance Interactive Community Features to Attract New Players and Increase Player Loyalty

In order to attract new players and to increase the loyalty of our current community of players, we intend to enhance the range and quality of our game-related services and to provide additional interactive community features. More specifically, we will focus on expanding our “virtual community” by hosting “blogs,” enhancing our instant messenger service and using other tools to strengthen communication and interaction within our player base. We also plan to enable players of ZT Online, ZT Online PTP and Giant Online to use their prepaid game points and players of ZT Online and Giant Online to use the experience points they have earned in our current games in order to develop their characters in our future games.

Expand Our Player Base in China and Internationally

We plan to broaden our player base by attracting users in medium and smaller sized cities in China, where over 32% of China’s population resides and where we believe fewer online game options are available. The minimum connection speed required to play ZT Online is 10 Kilobits per second, which connection speed we believe is available in many such medium and smaller sized cities. To expand to these cities, we intend to further expand our nationwide distribution network. We also intend to expand our marketing network. We believe that these expanded networks will enable us to enlarge our nationwide player base. In order to properly manage and sustain our increased distribution and marketing efforts, we plan to improve our monitoring and inspection systems, substantially enlarge our marketing staff and increase local relationships and marketing/promotional expertise. In addition, we will continue to look for opportunities that will allow us to take advantage of emerging payment and distribution channels.

We currently license ZT Online to Lager Network for operation in Hong Kong, Macau and Taiwan. We have also granted an exclusive license to VinaGame Software Service Joint Stock Company, or VinaGame, to operate ZT Online in Vietnam. We plan to expand our player base by working with local game operators to selectively offer our games to other markets, particularly South Korea, Japan and countries in Southeast Asia. We believe that these countries generally have large populations of existing online game players and advanced technology infrastructure, which represents a significant opportunity for us.

Strengthen Our Technology and Operational Platforms

We will further strengthen our content delivery infrastructure technology in order to continuously enhance the operating quality and stability of our games and deliver a superior player experience. We believe that our continued investment in the development of new operating and network technologies will enable us to provide a feature-rich and highly scalable game platform. For a discussion of related capital expenditures incurred in 2007, see “Operating and Financial Review and Prospectus—Capital Expenditures.”

We also intend to continue our investment in game testing and quality control systems, which we believe are critical in ensuring the highest level of user satisfaction and supporting the growth of our player community. In addition, we plan to streamline our Internet data center management processes to optimize server resource allocation and enhance network reliability. Furthermore, we plan to continue investing in systems to mitigate the potential threat of account fraud, cheating and hacking.

Continue to Attract and Retain Quality Development Talent

We intend to continue to aggressively recruit and acquire high-quality game development personnel by leveraging the business success of ZT Online and our innovation-focused corporate culture. We plan to target seasoned technology experts with proven game development expertise and the ability to build proprietary infrastructure and development tools. To achieve this goal, we also plan to actively evaluate potential acquisition opportunities of proven game development studios and teams. Additionally, we intend to provide our employees with appropriate incentives to motivate and reward strong performance, such as providing advancement opportunities, training, a more flexible working environment and an employee incentive plan. We organize different kinds of on-the-job training for employees at different levels, such as introductory training for new entry employees and advanced management training for senior management.

Pursue Opportunities for Acquisitions, Strategic Joint Ventures and Opportunistic Investments

We intend to selectively acquire other online game businesses that we view to be complementary to our own, particularly game development studios in China, to broaden our technology platform, expand our product development team and obtain access to other valuable resources. We also intend to establish relationships with and pursue strategic investments in successful companies in other industries that may complement our business and broaden our player base. For example, we may partner with owners of popular intellectual property rights to develop derivative online games in China. We believe our strong understanding of the Chinese online game market, extensive player base, leading technology platform and proven product development capability will be attractive to leading international interactive entertainment companies that seek to enter the Chinese market. We may consider strategically partnering with leading interactive entertainment developers to identify game designs that may be suitable for the Chinese market, and engage in joint development efforts to localize popular foreign games for that market.

Our Games

We currently operate three MMO games, all of which we developed internally. We commercially launched our first free-to-play MMO game, ZT Online, in January 2006. We commercially launched ZT Online PTP, our first pay-to-play MMO game, and Giant Online, our second free-to-play MMO game, in the fourth quarter of 2007. ZT Online PTP and Giant Online are currently in open beta testing. Furthermore, we have acquired the intellectual property rights to K III, which was developed by Lager Network, a Taiwan-based game developer, and currently plan to commercially launch the game in China in the fourth quarter of 2008. In the first quarter of 2008, we also acquired an exclusive license to operate our fifth online game, EOS, in China, Hong Kong, Macau and Taiwan, and intend to commercially launch EOS in the fourth quarter of 2008.

While each of our games is unique, they share certain broad characteristics, including the following:

•

Target Market. Each of our MMO games is targeted at China’s core audience for online games, which we define as players between the ages of 18 and 40. We believe that members of this demographic generally have greater disposable income and are more willing to spend money to improve their characters’ standing in the game. We also believe that our ability to effectively target this lucrative market segment has enabled us to earn high average revenues per user, or ARPU.

•

Interoperability. Our MMO games have a high degree of interoperability, meaning that a player may access all of our games through a single account. We also intend to introduce a function enabling players to accumulate experience points for multiple games simultaneously.

ZT Online

ZT Online, or “Zheng Tu” in Chinese, is a two-dimensional online role-playing game set in ancient China, and was the first game that was wholly developed by our internal product development team. ZT Online players assume one of five different roles, including soldiers and magicians, in 10 different “kingdoms.” Players develop skills, use magical weapons and team up with other players to fight against monsters and players from other kingdoms. Revenues from ZT Online accounted for all of our net revenues in 2006 and the nearly all of our revenues in 2007.

In order to play ZT Online, players must log into one of multiple shards, or independent copies of the game world. Players can only interact with other players in his or her respective shard at any given time, but our technology allows players to “travel” among the different shards. We have developed proprietary technology for use in ZT Online that allows up to 40,000 players to play together in a single shard at any given time, which we believe is higher than many of the other MMO games currently operated in China.

Unlike many other MMO games currently operated in China, ZT Online is free of charge to play. Players may purchase physical or virtual prepaid game cards and game points on our official game website or from Internet cafés and other distribution points which allow their characters to obtain “gold coins,” one of the currencies used in the ZT Online game. Players may also earn “silver coins” for their characters when they successfully fulfill tasks or adventures in the game world. The game also has “gold coin vouchers,” which are offered both as a salary to players who meet certain requirements and as a reward in connection with certain of our promotions. Gold coin vouchers are not exchangeable for gold coins or silver coins, and can only be used by players to purchase certain specified and non-transferable virtual items and services. Players may trade silver coins for gold coins, and vice-versa, inside the game. Neither gold coins, gold coin vouchers, nor silver coins may be used by players to purchase any items or services outside of the ZT Online game. However, certain players make use of third party auction websites to sell their game accounts, which may include gold coins, gold coin vouchers and silver coins, for real money. See “Risk Factors-Risks Relating to Our Business and Industry- Some of our players make sales and purchases of ZT Online game accounts and virtual items through third party auction websites, which may have a negative effect on our net revenues; efforts by us to restrict these transactions has resulted, and may continue to result, in players deciding not to play our games or making legal claims against us, which could materially and adversely affect our business, results of operations and financial condition.”

ZT Online allows players to purchase a wide range of virtual items and services for their characters using their gold and/or silver coins. These include weapons, clothing, pets, ceremonies and rites, and many others. Some virtual items are consumed at a predetermined rate or otherwise have limitations on repeated use, for example a magic shield that can only be carried for seven days or medicine that can only be consumed once, while others may continue to exist for an undetermined time until receiving a certain amount of damage in the game from battle and other causes. Weapons may be repaired or replaced by purchases of certain in-game raw materials or by payment of additional gold or silver coins.

ZT Online offers an uninterrupted play experience, where players can choose to enter the game 24 hours a day, seven days a week. ZT Online can be accessed from any location with an Internet connection. We believe that substantially all ZT Online players access the game from PCs located at home or at Internet cafés.

We commercially launched ZT Online in China in January 2006. In 2006, ZT Online was ranked by IDC as the most popular online game in China, as determined by players’ votes. We have licensed ZT Online to Lager Network for operation in Hong Kong, Macau and Taiwan. We have also granted an exclusive license to

VinaGame on March 19, 2008 to operate ZT Online in Vietnam. We are in the process of obtaining software export contract registration license from the MOFCOM in connection with ZT Online. Any failure by us to obtain this license could result in us suspending our license outside mainland China, or otherwise cause us to incur penalties such as restrictions on or discontinuation of our self-export operations. See “Risk Factors—Risks Related to the Regulation of Our Business—The laws and regulations governing the online game industry in China are developing and subject to future changes. If we fail to obtain or maintain all applicable permits and approvals, our business and operations would be materially and adversely affected.”

ZT Online PTP

ZT Online PTP is the first pay-to-play MMO game developed by us, and is based on the ZT Online free-to-play game. As in ZT Online, players assume one of five different roles in 10 different kingdoms. ZT Online PTP also requires players to log into one of multiple shards while enabling players to travel between different shards.

Unlike ZT Online, however, ZT Online PTP requires players to pay to play the game by purchasing physical or virtual prepaid game cards on our official game website or from Internet cafés and other distribution points. Virtual items and services are not sold in the game, and therefore players must focus on building up their characters’ experience to advance in the game.

ZT Online PTP shares the same graphics and system requirements as ZT Online. We commercially launched ZT Online PTP in the fourth quarter of 2007 and the game is currently in open beta testing.

Giant Online

We believe that Giant Online is one of the first modern-era military-themed MMO games developed in China. Giant Online players may assume one of 14 different roles, such as detectives and spies. As with ZT Online, the game world in Giant Online is divided into numerous regions. Each player must guide his or her character to develop skills and cooperate with other players to fight against players from other regions.

Giant Online features multiple shards and also enables players to travel between different shards. Giant Online enables up to 1,000,000 players to concurrently play in the same shard.

In addition to the functions that traditional MMO games provide, we believe that Giant Online offers a variety of other features and functions that enhance a player’s entertainment experience. Players can equip their characters with a range of modern weaponry. Apart from waging war, characters can also engage in various forms of in-game social interaction, such as friendship and even romance.

Giant Online enables players, and groups of players, to purchase a wide range of virtual items and services. See “Information of the Company—Our Games—ZT Online.” These virtual items and services include weapons, vehicles and pets. We intend for Giant Online to be the free-to-play MMO game in China with the most affordable virtual items and services. To help achieve this, we currently cap expenditures on virtual items and services in Giant Online at RMB15 per week for players with characters that are of a lower experience level and RMB30 per week for players with characters that are of a higher experience level. We will adjust or remove this cap in second quarter of 2008.

Giant Online is a “2.5 dimensional” game, meaning that the background and items in the game are depicted three dimensionally, while the characters are depicted two dimensionally. Although 2.5 dimensional games typically require more computing capacity than two dimensional games such as ZT Online, our product development team has developed server software that effectively offsets technical restraints and facilitates the development of a larger player base.

We commercially launched Giant Online in the fourth quarter of 2007 and began open beta testing in the first quarter of 2008. We are in the process of obtaining game content approval from the Ministry of Culture in connection with Giant Online. Any failure by us to obtain this approval could result in us suspending our operation of Giant Online in China, or otherwise cause us to incur penalties such as restrictions on or discontinuation of our operations. See “Risk Factors—Risks Related to the Regulation of Our Business—The laws and regulations governing the online game industry in China are developing and subject to future changes. If we fail to obtain or maintain all applicable permits and approvals, our business and operations would be materially and adversely affected.”

Future Games

In addition to ZT Online PTP and Giant Online, we have two MMO games in development, K III and EOS.

King of Kings III

We acquired the intellectual property rights to K III from Lager Network in the third quarter of 2007. See “Information of the Company—Intellectual Property.” K III is currently in its final stages of development, with individual function-testing for various gameplay elements, system stability and balance. Our product development team is presently in the process of working with Lager Network to further develop the game and tailor it to the Chinese market. We currently expect to commence closed beta testing for K III in the fourth quarter of 2008 and launch the game into open beta testing in the first quarter of 2009. K III is a three-dimensional online role-playing experience set in a European-style magical world. Players assume the roles of K III heroes as they explore across a virtual world of forests and medieval cities and castles. K III is the third installment of the King of Kings series of MMO games, which was launched in Taiwan in 1999, and which we believe was the first MMO game series to be operated in greater China.

In order to operate K III in China, we are required to comply with a set of regulatory requirements, including the procurement of certain permits and approvals. See “Risk Factors—Risks Related to the Regulation of Our Business—The laws and regulations governing the online game industry in China are developing and subject to future changes. If we fail to obtain or maintain all applicable permits and approvals, our business and operations would be materially and adversely affected.”

Empire of Sports

We acquired the intellectual property rights to EOS from Empire of Sports Ltd. in the first quarter of 2008. See “Information of the Company—Intellectual Property.” EOS is an MMO featuring a wide range of sporting events. EOS began a European Private Launch by its Switzerland-based developers at the end of the first quarter of 2008. The private launch is initially limited to 5,000 VIPs, or “Very Important Players”, and provides access to selective game content. The developers expect to gradually enlarge the limit on players and unlock additional game features on a regular basis. We are currently collaborating with the European developers to adapt the game for the Chinese market, including language translation. We intend to commercially launch EOS in China in the fourth quarter of 2008.

In order to operate EOS in China, we are required to comply with a set of regulatory requirements, including the procurement of certain permits and approvals. See “Risk Factors—Risks Related to the Regulation of Our Business—The laws and regulations governing the online game industry in China are developing and subject to future changes. If we fail to obtain or maintain all applicable permits and approvals, our business and operations would be materially and adversely affected.”

Operation of Our Games

Our platform support team and our maintenance team presently consist of a total of approximately 13 personnel, and are responsible for managing our game platform and our games’ in-game environments, respectively.

We rely on our platform support team to maintain and upgrade our approximately 2,626 servers in 115 server groups located in Internet data centers in seven cities throughout China. We employ platform support personnel at the locations where our server groups are housed, and therefore are able to resolve any hardware or software issues generally within several hours or less.

Our maintenance team supervises our games’ in-game environments to ensure that Internet connection and data transmission are adequate and that game features are functioning properly and also to police against harmful or illegal behavior by players. We also use input from our maintenance team when developing game updates and enhancements.

Game Development and Enhancement

We intend to expand our product offerings by continuing to develop additional MMO games internally. We have a core product development team that is responsible for developing new games. We also maintain dedicated teams for each existing game that develop updates such as new virtual items and services for their respective games. We believe that these updates improve our games’ appeal and help maintain their marketability.

We derive many of our game development and enhancement ideas from our players by maintaining multiple channels whereby we obtain our players’ ideas and feedback. These include online surveys, online discussion forums, instant messaging and our 24-hour telephone hotline. In addition, we frequently organize offline player community events whereby we solicit player opinions. We also have a team of dedicated market researchers headed by our chief executive officer and chairman of the board, Yuzhu Shi, that plays almost all of the major MMO games presently being operated in China. This team keeps the management team informed of trends and innovations in the industry, and also monitors community interaction in other MMO games as a source of reference and ideas from a wider spectrum of players.

New Game Development

We generally require approximately 18 months to develop and commercially launch each new MMO game, from the initial proposal of the game to completion of open beta testing. The process is typically initiated by our management team, which analyzes the feasibility of each new game idea that we develop internally, and either approves further development of that idea or discards it. Game ideas that are approved by management are presented to our planning department, which presently consists of 40 employees as of December 31, 2007. The planning department then creates a game development plan, which consists of the proposed storyline, technical parameters and baseline artwork.

We assemble a dedicated development team for each new game that we propose to develop. Our development team presently has over 299 members, including software programmers, platform technicians and media specialists. Most of our software programmers and platform technicians have extensive gaming and software development experience.

We rely on our quality control department at each stage of a new game’s development to ensure the game’s quality and playability. Our quality control team presently consists of approximately 48 individuals as of December 31, 2007, most of whom have university or graduate degrees.

Most members of our development teams have extensive experience relating to online games operated in China, which we believe enables us to develop games that appeal to Chinese online game players. We plan to continue to invest in, and significantly expand, our game development capabilities.

Existing Game Enhancement

Unlike many other operators of MMO games in China, we develop most of our MMO games and related updates internally and, therefore, do not need to spend time and resources to localize them for play in China. This enables us to develop games and updates relatively quickly.

We typically release weekly and quarterly updates. Our quarterly updates include features such as new maps and virtual services and items. These updates are typically electronically distributed through our official game website, and through our marketing network in the form of DVD-ROM disks. Quarterly updates require approximately one to two months to develop. We also distribute weekly updates, which on average require three days to develop.

Distribution and Marketing

Distribution

We maintain an official game website dedicated to our MMO games, and we distribute our MMO game software to players for free via that website. We also distribute our free MMO game software on data DVD-ROM disks at selected Internet cafés.

We distribute our physical prepaid game cards and virtual prepaid game cards through our distribution network and also distribute virtual prepaid game cards through our official game website. Our physical prepaid game cards expire two years after printing, and our virtual prepaid game cards expire one year after issuance.

Distribution Network

As of the first quarter of 2008, our distribution network currently includes over 270 non-exclusive regional distributors. According to a survey we conducted among these regional distributors in August 2007, these regional distributors distribute our physical and virtual prepaid game cards through approximately 3,000 sub-distributors which, in turn, distribute them to over 116,500 retail outlets. These outlets primarily consist of Internet cafés, newsstands, convenience stores, software stores and book stores.

Our distributors purchase our prepaid game cards from us at a pre-set discount. They subsequently resell our prepaid game cards to sub-distributors and retail outlets. We require full payment prior to delivery of prepaid game cards to distributors. We provide refunds for unsold inventory after six months under certain circumstances, but only to the extent that the inventory has not already expired. We offer distributors a volume-related incentive upon the consummation of sales which is payable every six months in the form of prepaid game cards. We also provide distributors with monthly and annual performance-based bonuses, which have not been significant.

We generally enter into an annual distribution agreement with each physical and virtual prepaid gamecard distributor for a designated sales territory. Our distribution agreements contain both pre-set sales targets and pre-set penetration targets, whereby distributors are required to sell our prepaid game cards in a minimum number of Internet cafés in its designated sales territory. We also require that each distributor work closely with and support our marketing team and its activities. Our distribution agreements are not exclusive, and do not prohibit our distributors from working with our competitors.

Licensing of Our Games

We have licensed ZT Online to Lager Network for operation in Hong Kong, Macau and Taiwan under a license agreement which extends to October 2009. Under our license agreement, we allow Lager Network to exclusively operate, promote, service, sub-license (excluding Taiwan) and distribute our games and game-related products in Hong Kong, Macau and Taiwan. In return, we are entitled to ongoing usage-based royalties, which are based on the volume of consumption of game points by players with game accounts registered with Lager Network. Lager Network is responsible for the sales and marketing of ZT Online in Hong Kong, Macau and Taiwan. Lager Network is also responsible for maintenance of the network infrastructure and customer service. We are responsible for the technical support for the operation of ZT Online, including providing upgraded versions and periodic updates of our game.

We have also licensed ZT Online to VinaGame Software Service Joint Stock Company, or VinaGame, for operation in Vietnam pursuant to a license and distribution agreement which expires at the third anniversary of the date when VinaGame commercially launches ZT Online in Vietnam. Under the agreement, Zhengtu Information granted to VinaGame an exclusive license in Vietnam to ZT Online, any documentations in relation to ZT Online, and the service marks, trade and business names, logos, slogans, characters, game titles or other properties used on or in association with ZT Online. In consideration of the licensee, we as the licensor are entitled to fixed, non-refundable and upfront payment of license fee and royalties based on revenues VinaGame generates through the sale of ZT Online prepaid cards.

Direct Online Sales

We sell virtual prepaid game cards directly to players through our official game website using an online payment system jointly supported by China Union Pay (a system provided by Shanghai ChinaPay E-Payment Service Co., Ltd,) and China PnR (a system provided by Shanghai China Payment and Remittance Network Technology Co., Ltd) which facilitates online payment from most major commercial banks within China. China Union Pay and China PnR charge us service fees of 0.7% on our direct sales, which is significantly less than discounts and volume-related incentives given to distributors.

Marketing

We presently employ over 2,500 liaison personnel in provincial capitals and special municipalities in China. We engage in a wide range of marketing activities. We advertise our games on Internet portals such as Tencent.com, 17173.com and Sina.com. Our Internet advertisements link visitors directly to our game website, where they can register to play our games. In December 2006, we began advertising Giant Network on television channels. We also place advertisements for ZT Online in national and regional newspapers and magazines.

Our marketing team organizes promotional events at Internet cafés throughout China. These mainly consist of renting out portions of Internet cafés for players to play our games for free. We believe that this exposes our game to a larger audience and enables us to expand our player base. We also promote our games by distributing marketing posters and promotional souvenirs such as cell phone straps to Internet cafés that are part of our distribution network. We believe that these are effective strategies to reach a broad audience because a large number of our players access our games in Internet cafés and our distribution network includes more than 103,000 Internet cafés.

We frequently organize in-game promotional events, such as lucky draws, which we believe encourages the development of virtual communities among our players, increases player interest in our games and introduces players to new features of our games. In 2007, we had organized virtual events almost once every week for ZT Online players and for ZT Online PTP and Giant Online since their commercial launch in the fourth quarter of 2007. Moreover, we frequently post in-game announcements to promote new features and other improvements to our games and to announce our in-game events. We also have started to use in-game announcements in ZT Online to promote Giant Online, and expect to continue to use cross-promotion as a marketing strategy.

We presently have an incentive program whereby existing players can earn experience points in our games by introducing new players to our games. We also have implemented a promotion whereby we provide payments to administrators of Internet cafés who attract new paying players over a given period of time.

Due to the social appeal of online games, word-of-mouth is also a major channel for promoting our games. One of our ongoing marketing strategies is to continue to build our player base and nationwide distribution network to retain our existing players and attract new players.

Pricing

We sell prepaid game cards through our distributors and game points through our official game website that enable players to purchase virtual items and services for their characters in our games. Each prepaid game card contains a unique access code and password that enables players to add value to their game account. Currently, prepaid game cards and game points may only be used to play one of our online games, although a player may choose which game account, among all accounts held by the player, to apply the prepaid game card or the game points. Players use their prepaid game cards or game points to purchase gold coins, which can then be used to purchase a particular virtual item or service.

The prepaid game cards offered by our distributors are sold in a variety of denominations, from RMB10 (approximately US$1.40) to RMB468 (approximately US$64.10). Purchasers can also purchase virtual prepaid game points on our official game website for any whole number denomination, starting at a minimum of RMB15 (approximately US$2.10).

We generally develop a pricing curve to set the retail prices for the virtual items and services that we offer in our games. Pricing curves are developed primarily based on the magnitude of the advantage to the player’s character that the virtual item or service represents, demand for the virtual item or service, user game playing and payment patterns, and game development costs. Since the commercial launch of ZT Online in January 2006, we have tracked and accumulated player data from our games, which provides us with an extensive database to analyze player patterns and to establish pricing curves for particular types of virtual items and services in the game.

Customer Service

We regard customer service as one of our key marketing tools and we are committed to providing prompt responses to our players’ inquiries. We provide service to our customers through four principal channels:

•	our call center, which serves our customers 24 hours per day, seven days per week;

•	instant messaging;

•	dedicated online discussion forums; and

•	e-mail.

Examples of services we provide include addressing problems in adding game points to game accounts with prepaid game cards, retrieving forgotten passwords and recovering lost game accounts, virtual items and in-game characters. In addition, we also investigate and address irregularities in game operation reported by players, including eliminating cheating programs that are used by players to enable their game characters to acquire superior in-game capabilities.

As of December 31, 2007, our dedicated customer service team included 370 employees. With the growth of our player base and the expansion of our game portfolio, we expect to continue to expand the size of our customer service team. In addition to providing customer service to our players, our representatives also collect player comments and generate weekly reports for our management and operations that summarize important issues raised by players as well as how such issues have been addressed.

Our Proprietary Technology

As a developer of MMO games, we have focused our technology development efforts on making our games truly massively multiplayer. These efforts have resulted in proprietary server technology that enables a greater number of players to simultaneously interact in our games. This technology allows us to “cluster” together a number of servers to create greater capacity for each of the shards in which our players’ characters exist. For example, in ZT Online and ZT Online PTP, up to 40,000 players are able to interact in a single shard, which we believe is more than most other MMO games in China. We have recently developed even more advanced proprietary server technology in connection with Giant Online that we believe will enable up to 1,000,000 players to interact in the same shard.

Operational Infrastructure

We believe we have reliable and secure operational infrastructure to fully support our current and planned online games. As of December 31, 2007, our server network for our game operations consisted of approximately 2,626 servers in 115 server groups with the capacity to accommodate up to four million concurrent online users. These servers, all of which are owned by us, are located at Internet data centers in seven major cities in China, including Shanghai, Chengdu, Xi’an, Tianjin, Zhengzhou, Jiaxing and Yantai, each of which has a fully redundant power supply and diesel power generator backup.

We directly access the Internet backbone network via 43 gigabyte bandwidth lines jointly supplied by China Telecom and China Netcom. Our primary hardware suppliers include Hewlett-Packard, Huawei, Cisco and Network Appliance, and we have entered into agreements with each of them for warranty and maintenance services for our hardware platform. As of December 31, 2007, we employed 137 technical support staff to maintain our current technology infrastructure and develop new software features to further enhance the functionality of our management and security systems.

We take stringent measures to ensure the security of our and our players’ data on our servers. We have successfully obtained ISO 27001 certification, which relates to all forms of information security.

Competition

We compete principally with the following three groups of competitors in China:

•

domestic online game developers and operators in China, including CDC Corporation, Kingsoft Corporation, Perfect World Co., Ltd., (a principal shareholder of which is controlled by Andrew Y. Yan, our independent director) Shanda Interactive Entertainment Limited, Tencent Holdings Ltd and The9 Limited;

•

major Internet portal operators in China, including NetEase.com, Inc. and major Chinese Internet portals, all of which leverage their existing strength in aggregating content, and marketing and cross-selling among their established Internet user base to promote online games; and

•	overseas online game developers, including Blizzard Entertainment, Nineyou International Limited and Webzen Inc.

Our MMO games are currently competing with, among others, the following MMO games in China:

•	Fantasy Westward Journey, developed and operated by NetEase.com, Inc.;

•	World of Warcraft, developed by Blizzard Entertainment and operated by The Limited in China;

•	Tian Long, developed and operated by Sohu.com Inc.;

•	Zhu Xian, developed and operated by Perfect World, Co., Ltd.; and

•	MIR, developed and operated by Shanda Interactive Entertainment Limited.

Our existing and potential competitors may compete with us in marketing activities, quality of online games, and for our distribution network. Some of our existing and potential competitors have significantly greater financial and marketing resources than we do. For a discussion of risks relating to competition, see “Risk Factors—Risks Related to Our Business and Industry—We face significant competition, which could reduce our market share and adversely affect our business, financial condition and results of operations.”

Intellectual Property

Our intellectual property is an essential element of our business operations. Our intellectual property rights include trademarks, domain names associated with the name “Zheng Tu” and “ztgame” in China and copyright and other rights associated with our websites, technology platform, self-developed software and other aspects of our business.

We rely on copyright, trademark, trade secret and other intellectual property law, as well as non-competition, confidentiality and license agreements with our employees, suppliers and business partners to protect our intellectual property rights. Our employees are generally required to enter into agreements under which they undertake to keep confidential all information relating to our methods, business and trade secrets during, and for two years after, the period of their employment with us.

We are the registered owner of the following software copyrights in China, each of which we have registered with the State Copyright Bureau of China:

Registered Software	Copyright Owner
ZT Online Software Version 1.0	Shanghai Zhengtu Information Technology, Co., Ltd. ZT
Online Software Version 2.0	Shanghai Zhengtu Information Technology Co., Ltd.
Zhengtu Consolidated User Platform Software Version 1.0	Shanghai Giant Network Technology Co., Ltd.
Giant Online Software Version 1.0	Shanghai Zhengtu Information Technology Co., Ltd.

We own the rights to over 19 domain names, including our official websites and domain names registered in connection with ZT Online.

We are currently in the process of applying for the registration of 86 trademarks in China and 140 trademarks overseas. Despite our precautions, it may be possible for third parties to obtain and use our intellectual property. Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business. See “Risk Factors—Risks Relating to Our Business—Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business.”

We purchased the intellectual property rights to the MMO game K III from Lager Network pursuant to a letter of intent executed in May 2007 and a supplemental agreement executed in July 2007. Pursuant to these arrangements, Lager Network perpetually assigned to Zhengtu Information all worldwide rights, title and exclusive license to the computer source code, generic code, game engine, graphic materials, artwork, story lines, music, sound effects, documentation and all other materials related to K III. This includes all patents, patent applications, trademarks, trade names, trade secrets, processes, compositions of matter, formulas, designs, inventions, proprietary rights, know-how and any other confidential or proprietary information embodied by K III, except for certain patents that have been perpetually licensed to Zhengtu Information by Lager Network. Pursuant to the supplemental agreement, we have all rights in any improvements we make to, or any derivative works we make from, K III. Furthermore, Lager Network is required under the supplemental agreement to provide us with maintenance and technical support for K III indefinitely, and assigns to us in advance any improvements to K III developed by it in the course of providing technical support and maintenance. In consideration for this transfer of K III and its related rights to us, we issued 4,000,000 of our ordinary shares to Lager Network’s indirect shareholder, Huth Group Limited.

We entered into a Long Form Agreement with Empire of Sports Ltd. or EOS Ltd. on February 06, 2008 with regard to the licensing of the MMO game EOS. Pursuant to the Long Form Agreement, EOS Ltd. granted to Zhengtu Information an exclusive and non-transferable license in China, Hong Kong, Taiwan and Macau to any software developed or licensed by EOS Ltd. or F4 SA to operate and/or support the operation of EOS, any variation of such software made by or on behalf of EOS Ltd or F4 SA, and any documentation provided by EOS

Ltd. to Zhengtu Information in relation to such software (EOS Software). In addition, EOS Ltd. granted to Zhengtu Information a co-exclusive, non-transferable license to reproduce and use the EOS Ltd. company name and logo, certain trademarks of EOS Ltd. and certain copyrighted materials owned by or licensed to EOS Ltd. Furthermore, Zhengtu Information was granted a co-exclusive, non-transferable license to modify the manuals and other documents related to the EOS Software as shall be necessary to create appropriate end user documentation for the installation and use of the EOS Software in China, Hong Kong, Taiwan and Macau. Pursuant to the Long Form Agreement, EOS Ltd. is required to provide Zhengtu Information maintenance support at no additional cost and technical support at no additional cost for the initial five to six months and at a cost to be discussed by the parties beyond the initial period. The Long Form Agreement will expire on September 15, 2011 and is unilaterally renewable by Zhengtu Information. In consideration for the distribution license, we will pay a fixed upfront fee in installments and certain royalties calculated based on our end user revenue attributable to EOS.

On March 19, 2008, Zhengtu Information entered into a License and Distribution Agreement with VinaGame Software Service Joint Stock Company, or VinaGame, to license ZT Online in Vietnam. Pursuant to the License and Distribution Agreement, Zhengtu Information granted to VinaGame an exclusive license in Vietnam to ZT Online, any documentations in relation to ZT Online, and the service marks, trade and business names, logos, slogans, characters, game titles or other properties used on or in association with ZT Online. In consideration of the licensee, we as the licensor will receive fixed, non-refundable and upfront payment of license fee and royalties based on revenues VinaGame generates through the sale of ZT Online prepaid cards. The License and Distribution Agreement will expire at the third anniversary of the date when VinaGame commercially launches ZT Online in Vietnam and is renewable upon agreement of the parties.

Insurance

Insurance companies in China offer limited business insurance products and do not, to our knowledge, offer business liability insurance. While business interruption insurance is available to a limited extent in China, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to subscribe for such insurance. As a result, we do not have any business liability, disruption or litigation insurance coverage for our operations in China. Except for legally required automobile liability insurance, we also do not carry any property or casualty insurance. Any business disruption or litigation, or any liability or damage to, or caused by, our facilities or our personnel may result in our incurring substantial costs and the diversion of resources.

We maintain health insurance and medial insurance coverage for all our employees and executive officers. In addition, we maintain directors and officers (D&O) insurance offered by Marsh (Hong Kong) Limited.

Facilities

Our principal offices, encompassing substantially all of our operations, are located on premises comprising approximately 5,700 square meters in an office building in Shanghai, China under certain leases that expire in November 07, 2008 and November 19, 2008, respectively. We lease all of our premises from unrelated third parties.

We believe our existing facilities are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

Legal and Administrative Proceedings

We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business. In May 2007, a player of ZT Online sued us in a local municipal court in Jilin Province of China for injunctive relief and damages that she claims she incurred due to changes that we effected relating to the rules governing our virtual “insurance policies.” Our original rules allowed players to purchase virtual “insurance policies” in ZT Online for their characters that would pay out gold coins valued at up to five times the purchase price of the insurance policy once his or her character reached a predetermined experience level. We changed the rules governing these virtual insurance policies so that related pay-outs consisted primarily of gold coin vouchers, which differ from gold coins in that they can only be used to purchase virtual items that are non-transferable. The plaintiff had sued us for a reinstatement of our previous game promotion rules, replacement of gold coin vouchers with gold coins with respect to previous virtual insurance policy pay-outs and other minor expenses. We enter into online contracts with each player establishing a new game account, which we believe clearly sets out our right to amend unilaterally our game rules at any point. On November 30, 2007, the court dismissed the case for failure to state a claim. While the amount of damages sought in this lawsuit was not significant, an unfavorable judgment against us could have subjected us to lawsuits from other players seeking damages based on similar claims, the aggregate of which could be substantial. See “Risk Factors—Risks Relating to Our Business and Industry—Some of our players make sales and purchases of ZT Online game accounts and virtual items through third party auction websites, which may have a negative effect on our net revenues; efforts by us to restrict these transactions has resulted, and may continue to result, in players deciding not to play our games or making legal claims against us, which could materially and adversely affect our business, results of operations and financial condition.”

On November 26 and December 20, 2007, Pyramid Holdings, Inc. and Rosie L. Brooks, respectively, filed a class action against us in the United States District Court, Southern District of New York, for violation of federal securities laws. The class actions allege that the plaintiffs purchased American Depositary Shares issued pursuant to or traceable to our initial public offering and assert claims for violations of Sections 11 and 12(a)(2) of the Securities Act of 1933. The class actions allege that the registration statement and prospectus in connection with our initial public offering contained untrue statements of material facts, omitted to state other facts necessary to make the statements made not misleading and were not prepared in accordance with the applicable rules and regulations.

Specifically, the class actions allege that prior to our initial public offering, we implemented a rule change to discourage “gold farming activities” in ZT Online. Gold farming occurs when companies hire individuals to play the game to generate online currency that is sold on third party websites for cash. According to the class actions, this rule change caused a decline in average concurrent users (“ACU”) and peak concurrent users (“PCU”) and that the registration statement and prospectus in connection with our initial public offering failed adequately to disclose these declines. On November 19, 2007, we issued a press release announcing our third quarter financial results and reported that ACU was down 6.6% and PCU was down 17.2%. On November 20, 2007, in an analyst conference call, we attributed the declines in ACU and PCU figures to the rule change to ZT Online. Following that call, our shares dropped from $14.88 to $11.10. The class actions also claim that we neither made a reasonable investigation nor possessed reasonable grounds to believe that the registration statement and prospectus were true and without omissions. Finally, the class actions allege that our acts of solicitation include participating in the preparation of the false and misleading prospectus and participating in road shows to market our initial public offering to investors.

Plaintiff seek the following relief: a declaration that action is a proper class action; damages to class members with interest; that the initial public offering be rescinded; litigation costs and expenses, including attorneys’ fees, accountants’ fees, and experts’ fees; and any other further relief as may be just and proper under the circumstances.

On January 25, 2008, a group of individual shareholders, Dunping Qui, Xie Yong, Linming Shi, and Arthur Michael Gray, and their counsel moved to be appointed lead plaintiffs and lead plaintiffs’ counsel, respectively, under the Private Securities Litigation Reform Act (“PSLRA”). Although there was no opposition filed, the Court has not yet ruled on these motions.

On January 30, 2008, the parties to the litigation entered into a stipulation that consolidates the two class actions and sets a briefing schedule triggered from the date the Court rules on the lead plaintiff/lead plaintiffs'

counsel motions. Plaintiffs are to file a consolidated amended complaint within 60 days following the Court's order appointing lead plaintiff and lead plaintiffs' counsel.

We intend to vigorously defend this suit, as unfavorable judgment could subject us to rescission of our initial public offering, payment of substantial damages and negative impact on our image.

Regulation

Our business, including the operation of online games and the posting of online game-related content on our websites, is subject to various Chinese laws and regulations relating to the telecommunications industry, the Internet and the online game industry, and is regulated by various government authorities, including the State Council, the Ministry of Information Industry, or MII, the General Administration of Press and Publications, or GAPP, the State Administration for Industry and Commerce, or SAIC, the Ministry of Culture, or MOC, the National Copyright Administration, or NCA, the Ministry of Public Security, or MPS, and the Bureau of State Secrecy, or BSS.

The principal Chinese regulations governing Internet content as well as online game services in China include:

•	Telecommunications Regulations (2000);

•	the Administrative Rules for Foreign Investments in Telecommunications Enterprises (2001);

•	the Administrative Measures for Telecommunications Business Operating Licenses (2001);

•	the Internet Information Services Administrative Measures (2000);

•	the Tentative Measures for Administration of Internet Culture (2003);

•	the Notice on Issues Relating to the Implementation of The Tentative Measures for Administration of Internet Culture (2003);

•	the Tentative Measures for Administration of Internet Publication (2002);

•	the Foreign Investment Industrial Guidance Catalogue (2004);

•	the Administrative Rules on Electronic Publications (1997);

•	the Administrative Measures on Software Products (2000);

•	the Notice on Enhancing the Content Review Work of Online Game Products (2004);

•	Some Opinions of the Ministry of Culture and the Ministry of Information Industry on the Development and Administration of Online Games (2005);

•	the Notice on the Work of Purification of Online Games (2005);

•	the Notice on Strengthening the Administration of Foreign Investment in the Operation of ValueAdded Telecommunication Business (2006);

•	the Notice on the Implementation of Online Game Anti-addiction System to Protect the Physical and Psychological Health of Minors (2007);

•	the Administrative Measures on Internet Electronic Bulletin Board Services (2000);

•	the Measures on Computer Software Copyright Registration (2002);

•	the Notice of the Ministry of Culture on Enhancing the Supervision on Internet Culture Market (2002); and

•	the Notice relating to Further Strengthening the Administration Work on Internet Cafés and Internet Games (2007).

Restrictions on Foreign Ownership

Current Chinese laws and regulations impose substantial restrictions on foreign ownership of Internet content and online game businesses in China. Pursuant to these regulations, a foreign investor is currently prohibited from owning more than 50.0% of the equity interest in a foreign-invested telecommunications enterprise that provides value-added telecommunications services (including wireless paging business in basic telecommunications services). Internet content services are classified as basic telecommunications businesses and value-added telecommunications businesses. In addition, foreign-owned enterprises are currently not permitted to apply for licenses to operate online games in China. As a result, we conduct our Internet content and online game businesses in China through contractual arrangements entered into between our PRC subsidiary, Shanghai Zhengtu Information Technology Co., Ltd, or Zhengtu Information, and Shanghai Giant Network Technology Co., Ltd, or Giant Network, which is wholly owned by Lu Zhang, Wei Liu, Chen Cheng, Tao Yue, Kai Chen, Haixiao Lin, Yonggui Wang, Fabing Qu, Yuliang Feng, and Shanghai Lan Lin Bio-Technology Co., Ltd, all of whom are PRC citizens or entities.

In July 2006, the MII issued the Notice on Strengthening the Administration of Foreign Investment in the Operation of Value Added Telecommunication Business, or the New MII Notice, which reiterates certain provisions under the Administrative Rules on Telecommunications Enterprises. According to the New MII Notice, foreign investors can only operate a telecommunications business in China by establishing a telecommunications enterprise with a valid telecommunications business operation license. Domestic ICP license holders are prohibited from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, or providing any resource, sites or facilities to foreign investors to facilitate the illegal operation of telecommunications business in China. The New MII Notice also requires that ICP license holders (including their shareholders) directly own the domain names and registered trademarks used by such ICP license holders in their daily operations. The New MII Notice further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunication service providers are required to improve the network and information security, draft relevant information safety administration regulations and set up networks and information safety emergency plans. The provincial communications administration bureaus in charge of telecommunications services are required to ensure that existing ICP license holders will conduct a self-assessment of their compliance with the New MII Notice and to submit status reports to the MII before November 1, 2006. For those who are not in compliance with the above requirements and fail to rectify the noncompliance within the limited period set by provincial communications administration bureaus, the provincial communications administration bureaus may revoke their operating licenses.

In the opinion of our Chinese legal counsel, Grandall Legal Group (Shanghai), the ownership structure of Zhengtu Information and Giant Network and our contractual arrangements with Giant Network and its shareholders comply with all existing Chinese laws, rules and regulations. However, in the opinion of our PRC legal counsel, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, we cannot assure you that Chinese government authorities will ultimately take a view that is consistent with the opinion of our Chinese legal counsel.

Regulation of Licenses

Online game operators are required to hold a variety of permits and licenses, which, among others, include:

ICP License. Under current Chinese laws and regulations, a commercial operator of Internet content services must obtain a value-added telecommunications business operating license for Internet content from the appropriate telecommunications authorities in order to carry on any commercial Internet content operations in China. At present, our affiliated entity Giant Network holds a valid ICP License.

Internet Culture Operation License. With respect to the online game industry in China, since online games fall into the definition of “Internet culture products” under the Tentative Measures for Administration of Internet

Culture (2003), a commercial operator of online games must, in addition to the ICP license, obtain an Internet culture operation license from the appropriate culture administrative authorities for its operation of online games. At present, Giant Network holds a valid Internet culture operation license.

Internet Publishing License. The GAPP and the MII jointly impose a license requirement for any company that intends to engage in Internet publishing, defined as any online transmission act by an Internet information service provider to select, edit and publish content or programs on the internet or transmit such content or programs to for public browsing, perusal, use or downloading. According to the Tentative Measures for Administration of Internet Publication (2002), the provision of online games is deemed an Internet publication activity. Therefore, an online game operator must obtain the approval from the appropriate press and publication administrative authorities as an Internet publisher in order to carry on its online game businesses in China. Giant Network does not hold an Internet publishing license, and is currently publishing our online games through third parties who own Internet publishing licenses, consistent with the current practice of our competitors and other entities in China.

Online Bulletin Board Service Approval. The MII has promulgated rules requiring ICP license holders that provide online discussion forum services to obtain approval from, the relevant telecommunication authorities. Giant Network has received these approvals in connection with the discussion forums that we operate.

In addition to the aforementioned permits and licenses that are required for online game operators, additional permits or licenses are required for each online game that an operator operates. These include, among others, those set forth below in “Regulation of Internet Content” and “Regulation of Information Security.”

Regulation of Internet Content

The Chinese government has promulgated measures relating to Internet content through a number of ministries and agencies, including the MII, the MOC and the GAPP. These measures specifically prohibit Internet activities, which include the operation of online games that result in the publication of any content which is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of China, or compromise State security or secrets. If an ICP license holder violates these measures, the Chinese government may revoke its ICP license and shut down its websites. In addition, according to the Notice on the Work of Purification of Online Games jointly issued by the MOC, the MII and other governmental authorities in June 2005, online games must be registered and filed as software products in accordance with the Administrative Measures on Software Products (2000) for the purpose of being operated in China. Furthermore, in accordance with the Notice on Enhancing the Content Review Work of Online Game Products (2004) promulgated by the MOC, imported and domestic online games are subject to a content review by or filing with the MOC prior to operation of the same in China.

Regulation of Information Security

Internet content in China is also regulated and restricted in relation to state security. The Standing Committee of the National People’s Congress, China’s national legislative body, has enacted a law that can subject offenders to criminal punishment in China if he or she engages in any effort to: (1) gain improper entry into a computer or system of strategic importance; (2) disseminate politically disruptive information; (3) leak state secrets; (4) spread false commercial information; or (5) infringe intellectual property rights.

The MPS has promulgated measures that prohibit use of the Internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. The MPS has supervision and inspection rights in this regard, and we may be subject to the jurisdiction of its local security bureaus. If an ICP license holder violates these measures, the Chinese government may revoke its ICP license and shut down its websites.

Import and Export Regulation

Our ability to obtain intellectual property rights to online games from outside of China and from Hong Kong, Macau and Taiwan is subject to several regulatory restrictions. We are required to register with MOFCOM any agreement with an exporter of technology, including those exporters based in Hong Kong, Macau, Taiwan and areas outside of China, whenever we import technologies such as online game software into China. In addition, the Minister of Culture requires us to submit each online game that we wish to import for content review and approval. If we import into China and operate online games without obtaining game content approval, the Ministry of Culture may impose certain penalties on us, including the revocation of our Internet culture operation license that we require to operate online games in China. Furthermore, the State Copyright Bureau requires us to register copyright import agreements that relate to imported software. Without completing registration with the State Copyright Bureau, we are not permitted to publish or reproduce imported game software in China. The Ministry of Information Industry also requires us to register online games that we wish to import into China. We require this registration in order to operate an imported online game in China.

Our ability to export our software is regulated in various ways. According to the Software Export Administration and Statistic Measures jointly issued by MOFCOM, the Ministry of Science and Technology, the National Bureau of Statistics of China and SAFE on October 25, 2001, we are also required to submit our software export contracts to the data center of MOFCOM and obtain a registration license. In addition, if the software is deemed to be software for which exports are restricted, we are required to obtain MOFCOM’s approval before we may begin substantial negotiations regarding the software export and we are also required to obtain an approval certificate from MOFCOM before we sign the software export contract. If our software is deemed to contain a national secret, we must obtain approval from the Ministry of Science and Technology before we may commence substantial negotiations regarding the software export.

Intellectual Property Rights

China has adopted comprehensive legislation governing intellectual property rights, including trademarks, patents and copyrights. China has adhered to the main international conventions on intellectual property rights and has become a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to the World Trade Organization in December 2001.

China amended its Copyright Law in 2001 to widen the scope of works eligible for copyright protection. The amended Copyright Law extends copyright protection to cover Internet activities and products disseminated over the Internet. Copyrighted software is protected under the Copyright Law and other regulations. In addition, there is a voluntary registration system administered by the China Copyright Protection Center.

Registered trademarks are protected under the Trademark Law adopted in 1982 and revised in 2001. Trademarks can be registered with the Trademark Office of the SAIC for renewable ten-year periods. Trademark license agreements are required to be filed with the Trademark Office of the SAIC.

The PRC Patent Law protects external design patents, invention patents and utility patents. Invention patents are valid for 20 years, whereas utility patents and external design patents are each valid for 10 years.

The MII amended its Administrative Measures on China Internet Domain Names in the PRC in 2004. According to the revised regulation, domain name owners are required to register their domain names. The regulation prohibits the registration and use of domain names with the following content that may:

•	be in violation of the basic principles set forth in the PRC Constitution;

•	jeopardize state security, disclose any state secret, subvert state power or harm national unification;

•	damage state honor or interests;

•	incite ethnic hatred or discrimination or damage ethnical unity;

•	harm state religious policies or advocate heresy or feudal superstition;

•	disseminate rumors, disrupt social order or sabotage social stability;

•	disseminate obscenity, pornography or induce gambling, violence, murder, terror or other crimes;

•	humiliate or slander any other person, or infringe the legal interests of any other person; or

•	be otherwise prohibited by the PRC laws or administrative regulations.

Domain name disputes are governed by the Measures on Domain Name Dispute Resolution of China Internet Network Information Center promulgated by CNNIC, and amended on February 14, 2006 and becoming effective as of March 17, 2006, under which CNNIC can authorize domain name dispute resolution institutions to decide such disputes.

On May 18, 2006, the State Council promulgated the Regulations on Protection of the Right of Dissemination through Information Networks, which became effective on July 1, 2006. The new regulations require that every organization or individual who disseminates a third party’s work, performance, audio or visual recording products to the public through information networks shall obtain permission from, and pay compensation to, the legitimate copyright owner of such products, unless otherwise provided under relevant laws and regulations. The legitimate copyright owner may take technical measures to protect his or her right of dissemination through information networks and any organization or individual shall not intentionally avoid, destroy or otherwise assist others in avoiding such protective measures unless permissible under law.

Software Copyright Regulations

In order to protect the rights and interests of computer software copyright owners, on December 20, 2001 the State Council enacted Regulations on the Protection of Computer Software which became effective on January 1, 2002. Subsequently, the State Bureau of Copyright formulated the Measures on the Registration of Computer Software Copyright on February 20, 2002. According to the Regulations on the Protection of Computer Software, anyone who publishes, revises or translates computer software without the owner’s approval shall be civilly liable. For the software copyrights of legal persons or other organizations, the term of protection for the software copyright is 50 years, ending on December 31 of the fiftieth year after the first publication of the software. The software copyright owner may follow registration procedures with the State Bureau of Copyright and obtain a Registration Certificate of Software Copyright, which is the prima facie proof of copyright ownership.

Software Development Activity Regulations

The Administrative Measures on Software Products promulgated by the MII on 27 October, 2000 regulates the development and sale of computer software or software embedded in information systems or equipment provided to users, computer software in conjunction with computer information systems or equipment provided to users and computer software in conjunction with computer information systems integration or application services or other technical services in China. The regulation prohibits the development, production, sale or import of software products that infringe third-party intellectual property rights, contain computer viruses, endanger the safety of computer systems, contain content prohibited by the PRC government or do not comply with applicable software standards.

All software products to be sold or operated in China are required to be tested by a testing organization approved by and registered with the MII or its provincial-level counterparts. The registration is valid for a five-year period and can be renewed.

Internet Café Regulation

Internet cafés are required to obtain an Internet Culture Operation license from the MOC and then register with the SAIC, and are subject to requirements and regulations with respect to their location, size, number of computers, business hours and the age limit of our customers. For instance, a regulation prohibits Internet cafés from operating during the hours from 12 a.m. to 8 a.m. and from granting minors access to Internet cafés. Although we do not own or operate any Internet cafés, many Internet cafés distribute our prepaid game cards. The Chinese government has promulgated several regulations administrating Internet cafés, thereby intensifying restrictions on Internet cafés, which are currently the primary retail outlets for our prepaid game cards and venue for players to play our online games. A notice jointly issued by 14 PRC national government authorities, including the Ministry of Information Industry, the Ministry of Culture and the General Administration of Press and Publication in February 2007 suspended nationwide approval for the establishment of new Internet cafés in 2007 and enhanced the punishment for Internet cafés admitting minors. Intensified government regulation of Internet cafés could restrict our ability to maintain or increase our net revenues and expand our player base.

Virtual Currency Regulations

According to the Notice relating to Further Strengthening the Administration Work on Internet Cafés and Internet Games, the People’s Bank of China has been directed to strengthen the administration of the virtual currency in Internet games to avoid any adverse impact to the real economic and financial order. This notice provides that the total amount of the virtual currency issued by Internet game operators and the amount purchased by individual users should be strictly limited, the virtual transactions and the real transactions by way of electronic commerce should be strictly divided, and virtual currency should only be used to purchase virtual items.

Privacy Protection

Chinese law does not prohibit Internet content providers from collecting and analyzing personal information from their users. We require our players to accept a user agreement whereby they agree to provide certain personal information to us. Chinese law prohibits Internet content providers from disclosing to any third parties any information transmitted by users through their networks unless otherwise permitted by law. If an Internet content provider violates these regulations, the MII or its local bureaus may impose penalties, and the Internet content provider may be liable for damages caused to its users.

Anti-Addiction System

In April 2007, eight government authorities, including among others the MII, the GAPP and the Ministry of Education, jointly issued the Notice on the Implementation of Online Game Anti-addiction System to Protect the Physical and Psychological Health of Minors, or the Anti-Addiction Notice, requiring all Chinese game operators to adopt an “anti-addiction system” in an effort to curb addictive behavior by minors (defined as those under the age of 18 years). Under the Anti-Addiction Notice, three hours or less of continuous play by minors is considered to be “healthy,” three to five hours of continuous play by minors is considered to be “fatiguing,” and five hours or more of continuous play by minors is considered to be “unhealthy.” Game operators are required to reduce the value of game benefits by half if the minor player has reached the “fatiguing” level, and to reduce the value of game benefits to zero if the minor player has reached the “unhealthy” level. The Anti-Addiction Notice does not limit adults’ playing time. In order to implement the Anti-Addiction Notice, game operators must adopt a real-name registration system, which will require online game players to register their real identification information before they can play online games to verify their age and identity. Failure to comply with the requirements under the Anti-Addiction Notice may subject us to penalties, including but not limited to suspension of our operation of online games, revocation of our licenses and approvals for our operations, rejection or suspension of our application for approvals, licenses, or filings for any new game, or prohibiting us from operating any new game.

Overseas Investment by Domestic Resident Regulations

In October 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies (“Notice 75”), which became effective as of 1 November 2005. Under Notice 75, PRC residents, whether natural or legal person, must register with the relevant local SAFE branch prior to their establishment or control of an offshore entity established for the purpose of overseas equity financing involving onshore assets or equity interests held by them, and must also make filings with SAFE thereafter upon the occurrence of certain material capital changes. The notice applies retroactively to direct or indirect investments previously made by PRC residents in offshore companies. On May 29, 2007, SAFE issued guidance to its local branches for implementing Notice 75. The guidance standardizes more specific and stringent supervision on the registration relating to Notice 75. Specifically it requires PRC residents holding any equity interest in SPVs, directly or indirectly, controlling or nominal, to make registration with SAFE and imposes obligations on the PRC subsidiaries of SPVs to facilitate and urge registrations by relevant PRC residents and to file with SAFE the stock options granted by SPVs to any PRC resident. The registration and filing procedures under Notice 75 are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholders loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquisocial networking distributions, equity sale proceeds, or the return of funds upon a capital reduction.

New M&A Regulations and Overseas Listings

In August 8, 2006, six government agencies including the Ministry of Commerce, or MOFCOM, the State Assets Supervision and Administration Commission, or SASAC, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC, and SAFE, jointly promulgated a regulation entitled “Regulation on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors,” or the New M&A Rule. Under the New M&A Rule, effective as of September 8, 2006, acquisition of any PRC enterprise, directly or indirectly, by a foreign investor need to be approved by MOFCOM or its local branches; and furthermore, when such investor and the acquired PRC enterprise have any affiliating relationship, special approval from MOFCOM is required. The New M&A Rule also contains a provision requiring offshore SPVs formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC individuals to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by SPVs. The CSRC approval procedures require the filing of a number of documents with the CSRC and it would take several months to complete the approval process. However, other than documents required to be submitted, no other details with respect to the timing, criteria and process for obtaining any required approval from CSRC have been specified. Therefore, it remains unclear how the New M&A Rule or the CSRC procedures will be interpreted, amended and implemented by the relevant authorities.

Employee Share Options

In December 2006, the People’s Bank of China promulgated the Administrative Measures on Individual Person Foreign Exchange, or the PBOC Regulation, setting forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under the current account and the capital account. In January 2007 SAFE issued the implementation rules for the PBOC Regulation which, among others, specified the approval requirement for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plan or stock options plan of an overseas listed company. On March 28, 2007, SAFE promulgated the Implementing Procedures on Administration of Foreign Exchange regarding PRC Individuals’ Participating in Employee Stock Ownership Plan and Stock Option Plan of Overseas Listed Companies, or the Stock Option Rule, to further clarify the formalities and application documents in connection with the subject matter. Under the Stock Option Rule, PRC individuals who will participate in the employment stock ownership plan or the stock option plan of an overseas listed company are required to appoint a domestic agent to deal with the relevant foreign exchange matters in the PRC. For participants of an employment stock ownership plan, an overseas custodian bank should be retained by the domestic agent to hold on trusteeship all overseas assets held by such participants under the employment stock ownership plan. In the case of a stock option plan, a financial institution with stock brokerage qualification at the place where the overseas listed company is listed or a qualified institution designated by the overseas listed company is required to be retained to handle matters in connection with exercise or sale of stock options for the stock option plan participants. For participants who had already participated in an employment stock ownership plan or stock option plan before the date of the Stock Option Rule, the Stock Option Rule requires their domestic employers or domestic agents to make up for the relevant formalities within three months of the date of the Stock Option Rule. Failure to comply with the Stock Option Rule may subject the plan participants, the company offering the plan or the relevant intermediaries, as the case may be, to penalties under PRC foreign exchange regime. However, as these rules have only been recently promulgated, it is currently unclear as to how these rules will be interpreted and implemented.

In addition, the General Administration of Taxation has issued certain circulars concerning employee stock options. Pursuant to these circulars, our employees working in China who exercise stock options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options with relevant tax authorities and withhold individual income taxes of those employees who exercise their stock options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorities or any other PRC government authorities.

C.	Organizational Structure

The following diagram illustrates our current corporate structure and the place of formation and affiliation of each of our subsidiaries and our affiliated entity as of the date of this annual report:(1)

(1)	For risks relating to our current corporate structure, see “Risk Factors—Risks Related to the Regulation of Our Business.”

(2)	Agreements that provide us with effective control over Shanghai Giant Network Technology Co., Ltd., or Giant Network, include irrevocable powers of attorney, share pledge agreements, purchase options and cooperation agreements. See “—Contractual Arrangements with the Consolidated Affiliated Entity and Its Shareholders—Agreements that Provide Us Substantial Ability to Control and an Option to Acquire Giant Network.”

(3)

The economic benefits and losses of Giant Network accrue to Shanghai Zhengtu Information Technology Co., Ltd. pursuant to an exclusive technical consulting and services agreement, and an online game software sales and licensing agreement. See “—Contractual Arrangements with the Consolidated Affiliated Entity and Its Shareholders—Exclusive Technical Consulting and Services Agreement and Online Game Software Sales and Licensing Agreement that Transfers Economic Benefits from the Affiliated Entity to Us.”

(4)	Shanghai Lanlin Bio-Technology Co., Ltd., or Shanghai Lanlin, is wholly beneficially owned by Yuzhu Shi, our current chief executive officer and chairman, through (i) his 95% interest in Giant Investment Co., Ltd. (which holds a 90% interest in Shanghai Lanlin), (ii) a written statement by Jinhua Niu (who holds a 5% interest in Giant Investment Co., Ltd.) disclaiming all ownership rights in Giant Investment Co., Ltd. in favor of Yuzhu Shi and (iii) a proxy shareholding agreement with Kai Chen (who holds a 10% interest in Shanghai Lanlin) which gives Yuzhu Shi all beneficial ownership rights of Kai Chen’s shares in Shanghai Lanlin.

(5)	Kai Chen holds 0.75% on his own behalf, 1% on behalf of Min Tang, our vice president of media and administration, 0.625% on behalf of Yonghua Lu, our vice president of sales and marketing, 0.375% on behalf of Yong Chu, 0.75% on behalf of Yongjun Fei, 0.25% on behalf of Zhaoyou Huang, 0.375% on behalf of Wenqing Wang, 0.25% on behalf of Jin Xu, 1% on behalf of Yan Zeng and 0.375% on behalf of Lianlong Zhang.

(6)	Shareholders of Giant Network who are also shareholders of Giant Interactive Group Inc. include Kai Chen (who holds shares for the benefit of Yong Chu, Yongjun Fei, Zhaoyou Huang, Yonghua Lu, Min Tang, Wenqing Wang, Jin Xu and Lianlong Zhang); Chen Cheng, Yuliang Feng, Haixiao Lin, Wei Liu, Fabing Qu, Yonggui Wang, Tao Yue and Lu Zhang.

Contractual Arrangements with the Consolidated Affiliated Entity and Its Shareholders

Our relationships with Giant Network, our affiliated entity, and its shareholders are governed by a series of contractual arrangements. These contractual arrangements are as set forth below. Amendments to the contractual agreements set forth below (including but not limited to any change in pricing, loan approval or payment of dividends), must be approved by our board of directors.

Under Chinese law, Giant Network is an independent legal person and is not exposed to liabilities incurred by us; however, Zhengtu Information effectively has control over Giant Network through control of Giant Network’s management and the assignment to Zhengtu Information of Giant Network’s shareholders’ rights. Other than pursuant to the contractual arrangements between Giant Network and Zhengtu Information, Giant Network does not transfer any other funds generated from its operations to us.

Agreements that Provide Us Substantial Ability to Control and an Option to Acquire Giant Network

We have entered into certain agreements that provide us substantial ability to control Giant Network and its shareholders, and have obtained an exclusive option to purchase all of the equity interests of Giant Network. These agreements include:

•

Irrevocable Powers of Attorney. Under irrevocable powers of attorney, each of the shareholders of Giant Network has granted to the designee of Zhengtu Information, Yuzhu Shi, the power to exercise all voting rights of such shareholder in shareholders’ meetings, including but not limited to the power to determine the sale or transfer of all or part of such shareholder’s equity interest in, and appoint and elect the directors, general managers and other senior management of Giant Network. No payments are required to be made under these irrevocable powers of attorney. These irrevocable powers of attorney have terms of ten years and will be automatically renewed for another ten years unless otherwise objected to by Zhengtu Information. However, these irrevocable powers ofattorney will be terminated if Zhengtu Information replaces the designee, at which time each of the shareholders will issue a new power of attorney to such new designee.

•

Share Pledge Agreement. Under the share pledge agreement by and among Zhengtu Information, Giant Network and shareholders of Giant Network, each of the shareholders of Giant Network has pledged all of its equity interests in Giant Network to Zhengtu Information to guarantee the performance of Giant Network under the relevant service agreements including the exclusive technical consulting and service agreement, the online game software sales and licensing agreement and other paid services or licensing agreements that are entered into between Zhengtu Information and Giant Network from time to time. Each of the shareholders of Giant Network also agreed that, without the prior written consent of Zhengtu Information, it will not transfer or create a pledge over its equity interests in Giant Network, or cause board or shareholder meetings of Giant Network to pass any resolution to sell, transfer or create a pledge over its equity interests in Giant Network, except if such transfer is conducted pursuant to the purchase option and cooperation agreement or would not affect the pledge’s effectiveness by and among the shareholders of Giant Network, as pledgers, with prior written notice to Zhengtu Information.

In the event Giant Network is liquidated or dissolved, subject to any requirements under applicable PRC law, all of its assets must be sold to Zhengtu Information or an eligible party designated by Zhengtu Information at the minimum price permissible by PRC law. Giant Network’s shareholders are required to remit to Zhengtu Information any interests that have been distributed to them in connection with its liquidation or dissolution, subject to PRC law. In the event Zhengtu Information is liquidated or dissolved, following any expenditures required by PRC law and repayment of its liabilities to any creditors, all remaining assets will be distributed to its sole shareholder, Eddia. In the event Giant Interactive Group Inc. is liquidated or dissolved, on a return of capital on winding up or otherwise (other than a conversion, redemption or purchase of ordinary shares), after payment of its liabilities to creditors, assets available for distribution shall be distributed to holders of its ordinary shares on a pro-rata basis. If its assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by its shareholders proportionately.

If Giant Network or any of the shareholders of Giant Network breaches its respective contractual obligations under the share pledge agreement, Zhengtu Information, as pledgee, will be entitled to demand the immediate repayment of all outstanding amounts under the relevant service agreements, or enforce the pledge. Presently, Zhengtu Information would not be able to hold equity interests in Giant Network itself upon enforcement of the pledge due to restrictions on foreign ownership of operators of online games in China. However, Zhengtu Information may still enforce the pledge by obtaining proceeds from the sale of the pledged property in a transaction mutually agreed upon with Giant Network or by petitioning the court to have the pledged property auctioned. According to the irrevocable powers of attorney described above, Yuzhu Shi, as the attorney-in-fact of all the shareholders of Giant Network, may approve the sale of a pledged interest to any individual or entity designated by Zhengtu Information and permissible by PRC law. See “Risk Factors—Risks Related to the Regulation of Our Business—Substantial uncertainties and restrictions exist with respect to the application and implementation of PRC laws and regulations in the online game industry. If the PRC government finds that our past or current structure for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including the shutting down of our operations.” The agreement will continue to be effective until the expiration of all relevant service agreements.

•

Purchase Option and Cooperation Agreement. Pursuant to the purchase option and cooperation agreement among Zhengtu Information, Giant Network and shareholders of Giant Network, each of the shareholders of Giant Network has irrevocably and unconditionally granted Zhengtu Information or its designee an exclusive option to purchase, at any time if and when permitted under Chinese law, all or any portion of the equity interests in Giant Network for the minimum price permissible by Chinese law or RMB10,000,000, whichever is higher. Any consideration received from the sale by Giant Network’s shareholders or any persons or entities designated by them will be remitted to Giant Network. The agreement will continue to be effective until all equity interests in Giant Network have been transferred to Zhengtu Information or its designee. This agreement provides further that if any profits or dividends of Giant Network are remitted to its shareholders or Yuzhu Shi, who is a designated recipient by those shareholders, these recipients will be required to return all proceeds to Zhengtu Information in accordance with any applicable PRC laws and regulations. Furthermore, if any loans or other funds are remitted to Yuzhu Shi and the shareholders of Giant Network, or any persons or entities designated by them, these recipients will be required to remit those proceeds back to Giant Network. Zhengtu Information will extend its financial support to Giant Network including, but not limited to, advancing payments for any losses incurred by Giant Network. In the event that Giant Network is liquidated or dissolved, subject to any requirements under applicable PRC law, all the assets of Giant Network will be sold to Zhengtu Information at the minimum price permissible by PRC law. If Giant Network or any of its shareholders materially breaches any of its obligations under the purchase option and cooperation agreement, Zhengtu Information can request that corrective remedies be made within a reasonable period of time. If the breach is not corrected, Zhengtu Information can, among other things, terminate the agreement and request compensation for all damages and losses.

Exclusive Technical Consulting and Services Agreement and Online Game Software Sales and Licensing Agreement that Transfers Economic Benefits from the Affiliated Entity to Us

We have entered into a series of contractual arrangements with Giant Network, pursuant to which economic interests in Giant Network are transferred to us:

•

Exclusive Technical Consulting and Service Agreement. Pursuant to the exclusive technical consulting and services agreement, Zhengtu Information is the exclusive provider of technical support and consulting services to Giant Network in exchange for service fees, which will be determined on an arms-length and reasonable basis based on the costs and expenses incurred by Zhengtu Information and Giant Network. Under this agreement, Giant Network may not, among other things, transfer its rights and obligations thereunder to any third party without the prior written consent of Zhengtu Information. If Giant Network breaches the exclusive technical consulting and service agreement, Zhengtu Information can demand such breaches be corrected within sixty days and is entitled to receive compensation of all damages and losses. In the case of any material breach, Zhengtu Information is entitled to terminate the agreement. Zhengtu Information could seek to terminate the agreement in the event that Giant Network stops paying fees to Zhengtu Information, which would otherwise result in Zhengtu Information providing technical consulting and services for no consideration. This agreement has a term of ten years and is renewable at the option of Zhengtu Information. According to PRC laws, Zhengtu Information can demand payment from Giant Network for services that have already been rendered but that have not yet been paid for, and may resort to legal remedies if it does not receive payment. We rely on Giant Network to act as our operating company in China, and derive a substantial portion of our revenues from Giant Network pursuant to the exclusive technical consulting and services agreement. Accordingly, termination of this agreement would immediately prevent Zhengtu Information from obtaining consulting and service fees from Giant Network and therefore would materially and adversely affect our business, results of operations and financial condition. See “Risk Factors—Risks Related to the Regulation of Our Business—The contractual arrangements with our affiliated Chinese entity and its shareholders, which relate to critical aspects of our operations, may not be as effective in providing operational control as direct ownership. In addition, these arrangements may be difficult and costly to enforce under PRC law.”

•

Online Game Software Sales and Licensing Agreement. Under the online game software sales and licensing agreement between Zhengtu Information and Giant Network, Zhengtu Information has agreed to grant Giant Network an exclusive license within China to launch and sell our MMO game, ZT Online, and other game-related products of the “Zhengtu V1.0 Software.” Our wholly owned subsidiary, Zhengtu Information, retains all the intellectual property rights associated with the game, client-end software and server software according to the agreement. Other than the initial fee to be paid by Giant Network in installments, Giant Network is also required to pay a royalty fee to Zhengtu

Information on a monthly basis. The agreement states that Giant Network cannot alter the licensed software by itself or through a third party without the prior written consent of Zhengtu Information. The agreement also states that Giant Network cannot sell or sub-license the software and products outside of the PRC, or export or assist any third party to export the software and products from the PRC. Zhengtu Information is entitled to, among other things, terminate the agreement if Giant Network materially breaches the agreement. The agreement will continue to be effective until both parties agree to terminate it in writing.

D.	Property, Plant and Equipment

We currently have approximately 2,626 servers in 115 server groups located in Internet data centers in seven cities throughout China.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report on Form 20-F. This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. See “Introduction—Forward Locking Statements.” In evaluating our business, you should carefully consider the information provided under Item 3.D, “Key Information—Risk Factors.” We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.	Operating Results

Overview

We are one of China’s leading online game developers and operators in terms of revenues, and our free-to-play online game ZT Online was the most popular online game in China in 2006 according to a report published by IDC, and we are the third largest online game company in China in terms of revenues in 2007, according to a report published by iResearch. Our focus is on massively multiplayer online, or MMO, games.

We commercially launched our first game, ZT Online, in January 2006. ZT Online’s quarterly peak concurrent users and quarterly average concurrent users have increased rapidly since its commercial launch, growing at compound quarterly rates of 4.9% and 3.7%, respectively, over the quarters ended December 31, 2006 through December 31, 2007. In the fourth quarter of 2007 we commercially launched two games which are currently in open beta testing: ZT Online PTP, a pay-to-play game based on the ZT Online free-to-play game, and Giant Online, a free-to-play game. ZT Online, ZT Online PTP and Giant Online were all internally developed by our product development team. We acquired the intellectual property rights to our fourth game, King of Kings III, or K III, from Lager Network Technology, Inc., or Lager Network, in the third quarter of 2007, and plan to launch the game commercially in China in the fourth quarter of 2008. In the first quarter of 2008, we also acquired an exclusive license to operate our fifth online game, Empire of Sports, or EOS, in China, Hong Kong, Macau and Taiwan, and intend to commercially launch EOS in the fourth quarter of 2008. It is difficult to determine if a particular MMO game will be commercially successful and, if successful, what the lifespan of that game will be. For accounting purposes, we have estimated that the lifespan of ZT Online, Giant Online and ZT Online PTP will be four years. In reality, the lifespan of the game may vary significantly from this estimate. We generally anticipate that a successful MMO game will experience strong growth in terms of the number of concurrent users in the first 18 months of commercial operation, little or no growth in the second 18 months of commercial operation, and a decline, likely significant, in the number of concurrent users after 36 months of commercial operation.

We offer virtual items and services available for in-game purchase in our free-to-play games. Players of our games can obtain virtual items and services by using game points purchased through our distribution network in the form of physical or virtual prepaid game cards or directly on our game website. Currently, our prepaid game cards are sold throughout China. Our distribution network currently consists of over 270 distributors, and reaches over 116,500 retail outlets, including Internet cafés, software stores, supermarkets, bookstores, newspaper stands and convenience stores located throughout China. We also license ZT Online to Lager Network for operation in Hong Kong, Macau and Taiwan, and have granted an exclusive license with VinaGame to license ZT Online for operation in Vietnam beginning the third quarter of 2008.

Our marketing network has representatives located throughout China. These marketing representatives promote our games at Internet cafés and in local media, encouraging players to purchase our prepaid game cards. Supporting these activities are our advertising and promotional campaigns. In 2006, we began advertising extensively on Internet portals, on television and in newspapers.

In 2006 and 2007, our net revenues totaled RMB408.5 million and RMB1,527.5 million (US$209.4 million), respectively. Our net income for the same periods was RMB244.6 million and RMB1,136.3 million (US155.8 million), respectively. As of December 31, 2007, deferred revenues and advances from distributors totaled RMB325.0 million (US$44.5 million) and RMB127.8 million (US$17.5 million), respectively. Deferred revenues and advances from distributors represent cash amounts received from distributors and players for sales of our prepaid game cards and game points that have not yet been recognized as net revenues.

Factors Affecting Our Results of Operations

We have benefited from a number of trends that are currently accelerating the growth of the online game industry in China, including overall economic growth that has resulted in increased disposable income and discretionary consumer spending; increasing use of the Internet with the growth of PC and broadband Internet penetration; growing popularity of online games, compared with other forms of entertainment; and favorable demographic trends, particularly the growth in China’s core online game-playing population.

Company-specific factors that may affect our future financial condition and results of operations include the following:

•	the availability, quality and playability of our games;

•

the period of time over which we recognize revenue for some of our virtual items in our free-to-play games, which in certain cases is based on the estimated lifespan of our virtual items, which may be adjusted from time to time;

•	the number of games that we and our competitors offer players, and our respective pricing;

•	changes in our game rules and the corresponding impact on player behavior and purchasing patterns;

•	the quality, variety, popularity and mix of virtual items and services available for purchase in our free-to-play games and related in-game promotional efforts;

•	game development costs and licensing or royalty payments for games potentially licensed in the future;

•	the amount of overseas licensing net revenues generated through our licensing arrangements with operators of our games;

•	our introduction of new online games, which may attract players away from our established games, and the mix of sales of our games;

•	the mix of sales through our distributors (who purchase prepaid game cards at a discount to their face value) and direct sales of game points to players through our website;

•	the breadth and depth of our distribution network and the corresponding availability of our prepaid game cards;

•	the success of our advertising and promotional efforts;

•

seasonality of our sales and revenue recognition, during and around the Chinese New Year holidays in the first quarter, the Labor Day holidays in the second quarter, and the National Day holidays in the fourth quarter, when fewer of our targeted players play our games; and

•	the success of our investments and merger and acquisition activities.

Pricing

We sell prepaid game cards through our distributors and game points through our official game website that enable players to conveniently purchase virtual items and services for their characters in our games. Each prepaid game card contains a unique access code and password that enables players to add value to their game account. Currently, prepaid game cards and game points may only be used to play one of our online games, although a player may choose which game account, among all accounts held by the player, to apply the prepaid game card or the game points. Players use their prepaid game cards or game points to purchase gold coins, which can then be used to purchase a particular virtual item or service.

The prepaid game cards offered by our distributors are sold in a variety of denominations, from RMB10 (approximately US$1.4) to RMB468 (approximately US$64.1). Purchasers can also purchase virtual prepaid game points on our official game website for any whole number denomination, starting at a minimum of RMB15 (approximately US$2.1).

We generally develop a pricing curve to set the retail prices for the virtual items and services that we offer in our games. Pricing curves are developed primarily based on the magnitude of the advantage to the player’s character that the virtual item or service represents, demand for the virtual item or service, user game playing and payment patterns, and game development costs. Since the commercial launch of ZT Online in January 2006, we have tracked and accumulated player data from our games, which provides us with an extensive database to analyze player patterns and to establish pricing curves for particular types of virtual items and services in the game.

Revenues

Net Revenues

Online Game Net Revenues

Online game net revenues represent revenues that we generate from our free-to-play and our pay-to-play game. In 2006 and 2007, we had online game net revenues of RMB408.5 million and RMB1,521.4 million (US$208.6 million), representing 100.0% and 99.6%, respectively, of our total net revenues in those periods. The substantial majority of our online game net revenues from these periods were derived from our first online game, ZT Online. Two of our games, ZT Online PTP and Giant Online, were commercially launched in the fourth quarter of 2007 and are currently in their open beta testing phases. Neither ZT Online PTP’s nor Giant Online’s revenue contribution for 2007 was significant.

Our online game net revenues are shown net of distributor discounts and volume-related incentives and business taxes and related surcharges on the sale of prepaid game cards and game points by Giant Network. Distributor discounts were typically 14% of the face value of the prepaid game cards sold to distributors in 2007, as compared to 16% in 2006, with volume-related incentives in the form of free prepaid game cards generally ranging from 2% to 3%. To attract distributors, new online game companies in China frequently offer higher discounts. In 2006 and 2007, our net revenues were presented net of business taxes and related surcharges of RMB35.1 million and RMB104.9 million (US$14.4 million), respectively, equal to 7.9% and 6.4%, respectively, of our gross revenues in those periods. See “—Taxation—China—Business Taxes and Related Surcharges” below.

During 2006 and 2007, 85.1% and 90.6%, respectively, of our sales proceeds were derived from prepaid game cards (reflecting a specified amount of game points) sold through our distributors, and 14.9% and 9.4%, respectively, were derived from game point sales made through our official game website. As described below, we are only required to pay a 0.7% service fee (included in our cost of services) on sales of game points through our official game website.

Overseas Licensing Net Revenues

Overseas licensing net revenues represent license fees that we derive from the license of our games to other operators. We generated no overseas licensing net revenues in 2006. In 2007, we derived RMB6.1 million (US$0.8 million) in overseas licensing net revenues from our license of ZT Online to Lager Network for operation in Hong Kong, Macau and Taiwan. Under our license agreement with Lager Network, we are entitled to receive from Lager Network ongoing usage-based royalties. The usage-based royalties are determined based on the volume of consumption of game points by players with game accounts registered with Lager Network. In the future, we expect to derive greater overseas licensing net revenues through our exclusive license to VinaGame to operate ZT Online in Vietnam beginning the third quarter of 2008, and by licensing additional games such as ZT Online PTP and Giant Online to operators outside of China, and by increasing the number of markets into which we license our games.

Revenue Collection

Online Game Net Revenues. We generate our online game net revenues through sales of prepaid game cards through our distribution network and game points on our website. For prepaid game card sales made through our distribution network, we receive the full purchase price, less the applicable discount, from the distributors prior to delivering the prepaid game cards to them. For sales made through our website, we receive the full purchase price, less the 0.7% service fee, which are reflected in our cost of services paid to our online payment system operator prior to issuing game points to the purchasers. As a result, we generally do not have any accounts receivable. We make available to each distributor refunds for unsold prepaid game cards after six months, but only to the extent that the cards: have not already expired; are undamaged and are not part of the first batch of prepaid game cards purchased by the distributor. Furthermore, distributors may only return a preset portion of the prepaid game cards that they had originally purchased. We have not had any refund requests from distributors since we commercially launched our first game in January 2006. Once game points are registered to a specific game account, we do not allow any refunds of game points.

Overseas Licensing Net Revenues. Under our license agreement with Lager Network, we are entitled to receive from Lager Network ongoing usage-based royalties. The ongoing usage-based royalties are determined based on the volume of consumption of game points by players with game accounts registered with Lager Network, and are payable to us by Lager Network in accordance with a mutually agreed schedule. Beginning in the third quarter of 2008, we expect to derive greater overseas licensing net revenues through our grant of an exclusive license to VinaGame for the latter to operate our MMO game, ZT Online, in Vietnam.

Advances From Distributors, Deferred Revenue and Online Game Net Revenue Recognition

We account for amounts received from distributors upon the sale of our prepaid game cards prior to their registration to specific game accounts as advances from distributors in our consolidated balance sheet. Once a prepaid game card is registered to a specific game account, we account for related amounts as deferred revenues.

For most of our online sales, game points are automatically registered to the purchaser’s game account, with the amount received accounted for as deferred revenue on our consolidated balance sheet. In less than 1% of cases, purchasers do not specify a game account. Under those circumstances, we account for amounts received as advances from distributors until the purchaser specifies a game account. At which time, we account for the relevant amount as deferred revenues.

With respect to our free-to-play games, we recognize online game net revenue upon the consumption or expiration of virtual items or services purchased by players. For some virtual items, we recognize online game net revenues ratably over the estimated lifespan of that product or the estimated lifespan of the game. See “—Critical Accounting Policies—Revenue Recognition” below. We also recognize online game net revenue when unregistered prepaid game cards or unregistered game points purchased on our website expire, which is generally two years after the printing of physical prepaid game cards and one year from the date of issuance of virtual cards.

As of December 31, 2007, we had advances from distributors of RMB127.8 million (US$17.5 million) and deferred revenues of RMB325.0 million (US$44.5 million).

Cost of Services

Our cost of services primarily consists of a portion of our business taxes and surcharges, compensation for personnel operating our games, maintenance of computer equipment, co-location fees and Internet access fees and depreciation of equipment and amortization of software and other intangible assets. As of December 31, 2007, our cost of services have not included licensing fees, as we have internally developed ZT Online, ZT Online PTP and Giant Online, and have purchased the intellectual property rights to K III. We licensed Empire of Sports in the first quarter of 2008 and expect to include the related license fees as a cost of services in 2008.

Business Taxes and Related Surcharges

Our cost of services includes the business taxes and related surcharges that Zhengtu Information pays on revenues that it derives from its contractual arrangements with Giant Network. In 2006 and 2007, these business taxes and related surcharges constituted 30.9% and 44.0%, respectively, of our total cost of services, and were equal to 3.4% and 5.0%, respectively, of our net revenues. Giant Network incurs additional business taxes and related surcharges in connection with sales of our prepaid game cards and game points. However, we present our net revenues net of these taxes and related surcharges. See “—Taxation—China—Business Tax and Related Surcharges.”

Compensation For Personnel Operating our Games

We account for compensation expenses for our employees that are directly involved in the operation of our online games, including our maintenance team, platform team and customer support team, as a cost of service. In 2006 and 2007, these expenses constituted 28.1% and 19.2%, respectively, of our total cost of services and equaled 3.1% and 2.2%, respectively, of our net revenues. Compensation expenses include employee wages, share-based compensation and welfare benefits, such as social insurance, medical insurance, housing subsidies, unemployment insurance and pension benefits. In 2008, we expect an increase in headcount and related expenses as we intend to commercially launch K III and EOS in the fourth quarter of 2008.

Maintenance of Computer Equipment, Co-location Fees and Internet Access Fees

Our costs associated with the maintenance of computer equipment, co-location fees and Internet access fees constituted 15.2% and 19.8%, respectively, of our total cost of services and were equal to 1.7% and 2.3%, respectively, of our net revenues in 2006 and 2007. The bulk of these expenses related to co-location and Internet access fees charged by third-party Internet data centers from which we operate our servers. Another large component is server maintenance. We typically rely on the Internet data centers to resolve our minor server problems, but use our own Shanghai-based maintenance team to resolve larger problems. In 2008, we expect to increase co-location and Internet access fees and server maintenance costs as the number of ZT Online, Giant Online and ZT Online PTP players increase and we commercially launch K III and EOS. Additionally, in the first quarter of 2008, we entered a partnership arrangement with Huawei Technologies to improve our server performance and research server platforms for online games. We may decide to install servers in new locations in China, which could increase our costs further.

Depreciation of Equipment and Amortization of Software and Other Intangible Assets

Our depreciation of equipment and amortization of software and other intangible assets related primarily to our servers and other computer equipment as well as capitalized product development costs, constituted 6.1% and 9.0%, respectively, of our total cost of services and were equal to 0.7% and 1.0%, respectively, of our net revenues in 2006 and 2007. We include depreciation and amortization expenses within our cost of services when the relevant assets are directly related to the operation of our platform and provision of online games. Depreciation and amortization expenses are characterized as operating expenses in all other cases. In 2008, we expect increases in these expenses as we acquire additional servers to handle an increasing number of ZT Online, ZT Online PTP and Giant Online players and commercially launch K III and EOS.

Operating Expenses

Operating expenses consist of research and product development expenses, sales and marketing expenses, general and administrative expenses and government financial incentives. The following table sets forth a breakdown of our operating expenses for the periods indicated.

	For the year ended December 31, 2005	For the year ended December 31, 2006	For the year ended December 31, 2007
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Gross profit	—	363,304	1,353,450	185,541
Operating (expenses) income:
Research and product development expenses	(4,830)	(14,799)	(26,918)	(3,690)
Sales and marketing expenses	(4,579)	(80,460)	(189,403)	(25,965)
General and administrative expenses	(31,298)	(26,098)	(74,130)	(10,162)
Government financial incentives	—	1,621	16,779	2,300

Total operating expenses	(40,708)	(119,736)	(273,672)	(37,517)

Research and Product Development Expenses

Our research and product development expenses primarily consist of employee wages, share-based compensation and welfare benefits for our product development team, and the software used by our product development team, and depreciation of the computers and equipment used by our product development team.

Until a game reaches technological feasibility, we expense all research and product development expenses. We capitalize research and product development expenses for a game once that game becomes technologically feasible, and continue to capitalize those expenses until the game is commercially launched. See “—Critical Accounting Policies—Online Game Product Development Costs” below. For our first game, ZT Online, we determined that technological feasibility occurred in August 2005, and we expensed RMB4.0 million and capitalized RMB1.6 million of related development costs prior to commercial launch in January 2006. For Giant Online, we determined that technological feasibility occurred on January 21, 2007. As of December 31, 2007, we capitalized RMB8.5 million (US$1.2 million) with respect to Giant Online. In 2008, we expect our research and product development expenses to increase significantly as we hire additional personnel in connection with the commercial launch of K III and EOS.

Sales and Marketing Expenses

Our sales and marketing expenses currently constitute, and are expected to continue to constitute, our largest operating expense. Our sales and marketing expenses primarily relate to advertising, including television and Internet portal advertisements and national and regional newspapers and magazines. Our sales and marketing expenses also include payments made to Internet café administrators in return for attracting new paying players, employee wages, share-based compensation, welfare benefits for our sales and marketing team, the cost of promotional events and the purchase of promotional souvenirs. In 2008, we expect that sales and marketing expenses will grow as we enhance and expand our sales and marketing efforts in our existing markets, expand our network into more medium and small cities in China, and begin promoting KOK III and EOS.

General and Administrative Expenses

General and administrative expenses primarily consist of employee wages, share-based compensation and welfare benefits for our management, finance and administrative personnel, professional service fees, lease payments in relation to our office space, property management fees, administrative expenses and entertainment expenses.

We expect our general and administrative expenses to increase as our business expands in future periods and as we incur increased costs related to complying with our reporting obligations under the U.S. securities laws as a public company. These increased costs will include those related to our obligations under Section 404 of the Sarbanes-Oxley Act of 2002, requiring that, beginning with this annual report on Form 20-F for 2008, we include our management’s report on internal control over financial reporting and an attestation by our independent registered public accounting firm as to the effectiveness of our internal control over financial reporting.

Government Financial Incentives

Government financial incentives that Zhengtu Information and Giant Network receive from the Shanghai local government are calculated with reference to their business tax and individual income tax withholdings, as the case may be. These financial incentives are conditioned on our continued registration in our present district in Shanghai, and are not subject to refund back to the local government.

Our continued eligibility is further subject to the discretion of the Shanghai local government. Moreover, the central government or local government could determine at any time to immediately eliminate or reduce these financial incentives. Upon expiration of these government financial incentives, we will consider available options, in accordance with applicable law, that would enable us to qualify for further government financial incentives to the extent they are then available to us.

Taxation

Cayman Islands and British Virgin Islands

Under the current laws of the Cayman Islands and the British Virgin Islands, neither Giant Interactive Group, Inc. nor Eddia, our wholly owned subsidiary incorporated in the British Virgin Islands, is subject to tax on its income or capital gains. In addition, payment of dividends by either company is not subject to withholding tax in those jurisdictions.

China

Income and Withholding Taxes. Zhengtu Information and Giant Network are incorporated in China, and are subject to Chinese enterprise income tax, or EIT, on their taxable income. Under certain PRC tax laws effective until December 31, 2007, because Zhengtu Information was registered in the Caohejing Economic Development Zone of Xuhui District of Shanghai and had been recognized as a “high- and new-technology enterprise,” it was granted a preferential EIT rate of 15%. Furthermore, because it was recognized as a “software development enterprise,” Zhengtu Information enjoy a two-year exemption from EIT followed by a three-year 50% reduction in its EIT rate, which started in 2006. The qualification of Zhengtu Information as a software development enterprise is required to be reassessed on an annual basis, which means that it will next need to be reassessed in December 2008 in connection with 2008 taxable income. Giant Network may not qualify as a high- and new-technology enterprise or a software development enterprise in connection with 2007 taxable income, because many of its employees and assets, including the right to operate ZT Online, have been transferred to Zhengtu Information. Giant Network’s failure to qualify as a high- and new-technology enterprise or a software development enterprise would result in additional income tax expenses of RMB30.9 million (US$4.2 million) for the year ended December 31, 2007. We are continually pursuing “software development enterprise” status for Giant Network. Giant Network has prepared the arrangement of engaging in research and development activities under the instructions of Zhengtu Information. If this arrangement is recognized by the relevant authorities, Giant Network will be recognized as a software development enterprise in 2008 and enjoy a 50% tax deduction which will be assessed on an annual basis. We have recognized a net deferred tax arising from deferred revenues and advances from distributors to fully offset the income tax expenses for the year ended December 31, 2007.

In 2007 China passed a new Enterprise Income Tax Law, or the New EIT Law, and its implementing rules, both of which became effective on January 1, 2008. Under the New EIT Law, enterprises that were established and already enjoyed preferential tax treatments before March 16, 2007, the date on which the New EIT Law was passed, will continue to enjoy them (i) in the case of reduced tax rates, for a period of five years from January 1, 2008, subject to certain phase-out rules, or (ii) in the case of fixed-term tax holidays, until the expiration of such term. Under these phase-out rules, we expect the applicable income tax rate of Zhengtu Information to gradually increase from its 2007 level. The New EIT Law also permits a new category of “high- and new-technology enterprises” to enjoy a reduced enterprise tax rate of 15%. However, since the central government just promulgated the Administrative Rules for the Assessment of High- and New-Technology Enterprises (“HNTE Assessment Rules”) on April 14, 2008, to reset assessment criteria, Zhengtu Information and Giant Network may not be recognized as high- and new-technology enterprises. If they fail to maintain their status as high- and new-technology enterprises or fail to qualify for special support from the PRC government, they will be subject to the 25% unified enterprise income tax rate beginning in 2008.

The New Tax Law provides that an income tax rate of 20% will normally be applicable to dividends from Zhengtu Information to us. However, pursuant to the New Tax Law and the Implementation Rules to the New Income Tax Law, which was promulgated on December 6, 2007 and became effective on January 1, 2008 (“Implementation Rules”), we will be subject to a 10% withholding tax for such dividends paid to us, unless we are treated as a “resident enterprise”.

Under the New Tax Law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will normally be subject to the enterprise income tax at the rate of 25% on its global income. Under the Implementation Rules of the New Tax Law, “de facto management body” is defined as the body that has material and overall management and control over the business, personnel, accounts and properties of the enterprise. All of our management is currently located in the PRC. Under the New EIT Law and its implementing rules, Giant Interactive Group Inc. may be considered a resident enterprise and therefore be subject to the enterprise income tax at the rate of 25% on its global income. In that case, dividends paid by us to our non-PRC shareholders may be subject to a 10% withholding tax. In addition, the Implementation Rules of the New Tax Law provides that dividend income between two “resident enterprises” that have direct investment relationship is exempted from enterprise income tax. If we are considered as a “resident enterprise”, the dividends we receive from Zhengtu Information will be exempted income tax. We are actively monitoring the proposed withholding tax and are evaluating appropriate organizational changes to minimize the corresponding tax impact.

Business Taxes and Related Surcharges. We incur two different types of business taxes and related surcharges, each of which we account for differently. Giant Network is subject to Chinese business tax at the rate of 5% on the proceeds received from its sale of prepaid game cards and game points. Zhengtu Information is subject to Chinese business tax of 5% on the overseas licensing revenues it receives from Lager Network. These two entities are also subject to local surcharges that are related to this business tax, including city construction and education surcharges. Our net revenues are presented net of these business taxes and related surcharges, which were RMB35.1 million in 2006 and RMB104.9 million (US$14.4 million) in the year ended December 31, 2007.

Zhengtu Information is also subject to business tax at the rate of 5% in connection with the revenues that it derives from its contractual arrangements with Giant Network. We account for this business tax and related surcharges as a component of our cost of services. In 2006 and 2007, this amounted to RMB14.0 million and RMB76.6 million (US$10.5 million), respectively.

Internal Control Over Financial Reporting

In connection with their audits of our consolidated financial statements, our independent registered public accounting firm identified and communicated to us material weaknesses related to our control environment and the design of operating controls to prevent and detect financial statement errors; some significant deficiencies; and several control deficiencies (each as defined in the standards established by the U.S. Public Company Accounting Oversight Board). Any of these weaknesses or deficiencies could, in the judgment of our independent registered public accounting firm, adversely affect our ability to record, process, summarize and report financial data consistent with the assertions of our management in our financial statements.

The material weaknesses related to our control environment consisted of:

•	a lack of sufficient accounting personnel with U.S. GAAP and SEC reporting experience;

•	inadequate controls for establishing and maintaining an oversight function and communication of internal controls, policies and procedures; and

•	a lack of effective monitoring activities to prevent and detect misstatements in our accounts and our financial statements.

To address these weaknesses related to control environment and operational deficiencies:

•

we have hired, and are actively seeking to hire, additional individuals with the requisite U.S. GAAP and SEC reporting expertise, including Eric He, our chief financial officer, and other senior accountants with United States accounting experience;

•

we intend to increase our in-house expertise and reporting capabilities through additional training, increased interaction with our independent registered public accounting firm and the retention of a third-party consultant to assist us in complying with U.S. GAAP and SEC requirements;

•	we are preparing an accounting policy manual as a reference in connection with reviewing recurring transactions and period-end closing processes, among other tasks;

•	we are implementing monitoring and oversight control for non-recurring/complex transactions;

•	to improve our oversight and monitoring activities, we have, among other things:

•	reconstituted our board of directors and increased the number of board members to seven, the majority of which will be independent;

•

established an audit committee of our board of directors that satisfies the independence requirements of the New York Stock Exchange, which committee is responsible for reviewing and approving all related-party transactions;

•	adopted a code of conduct applicable to our directors and executive officers and a general code of conduct applicable to all company employees; and

•	strengthened our internal audit function to focus on financial and reporting processes in addition to operational activities.

Results of Operations

We established our business on November 18, 2004 and commercially launched ZT Online in January 2006. Prior to 2006, we generated no revenues. Because we believe the discussion would not be meaningful, we have not presented a separate discussion for the periods from November 18, 2004 to December 31, 2004 or for 2005. Rather, we provide a discussion for a single period from November 18, 2004 to December 31, 2005. Also, for the same reason, comparisons of our results of operations between 2006 and 2005 have not been provided.

Period Ended December 31, 2005

During the year ended December 31, 2005, we generated no revenues. As a result, we incurred no business tax and related surcharges or cost of services during that period.

During the period, we incurred operating expenses of RMB41.5 million in connection with the development of, and preparation for, the launch of ZT Online. These included:

•	research and product development expenses of RMB5.0 million, of which RMB4.8 million consisted of employee wages and welfare benefits for our new product development team;

•

sales and marketing expenses of RMB4.6 million, primarily reflecting RMB3.4 million of advertising expenses spent in anticipation of the launch of ZT Online, and RMB0.7 million of employee wages and welfare benefits for our sales and marketing team; and

•

general and administrative expenses of RMB31.9 million, primarily reflecting a RMB23.6 million share-based compensation expense relating to our sale of a 12.25% equity interest in Giant Network to its directors for a price that was below fair market value, employee wages and welfare benefits for our newly hired management, financial and administrative staff of RMB3.7 million, the lease of office space of RMB1.0 million, and other administrative expenses.

We experienced a loss from operations of RMB41.5 million during this period.

Our operating loss during this period was offset slightly by our interest income of RMB0.1 million, derived from our bank deposits, and other income of RMB0.1 million derived from a one-time provision of network services to a related party.

As a result of these factors, we incurred a net loss during this period of RMB41.3 million.

Comparison of Year Ended December 31, 2007 and December 31, 2006

The following tables set forth selected results of operations data by amount and as a percentage of our total net revenues for the periods indicated. You should read the following tables in conjunction with the audited consolidated financial information and related notes contained elsewhere in this annual report.

	For the Year Ended December 31,
	2006		2007
	Amount	% of Total Net Revenues	Amount	Amount	% of Total Net Revenues
	RMB	RMB	RMB	US$
	(In thousands, except percentages)
Online game revenue	408,499	100.0%	1,521,396	208,565	99.6%
Overseas licensing revenue	—	—	6,140	842	0.4%
Total net revenue	408,499	100.0%	1,527,536	209,407	100.0%
Cost of services	(45,195)	(11.1)%	(174,086)	(23,865)	(11.4)%
Gross profit	363,304	88.9%	1,353,450	185,542	88.6%

Operating Income (Expenses)
Research and development	(14,799)	(3.6)%	(26,918)	(3,690)	(1.8)%
Sales and marketing	(80,460)	(19.7)%	(189,403)	(25,965)	(12.4)%
General and administrative	(26,098)	(6.4)%	(74,130)	(10,162)	(6.6)%
Government financial incentives	1,621	0.4%	16,779	2,300	1.1%
Total operating expenses	(119,736)	(29.3)%	(273,672)	(37,517)	(17.9)%

Income from operations	243,568	59.6%	1,079,778	148,025	70.7%
Interest income	1,136	0.3%	53,878	7,386	3.5%
Other income and expense	(86)	0.0%	126	17	0.0%
Investment income	—	—	2,562	351	0.2%
Income before income tax expense	244,618	59.9%	1,136,344	155,779	74.4%
Income tax expense	—	—	—	—	—
Net income	244,618	59.9%	1,136,344	155,779	74.4%

Net Revenues

In the year ended December 31, 2007, our total net revenues increased by RMB1,119.0 million, or 273.9%, to RMB1,527.5 million (US$209.4 million) from RMB408.5 million in the same period in 2006. Substantially all of this increase consisted of online game net revenues generated by ZT Online, which increased from RMB408.5 million in 2006 to RMB1,521.4 million (US$208.6 million) in 2007. We believe that this increase primarily reflected significant growth in the popularity of ZT Online among online game players in China. This increase also reflects the success of certain innovative features in ZT Online, such as virtual treasure boxes, and a reduction starting in January 2007 in the discount that we give to distributors of our prepaid game cards from 16% to 14%. Furthermore, we believe that we were able to recognize a greater portion of the sales proceeds that we generated in the year ended December 31, 2007 than we were in 2006 because we had already established the estimated lifespan of the majority of our permanent virtual items, and because the popularity of our treasure boxes led to a greater portion of our revenue being recognized as consumable virtual items. See “—Critical Accounting Policies—Revenue Recognition—Online Game Net Revenues.”

Starting in 2007, we also began deriving overseas licensing net revenues from usage-based royalties paid by Lager Network for their operation of ZT Online in Hong Kong, Macau and Taiwan. We generated RMB6.1 million (US$0.8 million) overseas licensing net revenues in the year ended December 31, 2007.

Cost of Services

Our cost of services in 2007 increased by RMB128.9 million, or 285.2%, to RMB174.1 million (US$23.9 million) from RMB45.2 million in 2006. The largest component of this increase is business taxes and related surcharges. Prior to September 2006, we only incurred business taxes and related surcharges in connection with Giant Network’s sale of prepaid game cards and game points. We recognize our online game net revenues net of these business taxes and related surcharges. Starting in September 2006, as a result of our implementation of a Cayman Islands holding structure, we started incurring an additional layer of business taxes and related charges on service and royalty fees paid by Giant Network to our subsidiary, Zhengtu Information. We recognize these business taxes and related surcharges as a cost of services, and in 2007 they amounted to RMB76.6 million (US$10.5 million) as compared to RMB14.0 million in 2006.

Our other cost of services increased in connection with our expanding operations. Our maintenance of computer equipment, co-location fees and Internet access expenses grew by RMB27.5million, or 398.6%, from RMB6.9million in 2006 to RMB34.4million (US$4.7million) in 2007. This reflected the expansion of our server network to ensure adequate capacity to handle the increasingly large number of ZT Online players as well as players for Giant Online and ZT Online PTP. We hired a significant number of operational personnel, which led to a RMB20.8 million, or 163.8%, increase in related compensation costs, which grew from RMB12.7 million in 2006 to RMB33.5 million (US$4.6 million) in 2007. Our expenses associated with the depreciation of equipment and amortization of software and other intangible assets increased by RMB13.0million, or 481.5%, from RMB2.7 million in 2006 to RMB15.7million (US$2.2 million) in 2007. This mostly related to depreciation related to our server network, which expanded significantly.

Gross Profit and Margin

Our gross profit increased by RMB990.1 million, or 272.5%, from RMB363.3 million in 2006 to RMB1,353.5 million (US$185.5 million) in 2007. This growth was roughly in line with growth of our online game net revenues. Our gross margin decreased slightly from 88.9% to 88.6%.

Operating Expenses

Research and Product Development Expenses

Our research and product development expenses in 2007 increased by RMB12.1 million, or 81.9%, to RMB26.9 million (US$3.7 million) from RMB14.8 million in 2006. The largest component of this increase was employee wages and welfare benefits for our new product development team, which grew by RMB10.9 million, or 79.6%, from RMB13.7 million in 2006 to RMB24.6 million (US$3.4 million) in 2007. This increase was related both to our hiring of additional product development personnel, and the payment of share-based compensation to certain key employees. Additionally, our research and product development costs in 2007 were offset by RMB8.5 million (US$1.2 million) in game development expenditures related to Giant Online that we capitalized. Our research and product development expenses in 2006 include share-based compensation expenses of RMB3.6 million, whereas in the same period in 2007 we incurred share-based compensation expenses of RMB8.3 million (US$1.1 million). We expect our research and product development expenses to increase significantly in 2008 as we hire additional personnel.

Sales and Marketing Expenses

Our sales and marketing expenses increased by RMB108.9 million, or 135.4%, from RMB80.5 million in 2006 to RMB189.4 million (US$26.0 million) in 2007. The largest component of this increase consisted of our advertising expenses related to ZT Online, Giant Online and ZT Online PTP, which grew by RMB43.2 million, or 95.2%, from RMB45.4 million in 2006 to RMB88.6 million (US$12.1 million) in 2007. The increase in sales and marketing expenses between these periods was also due in part to: a RMB11.5million or 328.6% increase in expenses related to promotional souvenirs for ZT Online, from RMB3.5million to RMB15.0million (US$2.1 million); a RMB16.3 million or 140.5% increase in employee wages and welfare benefits, from RMB11.6 million to RMB27.9 million (US$3.8 million), as a result of our hiring additional sales and marketing personnel; and a RMB13.5 million or 173.1% increase in promotional events, from RMB7.8 million to RMB21.3 million (US$2.9million). Our sales and marketing expenses in 2006 include share-based compensation expenses of RMB0.4 million, whereas share-based compensation expenses of RMB1.0 million (US$0.1 million) were incurred in 2007. We expect our sales and marketing expenses to continue to increase in 2008 as we enhance and expand our sales and marketing efforts in our existing markets, expand our network into more medium and small-sized cities in China, and continue promoting ZT Online PTP and Giant Online and begin promoting K III and EOS.

General and Administrative Expenses

Our general and administrative expenses increased by RMB48.0 million, or 184.0%, from RMB26.1 million in 2006 to RMB74.1 million (US$10.2 million) in 2007. The largest component of this increase consisted of compensation expenses derived from the imputation of interest on advances to a related party of RMB18.9 million (US$2.6 million) and share-based compensation to management of RMB13.9 million (US$1.9 million) in 2007. We did not incur these types of expenses in 2006. The increase in general and administrative expenses was also due in part to a RMB10.1million or 174.1% increase in employee wages and welfare benefits (excluding share-based compensation) for general management, financial and administrative staff, from RMB5.8 million to RMB15.9 million (US$2.2 million).

Government Financial Incentives

Our proceeds from government financial incentives increased from RMB1.6 million in 2006 to RMB16.8 million (US$2.3 million) in 2007.

Income From Operations

In 2007, income from operations increased by RMB836.2 million, or 343.3%, to RMB1,079.8 million (US$148.0 million) from RMB243.6 million in 2006. As a percentage of total net revenues, income from operations increased to 70.7% from 59.6%.

Interest Income

In 2007, our interest income increased by RMB52.7 million, or 4,640.1%, to RMB53.9 million (US$7.4 million) from RMB1.1 million in 2006. This was primarily due to the increase in the funds that we held in interest-bearing bank accounts in 2007.

Income Tax Expense

We did not record any income tax expenses for 2006 or 2007. In 2007, we recorded a liability for unrecognized tax benefits in the amount of RMB30.9 million (US$4.2 million), representing the estimated income tax expense we would pay for the year 2007 if our tax exempt status is not renewed by PRC tax authorities. The related income tax expense is fully offset by a net deferred tax credit arising from deferred revenues and advances from distributors.

Investment Income

In 2007, our investment income amounted to RMB2.6 million (US$0.4 million) (nil in 2006), due to our investment in money market funds.

Net Income and Margin

As a result of the foregoing, our net income increased by RMB891.7 million, or 364.5%, from RMB244.6 million in 2006 to RMB1,136 million (US$155.8 million) in 2007. Our net margin also increased from 59.9% to 74.4%.

Dividends

In 2007, we paid a total of RMB160.5 million (US$22.0 million) out of our distributable profits to our shareholders. In 2006 we did not pay dividends to our shareholders.

Liquidity and Capital Resources

Cash Flows and Working Capital.

To date, we have financed our operations primarily through equity contributions by our shareholders and cash flows from operations beginning in 2006. We received proceeds from our issuance and sale of ordinary shares of RMB20.0 million in 2004 and RMB20.0 million in 2005, of which, RMB30.0 million were distributed to shareholders of our affiliated entity, Giant Network, in 2006 as part of a share reduction allowed under PRC law. The share reduction resulted in a distribution of cash to Giant Network’s shareholders and a corresponding decrease in Giant Network’s registered capital. We do not intend to make any future share reductions with respect to Giant Network in the future.

As we were in a start-up phase in 2004 and 2005 and did not generate any revenues until 2006, our principal use of cash through 2006 was to fund our game development efforts and other expenses.

In 2006 and 2007, Giant Network provided interest-free advances for a total amount of RMB915.0 million, to Shanghai Jiante Shengming Technology Co., Ltd., or Shanghai Jiante, a company owned and controlled by our chairman and chief executive officer, Yuzhu Shi. These interest free advances were repaid in full by August, 2007. We financed each of the advances from Giant Network and Zhengtu Information to Shanghai Jiante with cash flows generated by our operations. No related party advances or loans will be made in the future without the prior approval of our audit committee.

On November 6, 2007, we completed our initial public offering, resulting in net proceeds to us of approximately US$792.7 million, which we have used in long and short term investments as well as to fund our share repurchase program.

As of December 31, 2007, we had RMB7.3 billion (US$1.0 billion) in cash and cash equivalents. In 2007, our cash needs derived primarily from our intended capital expenditures of RMB400.0 million (US$52.5 million), and to a lesser extent our operating expenses and our cost of services. See “—Capital Expenditures.”

	For the year ended December 31,
	2005	2006	2007
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Net of cash (used in) provided by operating activities	(14,593)	474,854	1,481,791	203,135
Net cash used in investing activities	(5,263)	(27,348)	(126,572)	(17,351)
Net cash provided by (used in) financing activities	20,000	(11,429)	5,540,807	759,577
Cash and cash equivalents at the end of the year	15,149	451,371	7,295,470	1,000,119

Operating Activities

Net cash used in operating activities for 2005 was RMB14.6 million. In 2005, our cash used in operations was offset by an increase in payables and accruals of RMB2.0 million mainly related to increased compensation payables.

For 2006 and 2007, our net cash provided by operating activities primarily resulted from our net income of RMB244.6 million and RMB1,136.3 million (US$155.8 million), respectively. Cash flows from deferred revenues in each of these periods was RMB136.7 million and RMB188.3 million (US$25.8 million), respectively. Deferred revenues and advances from distributors represent amounts that we have received for sales of our prepaid game cards from our distributors and game points purchased on our website that have not yet been recognized as net revenues. See “—Critical Accounting Policies—Revenue Recognition—Online Game Net Revenues” below. Our cash flows from advances from distributors in 2006 and 2007 were RMB52.6 million and RMB75.2 million (US$10.3 million), respectively. We believe that our advances from distributors decreased significantly between 2006 and 2007 because our distributors had larger stocks of prepaid game cards. Our cash provided by operating activities was partly offset by cash used in prepayments and purchase of other current assets of RMB11.7 million in 2006 and RMB24.8 million (US$3.4 million) in 2007. The increase in 2007 reflected an increase in prepayment of co-location fees to Internet data centers housing our servers and increased prepayment of advertising expenses.

Investing Activities

In 2005, our net cash used in investing activities was RMB5.3 million, primarily reflecting our purchase of servers as well as capitalized development costs relating to our development of ZT Online, offset by the refund of the deposit for a potential investment that has not been realized, advances to staff for business purposes of RMB1.2 million and repayments from staff of RMB0.4 million.

In 2006, our net cash used in investing activities reached RMB27.3 million, reflecting our purchase of additional servers and improvements that we purchased for our office facilities of RMB25.7 million and our advance to related parties, net of RMB1.7 million.

In 2007, our net cash used in investing activities was RMB126.6 million (US$17.4 million). This increase primarily reflected our advances totaling RMB900.0 million (US$123.4 million) to Shanghai Jiante in 2007, which was subsequently repaid in full prior to our initial public offering. It also reflected our purchase of additional property and equipment, including mainly servers, in the amount of RMB108.6 million (US$14.9 million).

Financing Activities

Financing activities include proceeds from the issuance of capital, changes in our subsidiary and our affiliated entity’s paid-in capital and proceeds from long-term loans. In 2006, our affiliated entity distributed

RMB30.0 million to make payments to its shareholders in connection with a reduction of its share capital as allowed under PRC law. This payment was funded, in part, with proceeds from a long-term unsecured loan of RMB16.1 million in the form of three Hong Kong-dollar denominated loans from a third party, each with an annual interest rate of 0.1%, which was fully repaid in August 2007.

In 2006 and 2007 we received proceeds from a long-term loan in the amount of RMB16.1 million and RMB5.0 million (US$0.7 million), respectively. In 2007, these two loans were repaid.

In 2007 we received proceeds from our initial public offering in the amount of RMB5.8 billion (US$792.7 million net of RMB51.1million (US$7.0 million) representing costs incurred by us in association with our initial public offering. In August 2007 we also paid dividends to shareholders in the amount of RMB160.5 million (US$22.0 million). We also repurchased some of our shares from the open market for a total cash payment by us of US$4.4 million in December 2007.

We believe that our current cash and cash equivalents and cash flows from operations will be sufficient to meet our anticipated cash needs for the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments, joint ventures or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. Financing may be unavailable in amounts or on terms acceptable to us, or at all.

Capital Expenditures

Our capital expenditures were RMB8.1 million, RMB33.1 million and RMB195.3 million (US$26.8 million), respectively, in 2005, 2006 and 2007. The substantial majority of our capital expenditures have related to our purchase of servers and to a lesser extent other computer equipment. They have also included improvements for our office facilities and furniture.

Critical Accounting Policies

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of net revenues and expenses during the financial reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on our management’s judgment.

Revenue Recognition

Online Game Net Revenues. With respect to both our free-to-play games and our pay-to-play game, we generate sale proceeds from the sale of our prepaid game cards (representing a specified amount of game points) through our distribution network and the sale of game points directly through our official game website. Amounts that we receive for the sale of prepaid game cards prior to their registration to a specific player account are accounted as advances from distributors on our consolidated balance sheet. Once a prepaid game card is registered to a specific player account, amounts received are accounted for as deferred revenues on our consolidated balance sheet. Game points purchased from us on our official game website are typically automatically registered to the purchaser’s game account, and the related purchase price is accounted for as deferred revenues.

For our free-to-play games, we recognize revenue only after a player uses game points registered to that player’s game account to purchase a virtual item or service as follows:

•

for all virtual services, and “consumable” virtual items, including those that are consumed at a predetermined time or that otherwise have limitations on repeated use (for example a virtual shirt that can only be worn for 30 days or a virtual potion that can only be consumed once), we recognize revenues ratably or upon full consumption or expiration of the service or item.

•

for “permanent” virtual items, or those that are not consumed at a predetermined time or otherwise do not have a limitation on repeated use (for example a virtual sword), we recognize revenue ratably over the estimated lifespan of the specific item. When we commence sale of a new virtual item, including at the commercial launch of a new game, we use available information to estimate that virtual item’s lifespan. The estimated life span is determined based on the historical paying player usage pattern and playing behavior. When the life span of certain virtual items cannot be reliably determined based on historical player pattern and behavior, the related revenues are recognized over the life of the related game (which, in the case of ZT Online, is currently estimated to be four years starting from January 2006 and, in the case of Giant Online, is currently estimated to be four years starting from August, 2007). To determine a specific virtual item’s estimated lifespan we select a starting date, and track the lifespan of all of that type of item purchased by players on that date. The time between the starting date and the point at which 95% of the tracked virtual items have been destroyed or replaced, or at which purchasers of such “permanent” virtual items have not logged into the game for more than 90 days consecutively, is used as that item’s estimated lifespan. We will continue to monitor the average lifespan of our virtual items and the estimated lifespan of our games, which may differ from the historical periods on which our revenue recognition policy was previously based. Any change in our estimates, particularly as our games mature and gain greater operating history and data and thereby enable us to refine our estimates, may result in our revenues being recognized on a different basis than in prior periods and may cause our operating results to fluctuate.

We do not recognize revenue related to virtual items and services purchased by players using gold or silver coins, or gold or silver vouchers issued pursuant to our virtual insurance policies.

For our pay-to-play games, the first of which we commercially launched in the fourth quarter of 2007, we recognize revenue when game points, which are registered to a player’s game account and which represent that player’s prepaid playing time, are actually used by the player to play our games.

We also recognize revenue when unregistered prepaid game cards or unregistered game points purchased directly on our website expire, which is generally two years after the printing of physical game cards and one year from the issuance of virtual cards. Registered game points do not expire.

Overseas Licensing Net Revenues. We have entered into a licensing agreement with Lager Network to operate ZT Online in Hong Kong, Macau and Taiwan for a term of three years. Under this licensing agreement, we are entitled to ongoing usage-based royalties determined based on the volume of consumption of game points by players with game accounts registered with Lager Network. We recognize usage-based royalties when they are earned, provided that the collectability is probable.

Online Game Product Development Costs

We recognize software development costs for the development of software, including online games, to be sold or marketed to customers in accordance with Statement of Financial Accounting Standards, or SFAS, No. 86, “Accounting for Costs of Computer Software to be Sold, Leased, or Otherwise Marketed.” As such, we expense our game development costs incurred prior to technological feasibility. Once a game becomes technologically feasible, all subsequent development costs for that product are capitalized until that product is available for general release. Determination of technological feasibility requires significant judgment.

Technological feasibility is evaluated on a game-by-game basis, but typically encompasses both technical design and game design documentation and only occurs when the online game has a proven ability to operate in an online game environment. After an online game is released, the capitalized product development costs are amortized to expense based on the expected life of the game. This expense is recorded as a component of cost of services. Since our establishment in November 18, 2004 through December 31, 2007, the amount of online game development costs qualifying for capitalization totaled RMB10.1 million (US$1.4 million). Of this amount, 15.6% relates to ZT Online and 84.4% relates to Giant Online. In 2007, we did not incur online game development costs for ZT Online PTP or K III. For ZT Online and Giant Online, the capitalized development costs are being amortized over their estimated four-year lives.

Consolidation of Variable Interest Entity

PRC laws and regulations currently prohibit or restrict foreign-invested companies from providing Internet content services, which includes operating online games. To comply with these foreign ownership restrictions, we operate our online game business in China through our affiliated entity Giant Network, which is wholly owned by PRC citizens or entities. Giant Network holds the licenses and approvals that are required to operate our online game business. Zhengtu Information has entered into a series of contractual arrangements with Giant Network and its shareholders. See “Item C—Organizational Structure.” As a result of these contractual arrangements, we have the substantial ability to control Giant Network and absorb substantially all the profits and all the expected losses of Giant Network. Therefore, we are considered the primiary beneficiary of Giant Network. Accordingly, Giant Network is a variable interest entity, or VIE, of our company under U.S. GAAP and we consolidate its results in our consolidated financial statements. We have consulted with our PRC legal counsel in assessing our ability to control Giant Network through these contractual arrangements. Any changes in PRC laws and regulations that affect our ability to control Giant Network might preclude us from consolidating Giant Network in the future.

Useful Life of Long-Lived Assets

Property, equipment and intangible assets are stated at historical cost less accumulated depreciation and amortization. Depreciation of property and equipment is computed using a straight-line method over the estimated useful lives of the assets, which are generally five years. Amortization of intangible assets is computed using a straight-line method over the estimated useful lives of the assets, which are generally three years. Judgment is required to determine the estimated useful lives of assets, especially for servers, including determining how long existing equipment can function and when new technologies will be introduced to replace existing equipment. Changes in these estimates and assumptions could materially impact our financial position and results of operations.

Impairment of Long-Lived Assets and Intangible Assets

We review our long-lived assets and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We assess the recoverability of those assets by comparing the carrying amount to the estimated future undiscounted cash flow associated with them. If the future net undiscounted cash flows are less than the carrying amount of the assets, the assets are considered impaired and an expense is recognized equal to the amount required to reduce the carrying amount of the assets to their then fair value. We have not yet recognized any impairment to our long-lived assets and intangible assets.

Income Taxes

Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been reflected in our consolidated financial statements. Deferred tax liabilities and assets are determined based on the differences between the book values and the tax basis of particular assets and liabilities, using tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is recorded to reduce our deferred tax assets to an amount we determine is more likely than not to be realized, based on our analyses of past operating results, future reversals of existing taxable temporary differences and projected taxable income. Our analyses of future taxable income are subject to a wide range of variables, many of which involve estimates. Uncertainty regarding future events and changes in tax regulation could materially alter our valuation of deferred tax liabilities and assets. If we determine that we would not be able to realize all or part of our deferred tax assets in the future, we would increase our valuation allowance and make a corresponding change to our earnings for the period in which we make such determination. If we later determine that we are more likely than not to realize our deferred tax assets, we would reverse the applicable portion of the previously provided valuation allowance.

In certain situations, the PRC tax authority may challenge positions adopted in our income tax filings. In accounting for uncertain tax positions in the financial statements presented, we have made estimates based on assumptions with respect to the expectations of the outcome of the tax position we have taken. If those expectations were to change, our financial position and results of operations could be materially affected.

Share-Based Compensation

We have accounted for share-based compensation that we pay to directors, management, employees, consultants and other eligible persons pursuant to the Employee Share Option Scheme, or 2006 Plan, and the 2007 Performance Incentive Plan, or the 2007 Plan, in accordance with SFAS No.123 (revised 2004) “Share- Based Payment,” or SFAS 123R, and EITF 96-18 “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.” Under the fair value recognition provisions of SFAS 123R, share-based compensation cost is measured at the grant date and service performance date for share options issued to employees and non-employees, respectively, based on the fair value of the award and is recognized as an expense on an accelerated recognition basis, net of estimated forfeitures, over the requisite service period, which is generally the vesting period.

On September 30, 2006, our board of directors adopted the 2006 Plan. As of December 31, 2007, we had options with respect to 12,945,600 of our ordinary shares granted and outstanding under the 2006 Plan. Our board of directors adopted the 2007 Plan on October 9, 2007 and reserved 7,800,000 ordinary shares for issuance under the 2007 Plan. As of December 31, 2007, we had options with respect to 1,712,000 of our ordinary shares granted and outstanding under the 2007 Plan. No further options will be granted by us under the 2006 Plan.

We use the binomial option pricing model to determine the fair value of our share options. The binomial model requires us to input certain complex and subjective assumptions, including our expected share price volatility over the term of the award, expected employee share option exercise behavior, risk-free interest rates and the expected forfeiture rate. With respect to expected share price volatility, we reference historical volatilities of the shares of several comparable companies. The risk-free interest rate for periods within the life of the share option is based on the U.S. Treasury yield curve in effect at the time of the related grant. We use historical turnover data to estimate the employee forfeiture rate. Prior to our initial public offering, the fair value of the ordinary shares, at the grant dates and the service performance date, was determined based on an independent third party valuation performed by Sallmanns (Far East) Ltd., or Sallmanns.

If factors change and we employ different assumptions to estimate our share-based compensation expense for new awards in the future, or if we decide to use a different pricing model, our share-based compensation in future periods may differ significantly from what we have recorded in prior periods and could materially affect our gross profit, income from operations, net income and net income per share.

The guidance provided in SFAS 123R is relatively new. The application of these principles may be subject to further interpretation and refinement over time. There are significant differences among pricing models and there is a possibility that we will adopt different pricing models in the future. This may result in a lack of consistency in future periods and materially affect the fair value estimates of our share-based compensation. It may also result in a lack of comparability with other companies that use different models, methods and assumptions.

Others

For share-based payments made outside of our equity incentive plans, we record share-based compensation expenses equal to the difference between the consideration paid and the fair value of the share- based compensation. Our management determines fair value based on an independent third party valuation.

In November 2005, six new shareholders, five of whom are directors of Giant Network and the other of whom is an individual who had assisted in certain operational matters, acquired 12.25% of the equity interest of our affiliated entity Giant Network for RMB4.9 million. The fair value of this equity interest at the time of the purchase, based on an independent third party valuation performed by Sallmanns, was RMB28.5 million. We accounted for the RMB23.6 million difference as a share-based compensation expense under our general and administrative expenses for 2005 and also accounted for a corresponding offset to additional paid-in capital.

In November 2006, one of our shareholders sold its 0.25% equity interest in our company to another shareholder, who is also a director of Giant Network for US$0.0000002 per share. The fair value of the equity interest sold was RMB10.83 per share based on an independent third party valuation performed by Sallmanns. The difference between the sale price and fair value of RMB5.4 million has been accounted for as compensation expenses recorded under general and administrative expenses in 2006, with a corresponding offset to additional paid-in capital.

C.	Research and Development

We are in the process of establishing of our Chengdu research and development branch for purposes of developing a 3-D engine server and the development of new 3-D games.

We acquired a protected server from Huawei Technologies, or Huawei, in the first quarter of 2008 in order to obtain better protection of our games against illegal game operators.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from December 31, 2005 to December 31, 2007 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-balance sheet Arrangements

As part of our ongoing business, we do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which are often established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Each of our subsidiaries is wholly owned by us. These subsidiaries and our affiliated entity, Giant Network, are fully included in our financial statements.

F.	Tabular Disclosure of Contractual Obligations

A summary of our contractual obligations at December 31, 2007 is as follows1:

	Contractual Obligations
	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total	Total
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Capital commitments	14,848	—	—	—	14,848	2,035
Operating leases(1)	40,502	1,125	—	—	41,627	5,707
Bank loans	—	—	—	—	—	—
Notes payable	—	—	—	—	—	—

Total	55,350	1,125	—	—	56,475	7,742

(1)	Operating leases are for office premises research and development facility.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. The business address of each of our directors and executive officers is 2/F No. 29 Building, 396 Guilin Road, Shanghai 200233, People’s Republic of China.

Name	Age	Position
Yuzhu Shi	45	Chairman of the Board of Directors, Chief Executive Officer
Wei Liu	40	Director, President
Lu Zhang	44	Director, Chief Operating Officer
Andrew Y. Yan	51	Independent Director
Paul C.Y. Chu	57	Independent Director
Jason Nanchun Jiang	35	Independent Director
Peter Andrew Schloss	47	Independent Director
Eric He	48	Chief Financial Officer
Shiliang Song	30	Chief Technology Officer
Hui Yuan	37	Vice President of Research and Development
Min Tang	38	Vice President of Media and Human Resource
Yonghua Lu	47	Vice President of Sales and Marketing
Yong Jun Fei	40	Vice President of Office Administration and Intellectual Property Center

Mr. Yuzhu Shi is the chairman of our board of directors and our chief executive officer. Mr. Shi also serves as a director for China Minsheng Banking Corp., Ltd., Giant Investment Co., Ltd, Ready Finance Limited and Shanghai Youyuan Gardening Co., Ltd. He was awarded the “People Who Mattered to China Reform” in 1994, “CCTV Economic People of the Year in China” in 2001 and “Excellent Entrepreneur of Privately-Owned Enterprise” and “Hong Kong Redbud Cup Excellent Entrepreneur” in 2004. Mr. Shi obtained his bachelor’s degree in Mathematics from Zhejiang University in 1984. A company founded by Mr. Shi has been the subject of litigation. See “Risk Factors—Risks Relating to Our Business and Industry—Our founder, controlling beneficial owner and chief executive officer, Yuzhu Shi, was previously involved in various enterprises, some of which were the subject of claims or legal actions.”

Ms. Wei Liu has been a director of our company since October 2006 and president of our company since September 2007. Ms. Liu is also currently an executive director and a member of the remuneration committee of Stone Group Holdings Limited. Prior to joining us, Ms. Liu was a vice general manager, and later the general manager, of Shanghai Jiante Bio-Technology Co., Ltd. from 2001 to 2004. From 1996 to 2000, Ms. Liu served as an executive general manager at Zhuhai Selan Yidai Co., Ltd. From 1992 to 1995, Ms. Liu served as a secretary, office administrator and vice president of Zhuhai Giant Group. Ms. Liu has also served as a general manager of Shanghai Golden Partner Biotech Co., Ltd from 2004 to 2007. Ms. Liu received her bachelor’s degrees in Chinese Literature and Sociology from Nankai University in 1990, and received her master’s degree in Business Administration from the China Europe International Business School in 2006.

Mr. Lu Zhang has been a director and chief operating officer of our company since October 2006. Mr. Zhang is also the vice general manager and a director of Giant Network, a director of Eddia and the chairman of the board and vice general manager of Zhengtu Information. Prior to joining us, Mr. Zhang served as the development manager of Shanghai Jiante Bio-Technology Co., Ltd. from 2000 to 2004. From 1993 to 1999, Mr. Zhang was the general manager of Zhuhai Giant Group Computer Co., Ltd. From 1984 to 1990, Mr. Zhang served as an engineer at Nanjing Electronic Technology Development Institution. Mr. Zhang received his bachelor’s degree in Computer Science from the Hangzhou Electronic Industry Institute in 1984.

Mr. Andrew Y. Yan has served as an independent director of our company since October 2006. Mr. Yan controls SB Asia Investment Fund II L.P., which is a principal shareholder of Perfect World Co., Ltd., one of our competitors. See “Information of the Company—Competition.” He is also managing partner of SAIF Partners. Before joining Softbank Asia Infrastructure Fund in 2001, Mr. Yan was a managing director and the head of the Hong Kong office of Emerging Markets Partnership. From 1993 to 1994, he was the director responsible for strategic planning and business development for the Asia Pacific region at Sprint International Corporation. Mr. Yan has also worked as a research fellow at the Hudson Institute in Washington, D.C., the World Bank and the State Commission for Economic Restructuring of the State Council of the PRC. Mr. Yan was elected as “Venture Capitalist of the Year” in 2004 and “Top-Ten Venture Investors in 2005” by China Venture Capital Association. He is currently an independent director of four Hong Kong listed companies, China Oilfield Services Limited, Stone Group Holdings Limited, Fosun International Limited and China Resources Land Limited, and also an independent director of China Digital TV Holding Co., Ltd, which is a US listed company. Mr. Yan received a master of arts degree in International Political Economy from Princeton University and a bachelor’s degree in Aeronautic Engineering from the Nanjing Aeronautic Institute.

Mr. Paul C.Y. Chu is an independent director of our company. Mr. Chu has been a member of the board of directors of Cathay Life Insurance Company since 1995, and was also a member of the board of directors of Summit Bank Corporation from 1988 until its acquisition by UCBH Holdings, Inc. In 2007. Mr. Chu served as chairman of Novax Group Inc., a developer of professional accounting software, from 1989 to 2000. From 1987 to 1989, Mr. Chu was a partner at Chu, Pan & Cha law firm, which specialized in assisting Taiwan-based banks operate in the United States. Mr. Chu served as chief of investments for the Ministry of Economic Affairs of Taiwan and was responsible for attracting foreign investment and technology from 1983 to 1987, and as Amerex Corp.’s president of Taiwan operations from 1980 to 1983. Mr. Chu worked with Ernst & Young as an auditor and tax consultant from 1976 to 1979. He received an MBA from Columbia University’s Graduate School of Business and a Juris Doctor degree from Pace University Law School. He graduated from Soochow University in Taiwan with a bachelor’s degree in Economics. Mr. Chu is registered as a certified public accountant in New York and New Jersey.

Mr. Jason Nanchun Jiang is an independent director of our company. He has served as the chairman of the board of directors and chief executive officer of Focus Media Holding Limited since 2003, and currently a director of Peak (Hong Kong) International Ltd. From 1994 to 2003, Mr. Jiang was the chief executive officer of Everease Advertising Corporation, which is one of the top 50 advertising agencies in China. Starting in 2003, Mr. Jiang was general manager of Aiqi Advertising, an advertising company founded by his immediate family members in 1997, which was renamed Focus Media Advertisement in May 2003 in connection with the establishment of its current business operations. Mr. Jiang received a Bachelor of Arts degree in Chinese language and literature from Huadong Normal University in 1995.

Mr. Peter Andrew Schloss is an independent director of our company. Mr. Schloss has served as a director and chief executive officer of Broadwebasia, Inc. since 2007. Mr. Schloss has been an executive director of TOM Online Inc. from 2004 to 2007 and also served as chief financial officer of TOM Online Inc. from December 2003 to September 2005 and chief legal officer of TOM Online Inc. from September 2005 to December 2007. Mr. Schloss was general counsel at IBM China/Hong Kong Corporation from 1989 to 1991. From 1991 to 1996, he was general counsel of Satellite Television Asian Region Limited, and was a director of that company from 1993 to 1996 as well as director of Asia Satellite Telecommunications Company Limited from November 1991 to June 1993. He was also an investment banker of ING Barings and head of its Asia Media, Internet and Technology Group from 1999 to 2001 and managing director of Mediavest Limited from 2001 to 2003. Mr. Schloss continues to be a director of Mediavest Limited. Mr. Schloss received a bachelor’s degree in Political Science and a Juris Doctor degree from Tulane University.

Mr. Eric He has served as the chief financial officer of our company since March 2007. Prior to joining us, Mr. He served as a director of 100e.com Inc. from 2005 to 2007 and a chief strategy officer of Ninetowns Internet Technology Group from 2004 to 2007. From 2002 to 2004, Mr. He served as a private equity investment director for AIG Global Investment Corp (Asia) Ltd. From 1999 to 2002, Mr. He was a founding and managing partner of SoftChina Venture Group and from 1996 to 1999, Mr. He served as the head of research for Capital Securities Corporation in Taiwan. Prior to joining Capital Securities Corporation, Mr. He worked in various investment management positions with Fidelity Investments and Merrill Lynch & Co. in the United States. From 2000 to 2004, Mr. He served as a director and a member of the compensation committee of OSA Technologies, Inc. Mr. He currently serves as a director of Carry International Technology Co. Ltd., a software development company in Taiwan. Mr. He obtained a bachelor’s degree in Accounting from National Taipei University and a master’s degree in Business Administration from the Wharton School of Business at the University of Pennsylvania. Mr. He is a Certified Public Accountant and Chartered Financial Analyst in the United States.

Mr. Shiliang Song has been the chief technology officer of our company since our inception. Prior to joining us, Mr. Song was a senior software engineer of Top Group and IDN Telecommunication Co., Ltd from 2000 to 2002. From 2003 to 2004 Mr. Song was a principal programmer at Shanda Interactive Entertainment Limited. Mr. Song began serving as a supervisor of Giant Network’s research and development center in October 2004. Mr. Song studied Electronic Materials and Parts in the University of Electronic Science and Technology of China from 1996 to 2000.

Mr. Hui Yuan is the vice president of research and development of our company. Mr Yuan joined Giant Network as a vice president responsible for research and development and operations in November 2004. Prior to joining us, Mr. Yuan was a senior software engineer of IDN Telecommunication Co., Ltd from 2002 to 2004. He was a senior software engineer of Top Group from 1999 to 2002 and senior software engineer of Chengdu Youda Computer Co., Ltd from 1994 to 1999. Mr. Yuan graduated from the University of Electronic Science and Technology of China with a major in Computer Science in 1995.

Ms. Min Tang is the vice president of media and human resources of our company. Prior to joining us, Ms. Tang served as the assistant general manager, and later manager of administration and media at Shanghai Golden Partner Biotech Co., Ltd from 2004 to 2006, and the media manager of Shanghai Jiante Bio-Technology Co., Ltd from 2002 to 2004. From 1998 to 2000, Ms. Tang was the general manager of Shenzhen Bose Picture Designing Co., Ltd. Ms. Tang served as vice general manager of Hong Kong Giant Technology Co., Ltd from 1993 to 1998. Ms. Tang graduated from Sichuan Normal University with a major in Physics in 1991.

Mr. Yonghua Lu is the vice president of sales and marketing of our company. Mr. Lu began to serve as a vice president of Giant Network beginning in 2004. Prior to joining us, Mr. Lu was the director of administration and general manager of the Hangzhou branch of Shanghai Jiante Bio-Technology Co., Ltd from 1998 to 2004. From 1996 to 1998, he was a vice general manager of sales in Zhuhai Tiannian International Technology Co., Ltd. Mr. Lu was a manager of human resources, and later became a vice president of marketing of Zhuhai Giant Hi-Tech Co., Ltd from 1993 to 1996. He was an employee trainer of Hengyang Waver Machinery Factory from 1981 to 1993. Mr. Lu received a degree in Journalism from Hunan TV University in 1988. He is now pursuing an EMBA degree from the China Europe International Business School, and expects to receive his master’s degree in Business Administration in 2009.

Mr. Yongjun Fei is the vice president of office administration and intellectual property center of our company, and also the vice president of Zhengtu Information. Mr. Fei is also currently the principal of the Luwan Branch Company of Shanghai Giant Biotech Co., Ltd. and the executive director and general manager of Wuxi Yikang Biotech Co., Ltd. Prior to joining us, Mr. Fei was the vice general manager of Shanghai Giant Biotech Co., Ltd. and Shanghai Golden Partner Biotech Co., Ltd from 1999 to 2007. From January to July 1999, Mr. Fei was the general manager of Zhuhai Kangqi Co., Ltd, and a marketing manager of Tongwei Shenzhen Electronic Co., Ltd from 1997 to 1998. Mr. Fei used to be the general manager of several branch companies of Zhuhai Giant Group from 1994 to 1997, and a teacher of Tianjing University from 1990 to 1994. Mr. Fei received a bachelor’s degree in Precise Instruments and Technology from Tianjin University in 1990 and received his master’s degree in Business Administration from the China Europe International Business School in 2004.

B.	Compensation

Remuneration and Borrowing

The directors may determine remuneration to be paid to the directors. The compensation committee assists the directors in reviewing and approving the compensation structure for the directors.

Compensation of Directors and Executive Officers

In 2007, the aggregate cash compensation paid by us to our executive officers and directors was RMB6.0 million (US$0.8 million). For information regarding options granted to officers and directors, see Item 6.B, “2007 Equity Incentive Plans.”

Equity Incentive Plan

On September 30, 2006, our board of directors adopted the Employee Share Option Scheme, or the 2006 Plan. Our board of directors subsequently adopted the 2007 Plan on October 9, 2007. All of our incentive plans are intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees, consultants and other eligible persons.

The 2006 Plan permits us to issue options to purchase our ordinary shares, while the 2007 Plan permits us to issue options and stock appreciation rights, or SARs, which entitle the SAR holder to acquire the benefit of any appreciation in the value of the underlying ordinary shares. Options granted under our incentive plans generally do not vest unless the grantee remains under our employment or in service with us on the given vesting date. However, in circumstances where there is a death or disability of the grantee, or a change in control of our company, vesting will be accelerated to permit immediate exercise of all options and SARs granted to a grantee.

Generally, to the extent that an outstanding option or SAR granted under our incentive plans has not been vested by the date when the grantee’s employment or service with us terminates, the option or SAR will terminate and become unexercisable.

We reserved 16,000,000 shares for issuance under the 2006 Plan. On October 1, 2006, we granted options under the 2006 Plan with respect to 9,080,000 of our ordinary shares, the vesting of which is subject to satisfaction of certain performance targets, to certain directors, employees, consultants and officers, including

Wei Liu and Lu Zhang. At the time of grant, each of these options had an exercise price of RMB16 per ordinary share. On March 31, 2008, our board of directors pass a written resolution clarifying the exercise price as US$2.00, based on the exchange rate as of the date of the grant. The granted options will vest in five equal yearly installments beginning on November 15, 2007. On October 13, 2006, our board of directors passed a written resolution canceling the vesting requirement on performance criterion specified in the 2006 Plan for all grantees, and modifying the performance criterion and exercise price with respect to 590,000 ordinary shares granted to six of our employees to RMB0.02. The remaining 8,490,000 options will vest as originally scheduled.

On March 19, 2007, we granted options with respect to 920,000 of our ordinary shares under the 2006 Plan to certain officers, employees and consultants, including Eric He, our chief financial officer. The options will be vested in five equal yearly installments beginning November 15, 2007. Each of these granted options had an exercise price of RMB16 per ordinary share which was subsequently amended to an exercise price of US$2.00 pursuant to a board resolution.

On May 15, 2007, we granted options with respect to 3,800,000 ordinary shares under the 2006 Plan to certain officers, directors, employees and consultants, including Shiliang Song, Eric He, Hui Yuan, Lu Zhang and Wei Liu. The options will be vested in five equal annual installments beginning May 15, 2008. Each of these granted options has an exercise price of US$2.00 per ordinary share. As of December 31, 2007, we had options with respect to 12,945,600 ordinary shares granted and outstanding under the 2006 Plan.

We have reserved 7,800,000 ordinary shares for issuance under the 2007 Plan. On October 17, 2007, we granted options with respect to 1,035,000 of our ordinary shares under the 2007 Plan to certain directors, officers and employees, including our four independent directors, Andrew Y. Yan (options with respect to 500,000 ordinary shares), Paul C.Y. Chu (options with respect to 60,000 ordinary shares), Jason Nanchun Jiang (options with respect to 50,000 ordinary shares), Peter Andrew Schloss (options with respect to 50,000 ordinary shares) and Eric He, our chief financial officer (options with respect to 375,000 ordinary shares). Upon the grant, 25% of the options to our independent directors shall vest on the first anniversary of the grant and the remaining 75% shall vest in 36 equal monthly installments at the end of each month thereafter. The options to be granted to officers and employees shall vest in five equal annual installments beginning on the first anniversary of the grant date. These options have an exercise price of US$15.50. As of December 31, 2007, we had options with respect to 1,712,000 ordinary shares granted and outstanding under the 2007 Plan.

Our board of directors may amend, alter, suspend, or terminate our incentive plans at any time, provided, however, that our board of directors must first seek the approval of the participants of the incentive plans if such amendment, alteration, suspension or termination would adversely affect the rights of participants under any option granted prior to that date. Without further action by our board of directors, the 2006 Plan will terminate in September 2013 and the 2007 Plan will terminate in October 2017. In October 2007, our shareholders suspended the 2006 Plan. All unissued options authorized under the Plan have been returned to the general share pool and we do not intend to grant any further options under the 2006 Plan.

The table below sets forth the option grants made to our directors and executive officers pursuant to the 2006 Plan and the 2007 Plan as of December 31, 2007:

Name	Number of Options	Exercise Price (/share)		Grant Date	Expiration Date
Shiliang Song	750,000		*	October 1, 2006	September 30, 2012
	600,000	US$	2.00	May 15, 2007	September 30, 2013

Eric He	750,000	US$	2.00	March 19, 2007	September 30, 2012
	500,000	US$	2.00	May 15, 2007	September 30, 2013
	375,000	US$	15.50	October 17, 2007	October 12, 2017

Hui Yuan	750,000		*	October 1, 2006	September 30, 2012
	475,000	US$	2.00	May 15, 2007	September 30, 2013

Chen Cheng	108,500	US$	2.00	October 1, 2006	September 30, 2012
	500,000	US$	2.00	May 15, 2007	September 30, 2013

Wei Liu	108,500	US$	2.00	October 1, 2006	September 30, 2012
	500,000	US$	2.00	May 15, 2007	September 30, 2013

Lu Zhang	108,500	US$	2.00	October 1, 2006	September 30, 2012
	500,000	US$	2.00	May 15, 2007	September 30, 2013

Andy Yan (Director)	500,000	US$	15.50	October 17, 2007	October 12, 2017
Janson Jiang (Director)	50,000	US$	15.50	October 17, 2007	October 12, 2017
Paul Chu (Director)	60,000	US$	15.50	October 17, 2007	October 12, 2017
Peter Schloss (Director)	50,000	US$	15.50	October 17, 2007	October 12, 2017

*	The exercise price of these options was originally RMB16. In October 2006, we reduced the exercise price as to 150,000 of these options to RMB0.02.

Employment Agreements

We have entered into, or are in the process of entering into, employment agreements with each of our executive officers. We may terminate their employment for cause at any time, without notice or remuneration, for certain acts including but not limited to acts of personal dishonesty in connection with an executive officer’s employment by us which are intended to result in the executive officer’s substantial personal enrichment or reasonably likely to materially harm us, any conviction of a crime which our board of directors reasonably believes has had or will have a material detrimental effect on our reputation or business, willful misconduct that is materially injurious to us, or continued violations of an executive officer’s obligations to us after we have delivered a written demand for compliance. An executive officer may terminate employment upon a material reduction of or removal from his or her duties, position or responsibilities without the executive officer’s express written consent, a material reduction of the executive officer’s compensation or benefits, a material reduction of the facilities and perquisites available to the executive officer without express prior written consent, or the relocation of the executive officer to a facility or location more than 50 miles from his or her current location without his or her express prior written consent, but in each case only if we fail to cure these issues within a reasonable time. Upon the occurrence of any of these events, the departing executive officer will be entitled to receive a severance payment equal to one year of his or her annualized base salary. An executive officer may also terminate his or her employment for other reasons or no reason at all after providing prior written notice of at least 30 days, in which case the departing executive officer will not be entitled to receive any severance payments. We may terminate the employment of any of our executive officers without cause by giving him or her a prior written notice of at least 30 days. In the case of termination without cause, the executive officer will be entitled to a severance payment in an amount equal to one year of his or her annualized base salary.

Each executive officer has agreed to hold, both during and after his or her employment agreement expires or is terminated, in strict confidence and not to use, except for our benefit (including our affiliated entities and our subsidiaries), any proprietary or confidential information, including technical data and trade secrets of our company or the confidential information of any third party, including our affiliated entities and our subsidiaries, that we receive. Each executive officer has also agreed to disclose to us and hold in trust for us all of the inventions, ideas, designs and trade secrets conceived of by him or her during the period that he or she is employed by us, and to assign all of his or her interests in them to us. In addition, each executive officer has agreed that, while employed by us and for a period of two years after termination of his or her employment, he or she will not:

•	serve, invest or assist in any business that competes with any significant aspect of our business or our affiliated entities’ business; or

•	solicit, induce, recruit or encourage any person to terminate his or her employment or consulting relationship with us or our affiliated entities.

C.	Board Practices

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and re-stated from time to time. A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Executive Officers

Our officers are elected by and serve at the discretion of the board of directors. Under our articles of association, our directors are not subject to a term of office, and hold office until such time as they are removed from office by ordinary resolution of our board of directors. A director will be removed from office if, among other things, the director (i) gives notice in writing to us that he or she resigns from us; (ii) becomes bankrupt or makes any arrangement or composition with his or her creditors; (iii) dies or is found by our company to be or becomes of unsound mind; or (iv) if all our other directors resolve that he or she should be removed as a director.

Qualification

There is no shareholding qualification for directors.

Board Committees

Our board of directors has established an audit committee and a compensation committee and will establish a corporate governance and nominating committee.

Audit Committee

Our audit committee consists of Paul C.Y. Chu, Andrew Y. Yan and Peter Andrew Schloss and is chaired by Paul C.Y. Chu. Paul C.Y. Chu, who has accounting and financial management expertise, will be the audit committee financial expert as defined in Item 401(h) of Regulation S-K under the Securities Act. Each of these directors satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	appointing our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

•	reviewing with our independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions;

•	reviewing and discussing the annual audited financial statements with management and our independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	annually reviewing and reassessing our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately and periodically with management and our independent registered public accounting firm; and

•	reporting regularly to the board of directors.

Compensation Committee

Our compensation committee consists of Paul C.Y. Chu, Jason Nanchun Jiang and Andrew Y. Yan. Each of these directors satisfies the “independence” standards of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	determining the compensation package for our executive officers;

•	reviewing and making recommendations to the board with respect to the compensation of our directors;

•

reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and

•

reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Jason Nanchun Jiang, Peter Andrew Schloss and Andrew Y. Yan. Each of these directors satisfies the “independence” standards of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

•	identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

•	reviewing annually with the board the current composition of the board in light of the characteristics of independence, qualification, experience and availability of service to us;

•	identifying and recommending to the board the directors to serve as members of the board’s committees;

•	developing and recommending to the board a set of corporate governance guidelines and principles applicable to us; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Corporate Governance

Our board of directors has adopted a code of ethics that is applicable to our senior executive and financial officers. In addition, our board of directors adopted a code of conduct that is applicable to all of our directors, officers and employees. Our code of ethics and our code of conduct are publicly available on our website.

In addition, our board of directors has adopted a set of corporate governance guidelines. These guidelines reflect certain guiding principles with respect to the structure of our board of directors, procedures and committees. They are not intended to change or interpret any law, or our amended and restated memorandum and articles of association.

Interested Transactions

A director may vote with respect to any contract or transaction in which he or she is interested, provided that the nature of the interest of any director in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

D.	Employees

We had 217, 589 and 1,016 employees as of December 31, 2005, 2006 and 2007, respectively. Approximately 76% of our employees have earned at least a junior college degree. The following table shows the number of our employees by position as of December 31, 2007.

	Number of Employees	Percentage of Total (%)
Customer service	370	36
Product development	251	25
General and administration	161	16
Technical and platform support	51	5
Operations	86	8
Sales and marketing	49	5
Quality control	48	5

Total	1,016	100

In December 2007, we entered into contracts with 32 intermediary institutions to employ over 2,500 liaison personnel throughout China.

We enter into a standard one-year employment contract with most of our officers, managers and employees. These contracts include a covenant that prohibits the officer, manager or employee from engaging in any activities that compete with our business during, and for two years after their employment with us.

We have developed a number of employee incentives aimed at motivating our employees and retaining talent. These include an employee incentive plan featuring stock options, opportunities for training and career advancement, and a flexible working environment. We also contribute to various employee benefit funds in accordance with relevant PRC laws and regulations, including housing, pension, medical and unemployment benefit plans. To encourage a cohesive and healthy workforce, we regularly organize sports contests and off-site events for our employees.

We usually recruit new employees through our advertising in the job-hunting websites or traditional newspapers, but also closely cooperate with professional search companies to find talented professionals. We actively recruit at universities and colleges to attract new graduates, and hold recruiting sessions in large cities to recruit experienced professionals. Furthermore, we encourage our current employees to refer qualified applicants for employment opportunities within our company. Referring employees typically receive a bonus payment for each hired referral.

Our employees who are PRC citizens are members of a labor union that represents employees with respect to labor disputes and other employee matters. The labor union does not, however, represent employees for the purpose of collective bargaining. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of March 31, 2008, the latest practicable date by:

•	each of our directors and executive officers who beneficially own our ordinary shares; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 258,670,626 ordinary shares outstanding as of March 31, 2008.

	Ordinary Shares Beneficially Owned
Name	Number	Percent
Directors and Executive Officers
Yuzhu Shi(1)	126,690,687	49%
Wei Liu(2)	3,271,700	1.26%
Lu Zhang(3)	2,521,700	0.97%
Yonghua Lu	*	*
Eric He	*	*
Min Tang	*	*
Andrew Y. Yan	*	*
Hui Yuan	*	*
Shiliang Song	*	*
Jason Nanchun Jiang	*	*
Paul Chu	*	*
Peter Andrew Schloss	*	*
Yongjun Fei	*	*
Other 5% Shareholders
Jing Shi(4)	24,690,687	9.55%
Yuliang Feng(5)	12,750,000	4.93%
Citi (Nominees) Limited	65,777,036	25.4%

*	Upon exercise of options currently exercisable or vested within 60 days after the date of this annual report, would beneficially own less than 1% of our ordinary shares.

(1)	Includes 102,000,000 ordinary shares held by Union Sky Holding Group Limited, a British Virgin Islands company owned by Yuzhu Shi, and 24,690,687 ordinary shares beneficially owned by Jing Shi, Yuzhu Shi’s daughter, through Vogel Holding Group Limited.

(2)	Includes 3,250,000 ordinary shares held by Goodview Profit Holdings Limited, a British Virgin Islands company owned by Wei Liu and options to purchase 21,700 ordinary shares held by Wei Liu.

(3)	Includes 2,500,000 ordinary shares held by Baros Profit Limited, a British Virgin Islands company owned by Lu Zhang and options to purchase 21,700 ordinary shares held by Lu Zhang.

(4)	Includes 24,690,687 ordinary shares held by Vogel Holding Group Limited, a British Virgin Islands company owned by Jing Shi. Its address is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(5)	Includes 12,750,000 ordinary shares held by Barreto Management Limited, a British Virgin Islands company owned by Yuliang Feng. Its address is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

5,000,000 of our ordinary shares are beneficially owned by U.S. residents, and four of the record holders of our ordinary shares are U.S. residents.

None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to Item 6.E, “Directors, Senior Management and Employees—Share Ownership”

B.	Related Party Transactions

Contractual Agreements with the Consolidated Affiliated Entity and Its Shareholders

Chinese law in the past restricted, and continues to restrict to a certain extent, foreign equity ownership of companies that are engaged in Internet content services and online gaming operations and development. To comply with these restrictions, we operate our Internet content services and online gaming operations and development in China through a series of contractual arrangements with Shanghai Giant Network Technology Co., Ltd., or Giant Network and Shanghai Zhengtu Information Technology Co., Ltd., or Zhengtu Information. For a description of these contractual arrangements, see “Information on the Company—Organizational Structure.”

Advances and Loans between the Company and Executive Officers and Shareholders

In March 2006, Giant Network provided an interest-free advance in the amount of RMB15.0 million to Shanghai Jiante Shengming Technology Co., Ltd., or Shanghai Jiante, a company owned and controlled by our chairman and chief executive officer, Yuzhu Shi. This advance was repaid in May 2006. In February and March 2007, Giant Network provided additional interest-free advances to Shanghai Jiante in the amounts of RMB256.0 million and RMB78.0 million, respectively. In February and June 2007, Zhengtu Information also provided interest-free advances to Shanghai Jiante in the amount of RMB166.0 million and RMB 400.0 million, respectively. Shanghai Jiante repaid RMB220.0 million of these advances in July 2007, and the remaining RMB680.0 million in August 2007. No related party advances or loans will be made in the future without the prior approval of our audit committee.

Our chief financial officer, Eric He, has served as a supervisor of Lager Information Ltd., Co., or Lager Information, since its inception. In August 2006, Giant Network provided an interest-free loan to a wholly owned subsidiary of Lager Information in the amount of RMB2.5 million. The loan was repaid by Lager Information on behalf of its subsidiary in June 2007.

Employment Agreements

See Item 6.B, “Directors, Senior Management and Employees—Compensation—Employment Agreements.”

Share Options

See Item 6.B, “Directors, Senior Management and Employees— Compensation—2007 Employee Share Incentive Plan.”

Share Issuance and Splits

In July 2006, we issued 4,000 of our ordinary shares to a total of 20 investors, including 2,040 ordinary shares to Union Sky Holding Group Limited, an entity beneficially owned by Yuzhu Shi, our chairman and chief executive officer, 960 ordinary shares to Vogel Holding Group Limited, an entity owned by Yuzhu Shi’s daughter, 65 ordinary shares to Goodview Profit Holdings Limited, an entity beneficially owned by Wei Liu, our director and president, 65 ordinary shares to Caneira Holdings Limited, an entity beneficially owned by Chen Cheng, our director, and 50 shares to Baros Profit Limited, an entity beneficially owned by Lu Zhang, our director and chief operating officer. The total consideration for these transactions, amounting to US$0.01 per ordinary share, was paid in July 2006.

In July 2007 we effected a 1,000-for-one split of our ordinary shares and in September 2007 we effected a 50-for-one split of our ordinary shares. Immediately following these share splits, Yuzhu Shi’s beneficial holding in our company increased to 102,000,000 ordinary shares, Yuzhu Shi’s daughter’s beneficial holding in our company increased to 38,000,000 ordinary shares (also reflecting the sale of 10,000,000 ordinary shares in August 2007), Wei Liu’s beneficial holding in our company increased to 3,250,000 ordinary shares, and Lu Zhang’s beneficial holding in our company was increased to 2,500,000 ordinary shares.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated statements and other financial information.

We have appended consolidated financial statements filed as part of this annual report. See Item 18, “Financial Statements.”

Legal Proceedings

See Item 4, “Information on the Company—Business Overview—Legal and Administrative Proceedings.”

Dividend Policy

Zhengtu Information, our wholly owned subsidiary in China, has declared cash dividends payable to us in amounts equal to US$25.6 million out of its distributable profits for the year ended December 31, 2006. The dividend relating to Zhengtu Information’s 2006 distributable profits was fully paid to us on August 13, 2007 and was fully distributed to our shareholders as of April 17, 2008. On August 1, 2007, we declared dividends for the first half of 2007 in the amount of US$77.8 million, which was fully distributed to our shareholders on April 18, 2008. In the future, cash dividends, if any, will be at the discretion of our board of directors, subject to the approval of our shareholders, and will depend upon our future operations and earnings, capital requirements and surplus, general financial conditions, shareholders’ interests, contractual restrictions and other factors as our board of directors may deem relevant. We can pay dividends only out of profits or other distributable reserves. Cash dividends on our ordinary shares will be paid in U.S. dollars. Except for the dividend payment described above, we currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. We rely principally on dividends paid to us by Zhengtu Information for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. In China, the payment of dividends is subject to limitations. Chinese regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with Chinese accounting standards and regulations. Under current Chinese laws, regulations and accounting standards, Zhengtu Information is required to allocate at least 10% of its after-tax profit based on Chinese accounting standards to its general reserves each year until the accumulative amount of those reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. As of December 31, 2007, these general reserves amounted to US$2.8 million. Therefore, Zhengtu Information will no longer have to allocate additional profits to its general reserves. In addition, at the discretion of its board of directors, Zhengtu Information may allocate a portion of its after-tax profits to its enterprise development and employee welfare funds. Neither the enterprise development funds nor the employee welfare funds may be distributed to equity owners.

Under China’s new Enterprise Income Tax Law and its implementation rules, both of which became effective on January 1, 2008, dividends from Zhengtu Information to us may be subject to a 10% withholding tax if such dividends are derived from profits generated after January 1, 2008. If we are deemed to be a PRC resident enterprise, the withholding tax may be exempted, but we will be subject to a 25% tax on our worldwide income, and our non-PRC investors may be subject to PRC income tax withholding at a rate of 10%. See “Item 3. Key Information—D. Risk Factors—Under the New EIT Law, we may be classified as a ‘resident enterprise’ of China. Such classification will likely result in unfavorable tax consequences to us and U.S. holders of our ADSs or ordinary shares,” and “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.”

Holders of ADSs will be entitled to receive dividends, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.”

B.	Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING.

A.	Offering and listing details.

Price Range of Our ADSs

Our ADSs are listed for trading on the New York Stock Exchange under the symbol “GA”. The following table sets forth the monthly high and low trading prices of our ADSs on the New York Stock Exchange for the periods indicated:

	High	Low
2007
November	20.46	9.57
December	13.67	9.50
2008
January	13.30	9.68
February	12.12	10.00
March	12.84	9.06
April	16.60	11.31
May	17.20	12.51
June (through June 13, 2008)	14.70	12.30

On June 17, 2008, the closing sale price of our ADSs as reported on the New York Stock Exchange was US$12.88 per ADS.

B.	Plan of Distribution

Not applicable.

C.	Markets

See Item 9.A above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION.

A.	Share capital

Not applicable.

B.	Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum of association contained in our F-1 registration statement (File No. 333-146681) originally filed with the SEC on October 26, 2007, as amended. Our shareholders adopted our amended and restated memorandum and articles of association by a special resolution on October 26, 2007.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4, “Information on the Company” and in Item 7, “Major Shareholders and Related Party Transactions” or elsewhere in this annual report on Form 20-F.

D.	Exchange Controls

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange. Foreign currency exchange regulation in China is primarily governed by the following rules:

•	Foreign Exchange Administration Rules (1996), as amended, or the Exchange Rules; and

•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Pursuant to the Exchange Rules, the Renminbi is freely convertible for foreign exchange transactions such as trade, service-related and unilateral transfers, but is not freely convertible for direct investment, loans, investment in securities or other capital account transactions outside China unless the prior approval of the State Administration of Foreign Exchange, or SAFE, is obtained. Further, enterprises incorporated in China with investments by or in cooperation with foreign enterprises, individuals or entities, or foreign-invested enterprises, may transact in foreign exchange without the approval of SAFE for trade and service-related foreign exchange transactions by providing commercial documents evidencing these transactions. Under the Administration Rules, foreign-invested enterprises that need foreign exchange for the distribution of profits to their shareholders may effect payment from their foreign exchange accounts or purchase and pay foreign exchange rates at the designated foreign exchange banks to their foreign shareholders by producing board resolutions for such profit distribution. Based on their needs, foreign-invested enterprises are permitted to open foreign exchange settlement accounts for current account receipts and payments of foreign exchange along with specialized accounts for capital account receipts and payments of foreign exchange at certain designated foreign exchange banks.

Dividend Distribution. The principal regulations governing distribution of dividends of wholly foreign- owned enterprises include:

•	The Wholly Foreign-owned Enterprise Law (1986), as amended in 2000; and

•	Implementation Rules of the Wholly Foreign-owned Enterprise Law (1990), as amended in 2001.

Under these regulations, wholly foreign-owned enterprises in China may pay dividends only out of their after-tax profits, after deducting losses for prior years and allocation amounts for statutory reserve funds and staff welfare and bonus funds that have been accumulated over the years, or accumulated distributable profits, if any, determined in accordance with Chinese accounting standards and regulations and their articles of association. In addition, wholly foreign-owned enterprises in China are required to allocate at least 10% of their respective after- tax profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends.

Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions

On October 21, 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005.

According to Notice 75:

•

prior to establishing or assuming control of an offshore company for the purpose of financing that offshore company with assets or equity interests in an onshore enterprise in China, each Chinese resident, whether a natural or legal person, must complete the overseas investment foreign exchange registration procedures with the relevant local SAFE branch;

•

an amendment to the registration with the local SAFE branch is required to be filed by any Chinese resident that directly or indirectly holds interests in that offshore company upon either (1) the injection of equity interests or assets of an onshore enterprise to the offshore company, or (2) any overseas fund raising by such offshore company after the injection mentioned in (1) hereabove;

•

an amendment to the registration with the local SAFE branch is also required to be filed by such Chinese resident when there is any material change involving a change in the capital of the offshore company and does not involve reverse investment, such as (1) an increase or decrease in its capital, (2) a transfer or swap of shares, (3) a merger or division, (4) a long term equity or debt investment, or (5) the creation of any security interests over the relevant assets located in China.

Under the relevant rules, failure to comply with the registration procedures set forth in Notice 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant Chinese residents to penalties under Chinese foreign exchange administration regulations.

E.	Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of our ADSs and ordinary shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies, except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

In 2007 China passed a new Enterprise Income Tax Law, or the New EIT Law, and its implementing rules, both of which became effective on January 1, 2008. The New EIT Law created a new “resident enterprise” classification, which, if applied to us, would impose a 10% withholding tax on dividends payable to our non-PRC shareholders and with respect to gains derived by our non-PRC shareholders from disposition of our shares or ADSs, if such dividends or gains are determined to have been derived from sources within China. The New EIT Law and its implementing rules are unclear as to how to determine the sources of such dividends or gains.

If we are not deemed as a resident enterprise, then dividends payable to our non-PRC shareholders and gains from disposition of our shares of ADSs by our non-PRC shareholders will not be subject to PRC income tax withholding.

United States Federal Income Taxation

This discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) of the purchase, ownership and disposition of our ADSs and ordinary shares. This discussion does not address any aspect of U.S. federal gift or estate tax, or the state, local or foreign tax consequences of an investment in our ADSs and ordinary shares. This discussion applies to you only if you beneficially own our ADSs or ordinary shares as capital assets for tax purposes. This discussion does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

•	banks or certain financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	partnerships or other entities treated as partnerships or other pass-through entities for U.S. federal income tax purposes or persons holding ADSs or ordinary shares through any such entities;

•	regulated investments companies or real estate investment trusts;

•	persons that hold ADSs or ordinary shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

•	persons whose functional currency for tax purposes is not the U.S. dollar;

•	persons liable for alternative minimum tax; or

•	persons who own ADSs or ordinary shares and who actually or constructively own 10% or more of the total combined voting power of all classes of our shares entitled to vote.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, which we refer to in this discussion as the Code, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. In addition, this discussion relies on our assumptions regarding the value of our ADSs and ordinary shares and the nature of our business over time.

Prospective purchasers are urged to consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our ADSs and ordinary shares, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

For purposes of the U.S. federal income tax discussion below, you are a “U.S. Holder” if you beneficially own ADSs or ordinary shares and are:

•	a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation, or other entity taxable as a corporation, that was created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if (a) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect to be treated as a U.S. person.

For U.S. federal income tax purposes, income earned through a foreign or domestic partnership or other flow-through entity is attributed to its owners. Accordingly, if a partnership or other flow-through entity holds ADSs or ordinary shares, the tax treatment of the holder will generally depend on the status of the partner or other owner and the activities of the partnership or other flow-through entity.

Dividends on ADSs and ordinary shares

Subject to the “Passive Foreign Investment Company” discussion below, if we make distributions and you are a U.S. Holder, the gross amount of any distributions with respect to your ADSs and ordinary shares (including the amount of any taxes withheld therefrom) will generally be includible in your gross income on the day you actually or constructively receive such income as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. However, if you are a non-corporate U.S. Holder, including an individual, and have held your ADSs and ordinary shares for a sufficient period of time, dividend distributions on our ADSs and ordinary shares will generally constitute qualified dividend income taxed at a preferential rate (generally 15% for dividend distributions before January 1, 2011) as long as our ADSs or ordinary shares continue to be readily tradable on the New York Stock Exchange or another established securities market in the U.S. You should consult your own tax advisor as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.

Subject to the “Passive Foreign Investment Company” discussion below, to the extent, if any, that the amount of any distribution by us on ADSs and ordinary shares exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of the U.S. Holder’s adjusted tax basis in the ADSs and ordinary shares and thereafter as capital gain. However, we do not intend to calculate our earnings and profits according to U.S. federal income tax principles. Accordingly, distributions on our ADSs and ordinary shares, if any, will generally be reported to you as dividend distributions for U.S. tax purposes. Corporations will not be entitled to claim a dividends-received deduction with respect to distributions made by us. Dividends generally will constitute foreign source passive income for purposes of the U.S. foreign tax credit rules.

Sales and other dispositions of ADSs or ordinary shares

Subject to the “Passive Foreign Investment Company” discussion below, when you sell or otherwise dispose of ADSs or ordinary shares, you will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ADSs or ordinary shares. Any such gain or losses that you recognize will be treated as U.S. source income for foreign tax credit limitation purposes. Your adjusted tax basis will generally equal the amount you paid for the ADSs or ordinary shares. Any gain or loss you recognize will be long-term capital gain or loss if your holding period in our ADSs or ordinary shares is more than one year at the time of disposition. If you are a non-corporate U.S. Holder, including an individual, any such long-term capital gain will be taxed at preferential rates (generally 15% for capital gain recognized before January 1, 2011). Your ability to deduct capital losses will be subject to various limitations.

Passive foreign investment company

We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2007, and we do not expect to be a PFIC in any future taxable year. However, PFIC status is tested each year and depends on the composition of our assets and income and the value of our assets from time to time. Since we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets following this offering and, since the value of our assets is to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which is likely to fluctuate over time (and may fluctuate considerably given that market prices of technology companies have been especially volatile), there can be no assurance that we will not be a PFIC for any taxable year. Our special U.S. counsel expresses no opinion with respect to our expectations in this paragraph.

In general, we will be classified as a PFIC in any taxable year if either: (a) the average quarterly value of our gross assets that produce passive income or are held for the production of passive income is at least 50% of the average quarterly value of our total gross assets or (b) 75% or more of our gross income for the taxable year is passive income (such as certain dividends, interest or royalties). For purposes of the first test: (a) any cash and cash invested in short-term, interest bearing, debt instruments, or bank deposits that are readily convertible into cash will generally count as producing passive income or held for the production of passive income, and (b) the total value of our assets is calculated based on our market capitalization.

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

If we were a PFIC for any taxable year during which you held ADSs or ordinary shares, certain adverse U.S. federal income tax rules would apply. You would generally be subject to additional taxes and interest charges on certain “excess distributions” we make and on any gain realized on the disposition or deemed disposition of your ADSs or ordinary shares, regardless of whether we continue to be a PFIC in the year in which you receive an “excess distribution” or dispose of or are deemed to dispose of your ADSs or ordinary shares. Distributions in respect of your ADSs or ordinary shares during a taxable year would generally constitute “excess distributions” if, in the aggregate, they exceed 125% of the average amount of distributions with respect to your ADSs or ordinary shares over the three preceding taxable years or, if shorter, the portion of your holding period before such taxable year.

To compute the tax on “excess distributions” or any gain, (a) the “excess distribution” or the gain would be allocated ratably to each day in your holding period, (b) the amount allocated to the current year and any tax year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income in the current year, (c) the amount allocated to other taxable years would be taxable at the highest applicable marginal rate in effect for that year, and (d) an interest charge at the rate for underpayment of taxes for any period described under (c) above would be imposed with respect to any portion of the “excess distribution” or gain that is allocated to such period. In addition, if we were a PFIC, no distribution that you receive from us would qualify for taxation at the preferential rate discussed in the “—Dividends on ADSs or ordinary shares” section above.

Under certain attribution rules, if we are a PFIC, you will be deemed to own your proportionate share of lower-tier PFICs, and will be subject to U.S. federal income tax on (i) a distribution on the shares of a lower-tier PFIC and (ii) a disposition of shares of a lower-tier PFIC, both as if you directly held the shares of such lower-tier PFIC.

If we were a PFIC in any year, as a U.S. Holder, you would be required to make an annual return on IRS Form 8621 regarding your ADSs and ordinary shares. You should consult with your own tax advisor regarding reporting requirements with regard to your ADSs and ordinary shares.

If we were a PFIC in any year, you would generally be able to avoid the “excess distribution” rules described above by making a timely so-called “mark-to-market” election with respect to your ADSs and ordinary shares provided our ADSs or ordinary shares are “marketable.” Our ADSs or ordinary shares will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the New York Stock Exchange. If you made this election in a timely fashion, you would generally recognize as ordinary income or ordinary loss the difference between the fair market value of your ADSs or ordinary shares on the first day of any taxable year and their value on the last day of that taxable year. Any ordinary income resulting from this election would generally be taxed at ordinary income rates and would not be eligible for the reduced rate of tax applicable to qualified dividend income. Any ordinary losses would be limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ADSs or ordinary shares would be adjusted to reflect any such income or loss. You should consult your own tax advisor regarding potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ADSs or ordinary shares. The mark-to-market election will not be available for any lower tier PFIC that is deemed owned pursuant to the attribution rules discussed above. We do not intend to provide you with the information you would need to make or maintain a “Qualified Electing Fund” election and you will. Therefore, although we do not expect to be a PFIC, therefore, not be able to make or maintain such an election with respect to your ADSs and ordinary shares.

U.S. information reporting and backup withholding rules

In general, dividend payments with respect to the ADSs and ordinary shares and the proceeds received on the sale or other disposition of ADSs and ordinary shares may be subject to information reporting to the IRS and to backup withholding (currently imposed at a rate of 28%). Backup withholding will not apply, however, if you (a) are a corporation or come within certain other exempt categories and, when required, can demonstrate that fact or (b) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with the applicable backup withholding rules. To establish your status as an exempt person, you will generally be required to provide certification on IRS Form W-9. Any amounts withheld from payments to you under the backup withholding rules that exceed your U.S. federal income tax liability will be allowed as a refund or a credit against your U.S. federal income tax liability, provided that you timely furnish the required information to the IRS.

PROSPECTIVE PURCHASERS OF OUR ADSS AND ORDINARY SHARES SHOULD CONSULT THEIR OWN TAX ADVISOR REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF OUR ADSS AND ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR FOREIGN JURISDICTION AND INCLUDING ESTATE, GIFT AND INHERITANCE LAWS.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts.

Not applicable.

H.	Documents on Display

We previously filed with the Securities and Exchange Commission our registration statement on Form F-1.

We have filed this annual report on Form 20-F with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. Statements made in this annual report as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to this annual report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

We are subject to the informational requirements of the Exchange Act and file reports and other information with the Securities and Exchange Commission. Reports and other information which the Company filed with the Securities and Exchange Commission, including this annual report on Form 20-F, may be inspected and copied at the public reference room of the Securities and Exchange Commission at 450 Fifth Street N.W. Washington D.C. 20549.

You can also obtain copies of this annual report on Form 20-F by mail from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the Securities and Exchange Commission’s Internet site at http://www.sec.gov. The Commission’s telephone number is 1-800-SEC-0330.

I.	Subsidiaries Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our exposure to interest rate risk relates to interest rates on our deposits in money market funds. We have not used any derivative financial instruments to manage our interest rate risk exposure. Historically, we have not been exposed to material risks due to changes in interest rates on any deposits in money market funds; however, future interest rates on our deposits in money market funds may decrease due to changes in market interest rates. We are currently not engaged in any interest rate hedging activities.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 3.9%, 1.8%, 1.5% and 4.8% in 2004, 2005, 2006 and 2007, respectively.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not applicable.

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None of these events occurred in any of the years ended December 31, 2005, 2006 and 2007.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

The rights of securities holders and use of proceeds have not been materially modified.

ITEM 15.	CONTROLS AND PROCEDURES.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Disclosure Controls and Procedures

We evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2007. Based on that evaluation, our Chief Executive Officers and our Chief Financial Officer concluded that our disclosure controls and procedures should address the weaknesses and deficiencies as described in “Item 5. Operating and Financial Review and Prospects—Internal Control over Financial Reporting”, in order to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules, regulations and forms. We believe that a system of disclosure controls and procedures, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls and procedures are met.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.

Our audit committee consists of Paul C.Y. Chu, Andrew Y. Yan and Peter Andrew Schloss and is chaired by Paul C.Y. Chu. Paul C.Y. Chu, who has accounting and financial management expertise, will be the audit committee financial expert as defined in Item 401(h) of Regulation S-K under the Securities Act. Each of these directors satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act.

ITEM 16B.	CODE OF ETHICS.

Our board of directors has adopted a code of ethics that is applicable to our senior executive and financial officers. In addition, our board of directors adopted a code of conduct that is applicable to all of our directors, officers and employees. Our code of ethics and our code of conduct are publicly available on our website.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming, our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our independent auditors during the periods indicated below.

	For the Year Ended December 31,
	2005	2006	2007
	(In thousands of RMB)
Audit fees(1)	—	—	12,000
Audit-related fees(2)	—	—	1,203
Tax fees(3)	—	—	630

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent auditors for the audit of our annual financial statements and the review of our comparative interim financial statements, which also included the issuance of the audit and review of financial statements and other assurance services rendered in connection with our initial public offering in 2007.

(2)	“Audit related fees” represents aggregate fees billed for professional services rendered by our independent auditors for the assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”

(3)	“Tax fees” represents the aggregated fees billed for professional services rendered by our auditors for tax compliance, tax advice, and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Ernst & Young Hua Ming, including audit services, audit-related services, tax services and other services as described above, other than those for de minimus services which are approved by the Audit Committee prior to the commencement of services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
Month: December 2007 (Dec.26, 2007 to Dec. 31, 2007)	1,429,100 shares	US$12.0813	17,265 shares	US$182,677,425.02
Month: January 2008 (Jan. 2, 2008 to Jan. 31, 2008)	13,073,600 shares	US$11.57	14,502,700 shares	US$31,376,461.27
Month: February (Feb. 1, 2008 to Feb. 8, 2008)	2,981,400 shares	US$10.52	17,484,100 shares	US$807.89

PART III.

ITEM 17.	FINANCIAL STATEMENTS.

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS.

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS.

Exhibit Number	Description of Document
1.1	Memorandum and Articles of Association of Giant Interactive Group Inc. (incorporated by reference to Exhibit 3.1 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

2.1	Specimen Certificate for Common Shares of Giant Interactive Group Inc. (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

2.2	Form of American Depositary Receipt of Giant Interactive Group Inc. (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

2.3	Form of Deposit Agreement among the Giant Interactive Group Inc., Citibank, N.A., and holders and beneficial owners of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

4.1	Employee Share Option Scheme (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

4.2	Forms of option grant agreements for the Employee Share Option Scheme (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

4.3	2007 Performance Incentive Plan (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

4.4	Forms of option grant agreement and SAR grant agreement under the 2007 Performance Incentive Plan (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

4.5	Form of Indemnification Agreement with the directors of Giant Interactive Group Inc. (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

4.6	Form of Employment Agreement of Giant Interactive Group Inc. and Employment Agreement of Yuzhu Shi (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

4.7	Form of Irrevocable Powers of Attorney of all the recorded shareholders of Shanghai Giant Network Technology Co., Ltd. (a/k/a Shanghai Zhengtu Network Technology Co., Ltd.), namely Yuliang Feng, Haixiao Lin, Wei Liu, Chen Cheng, Lu Zhang, Tao Yue, Fabing Qu, Yonggui Wang, Kai Chen and Shanghai Lanlin Bio-Technology Co., Ltd., dated September 7, 2006 and Irrevocable Powers of Attorney of Lu Zhang (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

Exhibit Number	Description of Document

4.8	Purchase Option and Cooperation Agreement among Shanghai Giant Network Technology Co., Ltd. (a/k/a Shanghai Zhengtu Network Technology Co., Ltd.) recorded shareholders of Shanghai Giant Network Technology Co., Ltd., namely Yuliang Feng, Haixiao Lin, Wei Liu, Chen Cheng, Lu Zhang, Tao Yue, Fabing Qu, Yonggui Wang, Kai Chen and Shanghai Lanlin Bio-Technology Co., Ltd, and Shanghai Zhengtu Information Technology Co., Ltd. dated September 7, 2006 (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

4.9	Share Pledge Agreement among Shanghai Giant Network Technology Co., Ltd. (a/k/a Shanghai Zhengtu Network Technology Co., Ltd.) recorded shareholders of Shanghai Giant Network Technology Co., Ltd., namely Yuliang Feng, Haixiao Lin, Wei Liu, Chen Cheng, Lu Zhang, Tao Yue, Fabing Qu, Yonggui Wang, Kai Chen and Shanghai Lanlin Bio-Technology Co., Ltd, and Shanghai Zhengtu Information Technology Co., Ltd. dated September 7, 2006 (incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

4.10	Online Game Software Sales and Licensing Agreement between Shanghai Giant Network Technology Co., Ltd. (a/k/a Shanghai Zhengtu Network Technology Co., Ltd.) and Shanghai Zhengtu Information Technology Co., Ltd. dated September 6, 2006 (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

4.11	Exclusive Technical Consulting and Service Agreement between Shanghai Giant Network Technology Co., Ltd. (a/k/a Shanghai Zhengtu Network Technology Co., Ltd.) and Shanghai Zhengtu Information Technology Co., Ltd. dated September 7, 2006 (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

4.12	Supplementary Agreement among Shanghai Giant Network Technology Co., Ltd. (a/k/a Shanghai Zhengtu Network Technology Co., Ltd.), recorded shareholders of Shanghai Giant Network Technology Co., Ltd., namely Yuliang Feng, Haixiao Lin, Wei Liu, Chen Cheng, Lu Zhang, Tao Yue, Fabing Qu, Yonggui Wang, Kai Chen and Shanghai Lanlin Bio-Technology Co., Ltd, Shanghai Zhengtu Information Technology Co., Ltd., and Yuzhu Shi (incorporated by reference to Exhibit 10.12 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

4.13	Supplementary Agreement among Shanghai Giant Network Technology Co., Ltd. (a/k/a Shanghai Zhengtu Network Technology Co., Ltd.), recorded shareholders of Shanghai Giant Network Technology Co., Ltd., namely Yuliang Feng, Haixiao Lin, Wei Liu, Chen Cheng, Lu Zhang, Tao Yue, Fabing Qu, Yonggui Wang, Kai Chen and Shanghai Lanlin Bio-Technology Co., Ltd, Shanghai Zhengtu Information Technology Co., Ltd. and Yuzhu Shi dated August 27, 2007 (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

4.14	Subscription Agreement between Giant Interactive Group Inc. and Standard Chartered Private Equity Limited (incorporated by reference to Exhibit 10.14 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

4.15	Registration Rights Agreement between Giant Interactive Group Inc. and Standard Chartered Private Equity Limited (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

Exhibit Number	Description of Document

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1*	Consent of Grandall Legal Group (Shanghai)

23.2*	Consent of Ernst & Young Hua Ming

*	Filed with this annual report

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: June 18, 2008

GIANT INTERACTIVE GROUP INC.

/s/ ERIC HE
Name:	Eric He
Title:	Chief Financial Officer

GIANT INTERACTIVE GROUP INC.

Report of Independent Registered Public Accounting

Firm and Consolidated Financial Statements

GIANT INTERACTIVE GROUP, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Giant Interactive Group, Inc.

We have audited the accompanying consolidated balance sheets of Giant Interactive Group, Inc. (the “Company”) and its subsidiaries (together, the “Group”) as of December 31, 2005, 2006 and 2007, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity and cash flows for the years ended December 31, 2005, 2006 and 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Group’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group at December 31, 2005, 2006 and 2007 and the consolidated results of their operations and their cash flows for the years ended December 31, 2005, 2006 and 2007, in conformity with U.S. generally accepted accounting principles.

Ernst & Young Hua Ming

Shanghai, The People’s Republic of China

June 16, 2008

GIANT INTERACTIVE GROUP, INC.

CONSOLIDATED BALANCE SHEETS

	Note	December 31, 2005	December 31, 2006	December 31, 2007

		(RMB)	(RMB)	(RMB)	(US$)
ASSETS
Current assets:
Cash and cash equivalents		15,148,962	451,371,402	7,295,469,843	1,000,119,245
Prepayment and other current assets	3	823,103	12,558,672	40,721,896	5,582,471
Due from related parties	14	924,000	2,500,000	6,005,661	823,302
Inventories		308,659	228,361	385,876	52,899
Deferred tax assets, net of valuation allowance	9	—	—	30,911,888	4,237,640

Total current assets		17,204,724	466,658,435	7,373,495,164	1,010,815,557

Non-current assets:
Property and equipment, net	4	6,876,006	36,491,280	127,631,269	17,496,678
Intangible assets, net	5	1,815,432	1,643,545	86,589,305	11,870,329
Long-term deposits		138,000	10,600	7,600	1,042

Total non-current assets:		8,829,438	38,145,425	214,228,174	29,368,049

Total assets		26,034,162	504,803,860	7,587,723,338	1,040,183,606

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Payables and accrued expenses	6	3,249,220	47,044,135	191,301,964	26,225,148
Due to related parties	14	—	2,496,391	13,710,697	1,879,568
Advance from distributors		—	52,614,687	127,805,262	17,520,529
Deferred revenue		—	136,712,130	324,970,643	44,549,481
Dividends payable	10	—	—	593,498,287	81,361,320
Unrecognized tax benefits	9	—	—	30,911,888	4,237,640

Total current liabilities		3,249,220	238,867,343	1,282,198,741	175,773,686

Non-current liabilities:
Long-term loans	7	—	16,074,720	—	—

Total liabilities		3,249,220	254,942,063	1,282,198,741	175,773,686

Commitments and contingencies	17
Shareholders’ equity
Ordinary shares (par value US$0.0000002 per share; 500,000,000 shares authorized as at December 31, 2005, 2006 and 2007 respectively; 200,000,000 shares issued and outstanding at December 31, 2005 and 2006, 258,670,626 shares issued and 257,241,526 shares outstanding at December 31, 2007)		318	318	411	56
Additional paid-in capital		64,092,182	46,404,700	5,928,533,055	812,729,013
Statutory reserves		—	43,890,273	43,890,273	6,016,817
Accumulated other comprehensive income (loss)		—	145,906	(51,781,427)	(7,098,597)
(Accumulated losses) retained earnings		(41,307,558)	159,420,600	511,416,766	70,108,953
Treasury stock	16	—	—	(126,534,481)	(17,346,322)

Total shareholders’ equity		22,784,942	249,861,797	6,305,524,597	864,409,920

Total liabilities and shareholders’ equity		26,034,162	504,803,860	7,587,723,338	1,040,183,606

The accompanying notes are an integral part of the consolidated financial statements.

GIANT INTERACTIVE GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME / (LOSS)

	Note	For the year ended December 31, 2005	For the year ended December 31, 2006	For the year ended December 31, 2007
		(RMB)	(RMB)	(RMB)	(US$)
Net revenue:
Online game		—	408,498,898	1,521,395,641	208,564,642
Overseas licensing revenue		—	—	6,140,785	841,826

Total net revenue		—	408,498,898	1,527,536,426	209,406,468
Cost of services		—	(45,195,021)	(174,086,313)	(23,865,094)

Gross profit		—	363,303,877	1,353,450,113	185,541,374

Operating (expenses) income:
Research and product development expenses		(4,829,985)	(14,799,199)	(26,918,177)	(3,690,151)
Sales and marketing expenses		(4,579,309)	(80,460,131)	(189,403,073)	(25,964,833)
General and administrative expenses		(31,298,408)	(26,098,437)	(74,130,222)	(10,162,342)
Government financial incentives	8	—	1,621,411	16,779,300	2,300,236

Total operating expenses		(40,707,702)	(119,736,356)	(273,672,172)	(37,517,090)

(Loss) income from operations		(40,707,702)	243,567,521	1,079,777,941	148,024,284

Interest income		70,122	1,136,660	53,878,324	7,386,056
Other income and expense		108,170	(85,750)	126,018	17,276
Investment income		—	—	2,562,000	351,219

(Loss) income before income tax expenses		(40,529,410)	244,618,431	1,136,344,283	155,778,835
Income tax expenses	9	—	—	—	—

Net (loss) income		(40,529,410)	244,618,431	1,136,344,283	155,778,835

Other comprehensive income
Foreign currency translation		—	145,906	(51,927,333)	(7,118,599)

Comprehensive (loss) income		(40,529,410)	244,764,337	1,084,416,950	148,660,236

Earnings (loss) per share:	11
Basic		(0.25)	1.22	5.40	0.74
Diluted		(0.25)	1.22	5.25	0.72

Weighted average ordinary shares:
Basic		160,621,466	200,000,000	210,574,196	210,574,196
Diluted		160,621,466	200,148,401	216,255,503	216,255,503

The accompanying notes are an integral part of the consolidated financial statements.

GIANT INTERACTIVE GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2005	For the year ended December 31, 2006	For the year ended December 31, 2007
	(RMB)	(RMB)	(RMB)	(US$)
Cash flows from operating activities:
Net (loss) income	(40,529,410)	244,618,431	1,136,344,283	155,778,834
Adjustments for:
Deferred tax benefit	—	—	(30,911,888)	(4,237,640)
Share-based compensation expenses	24,046,500	12,312,200	24,863,615	3,408,496
Compensation expense on interest-free loan to an employee (Note 2k)	—	—	18,874,110	2,587,408
Imputation of interest on long-term loans (Note 2k)	—	—	1,032,612	141,558
Depreciation of property and equipment	685,082	3,220,205	17,460,326	2,393,596
Amortization of intangibles assets	62,969	439,222	1,841,206	252,407
Loss from property and equipment disposal	—	27,903	56,824	7,790

Changes in assets and liabilities:
Increase in prepayments and other current assets	(327,103)	(11,735,569)	(24,849,423)	(3,406,550)
(Increase) decrease in due from related parties	(100,000)	100,000	(6,005,661)	(823,302)
(Increase) decrease in inventories	(301,909)	80,298	(157,515)	(21,593)
(Increase) decrease in long-term deposits	(138,000)	127,400	3,000	411
Increase in payables and accrued expenses	2,008,492	36,336,624	48,878,277	6,700,611
Increase in unrecognized tax benefit	—	—	30,911,888	4,237,640
Increase in advance from distributors	—	52,614,687	75,190,575	10,307,704
Increase in deferred revenue	—	136,712,130	188,258,513	25,807,928

Net cash (used in) provided by operating activities	(14,593,379)	474,853,531	1,481,790,742	203,135,298

Cash flows from investing activities:
Purchase of property and equipment	(5,576,071)	(25,405,091)	(108,594,388)	(14,886,956)
Capitalized product development costs and purchased software	(1,862,534)	(267,335)	(20,486,966)	(2,808,511)
Deposit refunded for a potential investment	3,000,000	—	—	—
Loans granted to related parties	(1,200,000)	(17,500,000)	(900,000,000)	(123,378,938)
Cash receive from property and equipment written-off	—	—	9,200	1,261
Repayment of loans from related parties	376,000	15,824,000	902,500,000	123,721,657

Net cash used in investing activities	(5,262,605)	(27,348,426)	(126,572,154)	(17,351,487)

Cash flows from financing activities:
Proceeds from long-term loans	—	16,074,720	5,023,350	688,640
Capital contributions of a VIE subsidiary	20,000,000	—	—	—
Repayment of long-term loans	—	—	(21,098,070)	(2,892,286)
Proceeds from issuance of common stock upon initial public offering, net of initial public offering issuance costs	—	318	5,782,362,351	792,690,806
Dividends to shareholders	—	—	(190,849,830)	(26,163,166)
Repurchase of shares	—	—	(32,134,224)	(4,405,207)
Capital reduction of a VIE subsidiary	—	(30,000,000)	—	—
Advance from (repayment of advance from) a related party	—	2,496,391	(2,496,391)	(342,225)

Net cash provided by (used in) financing activities	20,000,000	(11,428,571)	5,540,807,186	759,576,562

Effect of exchange rate changes on cash and cash equivalents	—	145,906	(51,927,333)	(7,118,599)
Net increase in cash and cash equivalents	144,016	436,222,440	6,844,098,441	938,241,774
Cash and cash equivalents at the beginning of year	15,004,946	15,148,962	451,371,402	61,877,471

Cash and cash equivalents at the end of year	15,148,962	451,371,402	7,295,469,843	1,000,119,245

Supplemental schedule of non-cash investing activities:
- Acquisition of property and equipment included in payables and accrued expenses	647,068	7,458,291	71,951	9,864
- Acquisition of intellectual property rights of a new game for four million of ordinary shares	—	—	66,300,000	9,088,915

Supplemental schedule of non-cash financing activities:
- Initial public offering costs included in payables and accrued expenses	—	—	907,344	124,386
- Reimbursement of initial public offering costs included in prepayments and other current assets	—	—	(3,302,001)	(452,664)
- Proceeds of initial public offering received on behalf of a related party included in payables and accrued expenses	—	—	13,710,697	1,879,568
- Dividends to shareholders included in dividends payable	—	—	593,498,287	81,361,320
- Proceeds of options exercised included in prepayment and other current assets	—	—	11,800	1,618

The accompanying notes are an integral part of the consolidated financial statements.

GIANT INTERACTIVE GROUP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

		Number of ordinary shares	Ordinary shares	Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income	(Accumulated losses) / retained earnings	Treasury stock	Total shareholders’ equity
			(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Balance as of January 1, 2005		100,000,000	159	20,045,841	—	—	(778,148)	—	19,267,852
Issuance of ordinary shares		100,000,000	159	19,999,841	—	—	—	—	20,000,000
Share compensation		—	—	24,046,500	—	—	—	—	24,046,500
Net loss for the year		—	—	—	—	—	(40,529,410)	—	(40,529,410)

Balance as of December 31, 2005		200,000,000	318	64,092,182	—	—	(41,307,558)	—	22,784,942
Additional paid-in capital upon the Reorganisation		—	—	318	—	—	—	—	318
Share compensation		—	—	5,415,000	—	—	—	—	5,415,000
Comprehensive income: Foreign currency translation		—	—	—	—	145,906	—	—	145,906
Share-based compensation	12	—	—	6,897,200	—	—	—	—	6,897,200
Capital reduction		—	—	(30,000,000)	—	—	—	—	(30,000,000)
Net income for the year		—	—	—	—	—	244,618,431	—	244,618,431
Appropriation to statutory reserves		—	—	—	43,890,273	—	(43,890,273)	—	—

Balance as of December 31, 2006		200,000,000	318	46,404,700	43,890,273	145,906	159,420,600	—	249,861,797
Compensation expense on interest-free loan to an employee	2k	—	—	18,874,110	—	—	—	—	18,874,110
Comprehensive income: Foreign currency translation		—	—	—	—	(51,927,333)	—	—	(51,927,333)
Dividends to shareholders	10	—	—	—	—	—	(784,348,117)	—	(784,348,117)
Exercise of share option	12	590,000	1	11,799	—	—	—	—	11,800
Imputation of interest on long-term loans	2k	—	—	1,032,612	—	—	—	—	1,032,612
Repurchase of shares	16	(1,429,100)	—	—	—	—	—	(126,534,481)	(126,534,481)
Proceeds of issuance of common stock upon initial public offering		54,080,626	86	5,771,046,225	—	—	—	—	5,771,046,311
Share issued for purchase of intellectual property rights of a new game		4,000,000	6	66,299,994	—	—	—	—	66,300,000
Share-based compensation	12	—	—	24,863,615	—	—	—	—	24,863,615
Net income for the year		—	—	—	—	—	1,136,344,283	—	1,136,344,283

Balance as of December 31, 2007		257,241,526	411	5,928,533,055	43,890,273	(51,781,427)	511,416,766	(126,534,481)	6,305,524,597

Balance as of December 31, 2007 (US$)		—	56	812,729,013	6,016,817	(7,098,597)	70,108,953	(17,346,322)	864,409,920

The accompanying notes are an integral part of the consolidated financial statements.

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2005, 2006 and 2007

1.	ORGANIZATION AND NATURE OF OPERATIONS

The accompanying consolidated financial statements include the financial statements of Giant Interactive Group, Inc. (the “Company” or “Giant Interactive”), its subsidiaries, Eddia International Group Limited and Shanghai Zhengtu Information Technology Co., Ltd. and a variable interest entity (“VIE subsidiary”), Shanghai Giant Network Technology Co., Ltd (formerly known as Shanghai Zhengtu Network Technology Co., Ltd). The Company, its subsidiaries and the VIE subsidiary are collectively referred to as the “Group”.

Details of the Company’s subsidiaries are as follows:

Subsidiary	Date of incorporation/ establishment	Place of incorporation/ establishment	Percentage of shareholding/ ownership	Principal activities
Eddia International Group Limited (“Eddia International”)	July 26, 2006	British Virgin Islands (“BVI”)	100%	Investment holding
Shanghai Zhengtu Information Technology Co., Ltd. (“Zhengtu Information”)	September 6, 2006	PRC	100%	Online game development and maintenance
Shanghai Giant Network Technology Co., Ltd. (formerly known as Shanghai Zhengtu Network Technology Co., Ltd.) (“Giant Network”)	November 18, 2004	PRC	—	Internet content provider

Giant Interactive was incorporated in the Cayman Islands on July 26, 2006 and became the holding company of the Group. Pursuant to a Board of Directors’ resolution signed on May 21, 2007, the Company has changed its name from Giant Network Technology Limited.

The Group is engaged in the development and operation of online games in the People’s Republic of China (the “PRC”). The Group develops and operates online games through its subsidiary, Zhengtu Information, and its VIE subsidiary, Giant Network which has its name changed from Shanghai Zhengtu Network Technology Co., Ltd. with effect from October 16, 2007. From January 2006, the Group operates a single online game, ZT Online. Prior to January 2006, the Group has been in the development stage. The Company does not conduct any substantive operations of its own.

Giant Network was the predecessor of the Group and operated all of the businesses of the Group prior to a reorganization in September 2006. Giant Network is 75% owned by Shanghai Lanlin Bio-Technology Co., Ltd, a company incorporated in the PRC on November 18, 2004 (“Lanlin”, which is substantially owned by Mr. Yuzhu Shi, the Company’s chairman and chief executive officer), and 25% owned by eighteen other individual shareholders, who are all PRC citizens. Mr. Yuzhu Shi and his immediate family, as defined under EITF 02-05, “Definition of ‘Common Control’ in Relation to FASB Statement No. 141, Business Combination”, respectively own all of the shares of Union Sky Holding Co., Ltd and Vogel Holding Group Limited (“Vogel”), the Company’s controlling shareholders.

In September 2006, in contemplation of an initial public offering, the Group completed a reorganization (the “Reorganization”) which was necessary to comply with PRC law and regulations that restrict foreign ownership of a company that provides Internet content services, which includes operating online games.

As part of the Reorganization, Mr. Yuzhu Shi, his immediate family and the other eighteen individual shareholders of Giant Network through their respective BVI holding companies, established the Company

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2005, 2006 and 2007

and Eddia International. Mr. Yuzhu Shi and his immediate family, through their BVI holding companies, Union Sky Holding Co., Ltd. and Vogel, are the controlling shareholders of the Company since incorporation. Subsequently, on September 6, 2006, Eddia International established Zhengtu Information, a wholly-owned foreign enterprise, which entered into a series of agreements with Giant Network. Pursuant to these agreements, Giant Network transferred most of its employees and operating assets, including the rights to operate ZT Online, to Zhengtu Information, except for certain assets that an online game operator must own to be an Internet provision license holder. In return, Zhengtu Information exclusively provides certain technical and consulting services and software licenses to Giant Network in exchange for fees, which can be adjusted at the Company’s discretion, through its direct ownership interest in Zhengtu Information as well as provide financial support to Giant Network, as necessary. As a result of these agreements, the Company is considered the primary beneficiary of Giant Network (Note 2b) and accordingly, Giant Network’s results are consolidated in the financial statements of the Group.

The Reorganization is accounted for as a reorganization of entities under common control, in a manner similar to pooling of interest. Accordingly, the accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented.

Pursuant to a sale and purchase agreement dated August 2, 2007, Vogel agreed to sell 3,000,000 shares of the Group to Well Beauty International Limited at US$10 per share with an aggregate purchase price of US$30,000,000.

Pursuant to a sale and purchase agreement dated August 6, 2007, Vogel agreed to sell 2,000,000 shares of the Group to Fosun Industrial Holdings Limited at US$10 per share with an aggregate purchase price of US$20,000,000.

Pursuant to a sale and purchase of shares agreement dated August 13, 2007, Vogel agreed to sell 5,000,000 shares to SIG China Investment One, Limited and its designated affiliates and nominees (4,432,500 shares), Guang Ming Capital and its designated affiliates and nominees (295,500 shares), FBH Partners Limited and its designated affiliates and nominees (200,000 shares) and CRP Holdings Limited (72,000 shares) at US$10 per share with an aggregate purchase price of US$50,000,000. The sale is conditional upon certain terms and conditions as specified in the agreement.

On November 6, 2007, the Company completed its initial public offering of 65,777,036 American Depositary Shares (“ADS”) at US$15.50 per ADS. Each ADS comprises one ordinary share of the Company. The net proceeds to the Company from the offering amounted to RMB5,771,046,311 (US$791,139,516), net of issuance costs paid and payable.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2005, 2006 and 2007

expenses during the reporting periods. Significant estimates and assumptions reflected in the Company’s financial statements include, but are not limited to, revenue recognition, useful lives of property and equipment and intangible assets, share-based compensation expenses and valuation allowance. Actual results could materially differ from those estimates.

b. Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and the VIE subsidiary for which the Company is the primary beneficiary. All transactions and balances between the Company, its subsidiaries and the VIE subsidiary have been eliminated upon consolidation.

The Group has adopted FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46R”). FIN 46R requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

PRC laws and regulations restrict foreign ownership of companies that operate online games. To comply with these foreign ownership restrictions, the Company operates its online games in the PRC through Giant Network, a variable interest entity which is majority owned by Mr. Yuzhu Shi and holds the license and approvals to operate online games in the PRC. Upon the Reorganization, a series of agreements was entered into amongst Zhengtu Information, Giant Network and Giant Network’s direct equity holders, which provides Zhengtu Information the ability to control Giant Network, including its financial interest, as described below.

Pursuant to the contractual arrangements with Giant Network, Zhengtu Information provides certain technical and consulting services and software licenses to Giant Network in exchange for fees. As Zhengtu Information contractually controls the management of Giant Network and Giant Network has granted an irrevocable proxy to Zhengtu Information or its designee, the Company through its wholly-owned equity interest in Zhengtu Information, in substance, has unilateral discretion in setting the fees charged to Giant Network. During the year ended December 31, 2006 and 2007, the total amount of such fees was approximately RMB279,340,000 and RMB1,532,386,000 (US$210,071,286), respectively, which represented substantially all of Giant Network’s operating profits since the date the series of contractual agreements were signed. As of December 31, 2007, the share capital and accumulated losses of Giant Network was approximately RMB10,000,000 and RMB231,743,635, respectively (2006: RMB10,000,000 and RMB642,000, respectively). Zhengtu Information has also undertaken to provide financial support to Giant Network to the extent necessary for its operations.

The principal services and software license agreements that Zhengtu Information has entered into with Giant Network are:

•	Online games software sales and licensing agreement, pursuant to which Zhengtu Information licenses online game software to Giant Network; and

•	Exclusive technical consulting and service agreement, pursuant to which Zhengtu Information provides exclusive technical and consulting services to Giant Network.

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2005, 2006 and 2007

In addition, Zhengtu Information has entered into agreements with Giant Network and its equity holders with respect to certain shareholder rights and corporate governance matters that provide Zhengtu Information with the ability to control Giant Network. Pursuant to these contractual arrangements:

•

The equity holders of Giant Network have granted an irrevocable proxy of their voting rights underlying their equity interest in Giant Network to Zhengtu Information or its designee, which includes, but are not limited to, the sale or transfer of part or all of the equity interest in Giant Network and to exercise the right to appoint directors, general manager and other senior management of Giant Network;

•	Giant Network will not enter into any transaction that may materially affect its assets, liabilities, equity or operations without the prior written consent of Zhengtu Information;

•

Zhengtu Information may purchase the entire equity interest in, or all the assets of Giant Network, for a purchase price equal to the net assets of Giant Network or the minimum price permitted by PRC laws, if and when PRC laws are revised to permit such a transaction;

•

The equity holders of Giant Network have pledged their equity interest in Giant Network to Zhengtu Information to secure the payment obligations of Giant Network under all of the agreements between Giant Network and Zhengtu Information;

•	The equity holders of Giant Network will not transfer, sell, pledge or dispose of their equity interest in Giant Network without the prior written consent of Zhengtu Information; and

•	Giant Network will not distribute any dividend without the prior consent of Zhengtu Information.

In June 2007, Zhengtu Information and Giant Network entered into a supplementary agreement, whereby Zhengtu Information clarified the extent of financial support for the operations of Giant Network including, but not limited to, any losses incurred by Giant Network. Zhengtu Information also agrees not to demand any repayment of loans from Giant Network. While this supplementary agreement was signed in 2007, the intent and substance of all agreements signed in 2006 remained unchanged.

On July 22, 2007, Zhengtu Information entered into a supplementary agreement with Giant Network and its equity holders. While this supplementary agreement was signed in 2007, the intent and substance of all agreements signed in 2006 remained unchanged. Pursuant to the supplementary agreement:

•	All funds received by the equity holders of Giant Network or their designees (including but not limited to dividends and loans) will be remitted to Zhengtu Information and Giant Network respectively;

•

The exercise price of the option to purchase equity interest of Giant Network is revised to RMB10,000,000 or the lowest price permitted by PRC laws. Any consideration received by the equity holders of Giant Network or their designees from the sale will be remitted to Giant Network; and

•

All future amendments to the agreements, including, but not limited to, any adjustment of service and consulting fees, payment of dividends, and approval for extensions of loans, are required to be approved by the Board of Directors of the Company.

On August 27, 2007, Zhengtu Information entered into a supplementary agreement with Giant Network and its equity holders to clarify certain terms of certain Reorganization agreements. Pursuant to the supplemental agreement, the irrevocable proxy granted by Giant Network to Zhengtu Information or its designee, which had an original term of ten years, will be automatically renewed for another ten years unless

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2005, 2006 and 2007

objected to by Zhengtu Information. The exercise price of the option to purchase equity interest of Giant Network is revised to the higher of RMB10,000,000 or the lowest price permitted by PRC laws. The intent and substance of the Reorganization agreements revised by this supplemental agreement remain unchanged.

Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between the Company and Zhengtu Network through the irrevocable proxy agreement, whereby the equity holders of Zhengtu Network effectively assigned all of their voting rights underlying their equity interest in Zhengtu Network to the Company. In addition, through the other aforementioned agreements, the Company demonstrates its ability and intention to continue to exercise the ability to absorb substantially all of the profits and all of the expected losses of Zhengtu Network. Thus, the Company is also considered the primary beneficiary of Zhengtu Network. Accordingly, Zhengtu Network’s results are consolidated in the Company’s financial statements.

c. Foreign currency translation and transactions

The Company’s and its BVI subsidiary’s functional currency is the United States dollars (“US$”). The Company’s PRC subsidiary and VIE subsidiary determine their functional currencies to be the Chinese Renminbi (“RMB”), based on the criteria of Statement of Financial Accounting Standard No. 52 “Foreign Currency Translation”. The Company uses the RMB as its reporting currency. The Company uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate its operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive income, a component of shareholders’ equity.

Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing at the balance sheet date. The resulting realized and unrealized exchange gains and losses are included in the Consolidated Statements of Operations and Comprehensive Income (Loss).

d. Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB7.2946 on December 31, 2007 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

e. Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits and money market fund placed with banks or other financial institutions.

f. Inventories

Inventories, consisting of plastic prepaid game cards and computer equipment spare parts, are valued at the lower of cost or market value. The value of inventories is determined using the weighted average method.

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2005, 2006 and 2007

g. Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the following estimated useful lives:

Computer equipment	5 years
Leasehold improvements	Over the shorter of lease term or the estimated useful lives of the assets
Furniture and fixtures	5 years
Motor vehicles	5 years

The Group recognizes website and internally used software development costs in accordance with Statement of Position (“SOP”) No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”. As such, the Group expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites and software. Costs incurred in the development phase are capitalized and amortized over the estimated product life. Since the inception of the Group, the amount of costs qualifying for capitalization has been insignificant and as a result all website and internally used software development costs have been expensed as incurred.

h. Intangible assets

The Group recognizes costs to develop its online game products in accordance with SFAS No. 86, “Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed” (“SFAS No. 86”). Online game product development costs consist primarily of payroll, depreciation and other overhead expenses incurred by the Group to develop, maintain, monitor and manage the Group’s online gaming products. Costs incurred for the development of online game products prior to the establishment of technological feasibility are expensed when incurred and are included in product development expenses. Once an online game product has reached technological feasibility, all subsequent online game product development costs are capitalized until the product is available for marketing. Technological feasibility is evaluated on a product-by-product basis, but typically encompasses both technical design and game design documentation and only occurs when the online games have a proven ability to operate in an online game environment. Since the inception of the Group, the amount of online game development costs qualifying for capitalization as intangible assets was approximately RMB10,099,281 and is being amortized over the estimated life of the corresponding online game of four years.

Purchased software is stated at cost less accumulated amortization. Amortization is computed using the straight-line method over three years.

The intellectual property rights purchased are capitalized and amortized on a straight-line basis over the useful economic life of the relevant online game.

i. Impairment of long-lived assets and intangible assets

Long-lived assets, including intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company assesses the recoverability of the long lived assets by comparing the carrying amount to the estimated future

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2005, 2006 and 2007

undiscounted cash flow associated with the related assets. If the future net undiscounted cash flows are less than the carrying amount of the assets, the assets are considered impaired and an expense is recognized equal to the amount required to reduce the carrying amount of the assets to their then fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available for the long-lived assets. No impairment of long-lived assets and intangible assets was recognized for any of the periods presented.

j. Fair value of financial instruments

Financial instruments of the Group primarily comprise of cash and cash equivalents, other current assets, amounts due to/from related parties, and payables and accrued expenses. As of December 31, 2005, 2006 and 2007, their carrying values approximated their fair values due to the short-term maturity of these instruments.

The fair value of long-term loans has been calculated by discounting the expected future cash flows at prevailing interest rates. The carrying amount and fair value of long term loan as of December 31, 2006 are approximately RMB16,075,000 and RMB14,310,000, respectively. The amount has been repaid in August 2007.

k. Imputation of interest on long-term loans

The Group received long-term loans at a nominal interest rate from a business associate of

Mr. Yuzhu Shi for HKD12,000,000, HKD2,000,000, HKD2,000,000 and HKD5,000,000,

respectively (Note 7). For the year ended December 31, 2007, interest expense was imputed on the outstanding long-term loans at the prevailing market interest rate of 7.75% per annum, with an offset to additional paid-in capital. Interest expense imputed for the year ended December 31, 2007 was RMB1,032,612 (US$141,558) (2006: Nil).

The Group granted short-term loans of RMB900,000,000 at a nominal interest rate to a related company controlled by Mr. Yuzhu Shi (Note 14). For the year ended December 31, 2007, interest expense was imputed on the outstanding short-term loans at the prevailing market interest rate of 5.58 – 5.85% per annum, with an offset to additional paid-in capital. Compensation expense, recorded as a result of foregone interest, imputed for the year ended December 31, 2007 was RMB18,874,110 (US$2,587,408) (2006: Nil).

l. Revenue recognition

The Group currently provides online game services in the PRC and recognizes revenue when persuasive evidence of an arrangement exists, the service has been rendered, the sales price is fixed or determinable, and collectibility is reasonably assured.

The Group operates Massively Multiplayer Online Role-Playing Games (“MMORPG”) under a free-to-play model. Under this model, players can access the games free of charge but may purchase game points for in-game premium features.

The Group sells prepaid cards, in physical or virtual forms, for its in-game premium features to distributors who in turn sell the prepaid cards to end customers. The prepaid game cards provide customers with a pre-specified number of game points for consumption. All prepaid cards sold to distributors require upfront advance cash payments. The Group also sells game points through online sales directly to end customers

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2005, 2006 and 2007

using their credit or debit cards, which is generally settled by the banking immediately within one to two days. Proceeds from the sale of prepaid game cards from distributors and online sale of game points are initially recognized as an advance from distributors. These prepaid fees are reclassified to deferred revenue upon the end users’ online registration and conversion of the game points into the respective user accounts. The Group’s end users are required to “activate” the prepaid game cards by using access codes and passwords to transfer the value of those cards to game points in their personal user accounts. The Group does not recognize revenue for game cards which are sold but not yet converted into game points and used by customers to purchase premium features as the Group is required to provide future services, in the form of in-game premium features, related to those cards or points. Deferred revenue is recognized as revenue over the estimated life span of the premium features purchased or as the premium features purchased with the game points are consumed. The estimated life span of premium features is determined based on historical player usage patterns and playing behavior. When the life span of certain premium features cannot be reliably determined based on historical paying player patterns and behavior, the related revenues are recognized over the game life of four years. Future usage patterns may differ from the historical usage patterns on which the Group’s revenue recognition policy is based. The Group monitors the operational statistics and usage patterns of its online games and modifies the expected life span when materially different.

Prepaid cards sold by the Group have an expiration period of two years, if not returned or activated, after which the Group will recognize the related revenue deferred. The Group has implemented a return policy for distributors to allow returns of unsold prepaid cards that have not expired up to a certain limit after six months. As of December 31, 2007, the Group has not received any returns. In addition, once game points have been transferred to the end users’ personal user accounts, no refunds are allowed.

The Group sells prepaid game cards at a discount to its distributors. The Group accounts for such discounts in accordance with EITF 01-9 “Accounting for Consideration Given by a Vendor to a Customer (Including a ‘Reseller of the Vendor’s Products’)”. Such discounts are initially accounted for as a reduction of deferred revenue. As a result, deferred revenue includes the value of activated discounted and undiscounted prepaid cards and game points, which are subsequently recognized as revenue on a weighted average basis when the Group provides future services in the form of premium features.

The Group also receives royalty income from a related party incorporated in Taiwan in exchange for licensing ZT Online and providing related technical support and upgrades when available. The license allows the operation of the games in Hong Kong, Taiwan and Macau. The royalty fees are determined based on an agreed percentage of game points consumed by the players with accounts registered with the related party, net of applicable withholding tax, which becomes fixed or determinable at the time actual usage occurs. Therefore, pursuant to the AICPA Technical Practice Aid 5100.76 “Fair Value in Multiple-Element Arrangements That Include Contingent Usage-Based Fees and Software Revenue Recognition”, the related royalty income is recognized on a monthly basis, as the related party confirms its sales activity for the period.

In 2007, the Group started to operate MMORPG under a pay-to-play model. Under this model, the Group receives subscription fees from distributors for the sale of time units, which allow end users to access its online game products. The distribution of time units to the end users typically is made by sales of prepaid game cards, in physical or virtual form. The prepaid game cards entitle the end users to access the Group’s online game products for a specified period of time in accordance with the Group’s published expiration policy. All subscription fees are deferred when received and revenue is recognized based upon the actual

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2005, 2006 and 2007

usage of time units by the end users, or when the end users are no longer entitled to access the online game products in accordance with the Group’s published expiration policy.

The Group’s VIE subsidiary is subject to a 5% business tax and related surcharges on the revenues earned from the sale of game points by Giant Network and are deducted from online game revenues. The Group’s PRC subsidiary, Zhengtu Information, is also subject to a 5% business tax and related surcharges on royalty income earned, which are recorded as a reduction of overseas licensing revenue. Such business tax and related surcharges for the years ended 2006 and 2007 are RMB35,128,883 and RMB104,850,356 (US$14,373,695), respectively. There were no business tax and related surcharges incurred for the year ended December 31, 2005, as the Group had not generated any revenues.

The Group does not defer any costs associated with the sale of its prepaid cards or game points.

m. Cost of services

Cost of services consists primarily of payroll, depreciation and amortization, maintenance and rental of computer equipment, production costs for prepaid game cards, and other overhead expenses directly attributable to the provision of online game services.

Cost of services also include a 5% business tax and related surcharges on technical and consulting fees charged by the Group’s PRC subsidiary, Zhengtu Information, to the Group’s VIE subsidiary, Giant Network. Such business tax and related surcharges for the year ended December 31, 2006 and 2007 are RMB13,966,985 and RMB76,619,311 (US$10,503,566), respectively. There were no business tax and related surcharges for the year ended December 31, 2005.

n. Advertising expenses

Advertising costs are expensed when incurred as sales and marketing expenses and amounted to approximately RMB3,414,000, RMB45,384,000 and RMB88,637,850 (US$12,151,160) for the years ended December 31, 2005, 2006 and 2007, respectively.

o. Research and product development expenses

Costs incurred for the development of online game products prior to the establishment of technological feasibility and costs incurred for maintenance after the online game products are available for marketing are expensed when incurred and are included in research and product development expenses.

p. Share-based compensation

The Group’s employees participate in the Company’s share options scheme, which is more fully described in Note 12. The Group also grants share options to non-employees in exchange for services. The Company did not issue any share options prior to January 1, 2006. Effective January 1, 2006, the Group adopted SFAS No. 123 (Revised 2004), “Share-Based Payment” (“SFAS 123R”). According to SFAS 123R, all grants of share options to employees are recognized in the consolidated financial statements based on their grant date fair values. The Company’s share options are subject to graded vesting provisions. The Group recognizes share-based compensation expense using the accelerated recognition method specified in FASB Interpretation No. 28 “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2005, 2006 and 2007

Plan” (“FIN 28”) over the requisite service period of the award. Fair value is determined by management with the assistance of an independent third party valuation firm.

SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in the subsequent year if actual forfeitures differ from initial estimates. Share-based compensation expense is recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest. Forfeiture rate is estimated based on historical and future expectation of employee turnover rate and are adjusted to reflect future change in circumstances and facts, if any.

The Group used a binomial option pricing valuation model in determining the fair value of the options granted.

The Group records share-based compensation expense for awards granted to non-employees in exchange for services at fair value in accordance with the provisions of EITF 96-18 “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”. For the awards granted to non-employees, the Group records compensation expenses equal to the fair value of the share options at the service performance date. The fair value of the unvested share options is recalculated at each reporting date as the service agreements signed with the non-employees do not include significant disincentive for non-performance.

An adjustment is recorded to the current year expense in order to properly reflect the cumulative expense based on the current fair value of the vested options over the vesting period. Final adjustments to fair value will be made at each service performance date.

q. Leases

Leases are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred. The Group has no capital lease for any of the periods stated herein.

r. Income taxes

The Group follows the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the year in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the year that includes the enactment date.

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2005, 2006 and 2007

s. Accounting for uncertain income tax positions

Effective January 1, 2007, the Group adopted FIN 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The cumulative effects of applying FIN 48 is recorded as an adjustment to retained earnings as of the beginning of the period of adoption. The Group did not incur a cumulative effect upon adoption. The Group has elected to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of operations and comprehensive income. Additionally, in May 2007, the FASB published FASB Staff Position No. FIN 48-1, “Definition of Settlement in FASB Interpretation No. 48” (“FSP FIN 48-1”). FSP FIN 48-1 is an amendment to FIN 48. It clarifies how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits.

t. Earnings (loss) per share

Earnings (loss) per share is calculated in accordance with SFAS No. 128, “Earnings Per Share.” Basic earnings (loss) per share is computed by dividing net income (loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. Diluted earnings (loss) per share is computed using the weighted average number of shares and dilutive equivalent shares outstanding during the period. Dilutive equivalent shares consist of stock options granted and not yet exercised with an exercise price less than the average fair market value for such period. Dilutive equivalent shares are excluded from the computation of diluted earnings (loss) per share if their effects would be anti-dilutive. For rights offerings made to all shareholders, a bonus element exists when the subscription price is less than the fair value of the shares. These bonus shares are accounted for similar to a stock dividend in the calculation of earnings (loss) per share for all periods presented, using a method that would adjust for the fair value of the theoretical ex-rights in accordance with SFAS No. 128.

u. Financial incentives

Government financial incentives are recognized as income upon receipt (Note 8). There are no conditions or performance obligations attached to any of the governmental incentives received.

v. Segment reporting

The Group operates and manages its business as a single segment. As the Group generates its revenue from the provision of online gaming services in the PRC, no geographical segments are presented.

w. Concentration of risk

Credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents and amounts due from related parties. As of December 31, 2005, 2006 and 2007, substantially all of the Group’s cash and cash equivalents, were held by major financial institutions located in the PRC, Hong Kong, United Kingdom and United States of America, which management believes are of high credit quality. Historically, deposits in Chinese banks are secured due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2005, 2006 and 2007

August 2006 that will come into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the new Bankruptcy Law, a Chinese bank may go into bankruptcy. In addition, since China’s concession to the WTO, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those Chinese banks in which the Group has deposits has increased. In the event of bankruptcy of one of the banks which holds the Group’s deposits, it is unlikely to claim its deposits back in full since it is unlikely to be classified as a secured creditor based on PRC laws.

Amounts due from related parties are typically unsecured, interest free and without any fixed term of repayment. Any negative events or deterioration in financial well-being with respect to Group’s related parties may cause material loss to the Group and have a material effect on the Group’s financial condition and results of operations.

Business and economic risk

The Company participates in a highly technical industry and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations or cash flows: changes in the overall demand for services; competitive pressures from other online gaming companies; advances and new trends in new technologies and industry standards; changes in bandwidth suppliers; changes in certain strategic relationships or distributor relationships; regulatory considerations; and risks associated with the Company’s ability to attract and retain employees necessary to support its growth.

All of the Group’s revenues for the year ended December 31, 2007 were primarily derived from a single online game. No individual customer (both distributor and end user) accounted for more than 10% of net revenues for the year ended December 31, 2007.

The Company’s operations could be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 20 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

Currency convertibility risk

Substantially all of the Company’s businesses are transacted in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China. However, the unification of the exchange rates does not imply the convertibility of RMB into US$ or other foreign currencies. All foreign exchange transactions continue to take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other institutions requires

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2005, 2006 and 2007

submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The depreciation of the U.S. dollar against RMB was approximately 3% and 7% in 2006 and 2007, respectively. While the international reaction to the RMB appreciation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

x. Recent accounting pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 157 “Fair Value Measurements, (“SFAS 157”).” SFAS 157 establishes a framework for measuring fair value in generally accepted accounting principles, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The provisions are to be applied prospectively as of the beginning of the fiscal year in which SFAS 157 is initially applied. The adoption of the statement will have no material impact on the Group’s financial statements.

In February 2007, the FASB issued FASB Statement No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115”, (“SFAS 159”). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of the statement will have no material impact on the Group’s financial statements.

In December 2007, the FASB issued FASB Statement No. 141 (Revised 2007) “Business Combinations” (“SFAS 141(R)”), which requires the Group to record fair value estimates of contingent consideration and certain other potential liabilities during the original purchase price allocation, expense acquisition costs as incurred and does not permit certain restructuring activities previously allowed under Emerging Issues Task Force Issue No. 95-3 to be recorded as a component of purchase accounting. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, except for the presentation and disclosure requirements, which shall be applied retrospectively for all periods presented. The Group will adopt this standard at the beginning of the Group’s fiscal year ending December 31, 2009 for all prospective business acquisitions. The Group has not determined the effect that the adoption of SFAS 141(R) will have on the financial results of the Group.

In December 2007, the FASB issued FASB Statement No. 160 “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51” (“SFAS 160”), which causes noncontrolling interests in subsidiaries to be included in the equity section of the balance sheet. SFAS 160 applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, except for the presentation and disclosure requirements, which shall be applied retrospectively for all periods presented. The Group will adopt this standard at the

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2005, 2006 and 2007

beginning of the Group’s fiscal year ending December 31, 2009 for all prospective business acquisitions. The Group has not determined the effect that the adoption of SFAS 160 will have on the financial results of the Group.

3.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	December 31, 2005	December 31, 2006	December 31,
			2007	2007
	(RMB)	(RMB)	(RMB)	(US$)
Prepaid expenses	675,647	8,698,916	23,378,837	3,204,951
Staff advances	138,356	2,715,699	9,231,120	1,265,473
Reimbursement of initial public offering costs	—	—	3,302,001	452,664
Advances to suppliers	—	835,701	2,946,000	403,860
Rental deposits	9,100	301,500	1,676,828	229,873
Others	—	6,856	187,110	25,650

Total	823,103	12,558,672	40,721,896	5,582,471

Prepaid expenses mainly relate to prepayments for Internet Data Center (“IDC”) services or space rental and facilities. The significant increase is due to the increase in spaces and number of IDC rented throughout China in 2007.

Staff advances relates to cash advances given to certain employees for use during business operations and are recognized as sales and marketing expenses when expended.

4.	PROPERTY AND EQUIPMENT

Property and equipment and their related accumulated depreciation as of December 31, 2005, 2006 and 2007 are as follows:

	December 31, 2005	December 31, 2006	December 31,
			2007	2007
	(RMB)	(RMB)	(RMB)	(US$)
Computer equipment	6,295,903	35,712,629	137,769,763	18,886,541
Leasehold improvements	577,590	3,316,989	6,766,508	927,605
Furniture and fixtures	391,237	902,875	3,158,188	432,949
Motor vehicles	296,705	459,205	1,239,823	169,964

	7,561,435	40,391,698	148,934,282	20,417,059
Less: Accumulated depreciation	(685,429)	(3,900,418)	(21,303,013)	(2,920,381)

Property and equipment, net	6,876,006	36,491,280	127,631,269	17,496,678

Depreciation expenses for the years ended December 31, 2005, 2006 and 2007 were RMB685,082, RMB3,220,205, and RMB17,460,326 (US$2,393,596) respectively.

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2005, 2006 and 2007

5.	INTANGIBLE ASSETS

Intangible assets and their related accumulated amortization as of December 31, 2005, 2006 and 2007 are as follows:

	December 31, 2005	December 31, 2006	December 31,
			2007	2007
	(RMB)	(RMB)	(RMB)	(US$)
Online game product development costs	1,573,764	1,573,764	10,099,281	1,384,487
Purchased software	304,770	572,105	12,533,554	1,718,196
Intellectual property rights	—	—	66,300,000	9,088,915

	1,878,534	2,145,869	88,932,835	12,191,598
Less: Accumulated amortization	(63,102)	(502,324)	(2,343,530)	(321,269)

Intangible assets, net	1,815,432	1,643,545	86,589,305	11,870,329

Amortization expenses for the years ended December 31, 2005, 2006 and 2007 were RMB62,969, RMB439,222, and RMB1,841,206 (US$252,407) respectively.

On May 3, 2007, the Company agreed to acquire the intellectual property rights of King of King III, a 3D MMORPG developed by a related party. The intellectual property rights provide the Group with the right to operate the online game in the PRC. A purchase consideration for the transfer of the intellectual property right of 4,000,000 shares of the Company, which were valued as RMB66.3 million (US$9.09 million), was agreed. A performance commitment was also agreed whereby if either party does not fulfill the terms of the agreement by September 3, 2007, the defaulting party will be liable for a penalty of US$1,000,000. On July 22, 2007, a supplementary agreement was signed among the parties to further specify the detailed terms of the arrangement. On August 31, 2007, a purchase consideration for the transfer of the intellectual property rights of 4,000,000 ordinary shares of the Company was issued.

The estimated annual amortization expense for each of the five succeeding fiscal years is as follows:

	Amortization
	(RMB)	(US$)
2008	6,776,241	928,939
2009	17,822,546	2,443,252
2010	16,547,214	2,268,420
2011	12,293,304	1,685,261
2012	11,050,000	1,514,819

	64,489,305	8,840,691

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2005, 2006 and 2007

6.	PAYABLES AND ACCRUED EXPENSES

Payables and accrued expenses consist of the following:

	December 31, 2005	December 31, 2006	December 31,
			2007	2007
	(RMB)	(RMB)	(RMB)	(US$)
Payroll and welfare payables	1,747,745	14,009,871	35,902,279	4,921,761
Business tax and related surcharges	14,952	18,351,342	33,490,095	4,591,080
Other payables—computer equipment	842,788	8,301,079	8,373,030	1,147,839
Other payables—stock repurchase	—	—	94,400,257	12,941,115
Accrued expenses	569,816	4,165,183	17,781,470	2,437,621
Professional fee accruals	—	1,176,683	907,344	124,386
Others	73,919	1,039,977	447,489	61,346

Total	3,249,220	47,044,135	191,301,964	26,225,148

Other payables – stock repurchase relates to the amount payable for shares repurchased (Note 16) towards the end of 2007 due to “T+3” settlement term.

7.	LONG-TERM LOANS

On September 5, October 13, December 31, 2006 and April 4, 2007, the Company received unsecured loans from a third party who is a business associate of Mr. Yuzhu Shi, for HKD12,000,000 (RMB12,056,040), HKD2,000,000 (RMB2,009,340), HKD2,000,000 (RMB2,009,340) and HKD5,000,000 (RMB 5,023,350), respectively, with annual interest rate of 0.1% (Note 2k). The loans have already been fully settled in August 2007.

8.	GOVERNMENT FINANCIAL INCENTIVES

The financial incentives are granted by the municipal government to reward the Group for prompt tax payments. Such financial incentives are calculated with reference to business tax, individual income tax, and enterprise income tax, if any, paid or withheld by the Group companies at a predetermined percentage. The central government or municipal government could decide at any time to immediately eliminate or reduce these financial incentives. There is no guarantee that the Group will continue to receive these government financial incentives in the future. There are no conditions or performance obligations attached to these government financial incentives and once received, are not refundable. As a result, government financial incentives are recognized as income when received.

No such government financial incentives were received in 2005.

9.	INCOME TAX EXPENSES

Cayman Islands

Under the current laws of Cayman Islands, the Group is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Group to its shareholders, no Cayman Islands withholding tax will be imposed.

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2005, 2006 and 2007

British Virgin Islands

Under the current laws of British Virgin Islands, the Group is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Group to its shareholders, no British Virgin Islands withholding tax will be imposed.

China

The Group’s subsidiary and VIE subsidiary that are each incorporated in the PRC are subject to Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the Enterprise Income Tax Law and the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprise and Foreign Enterprises (collectively the “PRC Income Tax Laws”), respectively. Pursuant to the PRC Income Tax Laws, the Group’s PRC subsidiary and VIE subsidiary are subject to EIT at a statutory rate of 33%.

Prior to January 1, 2008, Zhengtu Information, being a foreign invested enterprise and located in the Caohejing Economic Development Zone of the Xuhui District of Shanghai, has been recognized as a “High and New Technology Enterprise” and granted “Software Enterprise” status by Shanghai Municipal Informationization Committee and thus entitled to a reduced EIT rate of 15% upon expiry of the current tax holiday. In addition, Zhengtu Information was granted a “tax holiday” for a full exemption from EIT from 2006 to 2007, and a 50% tax reduction (at 7.5%) from 2008 to 2010. Continued qualification for these tax benefits requires Zhengtu Information to continue to be located in the Caohejing Economic Development Zone and to receive renewal of its “Software Enterprise” status, which is subject to assessment by government bureaus on an annual basis.

Giant Network, being a PRC domestic company and a VIE to which the Company is deemed the primary beneficiary, is located in the Caohejing Economic Development Zone of the Xuhui District of Shanghai and has been recognized as a “High and New Technology Enterprise” in 2006. Giant Network was entitled to a preferential income tax rate of 15%. As a result of its “Software Enterprise” status in 2006, Giant Network was entitled to 100% income tax exemption from Enterprise Income Tax (“EIT”) from 2006 through 2007 and a 50% income tax exemption (at 7.5%) from 2008 to 2010. Continued qualification for these tax benefits requires Giant Network to continue to be located in the Caohejing Economic Development Zone and to receive renewal of its “Software Enterprise” status, which is subject to assessment by government bureaus on an annual basis. The Group believes that Giant Network may not sustain its “Software Enterprise” status in 2007 because Giant Network no longer engages in software research and development activities, which are now provided by Zhengtu Information pursuant to the Group Reorganization. Giant Network intends to apply for the “Software Enterprise” status for fiscal year 2007, however, the Group has recorded a liability for unrecognized tax benefits in accordance with FIN 48 in the amount of RMB30,911,888 (US$4,237,640) at December 31, 2007, representing the estimated income tax expense the Group would pay for the year of 2007 if Giant Network tax exemption status is not renewed by the PRC tax authorities.

During the 5th Session of the 10th National People's Congress, which was conducted on March 16, 2007, the PRC Corporate Income Tax Law (“the New CIT Law”) was approved and became effective on January 1, 2008. The New CIT Law introduces a wide range of changes which include, but are not limited to, the unification of the income tax rate for domestic-invested and foreign-invested enterprises at 25%, except for certain entities that will keep benefiting from the tax holidays that were grandfathered by the new

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2005, 2006 and 2007

CIT Law, and the establishment of a 10% withholding tax on dividend distributions to non-resident shareholders. In accordance with the implementation rules of the New CIT Law, the existing preferential tax treatments granted to PRC entities that previously qualified for “High and New Technology Enterprise” do not automatically qualify as a “High and New Technology Enterprise” strongly supported by the State under the New CIT Law. Until these entities receive official approval for this new status, they are subject to the statutory 25% tax rate. As such, the corporate income tax rate applicable to Giant Network for the year 2008 is expected to be 25% which is subject to review and final approval from the relevant tax authorities. Zhengtu Information is subject to the 50% corporate income tax concession in 2008 and the applicable income tax rate is expected to be 12.5% which is also subject to review and final approval by the relevant tax authorities. As part of the Group’s strategic tax planning, the Group is continually pursuing to achieve the “Software Enterprise” status for Giant Network in 2008. Giant Network has been communicating with the relevant tax authorities and exploring the opportunity of engaging and participating in software research and development activities in 2008 under approval and instruction of Zhengtu Information. As such, Giant Network will be subject to the 50% corporate income tax concession in 2008 and the applicable income tax rate is expected to be 12.5% which is also subject to review and final approval by the relevant tax authorities.

As the Chinese tax authorities have not yet announced detailed regulations on the applicable requirements and procedures to apply for preferential tax treatment that the Group’s PRC subsidiary and VIE subsidiary had been enjoying through 2007, such as for High and New Technology Enterprise, the Group has recognized net deferred tax assets as of December 31, 2007 using the newly enacted statutory income tax rate of 25% with consideration of 50% corporate income tax concession in 2008 through 2010. A tax rate of 25% will continue to be applied until such time the detailed implementation rules become available and, based on such rules, the Group’s PRC subsidiary and VIE subsidiary qualify for such status. In the period when it is confirmed that the Group’s PRC subsidiary and VIE subsidiary will qualify for preferential tax treatment under the New CIT Law, the Group will apply the preferred tax rate of 15% to its current and deferred tax provisions.

The Group recognized a deferred tax asset in the amount of RMB57,001,104 (US$7,814,151) at December 31, 2007, including deductible temporary differences arising from deferred revenue and advanced from distributors of Giant Network in the amount of RMB56,534,334 (US$7,750,162) and accrued expenses in the amount of RMB466,770 (US$63,989). As a result of Giant Network’s recurring losses under US GAAP and nominal taxable income, the Group recognized a valuation allowance for the portion of deferred tax asset that is less than more likely-than-not will be realized based on the weight of available evidence.

Effective from January 1, 2007, the Group adopted the provisions of FIN 48. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standards (SFAS) No. 109 and prescribes a recognition threshold of more-likely-than-not to be sustained upon examination. Upon adoption of FIN 48, the Group’s policy to include interest and penalties related to gross unrecognized tax benefits within the Group’s income tax expense did not change. There were no adjustments to the Group’s retained earnings upon adoption to FIN 48 on January 1, 2007.

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2005, 2006 and 2007

The following table summarizes the activity related to the Group’s unrecognized tax benefits from January 1, 2007 to December 31, 2007:

RMB
Balance as of January 1, 2007	—
Increases related to prior year tax positions	—
Increases related to current year tax positions	30,911,888

Balance as of December 31, 2007	30,911,888

As of December 31, 2007, the Group has recognized a provision of RMB30,911,888 (US$4,237,640) for unrecognized tax benefits, all of which represents the amount of unrecognized tax benefits that would impact the effective tax rate, if recognized in connection with the normal tax return preparation. It is possible that the amount of unrecognized tax benefits will change in the next twelve months, pending factors include changes in the amount of PRC statutory taxable income and developments in the operations of Giant Network that would impact its ability to renew its “Software Enterprise” status. However, an estimate of the range of the possible change cannot be made at this time.

The Group’s subsidiary and VIE subsidiary are subject to the PRC Income Tax Laws. The PRC income tax returns for fiscal year 2004 through fiscal year 2007 remain open to examination.

Income tax expense (benefit) consists of:

	For the year ended December 31, 2005	For the year ended December 31, 2006	For the year ended December 31, 2007
	(RMB)	(RMB)	(RMB)	(US$)
Current income tax	—	—	30,911,888	4,237,640
Deferred income tax (benefit)	—	—	(30,911,888)	(4,237,640)

Taxation for the year	—	—	—	—

A reconciliation of the differences between the statutory tax rate and the effective tax rate for EIT is as follows:

	For the year ended December 31, 2005	For the year ended December 31, 2006	For the year ended December 31, 2007
	(RMB)	(RMB)	(RMB)	(US$)
Expected taxation at PRC EIT statutory rate of 33%	(13,374,705)	80,724,082	374,993,613	51,407,015
Non-deductible expenses	9,272,565	9,178,657	11,690,797	1,602,665
Change in valuation allowance	4,102,140	16,006,515	5,873,249	805,150
Effect of tax incentives and rate differences	—	(105,909,254)	(392,557,659)	(53,814,830)

Taxation for the year	—	—	—	—

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2005, 2006 and 2007

The tax effects of temporary differences that give rise to deferred tax at December 31, 2005, 2006 and 2007 are as follows:

	December 31, 2005	December 31, 2006	December 31, 2007
	(RMB)	(RMB)	(RMB)	(US$)
Deferred tax assets
Deferred revenue and advance from distributors	—	20,215,967	56,534,334	7,750,162
Accrued expenses	—	—	466,770	63,989
Tax loss carry forward	4,209,452	—	—	—
Less: valuation allowance	(4,209,452)	(20,215,967)	(26,089,216)	(3,576,511)

Net current deferred tax assets	—	—	30,911,888	4,237,640

The benefit of tax holiday per basic and diluted earnings per share is as follows:

	For the year ended December 31, 2005	For the year ended December 31, 2006	For the year ended December 31, 2007
	(RMB)	(RMB)	(RMB)	(US$)
Basic	—	0.56	1.22	0.17
Diluted	—	0.56	1.19	0.16

The Company intends to re-invest all undistributed retained earnings of Zhengtu Information as of December 31, 2007 to finance its future operations. Unrecognized deferred tax for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.

10.	DIVIDENDS

Pursuant to a Board of Directors’ resolution dated August 1, 2007, the Company declared a total dividends of US$103,361,320 (RMB753,979,487) paid out of 2006’s net distributable profits and 2007 first six months’ net distributable profits to the shareholders of the Company who were registered members of the Company as of December 31, 2006 and June 30, 2007, respectively. An amount of US$22,000,000 (RMB160,481,200) has been paid out on August 22, 2007.

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2005, 2006 and 2007

11.	EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share and diluted earnings (loss) per share have been calculated in accordance with SFAS No. 128 as follows:

	December 31, 2005	December 31, 2006	December 31, 2007
	(RMB)	(RMB)	(RMB)	(US$)
Numerator:
Net income (loss) attributable to ordinary shareholders	(40,529,410)	244,618,431	1,136,344,283	155,778,835
Numerator for basic earnings per share	(40,529,410)	244,618,431	1,136,344,283	155,778,835
Numerator for diluted earnings per share	(40,529,410)	244,618,431	1,136,344,283	155,778,835

Denominator:
Number of shares outstanding, opening	100,000,000	200,000,000	200,000,000	200,000,000
Retroactive adjustment for bonus element in rights offering – 18 November 2005	55,362,842	—	—	—
Weighted average number of shares issued	5,258,624	—	10,591,364	10,591,364
Weighted average number of shares repurchased	—	—	(17,168)	(17,168)

Weighted average number of shares outstanding –basic	160,621,466	200,000,000	210,574,196	210,574,196
Dilutive effect of share options	—	148,401	5,681,307	5,681,307

Weighted average number of shares outstanding –diluted	160,621,466	200,148,401	216,255,503	216,255,503

12.	SHARE OPTION SCHEME

2006 Stock Incentive Plan

On September 30, 2006, the Company authorized a share option scheme (the “2006 Stock Incentive Plan”) that provides for the issuance of options to purchase up to 16,000,000 ordinary shares. Under the 2006 Stock Incentive Plan, the directors may, at their discretion, grant any officers (including directors), employees of the Group and consultants (collectively, the “grantees”) options to subscribe for ordinary shares. The share options have a maximum term of six years. The 2006 Stock Incentive Scheme provides for the same terms to all grantees. These awards vest over a five year period, with 20% of the options to vest on each of the first, second, third, fourth and fifth anniversaries of the award date as stipulated in the share option agreement.

On October 1, 2006, the Company granted options to purchase 9,080,000 ordinary shares (out of which 935,000 options were issued to consultants) under the 2006 Share Incentive Plan at an exercise price of RMB16 per share, with a maximum of 20% vested annually following the fulfillment of performance conditions stipulated in the 2006 Stock Incentive Plan. Subsequently, on October 13, 2006, the 2006 Stock Incentive Plan was modified to (i) remove performance conditions for all categories of grantees other than the grantees mentioned in (ii), (ii) to change the performance condition for one category of grantees, and (iii) to change exercise price from RMB16 to RMB0.02 for the first 20% tranche of options granted to the grantees mentioned in (ii) above. Due to the short duration between the grant date and the modification date, the related impact on fair value of the options from the intervening period was insignificant. As such, the

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2005, 2006 and 2007

Company used the modified conditions and terms to determine the fair value of the granted options on the grant date.

The Company granted 920,000 and 3,800,000 share options to the directors, employees and consultants of the Group on March 19, 2007 and May 15, 2007, respectively. Such options were granted under the 2006 Stock Incentive Plan at an exercise price of RMB16 per share, with 20% vesting annually.

On July 2, 2007, all consultants were transferred to employee status as they have been recruited as the Company’s employee. The fair value of the options to those consultants have been remeasured on the date those consultants became the Company’s employees and the compensation charges have been accounted for prospectively from the date of the change in employment status.

Suspension of 2006 Stock Incentive Scheme

On October 12, 2007, the Company suspended the 2006 Stock Incentive Scheme. All unissued options authorized under the 2006 Stock Incentive Scheme have been returned to the general share pool and the Company will not grant any further options under the 2006 Stock Incentive Scheme. Existing issued award under the 2006 Stock Incentive Scheme are not affected by the suspension.

2007 Stock Incentive Scheme

On October 12, 2007, the Company authorized the 2007 Stock Incentive Scheme that provides for the issuance of awards to officers (including directors), employees of the Group and consultants (collectively, “the grantees”).

Types of awards available for grant under the 2007 Stock Incentive Scheme include, but not limited to, share options (including both incentive and non-qualified), stock appreciation rights (“SAR”), performance-based awards and restricted stock. Performance-based awards are only granted to officers and employees of the Group and the performance goals are determined by the Board of Directors. Such performance-based awards may be paid in cash or shares which will be determined upfront. The Board of Directors will determine the type, the number, the exercise price and the vesting terms of the awards. The maximum number of shares authorized for issuance under the 2007 Stock Incentive Scheme is 7,800,000. The share options and SARs have a maximum term of ten years. The 2007 Stock Incentive Plan provides for two terms to grantees. These awards vest either over a five or a four year period, with 20% or 25%, respectively, of the options to vest on each of the first, second, third, fourth and fifth anniversaries of the award date as stipulated in the share option agreement.

On October 17, 2007, the Board of Directors approved the grant of 1,743,500 share options (non performance-based and to be settled in shares) to certain officers and employees of the Group pursuant to the 2007 Stock Incentive Scheme. The exercise price of these options is US$15.50, based on the final offering price of the initial public offering of the Company’s ordinary shares in the United States.

The Group has recognized compensation expense using the accelerated method for all share options granted with graded vesting. Accordingly, RMB6,562,672 and RMB334,528 were recorded as compensation expenses for options issued to employees and consultants, respectively, with a corresponding credit to shareholders’ equity in the year ended December 31, 2006. No option was exercised during the year ended December 31, 2006.

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2005, 2006 and 2007

A total of RMB24,863,615 (US$3,408,496) was recorded as compensation expense for options granted to employees (including compensation expense paid to consultants, whom has been converted to employee during the year) with a corresponding credit to shareholders’ equity in the year ended December 31, 2007. Except for 590,000 option shares which had been exercised in August 2007 by six of the Company’s employees, there were no other share options exercised as of December 31, 2007.

The fair value of stock options granted for the year ended December 31, 2006 and 2007 was estimated using a binomial option pricing model. The binomial model requires the input of highly subjective assumptions including the expected stock price volatility and the expected price multiple at which employees are likely to exercise stock options. The Company uses historical data to estimate forfeiture rate. For expected volatilities, the Company has made reference to historical volatilities of several comparable companies. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The fair value of the ordinary shares, at the measurement dates, was determined based on an independent valuation.

Share options issued to employees

The fair values of stock options granted to employees were estimated using the following weighted average assumptions:

	For the year ended December 31, 2006	For the year ended December 31, 2007
Suboptimal exercise factor	1.5	1.5
Risk-free interest rates	4.56%	4.50 – 5.06%
Expected volatility	51.33	48.99 – 58.25
Expected dividend yield	0%	0%
Fair value of share option	RMB2 to RMB8.24	RMB2 to RMB54.92
Estimated forfeiture rate	0 to 10% per annum	0 to 10% per annum

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2005, 2006 and 2007

The following table summarizes the Company’s share option activity as of and for the year ended December 31, 2007 and 2006.

	Number of options	Weighted average exercise price (RMB)	Weighted average remaining contractual life (Years)	Aggregate intrinsic value (RMB)
Outstanding, January 1, 2006	—	—
Granted	8,145,000	14.84
Exercised	—	—
Reclassified	—	—
Forfeited/Cancelled	—	—

Outstanding, December 31, 2006	8,145,000	14.84

Granted	6,306,000	43.78
Exercised	(590,000)	1.00
Reclassified	1,092,500	16.00
Forfeited/Cancelled	(295,900)	26.70

Outstanding, December 31, 2007	14,657,600	27.74	5.60	1,036,874,052

Vested and expected to vest at December 31, 2007	13,990,616	27.96	5.60	987,190,096

Exercisable at December 31, 2007	1,949,620	16.00	4.75	156,154,245

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the fair value of the Company’s shares as at December 31, 2007, for those awards that have an exercise price currently below the fair value of the Company’s shares. The total intrinsic value of options exercised during the year ended December 31, 2007 was RMB44.0 million.

The weighted average estimated fair value of options granted to employees of the Group during fiscal year ended December 31, 2006 and 2007 was RMB2.93 and RMB18.40 (US$2.52) respectively. The total fair value of options vested during the year ended December 31, 2006 and 2007 was RMB4.9 million and RMB3.4 million (US$0.5 million), respectively.

As of December 31, 2007, there was RMB108,921,381 (US$14,931,783) of unrecognized share-based compensation cost related to share options issued to employees. That deferred cost is expected to be recognized over a weighted-average vesting period of 4.89 years. To the extent the actual forfeiture rate is different from original estimate, actual share-based compensation related to these awards may be different from the expectation.

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2005, 2006 and 2007

The following table sets forth the components of share based compensation expenses for share options issued to employees from the Company’s share option scheme both in absolute amount and as a percentage of net revenue for the period indicated.

	For the year ended December 31,
	2006	2007	2007
	(RMB)	(RMB)	(US$)%
Net revenue	408,498,898	1,527,536,426	209,406,468	100%

Cost of services	1,098,387	1,673,779	229,455	0.11%
Research and product development expenses	3,296,377	6,151,415	843,283	0.40%
Sales and marketing expenses	440,190	960,335	131,650	0.06%
General and administrative expenses	1,727,718	13,613,371	1,866,226	0.89%

Total costs and operating expenses	6,562,672	22,398,900	3,070,614	1.46%

Share options issued to consultants

The fair values of stock options granted to consultants in the following year was estimated using the following weighted average assumptions:

	For the year ended December 31, 2006	For the year ended December 31, 2007
Suboptimal exercise factor	1.5	1.5
Risk-free interest rates	4.70%	4.50 - 5.06%
Expected volatility	50.28	48.99 - 58.25
Expected dividend yield	0%	0%
Fair value of share option	RMB2.92 to RMB4.38	RMB6.64 to RMB11.20
Estimated forfeiture rate	0% per annum	0% per annum

The following table summarizes the Company’s share option activity as of and for the year ended December 31, 2007 and 2006.

	Number of options	Weighted average exercise price (RMB)	Weighted average remaining contractual life (Years)	Aggregate intrinsic value (RMB)
Outstanding, January 1, 2006	—	—		—
Granted	935,000	16.00		—
Exercised	—	—		—
Forfeited/Cancelled	—	—		—

Outstanding, December 31, 2007	935,000	16.00		—
Granted	157,500	16.00		—
Exercised	—	—		—
Reclassified	(1,092,500)	16.00		—
Forfeited/Cancelled	—	—		—

Outstanding, December 31, 2007	—	—	—	—

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2005, 2006 and 2007

The weighted average estimated fair value of options granted to consultants during the fiscal year ended December 31, 2006 and 2007 was RMB3.66 and RMB9.62 (US$1.32) respectively.

The following table sets forth the components of share based compensation expenses for share options issued to employees from the Company’s share option scheme both in absolute amount and as a percentage of net revenue for the period indicated.

	For the year ended December 31,
	2006	2007	2007
	(RMB)	(RMB)	(US$)%
Net revenue	408,498,898	1,527,536,426	209,406,468	100%

Research and product development expenses	334,528	2,115,965	290,073	0.14%
General and administrative expenses	—	348,750	47,809	0.02%

Total costs and operating expenses	334,528	2,464,715	337,882	0.16%

On July 2, 2007, all consultants were transferred to employee status as they were recruited as the Company’s employee. As such, there is no unrecognized share-based compensation cost balance related to share options issued to consultants as of December 31, 2007.

13.	EMPLOYEE BENEFITS

The full-time employees of the Company’s subsidiary and the VIE subsidiary that are incorporated in the PRC are entitled to staff welfare benefits, including medical care, housing subsidies, unemployment insurance and pension benefits. These companies are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations, and to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The Group’s PRC subsidiary and VIE subsidiary have no legal obligation for the benefits beyond the contributions made. The total amounts expensed in the Consolidated Statements of Operations and Comprehensive Income (Loss) for such employee benefits amounted to RMB1,051,573, RMB2,050,828 and RMB12,541,921 (US$1,719,343), for the years ended December 31, 2005, 2006 and 2007, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

14.	RELATED PARTY TRANSACTIONS

The principal related parties with which the Group had transactions during the years presented are as follows:

Name of related party	Relationship with the Group
Wuxi YiKang Biology Technology Ltd Co., (“YiKang”)	Company controlled by Mr. Yuzhu Shi

Shanghai Jiante Shengming Technology Ltd Co., (“Jiante”)	Company controlled by Mr. Yuzhu Shi

Vogel Holding Group Limited (“Vogel”)	Company controlled by Mr. Yuzhu Shi

Lager (Beijing) Information Ltd Co., (“Lager Beijing”)	Company with the same key senior executive of the Company

Lager Information Ltd Co., (“Lager Taiwan”)	Company with the same key senior executive of the Company

Lager Network Technology Co, Ltd. (“Lager Network”)	Company with the same key senior executive of the Company

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2005, 2006 and 2007

Significant related party transactions were as follows:

	For the year ended December 31, 2005	For the year ended December 31, 2006	For the year ended December 31, 2007
	(RMB)	(RMB)	(RMB)	(US$)
IT consultancy services provided to YiKang	100,000	—	—	—
Consultancy services fee received from YiKang	—	(100,000)	—	—
Advance to key employees	1,200,000	—	—	—
Repayment of advances to key employees	(376,000)	(824,000)	—	—
Advance to Jiante	—	15,000,000	—	—
Repayment of advances to Jiante	—	(15,000,000)	—	—
Loan to Lager Beijing	—	2,500,000	—	—
Advance from Lager Taiwan	—	(2,496,391)	—	—
Advance to Jiante	—	—	900,000,000	123,378,938
Repayment of loan to Lager Beijing	—	—	(2,500,000)	(342,719)
License fee received and receivable from Lager Network	—	—	6,498,077	890,807
Repayment to Lager Taiwan	—	—	2,496,391	342,225
Advance from Lager Network	—	—	(492,416)	(67,504)
Repayment of advances to Jiante	—	—	(900,000,000)	(123,378,938)
Acquisition of intellectual property right of a new game from Lager Network	—	—	(66,300,000)	(9,088,915)
Proceeds of initial public offering received on behalf of and payable to Vogel	—	—	(13,710,697)	(1,879,568)

In August 2006, Giant Network granted a RMB2,500,000 interest-free loan to Lager Beijing. The loan has been subsequently repaid in June 2007.

In December 2006, the Company received an advance from Lager Taiwan amounting to RMB2,496,391. The advance has been subsequently repaid in May 2007.

Giant Network granted to Jiante, a company wholly-owned by Mr. Yuzhu Shi, a loan amount of RMB78,000,000 (US$10,692,841), RMB22,000,000 (US$3,015,930) and RMB234,000,000 (US$32,078,524) on March 9, 2007, February 12, 2007, and February 9, 2007, respectively. The loans are

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2005, 2006 and 2007

unsecured, subject to an annual interest rate of 5.5% per annum and due on June 30, 2007. Zhengtu Information also granted to the same related party a loan amount of RMB166,000,000 (US$22,756,560) on February 19, 2007. The loan is unsecured, subject to an annual interest rate of 5.5% per annum and due on June 30, 2007. Pursuant to the supplementary agreement to the loan contracts dated June 8, 2007, the interest on the above loans has been waived and the maturity date has been extended to July 31, 2007. The loans are guaranteed by Mr. Yuzhu Shi's direct and indirect equity interest in the Company. Furthermore, Zhengtu Information granted a RMB400,000,000 (US$54,835,083) loan to the same related party on June 11, 2007. The loan is secured, interest free and due on July 31, 2007. The loan is also guaranteed by Mr. Yuzhu Shi's direct and indirect equity interest in the Company. Imputed interest on the loans has been appropriately accounted for. Jiante repaid RMB100,000,000, RMB40,000,000, RMB80,000,000, RMB180,000,000, RMB380,000,000 and RMB120,000,000 of the above loans on July 18, 2007, July 24, 2007, July 25, 2007, August 24, 2007, August 27, 2007 and August 30, 2007, respectively.

The Company recorded royalty fees of RMB6,498,077 (US$890,807) received and receivable from Lager Network for the year ended December 31, 2007 (2006: Nil). A total amount of RMB6,005,661 (US$823,302) as of December 31, 2007 is due in full by the end of 2008.

On May 3, 2007, the Company agreed to acquire the intellectual property right of King of King III, a 3D MMORPG developed by Lager Network. On August 31, 2007, the purchase consideration of 4,000,000 ordinary shares of the Company were issued, which were valued at RMB66,300,000 (US$9,088,915).

A total of RMB13,710,697 (US$1,879,568) of the proceeds from the initial public offering has been received on behalf of and is payable to the selling shareholder, Vogel as of December 31, 2007. The amount has been repaid to Vogel in the first quarter of 2008.

All balances with the related parties as of December 31, 2005, 2006 and 2007 were unsecured, interest-free and have no fixed term of repayment except for the loans to Jiante and the royalty fees receivable from Lager Network as mentioned above.

15.	SHARE SPLIT

(i)	On July 22, 2007, the Company’s shareholders approved and executed a 1,000-for-one split of the Company’s ordinary shares.

(ii)	On September 26, 2007, the Company’s shareholder further approved and executed a 50-for-one split of the Company’s ordinary shares.

Each ordinary share of the Company is subdivided into 50,000 shares at a par value of US$0.0000002. All shares and per share amounts presented in the accompanying consolidated financial statements have been revised on a retroactive basis to reflect the effect of the share split. The par value per ordinary share has been retroactively revised as if it had been adjusted in proportion to the 50,000-for-one share split.

16.	TREASURY STOCK

Pursuant to a Board of Directors’ resolution on December 24, 2007, the Company’s management is authorized to repurchase up to US$200 million of the Company’s ADSs. As of December 31, 2007, the Company has repurchased 1,429,100 ADSs amounting to RMB126.5 million (US$17.3 million).

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2005, 2006 and 2007

17.	COMMITMENTS AND CONTINGENCIES

Operating lease agreements

The Group has entered into operating lease arrangements mainly relating to its office premises and computer equipment. Future minimum lease payments for non-cancelable operating leases as of December 31, 2007 are as follows:

	Office premises	Computer equipment	Total
	(RMB)	(RMB)	(RMB)	(US$)
2008	9,118,658	31,383,099	40,501,757	5,552,293
2009	510,051	447,317	957,368	131,243
2010	167,688	—	167,688	22,988
2011	—	—	—	—
2012	—	—	—	—

Total	9,796,397	31,830,416	41,626,813	5,706,524

Total rental expenses are RMB1,196,861, RMB8,543,471 and RMB37,706,159 (US$5,169,051) for the years ended December 31, 2005, 2006 and 2007 respectively.

Capital commitment

Capital commitments for purchase of property, equipment and software as of December 31, 2007 are approximately RMB14,848,094 (US$2,035,491). The commitments for these purchases are expected to be settled within the next 12 months.

Contingencies

PRC regulations currently limit foreign ownership of companies that provide Internet content services, which include operating online games, to 50%. In addition, foreigners or foreign invested enterprises are currently not able to apply for the required licenses for operating online games in the PRC. The Company is incorporated in the Cayman Islands and accordingly Zhengtu Information is considered as a foreign invested enterprise under PRC law. In order to comply with foreign ownership restrictions, the Group operates its online games business in the PRC through Giant Network, which is majority owned by Mr. Yuzhu Shi, a PRC citizen. Giant Network holds the licenses and approvals that are required to operate the online games business and Zhengtu Information owns the substantial majority of the physical assets required to operate the online game business. Zhengtu Information has entered into a series of contractual arrangements with Giant Network, pursuant to which Zhengtu Information provides Giant Network with services and software licenses in exchange for fees, and Zhengtu Information undertakes to provide financial support to Giant Network to the extent necessary for its operations. In addition, Zhengtu Information has entered into agreements with Giant Network and its equity holders that provide it with the ability to control Giant Network. In the opinion of management, (i) the ownership structure of the Company, Zhengtu Information and Giant Network are in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with Giant Network and its shareholders are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Group’s business operations are in compliance with existing PRC laws and regulations in all material respects. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2005, 2006 and 2007

contrary view to its opinion. If the current ownership structure of the Group and its contractual arrangements with Giant Network are found to be in violation of any existing or future PRC laws and regulations, the Group may be required to restructure its ownership structure and operations in the PRC to comply with the changing and new PRC laws and regulations. In the opinion of management, the likelihood of loss in respect of the Group’s current ownership structure or the contractual arrangements with Giant Network is remote.

Two securities class actions have been filed against the Company. The first was filed on November 26, 2007, entitled Pyramid Holdings, Inc V. Giant Interactive Group, Inc. (United States District court, Southern District of New York (07cv10588); and the second was filed on December 20, 2007, entitled Brooks v Giant Interactive Group, Inc. (United States District court, Southern District of New York (07cv11423). The actions assert similar allegations and seek similar damages, both alleging claims pursuant to Section 11 and Section 12(a)(2) of the Securities Exchange Act of 1933, on behalf of all persons who purchased Company’s ADSs pursuant to or traceable to the Company’s initial public offering from November 1, 2007, though November 10, 2007. The Company, Merrill Lynch & Co and UBS Investment Bank are named as defendants. Plaintiffs also request that the action be maintained as class action and request relief in the form of class damages plus interest, attorneys’ fees, experts’ fee and other costs, and a rescinding of the initial public offering.

Specifically, plaintiffs allege that the Company’s Registration Statement and prospectus contained untrue statement of material facts, omitted to state other facts necessary to make the statement made not misleading and were not prepared in accordance with the applicable rules and regulations. Plaintiffs were allegedly harmed when the Company’s stock price declined on November 19, 2007, when the Company announced its third quarter financial results and disclosed that during third quarter 2007, the Company’s average concurrent users (“ACU”) and peak concurrent users (“PCU”) decreased from the second quarter following a rule change made to ZT Online. Plaintiffs claim that the Company did not explain or describe the rule change in the Registration Statement or Prospectus, did not explain or highlight the alleged negative trend in ACU and PCU and did not disclose the supposed negative impact that rule change was having at the time of the initial public offering.

The parties are currently negotiating a stipulation to set dates for the filing of the consolidated complaint and the response thereto, but it is anticipated that those fillings will occur in the first half of 2008. Since no consolidated complaint has been filed at this time, the Company’s management express no opinion as to the likelihood of an unfavorable outcome or the amount or range of any possible loss to the Company.

Income taxes

As of December 31, 2007, the Group has recognized RMB30,911,888 of liabilities for unrecognized tax benefits. The final outcome of these tax uncertainties is dependent upon various matters including tax examinations, changes in regulatory tax laws, interpretation of those tax laws or expiration of status of limitation. However, based on the number of jurisdictions, the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. As of December 31, 2007, the Group classified RMB30,911,888 of its liabilities for unrecognized tax benefits as a current liability.

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2005, 2006 and 2007

18.	SUBSEQUENT EVENTS

Acquisition of distribution license of “Empire of Sports” game

The Company and a third party vendor entered into a Long Form Agreement (“LFA”) on February 6, 2008 with regard to the licensing of “Empire of Sports” online game. As compensation for the distribution license, the Company will pay a fixed upfront fee by installments, starting from February 13, 2008. This entry upfront fee shall be payable in addition to royalties and any other remunerations provided for. The acquisition is expected to be completed by the end of the first of half of 2008.

License and Distribution of “ZT Online” game

The Company has entered into a “License and Distribution Agreement” with a third party operator in Vietnam on March 19, 2008. The Company, as the licensor, will receive a fixed, non-refundable upfront payment from the third party.

Share options

On February 1 and 14, 2008, the Board of Directors approved the grant of 60,000 and 50,000 share options (non performance-based and the awards are settled in shares), respectively, to certain officers and employees of the Group pursuant to the 2007 Stock Incentive Scheme. The exercise price of these options is US$10.29 and US$10.50, respectively.

On April 14, 2008, the Board of Directors approved an issuance of 3,030,000 ordinary shares of the Company for delivery in connection with share option exercises under the Company’s share incentive plans.

Treasury stock

On February 13, 2008, the Company has fulfilled and completed the repurchase of 17,484,100 ADSs for a total consideration of RMB1,458.9 million (US$200.0 million).

Payment of dividend

On April 17, 2008, the Company made the final dividend payment of US$81,361,320 on the remaining outstanding amount declared (Note 10).

Secured promissory note

On May 29, 2008, the Company purchased a secured promissory note (the “Promissory Note”) with a principal amount of US$5.0 million from a potential investee and is secured by the securities of a company owned by the investee’s founders. The Promissory Note will become due and payable in full on the earlier of (i) one year anniversary after the date of issuance and (ii) the date of the investee’s next round of equity financing. The Company is entitled to interest on the principal from the 45 days after the Promissory Note issuance date to the date on which such Promissory Note is repaid in full, at a rate of 2.63% per annum, provided that, in the event the Promissory Note is surrendered as consideration for purchase of the investee’s equity by the Company, all interest due and payable on the Promissory Note will be waived.