Form 20-F
period 2008-12-31
Giant Interactive Group Inc.
filed 2009-06-19
CIK 1415016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 227,018,426 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transaction report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☐  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☒    International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐    Other  ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.

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

This annual report on Form 20-F includes our audited consolidated statements of operation data for the years ended December 31, 2006, 2007 and 2008 and audited consolidated balance sheet data as of December 31, 2007 and 2008.

We and certain of our shareholders completed the initial public offering of 65,777,036 ADSs, each representing one ordinary share, on November 6, 2007. Our ADSs are listed on the New York Stock Exchange under the symbol “GA.”

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that relate to our current expectations and views of future events. The forward-looking statements are contained principally in the items entitled “Information on the Company,” “Risk Factors,” “Operating and Financial Review and Prospectus,” “Financial Information,” and “Quantitative and Qualitative Disclosures About Market Risk.” Our forward-looking statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our anticipated growth and marketing strategies;

•	our future business development, results of operations and financial condition;

•	our ability to develop and commercialize new online games;

•	market acceptance of our online games;

•	our ability to introduce expansion packs and updates to our existing online games;

•	our ability to license our online games to third party operators;

•	our ability to manage our existing licensing arrangements;

•	competition from other online game developers and operators;

•	our ability to comply with regulation applying to online games;

•	our ability to effectively protect our existing and future intellectual property and not to infringe on the intellectual property of others;

•	our ability to expand our business through organic growth and strategic acquisitions;

•	our ability to integrate and manage our investment in 51.com;

•	fluctuations in general economic and business conditions in China; and

•	impact of the current worldwide economic crisis on our business.

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

A. Selected Financial Data

The selected consolidated financial data for the three years ended December 31, 2006, 2007 and 2008, and the selected consolidated balance sheet for the two years ended December 31, 2007 and 2008, were derived from our audited consolidated financial statements appearing in this annual report beginning on page F-1. The selected consolidated balance sheet data for the years ended December 31, 2005 and 2006 have been derived from our audited consolidated balance sheets as of December 31, 2005 and 2006, which are not included in this annual report. The selected consolidated statements of income data for the years ended December 31, 2005 have been derived from our audited consolidated financial statements for the year ended December 31, 2005, which are not included in this annual report. The following consolidated financial data summary for the periods and as of the dates indicated should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes and Item 5, “Operating and Financial Review and Prospects” below.

Our audited consolidated financial statements are prepared in accordance with US GAAP, and have been audited by Ernst & Young Hua Ming, an independent registered public accounting firm. The report of Ernst & Young Hua Ming on the consolidated financial statements as of December 31, 2007 and 2008 is included elsewhere in this annual report.

Our historical results for any prior period are not necessarily indicative of results to be expected for any future period.

Consolidated Statement of Operations Data:

	For the year ended December 31, 2005	For the year ended December 31, 2006	For the year ended December 31, 2007	For the year ended December 31, 2008
	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands, except per share and per ADS data)
Net revenue:
Online game	—	408,499	1,521,396	1,589,676	233,005
Overseas licensing revenue	—	—	6,140	4,391	643
Other revenue, net	—	—	—	612	90

Total net revenue	—	408,499	1,527,536	1,594,679	233,738
Cost of services	—	(45,195)	(174,086)	(217,899)	(31,938)

Gross profit	—	363,304	1,353,450	1,376,780	201,800
Operating (expenses) income:
Research and product development expenses	(4,830)	(14,799)	(26,918)	(88,539)	(12,978)
Sales and marketing expenses	(4,579)	(80,460)	(189,403)	(241,575)	(35,409)
General and administrative expenses	(31,298)	(26,098)	(74,130)	(141,786)	(20,782)
Government financial incentives	—	1,621	16,779	63,084	9,247

Total operating expenses	(40,707)	(119,736)	(273,672)	(408,816)	(59,922)

Income from operations	(40,707)	243,568	1,079,778	967,964	141,878
Interest income	70	1,136	53,878	184,964	27,111
Investment income	—	—	2,562	1,171	172
Unrealized loss on investment held-for-trading	—	—	—	(300)	(44)
Other income and expense	108	(86)	126	(843)	(124)

Income before income tax expenses	(40,529)	244,618	1,136,344	1,152,956	168,993
Income tax expenses	—	—	—	(39,368)	(5,770)

Net income	(40,529)	244,618	1,136,344	1,113,588	163,223

Other comprehensive income
Foreign currency translation	—	146	(51,927)	(192,424)	(28,204)
Unrealized holding gains, net of tax	—	—	—	76,969	11,281
Comprehensive income	—	244,764	1,084,417	998,133	146,300

Net earnings per ordinary share, basic	(0.25)	1.22	5.40	4.65	0.68
Net earnings per ordinary share, diluted	(0.25)	1.22	5.25	4.49	0.66

Consolidated Balance Sheet Data:

	December 31, 2005	December 31, 2006	December 31, 2007	December 31, 2008
	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands, except per share and per ADS data)
ASSETS
Cash and cash equivalents	15,149	451,371	7,295,470	1,696,273	248,629
Total current assets	17,205	466,658	7,373,495	5,236,061	767,469

Property and equipment, net	6,876	36,491	127,631	213,905	31,353
Total non-current assets:	8,829	38,146	214,228	766,363	112,329
Total assets	26,034	504,804	7,587,723	6,002,424	879,798

Total current liabilities	3,249	238,867	1,282,199	603,608	88,473

Total liabilities	3,249	254,942	1,282,199	629,294	92,238

Total shareholders’ equity	22,785	249,862	6,305,524	5,373,130	787,560

Total liabilities and shareholders’ equity	26,034	504,804	7,587,723	6,002,424	879,798

Selected Operating Data:

	For the quarter ended
	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008	March 31, 2009
	(in thousands, except average revenues per user)
Average Concurrent Users	546	620	543	556	531
Peak Concurrent Users	1,646	2,339	1,578	1,505	1,571
Active Paying Players	1,447	1,760	937	1,290	1,236
Average Revenues per User (RMB)	325	286	282	272	300

Exchange Rate Information

Our business is conducted in China and substantially all of our net revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Conversions of Renminbi into U.S. dollars in this annual report are based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.8225 to US$1.00, the noon buying rate in effect as of December 31, 2008. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On June 12, 2009, the noon buying rate was RMB6.8352 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1940	8.2765	8.2702
2006	7.8041	7.9723	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9477	7.2946	6.7800
2009
January	6.8392	6.8360	6.8403	6.8225
February	6.8395	6.8363	6.8470	6.8241
March	6.8329	6.8360	6.8438	6.8240
April	6.8180	6.8306	6.8361	6.8180
May	6.8278	6.8235	6.8326	6.8176
June (through June 12, 2009)	6.8352	6.8328	6.8371	6.8264

(1)	Averages for a period are calculated by using the average of the exchange rates on the end of each month during the period. Monthly averages are calculated by using the average of the daily rates during the relevant period.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to Our Business and Industry

Our limited operating history and the unproven long-term potential of our online game business model make evaluating our business and prospects difficult.

We began to offer our first product, the free-to-play MMO game ZT Online, on a commercial basis in January 2006 (and a free-to-play version of ZT Online, ZT Online Classic Edition, in the third quarter of 2008) and our second free-to-play MMO game, Giant Online, in the fourth quarter of 2007. We plan to commercially launch four more free-to-play games, including King of Kings III, or K III, Empire of Sports, or EOS, ZT Online II and My Sweetie, beginning in the fourth quarter of 2009. Although we have also commercially launched a pay-to-play game, ZT Online PTP, in the fourth quarter of 2007, we presently expect the substantial majority of our net revenues to continue to be generated by free-to-play games. The free-to-play model is a prevalent, but still relatively new model in the PRC market. As a result, we have a limited operating history upon which you can evaluate our business. We also may not have sufficient experience to address the risks frequently encountered by young companies using new and unproven business models and entering emerging and rapidly evolving markets, including the online game market in China. These risks may include our potential failure to:

•	retain existing players and attract new players for our online games;

•	develop, acquire or license additional online games that are appealing to players;

•	manage licensing arrangements of our online games to third parties;

•	anticipate and adapt to changing player preferences;

•	adapt to competitive market conditions;

•	continue generating net revenues from the free-to-play model of the majority of our games;

•	generate benefits from our existing investments and any future investments or acquisitions;

•	respond in a timely manner to technological changes or resolve unexpected network interruptions;

•	adequately and efficiently operate, upgrade and develop our transaction and service platform;

•	comply with changes to regulatory requirements;

•	manage the current global economic crisis and its effects on our players’ spending habits;

•	maintain adequate control of our costs and expenses; or

•	attract and retain qualified personnel or develop successful projects.

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

Since inception, sales of virtual value-added items and services related to ZT Online have accounted for nearly all of our net revenues. Although we have commercially launched an additional two games to date, ZT Online PTP and Giant Online, in the fourth quarter of 2007, as well as introduced ZT Online Classic Edition, a version of ZT Online, in the third quarter of 2008, and intend to commercially launch EOS, K III, ZT Online II and My Sweetie, in China in the fourth quarter of 2009, we expect to continue to derive the majority of our net revenues from our most popular online game, ZT Online, in 2009. Our business will therefore remain highly sensitive to the profitability and popularity of ZT Online, and any reduction in the ZT Online player base or any decrease in its popularity in China due to competition with our other online games or those of third parties or otherwise could materially and adversely affect our business, financial condition and results of operations. For example, in the third quarter of 2008 our quarterly net online game revenues decreased by RMB239.0 million to RMB264.3 million from RMB503.3 million the prior quarter, which we believe was primarily due to a change in our monetization features for ZT Online to reduce the number of in-game promotional items. Furthermore, any lasting or prolonged server interruption due to network failures or other factors or any other adverse developments specific to ZT Online could prevent and otherwise deter players from making purchases of virtual items and services. This could also materially and adversely affect our business, financial condition and results of operations.

With respect to those virtual items that we sell that are not consumed at a predetermined time or otherwise do not have a limitation on repeated use, our accounting policies require us to recognize the related revenue over the estimated lifespan of that virtual item as determined by historical player usage patterns and playing behavior. In some cases, this period can be as long as the estimated lifespan of the game. We continuously monitor the useful life of each type of virtual item we sell and of our games, and will adjust these as appropriate. Any such adjustment may cause our revenues to be recognized over a significantly different time period, and may cause our net revenues to fluctuate from prior periods. For example, in 2008, based on our internally calculated gameplay statistics, we determined that inactive players of ZT Online are players who have not played our game in 180 days consecutively, as opposed to 90 days as determined in 2007. As a result of this change, we have lengthened the period we amortize the life of certain virtual items, thereby reducing our online game net revenues.

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

In order to maintain our long-term profitability and financial and operational success, we must continually develop, purchase or license new online games that are attractive to players to replace our existing online games as they reach the end of their useful economic life. To date, we have commercially launched three online games, ZT Online (including ZT Online Classic Edition, a version of ZT Online), ZT Online PTP and Giant Online. We intend to commercially launch K III and EOS, the rights to which we purchased from third parties, ZT Online II, our sequel to ZT Online, and My Sweetie, our first casual game and project developed by our Win@Giant incubation program, beginning in the fourth quarter of 2009. Our new games may not be released on time, may not be profitable or popular among online game players in China and our games may attract players away from one another. In particular, since ZT Online II is a sequel to and shares the same basic plot and features as ZT Online, it may result in attracting away players from ZT Online or ZT Online PTP. If our newly introduced games fail to attract new players and result in increased online game revenues, our business, financial condition and results of operations may be materially and adversely affected.

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

The games that we develop, purchase or license may not be attractive to players, may be viewed by the regulatory authorities as not complying with content restrictions, may not be launched as scheduled or may not compete effectively with our competitors’ games. Additionally, new technologies in our competitors’ online game programming or operations could render our games obsolete or unattractive to players, thereby limiting our ability to recover related product development costs, purchase costs and licensing fees. If we are not able to successfully develop, purchase or license online games appealing to players, our future profitability and growth prospects will decline.

We may be adversely affected by the slowdown of China’s economy caused in part by the recent global crisis in the financial services and credit markets.

We rely on the spending of our game players for our revenues, which may in turn depend on the players’ level of disposable income, perceived future earnings capabilities and willingness to spend. The growth of China’s economy experienced a slowdown after the second quarter of 2008, when the quarterly growth rate of China’s gross domestic product reached 11.9%. A number of factors have contributed to this slowdown, including appreciation of the Renminbi, which has adversely affected China’s exports, and tightening macroeconomic measures and monetary policies adopted by the PRC government aimed at preventing overheating of China’s economy and controlling China’s high level of inflation. The slowdown was further exacerbated by the recent global crisis in the financial services and credit markets, which in recent months has resulted in extreme volatility and dislocation of the global capital markets. In the first quarter of 2009, the growth rate of China’s gross domestic product decreased to 6.1%, and the closing of the Shanghai Stock Exchange Composite Index dropped from its high of 6,124 reached on October 16, 2007 to 2,633 on May 27, 2009.

It is uncertain how long the global crisis in the financial services and credit markets will continue and the degree of adverse impact it will have on the global economy and the economies in China and other jurisdictions where we license our games. If our game players reduce their spending on playing our games due to such uncertain economic conditions, our business may be adversely affected.

Our new online games may attract away players of our established games, which could materially and adversely affect our business, results of operations and financial condition.

We commercially launched ZT Online in January 2006 (and introduced ZT Online Classic Edition, a version of ZT Online, in the third quarter of 2008), ZT Online PTP and Giant Online in the fourth quarter of 2007 and intend to launch K III, EOS, ZT Online II and My Sweetie beginning in the fourth quarter of 2009. Our new online games may attract away players of our established games, particularly with respect to games with similar storylines, such as ZT Online and ZT Online II. Although we intend to target different types of players through ZT Online and ZT Online II and therefore minimize players of our existing games leaving such games in favor of our future games, we anticipate such movement may occur. This would decrease our established games’ number of concurrent users, which could make these games less attractive to other players. Furthermore, if former players of our established games spend less money to purchase virtual items and services or playing time on our new online games than they would have spent if they had continued playing our established games, our business, results of operations and financial condition could be materially and adversely affected.

We face significant competition, which could reduce our market share and adversely affect our business, financial condition and results of operations.

The online game industry in China is highly competitive. Our MMO games mainly compete with certain MMO games developed and/or operated in China, including Fantasy Westward Journey, developed and operated by NetEase.com, Inc.; World of Warcraft, developed by Blizzard Entertainment and operated by NetEase.com, Inc.; Tian Long Ba Bu, developed and operated by Changyou.com Limited; Zhu Xian, developed and operated by Perfect World, Co., Ltd. and MIR, developed and operated by Shanda Interactive Entertainment Limited. Our principal competitors also include online game companies such as CDC Corporation, Kingsoft Corporation, Nineyou International Limited, Tencent Holdings Ltd., Webzen Inc., The9 Limited, Changyou.com Limited, Perfect World, Co., Ltd., Shanda Interactive Entertainment Limited, NetEase.com, GigaMedia Limited, and Net Dragon Websoft Inc. Furthermore, we expect companies from more developed gaming markets, such as the United States and South Korea, to continue to enter into the online game industry in China.

Many of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater brand name recognition, larger international player bases and significantly greater game development, technical, financial and marketing resources than we have. Furthermore, any of our current or future competitors may be acquired by, receive investments from or enter into other commercial relationships with larger, more well-established and well-financed companies and therefore obtain greater financial, marketing and development and licensing resources than we have. This may allow them to devote greater resources than we can to the development and promotion of new online games and technologies similar to or better than our own. These competitors may engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers of employment to our existing and potential employees than we can. In addition, our existing and potential international competitors may establish cooperative relationships among themselves or with our local competitors. This may significantly enhance their competitiveness in the online game industry in China. New and increased competition may result in larger discounts demanded by our distributors, or price reductions in our virtual items and services, any of which could materially and adversely affect our business, financial condition and results of operations. In addition, increased competition in the online game industry in China could make it difficult for us to retain and expand our existing player base, which could reduce the number of dedicated players and players with high disposable incomes that play our games and from whom we derive most of our net revenues. If we are unable to compete effectively in the online game market in China, our business, financial condition and results of operations would be materially and adversely affected.

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

•

changes in our game features and the corresponding impact on player behavior and purchasing patterns (for example, our changes in the monetization structure of ZT Online to reduce the number of in-game promotional activities led to a decrease in our APP in the third quarter of 2008);

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

•

seasonality of our sales of prepaid game cards and revenue recognition based on our game players’ behavior, during and around the Chinese New Year holidays in the first quarter, and the National Day holidays in the fourth quarter, when fewer of our targeted players play our games.

Due to these and other factors, our operating results will vary from period to period, will be difficult to predict for any given period, may be adversely affected from period to period and may not be indicative of our future performance.

Our limited resources may affect our ability to manage our growth.

Our growth to date has placed, and our anticipated further expansion will continue to place, a significant strain on our management, systems, and resources. For example, in the period following the commercial launch of our first online game in January 2006 to December 2008, our total employees (not including liaison personnel) increased from approximately 200 to 1570. We intend to increase our employee headcount even further, by increasing our number of research and development and customer service representatives. In addition to training and managing our workforce, we will need to continue to develop and improve our financial and management controls and our reporting systems and procedures. We may be unable to efficiently or effectively manage the growth of our operations, and any failure to do so may limit our future growth and materially and adversely affect our business, financial condition and results of operations.

We may not be able to successfully implement our growth strategies, which would materially and adversely affect our business, financial condition and results of operations.

We are pursuing a number of growth strategies, including developing new and/or enhanced online games and related products and services to attract more players, expanding our distribution and sales and marketing networks, strengthening our technology and operational platforms, enlarging our product development team, pursuing opportunities for acquisitions, strategic joint ventures, and investments and expanding our markets outside of China. For example, in the fourth quarter 2008 we introduced Win@Giant, an incubation program designed to identify and recruit talented individuals in the areas of game design, development, marketing and engineering. Additionally, in the third quarter of 2008, we invested in 51.com, an online social networking company, which we may cooperate with in the future in developing online social networking capabilities in our games.

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

We may not sustain our historical growth rate or profitability.

We have experienced significant revenue growth in a relatively short period of time. After commercially launching our first game in January 2006, net revenues increased by 273.9% to RMB1,527.5 million for the fiscal year 2007, from RMB408.5 million in 2006. However, in 2008, our net revenues increased by only 4.4% to RMB1,594.7 million (US$233.7 million) for fiscal year 2008. Although we believe the change in our net revenues in 2008 was largely due to a change of our in-game monetization features, we may not sustain our historical levels of revenue growth in future periods due to a number of different factors, including, among others, economic factors out of our control, competitiveness in the online game industry, in which market share can be quickly acquired or lost, the greater difficulty of growing at sustained rates from a larger net revenue base, the need to increase our research and product development expenses in order to develop new and successful games, the potential need to expend greater amounts in order to license or acquire new games, and our inability to prevent our other costs and operating expenses from increasing. Accordingly, you should not rely on the results of any prior period as an indication of our future operating performance.

Our business may be materially harmed if we do not feature our games in a sufficient number of Internet cafés in China.

A substantial number of players access our game through Internet cafés. Due to limited space on their computer hard drives, Internet cafés generally only feature a limited number of games on their computers. We thus compete with a growing number of other online game operators to ensure that our games are featured on these computers. This competition may intensify in China due to a recent nationwide suspension of approval for the establishment of new Internet cafés since 2007. We take steps to ensure that our games are featured in a sufficient number of Internet cafés, including maintaining good relationships with Internet café administrators, requiring our distributors to maintain a sales presence in a wide range of Internet cafés and general sales and marketing efforts. If we fail to maintain good relationships with Internet café administrators, or if we and/or our distributors fail to successfully persuade Internet cafés to feature our online games on their computers, our business, financial condition and operating results may be materially and adversely affected.

The limited use of PCs in China and the relatively high cost of Internet access with respect to per capita gross domestic product may limit the development of the Internet in China and impede our growth.

Although the use of PCs in China has increased in recent years, the penetration rate for PCs in China is much lower than in the United States. In addition, despite a decrease in the cost of Internet access in China due to a decrease in the cost of PCs and the introduction and expansion of broadband access, the cost of personal Internet access remains relatively high in comparison to the average per capita income in China. The PRC government has also promulgated a number of regulations to curb the growth of Internet cafés. See “—Intensified government regulation of Internet cafés could limit our ability to maintain or increase our net revenues and expand our customer base.” The limited use of PCs in China, the relatively high cost of personal Internet access and increased restrictions on Internet cafés may limit the growth of our business. Furthermore, any Internet access or telecommunications fee increase could reduce the number of players that play our online games and materially and adversely affect our business, financial condition and results of operations.

We rely on our nationwide distribution network for a significant portion of our net revenues. Failure to maintain good relationships with our distributors could materially disrupt our business and harm our net revenues.

Online payment systems in China are still in a relatively early stage of development and are not as widely acceptable to customers in China as in the United States. As a result, although we make our prepaid game cards available for purchase online using an online payment system, our business is dependent on the performance of our regional distributors. In 2007 and 2008, 90.6% and 88.53%, respectively, of our sales proceeds were generated through sales of prepaid game cards to our distributors. Our largest distributor accounted for 6.6% and 6.1%, respectively, of our sales proceeds in 2007 and 2008. Maintaining relationships with existing distributors may be difficult and time-consuming. Although we typically enter into annual contracts with our distributors, our distribution agreements are not exclusive and do not prohibit our distributors from selling our competitors’ game cards. Our failure to maintain good relationships with our distributors could restrict our sales channels or encourage our distributors to seek to distribute our competitors’ products, each of which could materially disrupt our business and harm our net revenues. Furthermore, our growth strategy entails expanding our distribution network, which may be difficult to achieve in a timely manner or at all.

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

We have significantly reduced our number of liaison personnel.

Beginning in the third quarter of 2008, we reduced our number of liaison personnel, from over 2,500 employees to approximately 1,800 employees by December 31, 2008, in order to reduce costs. We believe the reduction in our sales and marketing team will enhance our productivity while allowing us to maintain our previous ability to market our games and generate net revenues. However, the loss of approximately a third of our previous sales and marketing team may result in us being unable to sufficiently market our games, our former employees being employed by our competitors, or our remaining employees being unable to meet our productivity standards, which could materially and adversely affect our business, results of operations and financial condition.

We may be subject to administrative fines and other penalties in Taiwan.

In October 2006, we entered into a series of transactions whereby we attempted to obtain a 51% indirect equity interest in Lager Network, the Taiwan-based developer of K III and the graphics engine we use in Giant Online, and holder of the license to operate ZT Online in Hong Kong, Macau, Taiwan, Malaysia and Singapore. Our Taiwan legal counsel, Lee & Li, advised us that these transactions were void from the outset because of legal and administrative restrictions in Taiwan that apply to ownership of Taiwanese assets by PRC persons. These transactions were subsequently unwound. If the Taiwan regulators were to view our investment in Lager Network as not being void from the outset, we may be required to take further action to unwind our acquisition of Lager Network, and our rights to any consequent equity interests in Lager Network could be suspended, we could be ordered to cease and withdraw our consequent investment in Lager Network within a specified period, and we could be fined for our continued non-compliance. This could materially and adversely affect our business, results of operations and financial condition.

We could be liable for breaches of security of our website and third-party online payment system, which may have a material adverse effect on our reputation and business.

In 2007 and 2008, 9.4%, and 11.47% respectively, of our sales proceeds were generated from sales of our game points through a third-party online payment system. In such transactions, secure transmission of confidential information, such as customers’ debit and credit card numbers and expiration dates, personal information and billing addresses, over public networks, including our official game website, is essential for maintaining consumer confidence. We currently provide password protection of our VIP player accounts and verification hardware for all of our player accounts. While we have not experienced any breach of our security measures to date, such current security measures may be inadequate. In addition, we expect that an increasing number of our sales will be conducted over the Internet as result of the growing use of online payment systems. We also expect that associated online crime will likely increase accordingly. We must therefore be prepared to increase our security measures and efforts so that our customers have confidence in the reliability of the online payment system that we use. We do not have control over the security measures of our third-party online payment operator, and its security measures may not be adequate at present or may not be adequate with the expected increased usage of online payment systems. We could be exposed to litigation and possible liability if we fail to secure confidential customer information, which could harm our reputation, ability to attract customers and ability to encourage players to purchase our game points.

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

Enhancements and rules changes to our games have resulted, and may continue to result, in players deciding not to play our games or making legal claims against us, which could materially and adversely affect our business, results of operations and financial condition.

We periodically introduce expansion packs and make changes to our games based on feedback gathered from users and in order to encourage player behavior consistent with the basic principles of our game-playing environment. For example, in the third quarter of 2008, we reduced the number of promotional activities in our game, ZT Online, in order to encourage loyal and consistent players of ZT Online rather than one-time or inconsistent players from playing ZT Online. We believe this change was the main reason for the subsequent temporary decrease in our active paying players, which fell by 46.8% from approximately 1,760,000 as of the quarter ended June 30, 2008 to 937,000 as of the quarter ended September 30, 2008. Our active paying players subsequently increased by 37.6% to approximately 1,290,000 in the quarter ended December 31, 2008. However, the ability for players to adjust to game enhancements or policy changes and return to playing our games may or may not occur in response to future enhancements or changes in policies we introduce, which could materially and adversely affect our business, results of operations and financial condition.

Additionally, our players may choose to litigate if they are dissatisfied with our game adjustments. For example, in May 2007 we were sued for damages in a local court by a player in Jilin Province in response to a rule change we implemented, whereby payments of gold coins on our virtual insurance policies, exchangeable for transferable virtual items, were modified to payments of gold coin vouchers, exchangeable for non-transferable virtual items. We had made this rule change to discourage selling of these virtual items on third-party auction websites, which could result in lower revenues generated for us by our games and which we believe is inconsistent with our game-playing principles. On November 30, 2007, the court dismissed the case for the failure to state a claim. While the amount of damages sought in this lawsuit was not significant, an unfavorable judgment against us could have subjected us to lawsuits from other players seeking damages based on similar claims, the aggregate of which could be substantial. Future litigation could result in substantial costs and diversion of our resources, and could disrupt our business, as well as have a material adverse effect on our financial condition and results of operations.

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

Our future success heavily depends upon the continued services of our senior management. In particular, we rely on the expertise and experience of Yuzhu Shi, our founder, controlling beneficial owner and chief executive officer, in our business operations and game development, and rely on his personal relationships with our employees, the relevant regulatory authorities, our distributors, our advertising media and Lager Network, the developer of K III and the graphics engine we use in Giant Online and holder of the license to operate ZT Online in Hong Kong, Macau, Taiwan, Malaysia and Singapore. We do not maintain key-man life insurance for any of our senior management. If one or more of our senior management are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all. As a result, our business may be severely disrupted, our financial conditions and results of operations may be materially adversely affected, and we may incur additional expenses to recruit and train personnel.

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

Over the past 19 years, our founder, controlling beneficial owner and chief executive officer, Yuzhu Shi, previously founded, managed or was substantially involved in various enterprises, including Zhuhai Giant Hi-Tech Group Limited, or Zhuhai Giant, Giant Investment Co., Ltd., or Giant Investment, Shanghai Jiante Shengming Technology Co., Ltd., Shanghai Jiante Bio-Technology Co., Ltd., Ready Finance Limited, Stone Group Holdings Limited and Shanghai Youyuan Gardening Co., Ltd. Zhuhai Giant was founded by Mr. Shi in 1991, and Mr. Shi served as its president from 1992 to 1995. In 1998, Zhuhai Giant engaged in an unsuccessful real estate venture, which caused Zhuhai Giant to cease operations with significant outstanding debts and claims for repayment. Zhuhai Giant settled these claims through negotiations with the relevant claimants. In addition, Giant Investment and its subsidiaries were previously the subject of several claims, administrative actions and negative publicity relating to the alleged false advertising of one of its products. Previous or potential new claims relating to these enterprises, or negative publicity relating thereto, could divert Mr. Shi’s attention from the management of our company, discourage investors or lenders from providing capital or loans that we may require in the future.

If we are unable to attract, train and retain key individuals and highly skilled employees, our business may be adversely affected.

If our business continues to expand, we will need to hire and retain additional qualified employees, including skilled and experienced online game developers. Since our industry is characterized by high demand and intense competition for talent, we may need to offer higher compensation and other benefits in order to retain key personnel in the future. In the first quarter of 2009, we introduced Win@Giant, an incubation program designed to attract talented employees, developers and business partners. While this program is intended to supplement and not replace our normal hiring efforts, we cannot assure you that this program will be successful or that we will be able to attract or retain the qualified game developers or other key personnel that we will need to achieve our business objectives. As a rapidly growing company, our ability to train and integrate new employees into our operations may not meet the increasing demands of our business, which could adversely affect our business and future growth prospects.

Future acquisitions may have an adverse effect on our ability to manage our business.

Selective acquisitions form part of our strategy to expand our business. For example, in the third quarter of 2008, we acquired a 25% interest in Five One Network Development Co, or 51.com, a China based social networking company, for approximately US$51.1 million. We do not, however, have any prior experience integrating any new companies into ours or utilizing assets from acquired companies in our business, and we believe that integration of a new company’s operation and personnel will require significant management attention. 51.com is currently operating as an independent entity from us. Should we decide to further integrate 51.com or any future acquired businesses into our business, the diversion of our management’s attention from our business and any difficulties encountered in the integration process could have an adverse effect on our ability to manage our business.

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

We are in the process of registering 109 trademarks in China and 95 trademarks overseas used in our business. We cannot assure you that any of these trademark applications will ultimately proceed to registration or will result in registration with scope adequate for our business. Some of our pending applications or registrations may be successfully challenged or invalidated by others. If our trademark applications are not successful, we may have to use different marks for affected services or technologies, or enter into arrangements with any third parties who may have prior registrations, applications or rights, which might not be available on commercially reasonable terms, if at all.

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

We may be unable to maintain an effective system of internal control over financial reporting, and as a result we may be unable to accurately report our financial results or prevent fraud.

We are subject to provisions of the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on our internal control over financial reporting in our annual reports on Form 20-F. In addition, our independent registered public accounting firm must attest to and report on the operating effectiveness of our internal control over financial reporting. While our management concluded that our internal control over financial reporting is effective as of December 31, 2008, and our independent registered public accounting firm reported on our internal controls over financial reporting, our management may conclude in the future that our internal controls are not effective. Our or our independent public accounting firm’s failure to conclude that our internal control over financial reporting is effective could result in a loss of investor confidence in the reliability of our reporting processes, which could materially and adversely affect the trading price of our ADSs.

Our reporting obligations as a public company will continue to place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Our failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial reporting processes, which in turn could harm our business and negatively impact the trading price of our ADSs.

The successful operation of our business depends upon the performance and reliability of the Internet infrastructure and fixed telecommunications networks in China.

Our business depends on the performance and reliability of the Internet infrastructure in China. Almost all access to the Internet is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Information Industry of China. In addition, the national networks in China are connected to the Internet through international gateways controlled by the PRC government. These international gateways are the only channels through which a domestic user can connect to the Internet. Although the PRC government has recently pledged to improve the Internet infrastructure in China as part of its stimulus packaged introduced in the first quarter of 2009, a more sophisticated Internet infrastructure may not be developed in China. We or the players of our online games may not have access to alternative networks in the event of disruptions, failures or other problems with China’s Internet infrastructure.

We face risks associated with the licensing of our games overseas, and if we are unable to effectively manage these risks, they could impair our ability to expand our business internationally.

As of the date of this annual report, we have granted to Lager Network the license to operate ZT Online in Hong Kong, Macau, Taiwan, Malaysia and Singapore. We have also granted an exclusive license to VinaGame Software Service Joint Stock Company, or VinaGame, to operate ZT Online in Vietnam. We may further license our existing and new games in other countries and regions. The offering of our games in the international markets could expose us to a number of risks, including:

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

Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between our Cayman Islands Company and Giant Network through the irrevocable proxy agreement, whereby equity holders of Giant Network effectively assigned all of their voting rights underlying their equity interest to our Cayman Islands Company. We have entered into contractual arrangements with Giant Network pursuant to which Zhengtu Information, our wholly owned subsidiary, provides technical support and an exclusive software license to Giant Network. As a result of these contractual arrangements, under U.S. GAAP, we are also considered the primary beneficiary of Giant Network and, accordingly, we consolidate its historical results in our financial statements. For detailed descriptions of these contractual arrangements, see “Information on the Company—Organizational Structure” and “Major Shareholders and Related Party Transactions—Related Party Transactions.”

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

Under certain PRC tax laws effective until December 31, 2007, the PRC government provided various incentives to domestic companies in the software and certain technology industries in China in order to encourage development of those industries. Both Zhengtu Information and Giant Network historically received preferential income tax treatments due to their status as software enterprises and high-tech enterprises located in the Caohejing Economic Development Zone of Xuhui District of Shanghai. Specifically, both entities enjoyed a reduced enterprise income tax rate of 15%, as compared to the statutory rate of 33%, and fixed-term tax exemptions and reductions prior to 2007, and with respect to Zhengtu Information, in 2007. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation—China.” In addition, we have been receiving government financial incentives based on business taxes paid by us, and expect to continue to receive them through December 31, 2014 because there are no conditions or performance-based obligations attached to these incentives other than our continued registration in our present district in Shanghai and they are not subject to refund. These incentives were granted by the Shanghai local government, and there can be no assurance that such incentives we are currently enjoying will not be modified or challenged by the central government or the taxation authority. We received financial incentives totaling RMB1.6 million (US$0.2 million), RMB16.8 million (US$2.3 million) and RMB63.1 million (US$9.2 million) in 2006, 2007 and 2008, respectively. If these incentives are modified or otherwise challenged by any government authority, the loss will reduce our net income.

In 2007 China passed a new Enterprise Income Tax Law, or the New EIT Law, and its implementing rules, both of which became effective on January 1, 2008. The New EIT Law (i) reduces the top rate of enterprise income tax from 33% to 25%, (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules, and (iii) replaces tax incentives under the old laws with new tax incentives, subject to new qualification criteria (for example, the New EIT Law permits a new category of “high- and new-technology enterprises” to enjoy a reduced enterprise tax rate of 15%). Under the phase-out rules, enterprises established before the promulgation date of the New EIT Law and which were granted preferential EIT treatment under the then effective tax laws or regulations may continue to enjoy their preferential tax treatments until their expiration. Accordingly, Zhengtu Information, an enterprise established before the promulgation date of the New EIT Law, will continue to enjoy its preferential treatment under the phase-out rules. In addition, Zhengtu Information and Giant Network had obtained the qualification certificates of “high- and new-technology enterprises” status with a valid period of three years starting from 2008 to 2010. However, the continued qualification of a “high- and new-technology enterprises” for calendar years of 2009 and 2010 will be subject to annual evaluation by the relevant government authority in China. In addition, Zhengtu Information and Giant Network will need to apply for an additional three-year extension upon the expiration of the current qualification certificate if they desire to continue to enjoy the 15% reduced rate. We cannot assure you that the tax authorities will not, in the future, discontinue any of our preferential tax treatments, potentially with retroactive effect. The discontinuation of any of our preferential tax treatments could materially increase our tax obligations. See “Item 5.—Operating and Financial Review and Prospects—A. Operating Results—Taxation—China.”

We may be classified as a “resident enterprise” under the PRC New EIT Law; such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

The New EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. In addition, a recent circular issued by the State Administration of Taxation regarding the standards used to classify certain Chinese enterprise controlled companies established outside of China as “resident enterprises” clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when recognized by non-PRC shareholders. This recent circular also subjects such

“resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the enterprise income tax, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. In addition, the recent circular mentioned above details that certain Chinese-invested enterprises will be classified as “resident enterprises” if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the directors or senior management having voting rights. If the PRC tax authorities determine that our Cayman Island holding company a “resident enterprise,” we may be subject to enterprise income tax at the rate of 25% on our worldwide income and dividends paid by us to our non-PRC shareholders and, while less clear, capital gains recognized by them with respect to the sale of our stock, may be subject to a PRC withholding tax. This will have an impact on our effective tax rate, a material adverse effect on our net income and results of operations, and may require us to withhold tax on our non-PRC shareholders. We are actively monitoring the “resident enterprise” classification rules and are evaluating appropriate organizational changes to avoid this treatment, to the extent possible. Similar results would follow if our BVI subsidiary is considered a PRC “resident enterprise.”

Intensified government regulation of Internet cafés could limit our ability to maintain or increase our net revenues and expand our customer base.

Starting in 2001, the Chinese government began tightening its supervision of Internet cafés, closing unlicensed Internet cafés, requiring those remaining open to install software to prevent access to sites deemed subversive and requiring web portals to sign a pledge not to host subversive sites. In February 2007, 14 PRC national government authorities, including the Ministry of Information Industry, the Ministry of Culture and the General Administration of Press and Publication, jointly issued a notice suspending nationwide approval for the establishment of new Internet cafés beginning 2007 and enhancing the punishment for Internet cafés admitting minors. This suspension may continue indefinitely. Furthermore, the Chinese government’s policy, which encourages the development of a limited number of national and regional Internet café chains and discourages the establishment of independent Internet cafés, may slow down the growth of Internet cafés.

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

The online game industry in China is highly regulated by the Chinese government. Various regulatory authorities of the Chinese central government, such as the State Council, the General Administration of Press and Publications, the Ministry of Culture and the Ministry of Public Security, are empowered to issue and implement regulations governing various aspects of the online game industry.

We are required to obtain various permits or approvals from different regulatory authorities in order to operate online games. For example, an Internet content provider, or ICP, must obtain an ICP license in order to engage in any commercial ICP operations within China. In addition, an online game operator must also obtain a license from the Ministry of Culture and a license from the General Administration of Press and Publications in order to distribute games through the Internet. We do not hold an Internet publishing license, as issuances of such licenses have been temporarily suspended by the General Administration of Press and Publications. Therefore, we are currently publishing online games through third-parties who own publishing licenses, a practice that we believe our competitors and other entities in China currently engage in. Some of the licenses are subject to annual inspection by relevant government authorities, such as the ICP license. Additionally, in connection with Giant Network’s recent name change, we will be required to update Giant Network’s name on various permits and licenses. If we fail to maintain any of these required permits or approvals, we may be subject to various penalties, including fines and the discontinuation or restriction of our operations. Any such disruption in our business operations would materially and adversely affect our business, financial condition and results of operations.

Since we have licensed ZT Online to some overseas companies such as Lager Network and VinaGame for operation outside mainland China, we are required to submit our software export contracts to the data center of MOFCOM and obtain a software export contract registration license. Failure to obtain this license may cause us to incur penalties such as warning and restrictions on or discontinuation of our self-export operations. For the games K III, EOS and ZT Online II, which we expect to commercially launch in fourth quarter of 2009, there is an additional set of regulatory requirements with which we must comply. This includes obtaining game content approval from the Ministry of Culture, completing registration with MOFCOM and the State Copyright Bureau of related transfer agreements signed with Lager Network and Empire of Sports Ltd., obtaining a software product registration certificate from the Ministry of Information Industry, and obtaining a publication approval from the General Administration of Press and Publication. Any failure by us to obtain these permits or approvals may cause us to suspend operation of our online games, or otherwise cause us to incur penalties, including fines and restrictions on or discontinuation of our operations, which could materially and adversely affect our business, financial condition and results of operations.

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

We have already notified our shareholders, and the shareholders of the offshore entities in our corporate group, who are PRC residents to urge them to make the necessary applications and filings as required under this regulation. However, as a result of uncertainty concerning the reconciliation of the new regulation and ambiguities in SAFE registration procedures for registering PRC residents’ share obtained from exercise of share options, 131 PRC individuals in all who have exercised their options to purchase our ordinary shares in accordance with our Employee Share Option Scheme are currently unable to register their share ownership with Shanghai SAFE. These individuals are actively communicating with Shanghai SAFE to seek alternative solutions. We do not expect that the inability by those individuals to register share ownership with Shanghai SAFE will have a material adverse effect on our business. We are committed to complying, and to ensuring that our shareholders who are subject to the regulation comply, with the relevant rules. However, we cannot assure you that all of our shareholders who are PRC residents will comply with our request to make or obtain any applicable registrations or approvals required by the regulation or other related legislation. The failure or inability of our PRC resident shareholders to receive any required approvals or make any required registrations may subject us to fines and legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiary’s ability to make distributions or pay dividends or affect our ownership structure, as a result of which our acquisition strategy and business operations and our ability to distribute profits to you could be materially and adversely affected.

SAFE rules and regulations may limit our ability to transfer the net proceeds from our initial public offering to Giant Network, our VIE in the PRC, which may adversely affect the business expansion of Giant Network, and we may not be able to convert the net proceeds from our initial public offering into Renminbi to invest in or acquire any other PRC companies, or establish other VIEs in the PRC.

On August 29, 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The notice requires that the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of Circular 142 will result in severe penalties, such as heavy fines. As a result, Circular 142 may significantly limit our ability to transfer the net proceeds from our initial public offering to Giant Network through our subsidiary in the PRC, which may adversely affect the business expansion of Giant Network, and we may not be able to convert the net proceeds from our initial public offering into Renminbi to invest in or acquire any other PRC companies, or establish other VIEs in the PRC.

We may be subject to fines and legal sanctions if we or our employees who are PRC citizens fail to comply with recent PRC regulations relating to employee stock options granted by overseas listed companies to PRC citizens.

In December 2006, the People’s Bank of China promulgated the Administrative Measures on Individual Person Foreign Exchange, or the PBOC Regulation, setting forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under the current account and the capital account. In January 2007, SAFE issued the implementation rules for the PBOC Regulation which, among others, specified the approval requirement for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plan or stock options plan of an overseas listed company. On March 28, 2007, SAFE promulgated the Implementing Procedures on Administration of Foreign Exchange regarding PRC Individuals’ Participating in Employee Stock Ownership Plan and Stock Option Plan of Overseas Listed Companies, or the Stock Option Rule, to further clarify the formalities and application documents in connection with the subject matter. Under the Stock Option Rule, PRC citizens who are granted stock options or restricted share units, or issued restricted shares by an overseas publicly listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly-listed company, to complete certain other procedures and transactional foreign exchange matters upon the examination by, and approval of, SAFE. Failure to comply with the Stock Option Rule may subject the plan participants, the company offering the plan or the relevant intermediaries, as the case may be, to fines and legal or administrative sanctions under PRC foreign exchange regime. However, as these rules have only been recently promulgated, it is currently unclear as to how these rules will be interpreted and implemented.

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

Our operations may be adversely affected by implementation of addiction-related regulations.

The Chinese government may decide to adopt more stringent policies to monitor the online game industry as a result of adverse public reaction to perceived addiction to online games, particularly by minors. On April 15, 2007, eight PRC government authorities, including the General Administration of Press and Publications, the Ministry of Education and the Ministry of Information Industry issued a Notice on the Implementation of Online Game Anti-Addiction System to Protect the Physical and Psychological Health of Minors (the “Anti-Addiction Notice”), requiring all Chinese game operators to adopt an “anti-addiction system” in an effort to curb addiction to online games by minors. Under the anti-addiction system, three hours or less of continuous play is defined to be “healthy,” three to five hours is defined to be “fatiguing,” and five hours or more is defined to be “unhealthy.” Game operators are required to reduce the value of game benefits for minor players by half when those players reach the “fatigue” level, and to zero when they reach the “unhealthy” level. In addition, online game players in China are now required to register their identity card numbers before they can play an online game. This system allows game operators to identify which players are minors. Failure to comply with the requirements under the Anti-Addiction Notice may subject us to penalties, including but not limited to suspension of our operation of online games, revocation of our licenses and approvals for our operations, rejection or suspension of our application for approvals, licenses, or filings for any new game, or prohibiting us from operating any new game. We currently do not permit juvenile players to play our online games. If these restrictions are expanded to apply to adult players in the future, it could have a material and adverse effect on our business, financial condition and operating results.

Our corporate structure may limit our ability to receive dividends from, and transfer funds to, our PRC subsidiary, which could restrict our ability to act in response to changing market conditions.

We are a Cayman Islands holding company and substantially all of our operations are conducted through our PRC subsidiary, Zhengtu Information, and our affiliated entity, Giant Network. Current regulations in China permit our PRC subsidiaries to pay dividends to us only out of its accumulated distributable profits, if any, determined in accordance with their articles of association and PRC accounting standards and regulations. The ability of Zhengtu Information to make dividends and other payments to us may be restricted by factors that include changes in applicable foreign exchange and other laws and regulations. In particular, under PRC law, our subsidiary may only pay dividends after 10% of its after-tax profits has been set aside as reserve funds, unless such reserves have reached at least 50% of its registered capital. Such cash reserve may not be distributed as cash dividends. Further, although under the New EIT Law and its implementing rules dividends paid to us by our PRC subsidiaries would qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Zhengtu Information is also required to allocate a portion of its after-tax profits, as determined by its board of directors, to its staff welfare and bonus funds, which may not be distributed to its shareholders. In addition, if our operating subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Moreover, the profit available for distribution from our operating subsidiary is determined in accordance with generally accepted accounting principles in China. This calculation may differ from one performed in accordance with U.S. GAAP. As a result, we may not have sufficient distributions from our PRC subsidiaries to enable necessary profit distributions to us or any distributions to our shareholders in the future, the calculation of which would be based upon our financial statements prepared under U.S. GAAP.

Distributions by our PRC subsidiaries to us other than as dividends may be subject to governmental approval and taxation. Any transfer of funds from our company to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, is subject to registration or approval of Chinese governmental authorities, including the relevant administration of foreign exchange and/or the relevant examining and approval authority. These limitations on the free flow of funds between us and our PRC subsidiary could restrict our ability to act in response to changing market conditions.

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

Natural disasters may also adversely affect our business and results of operation. For example, on May 12, 2008 an earthquake of magnitude 8.0 struck southwest China and caused the death of over 70,000 people. The State Council published a public notice on observation of the three-day mourning period from May 19, 2008 to May 21, 2008. According to this public notice, all public recreational activities were to be suspended during the mourning period. In compliance with the public notice, we suspended all our three games, namely ZT Online, ZT PTP and Giant Online, and suspended revenue collection as a result of game play during the three-day period in order to express our condolences to the earthquake victims.

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

We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, all of our directors and executive officers reside within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon some of our directors and senior executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. It would also be difficult for investors to bring an original lawsuit against us or our directors or executive officers before a Chinese court based on U.S. federal securities laws or otherwise. Moreover, our PRC legal counsel, Grandall Legal Group (Shanghai), has advised us that the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts.

Any future outbreak of the H1N1 virus (swine flu), avian flu, or severe acute respiratory syndrome in China, or similar adverse public health developments, may severely disrupt our business and operations and reduce the market for our products and services.

Adverse public health epidemics or pandemics could disrupt businesses and national economies in China. For example, from December 2002 to June 2003, China and certain other countries experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS. During May and June of 2003, many businesses in China were closed by the PRC government to prevent transmission of SARS. The World Health Organization has announced that there is a high likelihood of an outbreak of avian flu, with the potential to be as disruptive if not more disruptive than SARS. Recently, the World Health Organization has warned of the global spread of the H1N1 virus (swine flu), which has been reported as affecting individuals in China and have resulted in quarantines for individuals exposed to and infected by the virus. Any recurrence of the SARS outbreak, an avian flu outbreak, an H1N1 virus outbreak or development of a similar health hazard in China, may disrupt consumer spending. In addition, health or other government regulation may require temporary closure of our offices and operations or of the third party service providers that host and maintain our servers. Lastly, such outbreak may cause the sickness or death of our key management and employees. Any of such occurrences would adversely affect our business and results of operations.

Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.

The change in value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the current policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a significant appreciation of the Renminbi against the U.S. dollar. As substantially all of our costs and expenses are denominated in Renminbi, the revaluation beginning in July 2005 and potential future revaluation has and could further increase our costs in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars we receive from our U.S. investments, if any, into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Risks Related to Our Ordinary Shares and ADSs

The market price for our ADSs may be volatile which could result in a loss to you.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to a number of factors, including:

•	actual or anticipated fluctuations in our quarterly operating results;

•	announcements of competitive developments;

•	changes in the economic performance or market valuations of companies with comparable businesses;

•	regulatory developments in China affecting us, our industry, our corporate structure or our advertisers;

•	announcements regarding litigation or administrative proceedings involving us;

•	changes in financial estimates by securities research analysts;

•	addition or departure of our executive officers;

•	release or expiry of lock-up or other transfer restrictions on our outstanding common shares or ADSs; and

•	sales or perceived sales of additional common shares or ADSs.

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

If our existing shareholders sell, indicate an intention to sell, or are perceived to intend to sell, substantial amounts of our ordinary shares in the public market, the trading price of our ordinary shares could decline. As of December 31, 2008, we had 227,018,426 outstanding ordinary shares. On October 31, 2009, the two year lockup agreement entered into by our current chief executive officer and chairman, Yuzhu Shi, during our public offering will expire with respect to 102,000,000 of our ordinary shares, which he may sell in conformance with Rules 144 and 701 of the Securities Act. In addition, the 3,629,400 ordinary shares subject to outstanding options under our 2006 Plan and 2007 Plan are eligible for sale in the public market to the extent permitted by the provisions of their various vesting agreements, lock-up agreements and Rules 144 and 701 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our ordinary shares could decline.

Our corporate actions are substantially controlled by our principal shareholders and their affiliated entities.

As at December 31, 2008, our principal shareholders and their affiliated entities owned approximately 56.16% of our outstanding ordinary shares. These shareholders, acting individually or as a group, could exert control over and substantially influence matters such as electing directors and approving mergers or other business combination transactions. For example, between February 2006 and June 2007, prior to the establishment of our current board of directors, including our independent directors, Giant Network and Zhengtu Information made interest-free advances in the total amount of RMB900.0 million to Shanghai Jiante Shengming Technology Co., Ltd., a company controlled by Yuzhu Shi, our controlling beneficial owner. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company that might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

Depending upon the value of our ADSs or ordinary shares and the nature of our assets and income over time, we could be classified as a passive foreign investment company or PFIC for U.S. federal income tax purposes. We will be classified as a PFIC in any taxable year if either: (a) the average quarterly value of our gross assets that produce passive income or are held for the production of passive income is at least 50% of the average quarterly value of our total gross assets or (b) 75% or more of our gross income for the taxable year is passive income. According to these technical rules, we would likely become a PFIC for a given taxable year if our market capitalization were to decrease significantly while we hold substantial cash and cash equivalents in that year.

We believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2008. Although we intend to conduct our business activities in a manner to reduce the risk of our classification as a PFIC in the future, we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets, and, because the value of our assets is likely to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which are likely to fluctuate, there can no assurance that we will not be classified as a PFIC for 2009 or any future taxable year. If we are a PFIC for any taxable year during which a U.S. investor held our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences would apply to the U.S. investor. See “Item 10.—Additional Information—E. Taxation—U.S. Federal Income Taxation—Passive foreign investment company.”

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

Holders of our ADSs may only exercise their voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions from a holder of ADSs in the manner set forth in the deposit agreement, the depositary will endeavor to vote the underlying ordinary shares in accordance with these instructions. Under our amended and restated memorandum and articles of association and Cayman Islands law, the minimum notice period required for convening a general meeting is five days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter at the meeting. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ordinary shares are not voted as you requested.

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

A. History and Development of the Company

We commenced operations in 2004 through Shanghai Zhengtu Network Technology Co., Ltd., a limited liability company organized under PRC laws. On October 16, 2007 this entity changed its name to Shanghai Giant Network Technology Co., Ltd., or Giant Network.

In order to implement an offshore holding company structure to comply with Chinese laws imposing restrictions on foreign ownership in the online game businesses in China, on July 26, 2006, Yuzhu Shi, our current chief executive officer and chairman, and his daughter, Jing Shi, together with 18 other individual shareholders (most of whom are direct or beneficial shareholders of Giant Network) established our current Cayman Islands holding company, Giant Network Technology Limited, or Giant, and its wholly owned subsidiary, Eddia International Group Limited, or Eddia, in the British Virgin Islands. Eddia established Shanghai Zhengtu Information Technology Co., Ltd., or Zhengtu Information, a wholly owned subsidiary in China on September 6, 2006, and contributed US$1,500,000 as its registered capital. As a result, we own 100% of the equity of Zhengtu Information through Eddia. On June 11, 2007, Giant changed its name from Giant Network Technology Limited to Giant Interactive Group Inc. On December 22, 2008, we established Giant HK, a wholly-owned subsidiary, in Hong Kong. Giant HK currently has no operations and operates as an investment holding company.

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

Our principal executive offices are located at 2/F No.29 Building, 396 Guilin Road, Shanghai, 200233, People’s Republic of China. Our telephone number at this address is +86 21 6113-9999 and our fax number is +86 21 6451-8006. Our website address is www.ga-me.com. The information contained on our website is not part of this annual report. On November 6, 2007, we completed our initial public offering, which involved the sale by us and some of our shareholders of 65,777,036 of our ADSs, representing 65,777,036 of our ordinary shares.

B. Business overview

Overview

We are a leading online game developer and operator in China in terms of market share according to iResearch Consulting Group, an independent Chinese research center. We focus on massively multiplayer online, or MMO, games that are played through networked game servers in which tens of thousands of players are able to simultaneously connect and interact.

Our first internally-developed MMO game, ZT Online, was commercially launched in January 2006. We commercially launched our second internally-developed MMO game, ZT Online PTP, a pay-to-play game based on the ZT Online free-to-play game, and our third internally-developed MMO game, Giant Online, in the fourth quarter of 2007. In the third quarter 2008, we also introduced a version of ZT Online, ZT Online Classic Edition, designed to target players of the original ZT Online who preferred the monetization model of the 2006 version of ZT Online. Our MMO games’ collective compound quarterly growth rate was 11.2% and 2.1%, respectively, in terms of peak concurrent users and average concurrent users from the quarter ended December 31, 2007 through the quarter ended December 31, 2008. ZT Online, ZT Online PTP, ZT Online Classic Edition and Giant Online together had 983,000 quarterly peak concurrent users and 512,000 quarterly average concurrent users for the year ended December 31, 2007, and had 1,505,000 quarterly peak concurrent users and 556,000 quarterly average concurrent users for the year ended December 31, 2008.

We believe that our success is largely attributable to our ability to internally develop, operate and market a high quality MMO game tailored to China’s core game player audience, which we define as players between the ages of 18 and 40. We have a team of over 598 experienced game developers as of December 31, 2008, which includes dedicated product development and enhancement teams for each of our MMO games. We believe that we will be able to leverage our national distribution and operational platform to market these games to players throughout China. We acquired the intellectual property rights to our fourth MMO game, KIII, from Lager Network, a developer in Taiwan, in the third quarter of 2007, and currently intend to commercially launch the game in China in the second half of 2009. In the first quarter of 2008, we acquired an exclusive license to operate our fifth MMO game, EOS, in China, Hong Kong, Macau and Taiwan, and intend to commercially launch EOS in the fourth quarter of 2009. We are currently internally developing our sixth MMO game, ZT Online II, and intend to commercial launch ZT Online II in the fourth quarter of 2009. We additionally are undergoing closed beta testing of our first casual MMO game, My Sweetie. See “Information on the Company—Our Games—Future Games”.

We have built nationwide distribution and marketing networks to sell and market our prepaid game cards and game points. As of December 31, 2008, our distribution network consisted of over 270 non-exclusive regional distributors and reached over 116,500 retail outlets, including Internet cafés, software stores, supermarkets, bookstores, newspaper stands and convenience stores located throughout China. We also sell game points through our official game website. As of December 31, 2008, our marketing network consisted of over 1,800 liaison personnel throughout China.

Since our commercial launch of ZT Online in January 2006 (and the introduction of ZT Online Classic Edition in the third quarter of 2008) and ZT Online PTP and Giant Online in the fourth quarter of 2007, we have continued to achieve stable net revenues and net income, despite an increasingly competitive online game market in China and a challenging global economic environment. In 2006, 2007 and 2008, our net revenues were RMB408.5 million, RMB1,527.5 million and RMB1,594.7 million (US$233.7 million) respectively. Our net income for the same periods was RMB244.6 million, RMB1,136.4 million and RMB1,113.6 million (US$163.2 million), respectively. As of the quarter ended March 31, 2009, our net revenues were RMB373.5 million (US$54.2 million). As of December 31, 2007 and December 31, 2008, deferred revenues and advances from distributors totaled RMB452.8 million and RMB489.7 million (US$71.8 million), respectively. Deferred revenues and advances from distributors represent amounts that we have received for sales of our prepaid game cards and game points that have not yet been recognized as revenues. Although substantially all of our revenues have been generated in China, starting in January 2007 we have also derived revenues from the license of ZT Online to Lager Network for operation in Hong Kong, Macau, Taiwan, Malaysia and Singapore, and starting from November of 2008, we have derived revenues from the license of ZT Online to VinaGame Software Service Joint Stock Company, or VinaGame, for operation in Vietnam.

Our Strengths

A Leader in the Online Game Market in China

We are a leading developer and operator of online games in China as measured by market share, according to iResearch. With the commercial launch of ZT Online (including ZT Online, Classic Edition), ZT Online PTP and Giant Online, our MMO games’ popularity has enabled us to attract a large player base, which we believe enriches players’ interactive game experience and stimulates the purchase of virtual items and services by our players. ZT Online, ZT Online PTP, ZT Online Classic Edition and Giant Online collectively had 983,000 and 1,505,000 quarterly peak concurrent users and 512,000 and 556,000 quarterly average concurrent users for the years ended December 31, 2007 and December 31, 2008, respectively. We have also received a number of industry awards, including, among others:

•	2008 Outstanding Internet Culture Enterprise by Ministry of Culture of the People’s Republic of China.

•

2008 China Best Online Game Develop Team awarded by 2008 Digital Interactive Entertainment Industry Annual Voting organized by the Shanghai Municipal Information Commission and the Administration of Press and Publication of Shanghai Municipality;

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

Strong Product and Technology Development and Enhancement Capabilities for the Chinese Market

We have strong product and technology development capabilities that have enabled us to develop a leading proprietary technology platform. Our server technology enables a greater number of players to interact with each other in the game environment, which we believe provides our players with an opportunity to experience more intense and varied social interaction than would be possible otherwise. ZT Online, ZT Online PTP and ZT Online Classic Edition each enable up to 40,000 players to simultaneously interact in the same shard, which we believe is more than most MMO games in China. Giant Online enables up to 1,000,000 players to play concurrently in the same shard.

We believe that our success is also attributable to our strong “player first” culture and our ability to constantly enhance and update our game features around our free-to-play model and tailor our games to our players’ preferences. As of December 31, 2008, our Shanghai-based product development team consists of over 613 software engineers, platform engineers and media specialists, most of whom have extensive experience in developing games that appeal specifically to Chinese players. In addition, in the first quarter of 2009, we launched Win@Giant, an incubation program designed to attract talented designers, developers and engineers to our team. Our first project under the Win@Giant program, the casual game, My Sweetie, is currently in closed beta testing. We have dedicated product development teams for each of our existing and upcoming games, and obtain players’ feedback and recommendations through various channels, including ideas generated through our Win@Giant incubation program, conducting online surveys, monitoring online discussion forums, conducting real time online and phone discussions with players, and organizing frequent offline player community events whereby we solicit player opinions.

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

We believe that our approach to selling virtual items and services in MMO games in China fosters player loyalty and high ARPU for our core players. For example, in order to build a virtual sword, a player must purchase raw materials that are virtually produced in our game, such as steel and gems, which the player then assembles following the completion of in-game tasks. This “build your own” virtual items and services feature allows players to personalize their purchased items, closely integrates in-game purchases with game play, and permits players to make incremental purchases to enhance virtual items they already own. To expand our base of paying players and convert non-paying players into paying players, in 2007 we were the first Chinese game company to develop innovative virtual items and services such as virtual treasure boxes, which may contain in-game items worth more than the cost of the treasure box itself, and allowing players to hire in-game “substitute players,” which enables them to raise their characters’ experience levels without actually playing. We regularly monitor and analyze in-game behavioral and consumption patterns of our players, which we believe enables us to continue developing innovative virtual items and services that match our players’ tastes.

Extensive Nationwide Distribution and Marketing Networks

We manage nationwide distribution and marketing networks in China, which build on our management team’s extensive experience and proven track record in the consumer goods industry. As of December 31, 2008, our distribution network is composed of more than 270 non-exclusive regional distributors and extends across almost all provinces in China. This network enables us to reach over 116,500 retail outlets, including Internet cafés covering substantially all of the large cities and many of the medium and smaller sized cities in China. We also work closely with our distributors in an effort to expand our reach.

In addition, as of December 31, 2008, we have established a nationwide marketing network of over 1,800 liaison personnel. We conduct frequent on-site visits to Internet cafés and which hosts and sponsors local marketing events. We carry out marketing and promotional activities throughout China, enabling us to reach a wide target audience and to introduce our games to new players.

Experienced Management Team

Our management team has extensive experience in China’s information technology and consumer goods industries, which we believe enables it to effectively develop, operate, market and support high-quality games. Our team possesses in-depth knowledge of the Chinese market, and has strong capabilities relating to the development and execution of innovative business strategies. Mr. Yuzhu Shi, our founder, chairman and chief executive officer, has 19 years entrepreneurial experience, including four years of experience in the interactive entertainment market. Mr. Shiliang Song, our chief technology officer, has been in the software industry for eight years, and has been with us since our inception. Mr. Hui Yuan, our vice president of research and development, has 14 years of experience in the software industry, and has been with us since our inception. Ms. Wei Liu, as our president, has been with us since 2007, and has worked with certain members of our key management team for more than 15 years. Mr. Lu Zhang, our chief operating officer, has been with us since our inception and has 24 years of experience in the software industry. Several core members of our management team, including Mr. Yuzhu Shi, Ms. Wei Liu, Mr. Lu Zhang, Mr. Yongjun Fei, our vice president of office administration and intellectual property center and Mr. Yonghua Lu, our vice president of sales and marketing, have worked together for approximately 15 years. The collective and complementary experience of our management team has contributed to our rapid growth and the successful execution of our strategies and is critical to our future success.

Our Strategies

Our objective is to become the largest online game developer and operator in Asia. Our business strategies include the following:

Expand and Enhance Our Product Offerings

We will continue to invest in the development of high-quality games that offer compelling game play and engaging storylines to attract and retain large player bases. We intend to focus our near-term development efforts on generating a select number of leading games in specific high-growth MMO game genres, including fantasy, medieval and science fiction. In addition, we will continue to explore opportunities to purchase or license promising third party games such as K III and EOS, or penetrate the online game market through our Win@Giant incubation program, which recently developed our first casual MMO game, My Sweetie. We also intend to continue to expand our technological infrastructure and sales and marketing capabilities, and accumulate further game development and consumer expertise, to become a more effective and vertically integrated developer and operator of online games.

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

Enhance Interactive Community Features to Attract New Players and Increase Player Loyalty

In order to attract new players and to increase the loyalty of our current community of players, we intend to enhance the range and quality of our game-related services and to provide additional interactive community features. More specifically, we will focus on expanding our “virtual community” by hosting “blogs,” enhancing our instant messenger service and using other tools to strengthen communication and interaction within our player base. In the third quarter of 2008, we acquired a 25% interest in 51.com, which we believe to be the one of the largest social networking websites in China. We plan to enable players of ZT Online, ZT Online PTP, ZT Online Classic Edition and Giant Online to use their prepaid game points and the experience points they have earned in our current games in order to develop their characters in our future games.

Expand Our Player Base in China

We plan to broaden our player base by attracting users in medium and smaller sized cities in China, where approximately a third of China’s population resides and where we believe fewer online game options are available. The minimum connection speed required to play ZT Online is 10 Kilobits per second, which connection speed we believe is available in many such medium and smaller sized cities. To expand to these cities, we intend to further expand our nationwide distribution network. We believe that these expanded networks will enable us to enlarge our nationwide player base. In order to properly manage and sustain our increased distribution and marketing efforts, we plan to improve our monitoring and inspection systems, substantially enlarge our marketing staff and increase local relationships and marketing/promotional expertise. In addition, we will continue to look for opportunities that will allow us to take advantage of emerging payment and distribution channels.

We additionally have licensed ZT Online to Lager Network for operation in Hong Kong, Macau, Taiwan, Malaysia and Singapore, and granted an exclusive license to VinaGame to operate ZT Online in Vietnam. We may expand our player base by working with local game operators to selectively offer our games to other markets, particularly South Korea, Japan and countries in Southeast Asia. We believe that these countries generally have large populations of existing online game players and advanced technology infrastructure, which represents an opportunity for us.

Strengthen Our Technology and Operational Platforms

We will further strengthen our content delivery infrastructure technology in order to continuously enhance the operating quality and stability of our games and deliver a superior player experience. We believe that our continued investment in the development of new operating and network technologies will enable us to provide a feature-rich and highly scalable game platform. For a discussion of related capital expenditures incurred in 2008, see “Operating and Financial Review and Prospectus—Capital Expenditures.”

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

Continue to Attract and Retain Quality Development Talent

We intend to continue to aggressively recruit and acquire high-quality game development personnel by leveraging the business success of ZT Online and our innovation-focused corporate culture. We plan to target seasoned technology experts with proven game development expertise and the ability to build proprietary infrastructure and development tools. To achieve this goal, we also plan to actively evaluate potential acquisition opportunities of proven game development studios and teams. As a result, in the first quarter of 2009 we introduced Win@Giant, our incubation program designed to attract talented designers, engineers, developers and potential partners to us. Additionally, we intend to provide our employees with appropriate incentives to motivate and reward strong performance, such as providing advancement opportunities, training, a more flexible working environment and an employee incentive plan. We organize different kinds of on-the-job training for employees at different levels, such as introductory training for new entry employees and advanced management training for senior management.

Pursue Opportunities for Acquisitions, Strategic Joint Ventures and Opportunistic Investments

We intend to selectively acquire other online game businesses that we view to be complementary to our own, particularly game development studios in China, to broaden our technology platform, expand our product development team and obtain access to other valuable resources. We also intend to establish relationships with and pursue strategic investments in successful companies in other industries that may complement our business and broaden our player base. For example, in the third quarter of 2008 we acquired a 25% interest in 51.com, a leading Chinese social networking site. We believe our strong understanding of the Chinese online game market, extensive player base, leading technology platform and proven product development capability will be attractive to leading international interactive entertainment companies that seek to enter the Chinese market. We may consider strategically partnering with leading interactive entertainment developers to identify game designs that may be suitable for the Chinese market, and engage in joint development efforts to localize popular foreign games for that market.

Our Games

We currently operate three MMO games, all of which we developed internally. We commercially launched our first free-to-play MMO game, ZT Online, in January 2006. We commercially launched ZT Online PTP, our first pay-to-play MMO game, and Giant Online, our second free-to-play MMO game, in the fourth quarter of 2007. In the third quarter of 2008 we also introduced ZT Online Classic Edition, a version of ZT Online aimed at regaining players who preferred the monetization structure of ZT Online in 2006. We have acquired the intellectual property rights to K III, which was developed by Lager Network, a Taiwan-based game developer, and currently plan to commercially launch the game in China in the fourth quarter of 2009. In the first quarter of 2008, we also acquired an exclusive license from Empire of Sports Ltd. to operate our fifth online game, EOS, in China, and intend to commercially launch EOS in the fourth quarter of 2009. We plan to commercially launch our third internally-developed game, ZT Online II, in the fourth quarter of 2009. Furthermore, we are currently closed beta testing our first casual MMO game, My Sweetie, the first project developed through our Win@Giant incubation program.

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

ZT Online

ZT Online, or “Zheng Tu” in Chinese, is a two-dimensional online role-playing game set in ancient China, and was the first game that was wholly developed by our internal product development team. ZT Online players assume one of five different roles, including soldiers and magicians, in 10 different “kingdoms.” Players develop skills, use magical weapons and team up with other players to fight against monsters and players from other kingdoms. Revenues from ZT Online accounted for nearly all of our net revenues in 2007 and 2008.

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

Unlike many other MMO games currently operated in China, ZT Online is free of charge to play. Players may purchase physical or virtual prepaid game cards and game points on our official game website or from Internet cafés and other distribution points which allow their characters to obtain “gold coins,” one of the currencies used in the ZT Online game. Players may also earn “silver coins” for their characters when they successfully fulfill tasks or adventures in the game world. The game also has “gold coin vouchers,” which are offered both as a salary to players who meet certain requirements and as a reward in connection with certain of our promotions. Gold coin vouchers are not exchangeable for gold coins or silver coins, and can only be used by players to purchase certain specified and non-transferable virtual items and services. Players may trade silver coins for gold coins, and vice-versa, inside the game. Neither gold coins, gold coin vouchers, nor silver coins may be used by players to purchase any items or services outside of the ZT Online game. However, certain players make use of third party auction websites to sell their game accounts, which may include gold coins, gold coin vouchers and silver coins, for real money. See “Risk Factors—Risks Relating to Our Business and Industry—Enhancements and rules changes to our games have resulted, and may continue to result, in players deciding not to play our games or making legal claims against us, which could materially and adversely affect our business, results of operations and financial condition.”

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

We commercially launched ZT Online in China in January 2006. In 2006, ZT Online was ranked by IDC as the most popular online game in China, as determined by players’ votes. In the third quarter of 2008 we additionally introduced ZT Online Classic Edition, a version of ZT Online for players who prefer the original monetization features of ZT Online in 2006. We have licensed ZT Online to Lager Network for operation in Hong Kong, Macau, Taiwan, Malaysia and Singapore, and licensed ZT Online to VinaGame for operation in Vietnam. We have obtained a software export contract registration license from MOFCOM in connection with ZT Online.

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

ZT Online PTP shares the same graphics and system requirements as ZT Online. We commercially launched ZT Online PTP in the fourth quarter of 2007.

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

We commercially launched Giant Online in the fourth quarter of 2007 and began open beta testing in the first quarter of 2008. We have obtained game content approval from the Ministry of Culture for Giant Online.

Future Games

In addition to ZT Online PTP, ZT Online Classic Edition and Giant Online, we have four MMO games in development, K III, EOS, ZT Online II and My Sweetie.

King of Kings III

We acquired the intellectual property rights to K III from Lager Network in the third quarter of 2007. See “Information of the Company—Intellectual Property.” K III is currently in its final stages of development, with individual function-testing for various gameplay elements, system stability and balance. Our product development team is presently in the process of working with Lager Network to further develop the game and tailor it to the Chinese market. We currently expect to commence closed beta testing for K III in the fourth quarter of 2009 and launch the game into open beta testing in the first quarter of 2010. K III is a three-dimensional online role-playing experience set in a European-style magical world. Players assume the roles of K III heroes as they explore across a virtual world of forests and medieval cities and castles. K III is the third installment of the King of Kings series of MMO games, which was launched in Taiwan in 1999, and which we believe was the first MMO game series to be operated in greater China.

In order to operate K III in China, we are required to comply with a set of regulatory requirements, including the procurement of certain permits and approvals. We are in the process of obtaining game content approval from the Ministry of Culture and publication approval from the General Administration of Press and Publication in connection with K III. We have registered with the State Copy Bureau of China for K III. We have completed the registration with the Ministry of Information Industry in connection with K III. See “Risk Factors—Risks Related to the Regulation of Our Business—The laws and regulations governing the online game industry in China are developing and subject to future changes. If we fail to obtain or maintain all applicable permits and approvals, our business and operations would be materially and adversely affected.”

Empire of Sports

We acquired the intellectual property rights to EOS from Empire of Sports Ltd. in the first quarter of 2008. See “Information of the Company—Intellectual Property.” EOS is an MMO featuring a wide range of sporting events. EOS began a European Private Launch by its Switzerland-based developers at the end of the first quarter of 2008. The private launch is initially limited to 5,000 VIPs, or “Very Important Players”, and provides access to selective game content. The developers expect to gradually enlarge the limit on players and unlock additional game features on a regular basis. We are currently collaborating with the European developers to adapt the game for the Chinese market, including a language translation. We intend to commercially launch EOS in China in the fourth quarter of 2009.

In order to operate EOS in China, we are required to comply with a set of regulatory requirements, including the procurement of certain permits and approvals. We have obtained game content approval from the Ministry of Culture and publication approval from the General Administration of Press and Publication for EOS. We have also completed our registration with MOFCOM in connection with EOS. See “Risk Factors—Risks Related to the Regulation of Our Business—The laws and regulations governing the online game industry in China are developing and subject to future changes. If we fail to obtain or maintain all applicable permits and approvals, our business and operations would be materially and adversely affected.”

ZT Online II

ZT Online II is an internally-developed 2-D sequel to ZT Online. ZT Online II features enriched gameplay with enhanced 2D graphics, new roles, different types of quests and a revised economic system. The majority of ZT Online II’s basic game design is now complete and ZT Online II is slated to undergo engineer testing beginning in the third quarter 2009. We are in the process of obtaining game content approval from the Ministry of Culture and publication approval from the PRC General Administration of Press and Publication for ZT Online II.

My Sweetie

My Sweetie is a 2.5D free-to-play casual MMO game, that allows players to create virtual characters, raise virtual pets on their PC desktops and go online to interact with other virtual pet-owners. It is the first project developed from the Win@Giant program. My Sweetie entered into closed beta testing in the second quarter 2009.

Operation of Our Games

Our platform support team and our maintenance team presently consist of a total of approximately 64 personnel, and are responsible for managing our game platform and our games’ in-game environments, respectively.

We rely on our platform support team to maintain and upgrade our approximately 4,197 servers in 180 server groups located in Internet data centers in eight cities throughout China. We employ platform support personnel at the locations where our server groups are housed, and therefore are able to resolve any hardware or software issues generally within several hours or less.

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

We derive many of our game development and enhancement ideas from our players by maintaining multiple channels whereby we obtain our players’ ideas and feedback. These include online surveys, online discussion forums, instant messaging and our 24-hour telephone hotline. We also introduced the Win@Giant incubation program in the first quarter of 2009 in order to solicit feedback and proposals from talented designers, engineers, developers and potential partners to us. In addition, we frequently organize offline player community events whereby we solicit player opinions. We also have a team of dedicated market researchers headed by our chief executive officer and chairman of the board, Yuzhu Shi, that plays almost all of the major MMO games presently being operated in China. This team keeps the management team informed of trends and innovations in the industry, and also monitors community interaction in other MMO games as a source of reference and ideas from a wider spectrum of players.

New Game Development

We generally require approximately 18 months to develop and commercially launch each new MMO game, from the initial proposal of the game to completion of open beta testing. The process is typically initiated by our management team, which analyzes the feasibility of each new game idea that we develop internally, and either approves further development of that idea or discards it. Game ideas that are approved by management are presented to our planning department, which presently consists of 78 employees as of December 31, 2008. The planning department then creates a game development plan, which consists of the proposed storyline, technical parameters and baseline artwork.

We assemble a dedicated development team for each new game that we propose to develop. Our development team presently has over 671 members, including software programmers, platform technicians and media specialists. Most of our software programmers and platform technicians have extensive gaming and software development experience.

We rely on our quality control department at each stage of a new game’s development to ensure the game’s quality and playability. Our quality control team presently consists of approximately 73 individuals as of December 31, 2008, most of whom have university or graduate degrees.

Most members of our development teams have extensive experience relating to online games operated in China, which we believe enables us to develop games that appeal to Chinese online game players. We plan to continue to invest in, and significantly expand, our game development capabilities.

Existing Game Enhancement

Unlike many other operators of MMO games in China, we develop most of our MMO games, including ZT Online, ZT Online PTP and Giant Online, and related updates internally and, therefore, do not need to spend time and resources to localize them for play in China. This enables us to develop games and updates relatively quickly.

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

Distribution Network

As of the first quarter of 2009, our distribution network currently includes over 270 non-exclusive regional distributors. Our distributors purchase our prepaid game cards from us at a pre-set discount. They subsequently resell our prepaid game cards to retail outlets and sub-distributors, who distribute them to Internet cafés, newsstands, convenience stores, software stores and book stores. We require full payment prior to delivery of prepaid game cards to distributors. We provide refunds for unsold inventory after six months under certain circumstances, but only to the extent that the inventory has not already expired. We have not had any refund requests from distributors since we commercially launched our first game in January 2006. We offer distributors a volume-related incentive upon the consummation of sales which is payable every six months in the form of prepaid game cards. We also provide distributors with monthly and annual performance-based bonuses, which have not been significant.

We generally enter into an annual distribution agreement with each physical and virtual prepaid game card distributor for a designated sales territory. Our distribution agreements contain both pre-set sales targets and pre-set penetration targets, whereby distributors are required to sell our prepaid game cards in a minimum number of Internet cafés in its designated sales territory. We also require that each distributor work closely with and support our marketing team and its activities. Our distribution agreements are not exclusive, and do not prohibit our distributors from working with our competitors.

Licensing of Our Games

We have licensed ZT Online to Lager Network for operation in Hong Kong, Macau, Taiwan, Malaysia and Singapore under a license agreement which extends to October 2009. Under our license agreement, we allow Lager Network to exclusively operate, promote, service, sub-license (excluding Taiwan) and distribute our games and game-related products in Hong Kong, Macau, Taiwan, Malaysia and Singapore. In return, we are entitled to ongoing usage-based royalties, which are based on the volume of consumption of game points by players with game accounts registered with Lager Network. Lager Network is responsible for the sales and marketing of ZT Online in Hong Kong, Macau, Taiwan, Malaysia and Singapore. Lager Network is also responsible for maintenance of the network infrastructure and customer service. We are responsible for the technical support for the operation of ZT Online, including providing upgraded versions and periodic updates of our game.

We have also licensed ZT Online to VinaGame Software Service Joint Stock Company, or VinaGame, for operation in Vietnam pursuant to a license and distribution agreement which expires at the third anniversary of the date when VinaGame commercially launches ZT Online in Vietnam. Under our license agreement, we allow VinaGame the exclusive rights to service marks, trade and business names, logos, slogans, characters, game titles or other properties used on or in association with ZT Online. In return, we are entitled to fixed, non-refundable and upfront payment of license fees and royalties based on revenues VinaGame generates through the sale of ZT Online prepaid cards.

Direct Online Sales

We sell virtual prepaid game cards directly to players through our official game website using an online payment system jointly supported by China Union Pay (a system provided by Shanghai ChinaPay E-Payment Service Co., Ltd), China PnR (a system provided by Shanghai China Payment and Remittance Network Technology Co., Ltd), China Alipay (a system provided by Alipay.com Co., Ltd) and China 19Pay (a system provided by Beijing Speedpay Technology Co., Ltd) which facilitates online payment from most major commercial banks within China. China Union Pay, China PnR and China Alipay charge us service fees of 0.5%, 0.6% and 0.5%, respectively, on our direct sales, which are significantly less than discounts and volume-related incentives given to distributors.

Marketing

As of December 31, 2008, we employed approximately 1,800 liaison personnel in provincial capitals and special municipalities in China. We significantly reduced our sales and marketing staff in the third quarter of 2008 from over 2,500 staff to approximately 1,800 by December 31, 2008 due to a reduction in marketing campaigns and tighter cost controls. In the near-term, we intend to keep our number of liaison personnel at current levels. We advertise our games on Internet portals such as Tencent.com, 17173.com and Sina.com. Our Internet advertisements link visitors directly to our game website, where they can register to play our games.

Our marketing team organizes promotional events at Internet cafés throughout China. These mainly consist of renting out portions of Internet cafés for players to play our games for free. We believe that this exposes our game to a larger audience and enables us to expand our player base. We also promote our games by distributing marketing posters and promotional souvenirs such as cell phone straps to Internet cafés that are part of our distribution network. We believe that these are effective strategies to reach a broad audience because a large number of our players access our games in Internet cafés and our distribution network includes more than 103,250 Internet cafés.

We organize in-game promotional events, such as lucky draws, which we believe encourages the development of virtual communities among our players, increases player interest in our games and introduces players to new features of our games. Moreover, we frequently post in-game announcements to promote new features and other improvements to our games and to announce our in-game events. In 2008, we also provided payments to administrators of Internet cafés and players of our games who attract new paying players to Giant Online over a given period of time.

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

The prepaid game cards offered by our distributors are sold in a variety of denominations, from RMB10 (approximately US$1.47) to RMB468 (approximately US$68.60). Purchasers can also purchase virtual prepaid game points on our official game website for any whole number denomination, starting at a minimum of RMB15 (approximately US$2.20).

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

As of December 31, 2008, our dedicated customer service team included 423 employees. With the growth of our player base and the expansion of our game portfolio, we expect to continue to expand the size of our customer service team. In addition to providing customer service to our players, our representatives also collect player comments and generate weekly reports for our management and operations that summarize important issues raised by players as well as how such issues have been addressed.

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

Operational Infrastructure

We believe we have reliable and secure operational infrastructure to fully support our current and planned online games. As of December 31, 2008, our server network for our game operations consisted of approximately 4,197 servers in 180 server groups with the capacity to accommodate up to six million concurrent online users. These servers, all of which are owned by us, are located at Internet data centers in eight major cities in China, including Shanghai, Beijing, Shenzhen, Xi’an, Tianjin, Zhengzhou, Jinan and Nanjing, each of which has a fully redundant power supply and diesel power generator backup.

We directly access the Internet backbone network via 85 gigabyte bandwidth lines jointly supplied by China Telecom and China Netcom. Our primary hardware suppliers include Hewlett-Packard, Huawei, Cisco and Network Appliance, and we have entered into agreements with each of them for warranty and maintenance services for our hardware platform. As of December 31, 2008, we employed 171 technical support staff to maintain our current technology infrastructure and develop new software features to further enhance the functionality of our management and security systems.

We take stringent measures to ensure the security of our and our players’ data on our servers. We have successfully obtained ISO 27001 certification, which relates to all forms of information security.

Competition

We compete principally with the following three groups of competitors in China:

•

domestic online game developers and operators in China, including CDC Corporation, Kingsoft Corporation, Perfect World Co., Ltd., Changyou.com Limited, Shanda Interactive Entertainment Limited, Tencent Holdings Ltd, Net Dragon and The9 Limited;

•

major Internet portal operators in China, including NetEase.com, Inc. and major Chinese Internet portals, all of which leverage their existing strength in aggregating content, and marketing and cross-selling among their established Internet user base to promote online games; and

•	overseas online game developers, including Blizzard Entertainment, Nineyou International Limited and Webzen Inc.

Our MMO games are currently competing with, among others, the following MMO games in China:

•	Fantasy Westward Journey, developed and operated by NetEase.com, Inc.;

•	World of Warcraft, developed by Blizzard Entertainment and operated by NetEase.com, Inc. in China;

•	Tian Long Ba Bu, developed and operated by Changyou.com Limited;

•	Zhu Xian, developed and operated by Perfect World, Co., Ltd.; and

•	MIR, developed and operated by Shanda Interactive Entertainment Limited.

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

We own the rights to over 25 domain names, including our official websites and domain names registered in connection with ZT Online.

We are currently in the process of applying for the registration of 126 trademarks in China and 151 trademarks overseas. Despite our precautions, it may be possible for third parties to obtain and use our intellectual property. Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business. See “Risk Factors—Risks Relating to Our Business—Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business.”

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

We entered into a Long Form Agreement with Empire of Sports Ltd. or EOS Ltd. on February 06, 2008 with regard to the licensing of the MMO game EOS. Pursuant to the Long Form Agreement, EOS Ltd. granted to Zhengtu Information an exclusive and non-transferable license in China to any software developed or licensed by EOS Ltd. or F4 SA to operate and/or support the operation of EOS, any variation of such software made by or on behalf of EOS Ltd or F4 SA, and any documentation provided by EOS Ltd. to Zhengtu Information in relation to such software (EOS Software). In addition, EOS Ltd. granted to Zhengtu Information a co-exclusive, non-transferable license to reproduce and use the EOS Ltd. company name and logo, certain trademarks of EOS Ltd. and certain copyrighted materials owned by or licensed to EOS Ltd. Furthermore, Zhengtu Information was granted a co-exclusive, non-transferable license to modify the manuals and other documents related to the EOS Software as shall be necessary to create appropriate end user documentation for the installation and use of the EOS Software in China. Pursuant to the Long Form Agreement, EOS Ltd. is required to provide Zhengtu Information maintenance support at no additional cost and technical support at no additional cost for the initial five to six months and at a cost to be discussed by the parties beyond the initial period. The Long Form Agreement will expire on September 15, 2011 and is unilaterally renewable by Zhengtu Information. In consideration for the distribution license, we will pay a fixed upfront fee in installments and certain royalties calculated based on our end user revenue attributable to EOS.

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

Facilities

Our principal offices, encompassing substantially all of our operations, are located on premises comprising approximately 9,700 square meters in an office building in Shanghai, China under certain leases that expire in December 31, 2009, April 30, 2010 and April 14, 2013, respectively. We lease all of our premises from unrelated third parties.

We believe our existing facilities are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

Legal and Administrative Proceedings

We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.

On November 26 and December 20, 2007, Pyramid Holdings, Inc. and Rosie L. Brooks, respectively, filed a class action against us in the United States District Court, Southern District of New York, for alleged violations of federal securities laws with our initial public offering. On July 30, 2008, the Court consolidated these actions into one class action and appointed a group of individual shareholders made up of Dunping Qui, Xie Yong, Linming Shi, and Arthur Michael Gray (the “Qui Group”) and their counsel as lead plaintiffs and lead plaintiffs’ counsel, respectively, under the Private Securities Litigation Reform Act.

On October 6, 2008, the Qui Group filed a consolidated amended complaint (the “Complaint”) asserting claims for violations of Sections 11 and 12(a)(2) of the Securities Act of 1933. The Complaint alleges that plaintiffs purchased American Depositary Shares issued pursuant to or traceable to our initial public offering and that the registration statement and prospectus for that offering contained untrue statements of material facts, omitted to state other facts necessary to make the statements made not misleading and were not prepared in accordance with the applicable rules and regulations.

Specifically, the Complaint alleges that prior to our initial public offering, we implemented a rule change to discourage “gold farming activities” in ZT Online. Gold farming occurs when companies hire individuals to play the game to generate online currency that is sold on third party websites for cash. According to the Complaint, this rule change caused a decline in average concurrent users (“ACU”) and peak concurrent users (“PCU”) and that the registration statement and prospectus in connection with our initial public offering failed adequately to disclose these declines. The Complaint seeks a declaration that action is a proper class action; damages to class members with interest; that the initial public offering be rescinded; litigation costs and expenses, including attorneys’ fees, accountants’ fees, and experts’ fees.

We filed a motion to dismiss the Complaint for failure to state a claim on November 21, 2008. This motion has been fully briefed and was deemed submitted to the Court for decision as of February 25, 2009. The Court has not scheduled a hearing on our motion to dismiss.

On January 18, 2009, Min Shen and Mu Tang filed a case against us in Wuxi Intermediate People’s Court of Jiangsu Province. The plaintiffs allege that a socket that we used in ZT Online client server infringed their copyright of certain software. The plaintiffs seek the injunctive relief of our using certain software and relief of the damages. The case is currently under Wuxi Intermediate People’s Court of Jiangsu Province hearing and we are actively defending this suit.

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

The principal Chinese regulations governing Internet content as well as online game services in China include:

•	Telecommunications Regulations (2000);

•	the Administrative Rules for Foreign Investments in Telecommunications Enterprises (2001);

•	the Administrative Measures for Telecommunications Business Operating Licenses (2001);

•	the Internet Information Services Administrative Measures (2000);

•	the Tentative Measures for Administration of Internet Culture (2003);

•	the Notice on Issues Relating to the Implementation of The Tentative Measures for Administration of Internet Culture (2003);

•	the Tentative Measures for Administration of Internet Publication (2002);

•	the Foreign Investment Industrial Guidance Catalogue (2007);

•	the Administrative Rules on Electronic Publications (1997);

•	the Administrative Measures on Software Products (2000);

•	the Notice on Enhancing the Content Review Work of Online Game Products (2004);

•	Some Opinions of the Ministry of Culture and the Ministry of Information Industry on the Development and Administration of Online Games (2005);

•	the Notice on the Work of Purification of Online Games (2005);

•	the Notice on Strengthening the Administration of Foreign Investment in the Operation of Value-Added Telecommunication Business (2006);

•	the Notice on the Implementation of Online Game Anti-addiction System to Protect the Physical and Psychological Health of Minors (2007);

•	the Administrative Measures on Internet Electronic Bulletin Board Services (2000);

•	the Measures on Computer Software Copyright Registration (2002);

•	the Notice of the Ministry of Culture on Enhancing the Supervision on Internet Culture Market (2002); and

•	the Notice relating to Further Strengthening the Administration Work on Internet Cafés and Internet Games (2007).

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

Regulation of Internet Content

The Chinese government has promulgated measures relating to Internet content through a number of ministries and agencies, including the MII, the MOC and the GAPP. These measures specifically prohibit Internet activities, which include the operation of online games that result in the publication of any content which is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of China, or compromise State security or secrets. If an ICP license holder violates these measures, the Chinese government may revoke its ICP license and shut down its websites. Under the Administrative Rules on Electronic Publications and other regulations issued by GAPP, if a PRC company is contractually authorized to publish online games imported or licensed from abroad, it must obtain the approval of, and register the copyright license contract with, GAPP. In addition, according to the Notice on the Work of Purification of Online Games jointly issued by the MOC, the MII and other governmental authorities in June 2005, online games must be registered and filed as software products in accordance with the Administrative Measures on Software Products (2000) for the purpose of being operated in China. Furthermore, in accordance with the Notice on Enhancing the Content Review Work of Online Game Products (2004) promulgated by the MOC, imported and domestic online games are subject to a content review by or filing with the MOC prior to operation of the same in China.

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

Import and Export Regulation

Our ability to obtain intellectual property rights to online games from outside of China and from Hong Kong, Macau and Taiwan is subject to several regulatory restrictions. We are required to register with MOFCOM any agreement with an exporter of technology, including those exporters based in Hong Kong, Macau, Taiwan and areas outside of China, whenever we import technologies such as online game software into China. In addition, the Ministry of Culture requires us to submit each online game that we wish to import for content review and approval. If we import into China and operate online games without obtaining game content approval, the Ministry of Culture may impose certain penalties on us, including the revocation of our Internet culture operation license that we require to operate online games in China. Furthermore, the State Copyright Bureau requires us to register copyright import agreements that relate to imported software. Without completing registration with the State Copyright Bureau, we are not permitted to publish or reproduce imported game software in China. The Ministry of Information Industry also requires us to register online games that we wish to import into China. We require this registration in order to operate an imported online game in China.

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

Software Development Activity Regulations

The Administrative Measures on Software Products promulgated by the MII on October 27, 2000 regulates the development and sale of computer software or software embedded in information systems or equipment provided to users, computer software in conjunction with computer information systems or equipment provided to users and computer software in conjunction with computer information systems integration or application services or other technical services in China. The regulation prohibits the development, production, sale or import of software products that infringe third-party intellectual property rights, contain computer viruses, endanger the safety of computer systems, contain content prohibited by the PRC government or do not comply with applicable software standards.

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

Employment Contracts

On June 29, 2007, the National People’s Congress promulgated the Employment Contract Law of PRC, or ECL, which became effective as of January 1, 2008. The ECL requires employers to provide written contracts to their employees, restricts the use of temporary workers and aims to give employees long-term job security.

Pursuant to the ECL, employment contracts lawfully concluded prior to the implementation of the ECL and continuing as of the date of its implementation shall continue to be performed. Where an employment relationship was established prior to the implementation of the ECL but no written employment contract was concluded, a contract must be concluded within one month after its implementation.

Overseas Investment by Domestic Resident Regulations

In October 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies (“Notice 75”), which became effective as of November 1, 2005. Under Notice 75, PRC residents, whether natural or legal person, must register with the relevant local SAFE branch prior to their establishment or control of an offshore entity established for the purpose of overseas equity financing involving onshore assets or equity interests held by them, and must also make filings with SAFE thereafter upon the occurrence of certain material capital changes. The notice applies retroactively to direct or indirect investments previously made by PRC residents in offshore companies. On May 29, 2007, SAFE issued guidance to its local branches for implementing Notice 75. The guidance standardizes more specific and stringent supervision on the registration relating to Notice 75. Specifically it requires PRC residents holding any equity interest in special purpose vehicles, or SPVs, directly or indirectly, controlling or nominal, to make registration with SAFE and imposes obligations on the PRC subsidiaries of SPVs to facilitate and urge registrations by relevant PRC residents and to file with SAFE the stock options granted by SPVs to any PRC resident. The registration and filing procedures under Notice 75 are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholders loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquisocial networking distributions, equity sale proceeds, or the return of funds upon a capital reduction.

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

Employee Share Options

In December 2006, the People’s Bank of China promulgated the Administrative Measures on Individual Person Foreign Exchange, or the PBOC Regulation, setting forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under the current account and the capital account. In January 2007, SAFE issued the implementation rules for the PBOC Regulation which, among others, specified the approval requirement for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plan or stock options plan of an overseas listed company. On March 28, 2007, SAFE promulgated the Implementing Procedures on Administration of Foreign Exchange regarding PRC Individuals’ Participating in Employee Stock Ownership Plan and Stock Option Plan of Overseas Listed Companies, or the Stock Option Rule, to further clarify the formalities and application documents in connection with the subject matter. Under the Stock Option Rule, PRC individuals who will participate in the employment stock ownership plan or the stock option plan of an overseas listed company are required to appoint a domestic agent to deal with the relevant foreign exchange matters in the PRC. For participants of an employment stock ownership plan, an overseas custodian bank should be retained by the domestic agent to hold on trusteeship all overseas assets held by such participants under the employment stock ownership plan. In the case of a stock option plan, a financial institution with stock brokerage qualification at the place where the overseas listed company is listed or a qualified institution designated by the overseas listed company is required to be retained to handle matters in connection with exercise or sale of stock options for the stock option plan participants. For participants who had already participated in an employment stock ownership plan or stock option plan before the date of the Stock Option Rule, the Stock Option Rule requires their domestic employers or domestic agents to make up for the relevant formalities within three months of the date of the Stock Option Rule. Failure to comply with the Stock Option Rule may subject the plan participants, the company offering the plan or the relevant intermediaries, as the case may be, to penalties under PRC foreign exchange regime. However, as these rules have only been recently promulgated, it is currently unclear as to how these rules will be interpreted and implemented.

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

Agreements that Provide Us Substantial Ability to Control and an Option to Acquire Giant Network

We have entered into certain agreements that provide us substantial ability to control Giant Network and its shareholders, and have obtained an exclusive option to purchase all of the equity interests of Giant Network. These agreements include:

•

Irrevocable Powers of Attorney. Under irrevocable powers of attorney, each of the shareholders of Giant Network has granted to the designee of Zhengtu Information, Yuzhu Shi, the power to exercise all voting rights of such shareholder in shareholders’ meetings, including but not limited to the power to determine the sale or transfer of all or part of such shareholder’s equity interest in, and appoint and elect the directors, general managers and other senior management of Giant Network. No payments are required to be made under these irrevocable powers of attorney. These irrevocable powers of attorney have terms of ten years and will be automatically renewed for another ten years unless otherwise objected to by Zhengtu Information. However, these irrevocable powers of attorney will be terminated if Zhengtu Information replaces the designee, at which time each of the shareholders will issue a new power of attorney to such new designee.

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

In the event Giant Network is liquidated or dissolved, subject to any requirements under applicable PRC law, all of its assets must be sold to Zhengtu Information or an eligible party designated by Zhengtu Information at a purchase price equal to the net assets of Giant Network or the minimum price permissible by PRC law. Giant Network’s shareholders are required to remit to Zhengtu Information any interests that have been distributed to them in connection with its liquidation or dissolution, subject to PRC law. In the event Zhengtu Information is liquidated or dissolved, following any expenditures required by PRC law and repayment of its liabilities to any creditors, all remaining assets will be distributed to its sole shareholder, Eddia.

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

•

Online Game Software Sales and Licensing Agreement. Under the online game software sales and licensing agreement between Zhengtu Information and Giant Network, Zhengtu Information has agreed to grant Giant Network an exclusive license within China to launch and sell our MMO games, ZT Online, Giant Online, and other game-related products. Our wholly owned subsidiary, Zhengtu Information, retains all the intellectual property rights associated with the game, client-end software and server software according to the agreement. Other than the initial fee to be paid by Giant Network in installments, Giant Network is also required to pay a royalty fee to Zhengtu Information on a monthly basis. The agreement states that Giant Network cannot alter the licensed software by itself or through a third party without the prior written consent of Zhengtu Information. The agreement also states that Giant Network cannot sell or sub-license the software and products outside of the PRC, or export or assist any third party to export the software and products from the PRC. Zhengtu Information is entitled to, among other things, terminate the agreement if Giant Network materially breaches the agreement. The agreement will continue to be effective until both parties agree to terminate it in writing.

D. Property, Plant and Equipment

See “Information on the Company—Facilities” and “Information on the Company—Operational Infrastructure.”

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

A. Operating Results

Overview

We are a leading online game developer and operator in China in terms of market share, according to a report published by iResearch. Our focus is on massively multiplayer online, or MMO, games.

Our first internally-developed MMO game, ZT Online, was commercially launched in January 2006. We commercially launched our second internally-developed MMO game, ZT Online PTP, a pay-to-play game based on the ZT Online free-to-play game, and our third internally-developed MMO game, Giant Online, in the fourth quarter of 2007. In the third quarter of 2008, we also introduced a version of ZT Online, ZT Online Classic Edition, in order to regain players who preferred the monetization structure of ZT Online in 2006.

ZT Online, ZT Online PTP, Giant Online and ZT Online Classic Edition together had 983,000 quarterly peak concurrent users and 512,000 quarterly average concurrent users for the year ended December 31, 2007 and 1,505,000 quarterly peak concurrent users and 556,000 quarterly average concurrent users for the year ended December 31, 2008, representing a compound quarterly growth rate of 11.2% and 2.1%, respectively, in terms of peak concurrent users and average concurrent users from the quarter ended December 31, 2007 through the quarter ended December 31, 2008.

We acquired the intellectual property rights to our fourth MMO game, King of Kings III, or K III, from Lager Network Technology, Inc., or Lager Network, in the third quarter of 2007, and plan to launch the game commercially in China in the fourth quarter of 2009. In the first quarter of 2008, we also acquired an exclusive license to operate our fifth MMO game, Empire of Sports, or EOS, in China, and plan to commercially launch EOS in the fourth quarter of 2009. We also plan to commercially launch our sixth MMO game, ZT Online II in the fourth quarter of 2009, and our seventh MMO game and first casual game, My Sweetie, which is our first developed product from our Win@Giant program, is currently in closed beta testing. It is difficult to determine if a particular MMO game will be commercially successful and, if successful, what the lifespan of that game will be. We generally anticipate that a successful MMO game will experience strong growth in terms of the number of concurrent users in the first 18 months of commercial operation, little or no growth in the second 18 months of commercial operation, and a decline, likely significant, in the number of concurrent users after 36 months of commercial operation.

We offer virtual items and services available for in-game purchase in our free-to-play games. Players of our games can obtain virtual items and services by using game points purchased through our distribution network in the form of physical or virtual prepaid game cards or directly on our game website. Currently, our prepaid game cards are sold throughout China. Our distribution network currently consists of over 270 non-exclusive regional distributors, and reaches over 116,500 retail outlets, including Internet cafés, software stores, supermarkets, bookstores, newspaper stands and convenience stores located throughout China. We also license ZT Online to Lager Network for operation in Hong Kong, Macau, Taiwan, Malaysia and Singapore, and have licensed ZT Online to VinaGame for operation in Vietnam since the fourth quarter of 2008.

Our marketing network has representatives located throughout China. These marketing representatives promote our games at Internet cafés and in local media, encouraging players to purchase our prepaid game cards.

Supporting these activities are our advertising and promotional campaigns. In 2006, we began advertising extensively on Internet portals, on television and in newspapers.

In 2006, 2007 and 2008, our net revenues were RMB408.5 million, RMB1,527.5 million and RMB1,594.7 million (US$233.7 million) respectively. Our net income for the same periods was RMB244.6 million, RMB1,136.4 million and RMB1,113.6 million (US$163.2 million), respectively. As of December 31, 2007 and December 31, 2008, deferred revenues and advances from distributors totaled RMB452.8 million and RMB489.7 million (US$71.8 million), respectively. Deferred revenues and advances from distributors represent amounts that we have received for sales of our prepaid game cards and game points that have not yet been recognized as net revenues.

Factors Affecting Our Results of Operations

We have benefited from a number of trends that are currently accelerating the growth of the online game industry in China, including overall economic growth that has resulted in increased disposable income and discretionary consumer spending; increasing use of the Internet with the growth of PC and broadband Internet penetration; growing popularity of online games, compared with other forms of entertainment; and favorable demographic trends, particularly the growth in China’s core online game-playing population. However, recent competitiveness in the online game industry in China, combined with the effects of the global economic crisis, present new challenges to our business.

Company-specific factors that may affect our future financial condition and results of operations include the following:

•	the availability, quality and playability of our games;

•

the period of time over which we recognize revenue for some of our virtual items in our free-to-play games, which in certain cases is based on the estimated lifespan of our virtual items, which are adjusted from time to time;

•	the number of games that we offer players, and our pricing relative to our competitors;

•	the popularity of our competitors’ games and the growing competitiveness in the market;

•	recent focus by our competitors on adapting to our model of a smaller number of very popular games as opposed to larger variety of games;

•	our research and development efforts, which tend to be more costly during the development stage of a new game, and ability to incorporate the latest gaming technologies and graphics into our games;

•	costs of expansion and purchase of servers and equipment in anticipation of new games;

•	our ability to streamline our costs in response to the global economic crisis;

•	changes in our game rules and the corresponding impact on player behavior and purchasing patterns;

•	the quality, variety, popularity and mix of virtual items and services available for purchase in our free-to-play games and related in-game promotional efforts;

•	game development costs and licensing or royalty payments for games potentially licensed in the future;

•	the amount of overseas licensing net revenues generated through our licensing arrangements with operators of our games;

•	our introduction of new online games, which may attract players away from our established games, and the mix of sales of our games;

•	the mix of sales through our distributors (who purchase prepaid game cards at a discount to their face value) and direct sales of game points to players through our website;

•	the breadth and depth of our distribution network and the corresponding availability of our prepaid game cards;

•	the success of our advertising and promotional efforts;

•

seasonality of our sales of prepaid game cards and revenue recognition based on our game players’ behavior, during and around the Chinese New Year holidays in the first quarter, the Labor Day holidays in the second quarter, and the National Day holidays in the fourth quarter, when fewer of our targeted players play our games; and

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

The prepaid game cards offered by our distributors are sold in a variety of denominations, from RMB10 (approximately US$1.47) to RMB468 (approximately US$68.60). Purchasers can also purchase virtual prepaid game points on our official game website for any whole number denomination, starting at a minimum of RMB15 (approximately US$2.20).

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

Revenues

Net Revenues

Online Game Net Revenues

Online game net revenues represent revenues that we generate from our free-to-play and our pay-to-play games. In 2006, 2007 and 2008, we had online game net revenues of RMB408.5 million, RMB1,521.4 million and RMB1,589.7 million (US$233.0 million), representing 100.0%, 99.6% and 99.7%, respectively, of our total net revenues in those years. The substantial majority of our online game net revenues from these years were derived from our first online game, ZT Online. Two of our games, ZT Online PTP and Giant Online, were commercially launched in the fourth quarter of 2007 and are currently in their open beta testing phases. Neither ZT Online PTP’s nor Giant Online’s revenue contribution for 2007 and 2008 was significant.

Our online game net revenues are shown net of distributor discounts and volume-related incentives and business taxes and related surcharges on the sale of prepaid game cards and game points by Giant Network. Distributor discounts were typically 11% of the face value of the prepaid game cards sold to distributors in 2008, as compared to 14% in 2007 and 16% in 2006, with volume-related incentives in the form of free prepaid game cards generally ranging from 2% to 3%. To attract distributors, new online game companies in China frequently offer higher discounts. In 2006, 2007 and 2008, our net revenues were presented net of business taxes and related surcharges of RMB35.1 million, RMB104.9 million and RMB95.4 million (US$14.0 million), respectively, equal to 7.9%, 6.4% and 5.7%, respectively, of our gross revenues in those periods. See “—Taxation—China—Business Taxes and Related Surcharges” below.

During 2006, 2007 and 2008, 85.1%, 90.6% and 88.5%, respectively, of our sales proceeds were derived from prepaid game cards (reflecting a specified amount of game points) sold through our distributors, and 14.9%, 9.4% and 11.5%, respectively, were derived from game point sales made through our official game website. As described below, we are only required to pay a 0.5-0.6% service fee (included in our cost of services) on sales of game points through our official game website.

Overseas Licensing Net Revenues

Overseas licensing net revenues represent license fees that we derive from the license of our games to other operators. We generated no overseas licensing net revenues in 2006. In 2007, we derived RMB6.1 million in overseas licensing net revenues from our license of ZT Online to Lager Network for operation in Hong Kong, Macau and Taiwan. Under our license agreement with Lager Network, we are entitled to receive from Lager Network ongoing usage-based royalties. The usage-based royalties are determined based on the volume of consumption of game points by players with game accounts registered with Lager Network. In 2008, in response to certain foreign currency restrictions between Taiwan and the PRC, we entered into an arrangement with Lager Network whereby Lager Network will pay for services rendered by certain of our employees to partially offset outstanding royalty fees due to us. Beginning on October 1, 2008, such royalty income is recorded at the fair value of the personal services paid by Lager Network on behalf of us. We have considered the recoverability of the remaining unsettled royalty fee and have made a provision for RMB6.6 million (US$1.0 million) as of December 31, 2008. In 2008, we derived RMB4.4 million (US$0.6 million) in overseas licensing net revenues from our license of ZT Online to Lager Network in Hong Kong, Macau, Taiwan, Malaysia and Singapore, and our exclusive license to VinaGame to operate ZT Online in Vietnam beginning the fourth quarter of 2008. In the future, we expect to generate greater overseas licensing net revenues by licensing additional games such as ZT Online PTP and Giant Online to operators outside of China, and by increasing the number of markets into which we license our games. We intend to remain selective in the licensing of our games to third parties and limit licensing to situations we feel present opportunities for us to expand our brand while maintaining quality control over our licensed games.

Revenue Collection

Online Game Net Revenues. We generate our online game net revenues through sales of prepaid game cards through our distribution network and game points on our website. For prepaid game card sales made through our distribution network, we receive the full purchase price, less the applicable discount, from the distributors prior to delivering the prepaid game cards to them. For sales made through our website, we receive the full purchase price, less the 0.5-0.6% service fee, which are reflected in our cost of services paid to our online payment system operator prior to issuing game points to the purchasers. As a result, we generally do not have any accounts receivable. We make available to each distributor refunds for unsold prepaid game cards after six months, but only to the extent that the cards: have not already expired; are undamaged and are not part of the first batch of prepaid game cards purchased by the distributor. Furthermore, distributors may only return a preset portion of the prepaid game cards that they had originally purchased. We have not had any refund requests from distributors since we commercially launched our first game in January 2006. Once game points are registered to a specific game account, we do not allow any refunds of game points.

Overseas Licensing Net Revenues. Under our license agreement with Lager Network, we are entitled to receive from Lager Network ongoing usage-based royalties. The ongoing usage-based royalties are determined based on the volume of consumption of game points by players with game accounts registered with Lager Network, and are payable to us by Lager Network in accordance with a mutually agreed arrangement. In 2008, we entered into an arrangement with Lager Network whereby Lager Network will pay for services rendered by certain of our employees to partially offset outstanding royalty fees due to us. Under our license agreement with VinaGame, we are entitled to ongoing usage-based royalties determined based on the volume of consumption of game points by player with game accounts registered with VinaGame and are payable to us by VinaGame in accordance with a mutually agreed schedule.

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

With respect to our free-to-play games, we recognize online game net revenue upon the consumption or expiration of virtual items or services purchased by players. For some virtual items, we recognize online game net revenues ratably over the estimated lifespan of that product or the estimated lifespan of the game. See “—Critical Accounting Policies—Revenue Recognition” below. We also recognize online game net revenue when unregistered and suspended prepaid game cards or unregistered and suspended game points purchased on our website expire, which is generally two years after the printing of physical prepaid game cards and one year from the date of issuance of virtual cards. No such revenue was recognized in 2008.

As of December 31, 2008, we had advances from distributors of RMB86.6 million (US$12.7 million) and deferred revenues of RMB403.1 million (US$59.0 million).

Cost of Services

Our cost of services primarily consists of a portion of our business taxes and surcharges, compensation for personnel operating our games, maintenance of computer equipment, co-location fees and Internet access fees and depreciation of equipment and amortization of software and other intangible assets. As of December 31, 2008, our cost of services did not include any licensing fees, as we internally developed ZT Online (including ZT Online, Classic Edition), ZT Online PTP and Giant Online.

Business Taxes and Related Surcharges

Our cost of services includes the business taxes and related surcharges that Zhengtu Information pays on revenues that it derives from its contractual arrangements with Giant Network. In 2006, 2007 and 2008, these business taxes and related surcharges constituted 30.9%, 44.0% and 30.5%, respectively, of our total cost of services, and were equal to 3.4%, 5.0% and 4.2%, respectively, of our net revenues. Giant Network incurs additional business taxes and related surcharges in connection with sales of our prepaid game cards and game points. However, we present our net revenues net of these taxes and related surcharges. See “—Taxation—China—Business Tax and Related Surcharges.”

Compensation For Personnel Operating our Games

We account for compensation expenses for our employees that are directly involved in the operation of our online games, including our maintenance team, platform team and customer support team, as a cost of service. In 2006, 2007 and 2008, these expenses constituted 28.1%, 19.2% and 19.3%, respectively, of our total cost of services and equaled 3.1%, 2.2% and 2.6%, respectively, of our net revenues. Compensation expenses include employee wages, share-based compensation and welfare benefits, such as social insurance, medical insurance, housing subsidies, unemployment insurance and pension benefits.

Maintenance of Computer Equipment, Co-location Fees and Internet Access Fees

Our costs associated with the maintenance of computer equipment, co-location fees and Internet access fees constituted 15.2%, 19.8% and 26.7%, respectively, of our total cost of services and were equal to 1.7%, 2.3% and

3.6%, respectively, of our net revenues in 2006, 2007 and 2008. The bulk of these expenses related to co-location and Internet access fees charged by third-party Internet data centers from which we operate our servers. Another large component is server maintenance. We typically rely on the Internet data centers to resolve our minor server problems, but use our own Shanghai-based maintenance team to resolve larger problems. In 2009, we expect to our co-location and Internet access fees and server maintenance costs to remain the same as 2008 level. Additionally, in the first quarter of 2008, we entered a partnership arrangement with Huawei Technologies to improve our server performance and research server platforms for online games. We may decide to install servers in new locations in China, which could increase our costs further.

Depreciation of Equipment and Amortization of Software and Other Intangible Assets

Our depreciation of equipment and amortization of software and other intangible assets related primarily to our servers and other computer equipment as well as capitalized product development costs, constituted 6.1%, 9.0% and 18.5%, respectively, of our total cost of services and were equal to 0.7%, 1.0% and 2.5%, respectively, of our net revenues in 2006, 2007 and 2008. We include depreciation and amortization expenses within our cost of services when the relevant assets are directly related to the operation of our platform and provision of online games. Depreciation and amortization expenses are characterized as operating expenses in all other cases. In 2009, we expect increases in these expenses in connection with the development of K III, EOS and ZT Online II and other potential projects.

Operating Expenses

Operating expenses consist of research and product development expenses, sales and marketing expenses, general and administrative expenses and government financial incentives. The following table sets forth a breakdown of our operating expenses for the periods indicated.

	For the year ended December 31, 2006	For the year ended December 31, 2007	For the year ended December 31, 2008
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Gross profit	363,304	1,353,450	1,376,780	201,800
Operating (expenses) income:
Research and product development expenses	(14,799)	(26,918)	(88,539)	(12,978)
Sales and marketing expenses	(80,460)	(189,403)	(241,575)	(35,409)
General and administrative expenses	(26,098)	(74,130)	(141,786)	(20,782)
Government financial incentives	1,621	16,779	63,084	9,247

Total operating expenses	(119,736)	(273,672)	(408,816)	(59,922)

Research and Product Development Expenses

Our research and product development expenses primarily consist of employee wages, share-based compensation and welfare benefits for our product development team, and the software used by our product development team, and depreciation of the computers and equipment used by our product development team.

Until a game reaches technological feasibility, we expense all research and product development expenses. We capitalize research and product development expenses for a game once that game becomes technologically feasible, and continue to capitalize those expenses until the game is commercially launched. See “—Critical Accounting Policies—Online Game Product Development Costs” below. For our first game, ZT Online, we determined that technological feasibility occurred in August 2005, and we expensed RMB4.0 million and capitalized RMB1.6 million of related development costs prior to commercial launch in January 2006. For Giant Online, we determined that technological feasibility occurred on January 21, 2007. As of December 31, 2008, we capitalized RMB8.5 million (US$1.2 million) with respect to Giant Online. In 2009, we expect our research and product development expenses to increase as we hire new research and development personnel in connection with the development of K III, EOS and ZT Online II.

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

We expect our general and administrative expenses to increase as our business expands in future periods and as we incur increased costs related to complying with our reporting obligations under the U.S. securities laws as a public company. These increased costs will include those related to our obligations under Section 404 of the Sarbanes-Oxley Act of 2002, requiring that we include our management’s report on internal control over financial reporting and an attestation by our independent registered public accounting firm as to the effectiveness of our internal control over financial reporting in our annual reports on Form 20-F.

Government Financial Incentives

Government financial incentives that Zhengtu Information and Giant Network receive from the Shanghai local government are calculated with reference to their business tax, individual income tax withholdings and enterprise income tax, as the case may be. These financial incentives are conditioned on our continued registration in our present district in Shanghai and qualification of our games as high-tech projects, and are not subject to refund back to the local government.

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

China

Income and Withholding Taxes. Zhengtu Information and Giant Network are incorporated in China, and are subject to Chinese enterprise income tax, or EIT, on their taxable income. Under certain PRC tax laws effective until December 31, 2007, because Zhengtu Information was registered in the Caohejing Economic Development Zone of Xuhui District of Shanghai and had been recognized as a “high- and new-technology enterprise,” it was granted a preferential EIT rate of 15%. Furthermore, Zhengtu Information enjoyed a two-year exemption from EIT followed by a three-year 50% reduction in its EIT rate, which started in 2006. The qualification of Zhengtu Information as a software development enterprise is required to be reassessed on an annual basis. Giant Network had been recognized as a “high- and new-technology enterprise,” and has been granted a preferential EIT rate of 15% for 2008. As Giant Network was qualified as a “Software Enterprise” in 2006 and 2007, it was exempted from EIT. We have recognized a net deferred tax asset, particularly with respect to deferred revenues and advances from distributors, to partially offset the income tax expenses for the year ended December 31, 2008.

In 2007 China passed a new Enterprise Income Tax Law, or the New EIT Law, and its implementing rules, both of which became effective on January 1, 2008. Under the New EIT Law, enterprises that were established and already enjoyed preferential tax treatments before March 16, 2007, the date on which the New EIT Law was passed, will continue to enjoy them (i) in the case of reduced tax rates, for a period of five years from January 1, 2008, subject to certain phase-out rules, or (ii) in the case of fixed-term tax holidays, until the expiration of such term. The New EIT Law also permits a new category of “high- and new-technology enterprises” to enjoy a reduced enterprise tax rate of 15%. Under these phase-out rules, we expect the applicable income tax rate of Zhengtu Information to gradually increase from its 2007 level. In addition, enterprises established before the promulgation date of the New EIT Law and which were granted preferential EIT treatment under the then effective tax laws or regulations may continue to enjoy their preferential tax treatments until their expiration. Accordingly, Zhengtu Information, an enterprise established before the promulgation date of the New EIT Law, will continue to enjoy its preferential treatment subject to the phase-out rules, under which it will continue to enjoy the 50% reduction of the EIT for the 2008 to 2010 taxable years. The 50% reduction may result in a tax rate of 9%, 10% and 11% for taxable years of 2008, 2009 and 2010 respectively. Zhengtu Information had obtained the qualification certificates of “high- and new-technology enterprises” status in 2008 with a valid period of three years starting from 2008 to 2010. However, Zhengtu Information is not allowed to enjoy the reduced tax rate under the phase-out rules as described above and the preferential income tax rate of 15% at the same time. Zhengtu Information has adopted the reduced rate under phase-out rules for its remaining 3-year tax holiday (i.e., 9%, 10% and 11% for 2008, 2009 and 2010 respectively). It is also expected that, after the remaining 3-year tax holiday expires in 2010, if Zhengtu Information continues to qualify as a “high- and new-technology enterprise”, it should be entitled to the preferential tax rate of 15% in 2011 and onwards.

Giant Network has been recognized as a “high- and new- technology enterprise” for 2008, and thus it will be subject to the 15% preferential income tax for 2008.

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

Business Taxes and Related Surcharges. We incur two different types of business taxes and related surcharges, each of which we account for differently. Giant Network is subject to Chinese business tax at the rate of 5% on the proceeds received from its sale of prepaid game cards and game points. Zhengtu Information is subject to Chinese business tax of 5% on the overseas licensing revenues it receives from Lager Network and VinaGame. These two entities are also subject to local surcharges that are related to this business tax, including city construction and education surcharges. Our net revenues are presented net of these business taxes and related surcharges, which were RMB35.1 million, RMB104.9 million and RMB95.9 million (US$14.1 million) in the year ended in the year ended December 31, 2006, 2007 and 2008, respectively.

Zhengtu Information is also subject to business tax at the rate of 5% in connection with the revenues that it derives from its contractual arrangements with Giant Network. We account for this business tax and related surcharges as a component of our cost of services. In 2006, 2007 and 2008, this amounted to RMB14.0 million, RMB76.6 million and RMB66.4 million (US$9.7 million), respectively.

Results of Operations

Comparison of Years Ended December 31, 2006, December 31, 2007 and December 31, 2008

The following tables set forth selected results of operations data by amount and as a percentage of our total net revenues for the periods indicated. You should read the following tables in conjunction with the audited consolidated financial information and related notes contained elsewhere in this annual report.

Consolidated Statement of Operations Data:

	Year Ended December 31,
	2006		2007		2008
	Amount	% of Total Net Revenues	Amount	% of Total Net Revenues	Amount	Amount	% of Total Net Revenues
	RMB	RMB	RMB	RMB	RMB	US$	RMB
	(In thousands, except percentages)
Online Game Revenue	408,499	100.00%	1,521,396	99.60%	1,589,676	233,005	99.69%
Overseas Licensing Revenue	—	—	6,140	0.40%	4,391	643	0.28%
Other Revenue, net	—	—	—	—	612	90	0.04%
Total Net Revenue	408,499	100.00%	1,527,536	100.00%	1,594,679	233,738	100.00%
Cost of Services	(45,195)	(11.10)%	(174,086)	(11.40)%	(217,899)	(31,938)	(13.66)%
Gross Profit	363,304	88.90%	1,353,450	88.60%	1,376,780	201,800	86.34%

Operating (Income) Expenses
Research and Development	(14,799)	(3.60)%	(26,918)	(1.80)%	(88,539)	(12,978)	(5.55)%
Sales and Marketing	(80,460)	(19.70)%	(189,403)	(12.40)%	(241,575)	(35,409)	(15.15)%
General and Administrative	(26,098)	(6.40)%	(74,130)	(4.90)%	(141,786)	(20,782)	(8.89)%
Government Financial Incentives	1,621	0.40%	16,779	1.10%	63,084	9,247	3.96%
Total Operating Expenses	(119,736)	(29.30)%	(273,672)	(17.90)%	(408,816)	(59,922)	(25.64)%

Income from Operations	243,568	59.60%	1,079,778	70.70%	967,964	141,878	60.70%

Interest Income	1,136	0.30%	53,878	3.50%	184,964	27,111	11.60%
Other Income and Expense	(86)	0.00%	126	0.00%	(843)	(124)	(0.05)%
Investment Income	—	—	2,562	0.20%	1,171	172	0.07%
Unrealized Loss on Investment Held-For-Trading	—	—	—	—	(300)	(44)	(0.02)%
Income Before Income Tax Expense	244,618	59.90%	1,136,344	74.40%	1,152,956	168,993	72.30%
Income tax Expense	—	—	—	—	(39,368)	(5,770)	(2.47)%
Net Income	244,618	59.90%	1,136,344	74.40%	1,113,588	163,223	69.83%

Net Revenues

Our total net revenues increased from RMB408.5 million in 2006 to RMB1,527.5 million in 2007 and RMB1,594.7 million (US$233.7 million) in 2008, or 273.9% and 4.4% growth, respectively. Substantially all of our total net revenues consisted of online game net revenues generated by ZT Online, which increased from RMB408.5 million in 2006 to RMB1,521.4 million in 2007 and decreased to RMB1,517.1 million (US$222.4 million) in 2008.

We believe that the increase from 2006 to 2007 primarily reflected significant growth in the popularity of ZT Online among online game players in China, as well as the success of certain innovative features in ZT Online, such as virtual treasure boxes, and a reduction starting in January 2007 in the discount that we give to distributors of our prepaid game cards from 16% to 14%. Furthermore, we believe that we were able to recognize a greater portion of the sales proceeds that we generated in the year ended December 31, 2007 than we were in 2006 because we had already established the estimated lifespan of the majority of our permanent virtual items, and because the popularity of our treasure boxes led to a greater portion of our revenue being recognized as consumable virtual items. See “—Critical Accounting Policies—Revenue Recognition—Online Game Net Revenues.”

In 2008, we believe the moderate increase was due to the stabilization of our player base for ZT Online as well as revenues generated from ZT Online Classic Edition and Giant Online offsetting our adjustment and change of in-game monetization features in the third quarter of 2008.

In 2007 and, with respect to VinaGame, beginning the fourth quarter of 2008, we also derived overseas licensing net revenues from usage-based royalties paid by Lager Network for their operation of ZT Online in Hong Kong, Macau, Taiwan (and Malaysia and Singapore since 2008), and from VinaGame for their operation of ZT Online in Vietnam. We generated RMB6.1 million and RMB4.4 (US$0.6 million) overseas licensing net revenues in the years ended December 31, 2007 and December 31, 2008.

Cost of Services

Our cost of services increased 285.2% from 2006 to 2007, or from RMB45.2 million in 2006 to RMB174.1 million in 2007 and increased by 25.2% in 2008, to RMB217.9 million (US$31.9 million).

From 2006 to 2007, the largest component of this increase was business taxes and related surcharges. We recognize our online game net revenues net of these business taxes and related surcharges. Starting in September 2006, as a result of our implementation of a Cayman Islands holding structure, we started incurring an additional layer of business taxes and related charges on service and royalty fees paid by Giant Network to our subsidiary, Zhengtu Information. We recognize these business taxes and related surcharges as a cost of services, which amounted to RMB14.0 million, RMB76.6 million and RMB66.4 million (US$9.7 million) in 2006, 2007 and 2008, respectively.

From 2007 to 2008, the largest component of our increase in cost of services was related to our expanding operations. Our maintenance of computer equipment, co-location fees and Internet access expenses were RMB58.2 million (US$8.5 million) in 2008, and increase of RMB23.8 million, or 69.1%, from RMB34.4 million in 2007, and an increase of RMB27.5 million, or 399.7%, from RMB6.9 million in 2006. This reflected the expansion of our server network to ensure adequate capacity to handle the increasingly large number of ZT Online players as well as players for Giant Online and ZT Online PTP. We hired a significant number of operational personnel, and our compensation costs grew to RMB42.0 million (US$6.2 million) in 2008, and increase of RMB8.5 million, or 25.3%, from RMB33.5 million in 2007, and an increase of RMB20.8 million, or 164.2%, from RMB12.7 million in 2006. Our expenses associated with the depreciation of equipment and amortization of software and other intangible assets was RMB40.3 million in 2008, and increase of RMB24.5 million, or 156.0% from RMB15.7 million in 2007, and an increase of RMB13.0 million, or 473.0%, from RMB2.7 million in 2006. This mostly related to depreciation related to our server network, which expanded significantly.

Gross Profit and Margin

Our gross profit was RMB1,376.8 million (US$201.8 million) in 2008, and increase of RMB23.3 million (US$3.4 million) from RMB1,353.5 million, or 1.7%, in 2007 and an increase of RMB990.1 million, or 272.5%, from RMB363.3 million in 2006. This growth was roughly in line with growth of our online game net revenues. Our gross margin decreased slightly from 88.9% to 88.6% from 2006 to 2007 and decreased slightly to 86.3% in 2008.

Operating Expenses

Research and Product Development Expenses

Our research and product development expenses were RMB88.5 million (US$13.0 million) in 2008, an increase of RMB61.6 million (US$9.0 million) or 228.9% from RMB26.9 million in 2007 and an increase of RMB12.1 million, or 81.9%, from RMB14.8 million in 2006.

From 2006 to 2007, the largest component of this increase was employee wages and welfare benefits for our new product development team, which was RMB24.6 million in 2007 and grew by RMB10.9 million, or 79.6%, from RMB13.7 million in 2006. This increase was related both to our hiring of additional product development personnel, and the accounting for share-based compensation to certain key employees.

From 2007 to 2008, the largest component of this increase was employee wages and welfare benefits for our new product development team, which was RMB70.9 million (US$10.4 million) in 2008, and grew by RMB46.3 million, or 188.0% from RMB24.6 million in 2007 and grew by RMB11.0 million, or 80.3%, from RMB13.7 million in 2006. This increase was related both to our hiring of additional product development personnel, and the accounting for share-based compensation to certain key employees.

Our research and product development expenses in 2006 include share-based compensation expenses of RMB3.6 million, whereas in the same period in 2007 and 2008 we incurred share-based compensation expenses of RMB8.3 million and RMB10.9 million, respectively. Our research and product development costs in 2007 were offset by RMB8.5 million in game development expenditures related to Giant Online that we capitalized. We expect our research and product development expenses to increase in 2009 as we develop our game pipeline.

Sales and Marketing Expenses

Our sales and marketing expenses were RMB241.6 million (US$35.3 million) in 2008, and increase of RMB52.2 million (US$7.6 million), or 27.5%, from RMB189.4 million in 2007 and an increase of RMB108.9 million, or 135.4%, from RMB80.5 million in 2006. The largest component of this increase consisted of compensation expenses for our sales and marketing personnel related to ZT Online, Giant Online and ZT Online PTP, which were RMB77.1 million (US$11.3 million) in 2008, and increase of RMB38.0 million, or 97.2% from RMB39.1 million in 2007.

From 2006 to 2007, the largest component of this increase consisted of our advertising expenses related to ZT Online, Giant Online and ZT Online PTP, which were RMB88.6 million in 2007, an increase of RMB43.3 million, or 95.2%, from RMB45.4 million in 2006. From 2006 to 2007, the increase in sales and marketing expenses was also due in part to: a RMB11.5 million or 328.6% increase in expenses related to promotional souvenirs for ZT Online, from RMB3.5 million to RMB15.0 million; a RMB16.3 million or 140.5% increase in employee wages and welfare benefits, from RMB11.6 million to RMB27.9 million, as a result of our hiring additional sales and marketing personnel; and a RMB13.5 million or 173.1% increase in promotional events, from RMB7.8 million to RMB21.3 million.

In 2008, the largest component to the increase in our sales and marketing expenses was attributable to our compensation expenses for our sales and marketing personnel providing marketing services to ZT Online, Giant

Online and ZT Online PTP, which were RMB77.1 million (US$11.3 million) in 2008, an increase of RMB38.0 million, or 97.2% from RMB39.1 million in 2007. The increase was also due in part to a 3282.3% increase of marketing campaign expenses for our games, particularly Giant Online, in Internet cafes, from RMB0.4 million in 2007 to RMB14.5 million (US$2.1 million) in 2008. This increase was slightly offset by decreases in our other miscellaneous expenses due to our tightened cost controls over our sales and marketing personnel and marketing campaigns.

Our sales and marketing expenses in 2006 include share-based compensation expenses of RMB0.4 million, whereas share-based compensation expenses of RMB1.0 million and RMB2.1 million (US$0.3 million) were incurred in 2007 and 2008, respectively.

General and Administrative Expenses

Our general and administrative expenses were RMB141.8 million (US$20.8 million) in 2008, an increase of RMB67.7 million (US$9.9 million), or 91.3% from RMB74.1 million in 2007, and an increase of RMB48.0 million, or 184.0%, from RMB26.1 million in 2006.

In 2007, the largest component of this increase consisted of compensation expenses derived from the imputation of interest on advances to a related party of RMB18.9 million (US$2.6 million) and share-based compensation to management of RMB13.9 million in 2007. We did not incur these types of expenses in 2006.

In 2008, the largest component of this increase consisted of employee wages and welfare benefits for administrative staff in strategic management, finance, accounting, internal control and human resource management, which were RMB71.4 million (US$10.5 million) in 2008. We also incurred RMB23.9 million (US$3.5 million) of professional fees and other consulting expenses, a 957.4% increase over RMB2.3 million in 2007 and RMB6.3 million in 2006.

Government Financial Incentives

Our proceeds from government financial incentives increased from RMB1.6 million in 2006 to RMB16.8 million in 2007 and RMB63.1 million (US$9.2 million) in 2008. The main increase in 2008 comes from the incentives received for our games qualified as high-tech projects with RMB29.5 million (US$4.3 million).

Income From Operations

In 2008, income from operations was RMB968.0 million (US$141.9 million), a decrease of RMB111.8 million (US$16.4 million), or 10.4%, from RMB1,079.8 million in 2007, and an increase of RMB836.2 million, or 343.3%, from RMB243.6 million in 2006. As a percentage of total net revenues, income from operations increased to 59.6% in 2006 to 70.7% in 2007 and decreased 60.7% in 2008. The decrease in 2008 was primarily due to the decline in our active paying players in the third quarter of 2008 due to monetization changes in ZT Online.

Interest Income

In 2008, our interest income was RMB185.0 million (US$27.1 million), an increase of RMB131.1 million (US$19.2 million), or 243.2% from RMB53.9 million in 2007, and an increase of RMB52.7 million, or 4,640.1%, from RMB1.1 million in 2006. This was primarily due to the increase in the funds that we held in interest-bearing bank deposits since 2007.

Income Tax Expense

We recognized an income tax expense of RMB39.4 million (US$5.8 million) in 2008 mainly due to Zhengtu Information, one of our main subsidiaries, completion of its two-year tax holidays and tax exempt status in 2007. Additionally, in 2008, we recognized an income tax expense of RMB28.4 million (US$4.2 million) for our Cayman company in accordance with FIN48, which was fully offset by the reversal of unrecognized tax benefits of RMB30.9 million (US$4.5 million) as a result of Giant Network’s qualification as a software enterprise for year 2007. We did not record any income tax expenses for 2006 or 2007. In 2007, we recorded a liability for unrecognized tax benefits in the amount of RMB30.9 million, representing the estimated income tax expense we would have paid for the year 2007 if Giant Network’s tax exempt status was not renewed by PRC tax authorities. The related income tax expense was fully offset by a net deferred tax credit arising from temporary differences, particularly deferred revenues and advances from distributors.

Investment Income

In 2008, our investment income amounted to RMB1.2 million (US$0.2 million), a decrease of RMB1.4 million (US$0.2 million), or 54.3%, from RMB2.6 million in 2007, due to our more conservative investment policy adopted in 2008 and the effects of the global economic crisis. We did not record any investment income in 2006.

Net Income and Margin

As a result of the foregoing, our net income increased by RMB891.7 million, or 364.5%, from RMB244.6 million in 2006 to RMB1,136.3 million in 2007 and decreased by RMB22.8 million (US$3.3 million), or 2.0% to RMB1,113.6 million (US$163.2 million) in 2008. Our net margin also increased from 59.9% in 2006 to 74.4% in 2007 and decreased to 69.8% in 2008.

Dividends

We declared US$40.6 million dividends and made full payment of such dividends on April 14, 2009. In 2007, we paid a total of RMB160.5 million (US$22.0 million) to our shareholders. In 2006 we did not pay dividends to our shareholders.

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

On November 6, 2007, we completed our initial public offering, resulting in net proceeds to us of approximately US$792.7 million, which we have used in investments as well as to fund our share repurchase program.

As of December 31, 2008, we had RMB1,696.3 million (US$248.6 million) in cash and cash equivalents. In 2008, our cash needs are derived primarily from our intended capital expenditures of RMB148.7 million (US$21.8 million), and to a lesser extent our operating expenses and our cost of services. See “—Capital Expenditures.”

	For the year ended December 31,
	2006	2007	2008
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Net of cash provided by operating activities	474,854	1,481,791	1,109,670	162,653
Net cash used in investing activities	(27,348)	(126,572)	(3,874,244)	(567,863)
Net cash provided by (used in) financing activities	(11,429)	5,540,807	(2,583,868)	(378,728)
Cash and cash equivalents at the end of the year	451,371	7,295,470	1,696,273	248,629

Operating Activities

For 2006, 2007 and 2008, our net cash provided by operating activities primarily resulted from our net income of RMB244.6 million, RMB1,136.3 million and RMB1,113.6 million (US$163.2 million), respectively. Cash flows from deferred revenues in each of these periods was RMB136.7 million, RMB188.3 million and RMB78.2 million (US$11.5 million), respectively. Deferred revenues and advances from distributors represent amounts that we have received for sales of our prepaid game cards from our distributors and game points purchased on our website that have not yet been recognized as revenues. See “—Critical Accounting Policies—Revenue Recognition—Online Game Net Revenues” below. Our cash flows from advances from distributors in 2006, 2007 and 2008 were RMB52.6 million, RMB75.2 million and RMB41.2 million (US$6.0 million), respectively. Our cash provided by operating activities was partly offset by cash used in prepayments and purchase of other current assets of RMB11.7 million in 2006, RMB24.8 million in 2007 and RMB5.0 million (US$0.7 million) in 2008. The increase in 2007 reflected an increase in prepayment of co-location fees to Internet data centers housing our servers and increased prepayment of advertising expenses, and the decrease in 2008 reflected fewer prepayments for advertising and other purchase of assets due to tightened controls on our costs and cash.

Investing Activities

In 2006, our net cash used in investing activities reached RMB27.3 million, reflecting our purchase of additional servers and improvements that we purchased for our office facilities of RMB25.7 million and our advance to related parties, net of RMB1.7 million.

In 2007, our net cash used in investing activities was RMB126.6 million, reflecting our purchase of additional property and equipment, including mainly servers, in the amount of RMB108.6 million.

In 2008, our net cash used in investing activities was RMB3,874.2 million (US$567.9 million). This increase primarily reflected our short term investments mainly in bank deposits with original maturity of more than 90 days for RMB3,376.8 million (US$495.0 million) and an available-for-sale investment in 51.com of RMB348.7 million (US$51.1 million).

We have a conservative investment strategy which involves only investing in principal guaranteed or principal protected instruments and time deposits. We have not and do not plan to invest in derivatives.

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

In 2006 and 2007 we received proceeds from a long-term loan in the amount of RMB16.1 million and RMB5.0 million, respectively. In 2007, these two loans were repaid.

In 2007 we received proceeds from our initial public offering in the amount of RMB5.8 billion representing costs incurred by us in association with our initial public offering. In August 2007 we also paid dividends to shareholders in the amount of RMB160.5 million.

In 2008 we received proceeds of RMB10.8 million (US$1.6 million) in connection with the exercise of stock options by our officers, directors and employees. In 2008, we paid dividend in the amount of RMB593.5 million (US$87.0 million). As of December 31, 2008, we also repurchased our shares from open market under our share repurchase program for a total cash payment of US$291.3 million. We believe that our current cash and cash equivalents and cash flows from operations will be sufficient to meet our anticipated cash needs for the next 12 months. We historically generate net cash quarter on quarter, with our cash balance increasing at a slower pace in 2008 due largely to the repurchase of our shares. We additionally expended RMB278.4 million (US$40.8 million) for a dividend payment to our shareholders on April 14, 2009. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments, joint ventures or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. Financing may be unavailable in amounts or on terms acceptable to us, or at all.

Capital Expenditures

Our capital expenditures were RMB33.1 million, RMB195.3 million and RMB148.7 million (US$21.8 million), respectively, in 2006, 2007 and 2008. The substantial majority of our capital expenditures have related to our purchase of servers and to a lesser extent other computer equipment. They have also included improvements for our office facilities and furniture.

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

•

for “permanent” virtual items, or those that are not consumed at a predetermined time or otherwise do not have a limitation on repeated use (for example a virtual sword), we recognize revenue ratably over the estimated lifespan of the specific item. When we commence sale of a new virtual item, including at the commercial launch of a new game, we use available information to estimate that virtual item’s lifespan. The estimated life span is determined based on the historical paying player usage pattern and playing behavior. When the life span of certain virtual items cannot be reliably determined based on historical player pattern and behavior, the related revenues are recognized over the estimated life of the related game. To determine a specific virtual item’s estimated lifespan we select a starting date, and track the lifespan of all of that type of item purchased by players on that date. For ZT Online, the time between the starting date and the point at which 95% of the tracked virtual items have been destroyed or replaced, or at which purchasers of such “permanent” virtual items have not logged into the game for more than 90 consecutive days in 2006 and 2007, and for 180 consecutive days, as of 2008 (thereby being deemed an inactive player), is used as that item’s estimated lifespan. We will continue to monitor the average lifespan of our virtual items and the estimated lifespan of our games, which may differ from the historical periods on which our revenue recognition policy was previously based. Any change in our estimates, particularly as our games mature and gain greater operating history and data and thereby enable us to refine our estimates, may result in our revenues being recognized on a different basis than in prior periods and may cause our operating results to fluctuate.

•	for unused non-permanent consumable items, we recognize revenues immediately once the designated player is deemed inactive.

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

We also recognize revenue when unregistered prepaid game cards or unregistered game points purchased directly on our website expire and are suspended, which is generally two years after the printing of physical game cards and one year from the issuance of virtual cards. Registered game points do not expire. No such revenue was recognized in 2008.

Overseas Licensing Net Revenues. We have entered into a licensing agreement with Lager Network to operate ZT Online in Hong Kong, Macau, Taiwan, Malaysia and Singapore for a term of three years. Under this licensing agreement, we are entitled to ongoing usage-based royalties determined based on the volume of consumption of game points by players with game accounts registered with Lager Network. We recognize usage-based royalties when they are earned, provided that the collectability is probable. In 2008, we entered into an arrangement with Lager Network whereby Lager Network will pay for services rendered by certain of our employees to partially offset outstanding royalty fees due to us, and beginning on October 1, 2008, the royalty income is recorded at the fair value of the personal services paid by Lager Network on behalf of us. In 2008, we entered into a licensing agreement with VinaGame to operate ZT Online in Vietnam for a term of 3 years. Under this licensing agreement, we are entitled to ongoing usage-based royalties determined based on the volume of consumed game points by player with game accounts registered with VinaGame. We recognize usage-based royalties when they are earned, provided that the collectability is probable.

Online Game Product Development Costs

We recognize software development costs for the development of software, including online games, to be sold or marketed to customers in accordance with Statement of Financial Accounting Standards, or SFAS, No. 86, “Accounting for Costs of Computer Software to be Sold, Leased, or Otherwise Marketed.” As such, we expense our game development costs incurred prior to technological feasibility. Once a game becomes technologically feasible, all subsequent development costs for that product are capitalized until that product is available for general release. Determination of technological feasibility requires significant judgment. Technological feasibility is evaluated on a game-by-game basis, but typically encompasses both technical design and game design documentation and only occurs when the online game has a proven ability to operate in an online game environment. After an online game is released, the capitalized product development costs are amortized to expense based on the expected life of the game. This expense is recorded as a component of cost of services. Since our establishment in November 18, 2004 through December 31, 2008, the amount of online game development costs qualifying for capitalization totaled RMB10.1 million (US$1.5 million). Of this amount, 15.6% relates to ZT Online and 84.4% relates to Giant Online. In 2008, we did not capitalize any online game development costs. For ZT Online and Giant Online, the capitalized development costs are being amortized over their respective estimated life spans.

Consolidation of Variable Interest Entity

We have adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 46R, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46R”). FIN 46R requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

PRC laws and regulations currently prohibit or restrict foreign-invested companies from providing Internet content services, which includes operating online games. To comply with these foreign ownership restrictions, we operate our online game business in China through our affiliated entity Giant Network, which is wholly owned by PRC citizens or entities. Giant Network holds the licenses and approvals that are required to operate our online game business. Zhengtu Information has entered into a series of contractual arrangements with Giant Network and its shareholders. See “Item C—Organizational Structure.” Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between us and Giant Network through an irrevocable proxy agreement, whereby the equity holders of Giant Network effectively assigned all of their voting rights underlying their equity interest in Giant Network to us. As a result of these contractual arrangements, we have the substantial ability to control Giant Network and absorb substantially all the profits and all the expected losses of Giant Network. Therefore, we are considered the primary beneficiary of Giant Network. Accordingly, Giant Network is a variable interest entity, or VIE, of our company under U.S. GAAP and we consolidate its results in our consolidated financial statements. We have consulted with our PRC legal counsel in assessing our ability to control Giant Network through these contractual arrangements on an annual basis. Any changes in PRC laws and regulations that affect our ability to control Giant Network might preclude us from consolidating Giant Network in the future.

Cash, cash equivalents and short-term investments

Cash and cash equivalents represent cash on hand, demand deposits and money market fund placed with banks or other financial institutions. All highly liquid investments with a stated maturity of 90 days or less from the date of purchase are classified as cash equivalents. All highly liquid investments with stated maturities of greater than 90 days but less than 365 days, are classified as short-term investments which are stated at their approximate fair value.

We account for our investments in accordance to SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”). SFAS 115 classifies the investments in debt securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by the accounting standard for financial instruments. The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading asset investments include marketable debt instruments in which we did not document our intention to hold the investments to maturity at acquisition and classified the investments as trading. Unrealized holding gains and losses for trading securities are included in earnings.

The securities that we have positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. For individual securities classified as held-to-maturity securities, we evaluate whether a decline in fair value below the amortized cost basis is other than temporary in accordance to FASB Staff Position (“FSP”) No. SFAS 115-1/124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”. If the decline in fair value is judged to be other than temporary, the cost basis of the individual security would be written down to fair value as a new cost basis and the amount of the write-down is included in earnings.

Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings. Any realized gains or losses on the sale of the investments are determined on a specific identification method, and such gains and losses are reflected as a component of interest income.

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

Available-for-Sale Investment

We have designated our investment in convertible redeemable preferred shares of Five One Network Development Co. Ltd., (“51.com”) as available-for-sale. Such available-for-sale investment is reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income in shareholders’ equity. Realized gains or losses are charged to earnings during the period in which the gain or loss is realized. If we determine a decline in fair value is other than-temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss. The new cost basis will not be changed for subsequent recoveries in fair value. Determination of whether declines in value are other-than-temporary requires significant judgment. Subsequent increases and decreases in the fair value of available-for-sale securities will be included in comprehensive income through a credit or charge to shareholders’ equity except for an other-than-temporary impairment, which will be charged to earnings.

Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings.

Income Taxes

We follow the liability method in accounting for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the year in which the differences are expected to reverse. We record a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the year that includes the enactment date.

Accounting for uncertain income tax positions

We adopted FIN 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”) on January 1, 2007 which clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. We did not incur a cumulative adjustment upon the adoption of FIN 48. We have elected to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in our consolidated statements of operations and comprehensive income.

Share-Based Compensation

We have accounted for share-based compensation that we pay to directors, management, employees, consultants and other eligible persons pursuant to the Employee Share Option Scheme, or 2006 Plan, and the 2007 Performance Incentive Plan, or the 2007 Plan, in accordance with SFAS No.123 (revised 2004) “Share- Based Payment,” or SFAS 123R, and EITF 96-18 “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.” Under the fair value recognition provisions of SFAS 123R, share-based compensation cost is measured at the grant date and service performance date for share options issued to employees and non-employees, respectively, based on the fair value of the award and is recognized as an expense on an accelerated recognition basis, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. In 2007, all our consultants were hired as employees. There were no share options issued to consultants in 2008.

On September 30, 2006, our board of directors adopted the 2006 Plan. As of December 31, 2008, we had options with respect to 12,016,100 of our ordinary shares granted and outstanding under the 2006 Plan. Our board of directors adopted the 2007 Plan on October 9, 2007 and reserved 7,800,000 ordinary shares for issuance under the 2007 Plan. As of December 31, 2008, we had options with respect to 2,289,000 of our ordinary shares granted and outstanding under the 2007 Plan. No further options will be granted by us under the 2006 Plan.

We use the binomial option pricing model to determine the fair value of our share options. The binomial model requires us to input certain complex and subjective assumptions, including our expected share price volatility over the term of the award, expected employee share option exercise behavior, risk-free interest rates and the expected forfeiture rate. With respect to expected share price volatility, we reference historical volatilities of the shares of several comparable companies. The risk-free interest rate for periods within the life of the share option is based on the U.S. Treasury yield curve in effect at the time of the related grant. We use historical turnover data to estimate the employee forfeiture rate. Prior to our initial public offering, the fair value of the ordinary shares, at the grant dates and the service performance date, was determined based on an independent third party valuation performed by Jones Lang LaSalle Sallmanns (former known as Sallmanns (Far East) Ltd.), or Sallmanns.

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

The application of its principles provided in SFAS 123R may be subject to further interpretation and refinement over time. There are significant differences among pricing models and there is a possibility that we will adopt different pricing models in the future. This may result in a lack of consistency in future periods and materially affect the fair value estimates of our share-based compensation. It may also result in a lack of comparability with other companies that use different models, methods and assumptions.

As of December 31, 2008, we had RMB64.8 million (US$9.5 million) of unrecognized share-based compensation cost related to share options issued to employees. That deferred cost is expected to be recognized over a weighted-average vesting period of 3.13 years. To the extent the actual forfeiture rate is different from original estimate, actual share-based compensation related to these awards may be different from the expectation.

Treasury Stock

We accounted for those shares repurchased as treasury stock at cost in accordance with Accounting Principles Board Opinion No. 6. The repurchased shares are shown separately from our remaining shareholders’ equity, as we have not yet decided on the ultimate disposition of such repurchased shares. When we decide to retire the treasury stock, the difference between the original issuance price and the repurchase price shall be debited into our retained earnings.

Others

For share-based payments made outside of our equity incentive plans, we record share-based compensation expenses equal to the difference between the consideration paid and the fair value of the share-based compensation. Our management determines fair value based on an independent third party valuation.

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

C. Research and Development

We established a Chengdu research and development branch in May 2008 for purposes of developing a 3-D engine server and 3-D games.

We acquired a protected server from Huawei Technologies, or Huawei, in the first quarter of 2008 in order to obtain better protection of our games against illegal game operators.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2008 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-balance sheet Arrangements

We do not have any outstanding off-balance sheet guarantees, interest rate swap transactions or foreign currency foreign contracts. We do not engage in trading activities involving non-exchange traded contracts. In our ongoing business, we do not enter into transactions involving, or otherwise form relationships with, unconsolidated entities or financials partnerships that are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

F. Tabular Disclosure of Contractual Obligations

A summary of our contractual obligations at December 31, 2008 is as follows:

	Contractual Obligations
	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total	Total
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Capital commitments	16,661	—	—	—	16,661	2,422
Operating leases(1)	17,558	12,109	8,044	—	37,711	5,527

Total	34,219	12,109	8,044	—	54,372	7,969

(1)	Operating leases are for office premises research and development facility.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. The business address of each of our directors and executive officers is 2/F No. 29 Building, 396 Guilin Road, Shanghai 200233, People’s Republic of China.

Name	Age	Position
Yuzhu Shi	46	Chairman of the Board of Directors, Chief Executive Officer
Wei Liu	41	Director, President
Lu Zhang	45	Director, Chief Operating Officer
Andrew Y. Yan	52	Independent Director
Paul C.Y. Chu	58	Independent Director
Jason Nanchun Jiang	36	Independent Director
Peter Andrew Schloss	48	Independent Director
Eric He	49	Chief Financial Officer
Shiliang Song	31	Chief Technology Officer
Hui Yuan	38	Vice President of Research and Development
Min Tang	39	Vice President of Media and Human Resource
Yonghua Lu	48	Vice President of Sales and Marketing
Yong Jun Fei	41	Vice President of Office Administration and Intellectual Property Center

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

Mr. Andrew Y. Yan has served as an independent director of our company since October 2006. Mr. Yan is a managing partner of SAIF Partners. Before joining Softbank Asia Infrastructure Fund in 2001, Mr. Yan was a managing director and the head of the Hong Kong office of Emerging Markets Partnership. From 1994 to 1995, he was the director responsible for strategic planning and business development for the Asia Pacific region at Sprint International Corporation. Mr. Yan has also worked as a research fellow at the Hudson Institute in Washington, D.C., the World Bank and the State Commission for Economic Restructuring of the State Council of the PRC. Mr. Yan was elected as “Venture Investor of the Year” in 2004 and 2007. He was also selected as one of the “Fifty Finest Private Equity Investors in the World” by the Private Equity International in 2007 and “No. 1 Venture Capitalist of the Year” by Forbes (China) in 2008. He is currently an independent non-executive director of China Resources Land Limited and Fosun International Limited. He is the non-executive director of Digital China Holdings Ltd. (all 5 companies are listed on The Stock Exchange of Hong Kong Limited). He is also the Director of Acorn International Inc., (listed on The New York Stock Exchange), ATA Inc. (listed on the NASDAQ) and Eternal Asia Supply Chain Management Ltd. (listed on the Shenzhen Stock Exchange). Mr. Yan received a master of arts degree in International Political Economy from Princeton University and a bachelor’s degree in Aeronautic Engineering from the Nanjing Aeronautic Institute.

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

Compensation of Directors and Executive Officers

In 2008, the aggregate cash compensation paid by us to our executive officers and directors was RMB8.8 million (US$1.3 million). No shares, options or benefits-in-kind were granted to our directors and executive officers and directors in 2008. For information regarding options granted to officers and directors, see Item 6.B, “Equity Incentive Plans.”

Equity Incentive Plans

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

We reserved 16,000,000 shares for issuance under the 2006 Plan. On October 1, 2006, we granted options under the 2006 Plan with respect to 9,080,000 of our ordinary shares, the vesting of which is subject to satisfaction of certain performance targets, to certain directors, employees, consultants and officers, including Wei Liu and Lu Zhang. At the time of grant, each of these options had an exercise price of RMB16 per ordinary share. On March 31, 2008, our board of directors passed a written resolution clarifying the exercise price as US$2.00, based on the exchange rate as of the date of the grant. The granted options will vest in five equal yearly installments beginning on November 15, 2007. On October 13, 2006, our board of directors passed a written resolution canceling the vesting requirement on performance criterion specified in the 2006 Plan for all grantees, and modifying the performance criterion and exercise price with respect to 590,000 ordinary shares granted to six of our employees to RMB0.02. The remaining 8,490,000 options will vest as originally scheduled.

On March 19, 2007, we granted options with respect to 920,000 of our ordinary shares under the 2006 Plan to certain officers, employees and consultants, including Eric He, our chief financial officer. The options will vest in five equal yearly installments beginning November 15, 2007. Each of these granted options had an exercise price of RMB16 per ordinary share which was subsequently amended to an exercise price of US$2.00 pursuant to a board resolution.

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

We have reserved 7,800,000 ordinary shares for issuance under the 2007 Plan. On October 17, 2007, we granted options with respect to 1,035,000 of our ordinary shares under the 2007 Plan to certain directors, officers and employees, including our four independent directors, Andrew Y. Yan (options with respect to 500,000 ordinary shares), Paul C.Y. Chu (options with respect to 60,000 ordinary shares), Jason Nanchun Jiang (options with respect to 50,000 ordinary shares), Peter Andrew Schloss (options with respect to 50,000 ordinary shares) and Eric He, our chief financial officer (options with respect to 375,000 ordinary shares). Upon the grant, 25% of the options to our independent directors shall vest on the first anniversary of the grant and the remaining 75% shall vest in 36 equal monthly installments at the end of each month thereafter. The options to be granted to officers and employees shall vest in five equal annual installments beginning on the first anniversary of the grant date. These options have an exercise price of US$15.50. As of December 31, 2008, we had options with respect to 2,289,000 ordinary shares granted and outstanding under the 2007 Plan.

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

The table below sets forth the option grants made to our directors and executive officers pursuant to the 2006 Plan and the 2007 Plan as of December 31, 2008:

Name	Number of Options	Exercise Price (/share)		Grant Date	Expiration Date
Shiliang Song	750,000		*	October 1, 2006	September 30, 2012
	600,000	US$	2.00	May 15, 2007	September 30, 2013

Eric He	750,000	US$	2.00	March 19, 2007	September 30, 2012
	500,000	US$	2.00	May 15, 2007	September 30, 2013
	375,000	US$	15.50	October 17, 2007	October 12, 2017

Hui Yuan	750,000		*	October 1, 2006	September 30, 2012
	475,000	US$	2.00	May 15, 2007	September 30, 2013

Wei Liu	108,500	US$	2.00	October 1, 2006	September 30, 2012
	500,000	US$	2.00	May 15, 2007	September 30, 2013

Lu Zhang	108,500	US$	2.00	October 1, 2006	September 30, 2012
	500,000	US$	2.00	May 15, 2007	September 30, 2013

Andrew Y. Yan (Director)	500,000	US$	15.50	October 17, 2007	October 12, 2017
Jason Jiang (Director)	50,000	US$	15.50	October 17, 2007	October 12, 2017
Paul Chu (Director)	60,000	US$	15.50	October 17, 2007	October 12, 2017
Peter Schloss (Director)	50,000	US$	15.50	October 17, 2007	October 12, 2017

*	The exercise price of these options was originally RMB16. In October 2006, we reduced the exercise price as to 150,000 of these options to RMB0.02.

Employment Agreements

We have entered into, or are in the process of entering into, employment agreements with each of our executive officers. We may terminate their employment for cause at any time, without notice or remuneration, for certain acts including but not limited to acts of personal dishonesty in connection with an executive officer’s employment by us which are intended to result in the executive officer’s substantial personal enrichment or reasonably likely to materially harm us, any conviction of a crime which our board of directors reasonably believes has had or will have a material detrimental effect on our reputation or business, willful misconduct that is materially injurious to us, or continued violations of an executive officer’s obligations to us after we have delivered a written demand for compliance. An executive officer may terminate employment upon a material reduction of or removal from his or her duties, position or responsibilities without the executive officer’s express written consent, a material reduction of the executive officer’s compensation or benefits, a material reduction of the facilities and perquisites available to the executive officer without express prior written consent, or the relocation of the executive officer to a facility or location more than 50 miles from his or her current location without his or her express prior written consent, but in each case only if we fail to cure these issues within a reasonable time. Upon the occurrence of any of these events, the departing executive officer will be entitled to receive a severance payment equal to one year of his or her annualized base salary. An executive officer may also terminate his or her employment for other reasons or no reason at all after providing prior written notice of at least 30 days, in which case the departing executive officer will not be entitled to receive any severance payments. We may terminate the employment of any of our executive officers without cause by giving him or her prior written notice of at least 30 days. In the case of termination without cause, the executive officer will be entitled to a severance payment in an amount equal to one year of his or her annualized base salary.

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

Terms of Directors and Executive Officers

Our officers are elected by and serve at the discretion of the board of directors. Under our articles of association, our directors are not subject to a term of office other than staggered board provisions in accordance with our articles of association, and hold office until such time as they are removed from office by resolution of our board of directors if, without special leave of absence from the board, that director is absent from meetings of the board for 6 consecutive months. A director will be removed from office if, among other things, the director (i) gives notice in writing to us that he or she resigns from us; (ii) becomes bankrupt or makes any arrangement or composition with his or her creditors; (iii) dies or is found by our company to be or becomes of unsound mind; or (iv) if our members by ordinary resolution resolve that he or she should be removed as a director. Remuneration paid to our directors is determined by the board of directors, including benefits upon termination, if any.

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

D. Employees

We had 589, 1,016 and 1,570 employees as of December 31, 2006, 2007 and 2008, respectively. Approximately 84% of our employees have earned at least a junior college degree. The following table shows the number of our employees by position as of December 31, 2008.

	Number of Employees	Percentage of Total (%)
Customer service	423	27
Product development	598	38
General and administration	249	16
Technical and platform support	64	4
Operations	107	7
Sales and marketing	56	3
Quality control	73	5

Total	1,570	100

In December 2008, we entered into contracts with 34 intermediary institutions to employ approximately 1,800 liaison personnel throughout China.

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

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of May 31, 2009, the latest practicable date by:

•	each of our directors and executive officers who beneficially own our ordinary shares; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 225,850,293 ordinary shares outstanding as of May 31, 2009.

Ordinary Shares Beneficially Owned
Name	Number	Percent
Directors and Executive Officers
Yuzhu Shi(1)	126,690,687	56.09%
Wei Liu(2)	2,221,700	0.98%
Lu Zhang(3)	1,721,800	0.76%
Yonghua Lu	*	*
Eric He	*	*
Min Tang	*	*
Andrew Y. Yan	*	*
Hui Yuan	*	*
Shiliang Song	*	*
Jason Nanchun Jiang	*	*
Paul Chu	*	*
Peter Andrew Schloss	*	*
Yongjun Fei	*	*
Other 5% Shareholders
Jing Shi(4)	24,690,687	10.93%
Citi (Nominees) Limited	126,257,036	55.90%

*	Upon exercise of options currently exercisable or vested within 60 days after the date of this annual report, would beneficially own less than 1% of our ordinary shares.
(1)	Includes 102,000,000 ordinary shares held by Union Sky Holding Group Limited, a British Virgin Islands company owned by Yuzhu Shi, and 24,690,687 ordinary shares beneficially owned by Jing Shi, Yuzhu Shi’s daughter, through Vogel Holding Group Limited.
(2)	Includes 2,000,000 ordinary shares held by Goodview Profit Holdings Limited, a British Virgin Islands company owned by Wei Liu and options to purchase 221,700 ordinary shares held by Wei Liu.
(3)	Includes 1,500,000 ordinary shares held by Baros Profit Limited, a British Virgin Islands company owned by Lu Zhang and options to purchase 221,800 ordinary shares held by Lu Zhang.
(4)	Includes 24,690,687 ordinary shares held by Vogel Holding Group Limited, a British Virgin Islands company owned by Jing Shi. Its address is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

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

Advances and Loans between the Company and Executive Officers and Shareholders

In March 2006, Giant Network provided an interest-free advance in the amount of RMB15.0 million to Shanghai Jiante Shengming Technology Co., Ltd., or Shanghai Jiante, a company owned and controlled by our chairman and chief executive officer, Yuzhu Shi. This advance was repaid in May 2006. In February and March 2007, Giant Network provided additional interest-free advances to Shanghai Jiante in the amounts of RMB256.0 million and RMB78.0 million, respectively. In February and June 2007, Zhengtu Information also provided interest-free advances to Shanghai Jiante in the amount of RMB166.0 million and RMB400.0 million, respectively. Shanghai Jiante repaid RMB220.0 million of these advances in July 2007, and the remaining RMB680.0 million in August 2007. No related party advances or loans will be made in the future without the prior approval of our audit committee.

Our chief financial officer, Eric He, served as a supervisor of Lager Information Ltd., Co., or Lager Information, from 2004 to June 2009. In August 2006, Giant Network provided an interest-free loan to a wholly owned subsidiary of Lager Information in the amount of RMB2.5 million. The loan was repaid by Lager Information on behalf of its subsidiary in June 2007.

Transactions with Lager Network

On May 3, 2007, we agreed to acquire the intellectual property rights of K III from Lager Network. On August 31, 2007, we paid the purchase consideration of 4,000,000 of our ordinary shares, valued at RMB66.3 million.

We recorded royalty fees of RMB6.5 million and RMB3.8 million (US$0.6 million) received and receivable from Lager Network for the years ended December 31, 2007 and December 31, 2008, respectively. We and Lager Network entered into an arrangement in 2008 whereby Lager Network will pay on our behalf for services rendered by certain of our employees to partially offset the outstanding royalty fees we are owed. The total amount of paid on behalf as a result of the arrangement was approximately RMB2.4 million (US$0.4 million) in 2008. We have considered the recoverability of the remaining unsettled royalty fee and made a provision of RMB6.6 million (US$1.0 million) as of December 31, 2008.

Employment Agreements

See Item 6.B, “Directors, Senior Management and Employees—Compensation—Employment Agreements.”

Share Options

See Item 6.B, “Directors, Senior Management and Employees—Compensation—2007 Employee Share Incentive Plan.”

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

On February 27, 2009, our board of directors declared a cash dividend payable to our shareholders as of record as of March 27, 2009 for a total amount of approximately US$40.8 million. This dividend was fully paid to our shareholders on April 14, 2009.

In the future, cash dividends, if any, will be at the discretion of our board of directors, subject to the approval of our shareholders, and will depend upon our future operations and earnings, capital requirements and surplus, general financial conditions, shareholders’ interests, contractual restrictions and other factors as our board of directors may deem relevant. We can pay dividends only out of profits or other distributable reserves. Cash dividends on our ordinary shares will be paid in U.S. dollars. Except for the dividend payment described above, we currently intend to retain all of our available funds and any future earnings to operate and expand our business. In China, the payment of dividends is subject to limitations. Chinese regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with Chinese accounting standards and regulations. Under current Chinese laws, regulations and accounting standards, Zhengtu

Information is required to allocate at least 10% of its after-tax profit based on Chinese accounting standards to its general reserves each year until the accumulative amount of those reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. As of December 31, 2008, these general reserves amounted to RMB21.5 million (US$3.2 million). Therefore, Zhengtu Information will no longer have to allocate additional profits to its general reserves. In addition, at the discretion of its board of directors, Zhengtu Information may allocate a portion of its after-tax profits to its enterprise development and employee welfare funds. Neither the enterprise development funds nor the employee welfare funds may be distributed to equity owners.

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

Price Range of Our ADSs

Our ADSs are listed for trading on the New York Stock Exchange under the symbol “GA”. The following table sets forth the monthly high and low trading prices of our ADSs on the New York Stock Exchange for the periods indicated:

	High	Low
2007
November	20.46	9.57
December	13.67	9.50
2008
January	13.30	9.68
February	12.12	10.00
March	12.84	9.06
April	16.60	11.31
May	17.20	12.51
June	14.70	11.81
July	12.25	8.93
August	10.78	8.46
September	9.42	6.20
October	6.99	5.37
November	6.82	5.00
December	6.49	5.68
2009
January	6.51	5.31
February	6.62	5.51
March	7.47	6.24
April	8.88	6.70
May	8.85	7.31
June (through June 18, 2009)	9.57	7.50

On June 18, 2009, the closing sale price of our ADSs as reported on the New York Stock Exchange was US$8.04 per ADS.

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

D. Exchange Controls

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange. Foreign currency exchange regulation in China is primarily governed by the following rules:

•	Foreign Exchange Administration Rules (1996), as amended in August 2008, or the Exchange Rules; and

•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

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

On August 29, 2008, SAFE promulgated a notice, Circular 142, regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The notice requires that the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used.

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

People’s Republic of China Taxation

In 2007 China passed a new Enterprise Income Tax Law, or the New EIT Law, and its implementing rules, both of which became effective on January 1, 2008. The New EIT Law created a new “resident enterprise” classification, which, if applied to us, would impose a 10% withholding tax on dividends payable to our non-PRC shareholders and, while less clear, with respect to gains derived by our non-PRC shareholders from disposition of our shares or ADSs, if such dividends or gains are determined to have been derived from sources within China. The New EIT Law and its implementing rules are unclear as to how to determine the sources of such dividends or gains.

If we are not deemed as a resident enterprise, then dividends payable to our non-PRC shareholders and gains from disposition of our shares of ADSs by our non-PRC shareholders will not be subject to PRC income tax withholding.

U.S. Federal Income Taxation

This discussion describes certain material U.S. federal income tax consequences to U.S. Holders (as defined below) of the purchase, ownership and disposition of our ADSs and ordinary shares. This discussion does not address any aspect of U.S. federal gift or estate tax, or the state, local or non-U.S. tax consequences of an investment in our ADSs and ordinary shares. This discussion does not apply to U.S. Holders who are a member of a class of holders subject to special rules, such as:

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

For purposes of the U.S. federal income tax discussion below, you are a “U.S. Holder” if you beneficially own ADSs or ordinary shares as capital assets for U.S. federal income tax purposes and are:

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

For U.S. federal income tax purposes, income earned through a U.S. or non-U.S. partnership or other flow-through entity is attributed to its owners. Accordingly, if a partnership or other flow-through entity holds ADSs or ordinary shares, the tax treatment of the holder will generally depend on the status of the partner or other owner and the activities of the partnership or other flow-through entity.

Dividends on ADSs and ordinary shares

Subject to the “Passive Foreign Investment Company” discussion below, if we make distributions and you are a U.S. Holder, the gross amount of any distributions with respect to your ADSs and ordinary shares (including the amount of any taxes withheld therefrom) will generally be includible in your gross income on the day you actually or constructively receive such income as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. If you are a non-corporate U.S. Holder, including an individual, and have held your ADSs and ordinary shares for a sufficient period of time, dividend distributions on our ADSs and ordinary shares will generally constitute qualified dividend income taxed at a preferential rate (generally 15% for dividend distributions before January 1, 2011) as long as our ADSs or ordinary shares continue to be readily tradable on the New York Stock Exchange or another established securities market in the United States. You should consult your own tax advisor as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.

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

Passive foreign investment company

In general, we will be classified as a passive foreign investment company (“PFIC”) in any taxable year if either: (a) the average quarterly value of our gross assets that produce passive income or are held for the production of passive income is at least 50% of the average quarterly value of our total gross assets or (b) 75% or more of our gross income for the taxable year is passive income (such as certain dividends, interest or royalties). For purposes of the above tests, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. For purposes of the first test: (a) any cash and cash invested in short-term, interest bearing, debt instruments, or bank deposits that are readily convertible into cash will generally count as producing passive income or held for the production of passive income, and (b) the total value of our assets is calculated based on our market capitalization.

We believe that we were not PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2008. Although we intend to conduct our business activities in a manner to reduce the risk of our classification as a PFIC in the future, we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets, and, because the value of our assets is likely to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which are likely to fluctuate, there can no assurance that we will not be classified as a PFIC for 2009 or any future taxable year.

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

Under certain attribution rules, if we are a PFIC, you will be deemed to own your proportionate share of lower-tier PFICs, and will be subject to U.S. federal income tax on (a) a distribution on the shares of a lower-tier PFIC and (b) a disposition of shares of a lower-tier PFIC, both as if you directly held the shares of such lower-tier PFIC.

If we were a PFIC in any year, as a U.S. Holder, you would be required to make an annual return on IRS Form 8621 regarding your ADSs and ordinary shares. You should consult with your own tax advisor regarding reporting requirements with regard to your ADSs and ordinary shares.

If we were a PFIC in any year, you would generally be able to avoid the “excess distribution” rules described above by making a timely so-called “mark-to-market” election with respect to your ADSs and ordinary shares provided our ADSs or ordinary shares are “marketable.” Our ADSs or ordinary shares will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the New York Stock Exchange. If you made this election in a timely fashion, you would generally recognize as ordinary income or ordinary loss the difference between the fair market value of your ADSs or ordinary shares on the first day of any taxable year and their value on the last day of that taxable year. Any ordinary income resulting from this election would generally be taxed at ordinary income rates and would not be eligible for the reduced rate of tax applicable to qualified dividend income. Any ordinary losses would be limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ADSs or ordinary shares would be adjusted to reflect any such income or loss. You should consult your own tax advisor regarding potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ADSs or ordinary shares. The mark-to-market election will not be available for any lower tier PFIC that is deemed owned pursuant to the attribution rules discussed above. We do not intend to provide you with the information you would need to make or maintain a “Qualified Electing Fund” election and you will, therefore, not be able to make or maintain such an election with respect to your ADSs and ordinary shares.

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

PROSPECTIVE PURCHASERS OF OUR ADSS AND ORDINARY SHARES SHOULD CONSULT THEIR OWN TAX ADVISOR REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF OUR ADSS AND ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR NON-U.S. JURISDICTION AND INCLUDING ESTATE, GIFT AND INHERITANCE LAWS.

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

We are subject to the informational requirements of the Exchange Act and file reports and other information with the Securities and Exchange Commission. Reports and other information which we filed with the Securities and Exchange Commission, including this annual report on Form 20-F, may be inspected and copied at the public reference room of the Securities and Exchange Commission at 450 Fifth Street N.W. Washington D.C. 20549.

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

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our exposure to interest rate risk relates to interest rates on our deposits in money market funds, time deposits and principal protected investment. We have not used any derivative financial instruments to manage our interest rate risk exposure. Historically, we have not been exposed to material risks due to changes in interest rates on any deposits in money market funds; however, future interest rates on our deposits in money market funds may decrease due to changes in market interest rates. We are currently not engaged in any interest rate hedging activities.

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The depreciation of the U.S. dollar against RMB was approximately 7% and 6% in 2007 and 2008, respectively. While the international reaction to the RMB appreciation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. Most of our revenues and costs are denominated in RMB, while a significant portion of our cash, cash equivalents, short-term financial assets and an available-for-sale investment are denominated in U.S. dollars and held by our Cayman holding company. Our exposure to foreign exchange risk primarily relates to those financial assets denominated in U.S. dollars, mainly as a result of proceeds from our initial public offering. We have not hedged exposures denominated in foreign currencies using any derivative financial instruments. Any significant revaluation of RMB against the U.S. dollar may materially affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADS in U.S. dollars.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 3.9%, 1.8%, 1.5%, 4.8% and 5.9% in 2004, 2005, 2006, 2007 and 2008 respectively.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not applicable.

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None of these events occurred in any of the years ended December 31, 2006, 2007 and 2008.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

The rights of securities holders and use of proceeds have not been materially modified.

ITEM 15.	CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our “disclosure controls and procedures” (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report (the “Evaluation Date”), have concluded that as of the Evaluation Date our disclosure controls and procedures were effective and designed to ensure that all material information required to be included in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and to ensure that information required to be disclosed is accumulated and communicated to our management, including our principal executive and financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008 using criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2008 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Our independent registered public accounting firm, Ernst & Young Hua Ming, has audited the effectiveness of internal control over financial reporting as of December 31, 2008, as stated in its report, which is included herein.

Changes in Internal Control over Financial Reporting

As we reported in the 2007 annual report on Form 20-F, there were material weaknesses identified in our internal control over financial reporting. In order to remedy the material weaknesses, we have undertaken various initiatives to strengthen our internal control over financial reporting and improve our U.S. GAAP financial closing-related policies and procedures. These initiatives include hiring additional qualified professionals with relevant experience for our finance and accounting department, increasing the level of interaction among our management, audit committee and other external advisors, establishing formal financial review and monitoring functions and policies, provide additional training to our existing personnel, including areas of new and emerging accounting standards, enhance our accounting and finance policy and procedure manuals to provide guidance to our finance and accounting department.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Giant Interactive Group, Inc.

We have audited Giant Interactive Group, Inc.’s (the “Company”) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying “Management’s Annual Report on Internal Control Over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Giant Interactive Group Inc. (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of the Company as of December 31, 2007 and 2008, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for the years ended December 31, 2006, 2007 and 2008, and our report dated June 17, 2009, expressed an unqualified opinion thereon.

Ernst & Young Hua Ming

Shanghai, The People’s Republic of China

June 17, 2009

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

	For the Year Ended December 31,
	2006	2007	2008
	(In thousands of RMB)
Audit fees(1)	—	12,000	9,910
Audit-related fees(2)	—	1,203	870
Tax fees(3)	—	630	892

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent auditors for the audit of our annual financial statements and the review of our comparative interim financial statements, which also included the issuance of the audit and review of financial statements and other assurance services rendered in connection with our initial public offering in 2007. Beginning in 2008, “audit fees” additionally refer to integrated audit, including financial audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.
(2)	“Audit related fees” represents aggregate fees billed for professional services rendered by our independent auditors for the assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”
(3)	“Tax fees” represents the aggregated fees billed for professional services rendered by our auditors for tax compliance, tax advice, and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Ernst & Young Hua Ming, including audit services, audit-related services, tax services and other services as described above are approved by the Audit Committee prior to the commencement of services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

On December 24, 2007, we began a share repurchase program. Under such share repurchase program, our management was authorized to repurchase up to US$200.0 million of our ADSs. In 2007 and 2008, we repurchased 1.4 million ADSs and 16.1 million ADSs, respectively under such share repurchase program for a total consideration of RMB126.5 million and RMB1,320.1 million (US$193.5 million), respectively. This plan terminated in accordance with its terms on February 13, 2008 with a total of 17.5 million ADSs repurchased amounting to RMB1,446.6 million (US$200.0 million).

On August 11, 2008, our board of directors unanimously authorized management to repurchase up to US$150.0 million of our ADSs (“Share Repurchase Plan”). Our board of directors also agreed to review the Share Repurchase Program periodically, and to adjust the amount authorized for repurchase as necessary. As of December 31, 2008, under the Share Repurchase Plan, we have repurchased 14.9 million ADSs amounting to RMB667.3 million (US$97.8 million).

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Units)		(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
Month: December 2007 (December 26, 2007 to December 31, 2007)	1,429,100 shares	US$	12.0813	17,265 shares	US$	182,677,425.02
Month: January 2008 (January 2, 2008 to January 31, 2008)	13,073,600 shares	US$	11.57	14,502,700 shares	US$	31,376,461.27
Month: February 2008 (February 1, 2008 to February 8, 2008)	2,981,400 shares	US$	10.52	17,484,100 shares	US$	807.89
Month: March 2008 (March 1, 2008 to March 31, 2008)				17,484,100 shares	US$	807.89
Month: April 2008 (April 1, 2008 to April 30, 2008)				17,484,100 shares	US$	807.89
Month: May 2008 (May 1, 2008 to May 31, 2008)				17,484,100 shares	US$	807.89
Month: June 2008 (June 1, 2008 to June 30, 2008)				17,484,100 shares	US$	807.89
Month: July 2008 (July 1, 2008 to July 31, 2008)				17,484,100 shares	US$	807.89
Month: August 2008 (August 1, 2008 to August 31, 2008)				17,484,100 shares	US$	807.89
Month: September 2008 (September 1, 2008 to September 30, 2008)	4,206,700 shares	US$	7.48	21,690,800 shares	US$	118,513,799.31
Month: October 2008 (October 1, 2008 to October 31, 2008)	6,281,200 shares	US$	6.18	27,972,000 shares	US$	79,692,966.19
Month: November 2008 (November 1, 2008 to November 31, 2008)	2,446,800 shares	US$	6.28	30,418,800 shares	US$	64,320,979.27
Month: December 2008 (December 1, 2008 to December 31, 2008)	2,012,500 shares	US$	5.98	32,431,300 shares	US$	52,276,913.88
Month: January 2008 (January 1, 2009 to January 31, 2009)	1,027,711 shares	US$	5.80	33,459,011 shares	US$	46,312,389.12
Month: February 2009 (February 1, 2009 to February 28, 2009)	543,074 shares	US$	5.94	34,002,085 shares	US$	43,086,057.99
Month: March 2009 (March 1, 2009 to March 31, 2009)				34,002,085 shares	US$	43,086,057.99
Month: April 2009 (April 1, 2009 to April 30, 2009)				34,002,085 shares	US$	43,086,057.99
Month: May 2009 (May 1, 2009 to May 31, 2009)				34,002,085 shares	US$	43,086,057.99
Month: June 2009 (June 1, 2009 to June 18, 2009)				34,002,085 shares	US$	43,086,057.99

ITEM 16G.	CORPORATE GOVERNANCE.

Differences Between the Our Current Corporate Governance Practices and the NYSE Corporate Governance Requirements Applicable to Domestic US Companies

Our American Depositary Shares are listed on the New York Stock Exchange (the “NYSE”). As such, we are subject to corporate governance requirements imposed by the NYSE. Under Section 303A of the NYSE’s Listed Company Manual, NYSE-listed non-US companies such as ourselves may, in general, follow their home country corporate governance practices in lieu of some of the NYSE corporate governance requirements. A NYSE-listed non-US company is simply required to provide a general summary of the significant differences to its US investors either on the company website or in its annual report distributed to its US investors. We are committed to a high standard of corporate governance. As such, we endeavor to comply with most of the NYSE corporate governance practices, with the current exception that we are not required by our charter documents, including our amended and restated memorandum of association and articles of association, or applicable law, to obtain shareholder approval for our adoption of, or material revisions to, our equity-compensation plans where our directors consider it in the best interests of the company to do so and when the issue price of shares issued pursuant to such plans is otherwise fair. In this case, however, our practice is in line with the laws of the Cayman Islands.

PART III.

ITEM 17.	FINANCIAL STATEMENTS.

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS.

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.	EXHIBITS.

Exhibit Number	Description of Document
1.1	Memorandum and Articles of Association of Giant Interactive Group Inc. (incorporated by reference to Exhibit 3.1 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

2.1	Specimen Certificate for Common Shares of Giant Interactive Group Inc. (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

2.2	Form of American Depositary Receipt of Giant Interactive Group Inc. (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

2.3	Form of Deposit Agreement among the Giant Interactive Group Inc., Citibank, N.A., and holders and beneficial owners of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

4.1	Employee Share Option Scheme (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

4.2	Forms of option grant agreements for the Employee Share Option Scheme (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

4.3	2007 Performance Incentive Plan (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

4.4	Forms of option grant agreement and SAR grant agreement under the 2007 Performance Incentive Plan (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

4.5	Form of Indemnification Agreement with the directors of Giant Interactive Group Inc. (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

4.6	Form of Employment Agreement of Giant Interactive Group Inc. and Employment Agreement of Yuzhu Shi (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

4.7	Form of Irrevocable Powers of Attorney of all the recorded shareholders of Shanghai Giant Network Technology Co., Ltd. (a/k/a Shanghai Zhengtu Network Technology Co., Ltd.), namely Yuliang Feng, Haixiao Lin, Wei Liu, Chen Cheng, Lu Zhang, Tao Yue, Fabing Qu, Yonggui Wang, Kai Chen and Shanghai Lanlin Bio-Technology Co., Ltd., dated September 7, 2006 and Irrevocable Powers of Attorney of Lu Zhang (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

Exhibit Number	Description of Document
4.8	Purchase Option and Cooperation Agreement among Shanghai Giant Network Technology Co., Ltd. (a/k/a Shanghai Zhengtu Network Technology Co., Ltd.) recorded shareholders of Shanghai Giant Network Technology Co., Ltd., namely Yuliang Feng, Haixiao Lin, Wei Liu, Chen Cheng, Lu Zhang, Tao Yue, Fabing Qu, Yonggui Wang, Kai Chen and Shanghai Lanlin Bio-Technology Co., Ltd, and Shanghai Zhengtu Information Technology Co., Ltd. dated September 7, 2006 (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

4.9	Share Pledge Agreement among Shanghai Giant Network Technology Co., Ltd. (a/k/a Shanghai Zhengtu Network Technology Co., Ltd.) recorded shareholders of Shanghai Giant Network Technology Co., Ltd., namely Yuliang Feng, Haixiao Lin, Wei Liu, Chen Cheng, Lu Zhang, Tao Yue, Fabing Qu, Yonggui Wang, Kai Chen and Shanghai Lanlin Bio-Technology Co., Ltd, and Shanghai Zhengtu Information Technology Co., Ltd. dated September 7, 2006 (incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

4.10	Online Game Software Sales and Licensing Agreement between Shanghai Giant Network Technology Co., Ltd. (a/k/a Shanghai Zhengtu Network Technology Co., Ltd.) and Shanghai Zhengtu Information Technology Co., Ltd. dated September 6, 2006 (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

4.11	Exclusive Technical Consulting and Service Agreement between Shanghai Giant Network Technology Co., Ltd. (a/k/a Shanghai Zhengtu Network Technology Co., Ltd.) and Shanghai Zhengtu Information Technology Co., Ltd. dated September 7, 2006 (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

4.12	Supplementary Agreement among Shanghai Giant Network Technology Co., Ltd. (a/k/a Shanghai Zhengtu Network Technology Co., Ltd.), recorded shareholders of Shanghai Giant Network Technology Co., Ltd., namely Yuliang Feng, Haixiao Lin, Wei Liu, Chen Cheng, Lu Zhang, Tao Yue, Fabing Qu, Yonggui Wang, Kai Chen and Shanghai Lanlin Bio-Technology Co., Ltd, Shanghai Zhengtu Information Technology Co., Ltd., and Yuzhu Shi (incorporated by reference to Exhibit 10.12 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

4.13	Supplementary Agreement among Shanghai Giant Network Technology Co., Ltd. (a/k/a Shanghai Zhengtu Network Technology Co., Ltd.), recorded shareholders of Shanghai Giant Network Technology Co., Ltd., namely Yuliang Feng, Haixiao Lin, Wei Liu, Chen Cheng, Lu Zhang, Tao Yue, Fabing Qu, Yonggui Wang, Kai Chen and Shanghai Lanlin Bio-Technology Co., Ltd, Shanghai Zhengtu Information Technology Co., Ltd. and Yuzhu Shi dated August 27, 2007 (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

4.14	Subscription Agreement between Giant Interactive Group Inc. and Standard Chartered Private Equity Limited (incorporated by reference to Exhibit 10.14 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

4.15	Registration Rights Agreement between Giant Interactive Group Inc. and Standard Chartered Private Equity Limited (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

Exhibit Number	Description of Document
11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1*	Consent of Grandall Legal Group (Shanghai)

23.2*	Consent of Ernst & Young Hua Ming

23.3*	Consent of Jones Lang LaSalle Sallmanns

*	Filed with this annual report

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: June 19, 2009

GIANT INTERACTIVE GROUP INC.

/s/ ERIC HE
Name:	Eric He
Title:	Chief Financial Officer

GIANT INTERACTIVE GROUP, INC.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2007 and 2008

GIANT INTERACTIVE GROUP, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Giant Interactive Group, Inc.

We have audited the accompanying consolidated balance sheets of Giant Interactive Group, Inc. (the “Company”) and its subsidiaries (together, the “Group”) as of December 31, 2007 and 2008, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for the years ended December 31, 2006, 2007 and 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Giant Interactive Group, Inc. at December 31, 2007 and 2008, and the consolidated results of its operations and its cash flows for the years ended December 31, 2006, 2007 and 2008, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Giant Interactive Group, Inc.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 17, 2009 expressed an unqualified opinion thereon.

Ernst & Young Hua Ming

Shanghai, The People’s Republic of China

June 17, 2009

GIANT INTERACTIVE GROUP, INC.

CONSOLIDATED BALANCE SHEETS

	Note	December 31, 2007	December 31, 2008
		(RMB)	(RMB)	(US$)
ASSETS
Current assets:
Cash and cash equivalents		7,295,469,843	1,696,272,856	248,629,220
Short-term investments	3	—	3,371,827,722	494,221,725
Accounts receivable		—	824,613	120,867
Prepayments and other current assets	4	40,721,896	48,091,942	7,049,020
Due from related parties (net of allowance of nil and RMB6,639,131 (US$973,123) for 2007 and 2008)	14	6,005,661	—	—
Inventories		385,876	1,452,802	212,943
Deferred tax assets, net of valuation allowance	10	30,911,888	117,590,965	17,235,759

Total current assets		7,373,495,164	5,236,060,900	767,469,534

Non-current assets:
Property and equipment, net	5	127,631,269	213,905,124	31,352,895
Intangible assets, net	6	86,589,305	96,126,394	14,089,614
Long-term deposits		7,600	—	—
Available-for-sale investment	7	—	450,006,853	65,959,231
Deferred tax assets, net of valuation allowance	10	—	6,324,526	927,010

Total non-current assets:		214,228,174	766,362,897	112,328,750

Total assets		7,587,723,338	6,002,423,797	879,798,284

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Payables and accrued expenses	8	191,301,964	92,304,336	13,529,401
Due to related parties	14	13,710,697	—	—
Advance from distributors		127,805,262	86,619,404	12,696,138
Deferred revenue		324,970,643	403,130,278	59,088,351
Dividends payable		593,498,287	—	—
Income tax payable		—	16,741,580	2,453,878
Unrecognized tax benefits	10	30,911,888	4,812,724	705,419

Total current liabilities		1,282,198,741	603,608,322	88,473,187

Non-current liabilities:
Deferred tax liabilities	10	—	25,686,020	3,764,898

Total liabilities		1,282,198,741	629,294,342	92,238,085

Commitments and contingencies	16

Shareholders’ equity
Ordinary shares (par value US$0.0000002 per share; 500,000,000 shares authorized as at December 31, 2007 and 2008 respectively; 258,670,626 shares issued and 257,241,526 shares outstanding at December 31, 2007; 263,110,626 shares issued and 227,018,426 shares outstanding at December 31, 2008)		411	417	61
Additional paid-in capital		5,928,533,055	5,985,416,631	877,305,479
Statutory reserves		43,890,273	43,890,273	6,433,166
Accumulated other comprehensive loss		(51,781,427)	(167,236,828)	(24,512,544)
Retained earnings		511,416,766	1,625,004,920	238,183,206
Treasury stock	15	(126,534,481)	(2,113,945,958)	(309,849,169)

Total shareholders’ equity		6,305,524,597	5,373,129,455	787,560,199

Total liabilities and shareholders’ equity		7,587,723,338	6,002,423,797	879,798,284

The accompanying notes are an integral part of the consolidated financial statements.

GIANT INTERACTIVE GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Note	For the year ended December 31, 2006	For the year ended December 31, 2007	For the year ended December 31, 2008
		(RMB)	(RMB)	(RMB)	(US$)
Net revenue:
Online game		408,498,898	1,521,395,641	1,589,675,915	233,004,898
Overseas licensing revenue		—	6,140,785	4,391,427	643,668
Other revenue, net		—	—	612,444	89,768

Total net revenue		408,498,898	1,527,536,426	1,594,679,786	233,738,334
Cost of services		(45,195,021)	(174,086,313)	(217,899,466)	(31,938,361)

Gross profit		363,303,877	1,353,450,113	1,376,780,320	201,799,973

Operating (expenses) income:
Research and product development expenses		(14,799,199)	(26,918,177)	(88,539,393)	(12,977,559)
Sales and marketing expenses		(80,460,131)	(189,403,073)	(241,575,189)	(35,408,602)
General and administrative expenses		(26,098,437)	(74,130,222)	(141,785,677)	(20,782,071)
Government financial incentives	9	1,621,411	16,779,300	63,084,300	9,246,508

Total operating expenses		(119,736,356)	(273,672,172)	(408,815,959)	(59,921,724)

Income from operations		243,567,521	1,079,777,941	967,964,361	141,878,249

Interest income		1,136,660	53,878,324	184,963,678	27,110,836
Investment income		—	2,562,000	1,171,241	171,673
Unrealized loss on investment held-for-trading		—	—	(300,493)	(44,044)
Other income and expense		(85,750)	126,018	(842,825)	(123,536)

Income before income tax expenses		244,618,431	1,136,344,283	1,152,955,962	168,993,178
Income tax expenses	10	—	—	(39,367,808)	(5,770,291)

Net income		244,618,431	1,136,344,283	1,113,588,154	163,222,887

Other comprehensive income
Foreign currency translation, net of tax		145,906	(51,927,333)	(192,424,438)	(28,204,388)
Unrealized holding gains, net of tax		—	—	76,969,037	11,281,647

Comprehensive income		244,764,337	1,084,416,950	998,132,753	146,300,146

Earnings per share:	11
Basic		1.22	5.40	4.65	0.68
Diluted		1.22	5.25	4.49	0.66

Weighted average ordinary shares:
Basic		200,000,000	210,574,196	239,458,633	239,458,633
Diluted		200,148,401	216,255,503	247,895,076	247,895,076

The accompanying notes are an integral part of the consolidated financial statements.

GIANT INTERACTIVE GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2006	For the year ended December 31, 2007	For the year ended December 31, 2008
	(RMB)	(RMB)	(RMB)	(US$)
Cash flows from operating activities:
Net income	244,618,431	1,136,344,283	1,113,588,154	163,222,887
Adjustments for:
Deferred taxes	—	(30,911,888)	(28,623,458)	(4,195,449)
Share-based compensation expenses	12,312,200	24,863,615	46,131,574	6,761,682
Compensation expense on interest-free loan to an employee	—	18,874,110	—	—
Imputation of interest on long-term loans	—	1,032,612	—	—
Depreciation of property and equipment	3,220,205	17,460,326	40,126,174	5,881,447
Amortization of intangibles assets	439,222	1,841,206	8,120,619	1,190,270
Loss from property and equipment disposal	27,903	56,824	72,641	10,647
Allowance for doubtful debts	—	—	6,639,131	973,123
Unrealized loss on investment held-for trading	—	—	300,493	44,044
Interest income	—	—	(3,165,441)	(463,971)

Changes in assets and liabilities:
Increase in accounts receivable	—	—	(824,613)	(120,867)
Increase in prepayments and other current assets	(11,735,569)	(24,849,423)	(4,204,600)	(616,284)
Decrease (increase) in due from related parties	100,000	(6,005,661)	(633,470)	(92,850)
Decrease (increase) in inventories	80,298	(157,515)	(1,066,926)	(156,383)
Decrease in long-term deposits	127,400	3,000	7,600	1,114
Increase (decrease) in payables and accrued expenses	36,336,624	48,878,277	(94,384,161)	(13,834,249)
Increase (decrease) in advance from distributors	52,614,687	75,190,575	(41,185,858)	(6,036,769)
Increase (decrease) in unrecognized tax benefit	—	30,911,888	(26,099,164)	(3,825,455)
Increase in income tax payable	—	—	16,741,580	2,453,878
Increase in deferred revenue	136,712,130	188,258,513	78,159,635	11,456,158

Net cash provided by operating activities	474,853,531	1,481,790,742	1,109,699,910	162,652,973

Cash flows from investing activities:
Payment for short-term investments	—	—	(5,450,689,074)	(798,928,409)
Proceeds received from maturity of short-term investments	—	—	2,073,871,859	303,975,355
Payment for available-for-sale investment	—	—	(348,683,006)	(51,107,806)
Purchase of property and equipment	(25,405,091)	(108,594,388)	(131,086,137)	(19,213,798)
Capitalized product development costs and purchased software	(267,335)	(20,486,966)	(17,657,708)	(2,588,158)
Loans granted to related parties	(17,500,000)	(900,000,000)	—	—
Cash received from property and equipment disposal	—	9,200	—	—
Repayment of loans from related parties	15,824,000	902,500,000	—	—

Net cash used in investing activities	(27,348,426)	(126,572,154)	(3,874,244,066)	(567,862,816)

The accompanying notes are an integral part of the consolidated financial statements.

GIANT INTERACTIVE GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

	For the year ended December 31, 2006	For the year ended December 31, 2007	For the year ended December 31, 2008
	(RMB)	(RMB)	(RMB)	(US$)
Cash flows from financing activities:
Proceeds from long-term loans	16,074,720	5,023,350	—	—
Repayment of long-term loans	—	(21,098,070)	—	—
Proceeds from issuance of common stock upon initial public offering, net of initial public offering issuance costs	318	5,782,362,351	—	—
Proceeds from exercise of share options	—	—	10,752,003	1,575,962
Dividends to shareholders	—	(190,849,830)	(593,498,287)	(86,991,321)
Repurchase of shares	—	(32,134,224)	(1,987,411,477)	(291,302,525)
Capital reduction of a VIE subsidiary	(30,000,000)	—	—	—
Advance from (repayment of advance from) a related party	2,496,391	(2,496,391)	—	—
Proceeds paid to selling shareholder	—	—	(13,710,697)	(2,009,629)

Net cash (used in) provided by financing activities	(11,428,571)	5,540,807,186	(2,583,868,458)	(378,727,513)

Effect of exchange rate changes on cash and cash equivalents	145,906	(51,927,333)	(250,784,373)	(36,758,428)
Net increase (decrease) in cash and cash equivalents	436,222,440	6,844,098,441	(5,599,196,987)	(820,695,784)
Cash and cash equivalents at the beginning of year	15,148,962	451,371,402	7,295,469,843	1,069,325,004

Cash and cash equivalents at the end of year	451,371,402	7,295,469,843	1,696,272,856	248,629,220

Supplemental disclosures:
Income tax paid	—	—	(110,575,684)	(16,207,502)

Non-cash investing activities:
—Acquisition of property and equipment included in payables and accrued expenses	7,458,291	71,951	(4,613,467)	(676,214)
—Acquisition of intellectual property rights of a new game for four million of ordinary shares	—	66,300,000	—	—

Non-cash financing activities:
—Initial public offering costs included in payables and accrued expenses	—	907,344	—	—
—Reimbursement of initial public offering costs included in prepayments and other current assets	—	(3,302,001)	—	—
—Proceeds of initial public offering received on behalf of a related party included in payables and accrued expenses	—	13,710,697	—	—
—Dividends to shareholders included in dividends payable	—	593,498,287	—	—
—Proceeds of options exercised included in prepayment and other current assets	—	11,800	—	—
—Proceeds of shares issued and reserved for share options included in prepayment and other current assets	—	—	5	1

The accompanying notes are an integral part of the consolidated financial statements.

GIANT INTERACTIVE GROUP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

		Number of ordinary shares	Ordinary shares	Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income	(Accumulated losses) / retained earnings	Treasury stock	Total shareholders’ equity
			(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Balance as of January 1, 2006		200,000,000	318	64,092,182	—	—	(41,307,558)	—	22,784,942
Additional paid-in capital upon the Reorganization		—	—	318	—	—	—	—	318
Share compensation		—	—	5,415,000	—	—	—	—	5,415,000
Comprehensive income:
Foreign currency translation		—	—	—	—	145,906	—	—	145,906
Share-based compensation	12	—	—	6,897,200	—	—	—	—	6,897,200
Capital reduction		—	—	(30,000,000)	—	—	—	—	(30,000,000)
Net income for the year		—	—	—	—	—	244,618,431	—	244,618,431
Appropriation to statutory reserves		—	—	—	43,890,273	—	(43,890,273)	—	—

Balance as of December 31, 2006		200,000,000	318	46,404,700	43,890,273	145,906	159,420,600	—	249,861,797
Compensation expense on interest-free loan to an employee		—	—	18,874,110	—	—	—	—	18,874,110
Comprehensive income:
Foreign currency translation		—	—	—	—	(51,927,333)	—	—	(51,927,333)
Dividends to shareholders		—	—	—	—	—	(784,348,117)	—	(784,348,117)
Exercise of share option	12	590,000	1	11,799	—	—	—	—	11,800
Imputation of interest on long-term loans		—	—	1,032,612	—	—	—	—	1,032,612
Repurchase of shares	15	(1,429,100)	—	—	—	—	—	(126,534,481)	(126,534,481)
Proceeds of issuance of common stock upon initial public offering		54,080,626	86	5,771,046,225	—	—	—	—	5,771,046,311
Share issued for purchase of intellectual property rights of a new game		4,000,000	6	66,299,994	—	—	—	—	66,300,000
Share-based compensation	12	—	—	24,863,615	—	—	—	—	24,863,615
Net income for the year		—	—	—	—	—	1,136,344,283	—	1,136,344,283

Balance as of December 31, 2007		257,241,526	411	5,928,533,055	43,890,273	(51,781,427)	511,416,766	(126,534,481)	6,305,524,597
Comprehensive income:
—Foreign currency translation		—	—	—	—	(256,804,583)	—	—	(256,804,583)
—Unrealized holding gains	7	—	—	—	—	102,655,057	—	—	102,655,057
—Deferred tax benefit, net		—	—	—	—	38,694,125	—	—	38,694,125
Exercise of share option	12	779,100	1	10,752,002	—	—	—	—	10,752,003
Repurchase of shares	15	(31,002,200)	—	—	—	—	—	(1,987,411,477)	(1,987,411,477)
Shares issued and reserved for share options		—	5	—	—	—	—	—	5
Share-based compensation	12	—	—	46,131,574	—	—	—	—	46,131,574
Net income for the year		—	—	—	—	—	1,113,588,154	—	1,113,588,154

Balance as of December 31, 2008 (RMB)		227,018,426	417	5,985,416,631	43,890,273	(167,236,828)	1,625,004,920	(2,113,945,958)	5,373,129,455

Balance as of December 31, 2008 (US$)			61	877,305,479	6,433,166	(24,512,544)	238,183,206	(309,849,169)	787,560,199

The accompanying notes are an integral part of the consolidated financial statements.

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2006, 2007 and 2008

1. ORGANIZATION AND NATURE OF OPERATIONS

The accompanying consolidated financial statements include the financial statements of Giant Interactive Group, Inc. (the “Company” or “Giant Interactive”), its subsidiaries, Eddia International Group Limited, Giant Interactive (Hong Kong) Limited, Shanghai Zhengtu Information Technology Co., Ltd. and a variable interest entity (“VIE subsidiary”), Shanghai Giant Network Technology Co., Ltd. The Company, its subsidiaries and the VIE subsidiary are collectively referred to as the “Group”.

Details of the Company’s subsidiaries are as follows:

Subsidiary	Date of incorporation/ establishment	Place of incorporation/ establishment	Percentage of shareholding/ ownership	Principal activities
Eddia International Group Limited (“Eddia International”)	July 26, 2006	British Virgin Islands (“BVI”)	100%	Investment holding
Shanghai Zhengtu Information Technology Co., Ltd. (“Zhengtu Information”)	September 6, 2006	PRC	100%	Online game development and maintenance
Giant Interactive (Hong Kong) Limited (“Giant HK”)	December 22, 2008	Hong Kong	100%	Dormant
Shanghai Giant Network Technology Co., Ltd. (“Giant Network”)	November 14, 2004	PRC	—	Internet content provider

Giant Interactive was incorporated in the Cayman Islands on July 26, 2006 and became the holding company of the Group.

The Group is engaged in the development and operation of online games in the People’s Republic of China (the “PRC”). The Group develops and operates online games through its subsidiary, Zhengtu Information, and its VIE subsidiary, Giant Network.

In September 2006, in contemplation of an initial public offering, the Group completed a reorganization (the “Reorganization”) which was necessary to comply with PRC law and regulations that restrict foreign ownership of a company that provides Internet content services, which includes operating online games.

As part of the Reorganization, Mr. Yuzhu Shi, his immediate family and the other eighteen individual shareholders of Giant Network through their respective BVI holding companies, established the Company and Eddia International. Mr. Yuzhu Shi and his immediate family, through their BVI holding companies, Union Sky Holding Co., Ltd. and Vogel Holding Group Limited, are the controlling shareholders of the Company since incorporation. Subsequently, on September 6, 2006, Eddia International established Zhengtu Information, a wholly-owned foreign enterprise, which entered into a series of agreements with Giant Network. Pursuant to these agreements, Giant Network transferred most of its employees and operating assets, including the rights to operate its online game, ZT Online, to Zhengtu Information, except for certain assets that an online game operator must own to be an Internet provision license holder. In return, Zhengtu Information exclusively provides certain technical and consulting services and software licenses to Giant Network in exchange for fees, which can be adjusted at the Company’s discretion, through its direct ownership interest in Zhengtu Information as well as

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2007 and 2008

provide financial support to Giant Network, as necessary. As a result of these agreements, the Company is considered the primary beneficiary of Giant Network (Note 2) and accordingly, Giant Network’s results are consolidated in the financial statements of the Group.

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

On December 22, 2008, the Company established Giant HK, a wholly-owned subsidiary, in Hong Kong. Giant HK has not started its operation since its incorporation and its intended principal activity is of investment holding.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1) Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Company’s financial statements include, but are not limited to, revenue recognition, useful lives of property and equipment and intangible assets, share-based compensation expenses, valuation allowance, provision for doubtful debts and valuation of investments. Actual results could materially differ from those estimates.

2) Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and the VIE subsidiary for which the Company is the primary beneficiary. All transactions and balances between the Company, its subsidiaries and the VIE subsidiary have been eliminated upon consolidation.

The Group has adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 46R, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46R”). FIN 46R requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

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

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2007 and 2008

Pursuant to the contractual arrangements with Giant Network, Zhengtu Information provides certain technical and consulting services and software licenses to Giant Network in exchange for fees. As Zhengtu Information contractually controls the management of Giant Network and Giant Network has granted an irrevocable proxy to Zhengtu Information or its designee, the Company through its wholly-owned equity interest in Zhengtu Information, in substance, has unilateral discretion in setting the fees charged to Giant Network. During the year ended December 31, 2006, 2007 and 2008, the total amount of such fees was approximately RMB279,000,000, RMB1,532,000,000 and RMB1,327,000,000 (US$194,500,000) respectively, which represented substantially all of Giant Network’s operating profits since the date the series of contractual agreements were signed. As of December 31, 2008, the share capital and accumulated losses of Giant Network was RMB10,000,000 and RMB162,885,193, respectively; (2007: RMB10,000,000 and RMB231,743,635, respectively). Zhengtu Information has also undertaken to provide financial support to Giant Network to the extent necessary for its operations.

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

For the years ended December 31, 2006, 2007 and 2008

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

On August 27, 2007, Zhengtu Information entered into a supplementary agreement with Giant Network and its equity holders to clarify certain terms of certain Reorganization agreements. Pursuant to the supplemental agreement the irrevocable proxy granted by Giant Network to Zhengtu Information or its designee, which had an original term of ten years, will be automatically renewed for another ten years unless objected to by Zhengtu Information. The exercise price of the option to purchase equity interest of Giant Network is revised to the higher of RMB10,000,000 or the lowest price permitted by PRC laws. The intent and substance of the Reorganization agreements revised by this supplemental agreement remain unchanged.

Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between the Company and Giant Network through the irrevocable proxy agreement, whereby the equity holders of Giant Network effectively assigned all of their voting rights underlying their equity interest in Giant Network to the Company. In addition, through the other aforementioned agreements, the Company demonstrates its ability and intention to continue to exercise the ability to absorb substantially all of the profits and all of the expected losses of Giant Network. Thus, the Company is also considered the primary beneficiary of Giant Network. Accordingly, Giant Network's results are consolidated in the Company's financial statements.

3) Foreign currency translation and transactions

The Company’s, its BVI and Hong Kong subsidiary’s functional currency is the United States dollars (“US$”). The Company’s PRC subsidiary and VIE subsidiary determine their functional currencies to be the Chinese Renminbi (“RMB”), based on the criteria of Statement of Financial Accounting Standard No. 52 “Foreign Currency Translation”. The Company uses the RMB as its reporting currency. The Company uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate its operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive income, a component of shareholders’ equity.

Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing at the balance sheet date. The resulting realized and unrealized exchange gains and losses are included in the Consolidated Statements of Operations and Comprehensive Income.

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2007 and 2008

4) Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.8225 on December 31, 2008 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

5) Cash, cash equivalents and short-term investments

Cash and cash equivalents represent cash on hand, demand deposits and money market fund placed with banks or other financial institutions. All highly liquid investments with a stated maturity of 90 days or less from the date of purchase are classified as cash equivalents. All highly liquid investments with stated maturities of greater than 90 days but less than 365 days, are classified as short-term investments which are stated at their approximate fair value.

The Company accounts for its investments in accordance to SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”). SFAS 115 classifies the investments in debt securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by the accounting standard for financial instruments. The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading asset investments include marketable debt instruments which the Company did not documented its intention to hold the investments to maturity at acquisition and classified the investments as trading. Unrealized holding gains and losses for trading securities are included in earnings.

The securities that the Company has positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. For individual securities classified as held-to-maturity securities, the Company evaluates whether a decline in fair value below the amortized cost basis is other than temporary in accordance to FASB Staff Position (“FSP”) No. SFAS 115-1/124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”. If the decline in fair value is judged to be other than temporary, the cost basis of the individual security would be written down to fair value as a new cost basis and the amount of the write-down is included in earnings.

Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings. Any realized gains or losses on the sale of the investments are determined on a specific identification method, and such gains and losses are reflected as a component of interest income.

6) Accounts Receivable

Accounts receivable are recognized and carried at original invoiced amount less an allowance for any potential uncollectible amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off after all collection efforts have been ceased. The Company generally does not require collateral from its customers.

The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectibility of individual balances. In evaluating the collectibility of individual receivable balances, the Company considers many factors, including the age of the balance, the customer’s historical payment history, its current credit-worthiness and current economic trends.

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2007 and 2008

7) Inventories

Inventories, consisting of plastic prepaid game cards and computer equipment spare parts, are valued at the lower of cost or market value. The value of inventories is determined using the weighted average method.

8) Property and equipment

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

9) Intangible assets

The Group recognizes costs to develop its online game products in accordance with SFAS No. 86, “Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed” (“SFAS No. 86”). Online game product development costs consist primarily of payroll, depreciation and other overhead expenses incurred by the Group to develop, maintain, monitor and manage the Group’s online gaming products. Costs incurred for the development of online game products prior to the establishment of technological feasibility are expensed when incurred and are included in product development expenses. Once an online game product has reached technological feasibility, all subsequent online game product development costs are capitalized until the product is available for marketing. Technological feasibility is evaluated on a product-by-product basis, but typically encompasses both technical design and game design documentation and only occurs when the online games have a proven ability to operate in an online game environment. Since the inception of the Group, the amount of online game development costs qualifying for capitalization as intangible assets was approximately RMB10,099,000 and is being amortized over the estimated life of the corresponding online games.

Purchased software is stated at cost less accumulated amortization. Amortization is computed using the straight-line method over three years.

The intellectual property rights purchased are capitalized and amortized on a straight-line basis over the useful economic life of the relevant online game. No amortization has commenced as the online game related to the intellectual property rights have not commenced operation.

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2007 and 2008

10) Impairment of long-lived assets and intangible assets

Long-lived assets, including intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company assesses the recoverability of the long lived assets by comparing the carrying amount to the estimated future undiscounted cash flow associated with the related assets. If the future net undiscounted cash flows are less than the carrying amount of the assets, the assets are considered impaired and an expense is recognized equal to the amount required to reduce the carrying amount of the assets to their then fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available for the long-lived assets. No impairment of long-lived assets and intangible assets was recognized for any of the periods presented.

11) Available-for-Sale Investment

The Company has designated its investment in convertible redeemable preferred shares of Five One Network Development Co. Ltd., (“51.com”) as available-for-sale. Such available-for-sale investment is reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income in shareholders’ equity. Realized gains or losses are charged to earnings during the period in which the gain or loss is realized. If the Company determines a decline in fair value is other than-temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss. The new cost basis will not be changed for subsequent recoveries in fair value. Determination of whether declines in value are other-than-temporary requires significant judgment. Subsequent increases and decreases in the fair value of available-for-sale securities will be included in comprehensive income through a credit or charge to shareholders’ equity except for an other-than-temporary impairment, which will be charged to earnings.

Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings.

12) Fair value of financial instruments

Financial instruments of the Group primarily comprise of cash and cash equivalents, accounts receivables, other current assets, amounts due to/from related parties, short-term investments, investments in available-for-sale securities, payables and accrued expenses. As of December 31, 2007 and 2008, the carrying values of these financial instruments except for investment in preferred shares approximated their fair values due to the short-term maturity of these instruments. The carrying amount of the Company’s available-for-sale investment was initially stated at fair value and subsequently re-measured and recorded at every period end based on valuations performed by an independent third party valuation firm.

13) Revenue recognition

The Group currently provides online game services in the PRC and recognizes revenue in accordance to the criteria of Staff Accounting Bulletin No. 104 when persuasive evidence of an arrangement exists, the service has been rendered, the sales price is fixed or determinable, and collectibility is reasonably assured.

The Group operates Massively Multiplayer Online Role-Playing Games (“MMORPG”) under a free-to-play model. Under this model, players can access the games free of charge but may purchase game points for in-game premium features.

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2007 and 2008

The Group sells prepaid cards, in physical or virtual forms, for its in-game premium features to distributors who in turn sell the prepaid cards to end customers. The prepaid game cards provide customers with a pre-specified number of game points for consumption. All prepaid cards sold to distributors require upfront advance cash payments. The Group also sells game points through online sales directly to end customers using their credit or debit cards, which is generally settled by the banks immediately within one to two days. Proceeds from the sale of prepaid game cards from distributors and online sale of game points are initially recognized as an advance from distributors. These prepaid fees are reclassified to deferred revenue upon the end users' online registration and conversion of the game points into the respective user accounts. The Group's end users are required to "activate" the prepaid game cards by using access codes and passwords to transfer the value of those cards to game points in their personal user accounts. The Group does not recognize revenue for game cards which are sold but not yet converted into game points and used by customers to purchase premium features as the Group is required to provide future services, in the form of in-game premium features, related to those cards or points. Deferred revenue is recognized as revenue over the estimated life span of the premium features purchased or as the premium features purchased with the game points are consumed. The estimated life span of premium features is determined based on historical player usage patterns and playing behavior. When the life span of certain premium features cannot be reliably determined based on historical paying player patterns and behavior, the related revenues are recognized over the estimated game life. Future usage patterns may differ from the historical usage patterns on which the Group's revenue recognition policy is based. The Group monitors the operational statistics and usage patterns of its online games and modifies the expected life span when materially different.

Prepaid cards sold by the Group have an expiration period of two years, if not returned or activated, after which the Group could suspend the cards and will recognize the related revenue deferred. The Group has implemented a return policy for distributors to allow returns of unsold prepaid cards that have not expired up to a certain limit after six months. As of December 31, 2008, the Group has not received any returns. In addition, once game points have been transferred to the end users’ personal user accounts, no refunds are allowed.

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

The Group also receives royalty income from a related party incorporated in Taiwan in exchange for licensing ZT Online and providing related technical support and upgrades when available. The license allows the operation of the games in Hong Kong, Taiwan, Macau, Singapore and Malaysia. The royalty fees are determined based on an agreed percentage of game points consumed by the players with accounts registered with the related party, net of applicable withholding tax, which becomes fixed or determinable at the time actual usage occurs. The related royalty income is recognized on a monthly basis, as the related party confirms its sales activity for the period. As a result of the foreign currency restrictions over the remittance of funds from Taiwan to the PRC to repay outstanding payables to the Company, beginning on October 1, 2008, such royalty income is recorded at the fair value of the personnel services paid by the related party on behalf of the Company in accordance with the provisions of Accounting Principles Board (“APB”) No. 29, “Accounting for Nonmonetary Transactions”.

In 2008, the Group licensed ZT Online to a third party in Vietnam. The royalty fees are determined based on an agreed percentage of game points consumed by the players with accounts registered with the Vietnam vendor,

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2007 and 2008

net of applicable withholding tax, which becomes fixed or determinable at the time actual usage occurs. The related royalty income is recognized on a monthly basis, as the Vietnam vendor confirms its sales activity for the period.

The Group also operates MMORPG under a pay-to-play model. Under this model, the Group receives subscription fees from distributors for the sale of time units, which allow end users to access its online game products. The distribution of time units to the end users typically is made by sales of prepaid game cards, in physical or virtual form. The prepaid game cards entitle the end users to access the Group’s online game products for a specified period of time in accordance with the Group’s published expiration policy. All subscription fees are deferred when received and revenue is recognized based upon the actual usage of time units by the end users, or when the end users are no longer entitled to access the online game products in accordance with the Group’s published expiration policy.

In 2008, the Group also started to sell security cards to its online game players which are used to protect or lock players’ personnel user accounts from being hacked. Revenue recognized has not been significant, with the total amount of RMB612,444 (US$89,768) recorded as other revenue. The Group is subject to a withholding value added tax, or VAT, on sales of the security cards at an applicable rate of 4%. Other revenue is recognized net of VAT.

The Group's VIE subsidiary is subject to a 5% business tax and related surcharges on the revenues earned from the sale of game points and by Giant Network and are deducted from online game revenues. The Group’s PRC subsidiary, Zhengtu Information, is also subject to a 5% business tax and related surcharges on its royalty income earned and are deducted from overseas licensing income. Such business tax and related surcharges for the years ended 2007 and 2008 are RMB104,850,356 and RMB95,937,321 (US$14,061,901).

The Group does not defer any costs associated with the sale of its prepaid cards or game points.

14) Cost of services

Cost of services consists primarily of payroll, depreciation and amortization, maintenance and rental of computer equipment, production costs for prepaid game cards, and other overhead expenses directly attributable to the provision of online game services.

Cost of services also include a 5% business tax and related surcharges on technical and consulting fees charged by the Group’s PRC subsidiary, Zhengtu Information, to the Group’s VIE subsidiary, Giant Network. Such business tax and related surcharges for the year ended December 31, 2007 and 2008 are RMB76,619,311 and RMB66,418,440 (US$9,735,206), respectively.

15) Advertising expenses

Advertising costs are expensed when incurred as sales and marketing expenses and amounted to approximately RMB45,384,000, RMB88,638,000 and RMB70,402,000 (US$10,319,000) for the years ended December 31, 2006, 2007 and 2008, respectively.

16) Research and product development expenses

Costs incurred for the development of online game products prior to the establishment of technological feasibility and costs incurred for maintenance after the online game products are available for marketing are expensed when incurred and are included in research and product development expenses.

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2007 and 2008

17) Comprehensive Income

Comprehensive income is defined as the change in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Comprehensive income is reported in the consolidated statements of shareholders’ equity. Accumulated other comprehensive loss of the Company consists of the foreign currency translation adjustments and unrealized holding gains of available-for sale investment and their corresponding deferred tax impact.

18) Share-based compensation

The Group’s employees participate in the Company’s share options scheme, which is more fully described in Note 12. The Group also grants share options to non-employees in exchange for services. The Company did not issue any share options prior to January 1, 2006. Effective January 1, 2006, the Group adopted SFAS No. 123 (Revised 2004), “Share-Based Payment” (“SFAS 123R”). According to SFAS 123R, all grants of share options to employees are recognized in the consolidated financial statements based on their grant date fair values. The Company’s share options are subject to graded vesting provisions. Fair value is determined using a binomial option pricing model by management with the assistance of an independent third party valuation firm. The Group has elected to recognize compensation expense using the accelerated method for all share options with service conditions that have a graded vesting schedule.

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

The Group records share-based compensation expense for awards granted to non-employees in exchange for services at fair value in accordance with the provisions of EITF 96-18 “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”. For the awards granted to non-employees, the Group records compensation expenses equal to the fair value of the share options at the service performance date. The fair value of the unvested share options is recalculated at each reporting date as the service agreements signed with the non-employees do not include significant disincentive for non-performance. On July 2, 2007, all non-employees were transferred to employee status as they were recruited as the Company’s employees. There are no share options issued to non-employees from July 2, 2007 to December 31, 2008.

In 2007, adjustments were recorded to expenses in order to properly reflect the cumulative expense based on the then current fair value of the vested options over the vesting period. Final adjustments to fair value will be made at each service performance date.

19) Leases

Leases are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2007 and 2008

lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred. The Group has no capital leases for any of the periods stated herein.

20) Income taxes

The Group follows the liability method in accounting for income taxes in accordance to SFAS No. 109, “Accounting for Income Taxes”. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the year in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the year that includes the enactment date.

21) Accounting for uncertain income tax positions

The Group adopts FIN 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”) on January 1, 2007 which clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group did not incur a cumulative adjustment upon the adoption of FIN 48. The Group has elected to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of operations and comprehensive income. In 2007 and 2008, unrecognized tax benefits of RMB30,911,808 and RMB4,812,724 (US$705,419) was recorded. As of and for the years ended December 31, 2007 and 2008, no interests or penalties have been recognized. The Group also adopted FASB Staff Position No. FIN 48-1, “Definition of Settlement in FASB Interpretation No. 48” (“FSP FIN 48-1”) which prescribes how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits.

22) Earnings per share

Earnings per share is calculated in accordance with SFAS No. 128, “Earnings Per Share.” Basic earnings per share is computed by dividing net income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of shares and dilutive equivalent shares outstanding during the period. Dilutive equivalent shares consist of ordinary shares issuable upon the exercise of stock options granted, with an exercise price less than the average fair market value for such period, using the treasury stock method. Dilutive equivalent shares are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive.

23) Financial incentives

Government financial incentives are recognized as income upon receipt (Note 9). There are no conditions or performance obligations attached to any of the governmental incentives received.

24) Share Repurchase Program

Pursuant to a Board of Directors’ resolution on December 24, 2007, the Company’s management is authorized to repurchase up to US$200,000,000 of the Company’s ADSs (“Share Repurchase Plan 1”).

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2007 and 2008

On August 11, 2008, the Board of Directors unanimously authorized management to repurchase another up to US$150,000,000 of the Company’s ADSs (“Share Repurchase Plan 2”). The Board of Directors also agreed to review the Company’s share repurchase program periodically, and to adjust the amount authorized for repurchase as necessary.

The Company accounted for those shares repurchase as Treasury Stock at cost in accordance to Accounting Principles Board Opinion No. 6, and is shown separately in the Shareholders’ Equity as the Company has not yet decided on the ultimate disposition of those ADSs acquired. When the Company decides to retire the treasury stock, the difference between the original issuance price and the repurchase price is debited into retained earnings.

25) Segment reporting

The Group operates and manages its business as a single segment. As the Group generates its revenue from the provision of online gaming services in the PRC, no geographical segments are presented.

26) Concentration of risk

Credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable and amounts due from related parties. As of December 31, 2007 and 2008, substantially all of the Group’s cash and cash equivalents were held by major financial institutions located in the PRC, Hong Kong, United Kingdom and United States of America. Historically, deposits in Chinese banks are secured due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that has come into effect on June 1, 2007, which contains a separate article expressly stating that the State Council promulgates implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law when necessary. Under the new Bankruptcy Law, a Chinese bank can go into bankruptcy. In addition, since China’s concession to the WTO, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those Chinese banks in which the Group has deposits has increased. In the event of bankruptcy of one of the banks which holds the Group’s deposits, it is unlikely to claim its deposits back in full since it is unlikely to be classified as a secured creditor based on PRC laws. Since the global financial crisis began during the third quarter of 2008, the risk of bankruptcy of those banks in which the Company has deposits or investments has increased significantly. In the event of bankruptcy of one of these financial institutions, it may be unlikely to claim its deposits or investments back in full. The Group continues to monitor the financial strength of these financial institutions.

Accounts receivable are typically unsecured and are derived from revenue earned from its only vendor in Vietnam. The risk with respect to accounts receivables is mitigated by credit evaluations the Company performs and its ongoing monitoring process of outstanding balances.

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

For the years ended December 31, 2006, 2007 and 2008

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

More than 90% of the Group’s revenues for the year ended December 31, 2008 were primarily derived from a single online game. No individual customer (both distributor and end user) accounted for more than 10% of net revenues for the year ended December 31, 2008.

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

Currency convertibility risk

Substantially all of the Company’s businesses are transacted in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China. However, the unification of the exchange rates does not imply the convertibility of RMB into US$ or other foreign currencies. All foreign exchange transactions continue to take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The depreciation of the U.S. dollar against RMB was approximately 7% and 6% in 2007 and 2008, respectively. While the international reaction to the RMB appreciation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

27) Recent accounting pronouncements

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 is effective for the Company for the fiscal year beginning January 1, 2008. The Company did not elect to report any of its financial assets and liabilities at fair value, and as a result, the adoption of SFAS 159 had no material impact on the financial position, operation results or cash flows.

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2007 and 2008

In December 2007, the FASB issued SFAS Statement No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). This statement establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning on or after December 15, 2008. The impact of the adoption of SFAS 141R on the Company’s consolidated results of operations and financial condition will be largely dependent on the size and nature of the business combinations completed after the adoption of this statement.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”)—an amendment of ARB No. 51. This statement affects the entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of SFAS 160 has no impact on the Company’s consolidated results of operations and financial condition.

In February 2008, the FASB issued FASB Staff Position (“FSP”) No. FAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” (“FSP FAS 157-1”) and FSP No. FAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP FAS 157-2”), which collectively remove certain leasing transactions from the scope of SFAS 157 and partially delay the effective date of SFAS 157 for one year for certain nonfinancial assets and liabilities. In October 2008, the FASB issued FSP SFAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP FAS 157-3”), which clarifies the application of SFAS 157 in an inactive market and illustrates how an entity would determine fair value when the market for a financial asset is not active. The adoption of FSP FAS 157-1 and FSP FAS 157-2 has no material impact on the Company’s consolidated results of operations and financial condition. The adoption of FSP FAS 157-3 has been addressed in Note 17.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”), an amendment of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”). SFAS 161 applies to all derivative instruments and related hedged items accounted for under SFAS 133. SFAS 161 requires entities to provide greater transparency about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity’s financial position, results of operations and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Group does not expect the adoption of SFAS 161 to have any material effect on its consolidated results of operations and financial condition.

In April 2008, the FASB issued FSP No. FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP FAS 142-3”). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”) and applies to (1) intangible assets that are acquired individually or with a group of other assets and (2) both intangible assets acquired in business combinations and asset acquisitions. FSP FAS 142-3 also requires entities to disclose information for all intangible assets, recognized as of and subsequent to the effective date of FSP FAS 142-3 to provide effects of the entity’s intent or ability to renew or extend the arrangement associated with the intangible assets. FSP FAS 142-3 is effective for

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2007 and 2008

fiscal years beginning after December 15, 2008 and early adoption is prohibited. The Company is currently evaluating the potential impact of FSP FAS 142-3 on its consolidated results of operations and financial condition.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with US GAAP (the GAAP hierarchy). SFAS 162 became effective November 15, 2008. The Company does not expect the adoption of SFAS 162 to have a material effect on its consolidated results of operations and financial condition.

In June 2008, the EITF issued EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (“EITF 07-5”). EITF 07-5 clarifies the determination of whether an instrument (or an embedded feature) is indexed to an entity’s own stock, which would qualify as a scope exception under SFAS 133. EITF 07-5 is effective for financial statements issued for fiscal years beginning after December 15, 2008. EITF 07-5 does not permit early adoption for an existing instrument. The Company does not expect the adoption of EITF 07-5 will have a material effect on its consolidated results of operations and financial condition.

In June 2008, the FASB issued FSP EITF Issue No. 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (“FSP EITF 03-6-1”). FSP EITF 03-6-1 clarifies that share-based payment awards that entitle their holders to receive nonforfeitable dividends or dividend equivalents before vesting should be considered participating securities. FSP ITF 03-6-1 is effective for fiscal years beginning after December 15, 2008 on a retrospective basis. The Group has not granted any share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents before vesting since incorporation. The Company does not expect the adoption of FSP EITF 03-6-1 to have a material effect on its consolidated results of operations and financial condition.

In November 2008, the FASB ratified EITF Issue No. 08-7, “Accounting for Defensive Intangible Assets” (“EITF 08-7”), EITF 08-7 applies to defensive intangible assets, which are acquired intangible assets that the acquirer does not intend to actively use but intends to hold to prevent its competitors from obtaining access to them. As these assets are separately identifiable, EITF 08-7 requires an acquiring entity to account for defensive intangible assets as a separate unit of accounting. Defensive intangible assets must be recognized at fair value in accordance with SFAS 141R and SFAS No. 157, “Fair Value Measurement” (“SFAS 157”). EITF 08-7 is effective for defensive intangible assets acquired in fiscal years beginning on or after December 15, 2008. The Company does not expect the adoption of EITF 08-7 to have a material effect on its consolidated results of operations and financial condition.

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2007 and 2008

3. SHORT-TERM INVESTMENTS

Short-term investments consisted of the following as of December 31, 2008 (2007: Nil):

		December 31, 2008
	Note	Carrying Value	Unrealized Gains/(Losses)	Estimated Fair Value	Estimated Fair Value
		(RMB)	(RMB)	(RMB)	(US$)
Held-to-maturity securities
—Fixed rate time deposits		2,500,380,000	—	2,500,380,000	366,490,289
—Adjustable rate structured notes	(1)	803,401,863	—	803,401,863	117,757,694
Trading securities
—Adjustable rate structured notes	(2)	68,346,352	(300,493)	68,045,859	9,973,742

Total short-term investments		3,372,128,215	(300,493)	3,371,827,722	494,221,725

(1)	As of December 31, 2008, held-to-maturity securities of RMB803,401,863 (US$117,757,694) are adjustable rate investments issued by financial institutions, with the maturity of less than one year. These adjustable rate investments are structured notes in nature with an adjustable interest rate ranging from 0% to 4.86% depending on whether a reference interest rate index (i.e. LIBOR) is within a predetermined range.
(2)	As of December 31, 2008, the Group has an adjustable rate structured note, which was invested on February 26, 2008 with a one-year maturity, amounting to RMB68,045,859 (US$9,973,742) with an adjustable interest rate ranging from 0% to 8% with reference to the price of wheat and soybean during the predetermined observation period. For the year ended December 31, 2008, unrealized holding losses of RMB300,493 (US$44,044) for trading securities are included in earnings.

During the year ended December 31, 2008, the Company recorded unrealized losses of RMB300,493 (US$44,044) and interest income of RMB46,124,136 (US$6,760,592) (2007: Nil) in the Consolidated Statements of Operations and Comprehensive Income.

4. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	Note	December 31, 2007	December 31,
			2008	2008
		(RMB)	(RMB)	(US$)
Prepaid expenses	(1)	23,378,837	25,779,438	3,778,591
Staff advances	(2)	9,231,120	7,774,912	1,139,599
Reimbursement of initial public offering costs		3,302,001	—	—
Advances to suppliers		2,946,000	2,511,930	368,183
Rental deposits		1,676,828	1,297,118	190,124
Prepaid game distribution license fee	(3)	—	5,341,373	782,906
Interest receivables		—	3,165,441	463,971
Others		187,110	2,221,730	325,646

Total		40,721,896	48,091,942	7,049,020

(1)	Prepaid expenses mainly relate to prepayments for Internet Data Center (“IDC”) services or space rental and facilities.

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2007 and 2008

(2)	Staff advances relates to cash advances given to certain employees for use during business operations and are recognized as sales and marketing expenses when expended.
(3)	On February 6, 2008, the Group and a third party, Empire of Sports Ltd. entered into an agreement with regards to the licensing of “Empire of Sports” game by the Group. A fixed upfront fee of US$3,000,000 by installments is required to be paid. As of December 31, 2008, the Group has prepaid 25% of total upfront fee of RMB5,341,373 (US$750,000), being recorded as prepaid game distribution license fee.

5. PROPERTY AND EQUIPMENT

Property and equipment and their related accumulated depreciation as of December 31, 2007 and 2008 are as follows:

	December 31, 2007	December 31,
		2008	2008
	(RMB)	(RMB)	(US$)
Computer equipment	137,769,763	255,480,593	37,446,771
Leasehold improvements	6,766,508	12,629,311	1,851,127
Furniture and fixtures	3,158,188	5,215,866	764,509
Motor vehicles	1,239,823	1,919,823	281,396

	148,934,282	275,245,593	40,343,803
Less: Accumulated depreciation	(21,303,013)	(61,340,469)	(8,990,908)

Property and equipment, net	127,631,269	213,905,124	31,352,895

Depreciation expenses for the years ended December 31, 2006, 2007 and 2008 were RMB3,220,205, RMB17,460,326 and RMB40,126,174 (US$5,881,447) respectively.

6. INTANGIBLE ASSETS

Intangible assets and their related accumulated amortization as of December 31, 2007 and 2008 are as follows:

	December 31, 2007	December 31,
		2008	2008
	(RMB)	(RMB)	(US$)
Online game product development costs	10,099,281	10,099,281	1,480,290
Purchased software	12,533,554	30,191,262	4,425,249
Intellectual property rights	66,300,000	66,300,000	9,717,845

	88,932,835	106,590,543	15,623,384
Less: Accumulated amortization	(2,343,530)	(10,464,149)	(1,533,770)

Intangible assets, net	86,589,305	96,126,394	14,089,614

Amortization expenses for the years ended December 31, 2006, 2007 and 2008 were RMB439,222, RMB1,841,206 and RMB8,120,619 (US$1,190,270) respectively.

On May 3, 2007, the Company agreed to acquire the intellectual property rights of King of King III, a 3D MMORPG developed by a related party. The intellectual property rights provide the Group the right to

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2007 and 2008

operate the online game in the PRC. A purchase consideration for the transfer of the intellectual property right of 4,000,000 ordinary shares of the Company, with a fair value of RMB66,300,000 (US$9,717,845), was agreed. A performance commitment was also agreed whereby if either party does not fulfill the terms of the agreement by September 3, 2007, the defaulting party will be liable for a penalty of US$1,000,000. On July 22, 2007, a supplementary agreement was signed among the parties to further specify the detailed terms of the arrangement. On August 31, 2007, a purchase consideration for the transfer of the intellectual property rights of 4,000,000 ordinary shares of the Company was issued.

The estimated annual amortization expense for each of the five succeeding fiscal years is as follows:

	Amortization
	(RMB)	(US$)
2009	18,847,206	2,762,507
2010	22,471,343	3,293,711
2011	16,113,240	2,361,779
2012	11,062,819	1,621,520
2013	11,056,786	1,620,636

7. AVAILABLE-FOR-SALE INVESTMENT

(i) Secured Promissory Note

On May 29, 2008, the Company purchased a secured promissory note (the “Promissory Note”) with a principal amount of RMB34,701,000 (US$5,000,000) from Five One Network Development Co. Ltd., (“51.com”), a leading Chinese online social networking service provider, and is secured by the securities of a company owned by the investee’s founders.

The Company is entitled to interest on the principal amount of the Promissory Note from the date that is 45 calendar days after April 23, 2008 (“the Closing”) to the date on which such Promissory Note will be repaid in full, at an annual rate of 2.63%, compounded annually.

If and when 51.com issues Series C Preferred Shares, the Company must surrender the Promissory Note as a partial consideration for the purchase of Series C Preferred Shares. No interest is deemed to have been accrued on the Promissory Note if it is so surrendered.

The outstanding principal amount of the Promissory Note and the accrued but unpaid interest will be payable in full upon the demand of the Company at any time after the earlier of (i) the one year anniversary of the Closing and (ii) the date of the closing of the next equity financing, excluding the Series C Preferred Shares financing.

In certain events of default as defined in detail in the agreement, the unpaid principal amount of the Promissory Note and any accrued but unpaid interest will be immediately due and payable (“Contingent Put Option”).

The Promissory Note was recorded as an available-for-sale investment, subsequently measured at fair value each period, with unrealized gains and losses excluded from earnings and reported as a separate component of other comprehensive income in shareholders’ equity until realized. No unrealized gains or losses nor interest income were recorded, given that the Note was surrendered shortly after issuance as partial consideration for the purchase of 51.com’s Series C Preferred Shares (see Note 7(ii) below).

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2007 and 2008

The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the Promissory Note under the requirements of SFAS 133. The embedded conversion option did not qualify for derivative accounting because the underlying preferred shares into which the Promissory Note can be converted into are neither publicly traded nor readily convertible to cash. The Contingent Put Option did not qualify for derivative accounting because it is clearly and closely related to the host instrument.

(ii) Series C Preferred Shares

On July 1, 2008, the Company entered into an agreement to invest in 18,508,208 redeemable convertible Series C Preferred Shares of 51.com (the “Series C Preferred Shares”) through the surrender of the Promissory Note of RMB34,312,761 (US$5,000,000) and cash consideration of RMB314,370,245 (US$45,809,524).

Significant terms of the Series C Preferred Shares are summarized as follows:

Voting Rights

The holder of the Series C Preferred Shares is entitled to the number of votes equal to the number of ordinary share on an as-converted basis, except for certain matters or significant equity transactions that would require approvals from various classes of shareholders as described in detail in the agreement.

Dividends

The holder is entitled to receive dividends that is cumulative at the greater of 5% per annum or any other rate as declared by the Board of Directors. Dividends are only payable only when and if declared by the Board of Directors. Dividends are payable in priority to any declaration or payment of any dividend on the ordinary shares and all other classes of preferred shares.

Redemption

At any time after five years from 51.com’s Series B Preferred Shares issuance date (April 27, 2007)(“Redemption Start Date”), at the option of any Series C Preferred Shares holders, 51.com shall redeem all of the Series C Preferred Shares at a redemption price per Series C Preferred Share equal to issuance price times 105% ^ N, where N represents a fraction consisting of a numerator of the number of days between the issuance date of Series C Preferred Shares and redemption date and the denominator of 365 days.

Conversion

The Series C Preferred Shares are convertible into ordinary shares at the option of the holder any time after the issuance date at a conversion ratio of 1-for-1 subject to certain adjustments. The Series C Preferred Shares shall automatically be converted into ordinary shares at the then applicable conversion price upon 51.com’s qualified public offering as defined in the agreement.

Liquidation Preference

The holders of the Series C Preferred Shares shall be entitled to receive, prior to any distribution to the holders of 51.com’s ordinary shares and Series A and B Preferred Shares, an amount equal to 100% of the

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2007 and 2008

issuance price, and all accrued or declared but unpaid dividends upon the following events unless waived in writing by the holders representing at least a majority in voting power of the outstanding 51.com’s Series A Preferred Shares, the holders representing at least 75% in voting power of the outstanding 51.com’s Series B Preferred Shares and the holders representing at least a majority in voting power of the outstanding Series C Preferred Shares:

(i)	any liquidation, dissolution or winding up of 51.com or any company within the 51.com group;

(ii)	occurrence of a “Deemed Liquidation Event” which in essence would be triggered if (a) there is a sale, transfer or disposition of all or substantially all of the assets of 51.com; (b) there is a consolidation, merger, acquisition, reorganization or other change of control of 51.com with another entity such that the existing shareholders of 51.com cease to retain a majority of the voting power; (c) there is any change in applicable law such that the continued ownership by 51.com or the derived economic benefit from any transaction with entities owned or controlled by any of the 51.com founders, may become unlawful or invalid.

The Company recorded its investment in the Series C Preferred Shares as an available-for-sale investment. Subsequent to initial recognition, the available-for-sale investment is measured at fair value with changes in fair value recognized in accumulated other comprehensive income included in shareholders’ equity. As of December 31, 2008, the Company recorded the investment in 51.com at a fair value of RMB450,006,853 (US$65,959,231), with RMB102,655,057 (US$15,046,546) increase in fair value of the investment credited to other comprehensive income.

The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the Series C Preferred Shares under the requirements of SFAS 133. The embedded conversion option, redemption option and the deemed liquidation event did not qualify for derivative accounting because the underlying ordinary shares into which the Series C Preferred Shares can be converted into, are neither publicly traded nor readily convertible to cash.

8. PAYABLES AND ACCRUED EXPENSES

Payables and accrued expenses consist of the following:

	December 31, 2007	December 31,
		2008	2008
	(RMB)	(RMB)	(US$)
Payroll and welfare payables	35,902,279	48,860,780	7,161,712
Business tax, related Surcharges and other taxes	33,490,095	26,575,257	3,895,237
Other payables
—computer equipment	8,373,030	3,759,563	551,054
—stock repurchase	94,400,257	—	—
—stock option	—	706,548	103,561
Accrued expenses	17,781,470	9,920,811	1,454,131
Professional fee accruals	907,344	1,300,000	190,546
Others	447,489	1,181,377	173,160

Total	191,301,964	92,304,336	13,529,401

Other payables—stock repurchase relates to the amount payable for shares repurchased (Note 15) at the end of 2007 due to a “T+3” settlement term.

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2007 and 2008

Starting from 2008, the Company used a broker to facilitate the cashless exercises of share options by employees. As of December 31, 2008, the share options gain received from broker and payable to employees totaled RMB706,548 (US$103,561) (2007: Nil) which is recorded in other payables. The Company has subsequently paid to the relevant employees in 2009.

9. GOVERNMENT FINANCIAL INCENTIVES

The financial incentives are granted by the municipal government to reward the Group for prompt tax payments and its products being qualified as high technology projects. Such financial incentives are calculated with reference to business tax, individual income tax, and enterprise income tax, if any, paid or withheld by the Group companies at a predetermined percentage. The central government or municipal government could decide at any time to immediately eliminate or reduce these financial incentives. There is no guarantee that the Group will continue to receive these government financial incentives in the future. There are no conditions or performance obligations attached to these government financial incentives and once received, are not refundable. As a result, government financial incentives are recognized as income when received.

10. INCOME TAX EXPENSES

Cayman Islands

Under the current laws of Cayman Islands, the Group is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Group to its shareholders, no Cayman Islands withholding tax will be imposed.

In accordance with the new PRC Enterprise Income Tax Laws (the “PRC Income Tax Laws”) effective from January 1, 2008, enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC territory are considered PRC resident enterprises, subject to the PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” shall refer to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. As of December 31, 2008, no detailed interpretation or guidance has been issued to define “place of effective management”. Further, as of December 31, 2008, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear.

Based on the assessment of facts and circumstances available at December 31, 2008, the Company is more likely than not a PRC tax resident enterprise. Accordingly, the Company has reported taxes, including deferred taxes, as a PRC tax resident enterprise in 2008 in accordance with FIN 48. It is possible that the assessment of tax residency status may change in the next twelve months, pending announcement of new PRC tax rules in the future. The Company will continue to monitor its tax status.

British Virgin Islands

Under the current laws of British Virgin Islands, the Group is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Group to its shareholders, no British Virgin Islands withholding tax will be imposed.

Based on the assessment of facts and circumstances available at December 31, 2008, Eddia International is more likely than not a PRC tax resident enterprise. Accordingly, Eddia International has reported taxes, including

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2007 and 2008

deferred taxes, as a PRC tax resident enterprise in 2008 in accordance with FIN 48. It is possible the assessment of tax residency status may change in the next twelve months, pending announcement of new PRC tax rules in the future. The Company will continue to monitor its tax status.

Hong Kong

Giant HK is subject to Hong Kong profit tax at a rate of 16.5% on its assessable profit. No Hong Kong profit tax has been provided as the Group does not have assessable profit that is earned in or derived from Hong Kong during the years presented.

China

The Group’s subsidiary and VIE subsidiary that are each incorporated in the PRC are subject to Corporate Income Tax (“CIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the PRC Income Tax Laws, respectively. Pursuant to the PRC Income Tax Laws, the Group’s PRC subsidiary and VIE subsidiary are subject to CIT at a statutory rate of 25%.

Zhengtu Information was granted a 5-year tax holiday in 2006 which entitles it enjoying two-year CIT exemption followed by three-year 50% CIT reduction starting from the year 2006 to 2010. Under the PRC Income Tax Laws, it should be entitled to transitional rules whereby the CIT rate could gradually increase from 15% (which was the Zhengtu Information’s applicable tax rate in 2007) to 25% from the year 2008 to 2012 (i.e. 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011, 2012 and onwards) and the 5-year tax holiday could be retained until exhausted.

Zhengtu Information had been approved as a ”New and High Technology Enterprise” (the “NHTE”) and obtained the NHTE certificate (valid from 2008 to 2010) on November 25, 2008 issued by Shanghai Science and Technology Commission. In accordance with the PRC Income Tax Laws, an enterprise awarded with the NHTE status may enjoy a preferential CIT rate of 15%.

However, Zhengtu Information is not allowed to enjoy the preferential CIT rate of 15% and reduced tax rate under the transitional rules as described above at the same time. Zhengtu Information has adopted the transitional rules tax treatment for its remaining 3-year tax holiday (i.e. 9%, 10% and 11% for 2008, 2009 and 2010, respectively). It is also expected that, after the remaining 3-year tax holiday expires in 2010, if it continues to qualify as a NHTE, it should be entitled to the preferential CIT rate of 15% in 2011 and onwards.

Giant Network, being a PRC domestic company and a VIE to which the Company is deemed the primary beneficiary, has been recognized as a NHTE effective 2008, despite the fact that the NHTE certificate was only received on February 13, 2009.

The following table summarizes the activity related to the Group’s unrecognized tax benefits from January 1, 2008 to December 31, 2008:

RMB
Balance as of January 1, 2008	30,911,888
Decreases related to prior year tax positions	(30,911,888)
Increases related to current year tax positions	4,812,724

Balance as of December 31, 2008	4,812,724

Balance as of December 31, 2008 (US$)	705,419

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2007 and 2008

The Group recorded a liability for unrecognized tax benefits in accordance with FIN 48 of RMB30,911,888 at December 31, 2007, representing the estimated income tax expense the Group would pay for the year of 2007 in the event Giant Network was unable to renew its “Software Enterprise” status. Giant Network successfully renewed its “Software Enterprise” status and obtained the relevant certificate from Shanghai Municipal Informationization Committee in October 2008. The Group has accordingly reversed the unrecognized tax benefits upon receipt of the certificate.

As of December 31, 2008, the Group recorded a liability of RMB4,812,724 (US$705,419) for unrecognized tax benefits, all of which represents the amount of unrecognized tax benefits that would credit to additional paid-in capital, if recognized in connection with the normal tax return preparation. It is possible that the amount of unrecognized tax benefits will change in the next twelve months, pending clarification of current tax law or audit by tax authority. However, an estimate of the range of the possible change cannot be made at this time.

It is the Group’s continuing practice to recognize interest and penalties related to uncertain tax positions in income tax expenses. The Group is not liable for interest related to unrecognized tax benefits as of December 31, 2008. The Group also considers it is less than more-likely-than-not that the relevant taxing authority would charge penalties on the uncertain tax position upon examination as the position to be taken on the tax return have been communicated with the relevant tax authority. Therefore, The Group has not accrued any penalties related to unrecognized tax benefits as of December 31, 2008.

The PRC Income Tax Law also imposes a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside China, which were exempted under the previous income tax and rules. A lower withholding tax rate will be applied if there is a tax treaty arrangement between mainland China and the jurisdiction of the foreign holding company. The foreign invested enterprise will be subject to the withholding tax starting from January 1, 2008. There is no distribution of dividends from Zhengtu Information in 2008.

The Group’s subsidiary and VIE subsidiary are subject to the PRC Income Tax Law. The PRC income tax returns for fiscal year 2004 through fiscal year 2008 remain open to examination.

The Company had minimal operations in jurisdiction other than the PRC. Income before income tax expenses consists of:

	For the year ended December 31, 2006	For the year ended December 31, 2007	For the year ended December 31, 2008
	(RMB)	(RMB)	(RMB)	(US$)
PRC	248,608,823	1,097,782,638	1,059,433,640	155,285,252
Non-PRC	(3,990,392)	38,561,645	93,522,322	13,707,926

Total	244,618,431	1,136,344,283	1,152,955,962	168,993,178

Income tax expenses (benefits) consists of:

	For the year ended December 31, 2006	For the year ended December 31, 2007	For the year ended December 31, 2008
	(RMB)	(RMB)	(RMB)	(US$)
Current income taxes	—	30,911,888	96,381,254	14,126,971
Deferred income tax benefits	—	(30,911,888)	(57,013,446)	(8,356,680)

Taxation for the year	—	—	39,367,808	5,770,291

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2007 and 2008

A reconciliation of the differences between the statutory tax rate and the effective tax rate for CIT is as follows:

	For the year ended December 31, 2006	For the year ended December 31, 2007	For the year ended December 31, 2008
	(RMB)	(RMB)	(RMB)	(US$)
Expected taxation at PRC CIT statutory rate*	80,724,082	374,993,613	288,238,991	42,248,295
Non-deductible expenses	9,178,657	11,690,797	4,666,318	683,960
Additional 50% tax deduction for qualified research and development expenses**	—	—	(14,351,366)	(2,103,535)
Change in valuation allowance	16,006,515	5,873,249	(26,065,094)	(3,820,461)
Unrecognized tax benefits	—	30,911,888	(30,911,888)	(4,530,874)
Effect of tax incentives and rate differences	(105,909,254)	(423,469,547)	(182,209,153)	(26,707,094)

Taxation for the year	—	—	39,367,808	5,770,291

*	The statutory EIT rate was 33% for the years ended December 31, 2006 and 2007, and 25% for the year ended December 31, 2008.
**	Zhengtu Information and Giant Network enjoyed an additional tax incentive relating to its research and development expenses. The Company has claimed an additional tax deduction amounting to 50% of the current year’s research and development expenses. The amount that exceeds the current year’s taxable profit would become part of tax loss of the Company and would be able to be carried forward up to the following five years’ utilization. In 2006, 2007 and 2008, the Company has no deductible research and development expenses carried forward.

The tax effects of temporary differences that give rise to deferred tax at December 31, 2007 and 2008 are as follows:

	December 31, 2007	December 31, 2008
	(RMB)	(RMB)	(US$)
Current deferred tax assets
Deferred revenue and advance from distributors	56,534,334	73,261,732	10,738,253
Accrued expenses	466,770	5,013,586	734,861
Bad debt loss	—	1,026,230	150,418
Share-based compensation expenses	—	2,323,382	340,548
Tax loss	—	35,990,157	5,275,215
Less: valuation allowance	(26,089,216)	(24,122)	(3,536)

Net deferred tax assets	30,911,888	117,590,965	17,235,759

Non-current deferred tax assets
Intangible assets amortization	—	3,858,035	565,487
Share-based compensation expenses	—	2,466,491	361,523
Less: valuation allowance	—	—	—

Net deferred tax assets	—	6,324,526	927,010

	December 31, 2007	December 31, 2008
	(RMB)	(RMB)	(US$)
Non current deferred tax liabilities
Unrealized holding gains	—	25,686,020	3,764,898

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2007 and 2008

The benefit of tax holiday per basic and diluted earnings per share is as follows:

	For the year ended December 31, 2006	For the year ended December 31, 2007	For the year ended December 31, 2008
	(RMB)	(RMB)	(RMB)	(US$)
Basic	0.56	1.22	0.79	0.12
Diluted	0.56	1.19	0.76	0.11

The Group intends to re-invest all undistributed retained earnings of all foreign subsidiaries as of December 31, 2008 to finance its future operations. The Group does not recognize any deferred tax for temporary differences related to the investments in foreign subsidiaries.

11. EARNINGS PER SHARE

Basic earnings per share and diluted earnings per share have been calculated in accordance with SFAS No. 128 as follows:

	December 31, 2006	December 31, 2007	December 31, 2008
	(RMB)	(RMB)	(RMB)	(US$)
Numerator:
Net income attributable to ordinary shareholders	244,618,431	1,136,344,283	1,113,588,154	163,222,887
Numerator for basic earnings per share	244,618,431	1,136,344,283	1,113,588,154	163,222,887
Numerator for diluted earnings per share	244,618,431	1,136,344,283	1,113,588,154	163,222,887

Denominator:
Number of shares outstanding, opening	200,000,000	200,000,000	257,241,526	257,241,526
Weighted average number of shares issued	—	10,591,364	452,702	452,702
Weighted average number of shares repurchased	—	(17,168)	(18,235,595)	(18,235,595)

Weighted average number of shares outstanding—basic	200,000,000	210,574,196	239,458,633	239,458,633
Dilutive effect of share options	148,401	5,681,307	8,436,443	8,436,443

Weighted average number of shares outstanding—diluted	200,148,401	216,255,503	247,895,076	247,895,076

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

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2007 and 2008

The Company granted 920,000 and 3,800,000 share options to the directors, employees and consultants of the Group on March 19, 2007 and May 15, 2007, respectively. Such options were granted under the 2006 Stock Incentive Plan at an exercise price of US$2.0 per share, with 20% vesting annually.

On July 2, 2007, all consultants were transferred to employee status as they have been recruited as the Company’s employees. The fair value of the options to those consultants have been remeasured on the date those consultants became the Company’s employees and the compensation charges have been accounted for prospectively from the date of the change in employment status.

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

Types of awards available for grant under the 2007 Stock Incentive Scheme include, but not limited to, share options (including both incentive and non-qualified), stock appreciation rights (“SAR”), performance-based awards and restricted stock. Performance-based awards are only granted to officers and employees of the Group and the performance goals are determined by the Board of Directors. Such performance-based awards may be paid in cash or shares which will be determined upfront. The Board of Directors will determine the type, the number, the exercise price and the vesting terms of the awards. The maximum number of shares authorized for issuance under the 2007 Stock Incentive Scheme is 7,800,000. The share options and SARs, if and when issued, have a maximum term of ten years. The 2007 Stock Incentive Plan provides for two terms to grantees. These awards vest either over a five or a four year period, with 20% or 25%, respectively, of the options to vest on each of the first, second, third, fourth and fifth anniversaries of the award date as stipulated in the share option agreement. The Company did not grant any SAR or performance based awards as of December 31, 2008.

On October 17, 2007, the Board of Directors approved the grant of 1,743,500 share options (non performance-based and to be settled in shares) to certain officers and employees of the Group pursuant to the 2007 Stock Incentive Scheme. The exercise price of these options is US$15.50.

On February 1, 2008, February 14, 2008 and September 9, 2008, the Board of Directors approved the grant of 60,000, 50,000 and 560,500 share options (non performance-based and to be settled in shares) at the exercise prices of US$10.29, US$10.50 and US$8.01, respectively, pursuant to the 2007 Stock Incentive Scheme to certain officers and employees of the Group.

The fair value of stock options was estimated using a binomial option pricing model. The binomial model requires the input of highly subjective assumptions including the expected stock price volatility and the expected price multiple at which employees are likely to exercise stock options. The Company uses historical data to estimate forfeiture rate. For expected volatilities, the Company has made reference to historical volatilities of several comparable companies. The risk-free rate for periods within the contractual life of the option is based on

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2007 and 2008

the U.S. Treasury yield curve in effect at the time of grant. The fair value of the ordinary shares, at the measurement dates prior to the Company becomes a public company, was determined based on an independent valuation.

The fair values of stock options granted to employees were estimated using the following weighted average assumptions:

	For the year ended December 31, 2006	For the year ended December 31, 2007	For the year ended December 31, 2008
Suboptimal exercise factor	1.5	1.5	1.5
Risk-free interest rates	4.56%	4.50 – 5.06%	3.50 – 3.99%
Expected volatility	51.33	48.99 – 58.25	57.52 – 57.64
Expected dividend yield	0%	0%	0%
Fair value of share option	RMB2.00 to RMB8.24	RMB2.00 to RMB54.92	RMB21.64 to RMB42.59
Estimated forfeiture rate	0 to 10% per annum	0 to 10% per annum	0 to 2% per annum

Share options issued to employees

The following table summarizes the Company’s share option activity as of and for the year ended December 31, 2008.

	Number of options	Weighted average exercise price	Weighted average remaining contractual life (Years)	Aggregate intrinsic value
		(RMB)		(RMB)
Outstanding, December 31, 2007 and January 1, 2008	14,657,600	27.74	5.60	1,036,874,052
Granted	670,500	57.31
Exercised	(779,100)	13.65
Reclassified	—	—
Forfeited/Cancelled	(243,900)	47.38

Outstanding, December 31, 2008	14,305,100	26.14	4.80	368,089,492

Vested and expected to vest at December 31, 2008	14,079,398	26.17	4.80	362,173,581
Exercisable at December 31, 2008	3,629,400	22.81	4.39	100,120,979

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the fair value of the Company’s shares as at December 31, 2008, for those awards that have an exercise price currently below the fair value of the Company’s shares. The total intrinsic value of options exercised during the year ended December 31, 2008 was approximately RMB56,200,000 (US$8,200,000) (2007: RMB44,000,000).

The weighted average estimated fair value of options granted to employees of the Group during fiscal years ended 2007 and 2008 was RMB18.40 and RMB28.74 (US$4.21) respectively. The total fair value of options vested during the year ended December 31, 2006, 2007 and 2008 was RMB4,859,242, RMB3,373,966 and RMB21,421,966 (US$3,139,890), respectively.

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2007 and 2008

As of December 31, 2008, there was RMB64,831,474 (US$9,502,598) of unrecognized share-based compensation cost related to share options issued to employees. That deferred cost is expected to be recognized over a weighted-average vesting period of 3.13 years. To the extent the actual forfeiture rate is different from original estimate, actual share-based compensation related to these awards may be different from the expectation.

The following table sets forth the components of share based compensation expenses for share options issued to employees from the Company’s share option scheme both in absolute amount and as a percentage of net revenue for the year indicated.

	For the year ended December 31,
	2006	2007	2008	2008
	(RMB)	(RMB)	(RMB)	(US$)%
Net revenue	408,498,898	1,527,536,426	1,594,679,786	233,738,334	100%

Cost of services	1,098,387	1,673,779	3,456,635	506,652	0.22%
Research and product development expenses	3,296,377	6,151,415	10,874,546	1,593,924	0.68%
Sales and marketing expenses	440,190	960,335	2,071,956	303,695	0.13%
General and administrative expenses	1,727,718	13,613,371	29,728,437	4,357,411	1.86%

Total costs and operating expenses	6,562,672	22,398,900	46,131,574	6,761,682	2.89%

Share options issued to consultants

The fair values of stock options granted to consultants in the following year was estimated using the following weighted average assumptions:

	For the year ended December 31, 2006	For the year ended December 31, 2007	For the year ended December 31, 2008
Suboptimal exercise factor	1.5	1.5	—
Risk-free interest rates	4.70%	4.50 – 5.06%	—
Expected volatility	50.28	48.99 – 58.25	—
Expected dividend yield	0%	0%	—
Fair value of share option	RMB2.92 to RMB4.38	RMB6.64 to RMB11.20	—
Estimated forfeiture rate	0% per annum	0% per annum	—

On July 2, 2007, all consultants were transferred to employee status as they were recruited as the Company’s employee. There are no share options issued to consultants for the remaining of 2007 and in 2008. As such, there is no unrecognized share-based compensation cost balance related to share options issued to consultants as of December 31, 2007 and 2008.

The weighted average estimated fair value of options granted to consultants during the fiscal year ended December 31, 2006, 2007 and 2008 was RMB3.66, RMB9.62 and Nil respectively.

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2007 and 2008

The following table sets forth the components of share based compensation expenses for share options issued to consultants from the Company’s share option scheme both in absolute amount and as a percentage of net revenue for the period indicated.

	For the year ended December 31,
	2006	2007	2008	2008
	(RMB)	(RMB)	(RMB)	(US$)%
Net revenue	408,498,898	1,527,536,426	—	—	—

Research and product development expenses	334,528	2,115,965	—	—	—
General and administrative expenses	—	348,750	—	—	—

Total costs and operating expenses	334,528	2,464,715	—	—	—

13. EMPLOYEE BENEFITS

The full-time employees of the Company’s subsidiary and the VIE subsidiary that are incorporated in the PRC are entitled to staff welfare benefits, including medical care, housing subsidies, unemployment insurance and pension benefits. These companies are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations, and to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The Group’s PRC subsidiary and VIE subsidiary have no legal obligation for the benefits beyond the contributions made. The total amounts expensed in the Consolidated Statements of Operations and Comprehensive Income for such employee benefits amounted to RMB2,050,828, RMB12,541,921 and RMB14,469,679 (US$2,120,877), for the years ended December 31, 2006, 2007 and 2008, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

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

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2007 and 2008

Significant related party transactions were as follows:

	For the year ended December 31, 2007	For the year ended December 31, 2008
	(RMB)	(RMB)	(US$)
Advance to Jiante	900,000,000	—	—
Repayment of loan to Lager Beijing	(2,500,000)	—	—
License fee received and receivable from Lager Network	6,498,077	3,782,018	554,345
Repayment to Lager Taiwan	2,496,391	—	—
Advance from Lager Network	(492,416)	—	—
Payroll paid on behalf by Lager Network	—	(2,421,579)	(354,940)
Repayment of advances to Jiante	(900,000,000)	—	—
Acquisition of intellectual property right of a new game from Lager Network	(66,300,000)	—	—
Proceeds of initial public offering received on behalf of and payable to Vogel	(13,710,697)	—	—
Proceeds repaid to Vogel	—	13,710,697	2,009,629

Giant Network granted to Jiante, a company wholly-owned by Mr. Yuzhu Shi, a loan amount of RMB78,000,000, RMB22,000,000 and RMB234,000,000 on March 9, 2007, February 12, 2007, and February 9, 2007, respectively. The loans are unsecured, subject to an annual interest rate of 5.5% per annum and due on June 30, 2007. Zhengtu Information also granted to the same related party a loan amount of RMB166,000,000 on February 19, 2007. The loan is unsecured, subject to an annual interest rate of 5.5% per annum and due on June 30, 2007. Pursuant to the supplementary agreement to the loan contracts dated June 8, 2007, the interest on the above loans has been waived and the maturity date has been extended to July 31, 2007. The loans are guaranteed by Mr. Yuzhu Shi's direct and indirect equity interest in the Company. Furthermore, Zhengtu Information granted a RMB400,000,000 loan to the same related party on June 11, 2007. The loan is secured, interest free and due on July 31, 2007. The loan is also guaranteed by Mr. Yuzhu Shi's direct and indirect equity interest in the Company. Imputed interest on the loans has been appropriately accounted for. Jiante repaid RMB100,000,000, RMB40,000,000, RMB80,000,000, RMB180,000,000, RMB380,000,000 and RMB120,000,000 of the above loans on July 18, 2007, July 24, 2007, July 25, 2007, August 24, 2007, August 27, 2007 and August 30, 2007, respectively.

In May 2007, the Company has repaid the advance from Lager Taiwan of RMB2,496,391 received in December 2006.

On May 3, 2007, the Company agreed to acquire the intellectual property right of King of King III, a 3D MMORPG developed by a Lager Network. On August 31, 2007, the purchase consideration of 4,000,000 ordinary shares of the Company were issued, which were valued at RMB66,300,000.

In June 2007, Giant Network received a repayment of RMB2,500,000 interest-free loan from Lager Beijing which was granted in August 2006.

A total of RMB13,710,697 of the proceeds from the initial public offering has been received on behalf of and is payable to the selling shareholder, Vogel as of December 31, 2007. The amount has been repaid to Vogel in the first quarter of 2008.

The Company recorded royalty fees of RMB3,782,018 (US$554,345) received and receivable from Lager Network for the year ended December 31, 2008 (2007: RMB6,498,077). The Company and Lager Network

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2007 and 2008

entered into an arrangement in 2008 whereby Lager Network will pay on the Company’s behalf for services rendered by certain of the Group’s employees to partially offset the outstanding royalty fees due to the Company. The total amount of paid on behalf as a result of the arrangement was approximately RMB2,400,000 (US$400,000). The management has considered the recoverability of the remaining unsettled royalty fee and made a provision of RMB6,639,131 (US$973,123) as of December 31, 2008.

All balances with the related parties as of December 31, 2006, 2007 and 2008 were unsecured, interest-free and have no fixed term of repayment except for the loans to Jiante as mentioned above.

15. TREASURY STOCK

During 2007 and 2008, the Company repurchased 1,429,100 ADSs and 16,055,000 ADSs, respectively under the Share Repurchase Plan 1 for a total consideration of approximately RMB127,000,000 and RMB1,320,000,000 (US$193,500,000), respectively. The Company has fulfilled and completed the Share Repurchase Plan 1 on February 13, 2008 with a total of 17,484,100 ADSs repurchased amounting to approximately RMB1,447,000,000 (US$200,000,000).

During 2008, the Company has repurchased 14,947,200 ADSs amounting to approximately RMB667,000,000 (US$97,800,000) under the Share Repurchase Plan 2.

As of December 31, 2008, the Company has repurchased a total 32,431,300 ADSs, (2007: 1,429,100 ADSs) amounting to approximately RMB2,114,000,000 (US$309,800,000) (2007: RMB127,000,000).

16. COMMITMENTS AND CONTINGENCIES

Operating lease agreements

The Group has entered into operating lease arrangements mainly relating to its office premises and computer equipment. Future minimum lease payments for non-cancelable operating leases as of December 31, 2008 are as follows:

	Office premises	Computer equipment	Total
	(RMB)	(RMB)	(RMB)	(US$)
2009	11,926,148	5,631,824	17,557,972	2,573,539
2010	6,126,341	—	6,126,341	897,961
2011	5,982,988	—	5,982,988	876,950
2012	6,233,173	—	6,233,173	913,620
2013	1,810,212	—	1,810,212	265,330

Total	32,078,862	5,631,824	37,710,686	5,527,400

Total rental expenses are RMB8,543,471, RMB37,706,159 and RMB67,759,667 (US$9,931,794) for the years ended December 31, 2006, 2007 and 2008 respectively.

Capital commitment

Capital commitments for purchase of property, equipment and software as of December 31, 2008 are approximately RMB16,660,625 (US$2,442,000). The payments for the commitments for these purchases are expected to be settled within the next 12 months.

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2007 and 2008

Contingencies

PRC regulations currently limit foreign ownership of companies that provide Internet content services, which include operating online games, to 50%. In addition, foreigners or foreign invested enterprises are currently not able to apply for the required licenses for operating online games in the PRC. The Company is incorporated in the Cayman Islands and accordingly Zhengtu Information is considered as a foreign invested enterprise under PRC law. In order to comply with foreign ownership restrictions, the Group operates its online games business in the PRC through Giant Network, which is majority owned by Mr. Yuzhu Shi, a PRC citizen. Giant Network holds the licenses and approvals that are required to operate the online games business and Zhengtu Information owns the substantial majority of the physical assets required to operate the online game business. Zhengtu Information has entered into a series of contractual arrangements with Giant Network, pursuant to which Zhengtu Information provides Giant Network with services and software licenses in exchange for fees, and Zhengtu Information undertakes to provide financial support to Giant Network to the extent necessary for its operations. In addition, Zhengtu Information has entered into agreements with Giant Network and its equity holders that provide it with the ability to control Giant Network. In the opinion of management, (i) the ownership structure of the Company, Zhengtu Information and Giant Network are in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with Giant Network and its shareholders are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Group’s business operations are in compliance with existing PRC laws and regulations in all material respects. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Group and its contractual arrangements with Giant Network are found to be in violation of any existing or future PRC laws and regulations, the Group may be required to restructure its ownership structure and operations in the PRC to comply with the changing and new PRC laws and regulations. In the opinion of management, the likelihood of loss in respect of the Group’s current ownership structure or the contractual arrangements with Giant Network is remote.

Two securities class actions have been filed against the Company. The first was filed on November 26, 2007, entitled Pyramid Holdings, Inc V. Giant Interactive Group, Inc. (United States District court, Southern District of New York (07cv10588); and the second was filed on December 20, 2007, entitled Brooks v Giant Interactive Group, Inc. (United States District court, Southern District of New York (07cv11423). The actions assert similar allegations and seek similar damages, both alleging claims pursuant to Section 11 and Section 12(a)(2) of the Securities Exchange Act of 1933, on behalf of all persons who purchased Company’s ADSs pursuant to or traceable to the Company’s initial public offering from November 1, 2007, though November 10, 2007. The Company, Merrill Lynch & Co. and UBS Investment Bank are named as defendants. Plaintiffs also request that the action be maintained as class action and request relief in the form of class damages plus interest, attorneys’ fees, experts’ fee and other costs, and a rescinding of the initial public offering.

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

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2007 and 2008

The actions were consolidated by stipulation on January 31, 2008, into In re Giant Interactive Group, Inc. Securities Litigation. On August 5, 2008, the Court appointed a Lead Plaintiff and its Counsel in the consolidated action. The Lead Plaintiff filed a Consolidated Amended Complaint on October 6, 2008. The Company, Merrill Lynch & Co. and UBS Investment Bank filed motions to dismiss the Consolidated Amended Complaints on November 21, 2008. These motions were fully briefed and will be deemed submitted for oral argument as of February 25, 2009. The Court has not yet scheduled a hearing on the motions to dismiss. Since no hearing on the motions scheduled at this time, the Company’s management has been advised by its legal counsel it is impracticable to conclude on the likelihood of an unfavorable outcome or the amount or range of any possible loss to the Company.

Income taxes

As of December 31, 2008, the Group has recognized RMB4,812,724 (US$705,419) (2007: RMB30,911,888) of liabilities for unrecognized tax benefits. The final outcome of these tax uncertainties is dependent upon various matters including tax examinations, changes in regulatory tax laws, interpretation of those tax laws or expiration of status of limitation. However, based on the number of jurisdictions, the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. As of December 31, 2008, the Group classified RMB4,812,724 (US$705,419) of its liabilities for unrecognized tax benefits as a current liability.

17. FAIR VALUE MEASUREMENT

Effective January 1, 2008, the Group adopted SFAS 157. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Although the adoption of SFAS 157 did not impact the Group’s financial condition, results of operations, or cash flow, SFAS 157 requires additional disclosures to be provided on fair value measurement.

SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activity.

SFAS 157 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

In accordance with SFAS 157, the Company measures trading securities and available-for-sale investment at fair value. Trading securities are classified within Level 2 because they are valued using a model utilizing market direct and indirect observable inputs, such as price index of wheat and soybean, its historical volatility and risk-free interest rate. The available-for-sale investment is classified within Level 3 as its valuation is based on a model utilizing unobservable inputs which require significant management judgment and estimation.

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2007 and 2008

Assets measured at fair value on a recurring basis are summarized below:

	Fair Value Measurement at December 31, 2008 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)	Fair Value at December 31, 2008
	(RMB)	(RMB)		(RMB)	(US$)
Trading securities:
—Adjustable rate structured notes	—	68,045,859	—	68,045,859	9,973,742
Available-for-sale investment	—	—	450,006,853	450,006,853	65,959,231

Total	—	68,045,859	450,006,853	518,052,712	75,932,973

The following table summarizes the valuation of the available-for-sale investment:

Amount
(RMB)
Fair value of available-for-sale investment as at January 1, 2008	—
Acquisition of investment on July 1, 2008	348,683,006
Unrealized gain in fair value	102,655,057
Transfer in and/or out of Level 3	—
Effect of exchange rate change	(1,331,210)

Fair value of available-for-sale investment as at December 31, 2008	450,006,853

Fair value of available-for-sale investment as at December 31, 2008 (US$)	65,959,231

The fair value of available-for-sale investment in Series C Preferred Share of 51.com as of December 31, 2008 was estimated using an enterprise value allocation (“EVA”) model.

The EVA model requires inputs of highly subjective assumptions including the expected stock price volatility and the probability of occurrence under three different scenarios (which is based on management reasonable estimation), namely 1) an initial public offering occurs (“IPO”), 2) 51.com liquidates (“Liquidation”) and 3) 51.com’s preferred share are redeemed at maturity (“Redemption”). For the expected volatilities, the Company has made reference to historical volatilities of several comparable companies. The risk-free rate is based on the yield of US$ China Sovereign Bond as of December 31, 2008 with the term corresponding to the maturity of the preferred shares.

The fair values of the Series C Preferred Share were estimated using the following assumptions:

December 31, 2008
Risk-free interest rates	3.15%
Expected volatility	55.15%
Probabilities of different scenarios:
—IPO	50%
—Liquidation (including deemed liquidation events as defined in Note 7)	25%
—Redemption	25%

The fair value of the 100% equity interest of 51.com was determined based on an independent valuation using an income approach.

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2006, 2007 and 2008

As of December 31, 2008, the Company recorded the available-for-sale investment at a fair value of RMB450,006,853 (US$65,959,231), with RMB102,655,057 (US$15,046,546) increase in fair value of the investment credited to other comprehensive income.

18. SUBSEQUENT EVENTS

Legal claim

On January 18, 2009, two individuals (non related parties) filed a legal case against Giant Network in respect of certain software copyright infringement. Since the case is in a discovery stage and a trial date has not yet been set, the Company’s management has been advised by its legal counsel it is impracticable to conclude on the likelihood of an unfavorable outcome or range of possible loss to the Company.

Establishment of a new subsidiary

On February 19, 2009, the Company established Zhuhai Zhengtu Information Technology Co. Ltd. (“Zhuhai Information“), a wholly-owned subsidiary by Giant HK, in the Zhuhai Hi-Tech Industrial Area. Zhuhai Information has not started its operation since its incorporation and its intended principal activity is of online game research and development.

Share options

On February 27, 2009, the Board of Directors approved the grant of 335,000 share options (non performance-based and the awards are settled in shares), to certain officers and employees of the Group pursuant to the 2007 Stock Incentive Scheme. The exercise price of these options is US$6.00.

Dividends

Pursuant to a Board of Director’s resolution dated February 27, 2009, the Company declared a dividend of approximately US$40,800,000 paid out of 2008’s net distributable profits to the shareholders as of record on March 27, 2009. The dividends have been paid in April 2009.

Share repurchase

1,570,785 ordinary shares were repurchased subsequent to 2008 amounting to approximately US$9,200,000 under the Share Repurchase Plan 2.

Secured loan

On April 20, 2009 ("Agreement Date), Zhengtu Information granted a loan of US$5,000,000 (the “Loan”) to a potential investee’s founder and is secured by 20% equity shares of the potential investee owned by the founder. The Loan will become due and payable in full within 121 days after the investee has completed restructuring within 6 months from the Agreement Date (“Loan Period”). The Loan is interest-free during the Loan Period, after which if it is not repaid, it will bear an interest at the prevailing bank interest rate. Should the restructuring not be completed within 6 months, Zhengtu Information has option to surrender the Loan for 20% of the investee’s ordinary shares or to request for immediate repayment.

Tax

In May 2009, when Zhengtu Information filed its 2008 corporate tax return, the in-charge tax authority inquired about the reduced tax rate applied by Zhengtu Information under the transitional rules applicable under the new PRC tax law. The management is cooperating fully with this inquiry which remains on-going as of June 17, 2009. The resolution of this inquiry is currently uncertain and may result in an unfavorable financial statement impact in 2009.