Form 20-F
period 2009-12-31
Giant Interactive Group Inc.
filed 2010-06-07
CIK 1415016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

2/F No. 29 Building, 396 Guilin Road
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
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 226,819,007 ordinary shares.

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

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

This annual report on Form 20-F includes our audited consolidated statements of operation data for the years ended December 31, 2007, 2008 and 2009 and audited consolidated balance sheet data as of December 31, 2008 and 2009.

We and certain of our shareholders completed the initial public offering of 65,777,036 ADSs, each representing one ordinary share, on November 6, 2007. Our ADSs are listed on the New York Stock Exchange under the symbol “GA.”

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that relate to our current expectations and views of future events. The forward-looking statements are contained principally in the items entitled “Information on the Company,” “Risk Factors,” “Operating and Financial Review and Prospects,” “Financial Information,” and “Quantitative and Qualitative Disclosures About Market Risk.” Our forward-looking statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our anticipated growth and marketing strategies;
•	our future business development, results of operations and financial condition;
•	our ability to develop and commercialize new online games;
•	market acceptance of our online games;
•	our ability to introduce expansion packs and updates to our existing online games;
•	our ability to license our online games to third party operators;
•	our ability to manage our existing licensing arrangements;
•	competition from other online game developers and operators;
•	our ability to comply with regulation applying to online games;
•	our ability to effectively protect our existing and future intellectual property and not to infringe on the intellectual property of others;
•	our ability to expand our business through organic growth and strategic acquisitions;
•	our ability to integrate and manage our investment in Five One Network Development Co., or 51.com;
•	fluctuations in general economic and business conditions in China; and
•	impact of the current worldwide economic crisis on our business.

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

Market Data and Forecasts

This annual report also contains data related to the online gaming industry in China. This market data includes projections that are based on a number of assumptions. The online gaming market may not grow at the rate projected by market data, or at all. The failure of this market to grow at the projected rate may have a material adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the online gaming industry subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. Furthermore, if any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on market forecasts regarding the online gaming industry in China.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected consolidated financial data for the three years ended December 31, 2007, 2008 and 2009, and the selected consolidated balance sheet for the two years ended December 31, 2008 and 2009, were derived from our audited consolidated financial statements appearing in this annual report beginning on page F-1. The selected consolidated balance sheet data for the years ended December 31, 2005, 2006 and 2007 have been derived from our audited consolidated balance sheets as of December 31, 2005, 2006 and 2007, which are not included in this annual report. The selected consolidated statements of income data for the years ended December 31, 2005 and 2006 have been derived from our audited consolidated financial statements for the year ended December 31, 2005 and 2006, which are not included in this annual report. The following consolidated financial data summary for the periods and as of the dates indicated should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes and Item 5, “Operating and Financial Review and Prospects” below.

Our audited consolidated financial statements are prepared in accordance with US GAAP, and have been audited by Ernst & Young Hua Ming, an independent registered public accounting firm. The report of Ernst & Young Hua Ming on the consolidated financial statements as of December 31, 2008 and 2009 is included elsewhere in this annual report.

Our historical results for any prior period are not necessarily indicative of results to be expected for any future period.

Consolidated Statement of Operations and Comprehensive Income Data:

	For the year ended December 31, 2005	For the year ended December 31, 2006	For the year ended December 31, 2007	For the year ended December 31, 2008	For the year ended December 31, 2009
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands, except per share and per ADS data)
Net revenue:
Online game	—	408,499	1,521,396	1,589,676	1,293,018	189,428
Overseas licensing revenue	—	—	6,140	4,391	10,687	1,566
Other revenue, net	—	—	—	612	130	19
Total net revenue	—	408,499	1,527,536	1,594,679	1,303,835	191,013
Cost of services	—	(45,195)	(174,086)	(217,899)	(204,070)	(29,896)
Gross profit	—	363,304	1,353,450	1,376,780	1,099,765	161,117
Operating (expenses) income:
Research and product development expenses	(4,830)	(14,799)	(26,918)	(88,539)	(113,354)	(16,607)
Sales and marketing expenses	(4,579)	(80,460)	(189,403)	(241,575)	(119,600)	(17,522)
General and administrative expenses	(31,298)	(26,098)	(74,130)	(141,786)	(121,446)	(17,791)
Government financial incentives	—	1,621	16,779	63,084	88,460	12,959
Total operating expenses	(40,707)	(119,736)	(273,672)	(408,816)	(265,940)	(38,961)
(Loss)/income from operations	(40,707)	243,568	1,079,778	967,964	833,825	122,156
Interest income	70	1,136	53,878	184,964	102,200	14,972
Investment income (loss)	—	—	2,562	1,171	(5,971)	(875)
Unrealized loss on investment held-for-trading	—	—	—	(300)	—	—
Other income and expense	108	(86)	126	(843)	14,025	2,055
Income before income tax expenses	(40,529)	244,618	1,136,344	1,152,956	944,079	138,308
Income tax expenses	—	—	—	(39,368)	(85,060)	(12,461)
Net (loss) income	(40,529)	244,618	1,136,344	1,113,588	859,019	125,847
Net loss attributable to non controlling interest	—	—	—	—	295	43
Net (loss) income attributable to the Company’s shareholders	(40,529)	244,618	1,136,344	1,113,588	859,314	125,890
Other comprehensive income
Foreign currency translation	—	146	(51,927)	(192,424)	(12,769)	(1,870)
Reclassification adjustment	—	—	—	—	(1,814)	(266)
Unrealized holding gains, net of tax	—	—	—	76,969	(30,951)	(4,534)
Comprehensive income	—	244,764	1,084,417	998,133	813,780	119,220
Net (loss) earnings per ordinary shares, basic	(0.25)	1.22	—	—	—	—
Net (loss) earnings per ordinary shares, diluted	(0.25)	1.22	—	—	—	—
Net earnings per ADS(1), basic	—	—	5.40	4.65	3.80	0.56
Net earnings per ADS, diluted	—	—	5.25	4.49	3.67	0.54
Shares used in computation, basic	160,621,466	200,000,000	210,574,196	239,458,633	226,278,227	226,278,227
Shares used in computation, diluted	160,621,466	200,148,401	216,255,503	247,895,076	233,960,556	233,960,556

(1)	Each ADS represents one ordinary share.

Selected Consolidated Balance Sheet Data:

	December 31, 2005	December 31, 2006	December 31, 2007	December 31, 2008	December 31, 2009
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands, except per share and per ADS data)
Assets
Cash and cash equivalents	15,149	451,371	7,295,470	1,696,273	1,097,155	160,734
Total current assets	17,205	466,658	7,373,495	5,236,061	5,102,972	747,589
Property and equipment, net	6,876	36,491	127,631	213,905	178,670	26,175
Total non-current assets	8,829	38,146	214,228	766,363	1,349,690	197,731
Total assets	26,034	504,804	7,587,723	6,002,424	6,452,662	945,320
Total current liabilities	3,249	238,867	1,282,199	603,608	547,448	80,202
Total liabilities	3,249	254,942	1,282,199	629,294	547,869	80,263
Total shareholders’ equity	22,785	249,862	6,305,524	5,373,130	5,897,185	863,942
Non controlling interest	—	—	—	—	7,608	1,115
Total liabilities and equity	26,034	504,804	7,587,723	6,002,424	6,452,662	945,320

Selected Operating Data:

	For the quarter ended
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010
	(in thousands, except average revenues per user)
Average Concurrent Users	531	453	426	485	588
Peak Concurrent Users	1,571	1,441	1,281	1,391	1,611
Active Paying Players	1,236	1,204	1,108	1,138	1,373
Average Revenues per User (RMB)	300	300	259	241	220

Exchange Rate Information

Our business is conducted in China and substantially all of our net revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Conversions of Renminbi into U.S. dollars in this annual report are based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.8259 to US$1.00, the noon buying rate in effect as of December 31, 2009. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On May 28, 2010, the noon buying rate was RMB6.8305 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2005	8.0702	8.1940	8.2765	8.2702
2006	7.8041	7.9723	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9477	7.2946	6.7800
2009	6.8259	6.8307	6.8470	6.8176
October	6.8264	6.8267	6.8292	6.8248
November	6.8265	6.8271	6.8300	6.8255
December	6.8259	6.8275	6.8299	6.8240
2010
January	6.8268	6.8269	6.8295	6.8258
February	6.8258	6.8285	6.8330	6.8258
March	6.8258	6.8262	6.8270	6.8254
April	6.8247	6.8256	6.8275	6.8229
May (through May 28, 2010)	6.8305	6.8275	6.8310	6.8245

(1)	Averages for a period are calculated by using the average of the exchange rates on the end of each month during the period. Monthly averages are calculated by using the average of the daily rates during the relevant period.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to Our Business and Industry

Our limited operating history and the unproven long-term potential of our online game business model make evaluating our business and prospects difficult.

We began to offer our first product, the free-to-play massively multiplayer online, or MMO, game ZT Online, on a commercial basis in January 2006 (and a free-to-play version of ZT Online, ZT Online Classic Edition, in the third quarter of 2008) and our second free-to-play MMO game, Giant Online, in the fourth quarter of 2007. We commercially launched two free-to-play games, ZT Online Green and My Sweetie, and introduced K III, XT Online and The Golden Land in the second half of 2009; and we plan to commercially launch Dragon Soul and ZT Online II in year 2010. Although we have also commercially launched a pay-to-play game, ZT Online PTP, in the fourth quarter of 2007, we presently expect the substantial majority of our net revenues to continue to be generated by free-to-play games. The free-to-play model is a prevalent, but still relatively new model in the PRC market. As a result, we have a limited operating history upon which you can evaluate our business. We also may not have sufficient experience to address the risks frequently encountered by young companies using new and unproven business models and entering emerging and rapidly evolving markets, including the online game market in China. These risks may include our potential failure to:

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

We have been, and may continue to be, substantially dependent on ZT Online Series, which accounted for nearly all of our historical net revenues. Any reduction in ZT Online Series’ player base or any decrease in its popularity could materially and adversely affect our business, financial condition and results of operations, and any change in the accounting policies relating to that game could cause our online game revenues to fluctuate.

Since inception, sales of virtual value-added items and services related to ZT Online Series have accounted for nearly all of our net revenues. We commercially launched ZT Online in 2006 and subsequently commercially launched or introduced multiple versions of ZT Online, which includes ZT Online Classic Edition, ZT Online PTP and ZT Online Green (ZT Online, together with multiple versions of ZT Online launched, introduced or to be launched in the future collectively referred to as “ZT Online Series”). Although we have commercially launched Giant Online in the fourth quarter of 2007, launched My Sweetie and introduced K III, XT Online and The Golden Land in the second half of 2009 and plan to commercially launch Dragon Soul in year 2010, it is expected that we continue to derive the majority of our net revenues in 2010 from our most popular online game, ZT Online Series. Our business will therefore remain highly sensitive to the profitability and popularity of ZT Online Series, and any reduction in the ZT Online Series games player base or any decrease in its popularity in China due to competition with our other online games or those of third parties or otherwise could materially and adversely affect our business, financial condition and results of operations. For example, in the third quarter of 2009 our quarterly net online game revenues decreased by RMB73.7 million to RMB287.5 million from RMB361.2 million the prior quarter, which we believe was primarily due to a change in our monetization features for ZT Online to reduce the number of in-game promotional items. Furthermore, any lasting or prolonged server interruption due to network failures or other factors or any other adverse developments specific to ZT Online Series could prevent and otherwise deter players from making purchases of virtual items and services. This could also materially and adversely affect our business, financial condition and results of operations.

With respect to those virtual items that we sell that are not consumed at a predetermined time or otherwise do not have a limitation on repeated use, our accounting policies require us to recognize the related revenue over the estimated lifespan of that virtual item as determined by historical player usage patterns and playing behavior. In some cases, this period can be as long as the estimated lifespan of the game. We continuously monitor the useful life of each type of virtual item we sell and of our games, and will adjust these as appropriate. Any such adjustment may cause our revenues to be recognized over a significantly different time period, and may cause our net revenues to fluctuate from prior periods. For example, in 2008 and 2009, based on our internally calculated gameplay statistics, we determined that inactive players of ZT Online are players who have not played our game in 180 days consecutively, as opposed to 90 days as determined in 2007. As a result of this change, we have lengthened the period we amortize the life of certain virtual items, thereby reducing our online game net revenues.

We will also need to expend considerable resources to ensure ZT Online Series’ continued success. To maximize the lifespan of an online game, it is necessary to continuously improve and update the game on a timely basis with new features that appeal to players. We may fail to develop improvements, updates and/or enhancements on a timely basis, if at all. Any such failure may cause the game to lose popularity, which could result in lower net revenues.

If we are unable to develop, purchase or license additional online games that are attractive to players and result in overall revenue growth, our business, financial condition and results of operations may be materially and adversely affected and our ability to recover related product development costs, purchase costs or licensing fees may become limited.

In order to maintain our long-term profitability and financial and operational success, we must continually develop, purchase or license new online games that are attractive to players to replace our existing online games as they reach the end of their useful economic life. To date, we have commercially launched and introduced several online games, ZT Online, ZT Online Classic Edition, ZT Online PTP, ZT Online Green, Giant Online, K III, XT Online, My Sweetie, our first casual game and project developed by our Win@Giant incubation program and The Golden Land since 2006. Our new games may not be released on time, may not be profitable or popular among online game players in China and our games may attract players away from one another. In particular, since ZT Online II is a sequel to and shares the same basic plot and features as ZT Online, it may result in attracting away players from ZT Online or ZT Online PTP. If our newly introduced games fail to attract new players and result in increased online game revenues, our business, financial condition and results of operations may be materially and adversely affected.

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

We commercially launched ZT Online in January 2006 (and introduced ZT Online Classic Edition, a version of ZT Online, in the third quarter of 2008), ZT Online PTP and Giant Online in the fourth quarter of 2007 and ZT Online Green and My Sweetie in the second half of 2009, and introduced K III, XT Online and The Golden Land in the second half of 2009. We also plan to launch Dragon Soul and ZT Online II in year 2010. Our new online games may attract away players of our established games, particularly with respect to games with similar storylines, such as ZT Online and ZT Online II. Although we intend to target different types of players through ZT Online and ZT Online II and therefore minimize players of our existing games leaving such games in favor of our future games, we anticipate such movement may occur. This would decrease our established games’ number of concurrent users, which could make these games less attractive to other players. Furthermore, if former players of our established games spend less money to purchase virtual items and services or playing time on our new online games than they would have spent if they had continued playing our established games, our business, results of operations and financial condition could be materially and adversely affected.

We face significant competition, which could reduce our market share and adversely affect our business, financial condition and results of operations.

The online game industry in China is highly competitive. Our MMO games mainly compete with certain MMO games developed and/or operated in China, including Fantasy Westward Journey, developed and operated by NetEase.com, Inc.; World of Warcraft, developed by Blizzard Entertainment and operated by NetEase.com, Inc.; Tian Long Ba Bu, developed and operated by Changyou.com Limited; Zhu Xian, developed and operated by Perfect World, Co., Ltd. and MIR, developed and operated by Shanda Interactive Entertainment Limited. Additionally, in 2009, Tencent Holdings Ltd. has increased its presence in the online game market and has obtained significant market share. Our principal competitors also include online game companies such as CDC Corporation, Kingsoft Corporation, Nineyou International Limited, Tencent Holdings Ltd., Webzen Inc., The 9 Limited, Changyou.com Limited, Perfect World, Co., Ltd., Shanda Interactive Entertainment Limited, NetEase.com, GigaMedia Limited, and Net Dragon Websoft Inc. Furthermore, we expect companies from more developed gaming markets, such as the United States and South Korea, to continue to enter into the online game industry in China and more games developed by overseas entities will be licensed to be operated in Chinese markets.

Many of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater brand name recognition, larger international player bases and significantly greater game development, technical, financial and marketing resources than we have. Furthermore, any of our current or future competitors may be acquired by, receive investments from or enter into other commercial relationships with larger, more well-established and well-financed companies and therefore obtain greater financial, marketing and development and licensing resources than we have. This may allow them to devote greater resources than we can to the development and promotion of new online games and technologies similar to or better than our own. These competitors may engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers of employment to our existing and potential employees than we can. In addition, our existing and potential international competitors may establish cooperative relationships among themselves or with our local competitors. This may significantly enhance their competitiveness in the online game industry in China. New and increased competition may result in larger discounts demanded by our distributors, or price reductions in our virtual items and services, any of which could adversely affect our net revenues. In addition, increased competition in the online game industry in China could make it difficult for us to retain and expand our existing player base, which could reduce the number of dedicated players and players with high disposable incomes that play our games and from whom we derive most of our net revenues. If we are unable to compete effectively in the online game market in China, our business, financial condition and results of operations would be materially and adversely affected.

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

Our operating results fluctuate from period to period, making them difficult to predict.

Our operating results from period to period are highly dependent upon, and will fluctuate, based on the following factors:

•	the availability, quality and playability of our games;
•	the period of time over which we recognize revenue for some of our virtual items in our free-to-play games, which in certain cases is based on the estimated lifespan of our virtual items, which may be adjusted from time to time;
•	the number of games that we and our competitors offer players, and our respective pricing;
•	changes in our game features and the corresponding impact on player behavior and purchasing patterns (for example, our changes in the monetization structure of ZT Online to reduce the number of in-game promotional activities led to a decrease in our APP in the third quarter of 2008 and cancellation of selected monetization features such as “Treasury Box” in the third quarter of 2009);
•	the quality, variety, popularity and mix of virtual items and services available for purchase in our free-to-play games and related in-game promotional efforts;
•	game development costs and licensing or royalty payments for games potentially licensed in the future;
•	the amount of overseas licensing net revenues generated through our licensing arrangements with operators of our games;
•	our introduction of new online games, which may attract players away from our established games, and the mix of sales of our games;
•	the mix of sales through our distributors (who purchase prepaid game cards at a discount to their face value) and direct sales of game points to players through our website;
•	the breadth and depth of our distribution network and the corresponding availability of our prepaid game cards;
•	the success of our advertising and promotional efforts; and
•	seasonality of our sales of prepaid game cards and revenue recognition based on our game players’ behavior, during and around the Chinese New Year holidays in the first quarter, and the National Day holidays in the fourth quarter, when fewer of our targeted players play our games.

Due to these and other factors, our operating results will vary from period to period, will be difficult to predict for any given period, may be adversely affected from period to period and may not be indicative of our future performance.

Our limited resources may affect our ability to manage our growth.

Our growth to date has placed, and our anticipated further expansion will continue to place, a significant strain on our management, systems and resources. For example, during the period following the commercial launch of our first online game in January 2006 to December 2009, our total employees (not including liaison personnel) increased from approximately 200 to 1,575. We intend to increase our employee headcount even further, by increasing our number of research and development and customer service representatives. In addition to training and managing our workforce, we will need to continue to develop and improve our financial and management controls and our reporting systems and procedures.

We may not be able to successfully implement our growth strategies, which would materially and adversely affect our revenue, profitability and competitiveness.

We are pursuing a number of growth strategies, including developing new and/or enhanced online games and related products and services to attract more players, expanding our distribution and sales and marketing networks, strengthening our technology and operational platforms, enlarging our product development team, pursuing opportunities for acquisitions, strategic joint ventures, and investments and expanding our markets outside of China. For example, in the fourth quarter 2008 we introduced Win@Giant, an incubation program designed to identify and recruit talented individuals in the areas of game design, development, marketing and engineering. Besides, in the third quarter of 2008, we invested in 51.com, an online social networking company, which we may cooperate with in the future in developing online social networking capabilities in our games. In the second quarter of 2009, we acquired a 51% interest in Hangzhou Snow Wolf Software Co. Ltd. (“Snow Wolf”) to further enrich our game pipelines and enhance our R&D capability. Additionally, in the third quarter of 2009, we made an additional investment in Mobile Embedded Technology Inc., a mobile platform operating company, which provides games on mobile phones and other mobile value added services.

Pursuing these strategies may require us to expand our operations through internal development efforts and through partnerships, joint ventures, investments and acquisitions. In 2009, we established several online game research and development subsidiaries, which are 51% owned by the Company and 49% owned by the teams responsible for the research and development. If we are unable to successfully implement our growth strategies, our revenue and profitability may not grow as we expect, and our competitiveness may be materially and adversely affected.

We may not sustain our historical growth rate or profitability.

We have experienced significant revenue growth in a relatively short period of time. After commercially launching our first game in January 2006, net revenues increased from RMB408.5 million in 2006 to RMB1,527.5 million in 2007 and to RMB1,594.7 million in 2008, representing a 273.9% increase in 2007 and an 4.4% increase in 2008. However, in 2009, our net revenues decreased by 18.2% to RMB1,303.8 million (US$191.0 million) for fiscal year 2009. Although we believe the change in our net revenues in 2009 was largely due to new regulations on certain game features promulgated by the PRC government and a change of our in-game monetization features, we may not sustain our historical levels of revenue growth in future periods due to a number of different factors, including, among others, economic factors out of our control, competitiveness in the online game industry, in which market share can be quickly acquired or lost, the greater difficulty of growing at sustained rates from a larger net revenue base, the need to increase our research and product development expenses in order to develop new and successful games, the potential need to expend greater amounts in order to license or acquire new games, and our inability to prevent our other costs and operating expenses from increasing. Accordingly, you should not rely on the results of any prior period as an indication of our future operating performance.

We may be adversely affected by the slowdown of China’s economy caused in part by the recent global crisis in the financial services and credit markets.

We rely on the spending of our game players for our revenues, which may in turn depend on the players’ level of disposable income, perceived future earnings capabilities and willingness to spend. The growth of China’s economy experienced a slowdown after the second quarter of 2008, when the quarterly growth rate of China’s gross domestic product reached 11.9%. A number of factors have contributed to this slowdown, including appreciation of the Renminbi, which has adversely affected China’s exports, and tightening macroeconomic measures and monetary policies adopted by the PRC government aimed at preventing overheating of China’s economy and controlling China’s high level of inflation. The slowdown was further exacerbated by the recent global crisis in the financial services and credit markets, which in recent months has resulted in extreme volatility and dislocation of the global capital markets. In the first quarter of 2009, the growth rate of China’s gross domestic product decreased to 6.1%, and the closing of the Shanghai Stock Exchange Composite Index dropped from its high of 6,124 reached on October 16, 2007 to 2,481 on May 21, 2010.

It is uncertain how long the global crisis in the financial services and credit markets will continue and the degree of adverse impact it will have on the global economy and the economies in China and other jurisdictions where we license our games. If our game players reduce their spending on playing our games due to such uncertain economic conditions, our net revenues may be adversely affected.

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

Although the use of PCs in China has increased in recent years, the penetration rate for PCs in China is much lower than in the United States. In addition, despite a decrease in the cost of Internet access in China due to a decrease in the cost of PCs and the introduction and expansion of broadband access, the cost of personal Internet access remains relatively high in comparison to the average per capita income in China. The PRC government has also promulgated a number of regulations to curb the growth of Internet cafés. See “— Intensified government regulation of Internet cafés could limit our ability to maintain or increase our net revenues and expand our customer base.” The limited use of PCs in China, the relatively high cost of personal Internet access and increased restrictions on Internet cafés may limit the growth of our business. Furthermore, any Internet access or telecommunications fee increase could reduce the number of players that play our online games and materially and adversely affect our business, financial condition and results of operations.

We rely on our nationwide distribution network for a significant portion of our net revenues. Failure to maintain good relationships with our distributors could materially disrupt our business and harm our net revenues.

Online payment systems in China are still in a relatively early stage of development and are not as widely acceptable to customers in China as in the United States. As a result, although we make our prepaid game cards available for purchase online using an online payment system, our business is dependent on the performance of our regional distributors. In 2007, 2008 and 2009, 90.6%, 88.53% and 86.03%, respectively, of our sales proceeds were generated through sales of prepaid game cards to our distributors. Our largest distributor accounted for 6.6%, 6.1% and 6.3%, respectively, of our sales proceeds in 2007, 2008 and 2009. Maintaining relationships with existing distributors may be difficult and time-consuming. Although we typically enter into annual contracts with our distributors, our distribution agreements are not exclusive and do not prohibit our distributors from selling our competitors’ game cards. Our failure to maintain good relationships with our distributors could restrict our sales channels or encourage our distributors to seek to distribute our competitors’ products, each of which could materially disrupt our business and harm our net revenues. Furthermore, our growth strategy entails expanding our distribution network, which may be difficult to achieve in a timely manner or at all.

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

Beginning in the third quarter of 2008, we reduced our number of liaison personnel, from over 2,500 employees to approximately 1,550 employees by December 31, 2009, in order to reduce costs. We believe the reduction in our sales and marketing team will enhance our productivity while allowing us to maintain our previous ability to market our games and generate net revenues. However, the loss of part of our previous sales and marketing team may result in us being unable to sufficiently market our games, our former employees being employed by our competitors, or our remaining employees being unable to meet our productivity standards, which could materially and adversely affect our business, results of operations and financial condition.

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

In 2007, 2008 and 2009, 9.4%, 11.47% and 13.97% respectively, of our sales proceeds were generated from sales of our game points through a third-party online payment system. In such transactions, secure transmission of confidential information, such as customers’ debit and credit card numbers and expiration dates, personal information and billing addresses, over public networks, including our official game website, is essential for maintaining consumer confidence. We currently provide password protection of our VIP player accounts and verification hardware for all of our player accounts. In addition, we are developing certain new tools to better ensure the security of our players’ accounts in the future. While we have not experienced any breach of our security measures to date, such current security measures may be inadequate. In addition, we expect that an increasing number of our sales will be conducted over the Internet as result of the growing use of online payment systems. We also expect that associated online crime will likely increase accordingly. We must therefore be prepared to increase our security measures and efforts so that our customers have confidence in the reliability of the online payment system that we use. We do not have control over the security measures of our third-party online payment operator, and its security measures may not be adequate at present or may not be adequate with the expected increased usage of online payment systems. We could be exposed to litigation and possible liability if we fail to secure confidential customer information, which could harm our reputation, ability to attract customers and ability to encourage players to purchase our game points.

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

We periodically introduce expansion packs and make changes to our games based on feedback gathered from users and in order to encourage player behavior consistent with the basic principles of our game-playing environment. For example, in the third quarter of 2009, we canceled certain in-game monetization features, of which the most important feature is virtual treasure box, which may contain in-game items worth more than the cost of the treasure box itself, and allowing players to hire in-game “substitute players,” which enables them to raise their characters’ experience levels without actually playing. We believe this change was the main reason for the subsequent temporary decrease in our active paying players, which fell by 7.9% from approximately 1,204,000 as of the quarter ended June 30, 2009 to 1,108,000 as of the quarter ended September 30, 2009. Our active paying players subsequently increased by 2.7% to approximately 1,138,000 in the quarter ended December 31, 2009. However, the ability for players to adjust to game enhancements or policy changes and return to playing our games may or may not occur in response to future enhancements or changes in policies we introduce, which could materially and adversely affect our business, results of operations and financial condition.

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

If our business continues to expand, we will need to hire and retain additional qualified employees, including skilled and experienced online game developers. Since our industry is characterized by high demand and intense competition for talent, we may need to offer higher compensation and other benefits in order to retain key personnel in the future. In the fourth quarter of 2008, we introduced Win@Giant, an incubation program designed to attract talented employees, developers and business partners. While this program is intended to supplement and not replace our normal hiring efforts, we cannot assure you that this program will be successful or that we will be able to attract or retain the qualified game developers or other key personnel that we will need to achieve our business objectives. As a rapidly growing company, our ability to train and integrate new employees into our operations may not meet the increasing demands of our business, which could adversely affect our business and future growth prospects.

Future acquisitions may have an adverse effect on our ability to manage our business.

Selective acquisitions form part of our strategy to expand our business. For example, in the third quarter of 2008, we acquired a 25% interest in 51.com, a China based social networking company, for approximately US$51.1 million. In the third quarter of 2009, we acquired a 20% interest in Mobile Embedded Technology Inc., a mobile platform operation company, for US$5.0 million. We do not, however, have any prior experience integrating any new companies into ours or utilizing assets from acquired companies in our business, and we believe that integration of a new company’s operation and personnel will require significant management attention. 51.com is currently operating as an independent entity from us. Should we decide to further integrate 51.com or any future acquired businesses into our business, the diversion of our management’s attention from our business and any difficulties encountered in the integration process could have an adverse effect on our ability to manage our business.

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

Future acquisitions would also expose us to potential risks, including risks associated with the assimilation of new operations, technologies and personnel, unforeseen or hidden liabilities, the diversion of resources from our existing businesses, sites and technologies, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions and potential loss of, or harm to, our relationships with employees, customers, licensors and other suppliers as a result of the integration of new businesses.

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

As of December 31, 2009, we own 20 registered trademarks in total and are in the process of applying for the registration of 277 trademarks in China and 151 trademarks overseas. We cannot assure you that any of these trademark applications will ultimately proceed to registration or will result in registration with scope adequate for our business. Some of our pending applications or registrations may be successfully challenged or invalidated by others. If our trademark applications are not successful, we may have to use different marks for affected services or technologies, or enter into arrangements with any third parties who may have prior registrations, applications or rights, which might not be available on commercially reasonable terms, if at all.

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

We are subject to provisions of the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual reports on Form 20-F. In addition, our independent registered public accounting firm must attest to and report on the operating effectiveness of our internal control over financial reporting. While our management concluded that our internal control over financial reporting is effective as of December 31, 2009, and our independent registered public accounting firm reported on our internal controls over financial reporting, our management may conclude in the future that our internal controls are not effective. Our or our independent public accounting firm’s failure to conclude that our internal control over financial reporting is effective could result in a loss of investor confidence in the reliability of our reporting processes, which could materially and adversely affect the trading price of our ADSs.

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

Our business depends on the performance and reliability of the Internet infrastructure in China. Almost all access to the Internet is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Information Industry of China. In addition, the national networks in China are connected to the Internet through international gateways controlled by the PRC government. These international gateways are the only channels through which a domestic user can connect to the Internet. Although the PRC government has pledged to improve the Internet infrastructure in China as part of its stimulus packaged introduced in the first quarter of 2009, a more sophisticated Internet infrastructure may not be developed in China. We or the players of our online games may not have access to alternative networks in the event of disruptions, failures or other problems with China’s Internet infrastructure.

We face risks associated with the licensing of our games overseas, and if we are unable to effectively manage these risks, they could impair our ability to expand our business internationally.

As of the date of this annual report, we have granted to Lager Network the license to operate ZT Online in Hong Kong, Macau, Taiwan, Malaysia and Singapore. We have also granted an exclusive license to VinaGame Software Service Joint Stock Company, or VinaGame, to operate ZT Online in Vietnam. We granted an exclusive license to Astrum Nival, LLC, or Astrum Nival, to operate ZT Online in the Russia and other Russian speaking territories. We may further license our existing and new games in other countries and regions. The offering of our games in the international markets could expose us to a number of risks, including:

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

Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between our Cayman Islands Company and Giant Network through the irrevocable proxy agreement, whereby equity holders of Giant Network effectively assigned all of their voting rights underlying their equity interest to our Cayman Islands Company. We have entered into contractual arrangements with Giant Network pursuant to which Zhengtu Information, our wholly owned subsidiary, provides technical support and an exclusive software license to Giant Network. As a result of these contractual arrangements, under U.S. GAAP, we are also considered the primary beneficiary of Giant Network and, accordingly, we consolidate its historical results in our financial statements. For detailed descriptions of these contractual arrangements, see “Information on the Company — Organizational Structure” and “Major Shareholders and Related Party Transactions —  Related Party Transactions.”

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

On September 28, 2009, the General Administration of Press and Publications, or the GAPP, the National Copyright Administration, and National Office of Combating Pornography and Illegal Publications jointly published the Notice Regarding the Consistent Implementation of the “Stipulations on ‘Three Provisions”’ of the State Council and the Relevant Interpretations of the State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of Pre-examination and Approval of Internet Games and the Examination and Approval of Imported Internet Games (Xin Chu Lian [2009] No. 13), or the GAPP Notice. The GAPP Notice restates the general principle espoused in recently promulgated regulations that foreign investment is not permitted in Internet game operating businesses in China. Article IV of the GAPP Notice prohibits foreign investors from participating in Internet game operating businesses via wholly owned, equity joint venture or cooperative joint venture investments in China, and from controlling and participating in such businesses directly or indirectly through contractual or technical support arrangements. In the event of a violation of these provisions, GAPP shall, in conjunction with the relevant departments of the PRC, investigate and handle the same in accordance with the law. In serious cases, the relevant licenses and registrations shall be cancelled. However, as a detailed interpretation of the GAPP Notice has not been issued, it is not yet clear how this GAPP Notice will be implemented. Furthermore, as some other government authorities like the Ministry of Commerce, the MOC, and the MII did not join GAPP in issuing the Notice, the views of these bodies will be indefinite in clarifying the scope of implementation and enforcement of the GAPP Notice. If the past or current ownership structures, contractual arrangements and businesses of our company, Zhengtu Information or Giant Network are found to be in violation of any existing or future PRC laws or regulations, including the MII Notice and the GAPP Notice, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

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

We rely on contractual arrangements with Giant Network and its shareholders in China to operate our business. For a description of these contractual arrangements, see “Information on the Company —  Organizational Structure” and “Major Shareholders and Related Party Transactions — Related Party Transactions.” These contractual arrangements may not be as effective as direct ownership in providing us control over Giant Network. Direct ownership would allow us, for example, to directly exercise our rights as a shareholder to effect changes in the board of Giant Network, which, in turn, could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, as a legal matter, if Giant Network or its shareholders fails to perform their respective obligations under these contractual arrangements, we may have to incur substantial costs and expend significant resources to enforce those arrangements, and rely on legal remedies under PRC law. These remedies may include seeking specific performance or injunctive relief, and claiming damages, any of which may not be effective. For example, if any of Giant Network’s shareholders refuses to transfer its equity interest in Giant Network to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if any of those individuals otherwise act in bad faith towards us, we may have to take legal action to compel it to fulfill its contractual obligations. In addition, as Giant Network is jointly owned by its shareholders, it may be difficult for us to change our corporate structure or to bring claims against it or its shareholders if any of them fails to perform their obligations under the related contracts or does not cooperate with any such actions by us.

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

Our business benefits from certain preferential tax treatment and other government incentives. Expiration, discontinuation, or reduction of such treatment will increase our tax burden and reduce our net income.

Under certain PRC tax laws effective until December 31, 2007, the PRC government provided various incentives to domestic companies in the software and certain technology industries in China in order to encourage development of those industries. Both Zhengtu Information and Giant Network historically received preferential income tax treatments due to their status as software enterprises and high-tech enterprises located in the Caohejing Economic Development Zone of Xuhui District of Shanghai. Specifically, both entities enjoyed a reduced enterprise income tax rate of 15%, as compared to the statutory rate of 33%, and fixed-term tax exemptions and reductions prior to 2007, and with respect to Zhengtu Information, in 2007. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Taxation — China.” In addition, we have been receiving government financial incentives based on business taxes and VAT paid by us, and for qualification as high technology projects and expect to continue to receive them through December 31, 2014 because there are no conditions or performance-based obligations attached to these incentives other than our continued registration in our present district in Shanghai and they are not subject to refund. These incentives were granted by the Shanghai local government, and there can be no assurance that such incentives we are currently enjoying will not be modified or challenged by the central government or the taxation authority. We received financial incentives totaling RMB16.8 million and RMB63.1 million and RMB88.5 million (US$13.0 million) in 2007, 2008 and 2009, respectively. If these incentives are modified or otherwise challenged by any government authority, the loss will reduce our net income.

In 2007 China passed a new Enterprise Income Tax Law, or the New EIT Law, and its implementing rules, both of which became effective on January 1, 2008. The New EIT Law (i) reduces the top rate of enterprise income tax from 33% to 25%, (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules, and (iii) replaces tax incentives under the old laws with new tax incentives, subject to new qualification criteria (for example, the New EIT Law permits a new category of “high- and new-technology enterprises” to enjoy a reduced enterprise tax rate of 15%). Under the phase-out rules, enterprises established before the promulgation date of the New EIT Law and which were granted preferential EIT treatment under the then effective tax laws or regulations may continue to enjoy their preferential tax treatments until their expiration. Accordingly, Zhengtu Information, an enterprise established before the promulgation date of the New EIT Law, will continue to enjoy its preferential treatment under the phase-out rules. In addition, certain government authorities announced the new implementation of rules for application and assessment of “high- and new-technology enterprise” in April 2008 and every qualified company needs to re-apply for this qualification according to the new implementation rules. Zhengtu Information and Giant Network had obtained the qualification certificates of “high- and new-technology enterprises” status with a valid period of three years starting from 2008 to 2010. However, the continued qualification of a “high- and new-technology enterprises” for calendar year of 2010 will be subject to annual evaluation by the relevant government authority in China. In addition, Zhengtu Information and Giant Network will need to apply for an additional three-year extension upon the expiration of the current qualification certificate if they desire to continue to enjoy the 15% reduced rate. We cannot assure you that the tax authorities will not, in the future, discontinue any of our preferential tax treatments, potentially with retroactive effect. The discontinuation of any of our preferential tax treatments could materially increase our tax obligations. See “Item 5. — Operating and Financial Review and Prospects — A. Operating Results —  Taxation — China.”

We may be classified as a “resident enterprise” under the PRC New EIT Law; such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

The New EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. In addition, a circular issued by the State Administration of Taxation regarding the standards used to classify certain Chinese enterprise controlled companies established outside of China as “resident enterprises” clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when recognized by non-PRC shareholders. This circular also subjects such “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the enterprise income tax, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. In addition, the circular mentioned above details that certain Chinese-invested enterprises will be classified as “resident enterprises” if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the directors or senior management having voting rights. If the PRC tax authorities determine that our Cayman Island holding company is a “resident enterprise,” we may be subject to enterprise income tax at the rate of 25% on our worldwide income and 10% of withholding tax on dividends paid by us to our non-PRC shareholders and, while less clear, capital gains recognized by them with respect to the sale of our stock, may be subject to a PRC withholding tax. Such determination could have a material adverse effect on our net income and results of operations, and may require us to withhold tax on our non-PRC shareholders. We are actively monitoring the “resident enterprise” classification rules and our Cayman Island holding company’s facts and circumstances relative to the classification rules. Similar results could follow if our BVI subsidiary is considered a PRC “resident enterprise.”

Strengthened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on our acquisition strategy.

In connection with the new EIT Law, the Ministry of Finance and State Administration of Taxation jointly issued, on April 30, 2009, the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On December 10, 2009, the State Administration of Taxation issued the Notice on Strengthening the Management on Enterprise Income Tax for Non-resident Enterprises Equity Transfer, or Circular 698. Both Circular 59 and Circular 698 are effective retroactively to January 1, 2008. Under the two circulars, non-PRC-resident enterprises may be subject to income tax on capital gains generated from their transfers of equity interests in PRC resident enterprises. The PRC tax authorities have discretion under Circular 59 and Circular 698 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of the investment. In addition, by promulgating and implementing the circulars, the PRC tax authorities have increased their scrutiny of the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC-resident enterprise. For example, Circular 698 specifies that the PRC State Administration of Taxation is entitled to redefine the nature of an equity transfer where offshore vehicles are interposed for tax-avoidance purposes and without reasonable commercial purpose. Since we pursue acquisitions as one of our growth strategies, and have conducted and may conduct acquisitions involving complex corporate structures, the PRC tax authorities may, at their discretion, adjust for capital gains, or request us to submit additional documentation for their review, in connection with any of our acquisitions, thus causing us to incur additional acquisition costs.

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

The online game industry in China is highly regulated by the Chinese government. Various regulatory authorities of the Chinese central government, such as the State Council, the GAPP, the Ministry of Culture and the Ministry of Public Security, are empowered to issue and implement regulations governing various aspects of the online game industry.

We are required to obtain various permits or approvals from different regulatory authorities in order to operate online games. For example, an Internet content provider, or ICP, must obtain an ICP license in order to engage in any commercial ICP operations within China. In addition, an online game operator must also obtain a license from the Ministry of Culture and a license from the GAPP in order to distribute games through the Internet. Some of the licenses are subject to annual inspection by relevant government authorities, such as the ICP license. If we fail to maintain any of these required permits or approvals, we may be subject to various penalties, including fines and the discontinuation or restriction of our operations. Any such disruption in our business operations would materially and adversely affect our business, financial condition and results of operations.

Since we have licensed ZT Online to some overseas companies such as Lager Network, VinaGame and Astrum Nival for operation outside mainland China, we are required to submit our software export contracts to the data center of the Ministry of Commerce and obtain a software export contract registration license. Failure to obtain this license may cause us to incur penalties such as warning and restrictions on or discontinuation of our self-export operations. For the games that we commercially launched in or after 2010, such as Dragon Soul, Elsword, Allods Online and ZT Online II, there is an additional set of regulatory requirements with which we must comply. This includes obtaining game content approval from the Ministry of Culture, completing registration with the Ministry of Commerce and the State Copyright Bureau, obtaining a software product registration certificate from the Ministry of Information Industry, and obtaining a publication approval from the General Administration of Press and Publication. Any failure by us to obtain these permits or approvals may cause us to suspend operation of our online games, or otherwise cause us to incur penalties, including fines and restrictions on or discontinuation of our operations, which could materially and adversely affect our business, financial condition and results of operations

As the online game industry is at an early stage of development in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and address new issues that may arise. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future Chinese laws and regulations applicable to the online games industry. While we believe that, we are in compliance with all applicable Chinese laws and regulations currently in effect with the exception of those the violation of which has been disclosed in this annual report or would not otherwise have an adverse effect on Zhengtu Information and Giant Network as a whole, we cannot assure you that we will not be found in violation of any current or future Chinese laws and regulations.

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

The PRC government controls virtually all Internet access in China, and requires all computers sold in China to be installed with government-designated software to censor websites deemed inappropriate by the government, which may potentially discourage or restrict the use of the Internet or our online games, and consequently adversely impact our business, financial conditions and results of operation.

The PRC government controls virtually all Internet access in China and may occasionally block Internet access throughout the country or in certain regions due to political concerns, in particular in response to, or out of concerns with respect to, special incidents or significant events, thereby preventing people in China, including our game players, from accessing the Internet and playing our online games.

On May 19, 2009, the MII issued a notice regarding the Pre-installment of Green Dam Web Filter Software on Computers. According to this notice, commencing on July 1, 2009, all computers sold in China are required to be installed with a government-designated software, called Green Dam — Youth Escort, to block “unhealthy words or pictures.” However, according to media reports, such software may compromise the security of personal information. Given the controversy generated by this notice, the MII announced on June 30, 2009 that it would extend the deadline for the implementation of the notice. According to recent media reports, the minister of the MII further stated on August 13, 2009 that the Chinese government will not require all computers sold in China to be installed with the filter software but that computers used in schools, Internet cafes and other public places will be required to be installed with the filter software in order to prevent young people from being harmed by unhealthy online content. It is currently unclear to what extent this notice would be implemented. Although this notice is not intended to block access to online games, if any content of our online games is found by the filter software to contain “unhealthy words or pictures,” our website may be blocked by the software, and as a result users who play our games will not be able to access our online games, which would have an adverse effect on our business, financial conditions and results of operation.

Compliance with the laws or regulations governing virtual currency may result in us having to obtain additional approvals or adversely affect our game operation revenues.

In June 2009, the MOC and the Ministry of Commerce jointly published the Notice on Strengthening the Administration Work of the Virtual Currency in Online Games, or the Virtual Currency Notice, to require businesses that (i) issue online game virtual currency (in the form of prepaid cards and/or pre-payment or prepaid card points) or (ii) offer online game virtual currency transaction services to apply for approval from the MOC through its provincial branches within three months following the date of such notice. The Virtual Currency Notice prohibits businesses that issue online game virtual currency from providing services that would enable the trading of such virtual currency. Any business that fails to submit the requisite application will be subject to sanctions, including but not limited to warnings, mandatory corrective measures and fines. The Virtual Currency Notice also prohibits online game operators from allocating virtual items or virtual currency to players based on random selection through lucky draw, wager or lottery which involves cash or virtual currency directly paid by the players. The Virtual Currency Notice also regulates, among other things, that game operators may not issue virtual currency to game players through means other than purchased by game players with legal currency. Moreover, any businesses that do not provide online game virtual currency transaction services are required to adopt technical measures to restrict the transfer of online game virtual currency among accounts of different game players. The above restrictions may limit our ability to maintain or increase our revenues and adversely affect our results of operations and business prospects.

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

A Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, was promulgated by the PRC State Administration of Foreign Exchange, or SAFE, in October 2005 that requires registration with the local SAFE in connection with direct or indirect offshore investments by PRC residents. The regulation applies to our shareholders who are PRC residents and also applies to our offshore acquisitions.

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

SAFE rules and regulations may limit our ability to transfer the net proceeds from our initial public offering to Giant Network, our variable interest entity, or VIE, in the PRC, which may adversely affect the business expansion of Giant Network, and we may not be able to convert the net proceeds from our initial public offering into Renminbi to invest in or acquire any other PRC companies, or establish other VIEs in the PRC.

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

In December 2006, the People’s Bank of China promulgated the Administrative Measures on Individual Person Foreign Exchange, or the PBOC Regulation, setting forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under the current account and the capital account. In January 2007, SAFE issued the implementation rules for the PBOC Regulation which, among others, specified the approval requirement for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plan or stock options plan of an overseas listed company. On March 28, 2007, SAFE promulgated the Implementing Procedures on Administration of Foreign Exchange regarding PRC Individuals’ Participating in Employee Stock Ownership Plan and Stock Option Plan of Overseas Listed Companies, or the Stock Option Rule, to further clarify the formalities and application documents in connection with the subject matter. Under the Stock Option Rule, PRC citizens who are granted stock options or restricted share units, or issued restricted shares by an overseas publicly-listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly-listed company, to complete certain other procedures and transactional foreign exchange matters upon the examination by, and approval of, SAFE. Failure to comply with the Stock Option Rule may subject the plan participants, the company offering the plan or the relevant intermediaries, as the case may be, to fines and legal or administrative sanctions under PRC foreign exchange regime.

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

The Chinese government may decide to adopt more stringent policies to monitor the online game industry as a result of adverse public reaction to perceived addiction to online games, particularly by minors. On April 15, 2007, eight PRC government authorities, including the GAPP, the Ministry of Education and the Ministry of Information Industry issued a Notice on the Implementation of Online Game Anti-Addiction System to Protect the Physical and Psychological Health of Minors (the “Anti-Addiction Notice”), requiring all Chinese game operators to adopt an “anti-addiction system” in an effort to curb addiction to online games by minors. Under the anti-addiction system, three hours or less of continuous play is defined to be “healthy,” three to five hours is defined to be “fatiguing,” and five hours or more is defined to be “unhealthy.” Game operators are required to reduce the value of game benefits for minor players by half when those players reach the “fatigue” level, and to zero when they reach the “unhealthy” level. In addition, online game players in China are now required to register their identity card numbers before they can play an online game. This system allows game operators to identify which players are minors. Failure to comply with the requirements under the Anti-Addiction Notice may subject us to penalties, including but not limited to suspension of our operation of online games, revocation of our licenses and approvals for our operations, rejection or suspension of our application for approvals, licenses, or filings for any new game, or prohibiting us from operating any new game. We currently do not permit juvenile players to play our online games. If these restrictions are expanded to apply to adult players in the future, it could have a material and adverse effect on our business, financial condition and operating results.

Our corporate structure may limit our ability to receive dividends from, and transfer funds to, our PRC subsidiary, which could restrict our ability to act in response to changing market conditions.

We are a Cayman Islands holding company and substantially all of our operations are conducted through our PRC subsidiary, Zhengtu Information, and our affiliated entity, Giant Network. Current regulations in China permit our PRC subsidiaries to pay dividends to us only out of its accumulated distributable profits, if any, determined in accordance with their articles of association and PRC accounting standards and regulations. The ability of Zhengtu Information to make dividends and other payments to us may be restricted by factors that include changes in applicable foreign exchange and other laws and regulations. In particular, under PRC law, our subsidiary may only pay dividends after 10% of its after-tax profits have been set aside as reserve funds, unless such reserves have reached at least 50% of its registered capital. Such cash reserve may not be distributed as cash dividends. The PRC Income Tax Law also imposes a 10% withholding income tax on dividends distributed by a foreign invested enterprise to its immediate holding company outside China, which were exempted under the previous income tax and rules. A lower withholding tax rate will be applied if there is a tax treaty arrangement between mainland China and the jurisdiction of the foreign holding company, and subject to certain conditions upon Chinese tax authority’s approval. The foreign invested enterprise will be subject to the withholding tax starting on January 1, 2008. There was no distribution of dividends from the Group’s PRC subsidiaries in 2008 and 2009. Zhengtu Information is also required to allocate a portion of its after-tax profits, as determined by its board of directors, to its staff welfare and bonus funds, which may not be distributed to its shareholders. In addition, if our operating subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Moreover, the profit available for distribution from our operating subsidiary is determined in accordance with generally accepted accounting principles in China. This calculation may differ from one performed in accordance with U.S. GAAP. As a result, we may not have sufficient distributions from our PRC subsidiaries to enable necessary profit distributions to us or any distributions to our shareholders in the future, the calculation of which would be based upon our financial statements prepared under U.S. GAAP.

Distributions by our PRC subsidiaries to us other than as dividends may be subject to governmental approval and taxation. Any transfer of funds from our company to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, is subject to registration or approval of Chinese governmental authorities, including the relevant administration of foreign exchange and/or the relevant examining and approval authority. These limitations on the free flow of funds between us and our PRC subsidiaries could restrict our ability to act in response to changing market conditions.

Risks Relating to China

Our operations may be adversely affected by changes in China’s economic, political, social and environmental conditions.

Substantially all of our business operations are conducted in China and substantially all of our net revenues are derived from our sale of virtual items and services in our online games in China. Accordingly, our results of operations, financial condition and future prospects are subject to a significant degree to economic, political and social conditions in China. The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past three decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operation may be adversely affected by changes in tax regulations applicable to us. Since early 2004, the PRC government has implemented certain measures to control the pace of economic growth. Such measures may cause a decrease in the level of economic activity in China, including a decline in individual spending activities, which in turn could adversely affect our results of operational and financial condition.

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

Natural disasters may also adversely affect our business and results of operation. For example, on May 12, 2008 an earthquake of magnitude 8.0 struck southwest China and caused the death of over 70,000 people. The State Council published a public notice on observation of the three-day mourning period from May 19, 2008 to May 21, 2008. On April 14, 2010, an earthquake of magnitude 7.1 struck southwest China and caused the death of over 2,000 people. The State Council published another public notice on observation of one mourning day on April 21, 2010. According to the public notices, all public recreational activities were to be suspended during the mourning period. In compliance with the public notice, we suspended all our three games, namely ZT Online, ZT PTP and Giant Online, and suspended revenue collection as a result of game play during the three-day period in order to express our condolences to the earthquake victims.

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

Substantially all of our net revenues are currently generated in Renminbi. Any future restrictions on currency exchanges may limit our ability to use net revenues generated in Renminbi to make dividends or other payments in U.S. dollars or fund possible business activities outside China. Although the PRC government introduced the Foreign Exchange Administration Rules in 1996, as amended in August 2008, to allow greater convertibility of Renminbi for current account transactions, significant restrictions still remain, including primarily the restriction that enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents. In addition, remittance of foreign currencies abroad and conversion of Renminbi for capital account items, including direct investment and loans, is subject to government approval in China, and companies are required to open and maintain separate foreign exchange accounts for capital account items. We cannot assure you the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of Renminbi, especially with respect to foreign exchange transactions.

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

Any future outbreak of the H1N1 virus (swine flu), avian flu or severe acute respiratory syndrome in China, or similar adverse public health developments, may severely disrupt our business and operations and reduce the market for our products and services.

Adverse public health epidemics or pandemics could disrupt businesses and national economies in China. For example, from December 2002 to June 2003, China and certain other countries experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS. During May and June of 2003, many businesses in China were closed by the PRC government to prevent transmission of SARS. The World Health Organization has announced that there is a high likelihood of an outbreak of avian flu, with the potential to be as disruptive if not more disruptive than SARS. Recently, the World Health Organization has warned of the global spread of the H1N1 virus (swine flu), which has been reported as affecting individuals in China and have resulted in quarantines for individuals exposed to and infected by the virus. Any recurrence of the SARS outbreak, an avian flu outbreak, an H1N1 virus outbreak or development of a similar health hazard in China may disrupt consumer spending. In addition, health or other government regulation may require temporary closure of our offices and operations or of the third party service providers that host and maintain our servers. Lastly, such outbreak may cause the sickness or death of our key management and employees. Any of such occurrences would adversely affect our business and results of operations.

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

If our existing shareholders sell, indicate an intention to sell or are perceived to intend to sell substantial amounts of our ordinary shares in the public market, the trading price of our ADSs could decline. As of December 31, 2009, we had 226,819,007 outstanding ordinary shares. On October 31, 2009, the two year lockup agreement entered into by our current chief executive officer and chairman, Yuzhu Shi, during our public offering expired with respect to 102,000,000 of our ordinary shares, which he may sell in conformance with Rules 144 and 701 of the Securities Act of 1933. In addition, the 3,629,400 ordinary shares subject to outstanding options under our 2006 Plan and 2007 Plan are eligible for sale in the public market to the extent permitted by the provisions of their various vesting agreements, lock-up agreements and Rules 144 and 701 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our ordinary shares could decline.

Our corporate actions are substantially controlled by our principal shareholders and their affiliated entities.

As at December 31, 2009, our principal shareholders and their affiliated entities owned approximately 55.86% of our outstanding ordinary shares. These shareholders, acting individually or as a group, could exert control over and substantially influence matters such as electing directors and approving mergers or other business combination transactions. For example, between February 2006 and June 2007, prior to the establishment of our current board of directors, including our independent directors, Giant Network and Zhengtu Information made interest-free advances in the total amount of RMB900.0 million to Shanghai Jiante Shengming Technology Co., Ltd., a company controlled by Yuzhu Shi, our controlling beneficial owner. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company that might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

Depending upon the value of our ADSs or ordinary shares and the nature of our assets and income over time, we could be classified as a passive foreign investment company or PFIC for U.S. federal income tax purposes. We will be classified as a PFIC in any taxable year if either: (a) the average quarterly value of our gross assets that produce passive income, or are held for the production of passive income, is at least 50% of the average quarterly value of our total gross assets or (b) 75% or more of our gross income for the taxable year is passive income. According to these technical rules, we would likely become a PFIC for a given taxable year if our market capitalization were to decrease significantly while we hold substantial cash and cash equivalents in that year.

We believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2009. Although we intend to conduct our business activities in a manner to reduce the risk of our classification as a PFIC in the future, we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets, and, because the value of our assets is likely to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which are likely to fluctuate, there can be no assurance that we will not be classified as a PFIC for 2010 or any future taxable year. If we are a PFIC for any taxable year during which a U.S. investor held our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences would apply to the U.S. investor. See “Item 10. — Additional Information — E. Taxation — U.S. Federal Income Taxation — Passive foreign investment company.”

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

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the Cayman Islands will generally recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that (i) such courts had proper jurisdiction over the parties subject to such judgment; (ii) such courts did not contravene the rules of natural justice of the Cayman Islands; (iii) such judgment was not obtained by fraud; (iv) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (vi) there is due compliance with the correct procedures under the laws of the Cayman Islands. You should also read “Description of Share Capital — Differences in Corporate Law” for some of the differences between the corporate and securities laws in the Cayman Islands and the United States.

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

We are a “controlled company” as defined under Section 303A of the Corporate Governance Rules of the New York Stock Exchange, the NYSE, because one of our shareholders holds more than 50% of our voting power. As a result, for so long as we remain a controlled company as defined under that rule, we are exempt from, and our shareholders generally are not provided with the benefits of, some of the NYSE corporate governance requirements, including that:

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

In order to implement an offshore holding company structure to comply with Chinese laws imposing restrictions on foreign ownership in the online game businesses in China, on July 26, 2006, Yuzhu Shi, our current chief executive officer and chairman, and his daughter, Jing Shi, together with 18 other individual shareholders (most of whom are direct or beneficial shareholders of Giant Network) established our current Cayman Islands holding company, Giant Network Technology Limited, or Giant, and its wholly owned subsidiary, Eddia International Group Limited, or Eddia, in the British Virgin Islands. Eddia established Shanghai Zhengtu Information Technology Co., Ltd., or Zhengtu Information, a wholly owned subsidiary in China on September 6, 2006, and contributed US$1,500,000 as its registered capital. As a result, we own 100% of the equity of Zhengtu Information through Eddia. On June 11, 2007, Giant changed its name from Giant Network Technology Limited to Giant Interactive Group Inc. On December 22, 2008, we established Giant HK, a wholly-owned subsidiary, in Hong Kong, which operates as an investment holding company. In 2009, Shanghai Zhengduo Information Technology Co., Ltd. (“Zhengduo Information”), Zhuhai Zhengtu Information Technology Co., Ltd. (“Zhuhai Zhengtu”), Wuxi Giant Network Technology Co. Ltd. (“Wuxi Network”), Shanghai Jujia Network Technology Co. Ltd. (“Jujia Network”), Shanghai Juhuo Network Technology Co. Ltd. (“Juhuo Network”) and Shanghai Juhe Network Technology Co. Ltd. (“Juhe Network”) are all incorporated for online game research and development. Additionally, in May 2009, the Company acquired a 51% interest in Snow Wolf to further enrich our game pipeline and enhance our research and development capability.

Following the establishment of our offshore holding structure, all of our online game business continues to be operated through Giant Network. The beneficial shareholders of Giant Network currently include Yuzhu Shi, who beneficially owns or controls 75% of Giant Network’s equity interests through his beneficial ownership of Shanghai Lanlin Bio-Technology Co., Ltd., and an additional 18 PRC individuals who beneficially own the remaining 25%. We have entered into contractual arrangements with Giant Network pursuant to which our wholly owned subsidiary, Zhengtu Information, provides technical support and consulting services to Giant Network. In addition, we have entered into agreements with Giant Network and its shareholders, providing us with the ability to effectively control this entity. Accordingly, we have consolidated the historical results of Giant Network in our financial statements as a variable interest entity, or VIE, pursuant to U.S. GAAP. For additional information on our organizational structure, see Item 4.C, “Organizational Structure.”

In the opinion of our PRC legal counsel, Grandall Legal Group (Shanghai), subject to the interpretation and implementation of the GAPP Notice, the ownership structure of Zhengtu Information and Giant Network and our contractual arrangements with Giant Network and its shareholders comply with, and immediately before our initial public offering, complied with current Chinese laws and regulations. In the opinion of our Chinese counsel, there are, however, substantial uncertainties regarding the interpretation and application of current or future Chinese laws and regulations and there may be changes and other developments in Chinese laws and regulations or their interpretations. Accordingly, Chinese government authorities may ultimately take a view that is inconsistent with the opinion of our PRC legal counsel.

Our principal executive offices are located at 2/F No. 29 Building, 396 Guilin Road, Shanghai, 200233, People’s Republic of China. Our telephone number at this address is +86 21 3397-9999 and our fax number is +86 21 6451-8006. Our website address is www.ga-me.com. The information contained on our website is not part of this annual report. On November 6, 2007, we completed our initial public offering, which involved the sale by us and some of our shareholders of 65,777,036 of our ADSs, representing 65,777,036 of our ordinary shares.

B. Business overview

Overview

We are a leading online game developer and operator in China in terms of market share according to iResearch Consulting Group, an independent Chinese research center. We focus on massively multiplayer online, or MMO, games that are played through networked game servers in which tens of thousands of players are able to simultaneously connect and interact.

Our first internally-developed MMO game, ZT Online, was commercially launched in January 2006. We commercially launched our second internally-developed MMO game, ZT Online PTP, a pay-to-play game based on the ZT Online free-to-play game, and our third internally-developed MMO game, Giant Online, in the fourth quarter of 2007. In the third quarter 2008, we also introduced a version of ZT Online, ZT Online Classic Edition, designed to target players of the original ZT Online who preferred the monetization model of the 2006 version of ZT Online. Our MMO games’ collective compound quarterly growth rate was -2.0% and -3.3%, respectively, in terms of peak concurrent users and average concurrent users from the quarter ended December 31, 2008 through the quarter ended December 31, 2009. ZT Online, ZT Online PTP, ZT Online Green, ZT Online Classic Edition and Giant Online together had 1,505,000 quarterly peak concurrent users and 556,000 quarterly average concurrent users for the year ended December 31, 2008, and had 1,572,000 quarterly peak concurrent users and 474,000 quarterly average concurrent users for the year ended December 31, 2009. In addition, we commercially launched two free-to-play games, ZT Online Green and My Sweetie, and introduced King of Kings III, or K III, XT Online and The Golden Land in the second half of 2009; and we plan to commercially launch Dragon Soul and ZT Online II in 2010.

We believe that our success is largely attributable to our ability to internally develop, operate and market a high quality MMO games tailored to China’s core game player audience, which we define as players between the ages of 18 and 40. We have a team of over 724 experienced game developers as of December 31, 2009, which includes dedicated product development and enhancement teams for each of our MMO games. We believe that we will be able to leverage our national distribution and operational platform to market these games to players throughout China. Besides the ZT Online Series games, Giant Online and other games, which were internally developed by the Company, we acquired the intellectual property rights of K III, from Lager Network, a developer in Taiwan, in the third quarter of 2007, and introduced the game in China in the fourth quarter of 2009. In the first quarter of 2008, we acquired an exclusive license to operate Empire of Sports, or EOS, in China, Hong Kong, Macau and Taiwan, but intend to terminate the license of EOS by the third quarter of 2010. We are currently in the process of internally developing our two additional MMO games, ZT Online II and Dragon Soul, and intend to commercially launch ZT Online II and Dragon Soul in 2010. In December 2009 and January 2010, we acquired two exclusive licenses to operate Elsword and Allods Online, two 3D-MMO games, in mainland China and intend to launch Elsword in the second half of 2010 and Allods Online in 2011. See “Information on the Company — Our Games — Future Games”.

We have built nationwide distribution and marketing networks to sell and market our prepaid game cards and game points. As of December 31, 2009, our distribution network consisted of more than 290 non-exclusive regional distributors and reached over 116,500 retail outlets, including Internet cafés, software stores, supermarkets, bookstores, newspaper stands and convenience stores located throughout China. We also sell game points through our official game website. As of December 31, 2009, our marketing network consisted of over 1,550 liaison personnel throughout China.

Since the commercial launch of our first MMO game, ZT Online, in January 2006, we have continued to achieve stable net revenues and net income, despite an increasingly competitive online game market in China and a challenging global economic environment in 2007 and 2008. For 2009, we enriched our game pipelines by launching several internally-developed games and initiating research and development of new games. Both net revenue and net income decreased sequentially due to the cancellation of select monetization features such as “Treasure Box” in the third quarter of 2009. In 2007, 2008 and 2009, our net revenues were RMB1,527.5 million, RMB1,594.7 million and RMB1,303.8 million (US$191.0 million) respectively. Our net income for the same periods was RMB1,136.4 million, RMB1,113.6 million and RMB859.0 million (US$125.9 million), respectively. As of the quarter ended March 31, 2010, our net revenues were RMB304.4 million (US$44.6 million). As of December 31, 2008 and December 31, 2009, deferred revenues and advances from distributors totaled RMB489.7 million and RMB410.9 million (US$60.2 million), respectively. Deferred revenues and advances from distributors represent amounts that we have received for sales of our prepaid game cards and game points that have not yet been recognized as revenues. Although substantially all of our revenues have been generated in China, starting in January 2007 we have also derived revenues from the license of ZT Online to Lager Network for operation in Hong Kong, Macau, Taiwan, Malaysia and Singapore, and starting from November of 2008, we have derived revenues from the license of ZT Online to VinaGame for operation in Vietnam.

Our Strengths

A Leader in the Online Game Market in China

We are a leading developer and operator of online games in China as measured by market share, according to iResearch. With the commercial launch of ZT Online Series and Giant Online, our MMO games’ popularity has enabled us to attract a large player base, which we believe enriches players’ interactive game experience and stimulates the purchase of virtual items and services by our players. The online games operated by the Company collectively had 1,646,000 and 1,572,000 quarterly peak concurrent users and 566,000 and 474,000 quarterly average concurrent users for the years ended December 31, 2008 and December 31, 2009, respectively. We have also received a number of industry awards, including, among others:

•	Outstanding Internet Culture Enterprise by Ministry of Culture of the People’s Republic of China for 2008 and 2009;
•	Award for Excellent Enterprise by 2009 Game Industry Annual Meeting;
•	Top 10 Game Developer, Top 10 Game Operator, Award for Chinese Game with Oversea Developments, Special Award of the Year and Love Care Game Enterprise by the 2008 China Game Industry Annual Meeting;
•	China Best Customer Service and China Best Management Team for Customer Service by Fourth China Best Customer Service Voting for 2008 to 2009;
•	Original Online Game by 2009 China Online Culture Celebration Ceremony;
•	2008 China Best Online Game Develop Team awarded by 2008 Digital Interactive Entertainment Industry Annual Voting organized by the Shanghai Municipal Information Commission and the Administration of Press and Publication of Shanghai Municipality;
•	2007 Customer Service Provider Award by the Ministry of Commerce of the People’s Republic of China;
•	2008 Most Anticipated Online Game (for Giant Online), 2007 Top 10 Game Developer and 2007 Top 10 Game Operator awarded by 2007 Digital Interactive Entertainment Industry Annual Voting organized by the Shanghai Municipal Information Commission and the Administration of Press and Publication of Shanghai Municipality;
•	2006 Top Popular Online Game jointly awarded by iResearch and www.xunlei.com;
•	2006 Annual Creation Award and Most Impressive Award of 2006 Sina Network Ceremony as voted by website visitors to www.sina.com.cn; and
•	Best Role Playing Game awarded by 2006 Digital Interactive Entertainment Industry Annual Voting organized by the Shanghai Municipal Information Commission and the Administration of Press and Publication of Shanghai Municipality.

Strong Product and Technology Development and Enhancement Capabilities for the Chinese Market

We have strong product and technology development capabilities that have enabled us to develop a leading proprietary technology platform. Our server technology enables a greater number of players to interact with each other in the game environment, which we believe provides our players with an opportunity to experience more intense and varied social interaction than would be possible otherwise. ZT Online, ZT Online

PTP, ZT Online Classic Edition, ZT Online Green and K III each enable up to 40,000 players to simultaneously interact in the same shard, which we believe is more than most MMO games in China. Giant Online enables up to 1,000,000 players to play concurrently in the same shard.

We believe that our success is also attributable to our strong “player first” culture and our ability to constantly enhance and update our game features around our free-to-play model and tailor our games to our players’ preferences. As of December 31, 2009, our Shanghai-based product development team consists of over 724 software engineers, platform engineers and media specialists, most of whom have extensive experience in developing games that appeal specifically to Chinese players. In addition, in the fourth quarter of 2008, we launched Win@Giant, an incubation program designed to attract talented designers, developers and engineers to our team. We have dedicated product development teams for each of our existing and upcoming games, and obtain players’ feedback and recommendations through various channels, including ideas generated through our Win@Giant incubation program, conducting online surveys, monitoring online discussion forums, conducting real time online and phone discussions with players, and organizing frequent offline player community events whereby we solicit player opinions.

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

We believe that our approach to selling virtual items and services in MMO games in China fosters player loyalty and high ARPU for our core players. For example, in order to build a virtual sword, a player must purchase raw materials that are virtually produced in our game, such as steel and gems, which the player then assembles following the completion of in-game tasks. This “build your own” virtual items and services feature allows players to personalize their purchased items, closely integrates in-game purchases with game play and permits players to make incremental purchases to enhance virtual items they already own. To expand our base of paying players and convert non-paying players into paying players, in 2007 we were the first Chinese game company to develop innovative virtual items and services such as virtual treasure boxes, which may contain in-game items worth more than the cost of the treasure box itself, and to allow players to hire in-game “substitute players,” which enables them to raise their characters’ experience levels without actually playing. Even though we canceled certain in-game monetization features in the third quarter of 2009, such as virtual treasure box, we regularly monitor and analyze in-game behavioral and consumption patterns of our players, which we believe enables us to continue developing innovative virtual items and services that match our players’ tastes.

Extensive Nationwide Distribution and Marketing Networks

We manage nationwide distribution and marketing networks in China, which build on our management team’s extensive experience and proven track record in the consumer goods industry. As of December 31, 2009, our distribution network is composed of more than 290 non-exclusive regional distributors and extends across almost all provinces in China. This network enables us to reach over 116,500 retail outlets, including Internet cafés covering substantially all of the large cities and many of the medium and smaller-sized cities in China. We also work closely with our distributors in an effort to expand our reach.

In addition, as of December 31, 2009, we have established a nationwide marketing network of over 1,550 liaison personnel. We conduct frequent on-site visits to Internet cafés and which hosts and sponsors local marketing events. We carry out marketing and promotional activities throughout China, enabling us to reach a wide target audience and to introduce our games to new players.

Experienced Management Team

Our management team has extensive experience in China’s information technology and consumer goods industries, which we believe enables it to effectively develop, operate, market and support high-quality games. Our team possesses in-depth knowledge of the Chinese market. Mr. Yuzhu Shi, our founder, chairman and chief executive officer, has 20 years entrepreneurial experience, including five years of experience in the interactive entertainment market. Mr. Shiliang Song, our chief technology officer, has been in the software industry for nine years, and has been with us since our inception. Mr. Hui Yuan, our vice president of southwest China research and development, has 15 years of experience in the software industry, and has been with us since our inception. Ms. Wei Liu, our president, has been with us since 2007 and has worked with certain members of our key management team for more than 16 years. Mr. Lv Zhang, our vice president of corporate asset, game maintenance and care and customer services, has been with us since our inception and has 25 years of experience in the software industry. Several core members of our management team, including Mr. Yuzhu Shi, Ms. Wei Liu, Mr. Lv Zhang, Mr. Yongjun Fei, our vice president of office administration and legal center, and Mr. Yonghua Lu, our vice president of sales and marketing, have worked together for approximately 16 years. The collective and complementary experience of our management team has contributed to our rapid growth and the successful execution of our strategies and is critical to our future success.

Our Strategies

Our objective is to become the largest online game developer and operator in Asia. Our business strategies include the following:

Expand and Enhance Our Product Offerings

We will continue to invest in the development of high-quality games that offer compelling game play and engaging storylines to attract and retain large player bases. We intend to focus our near-term development efforts on generating a select number of leading games in specific high-growth MMO game genres, including fantasy, medieval and science fiction. In addition, we will continue to explore opportunities to purchase or license promising third party games such as K III, Elsword and Allods Online, or penetrate the online game market through our Win@Giant incubation program, which has developed our first casual MMO game, My Sweetie. We also intend to continue to expand our technological infrastructure and sales and marketing capabilities, and accumulate further game development and consumer expertise, to become a more effective and vertically integrated developer and operator of online games.

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

Enhance Interactive Community Features to Attract New Players and Increase Player Loyalty

In order to attract new players and to increase the loyalty of our current community of players, we intend to enhance the range and quality of our game-related services and to provide additional interactive community features. More specifically, we will focus on expanding our “virtual community” by hosting “blogs,” enhancing our instant messenger service and using other tools to strengthen communication and interaction within our player base. In the third quarter of 2008, we acquired a 25% interest in 51.com, which we believe to be the one of the largest social networking websites in China. We plan to enable players of our existing games to use their prepaid game points and the experience points they earned in our existing games to develop their characters in our future games.

Expand Our Player Base in China and in International Markets

We plan to broaden our player base by attracting users in medium and smaller-sized cities in China, where approximately a third of China’s population resides and where we believe fewer online game options are available. The minimum connection speed required to play ZT Online is 10 Kilobits per second, which connection speed we believe is available in many such medium and smaller sized cities. To expand to these cities, we intend to further expand our nationwide distribution network. We believe that these expanded networks will enable us to enlarge our nationwide player base. In order to properly manage and sustain our increased distribution and marketing efforts, we plan to improve our monitoring and inspection systems, substantially enlarge our marketing staff and increase local relationships and marketing/promotional expertise. In addition, we will continue to look for opportunities that will allow us to take advantage of emerging payment and distribution channels.

To broaden our user base, we have implemented a segmentation strategy for our ZT Online Series, whereby we offer multiple versions of ZT Online games to cater to gamers of various spending preferences. In addition, we have recently diversified our product portfolio into additional game genres. We began with only hardcore MMORPGs focusing on combat, such as ZT Online and Giant Online, but during 2009 we launched our first casual MMORPG, My Sweetie, and our first webgame, The Golden Land. In 2010, we plan to launch our first advanced casual game, Elsword.

We additionally have licensed ZT Online to Lager Network Technology, Inc., or Lager Network, for operation in Hong Kong, Macau, Taiwan, Malaysia and Singapore, granted an exclusive license to VinaGame to operate ZT Online in Vietnam, and granted an exclusive license to Astrum Nival to operate ZT Online in the Russia and other Russian speaking territories. We may expand our player base by working with local game operators to selectively offer our games to other markets, particularly South Korea, Japan and countries in Southeast Asia. We believe that these countries generally have large populations of existing online game players and advanced technology infrastructure, which represents an opportunity for us. We will also continue to develop games, such as The Golden Land, our first webgame, that may be suitable for operation in additional international markets as well.

Strengthen Our Technology and Operational Platforms

We will further strengthen our content delivery infrastructure technology in order to continuously enhance the operating quality and stability of our games and deliver a superior player experience. We believe that our continued investment in the development of new operating and network technologies will enable us to provide a feature-rich and highly scalable game platform. For a discussion of related capital expenditures incurred in 2009, see “Operating and Financial Review and Prospects — Capital Expenditures.”

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

Pursue Opportunities for Acquisitions, Strategic Joint Ventures and Opportunistic Investments

We intend to selectively acquire other online game businesses that we view to be complementary to our own, particularly game development studios in China, to broaden our technology platform, expand our product development team and obtain access to other valuable resources. We also intend to establish relationships with and pursue strategic investments in successful companies in other industries that may complement our business and broaden our player base. For example, in the third quarter of 2008 we acquired a 25% interest in 51.com, a leading Chinese social networking site. Additionally, in the third quarter of 2009, we made an additional investment in Mobile Embedded Technology Inc., a mobile platform operating company, which also provides games on mobile phones and other mobile value added services. We believe our strong understanding of the Chinese online game market, extensive player base, leading technology platform and proven product development capability will be attractive to leading international interactive entertainment companies that seek to enter the Chinese market. We may consider strategically partnering with leading interactive entertainment developers to identify game designs that may be suitable for the Chinese market, and engage in joint development efforts to localize popular foreign games for that market.

Our Games

We currently operate several MMO games, all of which were either developed internally by us or has been acquired by us. We commercially launched our first free-to-play MMO game, ZT Online, in January 2006. We commercially launched ZT Online PTP, our first pay-to-play MMO game, and Giant Online, our second free-to-play MMO game, in the fourth quarter of 2007. In the third quarter of 2008 we also introduced ZT Online Classic Edition, a version of ZT Online aimed at regaining players who preferred the monetization structure of ZT Online in 2006. We have acquired the intellectual property rights to K III, which was developed by Lager Network, a Taiwan-based game developer, and launched the game in China in the fourth quarter of 2009. In the first quarter of 2008, we also acquired an exclusive license from Empire of Sports Ltd. to operate our fifth online game, EOS, in China, but intend to terminate the license of EOS by the third quarter of 2010. We commercially launched two free-to-play games, ZT Online Green and My Sweetie, and introduced K III, XT Online and The Golden Land in the second half of 2009; and we plan to commercially launch Dragon Soul and ZT Online II in 2010. We are currently in the process of internally developing our next MMO game, ZT Online II, the upcoming sequel to the Company’s flagship game, featuring brand new 2D graphics with vivid background and artwork, enriched gameplay and a more balanced in-game economy. Small-scale engineering testing began in the first quarter of 2010, with positive feedback from testing participants. ZT Online II is expected to begin limited closed beta testing in the third quarter of 2010. In December 2009, we signed an exclusive agreement with KOG of South Korea Co., Ltd., or KOG, to operate Elsword in mainland China. In January 2010, we acquired an exclusive license to operate Allods Online, in mainland China and intend to launch Allods Online in 2011. Furthermore, we launched in the second half of 2009 our first casual MMO game, My Sweetie, the first project developed through our Win@Giant incubation program.

While each of our games is unique, they share certain broad characteristics, including the following:

•	Target Market. Each of our MMO games is targeted at China’s core audience for online games, which we define as players between the ages of 18 and 40. We believe that members of this demographic generally have greater disposable income and are more willing to spend money to improve their characters’ standing in the game. We also believe that our ability to effectively target this lucrative market segment has enabled us to earn high ARPU.
•	Interoperability. Our MMO games have a high degree of interoperability, meaning that a player may access all of our games through a single account. We also intend to introduce a function enabling players to accumulate experience points for multiple games simultaneously.

The ZT Online Series

ZT Online, or “Zheng Tu” in Chinese, is a two-dimensional online role-playing game set in ancient China, and was the first game that was wholly developed by our internal product development team. ZT Online players assume one of five different roles, including soldiers and magicians, in 10 different

“kingdoms.” Players develop skills, use magical weapons and team up with other players to fight against monsters and players from other kingdoms. Revenues from the ZT Online Series accounted for most of our net revenues in 2007, 2008 and 2009.

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

ZT Online is free of charge to play. Players may purchase physical or virtual prepaid game cards and game points on our official game website or from Internet cafés and other distribution points which allow their characters to obtain “gold coins,” one of the currencies used in the ZT Online game. Players may also earn “silver coins” for their characters when they successfully fulfill tasks or adventures in the game world. The game also has “gold coin vouchers,” which are offered both as a salary to players who meet certain requirements and as a reward in connection with certain of our promotions. Gold coin vouchers are not exchangeable for gold coins or silver coins, and can only be used by players to purchase certain specified and non-transferable virtual items and services. Players may trade silver coins for gold coins, and vice-versa, inside the game. Neither gold coins, gold coin vouchers, nor silver coins may be used by players to purchase any items or services outside of the ZT Online game. However, certain players make use of third party auction websites to sell their game accounts, which may include gold coins, gold coin vouchers and silver coins, for real money. See “Risk Factors — Risks Relating to Our Business and Industry — Enhancements and rules changes to our games have resulted, and may continue to result, in players deciding not to play our games or making legal claims against us, which could materially and adversely affect our business, results of operations and financial condition.”

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

We commercially launched ZT Online in China in January 2006. In 2006, ZT Online was ranked by IDC as the most popular online game in China, as determined by players’ votes. We have licensed ZT Online to Lager Network for operation in Hong Kong, Macau, Taiwan, Malaysia and Singapore, licensed ZT Online to VinaGame for operation in Vietnam, and licensed ZT Online to Atrum Nival for operation in the Russia and other Russian speaking territories. We have obtained a software export contract registration license from the Ministry of Commerce in connection with ZT Online.

ZT Online Classic Edition

In the third quarter of 2008 we introduced ZT Online Classic Edition, a version of ZT Online for players who prefer the original monetization features of ZT Online.

ZT Online Green Edition

In the third quarter of 2009, we introduced ZT Online Green, another version of ZT Online that features an enhanced in-game economy to benefit lower spending and non-paying accounts, along with additional maps, skills, items, etc.

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

In addition to the functions that traditional MMO games provide, we believe that Giant Online offers a variety of other features and functions that enhance players’ entertainment experience. Players can equip their characters with a range of modern weaponry. Apart from waging war, characters can also engage in various forms of in-game social interaction, such as friendship and even romance.

Giant Online enables players, and groups of players, to purchase a wide range of virtual items and services. See “Information of the Company — Our Games — ZT Online.” These virtual items and services include weapons, vehicles and pets. We intend for Giant Online to be the free-to-play MMO game in China with the most affordable virtual items and services.

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

King of Kings III

We acquired the intellectual property rights to K III from Lager Network in the third quarter of 2007. See “Information of the Company — Intellectual Property.” We commenced closed beta testing for K III in the fourth quarter of 2009 and launched the game into open beta testing in the second quarter of 2010. K III is a three-dimensional online role-playing experience set in a European-style magical world. Players assume the roles of K III heroes as they explore across a virtual world of forests and medieval cities and castles. K III is the third installment of the King of Kings series of MMO games, which was launched in Taiwan in 1999, and which we believe was the first MMO game series to be operated in greater China.

In order to operate K III in China, we are required to comply with a set of regulatory requirements, including the procurement of certain permits and approvals. We obtained game content approval from the Ministry of Culture and publication approval from the General Administration of Press and Publication in connection with K III in 2009, registered with the State Copy Bureau of China for K III and completed the registration with the Ministry of Information Industry in connection with K III.

My Sweetie

My Sweetie is a 2.5D free-to-play casual MMO game, which allows players to create virtual characters, raise virtual pets on their PC desktops and go online to interact with other virtual pet-owners. It is the first project developed from the Win@Giant program. My Sweetie was commercially launched in the second half of 2009.

XT Online

XT Online is a 2.5D ancient Chinese martial arts MMORPG. Users practice different schools/styles of martial arts to become masters, with a focus on brotherhood and trust-building among other martial artists. XT Online entered into limited closed beta testing in the fourth quarter of 2009 and into closed beta testing during the second quarter of 2010.

The Golden Land

The Golden Land is a medieval strategy webgame. The Golden Land entered into limited closed beta testing in the fourth quarter of 2009 and is planned to be jointly operated by various domestic internet websites in 2010.

Future Games

In addition to ZT Online series games, Giant Online, K III, XT Online, The Golden Land and My Sweetie, we have another two MMO games in development, the ZT Online II and Dragon Soul. In addition, in late 2009 and early 2010 we signed an exclusive agreement to operate Elsword and Allods Online in mainland China.

ZT Online II

ZT Online II is an internally-developed 2-D sequel to ZT Online. ZT Online II features enriched gameplay with enhanced 2D graphics, new roles, different types of quests and a revised economic system. The majority of ZT Online II’s basic game design is now complete and ZT Online II is slated to undergo closed beta testing beginning in the third quarter of 2010. We are in the process of obtaining game content approval from the Ministry of Culture and publication approval from the PRC General Administration of Press and Publication for ZT Online II.

Dragon Soul

Dragon Soul is a 3D ancient Chinese PK MMORPG developed by Giant’s internal R&D team based in Chengdu, Sichuan. The game utilizes a self-developed 3D engine, featuring realistic lighting and maps with no boundaries. The game begun engineering testing in the fourth quarter 2009.

Allods Online

In January 2010, we entered into an Exclusive Agreement with Mail.Ru Inc., or Mail.Ru, pursuant to which we are authorized to operate Allods Online in mainland China in 2010. Allods Online is a free-to-play MMO role-playing game developed by Astrum Nival, a studio owned by Mail.Ru. Allods Online is currently operated in the Russian speaking markets, and is under closed beta testing in Europe and United States. Over the coming months, we will localize and tailor Allods Online to Chinese gamers’ preferences and anticipate a commercial launch in 2011.

Elsword

In December 2009, we signed an exclusive agreement with KOG to operate Elsword in mainland China. Elsword is a 3D side-scrolling, advanced casual MMO game and is currently expected to begin engineering testing in the second half of 2010.

Operation of Our Games

Our platform support team and our maintenance team presently consist of a total of approximately 71 personnel, and are responsible for managing our game platform and our games’ in-game environments, respectively.

We rely on our platform support team to maintain and upgrade our approximately 4,838 servers in 200 server groups located in Internet data centers in eight cities throughout China. We employ platform support personnel at the locations where our server groups are housed, and therefore are able to resolve any hardware or software issues generally within several hours or less.

Our maintenance team supervises our games’ in-game environments to ensure that Internet connection and data transmission are adequate and that game features are functioning properly and also to police against harmful or illegal behavior by players. We also use input from our maintenance team when developing game updates and enhancements.

Game Development and Enhancement

We intend to expand our product offerings by continuing to develop additional MMO games internally. We have a core product development team that is responsible for developing new games. We also maintain dedicated teams for each existing game that develop updates such as new virtual items and services for their respective games. We believe that these updates improve our games’ appeal and help maintain their marketability. We derive many of our game development and enhancement ideas from our players by maintaining multiple channels whereby we obtain our players’ ideas and feedback. These include online surveys, online discussion forums, instant messaging and our 24-hour telephone hotline. We also introduced the Win@Giant incubation program in the first quarter of 2009 in order to solicit feedback and proposals from talented designers, engineers, developers and potential partners to us. In addition, we frequently organize offline player community events whereby we solicit player opinions. We also have a team of dedicated market researchers headed by our chief executive officer and chairman of the board, Yuzhu Shi, that play almost all of the major MMO games presently being operated in China. This team keeps the management team informed of trends and innovations in the industry, and also monitors community interaction in other MMO games as a source of reference and ideas from a wider spectrum of players.

New Game Development

We generally require approximately 18 months to develop and commercially launch each new MMO game, from the initial proposal of the game to completion of open beta testing. The process is typically initiated by our management team, which analyzes the feasibility of each new game idea that we develop internally, and either approves further development of that idea or discards it. Game ideas that are approved by management are presented to our planning department, which presently consists of 119 employees as of December 31, 2009. The planning department then creates a game development plan, which consists of the proposed storyline, technical parameters and baseline artwork.

We assemble a dedicated development team for each new game that we propose to develop. Our development team presently has more than 724 members, including software programmers, platform technicians and media specialists. Most of our software programmers and platform technicians have extensive gaming and software development experience.

We rely on our quality control department at each stage of a new game’s development to ensure the game’s quality and playability. Our quality control team presently consists of approximately 27 individuals as of December 31, 2009, most of whom have university or graduate degrees.

Most members of our development teams have extensive experience relating to online games operated in China, which we believe enables us to develop games that appeal to Chinese online game players. We plan to continue to invest in, and significantly expand, our game development capabilities.

Existing Game Enhancement

Unlike many other operators of MMO games in China, we develop most of our MMO games, including ZT Online Series and Giant Online, and related updates internally and, therefore, do not need to spend time and resources to localize them for play in China. This enables us to develop games and updates relatively quickly.

We typically release daily, weekly, monthly and quarterly updates and expansion packs. Expansion parks are large updates for the games and include many new features. Expansion packs require several months to develop. Our monthly and quarterly updates include features such as new maps and virtual services and items. These updates are typically electronically distributed through our official game website, and through our marketing network in the form of DVD-ROM disks. Quarterly updates require approximately one to two months for us to develop. We also distribute daily bug fixes and weekly updates, which on average require three days for us to develop.

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

Distribution Network

As of the fourth quarter of 2009, our distribution network currently includes more than 290 non-exclusive regional distributors. Our distributors purchase our prepaid game cards from us at a pre-set discount. They subsequently resell our prepaid game cards to retail outlets and sub-distributors, who distribute them to Internet cafés, newsstands, convenience stores, software stores and book stores. We require full payment prior to delivery of prepaid game cards to distributors. We provide refunds for unsold inventory after six months under certain circumstances, but only to the extent that the inventory has not already expired. We have not had any refund requests from distributors since we commercially launched our first game in January 2006. We offer distributors a volume-related incentive upon the consummation of sales which is payable every six months in the form of prepaid game cards. We also provide distributors with monthly and annual performance-based bonuses, which have not been significant.

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

Licensing of Our Games

We have licensed ZT Online to Lager Network for operation in Hong Kong, Macau, Taiwan, Malaysia and Singapore under a license agreement which extends to November, 2012. Under our license agreement, we allow Lager Network to exclusively operate, promote, service, sub-license (excluding Taiwan) and distribute our games and game-related products in Hong Kong, Macau, Taiwan, Malaysia and Singapore. In return, we are entitled to ongoing usage-based royalties, which are based on the volume of consumption of game points by players with game accounts registered with Lager Network. Lager Network is responsible for the sales and marketing of ZT Online in Hong Kong, Macau, Taiwan, Malaysia and Singapore. Lager Network is also responsible for maintenance of the network infrastructure and customer service. We are responsible for the technical support for the operation of ZT Online, including providing upgraded versions and periodic updates of our game.

We have also licensed ZT Online to VinaGame, for operation in Vietnam pursuant to a license and distribution agreement which expires at the third anniversary of the date when VinaGame commercially launches ZT Online in Vietnam. Under our license agreement, we allow VinaGame the exclusive rights to service marks, trade and business names, logos, slogans, characters, game titles or other properties used on or in association with ZT Online. In return, we are entitled to ongoing usage-based royalties determined based on the volume of consumption of game points by player with game accounts registered with VinaGame and are payable to us by VinaGame in accordance with a mutually agreed schedule.

We have also licensed ZT Online to Astrum Nival, an online game operator and publisher in Russia, for operation in the Russian Federation and other Russian speaking territories according to an online game license agreement which expires at the third anniversary of the date of the commercial launch. Under the license agreement, Astrum Nival is entitled to exclusively operate ZT Online in Russia and other Russian speaking territories and use the trademarks associated with the game as granted. We are responsible for the technical support for the operation of ZT Online, including providing periodic updates of the game and patches for curing technical errors.

Direct Online Sales

We sell virtual prepaid game cards directly to players through our official game website using an online payment system jointly supported by China Union Pay (a system provided by Shanghai ChinaPay E-Payment Service Co., Ltd), China PnR (a system provided by Shanghai China Payment and Remittance Network Technology Co., Ltd), China Alipay (a system provided by Alipay.com Co., Ltd) and China 19Pay (a system provided by Beijing Speedpay Technology Co., Ltd) that facilitate online payment from most major commercial banks within China. China Union Pay, China PnR and China Alipay charge us service fees of 0.45%, 0.45% and 0.40%, respectively, on our direct sales, which are significantly less than discounts and volume-related incentives given to distributors.

Marketing

As of December 31, 2009, we employed approximately 1,550 liaison personnel in provincial capitals and special municipalities in China. We significantly reduced our sales and marketing staff during 2009 from over 1,800 staff at December 31, 2008 to approximately 1,550 by the end of our last fiscal year due to a reduction in marketing campaigns and tighter cost controls. In the near-term, we intend to keep our number of liaison personnel at current levels. We advertise our games on Internet portals such as Tencent.com, 17173.com and Sina.com. Our Internet advertisements link visitors directly to our game website, where they can register to play our games.

Our marketing team organizes promotional events at Internet cafés throughout China. These mainly consist of renting out portions of Internet cafés for players to play our games for free. We believe that this exposes our games to a larger audience and enables us to expand our player base. We also promote our games by distributing marketing posters and promotional souvenirs such as cell phone straps to Internet cafés that are part of our distribution network. We believe that these are effective strategies to reach a broad audience because a large number of our players access our games in Internet cafés and our distribution network includes more than 101,000 Internet cafés.

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

As of December 31, 2009, our dedicated customer service team included 319 employees. With the growth of our player base and the expansion of our game portfolio, we expect to continue to expand the size of our customer service team. In addition to providing customer service to our players, our representatives also collect player comments and generate weekly reports for our management and operations that summarize important issues raised by players as well as how such issues have been addressed.

Our Proprietary Technology

As a developer of MMO games, we have focused our technology development efforts on making our games truly massively multiplayer. These efforts have resulted in proprietary server technology that enables a greater number of players to simultaneously interact in our games. This technology allows us to “cluster” together a number of servers to create greater capacity for each of the shards in which our players’ characters exist. For example, in ZT Online, ZT Online PTP and K III up to 40,000 players are able to interact in a single shard, which we believe is more than most other MMO games in China. We have recently developed even more advanced proprietary server technology in connection with Giant Online that we believe will enable up to 1,000,000 players to interact in the same shard.

Operational Infrastructure

We believe we have reliable and secure operational infrastructure to fully support our current and planned online games. As of December 31, 2009, our server network for our game operations consisted of approximately 4,838 servers in 200 server groups with the capacity to accommodate up to six million concurrent online users. These servers, all of which are owned by us, are located at Internet data centers in seven major cities in China, including Shanghai, Beijing, Shenzhen, Xi’an, Tianjin, Zhengzhou and Nanjing, each of which has a fully redundant power supply and diesel power generator backup.

We directly access the Internet backbone network via 82 gigabyte bandwidth lines jointly supplied by China Telecom and China Netcom. Our primary hardware suppliers include Hewlett-Packard, Huawei, Cisco and Network Appliance, and we have entered into agreements with each of them for warranty and maintenance services for our hardware platform. As of December 31, 2009, we employed 143 technical support staff to maintain our current technology infrastructure and develop new software features to further enhance the functionality of our management and security systems.

We take stringent measures to ensure the security of our players’ data on our servers. We have successfully obtained ISO 27001 certification, which relates to all forms of information security.

Competition

We compete principally with the following three groups of competitors in China:

•	domestic online game developers and operators in China, including CDC Corporation, Nineyou International Limited, Kingsoft Corporation, Perfect World Co., Ltd., Changyou.com Limited, Shanda Interactive Entertainment Limited, Tencent Holdings Ltd, Net Dragon and The9 Limited;
•	major Internet portal operators in China, including NetEase.com, Inc. and major Chinese Internet portals, all of which leverage their existing strength in aggregating content, and marketing and cross-selling among their established Internet user base to promote online games; and
•	overseas online game developers, including Blizzard Entertainment and Webzen Inc., etc.

Our MMO games are currently competing with, among others, the following MMO games in China:

•	Fantasy Westward Journey, developed and operated by NetEase.com, Inc.;
•	World of Warcraft, developed by Blizzard Entertainment and operated by NetEase.com, Inc. in China;
•	Tian Long Ba Bu, developed and operated by Changyou.com Limited;
•	Zhu Xian, developed and operated by Perfect World, Co., Ltd.; and
•	MIR, developed and operated by Shanda Interactive Entertainment Limited.

Our existing and potential competitors may compete with us in marketing activities, quality of online games, and for our distribution network. Some of our existing and potential competitors have significantly greater financial and marketing resources than we do. For a discussion of risks relating to competition, see “Risk Factors — Risks Related to Our Business and Industry — We face significant competition, which could reduce our market share and adversely affect our business, financial condition and results of operations.”

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

We are the registered owner of the following software copyrights in China, each of which we have registered with the State Copyright Bureau of China:

Registered Software	Copyright Owner
ZT Online Software Version 1.0	Shanghai Zhengtu Information Technology Co., Ltd.
ZT Online Software Version 2.0	Shanghai Zhengtu Information Technology Co., Ltd.
Zhengtu Consolidated User Platform Software Version 1.0	Shanghai Giant Network Technology Co., Ltd.
Giant Online Software Version 1.0	Shanghai Zhengtu Information Technology Co., Ltd.
ZT Online Software Version 3.0	Shanghai Zhengtu Information Technology Co., Ltd.
ZT Online II Software Version 1.0	Shanghai Zhengtu Information Technology Co., Ltd.
ZT Online Software Green Edition	Shanghai Zhengtu Information Technology Co., Ltd.
King of Kings III Software Version 1.0	Shanghai Zhengtu Information Technology Co., Ltd.
My Sweetie Software Version 1.0	Shanghai Zhengtu Information Technology Co., Ltd.
The Golden Land Software Version 1.0	Shanghai Zhengtu Information Technology Co., Ltd.
XT Online Software Version 1.0	Hangzhou Snow Wolf Software Co., Ltd.
Dragon Soul Software Version 1.0	Shanghai Zhengtu Information Technology Co., Ltd.

We own the rights to over 26 domain names, including our official websites and domain names registered in connection with ZT Online.

As of December 31, 2009, we own 20 registered trademarks in total and are in the process of applying for the registration of 277 trademarks in China and 151 trademarks overseas. Despite our precautions, it may be possible for third parties to obtain and use our intellectual property. Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business. See “Risk Factors — Risks Relating to Our Business — Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business.”

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

We entered into a Long Form Agreement with Empire of Sports Ltd. or EOS Ltd. on February 6, 2008 with regard to the licensing of the MMO game EOS. Pursuant to the Long Form Agreement, EOS Ltd. granted to Zhengtu Information an exclusive and non-transferable license in China to any software developed or licensed by EOS Ltd. or F4 SA to operate and/or support the operation of EOS, any variation of such software made by or on behalf of EOS Ltd or F4 SA, and any documentation provided by EOS Ltd. to Zhengtu Information in relation to such software (EOS Software). In addition, EOS Ltd. granted to Zhengtu Information a co-exclusive, non-transferable license to reproduce and use the EOS Ltd. company name and logo, certain trademarks of EOS Ltd. and certain copyrighted materials owned by or licensed to EOS Ltd. Furthermore, Zhengtu Information was granted a co-exclusive, non-transferable license to modify the manuals and other documents related to the EOS Software as shall be necessary to create appropriate end user documentation for the installation and use of the EOS Software in China. Pursuant to the Long Form Agreement, EOS Ltd. is required to provide Zhengtu Information maintenance support at no additional cost and technical support at no additional cost for the initial five to six months and at a cost to be discussed by the parties beyond the initial period. The Long Form Agreement will expire on September 15, 2011 and is unilaterally renewable by Zhengtu Information. In consideration for the distribution license, we will pay a fixed upfront fee in installments and certain royalties calculated based on our end user revenue attributable to EOS. However, we intend to terminate the license of EOS by the third quarter of 2010 as our internal evaluation indicated that EOS may not be as widely accepted by PRC players as originally expected. In May 2010, we notified EOS of our intent and the negotiation with EOS is expected to complete in the third quarter of 2010.

In addition, in December 2009, we signed an exclusive agreement with KOG to operate Elsword in mainland China. The game is currently expected to begin engineering testing in the second half of 2010.

In January 2010, we entered into an Exclusive Agreement with Mail.Ru pursuant to which we are authorized to operate Allods Online in mainland China in 2010. Allods Online is currently operated in the Russian speaking markets, and is under closed beta testing in Europe and United States. Over the coming months, we will localize and tailor Allods Online to Chinese gamers’ preferences and anticipate a commercial launch in 2011.

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

Besides the legally required social insurance, we maintain commercial health insurance and life insurance coverage for all our employees and executive officers. In addition, we maintain directors and officers (D&O) insurance offered by Marsh (Hong Kong) Limited.

Facilities

Our principal offices, encompassing substantially all of our operations, are located on premises comprising approximately 11,500 square meters in an office building in Shanghai, China under certain leases that expire in April, 2010 and April, 2013, respectively. We lease all of our premises in mainland China from unrelated third parties. We also leased office space from a related party, Prexton Investment, in Hong Kong SAR for the operations of the Company and Giant HK. The lease expired on May 30, 2010. The Company’s existing office is planned to be relocated from Puyuan Technology Pack in Xuhui District to new sites at Yishan Road in Xuhui District and at Chongkai Road in Songjiang District in the second half of 2010.

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

On October 6, 2008, the Qui Group filed a consolidated amended complaint (the “Complaint”) asserting claims for violations of Sections 11 and 12(a)(2) of the Securities Act of 1933. The Complaint alleges that plaintiffs purchased ADSs issued pursuant to or traceable to our initial public offering and that the registration statement and prospectus for that offering contained untrue statements of material facts, omitted to state other facts necessary to make the statements made not misleading and were not prepared in accordance with the applicable rules and regulations.

Specifically, the Complaint alleges that prior to our initial public offering, we implemented a rule change to discourage “gold farming activities” in ZT Online. Gold farming occurs when companies hire individuals to play the game to generate online currency that is sold on third party websites for cash. According to the Complaint, this rule change caused a decline in average concurrent users (“ACU”) and peak concurrent users (“PCU”) and that the registration statement and prospectus in connection with our initial public offering failed adequately to disclose these declines. The Complaint seeks a declaration that action is a proper class action; damages to class members with interest; that the initial public offering be rescinded; and litigation costs and expenses, including attorneys’ fees, accountants’ fees and experts’ fees.

We filed a motion to dismiss the Complaint for failure to state a claim on November 21, 2008. This motion has been fully briefed and was deemed submitted to the Court for decision as of February 25, 2009. On August 5, 2009, the Court denied our motion to dismiss the Complaint, because the Court required more facts and evidence prior to making the ruling. Subsequently, we entered and currently are still at the stage of discovery during which we and Qui Group would present more documents and testimony as per the request of the other party.

On January 18, 2009, Min Shen and Mu Tang filed a case against us in Wuxi Intermediate People’s Court of Jiangsu Province. The plaintiffs allege that a socket that we used in ZT Online client server infringed their copyright of certain software. The plaintiffs seek the injunctive relief of our using certain software and relief of the damages. In September 2009, Min Shen and Mu Tang withdrew their claim, with the approval from the Court.

Regulation

Our business, including the operation of online games and the posting of online game-related content on our websites, is subject to various Chinese laws and regulations relating to the telecommunications industry, the Internet and the online game industry, and is regulated by various government authorities, including the State Council, the Ministry of Information Industry, or MII, the GAPP, the State Administration for Industry and Commerce, or SAIC, the Ministry of Culture, or MOC, the National Copyright Administration, or NCA, the Ministry of Public Security, or MPS, and the Bureau of State Secrecy, or BSS.

The principal Chinese regulations governing Internet content as well as online game services in China include:

•	Telecommunications Regulations (2000);
•	the Administrative Rules for Foreign Investments in Telecommunications Enterprises (2008);
•	the Administrative Measures for Telecommunications Business Operating Licenses (2009);
•	the Internet Information Services Administrative Measures (2000);
•	the Tentative Measures for Administration of Internet Culture (2003);
•	the Notice on Issues Relating to the Implementation of The Tentative Measures for Administration of Internet Culture (2003);
•	the Tentative Measures for Administration of Internet Publication (2002);
•	the Foreign Investment Industrial Guidance Catalogue (2007);
•	the Administrative Measures on Software Products (2009);
•	the Notice on Enhancing the Content Review Work of Online Game Products (2004);
•	Some Opinions of the Ministry of Culture and the Ministry of Information Industry on the Development and Administration of Online Games (2005);
•	the Notice on the Work of Purification of Online Games (2005);
•	the Notice on Strengthening the Administration of Foreign Investment in the Operation of Value-Added Telecommunication Business (2006);
•	the Notice on the Implementation of Online Game Anti-addiction System to Protect the Physical and Psychological Health of Minors (2007);
•	the Administrative Measures on Internet Electronic Bulletin Board Services (2000);
•	the Measures on Computer Software Copyright Registration (2002);
•	the Notice of the Ministry of Culture on Enhancing the Supervision on Internet Culture Market (2002); and
•	the Notice relating to Further Strengthening the Administration Work on Internet Cafés and Internet Games (2007).
•	the Administrative Provisions on the Publishing of Electronic Publications (2008).

•	the Notice on Strengthening the Administration of the Virtual Currency in Online Games (2009).
•	the Notice Regarding the Consistent Implementation of the Stipulations on “Three Provisions” of the State Council and the Relevant Interpretations of the State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of Pre-examination and Approval of Internet Games and the Examination and Approval of Imported Internet Games (2009); and
•	the Notice on Improving and Strengthening the Administration of Content in Online Games (2009).

Restrictions on Foreign Ownership

Current Chinese laws and regulations impose substantial restrictions on foreign ownership of Internet content and online game businesses in China. Pursuant to these regulations, a foreign investor is currently prohibited from owning more than 50.0% of the equity interest in a foreign-invested telecommunications enterprise that provides value-added telecommunications services (including wireless paging business in basic telecommunications services). Internet content services are classified as basic telecommunications businesses and value-added telecommunications businesses. In addition, foreign-owned enterprises are currently not permitted to apply for licenses to operate online games in China. As a result, we conduct our Internet content and online game businesses in China through contractual arrangements entered into between our PRC subsidiary, Shanghai Zhengtu Information Technology Co., Ltd, or Zhengtu Information, and Shanghai Giant Network Technology Co., Ltd, or Giant Network, which is wholly owned by Lv Zhang, Wei Liu, Chen Cheng, Tao Yue, Kai Chen, Haixiao Lin, Yonggui Wang, Fabing Qu, Yuliang Feng and Shanghai Lan Lin Bio-Technology Co., Ltd, all of whom are PRC citizens or entities.

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

In September 2009, the GAPP, the State Bureau of Copyright and the National Office of Combating Pornography and Illegal Publications jointly published the Notice Regarding the Consistent Implementation of the Stipulations on “Three Provisions” of the State Council and the Relevant Interpretations of the State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of Pre-examination and Approval of Internet Games and the Examination and Approval of Imported Internet Games, or the GAPP Notice. The GAPP Notice restates the general principle espoused in recently promulgated regulations that foreign investment is not permitted in Internet game operating businesses in China. Article IV of the GAPP Notice prohibits foreign investors from participating in Internet game operating businesses via wholly owned, equity joint venture or cooperative joint venture investments in China, and from controlling and participating in such businesses directly or indirectly through contractual or technical support arrangements. In the event of a violation of these provisions, GAPP shall, in conjunction with the relevant departments of the State, investigate and handle the same in accordance with the law. In serious cases, the relevant licenses and registrations shall be cancelled. See “Risk Factors — Risks Related to the Regulation of Our Business — Substantial uncertainties and restrictions exist with respect to the application and implementation of PRC laws and regulations in the online game industry. If the PRC government finds that our past or current structure for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including the shutting down of our operations.”

In the opinion of our PRC legal counsel, Grandall Legal Group (Shanghai), subject to the interpretation and implementation of the GAPP notice, the ownership structure of Zhengtu Information and Giant Network and our contractual arrangements with Giant Network and its shareholders comply with all existing PRC laws, rules and regulations. However, in the opinion of our PRC legal counsel, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there may be changes and other developments in the PRC laws and regulations or their interpretations. Accordingly, we cannot assure you that Chinese government authorities will ultimately take a view that is consistent with the opinion of our PRC legal counsel.

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

Regulation of Internet Content

The Chinese government has promulgated measures relating to Internet content through a number of ministries and agencies, including the MII, the MOC and the GAPP. These measures specifically prohibit Internet activities, which include the operation of online games that result in the publication of any content which is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of China, or compromise State security or secrets. If an ICP license holder violates these measures, the Chinese government may revoke its ICP license and shut down its websites. Under the Administrative Provisions on the Publishing of Electronic Publications promulgated on February 21, 2008 and other regulations issued by GAPP, if a PRC company is contractually authorized to publish online games imported or licensed from abroad, it must obtain the approval of, and register the copyright license contract with, GAPP. In addition, according to the Notice on the Work of Purification of Online Games jointly issued by the MOC, the MII and other governmental authorities in June 2005, online games must be registered and filed as software products in accordance with the Administrative Measures on Software Products (2000) for the purpose of being operated in China. Furthermore, in accordance with the Notice on Enhancing the Content Review Work of Online Game Products (2004) promulgated by the MOC, imported and domestic online games are subject to a content review by or filing with the MOC prior to operation of the same in China. On April 24, 2009, the MOC issued the Public Announcement on Regulating Applications for the Examination of the Content of Imported Online Game, or the Announcement. The Announcement emphasizes that enterprises operating imported online games must have the content of those games examined and approved by the MOC. On November 13, 2009, the MOC issued the Circular on Improving and Strengthening the Administration of Content in Online Games. This circular emphasizes that a correct culture value tendency shall be maintained to enhance the culture implication in online games, and modes of the games which mainly comprise of upgrading by killing beasts, the PK system and the marriage system in the game shall be restricted to protect minor game players by guiding them in registration and limiting their gaming time through technical measures. This circular also requires online game operators to establish and maintain committees to monitor game content.

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

Import and Export Regulation

Our ability to obtain intellectual property rights to online games from outside of China and from Hong Kong, Macau and Taiwan is subject to several regulatory restrictions. We are required to obtain approval of imported Internet games from the GAPP. In the event our imported Internet games operation services in China have not been examined and approved by the GAPP, the GAPP may inform the relevant local department for the administration of press and publication to ban the same in accordance with the law and suspend the our relevant operation, and inform the department for the administration of telecommunications to cancel the relevant Internet access service and close down the related websites. The Ministry of Commerce requires us to register any agreement with an exporter of technology, including those exporters based in Hong Kong, Macau, Taiwan and areas outside of China, whenever we import technologies such as online game software into China. In addition, the Ministry of Culture requires us to submit each online game that we wish to import for content review and approval. If we import into China and operate online games without obtaining game content approval, the Ministry of Culture may impose certain penalties on us, including the revocation of our Internet culture operation license that we require to operate online games in China. Furthermore, the State Copyright Bureau requires us to register copyright import agreements that relate to imported software. Without completing registration with the State Copyright Bureau, we are not permitted to publish or reproduce imported game software in China. The Ministry of Information Industry also requires us to register online games that we wish to import into China. We require this registration in order to operate an imported online game in China.

Our ability to export our software is regulated in various ways. According to the Software Export Administration and Statistic Measures jointly issued by the Ministry of Commerce, the Ministry of Science and Technology, the National Bureau of Statistics of China and SAFE on October 25, 2001, we are also required to submit our software export contracts to the data center of the Ministry of Commerce and obtain a registration license. In addition, if the software is deemed to be software for which exports are restricted, we are required to obtain the Ministry of Commerce’s approval before we may begin substantial negotiations regarding the software export and we are also required to obtain an approval certificate from the Ministry of Commerce before we sign the software export contract. If our software is deemed to contain a national secret, we must obtain approval from the Ministry of Science and Technology before we may commence substantial negotiations regarding the software export.

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

Software Development Activity Regulations

On October 27, 2000, the MII issued the Administrative Measures on Software Products to regulate software products and promote the development of the software industry in the PRC. This regulation has been amended and replaced by the new Software Measures issued by the MII on March 1, 2009, effective as of April 10, 2009. Pursuant to the new Software Measures, software developers or producers are allowed to sell or license their software products independently or through agents. Software products developed in the PRC can be registered with the local provincial government authorities in charge of the information industry and filed with the MII. Upon registration, the software products shall be granted registration certificates. Each registration certificate is valid for five years and may be renewed upon expiration. Software products developed in the PRC that satisfy the requirements of the Software Measures and have been registered and filed in accordance with the Software Measures may enjoy preferential treatments under relevant policy of the State Council. The MII and other relevant departments may supervise and inspect the development, production, sale and import and export of software products in the PRC.

Internet Café Regulation

Internet cafés are required to obtain an Internet Culture Operation license from the MOC and then register with the SAIC, and are subject to requirements and regulations with respect to their location, size, number of computers, business hours and the age limit of our customers. For instance, a regulation prohibits Internet cafés from operating during the hours from 12 a.m. to 8 a.m. and from granting minors access to Internet cafés. Although we do not own or operate any Internet cafés, many Internet cafés distribute our prepaid game cards. The Chinese government has promulgated several regulations administrating Internet cafés, thereby intensifying restrictions on Internet cafés, which are currently the primary retail outlets for our prepaid game cards and venue for players to play our online games. A notice jointly issued by 14 PRC national government authorities, including the MII, the MOC and the GAPP in February 2007 suspended nationwide approval for the establishment of new Internet cafés in 2007 and enhanced the punishment for Internet cafés admitting minors. Intensified government regulation of Internet cafés could restrict our ability to maintain or increase our net revenues and expand our player base.

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

In June 2009, the MOC and the Ministry of Commerce jointly published the Notice on Strengthening the Administration Work of the Virtual Currency in Online Games, or the Virtual Currency Notice, to require businesses that (i) issue online game virtual currency (in the form of prepaid cards and/or pre-payment or prepaid card points) or (ii) offer online game virtual currency transaction services to apply for approval from the MOC through its provincial branches within three months following the date of such notice. The Virtual Currency Notice prohibits businesses that issue online game virtual currency from providing services that would enable the trading of such virtual currency. Any business that fails to submit the requisite application will be subject to sanctions, including but not limited to warnings, mandatory corrective measures and fines. The Virtual Currency Notice also prohibits online game operators from allocating virtual items or virtual currency to players based on random selection through lucky draw, wager or lottery which involves cash or virtual currency directly paid by the players. The Virtual Currency Notice also regulates, among other things, that game operators may not issue virtual currency to game players through means other than purchased by game players with legal currency. Moreover, any businesses that do not provide online game virtual currency transaction services are required to adopt technical measures to restrict the transfer of online game virtual currency among accounts of different game players.

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

New M&A Regulations and Overseas Listings

In August 8, 2006, six government agencies including the Ministry of Commerce, the State Assets Supervision and Administration Commission, or SASAC, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC, and SAFE, jointly promulgated a regulation entitled “Regulation on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors,” or the New M&A Rule. Under the New M&A Rule, effective as of September 8, 2006, acquisition of any PRC enterprise, directly or indirectly, by a foreign investor need to be approved by Ministry of Commerce or its local branches; and furthermore, when such investor and the acquired PRC enterprise have any affiliating relationship, special approval from Ministry of Commerce is required. The New M&A Rule also contains a provision requiring offshore SPVs formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC individuals to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

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

(1)	For risks relating to our current corporate structure, see “Risk Factors — Risks Related to the Regulation of Our Business.”
(2)	Agreements that provide us with effective control over Shanghai Giant Network Technology Co., Ltd., or Giant Network, include irrevocable powers of attorney, share pledge agreements, purchase options and cooperation agreements. See “ — Contractual Arrangements with the Consolidated Affiliated Entity and Its Shareholders — Agreements that Provide Us Substantial Ability to Control and an Option to Acquire Giant Network.”
(3)	The economic benefits and losses of Giant Network accrue to Shanghai Zhengtu Information Technology Co., Ltd. pursuant to an exclusive technical consulting and services agreement, and an online game software sales and licensing agreement. See “ — Contractual Arrangements with the Consolidated Affiliated Entity and Its Shareholders — Exclusive Technical Consulting and Services Agreement and Online Game Software Sales and Licensing Agreement that Transfers Economic Benefits from the Affiliated Entity to Us.”
(4)	Shanghai Lanlin Bio-Technology Co., Ltd., or Shanghai Lanlin, is wholly beneficially owned by Yuzhu Shi, our current chief executive officer and chairman, through (i) his 95% interest in Giant Investment Co., Ltd. (which holds a 90% interest in Shanghai Lanlin), (ii) a written statement by Jinhua Niu (who holds a 5% interest in Giant Investment Co., Ltd.) disclaiming all ownership rights in Giant Investment Co., Ltd. in favor of Yuzhu Shi and (iii) a proxy shareholding agreement with Kai Chen (who holds a 10% interest in Shanghai Lanlin) which gives Yuzhu Shi all beneficial ownership rights of Kai Chen’s shares in Shanghai Lanlin.
(5)	Kai Chen holds 0.75% on his own behalf, 1% on behalf of Min Tang, our vice president of media and administration, 0.625% on behalf of Yonghua Lu, our vice president of sales and marketing, 0.375% on behalf of Yong Chu, 0.75% on behalf of Yongjun Fei, 0.25% on behalf of Zhaoyou Huang, 0.375% on behalf of Wenqing Wang, 0.25% on behalf of Jin Xu, 1% on behalf of Yan Zeng and 0.375% on behalf of Lianlong Zhang.
(6)	Shareholders of Giant Network who are also shareholders of Giant Interactive Group Inc. include Kai Chen (who holds shares for the benefit of Yong Chu, Yongjun Fei, Zhaoyou Huang, Yonghua Lu, Min Tang, Wenqing Wang, Jin Xu and Lianlong Zhang); Chen Cheng, Yuliang Feng, Haixiao Lin, Wei Liu, Fabing Qu, Yonggui Wang, Tao Yue and Lv Zhang.

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

If Giant Network or any of the shareholders of Giant Network breaches its respective contractual obligations under the share pledge agreement, Zhengtu Information, as pledgee, will be entitled to demand the immediate repayment of all outstanding amounts under the relevant service agreements, or enforce the pledge. Presently, Zhengtu Information would not be able to hold equity interests in Giant Network itself upon enforcement of the pledge due to restrictions on foreign ownership of operators of online games in China. However, Zhengtu Information may still enforce the pledge by obtaining proceeds from the sale of the pledged property in a transaction mutually agreed upon with Giant Network or by petitioning the court to have the pledged property auctioned. According to the irrevocable powers of attorney described above, Yuzhu Shi, as the attorney-in-fact of all the shareholders of Giant Network, may approve the sale of a pledged interest to any individual or entity designated by Zhengtu Information and permissible by PRC law. See “Risk Factors — Risks Related to the Regulation of Our Business — Substantial uncertainties and restrictions exist with respect to the application and implementation of PRC laws and regulations in the online game industry. If the PRC government finds that our past or current structure for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including the shutting down of our operations.” The agreement will continue to be effective until the expiration of all relevant service agreements.

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

•	Exclusive Technical Consulting and Service Agreement. Pursuant to the exclusive technical consulting and services agreement, Zhengtu Information is the exclusive provider of technical support and consulting services to Giant Network in exchange for service fees, which will be determined on an arms-length and reasonable basis based on the costs and expenses incurred by Zhengtu Information and Giant Network. Under this agreement, Giant Network may not, among other things, transfer its rights and obligations thereunder to any third party without the prior written consent of Zhengtu Information. If Giant Network breaches the exclusive technical consulting and service agreement, Zhengtu Information can demand such breaches be corrected within sixty days and is entitled to receive compensation of all damages and losses. In the case of any material breach, Zhengtu Information is entitled to terminate the agreement. Zhengtu Information could seek to terminate the agreement in the event that Giant Network stops paying fees to Zhengtu Information, which would otherwise result in Zhengtu Information providing technical consulting and services for no consideration. This agreement has a term of ten years and is renewable at the option of Zhengtu Information. According to PRC laws, Zhengtu Information can demand payment from Giant Network for services that have already been rendered but that have not yet been paid for, and may resort to legal remedies if it does not receive payment. We rely on Giant Network to act as our operating company in China, and derive a substantial portion of our revenues from Giant Network pursuant to the exclusive technical consulting and services agreement. Accordingly, termination of this agreement would immediately prevent Zhengtu Information from obtaining consulting and service fees from Giant Network and therefore would materially and adversely affect our business, results of operations and financial condition. See “Risk Factors — Risks Related to the Regulation of Our Business — The contractual arrangements with our affiliated Chinese entity and its shareholders, which relate to critical aspects of our operations, may not be as effective in providing operational control as direct ownership. In addition, these arrangements may be difficult and costly to enforce under PRC law.”
•	Online Game Software Sales and Licensing Agreement. Under the online game software sales and licensing agreement between Zhengtu Information and Giant Network, Zhengtu Information has agreed to grant Giant Network an exclusive license within China to launch and sell our MMO games, ZT Online, Giant Online, and other game-related products. Our wholly owned subsidiary, Zhengtu Information, retains all the intellectual property rights associated with the game, client-end software and server software according to the agreement. Other than the initial fee to be paid by Giant Network in installments, Giant Network is also required to pay a royalty fee to Zhengtu Information on a monthly basis. The agreement states that Giant Network cannot alter the licensed software by itself or through a third party without the prior written consent of Zhengtu Information. The agreement also states that Giant Network cannot sell or sub-license the software and products outside of the PRC, or export or assist any third party to export the software and products from the PRC. Zhengtu Information is entitled to, among other things, terminate the agreement if Giant Network materially breaches the agreement. The agreement will continue to be effective until both parties agree to terminate it in writing.

D. Property, Plant and Equipment

See “Information on the Company — Facilities” and “Information on the Company — Operational Infrastructure.”

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report on Form 20-F. This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. See “Introduction — Forward Looking Statements.” In evaluating our business, you should carefully consider the information provided under Item 3.D, “Key Information — Risk Factors.” We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Operating Results

Overview

We are a leading online game developer and operator in China in terms of market share, according to a report published by iResearch. Our focus is on massively multiplayer online, or MMO, games.

Our first internally-developed MMO game, ZT Online, was commercially launched in January 2006. We commercially launched our second internally-developed MMO game, ZT Online PTP, a pay-to-play game based on the ZT Online free-to-play game, and our third internally-developed MMO game, Giant Online, in the fourth quarter of 2007. In the third quarter of 2008, we also introduced a version of ZT Online, ZT Online Classic Edition, in order to regain players who preferred the monetization structure of ZT Online in 2006. In the second half of 2009, we commercially launched two free-to-play games, ZT Online Green and My Sweetie, introduced K III, XT Online and The Golden Land, and planned to commercially launch Dragon Soul and ZT Online II in 2010.

The ZT Online Series and Giant Online, together with all the other games under the Company’s operation, had 1,505,000 quarterly peak concurrent users and 556,000 quarterly average concurrent users for the year ended December 31, 2008 and 1,572,000 quarterly peak concurrent users and 474,000 quarterly average concurrent users for the year ended December 31, 2009, representing a compound quarterly growth rate of -2.0% and -3.3%, respectively, in terms of peak concurrent users and average concurrent users from the quarter ended December 31, 2008 through the quarter ended December 31, 2009. In addition to the ZT Online series, we introduced and launched other MMORPGs such as K III, XT Online, The Golden Land and My Sweetie, which is our first casual game and our first developed product from our Win@Giant program in 2009.

We acquired the intellectual property rights to our fourth MMO game, K III, from Lager Network in the third quarter of 2007, and launched the game in China in the fourth quarter of 2009. In the first quarter of 2008, we also acquired an exclusive license to operate our fifth MMO game, Empire of Sports, or EOS, in China. However, we intend to terminate the EOS license in 2010 as our beta testing results in the first quarter of 2010 proved that this game was not suited for the China market. In May 2010, we notified EOS of our intent and the negotiation with EOS is expected to complete in the third quarter of 2010. The prepayment already made to EOS was approximately RMB5.1 million (US$0.8 million), which will need to be expensed upon the termination of the EOS license. We are currently negotiating the termination with the licensor and we do not expect to incur a significant penalty. The prepayment of the license upfront fee will be written-off upon finalization of the termination. We are currently in the process of internally developing our next MMO game, ZT Online II, and intend to commercially launch ZT Online II in 2010. In December 2009, we entered into an exclusive agreement with KOG to license Elsword, a 3D side-scrolling, advanced casual MMO game for operation in China. In January 2010, we acquired an exclusive license to operate another MMO game, Allods Online, in mainland China and intend to launch Allods Online in 2011. It is difficult to determine if a particular MMO game will be commercially successful and, if successful, what the lifespan of that game will be. We generally anticipate that a successful MMO game will experience strong growth in terms of the number of concurrent users in the first 18 months of commercial operation, little or no growth in the second 18 months of commercial operation, and a decline, likely significant, in the number of concurrent users after 36 months of commercial operation.

We offer virtual items and services available for in-game purchase in our free-to-play games. Players of our games can obtain virtual items and services by using game points purchased through our distribution network in the form of physical or virtual prepaid game cards or directly on our game website. Currently, our prepaid game cards are sold throughout China. Our distribution network currently consists of over 290 non-exclusive regional distributors, and reaches over 116,500 retail outlets, including Internet cafés, software stores, supermarkets, bookstores, newspaper stands and convenience stores located throughout China at the end of 2009. We also license ZT Online to Lager Network for operation in Hong Kong, Macau, Taiwan, Malaysia and Singapore, and have licensed ZT Online to VinaGame for operation in Vietnam since the fourth quarter of 2008. Furthermore, we granted an exclusive license to Astrum Nival to operate ZT Online in the Russia and other Russian speaking territories.

Our marketing network has representatives located throughout China. These marketing representatives promote our games at Internet cafés and in local media, encouraging players to purchase our prepaid game cards. We support these activities through our advertising and promotional campaigns.

In 2007, 2008 and 2009, our net revenues were RMB1,527.5 million, RMB1,594.7 million and RMB1,303.8 million (US$191.0 million) respectively. Our net income for the same years was RMB1,136.4 million, RMB1,113.6 million and RMB859.0 million (US$125.9 million), respectively. As of December 31, 2008 and December 31, 2009, deferred revenues and advances from distributors totaled RMB489.7 million and RMB410.9 million (US$60.2 million), respectively. Deferred revenues and advances from distributors represent amounts that we have received for sales of our prepaid game cards and game points that have not yet been recognized as net revenues.

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

Revenues

Net Revenues

Online Game Net Revenues

Online game net revenues represent revenues that we generate from our free-to-play and our pay-to-play games. In 2007, 2008 and 2009, we had online game net revenues of RMB1,521.4 million, RMB1,589.7 million and RMB1,293.0 million (US$189.4 million), representing 99.6%, 99.7% and 99.2%, respectively, of our total net revenues in those years. The substantial majority of our online game net revenues from these years were derived from our first online game, ZT Online, and a series of games derived therefrom, including ZT Online PTP, ZT Online Green, ZT Online Classic Edition and Giant Online.

Our online game net revenues are shown net of distributor discounts and volume-related incentives and business taxes and related surcharges on the sale of prepaid game cards and game points by Giant Network. Distributor discounts were typically 11% of the face value of the prepaid game cards sold to distributors in 2009, as compared to 11% in 2008 and 14% in 2007, with volume-related incentives in the form of free prepaid game cards generally up to 3%. To attract distributors, new online game companies in China frequently offer higher discounts. In 2007, 2008 and 2009, our net revenues were presented net of business taxes and related surcharges of RMB104.9 million, RMB95.4 million and RMB72.7 million (US$10.6 million), respectively, equal to 6.4%, 5.7% and 5.3%, respectively, of our gross revenues in those years. See “— Taxation — China — Business Taxes and Related Surcharges” below.

During 2007, 2008 and 2009, 90.6%, 88.5% and 86.03%, respectively, of our sales proceeds were derived from prepaid game cards (reflecting a specified amount of game points) sold through our distributors, and 9.4%, 11.5% and 13.97%, respectively, were derived from game point sales made through our official game website. As described below, we are only required to pay a 0.40 – 0.45% service fee (included in our cost of services) on sales of game points through our official game website.

Overseas Licensing Net Revenues

Overseas licensing net revenues represent license fees that we derive from the license of our games to other operators. We generated no overseas licensing net revenues in 2006. In 2007, we derived RMB6.1 million in overseas licensing net revenues from our license of ZT Online to Lager Network for operation in Hong Kong, Macau and Taiwan. Under our license agreement with Lager Network, we are entitled to receive from Lager Network ongoing usage-based royalties. The usage-based royalties are determined based on the volume of consumption of game points by players with game accounts registered with Lager Network. In 2008, in response to certain foreign currency restrictions between Taiwan and the PRC, we entered into an arrangement with Lager Network whereby Lager Network will pay for services rendered by certain of our employees to partially offset outstanding royalty fees due to us. Beginning on October 1, 2008, such royalty income is recorded at the fair value of the personal services paid by Lager Network on behalf of us. We have considered the recoverability of the remaining unsettled royalty fee and have made a provision for RMB6.6 million (US$1.0 million) as of December 31, 2008. In 2008 and 2009, we derived RMB4.4 million and RMB10.7 million (US$1.6 million), respectively, in overseas licensing net revenues from our license of ZT Online to Lager Network in Hong Kong, Macau, Taiwan, Malaysia and Singapore, and our exclusive license to VinaGame to operate ZT Online in Vietnam beginning the fourth quarter of 2008. In the future, we expect to generate greater overseas licensing net revenues by licensing additional games such as ZT Online PTP and Giant Online to operators outside of China, and by increasing the number of markets into which we license our games. We intend to remain selective in the licensing of our games to third parties and limit licensing to situations we feel present opportunities for us to expand our brand while maintaining quality control over our licensed games. In 2010, we expect our revenues from overseas licensing will continue to increase as we expect more revenues from the overseas market such as Russia and Taiwan.

Revenue Collection

Online Game Net Revenues.  We generate our online game net revenues through sales of prepaid game cards through our distribution network and game points on our website. For prepaid game card sales made through our distribution network, we receive the full purchase price, less the applicable discount, from the distributors prior to delivering the prepaid game cards to them. For sales made through our website, we receive the full purchase price, less the 0.40 – 0.45% service fee, which are reflected in our cost of services paid to our online payment system operator prior to issuing game points to the purchasers. As a result, we generally do not have any accounts receivable. We make available to each distributor refunds for unsold prepaid game cards after six months, but only to the extent that the cards have not already expired, are undamaged and are not part of the first batch of prepaid game cards purchased by the distributor. Furthermore, distributors may only return a preset portion of the prepaid game cards that they had originally purchased. We have not had any refund requests from distributors since we commercially launched our first game in January 2006. Once game points are registered to a specific game account, we do not allow any refunds of game points.

Overseas Licensing Net Revenues.  Under our license agreement with Lager Network, we are entitled to receive from Lager Network ongoing usage-based royalties. The ongoing usage-based royalties are determined based on the volume of consumption of game points by players with game accounts registered with Lager Network, and are payable to us by Lager Network in accordance with a mutually agreed arrangement. In 2008, we entered into an arrangement with Lager Network whereby Lager Network will pay for services rendered by certain of our employees to partially offset outstanding royalty fees due to us. Under our license agreement with VinaGame. We are entitled to ongoing usage-based royalties determined based on the volume of consumption of game points by player with game accounts registered with VinaGame and are payable to us by VinaGame in accordance with a mutually agreed schedule.

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

With respect to our free-to-play games, we recognize online game net revenue upon the consumption or expiration of virtual items or services purchased by players. For some virtual items, we recognize online game net revenues ratably over the estimated lifespan of that product or the estimated lifespan of the game. See “— Critical Accounting Policies — Revenue Recognition” below. We also recognize online game net revenue when unregistered and suspended prepaid game cards or unregistered and suspended game points purchased on our website expire, which is generally two years after the printing of physical prepaid game cards and one year from the date of issuance of virtual cards. No such revenue was recognized in 2008 and 2009.

As of December 31, 2009, we had advances from distributors of RMB89.6 million (US$13.1 million) and deferred revenues of RMB321.3 million (US$47.1 million).

Cost of Services

Our cost of services primarily consists of a portion of our business taxes and surcharges, compensation for personnel operating our games, maintenance of computer equipment, co-location fees and Internet access fees and depreciation of equipment and amortization of software and other intangible assets. As of December 31, 2009, our cost of services did not include any licensing fees, as we internally developed ZT Online (including ZT Online, Classic Edition), ZT Online PTP, ZT Online Green and Giant Online.

Sales Taxes and Related Surcharges

Our cost of services includes the business taxes, VAT and related surcharges that Zhengtu Information pays on revenues that it derives from its contractual arrangements with Giant Network. In 2007, 2008 and 2009, these business taxes, VAT and related surcharges constituted 44.0%, 30.5% and 19.1%, respectively, of our total cost of services, and were equal to 5.0%, 4.2% and 3.0%, respectively, of our net revenues. Giant Network incurs additional business taxes and related surcharges in connection with sales of our prepaid game cards and game points. However, we present our net revenues net of these taxes and related surcharges. See “— Taxation — China — Business Tax and Related Surcharges.”

Compensation for Personnel Operating our Games

We account for compensation expenses for our employees that are directly involved in the operation of our online games, including our maintenance team, platform team and customer support team, as a cost of service. In 2007, 2008 and 2009, these expenses constituted 19.2%, 19.3% and 22.2%, respectively, of our total cost of services and equaled 2.2%, 2.6% and 3.5%, respectively, of our net revenues. Compensation expenses include employee wages, share-based compensation and welfare benefits, such as social insurance, medical insurance, housing subsidies, unemployment insurance and pension benefits.

Maintenance of Computer Equipment, Co-location Fees and Internet Access Fees

Our costs associated with the maintenance of computer equipment, co-location fees and Internet access fees constituted 19.8%, 26.7% and 28.5%, respectively, of our total cost of services and were equal to 2.3%, 3.6% and 4.5%, respectively, of our net revenues in 2007, 2008 and 2009. The bulk of these expenses related to co-location and Internet access fees charged by third-party Internet data centers from which we operate our servers. Another large component is server maintenance. We typically rely on the Internet data centers to resolve our minor server problems, but use our own Shanghai-based maintenance team to resolve larger problems. In 2010, we expect to our co-location and Internet access fees and server maintenance costs to remain the same as 2009 level. Additionally, in the first quarter of 2008, we entered a partnership arrangement with Huawei Technologies to improve our server performance and research server platforms for online games. We may decide to install servers in new locations in China, which could increase our costs further.

Depreciation of Equipment and Amortization of Software and Other Intangible Assets

Our depreciation of equipment and amortization of software and other intangible assets related primarily to our servers and other computer equipment as well as capitalized product development costs, constituted 9.0%, 18.5% and 24.2%, respectively, of our total cost of services and were equal to 1.0%, 2.5% and 3.8%, respectively, of our net revenues in 2007, 2008 and 2009. We include depreciation and amortization expenses within our cost of services when the relevant assets are directly related to the operation of our platform and provision of online games. Depreciation and amortization expenses are characterized as operating expenses in all other cases. In 2010, we expect increases in these expenses in connection with the development of K III, ZT Online II, XT Online, The Golden Land, Dragon Soul and other potential projects.

Operating Expenses

Operating expenses consist of research and product development expenses, sales and marketing expenses, general and administrative expenses and government financial incentives. The following table sets forth a breakdown of our operating expenses for the years indicated.

	For the year ended December 31, 2007	For the year ended December 31, 2008	For the year ended December 31, 2009
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Gross profit	1,353,450	1,376,780	1,099,765	161,117
Operating (expenses) income:
Research and product development expenses	(26,918)	(88,539)	(113,354)	(16,607)
Sales and marketing expenses	(189,403)	(241,575)	(119,600)	(17,522)
General and administrative expenses	(74,130)	(141,786)	(121,446)	(17,791)
Government financial incentives	16,779	63,084	88,460	12,959
Total operating expenses	(273,672)	(408,816)	(265,940)	(38,961)

Research and Product Development Expenses

Our research and product development expenses primarily consist of employee wages, share-based compensation and welfare benefits for our product development team, and the software used by our product development team, and depreciation of the computers and equipment used by our product development team.

Until a game reaches technological feasibility, we expense all research and product development expenses. We capitalize research and product development expenses for a game once that game becomes technologically feasible, and continue to capitalize those expenses until the game is commercially launched. See “— Critical Accounting Policies — Online Game Product Development Costs” below. For our first game, ZT Online, we determined that technological feasibility occurred in August 2005, and we expensed RMB4.0 million and capitalized RMB1.6 million of related development costs prior to commercial launch in January 2006. For Giant Online, we determined that technological feasibility occurred on January 21, 2007. As of December 31, 2009, we capitalized RMB21.6 million (US$3.2 million) with respect to K III, ZT Online II, My Sweetie, The Golden Land and Dragon Soul. In 2010, we expect our research and product development expenses to increase as we hire new research and development personnel in connection with the development of ZT Online II and other potential new games.

Sales and Marketing Expenses

Our sales and marketing expenses currently constitute, and are expected to continue to constitute, our largest operating expense. Our sales and marketing expenses primarily relate to advertising, including television and Internet portal advertisements, and national and regional newspapers and magazines. Our sales and marketing expenses also include payments made to Internet café administrators in return for attracting new paying players, employee wages, share-based compensation, welfare benefits for our sales and marketing team, the cost of promotional events and the purchase of promotional souvenirs.

General and Administrative Expenses

General and administrative expenses primarily consist of employee wages, share-based compensation and welfare benefits for our management, finance and administrative personnel, professional service fees, lease payments in relation to our office space, property management fees, administrative expenses and entertainment expenses.

We expect our general and administrative expenses to increase as our business expands in future periods. These increased costs will include those related to complying with our reporting obligations under the U.S. securities laws as a public company such as consulting fees for the improvement of management and business operation and additional personnel compensation due to the rapid expansion of our game pipelines.

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

Taxation

Cayman Islands, British Virgin Islands and Hong Kong

Under the current laws of Cayman Islands, British Virgin Island and Hong Kong, the Group is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Group to its shareholders, no Cayman Islands, British Virgin and Hong Kong withholding tax will be imposed.

China

Income and Withholding Taxes.  Zhengtu Information and Giant Network are incorporated in China, and are subject to Chinese enterprise income tax, or EIT, on their taxable income. Under certain PRC tax laws effective until December 31, 2007, because Zhengtu Information was registered in the Caohejing Economic Development Zone of Xuhui District of Shanghai and had been recognized as a “New and High Technology Enterprise (“NHTE”),” it was granted a preferential EIT rate of 15%. Furthermore, Zhengtu Information enjoyed a two-year exemption from EIT followed by a three-year 50% reduction in its EIT rate, which started in 2006. The qualification of Zhengtu Information as a software development enterprise is required to be reassessed on an annual basis. Giant Network had been recognized as a NHTE and has been granted a preferential EIT rate of 15% for 2008 to 2010. As Giant Network was qualified as a “Software Enterprise” in 2006 and 2007, it was exempted from EIT.

In 2007 China passed a new Enterprise Income Tax Law, or the New EIT Law, and its implementing rules, both of which became effective on January 1, 2008. Under the New EIT Law, enterprises that were established and already enjoyed preferential tax treatments before March 16, 2007, the date on which the New EIT Law was passed, will continue to enjoy them (i) in the case of reduced tax rates, for a period of five years from January 1, 2008, subject to certain phase-out rules, or (ii) in the case of fixed-term tax holidays, until the expiration of such term. The New EIT Law also permits a new category of NHTE to enjoy a reduced enterprise tax rate of 15%. Under these phase-out rules, we expect the applicable income tax rate of Zhengtu Information to gradually increase from its 2007 level. In addition, enterprises established before the promulgation date of the New EIT Law and which were granted preferential EIT treatment under the then effective tax laws or regulations may continue to enjoy their preferential tax treatments until their expiration. Accordingly, Zhengtu Information, an enterprise established before the promulgation date of the New EIT Law, will continue to enjoy its preferential treatment subject to the phase-out rules, under which it will continue to enjoy the 50% reduction of the EIT for the 2008 to 2010 taxable years. The 50% reduction may result in a tax rate of 9%, 10% and 11% for taxable years of 2008, 2009 and 2010 respectively. In April 2008, certain government authorities announced the new implementation rules for application and assessment of NHTE and every qualified company needs to re-apply for this qualification according to the new implementation rules. Zhengtu Information had obtained the qualification certificates of NHTE status in 2008 with a valid period of three years from 2008 to 2010. However, Zhengtu Information is not allowed to enjoy the reduced tax rate under the phase-out rules as described above and the preferential income tax rate of 15% at the same time. Zhengtu Information has adopted the reduced rate under phase-out rules for its remaining 3-year tax holiday (i.e., 9%, 10% and 11% for 2008, 2009 and 2010 respectively). It is also expected that, after the remaining 3-year tax holiday expires in 2010, if Zhengtu Information continues to qualify as a NHTE, it should be entitled to the preferential tax rate of 15% in 2011 and onwards.

Giant Network, a VIE to which Zhengtu Information is deemed the primary beneficiary, has been recognized as a NHTE effective from 2008, and therefore enjoys a preferential tax rate of 15% in 2008 and 2009.

The New Tax Law provides that an income tax rate of 20% will generally be applicable to dividends from our PRC subsidiaries. However, pursuant to the New Tax Law and the Implementation Rules to the New Income Tax Law, promulgated on December 6, 2007 and effective on January 1, 2008 (“Implementation Rules”), our Cayman holding company, Eddia will be subject to a 10% withholding tax and Giant HK, under a special arrangement between China and Hong Kong, will be subject to a 5% withholding tax for such dividends paid to them, unless our Cayman holding company, Eddia and Giant HK are treated as a “China tax resident enterprise.”

Under the New Tax Law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will normally be subject to the enterprise income tax at the rate of 25% on its worldwide income. Under the Implementation Rules of the New Tax Law, “de facto management body” is defined as the body that has material and overall management and control over the business, personnel, accounts and properties of the enterprise. In addition, a recent circular issued in 2009 by the State Administration of Taxation regarding the standards used to classify certain Chinese enterprise controlled companies established outside of China as “resident enterprises” provides that certain Chinese-invested enterprises will be classified as “resident enterprises” if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the directors or senior management having voting rights. Based on the assessment of facts and circumstances available, the Company is more likely than not a non-PRC tax resident enterprise. Accordingly, the Company has not accrued for PRC enterprise income tax at December 31, 2009.

The Group has a net tax operating loss carry-forward of approximately RMB1,856,000 (US$271,900) attributed to one of its subsidiaries, Zhuhai Zhengtu, as of December 31, 2009. There were no such loss in 2007 and 2008, and the net operating loss will start to expire in 2015.

Sales Taxes and Related Surcharges.  We incur two different types of business taxes and related surcharges, each of which we account for differently. Giant Network is subject to Chinese business tax at the rate of 5% on the proceeds received from its sale of prepaid game cards and game points. Zhengtu Information is subject to Chinese business tax of 5% on the overseas licensing revenues it receives from Lager Network and VinaGame. These two entities are also subject to local surcharges that are related to this business tax, including city construction and education surcharges. Our net revenues are presented net of these business taxes and related surcharges, which were RMB104.9 million, RMB95.9 million and RMB72.7 million (US$10.7 million) for the year ended December 31, 2007, 2008 and 2009, respectively.

Zhengtu Information is also subject to business tax at the rate of 5% and VAT at the rate of 3% (net) in connection with the revenues that it derives from its contractual arrangements with Giant Network. We account for this business tax, VAT and related surcharges as a component of our cost of services. In 2007, 2008 and 2009, this amounted to RMB76.6 million, RMB66.4 million and RMB39.1 million (US$5.7 million), respectively.

Results of Operations

Comparison of Years Ended December 31, 2007, December 31, 2008 and December 31, 2009

The following tables set forth selected results of operations data by amount and as a percentage of our total net revenues for the years indicated. You should read the following tables in conjunction with the audited consolidated financial information and related notes contained elsewhere in this annual report.

Selected Consolidated Statement of Operations Data:

	Year Ended December 31,
	2007		2008		2009
	Amount	% of Total Net Revenues	Amount	% of Total Net Revenues	Amount	Amount	% of Total Net Revenues
	RMB	RMB	RMB	RMB	RMB	US$	RMB
	(In thousands, except percentages)
Online Game Revenue	1,521,396	99.60%	1,589,676	99.69%	1,293,018	189,428	99.17%
Overseas Licensing Revenue	6,140	0.40%	4,391	0.28%	10,687	1,566	0.82%
Other Revenue, net	—	—	612	0.04%	130	19	0.01%
Total Net Revenue	1,527,536	100.00%	1,594,679	100.00%	1,303,835	191,013	100%
Cost of Services	(174,086)	(11.40)%	(217,899)	(13.66%)	(204,070)	(29,896)	(15.65%)
Gross Profit	1,353,450	88.60%	1,376,780	86.34%	1,099,765	161,117	84.35%
Operating (Expenses) Income
Research and Development	(26,918)	(1.80)%	(88,539)	(5.55%)	(113,354)	(16,607)	(8.69%)
Sales and Marketing	(189,403)	(12.40)%	(241,575)	(15.15%)	(119,600)	(17,522)	(9.17%)
General and Administrative	(74,130)	(4.90)%	(141,786)	(8.89%)	(121,446)	(17,791)	(9.32%)
Government Financial Incentives	16,779	1.10%	63,084	3.96%	88,460	12,959	6.78%
Total Operating Expenses	(273,672)	(17.90)%	(408,816)	(25.64%)	(265,940)	(38,961)	(20.40%)
Income from Operations	1,079,778	70.70%	967,964	60.70%	833,825	122,156	63.95%
Interest Income	53,878	3.50%	184,964	11.60%	102,200	14,972	7.84%
Other Income and (Expense)	126	0.00%	(843)	(0.05%)	14,025	2,055	1.08%
Investment Income (Loss)	2,562	0.20%	1,171	0.07%	(5,971)	(875)	(0.46%)
Unrealized Loss on Investment Held-For-Trading	—	—	(300)	(0.02%)	—	—	—
Income Before Income Tax Expense	1,136,344	74.40%	1,152,956	72.30%	944,079	138,308	72.41%
Income tax Expense	—	—	(39,368)	(2.47%)	(85,060)	(12,461)	(6.52%)
Net Income	1,136,344	74.40%	1,113,588	69.83%	859,019	125,847	65.89%

Net Revenues

Our total net revenues were RMB1,527.5 million, RMB1,594.7 million and RMB1,303.8 million (US$191.0 million) in 2007, 2008 and 2009, respectively, representing a 4.4% increase in 2008 and an 18.2% decrease in 2009, respectively. The majority of our total net revenues consisted of online game net revenues generated by ZT Online, which increased from RMB1,521.4 million in 2007 to RMB1,517.1 million in 2008 and decreased to RMB1,096.8 million (US$160.7million) in 2009.

The decrease of our net revenues in 2009 was primarily due to the new regulations on certain game features promulgated by the PRC government as well as our adjustment in the in-game monetization mechanism, partially offset by an increase in our overseas licensing revenues as a result of our licensing to VinaGame for operation of our ZT Online games in the Vietnam market. In 2008, we believe the moderate increase was due to the stabilization of our player base for ZT Online as well as revenues generated from ZT Online Classic Edition and Giant Online offsetting our adjustment and change of in-game monetization features in the third quarter of 2008.

Cost of Services

Our cost of services was RMB174.1 million, RMB217.9 million and RMB204.1 million (US$29.9 million) in 2007, 2008 and 2009, respectively, reflecting a 25.2% increase in 2008 and a 6.4% decrease in 2009, respectively. Our cost of services is generally less volatile than our net revenues, primarily because the components of our cost of services, such as co-location and internet access fees and depreciation and amortization of our equipment, software and other intangible assets generally remain stable.

In 2009, the decrease in our cost of services was primarily due to a decrease in our business taxes and related surcharges as compared to those of 2008, which reflected our decreased online game revenues and increased control of operating expenses. In 2008, the increase in our cost of services was primarily due to our expanding operations. Our maintenance of computer equipment, co-location fees and Internet access expenses increased to RMB58.2 million in 2008 from RMB34.4 million in 2007, representing a 69.1% increase in 2008, which reflected the expansion of our server network to ensure adequate capacity to handle the increasingly large number of ZT Online players as well as players for Giant Online and ZT Online PTP. In addition, our expenses associated with the depreciation of equipment and amortization of software and other intangible assets was RMB40.3 million in 2008, representing a 156.0% increase from RMB15.7 million in 2007, which was mostly related to depreciation related to our server network, which expanded significantly.

Gross Profit and Margin

Our gross profit was RMB1,353.5 million, RMB1,376.8 million and RMB1,099.8 million (US$161.1 million) in 2007, 2008 and 2009, respectively, reflecting a 20.1% decrease in 2009 and a 1.7% increase in 2008, respectively. Our gross margin decreased slightly from 88.6% in 2007 to 86.3% in 2008 and 84.3% in 2009.

Operating Expenses

Research and Product Development Expenses

Our research and product development expenses were RMB26.9 million, RMB88.5 million and RMB113.4 million (US$16.6 million) in 2007, 2008 and 2009, respectively, representing an increase of 228.9% in 2008 and an increase of 28.0% in 2009.

The increase in our research and product development expenses in 2009 was primarily due to our increased game research and product development expenses, including ZT Online II, as well as our Win@Giant program which served as an important source of our product development. In 2008, the increase in our research and product development expenses was primarily due to employee wages and welfare benefits for our new product development team, which related both to our hiring of additional product development personnel, and the accounting for share-based compensation to certain key employees.

Our research and product development expenses in 2007 include share-based compensation expenses of RMB8.3 million, whereas in the same period in 2008 and 2009 we incurred share-based compensation expenses of RMB10.9 million and RMB9.6 million, respectively. Our research and product development costs in 2009 were offset by RMB21.6 million in game development expenditures related to K III, ZT Online II, My Sweetie, The Golden Land and Dragon Soul that we capitalized. We expect our research and product development expenses to increase in 2010 as we develop our game pipeline.

Sales and Marketing Expenses

Our sales and marketing expenses were RMB189.4 million, RMB241.6 million and RMB119.6 million (US$17.5 million) in 2007, 2008 and 2009 respectively, representing an increase of 27.5% in 2008 and a decrease of 50.5% in 2009. Our sales and marketing expenses primarily consist of expenses for promotion and advertising of our games and compensation expenses for our sales and marketing personnel related to promoting our online games.

The decrease of our sales and marketing expenses in 2009 was primarily due to our lower advertising expenses as we adopted a more prudent advertising strategy in promoting our games with an aim to optimize our resource allocation and to achieve better cost control. Advertising expenses decreased by 55.4% from RMB70.4 million in 2008 to RMB31.4 million in 2009, primarily due to our more prudent advertising strategy in 2009. In addition, the total compensation expenditure for our liaison personnel also decreased by 35.2% from RMB77.1 million in 2008 to RMB50.0 million in 2009 as we reduced the number of liaison personnel. In 2008, the increase in our sales and marketing expenses was attributable to our compensation expenses for our sales and marketing personnel providing marketing services to ZT Online, Giant Online and ZT Online PTP, which were RMB77.1 million (US$11.3 million) in 2008, an increase of RMB38.0 million, or 97.2% from RMB39.1 million in 2007. The increase was also due in part to a 3282.3% increase of marketing campaign expenses for our games, particularly Giant Online, in Internet cafés, from RMB0.4 million in 2007 to RMB14.5 million in 2008. This increase was slightly offset by decreases in our other miscellaneous expenses due to our tightened cost controls over our sales and marketing personnel and marketing campaigns.

General and Administrative Expenses

Our general and administrative expenses were RMB74.1 million, RMB141.8 million and RMB121.4 million (US$17.8 million) in 2007, 2008 and 2009, representing a 91.3% increase in 2008 and a 14.4% decrease in 2009.

In 2009, the decrease in our general and administrative expenses were primarily due to our more effective cost control measures as well as a decrease in employee wages and welfare benefits as a result of our reduced number of employees. Total employee compensation decreased by 15.4% from RMB71.4 million in 2008 to RMB60.3 million in 2009. Additionally, the decrease of option expenses also attributed to the decrease of general and administrative expenses in 2009 since the accelerated amortization method was applied. In 2008, the increase was primarily due to a increase in employee wages and welfare benefits for administrative staff in strategic management, finance, accounting, internal control and human resource management, which were RMB71.4 million in 2008.

Government Financial Incentives

Our proceeds from government financial incentives increased from RMB16.8 million in 2007 to RMB63.1 million in 2008 and RMB88.5 million (US$13.0 million) in 2009. The government financial incentives consisted of the incentives received for our games being recognized as high-tech projects, as well as incentives received based on the amount of sales tax paid in the previous year. The increase in 2009 was primarily due our increased tax payment in 2008 as compared to that in 2007, which resulted in a high amount of proceeds received in 2009 as compare to that in 2008.

Income from Operations

In 2009, income from operations was RMB833.8 million (US$122.2 million), representing a decrease of RMB134.1 million (US$19.7 million), or 13.9%, from RMB968.0 million in 2008, and a decrease of RMB111.8 million, or 10.4%, from RMB1,079.8 million in 2007. As a percentage of total net revenues, income from operations decreased from 70.7% in 2007 to 60.7% in 2008, and increased to 64.0% in 2009. The decrease of our income from operations in 2009 primarily reflected our lower online game revenues, partially offset by our lower operating expenses as a result of our effective cost control during the same year. The decrease in 2008 was primarily due to the decline in our active paying players in the third quarter of 2008 due to monetization changes in ZT Online.

Interest Income

Our interest income was RMB53.9 million, RMB185.0 million and RMB102.2 million (US$15.0 million) in 2007, 2008 and 2009, respectively, representing an increase of 243.2% in 2008 and a decrease of 44.8% in 2009. The decrease in 2009 was primarily due to the lowered interest rates among banks in the PRC. The increase in 2008 was primarily due to the increase in the funds that we held in interest-bearing bank deposits since 2007.

Income Tax Expense

We recognized an income tax expense of RMB85.1 million (US$12.5 million) in 2009. The increase in our income tax expenses in 2009 was primarily due to the lower base in 2008 as a result of the reversal of unrecognized tax benefits, reversal of valuation allowance of deferred tax assets, and increased deferred tax assets in 2008, as well as the increased applicable income tax rate from 9% in 2008 to 10% in 2009 pursuant to relevant PRC laws and regulations. The increase was offset by a VAT refund received in 2009.

We recognized an income tax expense of RMB39.4 million (US$5.8 million) in 2008 mainly due to Zhengtu Information, one of our main subsidiaries, completed its two-year tax holiday and tax exempt status in 2007. Additionally, in 2008, we recognized an income tax expense of RMB28.4 million for our Cayman company in accordance with FIN48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB statement No. 109” (“FIN48”), which was offset by the reversal of unrecognized tax benefits of RMB30.9 million as a result of Giant Network’s qualification as a software enterprise for year 2007. We did not record any income tax expenses for 2007. In 2007, we recorded a liability for unrecognized tax benefits in the amount of RMB30.9 million, representing the estimated income tax we would have paid for the year 2007 if Giant Network’s tax exempt status was not renewed by PRC tax authorities. The liability for unrecognized tax benefits was offset by net deferred tax assets principally related to deferred revenues and advances from distributors.

Investment Income (Loss)

In 2009, we recorded an investment loss amounted to RMB6.0 million (US$0.9 million), which was related to our trading of certain equity investment.

In 2008, our investment income amounted to RMB1.2 million, a decrease of RMB1.4 million, or 54.3%, from RMB2.6 million in 2007, due to the effects of the global economic crisis.

Net Income and Margin

As a result of the foregoing, our net income decreased by RMB22.8 million, or 2.0%, from RMB1,136.3 million in 2007 to RMB1,113.6 million in 2008 and decreased by RMB254.6 million (US$37.3 million), or 22.9% to RMB859.0 million (US$125.8 million) in 2009. Our net margin also decreased from 74.4% in 2007 to 69.8% in 2008 and to 65.9% in 2009.

Dividends

We paid RMB277.7 million (US$40.6 million) dividends to our shareholders in 2009. In 2008 and 2007, we paid RMB593.5 million and RMB190.8 million in dividends to our shareholders, respectively.

We declared RMB279.2 million (US$40.9 million) dividends on April 15, 2010 and made full payment of such dividends on May 10, 2010.

Liquidity and Capital Resources

Cash Flows and Working Capital.

In 2007, Giant Network provided interest-free advances for a total amount of RMB900.0 million to Shanghai Jiante Shengming Technology Co., Ltd., or Shanghai Jiante, a company owned and controlled by our chairman and chief executive officer, Yuzhu Shi. These interest free advances were repaid in full by August, 2007. We financed each of the advances from Giant Network and Zhengtu Information to Shanghai Jiante with cash flows generated by our operations. No related party advances or loans will be made in the future without the prior approval of our audit committee.

On November 6, 2007, we completed our initial public offering, resulting in net proceeds to us of approximately US$792.7 million, which we have used in investments as well as to fund our share repurchase program.

As of December 31, 2007, 2008 and 2009, we had RMB7,295 million, RMB 1,696 million and RMB1,097.2 million (US$160.7 million), respectively, in cash and cash equivalents. In 2007, 2008 and 2009, our cash needs were derived primarily from our operating expenses and our cost of services, and to a lesser extent our capital expenditures. See “— Capital Expenditures.” If our internal resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility, which could result in additional dilution to our shareholders or operating and financing covenants that would restrict our operations.

	For the year ended December 31,
	2007	2008	2009
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Net of cash provided by operating activities	1,481,791	1,109,700	751,759	110,133
Net cash used in investing activities	(126,572)	(3,874,244)	(1,021,922)	(149,712)
Net cash provided by (used in) financing activities	5,540,807	(2,583,868)	(316,619)	(46,385)
Cash and cash equivalents at the end of the year	7,295,470	1,696,273	1,097,155	(160,734)

Operating Activities

For 2007, 2008 and 2009, our net cash provided by operating activities primarily resulted from our net income of RMB1,136.3 million, RMB1,113.6 million and RMB859.3 million (US$125.9 million), respectively. Cash flows from deferred revenues in each of these periods were RMB188.3 million, RMB78.2 million and RMB81.8 million (US$12.0 million), respectively. Deferred revenues and advances from distributors represent amounts that we have received for sales of our prepaid game cards from our distributors and game points purchased on our website that have not yet been recognized as revenues. See “— Critical Accounting Policies — Revenue Recognition — Online Game Net Revenues” below. Our cash flows from advances from distributors in 2007, 2008 and 2009 were RMB75.2 million, RMB41.2 million and RMB2.9 million (US$0.4 million), respectively. Our cash provided by operating activities was partly offset by cash used in prepayments and purchase of other assets of RMB24.8 million in 2007, RMB5.0 million in 2008 and RMB129.4 million (US$19.0 million) in 2009. The increase in 2007 reflected an increase in prepayment of co-location fees to Internet data centers housing our servers and increased prepayment of advertising expenses, and the decrease in 2008 reflected fewer prepayments for advertising and other purchase of assets due to tightened controls on our costs and cash.

Investing Activities

In 2007, our net cash used in investing activities was RMB126.6 million, reflecting our purchase of additional property and equipment, including mainly servers, in the amount of RMB108.6 million.

In 2008, our net cash used in investing activities was RMB3,874.2 million. This increase primarily reflected our short term investments mainly in bank deposits with maturity of more than 90 days for RMB3,376.8 million and an available-for-sale investment in 51.com of RMB348.7 million.

In 2009, our net cash used in investing activities was RMB1,021.9 million (US$149.7 million), which primarily consisted of a held-to-maturity investment in the amount of RMB500.0 million and fixed deposit investments in the amount of RMB429.9 million.

We have a conservative investment strategy which involves only investing in principal guaranteed or principal protected instruments and time deposits. We have not and do not plan to invest in derivatives.

Financing Activities

Financing activities include proceeds from the issuance of capital, changes in our subsidiary and our affiliated entity’s paid-in capital, proceeds from long-term loans and proceeds from the exercise of share options.

In 2007, we received proceeds from a long-term loan in the amount of RMB5.0 million which had been fully repaid. In addition, we received proceeds from our initial public offering in the amount of RMB5.8 billion. In August 2007, we also paid dividends to shareholders in the amount of RMB160.5 million.

In 2008 we received proceeds of RMB10.8 million in connection with the exercise of stock options by our officers, directors and employees. In addition, we paid dividends to shareholders in the amount of RMB593.5 million in April 2008. As of December 31, 2008, we also repurchased our shares from the open market under our share repurchase program for a total cash payment of RMB1,987.4 million.

In April 2009, we paid dividends to shareholders in the amount of RMB277.7 million (US$40.6 million). In 2009, we also repurchased our shares from open market under our share repurchase program for a total cash payment of RMB62.8 million (US$9.2 million) offset by proceeds from exercise of share options of RMB18.7 million (US$2.7 million) and capital contribution from non controlling interests of RMB5.1 million (US$0.7 million). We believe that our current cash and cash equivalents and cash flows from operations will be sufficient to meet our anticipated cash needs for the next 12 months. We additionally expended RMB279.2 million (US$40.9 million) for a dividend payment to our shareholders on May 10, 2010. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments, joint ventures or acquisitions we may decide to pursue.

Capital Expenditures

Our capital expenditures were RMB195.3 million, RMB148.7 million and RMB143.0 million (US$20.9 million), respectively, in 2007, 2008 and 2009. The substantial majority of our capital expenditures have related to our purchase of servers and to a lesser extent other computer equipment. They have also included improvements for our office facilities and furniture. In 2009, our capital expenditure was primarily due to our acquisition of a land parcel in Zhuhai City, which we expect to be used for construction of our research and development center in the future, with a consideration of RMB85.2 million (US$12.5 million). See also F. Tabular Disclosure of Contractual Obligations.

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

over the estimated lifespan of the specific item. When we commence sale of a new virtual item, including at the commercial launch of a new game, we use available information to estimate that virtual item’s lifespan. The estimated life span is determined based on the historical paying player usage pattern and playing behavior. When the life span of certain virtual items cannot be reliably determined based on historical player pattern and behavior, the related revenues are recognized over the estimated life of the related game. To determine a specific virtual item’s estimated lifespan we select a starting date, and track the lifespan of all of that type of item purchased by players on that date. For ZT Online, the time between the starting date and the point at which 95% of the tracked virtual items have been destroyed or replaced, or at which purchasers of such “permanent” virtual items have not logged into the game for more than 90 consecutive days in 2007, and for 180 consecutive days, as of 2008 and 2009 (thereby being deemed an inactive player), is used as that item’s estimated lifespan. We will continue to monitor the average lifespan of our virtual items and the estimated lifespan of our games, which may differ from the historical periods on which our revenue recognition policy was previously based. Any change in our estimates, particularly as our games mature and gain greater operating history and data and thereby enable us to refine our estimates, may result in our revenues being recognized on a different basis than in prior periods and may cause our operating results to fluctuate.
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

We also recognize revenue when unregistered prepaid game cards or unregistered game points purchased directly on our website expire and are suspended, which is generally two years after the printing of physical game cards and one year from the issuance of virtual cards. Registered game points do not expire. No such revenue was recognized in 2009.

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

Online Game Product Development Costs

We recognize software development costs for the development of software, including online games, to be sold or marketed to customers in accordance with Statement of Financial Accounting Standards Codification (“ASC”) subtopic 985 Software (Pre-codification: SFAS No. 86, “Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed”). As such, we expense our game development costs incurred prior to technological feasibility. Once a game becomes technologically feasible, all subsequent development costs for that product are capitalized until that product is available for general release. Determination of technological feasibility requires significant judgment. Technological feasibility is evaluated on a game-by-game basis, but typically encompasses both technical design and game design documentation and only occurs when the online game has a proven ability to operate in an online game environment. After an online game is released, the capitalized product development costs are amortized to expense based on the expected life of the game. This expense is recorded as a component of cost of services. Since our establishment in November 18, 2004 through December 31, 2009, the amount of online game development costs qualifying for capitalization totaled RMB31.7 million (US$4.6 million). Of this amount, 4.96% relates to ZT Online, 6.79% relates to ZT Online II, 26.88% relates to Giant Online, 37.18% relates to K III, 9.25% relates to The Golden Land, 14.27% relates to Dragon Soul, and 0.67% relates to My sweetie respectively. In 2008, we did not capitalize any online game development costs. In 2009, we capitalized approximately RMB21.6 million of our online game development costs in accordance with relevant accounting standards. For ZT Online and Giant Online, the capitalized development costs are being amortized over their respective estimated life spans.

Consolidation of Variable Interest Entity

We have adopted ASC Subtopic 810-10 (“ASC 810-10”), Consolidation: Overall (Pre-codification: Financial Accounting Standards Board (“FASB”) Interpretation No. 46R, Consolidation of Variable Interest Entities, an interpretation of APB No. 51). ASC 810-10 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

PRC laws and regulations currently prohibit or restrict foreign-invested companies from providing Internet content services, which includes operating online games. To comply with these foreign ownership restrictions, we operate our online game business in China through our affiliated entity Giant Network, which is wholly owned by PRC citizens or entities. Giant Network holds the licenses and approvals that are required to operate our online game business. Zhengtu Information has entered into a series of contractual arrangements with Giant Network and its shareholders. See “Item C — Organizational Structure.” Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between us and Giant Network through an irrevocable proxy agreement, whereby the equity holders of Giant Network effectively assigned all of their voting rights underlying their equity interest in Giant Network to us. As a result of these contractual arrangements, we have the substantial ability to control Giant Network and absorb substantially all the profits and all the expected losses of Giant Network. Therefore, we are considered the primary beneficiary of Giant Network. Accordingly, Giant Network is a VIE of our company under U.S. GAAP and we consolidate its results in our consolidated financial statements. We have consulted with our PRC legal counsel in assessing our ability to control Giant Network through these contractual arrangements on an annual basis. Any changes in PRC laws and regulations that affect our ability to control Giant Network might preclude us from consolidating Giant Network in the future.

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

We account for our investments in accordance to ASC subtopic 320-10 (“ASC 320-10”), Investments —  Debt and Equity Securities: Overall (Pre-codification: SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”). ASC 320-10 classifies the investments in debt securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by the accounting standard for financial instruments. The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading asset investments include marketable debt instruments in which we did not document our intention to hold the investments to maturity at acquisition and classified the investments as trading. Unrealized holding gains and losses for trading securities are included in earnings. We held no trading securities as of December 31, 2009.

The securities that we have positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. For individual securities classified as held-to-maturity securities, we evaluate whether a decline in fair value below the amortized cost basis is other than temporary in accordance to ASC subtopic 320-10 (“ASC 320-10”), Investments — Debt and Equity Securities: Overall

(Pre-codification: FASB Staff Position (“FSP”) No. SFAS 115-1/124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”). If the decline in fair value is judged to be other than temporary, the cost basis of the individual security would be written down to fair value as a new cost basis and the amount of the write-down is included in earnings. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings. Any realized gains or losses on the sale of the investments are determined on a specific identification method, and such gains and losses are reflected as a component of interest income.

Any negative events or deterioration in financial well-being with respect to the counterparties and the underlying collateral could materially impact our financial position and results of operations.

Available-for-Sale Investment

We have designated our investment in convertible redeemable preferred shares of Five One Network Development Co. Ltd., (“51.com”) and the convertible redeemable preferred shares of Mobile Embedded Technology Inc. (“MET”) as available-for-sale investments. Such available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income in shareholders’ equity. Realized gains or losses are charged to earnings during the period in which the gain or loss is realized. If we determine a decline in fair value is other than-temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss. The new cost basis will not be changed for subsequent recoveries in fair value. Determination of whether declines in value are other-than-temporary requires significant judgment. Subsequent increases and decreases in the fair value of available-for-sale securities will be included in comprehensive income through a credit or charge to shareholders’ equity except for an other-than-temporary impairment, which will be charged to earnings.

The fair value of our available-for-sale investments were estimated using an enterprise value allocation (“EVA”) model. The EVA model requires inputs of highly subjective assumptions including the expected stock price volatility and the probability of occurrence of certain events. Unfavorable changes in these estimates and assumptions could materially impact our financial position and results of operations.

The total fair value of our available-for-sale investments is RMB451.0 million (US$66.1 million), which represents 7.0% of our total assets at December 31, 2009.

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

Income Taxes

We follow the liability method in accounting for income taxes in accordance with ASC subtopic 740-10 (“ASC 740-10”), Income Taxes: Overall (Pre-codification: FASB Interpretation No. 109 “Accounting for Income Taxes”). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the year in which the differences are expected to reverse. We record a valuation allowance to offset deferred tax assets if based on the weight of available evidence; it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the year that includes the enactment date.

Accounting for uncertain income tax positions

We adopted ASC subtopic 740-10 (“ASC 740-10”) Income Taxes: Overall (Pre-codification: FIN48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB statement No. 109”) on January 1, 2007 which clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. We did not incur a cumulative adjustment upon the adoption of ASC 740-10 Income Taxes. We have elected to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in our consolidated statements of operations and comprehensive income.

Share-Based Compensation

We have accounted for share-based compensation that we pay to directors, management, employees, consultants and other eligible persons pursuant to the Employee Share Option Scheme, or 2006 Plan, and the 2007 Performance Incentive Plan, or the 2007 Plan, in accordance with ASC subtopic 718-10 (“ASC 718-10”) Compensation — Stock Compensation: Overall (Pre-Codification: SFAS No. 123 (Revised 2004), “Share-Based Payment”), and ASC subtopic 505-50 (“ASC 505-50”), Equity: Equity based Payment to Non-employees (Pre-Codification: EITF 96-18 “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”). Under the fair value recognition provisions of ASC 718-10, share-based compensation cost is measured at the grant date and service performance date for share options issued to employees and non-employees, respectively, based on the fair value of the award and is recognized as an expense on an accelerated recognition basis, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. In 2007, all our consultants were hired as employees. There were no share options issued to consultants in 2008 and 2009.

On September 30, 2006, our board of directors adopted the 2006 Plan. As of December 31, 2009, we had options with respect to 6,594,534 of our ordinary shares granted and outstanding under the 2006 Plan. Our board of directors adopted the 2007 Plan on October 9, 2007 and reserved 7,800,000 ordinary shares for issuance under the 2007 Plan. As of December 31, 2009, we had options with respect to 6,406,600 of our ordinary shares granted and outstanding under the 2007 Plan. No further options will be granted by us under the 2006 Plan.

We use the binomial option pricing model to determine the fair value of our share options. The binomial model requires us to input certain complex and subjective assumptions, including our expected share price volatility over the term of the award, expected employee share option exercise behavior, risk-free interest rates and the expected forfeiture rate. With respect to expected share price volatility, we reference historical volatilities of the shares of several comparable companies. The risk-free interest rate for periods within the life of the share option is based on the U.S. Treasury yield curve in effect at the time of the related grant. We use historical turnover data to estimate the employee forfeiture rate. Prior to our initial public offering, the fair value of the ordinary shares, at the grant dates and the service performance date, was determined based on an independent third party valuation performed by Jones Lang LaSalle Sallmanns (formerly known as Sallmanns (Far East) Ltd.), or Sallmanns.

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

The application of its principles provided in ASC 718-10 may be subject to further interpretation and refinement over time. There are significant differences among pricing models and there is a possibility that we will adopt different pricing models in the future. This may result in a lack of consistency in future periods and materially affect the fair value estimates of our share-based compensation. It may also result in a lack of comparability with other companies that use different models, methods and assumptions.

As of December 31, 2009, we had RMB35.4 million (US$5.2 million) of unrecognized share-based compensation cost related to share options issued to employees. That deferred cost is expected to be recognized over a weighted-average vesting period of 2.82 years. To the extent the actual forfeiture rate is different from original estimate, actual share-based compensation related to these awards may be different from the expectation.

Treasury Stock

We accounted for those shares repurchased as treasury stock at cost in accordance with ASC subtopic 505-30 Treasury Stock (Pre-codification: Accounting Principles Board Opinion No. 6). The repurchased shares are shown separately from our remaining shareholders’ equity, as we have not yet decided on the ultimate disposition of such repurchased shares. When we decide to retire the treasury stock, the difference between the original issuance price and the repurchase price shall be debited into our retained earnings.

Others

For share-based payments made outside of our equity incentive plans, we record share-based compensation expenses equal to the difference between the consideration paid and the fair value of the share-based compensation. Our management determines fair value based on an independent third party valuation.

C. Research and Development

We established a Chengdu research and development branch in May 2008 for purposes of developing a 3-D engine server and 3-D games. In 2009, Zhengduo Information, Zhuhai Zhengtu, Wuxi Network, Jujia Network, Juhuo Network and Juhe Network were incorporated for our online game research and development. Zhengduo Information, Zhuhai Zhengtu and Wuxi Network are wholly owned by us. Jujia Network, Juhuo Network and Juhe Network are 51% owned by us, while the research and development teams own 49% of each of the three companies respectively. This ownership structure was designed to incentivize the teams to work as entrepreneurs for the joint benefit of the teams and us. Our research and product development expenses were RMB26.9 million, RMB88.5 million and RMB113.4 million (US$16.6 million) in 2007, 2008 and 2009, respectively.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2009 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

A summary of our contractual obligations at December 31, 2009 is as follows:

	Contractual Obligations
	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years	Total	Total
	RMB	RMB	RMB	RMB	RMB	US$
					(In thousands)
Capital commitments	31,598	—	—	—	31,598	4,629
Operating leases(1)	16,456	27,040	—	—	43,496	6,372
Total	48,054	27,040	—	—	75,094	11,001

(1)	Operating leases are for office premises research and development facility.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. The business address of each of our directors and executive officers is 2/F No. 29 Building, 396 Guilin Road, Shanghai 200233, People’s Republic of China.

Name	Age	Position
Yuzhu Shi	47	Chairman of the Board of Directors, Chief Executive Officer
Wei Liu	42	Director, President
Lv Zhang	46	Director, Vice President of Corporate Asset, Game Maintenance and Care and Customer Services
Andrew Y. Yan	53	Independent Director
Paul C.Y. Chu	59	Independent Director
Jason Nanchun Jiang	37	Independent Director
Peter Andrew Schloss	49	Independent Director
Eric He	50	Chief Financial Officer
Shiliang Song	32	Chief Technology Officer
Hui Yuan	39	Vice President of Southwest China Research and Development
Min Tang	40	Vice President of Media and Human Resource
Yonghua Lu	49	Vice President of Sales and Marketing
Yongjun Fei	42	Vice President of Office Administration and Legal Center
Xuefeng Ji	31	Vice President of Product Development, Quality Control and Project Management
Guoqiang Ding	31	Vice President of Project Development
Zhihong Zhang	39	Vice President of Product Operation

Mr. Yuzhu Shi is the chairman of our board of directors and our chief executive officer. Mr. Shi also serves as a director for China Minsheng Banking Corp., Ltd., Giant Investment Co., Ltd, Ready Finance Limited, Shanghai Youyuan Gardening Co., Ltd. and Five One Network Development Co. Ltd. He was awarded the “People Who Mattered to China Reform” in 1994, “CCTV Economic People of the Year in China” in 2001 and “Excellent Entrepreneur of Privately-Owned Enterprise” and “Hong Kong Redbud Cup Excellent Entrepreneur” in 2004. Mr. Shi obtained his bachelor’s degree in Mathematics from Zhejiang University in 1984. A company founded by Mr. Shi has been the subject of litigation. See “Risk Factors — Risks Relating to Our Business and Industry — Our founder, controlling beneficial owner and chief executive officer, Yuzhu Shi, was previously involved in various enterprises, some of which were the subject of claims or legal actions.”

Ms. Wei Liu has been a director of our company since October 2006 and president of our company since September 2007. Ms. Liu is also currently a director of Shanghai Golden Partner Biotech Co., Ltd. Prior to joining us, Ms. Liu was a vice general manager, and later the general manager, of Shanghai Jiante Bio-Technology Co., Ltd. from 2001 to 2004. From 1996 to 2000, Ms. Liu served as an executive general manager at Zhuhai Selan Yidai Co., Ltd. From 1992 to 1995, Ms. Liu served as a secretary, office administrator and vice president of Zhuhai Giant Group. Ms. Liu has also served as a general manager of Shanghai Golden Partner Biotech Co., Ltd from 2004 to 2007. Ms. Liu received her bachelor’s degrees in Chinese Literature and Sociology from Nankai University in 1990, and received her master’s degree in Business Administration from the China Europe International Business School in 2006.

Mr. Lv Zhang has been a director since October 2006 and served as chief operating officer of our company from October 2006 to April 2010 and then as vice president in charge of corporate asset, game maintenance and care and customer services since April 2010. Mr. Zhang is also the vice general manager and a director of Giant Network, a director of Eddia and the vice general manager of Zhengtu Information. Prior to joining us, Mr. Zhang served as the development manager of Shanghai Jiante Bio-Technology Co., Ltd. from 2000 to 2004. From 1993 to 1999, Mr. Zhang was the general manager of Zhuhai Giant Group

Computer Co., Ltd. From 1984 to 1990, Mr. Zhang served as an engineer at Nanjing Electronic Technology Development Institution. Mr. Zhang received his bachelor’s degree in Computer Science from the Hangzhou Electronic Industry Institute in 1984.

Mr. Andrew Y. Yan has served as an independent director of our company since October 2006. Mr. Yan is a managing partner of SAIF Partners. Before joining Softbank Asia Infrastructure Fund in 2001, Mr. Yan was a managing director and the head of the Hong Kong office of Emerging Markets Partnership. From 1994 to 1995, he was the director responsible for strategic planning and business development for the Asia Pacific region at Sprint International Corporation. Mr. Yan has also worked as a research fellow at the Hudson Institute in Washington, D.C., the World Bank and the State Commission for Economic Restructuring of the State Council of the PRC. Mr. Yan was elected as “Venture Investor of the Year” in 2004 and 2007. He was also selected as one of the “Fifty Finest Private Equity Investors in the World” by the Private Equity International in 2007 and “No. 1 Venture Capitalist of the Year” by Forbes (China) in 2008. He is currently an independent non-executive director of China Resources Land Limited and Fosun International Limited. He is the non-executive director of Digital China Holdings Ltd. (all 5 companies are listed on The Stock Exchange of Hong Kong Limited). He is also a Director of Acorn International Inc., (listed on The New York Stock Exchange), ATA Inc. (listed on the NASDAQ) and Eternal Asia Supply Chain Management Ltd. (listed on the Shenzhen Stock Exchange). Mr. Yan received a master of Arts degree in International Political Economy from Princeton University and a bachelor’s degree in Aeronautic Engineering from the Nanjing Aeronautic Institute.

Mr. Paul C.Y. Chu is an independent director of our company. Mr. Chu has been a member of the board of directors of Cathay Life Insurance Company since 1995, and was also a member of the board of directors of Summit Bank Corporation from 1988 until its acquisition by UCBH Holdings, Inc. In 2007, Mr. Chu served as chairman of Novax Group Inc., a developer of professional accounting software, from 1989 to 2000. From 1987 to 1989, Mr. Chu was a partner at Chu, Pan & Cha law firm, which specialized in assisting Taiwan-based banks operate in the United States. Mr. Chu served as chief of investments for the Ministry of Economic Affairs of Taiwan and was responsible for attracting foreign investment and technology from 1983 to 1987, and as Amerex Corp.’s president of Taiwan operations from 1980 to 1983. Mr. Chu worked with Ernst & Young as an auditor and tax consultant from 1976 to 1979. He received an MBA from Columbia University’s Graduate School of Business and a Juris Doctor degree from Pace University Law School. He graduated from Soochow University in Taiwan with a bachelor’s degree in Economics. Mr. Chu is registered as a certified public accountant in New York and New Jersey.

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

Mr. Peter Andrew Schloss is an independent director of our company. Mr. Schloss is Chief Executive Officer of Allied Pacific Sports Network Limited (“APSN”), a leading Internet and wireless provider of on-demand sports throughout Asia. APSN is the operator of a number of officially-licensed sports-focused websites in Asia including those of Major League Baseball (“MLB”) and the National Hockey League (“NHL”). Mr. Schloss was a director and chief executive officer of Broadwebasia, Inc. from 2007 to 2009. Mr. Schloss also was an executive director of TOM Online Inc. from 2004 to 2007. He served as chief financial officer of TOM Online Inc. from December 2003 to September 2005 and chief legal officer of TOM Online Inc. from September 2005 to September 2007. Mr. Schloss was general counsel at IBM China/Hong Kong Corporation from 1989 to 1991. From 1991 to 1996, he was general counsel of Satellite Television Asian Region Limited, and was a director of that company from 1993 to 1996 as well as director of Asia Satellite Telecommunications Company Limited from November 1991 to June 1993. He was also an investment banker of ING Barings and head of its Asia Media, Internet and Technology Group from 1999 to

2001 and managing director of Mediavest Limited from 2001 to 2003. Mr. Schloss continues to be a director of Mediavest Limited. Mr. Schloss received a bachelor’s degree in Political Science and a Juris Doctor degree from Tulane University.

Mr. Eric He has served as chief financial officer of our company since March 2007. Prior to joining us, Mr. He served as a director of 100e.com Inc. from 2005 to 2007 and a chief strategy officer of Ninetowns Internet Technology Group from 2004 to 2007. From 2002 to 2004, Mr. He served as a private equity investment director for AIG Global Investment Corp (Asia) Ltd. From 1999 to 2002, Mr. He was a founding and managing partner of SoftChina Venture Group and from 1996 to 1999, Mr. He served as the head of research for Capital Securities Corporation in Taiwan. Prior to joining Capital Securities Corporation, Mr. He worked in various investment management positions with Fidelity Investments and Merrill Lynch & Co. in the United States. From 2000 to 2004, Mr. He served as a director and a member of the compensation committee of OSA Technologies, Inc. Mr. He currently serves as a director of Mobile Embedded Technology Inc., a director of Mobile Embedded Technology HK, and a director of Yangxun Computer Technology (Shanghai) Co. Ltd. He obtained a bachelor’s degree in Accounting from National Taipei University and a master’s degree in Business Administration from the Wharton School of Business at the University of Pennsylvania. Mr. He is a Certified Public Accountant and Chartered Financial Analyst in the United States.

Mr. Shiliang Song has been chief technology officer of our company since our inception. Prior to joining us, Mr. Song was a senior software engineer of Top Group and IDN Telecommunication Co., Ltd from 2000 to 2002. From 2003 to 2004 Mr. Song was a principal programmer at Shanda Interactive Entertainment Limited. Mr. Song began serving as a supervisor of Giant Network’s research and development center in October 2004. Mr. Song studied Electronic Materials and Parts in the University of Electronic Science and Technology of China from 1996 to 2000.

Mr. Hui Yuan is a vice president of our company primarily in charge of our southwest research and development center. Mr. Yuan joined Giant Network as a vice president responsible for research and development and operations in November 2004. Prior to joining us, Mr. Yuan was a senior software engineer of IDN Telecommunication Co., Ltd from 2002 to 2004. He was a senior software engineer of Top Group from 1999 to 2002 and senior software engineer of Chengdu Youda Computer Co., Ltd from 1994 to 1999. Mr. Yuan graduated from the University of Electronic Science and Technology of China with a major in Computer Science in 1995.

Ms. Min Tang is a vice president primarily in charge of media and human resources of our company. Prior to joining us, Ms. Tang served as the assistant general manager, and later manager of administration and media at Shanghai Golden Partner Biotech Co., Ltd from 2004 to 2006, and the media manager of Shanghai Jiante Bio-Technology Co., Ltd from 2002 to 2004. From 1998 to 2000, Ms. Tang was the general manager of Shenzhen Bose Picture Designing Co., Ltd. Ms. Tang served as the vice general manager of Hong Kong Giant Technology Co., Ltd from 1993 to 1998. Ms. Tang graduated from Sichuan Normal University with a major in Physics in 1991.

Mr. Yonghua Lu is a vice president primarily in charge of sales and marketing of our company. Mr. Lu began to serve as a vice president of Giant Network beginning in 2004. Prior to joining us, Mr. Lu was the director of administration and general manager of the Hangzhou branch of Shanghai Jiante Bio-Technology Co., Ltd from 1998 to 2004. From 1996 to 1998, he was a vice general manager of sales in Zhuhai Tiannian International Technology Co., Ltd. Mr. Lu was a manager of human resources, and later became a vice president of marketing of Zhuhai Giant Hi-Tech Co., Ltd from 1993 to 1996. He was an employee trainer of Hengyang Waver Machinery Factory from 1981 to 1993. Mr. Lu received a degree in Journalism from Hunan TV University in 1988. He graduated from the China Europe International Business School in 2009 with an EMBA degree in Business Administration.

Mr. Yongjun Fei is a vice president primarily in charge of office administration and legal center of our company, and also the vice president of Zhengtu Information. Mr. Fei is also currently the principal of the Luwan Branch Company of Shanghai Giant Biotech Co., Ltd. and the executive director and general manager of Wuxi Yikang Biotech Co., Ltd. Prior to joining us, Mr. Fei was the vice general manager of Shanghai Giant Biotech Co., Ltd. and Shanghai Golden Partner Biotech Co., Ltd from 1999 to 2007. From January to July 1999, Mr. Fei was the general manager of Zhuhai Kangqi Co., Ltd, and a marketing manager of Tongwei

Shenzhen Electronic Co., Ltd from 1997 to 1998. Mr. Fei used to be the general manager of several branch companies of Zhuhai Giant Group from 1994 to 1997, and a teacher of Tianjing University from 1990 to 1994. Mr. Fei received a bachelor’s degree in Precise Instruments and Technology from Tianjin University in 1990 and received his master’s degree in Business Administration from the China Europe International Business School in 2004.

Mr. Xuefeng Ji has served as a vice president primarily in charge of product development, quality control and project management since September 2009. Mr. Ji acted as the game statistic designer for ZT Online project and later the principal designer and project manager of ZT Online project from 2005 to 2007. From 2007 to 2009, Mr. Ji acted as the general manager of the ZT Online project division. Mr. Ji received his bachelor’s degree in Applied Mathematics from Fudan University in 2002 and his master’s degree in Mathematics from Fudan University in 2005.

Mr. Guoqiang Ding has served as a vice president primarily in charge of project development since April 2010. Prior to joining us, Mr. Ding was a principal game designer in Shengpin Network Technology Co., Ltd from 2003 to 2004. From 2001 to 2002, Mr. Ding served as a principal game designer in Hongzhi Network Technology Co., Ltd. Mr. Ding graduated from Changzhou Institute of Technology with a college diploma in Literature in July 2007.

Mr. Zhihong Zhang has served as a vice president primarily in charge of product operation since April 2010. Prior to joining us, Mr. Zhang was the general manager of Beijing Dingli Hongyuan Consulting Services Co., Ltd. from 2006 to 2008. From 2002 to 2006, Mr. Zhang served as a vice president in Kingsoft Corporation Limited and as a director in Beijing Tianxia Huacai Software Co., Ltd. from 2000 to 2002. From 1994 to 2000, Mr. Zhang served as the general manager in the Beijing subsidiary of Soft-World International Corp. Mr. Ding received his bachelor’s degree in Law from Peking University in 1992.

B. Compensation

Remuneration and Borrowing

The directors may determine remuneration to be paid to the directors. The compensation committee assists the directors in reviewing and approving the compensation structure for the directors.

Compensation of Directors and Executive Officers

In 2009, the aggregate cash compensation paid by us to our executive officers and directors was RMB8.9 million (US$1.3 million). Our executives are also entitled to pension benefits. We are required to accrue for these benefits based on certain percentages of the executives’ salaries in accordance with the relevant regulations. These benefits have been properly accrued for as of December 31, 2009. No shares, options or benefits-in-kind were granted to our directors and executive officers and directors in 2009. For information regarding options granted to officers and directors, see Item 6.B, “Equity Incentive Plans.”

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

We reserved 16,000,000 shares for issuance under the 2006 Plan. On October 1, 2006, we granted options under the 2006 Plan with respect to 9,080,000 of our ordinary shares, the vesting of which is subject to satisfaction of certain performance targets, to certain directors, employees, consultants and officers, including Wei Liu and Lv Zhang. At the time of grant, each of these options had an exercise price of RMB16 per ordinary share. On March 31, 2008, our board of directors passed a written resolution clarifying the exercise price as US$2.00, based on the exchange rate as of the date of the grant. The granted options will vest in five equal yearly installments beginning on November 15, 2007. On October 13, 2006, our board of directors passed a written resolution canceling the vesting requirement on performance criterion specified in the 2006 Plan for all grantees, and modifying the performance criterion and exercise price with respect to 590,000 ordinary shares granted to six of our employees to RMB0.02. The remaining 8,490,000 options will vest as originally scheduled.

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

On May 15, 2007, we granted options with respect to 3,800,000 ordinary shares under the 2006 Plan to certain officers, directors, employees and consultants, including Shiliang Song, Eric He, Hui Yuan, Lv Zhang and Wei Liu. The options will be vested in five equal annual installments beginning May 15, 2008. Each of these granted options has an exercise price of US$2.00 per ordinary share. As of December 31, 2007, we had options with respect to 12,945,600 ordinary shares granted and outstanding under the 2006 Plan.

We have reserved 7,800,000 ordinary shares for issuance under the 2007 Plan. On October 17, 2007, we granted options with respect to 1,743,500 of our ordinary shares under the 2007 Plan to certain directors, officers and employees, including our four independent directors, Andrew Y. Yan (options with respect to 500,000 ordinary shares), Paul C.Y. Chu (options with respect to 60,000 ordinary shares), Jason Nanchun Jiang (options with respect to 50,000 ordinary shares), Peter Andrew Schloss (options with respect to 50,000 ordinary shares) and Eric He, our chief financial officer (options with respect to 375,000 ordinary shares). Upon the grant, 25% of the options to our independent directors shall vest on the first anniversary of the grant and the remaining 75% shall vest in 36 equal monthly installments at the end of each month thereafter. The options to be granted to officers and employees shall vest in five equal annual installments beginning on the first anniversary of the grant date. These options have an exercise price of US$15.50. As of December 31, 2009, we had options with respect to 1,536,000 ordinary shares granted and outstanding under the 2007 Plan.

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

The table below sets forth the option grants made to our directors and executive officers pursuant to the 2006 Plan and the 2007 Plan as of December 31, 2009:

Name	Number of Options	Exercise Price (/share)	Grant Date	Expiration Date
Shiliang Song	750,000	*	October 1, 2006	September 30, 2012
	600,000	US$2.00	May 15, 2007	September 30, 2013
Eric He	750,000	US$2.00	March 19, 2007	September 30, 2012
	500,000	US$2.00	May 15, 2007	September 30, 2013
	375,000	US$15.50	October 17, 2007	October 12, 2017
Hui Yuan	750,000	*	October 1, 2006	September 30, 2012
	475,000	US$2.00	May 15, 2007	September 30, 2013
Wei Liu	108,500	US$2.00	October 1, 2006	September 30, 2012
	500,000	US$2.00	May 15, 2007	September 30, 2013
Lv Zhang	108,500	US$2.00	October 1, 2006	September 30, 2012
	500,000	US$2.00	May 15, 2007	September 30, 2013
Xuefeng Ji	400,000	US$2.00	October 1, 2006	September 30, 2012
	100,000	US$2.00	May 15, 2007	September 30, 2013
Guoqiang Ding	500,000	US$2.00	October 1, 2006	September 30, 2012
	200,000	US$2.00	May 15, 2007	September 30, 2013
Andrew Y. Yan (Director)	500,000	US$ 15.50	October 17, 2007	October 12, 2017
Jason Nanchun Jiang (Director)	50,000	US$ 15.50	October 17, 2007	October 12, 2017
Paul C.Y. Chu (Director)	60,000	US$ 15.50	October 17, 2007	October 12, 2017
Peter Andrew Schloss (Director)	50,000	US$ 15.50	October 17, 2007	October 12, 2017

*	The exercise price of these options was originally RMB16. In October 2006, we reduced the exercise price as to 150,000 of these options to RMB0.02.

Employment Agreements

We have entered into employment agreements with each of our executive officers as of December 31, 2009. We may terminate their employment for cause at any time, without notice or remuneration, for certain acts including but not limited to acts of personal dishonesty in connection with an executive officer’s employment by us which are intended to result in the executive officer’s substantial personal enrichment or reasonably likely to materially harm us, any conviction of a crime which our board of directors reasonably believes has had or will have a material detrimental effect on our reputation or business, willful misconduct that is materially injurious to us, or continued violations of an executive officer’s obligations to us after we have delivered a written demand for compliance. An executive officer may terminate employment upon a material reduction of or removal from his or her duties, position or responsibilities without the executive officer’s express written consent, a material reduction of the executive officer’s compensation or benefits, a material reduction of the facilities and perquisites available to the executive officer without express prior written consent, or the relocation of the executive officer to a facility or location more than 50 miles from his or her current location without his or her express prior written consent, but in each case only if we fail to cure these issues within a reasonable time. Upon the occurrence of any of these events, the departing executive officer will be entitled to receive a severance payment equal to one year of his or her annualized base salary. An executive officer may also terminate his or her employment for other reasons or no reason at all after providing prior written notice of at least 30 days, in which case the departing executive officer will not be entitled to receive any severance payments. We may terminate the employment of any of our executive officers without cause by giving him or her prior written notice of at least 30 days. In the case of termination without cause, the executive officer will be entitled to a severance payment in an amount equal to one year of his or her annualized base salary.

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

D. Employees

We had 1,016, 1,570 and 1,575 employees as of December 31, 2007, 2008 and 2009, respectively. Approximately 88% of our employees have earned at least a junior college degree. The following table shows the number of our employees by position as of December 31, 2009.

	Number of Employees	Percentage of Total (%)
Customer service	319	20.2
Product development	724	46.0
General and administration	264	16.8
Technical and platform support	71	4.5
Operations	72	4.6
Sales and marketing	98	6.2
Quality control	27	1.7
Total	1,575	100.0

In December 2009, we entered into contracts with 34 intermediary institutions to employ approximately 1,550 liaison personnel throughout China.

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

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of May 31, 2010, the latest practicable date by:

•	each of our directors and executive officers who beneficially own our ordinary shares; and
•	each person known to us to own beneficially more than 5% of our ordinary shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 227,187,891 ordinary shares outstanding as of May 31, 2010.

Ordinary Shares Beneficially Owned
Name	Number	Percent
Directors and Executive Officers
Yuzhu Shi(1)	131,228,540	57.76%
Wei Liu(2)	3,593,400	1.58%
Lv Zhang(3)	1,843,500	0.81%
Yonghua Lu	*	*
Eric He	*	*
Min Tang	*	*
Andrew Y. Yan	*	*
Hui Yuan	*	*
Shiliang Song	*	*
Jason Nanchun Jiang	*	*
Paul C.Y. Chu	*	*
Peter Andrew Schloss	*	*
Yongjun Fei	*	*
Xuefeng Ji	*	*
Guoqiang Ding	*	*
Zhihong Zhang	*	*
Other 5% Shareholders
Jing Shi(4)	29,228,540	12.87%
Citi (Nominees) Limited**	126,257,036	55.57%

*	Upon exercise of options currently exercisable or vested within 60 days after the date of this annual report, would beneficially own less than 1% of our ordinary shares.

**	These shares represent the shares repurchased by the Company under the authorized share repurchase programs for the period from December 24, 2007 through December 31, 2009.
(1)	Includes 102,000,000 ordinary shares held by Union Sky Holding Group Limited, a British Virgin Islands company owned by Yuzhu Shi, and 29,228,540 ordinary shares beneficially owned by Jing Shi, Yuzhu Shi’s daughter, through Vogel Holding Group Limited.
(2)	Includes 3,250,000 ordinary shares held by Goodview Profit Holdings Limited, a British Virgin Islands company owned by Wei Liu and options to purchase 343,400 ordinary shares held by Wei Liu.
(3)	Includes 1,500,000 ordinary shares held by Baros Profit Limited, a British Virgin Islands company owned by Lv Zhang and options to purchase 343,500 ordinary shares held by Lv Zhang.
(4)	Includes 29,228,540 ordinary shares held by Vogel Holding Group Limited, a British Virgin Islands company owned by Jing Shi. Its address is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6.E, “Directors, Senior Management and Employees — Share Ownership”.

B. Related Party Transactions

Contractual Agreements with the Consolidated Affiliated Entity and Its Shareholders

Chinese law in the past restricted, and continues to restrict to a certain extent, foreign equity ownership of companies that are engaged in Internet content services and online gaming operations and development. To comply with these restrictions, we operate our Internet content services and online gaming operations and development in China through a series of contractual arrangements with Shanghai Giant Network Technology Co., Ltd., or Giant Network and Shanghai Zhengtu Information Technology Co., Ltd., or Zhengtu Information. For a description of these contractual arrangements, see “Information on the Company — Organizational Structure.”

Advances and Loans between the Company and Executive Officers and Shareholders

Our chief financial officer, Eric He, served as a supervisor of Lager Information Ltd., Co., or Lager Information, from 2004 to June 2009. In August 2006, Giant Network provided an interest-free loan to a wholly owned subsidiary of Lager Information in the amount of RMB2.5 million. The loan was repaid by Lager Information on behalf of its subsidiary in June 2007.

Larger Network is no longer the Company’s related party as one of the Company’s senior executive has resigned from the directorship of Lager Network effective June 2009.

Transactions with Lager Network

On May 3, 2007, we agreed to acquire the intellectual property rights of K III from Lager Network. On August 31, 2007, we paid the purchase consideration of 4,000,000 of our ordinary shares, valued at RMB66.3 million.

We recorded royalty fees of RMB6.5 million, RMB3.8 million and RMB0.9 million (US$0.1 million) received and receivable from Lager Network for the years ended December 31, 2007, December 31, 2008 and December 31, 2009, respectively. We and Lager Network entered into an arrangement in 2008 whereby Lager Network will pay on our behalf for services rendered by certain of our employees to partially offset the outstanding royalty fees we are owed. The total amount of paid on behalf as a result of the arrangement was approximately RMB4.4 million (US$0.6 million) as of 2009 (2008: RMB2.4 million). We have considered the recoverability of the remaining unsettled royalty fee and made a provision of RMB6.6 million (US$1.0 million) as of December 31, 2008.

Transactions with 51.com

The Company paid a technical service fee of RMB13,909 (US$2,038) to 51.com for platform support to facilitate the operation of the Company’s casual game, My Sweetie, for the year ended December 31, 2009.

Transactions with Prexton Investment

The Company paid rental fees of RMB21,548 (US$3,157) to Prexton Investment for office premises rented in Hong Kong for the year ended December 31, 2009.

Employment Agreements

See Item 6.B, “Directors, Senior Management and Employees — Compensation — Employment Agreements.”

Share Options

See Item 6.B, “Directors, Senior Management and Employees — Compensation — 2007 Employee Share Incentive Plan.”

Share Issuance and Splits

In July 2006, we issued 4,000 of our ordinary shares to a total of 20 investors, including 2,040 ordinary shares to Union Sky Holding Group Limited, an entity beneficially owned by Yuzhu Shi, our chairman and chief executive officer, 960 ordinary shares to Vogel Holding Group Limited, an entity owned by Yuzhu Shi’s daughter, 65 ordinary shares to Goodview Profit Holdings Limited, an entity beneficially owned by Wei Liu, our director and president, 65 ordinary shares to Caneira Holdings Limited, an entity beneficially owned by Chen Cheng, our director, and 50 shares to Baros Profit Limited, an entity beneficially owned by Lv Zhang, our director and chief operating officer. The total consideration for these transactions, amounting to US$0.01 per ordinary share, was paid in July 2006.

In July 2007 we effected a 1,000-for-one split of our ordinary shares and in September 2007 we effected a 50-for-one split of our ordinary shares. Immediately following these share splits, Yuzhu Shi’s beneficial holding in our company increased to 102,000,000 ordinary shares, Yuzhu Shi’s daughter’s beneficial holding in our company increased to 38,000,000 ordinary shares (also reflecting the sale of 10,000,000 ordinary shares in August 2007), Wei Liu’s beneficial holding in our company increased to 3,250,000 ordinary shares, and Lv Zhang’s beneficial holding in our company was increased to 2,500,000 ordinary shares.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated statements and other financial information.

We have appended consolidated financial statements filed as part of this annual report. See Item 18, “Financial Statements.”

Legal Proceedings

See Item 4, “Information on the Company — Business Overview — Legal and Administrative Proceedings.”

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

On April 15, 2010, our board of directors declared a cash dividend payable to shareholders of record as of April 26, 2010 for a total amount of approximately US$40.9 million. The cash dividend has been paid on May 10, 2010.

In the future, cash dividends, if any, will be at the discretion of our board of directors, subject to the approval of our shareholders, and will depend upon our future operations and earnings, capital requirements and surplus, general financial conditions, shareholders’ interests, contractual restrictions and other factors as our board of directors may deem relevant. We can pay dividends only out of profits or other distributable reserves. Cash dividends on our ordinary shares will be paid in U.S. dollars. Except for the dividend payment described above, we currently intend to retain all of our available funds and any future earnings to operate and expand our business. In China, the payment of dividends is subject to limitations. Chinese regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with Chinese accounting standards and regulations. Under current Chinese laws, regulations and accounting standards, Zhengtu Information is required to allocate at least 10% of its after-tax profit based on Chinese accounting standards to its general reserves each year until the accumulative amount of those reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. As of December 31, 2009, these general reserves amounted to RMB21.5 million (US$3.2 million). Therefore, Zhengtu Information will no longer have to allocate additional profits to its general reserves. In addition, at the discretion of its board of directors, Zhengtu Information may allocate a portion of its after-tax profits to its enterprise development and employee welfare funds. Neither the enterprise development funds nor the employee welfare funds may be distributed to equity owners.

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

Price Range of Our ADSs

Our ADSs are listed for trading on the New York Stock Exchange under the symbol “GA”. The following table sets forth the monthly high and low trading prices of our ADSs on the New York Stock Exchange for the periods indicated:

	High	Low
Annual
2007	20.46	9.50
2008	17.20	5.00
2009	9.57	5.31
Quarterly
First Quarter, 2008	13.46	9.06
Second Quarter, 2008	17.20	10.90
Third Quarter, 2008	11.77	6.20
Fourth Quarter, 2008	6.99	5.00
First Quarter, 2009	7.47	5.31
Second Quarter, 2009	9.57	6.70
Third Quarter, 2009	8.47	7.19
Fourth Quarter, 2009	7.74	6.24
First Quarter, 2010	7.80	7.02
Monthly
December, 2009	7.56	6.72
January, 2010	7.55	7.02
February, 2010	7.78	7.20
March, 2010	7.80	7.15
April, 2010	8.25	7.55
May, 2010	7.74	6.86
June (through June 4, 2010)	7.30	6.98

On June 4, 2010, the closing sale price of our ADSs as reported on the New York Stock Exchange was US$7.23 per ADS.

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

People’s Republic of China Taxation

In accordance with the new PRC Enterprise Income Tax Laws, or the PRC Income Tax Laws, effective from January 1, 2008, enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC territory are considered PRC resident enterprises, subject to the PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” shall refer to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. The Company, if considered a PRC tax residence enterprise for tax purpose, would be subject to the PRC Enterprise Income Tax at the rate of 25% on its worldwide income. Based on the assessment of facts and circumstances available at December 31, 2009, the Company is more likely than not a non-PRC tax resident enterprise. Accordingly, the Company has not accrued for PRC enterprise income tax for 2009.

Additionally, if the Company is considered to be PRC tax residence enterprise for tax purpose, it would impose a 10% withholding tax on dividends payable to our non-PRC shareholders and, while less clear, with respect to gains derived by our non-PRC shareholders from disposition of our shares or ADSs, if such gains are determined to have been derived from sources within China. The New EIT Law and its implementing rules are unclear as to how to determine the sources of such dividends or gains.

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

We believe that we were not PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2009. Although we intend to conduct our business activities in a manner to reduce the risk of our classification as a PFIC in the future, we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets, and, because the value of our assets is likely to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which are likely to fluctuate, there can no assurance that we will not be classified as a PFIC for 2010 or any future taxable year.

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

To compute the tax on “excess distributions” or any gain, (a) the “excess distribution” or the gain would be allocated ratably to each day in your holding period, (b) the amount allocated to the current year and any tax year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income in the current year, (c) the amount allocated to other taxable years would be taxable at the highest applicable marginal rate in effect for that year, and (d) an interest charge at the rate for underpayment of taxes for any period described under (c) above would be imposed with respect to any portion of the “excess distribution” or gain that is allocated to such period. In addition, if we were a PFIC, no distribution that you receive from us would qualify for taxation at the preferential rate discussed in the “— Dividends on ADSs or ordinary shares” section above.

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

PROSPECTIVE PURCHASERS OF OUR ADSS AND ORDINARY SHARES ARE ENCOURAGED TO CONSULT THEIR OWN TAX ADVISOR REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF OUR ADSS AND ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR NON-U.S. JURISDICTION AND INCLUDING ESTATE, GIFT AND INHERITANCE LAWS.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts.

Not applicable.

H. Documents on Display

We previously filed with the Securities and Exchange Commission our registration statement on Form F-1.

We have filed this annual report on Form 20-F with the Securities and Exchange Commission under the Securities Exchange Act of 1934. With respect to each such document filed as an exhibit to this annual report, reference is made to the exhibit for a more complete description of the matter involved.

We are subject to the informational requirements of the Exchange Act and file reports and other information with the Securities and Exchange Commission. Reports and other information which we filed with the Securities and Exchange Commission, including this annual report on Form 20-F, may be inspected and copied at the public reference room of the Securities and Exchange Commission at 100 F Street, N.E., Washington D.C. 20549.

You can also obtain copies of this annual report on Form 20-F by mail from the Public Reference Section of the Securities and Exchange Commission, 100 F Street, N.E., Washington D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the Securities and Exchange Commission’s Internet site at http://www.sec.gov. The Commission’s telephone number is 1-800-SEC-0330.

I. Subsidiaries Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our exposure to interest rate risk relates to interest rates on our deposits in money market funds and time deposits. We have not used any derivative financial instruments to manage our interest rate risk exposure. Historically, we have not been exposed to material risks due to changes in interest rates on any deposits in money market funds; however, future interest rates on our deposits in money market funds may decrease due to changes in market interest rates. We are currently not engaged in any interest rate hedging activities.

We had RMB3,802.1 million (US$557.0 million) short-term investments as of December 31, 2009, with a weighted average duration of approximately 0.82 years. A hypothetical one percentage point (100 basis-point) increase in interest rates would have resulted in a decrease of approximately RMB31.2 million (US$4.6 million) in the fair value of our fixed-income investments at December 31, 2009.

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The depreciation of the U.S. dollar against RMB was approximately 7%, 6%, 0% in 2007, 2008 and 2009, respectively. While the international reaction to the RMB appreciation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. Most of our revenues and costs are denominated in RMB, while a significant portion of our cash, cash equivalents, short-term financial assets and an available-for-sale investments are denominated in U.S. dollars and held by our Cayman holding company. Our exposure to foreign exchange risk primarily relates to those financial assets denominated in U.S. dollars, mainly as a result of proceeds from our initial public offering. We have not hedged exposures denominated in foreign currencies using any derivative financial instruments. Any significant revaluation of RMB against the U.S. dollar may materially affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADS in U.S. dollars.

The exchange rate between the RMB and the U.S. dollar was relatively stable in 2009. A hypothetical 10% decrease in the exchange rate of the U.S. dollar against RMB would have resulted in a decrease of RMB52.6 million (US$7.7 million) in the value of our US dollar-denominated financial assets at December 31, 2009.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 4.8%, 5.9% and -0.7% in 2007, 2008 and 2009, respectively.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

D. American Depositary Shares

Fees Payable by ADS Holders

Citibank, N.A., the depositary of our ADS program, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary service fee are charged by the depositary to the holders of record of ADSs as of the applicable ADS record date. In the case of cash distributions, the depositary fees are generally deducted from the cash being distributed. In the case of distributions other than cash (e.g., stock dividends, rights, etc.), the depositary charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or in DRS), the depositary sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary generally collects its fees through the settlement systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts.

In the event of refusal to pay the depositary fees the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Persons depositing or withdrawing shares must pay:	For
US$5.00 per 100 ADSs	Issuance of ADSs
US$5.00 per 100 ADS	Cancellation of ADSs
US$0.02 per ADS	Distribution of cash dividends
US$5.00 per 100 ADS	Distribution of ADSs pursuant to share dividends or other free share distributions
US$0.02 per ADS	Depositary Service Fee
As necessary	Expenses of the depositary. Cable, telex, fax transmissions and delivery expenses
As necessary	Any charges incurred by the depositary in connection with regulatory requirements applicable to the shares, deposited securities, ADSs and ADRs.
As necessary	Any charges incurred by the depositary or its agents for servicing the deposited securities

Fees Payable by the Depositary to Us

From January 1, 2009 to March 31, 2010, we received from the depositary a reimbursement of US$1,235,090 for certain expenses related to the maintenance of the ADR program, including our annual stock exchange listing fees and our expenses incurred in connection with investor relations programs.

PART II.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None of these events occurred in any of the years ended December 31, 2007, 2008, and 2009.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

The rights of securities holders and use of proceeds have not been materially modified.

ITEM 15. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, undertook an evaluation of the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934), as of the end of the period covered by this report, as required by Rules 13a-15(b) and 15d-15(b). Pursuant to this evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, concluded that, as of the end of the period covered by this report, our disclosure controls and procedures are effective.

Management’s Annual Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

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

As required by Section 404 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009 using criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission.

Based on this assessment, using the criteria referenced above management concluded that our internal control over financial reporting was effective as of December 31, 2009.

Our independent registered public accounting firm, Ernst & Young Hua Ming, has issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2009, as stated in their report included herein.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended December 31, 2009 that have materially affected, or are reasonable likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Giant Interactive Group, Inc.

We have audited Giant Interactive Group, Inc.’s (the “Company”) internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying “Management’s Annual Report on Internal Control Over Financial Reporting.” Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Giant Interactive Group Inc., maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Giant Interactive Group Inc., as of December 31, 2008 and 2009, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2009, and our report dated June 7, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming

Shanghai, The People’s Republic of China
June 7, 2010

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

Our audit committee consists of Paul C.Y. Chu, Andrew Y. Yan and Peter Andrew Schloss and is chaired by Paul C.Y. Chu. Paul C.Y. Chu, who has accounting and financial management expertise, is an audit committee financial expert as defined in Item 401(h) of Regulation S-K under the Securities Act. Each of these directors satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Exchange Act.

ITEM 16B. CODE OF ETHICS.

Our board of directors has adopted a code of ethics that is applicable to our senior executive and financial officers. In addition, our board of directors adopted a code of conduct that is applicable to all of our directors, officers and employees. Our code of ethics and our code of conduct are publicly available on our website at www.ga-me.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming (“Ernst & Young”), our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to Ernst & Young during the periods indicated below.

	For the Year Ended December 31,
	2007	2008	2009
	(In thousands of RMB)
Audit fees(1)	12,000	9,910	8,100
Audit-related fees(2)	1,203	870	900
Tax fees(3)	630	892	1,140

(1)	“Audit fees” includes the aggregate fees billed for professional services rendered by Ernst & Young for the audit of our annual consolidated financial statements. For the year-ended December 31, 2007, audit fees also included fees for services rendered in connection with our initial public offering in 2007. Beginning in 2008, “audit fees” also includes fees for services rendered associated with the audit of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.
(2)	“Audit related fees” represents aggregate of fees billed for professional services rendered by Ernst & Young for the assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”
(3)	“Tax fees” represents the aggregated fees billed for professional services rendered by Ernst & Young for tax compliance, tax advice, and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Ernst & Young, including audit services, audit-related services, tax services and other services as described above are approved by the Audit Committee prior to the commencement of services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

On December 24, 2007, we began a share repurchase program. Under such share repurchase program, our management was authorized to repurchase up to US$200.0 million of our ADSs. In 2007 and 2008, we repurchased 1.4 million ADSs and 16.1 million ADSs, respectively under such share repurchase program for a total consideration of RMB126.5 million and RMB1,320.1 million, respectively. This plan terminated in accordance with its terms on February 13, 2008 with a total of 17.5 million ADSs repurchased amounting to RMB1,446.6 million.

On August 11, 2008, our board of directors unanimously authorized management to repurchase up to US$150.0 million of our ADSs (“Share Repurchase Plan”). Our board of directors also agreed to review the Share Repurchase Program periodically, and to adjust the amount authorized for repurchase as necessary. As of December 31, 2008, under the Share Repurchase Plan 2, we have repurchased 14.9 million ADSs amounting to RMB667.3 million. During 2009, the Company repurchased another 1,570,785 ADSs under the Share Repurchase Plan 2 for a total consideration of approximately RMB63,000,000 (US$9,200,000).

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
Month: December 2007 (December 26, 2007 to December 31, 2007)	1,429,100 shares	US$12.0813	17,265 shares	US$182,677,425.02
Month: January 2008 (January 2, 2008 to January 31, 2008)	13,073,600 shares	US$11.57	14,502,700 shares	US$31,376,461.27
Month: February 2008 (February 1, 2008 to February 8, 2008)	2,981,400 shares	US$10.52	17,484,100 shares	US$807.89
Month: March 2008 (March 1, 2008 to March 31, 2008)			17,484,100 shares	US$807.89
Month: April 2008 (April 1, 2008 to April 30, 2008)			17,484,100 shares	US$807.89
Month: May 2008 (May 1, 2008 to May 31, 2008)			17,484,100 shares	US$807.89
Month: June 2008 (June 1, 2008 to June 30, 2008)			17,484,100 shares	US$807.89
Month: July 2008 (July 1, 2008 to July 31, 2008)			17,484,100 shares	US$807.89
Month: August 2008 (August 1, 2008 to August 31, 2008)			17,484,100 shares	US$807.89
Month: September 2008 (September 1, 2008 to September 30, 2008)	4,206,700 shares	US$7.48	21,690,800 shares	US$118,513,799.31
Month: October 2008 (October 1, 2008 to October 31, 2008)	6,281,200 shares	US$6.18	27,972,000 shares	US$79,692,966.19
Month: November 2008 (November 1, 2008 to November 31, 2008)	2,446,800 shares	US$6.28	30,418,800 shares	US$64,320,979.27
Month: December 2008 (December 1, 2008 to December 31, 2008)	2,012,500 shares	US$5.98	32,431,300 shares	US$52,276,913.88
Month: January 2009 (January 1, 2009 to January 31, 2009)	1,027,711 shares	US$5.80	33,459,011 shares	US$46,312,389.12
Month: February 2009 (February 1, 2009 to February 28, 2009)	543,074 shares	US$5.94	34,002,085 shares	US$43,086,057.99
Month: March 2009 (March 1, 2009 to March 31, 2009)			34,002,085 shares	US$43,086,057.99
Month: April 2009 (April 1, 2009 to April 30, 2009)			34,002,085 shares	US$43,086,057.99
Month: May 2009 (May 1, 2009 to May 31, 2009)			34,002,085 shares	US$43,086,057.99
Month: June 2009 (June 1, 2009 to June 18, 2009)			34,002,085 shares	US$43,086,057.99
Month: July to December 2009 (July 1, 2009 to December 31, 2009)			34,002,085 shares	US$43,086,057.99

ITEM 16G. CORPORATE GOVERNANCE.

Differences Between Our Current Corporate Governance Practices and the NYSE Corporate Governance Requirements Applicable to Domestic US Companies

Our American Depositary Shares are listed on the NYSE. As such, we are subject to corporate governance requirements imposed by the NYSE. Under Section 303A of the NYSE’s Listed Company Manual, NYSE-listed non-US companies such as ourselves may, in general, follow their home country corporate governance practices in lieu of some of the NYSE corporate governance requirements. A NYSE-listed non-US company is simply required to provide a general summary of the significant differences to its US investors either on the company website or in its annual report distributed to its US investors. We are committed to a high standard of corporate governance. As such, we endeavor to comply with most of the NYSE corporate governance practices, with the current exception that we are not required by our charter documents, including our amended and restated memorandum of association and articles of association, or applicable law, to obtain shareholder approval for our adoption of, or material revisions to, our equity-compensation plans where our directors consider it in the best interests of the company to do so and when the issue price of shares issued pursuant to such plans is otherwise fair. In this case, however, our practice is in compliance with the laws of the Cayman Islands.

PART III.

ITEM 17. FINANCIAL STATEMENTS.

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS.

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS.

Exhibit Number	Description of Document
1.1	Memorandum and Articles of Association of Giant Interactive Group Inc. (incorporated by reference to Exhibit 3.1 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)
2.1	Specimen Certificate for Common Shares of Giant Interactive Group Inc. (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)
2.2	Form of American Depositary Receipt of Giant Interactive Group Inc. (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)
2.3	Form of Deposit Agreement among the Giant Interactive Group Inc., Citibank, N.A., and holders and beneficial owners of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)
4.1	Employee Share Option Scheme (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)
4.2	Forms of option grant agreements for the Employee Share Option Scheme (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)
4.3	2007 Performance Incentive Plan (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)
4.4	Forms of option grant agreement and SAR grant agreement under the 2007 Performance Incentive Plan (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)
4.5	Form of Indemnification Agreement with the directors of Giant Interactive Group Inc. (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)
4.6	Form of Employment Agreement of Giant Interactive Group Inc. and Employment Agreement of Yuzhu Shi (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)
4.7	Form of Irrevocable Powers of Attorney of all the recorded shareholders of Shanghai Giant Network Technology Co., Ltd. (a/k/a Shanghai Zhengtu Network Technology Co., Ltd.), namely Yuliang Feng, Haixiao Lin, Wei Liu, Chen Cheng, Lv Zhang, Tao Yue, Fabing Qu, Yonggui Wang, Kai Chen and Shanghai Lanlin Bio-Technology Co., Ltd., dated September 7, 2006 and Irrevocable Powers of Attorney of Lv Zhang (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

Exhibit Number	Description of Document
4.8	Purchase Option and Cooperation Agreement among Shanghai Giant Network Technology Co., Ltd. (a/k/a Shanghai Zhengtu Network Technology Co., Ltd.) recorded shareholders of Shanghai Giant Network Technology Co., Ltd., namely Yuliang Feng, Haixiao Lin, Wei Liu, Chen Cheng, Lv Zhang, Tao Yue, Fabing Qu, Yonggui Wang, Kai Chen and Shanghai Lanlin Bio-Technology Co., Ltd, and Shanghai Zhengtu Information Technology Co., Ltd. dated September 7, 2006 (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)
4.9	Share Pledge Agreement among Shanghai Giant Network Technology Co., Ltd. (a/k/a Shanghai Zhengtu Network Technology Co., Ltd.) recorded shareholders of Shanghai Giant Network Technology Co., Ltd., namely Yuliang Feng, Haixiao Lin, Wei Liu, Chen Cheng, Lv Zhang, Tao Yue, Fabing Qu, Yonggui Wang, Kai Chen and Shanghai Lanlin Bio-Technology Co., Ltd, and Shanghai Zhengtu Information Technology Co., Ltd. dated September 7, 2006 (incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)
4.10	Online Game Software Sales and Licensing Agreement between Shanghai Giant Network Technology Co., Ltd. (a/k/a Shanghai Zhengtu Network Technology Co., Ltd.) and Shanghai Zhengtu Information Technology Co., Ltd. dated September 6, 2006 (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)
4.11	Exclusive Technical Consulting and Service Agreement between Shanghai Giant Network Technology Co., Ltd. (a/k/a Shanghai Zhengtu Network Technology Co., Ltd.) and Shanghai Zhengtu Information Technology Co., Ltd. dated September 7, 2006 (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)
4.12	Supplementary Agreement among Shanghai Giant Network Technology Co., Ltd. (a/k/a Shanghai Zhengtu Network Technology Co., Ltd.), recorded shareholders of Shanghai Giant Network Technology Co., Ltd., namely Yuliang Feng, Haixiao Lin, Wei Liu, Chen Cheng, Lv Zhang, Tao Yue, Fabing Qu, Yonggui Wang, Kai Chen and Shanghai Lanlin Bio-Technology Co., Ltd, Shanghai Zhengtu Information Technology Co., Ltd., and Yuzhu Shi (incorporated by reference to Exhibit 10.12 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)
4.13	Supplementary Agreement among Shanghai Giant Network Technology Co., Ltd. (a/k/a Shanghai Zhengtu Network Technology Co., Ltd.), recorded shareholders of Shanghai Giant Network Technology Co., Ltd., namely Yuliang Feng, Haixiao Lin, Wei Liu, Chen Cheng, Lv Zhang, Tao Yue, Fabing Qu, Yonggui Wang, Kai Chen and Shanghai Lanlin Bio-Technology Co., Ltd, Shanghai Zhengtu Information Technology Co., Ltd. and Yuzhu Shi dated August 27, 2007 (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)
4.14	Subscription Agreement between Giant Interactive Group Inc. and Standard Chartered Private Equity Limited (incorporated by reference to Exhibit 10.14 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)
4.15	Registration Rights Agreement between Giant Interactive Group Inc. and Standard Chartered Private Equity Limited (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)
8.1*	List of Subsidiaries
11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

Exhibit Number	Description of Document
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
23.1*	Consent of Grandall Legal Group (Shanghai)
23.2*	Consent of Independent Registered Public Accounting Firm
23.3*	Consent of Jones Lang LaSalle Sallmanns

*	Filed with this annual report

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: June 7, 2010

GIANT INTERACTIVE GROUP INC.
/s/ Eric He Name: Eric He Title: Chief Financial Officer

GIANT INTERACTIVE GROUP, INC.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2008 and 2009

GIANT INTERACTIVE GROUP, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Giant Interactive Group, Inc.

We have audited the accompanying consolidated balance sheets of Giant Interactive Group, Inc. (the “Company”) as of December 31, 2008 and 2009, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Giant Interactive Group, Inc. at December 31, 2008 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Giant Interactive Group, Inc.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 7, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming

Shanghai, The People’s Republic of China
June 7, 2010

GIANT INTERACTIVE GROUP, INC.

CONSOLIDATED BALANCE SHEETS

		December 31,
	Note	2008	2009
		(RMB)	(RMB)	(US$)
ASSETS
Current assets:
Cash and cash equivalents		1,696,272,856	1,097,155,269	160,734,155
Short-term investments	4	3,371,827,722	3,802,050,000	557,003,472
Accounts receivable		824,613	1,623,703	237,874
Prepayments and other current assets	5	48,091,942	125,522,286	18,389,119
Due from related parties (net of allowance of RMB6,639,131 and RMB6,801,449 (US$996,418) for 2008 and 2009)	19	—	3,592	526
Inventories		1,452,802	724,055	106,075
Deferred tax assets, net of valuation allowance	15	117,590,965	75,893,065	11,118,397
Total current assets		5,236,060,900	5,102,971,970	747,589,618
Non-current assets:
Property and equipment, net	6	213,905,124	178,669,982	26,175,300
Intangible assets, net	7	96,126,394	118,328,290	17,335,192
Goodwill	8	—	6,224,587	911,907
Available-for-sale investments	10	450,006,853	450,966,634	66,066,985
Held-to-maturity investment	11	—	500,000,000	73,250,414
Deferred tax assets, net of valuation allowance	15	6,324,526	10,840,757	1,588,180
Other asset	9	—	84,659,968	12,402,755
Total non-current assets:		766,362,897	1,349,690,218	197,730,733
Total assets		6,002,423,797	6,452,662,188	945,320,351
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Payables and accrued expenses	12	92,304,336	121,037,990	17,732,166
Advance from distributors		86,619,404	89,564,714	13,121,305
Deferred revenue		403,130,278	321,291,085	47,069,410
Income tax payable		16,741,580	5,384,702	788,863
Unrecognized tax benefits	15	4,812,724	9,955,138	1,458,436
Deferred tax liabilities	15	—	214,339	31,401
Total current liabilities		603,608,322	547,447,968	80,201,581
Non-current liabilities:
Deferred tax liabilities	15	25,686,020	420,947	61,669
Total liabilities		629,294,342	547,868,915	80,263,250
Commitments and contingencies	23
Shareholders’ equity
Ordinary shares (par value US$0.0000002 per share; 500,000,000 shares authorized as at December 31, 2008 and December 31, 2009, respectively; 263,110,626 shares issued and 227,018,426 shares outstanding at December 31, 2008; 263,110,626 shares issued and 226,819,007 shares outstanding at December 31, 2009)		417	417	61
Additional paid-in capital		5,985,416,631	6,036,189,677	884,306,784
Statutory reserves	22	43,890,273	43,890,273	6,429,961
Accumulated other comprehensive loss		(167,236,828)	(212,770,129)	(31,171,000)
Retained earnings		1,625,004,920	2,206,666,461	323,278,463
Treasury stock	20	(2,113,945,958)	(2,176,792,033)	(318,901,835)
Total shareholders’ equity		5,373,129,455	5,897,184,666	863,942,434
Non controlling interests	13	—	7,608,607	1,114,667
Total equity		5,373,129,455	5,904,793,273	865,057,101
Total liabilities and shareholders’ equity		6,002,423,797	6,452,662,188	945,320,351

The accompanying notes are an integral part of the consolidated financial statements.

GIANT INTERACTIVE GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

		For the year ended December 31,
	Note	2007	2008	2009
		(RMB)	(RMB)	(RMB)	(US$)
Net revenue:
Online game		1,521,395,641	1,589,675,915	1,293,018,121	189,428,225
Overseas licensing revenue		6,140,785	4,391,427	10,687,252	1,565,691
Other revenue, net		—	612,444	130,074	19,056
Total net revenue		1,527,536,426	1,594,679,786	1,303,835,447	191,012,972
Cost of services		(174,086,313)	(217,899,466)	(204,069,659)	(29,896,374)
Gross profit		1,353,450,113	1,376,780,320	1,099,765,788	161,116,598
Operating (expenses) income:
Research and product development expenses		(26,918,177)	(88,539,393)	(113,354,460)	(16,606,522)
Sales and marketing expenses		(189,403,073)	(241,575,189)	(119,600,377)	(17,521,554)
General and administrative expenses		(74,130,222)	(141,785,677)	(121,446,102)	(17,791,954)
Government financial incentives	14	16,779,300	63,084,300	88,460,000	12,959,463
Total operating expenses		(273,672,172)	(408,815,959)	(265,940,939)	(38,960,567)
Income from operations		1,079,777,941	967,964,361	833,824,849	122,156,031
Interest income		53,878,324	184,963,678	102,200,467	14,972,453
Investment income (loss)		2,562,000	1,171,241	(5,970,899)	(874,742)
Unrealized loss on investment held-for-trading		—	(300,493)	—	—
Other income and expense		126,018	(842,825)	14,024,846	2,054,652
Income before income tax expenses		1,136,344,283	1,152,955,962	944,079,263	138,308,394
Income tax expenses	15	—	(39,367,808)	(85,060,010)	(12,461,362)
Net income		1,136,344,283	1,113,588,154	859,019,253	125,847,032
Net loss attributable to non controlling interests	13	—	—	294,493	43,143
Net income attributable to the Company’s shareholders		1,136,344,283	1,113,588,154	859,313,746	125,890,175
Other comprehensive loss, net of tax
Foreign currency translation		(51,927,333)	(192,424,438)	(12,768,786)	(1,870,638)
Reclassification adjustment		—	—	(1,813,513)	(265,681)
Unrealized holding gains (losses)		—	76,969,037	(30,951,002)	(4,534,348)
Total other comprehensive loss, net of tax		(51,927,333)	(115,455,401)	(45,533,301)	(6,670,667)
Comprehensive income		1,084,416,950	998,132,753	813,780,445	119,219,508
Earnings per share:	16
Basic		5.40	4.65	3.80	0.56
Diluted		5.25	4.49	3.67	0.54
Weighted average ordinary shares:
Basic		210,574,196	239,458,633	226,278,227	226,278,227
Diluted		216,255,503	247,895,076	233,960,556	233,960,556

The accompanying notes are an integral part of the consolidated financial statements.

GIANT INTERACTIVE GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,
	2007	2008	2009
	(RMB)	(RMB)	(RMB)	(US$)
Cash flows from operating activities:
Net income	1,136,344,283	1,113,588,154	859,019,253	125,847,032
Adjustments for:
Deferred taxes	(30,911,888)	(28,623,458)	12,130,935	1,777,192
Share-based compensation expense	24,863,615	46,131,574	30,575,390	4,479,320
Compensation expense on interest-free loan to an employee	18,874,110	—	—	—
Imputed interest on long-term loans	1,032,612	—	—	—
Depreciation of property and equipment	17,460,326	40,126,174	52,965,806	7,759,534
Amortization of intangible assets and other asset	1,841,206	8,120,619	15,703,041	2,300,509
Loss from property and equipment disposal	56,824	72,641	204,061	29,895
Allowance for doubtful debts	—	6,639,131	162,318	23,780
Unrealized loss on investment held-for-trading	—	300,493	—	—
Net realized gain on investment held-for-trading	—	—	(320,777)	(46,994)
Interest income	—	(3,165,441)	(30,060,909)	(4,403,948)
Changes in assets and liabilities:
Increase in accounts receivable	—	(824,613)	(961,407)	(140,847)
Increase in prepayments and other current assets	(24,849,423)	(4,204,600)	(47,336,596)	(6,934,850)
Increase in due from related parties	(6,005,661)	(633,470)	(3,592)	(526)
(Increase) decrease in inventories	(157,515)	(1,066,926)	728,747	106,762
Decrease in long-term deposits	3,000	7,600	—	—
Increase in other asset	—	—	(85,239,597)	(12,487,671)
Increase (decrease) in payables and accrued expenses	48,878,277	(94,384,161)	29,302,376	4,292,821
Increase (decrease) in advance from distributors	75,190,575	(41,185,858)	2,945,310	431,490
Increase (decrease) in unrecognized tax benefit	30,911,888	(26,099,164)	5,142,414	753,368
Increase (decrease) in income tax payable	—	16,741,580	(11,358,696)	(1,664,058)
Increase (decrease) in deferred revenue	188,258,513	78,159,635	(81,839,193)	(11,989,510)
Net cash provided by operating activities	1,481,790,742	1,109,699,910	751,758,884	110,133,299
Cash flows from investing activities:
Payment for short-term investments	—	(5,450,689,074)	(3,239,964,493)	(474,657,480)
Proceeds received from maturity of short-term investments	—	2,073,871,859	2,810,062,992	411,676,554
Payment for available-for-sale investments	—	(348,683,006)	(34,157,500)	(5,004,102)
Payment for held-to-maturity securities	—	—	(500,000,000)	(73,250,414)
Purchase of property and equipment	(108,594,388)	(131,086,137)	(20,969,714)	(3,072,080)
Capitalized product development costs and purchased software	(20,486,966)	(17,657,708)	(35,383,116)	(5,183,656)
Loans granted to related parties	(900,000,000)	—	—	—
Cash received from property and equipment disposal	9,200	—	—	—
Repayment of loans from related parties	902,500,000	—	—	—
Acquisition of a subsidiary, net of cash acquired	—	—	(1,510,103)	(221,231)
Net cash used in investing activities	(126,572,154)	(3,874,244,066)	(1,021,921,934)	(149,712,409)
Cash flows from financing activities:
Proceeds from long-term loans	5,023,350	—	—	—
Repayment of long-term loans	(21,098,070)	—	—	—
Proceeds from issuance of common stock upon initial public offering, net of initial public offering issuance costs	5,782,362,351	—	—	—
Proceeds from exercise of share options	—	10,752,003	18,734,326	2,744,594
Dividends to shareholders	(190,849,830)	(593,498,287)	(277,652,205)	(40,676,278)
Repurchase of shares	(32,134,224)	(1,987,411,477)	(62,846,075)	(9,207,002)
Repayment of advance from a related party	(2,496,391)	—	—	—
Capital contribution from non controlling interests	—	—	5,145,000	753,747
Proceeds paid to selling shareholder	—	(13,710,697)	—	—
Net cash provided by (used in) financing activities	5,540,807,186	(2,583,868,458)	(316,618,954)	(46,384,939)
Effect of exchange rate changes on cash and cash equivalents	(51,927,333)	(250,784,373)	(12,335,583)	(1,807,173)
Net increase (decrease) in cash and cash equivalents	6,844,098,441	(5,599,196,987)	(599,117,587)	(87,771,222)
Cash and cash equivalents at the beginning of year	451,371,402	7,295,469,843	1,696,272,856	248,505,377
Cash and cash equivalents at the end of year	7,295,469,843	1,696,272,856	1,097,155,269	160,734,155

The accompanying notes are an integral part of the consolidated financial statements.

GIANT INTERACTIVE GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT’D)

	For the year ended December 31,
	2007	2008	2009
	(RMB)	(RMB)	(RMB)	(US$)
Supplemental disclosures:
Income tax paid	—	(110,575,684)	(99,688,366)	(14,604,428)
Non-cash investing activities:
- Acquisition of property and equipment included in payables and accrued expenses	71,951	(4,613,467)	(3,161,223)	(463,122)
- Acquisition of intellectual property rights of a new game for four million of ordinary shares	66,300,000	—	—	—
Non-cash financing activities:
- Initial public offering costs included in payables and accrued expenses	907,344	—	—	—
- Reimbursement of initial public offering costs included in prepayments and other current assets	(3,302,001)	—	—	—
- Proceeds of initial public offering received on behalf of a related party included in payables and accrued expenses	13,710,697	—	—	—
- Dividends to shareholders included in dividends payable	593,498,287	—	—	—
- Proceeds of options exercised included in prepayment and other current assets	11,800	—	—	—
- Proceeds of shares issued and reserved for share options included in prepayment and other current assets	—	5	—	—

The accompanying notes are an integral part of the consolidated financial statements.

GIANT INTERACTIVE GROUP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

		Number of ordinary shares	Ordinary shares	Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income (loss)	Retained earnings	Treasury stock	Total Shareholders’ equity
			(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Balance as of January 1, 2007		200,000,000	318	46,404,700	43,890,273	145,906	159,420,600	—	249,861,797
Net income for the year		—	—	—	—	—	1,136,344,283	—	1,136,344,283
Compensation expense on interest-free loan to an employee		—	—	18,874,110	—	—	—	—	18,874,110
Comprehensive income:
- Foreign currency translation		—	—	—	—	(51,927,333)	—	—	(51,927,333)
Exercise of share options		590,000	1	11,799	—	—	—	—	11,800
Share issued for purchase of intellectual property rights of a new game		4,000,000	6	66,299,994	—	—	—	—	66,300,000
Share-based compensation	17	—	—	24,863,615	—	—	—	—	24,863,615
Imputed interest on long-term loans		—	—	1,032,612	—	—	—	—	1,032,612
Repurchase of shares	20	(1,429,100)	—	—	—	—	—	(126,534,481)	(126,534,481)
Dividends to shareholders	21	—	—	—	—	—	(784,348,117)	—	(784,348,117)
Proceeds of issuance of common stock upon initial public offering		54,080,626	86	5,771,046,225	—	—	—	—	5,771,046,311
Balance as of December 31, 2007		257,241,526	411	5,928,533,055	43,890,273	(51,781,427)	511,416,766	(126,534,481)	6,305,524,597
Net income for the year		—	—	—	—	—	1,113,588,154	—	1,113,588,154
Comprehensive income:
- Foreign currency translation		—	—	—	—	(256,804,583)	—	—	(256,804,583)
- Unrealized holding gains	10	—	—	—	—	102,655,057	—	—	102,655,057
- Deferred tax benefit, net		—	—	—	—	38,694,125	—	—	38,694,125
Exercise of share options		779,100	1	10,752,002	—	—	—	—	10,752,003
Shares issued and reserved for share options		—	5	—	—	—	—	—	5
Share-based compensation	17	—	—	46,131,574	—	—	—	—	46,131,574
Repurchase of shares	20	(31,002,200)	—	—	—	—	—	(1,987,411,477)	(1,987,411,477)
Balance as of December 31, 2008		227,018,426	417	5,985,416,631	43,890,273	(167,236,828)	1,625,004,920	(2,113,945,958)	5,373,129,455
Net income for the year		—	—	—	—	—	859,313,746	—	859,313,746
Comprehensive income:
- Foreign currency translation		—	—	—	—	(12,768,786)	—	—	(12,768,786)
- Reclassification adjustment		—	—	—	—	(1,813,513)	—	—	(1,813,513)
- Unrealized holding losses	10	—	—	—	—	(30,951,002)	—	—	(30,951,002)
Exercise of share options	17	1,371,366	—	18,734,326	—	—	—	—	18,734,326
Share based compensation	17	—	—	32,038,720	—	—	—	—	32,038,720
Repurchase of shares	20	(1,570,785)	—	—	—	—	—	(62,846,075)	(62,846,075)
Dividends to shareholders	21	—	—	—	—	—	(277,652,205)	—	(277,652,205)
Balance as of December 31, 2009 (RMB)		226,819,007	417	6,036,189,677	43,890,273	(212,770,129)	2,206,666,461	(2,176,792,033)	5,897,184,666
Balance as of December 31, 2009 (US$)			61	884,306,784	6,429,961	(31,171,000)	323,278,463	(318,901,835)	863,942,434

The accompanying notes are an integral part of the consolidated financial statements.

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009

1. ORGANIZATION AND NATURE OF OPERATIONS

The accompanying consolidated financial statements include the financial statements of Giant Interactive Group, Inc. (the “Company” or “Giant Interactive”), its subsidiaries: Eddia International Group Limited, Giant Interactive (Hong Kong) Limited, Shanghai Zhengtu Information Technology Co., Ltd., Shanghai Giant Network Technology Co., Ltd. — a variable interest entity (“VIE subsidiary”), Zhuhai Zhengtu Information Techonology Co. Ltd., Shanghai Zhengduo Information Technology Co., Ltd., Hangzhou Snow Wolf Software Co. Ltd., Shanghai Jujia Network Technology Co. Ltd., Wuxi Giant Network Technology Co. Ltd., Shanghai Juhuo Network Technology Co. Ltd. and Shanghai Juhe Network Technology Co. Ltd. The Company, its subsidiaries and the VIE subsidiary are collectively referred to as the “Group”.

Giant Interactive was incorporated in the Cayman Islands on July 26, 2006 and became the holding company of the Group.

The Group is engaged in the development and operation of online games in the People’s Republic of China (the “PRC”). The Group primarily develops and operates online games through its subsidiary, Zhengtu Information, and its VIE subsidiary, Giant Network.

Details of the Company’s subsidiaries are as follows:

Subsidiary	Date of incorporation/ establishment	Place of incorporation/ establishment	Percentage of shareholding/ ownership	Principal activities
Shanghai Giant Network Technology Co., Ltd. (“Giant Network”)	November 14, 2004	PRC	—	Internet content provider
Eddia International Group Limited (“Eddia International”)	July 26, 2006	British Virgin Islands (“BVI”)	100.00%	Investment holding
Shanghai Zhengtu Information Technology Co., Ltd. (“Zhengtu Information”)	September 6, 2006	PRC	100.00%	Online game development and maintenance
Giant Interactive (Hong Kong) Limited (“Giant HK”)	December 22, 2008	Hong Kong	100.00%	Investment holding
Zhuhai Zhengtu Information Technology Co., Ltd. (“Zhuhai Zhengtu”)	February 19, 2009	PRC	100.00%	Online game research and development
Hangzhou Snow Wolf Software Co., Ltd. (“Snow Wolf Software”)	Acquired on May 18, 2009	PRC	51.07%	Online game research and development
Shanghai Zhengduo Information Technology Co., Ltd. (“Zhengduo Information”)	July 8, 2009	PRC	100.00%	Online game development and maintenance
Shanghai Jujia Network Technology Co., Ltd. (“Jujia Network”)	October 20, 2009	PRC	51.00%	Online game research and development
Shanghai Juhuo Network Technology Co., Ltd. (“Juhuo Network”)	November 4, 2009	PRC	51.00%	Online game development and maintenance
Shanghai Juhe Network Technology Co., Ltd. (“Juhe Network”)	November 4, 2009	PRC	51.00%	Online game research and development
Wuxi Giant Network Technology Co., Ltd. (“Wuxi Network”)	December 28, 2009	PRC	100.00%	Online game research and development

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009

1. ORGANIZATION AND NATURE OF OPERATIONS  – (continued)

In September 2006, in contemplation of an initial public offering, the Group completed a reorganization (the “Reorganization”) which was necessary to comply with PRC law and regulations that restrict foreign ownership of a company that provides Internet content services, which includes operating online games.

As part of the Reorganization, Mr. Yuzhu Shi, his immediate family and the other eighteen individual shareholders of Giant Network through their respective BVI holding companies, established the Company and Eddia International. Mr. Yuzhu Shi and his immediate family, through their BVI holding companies, Union Sky Holding Co., Ltd. and Vogel Holding Group Limited, are the controlling shareholders of the Company since incorporation. Subsequently, on September 6, 2006, Eddia International established Zhengtu Information, a wholly-owned foreign enterprise, which entered into a series of agreements with Giant Network. Pursuant to these agreements, Giant Network transferred most of its employees and operating assets, including the rights to operate its online game, ZT Online, to Zhengtu Information, except for certain assets that an online game operator must own to be an Internet license holder. In return, Zhengtu Information exclusively provides certain technical and consulting services and software licenses to Giant Network in exchange for fees, which can be adjusted at the Company’s discretion, through its direct ownership interest in Zhengtu Information as well as provide financial support to Giant Network, as necessary. As a result of these agreements, the Company is considered the primary beneficiary of Giant Network (see Note 2) and accordingly, Giant Network’s results of operation and financial condition are consolidated in the financial statements of the Group.

On December 22, 2008, the Company established Giant HK, a wholly-owned subsidiary, in Hong Kong. Giant HK’s principal activity is of investment holding.

On February 19, and July 8, 2009, Giant HK established Zhuhai Zhengtu and Zhengduo Information, respectively, which are both wholly-owned subsidiaries and are established for online game research and development.

On May 18, 2009, Zhengtu Information acquired Snow Wolf Software, an online game research and development company, with 51% equity interest.

On October 20, November 4, and November 4, 2009, Zhengduo Information established Jujia Network, Juhuo Network and Juhe Network, each with 51% equity interest respectively. The three newly established subsidiaries are for online game research and development.

On December 28, 2009, Giant Network established Wuxi Network, a wholly-owned subsidiary. Wuxi Network is established for online game research and development.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1) Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of its assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Company’s consolidated financial statements include, but are not limited to, revenue recognition, recoverability and useful lives of property and equipment and intangible assets, share-based compensation expenses, deferred tax assets and related valuation allowance, income tax uncertainties, provision for doubtful debts and valuation of investments. Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from these estimates.

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

2) Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and the VIE subsidiary for which the Company is the primary beneficiary. All transactions and balances between the Company, its subsidiaries and the VIE subsidiary have been eliminated upon consolidation.

The Group has adopted Financial Accounting Standards Codification (“ASC”) Subtopic 810-10 (“ASC 810-10”), Consolidation: Overall (Pre-codification: Financial Accounting Standards Board (“FASB”) Interpretation No. 46R, Consolidation of Variable Interest Entities, an interpretation of APB No. 51). ASC 810-10 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

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

Pursuant to the contractual arrangements with Giant Network, Zhengtu Information provides certain technical and consulting services and software licenses to Giant Network in exchange for fees. As Zhengtu Information contractually controls the management of Giant Network and Giant Network has granted an irrevocable proxy to Zhengtu Information or its designee, the Company through its wholly-owned equity interest in Zhengtu Information, in substance, has unilateral discretion in setting the fees charged to Giant Network. During the year ended December 31, 2007, 2008 and 2009, such fees totaled approximately RMB1,532,000,000, RMB1,327,000,000 and RMB989,000,000 (US$145,000,000) respectively, which represented substantially all of Giant Network’s operating profits throughout the years presented. As of December 31, 2009, the share capital and accumulated losses of Giant Network was RMB10,000,000 and RMB63,597,791, respectively; (2008: RMB10,000,000 and RMB162,885,193, respectively). Zhengtu Information has also undertaken to provide financial support to Giant Network to the extent necessary for its operations.

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

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

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

Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between the Company and Giant Network through the irrevocable proxy agreement, whereby the equity holders of Giant Network effectively assigned all of their voting rights underlying their equity interest in Giant Network to the Company. In addition, through the other aforementioned agreements, the Company demonstrates its ability and intention to continue to exercise the ability to absorb substantially all of the profits and all of the expected losses of Giant Network. Thus, the Company is also considered the primary beneficiary of Giant Network. Accordingly, Giant Network’s results are consolidated in the Company’s financial statements.

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

3) Foreign currency translation and transactions

The Company’s, its BVI and Hong Kong subsidiary’s functional currency is the United States dollars (“US$”). The Company’s PRC subsidiaries and VIE subsidiary’s functional currency is the Chinese Renminbi (“RMB”), based on the criteria of ASC subtopic 830-10 (“ASC 830-10”), Foreign Currency Matters: Overall (Pre-codification: Statements of Financial Accounting Standards (“SFAS”) No. 52 Foreign Currency Translation). The Company uses the RMB as its reporting currency. The Company uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate its operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive income, a component of shareholders’ equity.

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

4) Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.8259 on December 31, 2009 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

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

The Company accounts for its investments in accordance to ASC subtopic 320-10 (“ASC 320-10”), Investments-Debt and Equity Securities: Overall (Pre-codification: SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities). ASC 320-10 classifies the investments in debt securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by the accounting standard for financial instruments. The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading asset investments include marketable debt instruments where the Company did not document its intention to hold the investments to maturity at acquisition and classified the investments as trading. Unrealized holding gains and losses for trading securities are included in earnings.

The securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are stated at amortized cost. For individual securities classified as held-to-maturity securities, the Company evaluates whether a decline in fair value below the amortized cost basis is other than temporary in accordance with the Company’s policy and ASC 320-10 (Pre-codification: FASB Staff Position (“FSP”) No. SFAS 115-1/124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”). If the Company concludes that it does not intend or is not required to sell an impaired debt security before the recovery of its amortized cost basis, the impairment is considered temporary and the held-to-maturity securities continue to be recognized at the amortized costs. When the Company intends to sell an impaired debt security or it is more likely than not that it will be required to sell prior to recovery of its amortized cost basis, an other-than-temporary impairment loss is expensed which equals to the entire excess of the debt security’s amortized cost basis over its fair value at the balance sheet date.

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings. Any realized gains or losses on the sale of the investments are determined on a specific identification method, and such gains and losses are reflected as a component of interest income.

6) Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the following estimated useful lives:

Computer equipment	5 years
Leasehold improvements	Over the shorter of lease term or the estimated useful lives of the assets
Furniture and fixtures	5 years
Motor vehicles	5 years

Fixed assets have an estimated residual value of 5% of the cost.

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterments that extend the useful life of a fixed asset are capitalized as an addition to the related asset. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any gain or loss reflected in the consolidated statements of operations and comprehensive income.

The Group recognizes website and internally used software development costs in accordance with ASC subtopic 350-40 (“ASC 350-40”), Intangibles-Goodwill and Other: Internal-Use Software (Pre-codification: Statement of Position (“SOP”) No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use). As such, the Group expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites and software. Costs incurred in the development phase are capitalized and amortized over the estimated product life. Since the inception of the Group, the amount of costs qualifying for capitalization has been insignificant and as a result all website and internally used software development costs have been expensed as incurred.

7) Intangible assets

The Group recognizes costs to develop its online game products in accordance with ASC subtopic 985 Software (Pre-codification: SFAS No. 86, Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed(“SFAS No. 86”)). Online game product development costs consist primarily of payroll, depreciation and other overhead expenses incurred by the Group to develop, maintain, monitor and manage the Group’s online gaming products. Costs incurred for the development of online game products prior to the establishment of technological feasibility are expensed when incurred and are included in product development expenses. Once an online game product has reached technological feasibility, all subsequent online game product development costs are capitalized until the product is available for marketing. Technological feasibility is evaluated on a product-by-product basis, but typically encompasses both technical design and game design documentation and only occurs when the online games have a proven ability to operate in an online game environment. Since the inception of the Group, the amount of online game development costs qualifying for capitalization as intangible assets was approximately RMB31,715,000 and is being amortized over the estimated life of the corresponding online games.

Purchased software are stated at cost less accumulated amortization. Amortization is computed using the straight-line method over three years.

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

The intellectual property rights purchased are capitalized and amortized on a straight-line basis over the useful economic life of the relevant online game. No amortization has commenced as the online game related to the intellectual property rights have not commenced operation.

The intangible asset arising from the acquisition of a subsidiary consists of an online game software and was recorded at fair value with a useful life of three years. The online game software will be amortized on a straight-line basis over three years.

8) Impairment of long-lived assets and intangible assets

Long-lived assets, including intangible assets, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with ASC subtopic 360-10 (“ASC 360-10”), Property, Plant and Equipment: Overall (Pre-codification: SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets). When such events occur, the Company assesses the recoverability of the long lived assets by comparing the carrying amount to the estimated future undiscounted cash flow associated with the related assets. If the future net undiscounted cash flows are less than the carrying amount of the assets, the assets are considered impaired and an expense is recognized equal to the amount required to reduce the carrying amount of the assets to their then fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available for the long-lived assets. No impairment of long-lived assets and intangible assets was recognized for any of the periods presented.

9) Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable intangible assets acquired. The Group’s goodwill and acquisition related intangible assets outstanding at December 31, 2009 were related to the Group’s acquisition of a subsidiary (see Note 3). In accordance with the provisions of ASC subtopic 350 (“ASC 350”), Goodwill and Other Intangible Assets (Pre-codification: SFAS No.142, Goodwill and Other Intangible Assets), goodwill amounts are not amortized, but rather are tested for impairment at least annually or more frequently if there are indicators of impairment present.

The performance of the impairment test involves a two-step process. The first step of the impairment test involves comparing the fair value of the reporting unit with its carrying amount, including goodwill. Fair value is primarily determined by computing the future discounted cash flows expected to be generated by the reporting unit. If the reporting unit’s carrying value exceeds its fair value, goodwill may be impaired. If this occurs, the Group performs the second step of the goodwill impairment test to determine the amount of impairment loss.

The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit’s goodwill. If the implied goodwill fair value is less than its carrying value, the difference is recognized as impairment loss. The Group determined it has one reporting unit in which all goodwill was tested for impairment at each reporting period end resulting in no impairment charges.

10) Available-for-sale investment

The Company has designated its investment in convertible redeemable preferred shares (“Preferred Share”) of Five One Network Development Co. Ltd., (“51.com”) and Mobile Embedded Technology Inc. (“MET”) as available-for-sale in accordance with ASC320-10. Such available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income (loss) in shareholders’ equity. Realized gains or losses are charged to earnings during the period in which the gain or loss is realized. If the Company determines a decline in fair value is other than-temporary, the cost basis of

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

the individual security is written down to fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss. The new cost basis will not be adjusted for subsequent recoveries in fair value. Determination of whether declines in value are other-than-temporary requires significant judgment. Subsequent increases and decreases in the fair value of available-for-sale securities will be included in comprehensive income (loss) through a credit or charge to shareholders’ equity except for an other-than-temporary impairment, which will be charged to earnings.

Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings.

11) Fair value of financial instruments

Financial instruments of the Group primarily comprise of cash and cash equivalents, accounts receivable, other current assets, amounts due from related parties, short-term investments, investments in available-for-sale securities, held-to-maturity investment, and payables and accrued expenses. As of December 31, 2008 and 2009, the carrying values of these financial instruments except for investment in preferred shares approximated their fair values due to the short-term maturity of these instruments. The carrying amount of our held-to-maturity investment approximates its fair value, which was estimated based on quoted market interest rates. The carrying amount of the Group’s available-for-sale investments were initially stated at fair value and subsequently re-measured and recorded at fair value at every year.

12) Other asset

Other asset represents amounts paid for the right to use land in the PRC and are recorded at purchase cost less accumulated amortization. Amortization is provided on a straight-line basis over the terms of the respective land use rights agreements, which are 50 years.

13) Revenue recognition

The Group currently provides online game services in the PRC and recognizes revenue in accordance to the criteria of ASC subtopic 605 (“ASC 605”), Revenue Recognition (Pre-codification: Staff Accounting Bulletin No. 104) when persuasive evidence of an arrangement exists, the service has been rendered, the sales price is fixed or determinable, and collectability is reasonably assured.

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

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

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

Prepaid cards sold by the Group have an expiration period of two years, if not returned or activated, after which the Group could suspend the cards and will recognize the related revenue deferred. The Group has implemented a return policy for distributors to allow returns of unsold prepaid cards that have not expired up to a certain limit after six months. As of December 31, 2009, the Group has not received any returns. In addition, once game points have been transferred to the end users’ personal user accounts, no refunds are allowed.

The Group sells prepaid game cards at a discount to its distributors. The Group accounts for such discounts in accordance with ASC subtopic 605-15 (“ASC 605-15”), Revenue: Product (Pre-codification: EITF 01-9 “Accounting for Consideration Given by a Vendor to a Customer (Including a `Reseller of the Vendor’s Products’)”). Such discounts are initially accounted for as a reduction of deferred revenue. As a result, deferred revenue includes the value of activated discounted and undiscounted prepaid cards and game points, which are subsequently recognized as revenue on a weighted average basis when the Group provides future services in the form of premium features.

The Group also receives royalty income from a third party, which was a related party prior to June, 2009, incorporated in Taiwan in exchange for licensing ZT Online and providing related technical support and upgrades when available. The license allows the operation of the games in Hong Kong, Taiwan, Macau, Singapore and Malaysia. The royalty fees are determined based on an agreed percentage of game points consumed by the players with accounts registered with the third party, net of applicable withholding tax, which becomes fixed or determinable at the time actual usage occurs. The related royalty income is recognized on a monthly basis, as the third party confirms its sales activity for the period. As a result of the foreign currency restrictions over the remittance of funds from Taiwan to the PRC to repay outstanding payables to the Group, beginning on October 1, 2008, such royalty income is recorded at the fair value of the personnel services paid by the third party paid on behalf of the Group in accordance with the provisions of ASC subtopic 845-10 (“ASC 845-10), Nonmonetary Transactions: Overall (Pre-codification: Accounting Principles Board (“APB”) No. 29, “Accounting for Nonmonetary Transactions”).

The Group also licenses ZT Online to a third party in Vietnam. The royalty fees are determined based on an agreed percentage of game points consumed by the players with accounts registered with the Vietnam vendor, net of applicable withholding tax, which becomes fixed or determinable at the time actual usage occurs. The related royalty income is recognized on a monthly basis, as the Vietnam vendor confirms its sales activity for the period.

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

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

The Group also sells security cards to its online game players which are used to protect or lock players’ personnel user accounts from being hacked. In 2009, revenue recognized has not been significant, with the total amount of RMB130,074 (US$19,056) (2008: RMB612,444, 2007: Nil) recorded as other revenue. The Group is subject to a withholding value added tax, or VAT, on sales of the security cards at an applicable rate of 3% (2008: 4%). Other revenue is recognized net of VAT.

The Group’s VIE subsidiary is subject to a 5% business tax and related surcharges on the revenues earned from the sale of game points by Giant Network and are deducted from online game revenues. The Group’s PRC subsidiary, Zhengtu Information, is also subject to a 5% business tax and related surcharges on its royalty income earned and are deducted from overseas licensing income. Such business tax and related surcharges for the years ended 2007, 2008 and 2009 are RMB104,850,356, RMB95,937,321 and RMB72,701,726 (US$10,650,863), respectively.

The Group does not defer any costs associated with the sale of its prepaid cards or game points.

14) Cost of services

Cost of services consists primarily of payroll, depreciation and amortization, maintenance and rental of computer equipment, production costs for prepaid game cards, and other overhead expenses directly attributable to the provision of online game services.

Cost of services also include a 5% business tax, 3% (net) VAT and related surcharges on technical and consulting fees and royalty fees charged by the Group’s PRC subsidiary, Zhengtu Information, to the Group’s VIE subsidiary, Giant Network. Such business tax, VAT and related surcharges for the years ended December 31, 2007, 2008 and 2009 are RMB76,619,311, RMB66,418,440 and RMB39,066,834 (US$5,723,323), respectively.

15) Advertising expenses

Advertising costs are expensed when incurred as sales and marketing expenses and amounted to approximately RMB88,638,000, RMB70,402,000 and RMB31,426,000 (US$4,604,000) for the years ended December 31, 2007, 2008 and 2009, respectively.

16) Research and product development expenses

Costs incurred for the development of online game products prior to the establishment of technological feasibility and costs incurred for maintenance after the online game products are available for marketing are expensed when incurred and are included in research and product development expenses.

17) Comprehensive Income

Comprehensive income is defined as the change in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Comprehensive income is reported in the consolidated statements of shareholders’ equity. Accumulated other comprehensive loss of the Company consists of the foreign currency translation adjustments and unrealized holding gains of available-for-sale investments and their corresponding deferred tax impact, if any.

18) Share-based compensation

The Group’s employees participate in the Company’s share options scheme, which is more fully described in Note 17. The Group also granted share options to non-employees in exchange for services. The Company did not issue any share options prior to January 1, 2006. Effective January 1, 2006, the Group adopted ASC subtopic 718-10 (“ASC 718-10”), Compensation-Stock Compensation: Overall (Pre-codification: SFAS No. 123 (Revised 2004), “Share-Based Payment”). According to ASC 718-10, all grants of share options to

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

employees are recognized in the consolidated financial statements based on their grant date fair values. The Company’s share options are subject to graded vesting provisions. Fair value is determined with the assistance of an independent third party valuation firm, using a binomial option pricing model derived by management. The Group has elected to recognize compensation expense using the accelerated method for all share options with service conditions that have a graded vesting schedule.

ASC 718-10 requires forfeitures to be estimated at the time of grant and revised, if necessary, in the subsequent year if actual forfeitures differ from initial estimates. Share-based compensation expense is recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest. Forfeiture rate is estimated based on historical and future expectation of employee turnover rate and are adjusted to reflect future change in circumstances and facts, if any.

The Group records share-based compensation expense for awards granted to non-employees in exchange for services at fair value in accordance with the provisions of ASC subtopic 505-50 (“ASC 505-50”), Equity: Equity based Payment to Non-employees (Pre-codification: EITF 96-18 “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”). For the awards granted to non-employees, the Group records compensation expense equal to the fair value of the share options at the service performance date. The fair value of the unvested share options is recalculated at each reporting date as the service agreements signed with the non-employees do not include significant disincentive for non-performance.

On July 2, 2007, all non-employees were transferred to employee status as they were recruited as the Group’s employees. There are no share options issued to non-employees from July 2, 2007 to December 31, 2009. In 2007, adjustments were recorded to expenses in order to properly reflect the cumulative expense based on the then current fair value of the vested options over the vesting period.

19) Leases

Leases are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred. The Group has no capital leases for any of the years stated herein.

20) Income taxes

The Group follows the liability method in accounting for income taxes in accordance to ASC subtopic 740-10 (“ASC 740-10”), Income Taxes: Overall (Pre-codification: FASB Interpretation No. 109 “Accounting for Income Taxes”). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the year in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the year that includes the enactment date.

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

21) Accounting for uncertain income tax positions

The Group adopted ASC subtopic 740-10 (“ASC 740-10”), Income Taxes: Overall (Pre-codification: FIN48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB statement No.109”) on January 1, 2007 which clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group did not incur a cumulative adjustment upon the adoption of ASC 740-10. The Group has elected to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of operations and comprehensive income.

22) Earnings per share

Earnings per share is calculated in accordance with ASC subtopic 260-10 (“ASC 260-10”), Earnings Per Share: Overall (Pre-codification: SFAS No. 128, “Earnings Per Share”). Basic earnings per share is computed by dividing net income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of shares and dilutive equivalent shares outstanding during the period. Dilutive equivalent shares consist of ordinary shares issuable upon the exercise of stock options granted, with an exercise price less than the average fair market value for such period, using the treasury stock method. Dilutive equivalent shares are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive.

23) Financial incentives

Government financial incentives are recognized as income upon receipt (see Note 14). There are no conditions or performance obligations attached to any of the governmental incentives received.

24) Share Repurchase Program

Pursuant to a Board of Directors’ resolution on December 24, 2007, the Company’s management is authorized to repurchase up to US$200 million of the Company’s ADSs (“Share Repurchase Plan 1”). This plan terminated in accordance with its terms on February 13, 2008 with a total of 17,484,100 ADSs repurchased on the open market, for a total consideration of US$200 million. During 2007 and 2008, the Company repurchased 1,429,100 ADSs and 16,055,000 ADSs, respectively, under this plan for a consideration of US$17.3 million and US$182.7 million, respectively.

On August 11, 2008, the Board of Directors unanimously authorized management to repurchase another up to US$150 million of the Company’s ADSs (“Share Repurchase Plan 2”). The Board of Directors also agreed to review the Company’s share repurchase program periodically, and to adjust the amount authorized for repurchase as necessary. During 2008 and 2009, the Company has repurchased 14,947,200 ADSs and 1,570,785 ADSs, respectively, under this plan for a consideration of US$97.8 million and US$9.2 million, respectively.

In August 2009, the Board of Directors terminated the Share Repurchase Plan 2 and approved a new share repurchase plan (“Share Repurchase Plan 3”), authorizing the Company to repurchase up to US$150 million of its ADSs. Under this share repurchase plan, the Company may repurchase its shares under one year, unless further extended or shortened by the Board of Directors within one year, as under the board resolution and as defined by SEC regulations. As of December 31, 2009, no ADSs have been repurchased under this plan.

The Company accounted for those shares repurchase as Treasury Stock at cost in accordance to ASC Subtopic 505-30 (“ASC 505-30”), Treasury Stock (Pre-codification: Accounting Principles Board Opinion No. 6), and is shown separately in the Shareholders’ Equity as the Company has not yet decided on the ultimate disposition of those ADSs acquired. When the Company decides to retire the treasury stock, the difference between the original issuance price and the repurchase price is debited into retained earnings.

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

25) Segment reporting

The Group follows ASC subtopic 280 (“ASC 280”), Segment Reporting (Pre-codification: SFAS 131, “Disclosures about Segments of an Enterprise and Related Information”). The Group’s chief operating decision-maker, who has been identified as the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one reportable segment. The Group operates and manages its business as a single segment through the provision of online gaming services. As the Group’s long-lived assets are substantially all located in the PRC and substantially all the Group’s revenues are derived from within the PRC, no geographical segments are presented.

26) Concentration of risk

Credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, amounts due from related parties and held-to-maturity investment. As of December 31, 2008 and 2009, substantially all of the Group’s cash and cash equivalents were held by Chinese major financial institutions located in the PRC and Hong Kong. Historically, deposits in Chinese banks are secured due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that has come into effect on June 1, 2007, which contains a separate article expressly stating that the State Council promulgates implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law when necessary. Under the new Bankruptcy Law, a Chinese bank can go into bankruptcy. In addition, since China’s concession to the WTO, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those Chinese banks in which the Group has deposits has increased. In the event of bankruptcy of one of the banks which holds the Group’s deposits, it is unlikely to claim its deposits back in full since it is unlikely to be classified as a secured creditor based on PRC laws. Since the global financial crisis began during the third quarter of 2008, the risk of bankruptcy of those banks in which the Group has deposits or investments has increased significantly. In the event of bankruptcy of one of these financial institutions, it may be unlikely to claim its deposits or investments back in full. The Group continues to monitor the financial strength of these financial institutions.

Amounts due from related parties are typically unsecured, interest free and without any fixed term of repayment. Any negative events or deterioration in financial well-being with respect to Group’s related parties may cause material loss to the Group and have a material effect on the Group’s financial condition and results of operations.

The held to maturity investment is secured, bears a fixed quarterly yield of 1.5% per quarter (6% per annum) and has a fixed maturity date. Any negative events or deterioration in financial well-being with respect to the counterparty and the underlying collateral may cause material loss to the Group and have a material effect on the Group’s financial condition and results of operations.

Business and economic risk

The Group participates in a highly technical industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: changes in the overall demand for services; competitive pressures from other online gaming companies; advances and new trends in new technologies and industry standards; changes in bandwidth suppliers; changes in certain strategic relationships or distributor relationships; regulatory considerations; and risks associated with the Group’s ability to attract and retain employees necessary to support its growth.

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

All of the Group’s revenues for the year ended December 31, 2007 were primarily derived from a single online game. More than 90% of the Group’s revenues for the year ended December 31, 2008 and 2009 were primarily derived from a single online game. No individual customer (both distributor and end user) accounted for more than 10% of net revenues for the year ended December 31, 2007, 2008 and 2009.

The Group’s operations could be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 20 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

Currency convertibility risk

Substantially all of the Group’s businesses are transacted in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China. However, the unification of the exchange rates does not imply the convertibility of RMB into U.S. dollar or other foreign currencies. All foreign exchange transactions continue to take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The depreciation of the U.S. dollar against RMB was approximately 6% in 2008 and 0.1% in 2009. While the international reaction to the RMB appreciation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

27) Dividends

Dividends of the Company are recognized when declared. Relevant laws and regulations permit payments of dividends by the PRC subsidiaries and affiliated companies only out of their retained earnings, if any, as determined in accordance with respective accounting standards and regulations.

28) Recent accounting pronouncements

In June 2009, the FASB issued SFAS167, (subsequently codified by Accounting Standards Update (“ASU”) No.2009-17 (“ASU 2009-17”)), Amendments to FASB Interpretation No. 46 (R), which amends guidance regarding consolidation of variable interest entities to address the elimination of the concept of a qualifying special purpose entity. SFAS 167 also replaces the quantitative-based risks and rewards calculation for determining which enterprises has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of the variable interest entity, and the obligation to absorb losses of the entity or the right to receive benefits from the entity. Additionally, SFAS 167 requires any enterprise that holds a variable interest in a variable interest entity to provide enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise’s involvement in a variable interest entity. SFAS 167 is effective for interim and annual reporting periods beginning after November 30, 2009. The Group has adopted ASU 2009-17 which is effective from January 1, 2010. The adoption of ASU 2009-17 had no material impact on the Company’s consolidated financial statements.

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

In October 2009, the FASB issued ASU No. 2009-13 (“ASU 2009-13”), Multiple-Deliverable Revenue Arrangements. ASU 2009-13 amends ASC subtopic 605-25 (“ASC 605-25”), Revenue Recognition: Multiple-Element Arrangements, regarding revenue arrangements with multiple deliverables. These updates address how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. These updates are effective for fiscal years beginning after June 15, 2010 and to be applied retrospectively or prospectively for new or materially modified arrangements. In addition, early adoption is permitted. The Company does not expect the adoption of ASU 2009-13 will have a material impact on its consolidated financial statements.

In October 2009, FASB issued ASU No. 2009-14 (“ASU 2009-14”), Certain Revenue Arrangements That Include Software Elements. ASU 2009-14 amends the scope of ASC sub-topic 985-605 (“ASC 985-605”), Software: Revenue Recognition, to exclude all tangible products containing both software and non-software components that function together to deliver the product’s essential functionality. ASU 2009-14 is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and is to be applied on a prospective basis. Early application is permitted as of the beginning of an entity’s fiscal year. The Company does not expect the adoption of ASU 2009-14 will have a material impact on its consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-06 (“ASU 2010-06”), Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements. ASU 2010-06 amends ASC 820 (ASC 820), Fair Value Measurements and Disclosures (Pre-codification: FAS 157 Fair Value Measurements) to require a number of additional disclosures regarding (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Level 1, 2, and 3. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company does not expect that the adoption of ASU 2010-06 will have a material impact on its consolidated financial statements.

3. ACQUISITION OF A SUBSIDIARY

On May 18, 2009, Zhengtu Information acquired 51% equity interest of Snow Wolf Software, a developer of online games incorporated in China, for RMB3,600,000 (US$527,403). The acquisition met the definition of business acquisition in accordance with ASC subtopic 805-10 (“ASC 805-10”), Business Combinations: Overall (Pre-codification: SFAS No. 141(R), Business Combinations).

Total purchase consideration is RMB3,600,000 (US$527,403). Breakdown of the total purchase consideration is as follows:

	RMB	US$
Purchase consideration:
Payment of cash	3,600,000	527,403

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009

3. ACQUISITION OF A SUBSIDIARY  – (continued)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as at the date of acquisition:

	RMB	US$
Current assets	2,122,737	310,983
Property and equipment, net	126,234	18,493
Online game software	478,862	70,154
Total assets acquired	2,727,833	399,630
Accounts and other payables	(1,192,503)	(174,703)
Accrued liabilities	(1,401,817)	(205,367)
Total liabilities assumed	(2,594,320)	(380,070)
Net assets acquired	133,513	19,560
Non controlling interest in the acquisition	(2,758,100)	(404,064)
Goodwill	6,224,587	911,907
Total fair value of purchase price consideration	3,600,000	527,403

The fair value of the non controlling interest in the acquisition was determined based on an independent valuation using an income approach.

Pro forma results of operation for this acquisition have not been presented because the effects of the acquisition were not material to the Group’s consolidated financial results.

4. SHORT-TERM INVESTMENTS

Short-term investments consisted of the following as of December 31, 2008 and December 31, 2009:

		December 31, 2009
	Note	Carrying Value	Unrealized Gains/(Losses)	Estimated Fair Value	Estimated Fair Value
		(RMB)	(RMB)	(RMB)	(US$)
Held-to-maturity securities
- Fixed rate time deposits		3,802,050,000	—	3,802,050,000	557,003,472
Total short-term investments		3,802,050,000	—	3,802,050,000	557,003,472

		December 31, 2008
	Note	Carrying Value	Unrealized Gains/(Losses)	Estimated Fair Value	Estimated Fair Value
		(RMB)	(RMB)	(RMB)	(US$)
Held-to-maturity securities
- Fixed rate time deposits		2,500,380,000	—	2,500,380,000	366,490,289
- Adjustable rate structured notes	(1)	803,401,863	—	803,401,863	117,757,694
Trading securities
- Adjustable rate structured note	(2)	68,346,352	(300,493)	68,045,859	9,973,742
Total short-term investments		3,372,128,215	(300,493)	3,371,827,722	494,221,725

(1)	As of December 31, 2008, held-to-maturity securities of RMB803,401,863 are adjustable rate investments issued by financial institutions, with the maturity of less than one year. These adjustable rate investments are structured notes in nature with an adjustable interest rate ranging from 0% to 4.86% depending on

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009

4. SHORT-TERM INVESTMENTS  – (continued)

whether a reference interest rate index (i.e. LIBOR) is within a predetermined range. These adjustable rate structured notes matured in 2009.

There were no held-to-maturity adjustable rate structured notes held by the Group as of December 31, 2009.

(2)	As of December 31, 2008, the Group had an adjustable rate structured note, which was invested on February 26, 2008 with a one-year maturity, amounting to RMB68,045,859 (US$9,973,742) with an adjustable interest rate ranging from 0% to 8% with reference to the price of wheat and soybean during the predetermined observation period. For the year ended December 31, 2008, unrealized holding losses of RMB300,493 for trading securities are included in earnings. The adjustable structured note matured in 2009 with a realized gain of RMB320,777 included in the 2009 investment income (loss) under the accompanying consolidated statements of operations and comprehensive income.

There were no trading securities held by the Group as of December 31, 2009.

The Company recorded interest income of RMB102,200,467 for the year ended December 31, 2009 (2008: RMB46,124,136, 2007: Nil) in the consolidated statements of operations and comprehensive income.

5. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

		December 31,
	Note	2008	2009
		(RMB)	(RMB)	(US$)
Prepaid expenses	(1)	25,779,438	22,486,679	3,294,317
Staff advances	(2)	7,774,912	4,587,742	672,108
Advances to suppliers		2,511,930	6,703,688	982,096
Rental deposits		1,297,118	1,651,186	241,900
Prepaid game distribution license fee	(3)	5,341,373	5,341,373	782,516
Tax receivable		—	10,729,546	1,571,887
VAT refundable		—	32,167,993	4,712,637
Funds in transit in establishing new subsidiaries		—	4,060,000	448,293
Interest receivable		3,165,441	33,226,350	4,867,688
Others		2,221,730	4,567,729	815,677
Total		48,091,942	125,522,286	18,389,119

(1)	Prepaid expenses mainly relate to prepayments for Internet Data Center (“IDC”) services or space rental and facilities.
(2)	Staff advances relates to cash advances given to certain employees for use during business operations and are recognized as sales and marketing expenses when expended.
(3)	On February 6, 2008, the Group and a third party, Empire of Sports Ltd. entered into an agreement with regards to the licensing of “Empire of Sports” game by the Group. A fixed upfront fee of US$3,000,000 by installments is required to be paid. As of December 31, 2009, the Group has prepaid 25% of the total upfront fee of RMB5,341,373 (US$750,000), which is being recorded as a prepaid game distribution license fee.

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009

6. PROPERTY AND EQUIPMENT

Property and equipment and their related accumulated depreciation as of December 31, 2008 and 2009 are as follows:

	December 31,
	2008	2009
	(RMB)	(RMB)	(US$)
Computer equipment	255,480,593	271,642,612	39,795,868
Leasehold improvements	12,629,311	13,100,527	1,919,238
Furniture and fixtures	5,215,866	5,889,981	862,887
Motor vehicles	1,919,823	1,977,943	289,770
	275,245,593	292,611,063	42,867,763
Less: Accumulated depreciation	(61,340,469)	(113,941,081)	(16,692,463)
Property and equipment, net	213,905,124	178,669,982	26,175,300

Depreciation expense for the years ended December 31, 2007, 2008 and 2009 were RMB17,460,326, RMB40,126,174 and RMB52,965,806 (US$7,759,534) respectively.

7. INTANGIBLE ASSETS

Intangible assets and their related accumulated amortization as of December 31, 2008 and 2009 are as follows:

	As of December 31, 2008
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
	(RMB)	(RMB)	(RMB)
Online game product development costs	10,099,281	(4,199,777)	5,899,504
Purchased software	30,191,262	(6,264,372)	23,926,890
Intellectual property rights	66,300,000	—	66,300,000
Intangible assets, net	106,590,543	(10,464,149)	96,126,394

	As of December 31, 2009
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Net Carrying Value
	(RMB)	(RMB)	(RMB)	(US$)
Online game product development costs	31,715,109	(6,746,615)	24,968,494	3,657,905
Purchased software	45,421,880	(18,840,946)	26,580,934	3,894,129
Acquired software from acquisition of a subsidiary	478,862	—	478,862	70,153
Intellectual property rights	66,300,000	—	66,300,000	9,713,005
Intangible assets, net	143,915,851	(25,587,561)	118,328,290	17,335,192

Amortization expenses for the years ended December 31, 2007, 2008 and 2009 were RMB1,841,206, RMB8,120,619 and RMB15,123,412 (US$2,215,592) respectively.

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009

7. INTANGIBLE ASSETS  – (continued)

The estimated annual amortization expense for each of the five succeeding fiscal years is as follows:

	Amortization
	(RMB)	(US$)
For the years ending December 31,
2010	29,497,572	4,321,419
2011	25,526,840	3,739,703
2012	17,327,704	2,538,523
2013	15,458,144	2,264,631
2014	13,850,005	2,029,037

No impairment loss was recognized in any of the periods presented.

8. GOODWILL

The acquisition of Snow Wolf Software (see Note 3) resulted in a goodwill of RMB6,224,587 (US$911,907).

The changes in the carrying amount of goodwill are as follows:

	2008	2009
	(RMB)	(RMB)	(US$)
Balance as of January 1	—	—	—
Goodwill acquired	—	6,224,587	911,907
Balance as of December 31	—	6,224,587	911,907

No impairment loss was recognized in any of the periods presented.

9. OTHER ASSET

The other asset as of December 31, 2008 and 2009 is as follows:

	December 31,
	2008	2009
	(RMB)	(RMB)	(US$)
Land use right	—	85,239,597	12,487,671
Accumulated amortization	—	(579,629)	(84,916)
Land use right, net	—	84,659,968	12,402,755

In June 2009, the Group made a prepayment for the purchase of a land use right amounting to RMB85,239,597 (US$12,487,671) in Zhuhai Hi-Tech Industrial Area in Guangdong Province.

10. AVAILABLE-FOR-SALE INVESTMENTS

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

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009

10. AVAILABLE-FOR-SALE INVESTMENTS  – (continued)

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

The Promissory Note was recorded as an available-for-sale investment, subsequently measured at fair value each period, with unrealized gains and losses excluded from earnings and reported as a separate component of other comprehensive income (loss) in shareholders’ equity until realized. No unrealized gains or losses nor interest income were recorded, given that the Note was surrendered shortly after issuance as partial consideration for the purchase of 51.com’s Series C Preferred Shares (see Note 10(ii) below).

The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the Promissory Note under the requirements of ASC subtopic 815 (“ASC 815”), Derivatives and Hedging (Pre-codification: SFAS 133 Accounting for Derivative Instruments and Hedging Activities). The embedded conversion option did not qualify for derivative accounting because the underlying preferred shares into which the Promissory Note can be converted into are neither publicly traded nor readily convertible to cash. The Contingent Put Option did not qualify for derivative accounting because it is clearly and closely related to the host instrument.

(ii) Series C Preferred Shares in 51.com

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

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009

10. AVAILABLE-FOR-SALE INVESTMENTS  – (continued)

Redemption

At any time after five years from 51.com’s Series B Preferred Shares issuance date (April 27, 2007) (“Redemption Start Date”), at the option of any Series C Preferred Shares holders, 51.com shall redeem all of the Series C Preferred Shares at a redemption price per Series C Preferred Share equal to issuance price times 105%ˆN, where N represents a fraction consisting of a numerator of the number of days between the issuance date of Series C Preferred Shares and redemption date and the denominator of 365 days.

Conversion

The Series C Preferred Shares are convertible into ordinary shares at the option of the holder any time after the issuance date at a conversion ratio of 1-for-1 subject to certain adjustments. The Series C Preferred Shares shall automatically be converted into ordinary shares at the then applicable conversion price upon 51.com’s qualified public offering as defined in the agreement.

Liquidation Preference

The holders of the Series C Preferred Shares shall be entitled to receive, prior to any distribution to the holders of 51.com’s ordinary shares and Series A and B Preferred Shares, an amount equal to 100% of the issuance price, and all accrued or declared but unpaid dividends upon the following events unless waived in writing by the holders representing at least a majority in voting power of the outstanding 51.com’s Series A Preferred Shares, the holders representing at least 75% in voting power of the outstanding 51.com’s Series B Preferred Shares and the holders representing at least a majority in voting power of the outstanding Series C Preferred Shares:

a)	any liquidation, dissolution or winding up of 51.com or any company within the 51.com group;
b)	occurrence of a “Deemed Liquidation Event” which in essence would be triggered if (a) there is a sale, transfer or disposition of all or substantially all of the assets of 51.com; (b) there is a consolidation, merger, acquisition, reorganization or other change of control of 51.com with another entity such that the existing shareholders of 51.com cease to retain a majority of the voting power; (c) there is any change in applicable law such that the continued ownership by 51.com or the derived economic benefit from any transaction with entities owned or controlled by any of the 51.com founders, may become unlawful or invalid.

The Company recorded its investment in the Series C Preferred Shares as an available-for-sale investment. Subsequent to initial recognition, the available-for-sale investment is measured at fair value with changes in fair value recognized in accumulated other comprehensive income (loss) included in shareholders’ equity. As of December 31, 2008 and 2009, the Company recorded the investment in 51.com at a fair value of RMB450,006,853 and RMB400,933,182 (US$58,737,043), respectively, with RMB 102,655,057 increase and RMB48,673,628 (US$7,130,727) decrease, respectively, in fair value of the investment (credited) debited, respectively, to other comprehensive income (loss).

The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the Series C Preferred Shares under the requirements of ASC 815. The embedded conversion option, redemption option and the deemed liquidation event did not qualify for derivative accounting because the underlying ordinary shares into which the Series C Preferred Shares can be converted into, are neither publicly traded nor readily convertible to cash.

(iii) Shanghai Yang Xun Computer Technology Co. Ltd. secured promissory note

On April 20, 2009, the Company purchased a secured promissory note (“YXT Promissory Note”) with a principal amount of RMB34,701,000 (US$5,000,000) from Mr. Yan, the founder of Shanghai Yang Xun Computer Technology Co. Ltd. (“Yang Xun Technology”). The YX Promissory Note was secured by the 20%

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009

10. AVAILABLE-FOR-SALE INVESTMENTS  – (continued)

shares of Yang Xun Technology owned by Mr. Yan. Yang Xun Technology is a mobile platform operating company, which provides mobile games and other value added services in China.

The outstanding principal amount of the YXT Promissory Note will be payable in full upon the demand of the Company 121 days after the establishment of a Cayman Islands holding company (“Yang Xun Cayman”). If Yang Xun Cayman is not established within six months from the inception of the YXT Promissory Note, the Company can convert the note into 20% of Yang Xun Technology’s common shares (“Contingent Conversion Option 1”). The YXT Promissory Note is interest free due to its short-term nature. Upon establishment of Yang Xun Cayman, the Company can elect to surrender the YXT Promissory Note at any time as consideration for the purchase of Yang Xun Cayman’s Series A Preferred Shares (“Contingent Conversion Option 2”).

In certain events of default as defined in detail in the agreement, the unpaid principal amount of the YXT Promissory Note will be immediately due and payable (“Contingent Put Option”) or the Company can elect to convert the note into 20% of Yang Xun Technology’s common shares (“Contingent Conversion Option 3”).

The YXT Promissory Note was recorded as an available-for-sale investment and subsequently measured at fair value at each reporting period, with unrealized gains and losses excluded from earnings and reported as a separate component of other comprehensive income (loss) in the shareholders’ equity until realized.

On May 26, 2009, Yang Xun Technology established a Cayman Islands holding company, Mobile Embedded Technology (“MET”). On September 13, 2009, the Company elected to surrender the YXT Promissory Note as consideration for the Series A Preferred Shares in MET (see Note 10(iv) below).

The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the YXT Promissory Note under the requirements of ASC 815. The embedded contingent conversion options and put options, respectively, did not qualify for derivative accounting because the underlying shares of Yang Xun Technology and MET, respectively, are neither publicly traded nor readily convertible to cash.

(iv) Series A Preferred Shares in MET

On September 13, 2009, the Company entered into an agreement to invest in 5,000,000 redeemable convertible Series A Preferred Shares of MET (the “Series A Preferred Shares”) with total cash consideration of RMB35,157,500 (US$5,000,000).

Significant terms of the Series A Preferred Shares are summarized as follows:

Voting Rights

The holder of the Series A Preferred Shares is entitled to the number of votes equal to the number of ordinary share on an as-converted basis, except for certain matters or significant equity transactions that would require approvals from various classes of shareholders as described in detail in the agreement.

Dividends

The holder is entitled to receive, on an annual basis, preferential, cumulative dividends at the rate equal to the greater of (i) two percent (2%) of the Original Series A Issue Price (as adjusted for any share splits, share dividends, combinations, recapitalizations or similar transactions), or (ii) the dividend that would be paid with respect to the ordinary shares into which the Series A Preferred Share could be converted, as declared by the MET’s Board of Directors. Dividends are payable only when and only if declared by the MET’s Board of Directors.

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009

10. AVAILABLE-FOR-SALE INVESTMENTS  – (continued)

Redemption

At any time after five years from MET’s Series A Preferred Shares issuance date (September 13, 2009)(“Redemption Start Date”), at the option of any Series A Preferred Shares holders, MET shall redeem all of the Series A Preferred Shares at a redemption price per Series A Preferred Share equal to 120% of issuance price.

Conversion

The Series A Preferred Shares are convertible into ordinary shares at the option of the holder any time after the issuance date at a conversion ratio of 1-for-1 subject to certain adjustments. The Series A Preferred Shares shall automatically be converted into ordinary shares at the then applicable conversion price upon MET’s qualified public offering as defined in the agreement.

Liquidation Preference

The holders of the Series A Preferred Shares shall be entitled to receive, prior to any distribution to the holders of MET’s common shares, an amount equal to 120% of the issuance price (adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions), plus all dividends accrued and unpaid with respect thereto (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions) per Series A Preferred Share then held by such holder upon the following events unless waived in writing by the holders at least fifty percent in voting power of the outstanding Series A Preferred Shares, voting together as a single class on an as-converted basis:

a)	any consolidation, amalgamation or merger of MET with or into any person or any other corporate reorganization;
b)	a sale of all or substantially all of the assets of MET;
c)	the termination of, or making any unilateral amendments without the prior written approval of the Series A Director to, the Exclusive Business Cooperation and Services Agreement, Equity Pledge Agreement, Option Agreement, Business Operating Agreement and Power of Attorney; or
d)	the exclusive licensing of all or substantially all of the MET’s intellectual property to a third party.

The Company recorded the investment in the Series A Preferred Shares as an available-for-sale investment. Subsequent to initial recognition, the available-for-sale investment is measured at fair value with changes in fair value recognized in accumulated other comprehensive income (loss) included in shareholders’ equity. As of December 31, 2009, the Company recorded the investment in MET at a fair value of RMB50,033,452 (US$7,329,942), with RMB15,909,113 (US$2,330,698) increase in fair value of the investment credited to other comprehensive income (loss).

The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the Series A Preferred Shares under the requirements of ASC 815. The embedded conversion option, redemption option and the liquidation preference did not qualify for derivative accounting because the underlying ordinary shares into which the Series A Preferred Shares can be converted into, are neither publicly traded nor readily convertible to cash.

11. HELD TO MATURITY INVESTMENT

On August 21, 2009, the Group entered into a two year investment contract amounting to RMB500,000,000 with a fixed quarterly yield of 1.5% (6% per annum) with New China Trust. The investment contract is secured by 45,040,000 A-shares of Shanghai Pudong Development Bank (“PDB”), a company that is listed on the Shanghai Stock Exchange. Management has accounted for this investment as held-to-maturity in

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009

11. HELD TO MATURITY INVESTMENT  – (continued)

accordance with ASC 320-10 at amortized cost adjusted for any related premiums (discounts) over the estimate remaining period until maturity. There were no impairment indicators present associated with this investment at December 31, 2009.

12. PAYABLES AND ACCRUED EXPENSES

Payables and accrued expenses consist of the following:

	December 31,
	2008	2009
	(RMB)	(RMB)	(US$)
Payroll and welfare payables	48,860,780	48,737,038	7,140,016
Business tax, related surcharges and other taxes	26,575,257	32,810,237	4,806,727
Other payables
- computer equipment	3,759,563	598,340	87,657
- stock option*	706,548	1,850,210	271,057
Funds received in advance from individual investors in establishing new subsidiaries	—	5,213,000	763,710
Accrued expenses	9,920,811	23,126,307	3,388,023
Professional fee accruals	1,300,000	6,735,399	986,741
Others	1,181,377	1,967,459	288,235
Total	92,304,336	121,037,990	17,732,166

*	Starting from 2008, the Company used a broker to facilitate the cashless exercise of share options by employees. As of December 31, 2008 and 2009, the share options proceeds received from broker and payable to employees totaled RMB706,548 and RMB1,850,210 (US$271,057), respectively, which is recorded in other payables.

13. NON CONTROLLING INTERESTS

A reconciliation of the carrying amounts of subsidiaries consolidated by the Group and the non controlling interests is as follows:

	December 31, 2008		December 31, 2009
	Group	Non controlling Interests	Group	Non controlling Interests
	(RMB)	(RMB)	(RMB)	(RMB)
Beginning balance	—	—	—	—
Equity	—	—	5,355,000	5,145,000
Transactions with owners acting in their capacity as owners	—	—	—	—
Other comprehensive income	—	—	—	—
Non controlling interests from acquisition of a subsidiary	—	—	—	2,758,100
Net income			(307,346)	(294,493)
Ending balance	—	—	5,047,654	7,608,607
Ending balance (US$)	—	—	739,485	1,114,667

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009

14. GOVERNMENT FINANCIAL INCENTIVES

The financial incentives are granted by the municipal government to reward the Group for prompt tax payments and qualification as a high technology project. Such financial incentives are recorded within operating expenses as they are calculated with reference to business tax, individual income tax, and enterprise income tax, if any, paid or withheld by the Group companies at a predetermined percentage. The central government or municipal government could decide at any time to immediately eliminate or reduce these financial incentives. There is no guarantee that the Group will continue to receive these government financial incentives in the future. There are no conditions or performance obligations attached to these government financial incentives and once received, are not refundable. As a result, government financial incentives are recognized as income when received.

15. INCOME TAX EXPENSES

Cayman Islands, British Virgin Island, and Hong Kong

Under the current laws of Cayman Islands, British Virgin Island and Hong Kong, the Group is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Group to its shareholders, no Cayman Islands, British Virgin and Hong Kong withholding tax will be imposed.

In accordance with the new PRC Enterprise Income Tax Laws (the “PRC Income Tax Laws”) effective from January 1, 2008, enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC territory are considered PRC resident enterprises, subject to the PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” shall refer to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. The Company, if considered a PRC tax residence enterprise for tax purpose, would be subject to the PRC Enterprise Income Tax at the rate of 25% on its worldwide income.

Based on the assessment of facts and circumstances available at December 31, 2009, management believes that the Company, Eddia International and Giant HK are more likely than not non-PRC tax resident enterprises. It is possible the assessment of tax residency status may change in the next twelve months, pending announcement of new PRC tax rules in the future. The Group will continue to monitor its tax status.

China

The Group’s subsidiaries and VIE subsidiaries that are each incorporated in the PRC are subject to Corporate Income Tax (“CIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the PRC Income Tax Laws, respectively. Pursuant to the PRC Income Tax Laws, the Group’s PRC subsidiaries and VIE subsidiaries are subject to a CIT statutory rate of 25%.

Zhengtu Information was granted a 5-year tax holiday in 2006 which entitles it to enjoy a two-year CIT exemption followed by three-year 50% CIT reduction starting from the year 2006 to 2010. Under the PRC Income Tax Laws, it should be entitled to transitional rules whereby the CIT rate could gradually increase from 15% (which was the Zhengtu Information’s applicable tax rate in 2007) to 25% from the year 2008 to 2012 (i.e. 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011, 2012 and onwards, respectively) and the 5-year tax holiday could be retained until exhausted.

Zhengtu Information had also been approved as a “New and High Technology Enterprise” (the “NHTE”) and obtained the NHTE certificate (valid from 2008 to 2010) on November 25, 2008 issued by Shanghai Science and Technology Commission. In accordance with the PRC Income Tax Laws, an enterprise awarded with the NHTE status may enjoy a preferential CIT rate of 15% and the status is renewable and the re-application can be done prior to the current status expires.

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009

15. INCOME TAX EXPENSES  – (continued)

However, Zhengtu Information is not allowed to enjoy the preferential CIT rate of 15% and reduced tax rate under the transitional rules as described above at the same time. Zhengtu Information has adopted the transitional rules tax treatment for its remaining 3-year tax holiday (i.e. 9%, 10% and 11% for 2008, 2009 and 2010, respectively).

Giant Network, a VIE to which Zhengtu Information is deemed the primary beneficiary, has been recognized as a NHTE effective from 2008, and therefore enjoys a preferential tax rate of 15% from 2008 to 2009.

Zhengduo Information, Zhuhai Zhengtu, Wuxi Network, Jujia Network, Juhuo Network, Juhe Network and Snow Wolf Software are not entitled to enjoy any preferential tax rate for year 2009 and their applicable CIT rate is 25%.

The PRC Income Tax Law also imposes a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside China, which were exempted under the previous income tax and rules. A lower withholding tax rate will be applied if there is a tax treaty arrangement between mainland China and the jurisdiction of the foreign holding company. The foreign invested enterprise will be subject to the withholding tax starting from January 1, 2008. There were no distribution of dividends from the Group’s PRC subsidiaries in 2008 and 2009.

The Company had minimal operations in jurisdictions other than the PRC. Income before income tax expenses consists of:

	For the year ended December 31,
	2007	2008	2009
	(RMB)	(RMB)	(RMB)	(US$)
PRC	1,097,782,638	1,059,433,640	936,154,635	137,147,429
Non-PRC	38,561,645	93,522,322	7,924,628	1,160,965
Total	1,136,344,283	1,152,955,962	944,079,263	138,308,394

(a) Current Tax

Income tax expenses (benefits) consist of:

	For the year ended December 31
	2007	2008	2009
	(RMB)	(RMB)	(RMB)	(US$)
Current income taxes	30,911,888	96,381,254	83,328,105	12,207,636
Deferred income tax (benefits)/expenses	(30,911,888)	(57,013,446)	1,731,905	253,726
Taxation for the year	—	39,367,808	85,060,010	12,461,362

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009

15. INCOME TAX EXPENSES  – (continued)

A reconciliation of the differences between the statutory tax rate and the effective tax rate for CIT is as follows:

	For the year ended December 31
	2007	2008	2009
	(RMB)	(RMB)	(RMB)	(US$)
Expected taxation at PRC CIT statutory rate*	374,693,613	288,238,991	236,019,816	34,577,098
Favorable tax rate	(214,675,566)	(68,388,694)	(49,059,531)	(7,187,262)
Tax holiday	(171,708,844)	(90,293,820)	(71,351,432)	(10,453,044)
Non-deductible expenses (non-taxable income), net	11,690,797	4,666,318	(4,718,414)	(691,252)
Additional 50% tax deduction for qualified research and development expenses	—	(14,351,366)	(10,380,859)	(1,520,804)
Tax exempted VAT refund	—	—	(12,779,323)	(1,872,181)
Change in valuation allowance	5,873,249	(26,065,094)	—	—
Unrecognized tax benefits	30,911,888	(30,911,888)	—	—
Deferred tax benefits on future tax rate difference	(36,785,137)	(23,526,639)	(2,670,247)	(391,193)
Taxation for the year	—	39,367,808	85,060,010	12,461,362

*	The statutory EIT rate was 33% for the years ended December 31, 2007, and 25% for the year ended December 31, 2008 and 2009.

The Company has modified its effective tax rate reconciliation presentation to separately disclose “Favorable tax rate” and “Tax holiday”, which previously were presented in aggregate.

The benefit of tax holiday per basic and diluted earnings per share is as follows:

	For the year ended December 31
	2007	2008	2009
	(RMB)	(RMB)	(RMB)	(US$)
Basic	1.22	0.79	0.64	0.09
Diluted	1.19	0.76	0.62	0.09

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009

15. INCOME TAX EXPENSES  – (continued)

(b) Deferred Tax

The tax effects of temporary differences that give rise to deferred tax at December 31, 2008 and 2009 are as follows:

	December 31,
	2008	2009
	(RMB)	(RMB)	(US$)
Current deferred tax assets
Deferred revenue and advance from distributors	73,261,732	61,303,813	8,981,059
Accrued expenses	5,013,586	9,029,988	1,322,901
Bad debt loss	1,026,230	1,020,217	149,463
Share-based compensation expense	2,323,382	4,074,986	596,989
Tax loss	35,990,157	464,061	67,985
Less: valuation allowance	(24,122)	—	—
Net deferred tax assets	117,590,965	75,893,065	11,118,397
Non-current deferred tax assets
Intangible assets amortization	3,858,035	8,021,489	1,175,155
Share-based compensation expense	2,466,491	2,819,268	413,025
Less: valuation allowance	—	—	—
Net deferred tax assets	6,324,526	10,840,757	1,588,180

	December 31,
	2008	2009
	(RMB)	(RMB)	(US$)
Current deferred tax liabilities
Intangible assets amortization	—	214,339	31,401
Non current deferred tax liabilities
Unrealized holding gains	25,686,020	—	—
Intangible assets amortization	—	420,947	61,669

As of December 31, 2008 and 2009, the Group did not record a valuation allowance as management has assessed that it is more likely than not that all of the Group’s deferred tax assets will be realized.

The Group has a net tax operating loss carry-forward of approximately RMB1,856,000 attributed to one of its subsidiaries, Zhuhai Zhengtu, as of the year-end. The net operating loss will start to expire in 2015.

The Company intends to permanently reinvest all undistributed earnings of its foreign subsidiaries, as of December 31, 2009, to finance its future operations. The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009

15. INCOME TAX EXPENSES  – (continued)

(c) Unrecognized Tax Benefits

The following table summarizes the activity related to the Group’s unrecognized tax benefits from January 1, 2008 to December 31, 2009:

RMB
Balance as of January 1, 2008	30,911,888
Settlements of prior year tax positions	(30,911,888)
Increases related to current year tax positions	4,812,724
Balance as of December 31, 2008 and January 1, 2009	4,812,724
Increases related to current year tax positions	5,142,414
Balance as of December 31, 2009	9,955,138
Balance as of December 31, 2009 (US$)	1,458,436

As of December 31, 2008 and 2009, the Group recorded an unrecognized tax benefit of RMB4,812,724 and RMB9,955,138 (US$1,458,436), respectively, related to share-based compensation expense deductions. All of the unrecognized tax benefit, if recognized, would be recorded to additional paid-in capital. It is possible that the amount of unrecognized tax benefits will change in the next twelve months, pending clarification of current tax law or audit by the tax authorities. However, an estimate of the range of the possible change cannot be made at this time.

For the years ended December 31, 2007, 2008 and 2009, no interest or penalties related to uncertain tax positions were recognized.

The Group’s subsidiaries and VIE subsidiary registered in the PRC are subject to PRC CIT on the taxable income as reported in their PRC statutory accounts adjusted in accordance with relevant PRC Income Tax Laws. The Group’s tax years 2004 through 2009 remain subject to examination by tax authorities.

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009

16. EARNINGS PER SHARE

Basic earnings per share and diluted earnings per share have been calculated in accordance with ASC subtopic 260-10 (“ASC 260-10”), Earnings Per Share: Overall (Pre-codification: SFAS No. 128, Earnings Per Share) as follows:

	December 31,
	2007	2008	2009
	(RMB)	(RMB)	(RMB)	(US$)
Numerator:
Net income attributable to ordinary shareholders	1,136,344,283	1,113,588,154	859,313,746	125,890,175
Numerator for basic earnings per share	1,136,344,283	1,113,588,154	859,313,746	125,890,175
Numerator for diluted earnings per share	1,136,344,283	1,113,588,154	859,313,746	125,890,175
Denominator:
Number of shares outstanding, opening	200,000,000	257,241,526	227,018,426	227,018,426
Weighted average number of shares issued	10,591,364	452,702	726,931	726,931
Weighted average number of shares repurchased	(17,168)	(18,235,595)	(1,467,130)	(1,467,130)
Weighted average number of shares outstanding – basic	210,574,196	239,458,633	226,278,227	226,278,227
Dilutive effect of share options	5,681,307	8,436,443	7,682,329	7,682,329
Weighted average number of shares outstanding – diluted	216,255,503	247,895,076	233,960,556	233,960,556

17. SHARE OPTION SCHEME

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

On July 2, 2007, all consultants were transferred to employee status as they have been recruited as the Group’s employees. The fair value of the options to those consultants have been re-measured on the date those consultants became the Group’s employees and the compensation charges have been accounted for prospectively from the date of the change in employment status.

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009

17. SHARE OPTION SCHEME  – (continued)

Suspension of 2006 Stock Incentive Scheme

On October 12, 2007, the Company suspended the 2006 Stock Incentive Scheme. All unissued options authorized under the 2006 Stock Incentive Scheme have been returned to the general share pool and the Company will not grant any further options under the 2006 Stock Incentive Scheme. Existing issued awards under the 2006 Stock Incentive Scheme are not affected by the suspension.

2007 Stock Incentive Scheme

On October 12, 2007, the Company authorized the 2007 Stock Incentive Scheme that provides for the issuance of awards to officers (including directors), employees of the Group and consultants (collectively, “the grantees”).

Types of awards available for grant under the 2007 Stock Incentive Scheme include, but not limited to, share options (including both incentive and non-qualified), stock appreciation rights (“SAR”), performance-based awards and restricted stock. Performance-based awards are only granted to officers and employees of the Group and the performance goals are determined by the Board of Directors. Such performance-based awards may be paid in cash or shares which will be determined upfront. The Board of Directors will determine the type, the number, the exercise price and the vesting terms of the awards. The maximum number of shares authorized for issuance under the 2007 Stock Incentive Scheme is 7,800,000. The share options and SARs, if and when issued, have a maximum term of ten years. The 2007 Stock Incentive Plan provides for two terms to grantees. These awards vest either over a five or a four year period, with 20% or 25%, respectively, of the options to vest on each of the first, second, third, fourth and fifth anniversaries of the award date as stipulated in the share option agreement. The Company did not grant any SAR or performance based awards as of December 31, 2009.

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

On February 27, 2009, the Board of Directors approved the grant of 335,000 share options (non performance-based and to be settled in shares) at the exercise prices of US$6.00, pursuant to the 2007 Stock Incentive Scheme.

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

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009

17. SHARE OPTION SCHEME  – (continued)

The fair values of stock options granted to employees were estimated using the following weighted average assumptions:

	For the year ended December 31,
	2007	2008	2009
Suboptimal exercise factor	1.5	1.5	1.5
Risk-free interest rates	4.50 – 5.06%	3.50 – 3.99%	2.94%
Expected volatility	48.99 – 58.25	57.52 – 57.64	60.40
Expected dividend yield	0%	0%	2.5%
Fair value of share option	RMB2.00 to RMB54.92	RMB21.64 to RMB42.59	RMB17.35 to RMB22.37
Estimated forfeiture rate	0 to 10% per annum	0 to 2% per annum	2% per annum

Share options issued to employees

The following table summarizes the Company’s share option activity as of and for the year ended December 31, 2008 and 2009.

	Number of options	Weighted average exercise price(RMB)	Weighted average remaining contractual life (Years)	Aggregate intrinsic value (RMB)
Outstanding, December 31, 2008 and January 1, 2009	14,305,100	26.14	4.80	368,089,492
Granted	335,000	40.96	—	—
Exercised	(1,371,366)	13.65	—	—
Forfeited/Cancelled	(267,600)	55.83	—	—
Outstanding, December 31, 2009	13,001,134	27.24	3.94	363,500,831
Vested and expected to vest at December 31, 2009	12,791,851	27.28	3.94	357,517,161
Exercisable at December 31, 2009	5,332,534	26.44	3.67	155,215,947

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the fair value of the Company’s shares as at December 31, 2009, for those awards that have an exercise price currently below the fair value of the Company’s shares. The total intrinsic value of options exercised during the year ended December 31, 2009 was approximately RMB53,100,000 (US$7,800,000) (2008: RMB56,200,000).

The weighted average estimated fair value of options granted to employees of the Group during fiscal years ended 2007, 2008 and 2009 was RMB 18.40, RMB28.74 and RMB20.32 (US$2.98) respectively. The total fair value of options vested during the year ended December 31, 2007, 2008 and 2009 was RMB3,373,966, RMB21,421,966 and RMB26,551,305 (US$3,889,788), respectively.

As of December 31, 2009, there was RMB35,388,800 (US$5,184,489) of unrecognized share-based compensation cost related to share options issued to employees. That deferred cost is expected to be recognized over a weighted-average vesting period of 2.82 years. To the extent the actual forfeiture rate is different from original estimate, actual share-based compensation related to these awards may be different from the expectation.

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009

17. SHARE OPTION SCHEME  – (continued)

The following table sets forth the components of share-based compensation expense for share options issued to employees from the Company’s share option scheme both in absolute amount and as a percentage of net revenue for the year indicated.

	For the year ended December 31,
	2007	2008	2009
	(RMB)	(RMB)	(RMB)	(US$)%
Net revenue	1,527,536,426	1,594,679,786	1,303,835,447	191,012,972	100%
Cost of services	1,673,779	3,456,635	1,245,984	182,538	0.10%
Research and product development expenses	6,151,415	10,874,546	9,573,183	1,402,479	0.73%
Sales and marketing expenses	960,335	2,071,956	1,139,408	166,924	0.09%
General and administrative expenses	13,613,371	29,728,437	18,616,815	2,727,379	1.43%
Total share-based compensation included in cost of services and total operating expenses	22,398,900	46,131,574	30,575,390	4,479,320	2.35%

The total share-based compensation cost capitalized as part of intangible assets — online game product costs for the year ended December 31, 2007, 2008 and 2009 are Nil, Nil and RMB1,463,330, respectively.

Share options issued to consultants

The fair values of stock options granted to consultants in the following year was estimated using the following weighted average assumptions:

For the year ended December 31, 2007
Suboptimal exercise factor	1.5
Risk-free interest rates	4.50 – 5.06%
Expected volatility	48.99 – 58.25
Expected dividend yield	0%
Fair value of share option	RMB6.64 to RMB11.20
Estimated forfeiture rate	0% per annum

On July 2, 2007, all consultants were transferred to employee status as they were recruited as the Company’s employees. There are no share options issued to consultants for the remaining of 2007, and in 2008 and 2009. As such, there is no unrecognized share-based compensation cost balance related to share options issued to consultants as of December 31, 2008 and 2009.

The weighted average estimated fair value of options granted to consultants during the fiscal year ended December 31, 2007, 2008 and 2009 was RMB9.62, Nil and Nil, respectively.

The following table sets forth the components of share-based compensation expense for share options issued to consultants from the Company’s share option scheme both in absolute amount and as a percentage of net revenue for the period indicated.

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009

17. SHARE OPTION SCHEME  – (continued)

For the year ended December 31, 2007
(RMB)
Net revenue	1,527,536,426
Research and product development expenses	2,115,965
General and administrative expenses	348,750
Total share-based compensation included in total operating expenses	2,464,715

18. EMPLOYEE BENEFITS

The full-time employees of the Company’s subsidiaries and the VIE subsidiary that are incorporated in the PRC are entitled to staff welfare benefits, including medical care, housing subsidies, unemployment insurance and pension benefits. These companies are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations, and to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The Group’s PRC subsidiaries and VIE subsidiary have no legal obligation for the benefits beyond the contributions made. The total amounts expensed in the consolidated statements of operations and comprehensive income for such employee benefits amounted to RMB12,541,921, RMB14,469,679 and RMB22,890,106 (US$3,353,419), for the years ended December 31, 2007, 2008 and 2009, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

19. RELATED PARTY TRANSACTIONS

The principal related parties with which the Group had transactions during the years presented are as follows:

Name of related party	Relationship with the Group
Vogel Holding Group Ltd (“Vogel’)	Company controlled by Mr. Shi Yuzhu
Lager Network Technology Co, Ltd. (“Lager Network”)	Company with the same key senior executive of the Company prior to June 2009
Shanghai 51 network development Co,. Ltd. (“51 Network”)	A VIE of 51.com invested by Giant Interactive
Prexton Investment Ltd., (“Prexton Investment”)	Company with the same key senior executive of the Company

Significant related party transactions were as follows:

	For the year ended December 31,
	2008	2009
	(RMB)	(RMB)	(US$)
License fee received and receivable from Lager Network	3,782,018	918,155	134,510
Payroll paid on behalf by Lager Network	(2,421,579)	(921,338)	(134,977)
Proceeds repaid to Vogel	13,710,697	—	—
Technical service fee paid to 51 network	—	(13,909)	(2,038)
Rental fee to Prexton Investment	—	(21,548)	(3,157)

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009

19. RELATED PARTY TRANSACTIONS  – (continued)

A total of RMB13,710,697 of the proceeds from the initial public offering has been received on behalf of and is payable to the selling shareholder, Vogel as of December 31, 2007. The amount has been repaid to Vogel in the first quarter of 2008.

The Company recorded royalty fees of RMB918,155 (US$134,510) received and receivable from Lager Network for the year ended December 31, 2009 (2008: RMB3,782,018). The Company and Lager Network entered into an arrangement in 2008 whereby Lager Network will pay on the Company’s behalf for services rendered by certain of the Group’s employees to partially offset the outstanding royalty fees due to the Company. The total amount of paid on behalf as a result of the arrangement was approximately RMB4,400,000 (US$640,000) as of 2009 (2008: RMB2,400,000). The management has considered the recoverability of the remaining unsettled royalty fee and made a provision of RMB6,801,449 (US$996,418) as of December 31, 2009. Lager Network is no longer the Company’s related party as the Company’s senior executive has resigned from the directorship of Lager Network with effect from June 2009.

The Company paid technical service fees of RMB13,909 (US$2,038) to 51 Network for the platform support to facilitate the operation of the Company’s online game for the year ended December 31, 2009.

Due from related parties as of December 31, 2008 and 2009 are as follows:

	December 31,
	2008	2009
	(RMB)	(RMB)	(US$)
Receivable from:
-Lager Network	6,639,131	6,801,449	996,418
-Prexton Investment	—	3,592	526
Less: Allowance	(6,639,131)	(6,801,449)	(996,418)
Total	—	3,592	526

Movements in allowance are as follows:

	December 31,
	2007	2008	2009
	(RMB)	(RMB)	(RMB)	(US$)
Balance at the beginning of the year	—	—	6,639,131	972,638
Amounts charged to expenses	—	6,639,131	—	—
Foreign currency translation difference	—	—	162,318	23,780
Total	—	6,639,131	6,801,449	996,418

The Company paid rental fees of RMB21,548 (US$3,157) to Prexton Investment for office premises rented in Hong Kong for the year ended December 31, 2009. The Company also paid RMB 3,592 (US$526) in rental deposits to Prexton Investment, which will be returned to the Company when the lease expires.

All balances with the related parties as of December 31, 2008 and 2009 were unsecured, interest-free and have no fixed term of repayment.

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009

20. TREASURY STOCK

During 2007 and 2008, the Company repurchased 1,429,100 ADSs and 16,055,000 ADSs, respectively under the Share Repurchase Plan 1 for a total consideration of approximately RMB127,000,000 and RMB1,320,000,000, respectively. The Company has fulfilled and completed the Share Repurchase Plan 1 on February 13, 2008 with a total of 17,484,100 ADSs repurchased amounting to approximately RMB1,447,000,000 (US$200,000,000).

During 2008, the Company has repurchased 14,947,200 ADSs amounting to approximately RMB667,000,000 under the Share Repurchase Plan 2. During 2009, the Company repurchased another 1,570,785 ADSs under the Share Repurchase Plan 2 for a total consideration of approximately RMB63,000,000 (US$9,200,000).

As of December 31, 2009, the Company has repurchased a total 34,002,085 ADSs, (2008: 32,431,300 ADSs) amounting to approximately RMB2,177,000,000 (US$319,000,000) (2008: RMB2,114,000,000).

21. DIVIDEND

Pursuant to a Board of Directors’ resolution dated February 27, 2009, the Company declared a total dividends of RMB277,652,205 (US$40,607,863) paid out of 2008’s net distributable profits to the shareholders of the Company who were registered members of the Company as of March 27, 2009. An amount of RMB277,652,205 (US$40,607,863) has been paid out on April 14, 2009.

In 2008 and 2007, the Company has paid dividends of RMB593,498,287 and RMB190,849,830, respectively, both of which were declared in 2007.

22. STATUTORY RESERVES

In accordance with the Regulations on Enterprises with Foreign Investment of China and the articles of association, Zhengtu Information, being a foreign invested enterprise established in the PRC, is required to provide for certain non-distributable reserves, namely general reserve fund, enterprise expansion fund and staff welfare and bonus fund, all of which are appropriated from after-tax profits as reported in its PRC statutory financial statements. Zhengtu Information is required to allocate at least 10% of their after-tax profits to the general reserve fund until such fund has reached 50% of its registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors of Zhengtu Information. Appropriation to the staff welfare and bonus fund, if any is charged to general and administrative expenses. There have not been any appropriations to the enterprise expansion fund and staff welfare and bonus fund made for the any of the periods stated herein.

In accordance with the PRC Company Laws, Zhengtu Network, being a domestic company, must make appropriations from its after-tax profits as reported in its PRC statutory financial statements to non-distributable reserve funds, namely statutory surplus fund, statutory public welfare fund and discretionary surplus fund. Zhengtu Network is required to allocate at least 10% of its after-tax profits to the statutory surplus fund until such fund has reached 50% of its registered capital. Appropriation to the statutory public welfare fund is 5% to 10% of their after-tax profits as reported in the PRC statutory financial statements.

General reserve fund and statutory surplus fund are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company. Staff welfare and bonus fund and statutory public welfare fund are restricted to the capital expenditures for the collective welfare of employees. Enterprise expansion fund is restricted to expansion of production and operation and increasing registered capital of the respective company. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, neither are they allowed for distribution except under liquidation.

For the year ended December 31, 2008 and 2009, Giant Network and Zhengtu Information have appropriated RMB22,349,227 (US$3,274,180) and RMB21,541,046 (US$3,155,781) to statutory surplus fund and general reserve fund, respectively.

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009

23. COMMITMENTS AND CONTINGENCIES

Operating lease agreements

The Group has entered into operating lease arrangements mainly relating to its office premises and computer equipment. Future minimum lease payments for non-cancelable operating leases as of December 31, 2009 are as follows:

	Office premises	Computer equipment	Total
	(RMB)	(RMB)	(RMB)	(US$)
2010	11,280,171	5,175,939	16,456,110	2,410,834
2011	9,387,600	—	9,387,600	1,375,291
2012	9,618,935	—	9,618,935	1,409,182
2013	8,033,088	—	8,033,088	1,176,854
Total	38,319,794	5,175,939	43,495,733	6,372,161

Total rental expenses were RMB37,706,159, RMB67,759,667 and RMB70,216,710 (US$10,286,806) for the years ended December 31, 2007, 2008 and 2009 respectively.

Commitments

Capital commitments

Capital commitments for purchase of property, equipment and software as of December 31, 2009 are approximately RMB22,819,477 (US$3,343,072). The payments for the commitments for these purchases are expected to be settled within the next 12 months.

Online game licensing upfront fee commitment

In December 2009, Zhengduo Information signed an exclusive licensing agreement with South Korea Co., Ltd. to operate Elsword in China. The Company is committed to pay RMB4,778,130 (US$700,000) in licensing fees by December 2010.

Incentive commitment

As of December 31, 2009, the Company is committed to pay a bonus amounting RMB4,000,000 to the Snow Wolf Software R&D project team if certain milestones are achieved.

Contingencies

Compliance with PRC regulations limiting foreign ownership of internet content services provider

PRC regulations currently limit foreign ownership of companies that provide Internet content services, which include operating online games, to 50%. In addition, foreigners or foreign invested enterprises are currently not able to apply for the required licenses for operating online games in the PRC. The Company is incorporated in the Cayman Islands and accordingly Zhengtu Information is considered as a foreign invested enterprise under PRC law. In order to comply with foreign ownership restrictions, the Group operates its online games business in the PRC through Giant Network, which is majority owned by Mr. Yuzhu Shi, a PRC citizen. Giant Network holds the licenses and approvals that are required to operate the online games business and Zhengtu Information owns the substantial majority of the physical assets required to operate the online game business. Zhengtu Information has entered into a series of contractual arrangements with Giant Network, pursuant to which Zhengtu Information provides Giant Network with services and software licenses in exchange for fees, and Zhengtu Information undertakes to provide financial support to Giant Network to the extent necessary for its operations. In addition, Zhengtu Information has entered into agreements with Giant Network and its equity holders that provide it with the ability to control Giant Network. In the opinion of management, (i) the ownership structure of the Company, Zhengtu Information and Giant Network are in

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009

23. COMMITMENTS AND CONTINGENCIES  – (continued)

compliance with existing PRC laws and regulations; (ii) the contractual arrangements with Giant Network and its shareholders are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Group’s business operations are in compliance with existing PRC laws and regulations in all material respects. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Group and its contractual arrangements with Giant Network are found to be in violation of any existing or future PRC laws and regulations, the Group may be required to restructure its ownership structure and operations in the PRC to comply with the changing and new PRC laws and regulations. In the opinion of management, the likelihood of loss in respect of the Group’s current ownership structure or the contractual arrangements with Giant Network is remote.

Class actions

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

The actions were consolidated by stipulation on January 31, 2008, into Giant Interactive Group, Inc. Securities Litigation. On August 5, 2008, the Court appointed a Lead Plaintiff and its Counsel in the consolidated action. The Lead Plaintiff filed a Consolidated Amended Complaint on October 6, 2008. The Company, Merrill Lynch & Co. and UBS Investment Bank filed motions to dismiss the Consolidated Amended Complaints on November 21, 2008. These motions were fully briefed and will be deemed submitted for oral argument as of February 25, 2009. The Court has not yet scheduled a hearing on the motions to dismiss. Since no hearing on the motions scheduled at this time, the Company’s management has been advised by its legal counsel it is impracticable to conclude on the likelihood of an unfavorable outcome or the amount or range of any possible loss to the Company.

Income taxes

As of December 31, 2009, the Group has recognized RMB9,955,138 (US$1,458,436) (2008: RMB4,812,724) of unrecognized tax benefits. The final outcome of these tax uncertainties is dependent upon various matters including tax examinations, changes in regulatory tax laws, interpretation of those tax laws or expiration of

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009

23. COMMITMENTS AND CONTINGENCIES  – (continued)

status of limitation. However, based on the number of jurisdictions, the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. As of December 31, 2008 and 2009, the Group classified RMB4,812,724 and RMB9,955,138 (US$1,458,436) of unrecognized tax benefits as a current liability, respectively.

24. FAIR VALUE MEASUREMENT

Effective January 1, 2008, the Group adopted ASC subtopic 820-10 (“ASC 820-10”), Fair Value Measurement and Disclosure: Overall (Pre-codification: SFAS 157, Fair Value Measurement). ASC 820-10 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Although the adoption of ASC 820-10 did not impact the Group’s financial condition, results of operations or cash flow, ASC 820-10 requires additional disclosures to be provided on fair value measurement.

ASC 820-10 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 — Unobservable inputs which are supported by little or no market activity.

ASC 820-10 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

In accordance with ASC 820-10, the Company measures trading securities and available-for-sale investments at fair value. Trading securities are classified within Level 2 because they are valued using a model utilizing market direct and indirect observable inputs, such as price index of wheat and soybean, its historical volatility and risk-free interest rate. The respective available-for-sale investments are classified within Level 3 as its valuation is based on a model utilizing unobservable inputs which require significant management judgment and estimation.

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009

24. FAIR VALUE MEASUREMENT  – (continued)

Assets measured at fair value on a recurring basis are summarized below:

	Fair Value Measurement at December 31, 2009 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)	Fair Value at December 31, 2009
	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
Available-for-sale investments	—	—	450,966,634	450,966,634	66,066,985
Total	—	—	450,966,634	450,966,634	66,066,985

	Fair Value Measurement at December 31, 2008 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)	Fair Value at December 31, 2008
	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
Trading securities:
- Adjustable rate structured notes	—	68,045,859	—	68,045,859	9,973,742
Available-for-sale investments	—	—	450,006,853	450,006,853	65,959,231
Total	—	68,045,859	450,006,853	518,052,712	75,932,973

The following table summarizes the valuation of the available-for-sale investments:

Amount
(RMB)
Fair value of available-for-sale investment as at January 1, 2008	—
Series C Preferred Shares in 51.com on July 1, 2008	348,683,006
Unrealized gain in fair value (see Note 10)	102,655,057
Transfer in and/or out of Level 3	—
Effect of exchange rate change	(1,331,210)
Fair value of available-for-sale investment as at December 31, 2008	450,006,853
Series A Preferred Shares in MET on September 13, 2009	34,157,500
Unrealized gain in fair value of Series A Preferred Shares in MET (see Note 10)	15,909,113
Unrealized loss in fair value of Series C Preferred Shares in 51.com (see Note 10)	(48,673,628)
Transfer in and/or out of Level 3	—
Effect of exchange rate change	(433,204)
Fair value of available-for-sale investment as at December 31, 2009	450,966,634
Fair value of available-for-sale investment as at December 31, 2009 (US$)	66,066,985

The fair value of available-for-sale investment in Series C Preferred Share of 51.com as of December 31, 2008 and 2009 was estimated using an enterprise value allocation (“EVA”) model.

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009

24. FAIR VALUE MEASUREMENT  – (continued)

The EVA model requires inputs of highly subjective assumptions including the expected stock price volatility and the probability of occurrence under three different scenarios (which is based on management reasonable estimation), namely 1) an initial public offering occurs (“IPO”), 2) 51.com liquidates (“Liquidation”) and 3) 51.com’s preferred share are redeemed at maturity (“Redemption”). For the expected volatilities, the Company has made reference to historical volatilities of several comparable companies. The risk-free rate is based on the yield of U.S. Dollar China Sovereign Bond as of December 31, 2008 and 2009 with the term corresponding to the maturity of the preferred shares.

The fair values of the Series C Preferred Share were estimated using the following assumptions:

	December 31,
	2008	2009
Risk-free interest rates	3.15%	1.84%
Expected volatility	55.15%	62.02%
Probabilities of different scenarios:
- IPO	50%	50%
- Liquidation (including deemed liquidation events as defined in Note 10)	25%	25%
- Redemption	25%	25%

The fair value of the 100% equity interest of 51.com was determined based on an independent valuation using an income approach.

In September 2009, the Company made an investment in MET’s Series A Preferred Shares with both  redemption and conversion features. This investment is recognized as an available-for-sale investment and its fair value was estimated using an enterprise value allocation (“EVA”) model as of December 31, 2009.

The EVA model requires inputs of highly subjective assumptions including the expected stock price volatility and the probability of occurrence under three different scenarios (which is based on management reasonable estimation), namely 1) an initial public offering occurs (“IPO”), 2) MET liquidates (“Liquidation”) and 3) MET’s preferred share are redeemed at maturity (“Redemption”). For the expected volatilities, the Company has made reference to historical volatilities of several comparable companies. The risk-free rate is based on the yield of U.S. Dollar China Sovereign Bond as of December 31, 2009 with the term corresponding to the maturity of the preferred shares.

The fair values of the Preferred Share A were estimated using the following assumptions:

December 31, 2009
Risk-free interest rates	3.17%
Expected volatility	60.72%
Probabilities of different scenarios:
- IPO	50%
- Liquidation (including deemed liquidation events as defined in Note 10)	25%
- Redemption	25%

The fair value of the 100% equity interest of MET was determined based on an independent valuation using an income approach.

GIANT INTERACTIVE GROUP, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2007, 2008 and 2009

25. SUBSEQUENT EVENTS

Establishment of new subsidiaries and an equity investee

On January 4, January 15, January 21, January 24, and March 29, 2010, Zhengduo Information established Shanghai Juyan Network Technology Co. Ltd, Guangzhou Langqi Network Technology Co., Ltd, Shanghai Juxi Network Technology Co. Ltd, Shanghai Juxian Network Technology Co. Ltd and Chengdu Jufan Network Technology Co., Ltd, each with 51% equity interest for the initial capital contribution of RMB2,400,000 (US$351,600), RMB3,060,000 (US$448,300), RMB1,300,000 (US$190,450), RMB1,830,000 (US$268,100) and RMB1,890,000 (US$276,900), respectively. The respective subsidiaries’ principal activities are of online game research and development.

On February 4, 2010, Zhengduo Information acquired a 30% equity interest for a total amount of RMB3,000,000 (US$439,500) in Shanghai Tonghua Network Technology Co. Ltd (“Tonghua”) whose principal activity is online game research and development. Tonghua is an affiliated company over which the Group has significant influence but does not have control, and the investment is accounted for by the equity method of accounting.

On April 28, 2010, Giant Network established Shanghai Zhengju Information Technology Co. Ltd with 100% equity interest for the initial capital contribution of RMB1,000,000 (US$146,500). This subsidiary's principal activity is of online games operation.

Allods Online

On January 25, 2010, the Zhengduo Information entered into an exclusive agreement with Mail.Ru Inc.(“Mail.Ru”), a leading internet portal and online game publisher in Russia, to operate Allods Online. Allods Online is a free-to-play 3D MMORPG developed by Astrum Nival, LLC (“Astrum Nival”), a studio owned by Mail.Ru, in the PRC. The Company plans to begin localizing and tailoring the game to Chinese gamers’ preferences in the second quarter of 2010. The Company is scheduled to pay a licensing fee totaling RMB27,303,600 (US$4,000,000) in installments per the agreement upon the achievement of certain milestones.

Restricted shares

On April 23, 2010, the Board of Directors approved the grant of 797,000 restricted shares (non performance-based and the awards are settled in shares), to certain officers and employees of the Group pursuant to the 2007 Stock Incentive Scheme.

Dividends

Pursuant to a Board of Director’s resolution dated April 15, 2010, the Company declared a dividend of approximately RMB279,200,000 (US$40,900,000) paid out of 2009’s net distributable profits to the shareholders as of record on April 26, 2010. The dividends were paid on May 10, 2010.

Investment

On April 23, 2010, the Board of Directors approved a one year investment contract amounting to RMB800.0 million (US$117.2 million) with a fixed annual yield of 9.0% with New China Trust. The investment contract is secured by the land use right of a commercial land parcel located at Zhangjiang Hi-Technology Park in Shanghai with approximately 83,741 square meters in area. An independent third party valuation of the land use right is approximately RMB1,600 million (US$234.4 million) as of March 31, 2010. The investment contract has not been executed as of June 7, 2010.