Form 20-F
period 2010-12-31
Giant Interactive Group Inc.
filed 2011-06-17
CIK 1415016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from            to            .
Commission file number: 001-33759
Giant Interactive Group Inc.
(Exact name of Registrant as specified in its charter)
Not applicable
(Translation of Registrant’s name into English)
Cayman Islands
(Jurisdiction of incorporation or organization)
11/F, No. 3 Building, 700 Yishan Road
Shanghai, 200233, People’s Republic of China
(Address of principal executive offices)
Eric He
Chief Financial Officer
11/F, No. 3 Building, 700 Yishan Road
Shanghai, 200233, People’s Republic of China
Telephone: (86 21) 3397 9999
Facsimile: (86 21) 3397 9948
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)
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
None
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 228,019,412 ordinary shares.
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☑ No
     If this report is an annual or transaction report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☑ No
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No
     Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☑ Yes ☐ No
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
     U.S. GAAP ☑ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other ☐
     If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☑ No

GIANT INTERACTIVE GROUP INC.

INTRODUCTION
     Except where the context otherwise requires and for purposes of this annual report only:
•	“we,” “us,” “our company,” and “our,” refer to Giant Interactive Group Inc., its predecessor entities and subsidiaries, and its consolidated affiliated entities;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for purposes of this annual report only, Taiwan and the Special Administrative Regions of Hong Kong and Macau;

•	monthly “average concurrent users,” or “ACU,” of any of our games is determined as follows: we first determine the number of users logged onto the game at five-minute intervals, and average that data over the course of a day to derive the daily average. The daily average data are then averaged over the monthly period to derive the monthly average concurrent users;

•	quarterly “active paying players,” or “APP,” is the aggregate number of accounts for our games that have been charged at least once during the quarterly period;

•	quarterly “average concurrent users,” or “ACU,” of any of our games is the average of monthly average concurrent users of such game during the quarterly period;

•	quarterly “average revenues per user,” or “ARPU,” is our online game net revenues during the quarterly period divided by the quarterly active paying players of these games during the quarterly period; our definition of ARPU may not be comparable to similarly titled measures presented by other online game companies;

•	quarterly “peak concurrent users,” or “PCU,” of any of our games is the peak concurrent users of such game during the quarterly period;

•	a “shard” is, with respect to an online game, one of multiple independent copies of the game world. In a “sharded” game, such as ZT Online or Giant Online, players may only interact with other players in one shard at one time;

•	All references to “Renminbi” or “RMB” are to the legal currency of China, all references to “US dollars”, “dollars”, “$” or “US$” are to the legal currency of the United States, and all references to “HK$” are to the legal currency of the Hong Kong Special Administrative Region of China;

•	“ordinary shares” refers to our ordinary shares, par value US$0.0000002 per share;

•	“ADSs” refers to our American depositary shares, each of which represents one ordinary share;

•	“ADRs” refers to American depositary receipts, which, if issued, evidence our ADSs;

•	“PRC GAAP” refers to accounting principles and the relevant financial regulations applicable to PRC enterprises; and

•	“US GAAP” refers to generally accepted accounting principles in the United States.
     This annual report on Form 20-F includes our audited consolidated statements of operation data for the years ended December 31, 2008, 2009 and 2010 and audited consolidated balance sheet data as of December 31, 2009 and 2010.
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
     In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:
•	our anticipated growth and marketing strategies;

•	our future business development, results of operations and financial condition;

•	our ability to develop and commercialize new online games, including our ability to manage our development expenses;

•	market acceptance of our online games;

•	our ability to introduce expansion packs and updates to our existing online games;

•	our ability to license our online games to third party operators;

•	our ability to manage our existing licensing arrangements, including our ability to anticipate and manage licensing fees;

•	competition from other online game developers and operators;

•	our expectations for a rise in online payment systems and associated online crime;

•	our ability to anticipate and manage Internet access fees and server maintenance costs;

•	our intentions regarding management of our employees and liaison personnel;

•	our ability to comply with regulation applying to online games;

•	our ability to effectively protect our existing and future intellectual property and not to infringe on the intellectual property of others;

•	our ability to expand our business through organic growth and strategic acquisitions;

•	our ability to integrate and manage our investment in Five One Network Development Co., or 51.com;

•	fluctuations in general economic and business conditions in China; and

•	impact of the current worldwide economic crisis on our business.
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
Market Data and Forecasts
     This annual report also contains data related to the online gaming industry in China. This market data includes projections that are based on a number of assumptions. The online gaming market may not grow at the rate projected by market data, or at all. The failure of this market to grow at the projected rate may have a material adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the online gaming industry subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. Furthermore, our actual results may differ from the projections if any one or more of the assumptions underlying the market data turns out to be incorrect. You should not place undue reliance on market forecasts regarding the online gaming industry in China.
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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3. KEY INFORMATION
A. Selected Financial Data
     The selected consolidated financial data for the three years ended December 31, 2008, 2009 and 2010, and the selected consolidated balance sheet data for the two years ended December 31, 2009 and 2010, were derived from our audited consolidated financial statements appearing in this annual report beginning on page F- 1 . The selected consolidated balance sheet data for the years ended December 31, 2006, 2007 and 2008 have been derived from our audited consolidated balance sheets as of December 31, 2006, 2007 and 2008, which are not included in this annual report. The selected consolidated statement of operations and comprehensive income data for the years ended December 31, 2006 and 2007 have been derived from our audited consolidated financial statements for the year ended December 31, 2006 and 2007, which are not included in this annual report. The following consolidated financial data summary for the periods and as of the dates indicated below should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes and Item 5, “Operating and Financial Review and Prospects” below.
     Our audited consolidated financial statements are prepared in accordance with US GAAP, and have been audited by Ernst & Young Hua Ming, an independent registered public accounting firm. The report of Ernst & Young Hua Ming on the consolidated financial statements as of December 31, 2009 and 2010 is included elsewhere in this annual report.
     Our historical results for any prior period are not necessarily indicative of results to be expected for any future period.
Consolidated Statement of Operations and Comprehensive Income Data:

	Year Ended December 31,
	2006	2007	2008	2009	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands, except per share and per ADS data)
Net revenue:
Online games	408,499	1,521,396	1,589,676	1,293,018	1,289,481	195,376
Licensing revenues	—	6,140	4,391	10,687	42,667	6,465
Other revenue, net	—	—	612	130	668	101

Total net revenue	408,499	1,527,536	1,594,679	1,303,835	1,332,816	201,942
Cost of services	(45,195)	(174,086)	(217,899)	(204,070)	(199,122)	(30,170)

Gross profit	363,304	1,353,450	1,376,780	1,099,765	1,133,694	171,772
Operating (expenses) income:
Research and product development	(14,799)	(26,918)	(88,539)	(113,354)	(186,037)	(28,187)
Sales and marketing	(80,460)	(189,403)	(241,575)	(119,600)	(143,006)	(21,668)
General and administrative	(26,098)	(74,130)	(141,786)	(121,446)	(119,447)	(18,098)
Government financial incentives	1,621	16,779	63,084	88,460	57,386	8,695
Impairment of intangible assets	—	—	—	—	(46,558)	(7,054)

Total operating expenses	(119,736)	(273,672)	(408,816)	(265,940)	(437,662)	(66,312)

Income from operations	243,568	1,079,778	967,964	833,825	696,032	105,460
Interest income	1,136	53,878	184,964	102,200	136,098	20,621
Investment income (loss)	—	2,562	1,171	(5,971)	—	—
Unrealized loss on investment held-for-trading	—	—	(300)	—	—	—
Other (expense) income, net	(86)	126	(843)	14,025	65,466	9,919

Income before income tax expenses	244,618	1,136,344	1,152,956	944,079	897,596	136,000

Income tax expenses	—	—	(39,368)	(85,060)	(89,322)	(13,534)
Share of loss of an equity investee	—	—	—	—	(648)	(98)

Net income	244,618	1,136,344	1,113,588	859,019	807,626	122,368

Net loss attributable to non controlling interests	—	—	—	295	3,563	540

	Year Ended December 31,
	2006	2007	2008	2009	2010
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands, except per share and per ADS data)
Net income attributable to the Company’s shareholders	244,618	1,136,344	1,113,588	859,314	811,189	122,907

Other comprehensive loss, net of tax
Foreign currency translation	146	(51,927)	(192,424)	(12,769)	(73,194)	(11,090)
Reclassification adjustment	—	—	—	(1,814)	—	—
Unrealized holding gains (losses)	—	—	76,969	(30,951)	(14,540)	(2,203)

Total other comprehensive loss, net of tax	146	(51,927)	(115,455)	(45,534)	(87,734)	(13,293)

Comprehensive income	244,764	1,084,417	998,133	813,780	723,455	109,614

Net earnings per ordinary shares, basic	1.22	—	—	—	—	—
Net earnings per ordinary shares, diluted	1.22	—	—	—	—	—

Net earnings per ADS(1), basic	—	5.40	4.65	3.80	3.57	0.54
Net earnings per ADS, diluted	—	5.25	4.49	3.67	3.47	0.53

Shares used in computation, basic	200,000,000	210,574,196	239,458,633	226,278,227	227,308,854	227,308,854
Shares used in computation, diluted	200,148,401	216,255,503	247,895,076	233,960,556	233,928,400	233,928,400

(1)	Each ADS represents one ordinary share.
Selected Consolidated Balance Sheet Data:

	December 31,	December 31,	December 31,	December 31,	December 31,
	2006	2007	2008	2009	2010
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Assets
Cash and cash equivalents	451,371	7,295,470	1,696,273	1,097,155	2,776,936	420,748
Total current assets	466,658	7,373,495	5,236,061	5,102,972	6,304,005	955,152

Property and equipment, net	36,491	127,631	213,905	178,670	143,286	21,710
Total non-current assets	38,146	214,228	766,363	1,349,690	804,138	121,839
Total assets	504,804	7,587,723	6,002,424	6,452,662	7,108,143	1,076,991

Total current liabilities	238,867	1,282,199	603,608	547,448	700,314	106,108

Total liabilities	254,942	1,282,199	629,294	547,869	700,500	106,136

Total shareholders’ equity	249,862	6,305,524	5,373,130	5,897,185	6,392,860	968,615

Non controlling interest	—	—	—	7,608	14,783	2,240
Total liabilities and equity	504,804	7,587,723	6,002,424	6,452,662	7,108,143	1,076,991

     Selected Operating Data:

	For the quarter ended
	March 31,	June 30,	September 30,	December 31,	March 31,
	2010	2010	2010	2010	2011
	(in thousands, except average revenues per user)
Average Concurrent Users	588	670	538	584	586
Peak Concurrent Users	1,611	1,657	1,466	1,713	1,916
Active Paying Players	1,373	1,435	1,497	1,693	1,779
Average Revenues per User (RMB)	220	223	225	215	216
Exchange Rate Information
     Our business is conducted in China and substantially all of our net revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Conversions of Renminbi into U.S. dollars in this annual report are based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.6000 to US$1.00, the noon buying rate in effect as of December 31, 2010. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On June 10, 2011, the noon buying rate was RMB6.4801 to US$1.00.
     The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
		(RMB per US$1.00)
2006	7.8041	7.9723	7.8041	8.0702
2007	7.2946	7.5806	7.2946	7.8127
2008	6.8225	6.9477	6.7800	7.2946
2009	6.8259	6.8307	6.8176	6.8470
2010	6.6000	6.7696	6.6000	6.8330
December	6.6000	6.6497	6.6000	6.6745
2011
January	6.6017	6.5964	6.5809	6.6364
February	6.5713	6.5761	6.5520	6.5965
March	6.5488	6.5645	6.5483	6.5743
April	6.4900	6.5267	6.4900	6.5477
May	6.4786	6.4957	6.4786	6.5073
June (through June 10, 2011)	6.4801	6.4790	6.4754	6.4824

(1)	Averages for a period are calculated by using the average of the exchange rates on the end of each month during the period. Monthly averages are calculated by using the average of the daily rates during the relevant period.
B. Capitalization and Indebtedness
     Not applicable.
C. Reasons for the Offer and Use of Proceeds
     Not applicable.
D. Risk Factors
Risks Relating to Our Business and Industry
     Our limited operating history and the unproven long-term potential of our online game business model make evaluating our business and prospects difficult.
     We began offering our first product, the free-to-play massively multiplayer online role playing game, or MMORPG, ZT Online, on a commercial basis in January 2006. As of the date of this annual report, we operate eight additional MMORPGs, one casual massively multiplayer online game, or MMO, and one strategy browser game. All but one of these games is based upon the free-to-pay revenue model and we expect the substantial majority of our net revenues to continue to be generated by free-to-play games. Under this revenue model, players are able to play the online game free of charge for an unlimited amount of time, but are charged for purchases of in-game items, such as weapons, clothing and other accessories. While other online game companies have adopted the free-to-play revenue model, it is still relatively new compared to the more proven time-based model. The free-to-play model requires us to design games that not only attract players to spend more time playing, but also encourage them to purchase in-game items. The sale of in-game items requires us to track closely consumers’ preferences, especially in-game spending trends.
     Due to both our limited operating history and the relatively new free-to-play online game revenue model, it may be difficult for you to evaluate our business, financial performance and prospects. In addition, we may not have sufficient experience to address the risks and difficulties frequently encountered by young companies using relatively new business models in rapidly evolving markets, such as China’s online game market. These risks and difficulties include, but are not limited to, our potential failure to develop, acquire or license additional online games that are appealing to players, our ability to retain existing players and attract new players for our online games, our ability to adapt to competitive market conditions and our ability to respond in a timely manner to technological changes or resolve unexpected network interruptions. If we are unsuccessful in addressing these risks and difficulties, our business, financial condition and results of operations may be adversely affected.
     We have been, and may continue to be, substantially dependent on ZT Online Series, which has accounted for nearly all of our historical net revenues. Any reduction in ZT Online Series’ player base or any decrease in its popularity could materially and adversely affect our business, financial condition and results of operations, and any change in the accounting policies relating to that game could cause our online game revenues to fluctuate.
     Since inception, sales of virtual value-added items and services related to the ZT Online Series have accounted for nearly all of our net revenues. We commercially launched ZT Online in 2006 and subsequently commercially launched or introduced multiple versions of ZT Online, which includes ZT Online Classic Edition, ZT Online PTP and ZT Online Green Edition. ZT Online, together with multiple versions of ZT Online launched, introduced or to be launched in the future, are collectively referred to as the “ZT Online Series”. In addition, we have developed ZT Online II, the sequel to ZT Online, which is currently under closed beta testing. Although we currently operate eleven games, seven of which are not part of the ZT Online Series, we expect that we will continue to derive the majority of our net revenues in 2011 from the ZT Online Series. Our business will therefore remain highly sensitive to the profitability and popularity of the ZT Online Series, and any reduction in the ZT Online Series games player base or any decrease in its popularity in China due to competition with our other online games or those of third parties or otherwise could materially and adversely affect our business, financial condition and results of operations. For example, in the third quarter of 2009 our quarterly net online game revenues decreased by RMB73.7 million to RMB287.5 million from RMB361.2 million the prior quarter, which we believe was primarily due to a change in our monetization features for ZT Online to reduce the number of in-game promotional items. Furthermore, any lasting or prolonged server interruption due to network failures or other factors or any other adverse developments specific to the ZT Online Series could prevent and otherwise deter players from making purchases of virtual items and services. This could also materially and adversely affect our business, financial condition and results of operations.
     With respect to those virtual items that we sell that are not consumed at a predetermined time or otherwise do not have a limitation on repeated use, our accounting policies require us to recognize the related revenue over the estimated lifespan of that virtual item as determined by historical player usage patterns and playing behavior. In some cases, this period can be as long as the estimated lifespan of the game. We continuously monitor the useful life of each type of virtual item we sell and of our games, and will adjust these as appropriate. Any such adjustment may cause our revenues to be recognized over a significantly different time period, and may cause our net revenues to fluctuate from prior periods. For example, in 2010, based on our internally calculated gameplay statistics, we determined that inactive players of ZT Online are players who have not played our game in 270 days consecutively, as opposed to 180 days as determined in 2008, 2009 and to 90 days as determined in 2007. As a result of this change, we have lengthened the period we amortize the life of certain virtual items, thereby reducing our online game net revenues.
     We will also need to expend considerable resources to ensure ZT Online Series’ continued success. To maximize the lifespan of an online game, it is necessary to continuously improve and update the game on a timely basis with new content and features that appeal to our players. We may fail to develop improvements, updates and/or enhancements on a timely basis, if at all. Any such failure may cause the game to lose popularity, which could result in lower net revenues.
     If we are unable to develop, purchase or license additional online games that are attractive to players and result in overall revenue growth, our business, financial condition and results of operations may be materially and adversely affected and our ability to recover related product research and development costs, purchase costs or licensing fees may become limited.
     In order to maintain our long-term profitability and financial and operational success, we must continually develop, purchase or license new online games that are attractive to players to replace our existing online games as they reach the end of their useful economic life. We currently operate eleven games and we have licensed or developed additional games that we plan to operate in the future. Our new games may not be released on time and may not be profitable or popular among online game players in China. If our newly introduced games fail to attract new players or fail to result in increased online game revenues, our business, financial condition and results of operations may be materially and adversely affected.
     The success of our internally developed games will largely depend on our ability to anticipate and effectively respond to changing play’s tastes and preferences and continually make technical advances to our platform. Developing games internally requires substantial initial investment prior to commercial launch of the games as well as a significant commitment of future resources. In addition, our ability to purchase or license successful online games will depend on their availability at acceptable terms, including price, our ability to compete effectively against other potential purchasers or licensees to attract the developers of these games, and our ability to obtain government approvals required for the purchase or licensing and operation of these games. The games that we develop, purchase or license may not be attractive to players, may be viewed by the regulatory authorities as not complying with content restrictions, may not be launched as scheduled or may not compete effectively with our competitors’ games. Additionally, new technologies in our competitors’ online game programming or operations could render our games obsolete or unattractive to players, thereby limiting our ability to recover related product research and development costs, purchase costs and licensing fees. If we are not able to successfully develop, purchase or license online games appealing to players, our future profitability and growth prospects will decline.
     Our new online games may attract away players of our established games, which could materially and adversely affect our business, results of operations and financial condition.
     We currently operate eleven games, including five games in the ZT Online Series, and we have licensed or developed additional games that we plan to operate in the future. Our new or future games may attract players away from our older games. In particular, since our new game ZT Online II is a sequel to and shares the same basic plot and features as our older game ZT Online, this new game may attract players away from ZT Online. Although we intend to target different types of players through ZT Online Series and ZT Online II and therefore minimize players of our existing games leaving such games in favor of our future games, we anticipate such movement may occur. This would decrease our established games’ number of concurrent users, which could make these games less attractive to other players. Furthermore, if former players of our established games spend less money to purchase virtual items and services or playing time on our new online games than they would have spent if they had continued playing our established games, our business, results of operations and financial condition could be materially and adversely affected.
     We face significant competition, which could reduce our market share and adversely affect our business, financial condition and results of operations.
     The online game industry in China is highly competitive. Given the relatively low entry barriers to operating online games, we expect more companies to enter the online game industry in China and a wider range of online games to be introduced to the China market. Our MMORPGs mainly compete with certain MMORPGs developed and/or operated in China, including Fantasy Westward Journey, developed and operated by NetEase.com, Inc.; World of Warcraft, developed by Blizzard Entertainment and operated by NetEase.com, Inc.; Tian Long Ba Bu, developed and operated by Changyou.com Limited; Zhu Xian, developed and operated by Perfect World, Co., Ltd.; and MIR, developed and operated by Shanda Interactive Entertainment Limited. Our principal competitors also include online game companies such as CDC Corporation, Kingsoft Corporation, Nineyou International Limited, Tencent Holdings Ltd., Webzen Inc., The 9 Limited, Changyou.com Limited, Perfect World, Co., Ltd., Shanda Interactive Entertainment Limited, NetEase.com, GigaMedia Limited, and Net Dragon Websoft Inc. Furthermore, we expect companies from more developed gaming markets, such as the United States and South Korea, to continue to enter into the online game industry in China and more games developed by overseas entities will be licensed to be operated in Chinese markets.
     Many of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater brand name recognition, larger international player bases and significantly greater game development, technical, financial and marketing resources than we have. Furthermore, any of our current or future competitors may be acquired by, receive investments from or enter into other commercial relationships with larger, more well-established and well-financed companies and therefore obtain greater financial, marketing and development and licensing resources than we have. This may allow them to devote greater resources than we can to the development and promotion of new online games and technologies similar to or better than our own. These competitors may engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers of employment to our existing and potential employees than we can. In addition, our existing and potential international competitors may establish cooperative relationships among themselves or with our local competitors. This may significantly enhance their competitiveness in the online game industry in China. New and increased competition may result in larger discounts demanded by our distributors, or price reductions in our virtual items and services, any of which could adversely affect our net revenues. In addition, the increased competition in the online game industry in China could make it difficult for us to retain and expand our existing player base, which could reduce the number of dedicated players and players with high disposable incomes that play our games and from whom we derive most of our net revenues. If we are unable to compete effectively in the online game market in China, our business, financial condition and results of operations would be materially and adversely affected.
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
     Our growth to date has placed, and our anticipated further expansion will continue to place, a significant strain on our management, systems and resources. For example, during the period following the commercial launch of our first online game in January 2006 to December 2010, our total employees (not including liaison personnel) increased from approximately 200 to 1,844. We intend to increase our employee headcount even further, by increasing our number of research and development and customer service representatives. In addition to training and managing our workforce, we will need to continue to develop and improve our financial and management controls and our reporting systems and procedures.
     We may not be able to successfully implement our growth strategies, which would materially and adversely affect our revenue, profitability and competitiveness.
     We are pursuing a number of growth strategies, including developing new online games and related products and services to attract more players, enhancing existing online games to retain existing players, reorganizing our game development studios, pursuing opportunities for acquisitions and investments, expanding into markets outside of China, and entering into strategic cooperation arrangements.
     For example, we are reorganizing our game development studios by establishing various subsidiaries that are generally 51% owned by us and 49% owned by the relevant development team members based on our Win@Giant incubation initiative, with an aim to facilitate our development of new online games. Each reorganized studio will focus upon producing and supporting internally developed games, and will be incentivized based upon the success of these games. Pursuant to this reorganization, Giant Online, one of our existing MMORPGs, will be supported by Shanghai Juhuo Network Technology Co., Ltd., or Juhuo Network, and the development and subsequent supportive work for ZT Online II will be conducted by Shanghai Jujia Network Technology Co., Ltd., or Jujia Network.
     In addition, in connection with the establishment of our reorganized studios, we provide loans to certain development team members to finance their capital contributions to the studios, and such loans are typically provided on an unsecured and interest free basis without any fixed term for repayment. As of December 31, 2010, the outstanding principal amount of these loans was RMB 10.8 million (US$1.6 million). Any deterioration in the financial condition of these reorganized studios, or the game developers to whom we have made loans, may result in losses to us and could have a material adverse effect on our financial condition and results of operations.
     We are also pursuing opportunities for acquisitions and investments. For example, we acquired a controlling equity interest in Hangzhou Snow Wolf Software Co. Ltd., or Snow Wolf, a game development studio, in May 2009 and we acquired the entire equity interest of Beijing Julun Network Technology Co. Ltd., or Julun Network, another game development studio, in November 2010. In addition, we have made minority investments in 51.com, a Chinese social networking site, Mobile Embedded Technology Inc., a mobile platform operating company, and Shanghai Ruichuang Network Technology Co., operator of the internet portal website www.2345.com.
     We are also exploring strategic cooperation arrangements with other internet service providers. For example, in the fourth quarter of 2010, in order to explore the potential convergence between online games and other entertainment media, we established a cooperative relationship with Huayi Brothers Media Corporation, or Huayi Brothers, a diverse media, entertainment and leisure group. We sold to Huayi Brothers our controlling interest in Huayi Giant, which holds the intellectual property and development team for K III. Following the sale, Huayi Brothers holds a 51% interest in Huayi Giant, while we hold a 34% interest and the employees of Huayi Giant hold a 15% interest. In addition, in October 2009 we entered into a three year non-exclusive license agreement for ZT Online Green Edition with Shenzhen Tencent Computer Systems Company Limited, or Tencent. Pursuant to the license, Tencent operates ZT Online Green Edition on its QQ Game platform in exchange for a royalty payable to us.

     Our experience with our various new growth strategies is limited. Accordingly, we cannot assure you whether all or any of these strategies will be successful. If we are unable to implement our growth strategies, our revenue and profitability may not grow as we expect, and our competitiveness may be materially and adversely affected.
     We may not sustain our historical growth rate or profitability.
     We have experienced significant revenue growth in a relatively short period of time. After commercially launching our first game in January 2006, net revenues increased from RMB408.5 million in 2006 to RMB1,527.5 million in 2007 and to RMB1,594.7 million in 2008, representing a 273.9% increase in 2007 and an 4.4% increase in 2008. However, our net revenues decreased by 18.2% to RMB1,303.8 million in 2009 and increased slightly to RMB1,332.8 million in 2010. Although we believe the decrease of our net revenues in 2009 was largely due to new regulations on certain game features promulgated by the PRC government and a change of our in-game monetization features, we may not sustain our historical levels of revenue growth in future periods due to a number of different factors, including, among others, economic factors out of our control, competitiveness in the online game industry, in which market share can be quickly acquired or lost, the greater difficulty of growing at sustained rates from a larger net revenue base, the need to increase our research and product development expenses in order to develop new and successful games, the potential need to expend greater amounts in order to license or acquire new games, and our inability to prevent our other costs and operating expenses from increasing. Accordingly, you should not rely on the results of any prior period as an indication of our future operating performance.
     We may be adversely affected by the slowdown of China’s economy caused in part by the global crisis in the financial services and credit market starting from the second half of 2008.
     We rely on the spending of our game players for our revenues, which may in turn depend on the players’ level of disposable income, perceived future earnings capabilities and willingness to spend. China’s economy experienced a slowdown after the second quarter of 2008, when the quarterly growth rate of gross domestic product reached 11.9%. A number of factors have contributed to this slowdown, including appreciation of the Renminbi, which has adversely affected China’s exports, and tightening macroeconomic measures and monetary policies adopted by the PRC government aimed at preventing overheating of China’s economy and controlling China’s high level of inflation. The slowdown was further exacerbated by the recent global crisis in the financial services and credit markets, which in recent months has resulted in extreme volatility and dislocation of the global capital markets. In the first quarter of 2009, the growth rate of China’s gross domestic product decreased to 6.1%, and the closing of the Shanghai Stock Exchange Composite Index dropped from its high of 6,124 reached on October 16, 2007 to 2,481 on May 21, 2010.
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
     A substantial number of players access our game through Internet cafés. Due to limited space on their computer hard drives, Internet cafés generally only feature a limited number of games on their computers. We thus compete with a growing number of other online game operators to ensure that our games are featured on these computers. This competition may intensify in China due to a nationwide suspension of approval for the establishment of new Internet cafés since 2007. We have taken steps to ensure that our games are featured in a sufficient number of Internet cafés, such as maintaining good relationships with Internet café administrators, requiring our distributors to maintain a sales presence in a wide range of Internet cafés and through general sales and marketing efforts. If we fail to maintain good relationships with Internet café administrators, or if we and/or our distributors fail to successfully persuade Internet cafés to feature our online games on their computers, our business, financial condition and operating results may be materially and adversely affected.
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
     Online payment systems in China are still in a relatively early stage of development and are not as widely acceptable to customers in China as in the United States. As a result, although we make our prepaid game cards available for purchase online using an online payment system, our business is dependent on the performance of our regional distributors. In 2008, 2009 and 2010, 88.53%, 86.03% and 84.08%, respectively, of our sales proceeds were generated through sales of prepaid game cards to our distributors. Our largest distributor accounted for 6.1%, 6.3% and 5.6%, of our sales proceeds in 2008, 2009 and 2010, respectively. Maintaining relationships with existing distributors may be difficult and time-consuming. Although we typically enter into annual contracts with our distributors, our distribution agreements are not exclusive and do not prohibit our distributors from selling our competitors’ game cards. Our failure to maintain good relationships with our distributors could restrict our sales channels or encourage our distributors to seek to distribute our competitors’ products, each of which could materially disrupt our business and harm our net revenues. Furthermore, our growth strategy entails expanding our distribution network, which may be difficult to achieve in a timely manner or at all.
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
     Beginning in the third quarter of 2008, we reduced our number of liaison personnel, from over 2,500 employees to approximately 1,150 employees by December 31, 2010, in order to reduce costs. We believe the reduction in our sales and marketing team will enhance our productivity while allowing us to maintain our previous ability to market our games and generate net revenues. However, the loss of part of our previous sales and marketing team may result in us being unable to sufficiently market our games, our former employees being employed by our competitors, or our remaining employees being unable to meet our productivity standards, which could materially and adversely affect our business, results of operations and financial condition.
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
     In 2008, 2009 and 2010, 11.47%, 13.97% and 15.92% of our sales proceeds respectively, were generated from sales of our game points through a third-party online payment system. In such transactions, secure transmission of confidential information, such as customers’ debit and credit card numbers and expiration dates, personal information and billing addresses, over public networks, including our official game website, is essential for maintaining consumer confidence. We currently provide password protection for all of our player accounts. In addition to the general password protection, we also sell a dynamic password generator, which could be used for multiple accounts under a player’s name, to better ensure the security of our plays’ accounts. While we have not experienced any breach of our security measures to date, such current security measures may be inadequate. In addition, we expect that an increasing number of our sales will be conducted over the Internet as result of the growing use of online payment systems. We also expect that associated online crime will likely increase accordingly. We must therefore be prepared to increase our security measures and efforts so that our customers have confidence in the reliability of the online payment system that we use. We do not have control over the security measures of our third-party online payment operator, and its security measures may not be adequate at present or may not be adequate with the expected increased usage of online payment systems. We could be exposed to litigation and possible liability if we fail to secure confidential customer information, which could harm our reputation, ability to attract customers and ability to encourage players to purchase our game points.
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
     We periodically introduce expansion packs and make changes to our games based on feedback gathered from users and in order to encourage player behavior consistent with the basic principles of our game-playing environment. For example, in the third quarter of 2009, we canceled certain in-game monetization features, of which the most important feature is virtual treasure box, which may contain in-game items worth more than the cost of the treasure box itself, and allowing players to hire in-game “substitute players,” which enables them to raise their characters’ experience levels without actually playing. We believe this change was the main reason for the subsequent temporary decrease in our active paying players, which fell by 7.9% from approximately 1,204,000 as of the quarter ended June 30, 2009 to 1,108,000 as of the quarter ended September 30, 2009. Our active paying players subsequently increased to approximately 1,138,000 in the quarter ended December 31, 2009 and continuously rose to approximately 1,693,000 in the quarter ended December 31, 2010. However, the ability for players to adjust to game enhancements or policy changes and return to playing our games may or may not occur in response to future enhancements or changes in policies we introduce, which could materially and adversely affect our business, results of operations and financial condition.
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
     Over the past 20 years, our founder, controlling beneficial owner and chief executive officer, Yuzhu Shi, previously founded, managed or was substantially involved in various enterprises, including Zhuhai Giant Hi-Tech Group Limited, or Zhuhai Giant, Giant Investment Co., Ltd., or Giant Investment, Shanghai Jiante Shengming Technology Co., Ltd., Shanghai Jiante Bio-Technology Co., Ltd., Ready Finance Limited, Stone Group Holdings Limited and Shanghai Youyuan Gardening Co., Ltd. Zhuhai Giant was founded by Mr. Shi in 1991, and Mr. Shi served as its president from 1992 to 1995. In 1998, Zhuhai Giant engaged in an unsuccessful real estate venture, which caused Zhuhai Giant to cease operations with significant outstanding debts and claims for repayment. Zhuhai Giant settled these claims through negotiations with the relevant claimants. In addition, Giant Investment and its subsidiaries were previously the subject of several claims, administrative actions and negative publicity relating to the alleged false advertising of one of its products. Previous or potential new claims relating to these enterprises, or negative publicity relating thereto, could divert Mr. Shi’s attention from the management of our company, discourage investors or lenders from providing capital or loans that we may require in the future.
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
     Selective acquisitions form part of our strategy to expand our business. For example, in the third quarter of 2008, we acquired a 25% interest in 51.com, a China based social networking company, for approximately US$51.1 million. In the third quarter of 2009, we acquired a 20% interest in Mobile Embedded Technology Inc., a mobile platform operation company, for US$5.0 million. In 2010, we acquired a 100% interest in Julun Network, a small game company engaged in MMORPG development. We do not, however, have significant experience integrating any new companies into ours or utilizing assets from acquired companies in our business, and we believe that integration of a new company’s operation and personnel will require significant management attention. 51.com is currently operating as an independent entity from us. Should we decide to further integrate 51.com or any future acquired businesses into our business, the diversion of our management’s attention from our business and any difficulties encountered in the integration process could have an adverse effect on our ability to manage our business.
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
     As of December 31, 2010, we own 286 registered trademarks in China and overseas in total and are in the process of applying for the registration of 201 trademarks in China and 50 trademarks overseas. We cannot assure you that any of these trademark applications will ultimately proceed to registration or will result in registration with scope adequate for our business. Some of our pending applications or registrations may be successfully challenged or invalidated by others. If our trademark applications are not successful, we may have to use different marks for affected services or technologies, or enter into arrangements with any third parties who may have prior registrations, applications or rights, which might not be available on commercially reasonable terms, if at all.

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
     We are subject to provisions of the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual reports on Form 20-F. In addition, our independent registered public accounting firm must attest to and report on the operating effectiveness of our internal control over financial reporting. While our management concluded that our internal control over financial reporting is effective as of December 31, 2010, and our independent registered public accounting firm reported on our internal controls over financial reporting, our management may conclude in the future that our internal controls are not effective. Our or our independent public accounting firm’s failure to conclude that our internal control over financial reporting is effective could result in a loss of investor confidence in the reliability of our reporting processes, which could materially and adversely affect the trading price of our ADSs.
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
     We face certain risks associated with our investment activities, including credit risks related to our held to maturity investment contracts.
     We explore selected investment opportunities that may have strategic value to us or that are purely financial in nature, including investment contracts that provide us with a more favorable rate of return than ordinary bank deposits.
     In addition, as of December 31, 2009 and 2010, we had held to maturity investment contracts, which we classify as short-term investments on our balance sheet, amounting to RMB 500.0 million and RMB 1,850.0 million (US$280.3 million), respectively. Although our held to maturity investment contracts are secured or wholly guaranteed by reputable financial institutions, any deterioration in the financial condition of the secured collateral or these financial institutions could cause significant loss to us and have a material effect on our financial condition and results of operations.
     For example, in April 2011, we committed to invest RMB 958.8 million (US$145.3 million) in a privately held insurance company, though such investment remains subject to the approval of the China Insurance Regulatory Commission. We are an online game company, and our experience with investment activities is limited. As such, we may not be able to achieve an adequate rate of return and may suffer losses on our investments. If we experience significant losses in connection with our investment activities, our financial condition and results of operation may be materially and adversely affected.

     We face risks associated with the licensing of our games overseas, and if we are unable to effectively manage these risks, they could impair our ability to expand our business internationally.
     As of the date of this annual report, we have granted to Lager Network the license to operate ZT Online in Hong Kong, Macau, Taiwan, Malaysia and Singapore. We have also granted an exclusive license to VinaGame Software Service Joint Stock Company, or VinaGame, to operate ZT Online in Vietnam. We granted an exclusive license to Astrum Nival, LLC, or Astrum Nival, to operate ZT Online in the Russia and other Russian speaking territories. We have signed a licensing agreement with Neonga AG, a German online game company to license Dragon Soul in the USA, Canada, and Europe excluding Russia and Russian speaking countries. In addition, we have also licensed The Golden Land to overseas market including Taiwan, Brazil, Turkey, Korea, Japan, Thailand, and North America and Europe, and licensed XT Online to Vietnam market. We may further license our existing and new games in other countries and regions. The offering of our games in the international markets could expose us to a number of risks, including:
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
     On September 28, 2009, the General Administration of Press and Publications, or the GAPP, the National Copyright Administration, and National Office of Combating Pornography and Illegal Publications jointly published the Notice Regarding the Consistent Implementation of the “Stipulations on ‘Three Provisions"' of the State Council and the Relevant Interpretations of the State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of Pre-examination and Approval of Internet Games and the Examination and Approval of Imported Internet Games (Xin Chu Lian [2009] No. 13), or the GAPP Notice. The GAPP Notice restates the general principle espoused in recently promulgated regulations that foreign investment is not permitted in Internet game operating businesses in China. Article IV of the GAPP Notice prohibits foreign investors from participating in Internet game operating businesses via wholly owned, equity joint venture or cooperative joint venture investments in China, and from controlling and participating in such businesses directly or indirectly through contractual or technical support arrangements. In the event of a violation of these provisions, GAPP shall, in conjunction with the relevant departments of the PRC, investigate and handle the same in accordance with the law. In serious cases, the relevant licenses and registrations shall be cancelled. However, as a detailed interpretation of the GAPP Notice has not been issued, it is not yet clear how this GAPP Notice will be implemented. Furthermore, as some other government authorities like the Ministry of Commerce, the MOC, and the MII did not join GAPP in issuing the Notice, the views of these bodies will be indefinite in clarifying the scope of implementation and enforcement of the GAPP Notice. Our PRC legal counsel, Grandall Legal Group (Shanghai), is of the view that, subject to the interpretation and implementation of the GAPP Notice, the ownership structure of Zhengtu Information and Giant Network and our contractual arrangements with Giant Network and its shareholders comply with and, immediately before our initial public offering, complied with current Chinese laws and regulations. In the opinion of our Chinese counsel, there are, however, substantial uncertainties regarding the interpretation and application of current or future Chinese laws and regulations and there may be changes and other developments in Chinese laws and regulations or their interpretations. Accordingly, Chinese government authorities may ultimately take a view that is inconsistent with the opinion of our PRC legal counsel. If the past or current ownership structures, contractual arrangements and businesses of our company, Zhengtu Information or Giant Network are found to be in violation of any existing or future PRC laws or regulations, including the MII Notice and the GAPP Notice, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:
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
     We rely on and expect to continue rely on contractual arrangements with Giant Network and its shareholders in China to operate our business. For a description of these contractual arrangements, see “Information on the Company — Organizational Structure” and “Major Shareholders and Related Party Transactions — Related Party Transactions.” These contractual arrangements may not be as effective as direct ownership in providing us control over Giant Network. Direct ownership would allow us, for example, to directly exercise our rights as a shareholder to (i) effect changes in the board of Giant Network, which, in turn, could effect changes, subject to any applicable fiduciary obligations, at the management level, and (ii) derive economic benefits from the operations of Giant Network by causing it to declare and pay dividends. However, under the current contractual arrangements, as a legal matter, if Giant Network or its shareholders fails to perform their respective obligations under these contractual arrangements, we may have to incur substantial costs and expend significant resources to enforce those arrangements, and rely on legal remedies under PRC law. These remedies may include seeking specific performance or injunctive relief, and claiming damages, any of which may not be effective. For example, if any of Giant Network’s shareholders refuses to transfer its equity interest in Giant Network to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if any of those individuals otherwise act in bad faith towards us, we may have to take legal action to compel it to fulfill its contractual obligations. In addition, as Giant Network is jointly owned by its shareholders, it may be difficult for us to change our corporate structure or to bring claims against it or its shareholders if any of them fails to perform their obligations under the related contracts or does not cooperate with any such actions by us.
     If (i) the relevant PRC authorities invalidate these contractual arrangements for violation of PRC laws, rules and regulations, (ii) Giant Network or its shareholders terminate the contractual arrangements or (iii) Giant Network or its shareholders fail to perform their obligations under these contractual arrangements, our business operations in China would be adversely and materially affected, and the value of your ADSs would substantially decrease. Further, if we fail to renew these contractual arrangements prior to their expiration, we would not be able to continue our business operations unless the then-current PRC law allowed us to directly operate the relevant businesses in China.
     In addition, if Giant Network or all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If Giant Network undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of its assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, our ability to generate revenue and the market price of your ADSs.
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
     Under certain PRC tax laws effective until December 31, 2007, the PRC government provided various incentives to domestic companies in the software and certain technology industries in China in order to encourage development of those industries. Both Zhengtu Information and Giant Network historically received preferential income tax treatments due to their status as software enterprises and high-tech enterprises located in the Caohejing Economic Development Zone of Xuhui District of Shanghai. Specifically, both entities enjoyed a reduced enterprise income tax rate of 15%, as compared to the statutory rate of 33%, and fixed-term tax exemptions and reductions prior to 2007, and with respect to Zhengtu Information, in 2007. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Taxation — China.” In addition, we have been receiving government financial incentives based on business taxes and VAT paid by us, and for qualification as high technology projects and expect to continue to receive them through December 31, 2014 because there are no conditions or performance-based obligations attached to these incentives other than our continued registration in our present district in Shanghai and they are not subject to refund. These incentives were granted by the Shanghai local government, and there can be no assurance that such incentives we are currently enjoying will not be modified or challenged by the central government or the taxation authority. We received financial incentives totaling RMB63.1 million and RMB88.5 million and RMB57.4 million (US$8.7 million) in 2008, 2009 and 2010, respectively. If these incentives are modified or otherwise challenged by any government authority, the loss will reduce our net income.
     In 2007 China passed a new Enterprise Income Tax Law, or the New EIT Law, and its implementing rules, both of which became effective on January 1, 2008. The New EIT Law (i) reduces the top rate of enterprise income tax from 33% to 25%, (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules, and (iii) replaces tax incentives under the old laws with new tax incentives, subject to new qualification criteria (for example, the New EIT Law permits a new category of “high- and new-technology enterprises” to enjoy a reduced enterprise tax rate of 15%). Under the phase-out rules, enterprises established before the promulgation date of the New EIT Law and which were granted preferential EIT treatment under the then effective tax laws or regulations may continue to enjoy their preferential tax treatments until their expiration. Accordingly, Zhengtu Information, an enterprise established before the promulgation date of the New EIT Law, will continue to enjoy its preferential treatment under the phase-out rules. In addition, certain government authorities announced the new implementation of rules named Administrative Measures for Determination of High and New Technology Enterprises for application and assessment of “high- and new-technology enterprise” in April 2008 and every qualified company needs to re-apply for this qualification 3 months prior to the expiration of the valid period according to the new implementation rules. Zhengtu Information and Giant Network had obtained the qualification certificates of “high- and new-technology enterprises” status with a valid period of three years starting from 2008 to 2010. Therefore, Zhengtu Information and Giant Network will need to apply for an additional three-year extension upon the expiration of the current qualification certificate if they desire to continue to enjoy the 15% reduced rate for the calendar year of 2011. If they fail to maintain the “High and New Technology Enterprise” qualification, the applicable EIT rate may increase to up to 25%, which could have a material adverse effect on our results of operations. We cannot assure you that the tax authorities will not, in the future, discontinue any of our preferential tax treatments, potentially with retroactive effect. The discontinuation of any of our preferential tax treatments could materially increase our tax obligations. See “Item 5. — Operating and Financial Review and Prospects — A. Operating results — Taxation — China.”
     We may be classified as a “resident enterprise” under the PRC New EIT Law; such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.
     The New EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. In addition, a circular issued by the State Administration of Taxation regarding the standards used to classify certain Chinese enterprise controlled companies established outside of China as “resident enterprises” clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC enterprise income tax, currently at a rate of 10%, when recognized by non-PRC shareholders. This circular also subjects such “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the enterprise income tax, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. In addition, the circular mentioned above details that certain Chinese-invested enterprises will be classified as “resident enterprises” if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the directors or senior management having voting rights. If the PRC tax authorities determine that our Cayman Island holding company is a “resident enterprise,” a number of unfavorable PRC tax consequences could follow. First, we may be subject to enterprise income tax at the rate of 25% on our worldwide income, as well as PRC enterprise income tax reporting obligations. Second, although under the New EIT Law and the Implementing Rules, dividends paid to us from our PRC subsidiaries would qualify as “tax-exempted income”, any such dividends paid to our company or our Hong Kong subsidiary may be subject to an enterprise income tax and the PRC foreign exchange control authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, dividends paid by us to our non-PRC shareholders and capital gains recognized by them with respect to the sale of our stock may be treated as income derived from sources within the PRC and as a result may be subject to a PRC income tax. Such determination could have a material adverse effect on our net income and results of operations, and may require us to withhold tax on our non-PRC shareholders. We are actively monitoring the “resident enterprise” classification rules and our Cayman Island holding company’s facts and circumstances relative to the classification rules. Similar results could follow if our BVI subsidiary is considered a PRC “resident enterprise.”
     PRC laws and regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.
     PRC laws and regulations, such as the M&A Rules promulgated by six PRC regulatory agencies in 2006, the Anti-Monopoly Law promulgated by the PRC National People’s Congress in 2007 and the Circular on the Establishment of a National Security Review Mechanism for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by the General Office of the PRC State Council in 2011, establish procedures and requirements that could make some acquisitions of Chinese companies by foreign investors and companies more time-consuming and complex, including requirements in some instances that various governmental authorities be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. We may expand our business in part by acquiring complementary businesses. Complying with the requirements of the relevant PRC laws and regulations to complete such transactions could be time-consuming, and any required approval processes may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.
     We and our investors face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.
     In connection with the new EIT Law, the Ministry of Finance and State Administration of Taxation jointly issued, on April 30, 2009, the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On December 10, 2009, the State Administration of Taxation issued the Notice on Strengthening the Management on Enterprise Income Tax for Non-resident Enterprises Equity Transfer, or Circular 698. Both Circular 59 and Circular 698 are effective retroactively to January 1, 2008. Under the two circulars, non-PRC-resident enterprises may be subject to income tax on capital gains generated from their transfers of equity interests in PRC resident enterprises, or an Indirect Transfer. Using a “substance over form” principle, the PRC tax authorities have discretion under Circular 59 and Circular 698 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of the investment. In addition, by promulgating and implementing the circulars, the PRC tax authorities have increased their scrutiny of the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC-resident enterprise. For example, Circular 698 specifies that the PRC State Administration of Taxation is entitled to redefine the nature of an equity transfer where offshore vehicles are interposed for tax-avoidance purposes and without reasonable commercial purpose.

     There is uncertainty as to the application of Circular 698. For example, while the term “Indirect Transfer” is not clearly defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with China. Moreover, the implementation of Circular 698, such as the process and format of the reporting of an Indirect Transfer to the competent tax authority of the relevant PRC resident enterprise remains unclear. In addition, there are not any formal declarations with regard to how to determine whether a foreign investor has adopted an abusive arrangement in order to reduce, avoid or defer PRC tax. Circular 698 may be determined by the tax authorities to be applicable to our private equity financing transactions, disposal of our subsidiaries, acquisitions of complementary businesses, or disposal of shares or ADSs in our company, where non-PRC resident investors are involved. As a result, we and our non-PRC resident investors may, when doing transactions that involve the transfer of our shares or equity interests of our subsidiaries, become at risk of being taxed under Circular 698 and may be required to expend valuable resources to comply with Circular 698 or to establish that we or our non-PRC resident shareholders should not be taxed under Circular 698, which may have a material adverse effect on our financial condition and results of operations or such non-PRC resident investors’ investments in us.
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
     Since we have licensed some of our games to overseas companies for operation outside mainland China, such as ZT Online to Lager Network, VinaGame and Astrum Nival, Dragon Soul to Neonga AG, The Golden Land to overseas markets including Taiwan, Brazil, Turkey, Korea, Japan, Thailand, and North America and Europe, XT Online to the Vietnam market and we may further license our existing and new games in other countries and regions, we are required to submit our software export contracts to the data center of the Ministry of Commerce and obtain a software export contract registration license for such software exports. Failure to obtain this license may cause us to incur penalties such as warning and restrictions on or discontinuation of our self-export operations. For the games that we commercially launched in or after 2011, such as Elsword and Allods Online, there is an additional set of regulatory requirements with which we must comply. This includes obtaining game content approval from the Ministry of Culture, completing registration with the Ministry of Commerce and the State Copyright Bureau, obtaining a software product registration certificate from the Ministry of Information Industry, and obtaining a publication approval from the General Administration of Press and Publication and other procedures or formalities which the relevant authorities further require. Any failure by us to obtain these permits or approvals may cause us to suspend operation of our online games, or otherwise cause us to incur penalties, including fines and restrictions on or discontinuation of our operations, which could materially and adversely affect our business, financial condition and results of operations
     As the online game industry is at an early stage of development in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and address new issues that may arise. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future Chinese laws and regulations applicable to the online games industry. While we believe that, we are in compliance with all applicable Chinese laws and regulations currently in effect with the exception of those the violation of which has been disclosed in this annual report or would not otherwise have an adverse effect on Zhengtu Information and Giant Network as a whole, we cannot assure you that we will not be found in violation of any current or future Chinese laws and regulations.
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
     In June 2009, the MOC and the Ministry of Commerce jointly published the Notice on Strengthening the Administration Work of the Virtual Currency in Online Games, or the Virtual Currency Notice, to require businesses that (i) issue online game virtual currency (in the form of prepaid cards and/or pre-payment or prepaid card points) or (ii) offer online game virtual currency transaction services to apply for approval from the MOC through its provincial branches within three months following the date of such notice. The Virtual Currency Notice prohibits businesses that issue online game virtual currency from providing services that would enable the trading of such virtual currency. Any business that fails to submit the requisite application will be subject to sanctions, including but not limited to warnings, mandatory corrective measures and fines. The Virtual Currency Notice also prohibits online game operators from allocating virtual items or virtual currency to players based on random selection through lucky draw, wager or lottery which involves cash or virtual currency directly paid by the players. The Virtual Currency Notice also regulates, among other things, that game operators may not issue virtual currency to game players through means other than purchased by game players with legal currency. Moreover, any businesses that do not provide online game virtual currency transaction services are required to adopt technical measures to restrict the transfer of online game virtual currency among accounts of different game players. The MOC issued the Tentative Measures for Online Games Administrative, or the Online Game Measures, in June 2010, which provides, among other things, that virtual currency issued by online game operators may only be used in exchange for the operator’s own online game products and services and may not be used to pay for the products and services of other entities. The above restrictions may limit our ability to maintain or increase our revenues and adversely affect our results of operations and business prospects.
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
     The Notice 75 retroactively requires registration by March 31, 2006 of direct or indirect investments previously made by PRC residents in offshore companies. SAFE issued subsequent guidance to its local branches for implementing Notice 75. The guidance standardizes more specific and stringent supervision on the registration relating to Notice 75. Specifically it requires PRC residents holding any equity interest in offshore companies, directly or indirectly, controlling or nominal, to make registration with SAFE and imposes obligations on the PRC subsidiaries of offshore companies to facilitate and urge registrations by relevant PRC residents and to file with SAFE the stock options granted by offshore companies to any PRC resident. The registration and filing procedures under Notice 75 are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholders loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquisocial networking distributions, equity sale proceeds, or the return of funds upon a capital reduction.
     We have already notified our shareholders, and the shareholders of the offshore entities in our corporate group, who are PRC residents to urge them to make the necessary applications and filings as required under this regulation. However, as a result of uncertainty concerning the reconciliation of the new regulation and ambiguities in SAFE registration procedures for registering PRC residents’ share obtained from exercise of share options, 190 PRC individuals in all who have exercised their options to purchase our ordinary shares in accordance with our Employee Share Option Scheme in 2010 are currently unable to register their share ownership with Shanghai SAFE. These individuals are actively communicating with Shanghai SAFE to seek alternative solutions. We do not expect that the inability by those individuals to register share ownership with Shanghai SAFE will have a material adverse effect on our business. We are committed to complying, and to ensuring that our shareholders who are subject to the regulation comply, with the relevant rules. However, we cannot assure you that all of our shareholders who are PRC residents will comply with our request to make or obtain any applicable registrations or approvals required by the regulation or other related legislation. The failure or inability of our PRC resident shareholders to receive any required approvals or make any required registrations may subject us to fines and legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiary’s ability to make distributions or pay dividends or affect our ownership structure, as a result of which our acquisition strategy and business operations and our ability to distribute profits to you could be materially and adversely affected.
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
     We are a Cayman Islands holding company and substantially all of our operations are conducted through our PRC subsidiary, Zhengtu Information, and our affiliated entity, Giant Network. Current regulations in China permit our PRC subsidiaries to pay dividends to us only out of its accumulated distributable profits, if any, determined in accordance with their articles of association and PRC accounting standards and regulations. The ability of Zhengtu Information to make dividends and other payments to us may be restricted by factors that include changes in applicable foreign exchange and other laws and regulations. In particular, under PRC law, our subsidiary may only pay dividends after 10% of its after-tax profits have been set aside as reserve funds, unless such reserves have reached at least 50% of its registered capital. Such cash reserve may not be distributed as cash dividends. The PRC Income Tax Law also imposes a 10% enterprise income tax on dividends distributed by a foreign invested enterprise to its immediate holding company outside China, which were exempted under the previous income tax and rules. A lower enterprise income tax rate will be applied if there is a tax treaty arrangement between mainland China and the jurisdiction of the foreign holding company, and subject to certain conditions upon Chinese tax authority’s approval. The foreign invested enterprise will be subject to the withholding tax starting on January 1, 2008. There was no distribution of dividends from the Group’s PRC subsidiaries in 2009 and 2010. Zhengtu Information is also required to allocate a portion of its after-tax profits, as determined by its board of directors, to its staff welfare and bonus funds, which may not be distributed to its shareholders. In addition, if our operating subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Moreover, the profit available for distribution from our operating subsidiary is determined in accordance with generally accepted accounting principles in China. This calculation may differ from one performed in accordance with U.S. GAAP. As a result, we may not have sufficient distributions from our PRC subsidiaries to enable necessary profit distributions to us or any distributions to our shareholders in the future, the calculation of which would be based upon our financial statements prepared under U.S. GAAP.
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
     In the course of playing online games, some virtual assets, such as special equipment, player experience grades and other features of our players’ game characters, are acquired and accumulated. Such virtual assets can be highly valued by online game players and in some cases are traded between players for actual money or real assets. In practice, virtual assets can be lost for various reasons, such as data loss caused by delay of network service or by a network crash. There are currently no PRC laws and regulations governing virtual asset property rights. As a result, it is unclear who the legal owner of virtual assets is and whether the ownership of virtual assets is protected by law. In the event of a loss of virtual assets, we may be sued by players and may be held liable for damages, which may negatively affect our business, financial condition and results of operations.
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
     If our existing shareholders sell, indicate an intention to sell or are perceived to intend to sell substantial amounts of our ordinary shares in the public market, the trading price of our ADSs could decline. As of December 31, 2010, we had 228,019,412 outstanding ordinary shares. On October 31, 2009, the two year lockup agreement entered into by our current chief executive officer and chairman, Yuzhu Shi, during our public offering expired with respect to 102,000,000 of our ordinary shares, which he may sell in conformance with Rules 144 and 701 of the Securities Act of 1933. In addition, as of December 31, 2010, the 7,097,369 ordinary shares subject to outstanding options under our 2006 Plan and 2007 Plan are eligible for sale in the public market to the extent permitted by the provisions of their various vesting agreements, lock-up agreements and Rules 144 and 701 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our ordinary shares could decline.
     Our corporate actions are substantially controlled by our principal shareholders and their affiliated entities.
     As at December 31, 2010, our principal shareholders and their affiliated entities owned approximately 57.75% of our outstanding ordinary shares. These shareholders, acting individually or as a group, could exert control over and substantially influence matters such as electing directors and approving mergers or other business combination transactions. For example, between February 2006 and June 2007, prior to the establishment of our current board of directors, including our independent directors, Giant Network and Zhengtu Information made interest-free advances in the total amount of RMB900.0 million to Shanghai Jiante Shengming Technology Co., Ltd., a company controlled by Yuzhu Shi, our controlling beneficial owner. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company that might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.
     We may need to take certain actions to avoid being deemed an investment company under the Investment Company Act of 1940.
     The Investment Company Act of 1940 requires registration of, and imposes stringent regulation upon, companies that are primarily engaged in the business of investing, reinvesting, owning, holding or trading securities. In addition, a company may be deemed to be an investment company if it owns investment securities with a value exceeding 40% of the value of its total assets (excluding government securities and cash items) on an unconsolidated basis, unless an exemption or safe harbor applies. Securities issued by companies other than majority-owned subsidiaries are generally regarded as investment securities under the Investment Company Act.
     Although we are not primarily engaged in the business of investing, reinvesting, owning, holding or trading securities, we may nonetheless be deemed an investment company under the Investment Company Act due to our various held to maturity securities and our minority investments, all of which are regarded as investment securities under the Investment Company Act. In addition, in the event that one or more of our investee companies completes an initial public offering or is sold to an acquirer, the value of our investment in such investee company may substantially increase, which may result in us being deemed to be an investment company.
     In order to avoid being deemed an investment company under the Investment Company Act, we may need to take actions, including buying, refraining from buying, selling or refraining from selling securities when we would otherwise not choose to do so. For example, we may need to acquire additional income or loss generating assets that we might not otherwise have acquired, forego opportunities to acquire interests in companies that would be important to our strategy, or sell certain assets that are considered to be investment securities, including interests in our investee companies.
     In the event that we are deemed to be an investment company, because we are not a U.S. company we will not be permitted to register as an investment company under the Investment Company Act. Accordingly, we will not become subject to regulation under the Investment Company Act. We will, however, face other restrictions as a result of being deemed to be an investment company, including but not limited to no longer being permitted to make a public offering of our securities in the United States. Although we believe that our current cash and cash equivalents and cash flows from operations are sufficient to meet our anticipated needs in the near term, such a prohibition on public offerings of our securities in the United States would limit our future access to capital and could restrict our future growth prospects.
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
     We believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2010. However the application of the PFIC rules is subject to uncertainty in several respects, and we must make a separate determination after the close of each taxable year as to whether we were a PFIC for such year. As such, although we intend to conduct our business activities in a manner to reduce the risk of our classification as a PFIC in the future, we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets, and, because the value of our assets is likely to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which are likely to fluctuate, there can be no assurance that we will not be classified as a PFIC for 2011 or any future taxable year. If we are a PFIC for any taxable year during which a U.S. investor held our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences would apply to the U.S. investor. See “Item 10. — Additional Information — E. Taxation — U.S. Federal Income Taxation — Passive foreign investment company.”
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
     We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which they relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary will not make rights available to you unless both the rights and any related securities are registered under the Securities Act, or the distribution of them to ADS holders is exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.
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
     We are a “controlled company” as defined under Section 303A of the Listed Company Manual of the New York Stock Exchange, or the NYSE, because one of our shareholders holds more than 50% of our voting power. As a result, for so long as we remain a controlled company as defined under that rule, we are exempt from, and our shareholders generally are not provided with the benefits of, some of the NYSE corporate governance requirements, including that:
•	a majority of our board of directors must be independent directors;

•	our compensation committee must be composed entirely of independent directors; and

•	our corporate governance and nominating committee must be composed entirely of independent directors.
     Although our board previously included a majority of independent directors, upon the resignation of Mr. David Feng Yu from our board in June 2011, our board consists of three independent directors and three non-independent directors. See “Directors and Senior Management.”
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
     In 2009 and 2010 we established various subsidiaries, in which we own an approximately 51% interest through various holding companies, as part of a reorganization of our game development studios. For additional information regarding the reorganization of our game development studios, see Item 4.B, “Business Overview — Game Development and Sourcing — Game Development.”
     In May 2009, the Company acquired a 51% interest in Snow Wolf to further enrich our game pipeline and enhance our research and development capability. In November 2010, we acquired a 100% interest in Julun Network and a 50% interest in Shanghai Haoji Network Technology Co. Ltd., or Haoji Network, two additional game development studios.
     In the fourth quarter of 2010, we sold our controlling interest in Beijing Huayi Giant Information Technology Co., Ltd, or Huayi Giant, which holds the intellectual property and development team of K III, a 3D MMORPG game, to Huayi Brothers.

     Our principal executive offices are located at 11/F No. 3 Building, 700 Yishan Road, Shanghai, 200233, People’s Republic of China. Our telephone number at this address is +86 21 3397-9999 and our fax number is +86 21 3397-9948. Our website address is www.ga-me.com. The information contained on our website is not part of this annual report.
B. Business Overview
Overview
     We are a leading online game developer and operator in China in terms of market share. We focus on massively multiplayer online role playing games, or MMORPGs, which are played through networked game servers on which tens of thousands of players are able to simultaneously connect and interact.
     We commercially launched our first internally-developed MMORPG, ZT Online, in January 2006. We now operate eleven online games, among which nine are self-developed, including the five games in the ZT Online Series.
     We believe that our success is largely attributable to our ability to internally develop, operate and market high quality MMORPGs tailored to China’s core game player audience, which we define as players between the ages of 18 and 40. As of December 31, 2010, our game development team consisted of 934 members, which includes dedicated product development and enhancement teams for each of our MMORPG and MMO games.
     Notwithstanding our historical success with internally developed games, we began to expand our game pipeline by licensing games from third party developers. In December 2009 and January 2010, respectively, we acquired the exclusive mainland China operation licenses for Elsword and Allods Online, two 3D MMORPGs.
     We have built nationwide distribution and marketing networks to sell and market our prepaid game cards and game points. As of December 31, 2010, our distribution network consisted of more than 130 non-exclusive regional distributors and reached over 96,000 retail outlets, including Internet cafés, software stores, supermarkets, bookstores, newspaper stands and convenience stores located throughout China. We also sell game points through our official game website. As of December 31, 2010, our marketing network consisted of over 1,150 personnel throughout China.
     Although substantially all of our revenues are generated through our own game operation in China, we have began deriving revenues from licensing of our games to third party operators in other territories including Hong Kong, Macau, Taiwan, Malaysia, Singapore, Vietnam, Russia and other Russian speaking territories. In addition, we have also licensed our ZT Online Green Edition to Shenzhen Tencent Computer Systems Company Limited, or Tencent, on a non-exclusive basis for operation of such game on Tencent’s QQ game platform in China.
     In 2008, 2009 and 2010, our net revenues were RMB1,594.7 million, RMB1,303.8 million and RMB1,332.8 million (US$201.9 million), respectively. Our net income for the same periods was RMB1,113.6 million, RMB859.0 million and RMB811.2 million (US$122.9 million), respectively. Our quarterly peak concurrent users for all of the games we operate in mainland China were 1,572,000 and 1,713,000 for 2009 and 2010, respectively, and our quarterly average concurrent users for all of the games we operate in mainland China were 474,000 and 595,000 for 2009 and 2010, respectively.
Our Games
     We currently operate eleven games, including nine MMORPGs, one casual MMO game and one strategy browser game. While each of our games is unique, they all share certain common characteristics, including their targeted market and their interoperability. Each of our MMORPGs target China’s core online game market, which we define as players between the ages of 18 and 40. We believe that members of this demographic generally have greater disposable income and are more willing to spend money to improve their characters’ standing in the game. We also believe that our ability to effectively target this market segment has helped facilitate our relatively high average revenue per user. In addition, our games have a high degree of interoperability, which enables a player to access all of our games through one single account.
     The following table sets forth certain information relating to the games that we operate as of June 10, 2011.

Game	Style	Game Source	Launch Date/ Status
ZT Online	Free to Play 2D MMORPG	Self-Developed	First Quarter 2006

ZT Online PTP	Pay to Play 2D MMORPG	Self-Developed	Fourth Quarter 2007

Giant Online	Free to Play 2.5D MMORPG	Self-Developed	Fourth Quarter 2007

ZT Online Classic Edition	Free to Play 2D MMORPG	Self-Developed	Third Quarter 2008

ZT Online Green Edition	Free to Play 2D MMORPG	Self-Developed	Second Half 2009

My Sweetie	Free to Play 2D Casual MMO	Acquired	Second Half 2009

K III	Free to Play 3D MMORPG	Transitional License	Second Half 2009

The Golden Land	Free to Play Strategy Browser Game	Self-Developed	Second Half 2009

XT Online	Free to Play 2.5D MMORPG	Self-Developed	Closed Beta Testing

ZT Online II	Free to Play 2D MMORPG	Self-Developed	Closed Beta Testing

Dragon Soul	Free to Play 3D MMORPG	Self-Developed	Closed Beta Testing
     ZT Online
     ZT Online, or “Zheng Tu” in Chinese, is a two-dimensional, or 2D, online role-playing game set in ancient China, and was the first game that was wholly developed by our internal product development team. ZT Online players assume one of five different roles, including soldiers and magicians, in 10 different “kingdoms.” Players develop skills, use magical weapons and team up with other players to fight against monsters and players from other kingdoms. Revenues from the ZT Online Series accounted for substantially all of our net revenues in 2008, 2009 and 2010.
     In order to play ZT Online, players must log onto one of our multiple shards, or independent copies of the game world. Players can only interact with other players in his or her respective shard at any given time, but our technology allows players to “travel” among the different shards. We have developed proprietary technology for use in ZT Online that allows over 40,000 players to play together in a single shard at any given time, which we believe is higher than many of the other MMORPGs currently operated in China.
     ZT Online is free of charge to play. Players may purchase physical or virtual prepaid game cards and game points from our official game website or from Internet cafés and other distribution points which allow their characters to obtain “gold coins,” one of the currencies used in the ZT Online game. Players may also earn “silver coins” for their characters when they successfully fulfill tasks or adventures in the game world. The game also has “gold coin vouchers,” which are offered both as a salary to players who meet certain requirements and as a reward in connection with certain of our promotions. Gold coin vouchers are not exchangeable for gold coins or silver coins, and can only be used by players to purchase certain specified and non-transferable virtual items and services. Players may trade silver coins for gold coins, and vice-versa, inside the game. Neither gold coins, gold coin vouchers, nor silver coins may be used by players to purchase any items or services outside of the ZT Online game. However, certain players make use of third party auction websites to sell their game accounts, which may include gold coins, gold coin vouchers and silver coins, for real money. See “Risk Factors — Risks Relating to Our Business and Industry — Enhancements and rules changes to our games have resulted, and may continue to result, in players deciding not to play our games or making legal claims against us, which could materially and adversely affect our business, results of operations and financial condition.”
     ZT Online allows players to purchase a wide range of virtual items and services for their characters using their gold and/or silver coins. These include weapons, clothing, pets, ceremonies and rites, and many others. Some virtual items are consumed at a predetermined rate or otherwise have limitations on repeated use, for example a magic shield that can only be carried for seven days or medicine that can only be consumed once, while other items may continue to exist for an undetermined time until receiving a certain amount of damage in the game from battle and other causes. Weapons may be repaired or replaced by purchases of certain in-game raw materials or by payment of additional gold or silver coins.
     ZT Online offers an uninterrupted play experience, where players can choose to enter the game 24 hours a day, seven days a week. ZT Online can be accessed from any location with an Internet connection.
     ZT Online PTP
     ZT Online PTP is the first pay-to-play MMORPG that we developed. Although ZT Online PTP is based on the ZT Online free-to-play game, unlike ZT Online, ZT Online PTP requires players to pay to play the game by purchasing physical or virtual prepaid game cards from our official game website or from Internet cafés and other distribution points. Virtual items and services are not sold in the game, and therefore players must focus on building up their characters’ experience to advance in the game. As of the date of this annual report, ZT Online PTP does not have a material amount of active players, and therefore we may choose to discontinue the operation of this game in the near future.
     Giant Online
     Giant Online is an internally developed modern-era military-themed MMORPG. Giant Online players may assume one of the 14 different roles, such as detectives and spies. As with ZT Online, the game world in Giant Online is divided into numerous kingdoms. Each player must guide his or her character to develop skills and cooperate with other players to fight against players from other kingdoms. In addition to the functions that traditional MMORPGs provide, Giant Online includes a variety of other features and functions that we believe could enhance players’ entertainment experience. Players can equip their characters with a range of modern weapons. Apart from waging war, characters can also engage in various forms of in-game social interaction, such as friendship and even romance.
     Giant Online is a 2.5 dimensional game, or 2.5D game, meaning that the background and items in the game are depicted three dimensionally, while the characters are depicted two dimensionally and the player’s viewing angle is fixed and does not pivot. Although 2.5 dimensional games typically require more computing capacity than two dimensional games such as ZT Online, our product development team has developed server software that effectively offsets technical restraints and facilitates the development of a larger player base.
     Giant Online was developed by an internal studio that we are reorganizing into Juhuo Network, one of our 51% owned game development studios. For a discussion of our ongoing game development studio reorganization, see “Game Development and Sourcing — Game Development.”
     ZT Online Classic Edition
     ZT Online Classic Edition is a version of ZT Online for players who prefer the original monetization features of ZT Online, which we launched in 2006.
     ZT Online Green Edition
     ZT Online Green Edition is a version of ZT Online that features an enhanced in-game economy to benefit lower spending and non-paying accounts, along with additional maps, skills and items.
     King of Kings III
     King of Kings III, or K III, is a three-dimensional MMORPG experience set in a European-style magical world. Players assume the roles of K III heroes as they explore a virtual world of forests, medieval cities and castles. K III is the third episode of the King of

Kings series of MMORPGs, which was first launched in Taiwan in 1999. We acquired the intellectual property rights to K III from Lager Network in the third quarter of 2007. In December 2010, we transferred the intellectual property rights of K III for RMB25 million to our affiliated company Huayi Giant, in which we currently own a 34% interest, and classify this game as licensed rather than acquired as a result of such diposal. Following the sale of our controlling interest in Huayi Giant to Huayi Brothers, we have continued to operate K III but we have done so on transitional basis in cooperation with Huayi Giant. We expect to transfer full operation of K III to Huayi Giant in the future.
     My Sweetie
     My Sweetie is a free-to-play 2.5D casual MMO game, which allows players to create virtual characters, raise virtual pets on their computers and go online to interact with other virtual pet-owners. My Sweetie is the first game developed pursuant to our Win@Giant program. As of the date of this annual report, My Sweetie does not have a material amount of active players, and therefore we may choose to discontinue operation of this game in the near future.
     The Golden Land
     The Golden Land is a free-to-play medieval strategy browser game, which was developed by Juhe Network, one of our 51% owned game development studios.
     XT Online
     XT Online is a free-to-play 2.5D ancient Chinese martial arts MMORPG that was developed by Snow Wolf, a game development studio in which we acquired a 51% interest in May 2009. XT Online enables users to practice different schools or styles of martial arts with the goal of becoming a master, while focusing on brotherhood and trust-building with other martial artists.
     ZT Online II
     ZT Online II is an internally-developed free-to-play 2D sequel to our flagship game ZT Online. ZT Online II features new 2D graphics with vivid background and artwork, enriched gameplay, embedded casual farming experiences, magical pet raising system and a more balanced in-game economy.
     In comparison to ZT Online, which mainly generates the revenue from selling virtual items to users, ZT Online II utilizes a new model in-game economy targeting lower spending and non-spending users, in which revenue is generated from the user’s consumption of game points for trading virtual items created by users themselves. We consider this new model of in-game economy to be a “third generation” in-game economy, which contrasts with first generation time-based games and second generation item-based games like ZT Online.
     ZT Online II was developed by an internal studio that we are reorganizing into Jujia Network, one of our 51% owned game development studios. For a discussion of our ongoing game development studio reorganization, see “Game Development and Sourcing — Game Development.”
     Dragon Soul
     Dragon Soul is an internally developed 3D ancient Chinese MMORPG developed by Chengdu Jufan Network Technology Co. Ltd., or Jufan Network, one of our 51% owned game development studios. Dragon Soul utilizes a self-developed 3D engine, featuring realistic lighting and maps without boundaries.
     Game Pipeline
     The following table sets forth certain information relating to select games from our pipeline as of June 10, 2011.

Game	Style	Game Source	Status
Elsword	Free to Play 3D MMO	License	Localization

Allods Online	Free to Play 3D MMORPG	License	Internal Testing

Spirits of the Warriors	Free to Play 3D MMORPG	Self-Developed	Internal Testing
     Elsword
     In December 2009, we licensed from KOG of South Korea Co., Ltd. or KOG, the mainland China operation rights for Elsword, a 3D side-scrolling, advanced casual MMO. We conducted engineering testing in November of 2010 and anticipate another round of engineer testing in the second quarter of 2011.
     Allods Online
     In January 2010, we licensed from Mail.Ru Inc., or Mail.Ru, the mainland China operation rights for Allods Online, a 3D free-to-play MMORPG developed by Astrum Nival, a studio owned by Mail.Ru. Allods Online is primarily operated in the Russian speaking markets, US, Europe (UK, Germany and France), Turkey, Japan, Brazil, the Philippines and Taiwan.
     Spirits of the Warriors
     Spirits of the Warriors is a free-to-play 3D MMORPG based on the Three Kingdoms period of ancient Chinese history. This game was developed by Julun Network, which became a wholly-owned subsidiary upon completion of our acquisition in November 2010.
Operation of Our Games
     Our platform support team and our maintenance team presently consist of a total of approximately 80 personnel, and are responsible for managing our game platform and our games’ in-game environments, respectively.

     We rely on our platform support team to maintain and upgrade our approximately 4,838 servers in 200 server groups located in Internet data centers in seven cities throughout China. We employ platform support personnel at the locations where our server groups are housed, and therefore are able to resolve any hardware or software issues generally within several hours or less.
     Our maintenance team supervises our games’ in-game environments to ensure that Internet connection and data transmission are adequate and that game features are functioning properly and also to police against harmful or illegal behavior by players. We also use input from our maintenance team when developing game updates and enhancements.
Game Development and Sourcing
     Nine of the eleven games that we currently operate are self-developed. Recently, we have also licensed the rights to operate games from certain third party developers in mainland China. In addition, we expand our game portfolio and our business generally, through acquisitions, investments or other strategic cooperation agreements.
     Game Development
     Nine of the eleven games that we currently operate are self-developed. Our game development process generally begins with the approval of a new game concept by our management team. Following approval by management, game concepts are presented to our design department, which consisted of 158 employees as of December 31, 2010. The design department creates a game development plan, which includes a proposed storyline, technical parameters and baseline artwork.
     We assemble a dedicated development team for each new game project. As of December 31, 2010, we employed 934 game developers, including software programmers, platform technicians and media specialists. Most of our software programmers and platform technicians have extensive game and software development experience. We rely on our quality control department at each stage of the game development process to ensure quality and playability. Our quality control team consisted of approximately 27 members as of December 31, 2010, most of whom have university or graduate degrees.
     In the fourth quarter of 2008, we introduced Win@Giant, an incubation program designed to, among other things, identify, recruit and incentivize talented individuals in the areas of game design and development. In 2009 and 2010, in connection with our Win@Giant initiative, we began to reorganize our game development studios by establishing various subsidiaries that are 51% owned by us and 49% owned by the relevant development team members. Each reorganized studio will focus upon producing and supporting internally developed games, and will be incentivized based upon the success of these games. As a result of this reorganization, Giant Online, one of our existing MMORPGs, will be supported by Juhuo Network, and the development and subsequent support work for ZT Online II will be conducted by Jujia Network. For a discussion of risks relating to our game development studio reorganization, see “Risk Factors — Risks Related to Our Business and Industry — We may not be able to successfully implement our growth strategies, which would materially and adversely affect our revenue, profitability and competitiveness.”
     Game Updates and Enhancement
     For each game in operation we maintain a dedicated team that develops expansion packs, updates and patches. We derive many of our game enhancement ideas from our players by maintaining multiple channels through which they can provide comments and suggestions. These channels include online surveys, online discussion forums, instant messaging and our twenty-four hour telephone hotline.
     Because most of our games are self-developed, we do not need to spend time and resources to localize these games for the China market, which helps to reduce the time required to develop and release expansion packs and updates.
     We release expansion packs, updates and patches for our games on a regular basis. Expansion packs are large enhancements that include many new features and generally require several months to develop. Updates are less extensive than expansion packs, but often include new maps, virtual items and virtual services. We distribute updates electronically through our official game website and in DVD form through our marketing network. Patches are generally designed to fix bugs and are developed and released as needed.
     Game Licensing
     We have recently licensed the rights to operate games in mainland China from certain third party developers. In December 2009 we entered into a license agreement to operate Elswood, which was developed by KOG, and in January 2010 we entered into a license agreement to operate Allods Online, which was developed by Mail.Ru. The cost of games licensed from third party developers generally consists of an upfront licensing fee, which we typically pay in installments, and royalties, which are equal to a percentage of revenues we generate from operating the games. Generally our license agreements expire three years after the commencement of open beta testing. Our licensors also agree to provide us with basic technical support, as well as updates developed for the games we license, each without additional charge during the term of the license.
     Investment, Acquisition and Strategic Cooperation
     We also expand our game portfolio, and our business generally, through acquisition of games developed by third parties, acquisitions or making minority investments in companies both for strategic and financial purposes. For example, in the third quarter of 2007, we acquired the intellectual property rights for K III from Lager Network, a Taiwan-based game developer, in November 2010 we acquired the entire equity interest of Julun Network, an online game developer, and in May 2010 we acquired a controlling equity interest in Snow Wolf, a Hangzhou based game development studio. In addition, we have made minority investments in 51.com, a leading Chinese social networking site, Mobile Embedded Technology Inc., a mobile platform operating company, and Shanghai Ruichuang Network Technology Co., operator of the internet portal website www.2345.com.
     In addition, we explore select investment opportunities that may have strategic value to us or that are purely financial. For example, in April 2011, we committed to invest RMB 958.8 million (US$145.3 million) in a privately held insurance company, though such investment remains subject to the approval of the China Insurance Regulatory Commission. For a discussion of risks relating to our investment activities, see “Risk Factors — Risks Related to Our Business and Industry — We face certain risks associated with our investment activities, including credit risks related to our held to maturity investment contracts.”
     We also cooperate with other companies to develop and operate online games. For example, in the fourth quarter of 2010, in order to explore the potential convergence between online games and other entertainment media, we established a cooperative relationship with Huayi Brothers, a diverse media, entertainment and leisure group. We sold to Huayi Brothers our controlling interest in Huayi Giant, which holds the intellectual property and development team for K III. Following the sale, Huayi Brothers holds a 51% interest in Huayi Giant, while we hold a 34% interest and the employees of Huayi Giant hold a 15% interest. Although we have continued to operate K III following the sale of our controlling interesting in Huayi Giant, we have done so on a transitional basis in cooperation with Huayi Giant. We expect to transfer full operation of K III to Huayi Giant in the future.
     In addition, in October 2009 we entered into a three year non-exclusive license agreement for ZT Online Green Edition with Shenzhen Tencent Computuer Systems Company Limited, or Tencent. Pursuant to the license, Tencent operates ZT Online Green Edition on its QQ Game platform in exchange for a royalty payable to us.
Distribution and Marketing
     Distribution
     We maintain an official game website dedicated to our games, and we distribute our game software to players for free via that website. We also distribute our free game software on data DVD-ROM disks at selected Internet cafés.
     We distribute our physical prepaid game cards and virtual prepaid game cards through our distribution network and also distribute virtual prepaid game cards through our official game website. Our physical prepaid game cards expire two years after printing, and our virtual prepaid game cards expire one year after issuance.
     Distribution Network
     As of the fourth quarter of 2010, our distribution network includes more than 130 non-exclusive regional distributors. Our distributors purchase our prepaid game cards from us at a pre-set discount. They subsequently resell our prepaid game cards to retail outlets and sub-distributors, who distribute them to Internet cafés, newsstands, convenience stores, software stores and book stores. We require full payment prior to delivery of prepaid game cards to distributors. We provide refunds for unsold inventory after six months under certain circumstances, but only to the extent that the inventory has not already expired. We have not had any refund requests from distributors since we commercially launched our first game in January 2006. We offer distributors a volume-related incentive upon the consummation of sales which is payable every six months in the form of prepaid game cards. We also provide distributors with monthly and annual performance-based bonuses, which have not been significant.
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
     Direct Online Sales
     We sell virtual prepaid game cards directly to players through our official game website using an online payment system jointly supported by China Union Pay (a system provided by Shanghai ChinaPay E-Payment Service Co., Ltd), China PnR (a system provided by Shanghai China Payment and Remittance Network Technology Co., Ltd), China Alipay (a system provided by Alipay.com Co., Ltd) and China 19Pay (a system provided by Beijing Speedpay Technology Co., Ltd) to facilitate online payment from most major commercial banks within China. China Union Pay, China PnR and China Alipay charge us service fees of 0.45%, 0.45% and 0.40%, respectively, on our direct sales, which are significantly less than discounts and volume-related incentives given to distributors.
     Licensing of Our Games
     In addition to operating our games in China, we license our games to overseas online game operators in various countries, and to other PRC companies, for operation on their respective platforms. The following table sets forth certain information relating to our material license agreements with third parties for the operation of our games as of June 10, 2011.

Name	Territory of License	Licensee	Date of License
ZT Online	Vietnam	VinaGame Software Service Joint Stock Company	March 2008

ZT Online	Taiwan\Hong Kong\Macau\ Malaysia\ Singapore	Lager Network Technologies Inc.	October 2006

ZT Online	Russia and Russian speaking countries	Astrum Nival LLC	September 2009

ZT Online Green Edition	Mainland China	Tencent	October 2009

The Golden Land	Taiwan\Hong Kong\Macau	King Rex Himedia Co., Ltd	March 2010

Giant Online	Taiwan\Hong Kong\Macau	International Games System Co., Ltd.	April 2010

The Golden Land	Brazil/Turkey	Beijing ELEX Technological Co. Ltd.	July 2010

Name	Territory of License	Licensee	Date of License
The Golden Land	Japan	Aeria Inc.	July 2010

The Golden Land	Thailand	ENMO Company Limited	January 2011

The Golden Land	South Korea	NCSoft Corporation	January 2011

Dragon Soul	USA\Canada\Europe (excluding Russia and Russian speaking countries)	Neonga AG	January 2011

XT Online	Vietnam	FPT Online Joint Stock Company	January 2011

The Golden Land	USA\Canada\Europe (excluding Turkey, Russia and Russian speaking countries)	Aeria Games & Entertainment Inc.	March 2011
     Pursuant to our license agreements, we allow the licensees to exclusively operate, promote, service and distribute our games and game-related products in the licensed territories. In return, we are entitled to ongoing royalties, which are based on the volume of consumption of game points by players with game accounts registered with the licensees. The licensees are generally responsible for the sales and marketing of our games in the given territories. The licensees are also responsible for maintenance of the network infrastructure and customer service, while we are responsible for technical support, including providing upgraded versions and periodic updates of our game. Our license agreements are typically for a term of two to five years.
     In addition, in October 2009, we entered into a three year ZT Online Green Edition — Online Software Cooperation Agreement with Shenzhen Tencent Computer Systems Company Limited, or Tencent, to attract more players to play ZT Online Green Edition from the Tencent QQ Game platform user base. Pursuant to the cooperation agreement, Tencent is entitled to operate ZT Online Green Edition on its QQ Game platform in China and we will receive ongoing royalties.
     Marketing
     As of December 31, 2010, we employed approximately 1,150 liaison personnel in provincial capitals and special municipalities in China. We significantly reduced our sales and marketing staff during 2010 from over 1,550 staff at December 31, 2009 due to a reduction in marketing campaigns and tighter cost controls. In the near-term, we intend to keep our number of liaison personnel at current levels. We advertise our games on Internet portals such as Tencent.com, 17173.com and Sina.com. Our Internet advertisements link visitors directly to our game website, where they can register to play our games.
     Our marketing team organizes promotional events at Internet cafés throughout China. These mainly consist of renting out portions of Internet cafés for players to play our games for free. We believe that this exposes our games to a larger audience and enables us to expand our player base. We also promote our games by distributing marketing posters and promotional souvenirs such as cell phone straps to Internet cafés that are part of our distribution network. We believe that these are effective strategies to reach a broad audience because a large number of our players access our games at Internet cafés.
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
     The prepaid game cards offered by our distributors are sold in a variety of denominations, from RMB10 (approximately US$1.52) to RMB500 (approximately US$75.76). Purchasers can also purchase virtual prepaid game points on our official game website for any whole number denomination, starting at a minimum of RMB15 (approximately US$2.27). We generally develop a pricing curve to set the retail prices for the virtual items and services that we offer in our games. Pricing curves are developed primarily based on the magnitude of the advantage to the player’s character that the virtual item or service represents, demand for the virtual item or service, user game playing and payment patterns, and game development costs. Since the commercial launch of ZT Online in January 2006, we have tracked and accumulated player data from our games, which provides us with an extensive database to analyze player patterns and to establish pricing curves for particular types of virtual items and services in our games.
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
     As of December 31, 2010, our dedicated customer service team consisted of 347 employees. With the growth of our player base and the expansion of our game portfolio, we expect to continue to expand the size of our customer service team. In addition to providing customer service to our players, our representatives also collect player comments and generate weekly reports for our management and operations that summarize important issues raised by players as well as how such issues have been addressed.
Our Proprietary Technology
     As a developer of MMORPGs, we have focused our technology development efforts on making our games truly massively multiplayer. These efforts have resulted in proprietary server technology that enables a greater number of players to simultaneously interact in our games. This technology allows us to “cluster” together a number of servers to create greater capacity for each of the shards in which our players’ characters exist. For example, in ZT Online, ZT Online PTP, ZT Online Classic Edition, and ZT Online Green Edition over 40,000 players are able to interact in a single shard, which we believe is more than most other MMORPGs in China.
Operational Infrastructure
     We believe we have a reliable and secure operational infrastructure to fully support our games. As of December 31, 2010, our server network for our game operations consisted of approximately 4,838 servers in 200 server groups with the capacity to accommodate up to six million concurrent online users. These servers, all of which are owned by us, are located at Internet data centers in seven major cities in China, consisting of Shanghai, Beijing, Shenzhen, Xi’an, Tianjin, Zhengzhou and Nanjing, each of which has a fully redundant power supply and diesel power generator backup.
     We directly access the Internet backbone network through 82 gigabyte bandwidth lines jointly supplied by China Telecom and China Netcom. Our primary hardware suppliers include Hewlett-Packard, Huawei, Cisco and Network Appliance, and we have entered into agreements with each of them for warranty and maintenance services for our hardware platform. As of December 31, 2010, we employed 54 technical support staff to maintain our current technology infrastructure and develop new software features to further enhance the functionality of our management and security systems.
     We take stringent measures to ensure the security of our players’ data on our servers. We have successfully obtained ISO 27001 certification, which relates to all forms of information security.
Competition
     We compete principally with the following three groups of competitors in China:
•	domestic online game developers and operators in China, including Nineyou International Limited, Kingsoft Corporation, Perfect World Co., Ltd., Changyou.com Limited, Shanda Games Limited, Tencent Holdings Ltd, Net Dragon, The9 Limited and CDC Corporation.

•	major Internet portal operators in China, including NetEase.com, Inc. and major Chinese Internet portals, all of which leverage their existing strength in aggregating content, and marketing and cross-selling among their established Internet user base to promote online games; and

•	overseas online game developers, including Blizzard Entertainment and Webzen Inc.
     Our MMORPGs are currently competing with, among others, the following MMORPGs in China:
•	Fantasy Westward Journey, developed and operated by NetEase.com, Inc.;

•	World of Warcraft, developed by Blizzard Entertainment and operated by NetEase.com, Inc. in China;

•	Tian Long Ba Bu, developed and operated by Changyou.com Limited;

•	Zhu Xian, developed and operated by Perfect World, Co., Ltd.; and

•	MIR II, developed by Wemade Entertainment Co. Ltd. and operated by Shanda Games Limited.
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
Intellectual Property
     Our intellectual property is an essential element of our business operations. Our intellectual property rights include trademarks and domain names associated with the name “Zheng Tu” and “ztgame” in China, and copyrights and other rights associated with our websites, technology platform, self-developed software and other aspects of our business.
     We rely on copyright, trademark, trade secret and other intellectual property law, as well as non-competition, confidentiality and license agreements with our employees, suppliers and business partners to protect our intellectual property rights. Our employees are generally required to enter into agreements pursuant to which they undertake to keep confidential all information relating to our methods, business and trade secrets during, and for two years after, the period of their employment with us.

     We are the registered owner of the following software copyrights in China, each of which we have registered with the State Copyright Bureau of China:

Registered Software	Copyright Owner
ZT Online Software Version 1.0	Zhengtu Information

ZT Online Software Version 2.0	Zhengtu Information

Zhengtu Consolidated User Platform Software Version 1.0	Giant Network

Giant Online Software Version 1.0	Zhengtu Information

ZT Online Software Version 3.0	Zhengtu Information

ZT Online II Software Version 1.0	Zhengtu Information

ZT Online Software Green Edition	Zhengtu Information

My Sweetie Software Version 1.0	Zhengtu Information

The Golden Land Software Version 1.0	Zhengtu Information

XT Online Software Version 1.0	Snow Wolf

Dragon Soul Software Version 1.0	Zhengtu Information

Spirits of the Warriors	Julun Network
     We own the rights to over 29 domain names, including our official websites and domain names registered in connection with ZT Online.
     As of December 31, 2010, we own 286 registered trademarks in China and overseas and are in the process of applying for the registration of 201 trademarks in China and 50 trademarks overseas. Despite our precautions, it may be possible for third parties to obtain and use our intellectual property. Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business. See “Risk Factors — Risks Relating to Our Business — Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business.”
     We purchased the intellectual property rights to the MMORPG K III from Lager Network pursuant to a letter of intent executed in May 2007 and a supplemental agreement executed in July 2007. Pursuant to these arrangements, Lager Network perpetually assigned to Zhengtu Information all worldwide rights, title and exclusive license to the computer source code, generic code, game engine, graphic materials, artwork, story lines, music, sound effects, documentation and all other materials related to K III. This includes all patents, patent applications, trademarks, trade names, trade secrets, processes, compositions of matter, formulas, designs, inventions, proprietary rights, know-how and any other confidential or proprietary information embodied by K III, except for certain patents that have been perpetually licensed to Zhengtu Information by Lager Network. Pursuant to the supplemental agreement, we have all rights in any improvements we make to, or any derivative works we make from, K III. Furthermore, Lager Network is required under the supplemental agreement to provide us with maintenance and technical support for K III indefinitely, and assigns to us in advance any improvements to K III developed by it in the course of providing technical support and maintenance. In consideration for this transfer of K III and its related rights to us, we issued 4,000,000 of our ordinary shares to Lager Network’s indirect shareholder, Huth Group Limited.
     In the fourth quarter of 2010, we sold our controlling interest in our joint venture Huayi Giant, which had obtained the intellectual property and development team of our 3D MMORPG K III, to Huayi Brothers. After the share transfer, we and the research and development team each a hold minority stake in the joint venture and Huayi Brothers is now the majority shareholder of Huayi Giant. Following the sale of our controlling interest in Huayi Giant to Huayi Brothers, we have continued to operate K III but we have done so on a transitional basis in cooperation with Huayi Giant. We expect to transfer full operation of K III to Huayi Giant in the near future.
     In addition, in December 2009, we signed an exclusive agreement with KOG to operate Elsword in mainland China. The game is currently expected to begin engineering testing in the second half of 2011.
     In January 2010, we entered into an Exclusive Agreement with Mail.Ru pursuant to which we are authorized to operate Allods Online in mainland China. Allods Online is currently operated in the Russian speaking markets, and is under closed beta testing in Europe and United States. Over the coming months, we will begin engineering testing in the second quarter of 2011.
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
     Besides the legally required social insurance, we maintain commercial health insurance and life insurance coverage for all our employees and executive officers. In addition, we maintain directors and officers insurance.

Facilities
     Our principal offices consist of approximately 11,200 square meters of space located at No. 3 Building, 700 Yishan Road, Shanghai, which is a building that we are in the process of purchasing. In addition, our principal research and development facilities are located at 988 Zhongkai Road, Zhongshan Street, Songjiang District, Shanghai, in facilities that consist of approximately 7,500 square meters of office space and 91 staff apartments. We lease our Songjiang facilities from Shanghai Jiante, a related party that is controlled by our chairman and chief executive officer, Mr. Shi. For a discussion of our lease agreement with Shanghai Jiante, see “Item 7.B. Related Party Transactions.” We also lease additional office space in Shanghai, Chengdu, Hangzhou, Beijing, Wuxi and Zhuhai. We believe our existing facilities are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.
Legal and Administrative Proceedings
     We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.
     On November 26 and December 20, 2007, Pyramid Holdings, Inc. and Rosie L. Brooks, respectively, filed a class action against us in the United States District Court, Southern District of New York, for alleged violations of federal securities laws with our initial public offering. On July 30, 2008, the Court consolidated these actions into one class action and appointed a group of individual shareholders made up of Dunping Qui, Xie Yong, Linming Shi, and Arthur Michael Gray, or the Qui Group, and their counsel as lead plaintiffs and lead plaintiffs’ counsel, respectively, under the Private Securities Litigation Reform Act.
     On October 6, 2008, the Qui Group filed a consolidated amended complaint, or the Complaint, asserting claims for violations of Sections 11 and 12(a)(2) of the Securities Act of 1933. The Complaint alleges that plaintiffs purchased ADSs issued pursuant to or traceable to our initial public offering and that the registration statement and prospectus for that offering contained untrue statements of material facts, omitted to state other facts necessary to make the statements made not misleading and were not prepared in accordance with the applicable rules and regulations.
     Specifically, the Complaint alleges that prior to our initial public offering, we implemented a rule change to discourage “gold farming activities” in ZT Online. Gold farming occurs when companies hire individuals to play the game to generate online currency that is sold on third party websites for cash. According to the Complaint, this rule change caused a decline in average concurrent users, or ACU, and peak concurrent users, or PCU, and that the registration statement and prospectus in connection with our initial public offering failed adequately to disclose these declines. The Complaint seeks a declaration that action is a proper class action; damages to class members with interest; that the initial public offering be rescinded; and litigation costs and expenses, including attorneys’ fees, accountants’ fees and experts’ fees.
     We filed a motion to dismiss the Complaint for failure to state a claim on November 21, 2008. This motion has been fully briefed and was deemed submitted to the Court for decision as of February 25, 2009. On August 5, 2009, the Court denied our motion to dismiss the Complaint, because the Court required more facts and evidence prior to making the ruling. Following document and deposition discovery, the parties participated in a mediation in March 2011. We are currently in negotiations to settle this lawsuit. As negotiations are still ongoing, our management, after consulting its external legal counsel, determined that it is unable to assess or conclude on the likelihood of an unfavorable outcome or any possible loss to the Company. In the event that we reach a settlement with the counterparty and obtain relevant approval from the Court, the settlement payment will be made solely by our insurers to the counterparty directly and we do not expect to record any loss related to this settlement.
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
     The principal Chinese regulations governing Internet content as well as online game services in China include:
•	Telecommunications Regulations (2000);

•	the Administrative Rules for Foreign Investments in Telecommunications Enterprises (2008);

•	the Administrative Measures for Telecommunications Business Operating Licenses (2009);

•	the Internet Information Services Administrative Measures (2000);

•	the Tentative Measures for Administration of Internet Culture (2011);

•	the Notice on Issues Relating to the Implementation of The Tentative Measures for Administration of Internet Culture (2011);

•	the Tentative Measures for Administration of Internet Publication (2002);

•	the Foreign Investment Industrial Guidance Catalogue (2007);

•	the Administrative Measures on Software Products (2009);

•	the Notice on Enhancing the Content Review Work of Online Game Products (2004);

•	Some Opinions of the Ministry of Culture and the Ministry of Information Industry on the Development and Administration of Online Games (2005);

•	the Notice on the Work of Purification of Online Games (2005);

•	the Notice on Strengthening the Administration of Foreign Investment in the Operation of Value-Added Telecommunication Business (2006);

•	the Notice on the Implementation of Online Game Anti-addiction System to Protect the Physical and Psychological Health of Minors (2007);

•	the Administrative Measures on Internet Electronic Bulletin Board Services (2000);

•	the Measures on Computer Software Copyright Registration (2002);

•	the Notice of the Ministry of Culture on Enhancing the Supervision on Internet Culture Market (2002);

•	the Notice relating to Further Strengthening the Administration Work on Internet Cafés and Internet Games (2007);

•	the Administrative Provisions on the Publishing of Electronic Publications (2008);

•	the Notice on Strengthening the Administration of the Virtual Currency in Online Games (2009);

•	the Notice Regarding the Consistent Implementation of the Stipulations on “Three Provisions” of the State Council and the Relevant Interpretations of the State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of Pre-examination and Approval of Internet Games and the Examination and Approval of Imported Internet Games (2009);

•	the Notice on Improving and Strengthening the Administration of Content in Online Games (2009);

•	the Tentative Measures for Online Game Administration (2010) ; and

•	the Notice on the Implementation of the Tentative Measures for Online Game Administration (2010).
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
     Internet Culture Operation License. With respect to the online game industry in China, since online games fall into the definition of “Internet culture products” under the Tentative Measures for Administration of Internet Culture (2011), a commercial operator of online games must, in addition to the ICP license, obtain an Internet culture operation license from the appropriate culture administrative authorities for its operation of online games. At present, Giant Network holds a valid Internet culture operation license.
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
Regulation of Internet Content
     The Chinese government has promulgated measures relating to Internet content through a number of ministries and agencies, including the MII, the MOC and the GAPP. These measures specifically prohibit Internet activities, which include the operation of online games that result in the publication of any content which is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of China, or compromise State security or secrets. If an ICP license holder violates these measures, the Chinese government may revoke its ICP license and shut down its websites. Under the Administrative Provisions on the Publishing of Electronic Publications promulgated on February 21, 2008 and other regulations issued by GAPP, if a PRC company is contractually authorized to publish online games imported or licensed from abroad, it must obtain the approval of, and register the copyright license contract with, GAPP. In addition, according to the Notice on the Work of Purification of Online Games jointly issued by the MOC, the MII and other governmental authorities in June 2005, online games must be registered and filed as software products in accordance with the Administrative Measures on Software Products for the purpose of being operated in China. Furthermore, in accordance with the Notice on Enhancing the Content Review Work of Online Game Products (2004) promulgated by the MOC, imported and domestic online games are subject to a content review by or filing with the MOC prior to operation of the same in China. On April 24, 2009, the MOC issued the Public Announcement on Regulating Applications for the Examination of the Content of Imported Online Game, or the Announcement. The Announcement emphasizes that enterprises operating imported online games must have the content of those games examined and approved by the MOC. On November 13, 2009, the MOC issued the Circular on Improving and Strengthening the Administration of Content in Online Games. This circular emphasizes that a correct culture value tendency shall be maintained to enhance the culture implication in online games, and modes of the games which mainly comprise of upgrading by killing beasts, the PK system and the marriage system in the game shall be restricted to protect minor game players by guiding them in registration and limiting their gaming time through technical measures. This circular also requires online game operators to establish and maintain committees to monitor game content.
     On June 3, 2010, the MOC issued the Tentative Measures for Online Game Administration, or the Online Game Measures (effective on August 1, 2010). The Online Game Measures defines “online games” as “game products and services composed of software programs and information databases, provided via the internet or mobile networks or other information networks” and requires that domestic online games must be filed with the MOC within 30 days of their initial launch and in case of any substantial change (for example, any prominent modification to a game’s storyline, language, tasks or trading system). The Online Game Measures also require that all imported online games be subject to content review prior to their launch.

     On July 30, 2010, the MOC issued the Notice on the Implementation of the Tentative Measures for Online Game Administration, which took effect on date of its issuance. This notice emphasizes the protection of minors playing online games and requests online game operators to promote real-name registration of their game users.
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
     China amended its Copyright Law in 2001 and 2010 to widen the scope of works eligible for copyright protection. The amended Copyright Law extends copyright protection to cover Internet activities and products disseminated over the Internet. Copyrighted software is protected under the Copyright Law and other regulations. In addition, there is a voluntary registration system administered by the China Copyright Protection Center.
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
     On July 20, 2009, the MOC promulgated the Filing Guidelines on Online Game Virtual Currency Issuing Enterprises and Online Game Virtual Currency Trading Enterprises, which specifically defines “issuing enterprise” and “trading enterprise” and stipulates that a single enterprise may not operate both types of business. For further clarifying virtual currency operations, in the Online Game Measures, the MOC establishes that the issuance of virtual currency falls within the scope of “online game operations” and provides, among other things, that virtual currency issued by online game operators may only be used in exchange for the operator’s own online game products and services and may not be used to pay for the products and services of other entities. In addition, when applying for permission to issue virtual currency, a virtual currency issuer must file detailed information about its currency with the MOC, including form, extent of circulation, unit purchase price, and how the virtual currency will be refunded upon termination of services. Issuers are prohibited from altering the unit purchase price of the virtual currency after filing, and must complete filing procedures with the MOC or its local counterparts before issuing new types of virtual currency.
     On May 31, 2010, the SAIC issued the Tentative Measures for the Administration of Online Commodities Trading and Relevant Services, or the Online Commodities Trading Measures, which took effect on July 1, 2010, to regulate online commodity trading and online service activities. The Online Commodities Trading Measures stipulate various obligations of online service providers, and particularly their obligation to protect the interests of customers. Under the Online Commodities Trading Measures, online service providers must ensure that information they release online is authentic, accurate, complete and sufficient and must comply with all applicable laws in respect of intellectual property rights protection and anti-unfair competition.
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
Protection of Minors
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
     On January 15, 2011, MOC, MII and six other central government authorities jointly issued a circular entitled Implementation of Online Game Monitor System of the Guardians of Minors, or the Monitor System Circular, aiming to provide specific protection measures to monitor the online game activities of minors and curb addictive online game playing behaviors of minors. Under the Monitor System Circular, online game operators are required to adopt various measures to maintain a system to communicate with the parents or other guardians of minors playing online games and online game operators are required to monitor the online game activities of minors, and must suspend the account of a minor if so requested by the minor’s parents or guardians. The monitoring system has been formally implemented commencing March 1, 2011.
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
Overseas Investment by Domestic Resident Regulations
     In October 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005. Under Notice 75, PRC residents, whether natural or legal person, must register with the relevant local SAFE branch prior to their establishment or control of an offshore entity established for the purpose of overseas equity financing involving onshore assets or equity interests held by them, and must also make filings with SAFE thereafter upon the occurrence of certain material capital changes. The notice applies retroactively to direct or indirect investments previously made by PRC residents in offshore companies. SAFE issued subsequent guidance to its local branches for implementing Notice 75. The guidance standardizes more specific and stringent supervision on the registration relating to Notice 75. Specifically it requires PRC residents holding any equity interest in special purpose vehicles, or SPVs, directly or indirectly, controlling or nominal, to make registration with SAFE and imposes obligations on the PRC subsidiaries of SPVs to facilitate and urge registrations by relevant PRC residents and to file with SAFE the stock options granted by SPVs to any PRC resident. The registration and filing procedures under Notice 75 are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholders loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquisocial networking distributions, equity sale proceeds, or the return of funds upon a capital reduction.
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
C. Organizational Structure
     The following diagram illustrates our current corporate structure and the place of formation and affiliation of each of our subsidiaries and our affiliated entity as of the date of this annual report: (1)

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
     Agreements that Provide Us with the Substantial Ability to Control and an Option to Acquire Giant Network
     We have entered into certain agreements that provide us with the substantial ability to control Giant Network and its shareholders, and we have obtained an exclusive option to purchase all of the equity interests of Giant Network. These agreements include:
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
•	Exclusive Technical Consulting and Service Agreement. Pursuant to the exclusive technical consulting and services agreement, Zhengtu Information is the exclusive provider of technical support and consulting services to Giant Network in exchange for service fees, which will be determined on an arms-length and reasonable basis based on the costs and expenses incurred by Zhengtu Information and Giant Network. Under this agreement, Giant Network may not, among other things, transfer its rights and obligations thereunder to any third party without the prior written consent of Zhengtu Information. If Giant Network breaches the exclusive technical consulting and service agreement, Zhengtu Information can demand such breaches be corrected within sixty days and is entitled to receive compensation of all damages and losses. In the case of any material breach, Zhengtu Information is entitled to terminate the agreement. Zhengtu Information could seek to terminate the agreement in the event that Giant Network stops paying fees to Zhengtu Information, which would otherwise result in Zhengtu Information providing technical consulting and services for no consideration. This agreement has a term of ten years and is renewable at the option of Zhengtu Information. According to PRC laws, Zhengtu Information can demand payment from Giant Network for services that have already been rendered but that have not yet been paid for, and may resort to legal remedies if it does not receive payment. We rely on Giant Network to act as our operating company in China, and derive a substantial portion of our revenues from Giant Network pursuant to the exclusive technical consulting and services agreement. Accordingly, termination of this agreement would immediately prevent Zhengtu Information from obtaining consulting and service fees from Giant Network and therefore would materially and adversely affect our business, results of operations and financial condition. See “Risk Factors — Risks Related to the Regulation of Our Business — The contractual arrangements with our affiliated Chinese entity and its shareholders, which relate to critical aspects of our operations, may not be as effective in providing operational control as direct ownership. In addition, these arrangements may be difficult and costly to enforce under PRC law.”

•	Online Game Software Sales and Licensing Agreement . Under the online game software sales and licensing agreement between Zhengtu Information and Giant Network, Zhengtu Information has agreed to grant Giant Network an exclusive license within China to launch and sell our games, ZT Online, Giant Online, and other game-related products. Our wholly owned subsidiary, Zhengtu Information, retains all the intellectual property rights associated with the game, client-end software and server software according to the agreement. Other than the initial fee to be paid by Giant Network in installments, Giant Network is also required to pay a royalty fee to Zhengtu Information on a monthly basis. The agreement

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
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
     The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. See “Introduction — Forward Looking Statements.” In evaluating our business, you should carefully consider the information provided under Item 3.D, “Key Information — Risk Factors.” We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.
A. Operating Results
Overview
     We are a leading online game developer and operator in China in terms of market share. We focus on massively multiplayer online role playing games, or MMORPGs, which are played through networked game servers on which tens of thousands of players are able to simultaneously connect and interact.
     We commercially launched our first internally-developed MMORPG game, ZT Online, in January 2006. We now operate eleven online games, among which nine are self-developed, including the five games in the ZT Online Series.
     We offer virtual items and services available for in-game purchase in our free-to-play games. Players of our games can obtain virtual items and services by using game points purchased through our distribution network in the form of physical or virtual prepaid game cards or directly on our game website.
     Notwithstanding our historical success with internally developed games, we began to expand our game pipeline by licensing games from third party developers. In December 2009 and January 2010, respectively, we acquired the exclusive mainland China operation licenses for Elsword and Allods Online, two 3D MMORPGs.
     Although substantially all of our revenues are generated through our own game operation in China, we have began deriving revenues from licensing our games to third party operators in other territories including Hong Kong, Macau, Taiwan, Malaysia, Singapore, Vietnam, Russia and other Russian speaking territories. In addition, we have also licensed ZT Online Green Edition to Shenzhen Tencent Computer Systems Company Limited, or Tencent, on a non-exclusive basis for operation on Tencent’s QQ game platform in China.
     In 2008, 2009 and 2010, our net revenues were RMB1,594.7 million, RMB1,303.8 million and RMB1,332.8 million (US$201.9 million), respectively. Our net income for the same years was RMB1,113.6 million, RMB859.0 million and RMB807.6 million (US$122.9 million), respectively. As of December 31, 2009 and December 31, 2010, deferred revenues and advances from distributors totaled RMB410.9 million and RMB518.3 million (US$78.5 million), respectively. Deferred revenues and advances from distributors represent amounts that we have received for sales of our prepaid game cards and game points that have not yet been recognized as net revenues. Our quarterly peak concurrent users for all of the games we operate in mainland China were 1,572,000 and 1,713,000 for 2009 and 2010, respectively. Our quarterly average concurrent users for all of the games we operate in mainland China were 474,000 and 595,000 for 2009 and 2010, respectively.
Factors Affecting Our Results of Operations
     We have benefited from a number of trends that are currently accelerating the growth of the online game industry in China, including overall economic growth that has resulted in increased disposable income and discretionary consumer spending; increasing use of the Internet with the growth of PC and broadband Internet penetration; growing popularity of online games, compared with other forms of entertainment; and favorable demographic trends, particularly the growth in China’s core online game-playing population. However, recent competitiveness in the online game industry in China present new challenges to our business.
     Company-specific factors that may affect our future financial condition and results of operations include the following:
•	the availability, quality and playability of our games;

•	the period of time over which we recognize revenue for some of our virtual items in our free-to-play games, which in certain cases is based on the estimated lifespan of our virtual items, which are adjusted from time to time;

•	the number of games that we offer players, and our pricing relative to our competitors;

•	the popularity of our competitors’ games and the growing competitiveness in the market;

•	recent focus by our competitors on adapting to our model of a smaller number of very popular games as opposed to larger variety of games;

•	our research and development efforts, which tend to be more costly during the development stage of a new game, and ability to incorporate the latest gaming technologies and graphics into our games;

•	costs of expansion and purchase of servers and equipment in anticipation of new games;

•	changes in our game rules and the corresponding impact on player behavior and purchasing patterns;

•	the quality, variety, popularity and mix of virtual items and services available for purchase in our free-to-play games and related in-game promotional efforts;

•	game development costs for our self-developed games;

•	licensee fees and royalty payments for games licensed from third party developers;

•	the amount of overseas licensing net revenues generated through our licensing arrangements with operators of our games;

•	our introduction of new online games, which may attract players away from our established games, and the mix of sales of our games;

•	the mix of sales through our distributors (who purchase prepaid game cards at a discount to their face value) and direct sales of game points to players through our website;

•	the breadth and depth of our distribution network and the corresponding availability of our prepaid game cards;

•	the success of our advertising and promotional efforts;

•	seasonality of our sales of prepaid game cards and revenue recognition based on our game players’ behavior, during and around the Chinese New Year holidays in the first quarter, the Labor Day holidays in the second quarter, and the National Day holidays in the fourth quarter, when fewer of our targeted players play our games; and

•	the success of our investments and merger and acquisition activities.
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
     The prepaid game cards offered by our distributors are sold in a variety of denominations, from RMB10 (approximately US$1.52) to RMB500 (approximately US$75.76). Purchasers can also purchase virtual prepaid game points on our official game website for any whole number denomination, starting at a minimum of RMB15 (approximately US$2.27).
     We generally develop a pricing curve to set the retail prices for the virtual items and services that we offer in our games. Pricing curves are developed primarily based on the magnitude of the advantage to the player’s character that the virtual item or service represents, demand for the virtual item or service, user game playing and payment patterns, and game development costs. Since the commercial launch of ZT Online in January 2006, we have tracked and accumulated player data from our games, which provides us with an extensive database to analyze player patterns and to establish pricing curves for particular types of virtual items and services in our games.
Revenues
Net Revenues
     Online Game Net Revenues
     Online game net revenues represent revenues that we generate from operating our free-to-play and our pay-to-play games. In 2008, 2009 and 2010, our online game net revenues were RMB1,589.7 million, RMB1,293.0 million and RMB1,289.5 million (US$195.4 million), respectively, representing 99.7%, 99.2% and 96.7%, respectively, of our total net revenues in those years. The substantial majority of our online game net revenues from these years were derived from our first online game, ZT Online, and a series of games derived therefrom, including ZT Online II, ZT Online PTP, ZT Online Green Edition, and ZT Online Classic Edition.
     Our online game net revenues are shown net of distributor discounts and volume-related incentives provided, and business taxes and related surcharges on the sale of prepaid game cards and game points incurred, by Giant Network. Distributor discounts were typically 11% of the face value of the prepaid game cards sold to distributors in 2009, as compared to 11% in 2008 and 14% in 2007, with volume-related incentives in the form of free prepaid game cards generally up to 3%. To attract distributors, new online game companies in China frequently offer higher discounts. In 2008, 2009 and 2010, our revenue was net of business tax in the amount of RMB95.4 million, RMB72.7 million and RMB85.0 million (US$12.9 million), respectively, representing 5.7%, 5.3% and 6.0%, respectively, of our gross revenues in those years. See “Taxation — China — Business Taxes and Related Surcharges.”
     During 2008, 2009 and 2010, 88.5%, 86.03% and 84.08%, respectively, of our sales proceeds were derived from prepaid game cards (reflecting a specified amount of game points) sold through our distributors, and 11.5%, 13.97% and 15.92%, respectively, were derived from game point sales made through our official game website. As described below, we are only required to pay a 0.40 — 0.45% service fee (included in our cost of services) on sales of game points through our official game website.
     Overseas and Domestic Licensing Net Revenues
     Overseas licensing net revenues represent license fees that we derive from the license of our games to other operators. In 2007, we licensed our ZT Online to Lager Network for operation in Hong Kong, Macau and Taiwan. Under our license agreement with Lager

Network, we are entitled to receive from Lager Network ongoing usage-based royalties. The usage-based royalties are determined based on the volume of consumption of game points by players with game accounts registered with Lager Network. In 2008, in response to certain foreign currency restrictions between Taiwan and the PRC, we entered into an arrangement with Lager Network whereby Lager Network will pay for services rendered by certain of our employees to partially offset outstanding royalty fees due to us. Beginning on October 1, 2008, such royalty income is recorded at the fair value of the personal services paid by Lager Network on behalf of us. We have considered the recoverability of the remaining unsettled royalty fee and made a provision for RMB6.6 million as of December 31, 2008. In 2009, we derived RMB10.7 million, in overseas licensing net revenues from our license of ZT Online to Lager Network, and our exclusive license to VinaGame to operate ZT Online in Vietnam. In 2010, we derived RMB9.0 million (US$1.4 million) in licensing net revenues from our license of ZT Online to Lager Network, our exclusive license to VinaGame and our exclusive license to Astrum Nival to operate ZT Online in Russia. In addition, we also licensed ZT Online Green Edition to Tencent in 2010. In October 2009, we entered into a three year ZT Online Green Edition — Online Software Cooperation Agreement with Tencent to attract more players to play ZT Online Green Edition from the Tencent QQ Game platform user base. Pursuant to the cooperation agreement, Tencent is entitled to operate ZT Online Green Edition on its QQ Game platform user base in China and we will receive a royalty income in exchange for licensing ZT Online. In 2010, we recorded a RMB33.7 million (US$5.1 million) royalty income from our cooperation with Tencent.
     In the future, we expect to generate more overseas licensing net revenues by licensing additional games, such as ZT Online FTP, Giant Online, The Golden Land and Dragon Soul, to operators outside of China, and by increasing the number of markets into which we license our games. We intend to remain selective in the licensing of our games to third parties and limit licensing to situations we feel present opportunities for us to expand our brand while maintaining quality control over our licensed games. We anticipate that the revenues generated from our overseas licensing net revenues in 2011 will be higher than that of 2010, as we expect more revenues from overseas markets such as Russia and Taiwan.
     Revenue Collection
     Online Game Net Revenues. We generate our online game net revenues through sales of prepaid game cards through our distribution network and game points on our website. For prepaid game card sales made through our distribution network, we receive the full purchase price, less the applicable discount, from the distributors prior to delivering the prepaid game cards to them. For sales made through our website, we receive the full purchase price, less the 0.40 — 0.45% service fee, which are reflected in our cost of services paid to our online payment system operator prior to issuing game points to the purchasers. As a result, we generally do not have any accounts receivable. We make available to each distributor refunds for unsold prepaid game cards after six months, but only to the extent that the cards have not already expired, are undamaged and are not part of the first batch of prepaid game cards purchased by the distributor. Furthermore, distributors may only return a preset portion of the prepaid game cards that they had originally purchased. We have not had any refund requests from distributors since we commercially launched our first game in January 2006. Once game points are registered to a specific game account, we do not allow any refunds of game points.
     Overseas and Domestic Licensing Net Revenues. Under our license agreement with Lager Network, we are entitled to receive from Lager Network ongoing usage-based royalties. The ongoing usage-based royalties are determined based on the volume of consumption of game points by players with game accounts registered with Lager Network, and are payable to us by Lager Network in accordance with a mutually agreed arrangement. In 2008, we entered into an arrangement with Lager Network whereby Lager Network will pay for services rendered by certain of our employees to partially offset outstanding royalty fees due to us. Under our license agreement with VinaGame, Astrum Nival, Tencent Holding and other foreign operators, we are entitled to ongoing usage-based royalties determined based on the volume of consumption of game points by players with game accounts registered with the operators and are payable to us by the operators in accordance with a mutually agreed schedule.
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
     For most of our online sales, game points are automatically registered to the purchaser’s game account, with the amount received accounted for as deferred revenue on our consolidated balance sheet. In less than 1% of cases, purchasers do not specify a game account. Under those circumstances, we account for amounts received as advances from distributors until the purchaser specifies a game account, at which time we account for the relevant amount as deferred revenues.
     With respect to our free-to-play games, we recognize online game net revenue upon the consumption or expiration of virtual items or services purchased by players. For some virtual items, we recognize online game net revenues ratably over the estimated lifespan of that product or the estimated lifespan of the game. See “— Critical Accounting Policies — Revenue Recognition” below. We also recognize online game net revenue when unregistered and suspended prepaid game cards or unregistered and suspended game points purchased on our website expire, which is generally two years after the printing of physical prepaid game cards and one year from the date of issuance of virtual cards. No such revenue was recognized in 2009 and 2010.
     As of December 31, 2010, we had advances from distributors of RMB75.5 million (US$11.4 million) and deferred revenues of RMB442.8 million (US$67.1 million).
Cost of Services
     Our cost of services primarily consists of a portion of our business taxes and surcharges, compensation for personnel operating our games, maintenance of computer equipment, co-location fees and Internet access fees and depreciation of equipment and amortization of software and other intangible assets. Our cost of services are generally less volatile than our net revenues, primarily because the components of our cost of services, such as co-location and internet access fees and depreciation and amortization of our equipment, software and other intangible assets generally remain stable. As of December 31, 2010, our cost of services did not include any licensing fees, as we internally developed or acquired all of the games that we operated as of that date. We do, however, expect that we will incur licensing fees in the future as we have recently been licensed the operation rights to operate Elsword and Allods Online in the mainland China.
     Sales Taxes and Related Surcharges
     Our cost of services includes business taxes, value-added tax or VAT, and related surcharges that Zhengtu Information pays on revenues that it derives from its contractual arrangements with Giant Network. In 2008, 2009 and 2010, these business taxes, VAT and related surcharges constituted 30.5%, 19.1% and 18.7%, respectively, of our total cost of services, and were equal to 4.2%, 3.0% and 2.8%, respectively, of our net revenues. Giant Network incurs additional business taxes and related surcharges in connection with sales of our prepaid game cards and game points. However, we present our net revenues net of these taxes and related surcharges. See “— Taxation — China — Business Tax and Related Surcharges.”
     Compensation for Personnel Operating our Games
     We account for compensation expenses for our employees that are directly involved in the operation of our online games, including our maintenance team, platform team and customer support team, as a cost of service. In 2008, 2009 and 2010, these expenses constituted 19.3%, 22.2% and 21.0%, respectively, of our total cost of services and equaled 2.6%, 3.5% and 3.1%, respectively, of our net revenues. Compensation expenses include employee wages, share-based compensation and welfare benefits, such as social insurance, medical insurance, housing subsidies, unemployment insurance and pension benefits.
     Maintenance of Computer Equipment, Co-location Fees and Internet Access Fees
     Our costs associated with the maintenance of computer equipment, co-location fees and Internet access fees constituted 26.7%, 28.5% and 27.0%, respectively, of our total cost of services and were equal to 3.6%, 4.5% and 4.0%, respectively, of our net revenues in 2008, 2009 and 2010. The bulk of these expenses related to co-location and Internet access fees charged by third-party Internet data centers from which we operate our servers. Another large component of these expenses are server maintenance costs. We typically rely on Internet data centers to resolve our minor server problems, but use our own Shanghai-based maintenance team to resolve larger problems. In 2011, we expect to our co-location and Internet access fees and server maintenance costs to remain at approximately the same amounts as in 2010. We may, however, decide to install servers in new locations in China, which could increase our costs further.
     Depreciation of Equipment and Amortization of Software and Other Intangible Assets
     Our depreciation of equipment and amortization of software and other intangible assets related primarily to our servers and other computer equipment as well as capitalized product development costs, constituted 18.5%, 24.2% and 28.8%, respectively, of our total cost of services and were equal to 2.5%, 3.8% and 4.3%, respectively, of our net revenues in 2008, 2009 and 2010. We include depreciation and amortization expenses within our cost of services when the relevant assets are directly related to the operation of our platform and provision of online games. Depreciation and amortization expenses are characterized as operating expenses in all other cases. In 2011, we expect increases in these expenses in connection with the development of ZT Online II, XT Online, The Golden Land, Dragon Soul and other potential game projects.
Operating Expenses
     Operating expenses consist of research and product development expenses, sales and marketing expenses, general and administrative expenses and government financial incentives. The following table sets forth a breakdown of our operating expenses for the years indicated.

	For the Year Ended December 31,
	2008	2009	2010
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Gross profit	1,376,780	1,099,765	1,133,693	171,772

Operating (expenses) income:
Research and product development expenses	(88,539)	(113,354)	(186,037)	(28,187)
Sales and marketing expenses	(241,575)	(119,600)	(143,006)	(21,668)
General and administrative expenses	(141,786)	(121,446)	(119,447)	(18,098)
Government financial incentives	63,084	88,460	57,386	8,695
Impairment	—	—	(46,558)	(7,054)
Total operating expenses	(408,816)	(265,940)	(437,661)	(66,312)

     Research and Product Development Expenses
     Our research and product development expenses primarily consist of employee wages, share-based compensation and welfare benefits for our product development team, and the cost of software, and depreciation of the computers and equipment, used by our product development team.
     Until a game reaches technological feasibility, we expense all research and product development expenses. We capitalize research and product development expenses for a game once that game becomes technologically feasible, and we continue to capitalize those expenses until the game is commercially launched. See “— Critical Accounting Policies — Online Game Product Development Costs” below. For our first game, ZT Online, we determined that technological feasibility occurred in August 2005, and we expensed RMB4.0 million and capitalized RMB1.6 million of related development costs prior to commercial launch in January 2006. For Giant Online, we determined that technological feasibility occurred on January 21, 2007. As of December 31, 2010, we capitalized a total of RMB7.9 million (US$1.2 million) in research and development expenses with respect to ZT Online II, My Sweetie, The Golden Land and Dragon Soul. In 2011, we expect our research and product development expenses to increase as we hire new personnel in connection with the development of ZT Online II and other potential new games.
     Sales and Marketing Expenses
     Our sales and marketing expenses primarily relate to advertising, including television and Internet portal advertisements, and national and regional newspapers and magazine advertisements. Our sales and marketing expenses also include employee wages, share-based compensation, welfare benefits for our sales and marketing team, the cost of promotional events, the purchase of promotional souvenirs, and payments made to Internet café administrators in return for attracting new paying players.
     General and Administrative Expenses
     General and administrative expenses primarily consist of employee wages, share-based compensation and welfare benefits for our management, finance and administrative personnel, professional service fees, lease payments in relation to our office space, property management fees, administrative expenses and entertainment expenses.
     Government Financial Incentives
     The government financial incentives that Zhengtu Information and Giant Network receive from the Shanghai local government are calculated with reference to their sales tax, individual income tax withholdings and enterprise income tax. Although the financial incentives that we have already received are not subject to repayment back to the local government, our eligibility to receive these incentives in the future is conditioned on our continued registration in our present district in Shanghai and the continued qualification of our games as high-tech projects. In addition, our ongoing eligibility for these financial incentives is further subject to the discretion of the Shanghai local government, and either the central government or the local government could determine at any time to immediately eliminate or reduce these financial incentives. As such, given we have no basis to estimate the amount of financial incentives to be received from the government, if at all, we recognized these amounts into income only upon receipt of the funds.
Taxation
     Cayman Islands, British Virgin Islands and Hong Kong
     Under the current laws of the Cayman Islands, the British Virgin Islands and Hong Kong, we are not subject to tax on our income or capital gains in these jurisdictions. In addition, upon the payment of dividends by us to our shareholders, no Cayman Island, British Virgin Island or Hong Kong withholding tax will be imposed.
     China
     Income and Withholding Taxes. Zhengtu Information and Giant Network are incorporated in China, and are subject to Chinese enterprise income tax, or EIT, on their taxable income. Under certain PRC tax laws effective until December 31, 2007, because Zhengtu Information was registered in the Caohejing Economic Development Zone of Xuhui District of Shanghai and had been recognized as a New and High Technology Enterprise, or HNTE, it was granted a preferential EIT rate of 15%. Furthermore, Zhengtu Information enjoyed a two-year exemption from EIT followed by a three-year 50% reduction in its EIT rate, which started in 2006. The qualification of Zhengtu Information as a software development enterprise is required to be reassessed on an annual basis. Giant Network had been recognized as a HNTE and has been granted a preferential EIT rate of 15% for 2008 to 2010. As Giant Network was qualified as a “Software Enterprise” in 2006 and 2007, it was exempted from EIT.
     In 2007, China passed a new Enterprise Income Tax Law, or the New EIT Law, and its implementing rules, both of which became effective on January 1, 2008. Under the New EIT Law, enterprises that were established and already enjoyed preferential tax treatments before March 16, 2007, the date on which the New EIT Law was passed, will continue to enjoy them (i) in the case of reduced tax rates, for a period of five years from January 1, 2008, subject to certain phase-out rules, or (ii) in the case of fixed-term tax holidays, until the expiration of such term. The New EIT Law also permits a new category of HNTE to enjoy a reduced enterprise tax rate of 15%. Under these phase-out rules, we expect the applicable income tax rate of Zhengtu Information to gradually increase from its 2007 level. In addition, enterprises established before the promulgation date of the New EIT Law and which were granted preferential EIT treatment under the then effective tax laws or regulations may continue to enjoy their preferential tax treatments until their expiration. Accordingly, Zhengtu Information, an enterprise established before the promulgation date of the New EIT Law, will continue to enjoy its preferential treatment subject to the phase-out rules, under which it will continue to enjoy the 50% reduction of the EIT for the 2008 to 2010 taxable years. The 50% reduction may result in a tax rate of 9%, 10% and 11% for taxable years of 2008, 2009 and 2010 respectively. In April 2008, certain government authorities announced the new implementation rules for application and assessment of HNTE named Administrative Measures for Determination of High and New Technology Enterprises and every qualified company needs to re-apply for this qualification 3 months prior to the expiration of the valid period according to the new implementation rules. Zhengtu Information had obtained the qualification certificates of HNTE status in 2008 with a valid period of three years from 2008 to 2010. However, Zhengtu Information is not allowed to enjoy the reduced tax rate under the phase-out rules as described above and the preferential income tax rate of 15% at the same time. Zhengtu Information has adopted the reduced rate under phase-out rules for its remaining 3-year tax holiday (i.e., 9%, 10% and 11% for 2008, 2009 and 2010 respectively). It is expected that Zhengtu Information will succeed in renewing its HNTE certificate upon the expiration of its current HNTE certificate, it should be entitled to the preferential tax rate of 15% in 2011 and onwards. But if it fails to maintain the “High and New Technology Enterprise” qualification, the applicable EIT rate may increase to up to 25%.
     Giant Network, a VIE to which Zhengtu Information is deemed the primary beneficiary, has been recognized as a HNTE effective from 2008, and therefore received a preferential tax rate of 15% in 2009 and 2010. It is also expected that Giant Network will succeed in renewing its HNTE certificate upon the expiration of its current HNTE certificate. Giant Network should be entitled to the preferential tax rate of 15% in 2011 and onwards. But if it fails to maintain the “High and New Technology Enterprise” qualification, the applicable EIT rate may increase to up to 25%.
     Shanghai Zhengduo Information Technology Co., Ltd., Zhuhai Zhengtu Information Technology Co., Ltd., Wuxi Giant Network Technology Co. Ltd., Jujia Network, Juhuo Network, Juhe Network, Snow Wolf, Shanghai Juyan Network Technology Co. Ltd., Shanghai Juxi Network Technology Co., Ltd., Shanghai Juxian Network Technology Co., Ltd., Haoji Network, Shanghai Juquan Network Technology Co., Ltd., Jufan Network, Shanghai Zhengju Information Technology Co. Ltd, Wuxi Tiema Networking Technology Co. Ltd., Shanghai Juxin Network Technology Co., Ltd., Julun Network and Beijing Juren Zhengtu Information Technology Co., Ltd. are not entitled to enjoy any preferential tax rate for year 2010 and their applicable EIT rate is 25%.
     The New Tax Law provides that an income tax rate of 20% will generally be applicable to dividends from our PRC subsidiaries. However, pursuant to the New Tax Law and the Implementation Rules to the New Income Tax Law, or the Implementation Rules, promulgated on December 6, 2007 and effective on January 1, 2008, our Cayman holding company, Eddia will be subject to a 10% enterprise income tax and Giant HK, under a special arrangement between China and Hong Kong, will be subject to a 5% enterprise income tax for such dividends paid to them, unless our Cayman holding company, Eddia and Giant HK are treated as a “China tax resident enterprise.”
     Under the New Tax Law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will normally be subject to the enterprise income tax at the rate of 25% on its worldwide income. Under the Implementation Rules of the New Tax Law, “de facto management body” is defined as the body that has material and overall management and control over the business, personnel, accounts and properties of the enterprise. In addition, a circular issued in 2009 by the State Administration of Taxation regarding the standards used to classify certain Chinese enterprise controlled companies established outside of China as “resident enterprises” provides that certain Chinese-invested enterprises will be classified as “resident enterprises” if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the directors or senior management having voting rights. Based on the assessment of facts and circumstances available, we are more likely than not a non-PRC tax resident enterprise. Accordingly, we have not accrued for PRC enterprise income tax at December 31, 2010.
     As of December 31, 2010, we had net operating tax losses in the total amount of RMB 28,597,548 in the PRC, which can be carried forward to future years and utilized by our respective Chinese subsidiaries according to the prevailing PRC CIT rules and regulations. The balance of our net operating tax losses as of December 31, 2010 will expire between years 2015 and 2016.
     The Company intends to permanently reinvest all undistributed earnings of its foreign subsidiaries, as of December 31, 2010, to finance its future operations. The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.
     Sales Taxes and Related Surcharges. We incur two different types of business taxes and related surcharges, each of which we account for differently. Giant Network is subject to Chinese business tax at the rate of 5% on the proceeds received from its sale of prepaid game cards and game points. Zhengtu Information is subject to Chinese business tax of 5% on its technical consulting service fees. These service fees are also subject to local surcharges that are related to this business tax, including city construction, state and local education surcharges. Our net revenues are presented net of these business taxes and related surcharges, which were RMB95.4 million, RMB72.7 million and RMB85.0 million (US$12.9 million) for the year ended December 31, 2008, 2009 and 2010, respectively.
     Zhengtu Information is also subject to business tax at the rate of 5% and VAT at the rate of 3% (net) in connection with the revenues that it derives from its contractual arrangements with Giant Network. We account for this business tax, VAT and related surcharges as a component of our cost of services. In 2008, 2009 and 2010, this amounted to RMB66.4 million, RMB39.1 million and RMB37.2 million (US$5.6 million), respectively.
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
     For our free-to-play games, we recognize revenue only after a player uses game points registered to that player’s game account to purchase a virtual item or service as follows:
•	for all virtual services, and “consumable” virtual items, including those that are consumed at a predetermined time or that otherwise have limitations on repeated use (for example a virtual shirt that can only be worn for 30 days or a virtual potion that can only be consumed once), we recognize revenues ratably or upon full consumption or expiration of the service or item.

•	for “permanent” virtual items, or those that are not consumed at a predetermined time or otherwise do not have a limitation on repeated use (for example a virtual sword), we recognize revenue ratably over the estimated lifespan of the specific item. When we commence sale of a new virtual item, including at the commercial launch of a new game, we use available information to estimate that virtual item’s lifespan. The estimated life span is determined based on the historical paying player usage pattern and playing behavior. When the life span of certain virtual items cannot be reliably determined based on historical player pattern and behavior, the related revenues are recognized over the estimated life of the related game. To determine a specific virtual item’s estimated lifespan we select a starting date, and track the lifespan of all of that type of item purchased by players on that date. For ZT Online, the time between the starting date and the point at which 95% of the tracked virtual items have been destroyed or replaced, or at which purchasers of such “permanent” virtual items have not logged into the game for 180 consecutive days, as of 2008, 2009 and for 270 consecutive days as of 2010 (thereby being deemed an inactive player), is used as that item’s estimated lifespan. We will continue to monitor the average lifespan of our virtual items and the estimated lifespan of our games, which may differ from the historical periods on which our revenue recognition policy was previously based. Any change in our estimates, particularly as our games mature and gain greater operating history and data and thereby enable us to refine our estimates, may result in our revenues being recognized on a different basis than in prior periods and may cause our operating results to fluctuate.

•	for unused non-permanent consumable items, we recognize revenues immediately once the designated player is deemed inactive.
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
     We also recognize revenue when unregistered prepaid game cards or unregistered game points purchased directly on our website expire and are suspended, which is generally two years after the printing of physical game cards and one year from the issuance of virtual cards. Registered game points do not expire. No such revenue was recognized in 2009 and 2010.
     Licensing Net Revenues
     We receive royalty income from a third party incorporated in Taiwan, which was a related party prior to June 2009, in exchange for licensing ZT Online and providing related technical support. The license allows the operation of the games in Hong Kong, Taiwan, Macau, Singapore and Malaysia. The royalty fees are determined based on an agreed percentage of game points consumed by the players with accounts registered with the third party, net of applicable withholding tax, which becomes fixed or determinable at the time actual usage occurs. The related royalty income is recognized on a monthly basis, as the third party confirms its sales activity for the period. As a result of the foreign currency restrictions over the remittance of funds from Taiwan to the PRC to repay outstanding payables to us, beginning on October 1, 2008, such royalty income is recorded at the estimated fair value of the personnel services paid by the third party on behalf of us in accordance with the provisions of ASC subtopic 845-10, or ASC 845-10, Nonmonetary Transactions: Overall.
     We also license ZT Online to overseas third parties in Vietnam from 2009 and in Russia from 2010. The royalty income is determined based on an agreed percentage of game points consumed by the players with accounts registered with the game vendors, net of applicable withholding tax, which becomes fixed or determinable at the time actual usage occurs. The related royalty income is recognized on a monthly basis as the game vendors confirm their sales activities for the period, provided that the collectability is probable.
     On October 28, 2009, we entered into a three-year ZT Online license agreement with Tencent to attract more players to play ZT Online Green Edition from the Tencent QQ Game platform user base. Under the terms of the license agreement, we receive royalty income in exchange for licensing ZT Online, and service fees for providing servers, broadband resources and technical consulting services, collectively referred to as IT services. We account for the royalty income and service fees in accordance with ASC subtopic 605-25-2, or ASC 605-25-25, Revenue Recognition for Multiple-Element Arrangements. The royalty income and service fees are both determined based on an agreed percentage of game point revenue earned from players with accounts registered with Tencent, net of applicable withholding tax. Royalty payments are recognized as revenue, when all contingencies associated with royalty payments have been resolved, when no remaining performance obligations exist relating to those payments and upon receipt of a confirmation of sales activity from Tencent. The service fees are contingent upon the future delivery of the IT services and game point revenue earned from players with accounts registered with Tencent. Service fees are recognized on a straight-line basis from the point in time at which the contingency has been resolved, over the remaining period of the license agreement.
     Online Game Product Development Costs
     We recognize software development costs incurred in connection with the development of our games in accordance with the Statement of Financial Accounting Standards Codification, or ASC, subtopic 985 Software. As such, we expense our game development costs incurred prior to technological feasibility. Once a game becomes technologically feasible, all subsequent development costs for that product are capitalized until that product is available for general release. Determination of technological feasibility requires significant judgment. Technological feasibility is evaluated on a game-by-game basis, but typically encompasses both technical design and game design documentation and only occurs when the online game has a proven ability to operate in an online game environment. After an online game is released, the capitalized product development costs are amortized based on the expected life of the game. This expense is recorded as a component of cost of services. Since our establishment in November 18, 2004 through December 31, 2010, the amount of online game development costs qualifying for capitalization totaled RMB42.5 million (US$6.4 million). Of this amount, 3.97% relates to ZT Online, 10.73% relates to ZT Online II, 21.53% relates to Giant Online, 34.78% relates to K III, 7.41% relates to The Golden Land and 21.03% relates to Dragon Soul. In 2008, we did not capitalize any online game development costs. In 2009 and 2010, we capitalized approximately RMB21.6 million and RMB10.8 million (US$1.64 million) of our online game development costs in accordance with relevant accounting standards. For ZT Online, ZT Online II, Giant Online, The Golden Land, and Dragon Soul, the capitalized development costs are being amortized over their respective estimated life spans.
     Consolidation of Variable Interest Entity
     We have adopted ASC Subtopic 810-10, or ASC 810-10, Consolidation: Overall. ASC 810-10 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.
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
     We account for our investments in accordance to ASC subtopic 320-10, or ASC 320-10, Investments — Debt and Equity Securities: Overall. ASC 320-10 classifies the investments in debt securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by the accounting standard for financial instruments. The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading asset investments include marketable debt instruments in which we did not document our intention to hold the investments to maturity at acquisition and classified the investments as trading. Unrealized holding gains and losses for trading securities are included in earnings. We held no trading securities as of December 31, 2010.
     The securities that we have positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. For individual securities classified as held-to-maturity securities, we evaluate whether a decline in fair value below the amortized cost basis is other than temporary in accordance to ASC subtopic 320-10, or ASC 320-10, Investments — Debt and Equity Securities: Overall. If the decline in fair value is judged to be other than temporary, the cost basis of the individual security would be written down to fair value as a new cost basis and the amount of the write-down is included in earnings. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings. Any realized gains or losses on the sale of the investments are determined on a specific identification method, and such gains and losses are reflected as a component of interest income.
     Any negative events or deterioration in financial well-being with respect to the counterparties and the underlying collateral could materially impact our financial position and results of operations.

     Available-for-Sale Investment
     We have designated our investment in convertible redeemable preferred shares of Five One Network Development Co. Ltd., or 51.com, and the convertible redeemable preferred shares of Mobile Embedded Technology Inc., or MET, as available-for-sale investments. Such available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income in shareholders’ equity. Realized gains or losses are charged to earnings during the period in which the gain or loss is realized. If we determine a decline in fair value is other than-temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss. The new cost basis will not be changed for subsequent recoveries in fair value. Determination of whether declines in value are other-than-temporary requires significant judgment. Subsequent increases and decreases in the fair value of available-for-sale securities will be included in comprehensive income through a credit or charge to shareholders’ equity except for an other-than-temporary impairment, which will be charged to earnings.
     The fair value of our available-for-sale investments were estimated using an enterprise value allocation model, or EVA model. The EVA model requires inputs of highly subjective assumptions including the expected stock price volatility and the probability of occurrence of certain events. Unfavorable changes in these estimates and assumptions could materially impact our financial position and results of operations.
     The total fair value of our available-for-sale investments is RMB423.3 million (US$64.1 million), which represents 6.0% of our total assets at December 31, 2010.
     Long-term Investment and Investments in Equity Investees
     We account for our long-term investments in unconsolidated investee companies by using either the cost method or the equity method. Investments in entities in which we are not able to exercise significant influence are accounted for using the cost method of accounting in accordance with ASC subtopic 325-20, Investments-other: Cost Method Investments. Under the cost method, we initially record the investment at cost and only adjust for other-than-temporary declines in fair value and distributions of earnings. We regularly evaluate the impairment of our cost method investments based on the performance and financial position of the investee as well as other evidence of estimated market values. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and current and future financing needs. An impairment loss is recognized in the consolidated statements of operations equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment. Our impairment charges for cost method investments were nil for the years ended December 31, 2009 and 2010.
     Investments in entities in which we can exercise significant influence but do not own a majority equity interest or otherwise control are accounted for using the equity method of accounting in accordance with ASC subtopic 323-10, or ASC 323-10, Investments-Equity Method and Joint Ventures: Overall. Under the equity method, we initially record the investment at cost and adjust the carrying amount of the investment to recognize our proportionate share of the equity investee’s net income or loss into our consolidated statements of operations after the date of acquisition. The difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill included in equity method investment on our consolidated balance sheet. We evaluate our equity method investments for impairment under ASC 323-10. An impairment loss in equity method investments is recognized in the consolidated statements of income when the decline in value is determined to be other-than-temporary.
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
     Impairment of Long-Lived Assets and Intangible Assets
     We review our long-lived assets and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We assess the recoverability of those assets by comparing the carrying amount to the estimated future undiscounted cash flow associated with them. If the future net undiscounted cash flows are less than the carrying amount of the assets, the assets are considered impaired and an expense is recognized equal to the amount required to reduce the carrying amount of the assets to their then fair value. During the year ended December 31, 2010, we assessed certain indicators of impairment impacting the K III game software’s revenue and cash flow forecasts which were primarily attributed to increasing competition coupled with declines in customer demand. We tested the K III game software for impairment using an income approach, which involves applying an appropriate discount rate to estimated cash flow forecasts. Based on our analysis, we recorded an impairment charge of RMB46,557,669 (US$7,054,192), for the year ended December 31, 2010, which is included in the line “Impairment of intangible assets” in our consolidated statements of operations and comprehensive income.
     Income Taxes
     We follow the liability method in accounting for income taxes in accordance with ASC subtopic 740-10, or ASC 740-10, Income Taxes: Overall. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the year in which the differences are expected to reverse. We record a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that all or some portion of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income during the year in which the change becomes effective.
     Accounting for uncertain income tax positions
     We adopted ASC subtopic 740-10, or ASC 740-10, Income Taxes: Overall on January 1, 2007 which clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. We did not incur a cumulative adjustment upon the adoption of ASC 740-10 Income Taxes. We have elected to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in our consolidated statements of operations and comprehensive income.
     Share-Based Compensation
     We have accounted for share-based compensation that we pay to directors, management, employees, consultants and other eligible persons pursuant to the Employee Share Option Scheme, or 2006 Plan, and the 2007 Performance Incentive Plan, or the 2007 Plan, in accordance with ASC subtopic 718-10, or ASC 718-10, Compensation — Stock Compensation: Overall, and ASC subtopic 505-50, or ASC 505-50, Equity: Equity based Payment to Non-employees. Under the fair value recognition provisions of ASC 718-10, share-based compensation cost is measured at the grant date and service performance date for share options issued to employees and non-employees, respectively, based on the fair value of the award and is recognized as an expense on an accelerated recognition basis, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. There were no share options issued to consultants in 2009 and 2010.
     On September 30, 2006, our board of directors adopted the 2006 Plan. As of December 31, 2010, we had options with respect to 5,414,229 of our ordinary shares granted and outstanding under the 2006 Plan. Our board of directors adopted the 2007 Plan on October 9, 2007 and reserved 7,800,000 ordinary shares for issuance under the 2007 Plan, for which the share number has been increased to 10,700,000 in accordance with the resolution of the Board in August 2010. As of December 31, 2010, we had options with respect to 6,748,400 of our ordinary shares granted and outstanding under the 2007 Plan. No further options will be granted by us under the 2006 Plan.
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
     As of December 31, 2010, we had RMB38.6 million (US$5.8 million) of unrecognized share-based compensation cost related to share options issued to employees. That deferred cost is expected to be recognized over a weighted-average vesting period of 2.95 years. To the extent the actual forfeiture rate is different from original estimate, actual share-based compensation related to these awards may be different from the expectation.
Results of Operations
     The following tables set forth selected results of operations data by amount and as a percentage of our total net revenues for the years indicated. You should read the following tables in conjunction with the audited consolidated financial information and related notes contained elsewhere in this annual report.
Selected Consolidated Statement of Operations Data:

	Year Ended December 31,
	2008		2009		2010
		% of		% of			% of
		Total Net		Total Net			Total Net
	Amount	Revenues	Amount	Revenues	Amount	Amount	Revenues
	RMB	RMB	RMB	RMB	RMB	US$	RMB
	(In thousands, except percentages)
Online games revenue	1,589,676	99.68%	1,293,018	99.17%	1,289,481	195,376	96.75%
Licensing revenues	4,391	0.28%	10,687	0.82%	42,667	6,465	3.20%
Other revenue, net	612	0.04%	130	0.01%	668	101	0.05%
Total net revenue	1,594,679	100.00%	1,303,835	100%	1,332,816	201,942	100%

	Year Ended December 31,
	2008		2009		2010
		% of		% of			% of
		Total Net		Total Net			Total Net
	Amount	Revenues	Amount	Revenues	Amount	Amount	Revenues
	RMB	RMB	RMB	RMB	RMB	US$	RMB
	(In thousands, except percentages)
Cost of services	(217,899)	(13.66)%	(204,070)	(15.65)%	(199,122)	(30,170)	(14.94)%
Gross profit	1,376,780	86.34%	1,099,765	84.35%	1,133,694	171,772	85.06%
Operating (expenses) income
Research and development	(88,539)	(5.56)%	(113,354)	(8.69)%	(186,037)	(28,187)	(13.97)%
Sales and marketing	(241,575)	(15.15)%	(119,600)	(9.17)%	(143,006)	(21,668)	(10.73)%
General and administrative	(141,786)	(8.89)%	(121,446)	(9.32)%	(119,447)	(18,098)	(8.96)%
Government financial incentives	63,084	3.96%	88,460	6.78%	57,386	8,695	4.31%
Impairment of intangible assets	—	—	—	—	(46,558)	(7,054)	(3.49)%
Total operating expenses	(408,816)	(25.64)%	(265,940)	(20.40)%	(437,662)	(66,312)	(32.84)%
Income from operations	967,964	60.70%	833,825	63.95%	696,032	105,460	52.22%
Interest income	184,964	11.60%	102,200	7.84%	136,098	20,621	10.21%
Investment income (loss)	1,171	0.07%	(5,971)	(0.46)%	—	—	—
Unrealized loss on investment held-for-trading	(300)	(0.02)%	—	—	—	—	—
Other income and (expense)	(843)	(0.05)%	14,025	1.08%	65,466	9,919	4.92%
Income before income tax expenses	1,152,956	72.30%	944,079	72.41%	897,596	136,000	67.35%
Income tax expenses	(39,368)	(2.47)%	(85,060)	(6.52)%	(89,322)	(13,534)	(6.70)%
Share of loss of an equity investee	—	—	—	—	(648)	(98)	(0.05)%
Net income	1,113,588	69.83%	859,019	65.89%	807,626	122,368	60.60%
Year Ended December 31, 2010 Compared to Year Ended December 31, 2009
     Net Revenues.
     Our total net revenues increased 2.2% from RMB1,303.8 million in 2009 to RMB1,332.8 million (US$201.9 million) in 2010. The increase of our net revenues is mainly attributable to a steady increase in revenue generated by the ZT Online Series and the increase in our licensing income from our cooperation with Tencent. In 2010, the majority of our total net revenue continued to be generated by ZT Online.
     Cost of Services.
      Our cost of services decreased by 2.4% from RMB204.1 million in 2009 to RMB199.1 million (US$30.2 million) in 2010. The decrease in our cost of services was primarily attributable to more stringent cost control with respect to our internet data center costs and our other operating expenses.
     Gross Profit and Margin.
      Our gross profits increased 3.1% from RMB1,099.8 million in 2009 to RMB1,133.7 million (US$171.8 million) in 2010, primarily due to the increase in our net revenue. Our gross profit margin increased from 84.3% in 2009 to 85.1% in 2010.
     Operating Expenses.
      Our operating expenses increased 64.6% from RMB 265.9 million in 2009 to RMB 437.7 million (US$66.3 million) in 2010. The increase in our operating expenses was due to an increase in our research and development expenses, an increase in our sales and marketing expenses, a decrease in the amount of government financial incentives that we received, and an impairment charge relating to the K III software, partially offset by a decrease in our general and administrative expenses.
     Research and Product Development Expenses.
      Our research and product development expenses increased 64.1% from RMB113.4 million in 2009 to RMB186.0 million (US$28.2 million) in 2010. The increase in our research and product development expenses was primarily due to an increase in staff, increases in compensation, including share-based compensation expense, and a decrease in the amount of capitalized research and development costs. Our compensation expense for research and product development employees increased 53.7% from RMB 93.6 million in 2009 to RMB 144.0 million (US$21.9 million) in 2010. In addition, in 2010, we capitalized RMB10.8 million of research and product development costs, compared to RMB21.6 million of such capitalized costs in 2009. We expect our research and product development expenses to increase in 2011 as we continue to expand our game pipeline through internal game development.
     Sales and Marketing Expenses.
      Our sales and marketing expenses increased 19.6% from RMB119.6 million in 2009 to RMB143.0 million (US$21.7 million) in 2010. The increase in our sales and marketing expenses was primarily due to our increased marketing efforts to support our games. Our advertising expense increased 108% from RMB 31.4 million in 2009 to RMB65.3 million in 2010.
     General and Administrative Expenses.
      Our general and administrative expenses decreased 1.6% from RMB121.4 million in 2009 to RMB119.4 million (US$18.1 million) in 2010. The decrease in our general and administrative expenses was primarily due to a decrease in share-based compensation expense and a decrease in external human resource search service expenses. Our share-based compensation expense for general and administrative employees decreased 11.9% from RMB 18.6 million in 2009 to RMB 16.4 million (US$2.5 million) in 2010. The decrease in our share-based compensation expense attributable to general and administrative employees was primarily a result of our accelerated share-based compensation amortization policy and the fact that no new share options were issued to management during the year.

     Government Financial Incentives.
      The amount of government financial incentives we received decreased 35.1% from RMB88.5 million in 2009 to RMB57.4 million (US$8.7 million) in 2010. The decrease in government financial incentives was primarily due to a decrease in the amount of sales taxes we paid in 2009 as compared to 2008.
     Impairment Loss.
      In 2010, we recorded an impairment charge of RMB46.6 million (US$7.1 million) relating to the K III game software.
     Income from Operations.
      Our income from operations decreased by 16.5% from RMB 833.8 million in 2009 to RMB696 million (US$105.5 million) in 2010. As a percentage of total net revenues, income from operations decreased from 64.0% in 2009 to 52.2% in 2010. The decrease in our income from operations was primarily due to our increase in research and development expenses, our increase in sales and marketing expenses, and the impairment charge related to the K III game software.
     Interest Income.
      Our interest income increased 33.2% from RMB102.2 million in 2009 to RMB136.1 million (US$20.6 million) in 2010. The increase in our interest income was mainly attributable to the increase in market interest rates and more efficient treasury management.
     Income Tax Expense.
      Our income tax expense increased 4.9% from RMB 85.1 million in 2009 to RMB89.3 million (US$13.5 million) in 2010. The increase in our income tax expense was mainly attributable to a 1% increase in the applicable income tax rate in one of our primary subsidiaries from 10% in 2009 to 11% in 2010.
     Investment Income (Loss).
      In 2009, we recorded an investment loss amounted to RMB6.0 million, which was related to our securities trading activities. In 2010, we no longer held any trading securities, as such, we did not record any investment income or loss.
     Net Income Attributable to Our Shareholders and Net Margin.
      Our net income attributable to our shareholders decreased 5.6% from RMB859.3 million in 2009 to RMB811.2 (US$122.9 million) in 2010. Our net income margin also decreased from 65.9% in 2009 and to 60.9% in 2010.
     Dividends.
      We paid dividends to our shareholders in the amount of RMB277.7 million and RMB279.1 million (US$42.3 million) in 2009 and 2010, respectively. On February 22, 2011, we declared an additional dividend in the amount of RMB270.3 million (US$41.2 million), which we have paid in full to our shareholders.
Year Ended December 31, 2009 Compared to Year Ended December 31, 2008
     Net Revenues.
      Our net revenues decreased 18.2% from RMB1,594.7 million in 2008 to RMB1,303.8 million in 2009. The decrease in our net revenues was primarily due to new government regulations with respect to certain game features as well as our adjustments to in-game monetization mechanism, partially offset by an increase in our overseas licensing revenues as a result of our license of ZT Online to VinaGame for operation in Vietnam. In 2009, the majority of our total net revenue continued to be generated by ZT Online.
     Cost of Services.
      Our cost of services decreased 6.4% from RMB217.9 million in 2008 to RMB204.1 million in 2009. The decrease in our cost of services was primarily due to a decrease in our business taxes and related surcharges, which reflected our decreased online game revenues and increased control of operating expenses.
     Gross Profit and Margin.
      Our gross profits decreased 20.1% from RMB1,376.8 million in 2008 to RMB1,099.8 million in 2009. The decrease in our gross profits was primarily due to the decrease in our net revenue, partially offset by a decrease in our cost of services. Our gross margin decreased from 86.3% in 2008 to 84.3% in 2009.
     Operating Expenses.
      Our operating expenses decreased 35% from RMB408.8 million in 2008 to RMB265.9 million in 2009. The decrease in our operating expenses was primarily due to a decrease in our sales and marketing expense.
     Research and Product Development Expenses.
      Our research and product development expenses increased 28% from RMB88.5 million in 2008 to RMB113.4 million in 2009. The increase in our research and product development expense was primarily due to increased costs associated with the development of ZT Online II, as well as our Win@Giant program, which serves as an important source for our product development efforts. Our research and product development costs were partially offset by the capitalization of RMB21.6 million in game development expenditures.
     Sales and Marketing Expenses.
      Our sales and marketing expenses decreased 50.5% from RMB241.6 million in 2008 to RMB119.6 million in 2009. The decrease of our sales and marketing expense was primarily due to a decrease in our advertising expense and a decrease in our compensation expense. Our advertising expense decreased by 55.4% from RMB70.4 million in 2008 to RMB31.4 million in 2009. Our compensation expenditure for our liaison personnel decreased by 35.2% from RMB77.1 million in 2008 to RMB50.0 million in 2009 due to a reduction in the number of marketing liaison personnel.
     General and Administrative Expenses.
      Our general and administrative expenses decreased 14.4% from RMB141.8 million in 2008 to RMB121.4 million in 2009. The decrease in our general and administrative expense was primarily due to a decrease in employee wages and welfare benefits and a decrease in share-based compensation expense. Our compensation expense for general and administrative employees decreased by 15.4% from RMB71.4 million in 2008 to RMB60.3 million in 2009. The decrease in our share-based compensation expense attributable to general and administrative employees was primarily a result of our accelerated share-based compensation amortization policy and the fact that no new share options were issued to management during the year.
     Government Financial Incentives.
      The amount of government financial incentives we received increased 40.3% from RMB63.1 million in 2008 to RMB88.5 million in 2009. The increase in government financial incentives was primarily due the increase in our tax payments in 2008 as compared to 2007.

     Income from Operations.
      Our income from operations decreased 13.9% from RMB968 million in 2008 to RMB833.8 million in 2009. As a percentage of total net revenues, income from operations increased from 60.7% in 2008 to 64.0% in 2009. The decrease in our income from operations was primarily due to the decrease in our online game revenues, partially offset by our lower operating expenses.
     Interest Income.
      Our interest income decreased 44.8% from RMB185.0 million in 2008 to RMB102.2 million in 2009. The decrease in our interest income was primarily due to a reduction in interest rates offered by banks in China.
     Income Tax Expense.
      Our income tax expense increased 116% from RMB39.4 million in 2008 to RMB85.1 million in 2009. The increase in our income tax expense was primarily due to the lower base in 2008 as a result of the reversal of unrecognized tax benefits, reversal of valuation allowance of deferred tax assets, an increased deferred tax assets in 2008, an increase in the applicable income tax rate from 9% in 2008 to 10% in 2009 pursuant to relevant PRC laws and regulations, and the full-year effect of the expiration of the two-year tax exempt status for Zhengtu Information during 2007. In addition, we recognized an income tax expense of RMB28.4 million for our Cayman company in accordance with FIN 48 Accounting for Uncertainty in Income Taxes — an interpretation of FASB statement No. 109, which was offset by the reversal of unrecognized tax benefits of RMB30.9 million as a result of Giant Network’s qualification as a software enterprise for year 2007.
     Investment Income (Loss).
      We recorded investment income of RMB1.2 million in 2008, and recorded an investment loss of RMB6 million in 2009. The investment loss in 2009 related to our securities trading activities.
     Net Income Attributable to Our Shareholders and Net Margin.
      Our net income attributable to our shareholders decreased 22.9% from RMB1,113.6 million in 2008 to RMB859.3 million in 2009. Our net income margin also decreased from 69.8% in 2008 to 65.9% in 2009.
     Dividends.
      We paid dividends to our shareholders in the amount of RMB 593.5 million and RMB277.7 million in 2008 and 2009, respectively.
B. Liquidity and Capital Resources
     Cash Flows and Working Capital.
     On November 6, 2007, we completed our initial public offering, resulting in net proceeds to us of approximately US$792.7 million, which we have used in investments as well as to fund our share repurchase program.
     As of December 31, 2008, 2009 and 2010, we had RMB1,696 million, RMB1,097.2 million and RMB2,776.9 million (US$420.7 million), respectively, in cash and cash equivalents. In 2008, 2009 and 2010, our cash needs were derived primarily from our operating expenses and our cost of services, and to a lesser extent our capital expenditures. See “— Capital Expenditures.”

	For the year ended December 31,
	2008	2009	2010
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Net of cash provided by operating activities	1,109,700	751,759	1,032,139	156,385
Net cash provided by (used in) investing activities	(3,874,244)	(1,021,922)	958,345	145,204
Net cash used in financing activities	(2,583,868)	(316,619)	(250,625)	(37,974)
Cash and cash equivalents at the end of the year	1,696,273	1,097,155	2,776,936	420,748
     Operating Activities
     For 2008, 2009 and 2010, our net cash provided by operating activities primarily resulted from our net income of RMB1,113.6 million, RMB859.3 million and RMB807.6 million (US$122.4 million), respectively. Cash flows from deferred revenues in each of these periods was RMB78.2 million cash inflow, RMB81.8 million cash outflow and RMB121.5 million cash inflow (US$18.4 million), respectively. Deferred revenues and advances from distributors represent amounts that we have received for sales of our prepaid game cards from our distributors and game points purchased on our website that have not yet been recognized as revenues. See “— Critical Accounting Policies — Revenue Recognition — Online Game Net Revenues” below. Our cash flows from advances from distributors in 2008, 2009 and 2010 were RMB41.2 million cash outflow, RMB2.9 million cash inflow and RMB14.1 million (US$2.1 million) cash outflow, respectively.
     Investing Activities
     In 2008, our net cash used in investing activities was RMB3,874.2 million. This increase primarily reflected our short term investments mainly in bank deposits with maturity of more than 90 days for RMB3,376.8 million and an available-for-sale investment in 51.com of RMB348.7 million.
     In 2009, our net cash used in investing activities was RMB1,021.9 million, which primarily consisted of a held-to-maturity investment in the amount of RMB500.0 million and fixed deposit investments in the amount of RMB429.9 million.

     In 2010, our net cash provided by investing activities was RMB958.3 million (US$145.2 million), which was mainly attributable to the maturity of short-term investments during the year.
     In the past, our investment strategy has primarily focused upon investing in fixed rate time deposits and held to maturity investment contracts secured or wholly guaranteed by reputable financial institutions. Recently, however, we have begun to explore select investment opportunities that may have strategic value to us or are purely financial. For example, in April 2011, we committed to invest RMB958.8 million (US$145.3 million) in a privately held insurance company, though such investment remains subject to the approval of the China Insurance Regulatory Commission. For a discussion of risks relating to our investment activities, see “Risk Factors — Risks Related to Our Business and Industry — We face certain risks associated with our investment activities, including credit risks related to our held to maturity investment contracts.”
     Financing Activities
     Financing activities include proceeds from the issuance of capital, changes in our subsidiary and our affiliated entity’s paid-in capital, proceeds from long-term loans and proceeds from the exercise of share options.
     In 2008, our net cash used in financing activities was RMB2,583.9 million, which included dividends paid to shareholders in the amount of RMB593.5 million and RMB1,987.4 million used to repurchase our shares in the open market pursuant to our share repurchase program. These amounts of cash used in financing activities were partially offset by our receipt of RMB10.8 million in proceeds from the exercise of stock options by our officers, directors and employees.
     In 2009, our net cash used in financing activities was RMB316.6 million, which included dividends paid to shareholders in the amount of RMB277.7 million and RMB62.8 million used to repurchase our shares in the open market pursuant to our share repurchase program. These amounts of cash used in financing activities were partially offset by our receipt of RMB18.7 million in proceeds from the exercise of stock options by our officers, directors and employees, and our receipt of a capital contribution from non-controlling interests in the amount of RMB5.1 million.
     In 2010, our net cash used in financing activities was RMB250.6 million (US$40 million), which included dividends paid to shareholders in the amount of RMB279.1 (US$42.3 million). These amounts of cash used in financing activities were partially offset by our receipt of RMB17.8 million (US$2.7 million) in proceeds from the exercise of stock options by our officers, directors and employees.
     On February 22, 2011, we declared an additional dividend in the amount of RMB270.3 million (US$41.2 million), which we have paid in full to our shareholders.
     We believe that our current cash and cash equivalents and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments, joint ventures or acquisitions we may decide to pursue.
Capital Expenditures
     Our capital expenditures were RMB148.7 million, RMB143.0 million and RMB42.3million (US$6.4 million) in 2008, 2009 and 2010, respectively. In 2008, the substantial majority of our capital expenditures were due to our purchase of additional servers and, to a lesser extent, our purchase of other computer equipment and improvements to our office facilities and furniture. In 2009, our capital expenditures primarily related to use of RMB85.2 million to purchase of a land parcel in Zhuhai City, upon which we expect to construct a research and development center in the future. See also “F. Tabular Disclosure of Contractual Obligations.” In 2010, our capital expenditures primarily related to the purchase of software and other operational equipment.
C. Research and Development
     In the fourth quarter of 2008, we introduced Win@Giant, an incubation program designed to, among other things, identify, recruit and incentivize talented individuals in the areas of game design and development. In 2009 and 2010, in connection with our Win@Giant initiative, we began to reorganize our game development studios by establishing various subsidiaries that are 51% owned by us and 49% owned by the relevant development team members. Each reorganized studio will focus upon producing and supporting internally developed games, and will be incentivized based upon the success of these games. As a result of this reorganization, Giant Online, one of our existing MMORPGs, will be supported by Juhuo Network, and the development and subsequent support work for ZT Online II will be conducted by Jujia Network. Our research and product development expenses were RMB88.5 million, RMB113.4 million and RMB186.0 million (US$28.2 million) in 2008, 2009 and 2010, respectively. For a discussion of risks relating to our game development studio reorganization, see “Risk Factors — Risks Related to Our Business and Industry — We may not be able to successfully implement our growth strategies, which would materially and adversely affect our revenue, profitability and competitiveness.”
D. Trend Information
     Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2010 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
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
F. Tabular Disclosure of Contractual Obligations
     A summary of our contractual obligations at December 31, 2010 is as follows:

	Contractual Obligations
	Less than	1 – 3	3 – 5	More than
	1 Year	Years	Years	5 Years	Total	Total
	RMB	RMB	RMB	RMB	RMB	US$
					(In thousands)
Capital commitments	3,902	—	—	—	3,902	589
Operating leases (1)	25,674	1,551	—	—	27,225	4,125

Licensing fees	18,212	—	—	—	18,212	2,760

Total	47,788	1,551	—	—	49,339	7,474

(1)	Operating leases are for office premises research and development facility.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
     The following table sets forth information regarding our directors and executive officers as of the date of this annual report. The business address of each of our directors and executive officers is 11/F No. 3 Building, No. 700 Yishan Road, Shanghai 200233, People’s Republic of China.

Name	Age	Position
Yuzhu Shi	48	Chairman of the Board of Directors, Chief Executive Officer
Wei Liu	43	Director, President
Lv Zhang	47	Director
Andrew Y. Yan	54	Independent Director
Jason Nanchun Jiang	38	Independent Director
Peter Andrew Schloss	50	Independent Director
Eric He	51	Chief Financial Officer
Shiliang Song	33	Chief Technology Officer
Min Tang	41	Vice President of Media and Human Resource
Yonghua Lu	50	Vice President of Sales and Marketing
Yongjun Fei	43	Vice President of Office Administration and Legal Center
Xuefeng Ji	32	Vice President of Product Development, Quality Control and Project Management
Guoqiang Ding	32	Vice President of Project Development
Cheng Peng	29	Vice President of Product Operation
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
     Mr. Lv Zhang has been a director of our company since October 2006. Mr. Zhang also served as chief operating officer of our company from October 2006 to April 2010 and then as vice president in charge of corporate asset, game maintenance and care and customer services from April 2010 to January 2011. In addition, Mr. Zhang is the vice general manager and a director of Giant

Network, a director of Eddia and the vice general manager of Zhengtu Information. Prior to joining us, Mr. Zhang served as the development manager of Shanghai Jiante Bio-Technology Co., Ltd. from 2000 to 2004. From 1993 to 1999, Mr. Zhang was the general manager of Zhuhai Giant Group Computer Co., Ltd. From 1984 to 1990, Mr. Zhang served as an engineer at Nanjing Electronic Technology Development Institution. Mr. Zhang received his bachelor’s degree in Computer Science from the Hangzhou Electronic Industry Institute in 1984.
     Mr. Andrew Y. Yan has served as an independent director of our company since October 2006. Mr. Yan currently serves as the managing partner of SAIF Partners. Prior to joining SAIF, he was the managing director and head of the Hong Kong office of the Emerging Markets Partnership from 1994 until 2001. From 1993 to 1994, he worked at Sprint International Corporation as the director of strategic planning and business development for the Asia Pacific Region. From 1990 to 1993, he worked in the World Bank and the Hudson Institute as an economist and research fellow, respectively, in Washington, DC. From 1982 to 1984, he was the chief engineer at the Jianghuai Airplane Corp. Mr. Yan received his bachelor degree in Engineering from the Nanjing Aeronautic Institute in the PRC and received his master of arts degree in International Political Economy from Princeton University in 1989. Mr. Yan was voted by the China Venture Capital Association as “The Venture Investor of the Year” in both 2004 and 2007. He was also selected as one of the “Fifty Finest Private Equity Investors in the World” by the Private Equity International in 2007; “No. 1 Venture Capitalist of the Year” by Forbes (China) in 2008 and 2009. He was the “Venture Capital Professional of the Year” by Asia Venture Capital Journal in 2009. Mr. Yan is currently an independent non-executive director of China Resources Land Ltd and Fosun International Ltd; a non-executive director of Digital China Holdings Ltd, China Huiyuan Juice Group Limited, MOBI Development Co., Ltd and NVC Lighting Holding Ltd (all six companies above are listed on The Stock Exchange of Hong Kong Limited); and a director of Acorn International Inc. (listed on the New York Stock Exchange), Global Education and Technology Group Ltd. (listed on the Nasdaq), ATA Inc. (listed on the Nasdaq) and Eternal Asia Supply Chain Co Ltd (listed on the Shenzhen Stock Exchange).
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
     Mr. Peter Andrew Schloss is an independent director of our company. Mr. Schloss is chief executive officer of Allied Pacific Sports Network Limited, or APSN, a leading Internet and wireless provider of on-demand sports throughout Asia. APSN is the operator of a number of officially-licensed sports-focused websites in Asia including those of the English Premier League soccer, the German Bundesliga soccer, the Campeonato Brasileiro Serie A soccer and Major League Baseball, or MLB. Mr. Schloss was a director and chief executive officer of Broadwebasia, Inc. from 2007 to 2009. Mr. Schloss also was an executive director of TOM Online Inc. from 2004 to 2007. He served as chief financial officer of TOM Online Inc. from December 2003 to September 2005 and chief legal officer of TOM Online Inc. from September 2005 to September 2007. Mr. Schloss was general counsel at IBM China/Hong Kong Corporation from 1989 to 1991. From 1991 to 1996, he was general counsel of Satellite Television Asian Region Limited, and was a director of that company from 1993 to 1996 as well as director of Asia Satellite Telecommunications Company Limited from November 1991 to June 1993. He was also an investment banker of ING Barings and head of its Asia Media, Internet and Technology Group from 1999 to 2001 and managing director of Mediavest Limited from 2001 to 2003. Mr. Schloss continues to be a director of Mediavest Limited. Mr. Schloss received a bachelor’s degree in Political Science and a Juris Doctor degree from Tulane University.
     Mr. Eric He has served as chief financial officer of our company since March 2007. Prior to joining us, Mr. He served as a chief strategy officer of Ninetowns Internet Technology Group from 2004 to 2007. From 2002 to 2004, Mr. He served as a private equity investment director for AIG Global Investment Corp (Asia) Ltd. From 1999 to 2002, Mr. He was a founding and managing partner of SoftChina Venture Group and from 1996 to 1999, Mr. He served as the head of research for Capital Securities Corporation in Taiwan. Prior to joining Capital Securities Corporation, Mr. He worked in various investment management positions with Fidelity Investments and Merrill Lynch & Co. in the United States. Mr. He currently serves as a director of Mobile Embedded Technology Inc., a director of Mobile Embedded Technology HK, and a director of Yangxun Computer Technology (Shanghai) Co. Ltd. He obtained a bachelor’s degree in Accounting from National Taipei University and a master’s degree in Business Administration from the Wharton School of Business at the University of Pennsylvania. Mr. He is a Certified Public Accountant and Chartered Financial Analyst in the United States.
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
     Mr. Cheng Peng has served as a vice president of our company in charge of the ZT Online project division, the overseas operation center and the research institute since January 2011. Prior to joining us, Mr. Peng worked at Shanda Interactive Entertainment Limited as a project director in charge of several top games from 2008 to 2010, when he was responsible for organizing and fulfilling the project plan to deliver the products under quality metrics within scheduled time and track, including team development, budgeting and cost management. Prior to that, he also acted as a product manager of multiple game products from 2005 to 2007 in Shanda. Mr. Peng graduated from Chengde Petroleum College in July 2004 with a major in Computer Information Management.
     Mr. David Feng Yu, who joined our company as an independent director in December 2010, resigned from his position on our board of directors, including as a member of our audit committee and compensation committee, in June 2011. Mr. Yu is the founder and chairman of Yunfeng Fund L.P., with which our company might enter into certain transactions in the future. Because such proposed transactions would cause Mr. Yu to no longer meet the independence requirements of the NYSE, Mr. Yu has elected to resign from his position as an independent director of our company. Mr. Yu’s resignation altered the composition of our board so that we no longer have a majority of members that satisfy the independence requirements of the NYSE. Although we might appoint a new independent director to fill the vacancy created by Mr. Yu’s resignation, we are not required to do so because we are a “controlled company” as such term is defined under Section 303A of the NYSE Listed Company Manual. See “Risk Factors — Risks Related to Our Ordinary Shares and ADSs — As a ‘controlled company,’ we are exempt from certain New York Stock Exchange corporate governance requirements, which may result in our independent directors not having as much influence as they would have if we were not a controlled company.” Currently, we appointed our independent director Mr. Jason Nanchun Jiang to take Mr. David Feng Yu’s role as the member of our audit committee, and Mr. Peter Andrew Schloss to take Mr. David Feng Yu’s role as the member of our compensation committee.
B. Compensation
Remuneration and Borrowing
     The directors may determine remuneration to be paid to the directors. The compensation committee assists the directors in reviewing and approving the compensation structure for the directors.
Compensation of Directors and Executive Officers
     In 2010, the total remuneration for members of the Board and management is RMB16.7 million (USD2.5 million). Our executives are also entitled to pension benefits. We are required to accrue for these benefits based on certain percentages of the executives’ salaries in accordance with the relevant regulations. These benefits have been properly accrued for as of December 31, 2010. For information regarding options granted to officers and directors, see Item 6.B, “Equity Incentive Plans.”
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
     The 2006 Plan permits us to issue options to purchase our ordinary shares, while the 2007 Plan permits us to issue options and stock appreciation rights, or SARs, which entitle the SAR holder to acquire the benefit of any appreciation in the value of the underlying ordinary shares. Options granted under our incentive plans generally do not vest unless the grantee remains under our employment or in service with us on the given vesting date. However, in circumstances where there is a change in control of our company, vesting will be accelerated to permit immediate exercise of all options and SARs granted to a grantee.
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
     We initially reserved 7,800,000 ordinary shares for issuance under the 2007 Plan and further increase it to be 10,700,000 by the resolution of the board of directors in August 2010. On October 17, 2007, we granted options with respect to 1,743,500 of our ordinary shares under the 2007 Plan to certain directors, officers and employees, including our independent directors Andrew Y. Yan (options with respect to 500,000 ordinary shares), Jason Nanchun Jiang (options with respect to 50,000 ordinary shares), Peter Andrew Schloss (options with respect to 50,000 ordinary shares) and Eric He, our chief financial officer (options with respect to 375,000 ordinary shares). On January 14, 2011, we granted options with respect to 60,000 of our ordinary shares under the 2007 Plan to certain directors, including Peter Andrew Schloss (options with respect to 10,000 ordinary shares) and David Feng Yu (options with respect to 50,000 ordinary shares). Upon the grant, the options granted to our independent directors vest over a period of four years starting from the acceptance of the option with 25% of the option shares vesting over each year of such four-year period subject to the independent directors’ provision of services to the Company. The options to be granted to officers and employees shall vest in five equal annual installments beginning on the first anniversary of the grant date. On September 17, 2010, the Board of Directors approved a resolution to reduce the exercise prices for certain outstanding service-based share options that were granted by the Company in 2007, 2008 and 2009 to the current fair market value of ordinary shares underlying such options. A total of 2,414,000 options belonging to 120 employees including Eric He, Andrew Y. Yan, Jason Nanchun Jiang and Peter Schloss of the Company were repriced under 2007 Stock Incentive Scheme. The current fair market value was US$6.36, which was the closing price of our ADSs traded on the NYSE as of September 17, 2010 (“modification date”), which was the last trading day prior to the board approval.
     By a resolution of the Board of Directors on April 23, 2010, 797,000 restricted shares under 2007 Stock Incentive Scheme were granted to certain of our officers and employees. One fifth of total restricted shares will become vested upon each annual grant date anniversary during the following five years.
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
     The table below sets forth the option grants and restricted shares made to our directors and executive officers pursuant to the 2006 Plan and the 2007 Plan as of December 31, 2010:

	Number of	Exercise Price
Name	Options	(/share)			Grant Date	Expiration Date
Shiliang Song	750,000		*		October 1, 2006	September 30, 2012
	600,000	US$	2.00		May 15, 2007	September 30, 2013

Eric He	750,000	US$	2.00		March 19, 2007	September 30, 2012
	500,000	US$	2.00		May 15, 2007	September 30, 2013
	375,000	US$	6.36	**	October 17, 2007	October 12, 2017

Wei Liu	108,500	US$	2.00		October 1, 2006	September 30, 2012
	500,000	US$	2.00		May 15, 2007	September 30, 2013

Lu Zhang	108,500	US$	2.00		October 1, 2006	September 30, 2012
	500,000	US$	2.00		May 15, 2007	September 30, 2013

Xuefeng Ji	400,000	US$	2.00		October 1, 2006	September 30, 2012
	100,000	US$	2.00		May 15, 2007	September 30, 2013

	Number of		Exercise Price
Name	Options		(/share)			Grant Date	Expiration Date
Guoqiang Ding	500,000		US$	2.00		October 1, 2006	September 30, 2012
	200,000		US$	2.00		May 15, 2007	September 30, 2013
Cheng Peng	60,000	***	US$	N/A		June 1 2010	N/A
Andrew Y. Yan (Director)	500,000		US$	6.36	**	October 17, 2007	October 12, 2017
Jason Jiang (Director)	50,000		US$	6.36	**	October 17, 2007	October 12, 2017
Peter Schloss (Director)	50,000		US$	6.36	**	October 17, 2007	October 12, 2017

*	The exercise price of these options was originally RMB16. In October 2006, we reduced the exercise price as to 150,000 of these options to RMB0.02.

**	The exercise price of these options was original USD 15.50 and was re-priced to USD 6.36 by the resolution of the Board in September 2010.

***	The amount refers to the number of restricted share granted to Mr. Cheng Peng, one fifth of which will vest upon each annual grant date anniversary during the following five years.
Employment Agreements
     We have entered into employment agreements with each of our executive officers as of December 31, 2010. We may terminate their employment for cause at any time, without notice or remuneration, for certain acts including but not limited to acts of personal dishonesty in connection with an executive officer’s employment by us which are intended to result in the executive officer’s substantial personal enrichment or reasonably likely to materially harm us, any conviction of a crime which our board of directors reasonably believes has had or will have a material detrimental effect on our reputation or business, willful misconduct that is materially injurious to us, or continued violations of an executive officer’s obligations to us after we have delivered a written demand for compliance. An executive officer may terminate employment upon a material reduction of or removal from his or her duties, position or responsibilities without the executive officer’s express written consent, a material reduction of the executive officer’s compensation or benefits, a material reduction of the facilities and perquisites available to the executive officer without express prior written consent, or the relocation of the executive officer to a facility or location more than 50 miles from his or her current location without his or her express prior written consent, but in each case only if we fail to cure these issues within a reasonable time. Upon the occurrence of any of these events, the departing executive officer will be entitled to receive a severance payment equal to one year of his or her annualized base salary. An executive officer may also terminate his or her employment for other reasons or no reason at all after providing prior written notice of at least 30 days, in which case the departing executive officer will not be entitled to receive any severance payments. We may terminate the employment of any of our executive            officers without cause by giving him or her prior written notice of at least 30 days. In the case of termination without cause, the executive officer will be entitled to a severance payment in an amount equal to one year of his or her annualized base salary.
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
     The functions and powers of our board of directors include, among others:
•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining their term of office;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Executive Officers
     Our officers are elected by and serve at the discretion of the board of directors. Under our articles of association, our directors are not subject to a term of office other than staggered board provisions, and hold office until such time as they are removed from office by resolution of our board of directors if, without special leave of absence from the board, that director is absent from meetings of the board for 6 consecutive months. A director will be removed from office if, among other things, the director (i) gives notice in writing to us of his or her resignation; (ii) becomes bankrupt or makes any arrangement or composition with his or her creditors; (iii) dies or is found by our company to be or becomes of unsound mind; or (iv) if our members by ordinary resolution resolve that he or she should be removed as a director. Remuneration paid to our directors is determined by the board of directors, including benefits upon termination, if any.
Qualification
     There is no shareholding qualification for directors.
Board Committees
     Our board of directors has established an audit committee, a compensation committee and a corporate governance and nominating committee.
     Audit Committee
     Our audit committee consists of Peter Andrew Schloss, Jason Nanchun Jiang and Andrew Y. Yan and is chaired by Peter Andrew Schloss. Peter Andrew Schloss, who has accounting and financial management expertise, is the audit committee financial expert as defined in Item 401(h) of Regulation S-K under the Securities Act. Each of these directors satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:
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
     Compensation Committee
     Our compensation committee consists of Peter Andrew Schloss, Jason Nanchun Jiang and Andrew Y. Yan. Each of these directors satisfies the “independence” standards of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:
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
D. Employees
     We had 1,570, 1,575 and 1,844 employees as of December 31, 2008, 2009 and 2010, respectively. Approximately 85% of our employees have earned at least a junior college degree. The following table shows the number of our employees by position as of December 31, 2010.

	Number of	Percentage of
	Employees	Total (%)
Customer service	347	19
Product development	934	51
General and administration	296	16
Technical and platform support	54	3
Operations	80	4
Sales and marketing	106	6
Quality control	27	1

Total	1,844	100
     In December 2010, we entered into contracts with 30 intermediary institutions to employ approximately 1,150 liaison personnel throughout China.
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
E. Share Ownership
     The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of May 31, 2011, the latest practicable date by:
•	each of our directors and executive officers who beneficially own our ordinary shares; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.
     Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 229,993,269 ordinary shares outstanding as of May 31, 2011.

Ordinary Shares
Beneficially Owned
Name	Number	Percent
Directors and Executive Officers
Yuzhu Shi (1)	131,228,540	57.06%
Wei Liu (2)	3,065,100	1.33%
Lv Zhang (3)	1,965,200	0.85%
Yonghua Lu	*	*
Eric He	*	*
Min Tang	*	*
Andrew Y. Yan	*	*
Shiliang Song	*	*
Jason Nanchun Jiang	*	*
Peter Andrew Schloss	*	*
Yongjun Fei	*	*
Xuefeng Ji	*	*
Guoqiang Ding	*	*
David Feng Yu	*	*
Cheng Peng	*	*
Other 5% Shareholders
Jing Shi (4)	29,228,540	12.71%
Citi (Nominees) Limited**	130,369,939	56.68%

*	Upon exercise of options currently exercisable or vested within 60 days after the date of this annual report, would beneficially own less than 1% of our ordinary shares.

**	These shares include the shares repurchased by the Company under the authorized share repurchase programs for the period from December 24, 2007 through December 31, 2010.

(1)	Includes 102,000,000 ordinary shares held by Union Sky Holding Group Limited, a British Virgin Islands company owned by Yuzhu Shi, and 29,228,540 ordinary shares beneficially owned by Jing Shi, Yuzhu Shi’s daughter, through Vogel Holding Group Limited.

(2)	Includes 1,000,000 ordinary shares and 1,600,000 ADSs held by Goodview Profit Holdings Limited, a British Virgin Islands company owned by Wei Liu and options to purchase 465,100 ordinary shares held by Wei Liu.

(3)	Includes 1,000,000 ordinary shares and 500,000 ADSs held by Baros Profit Limited, a British Virgin Islands company owned by Lv Zhang and options to purchase 465,200 ordinary shares held by Lv Zhang.

(4)	Includes 29,228,540 ordinary shares held by Vogel Holding Group Limited, a British Virgin Islands company owned by Jing Shi. Its address is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
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
Transactions with Shanghai Jiante Biotechnology Co., Ltd.
     We lease our Songjiang District facility, consisting of approximately 7,500 square meters of office space and 91 staff apartments, from Shanghai Jiante, a related party that is controlled by our chairman and chief executive officer, Mr. Shi. The monthly rent and property management fee for our Songjiang District facility during the six months of 2010 in which we rented the facility, was RMB 530,000 (US$80,303), which was a reduced rental rate due to the fact that the facilities and grounds were not yet fully operational. In 2011, we have contracted with an unrelated third party for property management services. In addition, the monthly rent has increased to RMB 1,000,000 (US$151,515), due to the fact that the remaining construction and finishing work on the facilities was completed by the beginning of 2011, including with respect to 36 additional staff apartments.
Due from Beijing Huayi Juren Information Technology Co., Ltd.
     In the fourth quarter of 2010, the Company sold the software of KIII to Huayi Juren Information at RMB25.0 million (US$3.8 million). The amount due from Huayi Juren Information at the end of year 2010 is RMB25.0 million (US$3.8 million).
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
     In July 2007, we effected a 1,000-for-one split of our ordinary shares and in September 2007 we effected a 50-for-one split of our ordinary shares. Immediately following these share splits, Yuzhu Shi’s beneficial holding in our company increased to 102,000,000 ordinary shares, Yuzhu Shi’s daughter’s beneficial holding in our company increased to 38,000,000 ordinary shares (also reflecting the sale of 10,000,000 ordinary shares in August 2007), Wei Liu’s beneficial holding in our company increased to 3,250,000 ordinary shares, and Lv Zhang’s beneficial holding in our company was increased to 2,500,000 ordinary shares.
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
     On February 12, 2011, our board of directors declared a cash dividend payable to shareholders of record as of March 18, 2011 for a total amount of approximately US$41.2 million. The cash dividend has been paid on March 30 and April 8, 2011, respectively.
     In the future, cash dividends, if any, will be at the discretion of our board of directors, subject to the approval of our shareholders, and will depend upon our future operations and earnings, capital requirements and surplus, general financial conditions, shareholders’ interests, contractual restrictions and other factors as our board of directors may deem relevant. We can pay dividends only out of profits or other distributable reserves. Cash dividends on our ordinary shares will be paid in U.S. dollars. Except for the dividend payment described above, we currently intend to retain all of our available funds and any future earnings to operate and expand our business. In China, the payment of dividends is subject to limitations. Chinese regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with Chinese accounting standards and regulations. Under current Chinese laws, regulations and accounting standards, Zhengtu Information is required to allocate at least 10% of its after-tax profit based on Chinese accounting standards to its general reserves each year until the accumulative amount of those reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. As of December 31, 2010, these general reserves amounted to RMB21.5 million (US$3.2 million). Therefore, Zhengtu Information will no longer have to allocate additional profits to its general reserves. In addition, at the discretion of its board of directors, Zhengtu Information may allocate a portion of its after-tax profits to its enterprise development and employee welfare funds. Neither the enterprise development funds nor the employee welfare funds may be distributed to equity owners.
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
Price Range of Our ADSs
     Our ADSs are listed for trading on the New York Stock Exchange under the symbol “GA”. The following table sets forth the monthly high and low trading prices of our ADSs on the New York Stock Exchange for the periods indicated:

	High	Low
Annual
2008	17.20	5.00
2009	9.57	5.31
2010	8.25	6.03
Quarterly
First Quarter, 2009	7.47	5.31
Second Quarter, 2009	9.57	6.70
Third Quarter, 2009	8.47	7.19
Fourth Quarter, 2009	7.74	6.24
First Quarter, 2010	7.80	7.03
Second Quarter, 2010	8.25	6.86
Third Quarter, 2010	7.25	6.03
Fourth Quarter, 2010	7.29	6.17
First Quarter, 2011	8.00	6.80
Monthly
December, 2010	7.29	6.59
January, 2011	7.36	6.80
February, 2011	8.00	6.86
March, 2011	7.99	7.20
April, 2011	9.17	7.34
May	9.45	7.69
June(through June 15, 2011)	8.28	7.12
     On June 15, 2011, the closing sale price of our ADSs as reported on the New York Stock Exchange was US$7.41 per ADS.

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
     Dividend Distribution . The principal regulations governing distribution of dividends of wholly foreign- owned enterprises include:
•	The Wholly Foreign-owned Enterprise Law (1986), as amended in 2000; and

•	Implementation Rules of the Wholly Foreign-owned Enterprise Law (1990), as amended in 2001.
     Under these regulations, wholly foreign-owned enterprises in China may pay dividends only out of their after-tax profits, after deducting losses for prior years and allocation amounts for statutory reserve funds and staff welfare and bonus funds that have been accumulated over the years, or accumulated distributable profits, if any, determined in accordance with Chinese accounting standards and regulations and their articles of association. In addition, wholly foreign-owned enterprises in China are required to allocate at least 10% of their respective after-tax profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends.

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
People’s Republic of China Taxation
     In accordance with the new PRC Enterprise Income Tax Laws, or the PRC Income Tax Laws, effective from January 1, 2008, enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC territory are considered PRC resident enterprises, subject to the PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” shall refer to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. The Company, if considered a PRC tax residence enterprise for tax purpose, would be subject to the PRC Enterprise Income Tax at the rate of 25% on its worldwide income. Based on the assessment of facts and circumstances available at December 31, 2010, the Company is more likely than not a non-PRC tax resident enterprise. Accordingly, the Company has not accrued for PRC enterprise income tax for 2010.
     Additionally, if the Company is considered to be PRC tax residence enterprise for tax purpose, it would impose a 10% income tax on dividends payable to our non-PRC shareholders and, while less clear, with respect to gains derived by our non-PRC shareholders from disposition of our shares or ADSs, if such gains are determined to have been derived from sources within China. The New EIT Law and its implementing rules are unclear as to how to determine the sources of such dividends or gains.
     If we are not deemed as a resident enterprise, then dividends payable to our non-PRC shareholders and gains from disposition of our shares of ADSs by our non-PRC shareholders will not be subject to PRC income tax withholding.
U.S. Federal Income Taxation
     This discussion describes certain material U.S. federal income tax consequences to U.S. Holders (as defined below) of the purchase, ownership and disposition of our ADSs and ordinary shares. This discussion does not address any aspect of U.S. federal gift or estate tax, or the state, local or non-U.S. tax consequences of an investment in our ADSs and ordinary shares. This discussion applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets (generally, property held for investment) and does not apply to U.S. Holders who are a member of a class of holders subject to special rules, such as:
•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

•	banks or certain financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	partnerships or other entities treated as partnerships or other pass-through entities for U.S. federal income tax purposes or persons holding ADSs or ordinary shares through any such entities;

•	regulated investments companies or real estate investment trusts;

•	persons that hold ADSs or ordinary shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

•	persons whose functional currency for tax purposes is not the U.S. dollar;

•	persons liable for alternative minimum tax; or

•	persons who actually or constructively own 10% or more of the total combined voting power of all classes of our shares entitled to vote (including ADSs or ordinary shares).
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
Prospective purchasers are urged to consult their own tax advisors concerning the particular U.S. federal income tax consequences to them of the purchase, ownership and disposition of our ADSs and ordinary shares, as well as the consequences to them arising under the laws of any other taxing jurisdiction
     For purposes of the U.S. federal income tax discussion below, “U.S. Holder” means a beneficial owner of our ADSs or ordinary shares that is:
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
Dividends on ADSs and Ordinary Shares
     Subject to the “Passive Foreign Investment Company” discussion below, if we make distributions to U.S. Holder, the gross amount of any distributions with respect to their ADSs and ordinary shares (including the amount of any taxes withheld therefrom) will generally be includible in their gross income on the day they actually or constructively receive such income as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. With respect to non-corporate U.S. Holders, certain dividends received in taxable years beginning before January 1, 2013 from a qualified foreign corporation may be subject to reduced rate of taxation. A non-U.S. corporation is treated as a qualified foreign corporation with respect to dividends from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs, which are listed on the New York Stock Exchange, are readily tradable on an established securities market in the United States. However, based on existing guidance, it is not entirely clear whether dividends a U.S. Holder receives with respect to the ordinary shares will be taxed as qualified dividend income, because the ordinary shares are not themselves listed on a U.S. exchange. U.S. Holders should consult their own tax advisors as to the rate of tax that will apply to them with respect to dividend distributions, if any, they receive from us.
     Subject to the “Passive foreign investment company” discussion below, to the extent, if any, that the amount of any distribution by us on ADSs and ordinary shares exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of the U.S. Holder’s adjusted tax basis in the ADSs and ordinary shares and thereafter as capital gain. However, we do not intend to calculate our earnings and profits according to U.S. federal income tax principles. Accordingly, distributions on our ADSs and ordinary shares, if any, will generally be reported to U.S. Holders as dividend distributions for U.S. tax purposes. Corporations will not be entitled to claim a dividends-received deduction with respect to distributions made by us. Dividends generally will constitute foreign source passive income for purposes of the U.S. foreign tax credit rules. U.S. Holders should consult their own advisor as to their ability, and the various limitations on their ability, to claim foreign tax credits in connection with the receipt of dividends.
Sales and Other Dispositions of ADSs or Ordinary Shares
     Subject to the “Passive Foreign Investment Company” discussion below, when U.S. Holders sell or otherwise dispose of their ADSs or ordinary shares, they will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and their adjusted tax basis in the ADSs or ordinary shares. Any such gain or losses that they recognize will be treated as U.S. source income for foreign tax credit limitation purposes. A U.S. Holder’s adjusted tax basis will generally equal the amount the U.S. Holder paid for the ADSs or ordinary shares. Any gain or loss a U.S. Holder recognizes will be long-term capital gain or loss if the U.S. Holder’s holding period in our ADSs or ordinary shares is more than one year at the time of disposition. If a U.S. Holder is a non-corporate U.S. Holder, including an individual, any such long-term capital gain will be taxed at preferential rates. U.S. Holder’s ability to deduct capital losses will be subject to various limitations.
Passive Foreign Investment Company
     In general, we will be classified as a passive foreign investment company, or PFIC, in any taxable year if either: (a) the average quarterly value of our gross assets that produce passive income or are held for the production of passive income is at least 50% of the average quarterly value of our total gross assets or (b) 75% or more of our gross income for the taxable year is passive income (such as certain dividends, interest or royalties). For purposes of the above tests, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. For purposes of the first test: (a) any cash and cash invested in short-term, interest bearing, debt instruments, or bank deposits that are readily convertible into cash will generally count as producing passive income or held for the production of passive income, and (b) the total value of our assets is calculated based on our market capitalization.
     We believe that we were not PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2010. However the application of the PFIC rules is subject to uncertainty in several respects, and we must make a separate determination after the close of each taxable year as to whether we were a PFIC for such year. As such, although we intend to conduct our business activities in a manner to reduce the risk of our classification as a PFIC in the future, we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets, and, because the value of our assets is likely to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which are likely to fluctuate, there can no assurance that we will not be classified as a PFIC for 2011 or any future taxable year.
     If we were a PFIC for any taxable year during which U.S. Holders held ADSs or ordinary shares, certain adverse U.S. federal income tax rules would apply. They would generally be subject to additional taxes and interest charges on certain “excess distributions” we make and on any gain realized on the disposition or deemed disposition of their ADSs or ordinary shares, regardless of whether we continue to be a PFIC in the year in which they receive an “excess distribution” or dispose of or are deemed to dispose of their ADSs or ordinary shares. Distributions in respect of their ADSs or ordinary shares during a taxable year would generally constitute “excess distributions” if, in the aggregate, they exceed 125% of the average amount of distributions with respect to their ADSs or ordinary shares over the three preceding taxable years or, if shorter, the portion of their holding period before such taxable year.
     To compute the tax on “excess distributions” or any gain, (a) the “excess distribution” or the gain would be allocated ratably to each day in their holding period, (b) the amount allocated to the current year and any tax year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income in the current year, (c) the amount allocated to other taxable years would be taxable at the highest applicable marginal rate in effect for that year, and (d) an interest charge at the rate for underpayment of taxes for any period described under (c) above would be imposed on the resulting tax liability on the portion of the “excess distribution” or gain that is allocated to such period. In addition, if we were a PFIC, no distribution that U.S. Holders receive from us would qualify for taxation at the preferential rate discussed in the “— Dividends on ADSs or ordinary shares” section above.
     Under certain attribution rules, if we are a PFIC, U.S. Holders will be deemed to own their proportionate share of lower-tier PFICs, and will be subject to U.S. federal income tax on (a) a distribution on the shares of a lower-tier PFIC and (b) a disposition of shares of a lower-tier PFIC, both as if they directly held the shares of such lower-tier PFIC.
     If we were a PFIC in any year, U.S. Holders would generally be able to avoid the “excess distribution” rules described above by making a timely so-called “mark-to-market” election with respect to their ADSs provided our ADSs are “marketable.” Our ADSs will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the New York Stock Exchange. If U.S. Holders made this election in a timely fashion, they would generally recognize as ordinary income or ordinary loss the difference between the fair market value of their ADSs on the first day of any taxable year and their value on the last day of that taxable year. Any ordinary income resulting from this election would generally be taxed at ordinary income rates and would not be eligible for the reduced rate of tax applicable to qualified dividend income. Any ordinary losses would be limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. U.S. Holder’s basis in the ADSs would be adjusted to reflect any such income or loss. U.S. Holders should consult their own tax advisors regarding potential advantages and disadvantages to them of making a “mark-to-market” election with respect to their ADSs. The mark-to-market election will not be available for any lower tier PFIC that is deemed owned pursuant to the attribution rules discussed above. We do not intend to provide U.S. Holders with the information they would need to make or maintain a “Qualified Electing Fund” election and they will, therefore, not be able to make or maintain such an election with respect to their ADSs.
     Under newly enacted legislation, unless otherwise provided by the U.S. Treasury, each U.S. Holder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. Prior to such legislation, a U.S. holder of a PFIC was required to file U.S. Internal Revenue Service Form 8621 only for each taxable year in which such shareholder received distributions from the PFIC, recognized gain on a disposition of the PFIC stock, or made a “reportable election”.
U.S. Information Reporting and Backup Withholding Rules
     In general, dividend payments with respect to the ADSs and ordinary shares and the proceeds received on the sale or other disposition of ADSs and ordinary shares may be subject to information reporting to the IRS and to backup withholding (currently imposed at a rate of 28%). Backup withholding will not apply, however, if U.S. Holders provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with the applicable backup withholding rules. To establish their status as an exempt person, they will generally be required to provide certification on IRS Form W-9. Any amounts withheld from payments to U.S. Holders under the backup withholding rules that exceed their U.S. federal income tax liability will be allowed as a refund or a credit against their U.S. federal income tax liability, provided that they timely furnish the required information to the IRS. Under newly enacted legislation, certain individuals holding ADSs and ordinary shares other than in an account at a U.S. financial institution maybe subject to additional information reporting requirements.
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
     We are subject to the informational requirements of the Exchange Act and file reports and other information with the Securities and Exchange Commission. Reports and other information which we filed with the Securities and Exchange Commission, including this annual report on Form 20-F, may be inspected and copied at the SEC’s public reference room at 100 F Street, N.E., Washington D.C. 20549.
     You can also obtain copies of this annual report on Form 20-F by mail from the SEC’s Public Reference Section, 100 F Street, N.E., Washington D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the SEC’s Internet site at http://www.sec.gov. The SEC’s telephone number is 1-800-SEC-0330.
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
     We had RMB3,253.4 million (US$492.9 million) short-term investments as of December 31, 2010, with a weighted average duration of approximately 0.53 years.
Foreign currency exchange rate risk
     From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The depreciation of the U.S. dollar against RMB was approximately 6%, 0%, 3% in 2008, 2009 and 2010, respectively. While the international reaction to the RMB appreciation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. Most of our revenues and costs are denominated in RMB, while a significant portion of our cash, cash equivalents, short-term financial assets and available-for-sale investments are denominated in U.S. dollars and held by our Cayman holding company. Our exposure to foreign exchange risk primarily relates to those financial assets denominated in U.S. dollars, mainly as a result of proceeds from our initial public offering. We have not hedged exposures denominated in foreign currencies using any derivative financial instruments. Any significant revaluation of RMB against the U.S. dollar may materially affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADS in U.S. dollars.
     Inflation
     In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 5.9%, -0.7% and 3.3% in 2008, 2009 and 2010, respectively.

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
Fees Payable by the Depositary to Us
     From January 1, 2010 to March 31, 2011, we received from the depositary a reimbursement of US$644,786.54 for certain expenses related to the maintenance of the ADR program, including our annual stock exchange listing fees and our expenses incurred in connection with investor relations programs.
PART II.
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.
     None of these events occurred in any of the years ended December 31, 2008, 2009, and 2010.
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
     As required by Section 404 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010 using criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission.
     Based on this assessment, using the criteria referenced above management concluded that our internal control over financial reporting was effective as of December 31, 2010.
     Our independent registered public accounting firm, Ernst & Young Hua Ming, has issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2010, as stated in their report included herein.
Changes in Internal Control over Financial Reporting
     There were no changes in our internal control over financial reporting during the year ended December 31, 2010 that have materially affected, or are reasonable likely to materially affect, our internal control over financial reporting.
Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Giant Interactive Group, Inc.
We have audited Giant Interactive Group, Inc.’s (the “Company”) internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
In our opinion, Giant Interactive Group, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Giant Interactive Group, Inc. as of December 31, 2009 and 2010, and the related consolidated statements of operations and comprehensive income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2010 of Giant Interactive Group, Inc. and our report dated June 17, 2011 expressed an unqualified opinion thereon.
/s/ Ernst & Young Hua Ming
Shanghai, People’s Republic of China
June 17, 2011

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.
     Our audit committee consists of Jason Nanchun Jiang, Andrew Y. Yan and Peter Andrew Schloss and is chaired by Peter Andrew Schloss. Peter Andrew Schloss, who has accounting and financial management expertise, is an “audit committee financial expert” as defined in Item 401(h) of Regulation S-K under the Securities Act. Each of these directors satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Exchange Act.
ITEM 16B. CODE OF ETHICS.
     Our board of directors has adopted a code of ethics that is applicable to our senior executive and financial officers. In addition, our board of directors adopted a code of conduct that is applicable to all of our directors, officers and employees. Our code of ethics and our code of conduct are publicly available on our website at www.ga-me.com. We will post any amendments to or waivers from our Code of Ethics on our website.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.
     The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming, or Ernst & Young, our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to Ernst & Young during the periods indicated below.

	For the Year Ended December 31,
	2008	2009	2010
	(In thousands of RMB)
Audit fees (1)	9,910	8,100	7,750
Audit-related fees (2)	870	900	1,050
Tax fees (3)	892	1,140	102
All other fees (4)	—	—	—

(1)	“Audit fees” includes the aggregate fees billed for professional services rendered by Ernst & Young for the audit of our annual consolidated financial statements, as well as for services rendered associated with the audit of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

(2)	“Audit related fees” represents aggregate of fees billed for professional services rendered by Ernst & Young for the assurance and related services that are not reported under “Audit fees.”

(3)	“Tax fees” represents the aggregated fees billed for professional services rendered by Ernst & Young for tax compliance, tax advice, and tax planning.

(4)	“All other fees” represents any other fees other than “Audit fees”, “Audit related fees” and “Tax fees”.
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
     On August 11, 2008, our board of directors unanimously authorized management to repurchase up to US$150.0 million of our ADSs, or Share Repurchase Plan. Our board of directors also agreed to review the Share Repurchase Program periodically, and to adjust the amount authorized for repurchase as necessary. Under the Share Repurchase Plan, we repurchased 14.9 million ADSs amounting to RMB667.3 million during 2008 and repurchased another 1,570,785 ADSs for a total consideration of approximately RMB63,000,000 (US$9,200,000) in 2009. In August 2009, our board of directors adopted another one-year share repurchase plan, authorizing the Company to repurchase up to US$150.0 million of our ADSs, or Share Repurchase Plan II, which was extended for one additional year in August 2010 by the resolution of our board of directors. In 2009 and 2010, we did not repurchase any additional ADSs under the Share Repurchase Plan II.

Issuer Purchases of Equity Securities

					(d) Maximum Number
				(c) Total Number of	(or Approximate Dollar
				Shares (or Units)	Value) of Shares (or
	(a) Total Number of	(b) Average		Purchased as Part of	Units) that May Yet Be
	Shares (or Units)	Price Paid per		Publicly Announced	Purchased Under the
Period	Purchased	Share (or Units)		Plans or Programs	Plans or Programs
Month: December 2007 (December 26, 2007 to December 31, 2007)	1,429,100 shares	US$	12.0813	17,265 shares	US$	182,677,425.02
Month: January 2008 (January 2, 2008 to January 31, 2008)	13,073,600 shares	US$	11.57	14,502,700 shares	US$	31,376,461.27
Month: February 2008 (February 1, 2008 to February 8, 2008)	2,981,400 shares	US$	10.52	17,484,100 shares	US$	807.89
Month: March 2008 (March 1, 2008 to March 31, 2008)				17,484,100 shares	US$	807.89
Month: April 2008 (April 1, 2008 to April 30, 2008)				17,484,100 shares	US$	807.89
Month: May 2008 (May 1, 2008 to May 31, 2008)				17,484,100 shares	US$	807.89
Month: June 2008 (June 1, 2008 to June 30, 2008)				17,484,100 shares	US$	807.89
Month: July 2008 (July 1, 2008 to July 31, 2008)				17,484,100 shares	US$	807.89
Month: August 2008 (August 1, 2008 to August 31, 2008)				17,484,100 shares	US$	807.89
Month: September 2008 (September 1, 2008 to September 30, 2008)	4,206,700 shares	US$	7.48	21,690,800 shares	US$	118,513,799.31
Month: October 2008 (October 1, 2008 to October 31, 2008)	6,281,200 shares	US$	6.18	27,972,000 shares	US$	79,692,966.19
Month: November 2008 (November 1, 2008 to November 31, 2008)	2,446,800 shares	US$	6.28	30,418,800 shares	US$	64,320,979.27
Month: December 2008 (December 1, 2008 to December 31, 2008)	2,012,500 shares	US$	5.98	32,431,300 shares	US$	52,276,913.88
Month: January 2009 (January 1, 2009 to January 31, 2009)	1,027,711 shares	US$	5.80	33,459,011 shares	US$	46,312,389.12
Month: February 2009 (February 1, 2009 to February 28, 2009)	543,074 shares	US$	5.94	34,002,085 shares	US$	43,086,057.99
Month: March 2009 (March 1, 2009 to March 31, 2009)				34,002,085 shares	US$	43,086,057.99
Month: April 2009 (April 1, 2009 to April 30, 2009)				34,002,085 shares	US$	43,086,057.99
Month: May 2009 (May 1, 2009 to May 31, 2009)				34,002,085 shares	US$	43,086,057.99
Month: June 2009 (June 1, 2009 to June 18, 2009)				34,002,085 shares	US$	43,086,057.99
Month: July to December 2009 (July 1, 2009 to December 31, 2009)				34,002,085 shares	US$	43,086,057.99
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

Exhibit
Number	Description of Document

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

4.16*	Translation of Office Lease and Property Management Contract between Shanghai Zhengtu Information Technology Co., Ltd. and Shanghai Jiante Biotechnology Co., Ltd.

4.17*	Translation of Office Lease Contract between Shanghai Zhengtu Information Technology Co., Ltd. and Shanghai Jiante Biotechnology Co., Ltd.

8.1*	List of Subsidiaries

11.1
Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1*	Consent of Grandall Legal Group (Shanghai)

23.2*	Consent of Independent Registered Public Accounting Firm

23.3*	Consent of Jones Lang LaSalle Sallmanns

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report

**	XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
Date: June 17, 2011

GIANT INTERACTIVE GROUP INC.
/s/ Eric He
Name:	Eric He
Title:	Chief Financial Officer

GIANT INTERACTIVE GROUP, INC.
AUDITED CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2009 and 2010
GIANT INTERACTIVE GROUP, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
Giant Interactive Group, Inc.
We have audited the accompanying consolidated balance sheets of Giant Interactive Group, Inc. (the “Company”) as of December 31, 2009 and 2010, and the related consolidated statements of operations and comprehensive income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Giant Interactive Group, Inc. at December 31, 2009 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Giant Interactive Group, Inc.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 17, 2011 expressed an unqualified opinion thereon.
/s/ Ernst & Young Hua Ming
Shanghai, The People’s Republic of China
June 17, 2011

GIANT INTERACTIVE GROUP, INC.
CONSOLIDATED BALANCE SHEETS

			December 31,
	Note	2009	2010
		(RMB)	(RMB)	(US$)
ASSETS
Current assets:
Cash and cash equivalents		1,097,155,269	2,776,936,322	420,747,928
Short-term investments	4	3,802,050,000	3,253,362,000	492,933,636
Accounts receivable (net of allowance of RMB 6,801,449 and RMB5,953,066 (US$901,980) for 2009 and 2010)		1,623,703	9,800,407	1,484,910
Prepayments and other current assets	6	125,522,286	132,727,408	20,110,213
Due from related parties (net of allowance of nil for both 2009 and 2010)	21	3,592	25,000,000	3,787,879
Inventories		724,055	433,953	65,751
Deferred tax assets	17	75,893,065	105,745,171	16,021,996

Total current assets		5,102,971,970	6,304,005,261	955,152,313

Non-current assets:
Property and equipment, net	7	178,669,982	143,286,303	21,710,046
Intangible assets, net	8	118,328,290	33,954,716	5,144,654
Due from research and development entity partners		—	10,783,600	1,633,879
Goodwill	9	6,224,587	22,201,960	3,363,933
Investment in equity investees	10	—	35,125,945	5,322,113
Long-term investment	11	—	20,495,239	3,105,339
Available-for-sale securities	13	450,966,634	423,302,661	64,136,767
Held-to-maturity securities		500,000,000	—	—
Deferred tax assets	17	10,840,757	13,145,488	1,991,741
Other assets	12	84,659,968	101,842,080	15,430,618

Total non-current assets:		1,349,690,218	804,137,992	121,839,090

Total assets		6,452,662,188	7,108,143,253	1,076,991,403

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Payables and accrued expenses	14	121,037,990	144,436,022	21,884,246
Advances from distributors		89,564,714	75,506,955	11,440,448
Deferred revenue		321,291,085	442,795,002	67,090,152
Tax payable		5,384,702	22,191,957	3,362,418
Unrecognized tax benefit	17	9,955,138	14,758,798	2,236,182
Deferred tax liabilities	17	214,339	624,770	94,662

Total current liabilities		547,447,968	700,313,504	106,108,108

Non-current liabilities:
Deferred tax liabilities	17	420,947	186,496	28,257

Total liabilities		547,868,915	700,500,000	106,136,365

Commitments and contingencies	25

Shareholders’ equity

Ordinary shares (par value US$0.0000002 per share; 500,000,000 shares authorized as at December 31, 2009 and December 31,2010, respectively; 263,110,626 shares issued and 226,819,007 shares outstanding at December 31, 2009; 263,110,626 shares issued and 228,019,412 shares outstanding at December 31, 2010)		417	417	63
Additional paid-in capital		6,036,189,677	6,087,534,887	922,353,771
Statutory reserves	24	43,890,273	43,890,273	6,650,041
Accumulated other comprehensive loss		(212,770,129)	(300,504,420)	(45,530,973)
Retained earnings		2,206,666,461	2,738,731,300	414,959,288
Treasury stock	22	(2,176,792,033)	(2,176,792,033)	(329,816,975)

Total shareholders’ equity		5,897,184,666	6,392,860,424	968,615,215

Non controlling interests	15	7,608,607	14,782,829	2,239,823

Total equity		5,904,793,273	6,407,643,253	970,855,038

Total liabilities and equity		6,452,662,188	7,108,143,253	1,076,991,403

The accompanying notes are an integral part of the consolidated financial statements.

GIANT INTERACTIVE GROUP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

			For the year ended December 31,
	Note	2008	2009	2010
		(RMB)	(RMB)	(RMB)	(US$)
Net revenue:
Online games		1,589,675,915	1,293,018,121	1,289,480,817	195,375,881
Licensing revenues		4,391,427	10,687,252	42,666,674	6,464,648
Other revenue, net		612,444	130,074	667,960	101,206

Total net revenue		1,594,679,786	1,303,835,447	1,332,815,451	201,941,735
Cost of services		(217,899,466)	(204,069,659)	(199,122,245)	(30,170,037)

Gross profit		1,376,780,320	1,099,765,788	1,133,693,206	171,771,698

Operating (expenses) income:
Research and product development		(88,539,393)	(113,354,460)	(186,036,564)	(28,187,358)
Sales and marketing		(241,575,189)	(119,600,377)	(143,006,150)	(21,667,598)
General and administrative		(141,785,677)	(121,446,102)	(119,447,009)	(18,098,032)
Government financial incentives	16	63,084,300	88,460,000	57,386,000	8,694,848
Impairment of intangible assets	8	—	—	(46,557,669)	(7,054,192)

Total operating expenses		(408,815,959)	(265,940,939)	(437,661,392)	(66,312,332)

Income from operations		967,964,361	833,824,849	696,031,814	105,459,366

Interest income		184,963,678	102,200,467	136,097,898	20,620,894
Investment income (loss)		1,171,241	(5,970,899)	—	—
Unrealized loss on investment held-for-trading		(300,493)	—	—	—
Other (expense) income, net		(842,825)	14,024,846	65,465,834	9,919,066

Income before income tax expenses		1,152,955,962	944,079,263	897,595,546	135,999,326

Income tax expenses	17	(39,367,808)	(85,060,010)	(89,322,402)	(13,533,697)
Share of loss of an equity investee		—	—	(648,106)	(98,198)

Net income		1,113,588,154	859,019,253	807,625,038	122,367,431

Net loss attributable to non controlling interests	15	—	294,493	3,562,795	539,817

Net income attributable to the Company’s shareholders		1,113,588,154	859,313,746	811,187,833	122,907,248

Other comprehensive loss, net of tax

Foreign currency translation		(192,424,438)	(12,768,786)	(73,194,240)	(11,090,036)
Reclassification adjustment		—	(1,813,513)	—	—
Unrealized holding gains (losses)		76,969,037	(30,951,002)	(14,540,051)	(2,203,038)

Total other comprehensive loss, net of tax		(115,455,401)	(45,533,301)	(87,734,291)	(13,293,074)

Comprehensive income		998,132,753	813,780,445	723,453,542	109,614,174

Earnings per share:	18

Basic		4.65	3.80	3.57	0.54
Diluted		4.49	3.67	3.47	0.53

Weighted average ordinary shares:

Basic		239,458,633	226,278,227	227,308,854	227,308,854
Diluted		247,895,076	233,960,556	233,928,400	233,928,400
The accompanying notes are an integral part of the consolidated financial statements.

GIANT INTERACTIVE GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the year ended December 31,
	2008	2009	2010
	(RMB)	(RMB)	(RMB)	(US$)
Cash flows from operating activities:
Net income	1,113,588,154	859,019,253	807,625,038	122,367,431
Adjustments for:
Deferred taxes	(28,623,458)	12,130,935	(31,980,857)	(4,845,584)
Share-based compensation expense	46,131,574	30,575,390	33,289,216	5,043,821
Depreciation of property and equipment	40,126,174	52,965,806	54,444,577	8,249,178
Amortization of intangible assets and other assets	8,120,619	15,703,041	31,657,738	4,796,627
Loss from disposal of property and equipment	72,641	204,061	4,213,443	638,400
Impairment of intangible assets	—	—	46,557,669	7,054,192
Allowance for doubtful debts	6,639,131	162,318	(1,031,746)	(156,325)
Unrealized loss on investment held-for-trading	300,493	—	—	—
Net realized gain on investment held-for-trading	—	(320,777)	—	—
Interest income	(3,165,441)	(30,060,909)	(18,792,361)	(2,847,328)
Gain on deconsolidation of a subsidiary	—	—	(68,774,051)	(10,420,311)
Share of loss of an equity investee	—	—	648,106	98,198
Changes in assets and liabilities:
Increase in accounts receivable	(824,613)	(961,407)	(7,144,958)	(1,082,570)
Decrease in prepayments and other current assets	(4,204,600)	(47,336,596)	40,316,553	6,108,569
(Increase) decrease in due from related parties	(633,470)	(3,592)	3,592	544
Increase in due from research-and-development entity partners	—	—	(10,783,600)	(1,633,879)
(Increase) decrease in inventories	(1,066,926)	728,747	290,102	43,956
Decrease in long-term deposits	7,600	—	—	—
Increase in other assets	—	(85,239,597)	—	—
(Decrease) increase in payables and accrued expenses	(94,384,161)	29,302,376	22,543,374	3,415,663
(Decrease) increase in advance from distributors	(41,185,858)	2,945,310	(14,057,759)	(2,129,964)
(Decrease) increase in unrecognized tax benefit	(26,099,164)	5,142,414	4,803,660	727,827
Increase (decrease) in income tax payable	16,741,580	(11,358,696)	16,807,255	2,546,554
Increase (decrease) in deferred revenue	78,159,635	(81,839,193)	121,503,917	18,409,684

Net cash provided by operating activities	1,109,699,910	751,758,884	1,032,138,908	156,384,683

Cash flows from investing activities:
Payment for short-term investments	(5,450,689,074)	(3,239,964,493)	(6,823,806,000)	(1,033,910,000)
Proceeds received from maturity of short-term investments	2,073,871,859	2,810,062,992	7,872,494,000	1,192,802,121
Deposit for purchase of an office building	—	—	(18,921,000)	(2,866,818)
Investment in equity investees	—	—	(3,000,000)	(454,545)
Increase in long-term investments	—	—	(20,495,239)	(3,105,339)
Payment for available-for-sale investments	(348,683,006)	(34,157,500)	—	—
Payment for held-to-maturity securities	—	(500,000,000)	—	—
Purchase of property and equipment	(131,086,137)	(20,969,714)	(20,880,588)	(3,163,725)
Capitalized product development costs and purchased software	(17,657,708)	(35,383,116)	(15,653,901)	(2,371,803)
Proceeds from deconsolidation of a subsidiary	—	—	28,625,000	4,337,121
Deconsolidation of a subsidiary	—	—	(25,000,000)	(3,787,879)
Acquisition of a subsidiary, net of cash acquired	—	(1,510,103)	(15,016,811)	(2,275,275)

Net cash (used in) provided by investing activities	(3,874,244,066)	(1,021,921,934)	958,345,461	145,203,858

Cash flows from financing activities:
Proceeds from exercise of share options	10,752,003	18,734,326	17,760,783	2,691,028
Dividends to shareholders	(593,498,287)	(277,652,205)	(279,122,994)	(42,291,363)
Repurchase of shares	(1,987,411,477)	(62,846,075)	—	—
Capital contribution from non controlling interests	—	5,145,000	10,737,017	1,626,821
Proceeds paid to selling shareholder	(13,710,697)	—	—	—

Net cash used in financing activities	(2,583,868,458)	(316,618,954)	(250,625,194)	(37,973,514)

Effect of exchange rate changes on cash and cash equivalents	(250,784,373)	(12,335,583)	(60,078,122)	(9,102,746)

Net (decrease) increase in cash and cash equivalents	(5,599,196,987)	(599,117,587)	1,679,781,053	254,512,281
Cash and cash equivalents at the beginning of year	7,295,469,843	1,696,272,856	1,097,155,269	166,235,647

Cash and cash equivalents at the end of year	1,696,272,856	1,097,155,269	2,776,936,322	420,747,928

The accompanying notes are an integral part of the consolidated financial statements.

GIANT INTERACTIVE GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT’D)

		For the year ended December 31,
	2008	2009	2010
	(RMB)	(RMB)	(RMB)	(US$)
Supplemental disclosures:
Income tax paid	(110,575,684)	(99,688,366)	(116,066,099)	(17,585,773)
Interest received	181,798,237	72,139,558	150,531,887	22,807,862

Non-cash operating activities
Deconsolidation of a subsidiary
- Intangible assets	—	—	25,000,000	3,787,879
-Due from related parties	—	—	(25,000,000)	(3,787,879)
-Non-controlling interest	—	—	3,750,000	568,182

Non-cash investing activities:
- Acquisition of property and equipment included in payables and accrued expenses	(4,613,467)	(3,161,223)	1,889,955	286,357
- Investment in Huayi Juren Information	—	—	(32,774,051)	(4,965,795)
The accompanying notes are an integral part of the consolidated financial statements.

GIANT INTERACTIVE GROUP, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

		Number of ordinary		Additional paid-in		Accumulated other			Total shareholders’
	Note	shares	Ordinary shares	capital	Statutory reserves	comprehensive loss	Retained earnings	Treasury stock	equity
			(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Balance as of January 1, 2008		257,241,526	411	5,928,533,055	43,890,273	(51,781,427)	511,416,766	(126,534,481)	6,305,524,597
Net income for the year		—	—	—	—	—	1,113,588,154	—	1,113,588,154
Comprehensive income:
- Foreign currency translation		—	—	—	—	(256,804,583)	—	—	(256,804,583)
- Unrealized holding gains	13	—	—	—	—	102,655,057	—	—	102,655,057
- Deferred tax benefit, net		—	—	—	—	38,694,125	—	—	38,694,125
Exercise of share options		779,100	1	10,752,002	—	—	—	—	10,752,003
Shares issued and reserved for share options		—	5	—	—	—	—	—	5
Share-based compensation	19	—	—	46,131,574	—	—	—	—	46,131,574
Repurchase of shares	22	(31,002,200)	—	—	—	—	—	(1,987,411,477)	(1,987,411,477)

Balance as of December 31, 2008		227,018,426	417	5,985,416,631	43,890,273	(167,236,828)	1,625,004,920	(2,113,945,958)	5,373,129,455
Net income for the year		—	—	—	—	—	859,313,746	—	859,313,746
Comprehensive income:
- Foreign currency translation		—	—	—	—	(12,768,786)	—	—	(12,768,786)
- Reclassification adjustment		—	—	—	—	(1,813,513)	—	—	(1,813,513)
- Unrealized holding losses	13	—	—	—	—	(30,951,002)	—	—	(30,951,002)
Exercise of share options	19	1,371,366	—	18,734,326	—	—	—	—	18,734,326
Share based compensation	19	—	—	32,038,720	—	—	—	—	32,038,720
Repurchase of shares	22	(1,570,785)	—	—	—	—	—	(62,846,075)	(62,846,075)
Dividends to shareholders	23	—	—	—	—	—	(277,652,205)	—	(277,652,205)

Balance as of December 31, 2009		226,819,007	417	6,036,189,677	43,890,273	(212,770,129)	2,206,666,461	(2,176,792,033)	5,897,184,666
Net income for the year		—	—	—	—	—	811,187,833	—	811,187,833
Comprehensive income:
- Foreign currency translation		—	—	—	—	(73,194,240)	—	—	(73,194,240)
- Unrealized holding losses	13	—	—	—	—	(14,540,051)	—	—	(14,540,051)
Exercise of share options	19	1,200,405	—	17,760,783	—	—	—	—	17,760,783
Share based compensation	19	—	—	33,584,427	—	—	—	—	33,584,427
Dividends to shareholders	23	—	—	—	—	—	(279,122,994)	—	(279,122,994)

Balance as of December 31, 2010 (RMB)		228,019,412	417	6,087,534,887	43,890,273	(300,504,420)	2,738,731,300	(2,176,792,033)	6,392,860,424

Balance as of December 31, 2010 (US$)		228,019,412	63	922,353,771	6,650,041	(45,530,973)	414,959,288	(329,816,975)	968,615,215

The accompanying notes are an integral part of the consolidated financial statements.

GIANT INTERACTIVE GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
1. ORGANIZATION AND NATURE OF OPERATIONS
The accompanying consolidated financial statements include the financial statements of Giant Interactive Group, Inc. (the “Company” or “Giant Interactive”), its subsidiaries and the VIE subsidiary, collectively referred to as the “Group”.

Giant Interactive was incorporated in the Cayman Islands on July 26, 2006 and became the holding company of the Group.

The Group is engaged in the development and operation of online games in the People’s Republic of China (the “PRC”). The Group primarily develops and operates online games through its subsidiary, Zhengtu Information, and its VIE subsidiary, Giant Network.

Details of the Company’s subsidiaries are as follows:

	Date of	Place of	Percentage of
	incorporation/	incorporation/	shareholding/
Subsidiary	establishment	establishment	ownership	Principal activities
Shanghai Giant Network Technology Co., Ltd. (“Giant Network”)	November 14, 2004	PRC	—	Internet content provider
Eddia International Group Limited (“Eddia International”)	July 26, 2006	British Virgin Islands (“BVI”)	100.00%	Investment holding
Shanghai Zhengtu Information Technology Co., Ltd. (“Zhengtu Information”)	September 6, 2006	PRC	100.00%	Online game development and maintenance
Giant Interactive (Hong Kong) Limited (“Giant HK”)	December 22, 2008	Hong Kong	100.00%	Investment holding
Zhuhai Zhengtu Information Technology Co., Ltd. (“Zhuhai Zhengtu”)	February 19, 2009	PRC	100.00%	Online game research and development
Hangzhou Snow Wolf Software Co., Ltd. (“Snow Wolf Software”)	Acquired on May 18, 2009	PRC	51.07%	Online game research and development
Shanghai Zhengduo Information Technology Co., Ltd. (“Zhengduo Information”)	July 8, 2009	PRC	100.00%	Online game development and maintenance
Shanghai Jujia Network Technology Co., Ltd. (“Jujia Network”)	October 20, 2009	PRC	51.00%	Online game research and development
Shanghai Juhuo Network Technology Co., Ltd. (“Juhuo Network”)	November 4, 2009	PRC	51.00%	Online game development and maintenance
Shanghai Juhe Network Technology Co., Ltd. (“Juhe Network”)	November 4, 2009	PRC	51.00%	Online game research and development
Wuxi Giant Network Technology Co., Ltd. (“Wuxi Network”)	December 28, 2009	PRC	- *	Online game research and development
Shanghai Juyan Network Technology Co., Ltd. (“Juyan Network”)	January 4, 2010	PRC	51.00%	Online game research and development

GIANT INTERACTIVE GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
1.	ORGANIZATION AND NATURE OF OPERATIONS (Cont’d)

	Date of	Place of	Percentage of
	incorporation/	incorporation/	shareholding/
Subsidiary	establishment	establishment	ownership	Principal activities
Shanghai Juxi Network Technology Co., Ltd. (“Juxi Network”)	January 21, 2010	PRC	51.00%	Online game research and development

Shanghai Juxian Network Technology Co., Ltd. (“Juxian Network”)	January 25, 2010	PRC	51.00%	Online game research and development

Chengdu Jufan Network Technology Co., Ltd. (“Jufan Network”)	March 29, 2010	PRC	51.00%	Online game research and development

Shanghai Zhengju Information Technology Co., Ltd. (“Zhengju Information”)	April 28, 2010	PRC	—*	Online game research and development

Shanghai Juquan Network Technology Co., Ltd. (“Juquan Network”)	May 19, 2010	PRC	51.00%	Online game research and development

Wuxi Tiema Network Technology Co., Ltd. (“Tiema Network”)	June 3, 2010	PRC	—*	Online game research and development

Shanghai Juxin Network Technology Co., Ltd. (“Juxin Network”)	October 9, 2010	PRC	—*	Online game research and development

Beijing Juren Zhengtu Information Technology Co., Ltd. (“Juren Zhengtu Information”)	October 13, 2010	PRC	—*	Online game research and development

Beijing Julun Network Information Technology Co., Ltd. (“Julun Network”)	Acquired on November 19, 2010	PRC	—*	Online game research and development

Shanghai Haoji Network Technology Co., Ltd. (“Haoji Network”)	Acquired on November 24, 2010	PRC	—*	Online game research and development

*	These are all subsidiaries of Giant Network.

GIANT INTERACTIVE GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
1.	ORGANIZATION AND NATURE OF OPERATIONS (Cont’d)
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
On January 4, January 21, January 25, March 29, and May 19, 2010, Zhengduo Information established Juyan Network, Juxi Network, Juxian Network, Jufan Network and Juquan Network with 51% equity interest respectively.
On April 28 and October 9, 2010, Giant Network established Zhengju Information and Juxin Network with 100% equity interest and 51% equity interest, respectively.
On June 3 and October 13, 2010, Wuxi Network established Tiema Network and Juren Zhengtu Information with 51% equity interest and 100% equity interest, respectively.
On November 19 and November 24, 2010, Giant Network acquired Julun Network and Haoji Network, two of online game research and development companies, with 100% equity interest and 50% equity interest, respectively. Giant Network has veto rights in regards to Haoji Network’s operating and financial decisions.

GIANT INTERACTIVE GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
1.	ORGANIZATION AND NATURE OF OPERATIONS (Cont’d)
On December 6, 2010, Zhengtu Information, Giant Network and Shanghai Juyan Network Technology jointly established Beijing Huayi Juren Information Technology Co., Ltd (“Huayi Juren Information”) with 51%, 34% and 15% equity interest, respectively. The registered capital of Huayi Juren Information was RMB 25,000,000. The Group was the controlling shareholder with 85% equity interest. On December 31, 2010, Zhengtu Information sold its 51% equity interest in Huayi Juren Information to Huayi Brothers Media Corporation (“Huayi”) and as a result, Huayi Juren Information was deconsolidated (See Note 5).
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
1)	Basis of presentation and use of estimates
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).
The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of its assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Company’s consolidated financial statements include, but are not limited to, revenue recognition, acquired intangible assets and related goodwill, recoverability and useful lives of property and equipment, intangible assets and goodwill, share-based compensation expenses, deferred tax assets and related valuation allowance, income tax uncertainties, provision for doubtful debts, impairment and valuation of investments. Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from these estimates. Certain amounts previously reported have been reclassified to conform to the current year presentation.
2)	Consolidation
The consolidated financial statements include the financial statements of the Company, its subsidiaries and the VIE subsidiary for which the Company is the primary beneficiary. All transactions and balances between the Company, its subsidiaries and the VIE subsidiary have been eliminated upon consolidation.
The Group has adopted Financial Accounting Standards Codification (“ASC”) Subtopic 810-10 (“ASC 810-10”), Consolidation: Overall. ASC 810-10 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

GIANT INTERACTIVE GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)
2)	Consolidation (Cont’d)
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
Pursuant to the contractual arrangements with Giant Network, Zhengtu Information provides certain technical and consulting services and software licenses to Giant Network in exchange for fees. As Zhengtu Information contractually controls the management of Giant Network and Giant Network has granted an irrevocable proxy to Zhengtu Information or its designee, the Company through its wholly-owned equity interest in Zhengtu Information, in substance, has unilateral discretion in setting the fees charged to Giant Network. During the year ended December 31, 2008, 2009 and 2010, such fees totaled approximately RMB1,327,000,000, RMB989,000,000 and RMB1,135,000,000 (US$171,000,000) respectively, which represented substantially all of Giant Network’s operating profits throughout the years presented. As of December 31, 2010, the share capital and accumulated losses of Giant Network was RMB10,000,000 and RMB127,393,934, respectively; (2009: RMB10,000,000 and RMB63,597,791, respectively). Zhengtu Information has also undertaken to provide financial support to Giant Network to the extent necessary for its operations.
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

GIANT INTERACTIVE GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)
2)	Consolidation (Cont’d)
•	The equity holders of Giant Network have granted an irrevocable proxy of their voting rights underlying their equity interest in Giant Network to Zhengtu Information or its designee, which includes, but are not limited to, the sale or transfer of part or all of the equity interest in Giant Network and to exercise the right to appoint directors, general manager and other senior management of Giant Network;

•	Giant Network will not enter into any transaction that may materially affect its assets, liabilities, equity or operations without the prior written consent of Zhengtu Information;

•	Zhengtu Information may purchase the entire equity interest in, or all the assets of Giant Network, for a purchase price equal to the net assets of Giant Network or the minimum price permitted by PRC laws, if and when PRC laws are revised to permit such a transaction;

•	The equity holders of Giant Network have pledged their equity interest in Giant Network to Zhengtu Information to secure the payment obligations of Giant Network under all of the agreements between Giant Network and Zhengtu Information;

•	The equity holders of Giant Network will not transfer, sell, pledge or dispose of their equity interest in Giant Network without the prior written consent of Zhengtu Information; and

•	Giant Network will not distribute any dividend without the prior consent of Zhengtu Information.
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

GIANT INTERACTIVE GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)
2)	Consolidation (Cont’d)
•	All funds received by the equity holders of Giant Network or their designees (including but not limited to dividends and loans) will be remitted to Zhengtu Information and Giant Network respectively;

•	The exercise price of the option to purchase equity interest of Giant Network is revised to RMB10,000,000 or the lowest price permitted by PRC laws. Any consideration received by the equity holders of Giant Network or their designees from the sale will be remitted to Giant Network; and

•	All future amendments to the agreements, including, but not limited to, any adjustment of service and consulting fees, payment of dividends, and approval for extensions of loans, are required to be approved by the Board of Directors of the Company.
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
ASC 810-10 requires a parent company deconsolidate a subsidiary or derecognizes a group of assets when that parent company no longer controls the subsidiary or group of assets. Upon deconsolidation of a subsidiary, an entity recognizes a gain or loss on the transaction and measures any retained investment in the subsidiary at fair value. The gain or loss includes any gain or loss associated with the difference between the fair value of the retained investment in the subsidiary and its carrying amount at the date the subsidiary is deconsolidated. In contrast, an entity is required to account for a decrease in its ownership interest of a subsidiary that does not result in a change of control of the subsidiary as an equity transaction.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)
3)	Foreign currency translation and transactions

GIANT INTERACTIVE GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
The Company’s, its BVI and Hong Kong subsidiary’s functional currency is the United States dollars (“US$”). The functional currency of the Company’s PRC subsidiaries and the VIE subsidiary is the Chinese Renminbi (“RMB”), based on the criteria of ASC subtopic 830-10 (“ASC 830-10”), Foreign Currency Matters: Overall. The Company uses the RMB as its reporting currency. The Company uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate its operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive loss, a component of shareholders’ equity.
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
Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.6000 on December 31, 2010 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.
5)	Long-term Investment and Investments in equity investees
Long-term investment represents cost method investments and equity method investments. In accordance with ASC subtopic 325-20 (“ASC 325-20”), Investments-Other: Cost Method Investments, the Equity Method of Accounting for Investments in Common Stock for investments in an investee over which the Company does not have significant influence, the Company carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings. The management regularly evaluates the impairment of its cost method investments based on the performance and financial position of the investee as well as other evidence of estimated market values. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and current and future financing needs. An impairment loss is recognized in the consolidated statements of operations equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment. The impairment charge was nil for the years ended December 31, 2009 and 2010.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)
5)	Long-term Investment and Investments in equity investees (Cont’d)
Investments in equity investees represent investments in entities in which the Company can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC subtopic 323-10 (“ASC 323-10”), Investments-Equity Method and Joint Ventures: Overall.

GIANT INTERACTIVE GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
Under the equity method, the Company initially records its investment at cost and adjusts the carrying amount of the investment to recognize the Company’s proportionate share of each equity investee’s net income or loss into consolidated statements of operations after the date of acquisition. The difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill included in equity method investment on the consolidated balance sheets. The Company evaluated the equity method investments for impairment under ASC 323-10. An impairment loss on the equity method investments is recognized in the consolidated statements of income when the decline in value is determined to be other-than-temporary.
6)	Cash, cash equivalents and short-term investments
Cash and cash equivalents represent cash on hand, demand deposits and money market fund placed with banks or other financial institutions. All highly liquid investments with a stated maturity of 90 days or less from the date of purchase are classified as cash equivalents. All highly liquid investments with stated maturities of greater than 90 days but less than 365 days, are mainly fixed rate time foreign deposits that are classified as short-term investments which are stated at their approximate fair value.
The Company accounts for its investments in accordance to ASC subtopic 320-10 (“ASC 320-10”), Investments-Debt and Equity Securities: Overall. ASC 320-10 classifies the investments in debt securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by the accounting standard for financial instruments. The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading asset investments include marketable debt instruments where the Company did not document its intention to hold the investments to maturity at acquisition and classified the investments as trading. Unrealized holding gains and losses for trading securities are included in earnings.
The securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are stated at amortized cost. For individual securities classified as held-to-maturity securities, the Company evaluates whether a decline in fair value below the amortized cost basis is other than temporary in accordance with the Company’s policy and ASC 320-10. If the Company concludes that it does not intend or is not required to sell an impaired debt security before the recovery of its amortized cost basis, the impairment is considered temporary and the held-to-maturity securities continue to be recognized at the amortized costs.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)
6)	Cash, cash equivalents and short-term investments (Cont’d)
When the Company intends to sell an impaired debt security or it is more likely than not that it will be required to sell prior to recovery of its amortized cost basis, an other-than- temporary impairment loss equal to the entire excess of the debt security’s amortized cost basis over its fair value is recognized at the balance sheet date.
Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in

GIANT INTERACTIVE GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
earnings. Any realized gains or losses on the sale of the investments are determined on a specific identification method, and such gains and losses are reflected as a component of interest income.
7)	Property and equipment
Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the following estimated useful lives:

Computer equipment	5 years
Leasehold improvements	Over the shorter of the lease term or the estimated useful lives of the assets
Furniture and fixtures	5 years
Motor vehicles	5 years
Fixed assets have an estimated residual equal to 5% of the original cost.
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
The Group recognizes website and internally used software development costs in accordance with ASC subtopic 350-40 (“ASC 350-40”), Intangibles-Goodwill and Other: Internal-Use Software. As such, the Group expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites and software. Costs incurred in the development phase are capitalized and amortized over their estimated expected life. Since the inception of the Group, the amount of property and equipment costs qualifying for capitalization has been insignificant and as a result those costs have been expensed as incurred.

GIANT INTERACTIVE GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)
8)	Intangible assets
The Group recognizes costs to develop its online game products in accordance with ASC subtopic 985 Software. Online game product development costs consist primarily of payroll, depreciation and other overhead expenses incurred by the Group to develop, maintain, monitor and manage the Group’s online gaming products. Costs incurred for the development of online game products prior to the establishment of technological feasibility are expensed when incurred and are included in product development expenses. Once an online game product has reached technological feasibility, all subsequent online game product development costs are capitalized until the product is available for marketing. Technological feasibility is evaluated on a product-by-product basis, but typically encompasses both technical design and game design documentation and only occurs when the online games have a proven ability to operate in an online game environment. Since the inception of the Group, the amount of online game development costs qualifying for capitalization as intangible assets was approximately RMB 28,746,000 and is being amortized over the estimated life of the corresponding online games.
Purchased software is stated at cost less accumulated amortization. Amortization is computed using the straight-line method over three years.
The intellectual property rights purchased are capitalized and amortized on a straight-line basis over the estimated useful economic life of the relevant online game. The online game related to the intellectual property rights has commenced operations in April 2010 and as a result, amortization has commenced as of that date. The online game and the related intellectual property rights were part of a subsidiary that was deconsolidated as of December 31, 2010 (See Note 5).
The intangible asset arising from the acquisition of a Snow Wolf Software consists of one online software game and was recorded at its fair value with a useful life of 3 years. The online software game will be amortized on a straight-line basis over three years. The intangible assets arising from the Julun Network acquisition also consists of one online software game and was recorded at its fair value with an estimated useful life on a straight line basis over 5 years.

GIANT INTERACTIVE GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)
9)	Impairment of long-lived assets and intangible assets
Long-lived assets, including intangible assets, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with ASC subtopic 360-10 (“ASC 360-10”), Property, Plant and Equipment: Overall. When such events occur, the Company assesses the recoverability of the long lived assets by comparing the carrying amount to the estimated future undiscounted cash flow associated with the related assets. If the future net undiscounted cash flows are less than the carrying amount of the assets, the assets are considered impaired and an expense is recognized equal to the amount required to reduce the carrying amount of the assets to their then estimated fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available for the long-lived assets.
The Group recorded an impairment loss associated with an online game and its related intellectual property rights amounting to RMB46,557,669 (US$7,054,192) during the year ended December 31, 2010 (See Note 8). There were no indicators of impairment noted during the year ended December 31, 2009.
10)	Goodwill
Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable intangible assets acquired. The Group’s goodwill and acquisition related intangible assets outstanding at December 31, 2010 were related to the Group’s acquisition of two subsidiaries (Note 3). In accordance with the provisions of ASC subtopic 350 (“ASC 350”), Goodwill and Other Intangible Assets, goodwill amounts are not amortized, but rather are tested for impairment at least annually or more frequently if there are indicators of impairment present.
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
The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit’s goodwill. If the implied goodwill fair value is less than its carrying value, the difference is recognized as impairment loss. The Group determined it has one reporting unit in which all goodwill was tested for impairment at each reporting period end resulting in no impairment charges for the periods presented.

GIANT INTERACTIVE GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)
11)	Available-for-sale investment
The Company has designated its investment in convertible redeemable preferred shares (“Preferred Share”) of Five One Network Development Co. Ltd., (“51.com”) and Mobile Embedded Technology Inc. (“MET”) as available-for-sale in accordance with ASC320-10. Such available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income (loss) in shareholders’ equity. Realized gains or losses are charged to earnings during the period in which the gain or loss is realized. If the Company determines a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to its estimated fair value. The new cost basis will not be adjusted for subsequent recoveries in fair value. Determination of whether declines in value are other-than-temporary requires significant judgment. Subsequent increases and decreases in the fair value of available-for-sale securities will be included in comprehensive income (loss) through a credit or charge to shareholders’ equity except for an other-than-temporary impairment, which would be charged to current period earnings.
Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings.
12)	Fair value of financial instruments
Financial instruments of the Group primarily comprise of cash and cash equivalents, accounts receivable, certain other current assets, amounts due from related parties and research-and-development (“R&D”) entity partners, short-term investments, investments in available-for-sale securities, held-to-maturity investment, and payables and accrued expenses. As of December 31, 2009 and 2010, the carrying values of these financial instruments except for investment in preferred shares approximated their fair values due to the short-term maturity of these instruments. The carrying amount of our held-to-maturity investment approximates its fair value, which was estimated based on quoted market interest rates. The carrying amount of the Group’s available-for-sale investments were initially stated at fair value and subsequently re-measured and recorded at fair value at every year.
13)	Other assets
Other assets represent amounts paid for the right to use land in the PRC and are recorded at purchase cost less accumulated amortization. Amortization is provided on a straight-line basis over the terms of the respective land use rights agreements, which are 50 years.

GIANT INTERACTIVE GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)
14)	Revenue recognition
The Group currently provides online game services in the PRC and recognizes revenue in accordance to the criteria of ASC subtopic 605 (“ASC 605”), Revenue Recognition when persuasive evidence of an arrangement exists, the service has been rendered, the sales price is fixed or determinable, and collectability is reasonably assured.

The Group operates Massively Multiplayer Online Role-Playing Games (“MMORPG”) under a free-to-play model. Under this model, players can access the games free of charge but may purchase game points for in-game premium features.

The Group sells prepaid cards, in physical or virtual forms, for its in-game premium features to distributors who in turn sell the prepaid cards to end customers. The prepaid game cards provide customers with a pre-specified number of game points for consumption. All prepaid cards sold to distributors require upfront advance cash payments. The Group also sells game points through online sales directly to end customers using their credit or debit cards, which is generally settled by the banks immediately within one to two days. Proceeds from the sale of prepaid game cards from distributors and online sale of game points are initially recognized as an advance from distributors. These prepaid fees are reclassed to deferred revenue upon the end users’ online registration and conversion of the game points into the respective user accounts. The Group’s end users are required to “activate” the prepaid game cards by using access codes and passwords to transfer the value of those cards to game points in their personal user accounts. The Group does not recognize revenue for game cards which are sold but not yet converted into game points and used by customers to purchase premium features as the Group is required to provide future services, in the form of in-game premium features, related to those cards or points. Deferred revenue is recognized as revenue over the estimated life span of the premium features purchased or as the premium features purchased with the game points are consumed. The estimated life span of premium features is determined based on historical player usage patterns and playing behavior. When the life span of certain premium features cannot be reliably determined based on historical paying player patterns and behavior, the related revenues are recognized over the estimated game life. Future usage patterns may differ from the historical usage patterns on which the Group’s revenue recognition policy is based. The Group monitors the operational statistics and usage patterns of its online games and modifies the expected life span when materially different.

GIANT INTERACTIVE GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)
14)	Revenue recognition (Cont’d)
Prepaid cards sold by the Group have an expiration period of two years, if not returned or activated, after which the Group could suspend the cards and will recognize the related advance from distributors and/or deferred revenue. The Group has implemented a return policy for distributors to allow returns of unsold prepaid cards that have not expired up to a certain limit after six months. As of December 31, 2010, the Group has not received any returns. In addition, no refunds are allowed once game points have been transferred to the end users’ personal user accounts.

The Group sells prepaid game cards at a discount to its distributors. The Group accounts for such discounts in accordance with ASC subtopic 605-15 (“ASC 605-15”), Revenue: Product. Such discounts are initially accounted for as a reduction of deferred revenue. As a result, deferred revenue includes the value of activated discounted and undiscounted prepaid cards and game points, which are subsequently recognized as revenue on a weighted average basis when the Group provides future services in the form of premium features.

The Group also receives royalty income from a third party incorporated in Taiwan, which was a related party prior to June 2009, in exchange for licensing ZT Online and providing related technical support. The license allows the operation of the games in Hong Kong, Taiwan, Macau, Singapore and Malaysia. The royalty fees are determined based on an agreed percentage of game points consumed by the players with accounts registered with the third party, net of applicable withholding tax, which becomes fixed or determinable at the time actual usage occurs. The related royalty income is recognized on a monthly basis, as the third party confirms its sales activity for the period. As a result of the foreign currency restrictions over the remittance of funds from Taiwan to the PRC to repay outstanding payables to the Group, beginning on October 1, 2008, such royalty income is recorded at the estimated fair value of the personnel services paid by the third party paid on behalf of the Group in accordance with the provisions of ASC subtopic 845-10 (“ASC 845-10), Nonmonetary Transactions: Overall.

The Group also licenses ZT Online to overseas third parties in Vietnam from 2009 and in Russia from 2010. The royalty income is determined based on an agreed percentage of game points consumed by the players with accounts registered with the game vendors, net of applicable withholding tax, which becomes fixed or determinable at the time actual usage occurs. The related royalty income is recognized on a monthly basis, as the game vendors confirm their sales activities for the period.

GIANT INTERACTIVE GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)
14)	Revenue recognition (Cont’d)
On October 28, 2009, the Company and Shenzhen Tencent Computer Systems Company Limited (“Tencent Computer” or “Tencent”) entered into a three year ZT Online Green Edition — Online Software Cooperation Agreement (“Cooperation Agreement”) to attract more players to play ZT Online Green Edition from the Tencent QQ Game platform user base. Under the Cooperation Agreement, the Company receives royalty income in exchange for licensing ZT Online, and service fees for providing servers, broadband resources and technical consulting services (collectively known as “IT services”). The Group accounts for the royalty income and service fees in accordance with ASC subtopic 605-25-25 (“ASC 605-25-25”) Revenue Recognition for Multiple-Element Arrangements. The royalty income and service fees are both determined based on an agreed percentage of game point revenue earned from players with accounts registered with Tencent, net of applicable withholding tax. Royalty payments are recognized as revenue, when all contingencies associated with royalty payments have been resolved, when no remaining performance obligations exist relating to those payments and upon receipt of a confirmation of sales activity from Tencent. The service fees are contingent upon the future delivery of the IT services and game point revenue earned from players with accounts registered with Tencent. Service fees are recognized on a straight-line basis from the point in time at which the contingency has been resolved, over the remaining period of the Cooperation Agreement.

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

The Group also sells security cards to its online game players which are used to protect or lock players’ personnel user accounts from being hacked. In 2010, revenue recognized has not been significant, with the total amount of RMB452,300 (US$68,530) (2009: RMB130,074, 2008: RMB612,444) recorded as other revenue. The Group is subject to a withholding value added tax (“VAT”), on sales of the security cards at an applicable rate of 3% (2009: 3%). Other revenue is recognized net of VAT.

GIANT INTERACTIVE GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)
14)	Revenue recognition (Cont’d)
The Group’s VIE subsidiary is subject to a 5% business tax and related surcharges on the revenues earned from the sale of game points by Giant Network and are deducted from online game revenues. The Group’s PRC subsidiary, Zhengtu Information, is also subject to a 5% business tax and related surcharges on its royalty income earned and are deducted from overseas licensing income. Such business tax and related surcharges for the years ended 2008, 2009 and 2010 are RMB95,937,321, RMB72,701,726 and RMB 85,019,261 (US$12,881,706), respectively.

The Group does not defer any costs associated with the sale of its prepaid cards or game points.
15)	Cost of services
Cost of services consists primarily of payroll, depreciation and amortization, maintenance and rental of computer equipment, production costs for prepaid game cards, and other overhead expenses directly attributable to the provision of the Company’s online game services.

Cost of services also includes a 5% business tax, 3% (net) VAT and related surcharges on technical and consulting fees and royalty fees charged by the Group’s PRC subsidiary, Zhengtu Information, to the Group’s VIE subsidiary, Giant Network. Such business tax, VAT and related surcharges for the years ended December 31, 2008, 2009 and 2010 are RMB66,418,440, RMB39,066,834 and RMB37,192,656 (US$5,635,251), respectively.
16)	Advertising expenses
Advertising costs are expensed when incurred as sales and marketing expenses and amounted to approximately RMB70,402,000, RMB31,426,000 and RMB65,297,000 (US$9,894,000) for the years ended December 31, 2008, 2009 and 2010, respectively.
17)	Research and product development expenses
Costs incurred for the development of online game products prior to the establishment of technological feasibility and costs incurred for maintenance after the online game products are available for marketing are expensed when incurred and are included in research and product development expenses.

GIANT INTERACTIVE GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)
18)	Comprehensive Income
Comprehensive income is defined as the change in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Comprehensive income is reported in the consolidated statements of shareholders’ equity. Accumulated other comprehensive loss of the Company consists of the foreign currency translation adjustments and unrealized holding gains and losses of available-for-sale investments (net of any reclassification adjustments) and their corresponding deferred tax impact, if any.
19)	Share-based compensation
The Group’s employees participate in the Company’s 2006 and 2007 stock incentive plan including share options and restricted shares, which is more fully described in Note 17. In 2010, the Group granted restricted shares to employees. The Group accounts for its share-based payments pursuant to ASC subtopic 718-10 (“ASC 718-10”), Compensation-Stock Compensation: Overall. According to ASC 718-10, all grants of share options to employees are recognized in the consolidated financial statements based on their grant date fair values. The Company’s share options and restricted shares are subject to graded vesting provisions. Fair value of share options is determined with the assistance of an independent third party valuation firm, using a binomial option pricing model derived by management. Fair value of restricted shares is determined by the fair market value at the grant day. The Group has elected to recognize compensation expense using the accelerated method for all share options and restricted shares with service conditions that have a graded vesting schedule

ASC 718-10 requires forfeitures to be estimated at the time of grant and revised, if necessary, in the subsequent year if actual forfeitures differ from initial estimates. Share-based compensation expense is recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest. Forfeiture rate is estimated based on historical and future expectation of employee turnover rate and are adjusted to reflect future change in circumstances and facts, if any.

The Group records share-based compensation expense for awards granted to non-employees in exchange for services at fair value in accordance with the provisions of ASC subtopic 505-50 (“ASC 505-50”), Equity: Equity based Payment to Non-employees. For the awards granted to non-employees, the Group records compensation expense equal to the fair value of the share options at the service performance date. The fair value of the unvested share options is recalculated at each reporting date as the service agreements signed with the non-employees do not include significant disincentive for non-performance. There were no share options issued to non-employees during the years ended December 31, 2008, 2009, and 2010, respectively.

GIANT INTERACTIVE GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)
19)	Share-based compensation (Cont’d)
A change in any of the terms or conditions of stock options shall be accounted for as a modification of the plan. Therefore, the Group calculates incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested share options, the Group would recognize incremental compensation cost in the period the modification occurs and for unvested share options, the Group would recognize, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.
20)	Leases
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
21)	Income taxes
The Group follows the liability method in accounting for income taxes in accordance to ASC subtopic 740-10 (“ASC 740-10”), Income Taxes: Overall. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the year in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the year that includes the enactment date.

GIANT INTERACTIVE GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)
22)	Accounting for uncertain income tax positions
The Group adopted ASC 740-10 (“ASC 740-10”), Income Taxes: Overall on January 1, 2007 which clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group did not incur a cumulative adjustment upon the adoption of ASC 740-10. The Group has elected to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of operations and comprehensive income.
23)	Earnings per share
Earnings per share are calculated in accordance with ASC subtopic 260-10 (“ASC 260-10”), Earnings Per Share: Overall. Basic earnings per share is computed by dividing net income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share are computed using the weighted average number of shares and dilutive equivalent shares outstanding during the period. Dilutive equivalent shares consist of ordinary shares issuable upon the exercise of stock options granted, with an exercise price less than the average fair market value for such period, using the treasury stock method. Dilutive equivalent shares are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive.
24)	Financial incentives
Government financial incentives are recognized as income upon receipt (see Note 16) as there are no conditions or continuing performance obligations of the Company attached to any of the governmental financial incentives received.
25)	Share Repurchase Program
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

GIANT INTERACTIVE GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)
25)	Share Repurchase Program (Cont’d)
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

In August 2009, the Board of Directors terminated the Share Repurchase Plan 2 and approved a new share repurchase plan (“Share Repurchase Plan 3”), authorizing the Company to repurchase up to US$150 million of its ADSs. Under this share repurchase plan, the Company may repurchase its shares under one year, unless further extended or shortened by the Board of Directors within one year, as prescribed under the board resolution and as defined by SEC regulations. As of December 31, 2009 and 2010, no ADSs have been repurchased under this plan.

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
26)	Segment reporting
The Group follows ASC subtopic 280 (“ASC 280”), Segment Reporting. The Group’s chief operating decision-maker, who has been identified as the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one reportable segment. The Group operates and manages its business as a single segment through the provision of online gaming services. As the Group’s long-lived assets are substantially all located in the PRC and substantially all the Group’s revenues are derived from within the PRC, no geographical segments are presented.

GIANT INTERACTIVE GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)
27)	Concentration of risk
Credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, amounts due from related parties and R&D entity partners. As of December 31, 2009 and 2010, substantially all of the Group’s cash and cash equivalents and short-term fixed rate time deposits were held by Chinese major financial institutions located in the PRC and Hong Kong. Historically, deposits in Chinese banks are secured due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that has come into effect on June 1, 2007, which contains a separate article expressly stating that the State Council promulgates implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law when necessary. Under the new Bankruptcy Law, a Chinese bank can go into bankruptcy. In addition, since China’s concession to the World Trade Organization, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those Chinese banks in which the Group has deposits has increased. In the event of bankruptcy of one of the banks which holds the Group’s deposits, it is unlikely to claim its deposits back in full since it is unlikely to be classified as a secured creditor based on PRC laws. Since the global financial crisis began during the third quarter of 2008, the risk of bankruptcy of those banks in which the Group has deposits or investments has increased significantly. In the event of bankruptcy of one of these financial institutions, it may be unlikely to claim its deposits or investments back in full. The Group continues to monitor the financial strength of these financial institutions.

Amounts due from related parties and R&D entity partners are typically unsecured, interest free and without any fixed term of repayment. Any negative events or deterioration in financial well-being with respect to Group’s related parties and R&D entity partners may cause material loss to the Group and have a material effect on the Group’s financial condition and results of operations.

GIANT INTERACTIVE GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)
27)	Concentration of risk (Cont’d)
The Company’s available-for-sale investments, 51.com and MET are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income (loss) in shareholders’ equity (see Note 2 11 Available for sale securities). The held to maturity investment of New China Trust is secured, bears a fixed quarterly yield of 1.5% per quarter (6% per annum) and has a fixed maturity date. The investment contracts of Shanghai Lingang New City Land Reserves (“Shanghai Lingang”) and Anhui Hailuo Investment Co., Ltd (“Anhui Hailuo”). are secured, bear fixed yields of 4.0% and 4.2% per annum respectively and have fixed maturity dates. The principal amounts of the Shanghai Lingang and Anhui Hailuo investment contracts are wholly guaranteed by China Minsheng Banking Corp. Ltd. Any negative events or deterioration in financial well-being with respect to the counterparties of the above investments and the underlying collateral may cause material loss to the Group and have a material effect on the Group’s financial condition and results of operations.

Business and economic risk

The Group participates in a high technical industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: changes in the overall demand for services; competitive pressures from other online gaming companies; advances and new trends in new technologies and industry standards; changes in bandwidth suppliers; changes in certain strategic relationships or distributor relationships; regulatory considerations; and risks associated with the Group’s ability to attract and retain employees necessary to support its growth.

All of the Group’s revenues for the year ended December 31, 2008 were primarily derived from a single online game. More than 90% of the Group’s revenues for the year ended December 31, 2009 and 2010 were primarily derived from a single online game. No individual customer (both distributor and end user) accounted for more than 10% of net revenues for the year ended December 31, 2008, 2009 and 2010.

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

GIANT INTERACTIVE GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)
27)	Concentration of risk (Cont’d)
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

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. On June 19, 2010, the People’s Bank of China announced the end of the RMB’s de facto peg to U.S. dollar, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB’s exchange rate flexibility. The exchange rate floating bands will remain the same as previously announced in the inter-bank foreign exchange market. The depreciation of the U.S. dollar against RMB was approximately 0.1% in 2009 and 3.3% in 2010. Any significant revaluation of RMB may materially and adversely affect the Company’s cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, the ADS in U.S. dollars. As a result, an appreciation of RMB against the U.S. dollar would result in foreign currency translation losses when translating the net assets of the Company from the U.S. dollar into RMB.
28)	Dividends
Dividends of the Company are recognized when declared. Relevant laws and regulations permit payments of dividends by the PRC subsidiaries and affiliated companies only out of their retained earnings, if any, as determined in accordance with respective accounting standards and regulations.

GIANT INTERACTIVE GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)
29) Recent accounting pronouncements
In January 2010, the FASB issued ASU No. 2010-06 (“ASU 2010-06”), Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements. ASU 2010-06 amends ASC 820 (ASC 820), Fair Value Measurements and Disclosures (Pre-codification: FAS 157 Fair Value Measurements) to require a number of additional disclosures regarding (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Level 1, 2, and 3. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of ASU 2010-06 did not have a material impact on the Group’s consolidated financial statements disclosures.

In July 2010, the FASB issued a final Accounting Standards Update 2010-20 (“ASU 2010-20”), which requires entities to provide extensive new disclosures in the financial statements about the financing receivables, including credit risk exposures and the allowance for credit losses. A financing receivable is an arrangement that represents a contractual right to receive money on demand or on fixed or determinable dates and that is recognized as an asset in the entity’s statement of financial position. Entities with financing receivables will be required to disclose, among other things (a) a roll-forward of the allowance for credit losses; (b)credit quality information such as credit risk scores or external credit agency ratings; (c) impaired loan information; (d) modification information; and (e)non-accrual and past due information. For public entities, the disclosures are effective for interim and annual reporting periods ending on or after December 15, 2010. The adoption of ASU 2010-20 did not have a material impact on the Group’s consolidated financial statements disclosures.

In December 2010, the FASB issued ASU No. 2010-28 (“ASU 2010-28”), Intangibles — Goodwill and Other (“ASC 350”): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. The objective of this standard is to address questions about entities with reporting units with zero or negative carrying amounts because some entities concluded that Step 1 of the test is passed in those circumstances because the fair value of their reporting unit will generally be greater than zero. The amendments in this standard modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. This standard is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. The Group does not expect the adoption of ASU 2010-28 will have a material impact on its consolidated financial statements.

GIANT INTERACTIVE GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)
29)	Recent accounting pronouncements (Cont’d)
In December 2010, the FASB issued ASU No. 2010-29 (“ASU 2010-29”), Disclosure of Supplementary Pro Forma Information for Business Combinations (“ASC 805”). The objective of this standard is to address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. This standard specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. This standard also expands the supplemental pro forma disclosures under ASC 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. This standard is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. The Group does not expect the adoption of ASU 2010-29 will have a material impact on its consolidated financial statements.
3. ACQUISITION OF SUBSIDIARIES
Julun Network

On November 30, 2010, Giant Network acquired 100% equity interest of Julun Network, a developer of online games incorporated in China, for RMB15,906,862 (US$2,410,131). Giant Network acquired Julun Network for the knowledge and expertise of its R&D employees. The acquisition met the definition of a business acquisition in accordance with ASC subtopic 805-10.

Total purchase consideration is RMB15,906,862 (US$2,410,131). Breakdown of the total purchase consideration is as follows:

Purchase consideration:	RMB	US$
Payment of cash	15,906,862	2,410,131

GIANT INTERACTIVE GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
3. ACQUISITION OF SUBSIDIARIES (Cont’d)
The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as at the date of acquisition:

	RMB	US$
Current assets	994,365	150,661
Property and equipment, net	503,798	76,333
Online game software	1,146,029	173,641

Total assets acquired	2,644,192	400,635

Accounts and other payables	(2,662,605)	(403,425)
Accrued liabilities	(52,098)	(7,894)

Total liabilities assumed	(2,714,703)	(411,319)

Net liabilities acquired	(70,511)	(10,684)
Goodwill	15,977,373	2,420,815

Total fair value of purchase price consideration	15,906,862	2,410,131

The fair value of the online game software was determined based on an independent valuation using an income approach, which involves applying an appropriate discount rate to estimated cash flows that will be derived from the online game in the future. The goodwill represented expected synergies arising at acquisition from the knowledge and expertise of the employees of Julun Network.

Pro forma results of operation for this acquisition have not been presented because the effects of the acquisition were not material to the Group’s consolidated financial results.
4. SHORT-TERM INVESTMENTS
Short-term investments consisted of the following as of December 31, 2009 and December 31, 2010:

	December 31, 2010
		Unrealized	Estimated Fair	Estimated Fair
	Carrying Value	Gains/(Losses)	Value	Value
	(RMB)	(RMB)	(RMB)	(US$)
Held-to-maturity securities
- Fixed rate time deposits	1,403,362,000	—	1,403,362,000	212,630,606
- Investment contract		—
- New China Trust (1)	500,000,000	—	500,000,000	75,757,575
- Shanghai Lingang and Anhui Hailuo (2)	1,350,000,000	—	1,350,000,000	204,545,455

Total short-term investments	3,253,362,000	—	3,253,362,000	492,933,636

GIANT INTERACTIVE GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
4. SHORT-TERM INVESTMENTS (Cont’d)

	December 31, 2009
		Unrealized	Estimated Fair	Estimated Fair
	Carrying Value	Gains/(Losses)	Value	Value
	(RMB)	(RMB)	(RMB)	(US$)
Held-to-maturity securities
- Fixed rate time deposits	3,802,050,000	—	3,802,050,000	557,003,472

Total short-term investments	3,802,050,000	—	3,802,050,000	557,003,472

(1)	On August 21, 2009, the Group entered into a two year investment contract amounting to RMB500,000,000 with a fixed quarterly yield of 1.5% (6% per annum) with New China Trust. The investment contract is secured by 45,040,000 A-shares of Shanghai Pudong Development Bank (“PDB”), a company that is listed on the Shanghai Stock Exchange. Management has accounted for this investment as short-term investment held-to-maturity in accordance with ASC 320-10 at amortized cost adjusted for any related premiums (discounts) over the estimate remaining period until maturity. Since the investment is due to mature on August 21, 2011, the New China Trust held-to-maturity investment was reclassified to current assets from non-current assets as of December 31, 2010. There were no impairment indicators present associated with this investment at December 31, 2009 and 2010.

(2)	On December 24, 2010, the Company entered into investment contracts with Shanghai Lingang and Anhui Hailuo amounting to RMB850,000,000 and RMB 500,000,000, respectively, with fixed interests of 4.0% and 4.2% per annum, respectively and maturity of 150 days and 157 days, respectively. The principal amounts of the Shanghai Lingang and Anhui Hailuo investment contracts are wholly guaranteed by China Minsheng Banking Corp. Ltd, a company that is listed on both the Shanghai and Hong Kong Stock Exchange. Management has accounted for these investment contracts as short-term investments held-to-maturity in accordance with ASC 320-10 at amortized cost adjusted for any related premiums (discounts) over the estimate remaining period until maturity. There was no impairment indicators present associated with these investment contracts at December 31, 2010.
The Company recorded interest income related to its short-term investments amounting to RMB136,097,898 (US$20,620,894) for the year ended December 31, 2010 (2009: RMB102,200,467, 2008: RMB46,124,136) in the consolidated statements of operations and comprehensive income.

GIANT INTERACTIVE GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010

5. DECONSOLIDATION OF A SUBSIDIARY
On December 31, 2010, Huayi acquired 51% of Huayi Juren Information’s shares. The Group and another shareholder own the remaining 34% and 15% interest, respectively. In exchange for the 51% interest, Huayi agreed to pay the Group a total consideration of RMB57,250,000 (US$8,674,242). RMB 28,625,000 was paid to the Group as of December 31, 2010.

As a result of the deconsolidation, the Group’s investment in Huayi Juren Information increased by RMB 21,250,000, representing the Group’s net investment on December 31, 2010 immediately before the transaction. The following adjustments were made to the consolidated balance sheet to reflect the deconsolidation of Huayi Juren Information on December 31, 2010:

in RMB
Intangible assets (Note 8)	(25,000,000)
Due from related parties (Note 21)	25,000,000
Cash and cash equivalents	(25,000,000)
Non-controlling interests (Note 15)	3,750,000

(21,250,000)
The Group had a receivable due from Huayi Juren Information amounting to RMB 25,000,000 (US$3,787,879). Effective December 31, 2010, as a result of the disposal, Huayi Juren Information is no longer consolidated, accordingly, the receivable is no longer eliminated in consolidation and is presented as “Due from related parties” (see Note 21) in the consolidated balance sheet.

As a result of the disposition to Huayi, the Group reduced its investment in Huayi Juren Information by RMB 12,750,000 for the 51% interest sold, resulting in a remaining investment balance of RMB 8,500,000 for its 34% retained interest. The Group recognized a gain on the disposition amounting to RMB 44,500,000 (US6,742,424), representing the difference between the proceeds received of RMB 57,250,000 (US$8,674,242), and the pro rata portion of the investment sold of RMB 12,750,000. The Group also recognized a gain of RMB 24,274,051 (US$3,677,886), representing the difference between the fair value of the equity investment retained amounting to RMB 32,774,051 (US$4,965,765), and the pro rata portion of the investment retained of RMB 8,500,000 (US$1,287,879) The fair value of the retained equity interest was derived from the sale price of the Group’s 51% interest to Huayi adjusted for a discount for lack of control. The total gain on the deconsolidation of Huayi Juren Information amounting to RMB 68,774,051 (US$10,420,311) is included in “Other (expense) income, net” in the accompanying consolidated statement of operations and comprehensive income.

GIANT INTERACTIVE GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
6.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	December 31,
	2009	2010
	(RMB)	(RMB)	(US$)
Prepaid expenses (1)	22,486,679	18,133,877	2,747,557
Staff advances (2)	4,587,742	6,768,392	1,025,514
Advances to suppliers	6,703,688	9,143,899	1,385,439
Rental deposits	1,651,186	1,814,117	274,866
Prepaid game distribution license fee (3)	5,341,373	12,914,265	1,956,707
Tax receivable	10,729,546	950,286	143,983
VAT refundable	32,167,993	22,705,555	3,440,236
Funds in transit in establishing new subsidiaries	4,060,000	—	—
Interest receivable	33,226,350	18,792,361	2,847,327
Proceeds receivable on deconsolidation of a subsidiary (Note 5)	—	28,625,000	4,337,121
Advances to shareholder of Huayi Juren Information	—	7,500,000	1,136,364
Others	4,567,729	5,379,656	815,099

Total	125,522,286	132,727,408	20,110,213

(1)	Prepaid expenses mainly relate to prepayments for Internet Data Center (“IDC”) services or space rental and facilities.

(2)	Staff advances relates to cash advances given to certain employees for use during business operations and are recognized as sales and marketing expenses when expended.

(3)	In January 2010, and February 2010, respectively, the Group entered into agreements with third parties to license online games. As part of the agreements, the Group is required to make upfront payments for the licenses. As of December 31, 2010, the Group has paid RMB12,914,265 (US$1,950,000) in upfront payments, which is being recorded as a prepaid game distribution license fee.

GIANT INTERACTIVE GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
7.	PROPERTY AND EQUIPMENT

Property and equipment and their related accumulated depreciation as of December 31, 2009 and 2010 are as follows:

	December 31,
	2009	2010
	(RMB)	(RMB)	(US$)
Computer equipment	271,642,612	276,843,360	41,945,964
Leasehold improvements	13,100,527	927,186	140,483
Furniture and fixtures	5,889,981	18,449,740	2,795,414
Motor vehicles	1,977,943	4,669,096	707,439

	292,611,063	300,889,382	45,589,300
Less: Accumulated depreciation	(113,941,081)	(157,603,079)	(23,879,254)

Property and equipment, net	178,669,982	143,286,303	21,710,046

Depreciation expense for the years ended December 31, 2008, 2009 and 2010 were RMB40,126,174, RMB52,965,806 and RMB54,444,577 (US$8,249,178) respectively.

8.	INTANGIBLE ASSETS

During the year ended December 31, 2010, the Group assessed certain indicators of impairment impacting the King of Kings 3 (“KOK 3 game software”) game’s revenue and cash flow forecasts which were primarily attributed to increasing competition coupled with declines in customer demand (Note 2 (27) Business and economic risk). The Group tested the KOK3 game software for impairment using an income approach, which involves applying an appropriate discount rate to estimated cash flow forecasts. Based on the Company’s analysis, the Company recorded an impairment charge of approximately RMB46,557,669 (US$7,054,192), for the year ended December 31, 2010, which is included in the line “Impairment of intangible assets” in the consolidated statements of operations and comprehensive income. There were no indicators of impairment noted related to the intangible assets during the year ended December 31, 2009.

The following table presents the Company’s intangible assets as of the respective balance sheet dates:

	As of December 31, 2010
		Accumulated		Deconsolidation of		Net Carrying
	Gross Carrying Value	Amortization	Impairment	a subsidiary (Note 5)	Net Carrying Value	Value
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)

Online game product development costs	28,745,846	(10,074,220)	—	—	18,671,626	2,829,034
Purchased software	50,575,054	(36,775,426)	—	—	13,799,628	2,090,853
Acquired software from acquisition of subsidiaries	1,624,891	(141,429)	—	—	1,483,462	224,767
KOK 3 game software	80,073,005	(8,515,336)	(46,557,669)	(25,000,000)	—	—

Intangible assets, net	161,018,796	(55,506,411)	(46,557,669)	(25,000,000)	33,954,716	5,144,654

GIANT INTERACTIVE GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
8. INTANGIBLE ASSETS (Cont’d)

	As of December 31, 2009
		Accumulated
	Gross Carrying Value	Amortization	Net Carrying Value
	(RMB)	(RMB)	(RMB)
Online game product development costs	19,924,142	(6,746,615)	13,177,527
Purchased software	45,421,880	(18,840,946)	26,580,934
Acquired software from acquisition of a subsidiary	478,862	—	478,862
KOK 3 game software	78,090,967	—	78,090,967

Intangible assets, net	143,915,851	(25,587,561)	118,328,290

Amortization expenses for the years ended December 31, 2008, 2009 and 2010 were RMB8,120,619, RMB15,123,412 and RMB29,918,850 (US$4,533,159) respectively.

The estimated annual amortization expense for each of the five succeeding fiscal years is as follows:

	Amortization
	(RMB)	(US$)
For the years ending December 31,
2011	16,130,261	2,443,979
2012	8,049,570	1,219,632
2013	5,594,130	847,595
2014	3,339,750	506,023
2015	493,461	74,767
9.	GOODWILL

Goodwill is comprised of the following:

The changes in the carrying amount of goodwill are as follows:

	2009	2010
	(RMB)	(RMB)	(US$)
Goodwill from the acquisition of Snow Wolf Software	6,224,587	6,224,587	943,118
Goodwill from the acquisition of Julun Network (Note 3)	—	15,977,373	2,420,815

Balance as of December 31	6,224,587	22,201,960	3,363,933

As of December 31, 2009 and 2010, the Company assessed impairment on its goodwill derived from the acquisition of Snow Wolf Software and Julun Network (Note 3). No impairment loss was recognized in any of the periods presented.

GIANT INTERACTIVE GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
10.	Investment in equity investees

	December 31,
	2009	2010
	(RMB)	(RMB)	(US$)
Beginning balance	—	—	—
Investment in Tonghua	—	3,000,000	454,545
Investment in Huayi Juren Information (Note 5)	—	32,774,051	4,965,766
Equity in losses	—	(648,106)	(98,198)

Ending balance	—	35,125,945	5,322,113

On February 4, 2010, the Company and another individual established a joint venture, Shanghai Tonghua Network Technology Co. Ltd (“Tonghua”), which specializes in online game research and development. The Company’s 30% equity interest amounted to RMB 3,000,000. As the Company exercises significant influence over the operating and financial activities of Tonghua, the investment is accounted for under the equity method as prescribed by ASC 323-10.

11.	Long-term investment

	December 31,
	2009	2010
	(RMB)	(RMB)	(US$)
Long-term investment	—	20,495,239	3,105,339

On November 18, 2010, the Company purchased 3% of Shanghai Ruichuang Network Technology Co., Ltd’s ordinary shares for a total consideration of RMB20,495,239 (US$3,105,339), which was accounted for as a cost method investment as prescribed by ASC 323-10. There were no impairment indicators noted associated with the long-term investment as of December 31, 2010.

12.	OTHER ASSETS

The other assets as of December 31, 2009 and 2010 is as follows:

	December 31,
	2009	2010
	(RMB)	(RMB)	(US$)
Land use right	85,239,597	85,239,597	12,915,090
Deposit for purchase for office building	—	18,921,000	2,866,818
Accumulated amortization	(579,629)	(2,318,517)	(351,290)

Other asset, net	84,659,968	101,842,080	15,430,618

In June 2009, the Group made a prepayment for the purchase of a land use right amounting to RMB85,239,597 in Zhuhai Hi-Tech Industrial Area in Guangdong Province.

GIANT INTERACTIVE GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
12.	OTHER ASSETS (Cont’d)

In June 2010, the Group made a deposit for the purchase of an office building amounting to RMB18,921,000 (US$2,866,818) in Shanghai.

13.	AVAILABLE-FOR-SALE INVESTMENTS
(i)	Series C Preferred Shares in 51.com
On July 1, 2008, the Company entered into an agreement to purchase 18,508,208 redeemable convertible Series C Preferred Shares of 51.com (the “Series C Preferred Shares”) in exchange for the surrender of a promissory note of RMB34,312,761 (US$5,000,000) and cash consideration of RMB314,370,245 (US$45,809,524). The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the Series C Preferred Shares under the requirements of ASC 815. The embedded conversion option, redemption option and the deemed liquidation event did not qualify for derivative accounting because the underlying ordinary shares into which the Series C Preferred Shares can be converted into, are neither publicly traded nor readily convertible to cash.

The Company recorded its investment in the Series C Preferred Shares as an available-for-sale investment. Subsequent to initial recognition, the available-for-sale investment is measured at fair value with changes in fair value recognized in accumulated other comprehensive loss included in shareholders’ equity. As of December 31, 2009 and 2010, the Company recorded the investment in 51.com at a fair value of RMB400,933,182 and RMB374,838,369, respectively, with RMB48,673,628 decrease and RMB14,467,019 (US$2,191,972) decrease, respectively, in fair value of the investment debited, respectively, to other comprehensive loss. As at December 31, 2009 and 2010, the Company has accumulated unrealized holding gains of approximately RMB51,991,000 and RMB39,524,000 (US$5,988,000) recorded within accumulated other comprehensive income related to its investment in 51.com.
(ii)	Series A Preferred Shares in MET
On September 13, 2009, the Company entered into an agreement to purchase 5,000,000 redeemable convertible Series A Preferred Shares of MET (the “Series A Preferred Shares”) in exchange for cash consideration of 34,157,500 (US$5,000,000). The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the Series A Preferred Shares under the requirements of ASC 815. The embedded conversion option, redemption option and the liquidation preference did not qualify for derivative accounting because the underlying ordinary shares into which the Series A Preferred Shares can be converted into, are neither publicly traded nor readily convertible to cash.

GIANT INTERACTIVE GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
13.	AVAILABLE-FOR-SALE INVESTMENTS (Cont’d)
(ii)	Series A Preferred Shares in MET (Cont’d)
The Company recorded the investment in the Series A Preferred Shares as an available-for-sale investment. Subsequent to initial recognition, the available-for-sale investment is measured at fair value with changes in fair value recognized in accumulated other comprehensive loss included in shareholders’ equity. As of December 31, 2009 and 2010, the Company recorded the investment in MET at a fair value of RMB50,033,452 and RMB 48,464,292 (US$7,343,075), with an appreciation of RMB15,909,113 and depreciation of RMB73,032 (US$11,065), respectively in fair value of the investment (credited) debited to other comprehensive loss for the years ended December 31, 2009 and 2010. As at December 31, 2009 and 2010, the Company has accumulated unrealized holding gains of approximately RMB 15,909,000 and RMB 15,836,000 (US$2,399,000) recorded within accumulated other comprehensive income related to its investment in MET.

14.	PAYABLES AND ACCRUED EXPENSES

Payables and accrued expenses consist of the following:

	December 31,
	2009	2010
	(RMB)	(RMB)	(US$)
Payroll and welfare payables	48,737,038	53,966,217	8,176,700
Business tax, related surcharges and other taxes	32,810,237	35,985,994	5,452,423
Other payables
- computer equipment	598,340	2,488,295	377,014
- stock option (Note a)	1,850,210	4,675,495	708,408
Funds received in advance from individual investors in establishing new subsidiaries	5,213,000	—	—
Accrued expenses	23,126,307	27,384,398	4,149,152
Customer deposit	—	8,000,000	1,212,121
Professional fee accruals	6,735,399	7,627,340	1,155,658
Others	1,967,459	4,308,283	652,770

Total	121,037,990	144,436,022	21,884,246

a)	Starting from 2008, the Company used a broker to facilitate the cashless exercise of share options by employees. As of December 31, 2009 and 2010, the share options proceeds received from broker and payable to employees totaled RMB1,850,210 and RMB4,675,495 (US$708,408), respectively, which is recorded in other payables.

GIANT INTERACTIVE GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
15.	NON CONTROLLING INTERESTS

A reconciliation of the carrying amounts of subsidiaries consolidated by the Group and the non controlling interests is as follows:

	December 31, 2009		December 31, 2010
		Non controlling		Non controlling
	Group	Interests	Group	Interests
	(RMB)	(RMB)	(RMB)	(RMB)
Beginning balance	—	—	5,047,654	7,608,607
Equity	5,355,000	5,145,000	11,059,685	10,737,017
Huayi Juren Information (Note 1)	—	—	21,250,000	3,750,000
Transactions with owners acting in their capacity as owners	—	—	—	—
Other comprehensive income	—	—	—	—
Non controlling interests from acquisition of a subsidiary	—	2,758,100	—	—
Deconsolidation of Huayi Juren Information (Note 5)			(21,250,000)	(3,750,000)

Net income	(307,346)	(294,493)	(3,646,401)	(3,562,795)

Ending balance	5,047,654	7,608,607	12,460,938	14,782,829

Ending balance (US$)			1,888,021	2,239,823

16.	GOVERNMENT FINANCIAL INCENTIVES

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

17.	INCOME TAX EXPENSES

Cayman Islands, British Virgin Island, and Hong Kong

Under the current laws of Cayman Islands, British Virgin Island and Hong Kong, the Group is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Group to its shareholders, no Cayman Islands, British Virgin and Hong Kong withholding tax will be imposed.

GIANT INTERACTIVE GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
17.	INCOME TAX EXPENSES (Cont’d)

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

Based on the assessment of facts and circumstances available at December 31, 2009 and 2010, management believes that the Company, Eddia International and Giant HK are more likely than not non-PRC tax resident enterprises. It is possible the assessment of tax residency status may change in the next twelve months, pending announcement of new PRC tax rules in the future. The Group will continue to monitor its tax status.

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

Zhengtu Information had also been approved as a “High and New Technology Enterprise” (the “NHTE”) and obtained the NHTE certificate (valid from 2008 to 2010) on November 25, 2008 issued by Shanghai Science and Technology Commission. In accordance with the PRC Income Tax Laws, an enterprise awarded with the NHTE status may enjoy a preferential CIT rate of 15% and the status is renewable.

However, Zhengtu Information is not allowed to enjoy the preferential CIT rate of 15% and reduced tax rate under the transitional rules as described above at the same time. Zhengtu Information has adopted the transitional rules tax treatment for its remaining 3-year tax holiday (i.e. 9% , 10% and 11% for 2008, 2009 and 2010, respectively).

GIANT INTERACTIVE GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
17.	INCOME TAX EXPENSES (Cont’d)

Giant Network, a VIE to which Zhengtu Information is deemed the primary beneficiary, has been recognized as a NHTE effective from 2008, and therefore enjoys a preferential tax rate of 15% from 2008 to 2010. Giant Network is more likely than not to qualify for a renewal of its NHTE status in 2011.

Zhengduo Information, Zhuhai Zhengtu, Wuxi Network, Jujia Network, Juhuo Network, Juhe Network, Snow Wolf Software, Juyan Network, Juxi Network , Juxian Network, Haoji Network, Juquan Network, Jufan Network, Zhengju Information, Tiema Network, Juxin Network, Julun Network and Juren Zhengtu Information are not entitled to enjoy any preferential tax rate for year 2010 and their applicable CIT rate is 25%.

The PRC Income Tax Law also imposes a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside China, which were exempted under the previous income tax and rules. A lower withholding tax rate will be applied if there is a tax treaty arrangement between mainland China and the jurisdiction of the foreign holding company. The foreign invested enterprise will be subject to the withholding tax starting from January 1, 2008. There were no distribution of dividends from the Group’s PRC subsidiaries in 2008, 2009 and 2010.

The Company had minimal operations in jurisdictions other than the PRC. Income before income tax expenses consists of:

	For the year ended December 31,
	2008	2009	2010
	(RMB)	(RMB)	(RMB)	(US$)
PRC	1,059,433,640	936,154,635	881,077,042	133,496,522
Non-PRC	93,522,322	7,924,628	16,518,504	2,502,804

Total	1,152,955,962	944,079,263	897,595,546	135,999,326

(a)	Current Tax
Income tax expenses consist of:

	For the year ended December 31
	2008	2009	2010
	(RMB)	(RMB)	(RMB)	(US$)
Current income taxes	96,381,254	83,328,105	121,303,259	18,379,282
Deferred income tax (benefits)/expenses	(57,013,446)	1,731,905	(31,980,857)	(4,845,585)

Taxation for the year	39,367,808	85,060,010	89,322,402	13,533,697

GIANT INTERACTIVE GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
17.	INCOME TAX EXPENSES (Cont’d)

A reconciliation of the differences between the statutory tax rate and the effective tax rate for CIT is as follows:

	For the year ended December 31
	2008	2009	2010
	(RMB)	(RMB)	(RMB)	(US$)
Expected taxation at PRC CIT statutory rate of 25%	288,238,991	236,019,816	224,398,887	33,999,831
Favorable tax rate	(68,388,694)	(49,059,531)	(25,488,282)	(3,861,860)
Tax holiday	(90,293,820)	(71,351,432)	(105,110,278)	(15,925,800)
Non-deductible expenses (non-taxable income), net	4,666,318	(4,718,414)	7,679,477	1,163,557
Additional 50% tax deduction for qualified research and development expenses	(14,351,366)	(10,380,859)	(15,257,615)	(2,311,760)
Tax exempted VAT refund	—	(12,779,323)	—	—
Change in valuation allowance	(26,065,094)	—	—	—
Unrecognized tax benefits	(30,911,888)	—	—	—
Deferred tax benefits on future tax rate difference	(23,526,639)	(2,670,247)	(3,659,750)	(554,508)
Provision-to-return adjustment	—	—	6,759,963	1,024,237

Taxation for the year	39,367,808	85,060,010	89,322,402	13,533,697

The benefit of tax holiday per basic and diluted earnings per share is as follows:

	For the year ended December 31
	2008	2009	2010
`	(RMB)	(RMB)	(RMB)	(US$)
Basic	0.38	0.32	0.46	0.07
Diluted	0.36	0.30	0.45	0.07

(b)	Deferred Tax
The tax effects of temporary differences that give rise to deferred tax at December 31, 2009 and 2010 are as follows:

	December 31,
	2009	2010
	(RMB)	(RMB)	(US$)
Current deferred tax assets
Deferred revenue and advance from distributors	61,303,813	77,208,660	11,698,282
Accrued expenses	9,029,988	12,142,057	1,839,706
Allowance for doubtful debt	1,020,217	1,127,960	170,903
Share-based compensation expense	4,074,986	8,117,107	1,229,865
Tax loss	464,061	7,149,387	1,083,240
Less: valuation allowance	—	—	—

Net deferred tax assets	75,893,065	105,745,171	16,021,996

Non-current deferred tax assets
Intangible assets amortization	8,021,489	11,069,031	1,677,126
Share-based compensation expense	2,819,268	2,076,457	314,615
Less: valuation allowance	—	—	—

Net deferred tax assets	10,840,757	13,145,488	1,991,741

	December 31,
	2009	2010
	(RMB)	(RMB)	(US$)
Current deferred tax liabilities
Intangible assets amortization	214,339	624,770	94,662

Non current deferred tax liabilities
Intangible assets amortization	420,947	186,496	28,257

GIANT INTERACTIVE GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
17.	INCOME TAX EXPENSES (Cont’d)

As of December 31, 2009 and 2010, the Group did not record a valuation allowance as management has assessed that it is more likely than not that all of the Group’s deferred tax assets will be realized.

As of December 31, 2010, the Company had net operating tax losses in the total amount of RMB 28,597,548 in the PRC, which can be carried forward to future years and utilized by respective Chinese subsidiaries of the Company according to the prevailing PRC CIT rules and regulations. The balance of net operating tax losses of the Company as of December 31, 2010 will expire between the years 2015 and 2016.

The Company intends to permanently reinvest all undistributed earnings of its foreign subsidiaries, as of December 31, 2010, to finance its future operations. The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.
(c)	Unrecognized Tax Benefits
The following table summarizes the activity related to the Group’s unrecognized tax benefits from January 1, 2009 to December 31, 2010:

RMB
Balance as of January 1, 2009	4,812,724
Increases related to current year tax positions	5,142,414

Balance as of December 31, 2009 and January 1, 2010	9,955,138
Increases related to current year tax positions	4,803,660

Balance as of December 31, 2010	14,758,798

Balance as of December 31, 2010 (US$)	2,236,182

As of December 31, 2009 and 2010, the Group recorded an unrecognized tax benefit of RMB9,955,138 and RMB14,758,798 (US$2,236,182), respectively, related to excess share-based compensation expense deductions. The unrecognized tax benefit resulting from the difference between the share-based compensation expense deduction and the cumulative amount of compensation cost would be recorded to additional paid-in capital, when recognized. It is possible that the amount of unrecognized tax benefits will change in the next twelve months, pending clarification of current tax law or audit by the tax authorities. However, an estimate of the range of the possible change cannot be made at this time.
For the years ended December 31, 2008, 2009 and 2010, no interest or penalties related to uncertain tax positions were recognized.
The Group’s subsidiaries and VIE subsidiary registered in the PRC are subject to PRC CIT on the taxable income as reported in their PRC statutory accounts adjusted in accordance with relevant PRC Income Tax Laws. The Group’s tax years 2004 through 2010 remain subject to examination by tax authorities.

GIANT INTERACTIVE GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
18.	EARNINGS PER SHARE
Computation of basic earnings per share and diluted earnings per share are as follows:

	December 31,
	2008	2009	2010
	(RMB)	(RMB)	(RMB)	(US$)
Numerator:
Net income attributable to ordinary shareholders	1,113,588,154	859,313,746	811,187,833	122,907,248

Numerator for basic earnings per share	1,113,588,154	859,313,746	811,187,833	122,907,248
Numerator for diluted earnings per share	1,113,588,154	859,313,746	811,187,833	122,907,248

Denominator:
Number of shares outstanding, opening	257,241,526	227,018,426	226,819,007	226,819,007
Weighted average number of shares issued	452,702	726,931	489,847	489,847
Weighted average number of shares repurchased	(18,235,595)	(1,467,130)	—	—

Weighted average number of shares outstanding — basic	239,458,633	226,278,227	227,308,854	227,308,854
Dilutive effect of share options	8,436,443	7,682,329	6,619,546	6,619,546

Weighted average number of shares outstanding — diluted	247,895,076	233,960,556	233,928,400	233,928,400

19.	SHARE OPTION AND RESTRICTED SHARE SCHEME
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

GIANT INTERACTIVE GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
19.	SHARE OPTION AND RESTRICTED SHARE SCHEME (Cont’d)

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

Types of awards available for grant under the 2007 Stock Incentive Scheme include, but not limited to, share options (including both incentive and non-qualified), stock appreciation rights (“SAR”), performance-based awards and restricted stock. Performance-based awards are only granted to officers and employees of the Group and the performance goals are determined by the Board of Directors. Such performance-based awards may be paid in cash or shares which will be determined upfront. The Board of Directors will determine the type, the number, the exercise price and the vesting terms of the awards. The maximum number of shares authorized for issuance under the 2007 Stock Incentive Scheme is 7,800,000. The share options and SARs, if and when issued, have a maximum term of ten years. The 2007 Stock Incentive Plan provides for two terms to grantees. These awards vest either over a five or a four year period, with 20% or 25%, respectively, of the options to vest on each of the first, second, third, fourth and fifth anniversaries of the award date as stipulated in the share option agreement. The Company did not grant any SAR or performance based awards as of December 31, 2010.

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

GIANT INTERACTIVE GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
19.	SHARE OPTION AND RESTRICTED SHARE SCHEME (Cont’d)

By a resolution of the Board of Directors on April 23, 2010, 797,000 restricted shares under 2007 Stock Incentive Scheme were granted to the Company’s certain officers and employees. One fifth of the total restricted shares will become vested upon each annual anniversary of the grant date during the following five years.

On September 17, 2010, the Board of Directors approved a resolution to reduce the exercise prices for certain outstanding service-based share options that were granted by the Company in 2007, 2008 and 2009 to the current fair market value of ordinary shares underlying such options. A total of 2,414,000 options belonging to 120 employees of the Company were repriced under 2007 Stock Incentive Scheme. The current fair market value was US$6.36, which was the closing price of our ADSs traded on the NYSE as of September 17, 2010 (“modification date”), which was the last trading day prior to the board approval. All eligible share option grantees affected by such changes had entered into amended share option agreements with the Company. The total incremental compensation cost for the modification is RMB8,273,839 (US$1,253,613). RMB5,300,346 (US$803,083) of the total incremental compensation cost was related to vested share options and therefore, was recognized as share-based compensation expenses on the date of modification. The remaining unrecognized incremental compensation cost related to unvested share options will be amortized from the modification date to the end of the remaining vesting period. There were no modifications to the Company’s share options for the years ended December 31, 2008 and 2009, respectively.

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

The fair values of stock options granted to employees were estimated using the following weighted average assumptions:

	Granted in 2008	Granted in 2009
Suboptimal exercise factor	1.5	1.5
Risk-free interest rates	3.50 — 3.99%	2.94%
Expected volatility	57.52 — 57.64	60.40
Expected dividend yield	0%	2.5%
Fair value of share option	RMB21.64 to RMB42.59	RMB17.35 to RMB22.37
Estimated forfeiture rate	0 — 2% per annum	2% per annum

GIANT INTERACTIVE GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
19.	SHARE OPTION AND RESTRICTED SHARE SCHEME (Cont’d)

Share options issued to employees

The following table summarizes the Company’s share option activity as of and for the year ended December 31, 2009 and 2010.

			Weighted
		Weighted	average
		average	remaining	Aggregate
	Number of	exercise	contractual	intrinsic value
	options	price(RMB)	life (Years)	(RMB)
Outstanding, December 31, 2009 and January 1, 2010	13,001,134	27.24	3.94	363,500,831
Granted	—	—	—	—
Exercised	(1,200,405)	14.55	—	—
Forfeited/Cancelled	(415,100)	52.08	—	—

Outstanding, December 31, 2010	11,385,629	18.56	2.95	325,578,902

Vested and expected to vest at December 31, 2010	11,208,656	18.57	2.95	320,406,678

Exercisable at December 31, 2010	7,114,529	14.01	2.33	235,801,687

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the fair value of the Company’s shares as at December 31, 2010, for those awards that have an exercise price currently below the fair value of the Company’s shares. The total intrinsic value of options exercised during the year ended December 31, 2010 was approximately RMB33,700,000 (US$5,100,000) (2009: RMB53,100,000).

The weighted average estimated fair value of options granted to employees of the Group during the fiscal year ended 2009 was RMB20.32. There were no share options granted during 2010. The total fair value of options vested during the year ended December 31, 2008, 2009 and 2010 was RMB21,421,966, RMB26,551,305 and RMB29,951,523 (US$4,538,110), respectively.

GIANT INTERACTIVE GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
19.	SHARE OPTION AND RESTRICTED SHARE SCHEME (Cont’d)

As of December 31, 2010, there was RMB38,590,957 (US$5,847,115) of unrecognized estimated share-based compensation cost related to share options issued to employees. That deferred cost is expected to be recognized over a weighted-average vesting period of 2.95 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation related to these awards may be different.

The following table sets forth the components of share-based compensation expense for share options issued to employees from the Company’s share option scheme both in absolute amount and as a percentage of net revenue for the year indicated.

	For the year ended December 31
	2008	2009	2010
	(RMB)	(RMB)	(RMB)	(US$)%
Net revenue	1,594,679,786	1,303,835,447	1,332,815,451	201,941,735	100%

Cost of services	3,456,635	1,245,984	1,793,099	271,682	0.13%
Research and product development expenses	10,874,546	9,573,183	14,659,487	2,221,134	1.10%
Sales and marketing expenses	2,071,956	1,139,408	429,791	65,120	0.03%
General and administrative expenses	29,728,437	18,616,815	16,406,839	2,485,885	1.23%

Total share-based compensation included in cost of services and total operating expenses	46,131,574	30,575,390	33,289,216	5,043,821	2.50%

The total share-based compensation cost capitalized as part of intangible assets — online game product costs for the year ended December 31, 2008, 2009 and 2010 are nil, RMB 1,463,330 and RMB 295,211 (US$44,729), respectively.

The following table summarized the Company’s restricted shares activity under 2007 Stock Incentive Scheme:

		Weighted average	Weighted average
	Number of	grant date fair value	grant date fair value
	restricted shares	(RMB)	(US$)
Outstanding, December 31, 2009 and January 1, 2010	—
Granted	797,000	34,972,832	5,298,913
Exercised	—	—	—
Forfeited/Cancelled	(20,000)	(877,612)	(132,971)
Outstanding, December 31, 2010	777,000	34,095,220	5,165,942

Vested and expected to vest as of December 31, 2010	731,589	32,102,558	4,864,024

GIANT INTERACTIVE GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
20.	EMPLOYEE BENEFITS

The full-time employees of the Company’s subsidiaries and the VIE subsidiary that are incorporated in the PRC are entitled to staff welfare benefits, including medical care, housing subsidies, unemployment insurance and pension benefits. These companies are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations, and to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The Group’s PRC subsidiaries and VIE subsidiary have no legal obligation for the benefits beyond the contributions made. The total amounts expensed in the consolidated statements of operations and comprehensive income for such employee benefits amounted to RMB14,469,679, RMB22,890,106 and RMB33,346,393, (US$5,052,484), for the years ended December 31, 2008, 2009 and 2010, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.
21.	RELATED PARTY TRANSACTIONS

The principal related parties with which the Group had transactions during the years presented are as follows:

Name of related party	Relationship with the Group
Lager Network Technology Co, Ltd.(“Lager Network”)	Company with the same key senior executive of the Company prior to June 2009

Shanghai 51 network development Co., Ltd. (“51 Network”)	A VIE of 51.com invested by Giant Interactive

Prexton Investment Ltd., (“Prexton Investment”)	Company with the same key senior executive of the Company

Shanghai Jiante Biotechnology Co., Ltd.(“Shanghai Jiante”)	Company controlled by Mr. Shi Yuzhu

Huayi Juren Information	Equity investee
Significant related party transactions were as follows:

	For the year ended December 31,
	2009	2010
	(RMB)	(RMB)	(US$)
License fee received and receivable from Lager Network	918,155	—	—
Payroll paid on behalf by Lager Network	(921,338)	—	—
Technical service fee paid to 51 network	(13,909)	(12,789)	(1,938)
Rental fee to Prexton Investment	(21,548)	(3,592)	(544)
Rental fee to Shanghai Jiante	—	(3,180,000)	(481,818)
Advances to Huayi Juren Information (Note 5)	—	25,000,000	3,787,879
Effective June 2009, Lager Network is no longer the Company’s related party as the Company’s senior executive has resigned from the directorship of Lager Network.

GIANT INTERACTIVE GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
21	RELATED PARTY TRANSACTIONS (Cont’d)

Due from related parties as of December 31, 2009 and 2010 are as follows:

	December 31,
	2009	2010
	(RMB)	(RMB)	(US$)
Receivable from:
-Prexton Investment — rental fee	3,592	—	—
-Huayi Juren Information (Note 5)	—	25,000,000	3,787,879

Total	3,592	25,000,000	3,787,879

All balances with the related parties as of December 31, 2009 and 2010 were unsecured, interest-free and have no fixed term of repayment.

22.	TREASURY STOCK

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

During 2008, the Company has repurchased 14,947,200 ADSs amounting to approximately RMB667,000,000 under the Share Repurchase Plan 2. During 2009, the Company repurchased another 1,570,785 ADSs under the Share Repurchase Plan 2 for a total consideration of approximately RMB63, 000,000 (US$9,200,000).

As of December 31, 2010, the Company has repurchased a total 34,002,085 ADSs, (2009: 34,002,085 ADSs) amounting to approximately RMB2,177,000,000 (US$330,000,000) (2009: RMB2,177,000,000).

23.	DIVIDEND

Pursuant to a Board of Directors’ resolution dated April 15, 2010, the Company declared a total dividends of RMB279,122,994 (US$42,291,363) paid out of 2009’s net distributable profits to the shareholders of the Company who were registered members of the Company as of April 26, 2010.

In 2008, 2009 and 2010, the Company has paid dividends of RMB593,498,287, RMB277,652,205 and RMB279,122,994 (US$42,291,363) respectively.

GIANT INTERACTIVE GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
24.	STATUTORY RESERVES

In accordance with the Regulations on Enterprises with Foreign Investment of China and the articles of association, Zhengtu Information, being a foreign invested enterprise established in the PRC, is required to provide for certain non-distributable reserves, namely general reserve fund, enterprise expansion fund and staff welfare and bonus fund, all of which are appropriated from after-tax profit as reported in its PRC statutory financial statements. Zhengtu Information is required to allocate at least 10% of their after-tax profits to the general reserve fund until such fund has reached 50% of its registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors of Zhengtu Information. Appropriation to the staff welfare and bonus fund, if any is charged to general and administrative expenses. There have not been any appropriations to the enterprise expansion fund and staff welfare and bonus fund made for the any of the periods stated herein.

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

As of 2009 and 2010, Giant Network and Zhengtu Information have appropriated RMB22,349,227 and RMB21,541,046 (US$3,155,781) to statutory surplus fund and general reserve fund, respectively.

GIANT INTERACTIVE GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
25.	COMMITMENTS AND CONTINGENCIES

Operating lease agreements

The Group has entered into operating lease arrangements mainly relating to its office premises and computer equipment. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases. The terms of the leases do not contain rent escalation or contingent rents. Future minimum lease payments for non-cancelable operating leases as of December 31, 2010 are as follows:

	Office premises	Computer equipment	Total
	(RMB)	(RMB)	(RMB)	(US$)
2011	15,265,062	10,408,797	25,673,859	3,889,979
2012	1,206,909	—	1,206,909	182,865
2013	343,886	—	343,886	52,104

Total	16,815,857	10,408,797	27,224,654	4,124,948

Total rental expenses were RMB67,759,667, RMB70,216,710 and RMB65,034,773 (US$9,853,754) for the years ended December 31, 2008, 2009 and 2010 respectively.

Commitments

Capital commitments

Capital commitments for purchases of property, equipment and software as of December 31, 2010 are approximately RMB3,902,164 (US$589,211). The payments for the commitments for these purchases are expected to be settled within the next twelve months.

Online game licensing fee commitments

The Company has commitments to pay licensing fees to third parties of RMB 18,212,425 (US$2,759,458) as of December 31, 2010.

GIANT INTERACTIVE GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
25.	COMMITMENTS AND CONTINGENCIES (Cont’d)

Contingencies

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

The actions were consolidated by stipulation on January 31, 2008, into Giant Interactive Group, Inc. Securities Litigation. On August 5, 2008, the United States District court, Southern District of New York (“Court”) appointed a Lead Plaintiff and its Counsel in the consolidated action. The Lead Plaintiff filed a Consolidated Amended Complaint on October 6, 2008. The Company, Merrill Lynch & Co. and UBS Investment Bank filed motions to dismiss the Consolidated Amended Complaints on November 21, 2008. This motion has been fully briefed and was deemed submitted to the Court for decision as of February 25, 2009. On August 5, 2009, the Court denied the Company’s motion to dismiss the Complaint, because the Court required more facts and evidence prior to making the ruling. Following document and deposition discovery, the parties participated in a mediation in March 2011. The Company is currently in negotiations to reach a settlement. As negotiations are still in its early stages, the Company’s management has been advised by its legal counsel that it is unable to assess or conclude on the likelihood of an unfavorable outcome or any possible loss to the Company. In the event that the Company reaches a settlement with the counterparty and obtains relevant approval from the Court, the settlement payment will be made solely by the Company’s insurers to the counterparty directly and the Company does not expect to record any loss related to this settlement.

GIANT INTERACTIVE GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
25.	COMMITMENTS AND CONTINGENCIES (Cont’d)

Income taxes

As of December 31, 2010, the Group has recognized RMB14,758,798 (US$2,236,182) (2009: 9,955,138) of unrecognized tax benefits, which have been classified as current liabilities. The final outcome of these tax uncertainties is dependent upon various matters including tax examinations, changes in regulatory tax laws, interpretation of those tax laws or expiration of status of limitation. However, based on the number of jurisdictions, the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties.

26.	FAIR VALUE MEASUREMENT

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

GIANT INTERACTIVE GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
26.	FAIR VALUE MEASUREMENT (Cont’d)

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

Assets measured at fair value on a recurring basis are summarized below:

	Fair Value Measurement at December 31, 2010 Using
	Quoted Prices in
	Active Markets for	Significant Other
	Identical Assets	Observable Inputs	Unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Fair Value at December 31, 2010
	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
Available-for-sale investments	—	—	423,302,661	423,302,661	64,136,767

Total	—	—	423,302,661	423,302,661	64,136,767

	Fair Value Measurement at December 31, 2009 Using
	Quoted Prices in
	Active Markets for	Significant Other
	Identical Assets	Observable Inputs	Unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Fair Value at December 31, 2009
	(RMB)	(RMB)	(RMB)	(RMB)
Available-for-sale investments	—	—	450,966,634	450,966,634

Total	—	—	450,966,634	450,966,634

The following table summarizes the valuation of the available-for-sale investments:

Amount
(RMB)
Fair value of available-for-sale investment as at January 1, 2009	450,006,853
Series A Preferred Shares in MET on September 13, 2009	34,157,500
Unrealized gain in fair value of Series A Preferred Shares in MET (see Note 13)	15,909,113
Unrealized loss in fair value of Series C Preferred Shares in 51.com (see Note 13)	(48,673,628)
Transfer in and/or out of Level 3	—
Effect of exchange rate change	(433,204)

Fair value of available-for-sale investment as at December 31, 2009	450,966,634

Unrealized loss in fair value of Series A Preferred Shares in MET (see Note 13)	(73,032)
Unrealized loss in fair value of Series C Preferred Shares in 51.com (see Note 13)	(14,467,019)
Transfer in and/or out of Level 3	—
Effect of exchange rate change	(13,123,922)

Fair value of available-for-sale investment as at December 31, 2010	423,302,661

Fair value of available-for-sale investment as at December 31, 2010 (US$)	64,136,767

26.	FAIR VALUE MEASUREMENT (Cont’d)

GIANT INTERACTIVE GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
The fair value of available-for-sale investment in Series C Preferred Share of 51.com as of December 31, 2009 and 2010 was estimated using an enterprise value allocation (“EVA”) model.

The EVA model requires inputs of highly subjective assumptions including the expected stock price volatility and the probability of occurrence under three different scenarios (which is based on management reasonable estimation), namely 1) an initial public offering occurs (“IPO”), 2) 51.com liquidates (“Liquidation”) and 3) 51.com’s preferred share are redeemed at maturity (“Redemption”). For the expected volatilities, the Company has made reference to historical volatilities of several comparable companies. The risk-free rate is based on the yield of U.S. Dollar China Sovereign Bond as of December 31, 2009 and 2010 with the term corresponding to the maturity of the preferred shares.

The fair value of the Series C Preferred Share of 51.com was estimated using the following assumptions:

	December 31,
	2009	2010
Risk-free interest rates	1.84%	1.27%
Expected volatility	62.02%	38.04%
Probabilities of different scenarios:
- IPO	50%	50%
- Liquidation	25%	25%
- Redemption	25%	25%
The fair value of the 100% equity interest of 51.com was determined based on an independent valuation using an income approach.

In September 2009, the Company made an investment in MET’s Series A Preferred Shares with both redemption and conversion features. This investment is recognized as an available-for-sale investment and its fair value was estimated using an enterprise value allocation (“EVA”) model as of December 31, 2010.

The EVA model requires inputs of highly subjective assumptions including the expected stock price volatility and the probability of occurrence under three different scenarios (which is based on management reasonable estimation), namely 1) an initial public offering occurs (“IPO”), 2) MET liquidates (“Liquidation”) and 3) MET’s preferred share are redeemed at maturity (“Redemption”). For the expected volatilities, the Company has made reference to historical volatilities of several comparable companies. The risk-free rate is based on the yield of U.S. Dollar China Sovereign Bond as of December 31, 2010 with the term corresponding to the maturity of the preferred shares.

GIANT INTERACTIVE GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2008, 2009 and 2010
26.	FAIR VALUE MEASUREMENT (Cont’d)

The fair value of the MET’s Series A Preferred Shares was estimated using the following assumptions:

	December 31,
	2009	2010
Risk-free interest rates	3.17%	1.87%
Expected volatility	60.72%	61.71%
Probabilities of different scenarios:
- IPO	50%	50%
- Liquidation	25%	25%
- Redemption	25%	25%
The fair value of the 100% equity interest of MET was determined based on an independent valuation using an income approach.

In accordance with ASC 820, the Company measures acquired intangible assets, goodwill and impairment of intangible assets at fair value. These assets are classified within Level 3 because they are valued using an income approach using discounted cash flows derived on management’s assumptions and estimates as further discussed in Notes 2.9, 2.10, 3 and 8.

Assets measured at fair value on a non-recurring basis are summarized as below:

			Total impairment
			loss recognized for
	Fair Value at	Fair Value at	the year ended
	December 31, 2009	December 31, 2010	December 31, 2010
	(RMB)	(RMB)	(RMB)
Acquired intangible assets-software	478,862	1,146,029	—
Goodwill	6,224,587	15,977,373	—
KOK 3 game software	—	—	46,557,669
The above impairment loss was included in “Impairment of intangible assets” in the consolidated statements of operations and comprehensive income.

27.	SUBSEQUENT EVENTS

Dividends

Pursuant to a Board of Director’s resolution dated February 21, 2011, the Company declared a dividend of approximately RMB270,314,000 (US$41,200,000) which is to be paid out of 2010’s net distributable profits to the shareholders as of record on March 18, 2011. The dividends were paid on March 30 and April 8, 2011, respectively.

Investment commitment

In April 2011, the Company entered into a commitment to invest RMB958,800,000 in a privately held insurance company.