Form 20-F
period 2011-12-31
Giant Interactive Group Inc.
filed 2012-04-23
CIK 1415016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549.

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                      .

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

Jazy Zhang Chief Financial Officer

11/F, No. 3 Building, 700 Yishan Road

Shanghai, 200233,

People’s Republic of China

Telephone: (86 21) 3397 9999

Facsimile: (86 21) 3397 9947

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 235,234,959 ordinary shares.

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer.

Large accelerated filer  ☒                 Accelerated filer  ☐                Non-accelerated filer  ☐

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

•

a “shard” is, with respect to an online game, one of multiple independent copies of the game world. In a “sharded” game, such as Zheng Tu Online, or ZT Online, or Giant Online, players may only interact with other players in one shard at one time;

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

This annual report on Form 20-F includes our audited consolidated balance sheets as of December 31, 2010 and 2011, and the related consolidated statements of operation and comprehensive income, cash flows and changes in shareholders’ equity of each of the years ended December 31, 2009, 2010 and 2011.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected consolidated financial data for the three years ended December 31, 2009, 2010, and 2011, and the selected consolidated balance sheet data as of December 31, 2010 and 2011, were derived from our consolidated financial statements, which have been audited by Ernst & Young Hua Ming, an independent registered public accounting firm. The report of Ernst & Young Hua Ming, as well as our audited consolidated financial statements as of December 31, 2010 and 2011, and for each of the three years ended December 31, 2011, are included elsewhere in this annual report. The selected consolidated balance sheet data as of December 31, 2007 and 2008, and selected consolidated statement of operations and comprehensive income data for the years ended December 31, 2007 and 2008, have been derived from our audited consolidated financial statements for the years ended December 31, 2007 and 2008, which are not included in this annual report.

Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods. You should read the selected consolidated financial data in conjunction with the consolidated financial statements and the related notes included under “Item 18. Financial Statements” and “Item 5. Operating and Financial Review and Prospects”

Consolidated Statement of Operations and Comprehensive Income Data:

	Year Ended December 31,
	2007	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands, except per share and per ADS data)
Net revenue:
Online games	1,521,396	1,589,676	1,293,018	1,289,481	1,701,343	270,316
Licensing revenues	6,140	4,391	10,687	42,667	54,538	8,665
Other revenue, net	—	612	130	668	36,336	5,773

Total net revenue	1,527,536	1,594,679	1,303,835	1,332,816	1,792,217	284,754
Cost of services	(174,086)	(217,899)	(204,070)	(199,122)	(257,246)	(40,872)

Gross profit	1,353,450	1,376,780	1,099,765	1,133,694	1,534,971	243,882
Operating (expenses) income:
Research and product development	(26,918)	(88,539)	(113,354)	(186,037)	(230,209)	(36,577)
Sales and marketing	(189,403)	(241,575)	(119,600)	(143,006)	(169,982)	(27,007)
General and administrative	(74,130)	(141,786)	(121,446)	(119,447)	(103,727)	(16,481)
Government financial incentives	16,779	63,084	88,460	57,386	47,746	7,586
Impairment of intangible assets	—	—	—	(46,558)	—	—

Total operating expenses	(273,672)	(408,816)	(265,940)	(437,662)	(456,172)	(72,479)

Income from operations	1,079,778	967,964	833,825	696,032	1,078,799	171,403
Interest income	53,878	184,964	102,200	136,098	141,587	22,496
Investment income (loss)	2,562	1,171	(5,971)	—	3,048	484
Unrealized loss on investment held-for-trading	—	(300)	—	—	—	—
Other (expense) income, net	126	(843)	14,025	65,466	43,558	6,921

Income before income tax expenses	1,136,344	1,152,956	944,079	897,596	1,266,992	201,304

Income tax expenses	—	(39,368)	(85,060)	(89,322)	(352,378)	(55,987)
Share of loss of an equity investee	—	—	—	(648)	(8,218)	(1,306)
Net income	1,136,344	1,113,588	859,019	807,626	906,396	144,011
Net loss (income) attributable to non controlling interests	—	—	295	3,563	(26,429)	(4,199)

Net income attributable to the Company’s shareholders	1,136,344	1,113,588	859,314	811,189	879,967	139,812

Other comprehensive loss, net of tax
Foreign currency translation	(51,927)	(192,424)	(12,769)	(73,194)	(84,728)	(13,462)
Reclassification adjustment	—	—	(1,814)	—	—	—
Unrealized holding gains (losses)	—	76,969	(30,951)	(14,540)	(15,998)	(2,542)

Total other comprehensive loss, net of tax	(51,927)	(115,455)	(45,534)	(87,734)	(100,726)	(16,004)

Comprehensive income	1,084,417	998,133	813,780	723,455	779,241	123,808

Net earnings per ordinary shares, basic	5.40	4.65	3.80	3.57	3.79	0.60
Net earnings per ordinary shares, diluted	5.25	4.49	3.67	3.47	3.79	0.60
Net earnings per ADS(1), basic	5.40	4.65	3.80	3.57	3.79	0.60
Net earnings per ADS, diluted	5.25	4.49	3.67	3.47	3.79	0.60
Shares used in computation, basic	210,574,196	239,458,633	226,278,227	227,308,854	232,004,879	232,004,879
Shares used in computation, diluted	216,255,503	247,895,076	233,960,556	233,928,400	232,004,879	232,004,879

(1)	Each ADS represents one ordinary share

Selected Consolidated Balance Sheet Data:

	Year Ended December 31
	2007	2008	2009	2010	2011
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Assets
Cash and cash equivalents(1)	7,295,470	1,696,273	1,097,155	2,776,936	950,321	150,991
Short-term investments(1)	—	3,371,828	3,802,050	3,253,362	919,775	146,138
Total current assets(1)	7,373,495	5,236,061	5,102,972	6,304,005	2,179,246	346,247

Property and equipment, net	127,631	213,905	178,670	143,286	349,668	55,557
Investment in equity investees(2)	—	—	—	35,126	351,400	55,832
Total non-current assets	214,228	766,363	1,349,690	804,138	1,371,985	217,987
Total assets	7,587,723	6,002,424	6,452,662	7,108,143	3,551,231	564,234
Deferred revenue	324,971	403,130	321,291	442,795	529,204	84,082
Total current liabilities	1,282,199	603,608	547,448	700,314	1,014,916	161,254

Total liabilities	1,282,199	629,294	547,869	700,500	1,029,798	163,618

Total Giant Interactive Group Inc.’s equity	6,305,524	5,373,130	5,897,185	6,392,860	2,495,648	396,519

Non controlling interest	—	—	7,608	14,783	25,785	4,097
Total liabilities and equity	7,587,723	6,002,424	6,452,662	7,108,143	3,551,231	564,234

(1)	In the third quarter of 2011, we declared and paid out a special dividend of US$3.00 per share to our ADS and ordinary share shareholders, out of which the payout was physically financed partially through the declaration and payout of dividends to the Company by one of its PRC subsidiaries. As such, the dividends were subject to a 10% withholding tax and therefore, we accrued a one-time withholding income tax amount of RMB259.4 million (US$41.2 million) associated with the repatriation of cash for the special dividend paid during the third quarter 2011.
(2)	In September 2011, we invested US$50.0 million in the Yunfeng e-Commerce Funds for the purpose of purchasing shares of the Alibaba Group, China’s leading e-commerce company.

Exchange Rate Information

Our business is conducted in China and substantially all of our net revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Conversions of Renminbi into U.S. dollars in this annual report are based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB 6.2939 to US$1.00, the noon buying rate in effect as of December 31, 2011. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 13, 2012, the noon buying rate was RMB6.3022 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2007	7.2946	7.5806	7.2946	7.8127
2008	6.8225	6.9477	6.7800	7.2946
2009	6.8259	6.8307	6.8176	6.8470
2010	6.6000	6.7696	6.6000	6.8330
2011	6.2939	6.4475	6.2939	6.6364
October 2011	6.3547	6.3710	6.3534	6.3825
November 2011	6.3765	6.3564	6.3400	6.3839
December 2011	6.2939	6.3482	6.2939	6.3733
2012
January 2012	6.3080	6.3119	6.2940	6.3330
February 2012	6.2935	6.2997	6.2935	6.3120
March 2012	6.2975	6.3125	6.2975	6.3315
April 2012 (through April 13, 2012)	6.3022	6.3048	6.2975	6.3123

(1)	Averages for a period are calculated by using the average of the exchange rates on the end of each month during the period. Monthly averages are calculated by using the average of the daily rates during the relevant period.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to Our Business and Industry

The ZT Online franchise of massively multiplayer online role playing games, or MMORPGs, have historically accounted for substantially all of our net revenues. Any decrease in the popularity of these games would materially and adversely affect our results of operations.

The ZT Online franchise, which consists of the ZT Online 1 Series and ZT Online 2, have historically accounted for a significant portion of our net revenues. In 2006 we commercially launched ZT Online, which together with ZT Online PTP, ZT Online Classic Edition, and ZT Online Green Edition, constitutes the ZT Online 1 Series. In 2011 we commercially launched ZT Online 2, which is part of the ZT Online franchise but differs from the ZT Online 1 Series games in a number of ways, including its story, gameplay, graphics, maps, quests, and characters. The most significant change in ZT Online 2 is its in-game economy. ZT Online 2’s next generation in-game economy, the transaction-based revenue model which allows players to purchase in-game items from other players that have earned such items by leveling up their in-game characters and accomplishing in-game objectives, is designed to target lower spending and non-spending users as compared to that of ZT Online 1 Series, in which revenue is generated from the players’ consumption of game points to purchase items sold by the in-game store. Although we currently operate eleven games, six of which are not part of the ZT Online franchise, we expect that we will continue to derive substantially all of our net revenues from the ZT Online franchise in the near term. Our business prospects, financial condition and results of operations would therefore be materially and adversely affected by any factor that contributes to a decline in revenue from the ZT Online franchise, including:

•	any reduction in purchases of virtual items by players of the ZT Online franchise games;

•	any decrease in the popularity of the ZT Online 1 Series or ZT Online 2 due to competition or otherwise;

•	failure to improve, update or enhance the ZT Online franchise games in a timely or effective manner; or

•	any lasting or prolonged server interruption due to network failures or other factors.

For example, in the third quarter of 2009 our quarterly net online game revenues decreased by approximately 20% from the prior quarter, falling by RMB73.7 million to RMB287.5 million. The sequential decrease was mainly attributable to the Company’s decision to cancel certain in-game monetization features, such as “Treasure Box” in ZT Online.

As with other online games, the ZT Online franchise games have finite commercial lifespans. Although our ongoing release of new version of the ZT Online franchise games helps to extend the commercial life of the games, to ensure the continued popularity of the ZT Online 1 Series and ZT Online 2, we will need to expend considerable resources to improve and update the games on a timely basis with new content and features that appeal to our players. Any decline in the popularity of the ZT Online franchise games, whether as a result of the failure to provide timely and popular updates or otherwise, would materially and adversely affect our business prospects, financial condition and results of operation.

If we are unable to successfully develop and license new popular online games, our business, financial condition and results of operations may be materially and adversely affected.

In order to maintain our long-term profitability and financial and operational success, we must continually develop or license new online games that are attractive to our players. While many new online game products are regularly introduced to the market, only a small number of “hit” titles account for a significant portion of total revenue in our industry. As the online game market is limited in size, successful hit product launches by our competitors may take a larger share of the market, which could cause revenues generated by our products to fall below expectations.

The success of our internally developed games will largely depend on our ability to anticipate and effectively respond to changing tastes and preferences of our players and to continually make technical advances to our platform. Developing games internally requires substantial initial investment prior to commercial launch of the games as well as a significant commitment of future resources. In addition, identifying new third party developed online games with strong market potential, and obtaining license to those online games on commercially reasonable terms, requires a significant degree of effort. If we are not able to successfully develop or license new hit online games that attract large numbers of players and result in substantial online game revenues, our business, financial condition and results of operations may be materially and adversely affected.

We are substantially dependent upon the MMORPG segment of China’s online game industry. Any decline in the size of the MMORPG market segment, due to competition from other video game products, other entertainment products or otherwise, would materially and adversely affect our results of operations.

The MMORPG segment of China’s online game industry, from which we derive substantially all of our revenues, is both rapidly evolving and subject to competition from other forms of video games and other entertainment products. The future prospects for the MMORPG market segment in China will depend on a number of factors beyond our control, including:

•	the growth of personal computer, internet and broadband users and their penetration in China;

•	whether the MMORPG segment of China’s online game industry continues to grow and the rate of any such growth;

•

the availability and popularity of other forms of video game products, such as social networking games offered on Tencent’s Qzone platform, mobile games offered on Apple’s iOS platform, and console games playable on game consoles made by Sony, Nintendo and Microsoft;

•	the availability and popularity of other forms of online and offline entertainment, such as movies, television programs and other video content;

•	changes in consumer demographics and consumer tastes and preferences; and

•	general economic conditions, particularly economic conditions adversely affecting discretionary consumer spending.

Although MMORPGs are currently popular in China, there is no assurance that they will continue to be popular in China or elsewhere. A decline in the popularity of online games in general, or the MMORPG market segment in particular, will materially and adversely affect our business prospects, financial condition and results of operations.

The reorganization of our game development studios could materially and adversely affect our results of operations as a portion of the profits from games developed or operated by these studios will be shared with the non controlling shareholder of these studios.

In 2008, we introduced Win@Giant, an incubation program designed to, among other things, identify, recruit and incentivize talented individuals in the areas of game design and development. In 2009 and 2010, in connection with our Win@Giant initiative, we began to reorganize our game development studios by establishing various subsidiaries that are 51% owned by us and 49% owned by the relevant development team members, by which we believe will provide greater incentive to the game development teams to make their games commercially successful. Upon completion of the studio reorganization, all of the Company’s self-developed games except for the four games in the ZT Online 1 Series will be supported by studios that include key members of our development team as non controlling shareholders.

As a result of our game development studio reorganization, a portion of the net income generated by games developed or supported by these game development studios will be attributable to the non controlling shareholders of the studios. The Company consolidates its financial results with those of the reorganized studios, and then presents the net income or loss attributable to the non controlling shareholders as a separate non controlling interest line item under the heading “net income or loss attributable to non controlling interests”. The Company’s consolidated income attributable to its shareholders is arrived at after deducting this non controlling interest. In 2011, total non controlling interest related to our reorganized studios was RMB26.4 million (US$4.2 million). If our games developed and/or supported by these studios become more popular and profitable in the future, this non controlling interest amount will increase, which may result in a lower net income attributable to Company’s shareholders and may materially and adversely affect our results of operations.

There are risks that the revenue model we adopt for ZT Online 2 may not be suitable.

In connection with the introduction of ZT Online 2, we adopted a new transaction-based revenue model, which differs in material ways from the item-based revenue model that we use in connection with most of our online games. Unlike the item-based revenue model, we generally do not sell in-game virtual items directly to players in the transaction-based revenue model. Instead, the players must either earn in-game items by leveling up their in-game characters and accomplishing in-game objectives, or purchase in-game items from other players that have earned such items. We generate revenue by selling the virtual currency to players to purchase in-game items from other players. In addition, we also charge a transaction fee on each sale and purchase of an in-game item between two players.

Although ZT Online 2, which uses this new transaction-based revenue model, has experienced significant revenue growth from the start of the official implementation of the game, we cannot assure you that this new revenue model will ultimately be accepted by players and generate sustainable revenue for us. If the transaction-based revenue model is not suitable for ZT Online 2, we may need to switch to a different revenue model for the game. A change in revenue model could result in various adverse consequences, including disruptions of the game operations, criticism from game players who have invested time and money in the game and would be adversely affected by such a change, decreases in the number of our game players or decreases in the revenues we generate from the game.

We face significant competition, which could reduce our market share and adversely affect our business, financial condition and results of operations.

The online game industry in China is highly competitive. In recent years, numerous competitors have entered the online game industry in China. We expect more companies to enter the online game industry in China and a wider range of online games to be introduced to the China market. Our principal competitors include China-based online game companies such as Tencent Holdings, Ltd., Changyou.com Limited, Perfect World Co., Ltd., Shanda Games Limited and NetEase.com. In addition, we expect international game developers to continue to license more of their games for operation in China.

Many of our competitors have longer operating histories, greater brand name recognition, larger international player bases and significantly greater game development, technical, financial and marketing resources than we have. Furthermore, any of our competitors may be acquired by, receive investments from or enter into other cooperative relationships with larger, more well-financed companies and therefore obtain greater financial, marketing and development and licensing resources than we have. This may allow them to devote greater resources than we can to the development and promotion of new online games and technologies similar to or better than our own. These competitors may engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers of employment to our existing and potential employees than we can. In addition, our international competitors may establish cooperative relationships with our local competitors, which may significantly enhance their competitiveness in the online game industry in China. New and increased competition may result in larger discounts demanded by our distributors, or price reductions in our virtual items and services, any of which could adversely affect our net revenues. In addition, the increased competition in the online game industry in China could make it difficult for us to retain and expand our existing player base, which could reduce the number of dedicated players and players with high disposable incomes that play our games and from whom we derive most of our net revenues. If we are unable to compete effectively in the online game market in China, our business, financial condition and results of operations would be materially and adversely affected.

Our operating results fluctuate from period to period, making them difficult to predict.

We have experienced significant fluctuations in our operating results from period to period due to a variety of factors, many of which are beyond our control. Significant fluctuations in our operating results could be caused by any of the following factors, among others:

•	our ability to retain existing users of our games and attract new users;

•	the introduction of new games or expansion packs by us or our competitors;

•	changes in our game features and the corresponding impact on player behavior and purchasing patterns;

•	the adoption of new, or changes in existing government regulations;

•	the quality, variety, popularity and mix of virtual items and services available for purchase in our free-to-play games and related in-game promotional efforts;

•	game development costs for our self-developed games, and license costs and royalty payments for licensed games;

•	the amount of overseas licensing net revenues generated through our licensing arrangements with operators of our games;

•	the mix of sales through our distributors (who purchase prepaid game cards at a discount to their face value) and direct sales of game points to players through our website;

•	the success of our advertising and promotional efforts;

•	seasonality effect during holidays in the first quarter and fourth quarter, when fewer of our targeted players play our games; and

•	economic conditions in general and specifically with respect to the online game industry in China.

For example, our net revenues declined 18% in 2009, which we believe was primarily due new regulations promulgated by the PRC government in connection with certain game features, and corresponding changes to our in-game monetization features.

As a result, our operating results may vary from period to period, would be difficult to predict for any given period, may be adversely affected from period to period and may not be indicative of our future performance. In the event that our operating results do not meet our expectations or those of the public market analysts and investors, the price of our ADSs may decline.

We may not be able to successfully implement our growth strategies, which would materially and adversely affect our revenue, profitability and competitiveness.

We are pursuing a number of growth strategies, including expanding our ZT Online franchise, reorganizing our game development studios to incentivize our key developers, acquiring additional licenses to operate third party developed games in China and pursuing additional licensing opportunities for operating our games overseas, and expanding into non-MMORPG market segments by developing web games, and games for operating on mobile and tablet platforms.

For example, we have reorganized our game development studios by establishing various subsidiaries that are generally 51% owned by us and 49% owned by the relevant key development team members based on our Win@Giant incubation initiative, with an aim to facilitate our development of new online games. Each reorganized studio only focuses upon producing and supporting their own internally developed games, which we believe will provide the game developers greater incentive to make their games commercially successful. Pursuant to such reorganization arrangement, Giant Online, one of our existing MMORPGs, is supported by Shanghai Juhuo Network Technology Co., Ltd., or Juhuo Network, and ZT Online 2 is supported by Shanghai Jujia Network Technology Co., Ltd., or Jujia Network. For additional information regarding the reorganization of our game development studios, see “Item 4. Business Overview – Game Development and Sourcing – Game Development.”

In addition, we have established an internal development team focusing on producing web games, which are online games that do not require installation of client side server software, thereby reducing the time required for players to begin playing the games. We are also exploring development of games to be operated on mobile and tablet devices.

Our experience with our various new growth strategies is limited. Accordingly, we cannot assure you whether all or any of these strategies will be successful. If we are unable to implement our growth strategies, our revenue and profitability may not grow as we expect, and our competitiveness may be materially and adversely affected.

We may not sustain our historical growth rate or profitability

We have experienced significant revenue growth in a relatively short period of time. After commercially launching our first game in January 2006, net revenues increased from RMB408.5 million in 2006 to RMB1,527.5 million in 2007 and to RMB1,594.7 million in 2008, representing a 273.9% increase in 2007 and an 4.4% increase in 2008. However, our net revenues decreased by 18.2% to RMB1,303.8 million in 2009 and maintained relatively stable in 2010 and 2011. Although we believe the decrease of our net revenues in 2009 was largely due to new regulations on certain game features promulgated by the PRC government and a change of our in-game monetization features, we may not sustain our historical levels of revenue growth in future periods due to a number of different factors, including, among others, economic factors out of our control, competitiveness in the online game industry, in which market share can be quickly acquired or lost, the greater difficulty of growing at sustained rates from a larger net revenue base, the need to increase our research and product development expenses in order to develop new and successful games, the potential need to expend greater amounts in order to license or acquire new games, and our inability to prevent our other costs and operating expenses from increasing. Accordingly, you should not rely on the results of any prior period as an indication of our future operating performance.

Our business may be materially harmed if our games are not featured in a sufficient number of internet cafés in China.

A substantial number of players access our game through internet cafés. Due to limited storage space on their computer hard drives for client side game software, internet cafés generally only feature a select number of games on their computers. We thus compete with a growing number of other online game operators to ensure that our games are featured on these computers. This competition may intensify in China due to a nationwide suspension of approval for the establishment of new internet cafés since 2007. After the suspension of approving new internet cafés in 2007, the total number of internet cafés in the PRC was limited and controlled by relevant authorities. Governmental authorities may from time to time impose even stricter requirements, such as customer age limit and hours of operation for internet cafés, in response to certain media report on gang fights, arson and other incidents that may relate to internet cafés. We have taken steps to ensure that our games are featured in a sufficient number of internet cafés, such as maintaining good relationships with internet café administrators, requiring our distributors to maintain a sales presence in a wide range of internet cafés and through general sales and marketing efforts. If we fail to maintain good relationships with internet café administrators, or if we and/or our distributors fail to successfully persuade internet cafés to feature our online games on their computers, our business, financial condition and operating results may be materially and adversely affected.

The limited use of personal computers in China and the relatively high cost of internet access with respect to per capita gross domestic product may limit the development of the internet in China and impede our growth.

Although the use of personal computers in China has increased in recent years, the penetration rate for personal computers in China is much lower than in the United States. In addition, despite a decrease in the cost of internet access in China due to a decrease in the cost of personal computers and the introduction and expansion of broadband access, the cost of personal internet access remains relatively high in comparison to the average per capita income in China. The PRC government has also promulgated a number of regulations to curb the growth of internet cafés. The limited use of personal computers in China, the relatively high cost of personal internet access and increased restrictions on internet cafés may limit the growth of our business. Furthermore, any internet access or telecommunications fee increase could reduce the number of players that play our online games and materially and adversely affect our business, financial condition and results of operations.

We rely on our nationwide distribution network for a significant portion of our net revenues. Failure to maintain good relationships with our distributors, or failure of our distributors to comply with the terms of our distribution agreements, could materially disrupt our business and harm our net revenues.

Online payment systems in China are still in a relatively early stage of development and are not as widely used by customers in China as in the United States. As a result, although we make our game points available for online purchase through our official game website, our business is dependent on the performance of our regional distributors, who are composed of independent third parties. In 2011, 75.2% of our sales proceeds were generated through sales of prepaid game cards to our distributors. Our largest distributor accounted for 4.5% of our sales proceeds in 2011. Maintaining relationships with existing distributors may be difficult and time-consuming. Although we typically enter into annual contracts with our distributors, our distribution agreements are not exclusive and do not prohibit our distributors from selling our competitors’ game cards. Failure to maintain good relationships with our distributors could restrict our sales channels or encourage our distributors to seek to distribute our competitors’ products, each of which could materially and adversely disrupt our business and harm our net revenues.

In addition, our distributors and internet cafés and other outlets in which they sell our prepaid game cards may violate our distribution agreements. Examples of violations include:

•	failure to meet minimum sales targets or penetration targets, or failure to maintain minimum price levels for our prepaid game cards;

•

failure to properly promote our online games in local internet cafés and other important outlets, or failure to cooperate with our sales and marketing team’s efforts in their designated territories; and

•	selling our prepaid game cards outside their designated territories, possibly in violation of the exclusive distribution rights that we have granted to other distributors.

Some of our distributors have committed these types of violations in the past, which resulted in our terminating of their existing distribution agreements. If we decide to fine, suspend or terminate our distributors for acting in violation of our distribution agreements, or if the distributors fail to address material violations committed by any of their retail outlets, our ability to effectively sell our prepaid game cards in any given territory could be negatively impacted. We may also be liable in China for legal or regulatory violations by any of our distributors.

We could be liable for breaches of security of our website and third-party online payment system, which may have a material adverse effect on our reputation and business.

In 2011, 24.8% of our sales proceeds were generated by players purchasing our game points directly through our official game website, and the remaining 75.2% from purchasing physical or virtual game cards through our distributors. The direct game point purchasing through our official game website is processed by a variety of third-party online payment service providers, including Alipay.com Co., Ltd, Shanghai China UnionPay E-Payment Service Co., Ltd, 99Bill Corporation, China Payment and Remittance Service Co., Ltd. and several major commercial banks. In such transactions, secure transmission of our players’ confidential billing information over public networks, including our official game website, is essential for maintaining consumer confidence. We currently provide password protection for all of our player accounts. In addition to the general password protection, we also sell a dynamic password generator, which can be used for multiple accounts under a player’s name, to better ensure the security of our players’ accounts. While we have not experienced any breach of our security measures to date, current security measures may be inadequate. We must therefore be prepared to increase our security measures and efforts so that our customers have confidence in the reliability of the online payment systems we use.

In addition, we do not have control over the security measures of our third-party online payment service providers, and those security measures may not be adequate at present or may not be adequate with the expected increased usage of online payment systems. We could be exposed to litigation and possible liability if we fail to secure confidential customer information, which could harm our reputation, ability to attract customers and ability to encourage players to purchase our game points.

Unexpected network interruptions, security breaches or computer virus attacks could have a material adverse effect on our business, financial condition and results of operations.

Any failure to maintain satisfactory performance, reliability, security and availability of our network infrastructure, including issues arising from the internet infrastructure in China, security breaches caused by hacking and transmission of computer viruses, and natural disasters such as floods and earthquakes, may cause significant harm to our reputation and our ability to retain existing and attract new game players. In addition, all of the game servers operating our games, and all of the servers handling log-in, billing and data back-up matters for us are hosted and maintained by third-party service providers. Major risks involved in such network infrastructure include any break-downs or system failures resulting in a sustained shutdown of all or a material portion of our servers, including failures which may be attributable to sustained power shutdowns, or efforts to gain unauthorized access to our systems causing loss or corruption of data or malfunctions of software or hardware.

In the past, our server network has experienced unexpected outages for several hours and occasional slower performance in a number of locations in China as a result of failures by third-party service providers. Any network interruption or inadequacy that causes interruptions in the availability of our games or deterioration in the quality of access to our games could reduce our game players’ satisfaction and ultimately harm our business, financial condition and results of operations. In addition, any security breach caused by hackings, which involve efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, and the inadvertent transmission of computer viruses could have a material adverse effect on our business, financial condition and results of operations. We do not maintain insurance policies covering losses relating to our systems and we do not have business interruption insurance.

Changes in our estimates of the virtual items sold within our games may have a negative impact on our net revenue and results of operations.

We generally recognize revenues from virtual items sold to players of our free-to-play online games over the estimated lifespan of the relevant virtual items as determined by historical player usage patterns and playing behavior. We continuously monitor the useful life of each type of virtual item we sell and make adjustments as appropriate. Any such adjustment may cause our revenues to be recognized over a significantly different time period, which may have a negative impact on our net revenue and results of operations.

Undetected programming errors or defects in our games and the proliferation of cheating programs could materially and adversely affect our business, financial condition and results of operations.

Our online games may contain undetected programming errors or other defects. In addition, parties unrelated to us have in the past, and may again in the future, develop internet cheating programs that enable our users to acquire superior features for their game characters for which they would otherwise be required to pay or otherwise earn through game play. In addition, certain cheating programs could cause the loss of a character’s superior features acquired by a player. The occurrence of undetected errors or defects in our games, and our failure to discover and disable cheating programs affecting the fairness of our game environment, could damage our reputation and result in a decline in our active paying users. This could materially and adversely affect our business, financial condition and results of operations.

We depend on our key personnel, and our business and growth prospects may be severely disrupted if we lose their services or are unable to attract new key employees.

Our future success is heavily dependent upon the continued service of our key executive officers and other key employees. In particular, we rely on the expertise, experience and leadership of Yuzhu Shi, our founder, chairman and chief executive officer, and Ms. Wei Liu, our president, in connection with our business operations and game development. We also rely on their personal relationships with our employees, the relevant regulatory authorities, and our distributors. In addition, we are dependent on a number of key technology officers and staff for the development and operation of our online games. Furthermore, we need to continue to attract and retain skilled and experienced online game development personnel to maintain our competitiveness.

If one or more of our key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all and may incur additional expenses to recruit and train new personnel. These difficulties may disrupt our business, and our financial condition and results of operations could be materially and adversely affected. We do not maintain key-person life insurance for any of our key personnel. In addition, if any of our executive officers or key employees joins a competitor or forms a competing company, we may lose know-how, trade secrets, suppliers and key professionals and staff. All of our employees, including each of our executive officers and key employees, have entered into an employment agreement with us, which contains customary non-compete provisions. Although non-compete provisions are generally enforceable under PRC laws, PRC legal practice regarding the enforceability of such provisions may not be as well-developed, and therefore we cannot assure you that a PRC court would enforce such provisions. Furthermore, since the demand and competition for talent is intense in our industry, particularly for online game development personnel and related technical personnel, we may need to offer higher compensation and other benefits in order to attract and retain key personnel in the future, which could increase our compensation expenses. In the fourth quarter of 2008, we introduced Win@Giant, an incubation program designed to attract and retain talented employees, developers and business partners. Under Win@Giant, we have reorganized our game development studios by establishing various subsidiaries that are generally 51% owned by us and 49% owned by the relevant key development team members, with an aim to facilitate our development of new online games. Each reorganized studio only focuses on producing and supporting internally developed games, which we believe will give them greater incentive to make their games commercially successful.

While this program is intended to supplement and not to replace our normal hiring efforts, we cannot assure you that this program will be successful or that we will be able to attract or retain qualified game developers or other key personnel that we will need to achieve our business objectives.

Future acquisitions may have an adverse effect on our ability to manage our business.

We may expand our business through selective acquisitions in the future. We do not, however, have significant experience in completing acquisitions or integrating new companies into our existing operations. In the event that we pursue acquisition opportunities in the future, we will face a number of risks that could materially and adversely affect our business and results of operations, including overpaying for the acquisitions, an inability to realize the synergies contemplated at the time of executing the transactions, difficulties in integrating the acquired companies, the diversion of management resources from other strategic and operational issues, the inability to retain the key employees of the acquired companies, and unknown and unforeseen assumed liabilities. For example, in 2010 we acquired the entire equity interest in Beijing Julun Network Technology Co., Ltd., or Julun Network, an online game developer, and a controlling equity interest in Hangzhou Snow Wolf Software Co. Ltd., or Snow Wolf Software, a Hangzhou based game development studio. In 2011, we acquired the remaining 49% equity interest of Shanghai Juyan Network Technology Co., Ltd., or Juyan Network, at a consideration of RMB3.5 million (US$0.56 million) which result in Juyan Network becoming a wholly-owned subsidiary of Shanghai Zhengduo Information Technology Co., Ltd., or Zhengduo Information. Subsequent to the acquisition related to Julun Network, Julun Network recorded losses in 2010 and 2011. If we fail to properly address these risks associated with any future acquisitions, our business, results of operations and financial condition may be materially and adversely affected.

Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business.

We regard our copyrights, trademarks, trade secrets and other intellectual property as critical to our success. Unauthorized use of the intellectual property that we have may adversely affect our business and reputation.

We have historically relied on a combination of trademark and copyright law, trade secret protection, internal security measures and restrictions on disclosure to protect our intellectual property rights. Although we presently enter into confidentiality and invention assignment agreements with most of our employees, we cannot assure you that these confidentiality agreements will not be breached, that we will have adequate remedies for any breach, or that our proprietary technology will not otherwise become known to, or be independently developed by, third parties.

As of December 31, 2011, we own a total of 479 registered trademarks in China and overseas and are in the process of applying for the registration of 213 trademarks in China and 40 trademarks overseas. We cannot assure you that any of these trademark applications will ultimately be successful or will provide adequate protection for our business. Some of our pending applications or registrations may also be successfully challenged or invalidated by others. If our trademark applications or registrations are not successful, we may have to use different marks or otherwise enter into arrangements with third parties.

In addition, China’s online game market often faces challenges from pirate servers, which are game servers operating unauthorized copies of online games that enable players to play those games without purchasing prepaid game cards or game points from the authorized operators. We mitigate the risk of pirate servers by maintaining stringent security controls over our server side software at our offices and insisting upon high security standards at the various internet data centers where our servers are housed. In addition, once pirate servers are identified, we will promptly work with local government authorities to shut the servers down. If pirate game servers continue to operate any of our games, our business, financial condition and results of operations may be materially and adversely affected.

Implementation of intellectual property laws in China has historically been lacking, primarily because of difficulties in enforcement. Accordingly, intellectual property right protection in China may not be as effective as in the United States or other developed countries. Policing unauthorized use of our proprietary technology, trademarks and other intellectual property is difficult and expensive, and litigation may be necessary in the future to enforce our intellectual property rights. Future litigation could result in substantial costs and diversion of our resources, and could disrupt our business, as well as have a material adverse effect on our financial condition and results of operations.

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

Insurance companies in China offer limited business insurance products and do not, to our knowledge, offer business liability insurance. While business interruption insurance is available to a limited extent in China, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to subscribe for such insurance. As a result, we do not have any business liability, disruption or litigation insurance coverage for our operations in China. Except for legally required automobile liability insurance and property insurance for our offices on Yishan Road, Guilin Road and Songjiang district in Shanghai, we also do not carry any other property or casualty insurance. Any business disruption or litigation, or any liability or damage to, or caused by, our facilities or our personnel may result in our incurring substantial costs and the diversion of resources.

We may be unable to maintain an effective system of internal control over financial reporting, and as a result we may be unable to accurately report our financial results or prevent fraud.

We are subject to provisions of the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual reports on Form 20-F. In addition, our independent registered public accounting firm must attest to and report on the operating effectiveness of our internal control over financial reporting. While our management concluded that our internal control over financial reporting is effective as of December 31, 2011, and our independent registered public accounting firm concurred our management’s conclusion, our management may conclude in the future that our internal controls are not effective. Our independent public accounting firm’s failure to conclude that our internal control over financial reporting is effective could result in a loss of investor confidence in the reliability of our reporting processes, which could materially and adversely affect the trading price of our ADSs.

We face certain risks associated with our investment activities.

We explore selected investment opportunities that may have strategic value to us or that are purely financial in nature, including investment contracts that provide us with a more favorable rate of return than ordinary bank deposits.

For example, in April 2011, we committed to investing RMB958.8 million (US$152.3 million) in a privately held insurance company, which was subsequently unwound and transferred to a company owned by Yuzhu Shi, our chairman and chief executive officer, due to investor sentiment, regulatory and other considerations. In April 2011, we also committed to investing RMB30.0 million (US$4.77 million) in Beijing Innovation Work Investment Center (LP), an investment fund led by Mr. Kai-Fu Lee that focuses upon early-state internet and technology companies operating in China. In addition, in September 2011, we invested US$50.0 million in the Yunfeng e-Commerce Funds for the purpose of purchasing shares of the Alibaba Group, China’s leading e-commerce company.

We are an online game company, and our experience with investment activities is limited. As such, we may not be able to achieve an adequate rate of return and may suffer losses on our investments. If we experience significant losses in connection with our investment activities, our financial condition and results of operations may be materially and adversely affected.

In addition, as of December 31, 2010 and 2011, we had held-to-maturity investment contracts, which we classify as short-term investments and long-term held-to-maturity investment on our balance sheet based on their respective redemption periods, in the amount of RMB1,850.0 million and RMB700.0 million (US$111.2 million), respectively. Although our held-to-maturity investment contracts are secured or wholly guaranteed by reputable financial institutions, a credit-worthy company, or properties of the investment project, any deterioration in the financial condition of the secured collateral or these financial institutions could cause significant loss to us and have a material effect on our financial condition and results of operations.

We face risks associated with the licensing of our games overseas, and if we are unable to effectively manage these risks, they could impair our ability to expand our business internationally.

We have licensed seven of our self-developed games for operation in various countries, regions and territories of Asia, Europe and North America by a variety of different operating partners. In 2011, our revenues from licensing our games to third party operators was approximate RMB54.5 million (US$8.7 million), accounting for approximately 3.0% of our total net revenues. Licensing our games for operation in overseas markets exposes us to a number of risks, including difficulties in:

•	identifying and maintaining good relations with game operators who are knowledgeable, and can effectively distribute and operate our games, in overseas markets;

•	negotiating licensing agreements with game operators on terms that are commercially acceptable to us and enforcing the provisions of those agreements;

•	developing games, updates and expansion packs catering to overseas markets and renewing our license agreements with game operators upon expiration;

•	maintaining the reputation of our company and our games, given that our games are operated by game operators in the international markets with different standards;

•	protecting our intellectual property rights overseas and managing the related costs;

•	receiving and auditing the royalties we are entitled to receive;

•

complying with the different commercial and legal requirements of the international markets in which our games are offered, such as game import regulatory procedures, taxes and other restrictions and expenses; and

•	managing our foreign currency risks.

If we are unable to manage these risks effectively, our ability to license our games overseas may be impaired, which may materially and adversely affect our business, financial conditions and results of operations would be materially and adversely affected.

Risks Related to the Regulation of Our Business

PRC regulations relating to our industry are evolving. Any adverse or unanticipated regulatory changes could significantly harm our business or limit our ability to operate.

Substantial uncertainties and restrictions exist with respect to the application and implementation of PRC laws and regulations in the online game industry. If the PRC government finds that our past or current structure for our business operations does not comply with PRC laws and regulations, we may lose control of Giant Network, resulting in its deconsolidation, and could be subject to severe penalties, including shutting down of our operations.

Various regulations in China currently restrict or prevent foreign and foreign-invested entities from engaging in operating online games in China. Since we are a Cayman Islands exempted company and therefore are a foreign or foreign-invested enterprise under PRC law, neither we nor our PRC subsidiary are eligible to hold a license to operate online games in China. To comply with PRC laws and regulations, we operate our online games in China through a series of contractual arrangements entered into between our wholly owned PRC subsidiary, Shanghai Zhengtu Information Technology Co., Ltd, or Zhengtu Information, and Shanghai Giant Network Technology Co., Ltd, or Giant Network, which is beneficially owned by certain of our officers and directors and other individuals, all of whom are PRC citizens. Giant Network holds a value-added telecommunications business operating license, or ICP license, issued by the Shanghai Communications Administration, a local office of the Ministry of Industry and Information Technology of the PRC, or the MIIT, which allows Giant Network to provide internet content distribution services in Shanghai. This license is essential to the operation of our business.

Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between our Cayman Islands Company and Giant Network through the irrevocable proxy agreement, whereby equity holders of Giant Network effectively assigned all of their voting rights underlying their equity interest to our Cayman Islands Company. We have entered into contractual arrangements with Giant Network pursuant to which Zhengtu Information, our wholly owned subsidiary, provides technical support and an exclusive software license to Giant Network. As a result of these contractual arrangements, under U.S. GAAP, we are also considered the primary beneficiary of Giant Network and, accordingly, we consolidate its historical results in our financial statements. For detailed descriptions of these contractual arrangements, see “Item 4. Information on the Company — Organizational Structure” and “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions.”

The relevant PRC regulatory authorities have broad discretion in determining whether a particular contractual structure is in violation of the law. For example, on July 26, 2006, the MIIT publicly released the Notice on Strengthening the Administration of Foreign Investment in Operating Value-added Telecommunications Business, dated July 13, 2006, or the MIIT Notice, which reiterates certain provisions under China’s Administrative Rules on Telecommunications Enterprises prohibiting a domestic company that holds an ICP license from renting, transferring or selling a telecommunications license to foreign investors in any form, or providing any resources, sites or facilities to foreign investors that intend to conduct value-added telecommunication business illegally in China. There is currently no official interpretation or implementation practice under the MIIT Notice. Due to a lack of interpretative materials from the authorities, it is uncertain whether the MIIT would consider our corporate structure and the contractual arrangements as a kind of foreign investment in telecommunication services. Therefore, it is unclear what impact the MIIT Notice might have on us or the other Chinese internet companies that have adopted the same or similar corporate structures and contractual arrangements as ours.

In addition, on September 28, 2009, GAPP, together with the National Copyright Administration, and the National Office of Combating Pornography and Illegal Publications jointly issued a Notice on Further Strengthening on the Administration of Pre-examination and Approval of Online Games and the Examination and Approval of Imported Online Game (Xin Chu Lian [2009] No. 13), or the GAPP Notice. The GAPP Notice restates that foreign investors are not permitted to invest in online game-operating businesses in China via wholly owned, equity joint venture or cooperative joint venture investments and expressly prohibits foreign investors from gaining control over or participating in domestic online game operators through indirect ways such as establishing other joint venture companies, or contractual or technical arrangements. However, the GAPP Notice does not provide any interpretation of the term “foreign investors” or makes a distinction between foreign online game companies and companies under a similar corporate structure like ours, including those listed Chinese internet companies that focus on online game operation. Thus, it is unclear whether GAPP will deem our corporate structure and operations to be in violation of these provisions.

Furthermore, as certain other government authorities such as the Ministry of Commerce, or MOFCOM, the Ministry of Culture, or the MOC, and the MIIT did not join GAPP in issuing the GAPP Notice, the views of these authorities are uncertain in clarifying the scope of implementation and enforcement of the GAPP Notice.

We cannot be sure that the PRC government would view our contractual arrangements to be in compliance with PRC licensing, registration or other regulatory requirements, including without limitation, the requirements described in the MIIT Notice and the GAPP Notice, existing policies, or with requirements or policies that may be adopted in the future. If any of our businesses is determined not to be in compliance with the MIIT Notice or the GAPP Notice, the PRC government could take a number of regulatory or enforcement actions that could be harmful to our business, including but not limited to: levying fines, revoking our business and operating licenses, discontinuing or restricting our operations, blocking our website, requiring us to restructure our business or imposing additional conditions or requirements that we cannot comply with. We may also encounter difficulties in obtaining performance or enforcement of related contracts, thereby losing our control of Giant Network, resulting in its deconsolidation. Any of these actions could cause our business, financial condition and results of operations to suffer and subsequently the market price of our ADSs to decline.

The contractual arrangements with our affiliated Chinese entity and its shareholders, which relate to critical aspects of our operations, may not be as effective in providing operational control as direct ownership. In addition, these arrangements may be difficult and costly to enforce under PRC law.

We rely on contractual arrangements with Giant Network and its shareholders in China to operate our business. For a description of these contractual arrangements, see “Item 4. Information on the Company — Organizational Structure” and Item 7, “Major Shareholders and Related Party Transactions — Related Party Transactions.” These contractual arrangements may not be as effective as direct ownership in providing us control over Giant Network. Direct ownership would allow us, for example, to directly or indirectly exercise our rights as a shareholder to (i) effect changes in the board of directors of Giant Network, which, in turn, could effect changes, subject to any applicable fiduciary obligations, at the management level, and (ii) derive economic benefits from the operations of Giant Network by causing it to declare and pay dividends. Because we rely on these contractual arrangements to effect control and management of Giant Network, we are exposed to the risk that the shareholders of Giant Network may fail to perform his or her respective obligations under these contractual arrangements. In addition, the shareholders of Giant Network may potentially have a conflict of interest with us, and they may breach their contracts with us or cause such contracts to be amended in a manner contrary to the interest of our company, if they believe such action furthers their own interest, or if they otherwise act in bad faith. If any of the foregoing were to occur, we may have to incur substantial costs and expend significant resources to enforce these contractual arrangements.

In addition, all of these contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, which relate to critical aspects of our operations, we may be unable to exert effective control over Giant Network and our ability to conduct our business may be negatively affected.

The contractual arrangements entered into among our PRC subsidiary, our affiliated entity and its shareholders may be subject to audit or challenge by the PRC tax authorities; a finding that our PRC subsidiary or our affiliated entity owes additional taxes could substantially reduce our net income and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our PRC subsidiaries Zhengtu Information and Zhengju Information, our affiliated entity Giant Network, Giant Network’s shareholders and our reorganized game development studios do not represent arm’s-length prices and adjust any of their income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in, for PRC tax purposes, a reduction of expense deductions recorded by Giant Network, which could in turn increase our tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties on Zhengtu Information or Giant Network for underpayment of taxes.

The discontinuation, reduction or delay of any of the preferential tax treatments or the government financial incentives currently available to us in the PRC could materially and adversely affect our business, financial condition and results of operations.

Under PRC Enterprise Income Tax Law effective on January 1, 2008, or New EIT Law, foreign invested companies such as Zhengtu Information, and domestic companies such as Giant Network, are subject to a unified income tax rate of 25%. Various favorable income tax rates are, however, available for qualified enterprises in encouraged sectors of the economy. Companies that qualify as a high and new technology enterprise, or HNTE, a status which is reassessed every three years, are subject to an income tax rate of 15%. In addition, companies that qualify as a software development enterprise are exempt from income tax for two years and subject to an income tax rate of 12.5% for the following three years.

In 2008, the Shanghai government granted Zhengtu Information HNTE status, which was successfully renewed in 2011. In 2011, the Shanghai government recognized our three PRC subsidiaries as software development enterprises, including Shanghai Jujia Network Technology Co. Ltd., or Jujia Network, and Shanghai Juhuo Network Technology Co. Ltd., or Juhuo Network, two of our 51% owned game development studios and Shanghai Zhengju Information Technology Co., Ltd., or Zhengju Information, wholly owned by Shanghai Zhengduo Information Technology Co., Ltd., or Zhengduo Information. In addition, Wuxi Giant Network Technology Co., Ltd., or Wuxi Network also received certificates for software development enterprises in 2011.

We cannot assure you, however, that our PRC companies will be able to continue to qualify for preferential tax treatment. If any of our PRC companies that qualified for preferential tax treatments fails to continue to qualify in a subsequent year, our income tax expenses would increase, which may have a material adverse effect on our net income and results of operations. For additional information regarding the preferential tax treatments of our various PRC companies, see “Item 5. Operating and Financial Review and Prospects — Operating Results — Income Tax Expense — China.”

In addition, in 2009, 2010 and 2011, our PRC companies received financial incentives from the government in an aggregate amount of RMB88.5 million, RMB57.4 million and RMB47.7 million (US$7.6 million), respectively, which were calculated with reference to taxable revenues and taxable income. To be eligible for the government financial incentives, we are required to continue to meet a number of financial and non-financial criteria and, even if we meet these criteria, the grant of any incentive is still subject to the discretion of the municipal government. Moreover, the central government or municipal government could at any time eliminate or reduce these government financial incentives. Since the government has discretion in the timing of payment and the amount of the financial incentive, we cannot assure you that we will be able to continue to enjoy these government financial incentives or receive such incentives promptly. The discontinuation, reduction or delay of these government financial incentives could have a material adverse effect on our business, financial condition and results of operations.

We may be classified as a “resident enterprise” under the PRC New EIT Law; such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

The New EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. In addition, a circular issued by the State Administration of Taxation regarding the standards used to classify certain Chinese enterprise controlled companies established outside of China as “resident enterprises”, or Circular 82, clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC sourced income, subject to PRC enterprise income tax, currently at a rate of 10%, when recognized by non-PRC shareholders. This circular also subjects such “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the New EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. In addition, Circular 82 details that certain Chinese-controlled enterprises will be classified as “resident enterprises” if the following are located or resident in China: (i) senior management personnel and departments that are responsible for daily production, operation and management; (ii) financial and personnel decision making bodies; (iii) key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and (iv) half or more of the directors or senior management having voting rights.

Although the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by individuals or foreign enterprises like us. Therefore, we do not currently consider our company or any of our overseas subsidiaries to be a PRC resident enterprise. However, if the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise,” a number of unfavorable PRC tax consequences could follow. First, we may be subject to enterprise income tax at the rate of 25% on our worldwide income, as well as PRC enterprise income tax reporting obligations. Second, although under the New EIT Law and the Implementing Rules, dividends paid to our non-PRC holding companies from our PRC subsidiaries would qualify as “tax-exempted income”, any such dividends paid to our non-PRC holding companies may be subject to an enterprise income tax and the PRC foreign exchange control authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, dividends paid by us to our non-PRC shareholders and capital gains recognized by them with respect to the sale of our stock may be treated as income derived from sources within the PRC and as a result may be subject to a PRC income tax. Such determination could have a material adverse effect on our net income and results of operations, and may require us to withhold tax on our non-PRC shareholders. We are actively monitoring the “resident enterprise” classification rules and our Cayman Islands holding company’s facts and circumstances relative to the classification rules. Similar results could follow if our BVI subsidiary is considered a PRC “resident enterprise.”

The PRC New EIT Law will affect tax exemptions on the dividends we receive and we may not able to obtain certain treaty benefits on such dividends.

We are a holding company incorporated under the laws of the Cayman Islands. We conduct substantially all of our business through our PRC subsidiaries and affiliated entities from which we derive all of our income from these subsidiaries. Prior to January 1, 2008, dividends derived by foreign enterprises from business operations in China were not subject to the PRC enterprise income tax. However, such tax exemption ceased after January 1, 2008 with the effectiveness of the New EIT Law and a withholding tax rate of 10% will apply on such dividends (subject to reductions by the relevant tax treaties, if applicable).

According to the Notice of the State Administration of Taxation on Summary Table of Treaty Rates for Dividends, or Circular 112, which was issued on January 29, 2008 and the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Tax Evasion, or the Double Taxation Arrangement (Hong Kong), which became effective on December 8, 2006, dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiary may be subject to a withholding tax at a reduced rate of 5% if such Hong Kong entity owns at least 25% of the equity interest of the PRC company. The ultimate withholding tax rate will be determined by treaty between the PRC and the tax residence of the holder of the PRC subsidiary. The State Administration of Taxation promulgated a tax notice on October 27, 2009, or Circular 601, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance and a beneficial ownership analysis will be used based on a “substance-over-the-form” principle to determine whether or not to grant treaty benefits. It is unclear at this early stage whether Circular 601 applies to dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiary. However, the issuance of Circular 601 shows that there can be no assurance that the Double Taxation Arrangement between China and Hong Kong could be successfully applied as noted above. If our Hong Kong subsidiary cannot be regarded as the beneficial owner of such dividends, it will not be entitled to the treaty benefits under the Double Taxation Arrangement (Hong Kong) and thus the dividends will be subject to normal withholding tax of 10% as provided by the PRC New EIT Law.

The recently adopted PRC tax reform pilot program, which was initiated in Shanghai and may be extended to other cities in the future, requires us to pay value added tax instead of business tax in Shanghai and it could result in unfavorable tax consequences to us.

The PRC government recently adopted a PRC tax reform pilot program, which was initiated in Shanghai and may be extended to other cities in the future. On November 16, 2011, the Ministry of Finance and the State Administration of Taxation jointly issued the Circular on the Pilot Program for the Collection of Value Added Tax Instead of Business Tax, or Circular 110, and the Circular on the Pilot Program for the Collection of Value Added Tax Instead of Business Tax in Transportation and Certain Modern Service Sectors in Shanghai, or the Circular 111, to provide specific implementation rules for the pilot program, which became effective January 1, 2012. Pursuant to Circular 110 and Circular 111, starting from January 1, 2012, companies which are classified by Shanghai’s local tax authorities in transportation and certain modern service sectors in Shanghai are required to pay a Value Added Tax, or VAT, instead of the business tax. Specifically, a 17% rate applies to the movable property leasing services, an 11% rate applies to the transportation services and a 6% rate applies to certain other modern services, such as research and development, technological services, culture, logistics and consultation. This tax reform pilot program is new and its interpretation and enforcement involve significant uncertainties. In the event that our other PRC subsidiaries located in Shanghai engage in business falling within the category of certain modern service sectors, or if we are unable to obtain sufficient amount of qualified VAT invoices from our suppliers to offset the net revenue subject to such VAT, our PRC subsidiaries, which pay business tax at a 5% tax rate for such part of their business before the tax reform pilot program takes effect, may face unfavorable tax consequences, which may adversely affect our business, financial condition and results of operations.

PRC laws and regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

PRC laws and regulations, such as the M&A Rules promulgated by six PRC regulatory agencies in 2006 and amended in 2009, the Anti-Monopoly Law promulgated by the PRC National People’s Congress in 2007 and the Circular on the Establishment of a National Security Review Mechanism for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by the General Office of the PRC State Council in 2011, or the National Security Review Mechanism Circular, establish procedures and requirements that could make some acquisitions of Chinese companies by foreign investors and companies more time-consuming and complex, including requirements in some instances that various governmental authorities be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise.

In addition, the Rules of Ministry of Commerce on Implementation of Security Review Mechanism of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by the MOFCOM in August 2011, or the MOFCOM Security Review Rules, effective September 1, 2011, which implements the National Security Review Mechanism Circular, provides that, a security review by MOFCOM is required for mergers and acquisitions of PRC domestic enterprises by foreign investors (i) having “national defense and security” concerns, and (ii) where the foreign investors may acquire the “de facto control” of the PRC domestic enterprises having national security concerns such as key farm products, key energy and resources, and key infrastructure, transportation, technology and major equipment manufacturing industries. Neither the National Security Review Mechanism Circular nor the MOFCOM Security Review Rules, however, defines the term of “key” or “major,” nor has it exhausted all the industries that may be deemed as sensitive industries subject to the security review. When deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to MOFCOM’s security review, the principle of “substance over form” should be applied and foreign investors are prohibited from bypassing the security review requirement by way of structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. We may expand our business in part by acquiring complementary businesses. Complying with the requirements of the relevant PRC laws and regulations to complete such transactions could be time-consuming, and any required approval processes may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

Starting in 2001, the Chinese government began tightening its supervision of internet cafés, closing unlicensed internet cafés, requiring those remaining open to install software to prevent access to sites deemed subversive and requiring web portals to sign a pledge not to host subversive sites. In February 2007, 14 PRC national government authorities, including the MIIT, the Ministry of Culture and the General Administration of Press and Publication, jointly issued a notice suspending nationwide approval for the establishment of new internet cafés beginning 2007 and enhancing the punishment for internet cafés admitting minors. This suspension may continue indefinitely. Furthermore, the Chinese government’s policy, which encourages the development of a limited number of national and regional internet café chains and discourages the establishment of independent internet cafés, may slow down the growth of internet cafés.

As internet cafés are the primary venue for users to play our games, any reduction in the number, or any slowdown in the growth, of internet cafés in China will limit our ability to maintain or increase our net revenues and expand our customer base, which will in turn materially and adversely affect our business and results of operations.

The laws and regulations governing the online game industry in China are developing and subject to future changes. If we fail to obtain or to maintain all applicable permits and approvals, our business and operations would be materially and adversely affected.

The internet industry, including the operation of online games, in China is highly regulated by the PRC government. Various regulatory authorities of the central PRC government, such as the State Council, the MIIT, the State Administration for Industry and Commerce, or the SAIC, the MOC, GAPP, the State Administration of Radio, Film and Television, and the Ministry of Public Security, are empowered to promulgate and implement regulations governing various aspects of the internet and the online game industry.

We are required to obtain applicable permits or approvals from different regulatory authorities in order to provide online game services. For example, an internet content provider, or ICP, must obtain a value-added telecommunications business operation license, or ICP license, from the MIIT or its local offices in order to engage in any commercial ICP operations within China. An online game operator must also obtain an internet culture operation license from the MOC, and an internet publishing license from GAPP, in order to operate and distribute games through the internet. Giant Network holds a valid ICP License, a valid internet culture operation license and a valid internet publishing license. As the online game industry is at its early stage of development in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have. While we believe that we comply in all material respects with all applicable PRC laws and regulations currently in effect, we cannot assure you that we will be able to obtain timely, or at all, required licenses or any other new license required in the future. We also cannot assure you that we will not be found in violation of any current or future PRC laws and regulations.

Further strengthened supervision of the online game industry may adversely affect our online game operations.

The authority, roles and responsibilities of the 22 PRC governmental departments with oversight of the online game industry in China, including GAPP and the MOC, are currently ambiguous and we may face stricter scrutiny in the future regarding the day-to-day operations of our online game business. For example, our online game business may be adversely affected by ambiguities and potential conflicts between notices issued by GAPP and the MOC. GAPP initially stated in the GAPP Notice that it is the only governmental department with authority for examination and pre-approval of online games, and that all online game operators must obtain an internet publishing license to provide online game services. Pursuant to the GAPP Notice, additional approvals from GAPP are required when game operators release new versions or expansion packs, or make any changes to the originally approved online game. In addition, on July 1, 2009, GAPP issued the Notice on Strengthening the Approval and Administration of Imported Online Games, in which GAPP stated that it is the only governmental department authorized by the State Council to approve the importation of online games from offshore copyright owners. In the event of any failure to meet the above-mentioned requirements, an operator may face heavy penalties, such as being ordered to stop operation, or having its business license revoked. Our online game business may be adversely affected by these two GAPP notices. The launch of expansion packs and imported games might be delayed because of the extra approval required. Such delay in releasing expansion packs or imported games may result in higher costs for our online game operation and have an adverse effect on our game revenue.

On June 3, 2010, the MOC issued the Tentative Measures for Online Game Administration, or the Online Game Measures, which became effective on August 1, 2010, aiming to further strengthen the MOC’s supervision of the online game industry. Specifically, the Online Game Measures reiterate that the MOC has the power to review the content of all online games except online game publications that have been pre-approved by GAPP. However, the Online Game Measures do not clearly specify what constitutes “online game publication.” Furthermore, the Online Game Measures provide that all domestic online games must be filed with the MOC within 30 days after their launch, while all imported online games are subject to a content review prior to their launch. If a substantial change (for example, any significant modification to a game’s storyline, language, tasks, or trading system) is made to an existing imported or domestic online game, it will be subject to a new content review.

Our online game business may be adversely affected by the Online Game Measures. The Online Game Measures do not set forth any specific procedure for the required filing and content review procedures for online games and therefore may cause delay when we try to file or apply for content review with the MOC. In addition, the Online Game Measures do not resolve certain inconsistencies and ambiguities resulting from pronouncements included in previous notices issued by GAPP and the MOC. Due to the ambiguities here and elsewhere regarding the 22 governmental departments, including GAPP and the MOC, that have oversight of the online game industry, there may potentially be stricter and more abrupt scrutiny of our operations. If any of our online game operating entities cannot comply with any of the stipulations of any PRC governmental department regarding the online game industry, we may be subject to various penalties and our online game business may be adversely affected.

Regulation and censorship of information disseminated over the internet in China may adversely affect our business, and we may be liable for information displayed on, retrieved from, or linked to our websites.

The PRC government has adopted regulations governing internet access and the distribution of news and other information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet any content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is obscene, superstitious, fraudulent or defamatory. When internet content providers and internet publishers, including online game operators, find that information falling within the above scope is transmitted on their websites or is stored in their electronic bulletin service systems, they are required to terminate the transmission of such information or delete such information immediately, keep records, and report to relevant authorities. Failure to comply with these requirements could result in the revocation of our ICP license and other required licenses and the closure of our websites. Website operators may also be held liable for prohibited information displayed on, retrieved from or linked to their websites.

In addition, the MIIT has published regulations that subject website operators to potential liability for the actions of game players and others using their websites, including liability for violations of PRC laws prohibiting the dissemination of content deemed to be socially destabilizing.

As a result, we periodically make changes to our games based on feedback gathered from users and in order to comply with government regulations. For example, during the third quarter of 2009, we canceled several in-game monetization features in compliance with a virtual currency regulation issued by the Ministry of Culture, or MOC. The most important cancelled feature was the virtual treasure box, which contained in-game items worth more than the cost of the treasure box itself. We believe this change was the main reason for the subsequent temporary decrease in our active paying players, which fell by 7.9%, from approximately 1,204,000 during the second quarter of 2009 to approximately 1,108,000, during the third quarter of 2009. Future rule changes to our games could lead to declines in active paying players, which may materially and adversely affect our business, results of operation and financial condition.

As these regulations are subject to interpretation by the relevant authorities, it may not be possible for us to determine in all cases the type of content that could result in liability for us as an MMORPG developer and operator. In addition, we may not be able to control or restrict the content of other internet content providers linked to or accessible through our websites, or content generated or placed on our websites by our game players, despite our attempt to monitor such content. To the extent that regulatory authorities find any portion of our content objectionable, they may require us to curtail our games, which may reduce our game player base, the amount of time our games are played or the purchases of virtual items.

Compliance with the laws or regulations governing virtual currency may result in us having to obtain additional approvals or adversely affect our game operation revenues.

In June 2009, the MOC and the Ministry of Commerce jointly published the Notice on Strengthening the Administration Work of the Virtual Currency in Online Games, or the Virtual Currency Notice, to require businesses that (i) issue online game virtual currency (in the form of prepaid cards and/or pre-payment or prepaid card points) or (ii) offer online game virtual currency transaction services to apply for approval from the MOC through its provincial branches within three months following the date of such notice. The Virtual Currency Notice prohibits businesses that issue online game virtual currency from providing services that would enable the trading of such virtual currency. Any business that fails to submit the requisite application will be subject to sanctions, including but not limited to warnings, mandatory corrective measures and fines. The Virtual Currency Notice also prohibits online game operators from allocating virtual items or virtual currency to players based on random selection through lucky draw, wager or lottery which involves cash or virtual currency directly paid by the players. In addition, the Virtual Currency Notice regulates, among other things, that game operators may not issue virtual currency to game players through means other than purchased by game players with legal currency. Moreover, any businesses that do not provide online game virtual currency transaction services are required to adopt technical measures to restrict the transfer of online game virtual currency among accounts of different game players. The MOC issued the Tentative Measures for Online Games Administrative, or the Online Game Measures, in June 2010, which provides, among other things, that virtual currency issued by online game operators may only be used in exchange for the operator’s own online game products and services and may not be used to pay for the products and services of other entities. The above restrictions may limit our ability to maintain or increase our revenues and adversely affect our results of operations and business prospects.

The PRC State Administration of Taxation has also previously announced that it will tax game players on the income derived from the trading of virtual currencies at the rate of 20%. However, it is currently unclear how the tax will be collected or if there will be any effect on our game players or our business.

There are currently no laws or regulations in the PRC governing virtual asset property rights and therefore it is not clear what liabilities, if any, online game operators may have relating to the loss of virtual assets.

In the course of playing online games, some virtual assets, such as special equipment, player experience grades and other features of our players’ game characters, are acquired and accumulated. Such virtual assets can be highly valued by online game players and in some cases are traded between players for actual money or real assets. In practice, virtual assets can be lost for various reasons, such as data loss caused by delay of network service or by a network crash. There are currently no PRC laws and regulations governing virtual asset property rights. As a result, it is unclear who the legal owner of virtual assets is and whether the ownership of virtual assets is protected by law. In addition, it is unclear under PRC law whether an operator of online games such as us would have any liability (whether in contract, tort or otherwise) for loss of such virtual assets by game players. In the event of a loss of virtual assets, we may be sued by players and may be held liable for damages, which may negatively affect our business, financial condition and results of operations.

Our business may be adversely affected by public opinion and government policies in China.

Due to a relatively high degree of game player loyalty, easy access to personal computers and internet cafés, and the lack of other appealing forms of entertainment in China, many teenagers in China frequently play online games. This may result in these teenagers spending less time on or refraining from other activities, including education, vocational training, and sports, which could result in adverse public reaction and stricter government regulation. For example, the PRC government has promulgated anti-fatigue-related regulations to limit the amount of time minors can play online games. See “Risk Factors — Risks Related to the Regulation of Our Business – Our operations may be adversely affected by a broadening of the addiction-related regulations.” The PRC government has also tightened its regulations on internet cafés, currently one of the primary places where online games are played, including limiting the issuance of internet café operating licenses and imposing higher capital and facility requirements for the establishment of internet cafés. See “Risk Factors — Risks Related to the Regulation of Our Business – Intensified government regulation of internet cafés could limit our ability to maintain or increase our net revenues and expand our customer base.” In addition, in January 2011, MIIT and seven other central government authorities jointly issued a circular pursuant to which online game operators are required to maintain a system to communicate with the parents of minors that play the operator’s online games, to monitor the activities of the minors and to suspend their accounts if so requested by their parents.

Adverse public opinion, and the stricter government regulations that often result there from, could discourage game players from playing our games and could result in government regulations that impose additional limitations on the operations of online games. For example, in January 2011, the MOC, MIIT and six other central government authorities jointly issued a circular entitled Implementation of Online Game Monitor System of the Guardians of Minors, or the Monitor System Circular, under which online game operators are required to adopt various measures to maintain a system to communicate with the parents or other guardians of minors playing online games and are required to monitor the activities of the minors and suspend the accounts of minors if so requested by their parents or guardians. Additional government regulations, whether issued in response to adverse public opinion or otherwise, could be issued in the future and may have a material and adverse effect upon our business, results of operation and financial condition.

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

In October 2005, the State Administration of Foreign Exchange, or the SAFE, promulgated a Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which states that if PRC residents use assets or equity interests in their PRC entities as capital contributions to establish offshore companies or inject assets or equity interests of their PRC entities into offshore companies to raise capital overseas, they must register with local SAFE branches with respect to their overseas investments in offshore companies. They must also file amendments to their registrations if their offshore companies experience material events involving capital variation, such as changes in share capital, share transfers, mergers and acquisitions, spin-off transactions, long-term equity or debt investments or uses of assets in China to guarantee offshore obligations.

In addition, SAFE has further issued a series of implementation guidances, including the most recent Notice on Printing and Distributing the Implementing Rules for the Administration of Foreign Exchange in Fund-Raising and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Circular 19, which was effective as of July 1, 2011. Circular 19 standardized more specific and stringent supervision on the registration and supplemental registration for established special purpose vehicles, or SPVs, relating to Notice 75. Under these regulations, a PRC resident’s failure to comply with the registration procedures set forth in such regulations may result in fines or sanctions imposed by the PRC government, including restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on the capital inflow from the offshore entity to the PRC entity.

We are committed to complying with and to ensuring that our shareholders who are subject to the regulations comply with the relevant rules. However, we cannot assure you that all of our shareholders who are PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by Notice 75 or other related rules. Any failure by any of our shareholders who are PRC residents, or controlled by a PRC resident, to comply with relevant requirements under this regulation could subject us to fines or sanctions imposed by the PRC government, including restrictions on our PRC subsidiaries’ abilities to pay dividends or make distributions to us and our ability to increase our investment in our PRC subsidiaries.

We may be subject to fines and legal sanctions if we or our employees fail to comply with recent PRC regulations relating to employee stock incentive plan granted by overseas listed companies to PRC domestic individuals.

In December 2006, the People’s Bank of China, or PBOC, promulgated the Administrative Measures on Individual Person Foreign Exchange, or the PBOC Regulation, setting forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under the current account and the capital account. In January 2007, SAFE issued the implementation rules for the PBOC Regulation which, among others, specified the approval requirement for certain capital account transactions such as a domestic individual’s participation in the employee stock ownership plan or stock options plan of an overseas listed company. In February 2012, the SAFE promulgated the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas-Listed Company, or the Stock Option Rule, which replaced the Implementing Procedures on Administration of Foreign Exchange regarding PRC Individuals’ Participating in Employee Stock Ownership Plan and Stock Option Plan of Overseas Listed Companies issued by SAFE on March 28, 2007. Under the Stock Option Rule, PRC domestic individuals who participate in any stock incentive plan including employee stock holding plan, stock option plan or similar plan of an overseas publicly-listed company are required, through a PRC agent of such overseas publicly-listed company, to register with the relevant local SAFE branch and complete certain other procedures and transactional foreign exchange matters related to the stock incentive plan. Under the Stock Option Rule, PRC domestic individuals include PRC citizens (including Hong Kong, Macao and Taiwan nationals) and foreign nationals who have continuously resided in China for at least a year, and a PRC agent may be a domestic company participating in the stock incentive plan or a domestic institution that is qualified to engage in assets custodian business and has been duly designated by a domestic company. Failure to comply with the Stock Option Rule may subject the plan participants, the company offering the plan or the relevant intermediaries, as the case may be, to fines and legal or administrative sanctions under PRC foreign exchange regime.

However, as a result of uncertainty concerning the reconciliation of the new regulation and ambiguities in SAFE registration procedures for registering PRC individuals’ share obtained from exercise of share options, 299 PRC individuals in all who have exercised their options to purchase our ordinary shares in accordance with our Employee Share Option Scheme in 2011 are currently unable to register their share ownership with Shanghai SAFE. These individuals are actively communicating with Shanghai SAFE to seek alternative solutions. We do not expect that the inability by those individuals to register share ownership with Shanghai SAFE will have a material adverse effect on our business. We are committed to complying, and to ensuring that our shareholders who are subject to the regulation comply, with the relevant rules. However, we cannot assure you that all of our shareholders who are PRC individuals will comply with our request to make or obtain any applicable registrations or approvals required by the regulation or other related legislation. The failure or inability of our PRC individual shareholders to receive any required approvals or make any required registrations may subject us to fines and legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiary’s ability to make distributions or pay dividends or affect our ownership structure, as a result of which our acquisition strategy and business operations and our ability to distribute profits to you could be materially and adversely affected.

Our operations may be adversely affected by a broadening of the addiction-related regulations.

The Chinese government may decide to adopt more stringent policies to monitor the online game industry to cover adult players as a result of adverse public reaction to perceived addiction to online games, particularly by minors. On April 15, 2007, eight PRC government authorities, including GAPP, the Ministry of Education and the MIIT issued a Notice on the Implementation of Online Game Anti-Addiction System to Protect the Physical and Psychological Health of Minors, or the Anti-Addiction Notice, requiring all Chinese game operators to adopt an “anti-addiction system” in an effort to curb addiction to online games by minors. Under the anti-addiction system, three hours or less of continuous play is defined to be “healthy,” three to five hours is defined to be “fatiguing,” and five hours or more is defined to be “unhealthy.” Game operators are required to reduce the value of game benefits for minor players by half when those players reach the “fatigue” level, and to zero when they reach the “unhealthy” level. In addition, online game players in China are now required to register their identity card numbers before they can play an online game, which allows game operators to identify which players are minors. Failure to comply with the requirements under the Anti-Addiction Notice may subject us to penalties, including but not limited to suspension of our operation of online games, revocation of our licenses and approvals for our operations, rejection or suspension of our application for approvals, licenses, or filings for any new game, or prohibiting us from operating any new game. Although we currently do not permit minors to play our online games, if these restrictions are expanded to apply to adult players in the future, they could have a material and adverse effect on our business, financial condition and operating results.

On July 1, 2011, eight PRC government authorities, including the GAPP, the Ministry of Education, MIIT and five others, promulgated a further notice to strengthen the implementation of the anti-addiction system and real-name registration, entitled the Notice on Initializing the verification of Real-name Registration for Anti-Addiction System on Internet Games, or the Real-name Registration Notice, which took effect on October 1, 2011. The Real-name Registration Notice’s main focus is to prevent minors from using an adult’s ID to play Internet games and, accordingly, the notice provides more stringent punishment for online game operators for not implementing the anti-addiction and real name registration measures properly and effectively. The most severe punishment contemplated by the Real-name Registration Notice includes suspension of operation of online games, revocation of game operator’s licenses and approvals, rejection or suspension of game operator’s application for approvals, licenses, or filings for any new game if such game operator is found to be in violation of any of the government issued notices including the Anti-Addiction Notice, the Monitor System Circular or the Real-name Registration Notice. The Real-name Registration Notice further increases our operating risks, as we will be required to allocate more resources to real-name verification and anti-addiction systems, which may lead to an increase in operating costs. In addition, the amount of time that minors will be able to spend playing online games such as ours will be further limited, which may cause a reduction in our revenues. Furthermore, if we are found to be violating the Real-name Registration Notice, we may be required to suspend or discontinue our online game operations.

Our holding company structure may restrict our ability to receive dividends from, or transfer funds to, our PRC subsidiaries and our PRC affiliated entities, which could restrict our ability to act in response to changing market conditions and reallocate funds among our Chinese entities in a timely manner.

We are a Cayman Islands holding company and conduct substantially all of our operations through our PRC subsidiaries and affiliated entities. We may rely on dividends and other distributions on equity by our PRC subsidiaries for our cash requirements, including the funds to pay dividends on the ordinary shares underlying our ADSs. Furthermore, under PRC laws and regulations, each PRC subsidiary is only permitted to pay dividends out of its retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Under PRC law, each PRC subsidiary is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends, loans or advances. Each PRC subsidiary may also allocate a portion of its after-tax profits, as determined by its board of directors, to its staff welfare and bonus funds, which may not be distributed to us. As a result of these and other restrictions under PRC laws and regulations, each PRC subsidiary is restricted from transferring a portion of its assets to us as dividends, loans or advances, which restricted portion amounted to approximately RMB211.0 million and RMB368.8 million (US$58.6 million), or 3.3% and 14.8% of our total consolidated net assets as of December 31, 2010 and 2011, respectively. Any limitation on the ability of our PRC subsidiaries to transfer funds to us as dividends, loans or advances could materially and adversely limit our ability to make offshore investments or acquisitions that could benefit our businesses and pay dividends.

In addition, any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, is subject to registration or approval of PRC governmental authorities, including the relevant administration of foreign exchange and/or the relevant examining and approval authority. Each entity of our PRC subsidiaries and affiliated entities is prohibited by PRC law to directly lend money to another. Therefore, it is difficult to change our capital expenditure plans once the relevant funds have been remitted from our company to our PRC subsidiaries and affiliated entities. These limitations on the free flow of funds between us and our PRC subsidiaries and affiliated entities could restrict our ability to act in response to changing market conditions and reallocate funds among our PRC subsidiaries and affiliated entities on a timely basis.

Risks Relating to China

Our business, financial condition and results of operations, as well as our ability to obtain financing, may be adversely affected by the downturn in the global or Chinese economy. In addition, we may be adversely affected by the possible “hard landing” of China’s economy in the future.

The global financial markets have experienced significant disruptions since 2008, the economic effects of which have persisted through 2011. China’s economy has also faced challenges. To the extent that there have been improvements in some areas, it is uncertain whether such recovery is sustainable, in particular under current European economic and sovereign debt crisis. Because substantially all of our business operations are conducted in China, our business and prospects may be materially and adversely affected by any deterioration in China’s macroeconomic environment.

There is a possibility that China’s economic growth rate may materially decline in the near future, which may have adverse effects on our financial condition and results of operations. Risk of a material slowdown in China’s economic growth rate is based on several current or emerging factors including: (i) overinvestment by the government and businesses and excessive credit offered by banks; (ii) a rudimentary monetary policy; (iii) excessive privileges to state-owned enterprises at the expense of private enterprises; (iv) the dwindling supply of surplus labor; (v) a decrease in exports due to weaker demand overseas; and (vi) failure to boost domestic consumption. Although we are uncertain about the extent to which the recent global financial and economic crisis and potential rapid slowdown of China’s economic growth may impact our business in the short term and long term, there is a risk that our business, results of operations and prospects would be materially and adversely affected by any ongoing global economic downturn or slowdown of China’s growth rate.

The PRC legal system embodies uncertainties which could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. Our PRC subsidiary, Zhengtu Information, is a foreign-invested enterprise incorporated in China. It is subject to laws and regulations applicable to foreign investment in China in general and laws and regulations applicable to foreign-invested enterprises in particular. However, these laws, regulations and legal requirements change frequently, and their interpretation and enforcement involve uncertainties. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. In addition, such uncertainties, including the inability to enforce our contracts, could materially and adversely affect our business and operations. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to the online game industry, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, and our foreign investors, including you.

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

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of Renminbi into foreign currencies, including U.S. dollars, was historically based on exchange rates set by the PBOC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi solely to the U.S. dollar. Under this revised policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Following the removal of the U.S. dollar peg, the Renminbi has appreciated more than 5% against the U.S. dollar as of the end of 2011.

Substantially all of our revenues and costs are denominated in Renminbi. Any significant revaluation of the Renminbi may materially inflate our revenues and earnings as expressed in U.S. dollars without reflecting any material change in our results of operations.

The audit report included in this annual report are prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the US Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the US Public Company Accounting Oversight Board (United States) (“the “PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Risks Related to Our Ordinary Shares and ADSs

The market price for our ADSs may be volatile which could result in a loss to you.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Since we completed our initial public offering on November 6, 2007, the closing price of our ADSs on the New York Stock Exchange has ranged from US$3.02 to US$20.46 per ADS and the last reported closing price on April 20, 2012 was US$5.44.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to a number of factors, including:

•	actual or anticipated fluctuations in our quarterly operating results;

•	announcements of competitive developments;

•	changes in the economic performance or market valuations of companies with comparable businesses;

•	negative market and investor perception in response to recent accounting irregularities at other Chinese companies listed in the U.S.;

•	regulatory developments in China affecting us, our industry, our corporate structure or our advertisers;

•	announcements regarding litigation or administrative proceedings involving us;

•	changes in financial estimates by securities research analysts;

•	addition or departure of our executive officers;

•	issuance of material dividends; and

•	sales or perceived sales of additional common shares or ADSs.

For example, on September 12, 2011, the trading price of our ADS declined from US$8.00 to US$4.61, which was primarily due to a special cash dividend of US$3 per ADS that we issued to our shareholders as of record August 31, 2011.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

Future sales or perceived sales of ADSs or ordinary shares by our controlling shareholders could cause our ADS price to decline.

If our existing shareholders sell, indicate an intention to sell or are perceived to intend to sell substantial amounts of our ordinary shares in the public market, the trading price of our ADSs could decline. As of March 31, 2012, we had 236,396,009 outstanding ordinary shares, of which 131,228,540 or 55.51% were beneficially owned by Yuzhu Shi, our founder, chairman and chief executive officer, and his daughter Ms. Jing Shi. If Mr. Shi or his daughter decides to sell any of these shares or if it is perceived that they will be sold in the public market, the trading price of our ordinary shares could decline.

Our corporate actions are substantially controlled by our principal shareholder.

As of March 31, 2012, Yuzhu Shi, our chairman and chief executive officer, and his daughter Jing Shi, together beneficially owned approximately 55.51% of our outstanding ordinary shares. These shareholders, acting individually or as a group, could exert control over and substantially influence matters such as electing directors and approving investments, mergers or other business combination transactions. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company that might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

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

We believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2011. However the application of the PFIC rules is subject to uncertainty in several respects, and we must make a separate determination after the close of each taxable year as to whether we were a PFIC for such year. As such, although we intend to conduct our business activities in a manner to reduce the risk of our classification as a PFIC in the future, we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets, and, because the value of our assets is likely to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which are likely to fluctuate, there can be no assurance that we will not be classified as a PFIC for 2012 or any future taxable year. If we are a PFIC for any taxable year during which a U.S. investor held our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences would apply to the U.S. investor. See “Item 10, — Additional Information — Taxation — U.S. Federal Income Taxation — Passive foreign investment company.”

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

As we are a Cayman Islands company, you may face difficulties in protecting your interests, and our ability to protect our rights through the U.S. federal courts may be limited. You may have less protection of your shareholder rights than you would if we were incorporated in a U.S. jurisdiction.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Law of the Cayman Islands and the common law of the Cayman Islands. The rights of our shareholders to take action against the directors, actions by non controlling shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from the English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities law as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in the federal court of the United States.

Moreover, most of our directors and officers are nationals and residents of countries other than the United States. Substantially all of our assets and a substantial portion of the assets of these persons are located outside the United States.

The Cayman Islands courts are also unlikely:

•	to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

•	to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize as a valid judgment a final and conclusive judgment in personam obtained in the federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment (b) such courts did not contravene the rules of natural justice of the Cayman Islands, (c) such judgment was not obtained by fraud, (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands, (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands, and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

As a result of all of the above, our public shareholders may have more difficulties in protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a public company incorporated in a jurisdiction in the United States.

You may have difficulties in enforcing judgments obtained against us.

We are incorporated in the Cayman Islands, and conduct all of our operations in China through our subsidiaries and affiliated entities established in China. All of our directors and officers reside outside the United States and substantially all of the assets of those persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Risk Factors — Risks Related to Our Ordinary Shares and ADSs — You may have difficulties in enforcing judgments obtained against us” and “Risk Factors — Risks Relating to China — The PRC legal system embodies uncertainties which could limit the legal protections available to you and us.”

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

As of March 31, 2012, Yuzhu Shi, our founder, chairman and chief executive officer, and his daughter Ms. Jing Shi beneficially owned approximately 55.51% of the total voting rights in our company. As a result, we are a “controlled company” as defined under Section 303A of the Listed Company Manual of the New York Stock Exchange, or the NYSE. So long as we remain a controlled company as defined under that rule, we are exempt from certain NYSE corporate governance requirements, including:

•	that a majority of our board of directors consist of independent directors;

•	that we have a corporate governance and nominating committee that is composed entirely of independent directors; and

•	that we have a compensation committee that is composed entirely of independent directors.

Although we voluntarily comply with the compensation committee, and the corporate governance and nominating committee requirements of the NYSE, we do not currently voluntarily comply with the requirement that a majority of our board of directors consist of independent directors. As a result of our reliance on the “controlled company” exemption, our independent directors might not have the same degree of influence on the decisions of our board of directors that they otherwise would.

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

In order to implement an offshore holding company structure to comply with PRC laws imposing restrictions on foreign ownership in China’s online game industry, on July 26, 2006, Yuzhu Shi, our chairman and chief executive officer, and his daughter, Jing Shi, together with 18 other individual shareholders established our current Cayman Islands holding company, Giant Network Technology Limited, or Giant, and its wholly owned subsidiary, Eddia International Group Limited, or Eddia, in the British Virgin Islands. Eddia established Shanghai Zhengtu Information Technology Co., Ltd., or Zhengtu Information, a wholly owned subsidiary in China on September 6, 2006, and contributed US$1,500,000 as its registered capital. As a result, we own 100% of the equity of Zhengtu Information through Eddia. On June 11, 2007, Giant changed its name from Giant Network Technology Limited to Giant Interactive Group Inc.

Following the establishment of our offshore holding structure, all of our online game business continues to be operated through Giant Network. The shareholders of Giant Network currently include Yuzhu Shi, who owns 75% of Giant Network’s equity interests through his ownership of Shanghai Lanlin Bio-Technology Co., Ltd., and an additional 18 PRC individuals who own the remaining 25%. We have entered into contractual arrangements with Giant Network pursuant to which our wholly owned subsidiary, Zhengtu Information, provides technical support and consulting services to Giant Network. In addition, we have entered into agreements with Giant Network and its shareholders, providing us with the ability to effectively control this entity. Accordingly, we have consolidated the historical results of Giant Network in our financial statements as a variable interest entity, or VIE, pursuant to U.S. GAAP. For additional information on our organizational structure, see “Item 4. Information on the Company — Organizational Structure” and “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions.”

On November 6, 2007, we completed our initial public offering, which involved the sale by us and some of our shareholders of 65,777,036 of our ADSs, representing an equal number of our ordinary shares.

In 2009 and 2010, with an aim to identify, recruit and incentivize talented individuals in online game development, we launched the Win@Giant initiative, through which we began to reorganize our game development studios and established various subsidiaries that are 51% owned by us and 49% owned by the relevant development team members. We established Juhuo Network, Jujia Network and Juhe Network in 2009, Juyan Network, Shanghai Juquan Network Technology Co., Ltd., or Juquan Network and Chengdu Jufan Network Technology Co. Ltd., or Jufan Network in 2010, respectively. For additional information regarding this reorganization, see “Item 4. Information on the Company — Business Overview – Game Development and Sourcing – Game Development.”

In May 2009, the Company acquired a 51% equity interest in Snow Wolf Software to further enrich our game pipeline and enhance our research and development capability. In November 2010, the Company acquired the entire equity interest in Julun Network, additional game development studios.

In January 2011, a third party individual injected RMB3 million (US$0.48 million) to Juxi Network, which equaled to 17.65% of Juxi Network’s share ownership. As a result, our share ownership to Juxi Network decreased from 50.98% to 41.98%. In February 2011, an individual shareholder of Juxian Network injected RMB1 million (US$0.16 million) to Juxian Network, which decreased our share ownership of Juxian from 51.00% to 40.80%. Upon the loss of control, we deconsolidated these two subsidiaries from our financial statements.

In January 2011, we acquired the remaining 49% equity interest of Juyan Network at a consideration of RMB3.5 million (US$0.56 million). Subsequent to this acquisition, Juyan Network becomes a wholly-owned subsidiary of Zhengduo Information.

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

We commercially launched our first internally-developed MMORPG, ZT Online, in January 2006. We now operate eleven online games, among which nine are self-developed, including the five games in the ZT Online franchise.

We believe that our success is largely attributable to our ability to internally develop, operate and market high quality MMORPGs tailored to China’s core game player audience, which we define as players between the ages of 18 and 40. As of December 31, 2011, our game development team consisted of approximately 755 members, which includes dedicated product development and enhancement teams for each of our MMORPG and MMO games.

Notwithstanding our historical success with internally developed games, we began to expand our game pipeline by licensing games from third party developers. In December 2009 and January 2010, respectively, we acquired the exclusive China operation licenses for Elsword, a 3D casual MMO, and Allods Online, a 3D MMORPG.

We have built nationwide distribution and marketing networks to sell and market our prepaid game cards and game points. As of December 31, 2011, our distribution network consisted of more than 137 non-exclusive regional distributors and reached over 99,000 retail outlets, including internet cafés, software stores, supermarkets, bookstores, newspaper stands and convenience stores located throughout China. We also sell game points through our official game website. As of December 31, 2011, our marketing network consisted of approximately 421 liaison personnel throughout China.

Although substantially all of our revenues are generated through our own game operation in China, we have begun to derive revenues from the licensing of our games to third party operators in other territories including Southeast Asia, Japan, South Korea, Brazil, North America, Europe, Russia and other Russian speaking territories since 2006. In addition, we have also licensed our ZT Online Green Edition to Shenzhen Tencent Computer Systems Company Limited, or Tencent, for operation of such game on Tencent’s QQ game platform in China.

In 2009, 2010 and 2011, our net revenues were RMB1,303.8 million, RMB1,332.8 million and RMB1,792.2 million (US$284.8), respectively. Our net income for the same periods was RMB859.0 million, RMB807.6 million and RMB906.4 million (US$144.0 million), respectively. Our quarterly peak concurrent users for all of the games we operate in China were 1,713,000 and 2,339,000 for 2010 and 2011, respectively, and our quarterly average concurrent users for all of the games we operate in China were 595,000 and 642,000 for 2010 and 2011, respectively.

Our Games

We currently operate eleven games, including eight MMORPGs, two casual MMO games and one strategy browser game. While each of our games is unique, they all share certain common characteristics, including their targeted market. Each of our MMORPGs target China’s core online game markets, which we define as players between the ages of 18 and 40. We believe that members of this demographic generally have greater disposable income and are more willing to spend money to improve their characters’ standing in the game. We also believe that our ability to effectively target this market segment has helped facilitate our relatively high average revenue per user.

The following table sets forth certain information relating to the games that we operate as of March 31, 2012.

Game	Style	Game Source	Launch Date/Status
ZT Online	Free to Play 2D MMORPG	Self-Developed	First Quarter 2006
ZT Online PTP	Pay to Play 2D MMORPG	Self-Developed	Fourth Quarter 2007
Giant Online	Free to Play 2.5D MMORPG	Self-Developed	Fourth Quarter 2007
ZT Online Classic Edition	Free to Play 2D MMORPG	Self-Developed	Third Quarter 2008
ZT Online Green Edition	Free to Play 2D MMORPG	Self-Developed	Second Half 2009
My Sweetie	Free to Play 2D Casual MMO	Acquired	Second Half 2009
The Golden Land	Free to Play Strategy Browser Game	Self-Developed	Second Half 2009
ZT Online 2	Free to Play 2D MMORPG	Self-Developed	Third Quarter 2011
Elsword	Free to Play 3D Casual MMO	License	Fourth Quarter 2011
XT Online	Free to Play 2.5D MMORPG	Self-Developed	Third Quarter 2011
Dragon Soul	Free to Play 3D MMORPG	Self-Developed	Closed Beta Testing

The following table sets forth, for the periods indicated, certain user statistics for our games.

	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
Average Concurrent Users	586	654	661	667
Peak Concurrent Users	1,916	2,122	2,297	2,339
Active Paying Players	1,779	1,994	2,087	2,167
Average Revenues per User (RMB)	216	212	217	221

ZT Online Franchise

The ZT Online Franchise consists of our internally developed games under our flagship ZT Online 1 Series and ZT Online 2. Revenues from the ZT Online Franchise accounted for substantially all of our net revenues in 2009, 2010 and 2011, respectively. The ZT Online 1 Series consists of ZT Online, ZT Online PTP, ZT Online Classic Edition, and ZT Online Green Edition.

ZT Online

ZT Online is a free-to-play 2D MMORPG with an ancient Chinese martial arts theme, and was the first game that was wholly developed by our internal product development team. Players assume one of eight different roles, including soldier and magician, in 10 different kingdoms. Players develop martial arts skills, use magical weapons and team up with other players to fight against monsters and players from other kingdoms. In addition, ZT Online offers expansion packs and other updates to enrich the overall gameplay experience. ZT Online is free of charge to play, with virtual items and services available for purchase within the game. ZT Online allows players to purchase a wide range of virtual items and services for their characters using their gold and/or silver coins. These include weapons, clothing, pets, ceremonies and rites. ZT Online offers an uninterrupted play experience, where players can choose to enter the game 24 hours a day, seven days a week. ZT Online can be accessed from any location with an internet connection.

ZT Online PTP

ZT Online PTP is the first pay-to-play 2D MMORPG that we developed. Although ZT Online PTP is based on ZT Online, ZT Online PTP requires players to pay to play the game by purchasing physical or virtual prepaid game cards from our official game website or from internet cafés and other distribution points. Virtual items and services are not sold in the game so players must focus on building up their characters’ experience to advance in the game. As of the date of this annual report, ZT Online PTP does not have a material amount of active players, and therefore we may choose to discontinue the operation of this game in the near future.

ZT Online Classic Edition

ZT Online Classic Edition is a free-to-play 2D MMORPG based on the original version of ZT Online during its first year of operation in 2006, and excludes enhancements and updates made to ZT Online after that year. In February 2012, we launched a new update that allows players to more options to customize their characters and virtual items.

ZT Online Green Edition

ZT Online Green Edition is a free-to-play 2D MMORPG that features a different in-game economy that is based more on affordable gameplay. The game also includes additional maps, skills and items.

ZT Online 2

ZT Online 2 is an internally developed free-to-play 2D MMORPG martial arts sequel to our flagship game ZT Online. ZT Online 2 features new 2D graphics with added advanced 3D particle effects that improve the visual display. Unlike ZT Online, which primarily generates revenue from selling virtual items to users, ZT Online 2 places less emphasis on purchasing virtual items and more emphasis on a player improving their character’s ranking and abilities through in-game goals and quests. All virtual items (consumable or permanent) can be traded within the game among players in exchange for silver coins. Players can choose from ten different roles, ten different kingdoms and eighteen different fighting styles. During the game, players fight battles and participate in mini-games. Players may also raise virtual pets in the game. ZT Online 2 was developed by an internal studio that we reorganized into Jujia Network, one of our 51% owned game development studios. For a discussion of our ongoing game development studio reorganization, see “Item 4. Information on the Company — Business Overview – Game Development and Sourcing – Game Development.”

Giant Online

Giant Online is an internally developed military-themed 2.5D MMORPG set in the modern era. In 2.5D games, the background and items are depicted in 3D, while the characters are depicted in 2D. Giant Online players may assume one of the fourteen different roles, including assault troops and bomb experts. As with ZT Online, the game world in Giant Online is divided into numerous kingdoms. Each player must guide his or her character to develop skills and cooperate with other players from their kingdom to fight against those from other kingdoms. In addition to the functions that traditional MMORPGs provide, Giant Online includes a variety of other features and functions that we believe enhance the player experience. For example, players can equip their characters with numerous modern weapons, ranging from small-scale items such as pistols, to larger items like tanks and aircraft carriers. Large scale battles can be fought over land, sea and air. Apart from waging war, characters can also engage in various forms of in-game social interaction, such as friendship and even romance. Giant Online was developed by an internal studio that reorganized into Juhuo Network, one of our 51% owned game development studios. For a discussion of our game development studio reorganization, see “Item 4. Information on the Company — Business Overview – Game Development and Sourcing – Game Development.”

My Sweetie

My Sweetie is a free-to-play 2.5D casual MMO game, which allows players to create virtual characters, raise virtual pets on their computers and go online to interact with other virtual pet-owners. My Sweetie is the first game introduced pursuant to our Win@Giant program. As of the date of this annual report, My Sweetie does not have a material amount of active players, and therefore we may choose to discontinue operation of this game in the near future.

The Golden Land

The Golden Land is a free-to-play medieval strategy browser game. Golden Land allows the player to control many fighting units at once and combines different elements from shooter, role playing games and strategy battle games. The story revolves around a medieval knight and his adventures in Europe. Players can advance by means of city construction, wild battles, questing, as well as participating in alliance battles. The Golden Land was developed by an internal studio that we reorganized as Shanghai Juhe Network Technology Co. Ltd., or Juhe Network, one of our 51% owned game development studios.

XT Online

XT Online is a free-to-play 2.5D ancient Chinese martial arts MMORPG. XT Online enables players to practice different schools or styles of martial arts with the goal of becoming a master, while focusing on brotherhood and trust-building with other martial artists.

The player starts off as an apprentice under one of six powerful clans and goes on a quest to fight monsters, acquire powerful weapons and mystical pets, form guilds and take part in player versus player battles. XT Online was developed by Snow Wolf Software, a game development studio in which we acquired a 51% interest in May 2009.

Dragon Soul

Dragon Soul is a free-to-play 3D MMORPG set in ancient China. Dragon Soul utilizes a self-developed 3D engine, featuring realistic lighting and maps without boundaries. Players can choose to play one of five characters including warrior, wizard, and assassin. During gameplay, the game assigns a title or nickname to each player based on the player’s performance or action. Dragon Soul also offers an apprenticeship system, where senior players can help junior player, and the ability to make alliances with other players. Dragon Soul was developed by an internal studio that we reorganized into Jufan Network, one of our 51% owned game development studios.

Elsword

Elsword is a 3D anime side-scrolling advanced casual MMO that we licensed for operation in China and officially launched in December, 2011. The game is based on a Korean manga and allows a player’s character to form a party or go solo through hundreds of quests while leveling up and acquiring special virtual items. Players can also compete for rankings in player versus player mode. Elsword was developed by KOG Co., Ltd, or KOG, a South Korean game company.

Game Pipeline

The following table sets forth certain information relating to select games from our pipeline as of March 31, 2012. In addition to the games listed below, we have a number of MMORPG games currently under development by our game studios.

Game	Style	Game Source	Status
Allods Online	Free to Play 3D MMORPG	License	Engineering Testing
Spirits of the Warriors	Free to Play 3D MMORPG	Self-Developed	Engineering Testing

Allods Online

Allods Online is an award-winning free-to-play 3D MMORPG that we licensed for operation in China. In Allods Online, players can choose from two warring factions, six races and eight different roles. Gameplay is centered on building ships to sail and explore the vast and magical world of Astral. Players can test their skills and earn rewards in player versus player scenarios on different maps and also participate in a guild system. The game is currently in engineering testing. Allods Online was developed by Astrum Nival, which was a studio owned by Mail.Ru Games, or Mail.Ru, and is currently operated in the Russian speaking markets, US, Europe (UK, Germany and France), Turkey, Japan, Brazil, the Philippines and Taiwan. We expect to commercially launch Allods Online in 2012.

Spirits of the Warriors

Spirits of the Warriors is a free-to-play 3D MMORPG based on the Three Kingdoms period from ancient Chinese history. Spirits of the Warriors utilizes high dynamic range (HDR) rendering, which makes the graphics more detailed and the overall game more realistic. The gameplay allows for players to personalize and develop generals and other famous persons from the Three Kingdoms, including Lv Bu, Guan Yu, ZhaoYun, Da Qiao, Diao Chan, and Sun Shangxiang. Set in 78 historical cities from the Three Kingdoms era, players can expand their territory through strategy and also experience and relive classic battles. The game is currently in engineering testing. Spirits of the Warriors was developed by Julun Network, which became a wholly-owned subsidiary after completion of our acquisition in November 2010. We expect to commercially launch Spirits of the Warriors in 2012.

Operation of Our Games

Our platform support team and our maintenance team presently consist of approximately 116 personnel, and are responsible for managing our game platform and our games’ in-game environments, respectively.

We rely on our platform support team to maintain and upgrade our approximately 4,331 servers in 243 server groups located in internet data centers in eight cities throughout China. We employ platform support personnel at the locations where our server groups are housed, and therefore are generally able to resolve hardware or software issues within several hours or less.

Our maintenance team supervises our in-game environments to ensure that internet connection and data transmission are adequate and that game features are functioning properly, and also to police against harmful or illegal behavior by players. We also use input from our maintenance team when developing game updates and enhancements.

Game Development and Sourcing

Nine of the eleven games that we currently operate are self-developed. Recently, we have also licensed the rights to operate games in China from certain third party developers. In addition, we expand our game portfolio and our business generally, through acquisition, investments and other strategic cooperation agreements.

Game Development

Our game development process generally begins with the approval of a new game concept by our management team. Following management approval, game concepts are presented to our design department, which consisted of 140 employees as of December 31, 2011. The design department creates a game development plan, which includes a proposed storyline, technical parameters and baseline artwork.

We assemble a dedicated development team for each new game project. As of December 31, 2011, we employed approximately 755 game developers, including software programmers, platform technicians and media specialists. Most of our software programmers and platform technicians have extensive game and software development experience. We rely on our quality control department at each stage of the game development process to ensure quality and playability. Our quality control team consisted of approximately 24 members as of December 31, 2011, most of whom have university or graduate degrees.

In 2008, we introduced Win@Giant, an incubation program designed to, among other things, identify, recruit and incentivize talented individuals in the areas of game design and development. In 2009 and 2010, in connection with our Win@Giant initiative, we began to reorganize our game development studios by establishing various subsidiaries that are 51% owned by us and 49% owned by the relevant development team members. Each reorganized studio only focuses on producing and supporting internally developed games, which we believe will give them greater incentive to make their games commercially successful. As a result of this reorganization, Giant Online, one of our existing MMORPGs, is supported by Juhuo Network, and ZT Online 2 is supported by Jujia Network. Upon completion of the studio reorganization, all of the Company’s self-developed games except for the four games in the ZT Online 1 Series will be supported by studios that include key members of the development team as non controlling shareholders. Notwithstanding this reorganization, the Company or its designated wholly-owned subsidiary shall continue to be the sole owner of the game software copyrights relating to the self-developed games supported by the reorganized studios, except that the copyright relating to XT Online is owned by Snow Wolf Software. For a discussion of risks relating to our game development studio reorganization, see “Risk Factors — Risks Related to Our Business and Industry — We may not be able to successfully implement our growth strategies, which would materially and adversely affect our revenue, profitability and competitiveness,” and “Risks Relating to Our Business and Industry —The reorganization of our game development studios could materially and adversely affect our results of operations as a portion of the profits from games developed or operated by these studios will be shared with the minority shareholder of these studio,” and “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions.”

Game Updates and Enhancement

For each game in operation we maintain a dedicated team that develops expansion pack, updates and patches. We derive many of our game enhancement ideas from our players by maintaining multiple channels through which they can provide comments and suggestions. These channels include online surveys, online discussion forums, instant messaging and our twenty-four hour telephone hotline.

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

Game Licensing

We license the rights to operate games in China from certain third party developers. In December 2009 we entered into a license agreement to operate Elswood, which was developed by KOG, and in January 2010 we entered into a license agreement to operate Allods Online, which was developed by Mail.Ru. The cost of games licensed from third party developers generally consists of an upfront licensing fee, which we typically pay in installments, and royalties, which are equal to a percentage of revenues we generate from operating the games. Generally our license agreements expire three years after the commencement of open beta testing. Our licensors also agree to provide us with basic technical support, as well as updates developed for the games we license, each without additional charge.

Acquisition and Strategic Cooperation

We expand our game portfolio, and our business generally, through acquisitions, making minority investments in companies both for strategic and financial purposes, and other strategic cooperation arrangements. For example, in 2010 we acquired the entire equity interest in Julun Network, an online game developer, and a controlling equity interest in Snow Wolf Software, a Hangzhou based game development studio. We have also made minority investments in 51.com, a leading Chinese social networking site, and Mobile Embedded Technology Inc., a mobile platform operating company. For a discussion of risks relating to our investment activities, see “Risk Factors — Risks Related to Our Business and Industry — We face certain risks associated with our investment activities.” We also cooperate with other companies to develop and operate online games. For example, in order to explore the potential convergence between online games and other entertainment media, in 2010, we established a cooperative relationship with Huayi Brothers, a diverse media, entertainment and leisure group. We sold to Huayi Brothers our controlling interest in Beijing Huayi Giant Information Technology Co., Ltd., or Huayi Giant, which holds the intellectual property and development team for K III. Following the sale, Huayi Brothers holds a 51% interest in Huayi Giant, while we hold a 34% interest and the employees of Huayi Giant hold a 15% interest. Although we continue to provide Huayi Giant with technical support and services for their operation of K III on a transitional basis, we expect to transfer full operation of K III to Huayi Giant in the future.

Distribution and Marketing

Distribution

Most of our games are free of charge to play. Players may purchase physical or virtual prepaid game cards and game points from our official game website or from Internet cafés and other distribution points which allow their characters to obtain in-game currencies for use in our games and to purchase a wide range of virtual items and services for their characters.

We maintain an official game website dedicated to our games and distribute our game software to players for free via the website. We also distribute our free game software on DVD-ROM disks at select internet cafés.

We distribute our physical prepaid game cards through our distribution network and distribute our virtual prepaid game cards through both our distribution network and our official game website. Our physical prepaid game cards expire two years after printing, and our virtual prepaid game cards do not expire.

Distribution Network

As of December 31, 2011, our distribution network included more than 137 non-exclusive regional distributors. Our distributors purchase our prepaid game cards from us at a pre-set discount. They subsequently resell our prepaid game cards to retail outlets and sub-distributors, who distribute them to internet cafés, newsstands, convenience stores, software stores and book stores. We require full payment prior to delivery of prepaid game cards to distributors. Although we provide refunds for unsold and unexpired inventory after six months, we have never received any refund requests from distributors. We offer distributors a volume-related incentive upon the consummation of sales which is payable every six months in the form of prepaid game cards. We also provide distributors with quarterly performance-based bonuses, which have not been significant.

We generally enter into annual distribution agreements with each physical and virtual prepaid game card distributor for a designated sales territory. Our distribution agreements contain both pre-set sales targets and pre-set penetration targets, whereby distributors are required to sell our prepaid game cards in a minimum number of internet cafés in their designated sales territory. We also require each distributor to work closely with and support our marketing team and its activities. Our distribution agreements are not exclusive and do not prohibit our distributors from working with our competitors.

Direct Online Sales

We sell virtual prepaid game cards directly to players through our official game website using third-party online payment platforms , such as China Alipay (a system provided by Alipay.com Co., Ltd), China UnionPay (a system provided by Shanghai China UnionPay E-Payment Service Co., Ltd), 99Bill Corporation, China PnR (a system provided by Shanghai China Payment and Remittance Network Technology Co., Ltd) and e-payment platform (a system jointly supported by some major commercial banks, such as China Construction Bank and Agriculture Bank of China) to facilitate online payment within China. The above third-party online payment service providers charge us service fees at 0.30% on our direct sales, which are significantly less than discounts and volume-related incentives given to distributors.

Licensing of Our Games

In addition to operating our games in China, we license our games to overseas online game operators in various countries, or to other PRC companies for operating our game on their respective platforms. The following table sets forth certain information relating to our material license agreements with third parties for the operation of our games:

Name	Territory of License	Licensee	Date of License

ZT Online	Taiwan\Hong Kong\Macau\ Malaysia\ Singapore	Lager Network Technologies Inc.	October 2006

ZT Online	Vietnam	VNG Corporation	March 2008

ZT Online	Russia and Russian speaking countries	Mail.Ru Games	September 2009

ZT Online Green Edition	Mainland China	Shangzhen Tencent Computer Systems Company Limited	October 2009

The Golden Land	Taiwan\Hong Kong\Macau	King Rex Himedia Co., Ltd	March 2010

Giant Online	Taiwan\Hong Kong\Macau	International Games System Co., Ltd.	April 2010

The Golden Land	Brazil/Turkey	Beijing ELEX Technological Co. Ltd.	July 2010

The Golden Land	Japan	Aeria Inc.	July 2010

The Golden Land	Thailand	ENMO Company Limited	January 2011

The Golden Land	South Korea	NCSoft Corporation	January 2011

Dragon Soul	USA\Canada\Europe (excluding Russia and Russian speaking countries)	Neonga AG	January 2011

XT Online	Vietnam	FPT Online Joint Stock Company	January 2011

The Golden Land	USA\Canada\Europe (excluding Turkey, Russia and Russian speaking countries)	Aeria Games & Entertainment Inc.	March 2011

The Golden Land	Russia and Russian-speaking regions	Vebanaul Holdings Ltd.	May 2011

ZT Online 2	Taiwan\Hong Kong\Macau	USERJOY Technology Co., Ltd.	November 2011

ZT Online 2	Vietnam	VNG Corporation	February 2012

Pursuant to our license agreements, we generally allow the licensees to exclusively operate, promote, service and distribute our games and game-related products in the licensed territories. In return, we are entitled to ongoing royalties, which are based on the volume of consumption of game points by players with game accounts registered with the licensees. The licensees are generally responsible for the sales and marketing of our games in the given territories. The licensees are also responsible for maintenance of the network infrastructure and customer service, while we are responsible for technical support, including providing upgraded versions and periodic updates of our game. Our license agreements are typically for a term of two to five years.

In October 2009, we licensed ZT Online Green Edition to Shenzhen Tencent Computer Systems Company Limited, or Tencent, to attract more players from the Tencent QQ Game platform user base. Pursuant to the cooperation agreement, Tencent is entitled to operate ZT Online Green Edition on its QQ Game platform in China and we will receive ongoing royalties.

In addition, in December 2011, we licensed a mobile phone version of Golden Land to Aeria Games & Entertainment Inc. and Vebanaul Holdings Ltd., for publication on the Apple Inc.’s iOS platform in North America, Europe and Russian-speaking countries.

Marketing

As of December 31, 2011, our sales and marketing team consisted of approximately 421 liaison personnel based in provincial capitals and special municipalities in China. In 2011, we significantly reduced our sales and marketing staff, which are made up entirely of our liaison personnel, from over 1,150 at the end of 2010 to 421 at the end of 2011, primarily due to tightened cost controls and the continued growth of our game points sales through third party online payment systems. In the near-term, we intend to keep our number of liaison personnel at the current level.

Our sales and marketing team helps to promote our games at internet cafés, where many of our players access our games, by distributing promotional materials such as game posters, loading the client side software for our games onto computers in the internet cafés, and leasing portions of internet cafés to allow players to play our games for free. We believe that this exposes our games to a larger audience and enables us to expand our player base. We also promote our games by distributing marketing posters and promotional souvenirs such as cell phone straps to internet cafés that are part of our distribution network. We believe that these are effective strategies to reach a broader audience as a large number of our players access our games at internet cafés.

We organize in-game promotional events, such as lucky draws, which we believe would encourage the development of virtual communities among our players, increase player interest in our games and introduce players to new features in our games. Moreover, we frequently post in-game announcements to promote new features and other improvements to our games and to announce our in-game events. We also advertise our games on internet portals such as 17173.com and Baidu.com, and through commercials on television stations such as Hunan Satelite TV Network and Jiangsu Satelite TV Network. Our internet advertisements link visitors directly to our game website, where they can register to play our games.

Due to the social appeal of online games, word-of-mouth is also a major channel for promoting our games. One of our ongoing marketing strategies is to continue to build our player base and nationwide distribution network to retain our existing players and attract new players.

Payment and Pricing

We sell prepaid game cards, both physical and virtual, through our distributors and game points through our official game website that enable players to purchase virtual items and services for their characters in our games. Each prepaid game card contains a unique access code and password that requires players to register on our official game website in order to add value to their game account. Game points are automatically uploaded into a player’s account. Currently, game points may be assigned to any of our online games at the player’s choice. Players may then use their game points to purchase gold coins, which can be used to purchase a particular virtual item or service.

The prepaid game cards offered by our distributors are sold in a variety of denominations, from RMB10 (approximately US$1.6) to RMB500 (approximately US$79.44). Purchasers can also purchase virtual prepaid game points on our official game website for any whole number denomination, starting at a minimum of RMB1 (approximately US$0.16). We generally develop a pricing curve to set the retail prices for the virtual items and services that we offer in our games. Pricing curves are based primarily on the magnitude of the advantage to the player’s character that the virtual item or service represents, demand for the virtual item or service, user game playing and payment patterns, and game development costs. Since the commercial launch of ZT Online in January 2006, we have tracked and accumulated player data from our games, which provides us with an extensive database to analyze player patterns and to establish pricing curves for particular types of virtual items and services in our games.

Customer Service

We regard customer service as one of our key marketing tools and we are committed to providing prompt responses to our players’ inquiries. We provide service to our customers through four principal channels:

•	our call center, which serves our customers 24 hours per day, seven days per week;

•	VIP on site service;

•	dedicated online discussion forums; and

•	e-mail.

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

As of December 31, 2011, our dedicated customer service team consisted of approximately 380 employees. With the growth of our player base and the expansion of our game portfolio, we expect to continue to expand the size of our customer service team. In addition to providing customer service to our players, our representatives also collect player comments and generate weekly reports for our management and operations that summarize important issues raised by players as well as how such issues have been addressed.

Our Proprietary Technology

As a developer of MMORPGs, we have focused our technology development efforts on making our games truly massively multiplayer. These efforts have resulted in proprietary server technology that enables a greater number of players to simultaneously interact in our games. This technology allows us to “cluster” together a number of servers to create greater capacity for each of the shards in which our players’ characters exist. For example, in each of the games in the ZT Online franchise, over 40,000 players are able to interact in a single shard, which we believe is more than most other MMORPGs in China.

Operational Infrastructure

We believe we have a reliable and secure operational infrastructure to fully support our games. As of December 31, 2011, our server network for our game operations consisted of approximately 4,331 servers in 243 server groups with the capacity to accommodate up to six million concurrent online users. These servers, all of which are owned by us, are located at internet data centers in eight major cities in China, consisting of Shanghai, Beijing, Shenzhen, Wuhan, Xi’an, Tianjin, Zhengzhou and Nanjing, each of which has a fully redundant power supply and diesel power generator backup.

We directly access the internet backbone network through 79 gigabyte bandwidth lines jointly supplied by China Telecom and China Netcom. Our primary hardware suppliers include Hewlett-Packard, Huawei, Cisco and Network Appliance, and we have entered into agreements with each of them for warranty and maintenance services for our hardware platform. As of December 31, 2011, we employed 51 technical support staff to maintain our current technology infrastructure and develop new software features to further enhance the functionality of our management and security systems.

We take stringent measures to ensure the security of our players’ data on our servers. We have successfully obtained ISO 27001 certification, which relates to all forms of information security.

Competition

Our principal competitors include:

•	domestic online game developers and operators in China, including Tencent Holdings, Ltd., Changyou.com Limited, Perfect World Co., Ltd., Shanda Games Limited, NetEase.com and

•	overseas online game developers that license their games for operation in China, such as Blizzard Entertainment.

Our MMORPGs are currently competing with, among others, the following MMORPGs in China:

•	Fantasy Westward Journey, developed and operated by NetEase.com, Inc.;

•	World of Warcraft, developed by Blizzard Entertainment and operated by NetEase.com, Inc. in China;

•	Tian Long Ba Bu, developed and operated by Changyou.com Limited;

•	Zhu Xian, developed and operated by Perfect World, Co., Ltd.; and

•	MIR II, developed by Wemade Entertainment Co. Ltd. and operated by Shanda Games Limited.

Other companies may compete with us in marketing activities, quality of online games, and for our distribution network. Some of our competitors have significantly greater financial and marketing resources than we do. For a discussion of risks relating to competition, see “Risk Factors — Risks Related to Our Business and Industry — We face significant competition, which could reduce our market share and adversely affect our business, financial condition and results of operations.”

Intellectual Property

Our intellectual property is an essential element of our business operations. Our intellectual property rights include copyrights, trademarks and domain names associated with the name “Zheng Tu” and “ztgame” in China, and other rights associated with our websites, technology platform, self-developed game software and other aspects of our business.

We rely on copyright, trademark, trade secret and other intellectual property law, as well as non-competition, confidentiality and license agreements with our employees, suppliers and business partners, and internal security measures to protect our intellectual property rights. Our employees are generally required to enter into agreements pursuant to which they undertake to keep confidential all information relating to our methods, business and trade secrets during, and for two years after, the period of their employment with us. We also protect our intellectual property, including the server side software for our online games, by maintaining stringent security controls at our officers and by requiring high security standards at the various internet data centers where our servers are housed.

The following table sets forth the software copyright registration information relating to the games that we registered with the State Copyright Bureau of China and operated as of March 31, 2012:

Registered Software	Copyright Owner
Giant Online Software Version 1.0	Zhengtu Information

ZT Online Software Version 3.0	Zhengtu Information

ZT Online PTP Software Version 1.0	Zhengtu Information

ZT Online Classic Software Version 1.0	Zhengtu Information

ZT Online 2 Software Version 2.0	Zhengju Network

ZT Online Green Edition Software Version 1.0	Zhengtu Information

My Sweetie Software Version 1.0	Zhengtu Information

The Golden Land Software Version 1.0	Zhengtu Information

XT Online Software Version 1.0	Snow Wolf Software

Dragon Soul Software Version 1.0	Zhengtu Information

We own the rights to over 46 domain names, including our official websites and domain names registered in connection with ZT Online. As of December 31, 2011, we own 479 registered trademarks in China and overseas and are in the process of applying for the registration of 213 trademarks in China and 40 trademarks overseas. Despite our precautions, it may be possible for third parties to obtain and use our intellectual property. Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business. See “Risk Factors — Risks Relating to Our Business —Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business.”

Insurance

Insurance companies in China offer limited business insurance products and do not, to our knowledge, offer business liability insurance. While business interruption insurance is available to a limited extent in China, we have determined that, based on the relatively low risk of disruption, the cost of such insurance and the difficulties associated with obtaining such insurance on commercially reasonable terms make it impractical to purchase such insurance. As a result, we do not have any business liability, disruption or litigation insurance coverage for our operations in China. Except for legally required automobile liability insurance, we also do not carry any property or casualty insurance. Any business disruption or litigation, or any liability or damage to, or caused by, our facilities or our personnel may result in our incurring substantial costs and the diversion of resources. Besides the legally required social insurance, we maintain commercial health insurance and life insurance coverage for all our employees and executive officers. In addition, we maintain director and officer insurance.

Facilities

Our principal offices include approximately 11,200 square meters of space located at No. 3 Building, 700 Yishan Road, Shanghai, which we purchased in 2010 and received the property ownership certificate in 2011. In addition, our principal research and development facilities are located at 988 Zhongkai Road, Zhongshan Street, Songjiang District, Shanghai, in facilities that consist of approximately 7,500 square meters of office space and 91 staff apartments. We lease our Songjiang facilities from Shanghai Jiante, a related party that is controlled by Yuzhu Shi, our chairman and chief executive officer. For a discussion of our lease agreement with Shanghai Jiante, see “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions.” We also lease additional office space in Shanghai, Chengdu, Hangzhou, Beijing, Wuxi and Zhuhai. We believe our existing facilities are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

Regulation

Our business, including the operation of online games and the posting of online game-related content on our websites, is subject to various Chinese laws and regulations relating to the telecommunications industry, the internet and the online game industry, and is regulated by various government authorities, including the State Council, the Ministry of Industry and Information Technology, or MIIT, GAPP, the State Administration for Industry and Commerce, or SAIC, the Ministry of Culture, or MOC, the National Copyright Administration, or NCA, the Ministry of Public Security, or MPS, and the Bureau of State Secrecy, or BSS.

The principal Chinese regulations governing internet content as well as online game services in China include:

•	Telecommunications Regulations (2000);

•	the Administrative Rules for Foreign Investments in Telecommunications Enterprises (2008);

•	the Administrative Measures for Telecommunications Business Operating Licenses (2009);

•	the Internet Information Services Administrative Measures (2000);

•	the Tentative Measures for Administration of Internet Culture (2011);

•	the Notice on Issues Relating to the Implementation of The Tentative Measures for Administration of Internet Culture (2011);

•	the Tentative Measures for Administration of Internet Publication (2002);

•	the Foreign Investment Industrial Guidance Catalogue (2011);

•	the Administrative Measures on Software Products (2009);

•	the Notice on Enhancing the Content Review Work of Online Game Products (2004);

•	Some Opinions of the Ministry of Culture and the Ministry of Information Industry on the Development and Administration of Online Games (2005);

•	the Notice on the Work of Purification of Online Games (2005);

•	the Notice on Strengthening the Administration of Foreign Investment in the Operation of Value-Added Telecommunication Business (2006);

•	the Notice on the Implementation of Online Game Anti-addiction System to Protect the Physical and Psychological Health of Minors (2007);

•	the Administrative Measures on Internet Electronic Bulletin Board Services (2000);

•	the Measures on Computer Software Copyright Registration (2002);

•	the Notice of the Ministry of Culture on Enhancing the Supervision on Internet Culture Market (2002);

•	the Notice relating to Further Strengthening the Administration Work on Internet Cafés and Internet Games (2007);

•	the Administrative Provisions on the Publishing of Electronic Publications (2008);

•	the Notice on Strengthening the Administration of the Virtual Currency in Online Games (2009);

•

the Notice Regarding the Consistent Implementation of the Stipulations on “Three Provisions” of the State Council and the Relevant Interpretations of the State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of Pre-examination and Approval of Internet Games and the Examination and Approval of Imported Internet Games (2009);

•	the Notice on Improving and Strengthening the Administration of Content in Online Games (2009);

•	the Tentative Measures for Online Game Administration (2010) ;

•	the Notice on the Implementation of the Tentative Measures for Online Game Administration (2010); and

•	The Several Provisions Regulating the Order of Market for Internet Information Services (2011).

Restrictions on Foreign Ownership

Current Chinese laws and regulations impose substantial restrictions on foreign investors to engage in online game businesses in China. Pursuant to these regulations, a foreign investor is currently prohibited from owning more than 50% of the equity interest in a foreign-invested telecommunications enterprise that provides value-added telecommunications services (including wireless paging business in basic telecommunications services). Internet content services are classified as basic telecommunications businesses and value-added telecommunications businesses. In addition, foreign-owned enterprises are currently not permitted to apply for some kind of licenses that are essential for online game operations in China. As a result, we conduct our internet content and online game businesses in China through contractual arrangements entered into between our PRC subsidiary, Shanghai Zhengtu Information Technology Co., Ltd, or Zhengtu Information, and Shanghai Giant Network Technology Co., Ltd, or Giant Network, which is wholly owned by Lv Zhang, Wei Liu, Chen Cheng, Tao Yue, Kai Chen, Haixiao Lin, Yonggui Wang, Fabing Qu, Yuliang Feng and Shanghai Lan Lin Bio-Technology Co., Ltd, all of whom are PRC citizens or entities.

In July 2006, the MIIT issued the Notice on Strengthening the Administration of Foreign Investment in the Operation of Value Added Telecommunication Business, or the New MIIT Notice, which reiterates certain provisions under the Administrative Rules on Telecommunications Enterprises. According to the New MIIT Notice, foreign investors can only operate a telecommunications business in China by establishing a telecommunications enterprise with a valid telecommunications business operation license. Domestic ICP license holders are prohibited from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, or providing any resources, sites or facilities to foreign investors to facilitate the illegal operation of telecommunications business in China. The New MIIT Notice also requires that ICP license holders (including their shareholders) shall directly own the domain names and register trademarks used by their own in daily operations. The New MIIT Notice further requires each ICP license holder to have necessary facilities for its approved business operations and to maintain such facilities within its licensed regions. In addition, all value-added telecommunication service providers are required to improve the network and information security, draft relevant information safety administration regulations and set up networks and information safety emergency plans. The provincial communications administration bureaus in charge of telecommunications services were required to ensure that existing ICP license holders would conduct a self-assessment of their compliance with the New MIIT Notice and to submit status reports to the MIIT before November 1, 2006. For those who are not in compliance with the above requirements and fail to rectify the noncompliance within the limited period set by provincial communications administration bureaus, the provincial communications administration bureaus may revoke their operating licenses.

In September 2009, the GAPP, the State Bureau of Copyright and the National Office of Combating Pornography and Illegal Publications jointly published the Notice Regarding the Consistent Implementation of the Stipulations on “Three Provisions” of the State Council and the Relevant Interpretations of the State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of Pre-examination and Approval of Internet Games and the Examination and Approval of Imported Internet Games, or the GAPP Notice. The GAPP Notice restates the general principle espoused in recently promulgated regulations that foreign investment is not permitted in internet game operating businesses in China. Article IV of the GAPP Notice prohibits foreign investors from participating in internet game operating businesses via wholly owned, equity joint venture or cooperative joint venture investments in China, and from controlling and participating in such businesses directly or indirectly through contractual or technical support arrangements. In the event of a violation of these provisions, GAPP shall, in conjunction with the relevant departments of the State, investigate and handle the same in accordance with the law. In serious cases, the relevant licenses and registrations shall be cancelled. See “Risk Factors — Risks Related to the Regulation of Our Business — Substantial uncertainties and restrictions exist with respect to the application and implementation of PRC laws and regulations in the online game industry. If the PRC government finds that our past or current structure for our business operations does not comply with PRC laws and regulations, we may lose control of Giant Network, resulting in its deconsolidation, and could be subject to severe penalties, including the shutting down of our operations.”

In our opinion, except as otherwise disclosed in this annual report, the ownership structure of Zhengtu Information and Giant Network and our contractual arrangements with Giant Network and its shareholders comply with all existing PRC laws, rules and regulations. However, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there may be changes and other developments in the PRC laws and regulations or their interpretations. Accordingly, we cannot assure you that Chinese government authorities will ultimately take a view that is consistent with our opinion.

Regulation of Licenses

Online game operators are required to hold a variety of permits and licenses, which, among others, include:

ICP License. Under current Chinese laws and regulations, a commercial operator who provides internet content services must obtain a value-added telecommunications business operating license, or ICP license, from the appropriate telecommunications authorities in order to carry on any commercial internet content operations in China. At present, our affiliated entity Giant Network holds a valid ICP License.

Internet Culture Operation License. With respect to the online game industry in China, since online games fall into the definition of “internet culture products” under the Tentative Measures for Administration of Internet Culture issued by MOC on February 17, 2011, which replaced the previous Tentative Measures for Administration of Internet Culture issued by MOC on May 10, 2003, a commercial operator of online games must, in addition to the ICP license, obtain an internet culture operation license from the appropriate culture administrative authorities for its operation of online games. At present, Giant Network holds a valid internet culture operation license.

Internet Publishing License. The GAPP and the MIIT jointly impose a license requirement to companies that intend to engage in internet publishing, defined as any online transmission act by an internet information service provider to select, edit and publish content or programs on the internet or transmit such content or programs to for public browsing, perusal, use or downloading. According to the Tentative Measures for Administration of Internet Publication (2002), the provision of online games is identified as an internet publication activity. Therefore, an online game operator must obtain the approval from the appropriate press and publication administrative authorities as an internet publisher in order to carry on its online game businesses in China. Giant Network currently holds a valid internet publishing license.

Online Bulletin Board Service Approval. The MIIT has promulgated rules requiring ICP license holders that provide online discussion forum services to obtain approval from relevant telecommunication authorities. Giant Network has received these approvals in connection with the discussion forums that we operate.

In addition to the aforementioned permits and licenses that are required for online game operators, additional permits or licenses are required for operations of each online game. These include, among others, those set forth below in “Regulation of Internet Content” and “Regulation of Information Security.”

Regulation of Internet Content

The Chinese government promulgates measures relating to internet content through a number of ministries and agencies, including the MIIT, the MOC and the GAPP. These measures specifically prohibit internet activities, which include the operation of online games that result in the publication of any content which is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of China, or compromise State security or secrets. If an ICP license holder violates these measures, the Chinese government may revoke its ICP license and shut down its operations. Under the Administrative Provisions on the Publishing of Electronic Publications promulgated on February 21, 2008 and other regulations issued by GAPP, if a PRC company is contractually authorized to publish online games imported or licensed from abroad, it must obtain the approval of, and register the copyright license contract with GAPP. In addition, according to the Notice on the Work of Purification of Online Games jointly issued by the MOC, the MIIT and other governmental authorities in June 2005, online games software must be registered and filed as software products in accordance with the Administrative Measures on Software Products for the purpose of being operated in China. Furthermore, in accordance with the Notice on Enhancing the Content Review Work of Online Game Products (2004) promulgated by the MOC, imported and domestic online games are subject to a content review by or filing with the MOC prior to operation of the same in China. On April 24, 2009, the MOC issued the Public Announcement on Regulating Applications for the Examination of the Content of Imported Online Game, or the Announcement. The Announcement emphasizes that enterprises operating imported online games must have the content of those games examined and approved by the MOC. On November 13, 2009, the MOC issued the Circular on Improving and Strengthening the Administration of Content in Online Games. This circular emphasizes that a correct culture value tendency shall be maintained to enhance the culture implication in online games, and modes of the games which mainly comprise of upgrading by killing beasts, the PK system and the marriage system in the game shall be restricted to protect minor game players by guiding them in registration and limiting their gaming time through technical measures. This circular also requires online game operators to establish and maintain committees to monitor game content.

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

On December 29, 2011, the MIIT issued the Several Provisions Regulating the Order of Market for Internet Information Services, which will take effect on March 15, 2012. Those provisions emphasizes that MIIT will supervise internet information service activities according to laws and internet information service providers are not allowed to conduct activities like maliciously interfering with services of other internet service providers on the user terminals, maliciously interfering with the download, install, run and upgrade of software products related to the internet information services, fabricating, spreading false facts prejudicing the legitimate interests of other internet service providers, defaming services or products of other internet service providers and etc.

Regulation of Information Security

Internet content in China is also regulated and restricted in relation to state security. The Standing Committee of the National People’s Congress, China’s national legislative body, has enacted a law that can subject offenders to criminal punishment in China if he or she engages in any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights.

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

In addition, the PRC Law on Preservation of State Secrets, which became effective on October 1, 2010, and was amended on April 29, 2011, requires an Internet service provider to discontinue disseminating any information it believes to leak state secrets and to report to the state security and public security authorities. Failure to do so on a timely and adequate basis may subject the Internet service provider to liability and certain penalties given by the BSS, the MPS and/or the MIIT or their respective local branches.

Import and Export Regulation

Our ability to obtain intellectual property rights to online games from outside of China and from Hong Kong, Macau and Taiwan is subject to several regulatory restrictions. We are required to obtain approval of imported internet games from GAPP. In the event our imported internet games operation services in China have not been examined and approved by GAPP, GAPP may inform the relevant local department for the administration of press and publication to ban the same in accordance with the law and suspend the our relevant operation, and inform the department for the administration of telecommunications to cancel the relevant internet access service and close down the related websites. The Ministry of Commerce requires us to register any agreement with an exporter of technology, including those exporters based in Hong Kong, Macau, Taiwan and areas outside of China, whenever we import technologies such as online game software into China. In addition, the Ministry of Culture requires us to submit each online game that we wish to import for content review and approval. If we import into China and operate online games without obtaining game content approval, the Ministry of Culture may impose certain penalties on us, including the revocation of our internet culture operation license that we require to operate online games in China. Furthermore, the State Copyright Bureau requires us to register copyright import agreements that relate to imported software. Without completing registration with the State Copyright Bureau, we are not permitted to publish or reproduce imported game software in China. The Ministry of Information Industry also requires us to register online games that we wish to import into China. We require this registration in order to operate an imported online game in China.

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

The PRC Patent Law protects external design patents, invention patents and utility patents. Invention patents are valid for 20 years, whereas utility patents and external design patents are each valid for ten years.

The MIIT amended its Administrative Measures on China Internet Domain Names in the PRC in 2004. According to the revised regulation, domain name owners are required to register their domain names. The regulation prohibits the registration and use of domain names with the following content that may:

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

Software Development Activity Regulations

On October 27, 2000, the MIIT issued the Administrative Measures on Software Products to regulate software products and promote the development of the software industry in the PRC. This regulation has been amended and replaced by the new Software Measures issued by the MIIT on March 1, 2009, effective as of April 10, 2009. Pursuant to the new Software Measures, software developers or producers are allowed to sell or license their software products independently or through agents. Software products developed in the PRC can be registered with the local provincial government authorities in charge of the information industry and filed with the MIIT. Upon registration, the software products shall be granted registration certificates. Each registration certificate is valid for five years and may be renewed upon expiration. Software products developed in the PRC that satisfy the requirements of the Software Measures and have been registered and filed in accordance with the Software Measures may enjoy preferential treatments under relevant policy of the State Council. The MIIT and other relevant departments may supervise and inspect the development, production, sale and import and export of software products in the PRC.

Internet Café Regulation

Internet cafés are required to obtain an Internet Culture Operation license from the MOC and then register with the SAIC, and are subject to requirements and regulations with respect to their location, size, number of computers, business hours and the age limit of our customers. For instance, a regulation prohibits internet cafés from operating during the hours from 12 a.m. to 8 a.m. and from granting minors access to internet cafés. Although we do not own or operate any internet cafés, many Internet cafés distribute our prepaid game cards. The Chinese government has promulgated several regulations administrating internet cafés, thereby intensifying restrictions on internet cafés, which are currently the primary retail outlets for our prepaid game cards and venue for players to play our online games. A notice jointly issued by 14 PRC national government authorities, including the MIIT, the MOC and the GAPP in February 2007 suspended nationwide approval for the establishment of new internet cafés in 2007 and enhanced the punishment for internet cafés admitting minors. Intensified government regulation of internet cafés could restrict our ability to maintain or increase our net revenues and expand our player base.

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

Privacy Protection

Chinese law does not prohibit internet content providers from collecting and analyzing personal information from their users. We require our players to accept a user agreement whereby they agree to provide certain personal information to us. Chinese law prohibits internet content providers from disclosing to any third parties any information transmitted by users through their networks unless otherwise permitted by law. If an internet content provider violates these regulations, the MIIT or its local bureaus may impose penalties, and the internet content provider may be liable for damages caused to its users.

Protection of Minors

In April 2007, eight government authorities, including among others the MIIT, GAPP and the Ministry of Education, jointly issued the Notice on the Implementation of Online Game Anti-addiction System to Protect the Physical and Psychological Health of Minors, or the Anti-Addiction Notice, requiring all Chinese game operators to adopt an “anti-addiction system” in an effort to curb addictive behavior by minors (defined as those under the age of 18 years). Under the Anti-Addiction Notice, three hours or less of continuous play by minors is considered to be “healthy,” three to five hours of continuous play by minors is considered to be “fatiguing,” and five hours or more of continuous play by minors is considered to be “unhealthy.” Game operators are required to reduce the value of game benefits by half if the minor player has reached the “fatiguing” level, and to reduce the value of game benefits to zero if the minor player has reached the “unhealthy” level. The Anti-Addiction Notice does not limit adults’ playing time. In order to implement the Anti-Addiction Notice, game operators must adopt a real-name registration system, which will require online game players to register their real identification information before they can play online games to verify their age and identity. Failure to comply with the requirements under the Anti-Addiction Notice may subject us to penalties, including but not limited to suspension of our operation of online games, revocation of our licenses and approvals for our operations, rejection or suspension of our application for approvals, licenses, or filings for any new game, or prohibiting us from operating any new game.

On January 15, 2011, MOC, MIIT and six other central government authorities jointly issued a circular entitled Implementation of Online Game Monitor System of the Guardians of Minors, or the Monitor System Circular, aiming to provide specific protection measures to monitor the online game activities of minors and curb addictive online game playing behaviors of minors. Under the Monitor System Circular, online game operators are required to adopt various measures to maintain a system to communicate with the parents or other guardians of minors playing online games and online game operators are required to monitor the online game activities of minors, and must suspend the account of a minor if so requested by the minor’s parents or guardians. The monitoring system has been formally implemented commencing March 1, 2011.

On July 1, 2011, the GAPP, the MIIT, the Ministry of Education and five other governmental authorities issued a Notice on Initializing the verification of Real-name Registration for Anti-Addiction System on Internet Games, or the Real-name Registration Notice to strengthen the implementation of the anti-addiction system and real-name registration, which took effect on October 1, 2011. The Real-name Registration Notice’s main focus is to prevent minors from using an adult’s ID to play Internet games and, accordingly, the notice imposes stringent punishments on online game operators that do not implement the required anti-addiction and real-name registration measures properly and effectively. The most severe punishment contemplated by the Real-name Registration Notice includes suspension of operation of online games, revocation of game operator’s licenses and approvals, rejection or suspension of game operator’s application for approvals, licenses, or filings for any new game if such game operator is found to be in violation of any of the government issued notices including the Anti-Addiction Notice, the Monitor System Circular or the Real-name Registration Notice.

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

Overseas Investment by Domestic Resident Regulations

In October 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005. Under Notice 75, PRC residents, whether natural or legal person, must register with the relevant local SAFE branch prior to their establishment or control of an offshore entity established for the purpose of overseas equity financing involving onshore assets or equity interests held by them, and must also make filings with SAFE thereafter upon the occurrence of certain material capital changes. The notice applies retroactively to direct or indirect investments previously made by PRC residents in offshore companies. Starting in May 2007, SAFE has issued a series of subsequent guidances to its local branches for implementing Notice 75, including the most recent Notice of SAFE on Printing and Distributing the Implementing Rules for the Administration of Foreign Exchange in Fund-Raising and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Circular 19, which came into effect as of July 1, 2011. Circular 19 standardizes more specific and stringent supervision on the registration and supplemental registration for established SPVs relating to Notice 75. Specifically it requires PRC residents holding any equity interest in SPVs, directly or indirectly, controlling or nominal, to make registration with SAFE and imposes obligations on the PRC subsidiaries of SPVs to facilitate and urge registrations by relevant PRC residents and to file with SAFE the stock options granted by SPVs to any PRC resident. The registration and filing procedures under Notice 75 are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholders loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, income at liquidation, equity sale proceeds, or the return of funds upon a capital reduction.

New M&A Regulations and Overseas Listings

In August 8, 2006, six government agencies including the Ministry of Commerce, the State Assets Supervision and Administration Commission, or SASAC, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC, and SAFE, jointly promulgated a regulation entitled “Regulation on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors,” or the New M&A Rule, which became effective on September 8, 2006, and were amended on June 22, 2009. Under the New M&A Rule, acquisition of any PRC enterprise, directly or indirectly, by a foreign investor need to be approved by Ministry of Commerce or its local branches; and furthermore, when such investor and the acquired PRC enterprise have any affiliating relationship, special approval from Ministry of Commerce is required. The New M&A Rule also contains a provision requiring offshore SPVs formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC individuals to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

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

Employee Share Options

In December 2006, the People’s Bank of China promulgated the Administrative Measures on Individual Person Foreign Exchange, or the PBOC Regulation, setting forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under the current account and the capital account. In January 2007, SAFE issued the implementation rules for the PBOC Regulation which, among others, specified the approval requirement for certain capital account transactions such as a domestic individual’s participation in the employee stock ownership plan or stock options plan of an overseas listed company. In February 2012, the SAFE promulgated the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas-Listed Company, or the Stock Option Rule, which replaced the Implementing Procedures on Administration of Foreign Exchange regarding PRC Individuals’ Participating in Employee Stock Ownership Plan and Stock Option Plan of Overseas Listed Companies issued by SAFE on March 28, 2007. Under the Stock Option Rule, PRC domestic individuals who will participate in any stock incentive plan including the employment stock ownership plan or the stock option plan or similar plan of an overseas listed company are required to appoint a PRC agent to register with the relevant local SAFE branch and deal with the relevant foreign exchange matters related to the stock incentive plan in the PRC. Under the Stock Option Rule, PRC domestic individuals include PRC citizens including Hong Kong, Macao and Taiwan nationals) and foreign nationals who have continuously resided in China for at least a year, and a PRC agent may be a domestic company participating in the stock incentive plan or a domestic institution that is qualified to engage in assets custodian business and has been duly designated by a domestic company. The individuals’ foreign currency dominated income received from the sale of shares or dividends distributed by the overseas-listed company which is repatriated back to China shall first be remitted into a collective foreign exchange account opened and managed by the PRC agent before distribution to such individuals in a foreign currency or in RMB. Failure to comply with the Stock Option Rule may subject the plan participants, the company offering the plan or the relevant intermediaries, as the case may be, to penalties under PRC foreign exchange regime. However, as these rules have only been recently promulgated, it is currently unclear as to how these rules will be interpreted and implemented. In addition, the General Administration of Taxation has issued certain circulars concerning employee stock options. Pursuant to these circulars, our employees working in China who exercise stock options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options with relevant tax authorities and withhold individual income taxes of those employees who exercise their stock options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorities or any other PRC government authorities.

Cross-border Direct Investment in Renminbi

On October 12, 2011, MOFCOM issued the Notice of the Ministry of Commerce on Issues concerning Cross-border Direct Investment in Renminbi, which provides that foreign investors are permitted to make direct investments in PRC by legally obtained offshore Renminbi. The offshore Renminbi as mentioned in this notice refers to (i) Renminbi obtained by foreign investors from Renminbi settlement of cross-border trades, Renminbi profits as well as Renminbi from share transfer, capital reduction, liquidation and advance recovery of investment which are legally obtained by foreign investors from within PRC and remitted out of PRC, and (ii) Renminbi legally obtained by foreign investors from outside PRC, without limitation Renminbi obtained by means such as an offshore issue of RMB-denominated bonds or stocks. The foreign direct investments in Renminbi shall also be subject to the requirements of laws and regulations on foreign investments and other relevant provisions, and shall comply with the national industrial policies on foreign investments and relevant provisions on the security review of mergers and acquisitions by foreign investors and the anti-monopoly examination. On October 13, 2011, the PBOC issued the Management Rules on the Settlement of Foreign Direct Invested Renminbi, which provide that foreign invested enterprises with RMB-dominated foreign direct investment must register with the PBOC or its local branch after obtaining the permit from MOFCOM.

C. Organizational Structure

The following diagram illustrates our current corporate structure and the place of formation and affiliation of each of our subsidiaries and our affiliated entity as of the date of this annual report: (1)

Giant Interactive Group Inc. (Cayman Islands)
100%
Eddia International Group Limited (British Virgin Islands)
100%
Giant Interactive (HK) Limited (Hong Kong, China)
100%
Shanghai Zhengtu Information Technology Co., Ltd. (China)
100%
Zhuhai Zhengtu Information Technology Co., Ltd. (China)
100%
Shanghai Zhengduo Information Technology Co., Ltd. (China)
51.07%
Hangzhou Snow Wolf Software Co., Ltd. (China)
51%
Shanghai Jujia Network Technology Co., Ltd (China)
51%
Shanghai Juhuo Network Technology Co., Ltd. (China)
51%
Shanghai Juhe Network Technology Co., Ltd. (China)
100%
Shanghai Zhengju Information Technology Co., Ltd. (China)
100%
Shanghai Juyan Network Technology Co., Ltd. (China)
51%
Chengdu Jufan Network Technology Co., Ltd. (China)
51%
Shanghai Juquan Network Technology Co., Ltd. (China)
(2), (3)
Yuliang Feng 6.375%
Haixiao Lin 5%
Wei Liu 1.625%
Chen Cheng 1.625%
Shanghai Lanlin Bio-Technology Co., Ltd. (4) (China) 75%
Shanghai Giant Network Technology Co., Ltd. (China)
Lv Zhang 1.25%
Tao Yue 1.375%
Fabing Qu 1%
Yonggui Wang 1%
Kai Chen(5) 5.75%
50.625%
Wuxi Giant Network Technology Co., Ltd. (China)
74.04%
Shanghai Haoji Network Technology Co., Ltd. (China)
100%
Beijing Julun Network Information Technology Co., Ltd. (China)
51%
Shanghai Juxin Network Technology Co., Ltd. (China)
51%
Wuxi Tiema Network Technology Co., Ltd. (China)
100%
Beijing Giant Glorious Mission Network Technology Co., Ltd. (China)
51%
Wuxi Tiequan Network Technology Co., Ltd (China)

(1)	For risks relating to our current corporate structure, see “Risk Factors — Risks Related to the Regulation of Our Business.”

(2)	Agreements that provide us with effective control over Shanghai Giant Network Technology Co., Ltd., or Giant Network, include irrevocable powers of attorney, share pledge agreements, purchase options and cooperation agreements.
(3)	The economic benefits and losses of Giant Network accrue to Shanghai Zhengtu Information Technology Co., Ltd. pursuant to an exclusive technical consulting and services agreement, and an online game software sales and licensing agreement.
(4)	Shanghai Lanlin Bio-Technology Co., Ltd., or Shanghai Lanlin, is wholly beneficially owned by Yuzhu Shi, our chairman and chief executive officer, through (i) his 95% interest in Giant Investment Co., Ltd. (which holds a 90% interest in Shanghai Lanlin), (ii) a written statement by Jinhua Niu (who holds a 5% interest in Giant Investment Co., Ltd.) disclaiming all ownership rights in Giant Investment Co., Ltd. in favor of Yuzhu Shi and (iii) a proxy shareholding agreement with Kai Chen (who holds a 10% interest in Shanghai Lanlin) which gives Yuzhu Shi all beneficial ownership rights of Kai Chen’s shares in Shanghai Lanlin.
(5)	Kai Chen holds 0.75% on his own behalf, 1% on behalf of Min Tang, 0.625% on behalf of Yonghua Lu, 0.375% on behalf of Yong Chu, 0.75% on behalf of Yongjun Fei, 0.25% on behalf of Zhaoyou Huang, 0.375% on behalf of Wenqing Wang, 0.25% on behalf of Jin Xu, 1% on behalf of Yan Zeng and 0.375% on behalf of Lianlong Zhang.

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

D. Property, Plant and Equipment

See “Item 4. Information on the Company — Business Overview — Facilities” and “Information on the Company — Operational Infrastructure.”

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

We commercially launched our first internally-developed MMORPG game, ZT Online, in January 2006. We currently operate eleven online games, among which nine are self-developed, including the five games in the ZT Online franchise.

We offer virtual items and services available for in-game purchase in our free-to-play games. Players of our games can obtain virtual items and services by using game points purchased through our distribution network in the form of physical or virtual prepaid game cards or directly on our game website.

In addition to our historical success with internally developed games, we began to expand our game pipeline by licensing games from third party developers. In December 2009 and January 2010, respectively, we acquired the exclusive operation licenses for Elsword, a 3D Casual MMO, and Allods Online, a 3D MMORPG in China. The Elsword was commercially launched in the fourth quarter of 2011 while the Allods Online is expected to be launched in later 2012. While we expect the MMORPG segment to continue to grow among the various segments in the Chinese online game industry, we expect to develop additional games in other game segments such as webgame and mobile games, which we believe will enjoy a higher growth rate than MMORPG in the near future.

Although substantially all of our revenues are generated through our own game operations in China, we have begun to derive revenues from licensing our games to third party operators in other territories including Southeast Asia, Japan, South Korea, Brazil, North America, Europe, Russia and other Russian speaking territories since 2006.

In 2009, 2010 and 2011, our net revenues were RMB1,303.8 million, RMB1,332.8 million and RMB1,792.2 million (US$284.8 million), respectively. Our net income for the same years was RMB859.0 million, RMB807.6 million and RMB906.4 million (US$144.0 million), respectively. As of December 31, 2010 and December 31, 2011, deferred revenues and advances from distributors totaled RMB518.3 million and RMB611.5 million (US$97.2 million), respectively. Deferred revenues and advances from distributors represent amounts that we have received for sales of our prepaid game cards and game points that have not yet been recognized as net revenues. Our quarterly peak concurrent users for all of the games we operate in China were 1,713,000 and 2,339,000 for 2010 and 2011, respectively. Our quarterly average concurrent users for all of the games we operate in China were 595,000 and 642,000 for 2010 and 2011, respectively.

Factors Affecting Our Results of Operations

We have benefited from a number of trends that are currently accelerating the growth of the online game industry in China, including overall economic growth that has resulted in increased disposable income and discretionary consumer spending; increasing use of the internet with the growth of personal computers and broadband internet penetration; growing popularity of online games compared with other forms of entertainment; and favorable demographic trends, particularly the growth in China’s core online game-playing population. However, recent competitiveness in the online game industry in China presents new challenges to our business.

Company-specific factors that may affect our future financial condition and results of operations include the following:

•	the availability, quality and playability of our games;

•	the number of games that we offer players, and our pricing relative to our competitors;

•	the popularity of our competitors’ games and the growing competitiveness in the market;

•	our research and development efforts, which tend to be more costly during the development stage of a new game, and ability to incorporate the latest gaming technologies and graphics into our games;

•	the reorganization of our game development studios and the profit sharing mechanism in connection with such reorganization;

•	costs of expansion and purchase of servers and equipment in anticipation of new games;

•	changes in our game rules and the corresponding impact on player behavior and purchasing patterns;

•	the quality, variety, popularity and mix of virtual items and services available for purchase in our free-to-play games and related in-game promotional efforts;

•	licensee fees and royalty payments for games licensed from third party developers;

•	the amount of overseas licensing net revenues generated through our licensing arrangements with operators of our games;

•	our introduction of new online games, which may attract players away from our established games, and the mix of sales of our games;

•	change in pricing strategies for our new games and its impact on our operating metrics;

•	the mix of sales through our distributors (who purchase prepaid game cards at a discount to their face value) and direct sales of game points to players through our website;

•	the breadth and depth of our distribution network and the corresponding availability of our prepaid game cards;

•	the success of our advertising and promotional efforts;

•

seasonality of our sales of prepaid game cards and revenue recognition based on our game players’ behavior, during and around the Chinese New Year holidays in the first quarter and the National Day holidays in the fourth quarter, when fewer of our targeted players play our games;

•

the period of time over which we recognize revenue for some of our virtual items in our free-to-play games, which in certain cases is based on the estimated lifespan of our virtual items, which are adjusted from time to time; and

•	the success of our investments and merger and acquisition activities.

Reorganization of Our Game Development Studios

As a result of our game development studio reorganization in 2009 and 2010, a portion of the net income generated by games developed or supported by our game development studios will be attributable to the non controlling shareholders of the studios. We expect such reorganization will help increase our net revenues and gross margin, but our net income may be adversely affected as a result of the profit-sharing mechanism. Under such arrangement, in particular in the case of ZT Online 2 which contributed to a substantial portion of our net revenues in 2011 and is expected to be the key driver of our revenue growth in 2012. As revenues generated from ZT Online 2 continue to grow, we believe that our top line growth stimulated by this new profit-sharing mechanism will help mitigate the adverse impact resulted from the net revenues attributable to the non controlling shareholders of the game development studios.

Key Operating Metrics

Our management uses a number of user statistics to evaluate the performance of our company, including, among others, average concurrent users, peak concurrent users, active paying users and average revenues per user. The following tables set forth the above-mentioned user statistics of our company for the periods indicated.

	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
	(in thousands, except average revenues per user)
Average Concurrent Users	584	586	654	661	667
Peak Concurrent Users	1,713	1,916	2,122	2,297	2,339
Active Paying Players	1,693	1,779	1,994	2,087	2,167
Average Revenues per User (RMB)	215	216	212	217	221

Although we commercially launched ZT Online 2 in September 2011, the number of players of our ZT Online 1 series remained quite stable and therefore we did not experience any substantial decrease in our user statistics for ZT Online 1 Series. Along with the growth in our online game net revenues and the commercial launch of ZT Online 2, the number of our average concurrent users, peak concurrent users and active paying users continued to grow in 2011 on a quarterly basis. The user statistics for average concurrent users, peak concurrent users and active paying users in the fourth quarter of 2010 were 584,000, 1,713,000 and 1,693,000, respectively, as compared to 667,000, 2,339,000 and 2,167,000 in the fourth quarter of 2011, respectively. The average revenues per user, or ARPU, increased slightly from RMB215 to RMB221 (US$35.1) between the fourth quarter of 2010 to the fourth quarter of 2011 primarily as a result of the increasing popularity of ZT Online 2 after its official implement. As ZT Online 2 is still at an early stage of its lifecycle, we expect that the number of players of ZT Online 2 will continue to increase and that the ARPU for ZT Online 2 will gradually pick up, making ZT Online 2 the main growth driver of our online game net revenues in 2012.

Net revenues

Our net revenues consist of online game net revenues, licensing net revenues, and other net revenues. The following table sets forth a breakdown of our net revenues for the years indicated.

	For the Year Ended December 31,
	2009		2010		2011
	(RMB)	% of Net revenues	(RMB)	% of Net revenues	(RMB)	(US$)	% of Net revenues
	(in millions, except percentages)
Net revenues:
Online game revenues	1,293.0	99.2%	1,289.4	96.7%	1701.4	270.3	95.0%
Licensing revenues	10.7	0.8%	42.7	3.2%	54.5	8.7	3.0%
Other net revenues	0.1	—%	0.7	0.1%	36.3	5.8	2.0%
Total net revenues	1,303.8	100.0%	1,332.8	100.0%	1,792.2	284.8	100.0%

Online Game Net Revenues

Online game net revenues represent revenues that we generate from operating our online games in China. Our online game net revenues are shown net of sales discounts and business taxes related to the sale of prepaid game cards and game points. Our sales discounts consist of distributor discounts, which were typically 10% of the face value of our prepaid game cards sold to distributors in 2011, and volume-related incentives, which we pay in the form of free prepaid game cards up to generally 3% and 3.5% of the volume sold by the relevant distributor.

Business taxes are generally equal to 5% of the proceeds we receive from the sale of our prepaid game cards and game points. In 2009, 2010 and 2011, our revenue was net of business tax in the amount RMB72.7 million, RMB85.0 million and RMB111.2 million (US$17.7 million), respectively, representing 5.3%, 6.0% and 6.2%, respectively, of our gross revenues in those years.

In addition to generating online game net revenues by selling our prepaid game cards through our distribution network, we also sell game points through our website. For sales made through our website, we receive the full purchase price less an online payment processing service fee that equals to 0.3% of the purchase price, which we reflect in our cost of services. In 2011, 75.2% of our sales proceeds were derived from prepaid game cards sold through our distributors, while 24.8% of our sales proceeds were derived from game point sales made through our official game website.

Licensing Net Revenues

Licensing net revenues consist of net revenues generated from the licensing of our games to third party operators for operation both inside and outside of China. Our license agreements with third party operators generally provide for an initial license fee and a monthly revenue-based royalty fee. The initial license fee is recognized ratably over the term of the license. The royalty fees are generally equal to a fix percentage of the revenues generated by the third party operators from operating our game. In the future, we expect our licensing net revenues to increase as we continue to look for additional strategic licensing opportunities for our games for operation by third party operators in other overseas territories.

Cost of Services

Our cost of services consist of a portion of our business taxes and surcharges, compensation for employees and other personnel operating our games, computer equipment maintenance and co-location fees and internet access fees, depreciation of equipment and amortization of software and other intangible assets, and licensing fees. The following table sets forth a breakdown of our cost of services by amounts and percentages of our net revenues for the periods indicated.

	For the Year Ended December 31,
	2009		2010		2011
	(RMB)	% of Net revenues	(RMB)	% of Net revenues	(RMB)	(US$)	% of Net revenues
	(in millions, except percentages)
Net revenues	1,303.8	100.0%	1,332.8	100.0%	1,792.2	284.8	100%
Cost of services:
Sales taxes and surcharges	(39.1)	(3.0)%	(37.2)	(2.8)%	(72.8)	(11.6)	(4.1)%
Compensation	(45.4)	(3.5)%	(41.8)	(3.1)%	(51.4)	(8.2)	(2.9)%
Computer maintenance, co-location and internet access fees	(58.2)	(4.5)%	(53.8)	(4.0)%	(55.1)	(8.7)	(3.1)%
Depreciation and amortization	(49.4)	(3.8)%	(57.4)	(4.3)%	(48.4)	(7.7)	(2.7)%
Licensing fees	—	—%	—	—%	(19.7)	(3.1)	(1.1)%
Miscellaneous	(12.0)	(0.9)%	(8.9)	(0.7)%	(9.8)	(1.6)	(0.5)%
Total cost of services	(204.1)	(15.7)%	(199.1)	(14.9)%	(257.2)	(40.9)	14.4%

Sales Taxes and Related Surcharges

Our cost of services includes business taxes, value-added tax, or VAT, and related surcharges on technical and consulting fees and royalty fees charged by each of the Group’s PRC subsidiaries, Zhengtu Information, Jujia Network, Juhuo Network and Snow Wolf Software to the Group’s VIE subsidiary, Giant Network. Giant Network incurs additional business taxes and related surcharges in connection with sales of our prepaid game cards and game points. However, we present our net revenues net of these taxes and related surcharges. See “Item 5. Operating and Financial Review and Prospects — Income Tax Expense — China.”

Compensation

We account for compensation expenses for our employees that are directly involved in the operation of our online games, including our maintenance team, platform team and customer support team, as a cost of services. Compensation expenses include employee wages, share-based compensation and welfare benefits, such as social insurance, medical insurance, housing subsidies, unemployment insurance and pension benefits. We expect an increase in compensation expenses in 2012 primarily due to increases in wages and benefits.

Computer Maintenance Co-location and Internet Access Fees

Our costs associated with the maintenance of computer equipment, co-location fees and internet access fees primarily consist of co-location and internet access fees charged by third-party internet data centers from which we operate our servers. Another large component of these expenses is server maintenance costs. We typically rely on internet data centers to resolve our minor server problems, but use our own Shanghai-based maintenance team to resolve more complicated problems. In 2012, we expect our co-location and internet access fees and server maintenance costs to remain relatively stable as compared to 2011. We may, however, decide to install servers in new locations across China, which would further increase our costs.

Depreciation and Amortization

Our depreciation of equipment and amortization of software and other intangible assets relate primarily to depreciation of our servers and other computer equipment as well as capitalized product development costs. We include depreciation and amortization expenses within our cost of services when the relevant assets are directly related to the operation of our platform and provision of online games. Depreciation and amortization expenses are characterized as operating expenses in all other cases. In 2012, we expect these expenses to remain stable or decrease in connection with the development of our potential game projects.

Licensing Fees

Our cost of services did not include any third-party game licensing fees in 2009 or 2010 as all of our games in operation during those years were either self-developed or acquired. In the fourth quarter of 2011, however, we commercially launched our first licensed game, Elsword, and began recording licensing fees. Our game licensing fees consist of upfront licensing fees, which we generally pay in several installments, and ongoing royalty fees, which are generally equal to a percentage of the revenues we generate from operation of the relevant game. Upfront licensing fees are amortized on a straight-line basis over the shorter of the license period or the useful economic life of the relevant game. We expect our licensing fees to increase in 2012 as a result of the full-year effect of operating Elsword, and the potential commercial launch of Allods Online.

Operating (Expenses) Income

Operating expenses consist of research and product development expenses, sales and marketing expenses, general and administrative expenses, government financial incentives, and impairment. The following table sets forth a breakdown of our operating expenses by amount and percentage of our net revenues for the years indicated.

	For the Year Ended December 31,
	2009		2010		2011
	(RMB)	% of Net revenues	(RMB)	% of Net revenues	(RMB)	(US$)	% of Net revenues
	(in millions, except percentages)
Net revenues	1,303.8	100.0%	1,332.8	100.0%	1,792.2	284.8	100.0%
Operating (expenses) income:
Research and product development expenses	(113.4)	(8.7)%	(186.0)	(14.0)%	(230.2)	(36.6)	(12.8)%
Sales and marketing expenses	(119.6)	(9.2)%	(143.0)	(10.7)%	(170.0)	(27.0)	(9.5)%
General and administrative expenses	(121.4)	(9.3)%	(119.4)	(9.0)%	(103.7)	(16.5)	(5.8)%
Government financial incentives	88.5	6.8%	57.4	4.3%	47.7	7.6	2.7%
Impairment	—	—%	(46.7)	(3.5)%	—	—	—%
Total operating expenses	(265.9)	(20.4)%	(437.7)	(32.9)%	(456.2)	(72.5)	(25.4)%

Research and Product Development Expenses

Our research and product development expenses primarily consist of employee wages, share-based compensation and welfare benefits for our product development teams, as well as the cost of software and the depreciation of the computers and equipment used by them.

In 2012, we expect our research and product development expenses to increase along with an increase in headcount of our product development teams in connection with the development of webgames, ZT Online 2, several 3D MMORPG games and our first player shooter game, and as a result of granting restricted shares to employees in November, 2011.

Sales and Marketing Expenses

Our sales and marketing expenses primarily consist of advertising, including television and internet portal advertisements, and national and regional newspapers and magazine advertisements. Our sales and marketing expenses also include employee wages, share-based compensation, and welfare benefits for our sales and marketing team, the cost of promotional events, the purchase of promotional souvenirs, and payments made to our internet café employee administrators in return for attracting new paying players.

General and Administrative Expenses

Our general and administrative expenses primarily consist of salary, benefits and share-based compensation for our general management, finance and administrative personnel, as well as professional services fees and other expenses. We expect our general and administrative expenses to increase in 2012 due to higher share-based compensation.

Government Financial Incentives

The government financial incentives that Zhengtu Information and Giant Network receive from the Shanghai local government are calculated with reference to their sales tax and enterprise income tax. Although the financial incentives that we have already received are not subject to repayment to the local government, our eligibility to receive these incentives in the future is conditional upon our continued registration in our present district in Shanghai and the continued qualification of our games as high-tech projects. In addition, our ongoing eligibility for these financial incentives is further subject to the discretion of the Shanghai local government, and either the central government or the local government could at any time terminate or reduce such financial incentives. As such, given we have no basis to reasonably estimate the amount of financial incentives to be received from the government, if any, we recognized these amounts on our income statement only upon receipt of the funds.

Income Tax Expense

Cayman Islands, British Virgin Islands and Hong Kong

Under the current laws of the Cayman Islands, the British Virgin Islands and Hong Kong, we are not subject to tax on our income or capital gains in these jurisdictions. In addition, upon the payment of dividends by us to our shareholders, no Cayman Islands, British Virgin Island or Hong Kong withholding tax will be imposed.

China

All of our online game revenue is generated in China and therefore is subject to China’s enterprise income tax. Under the current laws of China, foreign invested companies such as Zhengtu Information, and domestic companies such as Giant Network, are subject to a unified income tax rate of 25%. Various favorable income tax rates are, however, available to qualified enterprises in certain government encouraged sectors. Companies that qualify as a high and new technology enterprise, or HNTE, a status which is reassessed every three years, are subject to an income tax rate of 15%. In addition, companies that qualify as a software development enterprise are exempt from income tax for the first two years and then subject to an income tax rate of 12.5% for the following three years.

In 2008, the Shanghai government granted Zhengtu Information and Giant Network HNTE status, which resulted in an income tax rate of 15% for these companies for the three-year period ending December 31, 2010. In 2011, Zhengtu Information successfully renewed its HNTE status, thereby extending its 15% tax rate through December 31, 2013. However, Giant Network’s HNTE status was not renewed as the Company reorganized its tax structure using the game development studios such as Jujia Network and Juhuo Network, which are entitled to preferential tax treatment as described below, where the license fees are earned by these entities pursuant to the agreements between Jujia Network and Giant Network and between Juhuo Network and Giant Network, respectively. The change in HNTE status had an impact on deferred tax assets of Giant Network of RMB53.7 million in 2011, which is expected to be recoverable within the next twelve months. The change in HNTE status of Giant Network in 2011 did not have a material impact on our effective tax rate as the substantial majority of Giant Network’s net revenues, besides the license fees paid to Jujia Network and Juhuo Network, were paid to Zhengtu Information pursuant to contractual arrangements between the two companies. For a summary of these contractual arrangements see “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions.”

In 2011, the Shanghai government recognized Jujia Network and Juhuo Network as software development enterprises, and exempted these companies from income tax for 2011 and 2012, and reduced the tax rate from 25% to 12.5% for the following three years from 2013 to 2015. Although most of our other PRC subsidiaries and affiliated entities were subject to the standard income tax rate of 25% in 2011, the contribution to our income from these entities during 2011 was not material. We believe that Shanghai Zhengju Information Technology Co., Ltd., or Zhengju Information, which was recognized as software enterprise in year 2011, may make a material contribution to our taxable income in 2012.

Under the current laws of China, the profits of a foreign invested enterprise that are distributed to its immediate holding company outside the PRC are subject to a withholding tax rate of 10%. A lower withholding tax rate is applied if there is a tax treaty or arrangement between the PRC and the jurisdiction of the foreign holding company. For example, holding companies in Hong Kong that own more than 25% of the equity interest in a PRC company are subject to a 5% withholding tax rate if the Hong Kong holding companies are regarded as the beneficial owners of such dividends. Accordingly, dividends that are paid by Zhengtu Information to Eddia are subject to a 10% withholding tax, and dividends paid by our PRC subsidiaries to Giant HK are subject to a 5% withholding tax provided that Giant HK is treated as the beneficial owner of the dividends. See “Risk Factors-Risks Related to the Regulation of Our Business- The PRC New EIT Law will affect tax exemptions on the dividends we receive and we may not able to obtain certain treaty benefits on such dividends.”

Net Loss (Gain) Attributable to Non Controlling Interests

Net loss or gain attributable to non controlling interests, primarily relates to the non controlling interests in our various game development studios following our studio reorganization. Several of our games are supported by game development studios that are 51% owned by us and 49% owned by the relevant key member of the studio, including ZT Online 2 which is supported by Jujia Network and Giant Online which is supported by Juhuo Network. Accordingly, the non controlling shareholders of Jujia Network and Juhuo Network are entitled to a portion of the net income generated by ZT Online 2 and Giant Online, respectively. We account for this portion of net income as a net gain attributable to non controlling interests. For a summary of the cooperation agreements for ZT Online 2 with Jujia Network, and for Giant Online with Jujia Network, see “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions.”

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

Revenue Recognition

We generate out online game revenue from the sale of our prepaid game cards through our distribution network and the sale of game points directly through our official game website. Amounts that we receive for the sale of prepaid game cards prior to their registration to a specific player account are accounted as advances from distributors on our consolidated balance sheet. Once a prepaid game card is registered to a specific player account, amounts received are accounted for as deferred revenues on our consolidated balance sheet. Game points purchased from us on our official game website are typically automatically registered to the purchaser’s game account, and the related purchase price is accounted for as deferred revenues.

For our free-to-play games, we recognize revenue only after a player uses game points registered to that player’s game account to purchase a virtual item or service as follows:

•

for all virtual services, and “consumable” virtual items, including those that are consumed at a predetermined time or that otherwise have limitations on repeated use, we recognize revenues ratably or upon full consumption or expiration of the service or item.

•

for “permanent” virtual items, or those that are not consumed at a predetermined time or otherwise do not have a limitation on repeated use, we recognize revenue ratably over the estimated lifespan of the specific item.

•	for unused non-permanent consumable items, we recognize revenues immediately once the designated player is deemed inactive.

When we commence sale of a new virtual item, including at the commercial launch of a new game, we use available information to estimate that virtual item’s lifespan. The estimated lifespan is determined based on the historical paying player usage pattern and playing behavior. When the lifespan of certain virtual items cannot be reliably determined based on historical player pattern and behavior, the related revenues are recognized over the estimated life of the related game. To determine a specific type of virtual item’s estimated lifespan, we select a starting date, and track the lifespan of that type of item purchased by players on that date. We continue to monitor the average lifespan of our virtual items and the estimated lifespan of our games, which may differ from the historical periods on which our revenue recognition policy was previously based. Any change in our estimates, particularly as our games mature and gain greater operating history and data and thereby enable us to refine our estimates, may result in our revenues being recognized on a different basis than in prior periods and may cause our operating results to fluctuate.

We do not recognize revenue related to virtual items and services purchased by players using gold or silver coins, or gold or silver vouchers issued pursuant to our virtual insurance policies.

We also operate MMORPG under a pay-to-play model for one of our older games, ZT Online PTP which accounted for an insignificant amount of our online game revenue. Under this model, we receive subscription fees from distributors for the sale of time units, which allow players to access its online games. The distribution of time units to players typically is made by sales of prepaid game cards, in physical or virtual form. The prepaid game cards entitle the players to access our online game for a specified period of time in accordance with our published expiration policy. All subscription fees are deferred when received and revenues are recognized based upon the actual usage of time units by players, or when players are no longer entitled to access the online games in accordance with our published expiration policy.

Licensing Net Revenues

We license certain of our games, including ZT Online, ZT Online Green Edition, The Golden Land, XT Online, Giant Online, Dragon Soul and ZT Online 2 to overseas third-party operators since 2006. For additional information regarding licensing of our games, see “Item 4. Information on The Company - Business Overview – Distribution and Marketing - Licensing Net Revenues”. The royalty income is determined based on an agreed upon percentage of game points consumed by the players with accounts registered with the game vendors, net of applicable withholding tax, which becomes fixed or determinable at the time actual usage occurs. The related royalty income is recognized on a monthly basis as the game vendors confirm their sales activities for the period, provided that the collectability is probable.

On October 28, 2009, we entered into a three-year contract, ZT Online Green Edition - Online Software Cooperation Agreement (“Cooperation Agreement”) with Shenzhen Tencent Computer Systems Company Limited (“Tencent Computer” or “Tencent”) to attract more players to play ZT Online Green Edition from the Tencent QQ Game platform user base. Under the Cooperation Agreement, we receive royalty income in exchange for licensing ZT Online Green Edition, and service fees for providing servers, broadband resources and technical consulting services (collectively known as “IT services”) to Tencent. We account for the royalty income and service fees in accordance with ASC 985-605-25-3 Software Not Requiring Significant Production, Modification, or Customization. The royalty income and service fees are both determined based on an agreed upon percentage of game points consumed by players with accounts registered with Tencent. Royalty payments are recognized as revenue, when all contingencies associated with royalty payments have been resolved, when no remaining performance obligations exist relating to those payments and upon receipt of a confirmation of sales activity from Tencent. The service fees are contingent upon the future delivery of the IT services and game point revenue earned from players with accounts registered with Tencent. Service fees are recognized on a straight-line basis over the remaining period of the Cooperation Agreement, commencing from the time when contingencies have been resolved.

Online Game Product Development Costs

We recognize software development costs incurred in connection with the development of our games in accordance with the Statement of Financial Accounting Standards Codification, or ASC, subtopic 985 Software. As such, we expense our game development costs incurred prior to technological feasibility. Once a game becomes technologically feasible, all subsequent development costs for that product are capitalized until that product is available for general release. Determination of technological feasibility requires significant judgment. Technological feasibility is evaluated on a game-by-game basis, but typically encompasses both technical design and game design documentation and only occurs when the online game has a proven ability to operate in an online game environment. After an online game is released, the capitalized product development costs are amortized based on the expected life of the game. This expense is recorded as a component of cost of services. In 2010 and 2011, we capitalized approximately RMB10.8 million and RMB4.8 million (US$0.8 million) of our online game development costs with respect to ZT Online 2, Spirits of Warriors and several other new games under development.

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

PRC laws and regulations currently prohibit or restrict foreign-invested companies from providing internet content services, which includes operating online games. To comply with these foreign ownership restrictions, we operate our online game business in China through our affiliated entity Giant Network, which is wholly owned by PRC citizens or entities. Giant Network holds the licenses and approvals that are required to operate our online game business. Zhengtu Information has entered into a series of contractual arrangements with Giant Network and its shareholders. Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between us and Giant Network through an irrevocable proxy agreement, whereby the equity holders of Giant Network effectively assigned all of their voting rights underlying their equity interest in Giant Network to us. As a result of these contractual arrangements, we have the substantial ability to control Giant Network and absorb substantially all the profits and expected losses of Giant Network. Therefore, we are considered the primary beneficiary of Giant Network. Accordingly, Giant Network is a variable interest entity of our company under U.S. GAAP and we consolidate its results in our consolidated financial statements. Any changes in PRC laws and regulations that affect our ability to control Giant Network might preclude us from consolidating Giant Network in the future.

Cash, cash equivalents and short-term investments

Cash and cash equivalents represent cash on hand, demand deposits and money market fund placed with banks or other financial institutions. All highly liquid investments with a stated maturity of 90 days or less from the date of purchase are classified as cash equivalents. All highly liquid investments with stated maturities greater than 90 days but less than 365 days, are mainly fixed rate time deposits that are classified as short-term investments which are stated at their approximate fair value.

We account for our investments in accordance to ASC subtopic 320-10 (“ASC 320-10”), Investments-Debt and Equity Securities: Overall. ASC 320-10 classifies the investments in debt securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by the accounting standards for financial instruments. As of December 31, 2011, we had no trading securities that were bought and held principally for the purpose of selling them in the near term.

The securities that we intent to and have the ability to hold to maturity are classified as held-to-maturity securities and are stated at amortized cost. For individual securities classified as held-to-maturity securities, we evaluate whether a decline in fair value below the amortized cost is other than temporary using estimated fair values of the pledged collaterals or financial guarantees. If we conclude that we do not intend to, nor are we required to sell an impaired held-to-maturity security before the recovery of its amortized cost, such impairment is considered temporary and the held-to-maturity security may continue to be recognized at the amortized cost.

If we intend to sell an impaired held-to-maturity security or it is more likely than not that we will be required to sell it prior to the recovery of its amortized cost basis, we will record at the balance sheet date an other-than-temporary impairment loss equal to the entire excess of the held-to-maturity security’s amortized cost basis over its fair value.

Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings. Any realized gains or losses on the sale of the investments are determined on a specific identification method, and such gains and losses are reflected as a component of interest income.

Available-for-Sale Investment

We have designated our investment in Five One Network Development Co. Ltd., or 51.com, and Mobile Embedded Technology Inc., or MET, as available-for-sale investments. Such available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income in shareholders’ equity. Realized gains or losses are charged to earnings during the period in which the gain or loss is realized. If we determine a decline in fair value is other than-temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss. The new cost basis will not be changed for subsequent recoveries in fair value. Determination of whether declines in value are other-than-temporary requires significant judgment. Subsequent increases and decreases in the fair value of available-for-sale securities will be included in comprehensive income through a credit or charge to shareholders’ equity except for an other-than-temporary impairment, which will be charged to earnings. The fair value of our available-for-sale investments were estimated using an enterprise value allocation model, or EVA model. The EVA model requires input of highly subjective assumptions including the expected stock price volatility and the probability of occurrence of certain events. Unfavorable changes in these estimates and assumptions could materially impact our financial position and results of operations. On December 31, 2011, the total fair value of our available-for-sale investments was RMB386.9 million (US$61.5 million), which represented approximately 10.9% of our total assets.

Long-term Investment and Investments in Equity Investees

We account for our investments in the Yunfeng e-Commerce Funds and the Beijing Innovation Work Investment Center (LP) using the equity method and cost method, respectively.

Long-term investment represents cost method investments. In accordance with ASC subtopic 325-20 (“ASC 325-20”), Investments-Other: Cost Method Investments, for investments in an investee over which the company does not have significant influence, the company carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings. The management regularly evaluates the impairment of its cost method investments based on the performance and financial position of the investee as well as other evidence of estimated market values. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and current and future financing needs. An impairment loss is recognized in the consolidated statements of operations equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment. The impairment charge was nil for the years ended December 31, 2009, 2010 and 2011.

Investments in equity investees represent investments in entities in which the company can exercise significant influence but does not own a majority equity interest or control, and are accounted for using the equity method of accounting in accordance with ASC subtopic 323-10 (“ASC 323-10”), Investments-Equity Method and Joint Ventures: Overall.

Where consolidation is not appropriate, the company applies the equity method of accounting that is consistent with ASC 323 “Investments - Equity Method and Joint Ventures” to entities in which the company holds either more than twenty percent or greater interest or less than a twenty percent interest but has the ability to exercise significant influence over operating and financial policies; and in the cases of investments in limited partnerships in which the company holds a three percent or greater interest. For investments other than those described above, the company applies the cost method of accounting that is consistent with ASC 325 “Investments – Other”.

Under the equity method, the company initially records its investment at cost and prospectively recognizes its proportionate share of each equity investee’s net income or loss on its consolidated statements of operations. The difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill included in equity method investment on the consolidated balance sheets. The company also evaluates the equity method investments for impairment under ASC 323-10. An impairment loss on the equity method investments is recognized in the consolidated statements of income when the decline in value is determined to be other-than-temporary.

Useful Life of Long-Lived Assets

Property, equipment and intangible assets are stated at historical cost less accumulated depreciation and amortization. Depreciation of property and equipment is computed using a straight-line method over the estimated useful lives of the assets, which are generally five years. Amortization of intangible assets is computed using a straight-line method over the estimated useful lives of the assets, which are generally three to ten years. Judgment is required to determine the estimated useful lives of assets, especially for servers, including determining how long existing equipment can function and when new technologies will be introduced to replace the existing equipment. Changes in these estimates and assumptions could materially impact our financial position and results of operations.

Held-to-maturity securities

The Company has designated its investment in Resources SZITIC Trust Co., Ltd. (“CR Trust”) for a period of five years as held-to-maturity in accordance with ASC320-10 as the Company has the intent and ability to hold the securities until maturity. Held-to-maturity investment securities are recorded at amortized cost. Interest income from the held-to-maturity investment securities is recognized when earned. Premiums and discounts, if any, are amortized or accreted over the life of the related security as an adjustment to interest income using the effective-interest method.

Impairment of Long-Lived Assets and Intangible Assets

We review our long-lived assets and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We assess the recoverability of those assets by comparing the carrying amount to the estimated future undiscounted cash flow associated with them. If the future net undiscounted cash flow is less than the carrying amount of the assets, the assets are considered impaired and an expense is recognized equal to the amount required to reduce the carrying amount of the assets to their then fair value. During the year ended December 31, 2010, we assessed certain indicators of impairment impacting the K III game software’s revenue and cash flow forecasts which were primarily attributed to increasing competition coupled with declines in customer demand. We tested the K III game software for impairment using an income approach, which involved applying an appropriate discount rate to estimated cash flow forecasts. Based on our analysis, we recorded an impairment charge of RMB46,557,669 for the year ended December 31, 2010, which is included in the line “Impairment of intangible assets” in our consolidated statements of operations and comprehensive income. We did not record any impairment charge in 2011.

Income Taxes

We follow the liability method in accounting for income taxes in accordance with ASC subtopic 740-10, or ASC 740-10, Income Taxes: Overall. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the year in which the differences are expected to reverse. We record a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that all or some portion of the deferred tax assets will not be realized. The effect on deferred taxes of a tax rate change is recognized as an increase or decrease to income tax expense during the year in which the change takes effect.

Management believes it is more likely than not that forecasted income, including income that may be generated as a result of certain tax planning strategies, together with future reversals of existing taxable temporary differences, will be sufficient to fully recover the deferred tax assets. In the event that the Company determines all or part of the net deferred tax assets are not realizable in the future, the Company will make an adjustment to the valuation allowance which would be charged to earnings in the period when such determination is made.

Accounting for uncertain income tax positions

We adopted ASC subtopic 740-10, or ASC 740-10, Income Taxes: Overall on January 1, 2007 which clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold of a tax position required to be met before being recognized in the financial statements. We did not incur a cumulative adjustment upon the adoption of ASC 740-10 Income Taxes. We have elected to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in our consolidated statements of operations and comprehensive income. As of and for the year ended December 31, 2011, the Company recorded an unrecognized tax benefit of approximately RMB44.5million, which is mainly related to the excess share-based compensation deductions.

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

As of December 31, 2011, the amounts of unrecognized share-based compensation cost related to share-based options and restricted shares issued to employees were RMB3.2 million (US$0.5 million) and RMB238.0 million (US$37.8 million). The deferred cost of share-based options and restricted shares are expected to be recognized over a weighted-average vesting period of 1.23 years and 2.76 years, respectively. To the extent the actual forfeiture rate is different from original estimate, actual share-based compensation related to these awards may be different from the expectation.

Results of Operations

	For the Year Ended December 31,
	2009		2010		2011
	(RMB)	% of Net revenues	(RMB)	% of Net revenues	(RMB)	(US$)	% of Net revenues
	(in millions, except percentages)
Total net revenues	1,303.8	100.0%	1,332.8	100.0%	1,792.2	284.8	100.0%
Cost of services	(204.1)	(15.6)%	(199.1)	(14.9)%	(257.2)	(40.9)	(14.4)%
Gross profit	1,099.7	84.4%	1,133.7	85.1%	1,535.0	243.9	85.6%
Operating (expenses) income:
Research and product development	(113.4)	(8.7)%	(186.0)	(14.0)%	(230.2)	(36.6)	(12.8)%
Sales and marketing	(119.6)	(9.2)%	(143.0)	(10.7)%	(170.0)	(27.0)	(9.5)%
General and administrative	(121.4)	(9.3)%	(119.4)	(9.0)%	(103.7)	(16.5)	(5.8)%
Government financial incentives	88.5	6.7%	57.4	4.3%	47.7	7.6	2.7%
Impairment of intangible assets	—	—	(46.7)	(3.5)%	—	—	—
Total operating expenses	(265.9)	(20.5)%	(437.7)	(32.9)%	(456.2)	(72.5)	(25.4)%
Income from operations	833.8	63.9%	696.0	52.2%	1,078.8	171.4	60.2%
Interest income	102.2	7.8%	136.1	10.2%	141.6	22.5	7.9%
Investment (loss) income	(6.0)	(0.5)%	—	—	3.0	0.5	0.2%
Other income, net	14.1	1.1%	65.4	4.9%	43.6	6.9	2.4%
Income before income tax expenses	944.1	72.3%	897.5	67.3%	1,267.0	201.3	70.7%
Income tax expenses	(85.1)	(6.5)%	(89.3)	(6.7)%	(352.4)	(56.0)	(19.7)%
Share of loss of an equity investee	—	—	(0.6)	—	(8.2)	(1.3)	(0.5)%
Net income	859.0	65.8%	807.6	60.6%	906.4	144.0	50.5%

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net Revenues. Our total net revenues increased by 34.5% from RMB1,332.8 million in 2010 to RMB1,792.2 million (US$284.8 million) in 2011. The increase of our net revenues was mainly attributable to the official implementation of ZT Online 2. Net revenues from online games increased 31.9% from RMB1,289.4 million in 2010 to RMB1,701.4 million (US$270.3 million) in 2011. These increases were mainly attributable to the growth in revenue generated from ZT Online 2. Net revenues from licensing increased 27.6% from RMB42.7 million in 2010 to RMB54.5 million (US$8.7 million) in 2011, while other net revenues increased from RMB0.7 million in 2010 to RMB36.3 million (US$5.8 million) in 2011, primarily as a result of certain game development services provided to independent third parties during the year.

Cost of Services. Our cost of services increased by 29.2% from RMB199.1 million in 2010 to RMB257.2 million (US$40.9 million) in 2011. The increase in our cost of services was primarily attributable to an increase in business tax due to the increase in net revenues and an increase of compensation expense for our personnel.

Gross Profit and Margin. Our gross profits increased 35.4% from RMB1,133.7 million in 2010 to RMB1,535.0 million (US$243.9 million) in 2011, primarily due to the increase in our net revenues. Our gross profit margin increased from 85.1% in 2010 to 85.6% in 2011.

Operating Expenses. Our operating expenses increased 4.2% from RMB437.7 million in 2010 to RMB456.2 million (US$72.5 million) in 2011. The increase in our operating expenses was primarily due to an increase in our research and development expenses used to broaden our game pipeline, an increase in our sales and marketing expenses in connection with marketing campaigns for new games, and a decrease in the amount of government financial incentives that we received, partially offset by a decrease in our general and administrative expenses. In addition, our 2010 impairment charge relating to the K III software, and the lack of any such impairment charge in 2011, partially offset the general increase in our operating expenses.

Research and Product Development Expenses. Our research and product development expenses increased 23.8% from RMB186.0 million in 2010 to RMB230.2 million (US$36.6 million) in 2011. The increase in our research and product development expenses was primarily due to the R&D department’s expansion to accommodate additional product development and existing game enhancements. In addition, in 2011, we capitalized RMB4.8 million (US$0.8 million) of research and product development costs, compared to RMB10.8 million of such capitalized costs in 2010. We expect our research and product development expenses to increase in 2012 as we continue to expand our game pipeline through internal game development.

Sales and Marketing Expenses. Our sales and marketing expenses increased 18.9% from RMB143.0 million in 2010 to RMB 170.0 million (US$27.0 million) in 2011. The increase in our sales and marketing expenses was primarily due to our increased marketing efforts to support our games, such as ZT Online 2 and Elsward. Our advertising expense increased 61.3% from RMB65.3 million in 2010 to RMB105.3 million (US$16.7 million) in 2011.

General and Administrative Expenses. Our general and administrative expenses decreased 13.2% from RMB119.4 million in 2010 to RMB103.7 million (US$16.5 million) in 2011. The decrease in our general and administrative expenses was primarily due to stricter cost controls and an increase in reimbursements from the depositary bank of RMB27.6 million (US$4.4 million) related to our American Depositary Receipt program in 2011.

Government Financial Incentives. The amount of government financial incentives we received decreased 16.9% from RMB 57.4 million in 2010 to RMB47.7 million (US$7.6 million) in 2011. This financial incentive mainly relates to the sales tax paid.

Income from Operations. As the result of the foregoing, our income from operations increased 55.0% from RMB696.0 million in 2010 to RMB1,078.8 million (US$171.4 million) in 2011. As a percentage of total net revenues, income from operations increased from 52.2% in 2010 to 60.2% in 2011.

Interest Income. Our interest income increased 4.0% from RMB136.1 million in 2010 to RMB141.6 million (US$22.5 million) in 2011. The increase in our interest income was mainly attributable to more efficient treasury management even when taking into account the effects of our one-time special cash dividend paid in September 2011, which reduced our balance of cash and cash equivalents and short-term investments by approximately RMB4,539.9 million (US$721.3 million).

Income Tax Expense. Our income tax expense increased 294.6% from RMB 89.3 million in 2010 to RMB 352.4 million (US$56.0 million) in 2011. The increase in our income tax expense was mainly attributable to a one-time withholding tax accrued in the second quarter 2011 in connection with the repatriation of cash for a special cash dividend paid in September 2011 which is offset by a RMB53.7 million increase in deferred tax assets due to the change in tax rate of Giant Network from 15% to 25%.

Investment Income (Loss). In 2011, we have recorded investment income amounted to RMB3 million (US$0.48 million) in connection with our minority investments in certain software companies.

Net Income (Loss) Attributable to Non Controlling Interests. In 2011, our net income attributable to non controlling interests was RMB26.4 million (US$4.2 million), compared to a net loss attributable to non controlling interests of RMB3.6 million in 2010. This increase was due to the completion of our studio reorganization in 2011 and the increase in revenue generated by ZT Online 2, which is supported by Jujia Network, one of our game development studios that is 51% owned by us and 49% owned by key members of the development team.

Net Income Attributable to Our Shareholders. Our net income attributable to our shareholders increased 8.5% from RMB811.2 million in 2010 to RMB880.0 (US$139.8 million) in 2011. As a percentage of total net revenues, net income attributable to our shareholders decreased from 60.9% in 2010 to 49.1% in 2011, which was mainly due to a one-time withholding tax accrued amounting to RMB259.4 million (US$41.2 million) associated with the repatriation of cash for the special dividend paid during the third quarter 2011.

Dividends. We paid dividends to our shareholders in the amount of RMB279.1 million and RMB4,810.2 million (US$764.3 million) in 2010 and 2011, respectively. Dividends paid in 2011 included both an annual dividend in the amount of RMB270.3 million (US$43.0 million), which was paid in March and April of 2011, and a special dividend in the amount of RMB4,539.9 million (US$721.3 million), which was paid in September 2011. On March 5, 2012, we declared a cash dividend in the amount of RMB 447.2 million (US$71.0. million), which were paid on March 29 and April 5, 2012.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net Revenues. Our total net revenues increased 2.2% from RMB1,303.8 million in 2009 to RMB1,332.8 million in 2010. The increase of our net revenues is mainly attributable to a steady increase in revenue generated by the ZT Online Series and the increase in our licensing income from our cooperation with Tencent. In 2010, the majority of our total net revenue continued to be generated by ZT Online.

Cost of Services. Our cost of services decreased by 2.4% from RMB204.1 million in 2009 to RMB199.1 million in 2010. The decrease in our cost of services was primarily attributable to more stringent cost control with respect to our internet data center costs and other operating expenses.

Gross Profit and Margin. Our gross profits increased 3.1% from RMB1,099.7 million in 2009 to RMB1,133.7 million in 2010, primarily due to the increase in our net revenue. Our gross profit margin increased from 84.3% in 2009 to 85.1% in 2010.

Operating Expenses. Our operating expenses increased 64.6% from RMB265.9 million in 2009 to RMB437.7 million in 2010. The increase in our operating expenses was due to an increase in our research and development expenses, an increase in our sales and marketing expenses, a decrease in the amount of government financial incentives that we received, and an impairment charge relating to the K III software, partially offset by a decrease in our general and administrative expenses.

Research and Product Development Expenses. Our research and product development expenses increased 64.1% from RMB113.4 million in 2009 to RMB186.0 million in 2010. The increase in our research and product development expenses was primarily due to an increase in staff, increase in compensation, including share-based compensation expense, and a decrease in the amount of capitalized research and development costs. Our compensation expense for research and product development employees increased 53.7% from RMB93.6 million in 2009 to RMB144.0 million in 2010. In addition, in 2010, we capitalized RMB10.8 million of research and product development costs, compared to RMB21.6 million of such capitalized costs in 2009. We expect our research and product development expenses to increase in 2011 as we continue to expand our game pipeline through internal game development.

Sales and Marketing Expense. Our sales and marketing expenses increased 19.6% from RMB119.6 million in 2009 to RMB143.0 million in 2010. The increase in our sales and marketing expenses was primarily due to our increased marketing efforts to support our games. Our advertising expense increased 108% from RMB31.4 million in 2009 to RMB65.3 million in 2010.

General and Administrative Expense. Our general and administrative expenses decreased 1.6% from RMB121.4 million in 2009 to RMB119.4 million in 2010. The decrease in our general and administrative expenses was primarily due to a decrease in share-based compensation expense and a decrease in external human resource search service expenses. Our share-based compensation expense for general and administrative employees decreased 11.9% from RMB 18.6 million in 2009 to RMB16.4 million in 2010. The decrease in our share-based compensation expense attributable to general and administrative employees was primarily due to our accelerated share-based compensation amortization policy and the fact that no new share options were issued during the year.

Government Financial Incentives. The amount of government financial incentives we received decreased 35.1% from RMB88.5 million in 2009 to RMB57.4 million in 2010. The decrease in government financial incentives was primarily due to a decrease in the amount of sales taxes we paid in 2009 as compared to 2008.

Impairment Loss. In 2010, we recorded an impairment charge of RMB46.7 million relating to the K III game software.

Income from Operations. Our income from operations decreased by 16.5% from RMB 833.8 million in 2009 to RMB696 million in 2010. As a percentage of total net revenues, income from operations decreased from 63.9% in 2009 to 52.2% in 2010. The decrease in our income from operations was primarily due to our increase in research and development expenses, our increase in sales and marketing expenses, and the impairment charge related to the K III game software.

Interest Income. Our interest income increased 33.2% from RMB102.2 million in 2009 to RMB136.1 million in 2010. The increase in our interest income was mainly attributable to the increase in market interest rates and more efficient treasury management.

Income Tax Expense. Our income tax expense increased 4.9% from RMB85.1 million in 2009 to RMB89.3 million in 2010. The increase in our income tax expense was mainly attributable to a 1% increase in the applicable income tax rate in one of our primary subsidiaries from 10% in 2009 to 11% in 2010.

Investment Income (Loss). In 2009, we recorded an investment loss amounted to RMB6.0 million, which was related to our securities trading activities. In 2010, we no longer held any trading securities, as such, we did not record any investment income or loss.

Net Income Attributable to Our Shareholders and Net Margin. Our net income attributable to our shareholders decreased 5.6% from RMB859.3 million in 2009 to RMB811.2 million in 2010. Our net income margin also decreased from 65.9% in 2009 and to 60.9% in 2010.

Dividends. We paid dividends to our shareholders in the amount of RMB277.7 million and RMB279.1 million in 2009 and 2010, respectively. On February 22, 2011, we declared an additional dividend in the amount of RMB270.3 million, which we paid in full to our shareholders in March and April of 2011.

B. Liquidity and Capital Resources

Cash Flows and Working Capital

On November 6, 2007, we completed our initial public offering, resulting in net proceeds to us of approximately US$792.7 million, which we have used in financing our investments as well as funding our share repurchase program and dividend payments.

As of December 31, 2011, we had RMB950.3 million (US$151.0 million) in cash and cash equivalents, out of which RMB743.5 million (US$118.1 million) was held by our PRC subsidiaries, RMB113.2 million (US$18.0 million) was held by the Company’s offshore holding companies and RMB 93.6 million (US$14.9 million) was held by Giant Network, our VIE, and its subsidiaries. Although we consolidate the results of Giant Network and its subsidiaries in our consolidated financial statements, we do not have direct access to the cash and cash equivalents or future earnings of Giant Network and its subsidiaries. However, these cash balances can be indirectly utilized by us for our normal operations pursuant to the contractual arrangements that provide us with the substantial ability to control Giant Network, its subsidiaries and their operations.

To fund any unforeseen cash requirements, we may need to rely on dividends and other distributions on equity paid by our PRC subsidiaries. PRC regulations currently permit payment of dividends of a PRC company only out of retained earnings as determined in accordance with accounting standards and regulations in China. The significant differences between the retained earnings as determined in accordance to PRC accounting standards as compared to those as presented in our financial statements are mainly due to the revenue recognition using a cash basis (under the PRC accounting standards) versus an accrual basis (under US GAAP) and the corresponding impact on deferred tax. In addition, wholly foreign-owned enterprises in China are required to allocate at least 10% of their respective after-tax profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends.

As of December 31, 2011, total amount of cash and cash equivalents and short-term investments held by the Company’s PRC subsidiaries that are available for distribution to the Company’s offshore holding companies as dividends was US$236.6 million. If dividends were distributed to the Company’s offshore holding companies by the Company’s PRC subsidiaries, the Company’s PRC subsidiaries would be subject to withholding tax under the PRC tax laws. As of December 31, 2011, the accrued and unpaid foreign withholding taxes in relation to the undistributed earnings which should be reserved from the cash and cash equivalents and short-term investments of the Company’s PRC subsidiaries was in an amount of US$23.7 million.

Giant Network and its subsidiaries are not subsidiaries of the Company, and therefore no cash held by Giant Network and its subsidiaries will be transferred to the Company or its offshore holding companies in the form of dividends. As such, Giant Network and its subsidiaries would not be subject to any withholding tax obligation in this respect. Nevertheless, majority revenues generated by Giant Network and its subsidiaries are transferred to the PRC subsidiaries in the form of license fees and service fees through contractual arrangements.

Under the current laws of China, the profits of a foreign invested enterprise, when distributed to its immediate holding company outside the PRC, are subject to a withholding tax rate of 10%. A lower withholding tax rate is applied if there is a tax treaty or arrangement between the PRC and the jurisdiction of the foreign holding company. For example, holding companies in Hong Kong that own more than 25% of the equity interest in a PRC company are subject to a 5% withholding tax rate. Accordingly, dividends that Zhengtu Information pays Eddia are subject to a 10% withholding tax, and dividends paid by our PRC subsidiaries to Giant HK are subject to a 5% withholding tax.

In the second quarter of 2011, as part of our cash management measures, we invested RMB100 million (US$15.89 million) to Resources SZITIC Trust Co., Ltd. for a period of five years for the real estate projects. In April 2011, we also committed to investing RMB30 million (US$4.77 million) in Beijing Innovation Work Investment Center (LP), an investment fund led by Mr. Kai-Fu Lee that focuses on early-state internet and technology companies operating in China. In September 2011, we invested US$50 million in the Yunfeng e-Commerce Funds for the purpose of purchasing shares of the Alibaba Group, China’s leading e-commerce company.

	For the Year Ended December 31,
	2009	2010	2011
	(RMB)	(RMB)	(RMB)	(US$)
	(in millions)
Net of cash provided by operating activities	751.8	1,032.1	1,274.7	202.5
Net cash provided by (used in) investing activities	(1,021.9)	958.3	1,653.3	262.7
Net cash used in financing activities	(316.6)	(250.6)	(4,709.5)	(748.3)
Cash and cash equivalents at the end of the year	1,097.2	2,776.9	950.3	151.0

Operating Activities

For 2009, 2010 and 2011, our net cash provided by operating activities primarily resulted from our net income of RMB859.3 million, RMB807.6 million and RMB906.4 million (US$144.0 million), respectively. Cash flow from deferred revenues in each of these periods was RMB81.8 million cash outflow, RMB121.5 million cash inflow and RMB86.4 million cash inflow (US$13.7million), respectively. Deferred revenues and advances from distributors represent amounts that we have received for sales of our prepaid game cards from our distributors and game points purchased on our website that have not yet been recognized as revenues. See “Item 5 — Critical Accounting Policies — Revenue Recognition — Online Game Net Revenues” above. Our cash flows from advances from distributors in 2009, 2010 and 2011 were RMB2.9 million cash inflow, RMB14.1 million cash outflow and RMB6.8 million (US$1.1million) cash inflow, respectively.

Investing Activities

In 2009, our net cash used in investing activities was RMB1,021.9 million, which primarily consisted of a held-to-maturity investment in the amount of RMB500.0 million and fixed deposit investments in the amount of RMB429.9 million.

In 2010, our net cash provided by investing activities was RMB958.3 million, which was mainly attributable to the maturity of short-term investments during the year.

In 2011, our net cash used in investing activities was RMB1,653.3 million (US$262.7 million), which was mainly attributable to the maturity of short-term investments during the year, an investment in equity investees in the amount of RMB317.1 million (US $50.4 million), an investment in held-to-maturity securities in the amount of RMB100 million (US$15.9million) and purchase of property and equipment in the amount of RMB244.6 million (US$38.9 million). In 2011, total cash payment for short-term investments was RMB3,733.3 million (US$593.2 million), and total cash received from matured short-term investments was RMB6,047.5 million (US$960.9 million).

Financing Activities

Our financing activities include paying dividends, repurchasing our shares in the open market and issuing shares upon the exercise of stock options.

In 2009, our net cash used in financing activities was RMB316.6 million, which included dividends paid to shareholders in the amount of RMB277.7 million and RMB62.8 million used to repurchase our shares in the open market pursuant to our share repurchase program. These amounts of cash used in financing activities were partially offset by our receipt of RMB18.7 million in proceeds from the exercise of stock options by our officers, directors and employees, and our receipt of a capital contribution from non controlling interests in the amount of RMB5.1 million.

In 2010, our net cash used in financing activities was RMB250.6 million, which included dividends paid to shareholders in the amount of RMB279.1 million. This amount of cash used in financing activities was partially offset by our receipt of RMB17.8 million in proceeds from the exercise of stock options by our officers, directors and employees.

In 2011, our net cash used in financing activities was RMB4,709.5 million (US$748.3 million), which included dividends paid to shareholders in the amount of RMB4,810.2 million (US$764.3 million). This amount of cash used in financing activities was partially offset by our receipt of RMB138.5 million (US$22.0 million) in proceeds from the exercise of stock options by our officers, directors and employees.

We believe that our current cash and cash equivalents and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments, or acquisitions we may decide to pursue.

Capital Expenditures

Our capital expenditures were RMB143.0 million, RMB42.3 million and RMB279.8 million (US$44.5 million) in 2009, 2010 and 2011, respectively. In 2009, our capital expenditures primarily related to the use of RMB85.2 million to purchase a land parcel in Zhuhai City, upon which we expect to construct a research and development center in the future. See also “F. Tabular Disclosure of Contractual Obligations.” In 2010, our capital expenditures primarily related to the purchase of software and other operational equipment. In 2011, our capital expenditures primarily related to the purchase and decorations of our office building on Yishan Road which amounted to RMB208.2 million.

C. Research and Development

In the fourth quarter of 2008, we introduced Win@Giant, an incubation program designed to, among other things, identify, recruit and incentivize talented individuals in the areas of game design and development. In 2009 and 2010, in connection with our Win@Giant initiative, we began to reorganize our game development studios by establishing various subsidiaries that are 51% owned by us and 49% owned by the relevant development team members. Each reorganized studio is only focused upon producing and supporting their own internally developed games, which we believe will give them greater incentive to make their games commercially successful. As a result of this reorganization, Giant Online, one of our existing MMORPGs, is supported by Juhuo Network, and ZT Online 2 is supported by Jujia Network. Our research and product development expenses were RMB113.4 million, RMB186.0 million and RMB230.2 million (US$36.6 million) in 2009, 2010 and 2011, respectively. For a discussion of risks relating to our game development studio reorganization, see “Risk Factors — Risks Related to Our Business and Industry — We may not be able to successfully implement our growth strategies, which would materially and adversely affect our revenue, profitability and competitiveness” and “Risk Factors —The reorganization of our game development studios could materially and adversely affect our results of operations as a portion of the profits from games developed or operated by these studios will be shared with the non controlling shareholder of these studios.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2011 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

A summary of our contractual obligations at December 31, 2011 is as follows:

	Contractual Obligations
	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years	Total	Total
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Capital commitments	3,859	—	—	—	3,859	613
Operating leases (1)	16,967	4,670	—	—	21,637	3,438
Licensing fees	15,105	—	—	—	15,105	2,400
Investment commitments	21,000	—	—	—	21,000	3,337
Total	56,931	4,670	—	—	61,601	9,788

(1)	Operating leases are for office premises research and development facility.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. The business address of each of our directors and executive officers is 11/F No. 3 Building, No. 700 Yishan Road, Shanghai 200233, People’s Republic of China.

Name	Age	Position
Yuzhu Shi	49	Chairman of the Board of Directors, Chief Executive Officer
Wei Liu	44	Director, President
Lv Zhang	48	Director
Andrew Y. Yan	55	Independent Director
Jason Nanchun Jiang	39	Independent Director
Peter Andrew Schloss	51	Independent Director
Jazy Zhang	43	Chief Financial Officer
Shiliang Song	34	Chief Technology Officer
Xuefeng Ji	33	Senior Vice President of Product Development, Quality Control and Project Management
Min Tang	42	Vice President of Media and Human Resources
Yonghua Lu	51	Vice President of Sales and Marketing
Yongjun Fei	44	Vice President of Office Administration, Legal Affairs and Intellectual Property Rights
Guoqiang Ding	33	Vice President of Project Development
Cheng Peng	30	Vice President of Product Operations
Meng Wu	27	Vice President of Strategic Planning and Development of Webgames

Mr. Yuzhu Shi is the chairman of our board of directors and our chief executive officer. Mr. Shi also serves as a director for Giant Network, Eddia, Zhengtu Information, China Minsheng Banking Corp., Ltd., Giant Investment Co., Ltd., Stone Holding Co., Ltd. and Union Sky Holding Group Limited and an independent director for Shanghai Zhangjiang Innopark Development Inc. He was awarded the “People Who Mattered to China Reform” in 1994, “CCTV Economic People of the Year in China” in 2001 and “Excellent Entrepreneur of Privately-Owned Enterprise” and “Hong Kong Redbud Cup Excellent Entrepreneur” in 2004. Mr. Shi obtained his bachelor’s degree in Mathematics from Zhejiang University in 1984.

Ms. Wei Liu has been a director of our company since October 2006 and president of our company since September 2007. Ms. Liu is also currently a director of Zhengtu Information, Zhengduo Information and Eddia. Prior to joining us, Ms. Liu was a vice general manager, and later the general manager, of Shanghai Jiante Bio-Technology Co., Ltd. from 2001 to 2004. From 1996 to 2000, Ms. Liu served as an executive general manager at Zhuhai Selan Yidai Co., Ltd. From 1992 to 1995, Ms. Liu served as a secretary, office administrator and vice president of Zhuhai Giant Group. Ms. Liu has also served as a general manager of Shanghai Golden Partner Biotech Co., Ltd from 2004 to 2007. Ms. Liu received her bachelor’s degrees in Chinese Literature and Sociology from Nankai University in 1990, and received her master’s degree in Business Administration from the China Europe International Business School in 2006.

Mr. Lv Zhang has been a director of our company since October 2006. Mr. Zhang also served as chief operating officer of our company from October 2006 to April 2010 and then as vice president in charge of corporate assets, game maintenance and care and customer service from April 2010 to January 2011. In addition, Mr. Zhang is the director of Giant Network, Eddia and Zhengtu Information. Prior to joining us, Mr. Zhang served as the development manager of Shanghai Jiante Bio-Technology Co., Ltd. from 2000 to 2004. From 1993 to 1999, Mr. Zhang was the general manager of Zhuhai Giant Group Computer Co., Ltd. From 1984 to 1990, Mr. Zhang served as an engineer at Nanjing Electronic Technology Development Institution. Mr. Zhang received his bachelor’s degree in Computer Science from the Hangzhou Electronic Industry Institute in 1984.

Mr. Andrew Y. Yan has served as an independent director of our company since October 2006. Mr. Yan currently serves as the managing partner of SAIF Partners. Prior to joining SAIF, he was the managing director and head of the Hong Kong office of the Emerging Markets Partnership from 1994 until 2001. From 1993 to 1994, he worked at Sprint International Corporation as the director of strategic planning and business development for the Asia Pacific Region. From 1991 to1993, he worked in the Hudson Institute as a research fellow. From 1989 to 1990 he worked in the World Bank as an economist. From 1982 to 1984, he was the chief engineer at the Jianghuai Airplane Corp. Mr. Yan received his bachelor degree in Engineering from the Nanjing Aeronautic Institute in the PRC and received his master of arts degree in International Political Economy from Princeton University in 1989. Mr. Yan was voted by the China Venture Capital Association as “The Venture Investor of the Year” in both 2004 and 2007. He was also selected as one of the “Fifty Finest Private Equity Investors in the World” by the Private Equity International in 2007; and “No. 1 Venture Capitalist of the Year” by Forbes (China) in 2008 and 2009. He was voted “Venture Capital Professional of the Year” by Asia Venture Capital Journal in 2009. Mr. Yan is currently an independent non-executive director of China Resources Land Ltd. and Fosun International Ltd.; a non-executive director of Digital China Holdings Ltd., China Huiyuan Juice Group Limited, MOBI Development Co., Ltd., eSun Holdings Limited and NVC Lighting Holding Ltd. (all seven companies above are listed on The Stock Exchange of Hong Kong Limited); and a director of Acorn International Inc. (listed on the New York Stock Exchange), ATA Inc. (listed on the Nasdaq) and Eternal Asia Supply Chain Co. Ltd. (listed on the Shenzhen Stock Exchange). The Board of Directors has determined that Mr. Yan’s other commitments do not interfere with the abilities of Mr. Yan to effectively serve as a director or member of our audit committee.

Mr. Jason Nanchun Jiang is an independent director of our company. He has served as the chairman of the board of directors and chief executive officer of Focus Media Holding Limited since 2003, and is currently a director of Peak (Hong Kong) International Ltd. From 1994 to 2003, Mr. Jiang was the chief executive officer of Everease Advertising Corporation, which is one of the top 50 advertising agencies in China. Starting in 2003, Mr. Jiang was general manager of Aiqi Advertising, an advertising company founded by his immediate family members in 1997, which was renamed Focus Media Advertisement in May 2003 in connection with the establishment of its current business operations. Mr. Jiang received a Bachelor of Arts degree in Chinese language and literature from Huadong Normal University in 1995.

Mr. Peter Andrew Schloss is an independent director of our company. Mr. Schloss is the chief executive officer of Allied Pacific Sports Network Limited, or APSN, a leading internet and wireless provider of on-demand sports throughout Asia. APSN is the operator of a number of officially-licensed sports-focused websites in Asia including those of the English Premier League soccer, the German Bundesliga soccer, the Campeonato Brasileiro Serie A soccer and Major League Baseball, or MLB. Mr. Schloss was a director and chief executive officer of Broadwebasia, Inc. from 2007 to 2009. Mr. Schloss also was an executive director of TOM Online Inc. from 2004 to 2007. He served as chief financial officer of TOM Online Inc. from December 2003 to September 2005 and chief legal officer of TOM Online Inc. from September 2005 to September 2007. Mr. Schloss was general counsel at IBM China/Hong Kong Corporation from 1989 to 1991. From 1991 to 1996, he was general counsel of Satellite Television Asian Region Limited, and was a director of that company from 1993 to 1996 as well as director of Asia Satellite Telecommunications Company Limited from November 1991 to June 1993. He was also an investment banker of ING Barings and head of its Asia Media, Internet and Technology Group from 1999 to 2001 and managing director of Mediavest Limited from 2001 to 2003. Mr. Schloss continues to be a director of Mediavest Limited. Mr. Schloss received a bachelor’s degree in Political Science and a Juris Doctor degree from Tulane University.

Ms. Jazy Zhang joined our company as the chief financial officer in August 2011. Prior to joining us, Ms. Zhang was the chief financial officer of Shanghai Storm Entertainment, a venture capital invested pre-IPO online game company in China from November 2009. From 2005 to 2007, Ms. Zhang served as the director of accounting at Magma Design Automation, Inc. Prior to joining Magma Design Automation, Ms. Zhang held finance and accounting management positions at Nasdaq Corporation from 2004 to 2005, Brocade Communications, Inc. from 2001 to 2004, and Tumbleweed Communications from 2000 to 2001, and worked at PricewaterhouseCoopers LLP in Los Angeles and San Jose, California from 1995 to 2000. Ms. Zhang is a U.S. certified public accountant and holds a master of business taxation from the University of Southern California and a bachelor of science in engineering from Shanghai Jiao Tong University.

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

Mr. Xuefeng Ji has served as a vice president primarily in charge of product development, quality control and project management since September 2009. Most recently, he was promoted to senior vice president and took on additional responsibilities to oversee our technical and platform support, game operations and customer care center. Mr. Ji acted as the game statistic designer for ZT Online project and later the principal designer and project manager of ZT Online project from 2005 to 2007. From 2007 to 2009, Mr. Ji acted as the general manager of the ZT Online project division. Mr. Ji received his bachelor’s degree in Applied Mathematics from Fudan University in 2002 and his master’s degree in Mathematics from Fudan University in 2005.

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

Mr. Yongjun Fei is a vice president primarily in charge of office administration, legal affairs and intellectual property rights of our company. Mr. Fei is also currently the director of ZhengJu Information and the executive director of Wuxi Network. Prior to joining us, Mr. Fei was the vice general manager of Shanghai Giant Biotech Co., Ltd. and Shanghai Golden Partner Biotech Co., Ltd from 1999 to 2007. From January to July 1999, Mr. Fei was the general manager of Zhuhai Kangqi Co., Ltd, and a marketing manager of Tongwei Shenzhen Electronic Co., Ltd from 1997 to 1998. Mr. Fei used to be the general manager of several branch companies of Zhuhai Giant Group from 1994 to 1997, and a teacher of Tianjing University from 1990 to 1994. Mr. Fei received a bachelor’s degree in Precise Instruments and Technology from Tianjin University in 1990 and received his master’s degree in Business Administration from the China Europe International Business School in 2004.

Mr. Guoqiang Ding has served as a vice president primarily in charge of project development since April 2010. Mr. Ding is also the CEO of Juhuo Network. Prior to joining us, Mr. Ding was a principal game designer in Shengpin Network Technology Co., Ltd from 2003 to 2004. From 2001 to 2002, Mr. Ding served as a principal game designer in Hongzhi Network Technology Co., Ltd. Mr. Ding graduated from Changzhou Institute of Technology with a degree in Literature in July 2007.

Mr. Cheng Peng has served as a vice president of our company in charge of the ZT Online project division, the overseas operation center and the research institute since January 2011. Prior to joining us, Mr. Peng worked at Shanda Interactive Entertainment Limited as a project director in charge of several top games from 2008 to 2010, during which time period he was responsible for organizing project teams, implementing project plans and to delivering game products meeting quality measurement metrics within the set time tables and under the budgeted costs. Prior to that, he also acted as a product manager of multiple game products from 2005 to 2007 in Shanda. Mr. Peng graduated from Chengde Petroleum College in July 2004 with a major in Computer Information Management.

Mr. Meng Wu has been a vice president of our company in charge of strategic planning and development of webgames since Feburary 2012. Prior to joining us, Mr. Wu served as president and a game producer of Dovo Technology, Inc., a web-game developer and operator in China from 2007 to 2012, during which time period he was responsible for project planning and game development. In 2006, Mr. Wu established Fanswo, a leading WEB2.0 Community in China and acted as CEO of the company.

B. Compensation

Compensation of Directors and Executive Officers

In 2011, the aggregate cash compensation paid to our directors and executive officers as a group was RMB14.4 million (US$2.3 million). In addition, an aggregate of 7,550,000 restricted ordinary shares of the Company and options to purchase 10,000 ordinary shares of the Company were granted to our directors and officers in 2011. Our executives are also entitled to pension benefits under PRC law. We are required to accrue for these benefits based on certain percentages of the executives’ salaries in accordance with the relevant regulations. These benefits have been properly accrued for as of December 31, 2011.

In addition, we have entered into employment agreements with each of our executive officers that provide for severance payments upon termination of employment in certain circumstances. Under these agreements, if an executive officer terminates his or her employment based on one of several conditions, including a material reduction in the executive officer’s compensation or benefits, the officer will be entitled to a severance payment equal to one year of his or her annual base salary. In addition, if we terminate the employment of any of our executive officers without cause, the executive officer is also entitled to a severance payment equal to one year of his or her annual base salary.

Our board of directors may determine remuneration to be paid to directors. The compensation committee assists our board of directors in reviewing and approving the compensation structure for directors. Our current service contracts with our outside directors do not provide them with any benefits upon termination.

Equity Incentive Plans

In order to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, employees and other eligible persons, our board of directors adopted the Employee Share Option Scheme, or the 2006 Plan, in September 2007, and the 2007 Performance Incentive Plan, or the 2007 Plan, in October 2007. The 2006 Plan provided for the issuance of up to 16 million ordinary shares. In October 2007, however, our shareholders suspended the 2006 Plan and all unissued options authorized under the 2006 Plan were returned to the general share pool.

The 2007 Plan initially provided for the issuance of up to 7.8 million ordinary shares, which in August 2010 our board of directors increased the share limit under the 2007 Plan to 10.7 million ordinary shares, and further increased the share limit to 23.7 million ordinary shares in October 2011. In October 2011, our board of directors also approved the granting of up to 14 million restricted ordinary shares to select employees and officers of the Company, and the reduction of the exercise price for approximately 1.1 million stock options previously granted under the 2007 Plan, to a new exercise price of US$4.07, which was the closing price of our ADSs on October 28, 2011.

The table set forth below summarizes outstanding stock options and restricted shares under the 2006 Plan and 2007 Plan as of December 31, 2011

Exercise Price	Total Number of Outstanding Shares	Vested Options and Restricted Shares	Unvested Options and Restricted Shares
N/A	13,155,600	N/A	13,155,600
US$2.00	2,132,550	1,504,050	628,500
US$4.07	1,059,400	715,300	344,100

Total	16,347,550	2,219,350	14,128,200

The 2007 Plan is administered by the administrator, which can be our board of directors or one or more committees appointed by the board of directors. It can also be a committee acting within its delegated authority. Subject to the provisions of the 2007, the administrator is authorized and empowered to do all things necessary or desirable in connection with the authorization of awards and the administration of the 2007 Plan.

The table below set forth both the restrictive shares and option grants made to our directors and executive officers pursuant to the 2006 and 2007 plan as of December 31, 2011.

Name	Number of Restricted Shares*	Number of Options	Exercise Price (/share)			Grant Date	Expiration Date
Wei Liu	—	108,500	US$	2.00		October 1, 2006	September 30, 2012
	—	500,000	US$	2.00		May 15, 2007	September 30, 2013
	1,000,000	—		—		November 29, 2011	—
Lv Zhang	—	108,500	US$	2.00		October 1, 2006	September 30, 2012
	—	500,000	US$	2.00		May 15, 2007	September 30, 2013
Andrew Y. Yan (Director)	—	500,000	US$	6.36	**	October 17, 2007	October 12, 2017
	50,000	—		—		November 29, 2011	—
Jason Nanchun Jiang (Director)	—	50,000	US$	6.36	**	October 17, 2007	October 12, 2017
	50,000	—		—		November 29, 2011	—
Peter Andrew Schloss (Director)	—	50,000	US$	6.36	**	October 17, 2007	October 12, 2017
	—	10,000	US$	4.07		January 14, 2011	January 14, 2021
	50,000	—		—		November 29, 2011	—
Jazy Zhang	600,000	—		—		November 29, 2011	—
Shiliang Song	—	750,000		*	**	October 1, 2006	September 30, 2012
	—	600,000	US$	2.00		May 15, 2007	September 30, 2013
	1,000,000	—		—		November 29, 2011	—
Min Tang	400,000	—		—		November 29, 2011	—
Xuefeng Ji	—	400,000		*	**	October 1, 2006	September 30, 2012
	—	100,000	US$	2.00		May 15, 2007	September 30, 2013
	2,000,000	—		—		November 29, 2011	—
Guoqiang Ding	—	500,000		*	**	October 1, 2006	September 30, 2012
	—	200,000	US$	2.00		May 15, 2007	September 30, 2013
	1,000,000	—		—		November 29, 2011	—
Cheng Peng	60,000	—		—		June 1, 2010	—
	1,000,000	—		—		November 29, 2011	—
Yongjun Fei	400,000	—		—		November 29, 2011	—
Meng Wu	250,000	—		—		February 1, 2011	—

*	The amount refers to the number of restricted share granted to our directors and executive officers, one fifth of which will vest upon each annual grant date anniversary during the following five years.
**	The exercise price of these options was original US$15.50 and was re-priced to US$6.36 by the resolution of the board of directors in September 2010. The exercise price of these options was original US$6.36 and was re-priced to US$4.07 by the resolution of the board of directors in October 2011.
***	The exercise price of these options was originally RMB16. In October 2006, we reduced the exercise price as to 150,000 of these options for Shiliang Song , 80,000 of these options for Xuefeng Ji and 100,000 of these options for Guoqiang Ding to RMB0.02.

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

D. Employees

We had 1,575, 1,844, 1,643 employees as of December 31, 2009, 2010 and 2011, respectively. Approximately 85% of our employees have earned at least a junior college degree. The following table shows the number of our employees by position as of December 31, 2011.

	Number of Employees	Percentage of Total (%)
Customer service	380	23%
Product development	755	46%
General and administration	268	16%
Technical and platform support	51	3%
Operations	65	4%
Sales and marketing	100	6%
Quality control	24	2%

Total	1,643	100

In December 2011, we entered into contracts with 27 intermediary institutions to employ approximately 421 liaison personnel throughout China.

We enter into a standard three-year employment contract with most of our officers, managers and employees. These contracts include a covenant that prohibits the officer, manager or employee from engaging in any activities that compete with our business during, and for two years after their employment with us.

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

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of March 31, 2012, the most recent practicable date, by:

•	each of our directors and executive officers who beneficially own our ordinary shares; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 236,396,009 ordinary shares outstanding as of March 31, 2012.

Ordinary Shares Beneficially Owned
Name	Number	Percent
Directors and Executive Officers
Yuzhu Shi (1)	131,228,540	55.51%
Wei Liu	*	*
Lv Zhang	*	*
Andrew Y. Yan	*	*
Jason Nanchun Jiang	*	*
Peter Andrew Schloss	*	*
Jazy Zhang	*	*
Shiliang Song	*	*
Yonghua Lu	*	*
Min Tang	*	*
Yongjun Fei	*	*
Xuefeng Ji	*	*
Guoqiang Ding	*	*
Cheng Peng	*	*
Meng Wu	*	*
Other 5% Shareholders
Jing Shi (2)	29,228,540	12.36%
Citi (Nominees) Limited**	141,369,939	59.80%

*	Upon exercise of options currently exercisable or vested within 60 days after the date of this annual report, would beneficially own less than 1% of our ordinary shares.
**	These shares include the shares repurchased by the Company under the authorized share repurchase programs for the period from December 24, 2007 through December 31, 2011.
(1)	Includes 102,000,000 ordinary shares held by Union Sky Holding Group Limited, a British Virgin Islands company owned by Yuzhu Shi, and 29,228,540 ordinary shares beneficially owned by Jing Shi, Yuzhu Shi’s daughter, through Vogel Holding Group Limited.
(2)	Includes 29,228,540 ordinary shares held by Vogel Holding Group Limited, a British Virgin Islands company owned by Jing Shi. Its address is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6.E, “Directors, Senior Management and Employees — Share Ownership”.

B. Related Party Transactions

Contractual Arrangements with the Consolidated Affiliated Entity and Its Shareholders

Historically, PRC laws and regulations have restricted, and continue to restrict to a certain extent, foreign equity ownership of companies that are engaged in China’s online game industry. To comply with these PRC laws and regulations, we operate our online games in China through a series of contractual arrangements with Giant Network, a VIE that is 75% owned by Yuzhu Shi, our chairman and chief executive officer, and its shareholders. See Item 4.C, “Information on the Company—Organizational Structure”.

Contractual Arrangements Regarding the Reorganization of Our Game Development Studios

In 2008, we introduced Win@Giant, an incubation program designed to, among other things, identify, recruit and incentivize talented individuals in the areas of game design and development. In 2009 and 2010, in connection with our Win@Giant initiative, we began to reorganize our game development studios by establishing various subsidiaries that are 51% owned by us and 49% owned by the key members of the relevant development team. Each reorganized studio is only focused on producing and supporting internally developed games, which we believe will give them greater incentive to make their games commercially successful. As a result of this reorganization, and through the contractual arrangements summarized below, ZT Online 2 is supported by Jujia Network and Giant Online is supported by Juhuo Network.

ZT Online 2 User Platform Software Distribution and License Agreement

Pursuant to the ZT Online 2 User Platform Software Distribution and License Agreement dated August 25, 2011, Jujia Network has licensed its ZT Online 2 platform software to Giant Network for two years in return for a fixed fee of RMB59 million (US$9.8 million) and a monthly royalty fee equal to 24% of the revenue generated by ZT Online 2, after deducting channel costs and business taxes. Jujia Network is responsible for its own costs, including game development and support expenses, which mainly consists of labor costs.

ZT Online 2 Game Distribution and License Agreement and Supplement

Pursuant to the ZT Online 2 Game Distribution and License Agreement dated August 27, 2010, as amended by a supplemental agreement dated June 20, 2011, Zhengju Information has licensed the ZT Online 2 game software to Giant Network on an exclusive basis in exchange for a monthly royalty fee. Under the original agreement, the monthly royalty fee was equal to 40% of the gross revenue generated by ZT Online 2. Under the supplemental agreement, the parties acknowledged that the total royalties prior to December 31, 2011 were fixed at RMB2.8 million (US$0.4 million), and the monthly royalty fee beginning on January 1, 2012 was increased to 65% of the gross revenue generated by ZT Online 2. The terms of this agreement shall continue to be effective until terminated, which may only occur upon the mutual agreement of the parties.

Giant Online User Platform Software Distribution and License Agreement

Pursuant to the Platform Software Distribution and License Agreement dated June 21, 2011, Juhuo Network has licensed its Giant Online platform software to Giant Network for two years in return for a fixed fee of RMB11 million (US$1.7 million) and a monthly royalty fee equal to 24% of the revenue generated by Giant Online, after deducting channel costs and business taxes.

Transfer of Investment in the Sunshine Insurance Group Corporation, Ltd.

In April 2011, we committed to invest RMB958.8 million (US$152.3 million) in Sunshine Insurance Group Corporation, Ltd., a privately held insurance company. However, due to investor sentiment, regulatory and other considerations, we unwound this investment commitment in August 2011 by transferring it to Union Sky Holding Group, Ltd, a company owned by Yuzhu Shi, our chairman and chief executive officer, for a purchase price equal to the full amount of the investment commitment plus an amount for accrued interest during the commitment period.

Transactions with 51.com

The Company paid a technical service fee of RMB13,909 to 51.com for platform support to facilitate the operation of the Company’s casual game, My Sweetie, for the year ended December 31, 2009.

Transactions with Prexton Investment

The Company paid rental fees of US$3,156 to Prexton Investment for office premises rented in Hong Kong for the year ended December 31, 2009.

Transactions with Shanghai Jiante Biotechnology Co., Ltd.

We lease our Songjiang District facility, consisting of approximately 7,500 square meters of office space and 91 staff apartments, from Shanghai Jiante, a related party that is controlled by our chairman and chief executive officer, Mr. Shi. The monthly rent and property management fee for our Songjiang District facility during the six months of 2010 in which we rented the facility, was RMB530,000, which was a reduced rental rate due to the fact that the facilities and grounds were not yet fully operational. In 2011, we have contracted with an unrelated third party for property management services. In addition, the monthly rent has increased to RMB1,000,000 (US$158,884), due to the fact that the remaining construction and finishing work on the facilities was completed by the beginning of 2011.

Transaction with Beijing Huayi Giant Information Technology Co., Ltd.

In the fourth quarter of 2010, the Company sold the copyright of software of KIII to Huayi Giant for a consideration of RMB25.0 million.

Employment Agreements

See Item 6.B, “Directors, Senior Management and Employees — Compensation — Employment Agreements.”

Share Options

See Item 6.B, “Directors, Senior Management and Employees — Compensation — Equity Incentive Plans.”

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated statements and other financial information.

We have appended consolidated financial statements filed as part of this annual report. See “Item 18. Financial Statements.”

Legal Proceedings

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

The Company subsequently settled all pending litigations with the Qui Group on November 3, 2011, including the securities class action filed in the United States District Court, Southern District of New York with a settlement agreement, or the 2011 Settlement Agreement. Pursuant to the 2011 Settlement Agreement, we shall cause our insurer to make the settlement payment of US$13 million to the escrow agent of our insurers within thirty (30) days after preliminary approval of the settlement by the Court. The preliminary approval of the settlement was ordered by the Court on August 2, 2011. As of the date of this annual report, the settlement payment has been paid in full, and all pending lawsuits between the parties have been dismissed. The settlement payment was made solely by our insurers and we did not record any loss related to this settlement.

We are currently not a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

Dividend Policy

The table below sets forth information with respect to cash dividends that we have paid to our shareholders out of our listing company’s net distributable profits, which are determined using an equity method basis of accounting for the standalone listing company financial statements, during the three-year period ending December 31, 2011.

Date Declared	Date Paid	Total Amount
February 27, 2009	April 14, 2009	RMB277.7 million
April 15, 2010	May 10, 2010	RMB279.1million
February 22, 2011	March 30 and April 18, 2011	RMB270.3 million
August 8, 2011	September 9, 2011	RMB4,539.9 million

In the future, cash dividends, if any, will be declared at the discretion of our board of directors, and will depend upon our future operations and earnings, capital requirements and surplus, general financial conditions, shareholders’ interests, contractual restrictions and other factors as our board of directors may deem relevant. Our ability to pay dividends is generally dependent upon our receipt of dividends from Zhengtu Information, our wholly owned subsidiary in China. In order for Zhengtu Information to pay dividends to us, however, it must comply with the requirements of PRC law. For additional information regarding the applicable PRC rules and regulations, see “Item 10. Additional Information — Exchange Controls — Regulation of Foreign Currency Exchange and Dividend Distribution — Dividend Distribution.” In order for us to make payment for our dividend declared on August 8, 2011, Zhengtu Information paid dividends to us. We currently intend to retain earnings generated by our PRC subsidiaries in 2011 and afterwards to fund our operations and expand our business.

Holders of ADSs will be entitled to receive dividends, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, less the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends will be paid in U.S. dollars.

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

Price Range of Our ADSs

Our ADSs are listed for trading on the New York Stock Exchange under the symbol “GA”. The following table sets forth the monthly high and low trading prices of our ADSs on the New York Stock Exchange for the periods indicated:

	High	Low
Annual
2007	20.46	9.50
2008	17.20	5.00
2009	9.57	5.31
2010	8.25	6.03
2011	9.45	3.02
Quarterly
First Quarter, 2010	7.80	7.03
Second Quarter, 2010	8.25	6.86
Third Quarter, 2010	7.25	6.03
Fourth Quarter, 2010	7.29	6.17
First Quarter, 2011	8.00	6.80
Second Quarter, 2011	9.45	7.12
Third Quarter, 2011	8.50	3.20
Fourth Quarter, 2011	4.31	3.02
First Quarter, 2012	5.20	3.91
Monthly
October, 2011	4.24	3.02
November, 2011	4.31	3.65
December, 2011	4.13	3.85
January, 2012	4.30	3.91
February, 2012	4.39	4.00
March, 2012	5.20	4.21
April (through April 20, 2012)	5.55	5.36

On April 20, 2012, the closing sale price of our ADSs as reported on the New York Stock Exchange was US$5.44 per ADS.

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

On August 29, 2008, SAFE promulgated a notice, Circular 142, regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The notice requires that the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Furthermore, on November 9, 2010, SAFE promulgated the Notice Relating to Strengthening the Administration of Foreign Exchange Businesses, which tightens the regulation on the settlement of net proceeds from overseas offerings, such as our offering, and requires (i) that the settlement of net proceeds must be consistent with the uses stated in the prospectus for the offering, and (ii) the submission of relevant board resolutions for the portion of proceeds that fall outside the uses stated in the prospectus.

Dividend Distribution.

The principal regulations governing distribution of dividends of wholly foreign-owned enterprises include:

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

Pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Cabinet:

•	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

•	that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations.

The undertaking for us is for a period of twenty years from December 9, 2008.

People’s Republic of China Taxation

In accordance with the new PRC Enterprise Income Tax Laws, or the New EIT Law, effective from January 1, 2008, enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC territory are considered PRC resident enterprises, subject to the PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” shall refer to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. The Company, if considered a PRC tax residence enterprise for tax purpose, would be subject to the PRC enterprise income tax at the rate of 25% on its worldwide income. Based on the assessment of facts and circumstances available at December 31, 2011, the Company is more likely than not a non-PRC tax resident enterprise. Accordingly, the Company has not accrued for PRC enterprise income tax for 2011.

Additionally, if the Company is considered to be PRC tax residence enterprise for tax purposes, it would impose a 10% income tax on dividends payable to our non-PRC shareholders and, while less clear, with respect to gains derived by our non-PRC shareholders from disposition of our shares or ADSs, if such gains are determined to have been derived from sources within China. The New EIT Law and its implementing rules are unclear as to how to determine the sources of such dividends or gains.

If we are not deemed as a resident enterprise, then dividends payable to our non-PRC shareholders and gains from disposition of our shares of ADSs by our non-PRC shareholders will not be subject to PRC income tax withholding. Under the current laws of China, the profits of a foreign invested enterprise that are distributed to its immediate holding company outside the PRC are subject to a withholding tax rate of 10%. Accordingly, dividends that Zhengtu Information pays Eddia International are subject to a 10% withholding tax. As a result, we accrued a one-time withholding tax amount to RMB259.4 million (US$41.2 million) associated with the repatriation of cash for the special dividend paid during the third quarter 2011.

The PRC government recently adopted a PRC tax reform pilot program, which was initiated in Shanghai and may be extended to other cities in the future. Starting from January 1, 2012, companies which are classified by Shanghai’s local tax authorities in transportation and certain modern service sectors are required to pay VAT instead of business tax. This tax reform pilot program is new, and its interpretation and enforcement involve significant uncertainties. In the event that our other PRC subsidiaries located in Shanghai engage in business falling within the category of certain modern service sectors, or if we are unable to obtain sufficient amount of qualified VAT invoices from our suppliers to offset the net revenue subject to such VAT, our PRC subsidiaries, which pay business tax at a 5% tax rate for such part of their business before the tax reform pilot program takes effect, may face unfavorable tax consequences, which may adversely affect our business, financial condition and results of operations.

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

For purposes of the U.S. federal income tax discussion below, “U.S. Holder” means a beneficial owner of our ADSs or ordinary shares that is:

•	an individual citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation, or other entity taxable as a corporation, that was created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

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

We believe that we were not PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2011. However the application of the PFIC rules is subject to uncertainty in several respects, and we must make a separate determination after the close of each taxable year as to whether we were a PFIC for such year. As such, although we intend to conduct our business activities in a manner to reduce the risk of our classification as a PFIC in the future, we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets, and, because the value of our assets is likely to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which are likely to fluctuate, there can be no assurance that we will not be classified as a PFIC for 2012 or any future taxable year.

If we were a PFIC for any taxable year during which U.S. Holders held ADSs or ordinary shares, certain adverse U.S. federal income tax rules would apply. They would generally be subject to additional taxes and interest charges on certain “excess distributions” we make and on any gain realized on the disposition or deemed disposition of their ADSs or ordinary shares, regardless of whether we continue to be a PFIC in the year in which they receive an “excess distribution” or dispose of or are deemed to dispose of their ADSs or ordinary shares. Distributions in respect of their ADSs or ordinary shares during a taxable year would generally constitute “excess distributions” if, in aggregate, they exceed 125% of the average amount of distributions with respect to their ADSs or ordinary shares over the three preceding taxable years or, if shorter, the portion of their holding period before such taxable year.

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

Under certain attribution rules, if we are a PFIC, U.S. Holders will be deemed to own their proportionate share of lower-tier PFICs, and will therefore be subject to U.S. federal income tax on (a) a distribution on the shares of a lower-tier PFIC and (b) a disposition of shares of a lower-tier PFIC, both as if they directly held the shares of such lower-tier PFIC.

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

Unless otherwise provided by the U.S. Treasury, each U.S. Holder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. U.S. holders should consult their own tax advisors as to the application of any information reporting requirements to them resulting from our status as a PFIC.

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

You can also obtain copies of this annual report on Form 20-F by mail from the SEC’s Public Reference Section, 100 F Street, N.E., Washington D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the SEC’s website at http://www.sec.gov. The SEC’s telephone number is 1-800-SEC-0330.

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

We had RMB919.7 million (US$146.1 million) short-term investments as of December 31, 2011, with a weighted average duration of approximately 0.76 years. A hypothetical one percentage point (100 basis-point) increase in interest rates would have resulted in a decrease of approximately RMB7.0 million (US$1.1 million) in the fair value of our fixed-income investments at December 31, 2011.

Foreign currency exchange rate risk

Beginning in July 2005, the Renminbi has fluctuated within a narrow and managed band against a basket of certain foreign currencies. The cumulative depreciation of the U.S. dollar against Renminbi from July 2005 to December 2011 was approximately 22.4%. While the international reaction to the RMB appreciation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. Most of our revenues and costs are denominated in Renminbi, while a significant portion of our cash, cash equivalents, short-term financial assets and available-for-sale investments are denominated in U.S. dollars and held by our Cayman Islands holding company. Our exposure to foreign exchange risk primarily relates to those financial assets denominated in U.S. dollars, mainly as a result of proceeds from our initial public offering. A hypothetical 10% decrease in the exchange rate of the U.S. dollar against RMB would have resulted in a decrease of RMB100.5 million (US$16.0 million) in the value of our US dollar-denominated financial assets at December 31, 2011. We have not hedged exposures denominated in foreign currencies using any derivative financial instruments. Any significant revaluation of RMB against the U.S. dollar may materially affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADS in U.S. dollars.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was -0.7%, 3.3% and 5.4% in 2009, 2010 and 2011, respectively.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

D. American Depositary Shares

Fees Payable by ADS Holders

Citibank, N.A., the depositary of our ADS program (one ADS equals to one common share), which locates in 388 Greenwich Street, 14/F, New York, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary service fee are charged by the depositary to the holders of record of ADSs as of the applicable ADS record date. In the case of cash distributions, the depositary fees are generally deducted from the cash being distributed. In the case of distributions other than cash (e.g., stock dividends, rights, etc.), the depositary charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or in DRS), the depositary sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary generally collects its fees through the settlement systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts.

In the event of refusal to pay the depositary fees the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Fee to be paid by persons depositing or withdrawing shares	Services
US$5.00 per 100 ADSs	Issuance of ADSs
US$5.00 per 100 ADS	Cancellation of ADSs
US$0.02 per ADS	Distribution of cash dividends
US$5.00 per 100 ADS	Distribution of ADSs pursuant to share dividends or other free share distributions
US$0.02 per ADS	Depositary Service Fee
As necessary	Expenses of the depositary. Cable, telex, fax transmissions and delivery expenses
As necessary	Any charges incurred by the depositary in connection with regulatory requirements applicable to the shares, deposited securities, ADSs and ADRs.
As necessary	Any charges incurred by the depositary or its agents for servicing the deposited securities

Fees Payable by the Depositary to Us

From January 1, 2011 to December 31, 2011, we received from the depositary a reimbursement of US$7,599,285.6 (before tax) for certain expenses related to the maintenance of the ADR program, including our annual stock exchange listing fees and our expenses incurred in connection with investor relations programs.

PART II.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None of these events occurred in any of the years ended December 31, 2009, 2010, and 2011.

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

As required by Section 404 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2011 using criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission.

Based on this assessment, using the criteria referenced above management concluded that our internal control over financial reporting was effective as of December 31, 2011.

Our independent registered public accounting firm, Ernst & Young Hua Ming, has issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2011, as stated in their report included herein.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended December 31, 2011 that have materially affected, or are reasonable likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Giant Interactive Group Inc.

We have audited Giant Interactive Group Inc.’s (the “Company”) internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Giant Interactive Group Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Giant Interactive Group Inc. as of December 31, 2010 and 2011, and the related consolidated statements of operations and comprehensive income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2011 of Giant Interactive Group Inc. and our report dated April 23, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming

Shanghai, People’s Republic of China

April 23, 2012

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

Our audit committee consists of Jason Nanchun Jiang, Andrew Y. Yan and Peter Andrew Schloss and is chaired by Peter Andrew Schloss. Mr. Schloss, who has accounting and financial management expertise, is an “audit committee financial expert” as defined in Item 401(h) of Regulation S-K under the Securities Act. Each of these directors satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Exchange Act.

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

	For the Year Ended December 31,
	2009	2010	2011
	(In thousands of RMB)
Audit fees (1)	8,100	7,750	7,600
Audit-related fees (2)	900	1,050	900
Tax fees (3)	1,140	102	160
All other fees (4)	—	—	—

(1)	Audit fees include the aggregate fees billed for professional services rendered by Ernst & Young for the audit of our annual consolidated financial statements, as well as for services rendered associated with the audit of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.
(2)	Audit-related fees represent aggregate of fees billed for professional services rendered by Ernst & Young for assurance and related services that are not reported under audit fees.
(3)	Tax fees represent the aggregated fees billed for professional services rendered by Ernst & Young for tax compliance, tax advice, and tax planning.
(4)	All other fees represent any other fees other than audit fees, audit related fees and tax fees.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

In August 2009, our board of directors adopted a share repurchase plan pursuant to which the Company was authorized to repurchase up to US$150 million worth of our ADSs. In August 2010, our board of directors extended the term of this repurchase plan for an additional year. We did not, however, repurchase any of our ADSs under this repurchase plan, which expired on August 30, 2011.

In September 2011, our board of directors approved a new share repurchase plan with a term of one year pursuant to which the Company is authorized to repurchase up to US$50 million worth of our ADSs prior to September 30, 2012.

The table below sets forth the details of our purchases of our own equity securities during the year ended December 31, 2011.

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Units)		(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs (cumulative)	(d) Maximum Dollar Value of Shares (or Units) that May Yet To Be Purchased Under the Plans or Programs
October 1, 2011 to October 31, 2011	144,489	US$	3.52	34,146,574	US$	49,490,779.23
November 1, 2011 to November 30, 2011	633,799	US$	3.94	34,780,373	US$	46,995,995.78
December 1, 2011 to December 31, 2011	154,684	US$	4.00	34,935,057	US$	46,375,895.24

Total	932,972

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

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

ITEM 16H. MINE SAFETY DISCLOSURE.

Not applicable.

PART III.

ITEM 17. FINANCIAL STATEMENTS.

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS.

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS.

Exhibit Number	Description of Document
1.1	Memorandum and Articles of Association of Giant Interactive Group Inc. (incorporated by reference to Exhibit 3.1 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

2.1	Specimen Certificate for Common Shares of Giant Interactive Group Inc. (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

2.2	Form of American Depositary Receipt of Giant Interactive Group Inc. (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

2.3	Form of Deposit Agreement among the Giant Interactive Group Inc., Citibank, N.A., and holders and beneficial owners of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

4.1	Employee Share Option Scheme (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

4.2	Forms of option grant agreements for the Employee Share Option Scheme (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

4.3	2007 Performance Incentive Plan (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

4.4	Forms of option grant agreement and SAR grant agreement under the 2007 Performance Incentive Plan (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

4.5	Form of Indemnification Agreement with the directors of Giant Interactive Group Inc. (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

4.6	Form of Employment Agreement for Executive Officers of Giant Interactive Group and Employment Agreement of Yuzhu Shi (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

4.7	Form of Irrevocable Powers of Attorney of all the recorded shareholders of Shanghai Giant Network Technology Co., Ltd. (a/k/a Shanghai Zhengtu Network Technology Co., Ltd.), namely Yuliang Feng, Haixiao Lin, Wei Liu, Chen Cheng, Lv Zhang, Tao Yue, Fabing Qu, Yonggui Wang, Kai Chen and Shanghai Lanlin Bio-Technology Co., Ltd., dated September 7, 2006 and Irrevocable Powers of Attorney of Lv Zhang (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

4.8	Purchase Option and Cooperation Agreement among Shanghai Giant Network Technology Co., Ltd. (a/k/a Shanghai Zhengtu Network Technology Co., Ltd.) recorded shareholders of Shanghai Giant Network Technology Co., Ltd., namely Yuliang Feng, Haixiao Lin, Wei Liu, Chen Cheng, Lv Zhang, Tao Yue, Fabing Qu, Yonggui Wang, Kai Chen and Shanghai Lanlin Bio-Technology Co., Ltd, and Shanghai Zhengtu Information Technology Co., Ltd. dated September 7, 2006 (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

4.9	Share Pledge Agreement among Shanghai Giant Network Technology Co., Ltd. (a/k/a Shanghai Zhengtu Network Technology Co., Ltd.) recorded shareholders of Shanghai Giant Network Technology Co., Ltd., namely Yuliang Feng, Haixiao Lin, Wei Liu, Chen Cheng, Lv Zhang, Tao Yue, Fabing Qu, Yonggui Wang, Kai Chen and Shanghai Lanlin Bio-Technology Co., Ltd, and Shanghai Zhengtu Information Technology Co., Ltd. dated September 7, 2006 (incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)
4.10	Online Game Software Sales and Licensing Agreement between Shanghai Giant Network Technology Co., Ltd. (a/k/a Shanghai Zhengtu Network Technology Co., Ltd.) and Shanghai Zhengtu Information Technology Co., Ltd. dated September 6, 2006 (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

4.11	Exclusive Technical Consulting and Service Agreement between Shanghai Giant Network Technology Co., Ltd. (a/k/a Shanghai Zhengtu Network Technology Co., Ltd.) and Shanghai Zhengtu Information Technology Co., Ltd. dated September 7, 2006 (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

4.12	Supplementary Agreement among Shanghai Giant Network Technology Co., Ltd. (a/k/a Shanghai Zhengtu Network Technology Co., Ltd.), recorded shareholders of Shanghai Giant Network Technology Co., Ltd., namely Yuliang Feng, Haixiao Lin, Wei Liu, Chen Cheng, Lv Zhang, Tao Yue, Fabing Qu, Yonggui Wang, Kai Chen and Shanghai Lanlin Bio-Technology Co., Ltd, Shanghai Zhengtu Information Technology Co., Ltd., and Yuzhu Shi (incorporated by reference to Exhibit 10.12 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

4.13	Supplementary Agreement among Shanghai Giant Network Technology Co., Ltd. (a/k/a Shanghai Zhengtu Network Technology Co., Ltd.), recorded shareholders of Shanghai Giant Network Technology Co., Ltd., namely Yuliang Feng, Haixiao Lin, Wei Liu, Chen Cheng, Lv Zhang, Tao Yue, Fabing Qu, Yonggui Wang, Kai Chen and Shanghai Lanlin Bio-Technology Co., Ltd, Shanghai Zhengtu Information Technology Co., Ltd. and Yuzhu Shi dated August 27, 2007 (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

4.14	Subscription Agreement between Giant Interactive Group Inc. and Standard Chartered Private Equity Limited (incorporated by reference to Exhibit 10.14 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

4.15	Registration Rights Agreement between Giant Interactive Group Inc. and Standard Chartered Private Equity Limited (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

4.16	Translation of Office Lease and Property Management Contract between Shanghai Zhengtu Information Technology Co., Ltd. and Shanghai Jiante Biotechnology Co., Ltd. (initially filed with the Commission on June 17, 2011)

4.17	Translation of Office Lease Contract between Shanghai Zhengtu Information Technology Co., Ltd. and Shanghai Jiante Biotechnology Co., Ltd. (initially filed with the Commission on June 17, 2011)

4.18*	Translation of ZT Online 2 User Platform Software Distribution and License Agreement between Shanghai Jujia Network Technology Co., Ltd. and Shanghai Giant Network Technology Co., Ltd. dated August 25, 2011.

4.19*	Translation of ZT Online 2 Game Distribution and License Agreement between Shanghai Jujia Network Technology Co., Ltd. and Shanghai Giant Network Technology Co., Ltd. dated August 27, 2011, as amended by a Supplement dated June 20, 2011.

4.20*	Translation of Giant Online User Platform Software Distribution and License Agreement between Shanghai Juhuo Network Technology Co., Ltd. and Shanghai Giant Network Technology Co., Ltd. dated June 21, 2011.

4.21*	Sunshine Insurance Investment Transfer Agreement between Union Sky Holding Group, Ltd. and Shanghai Giant Network Technology Co., Ltd. dated August 8, 2011.

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1*	Consent of Grandall Law Firm (Shanghai)

23.2*	Consent of Independent Registered Public Accounting Firm

23.3*	Consent of Jones Lang LaSalle Sallmanns

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report
**	XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 23, 2012

GIANT INTERACTIVE GROUP INC.

/s/ JAZY ZHANG
Name:	Jazy Zhang
Title:	Chief Financial Officer

GIANT INTERACTIVE GROUP INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Giant Interactive Group Inc.

We have audited the accompanying consolidated balance sheets of Giant Interactive Group Inc. (the “Company”) as of December 31, 2010 and 2011, and the related consolidated statements of operations and comprehensive income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Giant Interactive Group Inc. at December 31, 2010 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Giant Interactive Group Inc.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 23, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming

Shanghai, The People’s Republic of China

April 23, 2012

GIANT INTERACTIVE GROUP INC.

CONSOLIDATED BALANCE SHEETS

		December 31,
	Note	2010	2011
		(RMB)	(RMB)	(US$)
ASSETS
Current assets:
Cash and cash equivalents		2,776,936,322	950,321,028	150,990,805
Short-term investments	3	3,253,362,000	919,774,660	146,137,476
Accounts receivable (net of allowance of RMB5,953,066 and RMB4,075,162 (US$647,478) for 2010 and 2011)		9,800,407	13,692,673	2,175,547
Prepayments and other current assets	5	132,727,408	111,951,828	17,787,354
Due from related parties	21	25,000,000	3,410,114	541,813
Inventories		433,953	317,019	50,369
Deferred tax assets	17	105,745,171	179,779,122	28,564,026

Total current assets		6,304,005,261	2,179,246,444	346,247,390

Non-current assets:
Property and equipment, net	6	143,286,303	349,667,907	55,556,635
Intangible assets, net	7	33,954,716	26,448,716	4,202,278
Due from research and development entity partners		10,783,600	7,637,000	1,213,397
Goodwill	8	22,201,960	22,201,960	3,527,536
Investment in equity investees	9	35,125,945	351,400,224	55,831,872
Long-term investment	10	20,495,239	29,495,239	4,686,322
Available-for-sale securities	12	423,302,661	386,851,118	61,464,453
Held-to-maturity securities	13	—	100,000,000	15,888,400
Deferred tax assets	17	13,145,488	17,100,182	2,716,945
Other assets	11	101,842,080	81,182,192	12,898,551

Total non-current assets:		804,137,992	1,371,984,538	217,986,389

Total assets		7,108,143,253	3,551,230,982	564,233,779

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Payables and accrued expenses (including payables and accrued expenses of Shanghai Giant Network Technology Co., Ltd. and its subsidiaries without recourse to Giant Interactive Group Inc. of RMB47,739,568 and RMB72,956,998 (US$11,591,700) as of December 31, 2010 and 2011, respectively	14	144,436,022	171,610,885	27,266,224
Advances from distributors (including advances from distributors of Shanghai Giant Network Technology Co., Ltd. and its subsidiaries without recourse to Giant Interactive Group Inc. of RMB75,506,955 and RMB82,327,668 (US$13,080,549) as of December 31, 2010 and 2011, respectively)		75,506,955	82,327,669	13,080,549
Due to a related party (including due to a related party of Shanghai Giant Network Technology Co., Ltd. and its subsidiaries without recourse to Giant Interactive Group Inc. of RMB14,248,095 and RMB10,720,869 (US$1,703,375) as of December 31, 2010 and 2011, respectively)	21	—	540,345	85,852
Deferred revenue (including deferred revenue of Shanghai Giant Network Technology Co., Ltd. and its subsidiaries without recourse to Giant Interactive Group Inc. of RMB434,738,212 and RMB518,363,112 (US$82,359,604) as of December 31, 2010 and 2011, respectively)		442,795,002	529,204,385	84,082,109
Tax payable (including tax payable of Shanghai Giant Network Technology Co., Ltd. and its subsidiaries without recourse to Giant Interactive Group Inc. of RMB371,748 and RMB64,733 (US$10,285) as of December 31, 2010 and 2011, respectively)		22,191,957	38,561,157	6,126,751
Unrecognized tax benefit (including unrecognized tax benefit of Shanghai Giant Network Technology Co., Ltd. and its subsidiaries without recourse to Giant Interactive Group Inc. of RMB1,990,061 and RMB5,911,803 (US$ 939,291) as of December 31, 2010 and 2011, respectively	17	14,758,798	44,451,522	7,062,636
Deferred tax liabilities (including deferred tax liabilities of Shanghai Giant Network Technology Co., Ltd. and its subsidiaries without recourse to Giant Interactive Group Inc. of RMB nil and RMB1,650,000 (US$262,159) as of December 31, 2010 and 2011, respectively)	17	624,770	148,219,632	23,549,728

Total current liabilities		700,313,504	1,014,915,595	161,253,849

Non-current liabilities:
Deferred tax liabilities (including deferred tax liabilities of Shanghai Giant Network Technology Co., Ltd. and its subsidiaries without recourse to Giant Interactive Group Inc. of RMB nil and RMB14,869,840 (US$2,362,579) as of December 31, 2010 and 2011, respectively)	17	186,496	14,882,313	2,364,561

Total liabilities		700,500,000	1,029,797,908	163,618,410

Commitments and contingencies	25	—	—	—

Shareholders’ equity
Ordinary shares (par value US$0.0000002 per share; 500,000,000 shares authorized as at December 31, 2010 and December 31,2011, respectively; 263,110,626 shares issued and 228,019,412 shares outstanding at December 31, 2010; 273,110,626 shares issued and 235,234,959 shares outstanding at December 31, 2011)		417	430	68
Additional paid-in capital		6,087,534,887	4,350,262,526	691,187,106
Statutory reserves	24	43,890,273	14,125,819	2,244,367
Accumulated other comprehensive loss		(300,504,420)	(401,229,786)	(63,748,993)
Retained earnings		2,738,731,300	655,013,363	104,071,142
Treasury stock	22	(2,176,792,033)	(2,122,524,316)	(337,235,151)

Total Giant Interactive Group Inc.’s equity		6,392,860,424	2,495,648,036	396,518,539

Non controlling interests	15	14,782,829	25,785,038	4,096,830

Total shareholders’ equity		6,407,643,253	2,521,433,074	400,615,369

Total liabilities and shareholders’ equity		7,108,143,253	3,551,230,982	564,233,779

The accompanying notes are an integral part of the consolidated financial statements.

GIANT INTERACTIVE GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE

INCOME

		For the year ended December 31,
	Note	2009	2010	2011
		(RMB)	(RMB)	(RMB)	(US$)
Net revenue:
Online games		1,293,018,121	1,289,480,817	1,701,343,096	270,316,194
Licensing revenues		10,687,252	42,666,674	54,537,719	8,665,171
Other revenue, net		130,074	667,960	36,336,494	5,773,287

Total net revenue		1,303,835,447	1,332,815,451	1,792,217,309	284,754,652
Cost of services		(204,069,659)	(199,122,245)	(257,246,446)	(40,872,344)

Gross profit		1,099,765,788	1,133,693,206	1,534,970,863	243,882,308

Operating (expenses) income
Research and product development		(113,354,460)	(186,036,564)	(230,209,370)	(36,576,585)
Sales and marketing		(119,600,377)	(143,006,150)	(169,981,540)	(27,007,347)
General and administrative		(121,446,102)	(119,447,009)	(103,727,165)	(16,480,587)
Government financial incentives	16	88,460,000	57,386,000	47,746,000	7,586,075
Impairment of intangible assets		—	(46,557,669)	—	—

Total operating expenses		(265,940,939)	(437,661,392)	(456,172,075)	(72,478,444)

Income from operations		833,824,849	696,031,814	1,078,798,788	171,403,864

Interest income		102,200,467	136,097,898	141,587,341	22,495,963
Investment (loss) income		(5,970,899)	—	3,047,619	484,218
Other income, net		14,024,846	65,465,834	43,558,342	6,920,724

Income before income tax expenses		944,079,263	897,595,546	1,266,992,090	201,304,769

Income tax expenses	17	(85,060,010)	(89,322,402)	(352,378,221)	(55,987,261)
Share of loss of an equity investee		—	(648,106)	(8,218,001)	(1,305,709)

Net income		859,019,253	807,625,038	906,395,868	144,011,799

Net loss (income) attributable to non controlling interests	15	294,493	3,562,795	(26,428,994)	(4,199,144)

Net income attributable to the Company’s shareholders		859,313,746	811,187,833	879,966,874	139,812,655

Other comprehensive loss, net of tax

Foreign currency translation		(12,768,786)	(73,194,240)	(84,727,808)	(13,461,893)
Reclassification adjustment		(1,813,513)	—	—	—
Unrealized holding losses		(30,951,002)	(14,540,051)	(15,997,558)	(2,541,756)

Total other comprehensive loss, net of tax		(45,533,301)	(87,734,291)	(100,725,366)	(16,003,649)

Comprehensive income		813,780,445	723,453,542	779,241,508	123,809,006

Earnings per share:	18

Basic		3.80	3.57	3.79	0.60
Diluted		3.67	3.47	3.79	0.60

Weighted average ordinary shares:

Basic		226,278,227	227,308,854	232,004,879	232,004,879
Diluted		233,960,556	233,928,400	232,004,879	232,004,879

The accompanying notes are an integral part of the consolidated financial statements.

GIANT INTERACTIVE GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,
	2009	2010	2011
	(RMB)	(RMB)	(RMB)	(US$)
Cash flows from operating activities:
Net income	859,019,253	807,625,038	906,395,868	144,011,799
Adjustments for:
Deferred taxes	12,130,935	(31,980,857)	83,932,389	13,335,514
Share-based compensation expense	30,575,390	33,289,216	29,335,181	4,660,892
Depreciation of property and equipment	52,965,806	54,444,577	60,877,662	9,672,486
Amortization of intangible assets and other assets	15,703,041	31,657,738	19,607,751	3,115,358
Loss from disposal of property and equipment	204,061	4,213,443	2,034,664	323,276
Impairment of intangible assets	—	46,557,669	—	—
Provision for (recovery of) doubtful debts	162,318	(1,031,746)	(1,877,904)	(298,369)
Net realized gain on investment held-for-trading	(320,777)	—	—	—
Gain on deconsolidation of a subsidiary	—	(68,774,051)	(4,993,146)	(793,331)
Share of loss of an equity investee	—	648,106	8,218,001	1,305,709
Changes in assets and liabilities:
Increase in accounts receivable	(961,407)	(7,144,958)	(2,014,362)	(320,050)
(Increase) decrease in prepayments and other current assets	(77,397,505)	21,524,192	18,024,537	2,863,811
(Increase) decrease in due from related parties	(3,592)	3,592	(3,320,543)	(527,581)
(Increase) decrease in due from research-and-development entity partners	—	(10,783,600)	3,146,600	499,944
Decrease in inventories	728,747	290,102	116,934	18,579
Increase in other assets	(85,239,597)	—	—	—
Increase in payables and accrued expenses	29,302,376	22,543,374	15,133,759	2,404,512
Increase (decrease) in advance from distributors	2,945,310	(14,057,759)	6,820,714	1,083,702
Increase in due to a related party	—	—	782,830	124,379
Increase in unrecognized tax benefit	5,142,414	4,803,660	29,692,724	4,717,699
(Decrease) increase in income tax payable	(11,358,696)	16,807,255	16,369,200	2,600,804
(Decrease) increase in deferred revenue	(81,839,193)	121,503,917	86,409,383	13,729,068

Net cash provided by operating activities	751,758,884	1,032,138,908	1,274,692,242	202,528,201

Cash flows from investing activities:
Payment for short-term investments	(3,239,964,493)	(6,823,806,000)	(3,733,267,990)	(593,156,547)
Proceeds received from maturity of short-term investments	2,810,062,992	7,872,494,000	6,047,547,330	960,858,503
Deposit for purchase of an office building	—	(18,921,000)	—	—
Investment in equity investees	—	(3,000,000)	(317,050,000)	(50,374,172)
Increase in long-term investments	—	(20,495,239)	(9,000,000)	(1,429,956)
Payment for available-for-sale investments	(34,157,500)	—	—	—
Payment for held-to-maturity securities	(500,000,000)	—	(100,000,000)	(15,888,400)
Purchase of property and equipment	(20,969,714)	(20,880,588)	(244,571,881)	(38,858,558)
Capitalized product development costs and purchased software	(35,383,116)	(15,653,901)	(11,002,249)	(1,748,081)
Proceeds from deconsolidation of a subsidiary	—	28,625,000	—	—
Deconsolidation of subsidiaries	—	(25,000,000)	(4,608,901)	(732,281)

Proceeds from disposal of intangible assets	—	—	25,000,000	3,972,100
Proceeds from disposal of property and equipment	—	—	223,580	35,523
Acquisition of a subsidiary, net of cash acquired	(1,510,103)	(15,016,811)	—	—

Net cash (used in) provided by investing activities	(1,021,921,934)	958,345,461	1,653,269,889	262,678,131

The accompanying notes are an integral part of the consolidated financial statements.

GIANT INTERACTIVE GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT’D)

	For the year ended December 31,
	2009	2010	2011
	(RMB)	(RMB)	(RMB)	(US$)
Cash flows from financing activities:
Proceeds from exercise of share options	18,734,326	17,760,783	138,511,514	22,007,263
Dividends to shareholders	(277,652,205)	(279,122,994)	(4,810,164,772)	(764,258,214)
Dividends to non controlling interests	—	—	(12,250,000)	(1,946,329)
Repurchase of shares	(62,846,075)	—	(22,960,759)	(3,648,097)
Capital contribution from non controlling interests	5,145,000	10,737,017	937,000	148,874
Capital contribution to non controlling interests	—	—	(3,554,500)	(564,753)

Net cash used in financing activities	(316,618,954)	(250,625,194)	(4,709,481,517)	(748,261,256)

Effect of exchange rate changes on cash and cash equivalents	(12,335,583)	(60,078,122)	(45,095,908)	(7,165,018)

Net (decrease) increase in cash and cash equivalents	(599,117,587)	1,679,781,053	(1,826,615,294)	(290,219,942)
Cash and cash equivalents at the beginning of year	1,696,272,856	1,097,155,269	2,776,936,322	441,210,747

Cash and cash equivalents at the end of year	1,097,155,269	2,776,936,322	950,321,028	150,990,805

Supplemental disclosures:
Income tax paid	(99,688,366)	(116,066,099)	(109,454,531)	(17,390,574)
Withholding income tax paid associated with the repatriation of cash for a special dividend	—	—	(111,357,239)	(17,692,883)
Tax benefit realized from stock options	555,978	920,398	6,731,453	1,069,520
Interest received	72,139,558	150,531,887	153,658,020	24,413,801
Non-cash investing activities:
Deconsolidation of subsidiaries
- Intangible assets	—	25,000,000	—	—
- Due from related parties	—	(25,000,000)	57,429	9,125
- Non-controlling interests	—	3,750,000	(2,158,537)	(342,957)
- Acquisition of property and equipment and intangible assets included in payables and accrued expenses	(3,161,223)	1,889,955	5,165,018	820,639
- Investment in Huayi Giant Information	—	(32,774,051)	—	—

The accompanying notes are an integral part of the consolidated financial statements.

GIANT INTERACTIVE GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Note	Number of Ordinary shares	Ordinary shares	Additional paid-in capital	Statutory reserves	Accumulated other comprehensive loss	Retained earnings	Treasury stock	Total Giant Interactive Group Inc.’s equity	Non controlling interest	Total shareholders’ equity
		(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Balance as of January 1, 2009		227,018,426	417	5,985,416,631	43,890,273	(167,236,828)	1,625,004,920	(2,113,945,958)	5,373,129,455	—	5,373,129,455
Net income for the year		—	—	—	—	—	859,313,746	—	859,313,746	(294,493)	859,019,253
Non-controlling interest
- Non controlling interests from acquisition of a subsidiary		—	—	—	—	—	—	—	—	2,758,100	2,758,100
- Equity movement		—	—	—	—	—	—	—	—	5,145,000	5,145,000
Comprehensive income:
- Foreign currency translation		—	—	—	—	(12,768,786)	—	—	(12,768,786)	—	(12,768,786)
- Reclassification adjustment		—	—	—	—	(1,813,513)	—	—	(1,813,513)	—	(1,813,513)
- Unrealized holding losses	12	—	—	—	—	(30,951,002)	—	—	(30,951,002)	—	(30,951,002)
Exercise of share options	19	1,371,366	—	18,734,326	—		—	—	18,734,326	—	18,734,326
Share-based compensation	19	—	—	32,038,720	—	—	—	—	32,038,720	—	32,038,720
Repurchase of shares	19	(1,570,785)	—	—	—	—	—	(62,846,075)	(62,846,075)	—	(62,846,075)
Dividends to shareholders	23	—	—	—	—	—	(277,652,205)	—	(277,652,205)	—	(277,652,205)

Balance as of December 31, 2009		226,819,007	417	6,036,189,677	43,890,273	(212,770,129)	2,206,666,461	(2,176,792,033)	5,897,184,666	7,608,607	5,904,793,273
Net income for the year		—	—	—	—	—	811,187,833	—	811,187,833	(3,562,795)	807,625,038
Non-controlling interest
- Beijing Huayi Giant Information Technology Co., Ltd. (“Huayi Giant Information”)		—	—	—	—	—	—	—	—	3,750,000	3,750,000
- Deconsolidation of Huayi Giant Information		—	—	—	—	—	—	—	—	(3,750,000)	(3,750,000)
- Equity movement		—	—	—	—	—	—	—	—	10,737,017	10,737,017
Comprehensive income:
- Foreign currency translation		—	—	—	—	(73,194,240)	—	—	(73,194,240)	—	(73,194,240)
- Reclassification adjustment		—	—	—	—	—	—	—	—	—	—
- Unrealized holding losses	12	—	—	—	—	(14,540,051)	—	—	(14,540,051)	—	(14,540,051)
Exercise of share options	19	1,200,405	—	17,760,783	—	—	—	—	17,760,783	—	17,760,783
Share based compensation	19	—	—	33,584,427	—	—	—	—	33,584,427	—	33,584,427
Repurchase of shares	19	—	—	—	—	—	—	—	—	—	—
Dividends to shareholders	23	—	—	—	—	—	(279,122,994)	—	(279,122,994)	—	(279,122,994)

Balance as of December 31, 2010		228,019,412	417	6,087,534,887	43,890,273	(300,504,420)	2,738,731,300	(2,176,792,033)	6,392,860,424	14,782,829	6,407,643,253
Issuances of shares			13	—	—	—	—	—	13	—	13
Net income for the year		—	—	—	—	—	879,966,874	—	879,966,874	26,428,994	906,395,868
Non-controlling interest
- Equity movement		—	—	—	—	—	—	—	—	836,998	836,998
- Deconsolidation of Shanghai Juxi Network Technology Co., Ltd. (“Juxi Network”)		—	—	—	—	—	—	—	—	(1,091,241)	(1,091,241)
- Deconsolidation of Shanghai Juxian Network Technology Co., Ltd. (“Juxian Network”)		—	—	—	—	—	—	—	—	(1,067,296)	(1,067,296)
- Consolidation of Shanghai Juyan Network Technology Co., Ltd. (“Juyan Network”)		—	—	—	—	—	—	—	—	(1,855,246)	(1,855,246)
- Dividend declared by Shanghai Jujia Network Technology Co., Ltd. (“Jujia Network”)		—	—	—	—	—	—	—	—	(12,250,000)	(12,250,000)
Comprehensive income:
- Foreign currency translation		—	—	—	—	(84,727,808)	—	—	(84,727,808)	—	(84,727,808)
- Unrealized holding losses	12	—	—	—	—	(15,997,558)	—	—	(15,997,558)	—	(15,997,558)
Exercise of share options	19	8,148,519	—	99,668,141	—	—	(47,960,922)	77,228,476	128,935,695	—	128,935,695
Reversal of statutory reserves		—	—	—	(32,958,749)	—	32,958,749	—	—	—	—
Appropriation to statutory reserves		—	—	—	3,194,295	—	(3,194,295)	—	—	—	—
Capital discount from acquiring non-controlling interests of Juyan Network		—	—	(1,599,254)	—	—	—	—	(1,599,254)	—	(1,599,254)
Share based compensation	19	—	—	29,335,181	—	—	—	—	29,335,181	—	29,335,181
Repurchase of shares	19	(932,972)	—	—	—	—	—	(22,960,759)	(22,960,759)	—	(22,960,759)
Dividends to shareholders	23	—	—	(1,864,676,429)	—	—	(2,945,488,343)	—	(4,810,164,772)	—	(4,810,164,772)

Balance as of December 31, 2011 (RMB)		235,234,959	430	4,350,262,526	14,125,819	(401,229,786)	655,013,363	(2,122,524,316)	2,495,648,036	25,785,038	2,521,433,074

Balance as of December 31, 2011 (US$)		235,234,959	68	691,187,106	2,244,367	(63,748,993)	104,071,142	(337,235,151)	396,518,539	4,096,830	400,615,369

The accompanying notes are an integral part of the consolidated financial statements.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009, 2010 and 2011

1.	ORGANIZATION AND NATURE OF OPERATIONS

The accompanying consolidated financial statements include the financial statements of Giant Interactive Group Inc. (the “Company” or “Giant Interactive”), its subsidiaries, Shanghai Giant Network Technology Co., Ltd. (“Giant Network” or the “VIE”) and its subsidiaries, collectively referred to as the “Group”.

Giant Interactive was incorporated in the Cayman Islands on July 26, 2006 and became the holding company of the Group.

The Group is engaged in the development and operation of online games in the People’s Republic of China (the “PRC”). The Group primarily develops and operates online games through its subsidiary, Zhengtu Information, and its VIE subsidiary, Giant Network.

Details of the Company’s subsidiaries are as follows:

Entities	Date of incorporation/ establishment	Place of incorporation/ establishment	Percentage of shareholding/ ownership	Principal activities

Subsidiaries:
Eddia International Group Limited (“Eddia International”)	July 26, 2006	British Virgin Islands (“BVI”)	100.00%	Investment holding
Shanghai Zhengtu Information Technology Co., Ltd. (“Zhengtu Information”)	September 6, 2006	PRC	100.00%	Online game development and maintenance
Giant Interactive (HK) Limited (“Giant HK”)	December 22, 2008	Hong Kong	100.00%	Investment holding
Zhuhai Zhengtu Information Technology Co., Ltd. (“Zhuhai Zhengtu”)	February 19, 2009	PRC	100.00%	Online game research and development
Hangzhou Snow Wolf Software Co., Ltd. (“Snow Wolf Software”)	Acquired on May 18, 2009	PRC	51.07%	Online game research and development
Shanghai Zhengduo Information Technology Co., Ltd. (“Zhengduo Information”)	July 8, 2009	PRC	100.00%	Online game development and maintenance
Shanghai Jujia Network Technology Co., Ltd. (“Jujia Network”)	October 20, 2009	PRC	51.00%	Online game research and development
Shanghai Juhuo Network Technology Co., Ltd. (“Juhuo Network”)	November 4, 2009	PRC	51.00%	Online game development and maintenance
Shanghai Juhe Network Technology Co., Ltd. (“Juhe Network”)	November 4, 2009	PRC	51.00%	Online game research and development
Shanghai Juyan Network Technology Co., Ltd. (“Juyan Network”)	January 4, 2010	PRC	100.00%	Online game research and development
Chengdu Jufan Network Technology Co., Ltd. (“Jufan Network”)	March 29, 2010	PRC	51.00%	Online game research and development
Shanghai Zhengju Information Technology Co., Ltd. (“Zhengju Information”)	April 28, 2010	PRC	100.00%	Online game research and development
Shanghai Juquan Network Technology Co., Ltd. (“Juquan Network”)	May 19, 2010	PRC	51.00%	Online game research and development

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009, 2010 and 2011

1.	ORGANIZATION AND NATURE OF OPERATIONS (CONT’D)

Subsidiary	Date of incorporation/ establishment	Place of incorporation/ establishment	Percentage of shareholding/ ownership	Principal activities

Variable Interest Entity (the “VIE”)
Shanghai Giant Network Technology Co., Ltd. (“Giant Network”)	November 14, 2004	PRC	—	Internet content provider

Held directly by Giant Network:
Wuxi Giant Network Technology Co., Ltd. (“Wuxi Network”)	December 28, 2009	PRC	—	Online game research and development
Wuxi Tiema Network Technology Co., Ltd. (“Tiema Network”)	June 3, 2010	PRC	—	Online game research and development
Shanghai Juxin Network Technology Co., Ltd. (“Juxin Network”)	October 9, 2010	PRC	—	Online game research and development
Beijing Giant Glorious Mission Network Technology Co., Ltd. (“Beijing Giant”)	October 13, 2010	PRC	—	Online game research and development
Beijing Julun Network Information Technology Co., Ltd. (“Julun Network”)	Acquired on November 19, 2010	PRC	—	Online game research and development
Shanghai Haoji Network Technology Co., Ltd. (“Haoji Network”)	Acquired on November 24, 2010	PRC	—	Online game research and development
Wuxi Tiequan Network Technology Co., Ltd. (“Tiequan Network”)	May 23, 2011	PRC	—	Online game research and development

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009, 2010 and 2011

1.	ORGANIZATION AND NATURE OF OPERATIONS (CONT’D)

In September 2006, in contemplation of an initial public offering, the Group completed a reorganization (the “Reorganization”) which was necessary to comply with PRC law and regulations that restrict foreign ownership of a company that provides Internet content services, which includes operating online games.

As part of the Reorganization, Mr. Yuzhu Shi, his immediate family and the other eighteen individual shareholders of Giant Network through their respective BVI holding companies, established the Company and Eddia International. Mr. Yuzhu Shi and his immediate family, through their BVI holding companies, Union Sky Holding Co., Ltd. and Vogel Holding Group Limited, are the controlling shareholders of the Company since incorporation. Subsequently, on September 6, 2006, Eddia International established Zhengtu Information, a wholly-owned foreign enterprise, which entered into a series of agreements with Giant Network. Pursuant to these agreements, Giant Network transferred most of its employees and operating assets, including the rights to operate its online game, ZT Online, to Zhengtu Information, except for certain assets that an online game operator must own to be an Internet license holder. In return, Zhengtu Information exclusively provides certain technical and consulting services and software licenses to Giant Network in exchange for fees, which can be adjusted at the Company’s discretion, through its direct ownership interest in Zhengtu Information as well as provide financial support to Giant Network, as necessary. As a result of these agreements, the Company is considered the primary beneficiary of Giant Network through Zhengtu Information (see Note 2) and accordingly, Giant Network’s results of operation and financial condition are consolidated in the financial statements of the Group.

In January 2011, Zhengduo Information purchased 49% equity interest in Juyan Network that it previously owned 51% equity interest in, at a consideration of approximately RMB3,500,000 (US$556,000). As a result, the Company through Zhengduo Information owns 100% equity interest in Juyan Network.

On May, 2011, Wuxi Network and 7 individuals invested approximately RMB 300,000 (US$48,000) to establish Tiequan Network. The Company, through its VIE, Giant Network, owns 25.8% equity interest of Tiequan Network (Giant Network owns 50.6% equity interest in Wuxi Network and Wuxi Network owns 51% equity interest of Wuxi Tiequan).

On August 15, 2011, Zhengduo Information, wholly owned by Giant HK, injected paid-in capital of approximately RMB 29,000,000 (US$4,608,000) to Zhengju Information, which was a wholly owned enterprise by Giant Network as of December 31, 2010. On September 14, 2011, Giant Network retrieved all of its investment of approximately RMB 1,000,000 (US$159,000), which resulted in Zhengju Information being a wholly owned subsidiary by Zhengduo Information.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009, 2010 and 2011

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1)	Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of its assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Company’s consolidated financial statements include, but are not limited to, revenue recognition, acquired intangible assets and related goodwill, estimating the useful lives of long-lived assets and intangible assets, assessing the initial valuation of assets acquired and liabilities assumed in a business combination and the subsequent impairment assessment of long-lived assets, intangible assets and related goodwill, share-based compensation expenses, deferred tax assets and related valuation allowance, income tax uncertainties, provision for doubtful debts, impairment and valuation of all investment types. Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from these estimates. Certain amounts previously reported have been reclassified to conform to the current year presentation.

2)	Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIE and its subsidiaries for which a subsidiary of the Company, Zhengtu Information, is the primary beneficiary. All transactions and balances between the Company, its subsidiaries, the VIE and its subsidiaries have been eliminated upon consolidation. Results of acquired subsidiaries are consolidated.

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

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009, 2010 and 2011

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

2)	Consolidation (Cont’d)

PRC laws and regulations restrict foreign ownership to operate online games. In order to comply with these foreign ownership restrictions, the Company operates its online games in China through Giant Network, a variable interest entity, which is 75% owned by Mr. Yuzhu Shi, who is also a principal shareholder of the Company. Zhengtu Information has the unilateral right to control Giant Network, including its financial interests, through the following contractual arrangements which have been entered into amongst Zhengtu Information, Giant Network and its equity holders:

Online Games Software Sales and Licensing Agreements

Pursuant to the Online Games Software Sales and Licensing Agreements between Zhengtu Information, Jujia Network, Juhuo Network, Snow Wolf Software and Giant Network, Zhengtu Information, Jujia Network, Juhuo Network and Snow Wolf Software license their online game software to Giant Network in return for an upfront fee and royalty fees charged at fixed rates ranging from 24% to 65% of the game revenues derived from four game series, on a monthly basis. In addition, such royalty fee rates are adjustable at the sole discretion of Zhengtu Information, Jujia Network, Juhuo Network and Snow Wolf Software respectively. These agreements have indefinite terms and can only be terminated if both parties mutually agree in writing.

Exclusive Technical Consulting and Service Agreement

Pursuant to the Exclusive Technical Consulting and Service Agreement between Zhengtu Information and Giant Network, Zhengtu Information is to provide exclusive technical and consulting services in return for fees computed based on the total operating expenses incurred by Zhengtu Information and Giant Network plus a reasonable markup, which is also adjustable at the sole discretion of Zhengtu Information. This agreement is valid for ten years and is renewable at the sole discretion by Zhengtu Information. If Giant Network terminates such agreement subject to a six-month prior written consent from Zhengtu Information; however, Zhengtu Information is entitled to terminate all relevant agreements under the VIE arrangement and to demand Giant Network to pay a fixed-amount penalty equivalent to RMB20,000,000 in addition to the actual losses.

During the years ended December 31, 2009, 2010 and 2011, total fees charged under the agreements above totaled approximately RMB989,000,000, RMB1,135,000,000 and RMB1,474,000,000 (US$234,000,000), respectively, which represented substantially all of Giant Network’s operating profits for the years presented.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009, 2010 and 2011

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

2)	Consolidation (Cont’d)

Power of Attorney

Pursuant to the Purchase Option and Cooperation Agreement, each of the equity holders of Giant Network has signed an irrevocable Power of Attorney to grant Zhengtu Information’s designee, Mr. Yuzhu Shi, the power to exercise all the voting rights of such shareholder in shareholders’ meeting, including but not limited to deciding to sale or transfer of all or part of such shareholder’s equity interests in, and appointing and selecting directors, general managers and other senior management of Giant Network. This agreement remains effective as long as the Purchase Option and Cooperation Agreement are effective.

Purchase Option and Cooperation Agreement

Pursuant to the Purchase Option and Cooperation Agreement and its supplementary agreements amongst Zhengtu Information and the equity holders of Giant Network, the equity holders of Giant Network granted Zhengtu Information or its designated party, an exclusive irrevocable option to purchase all or part of their equity interests, when and to the extent permitted under the PRC law, at an amount equal to RMB10,000,000 or the lowest price permitted by the PRC law. Giant Network cannot declare any profit distributions or grant loans in any forms without the prior written consent of Zhengtu Information. All funds received by the equity holders of Giant Network or their designees (including but not limited to dividends and loans) must be remitted in full to Zhengtu Information and Giant Network, respectively. If Giant Network or its equity holders commit a material breach of the Purchase Option and Cooperation Agreement or its supplementary agreements and fail to cure or remedy such breach, Zhengtu Information reserves the right to either terminate the agreement and demand the breaching party for compensation for all damages and losses, or to enforce the further performance of the agreement in addition to the claim for all damages and losses against the breaching party.

Share Pledge Agreement

Pursuant to the Share Pledge Agreement between Zhengtu Information and the equity holders of Giant Network, the equity holders of Giant Network have contemporaneously pledged all their equity interests in Giant Network to secure the payment obligations of Giant Network under the VIE agreements. This agreement is valid as long as the other VIE agreements are effective.

Letter of Financial Support

Pursuant to Letter of Financial Support, Zhengtu Information agreed to provide unlimited financial support to Giant Network during its operations and agreed to forego the right to seek repayment in the event that Giant Network is unable to repay such funding.

As of December 31, 2011, the share capital and accumulated losses of Giant Network was RMB10,000,000 (US$1,588,840) and RMB73,485,950 (US$11,675,742), respectively, as compared to RMB10,000,000 and RMB127,393,934, respectively, as of December 31, 2010.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009, 2010 and 2011

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

2)	Consolidation (Cont’d)

Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between the Company and Giant Network through the irrevocable proxy agreement, whereby the equity holders of Giant Network has effectively assigned all of their voting rights underlying their equity interest in Giant Network to Zhengtu Information. In addition, through the other aforementioned agreements, the Company demonstrates its ability and intention to continue to exercise the ability to absorb substantially all of the profits and all of the expected losses of Giant Network through Zhengtu Information. Thus the Company is also considered the primary beneficiary of Giant Network through Zhengtu Information. Accordingly, Giant Network and its subsidiaries’ results are consolidated in the Company’s financial statements under Financial Accounting Standards Codification (“ASC”) Subtopic 810-10 (“ASC 810-10”), Consolidation: Overall.

In the opinion of management and the Company’s PRC counsel, (i) the ownership structure of the Company and Giant Network, through Zhengtu Information, are in compliance with existing PRC laws and regulations,(ii) the contractual arrangements with Giant Network and its shareholder are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Company’s business operations are in compliance with existing PRC laws and regulations in all material respects.

Even though the equity holders of Giant Network also hold equity interests in the Company, they may fail or cause Giant Network to fail to perform the obligations under the VIE agreements. The Company may have to incur substantial costs and expend efforts to enforce the Company’s rights under these agreements, where it has to rely on legal remedies under the PRC law.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that the PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Company and its contractual arrangements with Giant Network, through Zhengtu Information, are found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its ownership structure and operations in the PRC to comply with the new PRC laws and regulations. In the opinion of management and the Company’s PRC counsel, the likelihood of loss in respect of the Company’s current ownership structure or the contractual arrangements with Giant Network is remote based on current facts and circumstances.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009, 2010 and 2011

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

2)	Consolidation (Cont’d)

As of December 31, 2011 and 2010, the aggregate carrying amounts of the Company’s total assets and total liabilities of Giant Network and its subsidiaries were RMB706,478,031 (US$112,248,055) and RMB587,825,321 and RMB706,865,023 (US$ 112,309,542) and RMB574,594,639, respectively. There are no pledges or collateralization of Giant Network and its subsidiaries’ assets that can only be used to settle Giant Network and its subsidiaries’ obligations during the periods presented. For the periods presented, creditors of Giant Network and its subsidiaries do not have recourse to the general credit of the Company, who is also considered the primary beneficiary of Giant Network through Zhengtu Information, and as such, have been parenthetically presented on the face of the Company’s Consolidated Balance Sheets. The Company has not provided any financial or other support that it was not previously contractually required to provide to Giant Network during the periods presented.

The following table represents the overall contribution by our Giant Network, the VIE, and its subsidiaries as well as the Company and other entities within the Group to the Group’s total net income and total comprehensive income:

	For year ended December 31,
	2010	2011
	RMB	RMB
Net income (loss) attributable to the Company’s shareholders
Giant Network and its subsidiaries	1,091,837,769	1,515,790,079
The Company and other entities within the Group	(280,649,936)	(635,823,205)

	811,187,833	879,966,874
Other comprehensive loss
Giant Network and its subsidiaries	—	—
The Company and other entities within the Group	(87,734,291)	(100,725,366)

	(87,734,291)	(100,725,366)

Comprehensive income	723,453,542	779,241,508

In addition, Giant Network and its subsidiaries accounted for approximately RMB1,342,000,000 (US$213,222,000) net increase in cash and cash equivalents in 2011. Furthermore, as of December 31, 2011, Giant Network and its subsidiaries held cash and cash equivalents of approximately RMB93,600,000 (US$14,872,000), investments in equity investees of approximately RMB33,300,000 (US$5,291,000), other assets of approximately RMB579,600,000 (US$92,089,000) and other liabilities of approximately RMB706,900,000 (US$112,315,000), respectively.

3)	Foreign currency translation and transactions

The Company’s, its BVI and Hong Kong subsidiary’s functional currency is the United States dollars (“US$”). The functional currency of the Company’s PRC subsidiaries is the Chinese Renminbi (“RMB”), based on the criteria of ASC subtopic 830-10 (“ASC 830-10”), Foreign Currency Matters: Overall. The Company uses the RMB as its reporting currency. The Company uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate its operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive loss, a component of shareholders’ equity.

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

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009, 2010 and 2011

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

4)	Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.2939 on December 31, 2011 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

5)	Long-term Investment and Investments in equity investees

Long-term investment represents cost method investments. In accordance with ASC subtopic 325-20 (“ASC 325-20”), Investments-Other: Cost Method Investments, for investments in an investee over which the Company does not have significant influence, the Company carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings. The management regularly evaluates the impairment of its cost method investments based on the performance and financial position of the investee as well as other evidence of estimated market values. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and current and future financing needs. An impairment loss is recognized in the consolidated statements of operations equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment. The impairment charge was nil for the years ended December 31, 2009, 2010 and 2011.

Investments in equity investees represent investments in entities in which the Company can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC subtopic 323-10 (“ASC 323-10”), Investments-Equity Method and Joint Ventures: Overall.

Where consolidation is not appropriate, the Company applies the equity method of accounting that is consistent with ASC 323 “Investments — Equity Method and Joint Ventures” to entities in which the Company holds either more than 20 percent or greater interest or less than a 20 percent interest but has the ability to exercise significant influence over operating and financial policies; and in the cases of investments in limited partnerships in which the Company holds a three percent or greater interest. For investments other than those described above, the Company applies the cost method of accounting that is consistent with ASC 325 “Investments — Other”.

Under the equity method, the Company initially records its investment at cost and prospectively recognizes its proportionate share of each equity investee’s net income or loss into its consolidated statements of operations. The difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill included in equity method investment on the consolidated balance sheets. The Company evaluated the equity method investments for impairment under ASC 323-10. An impairment loss on the equity method investments is recognized in the consolidated statements of income when the decline in value is determined to be other-than-temporary.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009, 2010 and 2011

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

The Company accounts for its investments in accordance to ASC subtopic 320-10 (“ASC 320-10”), Investments-Debt and Equity Securities: Overall. ASC 320-10 classifies the investments in debt securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by the accounting standard for financial instruments. The Company has no securities that were bought and held principally for the purpose of selling them in the near term to which would be classified as trading securities.

The securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are stated at amortized cost. For individual securities classified as held-to-maturity securities, the Company evaluates whether a decline in fair value below the amortized cost basis is other than temporary using estimated fair values of the pledged collaterals or financial guarantees. If the Company concludes that it does not intend or is not required to sell an impaired debt security before the recovery of its amortized cost basis, the impairment is considered temporary and the held-to-maturity securities continue to be recognized at the amortized costs.

When the Company intends to sell an impaired debt security or it is more likely than not that it will be required to sell prior to recovery of its amortized cost basis, an other-than-temporary impairment loss equal to the entire excess of the debt security’s amortized cost basis over its fair value is recognized at the balance sheet date.

Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings. Any realized gains or losses on the sale of the investments are determined on a specific identification method, and such gains and losses are reflected as a component of interest income.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009, 2010 and 2011

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

7)	Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the following estimated useful lives:

Computer equipment	5 years
Leasehold improvements	Over the shorter of the lease term or the estimated useful lives of the assets
Furniture and fixtures	5 years
Motor vehicles	5 years
Property	42 years

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

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009, 2010 and 2011

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

8)	Intangible assets

The Group recognizes costs to develop its online game products in accordance with ASC subtopic 985 Software. Online game product development costs consist primarily of payroll, depreciation and other overhead expenses incurred by the Group to develop, maintain, monitor and manage the Group’s online gaming products. Costs incurred for the development of online game products prior to the establishment of technological feasibility are expensed when incurred and are included in product development expenses. Once an online game product has reached technological feasibility, all subsequent online game product development costs are capitalized until the product is available for marketing. Technological feasibility is evaluated on a product-by-product basis, but typically encompasses both technical design and game design documentation and only occurs when the online games have a proven ability to operate in an online game environment. Since the inception of the Group, the amount of online game development costs qualifying for capitalization as intangible assets was approximately RMB34,002,000 (US$5,402,000) and is being amortized over the estimated life of the corresponding online games.

Purchased software is stated at cost less accumulated amortization. Amortization is computed using the straight-line method over three years.

The intangible asset arising from the acquisition of a Snow Wolf Software consists of one online software game and was recorded at its fair value with a useful life of 4 years and will be amortized on a straight line basis over the useful life. The intangible assets arising from the Julun Network acquisition also consist of one online software game and were recorded at its fair value with an estimated useful life of 4 years, and will be amortized on a straight line basis over the useful life.

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

There were no indicators of impairment noted during the year ended December 31, 2011. The Group recorded an impairment loss associated with an online game and its related intellectual property rights amounting to RMB46,557,669 (Note 7) during the year ended December 31, 2010. The impairment loss recorded in year ended December 31, 2009 was nil.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009, 2010 and 2011

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

10)	Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable intangible assets acquired. The Group’s goodwill and acquisition related intangible assets outstanding at December 31, 2011 were related to the Group’s acquisition of two subsidiaries. In accordance with the provisions of ASC subtopic 350 (“ASC 350”), Goodwill and Other Intangible Assets, goodwill amounts are not amortized, but rather are tested for impairment at least annually or more frequently if there are indicators of impairment present.

In accordance to ASC 350, the Company has assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. The Company has determined that it has one reporting unit, which is also its only reportable segment.

During the fourth quarter of 2011, the Company early adopted the principles as prescribed in Accounting Standards Update 2011-08 (ASU 2011-08), “Testing Goodwill for Impairment” issued by the FASB in order to complete its goodwill impairment test. In accordance with ASU 2011-08, the Company based its goodwill impairment testing on a qualitative assessment for its reporting units that carried a goodwill balance. The qualitative assessment included an in-depth analysis of many factors, including general economic conditions, industry and market conditions, a broad scope of financial factors, and the Company’s price of its ADS, as well as other drivers of a fair value analysis. As a result of the Company’s qualitative assessment, it was concluded that it was more-likely-than-not that the fair value of its reporting units was greater than its carrying value.

Prior to the adoption of ASU 2011-08, the performance of the annual impairment test involved a two-step process as required by ASC 350. The first step of the impairment test involved comparing the fair value of the reporting unit with its carrying amount, including goodwill. Fair value was primarily determined by computing the future discounted cash flows expected to be generated by the reporting unit. If the reporting unit’s carrying value exceeded its estimated fair value, the Group would then be required to perform the second step of the goodwill impairment test to determine the amount of impairment loss, if any.

The second step requires that the fair value of the reporting unit be allocated to its underlying assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit’s goodwill. If the implied goodwill fair value is less than its carrying value, the difference is recognized as impairment loss.

No impairment losses were recognized for each of three years ended December 31, 2009, 2010 and 2011.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009, 2010 and 2011

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

11)	Available-for-sale investment

The Company has designated its investment in convertible redeemable preferred shares (“Preferred Share”) of Five One Network Development Co., Ltd. (“51.com”) and Mobile Embedded Technology Inc. (“MET”) as available-for-sale in accordance with ASC320-10. Such available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income (loss) in shareholders’ equity. Realized gains or losses are charged to earnings during the period in which the gain or loss is realized. If the Company determines a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to its estimated fair value. The new cost basis will not be adjusted for subsequent recoveries in fair value. Determination of whether declines in value are other-than-temporary requires significant judgment. Subsequent increases and decreases in the fair value of available-for-sale securities will be included in comprehensive income (loss) through a credit or charge to shareholders’ equity except for an other-than-temporary impairment, which would be charged to current period earnings.

Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings.

12)	Held-to-maturity securities

The Company has designated its investment in Resources SZITIC Trust Co., Ltd. (“CR Trust”) for a period of five years as held-to-maturity in accordance with ASC320-10 as the Company has the intent and ability to hold the securities until maturity. Held-to-maturity investment securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Interest income from the held-to-maturity investment securities is recognized when earned. Premiums and discounts, if any, are amortized or accreted over the life of the related security as an adjustment to interest income using the effective-interest method.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009, 2010 and 2011

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

13)	Fair value of financial instruments

Financial instruments of the Group primarily comprise of cash and cash equivalents, accounts receivable, certain other current assets, amounts due from related parties and research-and-development (“R&D”) entity partners, short-term investments, investments in available-for-sale securities, held-to-maturity investment, and payables and accrued expenses. Except for the Company’s investment in preferred shares, as of December 31, 2010 and 2011, the carrying values of these financial instruments approximated their fair values due to the short-term maturity of these instruments. The carrying amount of our held-to-maturity investment is measured at amortized cost. The carrying amount of the Group’s available-for-sale investments were initially stated at fair value and subsequently re-measured and recorded at fair value at every year.

14)	Other assets

Other assets represent amounts paid for the right to use land in the PRC and are recorded at purchase cost less accumulated amortization. Amortization is provided on a straight-line basis over the terms of the respective land use rights agreements, which are approximately 50 years.

15)	Revenue recognition

Online game revenue

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

The Group sells prepaid cards, in physical or virtual forms, for its in-game premium features to distributors who in turn sell the prepaid cards to end customers. The prepaid game cards provide customers with a pre-specified number of game points for consumption. All prepaid cards sold to distributors require upfront advance cash payments. The Group also sells game points through online sales directly to end customers using their credit or debit cards, which is generally settled by the banks within one to two days. Proceeds from the sale of prepaid game cards from distributors and online sale of game points are initially recognized as an advance from distributors. These prepaid fees are reclassified to deferred revenue upon the end users’ online registration and conversion of the game points into the respective user accounts.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009, 2010 and 2011

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

15)	Revenue recognition (Cont’d)

The Group’s end users are required to “activate” the prepaid game cards by using access codes and passwords to transfer the value of those cards to game points in their personal user accounts. The Group does not recognize revenue for game cards which are sold but not yet converted into game points and used by customers to purchase premium features as the Group is required to provide future services, in the form of in-game premium features, related to those cards or points. Deferred revenue is recognized as revenue over the estimated life span of the premium features purchased or as the premium features purchased with the game points are consumed. In-game premium features include virtual services and consumable virtual items and permanent virtual items. In terms of virtual services and consumable virtual items, revenue is recognized either ratably or upon consumption depending on whether services and items be recognized as time-based or usage-based. In terms of permanent virtual items, revenue is recognized over the estimated life span which is determined on the basis of historical player usage patterns and playing behaviors. When the estimated life span of certain permanent virtual items is unable to be reliably determined on the basis of historical paying player patters or behaviors, the related revenues would be recognized over the estimated game life span. Future usage patterns may differ from the historical usage patterns on which the Company’s revenue recognition policy is based. The Company is committed to continually monitoring its actual operational statistics and usage patterns of its online games and to comparing these actual statistics with its original estimates and to refining these estimates and assumptions when they are materially differed from the actual statistics.

Prepaid cards sold by the Group have an expiration period of two years, if not returned or activated, after which the Group could suspend the cards and will recognize the related advance from distributors and/or deferred revenue. The Group has implemented a return policy for distributors to return cards that are unsold six months after purchased from the Group. As of December 31, 2011, the Group has not received any returns. In addition, no refunds are allowed once game points have been transferred to the end users’ personal user accounts.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009, 2010 and 2011

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

15)	Revenue recognition (Cont’d)

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

The Group also operates MMORPG under a pay-to-play model. Under this model, the Group receives subscription fees from distributors for the sale of time units, which allow end users to access its online game products. The distribution of time units to the end users typically is made by sales of prepaid game cards, in physical or virtual form. The prepaid game cards entitle the end users to access the Group’s online game products for a specified period of time in accordance with the Group’s published expiration policy. All subscription fees are deferred when received and revenue is recognized based upon the actual usage of time units by the end users, or at the point when the end users are no longer entitled to access the online game products in accordance with the Group’s published expiration policy.

Licensing revenue

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

The Group also licenses ZT Online to overseas third parties in Vietnam and Russia from 2009 and 2010, respectively. In 2011, the Group also licensed Golden land to overseas third parties in the United States and South Korea. The royalty income is determined based on an agreed upon percentage of game points consumed by the players with accounts registered with the game vendors, net of applicable withholding tax, which becomes fixed or determinable at the time actual usage occurs. The related royalty income is recognized on a monthly basis, as the game vendors confirm their sales activities for the period.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009, 2010 and 2011

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

15)	Revenue recognition (Cont’d)

In 2009, the Company and Shenzhen Tencent Computer Systems Company Limited (“Tencent Computer” or “Tencent”) entered into a three year contract, ZT Online Green Edition — Online Software Cooperation Agreement (“Cooperation Agreement”) to attract more players to play ZT Online Green Edition from the Tencent QQ Game platform user base. Under the Cooperation Agreement, the Company receives royalty income in exchange for licensing ZT Online Green Edition, and service fees for providing servers, broadband resources and technical consulting services (collectively known as “IT services”). The Group accounts for the royalty income and service fees in accordance with ASC 985-605-25-3 Software Not Requiring Significant Production, Modification, or Customization. The royalty income and service fees are both determined based on an agreed upon percentage of game point revenue earned from players with accounts registered with Tencent. The royalty income is recognized as net revenue, upon receipt of a confirmation of sales activity from Tencent and all contingencies associated with royalty payments have been resolved and no remaining performance obligations exist. The service fees are contingent upon the future delivery of the IT services and game point revenue is earned from players with accounts registered with Tencent. Service fees are recognized on a straight-line basis commencing from the point in time at which the contingency has been resolved, over the remaining period of the Cooperation Agreement.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009, 2010 and 2011

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

15)	Revenue recognition (Cont’d)

The Group’s VIE subsidiary is subject to a 5% business tax and related surcharges on the revenues earned from the sale of game points by Giant Network and are deducted from online game revenues. The Group’s PRC subsidiary, Zhengtu Information, is also subject to a 5% business tax and related surcharges on its royalty income earned and are deducted from overseas licensing income. Such business tax and related surcharges for the years ended 2009, 2010 and 2011 are RMB72,701,726, RMB 85,019,261 and RMB111,185,658 (US$17,665,622), respectively.

The Group does not defer any costs associated with the sale of its prepaid cards or game points.

16)	Cost of services

Cost of services consists primarily of payroll, depreciation and amortization, maintenance and rental of computer equipment, production costs for prepaid game cards, and other overhead expenses directly attributable to the provision of the Company’s online game services.

Cost of services also includes a 5% business tax, 3% (net) VAT and related surcharges on technical and consulting fees and royalty fees charged by the Group’s PRC subsidiaries, Zhengtu Information, Jujia Network, Juhuo Network and Snow Wolf Software to the Group’s VIE subsidiary, Giant Network. Such business tax, VAT and related surcharges for the years ended December 31, 2009, 2010 and 2011 are RMB39,066,834, RMB37,192,656 and RMB72,804,988 (US$11,567,548), respectively.

17)	Advertising expenses

Advertising costs are expensed when incurred as sales and marketing expenses and amounted to approximately RMB31,426,000, RMB65,297,000 and RMB105,308,000 (US$16,732,000) for the years ended December 31, 2009, 2010 and 2011, respectively.

18)	Research and product development expenses

Costs incurred for the development of online game products prior to the establishment of technological feasibility and costs incurred for maintenance after the online game products are available for marketing are expensed when incurred and are included in research and product development expenses.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009, 2010 and 2011

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

19)	Comprehensive Income

Comprehensive income is defined as the change in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Comprehensive income is reported in the consolidated statements of operations and comprehensive income and consolidated statements of changes in shareholders’ equity. Accumulated other comprehensive loss of the Company consists of the foreign currency translation adjustments and unrealized holding gains and losses of available-for-sale investments (net of any reclassification adjustments) and their corresponding deferred tax impact, if any.

20)	Share-based compensation

The Group’s employees participate in the Company’s 2006 and 2007 stock incentive plan including share options and restricted shares, which is more fully described in Note 19. In 2010, the Group granted restricted shares to employees. The Group accounts for its share-based payments pursuant to ASC subtopic 718-10 (“ASC 718-10”), Compensation-Stock Compensation: Overall. According to ASC 718-10, all grants of share options to employees are recognized in the consolidated financial statements based on their grant date fair values. The Company’s share options and restricted shares are subject to graded vesting provisions. Fair value of share options is determined with the assistance of an independent third party valuation firm, using a binomial option pricing model derived by management. Fair value of restricted shares is determined by the fair market value at the grant day. The Group has elected to recognize compensation expense using the accelerated method for all share options and restricted shares with service conditions that have a graded vesting schedule.

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

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009, 2010 and 2011

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

20)	Share-based compensation (Cont’d)

The Group records share-based compensation expense for awards granted to non-employees in exchange for services at fair value in accordance with the provisions of ASC subtopic 505-50 (“ASC 505-50”), Equity: Equity based Payment to Non-employees. For the awards granted to non-employees, the Group records compensation expense equal to the fair value of the share options at the service performance date. The fair value of the unvested share options is recalculated at each reporting date as the service agreements signed with the non-employees do not include significant disincentive for non-performance. There were no share options issued to non-employees during the years ended December 31, 2009, 2010, and 2011, respectively.

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

21)	Leases

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

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009, 2010 and 2011

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

22)	Income taxes

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

23)	Accounting for uncertain income tax positions

The Group adopted ASC 740-10 (“ASC 740-10”), Income Taxes: Overall on January 1, 2007 which clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group did not incur a cumulative adjustment upon the adoption of ASC 740-10. The Group has elected to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of operations and comprehensive income. As of and for the year ended December 31, 2011, the Company recorded an unrecognized tax benefit of RMB44,451,522 (US$7,062,636), which is mainly related to excess share-based compensation deductions.

24)	Earnings per share

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

25)	Financial incentives

Government financial incentives are recognized as income upon receipt (see Note 16) as there are no conditions or continuing performance obligations of the Company attached to any of the governmental financial incentives received.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009, 2010 and 2011

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

26)	Share Repurchase Program

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

In August 2009, the Board of Directors terminated the Share Repurchase Plan 2 and approved a new share repurchase plan (“Share Repurchase Plan 3”), authorizing the Company to repurchase up to US$150 million of its ADSs. Under this share repurchase plan, the Company may repurchase its shares within one year, unless further extended or shortened by the Board of Directors, as prescribed under the board resolution and as defined by SEC regulations. No ADSs were repurchased under this plan.

In September 2011, the Board of Directors approved a new share repurchase plan (“Share Repurchase Plan 4”), authorizing the Company to repurchase up to US$50 million of its ADSs, under the same terms and provision as that of the Share Repurchase Plan 3 except for the effective period which is from September 2011 to September 2012. Under this share repurchase plan, the Company may repurchase its shares within one year. As of December 31, 2011, the Company has repurchased 932,972 ADSs under this plan for total consideration of US$3.6 million.

The Company accounted for those shares repurchase as Treasury Stock at cost in accordance to ASC Subtopic 505-30 (“ASC 505-30”), Treasury Stock (Pre-codification: Accounting Principles Board Opinion No. 6), and is shown separately in the Shareholders’ Equity as the Company has not yet decided on the ultimate disposition of those ADSs acquired. When the Company decides to retire the treasury stock or use the treasury stock to settle the exercise of share options (Note 22), the difference between the original issuance price and the repurchase price is charged to retained earnings.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009, 2010 and 2011

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

27)	Segment reporting

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

28)	Concentration of risk

Credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, amounts due from related parties and R&D entity partners. As of December 31, 2010 and 2011, substantially all of the Group’s cash and cash equivalents and short-term fixed rate time deposits were held by Chinese major financial institutions located in the PRC and Hong Kong. Historically, deposits in Chinese banks are secured due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that has come into effect on June 1, 2007, which contains a separate article expressly stating that the State Council promulgates implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law when necessary. Under the new Bankruptcy Law, a Chinese bank can go into bankruptcy. In addition, since China’s concession to the World Trade Organization, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those Chinese banks in which the Group has deposits has increased. In the event of bankruptcy of one of the banks which holds the Group’s deposits, it is unlikely to claim its deposits back in full since it is unlikely to be classified as a secured creditor based on PRC laws. Since the global financial crisis began during the third quarter of 2008, the risk of bankruptcy of those banks in which the Group has deposits or investments has increased significantly. In the event of bankruptcy of one of these financial institutions, it may be unlikely to claim its deposits or investments back in full. The Group continues to monitor the financial strength of these financial institutions.

Amounts due from related parties and R&D entity partners are typically unsecured, interest free and without any fixed term of repayment. Any negative events or deterioration in financial well-being with respect to Group’s related parties and R&D entity partners may cause material loss to the Group and have a material effect on the Group’s financial condition and results of operations.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009, 2010 and 2011

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

28)	Concentration of risk (Cont’d)

Credit risk (Cont’d)

The Company’s available-for-sale investments, 51.com and MET are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income (loss) in shareholders’ equity (Note 12). The held-to-maturity investment in Resources SZITIE Trust Co., Ltd. (“CR Trust”) is secured and bears a fixed yield of 3% and a variable yield ranging from 14% and 19.5% per year with a maturity term of five years and an option for the holders to redeem after the end of three years from the date of establishment. The short-term held-to-maturity investment in China Railway Trust (“China Railway”) is secured, bears fixed yields of 9.1% per annum and has fixed maturity date. The principal amounts of China Railway is wholly guaranteed by the land use right and construction in progress of the project. Any negative events or deterioration in financial well-being with respect to the counterparties of the above investments and the underlying collateral may cause material loss to the Group and have a material effect on the Group’s financial condition and results of operations.

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

More than 90% of the Group’s revenues for the year ended December 31, 2009, 2010 and 2011 were primarily derived from a single online game. No individual customer (both distributor and end user) accounted for more than 10% of net revenues for the year ended December 31, 2009, 2010 and 2011.

The Group’s operations could be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 20 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC political, economic and social conditions (Note 2.2). There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009, 2010 and 2011

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

28)	Concentration of risk (Cont’d)

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

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. On June 19, 2010, the People’s Bank of China announced the end of the RMB’s de facto peg to U.S. dollar, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB’s exchange rate flexibility. The exchange rate floating bands will remain the same as previously announced in the inter-bank foreign exchange market. The depreciation of the U.S. dollar against RMB was approximately 3.3% in 2010 and 4.6% in 2011. Any significant revaluation of RMB may materially and adversely affect the Company’s cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, the ADS in U.S. dollars. As a result, an appreciation of RMB against the U.S. dollar would result in foreign currency translation losses when translating the net assets of the Company from the U.S. dollar into RMB.

29)	Dividends

Dividends of the Company are recognized when declared. Relevant laws and regulations permit payments of dividends by the PRC subsidiaries and affiliated companies only out of their retained earnings, if any, as determined in accordance with respective accounting standards and regulations.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009, 2010 and 2011

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

30)	Recent accounting pronouncements

In May 2011, the FASB issued Accounting Standards Update 2011-04 (ASU 2011-04), “Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS.” ASU 2011-04 clarifies the application of existing fair value measurement and disclosure requirements, changes certain fair value measurement principles and requires additional disclosures about fair value measurements. The updated guidance is effective on a prospective basis for financial statements issued for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011. Management is in the process of assessing whether there would be a material impact of the provisions of ASU 2011-04 on the financial position, results of operations or cash flows of the Company.

In June 2011, the FASB issued Accounting Standards Update 2011-05 (ASU 2011-05), “Presentation of Comprehensive Income.” ASU 2011-05 eliminates the option to report other comprehensive income and its components in the statement of changes in shareholders’ equity and requires an entity to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement or in two separate but consecutive statements. This pronouncement is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. In December 2011, the FASB issued ASU 2011- 12 (ASU 2011-12), Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. ASU 2011-12 defers the requirement in ASU 2011-05 that entities present reclassification adjustments for each component of accumulated other comprehensive income (“AOCI”) in both net income and other comprehensive income on the face of the financial statements. ASU 2011-12 requires entities to continue to present amounts reclassified out of AOCI on the face of the financial statements or disclose those amounts in the notes to the financial statements. The effective date of ASU 2011-12 is consistent with ASU 2011-05, which is effective for fiscal years and interim periods beginning after December 15, 2011 for public entities. The provisions of ASU 2011-05 and ASU 2011-12 are not expected to have a material impact on the presentation of the Company’s consolidated financial statements.

In September 2011, the FASB issued Accounting Standards Update 2011-08 (ASU 2011-08), “Testing Goodwill for Impairment.” ASU 2011-08 is intended to reduce the cost and complexity of the annual goodwill impairment test by providing entities an option to perform a “qualitative” assessment to determine whether further impairment testing is necessary. Specifically, an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. Although this standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, the Company has opted to early adopt it. The provisions of ASU 2011-08 did not have a material impact on the financial position, results of operations or cash flows of the Company.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009, 2010 and 2011

3.	SHORT-TERM INVESTMENTS

Short-term investments consisted of the following as of December 31, 2010 and December 31, 2011:

	000000000000	000000000000	000000000000	000000000000
	December 31, 2011
	Carrying Value	Unrealized Gains/(Losses)	Estimated Fair Value	Estimated Fair Value
	(RMB)	(RMB)	(RMB)	(US$)

Held-to-maturity securities
- Fixed rate time deposits	319,774,660	—	319,774,660	50,807,077
- Investment contract
- China Railway Trust (3)	600,000,000	—	600,000,000	95,330,399

Total short-term investments	919,774,660	—	919,774,660	146,137,476

	000000000000	000000000000	000000000000
	December 31, 2010
	Carrying Value	Unrealized Gains/(Losses)	Estimated Fair Value
	(RMB)	(RMB)	(RMB)

Held-to-maturity securities
- Fixed rate time deposits	1,403,362,000	—	1,403,362,000
- Investment contract
- New China Trust (1)	500,000,000	—	500,000,000
- Shanghai Lingang and Anhui Hailuo (2)	1,350,000,000	—	1,350,000,000

Total short-term investments	3,253,362,000	—	3,253,362,000

(1)	On August 21, 2009, the Group entered into a two year investment contract amounting to RMB500,000,000 with a fixed quarterly yield of 1.5% (6% per annum) with new China Trust. The investment contract is secured by 45,040,000 A-shares of Shanghai Pudong Development Bank (“PDB”), a company listed on the Shanghai Stock Exchange. Management has accounted for this investment as short-term investment held-to-maturity in accordance with ASC 320-10 at amortized cost adjusted for any related premiums (discounts) over the estimated remaining period until maturity. There was no impairment indicators present associated with these investment contracts at December 31, 2010. Proceeds with respect to this investment have been received by the Group on the maturity date of August 21, 2011.
(2)	On December 24, 2010, the Company entered into investment contracts with Shanghai Lingang and Anhui Hailuo amounting to RMB850,000,000 and RMB500,000,000, respectively, with fixed interests of 4.0% and 4.2% per annum, respectively and maturity of 150 days and 157 days, respectively. The principal amounts of the Shanghai Lingang and Anhui Hailuo investment contracts are wholly guaranteed by China Minsheng Banking Corp. Ltd, a company that is listed on both the Shanghai and Hong Kong Stock Exchange. Management has accounted for these investment contracts as short-term investments held-to-maturity in accordance with ASC 320-10 at amortized cost adjusted for any related premiums (discounts) over the estimated remaining period until maturity. There was no impairment indicators present associated with these investment contracts at December 31, 2010. Proceeds with respect to these investments have been received by the Group on May 30, 2011.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009, 2010 and 2011

3.	SHORT-TERM INVESTMENTS (CONT’D)

(3)	On November, 2011, the Company invested in a real estate project of Zhonghang WanKe Co., Ltd. through China Railway Trust amounting to RMB600,000,000 (US$95,330,399), with an expected annual interest rate of 9.1%, and maturity of one year. The principal amounts of the investment contracts are wholly guaranteed by the land use right and construction in progress of the project. Management has accounted for these investment contracts as short-term investments held-to-maturity in accordance with ASC 320-10 at amortized cost. There was no impairment indicators present associated with these investment contracts at December 31, 2011.

The Company recorded interest income related to its short-term investments amounting to RMB102,202,930 (US$16,238,410) for the year ended December 31, 2011 (2010: RMB136,097,898, 2009: RMB102,200,467) in the consolidated statements of operations and comprehensive income.

4.	DECONSOLIDATION OF SUBSIDIARIES

In January 2011, a third party individual injected RMB3,000,000 (US$476,652) to Juxi Network, and obtained 17.65% of Juxi Network’s equity, which decreased Zhengduo Information’s equity interest from 50.98% to 41.98%. Upon the loss of control, Zhengduo Information recognized a gain of RMB4,993,146 (US$793,331), representing the difference between the fair value of the equity investment amounting to RMB6,128,039 (US$973,647) and pro rata portion of the investment retained of RMB1,134,893 (US$180,316). The fair value of the retained equity interest was derived from the sale price of the Group’s 17.65% interest to the individual adjusted for a discount for a lack of control. Gain on the deconsolidation of Juxi Network is included in “Other (expense) income, net” in the accompanying consolidated statement of operations and comprehensive income.

In February 2011, an individual who was a shareholder of Juxian Network injected RMB1,000,000 (US$158,884) to Juxian Network, which decreased Zhengduo Information’s equity interest of Juxian from 51.00% to 40.80%. Upon the loss of control, Zhengduo Information did not recognize any significant gain.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009, 2010 and 2011

5.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	December 31,
	2010	2011
	(RMB)	(RMB)	(US$)

Prepaid expenses (1)	9,934,564	10,658,844	1,693,520
Staff advances (2)	6,768,392	5,012,447	796,398
Advances to suppliers	12,081,460	4,046,085	642,858
Rental deposits	1,814,117	1,985,049	315,393

Prepaid game distribution license fee (3)	12,914,265	14,392,878	2,286,798
Tax receivable	950,286	2,333,537	370,762
VAT refundable	22,705,555	24,802,871	3,940,779
Interest receivable	18,792,361	6,721,682	1,067,968
Proceeds receivable on deconsolidation of a subsidiary (4)	28,625,000	28,625,000	4,548,054
Advances to shareholder of Huayi Giant Information	7,500,000	7,500,000	1,191,630
Others	10,641,408	5,873,435	933,194

Total	132,727,408	111,951,828	17,787,354

(1)	Prepaid expenses mainly relate to prepayments for insurance fee and Internet Data Center (“IDC”) services or space rental and facilities.
(2)	Staff advances mainly relate to cash advances given to certain employees for use during business operations and are recognized as sales and marketing expenses when expensed.
(3)	In January 2010, and February 2010, respectively, the Group entered into agreements with third parties to license online games. As part of the agreements, the Group is required to make upfront payments for the licenses. As of December 31, 2011, the Group has paid RMB14,392,878 (US$2,286,798) in upfront payments, which is being recorded as a prepaid game distribution license fee.
(4)	The Group had a receivable due from the shareholder of Huayi Giant Information amounting to RMB 28,625,000 (US$4,548,054) due to the disposition of Huayi Giant Information in 2010. According to the disposition agreement, the settlement of the remaining consideration is subject to the completion of legal and administrative procedures by Huayi Giant Information, including obtaining of an Internet Content Provider certificate, Internet Publishing License and Internet Operation License.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009, 2010 and 2011

6.	PROPERTY AND EQUIPMENT

Property and equipment and their related accumulated depreciation as of December 31, 2010 and 2011 are as follows:

	December 31,
	2010	2011
	(RMB)	(RMB)	(US$)

Computer equipment	276,843,360	320,195,440	50,873,932
Leasehold improvements	927,186	2,159,574	343,121
Furniture and fixtures	18,449,740	21,534,695	3,421,518
Motor vehicles	4,669,096	4,669,096	741,845
Property	—	211,497,878	33,603,629

	300,889,382	560,056,683	88,984,045
Less: Accumulated depreciation	(157,603,079)	(210,388,776)	(33,427,410)

Property and equipment, net	143,286,303	349,667,907	55,556,635

Depreciation expense for the years ended December 31, 2009, 2010 and 2011, were RMB52,965,806, RMB54,444,577 and RMB60,877,662 (US$9,672,486) respectively.

7.	INTANGIBLE ASSETS

Intangible assets and their related accumulated amortization as of respective balance sheet date:

	As of December 31, 2011
	Gross Carrying Value	Accumulated Amortization	Impairment	Deconsolidation of a subsidiary	Net Carrying Value	Net Carrying Value
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)

Online game product development costs	34,001,748	(19,184,411)	—	—	14,817,337	2,354,238
Purchased software	55,720,779	(45,454,037)	—	—	10,266,742	1,631,221
Acquired software from acquisition of subsidiaries	1,624,891	(260,254)	—	—	1,364,637	216,819
Intangible assets, net	91,347,418	(64,898,702)	—	—	26,448,716	4,202,278

	As of December 31, 2010
	Gross Carrying Value	Accumulated Amortization	Impairment	Deconsolidation of a subsidiary	Net Carrying Value
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)

Online game product development costs	28,745,846	(10,074,220)	—	—	18,671,626
Purchased software	50,575,054	(36,775,426)	—	—	13,799,628
Acquired software from acquisition of subsidiaries	1,624,891	(141,429)	—	—	1,483,462
KOK 3 game software	80,073,005	(8,515,336)	(46,557,669)	(25,000,000)	—
Intangible assets, net	161,018,796	(55,506,411)	(46,557,669)	(25,000,000)	33,954,716

Amortization expenses for the years ended December 31, 2009, 2010 and 2011 were RMB15,123,412, RMB29,918,850 and RMB17,868,863 (US$2,839,076) respectively.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009, 2010 and 2011

7.	INTANGIBLE ASSETS (CONT’D)

The estimated annual amortization expense for each of the five succeeding fiscal years is as follows:

	Amortization
	(RMB)	(US$)
For the years ending December 31,
2012	11,079,577	1,760,367
2013	8,671,209	1,377,716
2014	3,748,707	595,610
2015	1,856,488	294,966
2016	1,080,202	171,627

8.	GOODWILL

Goodwill is comprised of the following:

	December 31,
	2010	2011
	(RMB)	(RMB)	(US$)

Goodwill from the acquisition of Snow Wolf Software	6,224,587	6,224,587	988,987
Goodwill from the acquisition of Julun Network	15,977,373	15,977,373	2,538,549

Balance as of December 31	22,201,960	22,201,960	3,527,536

As of December 31, 2010 and 2011, the Company assessed impairment on its goodwill derived from the acquisition of Snow Wolf Software and Julun Network. No impairment loss was recognized in any of the periods presented.

9.	INVESTMENT IN EQUITY INVESTEES

Name of the Equity Investees	Equity Interest Owned by the Company
	At December 31, 2010	At December 31, 2011

Shanghai Tonghua Network Technology Co., Ltd. (“ Tonghua”)	30.00%	30.00%
Beijing Huayi Giant Information Technology Co., Ltd. (“Huayi Giant Information”)	34.00%	34.00%
Juxi Network		41.98%
Juxian Network		40.80%
Yunfeng E-commerce A Fund, L.P. and Yunfeng E -Commerce B Fund, L.P. (Collectively known as the “Yunfeng Fund”)		10.42%

	At December 31, 2010			Increased (decreased) during the year ended December 31, 2011		At December 31, 2011
	Cost of Investments (RMB)	Share of equity income (RMB)	Investment in equity investees (RMB)	Cost of investments (RMB)	Share of equity income (RMB)	Cost of investments (RMB)	Share of equity income (RMB)	Investment in equity investees (RMB)	Investment in equity investees (US$)

Tonghua	3,000,000	(648,106)	2,351,894	—	(1,083,151)	3,000,000	(1,731,257)	1,268,743	201,583
Huayi Giant Information	32,774,051	—	32,774,051	(4,782)	538,265	32,769,269	538,265	33,307,534	5,292,034
Juxi Network (Note 4)	—	—	—	6,128,039	(163,888)	6,128,039	(163,888)	5,964,151	947,608
Juxian Network (Note 4)	—	—	—	1,319,023	(1,191,127)	1,319,023	(1,191,127)	127,896	20,321
Yunfeng Fund (1)	—	—	—	317,050,000	(6,318,100)	317,050,000	(6,318,100)	310,731,900	49,370,326

Total	35,774,051	(648,106)	35,125,945	324,492,280	(8,218,001)	360,266,331	(8,866,107)	351,400,224	55,831,872

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009, 2010 and 2011

9.	INVESTMENT IN EQUITY INVESTEES (CONT’D)

(1)	In September 2011, the Company invested an aggregate amount of RMB317,050,000 (US$50,374,172) in Yunfeng Fund as a Limited Partner, where it has a term of 10 years, with an option to extend for another two years. Given the Company holds more than three percent interest in Yunfeng Fund and the significance of this investment, the investment is accounted for under the equity method as prescribed in ASC323-10. As of and for the year ended December 31, 2011, the total assets, liabilities and operating loss of Yunfeng fund are RMB3,051,110,433 (US$484,772,626), RMB89,687,234 (US$14,249,866) and RMB63,008,814 (US$10,011,092), respectively.

There were no impairment indicators present associated with the investment in these equity investees as at December 31, 2010 and 2011.

10.	LONG-TERM INVESTMENT

	December 31,
	2010	2011
	(RMB)	(RMB)	(US$)

Shanghai Ruichuang Network Technology Co., Ltd. (1)	20,495,239	20,495,239	3,256,366
Beijing Innovation Works Development Fund	—	9,000,000	1,429,956

Total	20,495,239	29,495,239	4,686,322

(1)	On November 18, 2010, the Company purchased 3% of Shanghai Ruichuang Network Technology Co., Ltd’s ordinary shares for a total consideration of RMB20,495,239, which was accounted for as a cost method investment as prescribed by ASC 323-10. There was no impairment indicators present associated with this investment as at December 31, 2010 and 2011. This investment was subsequently sold in February 2012 with net proceeds of approximately RMB20,800,000 (US$3,305,000).

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009, 2010 and 2011

11.	OTHER ASSETS

The other assets as of December 31, 2010 and 2011 are as follows:

	December 31,
	2010	2011
	(RMB)	(RMB)	(US$)

Land use right	85,239,597	85,239,597	13,543,208
Deposit for purchase for office building	18,921,000	—	—
Accumulated amortization	(2,318,517)	(4,057,405)	(644,657)

Other asset, net	101,842,080	81,182,192	12,898,551

In June 2009, the Group made a prepayment for the purchase of a land use right amounting to RMB85,239,597 in Zhuhai Hi-Tech Industrial Area in Guangdong Province.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009, 2010 and 2011

11.	OTHER ASSETS (CONT’D)

In June 2010, the Group made a deposit for the purchase of an office building amounting to RMB18,921,000 in Shanghai, pursuant to which total consideration of the office building (Note 6) was paid and the legal title of the building was transferred to the Company during 2011.

12.	AVAILABLE-FOR-SALE INVESTMENTS

(i)	Series C Preferred Shares in 51.com

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

The Company recorded its investment in the Series C Preferred Shares as an available-for-sale investment. Subsequent to initial recognition, the available-for-sale investment is measured at fair value with changes in fair value recognized in accumulated other comprehensive loss included in shareholders’ equity. As of December 31, 2010 and 2011, the Company recorded the investment in 51.com at a fair value of RMB374,838,369 and RMB335,946,356 (US$53,376,501), respectively, with RMB14,467,019 decrease and RMB20,890,689 (US$3,319,196) decrease, respectively, in fair value of the investment debited, respectively, to other comprehensive loss. As at December 31, 2010 and 2011, the Company has accumulated unrealized holding gains of approximately RMB39,563,000 and RMB18,672,000 (US$2,967,000) recorded within accumulated other comprehensive income related to its investment in 51.com.

(ii)	Series A Preferred Shares in MET

On September 13, 2009, the Company entered into an agreement to purchase 5,000,000 redeemable convertible Series A Preferred Shares of MET (the “Series A Preferred Shares”) in exchange for cash consideration of RMB34,157,500 (US$5,000,000). The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the Series A Preferred Shares under the requirements of ASC 815. The embedded conversion option, redemption option and the liquidation preference did not qualify for derivative accounting because the underlying ordinary shares into which the Series A Preferred Shares can be converted into, are neither publicly traded nor readily convertible to cash.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009, 2010 and 2011

12.	AVAILABLE-FOR-SALE INVESTMENTS (CONT’D)

(ii)	Series A Preferred Shares in MET (Cont’d)

The Company recorded the investment in the Series A Preferred Shares as an available-for-sale investment. Subsequent to initial recognition, the available-for-sale investment is measured at fair value with changes in fair value recognized in accumulated other comprehensive loss included in shareholders’ equity. As of December 31, 2010 and 2011, the Company recorded the investment in MET at a fair value of RMB48,464,292 and RMB50,904,762 (US$8,087,952), respectively, with a depreciation of RMB73,032 and appreciation of RMB4,893,132 (US$777,440), respectively in fair value of the investment (credited) debited to other comprehensive loss for the years ended December 31, 2010 and 2011. As at December 31, 2010 and 2011, the Company has accumulated unrealized holding gains of approximately RMB15,800,000 and RMB20,693,000 (US$3,288,000) recorded within accumulated other comprehensive income related to its investment in MET.

13.	HELD-TO-MATURITY SECURTIES

The Company invests RMB100,000,000 (US$15,888,400) to Resources SZITIC Trust Co., Ltd. (“CR Trust”) with an expected fixed yield of 3% and a variable yield (net) ranging from 14% to 19.5% per year for a period of five years during the second quarter of 2011. The term of CR Trust is five years with an option for the holders to redeem after the end of three years from the date of establishment, except that holders cannot exercise their redemption option when the trust has previously distributed principal amounts of more than 60% of the total initial trust fund at establishment. The investment is guaranteed by China Yin Tai Holding Co., Ltd.. Management has accounted for this investment as a held-to-maturity security in accordance with ASC 320-10 at amortized cost. There was no impairment indicators present associated with these investment contracts at December 31, 2011.

The Company recorded interest income related to this investment amounting to RMB1,972,603 (US$313,415) for the year ended December 31, 2011 in the consolidated statements of operations and comprehensive income.

14.	PAYABLES AND ACCRUED EXPENSES

Payables and accrued expenses consist of the following:

	December 31,
	2010	2011
	(RMB)	(RMB)	(US$)

Payroll and welfare payables	53,966,217	54,073,187	8,591,364
Business tax, related surcharges and other taxes	35,985,994	43,899,929	6,974,996
Other payables
- Property and equipment and intangible assets	2,488,295	7,653,313	1,215,989
- stock option (1)	4,675,495	11,753,633	1,867,464
Accrued expenses	27,384,398	51,905,425	8,246,941
Customer deposit	8,000,000	—	—
Professional fee accruals	7,627,340	—	—
Others	4,308,283	2,325,398	369,470

Total	144,436,022	171,610,885	27,266,224

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009, 2010 and 2011

14.	PAYABLES AND ACCRUED EXPENSES (CONT’D)

(1)	Starting from 2008, the Company used a broker to facilitate the cashless exercise of share options by employees which results in the Group receiving stock options proceeds from the broker and a related pass through proceeds amount due to employees, which is recorded within other payables.

15.	NON CONTROLLING INTERESTS

A reconciliation of the carrying amounts of subsidiaries consolidated by the Group and the non controlling interests is as follows:

	December 31, 2010		December 31, 2011
	Group	Non controlling Interests	Group	Non controlling Interests
	(RMB)	(RMB)	(RMB)	(RMB)

Beginning balance	5,047,654	7,608,607	12,460,938	14,782,829
Equity	11,059,685	10,737,017	11,910,070	836,998
Huayi Giant Information	21,250,000	3,750,000	—	—
Deconsolidation of Huayi Giant Information	(21,250,000)	(3,750,000)	—	—
Deconsolidation of Juxi Network (Note 4)	—	—	(1,134,893)	(1,091,241)
Deconsolidation of Juxian Network (Note 4)	—	—	(1,319,023)	(1,067,296)
Consolidation of Juyan Network (1)			(1,927,203)	(1,855,246)
Dividend declared by Jujia Network	—	—	(12,750,000)	(12,250,000)
Net (loss) income	(3,646,401)	(3,562,795)	28,292,434	26,428,994

Ending balance	12,460,938	14,782,829	35,532,323	25,785,038

Ending balance (US$)			5,645,518	4,096,830

(1)	In January 2011, Zhengduo Information acquired the remaining 49% equity interest of Juyan Network at a consideration of RMB approximately 3,500,000 (US$556,000). Subsequent to this acquisition, Juyan Network becomes a wholly-owned subsidiary of Zhengduo Information. This was accounted for as an equity transaction, where the difference between the fair value of the purchase consideration and the carrying amount of non-controlling interest of approximately RMB1,600,000 (US$ 254,000) was recorded as additional paid-in capital.

16.	GOVERNMENT FINANCIAL INCENTIVES

The financial incentives are granted by the municipal government to reward the Group for prompt tax payments and qualification as a high technology project. Such financial incentives are recorded within operating expenses as they are calculated with reference to business tax, value-added tax, and enterprise income tax, if any, paid or withheld by the Group companies at a predetermined percentage. The central government or municipal government could decide at any time to immediately eliminate or reduce these financial incentives. There is no guarantee that the Group will continue to receive these government financial incentives in the future. There are no conditions or performance obligations attached to these government financial incentives and once received, are not refundable. As a result, government financial incentives are recognized as income when received.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009, 2010 and 2011

17.	INCOME TAX EXPENSES

Cayman Islands, British Virgin Island, and Hong Kong

Under the current laws of Cayman Islands, British Virgin Island and Hong Kong, the Group is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Group to its shareholders, no Cayman Islands, British Virgin and Hong Kong withholding tax will be imposed.

In accordance with the new PRC Enterprise Income Tax Laws (the “PRC Income Tax Laws”) effective from January 1, 2008, enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC territory are considered PRC resident enterprises, subject to the PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” shall be referred to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc. of an enterprise. The Company, if considered a PRC tax residence enterprise for tax purpose, would be subject to the PRC Enterprise Income Tax at the rate of 25% on its worldwide income.

Based on the assessment of facts and circumstances available at December 31, 2010 and 2011, management believes that the Company, Eddia International and Giant HK are more likely than not non-PRC tax resident enterprises. It is possible the assessment of tax residency status may change in the next twelve months, pending announcement of new PRC tax rules in the future. The Group will continue to monitor its tax status.

China

The Group’s subsidiaries, the VIE and its subsidiaries that are each incorporated in the PRC are subject to Corporate Income Tax (“CIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the PRC Income Tax Laws, respectively. Pursuant to the PRC Income Tax Laws, the Group’s PRC subsidiaries, the VIE and its subsidiaries are subject to a CIT statutory rate of 25%.

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

The certificate of “High and New Technology Enterprise” (the “HNTE”) (valid from 2008 to 2010) obtained by Zhengtu Information on November 25, 2008, which was issued by Shanghai Science and Technology Commission, has expired in year 2011.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009, 2010 and 2011

17.	INCOME TAX EXPENSES (CONT’D)

In April 2012, Zhengtu Information has obtained the renewed certificate. In accordance with the PRC Income Tax Laws, an enterprise awarded with the HNTE status may enjoy a preferential CIT rate of 15% for three years and the status is renewable.

Giant Network, a VIE to which Zhengtu Information is deemed the primary beneficiary, has been recognized as a HNTE effective from 2008, and therefore enjoys a preferential tax rate of 15% from 2008 to 2010. Giant Network did not apply for the HNTE renewal in 2011. Therefore Giant Network’s applicable tax rate for 2011 is 25% for current income provision and deferred taxes.

On December 3, 2010, Snow wolf received certificate for Software enterprise. In year 2011, Jujia Network, Juhuo Network, Zhengju Information and Wuxi Network, all being subsidiaries of the Company, received certificates for Software Enterprises. They are entitled to full exemption from corporate income tax (“CIT”) for the first and second profitable years, and a further 50% exemption for the three succeeding years (12.5%: 50% of 25% CIT rate).

Zhengduo Information, Zhuhai Zhengtu, Juhe Network, Juyan Network, Haoji Network, Juquan Network, Jufan Network, Tiema Network, Juxin Network, Julun Network, Beijing Giant and Tiequan Network are not entitled to enjoy any preferential tax rate for year 2011 and their applicable CIT rate is 25%.

The PRC Income Tax Law also imposes a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside China, which were exempted under the previous income tax and rules. A lower withholding tax rate will be applied if there is a tax treaty arrangement between mainland China and the jurisdiction of the foreign holding company. The foreign invested enterprise will be subject to the withholding tax starting from January 1, 2008. There was no distribution of dividends from the Group’s PRC subsidiaries in 2009 and 2010. In 2011, the Company made a one-time special dividend to its shareholders, out of which the payout was physically financed partially through the declaration and payout of dividends to the Company by Zhengtu Information. Thus, the Company provided deferred tax liabilities amounting to RMB259,415,894 for the withholding taxes due associated with the distribution of the retained earnings accumulated from December 31, 2007 to December 31, 2010.

The Company had minimal operations in jurisdictions other than the PRC. Income before income tax expenses consists of:

	For the year ended December 31,
	2009	2010	2011
	(RMB)	(RMB)	(RMB)	(US$)

PRC	936,154,635	881,077,042	1,229,776,487	195,391,805
Non-PRC	7,924,628	16,518,504	37,215,603	5,912,964

Total	944,079,263	897,595,546	1,266,992,090	201,304,769

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009, 2010 and 2011

17.	INCOME TAX EXPENSES (CONT’D)

(a)	Current Tax

Income tax expenses consist of:

	For the year ended December 31
	2009	2010	2011
	(RMB)	(RMB)	(RMB)	(US$)

Current income taxes	83,328,105	121,303,259	268,076,187	42,593,017
Deferred income tax (benefits)/expenses	1,731,905	(31,980,857)	84,302,034	13,394,244

Taxation for the year	85,060,010	89,322,402	352,378,221	55,987,261

A reconciliation of the differences between the statutory tax rate and the effective tax rate for CIT is as follows:

	For the year ended December 31
	2009	2010	2011
	(RMB)	(RMB)	(RMB)	(US$)
Expected taxation at PRC CIT statutory rate of 25%	236,019,816	224,398,887	316,748,023	50,326,193
Favorable tax rate	(49,059,531)	(25,488,282)	(130,226,808)	(20,690,956)
Tax holiday	(71,351,432)	(105,110,278)	(12,694,680)	(2,016,982)
Non-deductible expenses (non-taxable income), net	(4,718,414)	7,679,477	3,904,248	620,323
Additional 50% tax deduction for qualified research and development expenses	(10,380,859)	(15,257,615)	(18,935,961)	(3,008,621)
Tax exempted VAT refund	(12,779,323)	—	—	—
Change in valuation allowance	—	—	2,885,413	458,446
Deferred tax benefits on future tax rate difference	(2,670,247)	(3,659,750)	(58,833,362)	(9,347,680)
One-time withholding tax accrual for dividend	—	—	259,415,894	41,217,035
Provision-to-return adjustment	—	6,759,963	(9,884,546)	(1,570,497)

Taxation for the year	85,060,010	89,322,402	352,378,221	55,987,261

The benefit of tax holiday per basic and diluted earnings per share is as follows:

	For the year ended December 31
	2009	2010	2011
	(RMB)	(RMB)	(RMB)	(US$)

Basic	0.32	0.46	0.05	0.01
Diluted	0.30	0.45	0.05	0.01

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009, 2010 and 2011

17.	INCOME TAX EXPENSES (CONT’D)

(b)	Deferred Tax

The tax effects of temporary differences that give rise to deferred tax at December 31, 2010 and 2011 are as follows:

	December 31,
	2010	2011
	(RMB)	(RMB)	(US$)

Current deferred tax assets
Deferred revenue and advance from distributors	77,208,660	151,140,044	24,013,734
Accrued expenses	12,142,057	18,344,188	2,914,598
Allowance for doubtful debt	1,127,960	611,274	97,122
Share-based compensation expense	8,117,107	5,036,662	800,245
Tax loss	7,149,387	7,532,367	1,196,773
Less: valuation allowance	—	(2,885,413)	(458,446)

Net current deferred tax assets	105,745,171	179,779,122	28,564,026

Non-current deferred tax assets
Intangible assets amortization	11,069,031	11,357,297	1,804,492
Share-based compensation expense	2,076,457	2,826,219	449,041
Deferred revenue	—	2,916,666	463,412

Net non-current deferred tax assets	13,145,488	17,100,182	2,716,945

	December 31,
	2010	2011
	(RMB)	(RMB)	(US$)

Current deferred tax liabilities
Intangible assets amortization	624,770	—	—
Deferred revenue	—	2,408,961	382,746
Withholding tax	—	145,810,671	23,166,982

Net current deferred tax liabilities	624,770	148,219,632	23,549,728

Non-current deferred tax liabilities
Intangible assets amortization	186,496	298,980	47,503
Upfront fee amortization	—	14,583,333	2,317,058

Net non-current deferred tax liabilities	186,496	14,882,313	2,364,561

As of December 31, 2011, the Group recorded a valuation allowances of RMB2,885,413 (US$458,446) for Zhuhai Zhengtu as management has assessed that it is more-likely-than-not that Zhuhai Zhengtu’s deferred tax assets will not be realizable. Management has assessed that it is more-likely-than-not that the deferred tax assets for all other entities within the Group are realizable as of December 31, 2011.

As of December 31, 2011, the Company had net operating tax losses in the total amount of RMB 30,129,468 (US$4,787,090) in the PRC, which can be carried forward to future years and utilized by respective Chinese subsidiaries of the Company according to the prevailing PRC CIT rules and regulations. The balance of net operating tax losses of the Company as of December 31, 2011 will expire between the years 2015 and 2017.

The Company intends to permanently reinvest all undistributed earnings generated by its foreign subsidiaries beginning in 2011 and onward to finance its future operations. The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009, 2010 and 2011

17.	INCOME TAX EXPENSES (CONT’D)

(c)	Unrecognized Tax Benefits

The following table summarizes the activity related to the Group’s unrecognized tax benefits from January 1, 2010 to December 31, 2011:

RMB
Balance as of January 1, 2010	9,955,138
Increases related to current year tax positions	4,803,660

Balance as of December 31, 2010 and January 1, 2011	14,758,798
Increases related to current year tax positions	29,692,724

Balance as of December 31, 2011	44,451,522

Balance as of December 31, 2011 (US$)	7,062,636

As of December 31, 2010 and 2011, the Group recorded an unrecognized tax benefit of RMB14,758,798 and RMB44,451,522 (US$7,062,636), respectively, related to excess share-based compensation expense deductions. The unrecognized tax benefit resulting from the difference between the share-based compensation expense deduction and the cumulative amount of compensation cost would be recorded to additional paid-in capital, when recognized. It is possible that the amount of unrecognized tax benefits will change in the next twelve months, pending clarification of current tax law or audit by the tax authorities. However, an estimate of the range of the possible change cannot be made at this time.

For the years ended December 31, 2009, 2010 and 2011, no interest or penalties related to uncertain tax positions were recognized.

The Group’s subsidiaries, the VIE and its subsidiaries registered in the PRC are subject to PRC CIT on the taxable income as reported in their PRC statutory accounts adjusted in accordance with relevant PRC Income Tax Laws. The Group’s tax years 2005 through 2011 remain subject to examination by tax authorities.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009, 2010 and 2011

18.	EARNINGS PER SHARE

Computation of basic earnings per share and diluted earnings per share are as follows:

	December 31
	2009	2010	2011
	(RMB)	(RMB)	(RMB)	(US$)

Numerator:
Net income attributable to ordinary shareholders	859,313,746	811,187,833	879,966,874	139,812,655
Numerator for basic earnings per share	859,313,746	811,187,833	879,966,874	139,812,655
Numerator for diluted earnings per share	859,313,746	811,187,833	879,966,874	139,812,655

Denominator:
Number of shares outstanding, opening	227,018,426	226,819,007	228,019,412	228,019,412
Weighted average number of shares issued	726,931	489,847	4,104,619	4,104,619
Weighted average number of shares repurchased	(1,467,130)	—	(119,152)	(119,152)

Weighted average number of shares outstanding – basic	226,278,227	227,308,854	232,004,879	232,004,879
Dilutive effect of share options	7,682,329	6,619,546	—	—

Weighted average number of shares outstanding – diluted	233,960,556	233,928,400	232,004,879	232,004,879

As of December 31, 2011, the Company issued 4,254,882 ordinary shares to its share depositary bank which will be used to settle stock option awards upon their exercise. No consideration was received by the Company for this issuance of ordinary shares. These ordinary shares are issued but not outstanding and are treated as escrowed shares for accounting purposes and therefore, have been excluded from the computation of earnings per share. Any ordinary shares not used in the settlement of stock option awards will be returned to the Company.

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

The Company granted 920,000 and 3,800,000 share options to the directors, employees and consultants of the Group on March 19, 2007 and May 15, 2007, respectively. Such options were granted under the 2006 Stock Incentive Plan at an exercise price of US$2.00 per share, with 20% vesting annually.

On July 2, 2007, all consultants were transferred to employee status as they have been recruited as the Group’s employees. The fair value of the options to those consultants have been re-measured on the date those consultants became the Group’s employees and the compensation charges have been accounted for prospectively from the date of the change in employment status.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009, 2010 and 2011

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

Types of awards available for grant under the 2007 Stock Incentive Scheme include, but not limited to, share options (including both incentive and non-qualified), stock appreciation rights (“SAR”), performance-based awards and restricted stock. Performance-based awards are only granted to officers and employees of the Group and the performance goals are determined by the Board of Directors. Such performance-based awards may be paid in cash or shares which will be determined upfront. The Board of Directors will determine the type, the number, the exercise price and the vesting terms of the awards. The maximum number of shares authorized for issuance under the 2007 Stock Incentive Scheme is 23,700,000. The share options and SARs, if and when issued, have a maximum term of ten years. The 2007 Stock Incentive Plan provides for two terms to grantees. These awards vest either over a five or a four year period, with 20% or 25%, respectively, of the options to vest on each of the first, second, third, fourth and fifth anniversaries of the award date as stipulated in the share option agreement. The Company did not grant any SAR or performance based awards as of December 31, 2010.

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

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009, 2010 and 2011

19.	SHARE OPTION AND RESTRICTED SHARE SCHEME (CONT’D)

By a resolution of the Board of Directors on April 23, 2010, 797,000 restricted shares under 2007 Stock Incentive Scheme were granted to the Company’s certain officers and employees. One fifth of the total restricted shares will become vested upon each annual anniversary of the grant date during the following five years.

On January 14, 2011, the Board of Directors approved the grant of 60,000 share options (non performance-based and to be settled in shares) at the exercise prices of US$7.24 to the independent directors with a vesting period of 4 years, pursuant to the 2007 Stock Incentive Scheme.

On October 31, 2011, the Board of Directors approved the grant of 14,000,000 restricted shares under 2007 Stock Incentive Scheme to the Company’s selected employees and management members of the Company. One fifth of the total restricted shares will become vested upon each annual anniversary of the grant date during the following five years.

On September 17, 2010, the Board of Directors approved a resolution to reduce the exercise prices for certain outstanding service-based share options that were granted by the Company in 2007, 2008 and 2009 to the current fair market value of ordinary shares underlying such options. A total of 2,414,000 options belonging to 120 employees of the Company were repriced under 2007 Stock Incentive Scheme. The current fair market value was US$6.36, which was the closing price of our ADSs traded on the NYSE as of September 17, 2010 (“modification date”), which was the last trading day prior to the board approval. All eligible share option grantees affected by such changes had entered into amended share option agreements with the Company. The total incremental compensation cost for the modification is RMB8,273,839. RMB5,300,346 of the total incremental compensation cost was related to vested share options and therefore, was recognized as share-based compensation expenses on the date of modification. The remaining unrecognized incremental compensation cost related to unvested share options will be amortized from the modification date to the end of the remaining vesting period.

On August 8, 2011, the Company’s Board of Directors authorized the accelerated vesting of 400,000 share options that were issued under the 2007 Stock Incentive Scheme to a certain employee upon his resignation from the Company. Share-based compensation expense of approximately RMB7,000,000 (US$1,112,000) relating to the unvested share options was reversed upon his resignation, whereas incremental compensation expenses of approximately RMB10,000,000(US$1,589,000) relating to the accelerated vesting of such share options was immediately recognized as share-based compensation expense on the date of modification.

On October 31, 2011, the Company’s Board of Directors authorized the repricing of certain stock options granted to the existing employees, directors, and officers to USD4.07 per share, that were issued under the 2007 Performance Incentive Plan at exercise price that was originally ranging from USD6.00 to USD7.24 per share. A total of 1,098,600 options belonging to 84 employees of the Company were repriced under 2007 Stock Incentive Scheme. The current fair market value was US$4.07, which was the closing price of our ADSs traded on the NYSE as of October 28, 2011 (“modification date”), which was the last trading day prior to the board approval. All eligible share option grantees affected by such changes had entered into amended share option agreements with the Company.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009, 2010 and 2011

19.	SHARE OPTION AND RESTRICTED SHARE SCHEME (CONT’D)

The total incremental compensation cost for the modification is RMB 2,114,102(US$335,897). RMB1,449,156 (US$230,248) of the total incremental compensation cost was related to vested share options and therefore, was recognized as share-based compensation expense on the date of modification. The remaining unrecognized incremental compensation cost related to unvested share options will be amortized from the modification date to the end of the remaining vesting period.

Stock Option

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

The fair values of stock options granted to employees were estimated using the following weighted average assumptions:

	Granted in 2009	Granted in 2011

Suboptimal exercise factor	1.5	1.5
Risk-free interest rates	2.94%	3.42%
Expected volatility	60.40	50.98
Expected dividend yield	2.5%	2.5%
Fair value of share option	RMB17.35 to RMB22.37	RMB15.75 to RMB19.85
Estimated forfeiture rate	2% per annum	2% per annum

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009, 2010 and 2011

19.	SHARE OPTION AND RESTRICTED SHARE SCHEME (CONT’D)

The following table summarizes the Company’s share option activity as of and for the year ended December 31, 2010 and 2011.

	Number of options	Weighted average exercise price(USD)	Weighted average remaining contractual life (Years)	Aggregate intrinsic value (USD)

Outstanding, December 31, 2010 and January 1, 2011	11,385,629	2.80	2.95	49,161,052
Granted	60,000	6.71	—	—
Exercised	(7,993,119)	2.50	—	—
Forfeited/Cancelled	(260,560)	4.92	—	—

Outstanding, December 31, 2011	3,191,950	2.69	2.61	4,446.298

Vested and expected to vest at December 31, 2011	3,128,111	2.69	2.61	4,357.372

Exercisable at December 31, 2011	2,187,850	2.68	2.36	3,070.057

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the fair value of the Company’s shares as at December 31, 2011, for those awards that have an exercise price currently below the fair value of the Company’s shares. The total intrinsic value of options exercised during the year ended December 31, 2011 was approximately RMB278,174,000 (US$44,197,000) (2010: RMB 33,700,000, 2009: RMB53,100,000)).

The weighted average estimated fair value of options granted to employees of the Group at grant date during the fiscal year ended 2011 was RMB18.45 (US$2.93) (2009: RMB20.32). There were no share options granted during 2010. The total fair value of options vested during the year ended December 31, 2009, 2010 and 2011 was RMB26,551,305, RMB29,951,523 and RMB37,166,249 (US$5,905,122), respectively.

As of December 31, 2011, there was RMB3,249,083 (US$516,227) of unrecognized estimated share-based compensation cost related to share options issued to employees. That deferred cost is expected to be recognized over a weighted-average vesting period of 1.23 years. To the extent the actual forfeiture rate is different from the original estimated, actual share-based compensation related to these awards may be different.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009, 2010 and 2011

19.	SHARE OPTION AND RESTRICTED SHARE SCHEME (CONT’D)

The following table sets forth the components of share-based compensation expense for share options issued to employees from the Company’s share option scheme both in absolute amount and as a percentage of net revenue for the year indicated.

	For the year ended December 31
	2009	2010	2011
	(RMB)	(RMB)	(RMB)	(US$)%

Net revenue	1,303,835,447	1,332,815,451	1,792,217,309	284,754,652	100%

Cost of services	1,245,984	612,529	562,225	89,329	0.03%
Research and product development expenses	9,573,183	6,664,626	2,269,898	360,650	0.13%
Sales and marketing expenses	1,139,408	60,891	199,684	31,727	0.01%
General and administrative expenses	18,616,815	14,532,565	7,901,262	1,255,384	0.44%

Total share-based compensation included in cost of services and total operating expenses	30,575,390	21,870,612	10,933,069	1,737,090	0.61%

Restricted Shares awards

The fair value of a restricted share is simply the closing price of the unrestricted share as of the valuation date minus the present value of the expected dividends during the vesting period. The risk-free rate for periods within the contractual life of the share is based on the U.S. Treasury yield curve in effect at the time of grant.

The fair values of restricted shares granted to employees were estimated using the following weighted average assumptions:

	Granted in 2010	Granted in 2011

Risk-free interest rates	0.46%-2.61%	0.14%-0.93%
Expected dividend yield	5%	5%
Fair value of restricted shares	RM44.04 to RMB49.27	RMB17.39 to RMB22.62

The following table summarized the Company’s restricted shares activity under 2007 Stock Incentive Scheme:

	Number of restricted shares	Weighted average grant date fair value (USD)

Outstanding, December 31, 2010 and January 1, 2011	777,000	5,440,896
Granted	12,670,000	40,299,824
Exercised	(155,400)	(1,149,096)
Forfeited/Cancelled	(136,000)	(945,200)
Outstanding, December 31, 2011	13,155,600	43,646,424

Vested and expected to vest as of December 31, 2011	12,382,299	41,166,971

As of December 31, 2011, there was RMB238,041,628 (US$37,821,006) of unrecognized estimated share-based compensation cost related to restricted shares issued to employees. That deferred cost is expected to be recognized over a weighted-average vesting period of 2.76 years. To the extent the actual forfeiture rate is different from the original estimated, actual share-based compensation related to these awards may be different.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009, 2010 and 2011

19.	SHARE OPTION AND RESTRICTED SHARE SCHEME (CONT’D)

The following table sets forth the components of share-based compensation expense for restricted shares issued to employees from the Company’s share option scheme both in absolute amount and as a percentage of net revenue for the year indicated.

	For the year ended December 31
	2009	2010	2011
	(RMB)	(RMB)	(RMB)	(US$)%

Net revenue	1,303,835,447	1,332,815,451	1,792,217,309	284,754,652	100%

Cost of services	—	1,180,570	1,797,223	285,550	0.10%
Research and product development expenses	—	7,994,861	11,771,687	1,870,333	0.66%
Sales and marketing expenses	—	368,900	518,445	82,373	0.03%
General and administrative expenses	—	1,874,274	4,314,757	685,546	0.24%

Total share-based compensation included in cost of services and total operating expenses	—	11,418,604	18,402,112	2,923,802	1.03%

The total share-based compensation cost capitalized as part of intangible assets — online game product costs for the year ended December 31, 2009, 2010 and 2011 are RMB 1,463,330, RMB 295,211 and RMB87,497 (US$13,902), respectively.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009, 2010 and 2011

20.	EMPLOYEE BENEFITS

The full-time employees of the Company’s subsidiaries, the VIE and its subsidiaries that are incorporated in the PRC are entitled to staff welfare benefits, including medical care, housing subsidies, unemployment insurance and pension benefits. These companies are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations, and to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The Group’s PRC subsidiaries, the VIE and its subsidiaries have no legal obligation for the benefits beyond the contributions made. The total amounts expensed in the consolidated statements of operations and comprehensive income for such employee benefits amounted to RMB22,890,106, RMB33,346,393 and RMB42,567,100, (US$6,763,231), for the years ended December 31, 2009, 2010 and 2011, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

21.	RELATED PARTY TRANSACTIONS

The principal related parties with which the Group had transactions during the years presented are as follows:

Name of related party	Relationship with the Group

Shanghai 51 network development Co., Ltd. (“51 Network”)	A VIE of 51.com invested by Giant Interactive

Yangxun Computer Technology (Shanghai) Co. Ltd.	A VIE of MET invested by Giant Interactive

Prexton Investment Ltd., (“Prexton Investment”)	Company with the same key senior executive of the Company

Shanghai Jiante Biotechnology Co., Ltd.(“Shanghai Jiante”)	Company controlled by Mr. Shi Yuzhu

Huayi Giant Information	Equity investee

Juxian Network	Equity investee

Juxi Network	Equity investee

Union Sky Holding Group Limited (“Union Sky”)	Company’s shareholder

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009, 2010 and 2011

21.	RELATED PARTY TRANSACTIONS (CONT’D)

Significant related party transactions were as follows:

	For the year ended December 31,
	2010	2011
	(RMB)	(RMB)	(US$)

Technical service fee paid to 51 network	(12,789)	—	—
Other revenue from 51 network	—	445,580	70,796
Rental fee to Prexton Investment	(3,592)	—	—
Rental fee to Shanghai Jiante	(3,180,000)	(12,000,000)	(1,906,608)
Advances to Huayi Giant Information	25,000,000	—	—
Royalty fee charged by Huayi Giant Information	—	(18,485,392)	(2,937,033)
Technical service fee charge by Huayi Giant Information	—	(7,500,000)	(1,191,630)
Other service fee from Huayi Giant Information	—	4,354,136	691,803
Payment of individual income tax related to the exercise of share options by Juxian Network	—	(374,213)	(59,456)
Technical service fee charge from Juxian Network	—	3,039,202	482,881
Prepayment to Shanghai Jiante (1)	—	958,800,000	152,337,978
Repayment from Union Sky (1)	—	(958,800,000)	(152,337,978)
Interest income from Union Sky (1)	—	21,471,866	3,411,536
Licensing income from Yangxun	—	1,200,000	190,661
Marketing expense charged by Yangxun	—	(1,080,200)	(171,626)

(1)	In April 2011, the Company made a prepayment to Shanghai Jiante, for a commitment to invest RMB958,800,000 (US$152,337,978) in Sunshine Insurance Group Corporation, Ltd., a privately held insurance company, which was due to investor sentiment, regulatory and other considerations, the Company subsequently unwound in August 2011 by transferring it to Union Sky for the full amount of the prepayment plus accrued interest of RMB21,471,866 (US$3,411,536), which was accrued from April through August 2011. Both these amounts were settled in cash in September, 2011.

Effective June 2009, Lager Network is no longer the Company’s related party as the Company’s senior executive has resigned from the directorship of Lager Network.

Due from related parties as of December 31, 2010 and 2011 are as follows:

	December 31,
	2010	2011
	(RMB)	(RMB)	(US$)
Receivable from:
-Huayi Giant Information	25,000,000	23,642	3,757
-Juxi Network	—	16,863	2,679
-Juxian Network	—	3,369,609	535,377

Total	25,000,000	3,410,114	541,813

Due to a related party as of December 31, 2010 and 2011 are as follows:

	December 31,
	2010	2011
	(RMB)	(RMB)	(US$)
Payable to:
-Juxian Network	—	540,345	85,852

Total	—	540,345	85,852

All balances with the related parties as of December 31, 2010 and 2011 were unsecured, interest-free and have no fixed term of repayment.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009, 2010 and 2011

22.	TREASURY STOCK

During 2011, the Company has repurchased 932,972 ADSs amounting to approximately RMB 22,960,759 (US$3,648,097) under the Share Repurchase Plan 4.

As of December 31, 2011, the Company has repurchased a total 34,935,057 ADSs, amounting to approximately RMB2,200,000,000 (US$350,000,000). As of December 31, 2010, the Company repurchased a total of 34,002,085 ADSs, amounting to approximately RMB2,177,000,000.

Out of the repurchased ADSs, 1,314,272 ADSs were subsequently used to settle the exercise of share options.

23.	DIVIDEND

Pursuant to a Board of Directors’ resolution dated February 21, 2011, the Company declared a total dividends of RMB270,314,878 (US$42,948,709) paid out of the Company’s 2010 net distributable profits, which are determined using an equity method basis of accounting for the stand-alone listed company financial statements, to the shareholders of the Company who were registered members of the Company as of March 18, 2011.

Pursuant to a Board of Directors’ resolution dated August 8, 2011, the Company declared a total dividends of RMB4,539,849,894 (US$721,309,505) paid out of the Company’s net distributable profits, which are determined using an equity method basis of accounting for the stand-alone listed company financial statements, to the shareholders of the Company who were registered members of the Company as of August 31, 2011.

The payments of these dividends were financed out of available cash held by the Company, subsequent to the declaration of dividends to the Company by Zhengtu Information (Note 17). In 2009, 2010 and 2011, the Company has paid dividends of RMB277,652,205, RMB 279,122,994 and RMB4,810,164,772 (US$764,258,214) respectively.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009, 2010 and 2011

24.	STATUTORY RESERVES

In accordance with the Regulations on Enterprises with Foreign Investment of China and the articles of association, Zhengtu Information and Zhengduo Information, being foreign invested enterprises established in the PRC, are required to provide for certain non-distributable reserves, namely general reserve fund, enterprise expansion fund and staff welfare and bonus fund, all of which are appropriated from after-tax profit as reported in its PRC statutory financial statements. Zhengtu Information and Zhengduo Information are required to allocate at least 10% of their after-tax profits to the general reserve fund until such fund has reached 50% of their registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors of Zhengtu Information and Zhengduo Information. Appropriation to the staff welfare and bonus fund, if any is charged to general and administrative expenses. There have not been any appropriations to the enterprise expansion fund and staff welfare and bonus fund made for the any of the periods stated herein.

In accordance with the PRC Company Laws, Giant Network, Jujia Network and Juhuo Network, being domestic companies, must make appropriations from their after-tax profits as reported in their PRC statutory financial statements to non-distributable reserve funds, namely statutory surplus fund, statutory public welfare fund and discretionary surplus fund. Giant Network, Jujia Network and Juhuo Network are required to allocate at least 10% of their after-tax profits to the statutory surplus fund until such fund has reached 50% of their registered capital.

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

As of December 31, 2011, Giant Network, Zhengtu Information, Zhengduo Information, Jujia Network and Juhuo Network have appropriated RMB5,000,000 (US$794,420), RMB5,931,525 (US$942,424), RMB113,338 (US$18,008) , RMB 2,500,000 (US$397,210) and RMB 580,956 (US$92,305) to statutory surplus fund and general reserve fund, respectively.

The following amounts that are restricted from being distributed include paid-in capital and statutory reserve funds of the Company’s subsidiaries and the equity of Giant Network and its subsidiaries, as determined pursuant to the PRC generally accepted accounting principles, totaling an aggregate of RMB368,750,172(US$58,588,502) and RMB211,003,295 as at December 31, 2011 and 2010, respectively.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009, 2010 and 2011

25.	COMMITMENTS AND CONTINGENCIES

Operating lease agreements

The Group has entered into operating lease arrangements mainly relating to its office premises and computer equipment. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases. The terms of the leases do not contain rent escalation or contingent rents. Future minimum lease payments for non-cancelable operating leases as of December 31, 2011 are as follows:

	Office premises	Computer equipment	Total
	(RMB)	(RMB)	(RMB)	(US$)

2012	4,656,953	12,310,520	16,967,473	2,695,860
2013	3,170,626	—	3,170,626	503,762
2014	1,498,958	—	1,498,958	238,160

Total	9,326,537	12,310,520	21,637,057	3,437,782

Total rental expenses were RMB70,216,710, RMB65,034,773 and RMB77,345,611 (US$12,288,980) for the years ended December 31, 2009, 2010 and 2011 respectively.

Commitments

Capital commitments

The Company has a commitment to invest a remaining amount of RMB21,000,000 (US$3,336,564) in Beijing Innovation Works Development Fund and the commitment is due on demand.

Capital commitments for purchases of property and equipment as of December 31, 2011 are approximately RMB3,859,180 (US$613,162). The payments for the commitments for these purchases are expected to be settled within the next twelve months.

Online game licensing fee commitments

The Company has commitments to pay licensing fees to third parties of RMB15,105,360 (US$2,400,000) as of December 31, 2011, which will be paid according to certain specified milestones.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009, 2010 and 2011

25.	COMMITMENTS AND CONTINGENCIES (CONT’D)

Contingencies

Class actions

Two securities class actions have been filed against the Company. The first was filed on November 26, 2007, entitled Pyramid Holdings, Inc V. Giant Interactive Group Inc. (United States District court, Southern District of New York (07cv10588); and the second was filed on December 20, 2007, entitled Brooks v Giant Interactive Group Inc. (United States District court, Southern District of New York (07cv11423). The actions assert similar allegations and seek similar damages, both alleging claims pursuant to Section 11 and Section 12(a)(2) of the Securities Exchange Act of 1933, on behalf of all persons who purchased Company’s ADSs pursuant to or traceable to the Company’s initial public offering from November 1, 2007, though November 10, 2007. The Company, Merrill Lynch & Co. and UBS Investment Bank are named as defendants. Plaintiffs also request that the action be maintained as class action and request relief in the form of class damages plus interest, attorneys’ fees, experts’ fee and other costs, and a rescinding of the initial public offering.

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

The actions were consolidated by stipulation on January 31, 2008, into Giant Interactive Group Inc. Securities Litigation. On August 5, 2008, the United States District court, Southern District of New York (“Court”) appointed a Lead Plaintiff and its Counsel in the consolidated action. The Lead Plaintiff filed a Consolidated Amended Complaint on October 6, 2008. The Company, Merrill Lynch & Co. and UBS Investment Bank filed motions to dismiss the Consolidated Amended Complaints on November 21, 2008. This motion has been fully briefed and was deemed submitted to the Court for decision as of February 25, 2009. On August 5, 2009, the Court denied the Company’s motion to dismiss the Complaint, because the Court required more facts and evidence prior to making the ruling.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009, 2010 and 2011

25.	COMMITMENTS AND CONTINGENCIES (CONT’D)

The class action was closed on November 2011 and the final judgment was against the Company. The settlement amounted to US$13,000,000 based on approximately 16.5% of the class’s maximum provable damages, in excess of the average percentage of recovery in many securities class-action lawsuit. Such settlement was fully made by the Company’s insurance carriers to the counterparty before the end of 2011.

Income taxes

As of December 31, 2011, the Group has recognized RMB44,451,522 (US$7,062,636) (2010: RMB14,758,798) of unrecognized tax benefits, which have been classified as current liabilities. The final outcome of these tax uncertainties is dependent upon various matters including tax examinations, changes in regulatory tax laws, interpretation of those tax laws or expiration of status of limitation. However, based on the number of jurisdictions, the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties.

26.	FAIR VALUE MEASUREMENT

Effective January 1, 2008, the Group adopted ASC subtopic 820-10 (“ASC 820-10”), Fair Value Measurement and Disclosure: Overall. ASC 820-10 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Although the adoption of ASC 820-10 did not impact the Group’s financial condition, results of operations or cash flow, ASC 820-10 requires additional disclosures to be provided on fair value measurement.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009, 2010 and 2011

26.	FAIR VALUE MEASUREMENT (CONT’D)

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

Assets measured at fair value on a recurring basis are summarized below:

	Fair Value Measurement at December 31, 2011 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)	Fair Value at December 31, 2011
	(RMB)	(RMB)	(RMB)	(RMB)	(US$)

Available-for-sale investments	—	—	386,851,118	386,851,118	61,464,453

Total	—	—	386,851,118	386,851,118	61,464,453

	Fair Value Measurement at December 31, 2010 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)	Fair Value at December 31, 2010
	(RMB)	(RMB)	(RMB)	(RMB)

Available-for-sale investments	—	—	423,302,661	423,302,661

Total	—	—	423,302,661	423,302,661

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009, 2010 and 2011

26.	FAIR VALUE MEASUREMENT (CONT’D)

The following table summarizes the valuation of the available-for-sale investments:

Amount
(RMB)
Fair value of available-for-sale investment as at January 1, 2010	450,966,634
Unrealized gain in fair value of Series A Preferred Shares in MET (see Note 12)	(73,032)
Unrealized loss in fair value of Series C Preferred Shares in 51.com (see Note 12)	(14,467,019)
Transfer in and/or out of Level 3	—
Effect of exchange rate change	(13,123,922)

Fair value of available-for-sale investment as at December 31, 2010	423,302,661

Unrealized loss in fair value of Series A Preferred Shares in MET (see Note 12)	4,893,132
Unrealized loss in fair value of Series C Preferred Shares in 51.com (see Note 12)	(20,890,689)
Transfer in and/or out of Level 3
Effect of exchange rate change	(20,453,986)

Fair value of available-for-sale investment as at December 31, 2011	386,851,118

Fair value of available-for-sale investment as at December 31, 2011 (US$)	61,464,453

The fair value of available-for-sale investment in Series C Preferred Share of 51.com as of December 31, 2010 and 2011 was estimated using an enterprise value allocation (“EVA”) model.

The EVA model requires inputs of highly subjective assumptions including the expected stock price volatility and the probability of occurrence under three different scenarios (which is based on management reasonable estimation), namely 1) an initial public offering occurs (“IPO”), 2) 51.com liquidates (“Liquidation”) and 3) 51.com’s preferred share are redeemed at maturity (“Redemption”). For the expected volatilities, the Company has made reference to historical volatilities of several comparable companies. The risk-free rate is based on the yield of U.S. Dollar China Sovereign Bond as of December 31, 2010 and 2011 with the term corresponding to the maturity of the preferred shares.

The fair value of the Series C Preferred Share of 51.com was estimated using the following assumptions:

	December 31,
	2010	2011

Risk-free interest rates	1.27%	0.72%
Expected volatility	38.04%	50.92%
Probabilities of different scenarios:
- IPO	50%	25%
- Liquidation	25%	25%
- Redemption	25%	50%

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009, 2010 and 2011

26.	FAIR VALUE MEASUREMENT (CONT’D)

The fair value of the 100% equity interest of 51.com was determined based on an independent valuation using an income approach.

In September 2009, the Company made an investment in MET’s Series A Preferred Shares with both redemption and conversion features. This investment is recognized as an available-for-sale investment and its fair value was estimated using an enterprise value allocation (“EVA”) model as of December 31, 2011.

The EVA model requires inputs of highly subjective assumptions including the expected stock price volatility and the probability of occurrence under three different scenarios (which is based on management reasonable estimation), namely 1) an initial public offering occurs (“IPO”), 2) MET liquidates (“Liquidation”) and 3) MET’s preferred share are redeemed at maturity (“Redemption”). For the expected volatilities, the Company has made reference to historical volatilities of several comparable companies. The risk-free rate is based on the yield of U.S. Dollar China Sovereign Bond as of December 31, 2011 with the term corresponding to the maturity of the preferred shares.

The fair value of the MET’s Series A Preferred Shares was estimated using the following assumptions:

	December 31,
	2010	2011

Risk-free interest rates	1.87%	0.35%
Expected volatility	61.71%	52.36%
Probabilities of different scenarios:
- IPO	50%	—
- Liquidation	25%	25%
- Redemption	25%	75%

The fair value of the 100% equity interest of MET was determined based on an independent valuation using an income approach.

In accordance with ASC 820, the Company measures acquired intangible assets, goodwill and impairment of intangible assets at fair value. These assets are classified within Level 3 because they are valued using an income approach using discounted cash flows derived on management’s assumptions and estimates as further discussed in Notes 2.9, 2.10, and 7.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009, 2010 and 2011

26.	FAIR VALUE MEASUREMENT (CONT’D)

Assets measured at fair value on a non-recurring basis are summarized as below:

	Fair Value at December 31, 2010	Total impairment loss recognized for the year ended December 31, 2010	Fair Value at December 31, 2011	Total impairment loss recognized for the year ended December 31, 2011
	(RMB)		(RMB)	(RMB)

Acquired intangible assets-software	1,146,029	—	—	—
Goodwill	15,977,373	—	—	—
KOK 3 game software	—	46,557,669	—	—

The above impairment loss was included in “Impairment of intangible assets” in the consolidated statements of operations and comprehensive income.

27.	SUBSEQUENT EVENTS

Dividends

Pursuant to a Board of Director’s resolution dated February 24, 2012, the Company declared a dividend of approximately RMB447,000,000 (US$71,000,000), US$0.30 per share, paid out of the Company’s 2011 net distributable profits, which are determined using an equity method basis of accounting for the standalone listing company financial statements, to the shareholders of the Company who were registered members of the Company as of March 23, 2012. The payments of these dividends are financed out of available cash held by the Company, subsequent to the declaration of dividends to the Company by Zhengtu Information (Note 17). The dividends were paid on March 29 and April 5, 2012.