Form 20-F/A
period 2011-12-31
Giant Interactive Group Inc.
filed 2012-09-26
CIK 1415016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549.

AMENDMENT NO. 1

TO

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

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.  ☐  Item 17  ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

EXPLANATORY NOTE

This amendment no. 1 on Form 20-F/A hereby amends Items 3, 5, 8, 17, 18 and 19 of Giant Interactive Group Inc.’s annual report on Form 20-F for the fiscal year ended December 31, 2011, which was filed on April 23, 2012. This amendment no. 1 is being filed for the purpose of providing additional details to our disclosures in the original report as well as providing additional clarifying information in the notes to our financial statements pursuant to comments we received from the Staff of the U.S. Securities and Exchange Commission in connection with its review of our periodic filings. This amendment no. 1 is not intended to revise other information presented in our annual report on Form 20-F for the fiscal year ended December 31, 2011 as originally filed, which remains unchanged.

This amendment no. 1 on Form 20-F/A does not reflect events occurring after the filing of the original Form 20-F and does not modify or update the disclosure therein in any way other than as required to reflect the amendments discussed above. As a result, this amendment no. 1 to the annual report on Form 20-F/A continues to speak as of April 23, 2012, except for Notes 2, 3, 9, 13 and 17 to the Item 17 and 18 Financial Statements, as to which the date is September 26, 2012.

GIANT INTERACTIVE GROUP INC.

FORWARD-LOOKING STATEMENTS

This amendment no. 1 on Form 20-F/A contains forward-looking statements that relate to our current expectations and views of future events. The forward-looking statements are contained principally in the items entitled “Information on the Company,” “Risk Factors,” “Operating and Financial Review and Prospects,” and “Financial Information”. Our forward-looking statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

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

PART I.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected consolidated financial data for the three years ended December 31, 2009, 2010, and 2011, and the selected consolidated balance sheet data as of December 31, 2010 and 2011, were derived from our consolidated financial statements, which have been audited by Ernst & Young Hua Ming LLP, an independent registered public accounting firm. The report of Ernst & Young Hua Ming LLP, as well as our audited consolidated financial statements as of December 31, 2010 and 2011, and for each of the three years ended December 31, 2011, are included elsewhere in this annual report. The selected consolidated balance sheet data as of December 31, 2007 and 2008, and selected consolidated statement of operations and comprehensive income data for the years ended December 31, 2007 and 2008, have been derived from our audited consolidated financial statements for the years ended December 31, 2007 and 2008, which are not included in this annual report.

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

We are an online game company, and therefore our experience with investment activities is limited.

We explore selected investment opportunities that may have strategic value to us or that are purely financial in nature, with the primary objective of providing us with a more favorable rate of return than that customary of ordinary bank deposits.

For example, as of December 31, 2010 and 2011, we had certain short-term and long-term held-to-maturity investments, amounting to RMB1,850.0 million and RMB700.0 million (US$111.2 million), respectively. In order to derive higher investment returns for the Company, we invested RMB100.0 million (US$15.9 million) in a trust arrangement with China Resources SZITIC Trust Co., Ltd. in May 2011 who in turn invested in certain real estate development projects in Ningbo and Chengdu. Similarly, in November 2011, we entered into a trust arrangement with China Railway Trust Co., Ltd., an affiliate of state owned China Railway Group Limited, to invest RMB 600.0 million, (US$95.3 million), which was used to fund a short-term loan provided to Zhonghang Wanke Co., Ltd. (“Zhonghang Wanke”), a large commercial and residential real estate development company located in the P.R.C. Although our held-to-maturity investment contracts are secured or wholly guaranteed by a reputable financial institution, a credit-worthy company, or by the properties of the underlying investment projects, any default by the trust companies or the borrowers under these trust arrangements, or any deterioration in the financial condition of the secured collateral or these financial institution or project companies could cause significant loss to us and have a material adverse effect on our financial condition and results of operations.

In addition, we have made certain equity investments. In April 2011, we committed to investing RMB30.0 million (US$4.8 million) in Beijing Innovation Work Investment Center (LP), an early-stage internet and technology company investment fund operating throughout China, which is led by Mr. Kai-Fu Lee. Out of the RMB30.0 million commitment, RMB9.0 million had been invested by the end of 2011. In September 2011, we invested RMB317,050,000 (US$50,374,172) in the Yunfeng e-Commerce Funds (the “Yunfeng Fund”) for the purpose of purchasing shares of the Alibaba Group Holding Limited (the “Alibaba Group”), China’s leading e-commerce company, that became available as part of the employee liquidity program offered by Alibaba Group to its employees. The Yunfeng Fund has a term of ten years, which may be extended for additional successive one-year periods up to a maximum of two years, and may be further extended upon the written election or vote of a majority in interest of the limited partners. The Yunfeng Fund purchased ordinary shares of the Alibaba Group at a price per share of US$13.50. The Company‘s interests in the Alibaba Group are held indirectly through its partnership interests in the Yunfeng Fund and subject to transfer restrictions, including a lockup period until December 31, 2012. If (i) the Company transfers its partnership interest in the Yunfeng Fund; (ii) the Yunfeng Fund sells its shares of the Alibaba Group; or (iii) the Alibaba Group makes an initial public offering of its shares, in each case, at a price per share of the Alibaba Group that is significantly less than the price per share paid by the Yunfeng Fund, the Company could recognize a significant loss and its financial condition and results of operations could be materially and adversely affected.

These investments are made in contemplation that the underlying businesses obtain and/or sustain continued business growth, eventually go public or be acquired, which there are no guarantees of occurring, if at all. In addition, some of these equity investments may only provide limited exits to us and therefore our investments may be illiquid until their respective maturity, or potentially until a liquidity event occurs with respect to the underlying companies that we hold indirect interest in.

Although these equity investments may offer us potentially higher returns, these returns are not guaranteed and as such, we may not be able to achieve an adequate rate of return and may suffer losses on our investments. If we experience significant losses in connection with our investment activities, our financial condition and results of operations may be materially and adversely affected.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this amendment no.1 to our annual report on Form 20F/A. This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. See “Forward Looking Statements.” In evaluating our business, you should carefully consider the information provided under Item 3.D, “Key Information — Risk Factors.” in this amendment no. 1 to our annual report on Form 20-F/A. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

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

In addition to our historical success with internally developed games, we began to expand our game pipeline by licensing games from third party developers. In December 2009 and January 2010, respectively, we acquired the exclusive operation licenses for Elsword, a 3D Casual MMO, and Allods Online, a 3D MMORPG in China. Elsword was commercially launched in the fourth quarter of 2011 while Allods Online is expected to be launched later in 2012.

While we expect the MMORPG segment of China’s online game industry to continue to grow, we nonetheless intend to develop additional games in other game segments such as webgame and mobile games. According to statistics released by GAPP in December 2011, game revenue generated in 2011 from webgames and mobile games were RMB5.54 billion (US$880 million) and RMB1.7 billion (US$270 million), respectively, which experienced year-over-year growth of approximately 32.4% and 86.8%, respectively. We believe webgames and mobile games will continue to enjoy a higher growth rate than MMORPG in the near future. As one of our key growth strategies for 2012, our webgame development is on track with six projects currently in production. These projects span various genres including an action role playing game based on the Three Kingdoms era, an action role playing game based on the core gameplay and features of the ZT Online franchise, an advanced 3D game using the Unity engine designed for international markets, a strategy game leveraging our experience from developing The Golden Land, and two casual games suitable for publication on social network platforms. These projects are expected to enter various stages of testing during the second half of 2012, with launches beginning then and in 2013. In addition, we began to explore growth and investment opportunities, recruit talents and seek domestic cooperation opportunities with game developers in the mobile game sector in 2011 and envision a cross platform strategy to enable our users to play our games on personal computers, tablets and mobile phones.

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

On October 28, 2009, we entered into a three-year contract, ZT Online Green Edition—Online Software Cooperation Agreement (“Cooperation Agreement”) with Shenzhen Tencent Computer Systems Company Limited (“Tencent Computer” or “Tencent”) to attract more players to play ZT Online Green Edition from the Tencent QQ Game platform user base. Under the Cooperation Agreement, we receive royalty income in exchange for licensing ZT Online Green Edition, and service fees for providing servers, broadband resources and technical consulting services (collectively known as “IT services”) to Tencent. We account for the royalty income and service fees in accordance with ASC 985-605-25-3 Software Not Requiring Significant Production, Modification, or Customization. The royalty income and service fees are both determined based on an agreed upon percentage of game points consumed by players with accounts registered with Tencent. Royalty payments are recognized as revenue, when all contingencies associated with royalty payments have been resolved, when no remaining performance obligations exist relating to those payments and upon receipt of a confirmation of sales activity from Tencent. The service fees are contingent upon the future delivery of the IT services and game point revenue earned from players with accounts registered with Tencent. Service fees are recognized on a straight-line basis over the remaining period of the Cooperation Agreement, commencing from the time when contingencies have been resolved.

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

Operating Expenses . Our operating expenses increased 4.2% from RMB437.7 million in 2010 to RMB456.2 million (US$72.5 million) in 2011. The increase in our operating expenses was primarily due to an increase in our research and development expenses used to broaden our game pipeline, an increase in our sales and marketing expenses in connection with marketing campaigns for new games, and a decrease in the amount of government financial incentives that we received, partially offset by a decrease in our general and administrative expenses. In addition, our 2010 impairment charge relating to the K III software, and the lack of any such impairment charge in 2011, partially offset the general increase in our operating expenses.

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

As of December 31, 2011, total amount of cash and cash equivalents and short-term investments held by our PRC subsidiaries that will be made available for distribution to our offshore holding companies as dividends was US$236.6 million. If additional dividends were declared and distributed to our offshore holding companies by our PRC subsidiaries, our PRC subsidiaries would be subject to withholding tax under the PRC tax laws. For example, as of December 31, 2011, the accrued and unpaid foreign withholding taxes in relation to the undistributed earnings was US$23.7 million, which represents the withholding taxes related to the portion of our foreign subsidiaries’ undistributed earnings of US$236.6 million accumulated prior to December 31, 2010 that are expected to be distributed in the form of dividends in the near future. For our foreign subsidiaries’ earnings after December 31, 2010, we intend to permanently reinvest them to finance our future operations.

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

Date Declared	Date Paid	Total Amount
February 27, 2009	April 14, 2009	RMB277.7 million
April 15, 2010	May 10, 2010	RMB279.1million
February 22, 2011	March 30 and April 8, 2011	RMB270.3 million
August 8, 2011	September 9, 2011	RMB4,539.9 million

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

B. Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

PART III.

ITEM 17. FINANCIAL STATEMENTS.

We have elected to provide financial statements pursuant to Item  18.

ITEM 18. FINANCIAL STATEMENTS.

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS.

Exhibit Number	Description of Document

1.1*	Memorandum and Articles of Association of Giant Interactive Group Inc. (incorporated by reference to Exhibit 3.1 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

2.1*	Specimen Certificate for Common Shares of Giant Interactive Group Inc. (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

2.2*	Form of American Depositary Receipt of Giant Interactive Group Inc. (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

2.3*	Form of Deposit Agreement among the Giant Interactive Group Inc., Citibank, N.A., and holders and beneficial owners of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

4.1*	Employee Share Option Scheme (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

4.2*	Forms of option grant agreements for the Employee Share Option Scheme (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

4.3*	2007 Performance Incentive Plan (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

4.4*	Forms of option grant agreement and SAR grant agreement under the 2007 Performance Incentive Plan (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

4.5*	Form of Indemnification Agreement with the directors of Giant Interactive Group Inc. (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

4.6*	Form of Employment Agreement for Executive Officers of Giant Interactive Group and Employment Agreement of Yuzhu Shi (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

4.7*	Form of Irrevocable Powers of Attorney of all the recorded shareholders of Shanghai Giant Network Technology Co., Ltd. (a/k/a Shanghai Zhengtu Network Technology Co., Ltd.), namely Yuliang Feng, Haixiao Lin, Wei Liu, Chen Cheng, Lv Zhang, Tao Yue, Fabing Qu, Yonggui Wang, Kai Chen and Shanghai Lanlin Bio-Technology Co., Ltd., dated September 7, 2006 and Irrevocable Powers of Attorney of Lv Zhang (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

4.8*	Purchase Option and Cooperation Agreement among Shanghai Giant Network Technology Co., Ltd. (a/k/a Shanghai Zhengtu Network Technology Co., Ltd.) recorded shareholders of Shanghai Giant Network Technology Co., Ltd., namely Yuliang Feng, Haixiao Lin, Wei Liu, Chen Cheng, Lv Zhang, Tao Yue, Fabing Qu, Yonggui Wang, Kai Chen and Shanghai Lanlin Bio-Technology Co., Ltd, and Shanghai Zhengtu Information Technology Co., Ltd. dated September 7, 2006 (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

4.9*	Share Pledge Agreement among Shanghai Giant Network Technology Co., Ltd. (a/k/a Shanghai Zhengtu Network Technology Co., Ltd.) recorded shareholders of Shanghai Giant Network Technology Co., Ltd., namely Yuliang Feng, Haixiao Lin, Wei Liu, Chen Cheng, Lv Zhang, Tao Yue, Fabing Qu, Yonggui Wang, Kai Chen and Shanghai Lanlin Bio-Technology Co., Ltd, and Shanghai Zhengtu Information Technology Co., Ltd. dated September 7, 2006 (incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

4.10*	Online Game Software Sales and Licensing Agreement between Shanghai Giant Network Technology Co., Ltd. (a/k/a Shanghai Zhengtu Network Technology Co., Ltd.) and Shanghai Zhengtu Information Technology Co., Ltd. dated September 6, 2006 (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

4.11*	Exclusive Technical Consulting and Service Agreement between Shanghai Giant Network Technology Co., Ltd. (a/k/a Shanghai Zhengtu Network Technology Co., Ltd.) and Shanghai Zhengtu Information Technology Co., Ltd. dated September 7, 2006 (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

4.12*	Supplementary Agreement among Shanghai Giant Network Technology Co., Ltd. (a/k/a Shanghai Zhengtu Network Technology Co., Ltd.), recorded shareholders of Shanghai Giant Network Technology Co., Ltd., namely Yuliang Feng, Haixiao Lin, Wei Liu, Chen Cheng, Lv Zhang, Tao Yue, Fabing Qu, Yonggui Wang, Kai Chen and Shanghai Lanlin Bio-Technology Co., Ltd, Shanghai Zhengtu Information Technology Co., Ltd., and Yuzhu Shi (incorporated by reference to Exhibit 10.12 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

4.13*	Supplementary Agreement among Shanghai Giant Network Technology Co., Ltd. (a/k/a Shanghai Zhengtu Network Technology Co., Ltd.), recorded shareholders of Shanghai Giant Network Technology Co., Ltd., namely Yuliang Feng, Haixiao Lin, Wei Liu, Chen Cheng, Lv Zhang, Tao Yue, Fabing Qu, Yonggui Wang, Kai Chen and Shanghai Lanlin Bio-Technology Co., Ltd, Shanghai Zhengtu Information Technology Co., Ltd. and Yuzhu Shi dated August 27, 2007 (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

4.14*	Subscription Agreement between Giant Interactive Group Inc. and Standard Chartered Private Equity Limited (incorporated by reference to Exhibit 10.14 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

4.15*	Registration Rights Agreement between Giant Interactive Group Inc. and Standard Chartered Private Equity Limited (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

4.16*	Translation of Office Lease and Property Management Contract between Shanghai Zhengtu Information Technology Co., Ltd. and Shanghai Jiante Biotechnology Co., Ltd. (initially filed with the Commission on June 17, 2011)

4.17*	Translation of Office Lease Contract between Shanghai Zhengtu Information Technology Co., Ltd. and Shanghai Jiante Biotechnology Co., Ltd. (initially filed with the Commission on June 17, 2011)

4.18*	Translation of ZT Online 2 User Platform Software Distribution and License Agreement between Shanghai Jujia Network Technology Co., Ltd. and Shanghai Giant Network Technology Co., Ltd. dated August 25, 2011.

4.19*	Translation of ZT Online 2 Game Distribution and License Agreement between Shanghai Jujia Network Technology Co., Ltd. and Shanghai Giant Network Technology Co., Ltd. dated August 27, 2011, as amended by a Supplement dated June 20, 2011.

4.20*	Translation of Giant Online User Platform Software Distribution and License Agreement between Shanghai Juhuo Network Technology Co., Ltd. and Shanghai Giant Network Technology Co., Ltd. dated June 21, 2011.

4.21*	Sunshine Insurance Investment Transfer Agreement between Union Sky Holding Group, Ltd. and Shanghai Giant Network Technology Co., Ltd. dated August 8, 2011.

8.1*	List of Subsidiaries

11.1*	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

12.1▲	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2▲	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1*	Consent of Grandall Law Firm (Shanghai)

23.2▲	Consent of Independent Registered Public Accounting Firm

23.3*	Consent of Jones Lang LaSalle Sallmanns

101.INS▲	XBRL Instance Document

101.SCH▲	XBRL Taxonomy Extension Schema Document

101.CAL▲	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF▲	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB▲	XBRL Taxonomy Extension Label Linkbase Document

101.PRE▲	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with 2011 Form 20-F
▲	Filed with this amendment no. 1

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment no. 1 to the annual report on its behalf.

Date: September 26, 2012

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

/s/ Ernst & Young Hua Ming LLP

Shanghai, The People’s Republic of China

April 23, 2012

(except for Notes 2, 3, 9, 13 and 17, as to which the date is September 26, 2012)

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

The attribution of net income and other comprehensive income or loss items, if any, are allocable to the Company and its non-controlling interests based on their respective ownership percentages of the entities to which these underlying items are derived from.

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

Exclusive Technical Consulting and Service Agreement

Pursuant to the Exclusive Technical Consulting and Service Agreement between Zhengtu Information and Giant Network, Zhengtu Information is to provide exclusive technical and consulting services in return for fees computed based on the total operating expenses incurred by Zhengtu Information and Giant Network plus a reasonable markup, which is also adjustable at the sole discretion of Zhengtu Information. The initial term of this agreement is expected to expire on September 6, 2016 and is renewable at the sole discretion of Zhengtu Information. Pursuant to this agreement, in the event that either party to this agreement (i) breaches its obligations thereunder in full or in part and fails to cure such breach effectively and in a timely manner, which leads to a material damage to the non-breaching party; (ii) materially fails to perform its undertakings under this agreement; or (iii) any of the representations given by such party is untrue, in each case the non-breaching party shall have the right to terminate this agreement. Notwithstanding the above, if Giant Network wishes to terminate this agreement before the expiration of its term, it shall serve a written notice to Zhengtu Information six-months prior to the expiration of the agreement and obtain Zhengtu Information’s consent, and shall be liable for a penalty of RMB20,000,000 and compensate Zhengtu Information for all its losses resulting from such early termination.

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

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that the PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Company and its contractual arrangements with Giant Network, through Zhengtu Information, are prospectively found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its ownership structure and operations in the PRC to comply with the new PRC laws and regulations. The restructuring of its organization structure to comply with new PRC laws and regulations may cause the Company to lose control of its VIE, thus resulting in its deconsolidation. In the opinion of management and the Company’s PRC counsel, the likelihood of such events provoking deconsolidation in respect of the Company’s current ownership structure or the contractual arrangements with Giant Network is remote based on current facts and circumstances.

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

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009, 2010 and 2011

3.	SHORT-TERM INVESTMENTS

Short-term investments consisted of the following as of December 31, 2010 and December 31, 2011:

	December 31, 2011
	Carrying Value	Unrealized Gains/(Losses)	Estimated Fair Value	Estimated Fair Value
	(RMB)	(RMB)	(RMB)	(US$)

Held-to-maturity securities
- Fixed rate time deposits	319,774,660	—	319,774,660	50,807,077
- Investment contract
- China Railway Trust (3)	600,000,000	—	600,000,000	95,330,399

Total short-term investments	919,774,660	—	919,774,660	146,137,476

	December 31, 2010
	Carrying Value	Unrealized Gains/(Losses)	Estimated Fair Value
	(RMB)	(RMB)	(RMB)

Held-to-maturity securities
- Fixed rate time deposits	1,403,362,000	—	1,403,362,000
- Investment contract
- New China Trust (1)	500,000,000	—	500,000,000
- Shanghai Lingang and Anhui Hailuo (2)	1,350,000,000	—	1,350,000,000

Total short-term investments	3,253,362,000	—	3,253,362,000

(1)	On August 21, 2009, the Group entered into a two year investment contract amounting to RMB500,000,000 with a fixed quarterly yield of 1.5% (6% per annum) with new China Trust. The investment contract is secured by 45,040,000 A-shares of Shanghai Pudong Development Bank (“PDB”), a company listed on the Shanghai Stock Exchange. Management has accounted for this investment as short-term investment held-to-maturity in accordance with ASC 320-10 at amortized cost adjusted for any related premiums (discounts) over the estimated remaining period until maturity. There was no impairment indicators present associated with these investment contracts at December 31, 2010. Proceeds with respect to this investment have been received by the Group on the maturity date of August 21, 2011.
(2)	On December 24, 2010, the Company entered into investment contracts with Shanghai Lingang and Anhui Hailuo amounting to RMB850,000,000 and RMB500,000,000, respectively, with fixed interests of 4.0% and 4.2% per annum, respectively and maturity of 150 days and 157 days, respectively. The principal amounts of the Shanghai Lingang and Anhui Hailuo investment contracts are wholly guaranteed by China Minsheng Banking Corp. Ltd, a company that is listed on both the Shanghai and Hong Kong Stock Exchange. Management has accounted for these investment contracts as short-term investments held-to-maturity in accordance with ASC 320-10 at amortized cost adjusted for any related premiums (discounts) over the estimated remaining period until maturity. There was no impairment indicators present associated with these investment contracts at December 31, 2010. Proceeds with respect to these investments have been received by the Group on May 30, 2011.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009, 2010 and 2011

3.	SHORT-TERM INVESTMENTS (CONT’D)

(3)	During November 2011, the Company made an investment in China Railway Trust (the “Trust”), an affiliate of state owned China Railway Group Limited, of RMB 600,000,000 (US$95,330,399), which was used to fund a short-term loan provided from the Trust to Zhonghang Wanke Co., Ltd. (“Zhonghang Wanke”), a large scale commercial and residential real estate development company with operations throughout the P.R.C., with an annual interest rate of 13% and a maturity term of one year. This short-term investment is in a real estate project of Zhonghang Wanke, which excluding management fees charged by the Trust, is expected to yield a net return to the Company of 9.1%. The principal and interest of the investment loan are collateralized by a certain land use right and any associated construction-in-progress. The Company has accounted for this investment loan as a short-term held-to-maturity investment in accordance with ASC 320-10 at its amortized cost. There was no impairment indicators associated with this held-to-maturity investment at December 31, 2011.

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

9.	INVESTMENT IN EQUITY INVESTEES

Name of the Equity Investees	Equity Interest Owned by the Company
	At December 31, 2010	At December 31, 2011

Shanghai Tonghua Network Technology Co., Ltd. (“ Tonghua”)	30.00%	30.00%
Beijing Huayi Giant Information Technology Co., Ltd. (“Huayi Giant Information”)	34.00%	34.00%
Juxi Network		41.98%
Juxian Network		40.80%
Yunfeng E-commerce A Fund, L.P. and Yunfeng E -Commerce B Fund, L.P. (Collectively known as the “Yunfeng Fund”)		10.42%

	At December 31, 2010			Increased (decreased) during the year ended December 31, 2011		At December 31, 2011
	Cost of Investments (RMB)	Share of equity income (RMB)	Investment in equity investees (RMB)	Cost of investments (RMB)	Share of equity income (RMB)	Cost of investments (RMB)	Share of equity income (RMB)	Investment in equity investees (RMB)	Investment in equity investees (US$)

Tonghua	3,000,000	(648,106)	2,351,894	—	(1,083,151)	3,000,000	(1,731,257)	1,268,743	201,583
Huayi Giant Information	32,774,051	—	32,774,051	(4,782)	538,265	32,769,269	538,265	33,307,534	5,292,034
Juxi Network (Note 4)	—	—	—	6,128,039	(163,888)	6,128,039	(163,888)	5,964,151	947,608
Juxian Network (Note 4)	—	—	—	1,319,023	(1,191,127)	1,319,023	(1,191,127)	127,896	20,321
Yunfeng Fund (1)	—	—	—	317,050,000	(6,318,100)	317,050,000	(6,318,100)	310,731,900	49,370,326

Total	35,774,051	(648,106)	35,125,945	324,492,280	(8,218,001)	360,266,331	(8,866,107)	351,400,224	55,831,872

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009, 2010 and 2011

9.	INVESTMENT IN EQUITY INVESTEES (CONT’D)

(1)	In September 2011, the Company invested an aggregate amount of RMB317,050,000 (US$50,374,172) as a limited partner in Yunfeng Fund, for the purpose of purchasing shares of Alibaba Group Holdings Limited (the “Alibaba Group”), China’s leading e-commerce company. Yunfeng Fund has purchased ordinary shares of the Alibaba Group at a price per share of US$13.50. The term of the Yunfeng Fund is 10 years, which may be extended for additional successive one-year periods up to a maximum of two years, and may be further extended upon the written election or vote of a majority in interest of the limited partners.

Given that the Company holds more than three percent interest in Yunfeng Fund and the significance of this investment, the investment is accounted for under the equity method as prescribed in ASC323-10. As of and for the year ended December 31, 2011, the total assets, liabilities and operating loss of Yunfeng fund were RMB3,051,110,433 (US$484,772,626), RMB89,687,234 (US$14,249,866) and RMB63,008,814 (US$10,011,092), respectively.

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

During the second quarter of 2011, the Company invested RMB100,000,000 (US$15,888,400) in Resources SZITIC Trust Co., Ltd. (“CR Trust”) with an expected fixed yield of 3% and a variable net yield ranging from 14% to 19% per year. The term of the CR Trust is five years with an option for the beneficiaries to redeem after the end of three years from the date of establishment. Such option is not exercisable by the beneficiaries when the trust has previously distributed principal amounts of more than 60% of the total initial trust fund at establishment. The investment is guaranteed by China Yin Tai Holding Co., Ltd.. Management has accounted for this investment as a held-to-maturity security in accordance with ASC 320-10 at amortized cost. The estimated fair value of the investment as at December 31, 2011, approximates its carrying value as there were no impairment indicators present, events or changes in circumstances having occurred or are expected to occur, since the inception of the Company’s investment in CR Trust, that would have an adverse effect on the underlying value of the investment.

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

The PRC Income Tax Law also imposes a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside China, which were exempted under the previous income tax and rules. A lower withholding tax rate will be applied if there is a tax treaty arrangement between mainland China and the jurisdiction of the foreign holding company. The foreign invested enterprise will be subject to the withholding tax starting from January 1, 2008. There was no distribution of dividends from the Group’s PRC subsidiaries in 2009 and 2010. In 2011, the Company made a one-time special dividend to its shareholders, out of which the payout was physically financed partially through the declaration and payout of dividends to the Company by Zhengtu Information. Thus, the Company provided deferred tax liabilities amounting to RMB259,415,894 for the withholding taxes due associated with the distribution of the retained earnings accumulated from December 31, 2007 to December 31, 2010. As of December 31, 2011, the amount of undistributed earnings of the Group’s PRC subsidiaries, which would be subject to withholding taxes to the extent dividends were declared and distributed by the Company’s foreign invested enterprises to their respective immediate holding companies that reside outside of China, was RMB2,602,737,384 (US$413,533,323).

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

Deferred tax benefits on future tax rate difference relates to the increase of deferred tax assets recognized by Giant Network as a result of the impact of the change in the future enacted tax rate from 15% to 25% from the non-renewal of Giant Network’s HNTE status in 2011.

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