Form 20-F
period 2012-12-31
Giant Interactive Group Inc.
filed 2013-04-18
CIK 1415016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549.

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 239,252,672 ordinary shares, par value US$0.0000002 per share.

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

Except where the context otherwise requires and for purposes of this annual report only:

•

“we,” “us,” “our company,” and “our” refer to Giant Interactive Group Inc., and, unless the context requires otherwise, its predecessor entities and subsidiaries, and its consolidated affiliated entities;

•	“Eddia International” refers to Eddia International Group Limited;

•	“Giant HK” refers to Giant Interactive (HK) Limited;

•	“Giant Network” refers to Shanghai Giant Network Technology Co., Ltd.;

•	“PRC subsidiaries” refers to subsidiaries of our Company that are organized and existing under the laws of PRC, consisting of:

•	Shanghai Zhengtu Information Technology Co., Ltd., or Zhengtu Information,

•	Zhuhai Zhengtu Information Technology Co., Ltd., or Zhuhai Zhengtu,

•	Hangzhou Snow Wolf Software Co., Ltd., or Snow Wolf Software,

•	Shanghai Zhengduo Information Technology Co., Ltd., or Zhengduo Information,

•	Shanghai Jujia Network Technology Co., Ltd., or Jujia Network,

•	Shanghai Juhuo Network Technology Co., Ltd., or Juhuo Network,

•	Beijing Giant Zhengtu Network Technology Co., Ltd., or Beijing Giant Zhengtu,

•	Chengdu Jufan Network Technology Co., Ltd., or Jufan Network,

•	Shanghai Zhengju Information Technology Co., Ltd., or Zhengju Information,

•	Shanghai Juquan Network Technology Co., Ltd., or Juquan Network,

•	Shanghai Juhuan Network Technology Co., Ltd., or Juhuan Network, and

•	Shanghai Jujia Network Technology Co., Ltd. (II), or Jujia Network II;

•	“PRC entities” refers to PRC subsidiaries, and Giant Network and its consolidated entities, as defined hereinafter;

•	“Giant Network and its consolidated entities” refers to Giant Network, its subsidiaries and consolidated variable interest entities, which are outlined as follows:

•	Giant Network,

•	Subsidiaries of Giant Network,

•	Shanghai Juxin Network Technology Co., Ltd., or Juxin Network,

•	Beijing Julun Network Information Technology Co., Ltd., or Julun Network,

•	Shanghai Juzi Information Technology Co., Ltd., or Juzi Information,

•	Shanghai Jujia Network Technology Co., Ltd. (III), or Jujia Network III,

•	Shanghai Juhe Network Technology Co., Ltd., or Juhe Network,

•	Consolidated variable interest entities of Giant Network that are associated with Glorious Mission, our first self-developed first person shorter game project,

•	Wuxi Glorious Mission Co., Ltd., or Wuxi Network,

•	Wuxi Tiema Network Technology Co., Ltd., or Tiema Network,

•	Beijing Giant Glorious Mission Network Technology Co., Ltd., or Beijing Giant,

•	Wuxi Tiequan Network Technology Co., Ltd., or Tiequan Network,

•	Shanghai Giant Glorious Mission Network Technology Co., Ltd., or Shanghai Giant, and

•	Bengbu Giant Glorious Mission Network Technology Co., Ltd., or Bengbu Giant;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for purposes of this annual report only, Taiwan and the Special Administrative Regions of Hong Kong and Macau;

•

monthly “average concurrent users,” or “ACU,” of any of our games is determined as follows: we first determine the number of users logged onto the game at five-minute intervals, and average that data over the course of a day to derive the daily average. The daily average data are then averaged over the monthly period to derive the monthly average concurrent users;

•	quarterly “active paying accounts,” or “APA,” is the aggregate number of accounts for our games that have been charged at least once during the quarterly period;

•	quarterly “average concurrent users,” or “ACU,” of any of our games is the average of monthly average concurrent users, as defined above, of such game during the quarterly period;

•

quarterly “average revenues per user,” or “ARPU,” is our online game net revenues during the quarterly period divided by the quarterly active paying accounts of these games during the quarterly period; our definition of ARPU may not be comparable to similarly titled measures presented by other online game companies;

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

•	“ordinary shares” refers to our ordinary shares, par value US$0.0000002 per share;

•	“ADSs” refers to our American depositary shares, each of which represents one ordinary share;

•	“ADRs” refers to American depositary receipts, which, if issued, evidence our ADSs;

•	“PRC GAAP” refers to accounting principles and the relevant financial regulations applicable to PRC enterprises;

•	“US GAAP” refers to generally accepted accounting principles in the United States;

•

“virtual currency” refers to a form of online platform currency which is made available for purchase through game operator’s platform, website or prepaid cards and which may be exchanged for virtual coins within different games but which has no real value and may not be converted or exchanged for any real world goods, real world services or hard currency. By way of example and clarification, “game points” are virtual currency in our game platform; and

•

“virtual coins” refer to our in-game currency which exists in each specific game, upon redemption of game points by players at a fixed exchange rate determined by the Company, and can be used to purchase in-game virtual items and services within the game.

This annual report on Form 20-F includes our audited consolidated balance sheets as of December 31, 2011 and 2012, and the related consolidated statements of operation and comprehensive income, cash flows and changes in shareholders’ equity of each of the years ended December 31, 2010, 2011 and 2012.

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

In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our anticipated growth and marketing strategies;

•	our future business development, results of operations and financial condition;

•	our ability to develop and commercialize new online games, including our ability to manage our development expenses;

•	market acceptance of our online games;

•	our ability to introduce expansion packs and updates to our existing online games;

•	our ability to license our online games to third party operators;

•	our ability to manage our existing licensing arrangements, including our ability to anticipate and manage licensing fees;

•	competition from other online game developers and operators;

•	our ability to anticipate and manage internet access fees and server maintenance costs;

•	our intentions regarding management of our employees;

•	our ability to comply with regulation applying to online games;

•	our ability to effectively protect our existing and future intellectual property and not to infringe on the intellectual property of others;

•	our ability to expand our business through organic growth and strategic acquisitions;

•	fluctuations in general economic and business conditions in China; and

•	impact of the current worldwide economic crisis on our business.

If any one or more of the assumptions underlying these forward-looking statements turns out to be incorrect, actual results may differ from the results suggested by the forward-looking statements based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements in this annual report relate only to events or information as of the date of this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this annual report. You should read this annual report and the documents that we reference in this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

PART I.

ITEM  1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected consolidated statement of operations and comprehensive income data for each of the three years in the period ended December 31, 2012, and the selected consolidated balance sheet data as of December 31, 2011 and 2012, were derived from our consolidated financial statements, which have been audited by Ernst & Young Hua Ming LLP, an independent registered public accounting firm. The report of Ernst & Young Hua Ming LLP, as well as our audited consolidated financial statements for the years ended December 31, 2010, 2011 and 2012, are included elsewhere in this annual report. The selected consolidated statements of operations and comprehensive income data for the years ended December 31, 2008 and 2009, and our consolidated balance sheets data as of December 31, 2008, 2009 and 2010, have been derived from our audited consolidated financial statements that are not included in this annual report.

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

Consolidated Statement of Operations and Comprehensive Income Data:

	Year Ended December 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands, except per share and per ADS data)
Net revenue:
Online games	1,589,676	1,293,018	1,289,481	1,701,343	2,074,950	333,052
Licensing revenues	4,391	10,687	42,667	54,538	52,186	8,376
Other revenue, net	612	130	668	36,336	24,758	3,974

Total net revenue	1,594,679	1,303,835	1,332,816	1,792,217	2,151,894	345,402
Cost of services	(217,899)	(204,070)	(199,122)	(257,246)	(288,361)	(46,285)

Gross profit	1,376,780	1,099,765	1,133,694	1,534,971	1,863,533	299,117
Operating (expenses) income:
Research and product development	(88,539)	(113,354)	(186,037)	(230,209)	(326,793)	(52,454)
Sales and marketing	(241,575)	(119,600)	(143,006)	(169,982)	(146,452)	(23,507)
General and administrative	(141,786)	(121,446)	(119,447)	(103,727)	(148,708)	(23,869)
Government financial incentives	63,084	88,460	57,386	47,746	63,644	10,216
Impairment of intangible assets	—	—	(46,558)	—	—	—

Total operating expenses	(408,816)	(265,940)	(437,662)	(456,172)	(558,309)	(89,614)

Income from operations	967,964	833,825	696,032	1,078,799	1,305,224	209,503
Interest income	184,964	102,200	136,098	141,587	105,833	16,987
Investment income (loss)	1,171	(5,971)	—	3,048	(243,627)	(39,105)
Unrealized loss on investment held-for-trading	(300)	—	—	—	—	—
Other (expense) income, net	(843)	14,025	65,466	43,558	34,844	5,593

Income before income tax expenses	1,152,956	944,079	897,596	1,266,992	1,202,274	192,978

Income tax expenses	(39,368)	(85,060)	(89,322)	(352,378)	(124,204)	(19,936)
Share of loss of an equity investee	—	—	(648)	(8,218)	(6,117)	(982)
Net income	1,113,588	859,019	807,626	906,396	1,071,953	172,060
Net (loss) income attributable to non controlling interests	—	295	3,563	(26,429)	(78,234)	(12,557)

Net income attributable to the Company’s shareholders	1,113,588	859,314	811,189	879,967	993,719	159,503

Other comprehensive income (loss), net of tax
Foreign currency translation	(192,424)	(12,769)	(73,194)	(84,728)	2,735	439
Reclassification adjustment	—	(1,814)	—	—	—	—
Unrealized holding gains (losses)	76,969	(30,951)	(14,540)	(15,998)	29,771	4,779

Total other comprehensive income (loss), net of tax	(115,455)	(45,534)	(87,734)	(100,726)	32,506	5,218

Comprehensive income	998,133	813,780	723,455	779,241	1,026,225	164,721

Net earnings per ordinary shares, basic	4.65	3.80	3.57	3.79	4.20	0.67
Net earnings per ordinary shares, diluted	4.49	3.67	3.47	3.79	4.13	0.66
Net earnings per ADS(1), basic	4.65	3.80	3.57	3.79	4.20	0.67
Net earnings per ADS, diluted	4.49	3.67	3.47	3.79	4.13	0.66
Shares used in computation, basic	239,458,633	226,278,227	227,308,854	232,004,879	236,796,818	236,796,818
Shares used in computation, diluted	247,895,076	233,960,556	233,928,400	232,004,879	240,821,127	240,821,127

(1)	Each ADS represents one ordinary share

Selected Consolidated Balance Sheet Data:

	Year Ended December 31
	2008	2009	2010	2011	2012
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Assets
Cash and cash equivalents(1)	1,696,273	1,097,155	2,776,936	950,321	1,943,062	311,883
Short-term investments(1)	3,371,828	3,802,050	3,253,362	919,775	739,315	118,668

Total current assets(1)	5,236,061	5,102,972	6,304,005	2,179,246	3,096,518	497,025
Property and equipment, net	213,905	178,670	143,286	349,668	340,242	54,613
Investment in equity investees(2)	—	—	35,126	351,400	377,756	60,634
Available-for-sale securities(3) (4)	450,007	450,967	423,303	386,851	78,741	12,639

Total non-current assets	766,363	1,349,690	804,138	1,371,985	1,225,711	196,740
Total assets	6,002,424	6,452,662	7,108,143	3,551,231	4,322,229	693,765

Deferred revenue	403,130	321,291	442,795	529,204	486,025	78,012

Total current liabilities	603,608	547,448	700,314	1,014,916	1,026,670	164,792
Total liabilities	629,294	547,869	700,500	1,029,798	1,058,982	169,978

Total Giant Interactive Group Inc.’s equity	5,373,130	5,897,185	6,392,860	2,495,648	3,217,728	516,481
Non controlling interest	—	7,608	14,783	25,785	45,519	7,306

Total liabilities and equity	6,002,424	6,452,662	7,108,143	3,551,231	4,322,229	693,765

(1)	In the third quarter of 2011, we declared and paid out a special dividend of US$3.00 per share to our ADS and ordinary share shareholders, out of which the payout was financed partially through the declaration and payout of dividends to the Company by one of its PRC subsidiaries. As such, the dividends were subject to a 10% withholding tax and, therefore, we accrued a one-time withholding income tax in the amount of RMB259.4 million associated with the repatriation of cash for the special dividend paid during the third quarter 2011.
(2)	In September 2011, we invested US$50.0 million in the Yunfeng e-Commerce Funds for the purpose of purchasing shares of the Alibaba Group, a leading Chinese e-commerce company.
(3)	During the fourth quarter of 2012, we recorded an impairment charge of RMB240.7 million (US$38.6 million), which relates to our 2008 investment in Five One Network Development Co. Ltd., or 51.com, as the decline in the fair value of this investment was determined to be other-than-temporary. 51.com was formerly a China-based social networking company which transitioned into an online game developer and operator in recent years. This investment loss resulted from 51.com’s lower than expected core business revenue and operating cash flow, and delay in its research and development activities and planned promotion campaigns of its newly launched games.
(4)	In May 2012, the Company recharacterized its RMB27.3 million (US$4.4 million) investment in Mobile Embedded Technology Inc. from available-for-sale securities to a cost-method investment.

Exchange Rate Information

Our business is conducted in China and substantially all of our net revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Conversions of Renminbi into U.S. dollars in this annual report are based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.2301 to US$1.00, the noon buying rate in effect as of December 31, 2012. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 12, 2013, the noon buying rate was RMB6.1914 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period End	Average(1)	High	Low
	(RMB per US$1.00)
2008	6.8225	6.9477	6.7800	7.2946
2009	6.8259	6.8307	6.8176	6.8470
2010	6.6000	6.7696	6.6000	6.8330
2011	6.2939	6.4475	6.2939	6.6364
2012
October 2012	6.2372	6.2627	6.2372	6.2877
November 2012	6.2265	6.2338	6.2221	6.2454
December 2012	6.2301	6.2328	6.2251	6.2502
2013
January 2013	6.2186	6.2215	6.2134	6.2303
February 2013	6.2213	6.2323	6.2213	6.2438
March 2013	6.2108	6.2154	6.2105	6.2246
April 2013 (through April 12, 2013)	6.1914	6.1991	6.1914	6.2078

(1)	Annual averages are calculated by using the average of the exchange rates on the end of each month during the year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

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

The ZT Online franchise, which consists of the ZT Online 1 Series and ZT Online 2, have historically accounted for substantially all of our net revenues. In 2006 we commercially launched ZT Online, which together with ZT Online Classic Edition, and ZT Online Green Edition, constitutes the ZT Online 1 Series. In 2011 we commercially launched ZT Online 2, which is part of the ZT Online franchise but differs from the ZT Online 1 Series games in a number of ways, including its story, gameplay, graphics, maps, quests, and characters. The most significant change in ZT Online 2 is its in-game economy. ZT Online 2’s next generation in-game economy, the transaction-based revenue model which allows players to purchase in-game items from other players that have earned such items by leveling up their in-game characters and accomplishing in-game objectives, is designed to target lower spending and non-spending users as compared to that of ZT Online 1 Series, in which revenue is generated from the players’ consumption of game points to purchase items sold by the in-game store. Although we currently operate thirteen games, nine of which are not part of the ZT Online franchise, we expect that we will continue to derive substantially all of our net revenues from the ZT Online franchise in the near term. Our business prospects, financial condition and results of operations would therefore be materially and adversely affected by any factor that contributes to a decline in revenue from the ZT Online franchise, including:

•	any reduction in purchases of virtual items or services by players of the ZT Online franchise games;

•	any decrease in the popularity of the ZT Online 1 Series or ZT Online 2 due to competition or otherwise;

•	failure to improve, update or enhance the ZT Online franchise games in a timely or effective manner; or

•	any lasting or prolonged server interruption due to network failures or other factors.

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

If we are unable to successfully develop and license new popular online games, our business and revenues may be adversely affected.

In order to maintain our long-term profitability and financial and operational success, we must continually develop or license new online games that are attractive to our players. While many new online game products are regularly introduced to the market, only a small number of “hit” titles account for a significant portion of total revenue in our industry. As the online game market is limited in size, if our newly developed games are not widely accepted by the players, or if successful hit products are launched by our competitors, our market share may be adversely affected and revenues generated by our products may fall below our expectations. For example, we plan to commence closed beta testing of World of Xianxia in the second quarter of 2013, which is expected to be one of our revenue drivers in 2013. If the market acceptance of the game falls below our expectation, our business and revenue may be adversely affected.

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

We are substantially dependent upon the MMORPG segment of China’s online game industry. Any decline in the size of the MMORPG market segment, due to competition from other video game products, other entertainment products or otherwise, would adversely affect our revenues.

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

The reorganization of our game development studios could materially and adversely affect our results of operations as a portion of the profits from games developed or operated by these studios will be shared with the non-controlling shareholders of these studios.

In 2008, we introduced Win@Giant, an incubation program designed to, among other things, identify, recruit and incentivize talented individuals in the areas of game design and development. In 2009, in connection with our Win@Giant initiative, we began to reorganize our game development studios by establishing various subsidiaries that are 51% owned by us and 49% owned by the relevant development team members, which we believe provides greater incentive to the game development teams to make their games commercially successful. This studio reorganization is ongoing, and our current intention is that eventually all of our self-developed games, except for the three games in the ZT Online 1 Series, will be supported by studios that include key members of our development team as non-controlling shareholders. For additional information regarding this reorganization, see “Item 4. Information on the Company — Business Overview – Game Development and Sourcing – Game Development.”

As a result of our game development studio reorganization, a portion of the net income generated by games developed or supported by these game development studios will be attributable to the non-controlling shareholders of the studios. The Company consolidates its financial results with those of the reorganized studios, and then presents the net income or loss attributable to the non-controlling shareholders as a separate non-controlling interest line item under the heading “net income or loss attributable to non-controlling interests”. The Company’s consolidated income attributable to its shareholders is arrived at after deducting this non-controlling interest. Total non-controlling interest related to our reorganized studios increased 196.2% from RMB26.4 million in 2011 to RMB78.2 million (US$12.6 million) in 2012, primarily due to an increase in revenue generated by games developed and supported by reorganized studios. If our games developed and/or supported by these studios become more popular and profitable in the future, this non-controlling interest amount will increase, which may result in a lower net income attributable to Company’s shareholders and may materially and adversely affect our results of operations.

We face significant competition, which could reduce our market share and adversely affect our business and net revenues.

The online game market in China is highly competitive. In recent years, numerous competitors have entered the online game market in China, and we expect more companies to enter the market and a wider range of online games to be introduced to the market. Our principal competitors include China-based online game companies such as Tencent Holdings, Ltd., Changyou.com Limited, Perfect World Co., Ltd., Shanda Games Limited and NetEase.com. In addition, we expect international game developers to continue to license more of their games for operation in China.

Many of our competitors have longer operating histories, greater brand name recognition, larger player bases and significantly greater game development, technical, financial and marketing resources than we have. Furthermore, any of our competitors may be acquired by, receive investments from or enter into other cooperative relationships with larger, more well-financed companies and therefore obtain greater financial, marketing and development and licensing resources than we have. This may allow them to devote greater resources than we can to the development and promotion of new online games and technologies similar to or better than our own. These competitors may engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers of employment to our existing and potential employees than we can. In addition, our international competitors may establish cooperative relationships with our local competitors, which may significantly enhance their competitiveness in the online game market in China.

New and increased competition may result in larger discounts demanded by our distributors, or price reductions in our virtual items and services, any of which could adversely affect our net revenues. In addition, the increased competition in the online game market in China could make it difficult for us to retain and expand our existing player base, which could reduce the number of dedicated players and players with high disposable incomes that play our games and from whom we derive most of our net revenues. If we are unable to compete effectively in the online game market in China, our business, financial condition and results of operations would be materially and adversely affected.

Our games are currently accessed primarily through personal computers. As devices other than personal computers are increasingly used to access the internet, successful development of games for such devices will be imperative if we are to maintain or increase our revenues, and our inability to do so may result in lower growth of or a decline in revenues.

Devices other than personal computers, such as mobile phones and tablets, are used increasingly in China and in overseas markets to access the internet. We believe that, for our business to be successful, we will need to develop versions of our existing games, our pipeline games and any future games that work well with such devices. The games that we develop for such devices may not function as smoothly as our existing games, and may not be attractive to game players in other ways. In addition, manufacturers of such devices may establish restrictive conditions for developers of applications to be used on such devices, and as a result our games may not work well, or at all, on such devices. As new devices are released or updated, we may encounter problems in developing versions of our games for use on such devices and we may need to devote significant resources to the creation, support, and maintenance of games for such devices. If we are unable to successfully expand the types of devices on which our existing and future games are available, or if the versions of our games that we create for such devices do not function well or are not attractive to game players, our revenues may fail to grow and may decline.

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

For example, our net revenues declined 18% in 2009, which we believe was primarily due to new regulations promulgated by the PRC government in connection with certain game features, and corresponding changes to our in-game monetization features. However, our net revenues increased 2.2%, 34.5% and 20.0%, in 2010, 2011 and 2012, respectively.

As a result, our operating results may vary from period to period, be difficult to predict for any given period, be adversely affected from period to period, and not be indicative of our future performance. In the event that our operating results do not meet our expectations or those of the public market analysts and investors, the price of our ADSs may decline.

We may not be able to successfully implement our growth strategies, which would materially and adversely affect our revenue, profitability and competitiveness.

We are pursuing a number of growth strategies, including broadening our user base by diversifying our game portfolio, expanding our distribution channels by leveraging our strong relationships with internet platform partners, acquiring additional licenses to operate third party developed overseas games in China, pursuing additional licensing opportunities for operating our games overseas, and expanding into non-MMORPG market segments by developing web games, and games for operation on mobile and tablet devices.

For example, in order to expand our user base, in September 2012 we released the micro-client version of ZT Online 2 on Qihoo 360’s platform. In 2012, we also licensed several of our new games to overseas partners for operations outside of China, including Genesis of the Empire, which was licensed for operation in South Korea and Vietnam, and Marine Tycoon, The Sky and World of Xianxia, which were licensed for operation in Taiwan, Hong Kong and Macau, and World of Xianxia, which was also licensed for operation in Malaysia, Singapore, Indonesia and Thailand. In addition, we have established an internal development team focusing on producing webgames, which are online games that do not require installation of client-side server software, thereby reducing the time required for players to begin playing the games. We are also exploring development of games to be operated on mobile and tablet devices.

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

        We have experienced significant revenue growth in a relatively short period of time. After commercially launching our first game in January 2006, net revenues increased from RMB408.5 million in 2006 to RMB1,527.5 million in 2007 and to RMB1,594.7 million in 2008, representing a 273.9% increase in 2007 and an 4.4% increase in 2008. However, our net revenues decreased by 18.2% to RMB1,303.8 million in 2009 and remained relatively stable in 2010. In 2011, our net revenues increased to RMB1,792 million, representing a 34.5% increase, and in 2012, our net revenues increased to RMB2,152 million (US$345.5 million), representing a 20.1% increase. Although we believe the decrease of our net revenues in 2009 was largely due to new regulations on certain game features promulgated by the PRC government and a change of our in-game monetization features, we may not sustain our historical levels of revenue growth in future periods due to a number of different factors, including, among others, economic factors out of our control, competitiveness in the online game industry, in which market share can be quickly acquired or lost, the greater difficulty of growing at sustained rates from a larger net revenue base, the need to increase our research and product development expenses in order to develop new and successful games, the potential need to expend greater amounts in order to license or acquire new games, and our inability to prevent our other costs and operating expenses from increasing. Accordingly, you should not rely on the results of any prior period as an indication of our future operating performance.

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

We have taken steps to ensure that our games are featured in a sufficient number of internet cafés, such as by maintaining good relationships with internet café administrators, requiring our distributors to maintain a sales presence in a wide range of internet cafés and through general sales and marketing efforts. However, the recent decrease in our reliance on distributors, due to a decrease in the proportion of our sales proceeds that are generated through the distribution of physical prepaid game cards, could reduce our sales presence in internet cafés and reduce the number of internet cafés in which our games are featured.

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

Online payment systems in China are still in a relatively early stage of development and are not as widely used by customers in China as in the United States. Although online purchase of game points through our official game website has become more popular in recent years, our business is still dependent on the performance of our regional distributors, who are composed of independent third parties. In 2012, 55.4% of our sales proceeds were generated through sales of prepaid game cards to our distributors, compared to 75.2% in 2011. Our largest distributor accounted for 3.3% of our sales proceeds in 2012. Maintaining relationships with existing distributors may be difficult and time-consuming. Although we typically enter into annual contracts with our distributors, our distribution agreements are not exclusive and do not prohibit our distributors from selling our competitors’ game cards. Failure to maintain good relationships with our distributors could restrict our sales channels or encourage our distributors to seek to distribute our competitors’ products, each of which could materially and adversely disrupt our business and harm our net revenues.

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

Some of our distributors have committed these types of violations in the past, which resulted in us terminating their existing distribution agreements. If we decide to fine, suspend or terminate our distributors for acting in violation of our distribution agreements, or if the distributors fail to address material violations committed by any of their retail outlets, our ability to effectively sell our prepaid game cards in any given territory could be negatively impacted. We may also be liable in China for legal or regulatory violations by any of our distributors.

We could be liable for breaches of security of our website and third-party online payment system, which may have a material adverse effect on our reputation and business.

In 2012, 44.6% of our sales proceeds were generated by players purchasing our game points directly through our official game website, and the remaining 55.4% from purchasing physical or virtual game cards through our distributors. The direct game point purchasing through our official game website is processed by a variety of third-party online payment service providers, including Alipay.com Co., Ltd, Shanghai China UnionPay E-Payment Service Co., Ltd, 99Bill Corporation, China Payment and Remittance Service Co., Ltd. and several major commercial banks. In such transactions, secure transmission of our players’ confidential billing information over public networks, including our official game website, is essential for maintaining consumer confidence. We currently provide password protection for all of our player accounts. In addition to the general password protection, we also sell a dynamic password generator, which can be used for multiple accounts under a player’s name, to better ensure the security of our players’ accounts. While we have not experienced any breach of our security measures to date, current security measures may be inadequate. We must therefore be prepared to increase our security measures and efforts so that our customers have confidence in the reliability of the online payment systems we use.

In addition, we do not have control over the security measures of our third-party online payment service providers, and those security measures may not be adequate at present or may not be adequate with the expected increased usage of online payment systems. For example, hackers have in the past used viruses to corrupt the computers of online shoppers using Taobao, a leading e-commerce website in China that allows shoppers to purchase goods from different vendors online. In addition, through a process known as phishing, hackers have created fake webpages on Taobao that appear to be selling legitimate goods online. In both situations, when an unsuspecting online shopper attempts to submit a purchase order and payment to a third party vendor on Taobao, that purchase order and payment is redirected to our website and changed into a legitimate purchase order and payment for our game points on behalf of the hacker and not the unsuspecting online shopper. Accordingly, our systems are then misled into accepting such payment and unintentionally issuing the corresponding game points to the hacker, who then uses these game points to purchase virtual items in our games with the intention of later exchanging the virtual items for cash on offline third party trading platforms. In a few instances, online shoppers on Taobao that were misled by hackers have resorted to litigation against us in order to recover their losses. Although we have not paid any compensation in connection with this litigation, and have implemented stricter security measures and cooperated with local authorities to apprehend the hackers, we could be exposed to further litigation and possible liability if we fail to detect similar fraudulent transactions, which could harm our reputation, ability to attract customers and ability to encourage players to purchase our game points.

Unexpected network interruptions, security breaches or computer virus attacks could have a material adverse effect on our business and reduce player satisfaction.

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

In the past, our server network has experienced unexpected outages for several hours and occasional slower performance in a number of locations in China as a result of failures by third-party service providers. Any network interruption or inadequacy that causes interruptions in the availability of our games or deterioration in the quality of access to our games could reduce our game players’ satisfaction and ultimately harm our business, financial condition and results of operations. In addition, any security breach caused by hacking, which involve efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, and the inadvertent transmission of computer viruses could have a material adverse effect on our business, financial condition and results of operations. We do not maintain insurance policies covering losses relating to our systems and we do not have business interruption insurance.

Changes in our lifespan estimates for the virtual items sold within our games may have a negative impact on our net revenue and results of operations.

We generally recognize revenues from virtual items sold to players of our free-to-play online games over the estimated lifespan of the relevant virtual items as determined by historical player usage patterns and playing behavior. We are committed to continually monitoring each of our games’ actual operational statistics and usage patterns, comparing these actual statistics with our original estimates and refining our estimates and assumptions when they are materially differ from the actual statistics. Any adjustment in the estimated lifespan of these virtual items may cause our revenues to be recognized over a significantly different time period, which may have a negative impact on our net revenue and results of operations.

Undetected programming errors or defects in our games and the proliferation of cheating programs could adversely affect our business reputation and result in a decline in our active paying accounts.

Our online games may contain undetected programming errors or other defects. In addition, parties unrelated to us have in the past, and may again in the future, develop internet cheating programs that enable users to acquire superior features for their game characters for which they would otherwise be required to pay or otherwise earn through game play. In addition, certain cheating programs could cause the loss of a character’s superior features acquired by a player. The occurrence of undetected errors or defects in our games, and our failure to discover and disable cheating programs affecting the fairness of our game environment, could damage our reputation and result in a decline in our active paying accounts. This could materially and adversely affect our business, financial condition and results of operations.

We depend on our key personnel, and our business and growth prospects may be severely disrupted if we lose their services or are unable to attract new key employees.

Our future success is heavily dependent upon the continued service of our key executive officers and other key employees. In particular, we rely on the expertise, experience and leadership of Mr. Yuzhu Shi, our founder, chairman and chief executive officer, and Ms. Wei Liu, our president, in connection with our business operations and game development. We also rely on their personal relationships with our employees, the relevant regulatory authorities, and our distributors. In addition, we are dependent on a number of key technology officers and staff for the development and operation of our online games. Furthermore, we need to continue to attract and retain skilled and experienced online game development personnel to maintain our competitiveness.

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

In the fourth quarter of 2008, we introduced Win@Giant, an incubation program designed to attract and retain talented employees, developers and business partners. Under Win@Giant, we have reorganized several of our game development studios by establishing various subsidiaries that are generally 51% owned by us and 49% owned by the relevant key development team members, with an aim to facilitate our development of new online games. Each reorganized studio only focuses on producing and supporting internally developed games, which we believe gives them greater incentive to make their games commercially successful. While this program is intended to supplement and not to replace our normal hiring efforts, we cannot assure you that this program will be successful or that we will be able to attract or retain qualified game developers or other key personnel that we will need to achieve our business objectives.

Future acquisitions may have an adverse effect on our ability to manage our business.

We intend to continue expanding our business through selective acquisitions in the future. We do not, however, have significant experience in completing acquisitions or integrating new companies into our existing operations. In the event that we pursue acquisition opportunities in the future, we will face a number of risks that could materially and adversely affect our business and results of operations, including overpaying for the acquisitions, an inability to realize the synergies contemplated at the time of executing the transactions, difficulties in integrating the acquired companies, the diversion of management resources from other strategic and operational issues, the inability to retain the key employees of the acquired companies, and unknown or unforeseen assumed liabilities. For example, in 2008 we acquired a 25% equity interest in 51.com, formerly a China-based social networking company which transitioned into an online game developer and operator in recent years, for a consideration of US$50.8 million. During the fourth quarter of 2012, we recorded an impairment charge of RMB240.7 million (US$38.6 million) with respect to this investment due to lower than expected core business revenue and operating cash flow, and delays in research and development activities and planned promotion campaigns for newly launched games.

Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business.

We regard our copyrights, trademarks, trade secrets and other intellectual property as critical to our success. Unauthorized use of our intellectual property may adversely affect our business and reputation.

We have historically relied on a combination of trademark and copyright law, trade secret protection, internal security measures and restrictions on disclosure to protect our intellectual property rights. Although we enter into confidentiality and invention assignment agreements with most of our employees, we cannot assure you that these confidentiality agreements will not be breached, that we will have adequate remedies for any breach, or that our proprietary technology will not otherwise become known to, or be independently developed by, third parties.

As of December 31, 2012, we own a total of 545 registered trademarks in China and overseas and are in the process of applying for the registration of 231 trademarks in China and 39 trademarks overseas. We cannot assure you that any of these trademark applications will ultimately be successful or will provide adequate protection for our business. Some of our pending applications or registrations may also be successfully challenged or invalidated by others. If our trademark applications or registrations are not successful, we may have to use different marks or otherwise enter into arrangements with third parties.

In addition, China’s online game market often faces challenges from pirate servers, which are game servers operating unauthorized copies of online games that enable players to play those games without purchasing prepaid game cards or game points from the authorized operators. We mitigate the risk of pirate servers by maintaining stringent security controls over our server side software at our offices and insisting upon high security standards at the various internet data centers where our servers are housed. In addition, once pirate servers are identified, we work with local government authorities to shut the servers down. If pirate game servers continue to operate any of our games, our business, financial condition and results of operations may be materially and adversely affected.

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

Our success depends in part on our ability to carry out our business without infringing the intellectual property rights of third parties. We may be subject to litigation involving claims of patent, copyright or trademark infringement, or other violations of intellectual property rights of third parties. In particular, the patent field covering online games and related technology is rapidly evolving and surrounded by a great deal of uncertainty, and therefore we cannot assure you that our technologies, processes or methods do not infringe upon third-party patents, either now existing or to be issued in the future. Future litigation may cause us to incur significant expenses, and third-party claims, if successfully asserted against us, may cause us to pay substantial damages, seek licenses from third parties, pay ongoing royalties, redesign our services or technologies, or prevent us from providing services or technologies subject to these claims. Even if we were to prevail, any litigation would likely be costly and time-consuming and divert the attention of our management and key personnel from our business operations.

We have no general business insurance coverage, which may result in our incurring substantial costs and the diversion of resources.

Insurance companies in China offer limited business insurance products and do not, to our knowledge, offer business liability insurance. While business interruption insurance is available to a limited extent in China, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to purchase for such insurance. As a result, we do not have any business liability, disruption or litigation insurance coverage for our operations in China. Except for legally required automobile liability insurance and property insurance for our offices and fixed assets, we do not carry any other property or casualty insurance. Any business disruption or litigation, or any liability or damage to, or caused by, our facilities or our personnel may result in our incurring substantial costs and the diversion of resources.

If we fail to maintain an effective system of internal control over financial reporting, our investors may lose confidence in our financial statements.

We are subject to provisions of the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual reports on Form 20-F. In addition, our independent registered public accounting firm must attest to and report on the operating effectiveness of our internal control over financial reporting. Our management has concluded that our internal control over financial reporting is effective as of December 31, 2012, and our independent registered public accounting firm concurred with our management’s conclusion. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent public accounting firm may not be able to conclude that our internal control over financial reporting is effective. This in turn could result in a loss of investor confidence in the reliability of our reporting processes, which could materially and adversely affect the trading price of our ADSs. Furthermore, we have incurred and anticipated that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

As an online game company, our experience with investment activities is limited.

We explore selected investment opportunities that may have strategic value to us or that are purely financial in nature, with the primary objective of providing us with a more favorable rate of return than that customary of ordinary bank deposits.

For example, as of December 31, 2010, 2011 and 2012, we held short-term and long-term held-to-maturity investments in the amount of RMB1,850.0 million, RMB700.0 million and RMB790.0 million (US$126.8 million ), respectively. In May 2011, we invested RMB100.0 million in a trust arrangement with China Resources SZITIC Trust Co., Ltd., which in turn invested in certain real estate development projects in the PRC cities of Ningbo and Chengdu for a period of five years. In 2012, we invested RMB600.0 million (US$96.3 million) in two trust arrangements with Huaneng Guicheng Trust Co., Ltd., both of these trust investments are associated with certain real estate development projects and have a term of one year. Although our short-term and long-term held-to-maturity investment contracts are secured or wholly guaranteed by a reputable financial institution, a credit-worthy company, or by the properties of the underlying investment projects, any default by the trust companies or the borrowers under these trust arrangements, or any deterioration in the financial condition of the secured collateral or these financial institution or project companies could cause significant loss to us and have a material adverse effect on our financial condition and results of operations.

In addition, we have made certain equity investments. In April 2011, we committed to invest RMB30.0 million in Beijing Innovation Work Investment Center (LP), or Innovation Work, an early-stage China-based internet and technology company investment fund, which is led by Mr. Kai-Fu Lee, a well-known business leader in the internet space in China, of which RMB18.0 million had been invested by December 31, 2012. In September 2011, we invested RMB317,050,000 in the Yunfeng e-Commerce Funds, or the Yunfeng Fund, for the purpose of purchasing ordinary shares of the Alibaba Group Holding Limited, or the Alibaba Group, China’s leading e-commerce company. Finally, in March 2013, we purchased a convertible bond of China Minsheng Banking Corp., Ltd. for RMB35.2 million, which may be converted into the bank’s A-shares that are traded on the Shanghai Stock Exchange. For additional information regarding our equity investments, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Investing Activities.”

These equity investments are made in contemplation that the underlying businesses obtain and/or sustain continued business growth, eventually go public or be acquired, which there are no guarantees of occurring, if at all. In addition, some of these equity investments may only provide limited exits to us and therefore our investments may be illiquid until their respective maturity, or potentially until a liquidity event occurs with respect to the underlying companies that we hold interest in.

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

We have licensed eight of our self-developed games for operation in various foreign countries, regions and territories of Asia, Europe and North America by a variety of different operating partners. In 2012, our revenues from licensing our games to overseas third party operators was approximate RMB18.0 million (US$2.9 million), accounting for approximately 0.8% of our total net revenues. Licensing our games for operation in overseas markets exposes us to a number of risks, including difficulties in:

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

For example, in November 2012, a newly updated version of ZT Online 2 that we licensed for operation in Vietnam included a map that indicated certain islands in the South China Sea that are claimed by both Vietnam and China belong to China. After receiving considerable pressure from the Vietnamese government and media, our local operator in Vietnam stopped operating both ZT Online and ZT Online 2. Following the operation shutdown, we terminated both game license agreements.

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

Substantial uncertainties and restrictions exist with respect to the application and implementation of PRC laws and regulations in the online game industry. If the PRC government finds that our past or current structure for our business operations does not comply with PRC laws and regulations, we may lose control of Giant Network, resulting in its deconsolidation, and could be subject to severe penalties, including ceasing our operations.

Various regulations in China currently restrict or prevent foreign and foreign-invested entities from engaging in value-added telecommunication services, which are defined by PRC authorities to include operating online games and providing online advertisements. Since we are a Cayman Islands exempted company and therefore are a foreign or foreign-invested enterprise under PRC law, neither we nor our PRC subsidiaries are eligible to hold the licenses required to operate online games in China. To comply with PRC laws and regulations, we operate our online games in China through Giant Network, which is beneficially owned by certain of our officers and directors and other individuals. Through a series of contractual arrangements, Zhengtu Information is able to effect control and management of Giant Network. Giant Network, which conducts business as an internet content provider, or ICP, holds a value-added telecommunications business operating license, or ICP license, issued by the Shanghai Communications Administration, a local office of the Ministry of Industry and Information Technology of the PRC, or the MIIT, which allows Giant Network to provide internet content distribution services in Shanghai. In addition, Giant Network also holds an internet culture operation license issued by the Ministry of Culture, or MOC, and an internet publishing license issued by the General Administration of Press and Publication, or GAPP, in order to operate and distribute games through the internet. These licenses are essential to the operation of our business.

Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between our Cayman Islands Company and Giant Network through the irrevocable proxy granted by Giant Network to Zhengtu Information, a wholly owned subsidiary of our Cayman Islands Company, whereby equity holders of Giant Network effectively assigned all of their voting rights underlying their equity interest to Zhengtu Information. We have entered into contractual arrangements with Giant Network pursuant to which Zhengtu Information, our wholly owned subsidiary, provides technical support and exclusive software licenses to Giant Network. As a result of these contractual arrangements, under U.S. GAAP, we are also considered the primary beneficiary of Giant Network and, accordingly, we consolidate its historical results in our financial statements. For detailed descriptions of these contractual arrangements, see “Item 4. Information on the Company — Organizational Structure” and “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions.”

The relevant PRC regulatory authorities have broad discretion in determining whether a particular contractual structure is in violation of the law. For example, on July 26, 2006, the MIIT publicly released the Notice on Strengthening the Administration of Foreign Investment in Operating Value-added Telecommunications Business, dated July 13, 2006, or the MIIT Notice, which reiterates certain provisions under China’s Administrative Rules on Telecommunications Enterprises prohibiting a domestic company that holds an ICP license from renting, transferring or selling a telecommunications license to foreign investors in any form, or providing any resources, sites or facilities to foreign investors that intend to conduct value-added telecommunication business illegally in China. There is currently no official interpretation or implementation practice under the MIIT Notice. Due to a lack of interpretative materials from the authorities, it is uncertain whether the MIIT would consider our corporate structure and the contractual arrangements as a kind of foreign investment in telecommunication services. Therefore, it is unclear what impact the MIIT Notice might have on us or the other PRC internet companies that have adopted the same or similar corporate structures and contractual arrangements as ours.

In addition, on September 28, 2009, GAPP, together with the National Copyright Administration, and the National Office of Combating Pornography and Illegal Publications jointly issued a Notice on Further Strengthening on the Administration of Pre-examination and Approval of Online Games and the Examination and Approval of Imported Online Game (Xin Chu Lian [2009] No. 13), or the GAPP Notice. The GAPP Notice restates that foreign investors are not permitted to invest in online game-operating businesses in China via wholly owned, equity joint venture or cooperative joint venture investments and expressly prohibits foreign investors from gaining control over or participating in domestic online game operators through indirect ways such as establishing other joint venture companies, or contractual or technical arrangements. However, the GAPP Notice does not provide any interpretation of the term “foreign investors” or makes a distinction between foreign online game companies and companies with a corporate structure that is similar to our own, including the many internet and other companies from China with shares listed on overseas stock exchanges. Thus, it is unclear whether GAPP will deem our corporate structure and operations to be in violation of these provisions.

Furthermore, as certain other government authorities such as the Ministry of Commerce, or MOFCOM, the MOC, and the MIIT did not join GAPP in issuing the GAPP Notice, the views of these authorities are uncertain in clarifying the scope of implementation and enforcement of the GAPP Notice.

Although we are not aware of any case in which online game companies in China using contractual arrangements similar to the above arrangements have been penalized or ordered to terminate operations by PRC authorities because of these contractual arrangements, we cannot be sure that the PRC government would view our contractual arrangements to be in compliance with PRC licensing, registration or other regulatory requirements, including without limitation, the requirements described in the MIIT Notice and the GAPP Notice, existing policies, or with requirements or policies that may be adopted in the future. If any of our businesses are determined not to be in compliance with the MIIT Notice or the GAPP Notice, the PRC government could take a number of regulatory or enforcement actions that could be harmful to our business, including but not limited to: levying fines, confiscating our income, revoking our business and operating licenses, discontinuing or restricting our operations, blocking our website, requiring us to restructure our business, restricting our right to collect revenue or imposing additional conditions or requirements with which we cannot comply. We may also encounter difficulties in obtaining performance or enforcement of related contracts, thereby losing our control of Giant Network, resulting in its deconsolidation. Any of these actions could cause our business, financial condition and results of operations to suffer and subsequently the market price of our ADSs to decline. In addition, if our ownership structure was required to change, our ability to consolidate the financial results of Giant Network and its consolidated entities could be adversely affected.

The contractual arrangements with Giant Network and its shareholders, which relate to critical aspects of our operations, may not be as effective in providing operational control as direct ownership. In addition, these arrangements may be difficult and costly to enforce.

We rely on contractual arrangements with Giant Network and its shareholders to operate our business. For a description of these contractual arrangements, see “Item 4. Information on the Company — Organizational Structure” and “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions.” These contractual arrangements may not be as effective as direct ownership in providing us with operational control over Giant Network. Direct ownership would allow us, for example, to directly exercise our rights as a shareholder to (i) effect changes in the board of directors of Giant Network, which in turn could effect changes, subject to any applicable fiduciary obligations, in the management team, and (ii) derive economic benefits from the operations of Giant Network by causing it to declare and pay dividends. Because we rely on these contractual arrangements to effect control over Giant Network, we are exposed to the risk that the shareholders of Giant Network may fail to perform his or her respective obligations under these contractual arrangements. In addition, the shareholders of Giant Network may potentially have a conflict of interest with us, and they may breach their contracts with us or cause such contracts to be amended in a manner contrary to the interest of our company, if they believe such action furthers their own interest, or if they otherwise act in bad faith. If any of the foregoing were to occur, we may have to incur substantial costs and expend significant resources to enforce these contractual arrangements.

In addition, all of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. We would have to rely for enforcement on legal remedies under PRC law, including specific performance, injunctive relief or damages, which may not be effective or possible. The legal environment in the PRC is not as developed as in jurisdictions such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, which relate to critical aspects of our operations, we may be unable to exert effective control over Giant Network and our ability to conduct our business, and our financial condition and results of operations may be negatively affected.

The contractual arrangements entered into among our PRC subsidiaries, Giant Network and its shareholders may be subject to audit or challenge by the PRC tax authorities; a finding that our PRC subsidiaries or Giant Network owes additional taxes could substantially reduce our net income and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our PRC subsidiaries Zhengtu Information and Zhengju Information, Giant Network, Giant Network’s shareholders and our reorganized game development studios do not represent arm’s-length prices and adjust any of their income in the form of a transfer pricing adjustment. In 2011, the high and new technology enterprise status of Zhengtu Information was renewed while that of Giant Network was not renewed, resulting in an income tax rate of 15% percent for Zhengtu Information and 25% for Giant Network. This difference in income tax rate may increase the risk that PRC tax authorities challenge the prices that Giant Network pays for services provided by Zhengtu Information pursuant to their contractual arrangements. A transfer pricing adjustment could result in a reduction of expense deductions recorded by Giant Network, which could in turn increase our tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties on Zhengtu Information, our other PRC subsidiaries or Giant Network for underpayment of taxes. For additional information regarding the preferential tax treatments of our various PRC entities, see “Item 5. Operating and Financial Review and Prospects — Operating Results — Income Tax Expense — China.”

We may lose the ability to use and enjoy assets held by Giant Network under contractual arrangements that are important to the operation of our business if Giant Network declares bankruptcy or becomes subject to a dissolution or liquidation proceeding.

Under our contractual arrangements, Giant Network holds assets that are critical to our business operations, such as our core intellectual property, licenses and permits, and/or joint operation agreements relating to our games and game operations. Although the Purchase Option and Cooperation Agreement among Zhengtu Information, Giant Network and shareholders of Giant Network contain terms that specifically obligate the shareholders of Giant Network to ensure the valid existence of Giant Network, in the event the shareholders breach this obligation and voluntarily liquidate Giant Network, or if Giant Network declares bankruptcy and all or part of its assets became subject to liens or rights of third-party creditors, we might be unable to continue some or all of our business operations. Furthermore, if Giant Network was to undergo a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors might claim rights to some or all of Giant Network’s assets and their rights could be senior to our rights under the contractual arrangements, thereby hindering our ability to operate our business.

The discontinuation, reduction or delay of any of the preferential tax treatments or the government financial incentives currently available to us in the PRC could materially and adversely affect our business and results of operations.

Under the PRC Enterprise Income Tax Law effective on January 1, 2008, or the EIT Law, foreign invested companies such as Zhengtu Information, and domestic companies such as Giant Network, are subject to a unified income tax rate of 25%. Various favorable income tax rates are, however, available for qualified enterprises in encouraged sectors of the economy. Companies that qualify as a high and new technology enterprise, or HNTE, a status which is reassessed every three years, are subject to an income tax rate of 15%. In addition, companies that qualify as a software development enterprise are exempt from income tax for two years and subject to an income tax rate of 12.5% for the following three years.

In 2008, the Shanghai government granted Zhengtu Information HNTE status, which was successfully renewed in 2011. In 2011, the Shanghai government recognized three of our PRC subsidiaries as software development enterprises, consisting of Jujia Network and Juhuo Network, two of our 51% owned game development studios and Zhengju Information, which is our wholly owned subsidiary. In addition, Wuxi Network, which is 45% owned by Giant Network, and Beijing Giant Zhengtu, which is 51% owned by Zhengtu Information and 34% owned by Giant Network, were also recognized as software development enterprises in 2011 by Jiangsu Province and Beijing government, respectively.

We cannot assure you, however, that our PRC entities will be able to continue to qualify for preferential tax treatment. If any of our PRC entities that qualified for preferential tax treatments fails to continue to qualify in a subsequent year, our income tax expenses would increase, which may have a material adverse effect on our net income and results of operations. For additional information regarding the preferential tax treatments of our various PRC entities, see “Item 5. Operating and Financial Review and Prospects — Operating Results — Income Tax Expense — China.”

In addition, in 2010, 2011 and 2012, our PRC entities received financial incentives from the government in an aggregate amount of RMB57.4 million, RMB47.7 million and RMB63.6 million (US$10.2 million), respectively, which were calculated with reference to taxable revenues and taxable income. To be eligible to apply for the government financial incentives, we are required to meet a number of financial and non-financial criteria and, even if we meet these criteria, the grant of any incentive is still subject to the discretion of the municipal government. Moreover, the central government or municipal government could at any time eliminate or reduce these government financial incentives. Since the government has discretion in the timing of payment and the amount of the financial incentive, we cannot assure you that we will be able to continue to enjoy these government financial incentives or receive such incentives promptly. The discontinuation, reduction or delay of these government financial incentives could have a material adverse effect on our business and results of operations.

We may be classified as a “resident enterprise” under the PRC EIT Law; such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

The EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. In addition, a circular issued by the State Administration of Taxation regarding the standards used to classify certain PRC controlled enterprises established outside of China as “resident enterprises”, or Circular 82, clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC sourced income, subject to PRC enterprise income tax, currently at a rate of 10%, when recognized by non-PRC shareholders. This circular also subjects such “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. In addition, Circular 82 details that certain PRC controlled enterprises will be classified as “resident enterprises” if the following are located or resident in China: (i) senior management personnel and departments that are responsible for daily production, operation and management; (ii) financial and personnel decision making bodies; (iii) key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and (iv) half or more of the directors or senior management having voting rights.

Although the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by individuals or foreign enterprises like us. Therefore, we do not currently consider our company or any of our overseas subsidiaries to be a PRC resident enterprise. However, if the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise,” a number of unfavorable PRC tax consequences could follow. First, we may be subject to enterprise income tax at the rate of 25% on our worldwide income, as well as PRC enterprise income tax reporting obligations. Second, although under the EIT Law and the Implementing Rules dividends paid to our non-PRC holding companies from our PRC subsidiaries would qualify as “tax-exempted income”, any such dividends paid to our non-PRC holding companies may be subject to an enterprise income tax, and the PRC foreign exchange control authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. We are actively monitoring the “resident enterprise” classification rules and our Cayman Islands holding company’s facts and circumstances relative to the classification rules. Similar results could follow if our BVI subsidiary is considered a PRC “resident enterprise.”

The PRC EIT Law will affect tax exemptions on the dividends we receive and we may not be able to obtain certain treaty benefits on such dividends.

We are a holding company incorporated under the laws of the Cayman Islands. We conduct substantially all of our business through our PRC subsidiaries, Giant Network and its consolidated entities, and we derive substantially all of our income from these companies. Prior to January 1, 2008, dividends derived by foreign enterprises from business operations in China were not subject to the PRC withholding tax. However, such tax exemption ceased after January 1, 2008 and a withholding tax of 10% is imposed on all dividends declared and paid after January 1, 2008. In the third quarter of 2011, we declared and paid out a special dividend of US$3.00 per share to our ADS and ordinary share shareholders, out of which the payout was financed partially through the declaration and payout of dividends to the Company by one of its PRC subsidiaries. As such, the dividends were subject to a 10% withholding tax and therefore, we accrued a one-time withholding income tax in the amount of RMB259.4 million associated with the repatriation of cash for the special dividend paid during the third quarter 2011.

According to the Notice of the State Administration of Taxation on Summary Table of Treaty Rates for Dividends, or Circular 112, which was issued on January 29, 2008 and the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Tax Evasion, or the Double Taxation Arrangement (Hong Kong), which became effective on December 8, 2006, dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiary may be subject to a withholding tax at a reduced rate of 5% if such Hong Kong entity owns at least 25% of the equity interest of the PRC company. The ultimate withholding tax rate will be determined by treaty between the PRC and the tax residence of the holder of the PRC subsidiaries. The State Administration of Taxation promulgated a tax notice on October 27, 2009, or Circular 601, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance and a beneficial ownership analysis will be used based on a “substance-over-the-form” principle to determine whether or not to grant treaty benefits. It is unclear at this early stage whether Circular 601 applies to dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiary. However, the issuance of Circular 601 shows that there can be no assurance that the Double Taxation Arrangement between China and Hong Kong could be successfully applied as noted above. If our Hong Kong subsidiary cannot be regarded as the beneficial owner of such dividends, it will not be entitled to the treaty benefits under the Double Taxation Arrangement (Hong Kong) and thus the dividends will be subject to normal withholding tax of 10% as provided by the PRC EIT Law.

The recently adopted PRC tax reform pilot program, which was initiated in Shanghai and may be extended to other cities in the future, requires us to pay value added tax instead of business tax in Shanghai and it could result in unfavorable tax consequences to us.

The PRC government recently adopted a PRC tax reform pilot program, which was initiated in Shanghai and may be extended to other cities in the future. On November 16, 2011, the Ministry of Finance and the State Administration of Taxation jointly issued the Circular on the Pilot Program for the Collection of Value Added Tax Instead of Business Tax, or Circular 110, and the Circular on the Pilot Program for the Collection of Value Added Tax Instead of Business Tax in Transportation and Certain Modern Service Sectors in Shanghai, or Circular 111, to provide specific implementation rules for the pilot program, which became effective January 1, 2012. Pursuant to Circular 110 and Circular 111, starting from January 1, 2012, companies that are classified by Shanghai’s local tax authorities as operating business in transportation or certain modern service sectors in Shanghai are required to pay a Value Added Tax, or VAT, instead of the business tax. Specifically, a 17% rate applies to the movable property leasing services, an 11% rate applies to the transportation services and a 6% rate applies to certain other modern services, such as research and development, technological services, culture, logistics and consultation. This tax reform pilot program is new and its interpretation and enforcement involve significant uncertainties. In the event that our other PRC subsidiaries located in Shanghai engage in business falling within the category of certain modern service sectors, or if we are unable to obtain sufficient amount of qualified VAT invoices from our suppliers to offset the net revenue subject to such VAT, our PRC subsidiaries, which pay business tax at a 5% tax rate for such part of their business before the tax reform pilot program takes effect, may face unfavorable tax consequences, which may adversely affect our business, financial condition and results of operations.

PRC laws and regulations establish complex procedures for some acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

PRC laws and regulations, such as the M&A Rules promulgated by six PRC regulatory agencies in 2006 and amended in 2009, the Anti-Monopoly Law promulgated by the PRC National People’s Congress in 2007 and the Circular on the Establishment of a National Security Review Mechanism for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by the General Office of the PRC State Council in 2011, or the National Security Review Mechanism Circular, establish procedures and requirements that could make some acquisitions of PRC companies by foreign investors and companies more time-consuming and complex, including requirements in some instances that various governmental authorities be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise.

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

In connection with the EIT Law, the Ministry of Finance and State Administration of Taxation jointly issued, on April 30, 2009, the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On December 10, 2009, the State Administration of Taxation issued the Notice on Strengthening the Management on Enterprise Income Tax for Non-resident Enterprises Equity Transfer, or Circular 698. Both Circular 59 and Circular 698 are effective retroactively to January 1, 2008. Under the two circulars, non-PRC-resident enterprises may be subject to income tax on capital gains generated from their transfers of equity interests in PRC resident enterprises, or an Indirect Transfer. Using a “substance over form” principle, the PRC tax authorities have discretion under Circular 59 and Circular 698 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of the investment. In addition, by promulgating and implementing the circulars, the PRC tax authorities have increased their scrutiny of the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC-resident enterprise. For example, Circular 698 specifies that the PRC State Administration of Taxation is entitled to redefine the nature of an equity transfer where offshore vehicles are interposed for tax-avoidance purposes and without reasonable commercial purpose.

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

Starting in 2001, the PRC government began tightening its supervision of internet cafés, closing unlicensed internet cafés, requiring those remaining open to install software to prevent access to sites deemed subversive and requiring web portals to sign a pledge not to host subversive sites. In February 2007, 14 PRC national government authorities, including the MIIT, the Ministry of Culture and the General Administration of Press and Publication, jointly issued a notice suspending nationwide approval for the establishment of new internet cafés and enhancing the punishment for internet cafés admitting minors. This suspension may continue indefinitely. Furthermore, the PRC government’s policy, which encourages the development of a limited number of national and regional internet café chains and discourages the establishment of independent internet cafés, may slow down the growth of internet cafés. Governmental authorities may from time to time impose stricter requirements, such as limits on the ages of customers and hours of operation, as a result of the occurrence or perception of, or media attention on, gang fights, fires and other incidents accuring at or related to internet cafés.

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

In China, the internet industry, including the operation of online games, is highly regulated by the PRC government. Various regulatory authorities of the central PRC government, such as the State Council, the MIIT, the State Administration for Industry and Commerce, or the SAIC, the MOC, GAPP, the State Administration of Radio, Film and Television, and the Ministry of Public Security, are empowered to promulgate and implement regulations governing various aspects of the internet and the online game industry.

We are required to obtain applicable permits or approvals from different regulatory authorities in order to provide online game services. For example, an internet content provider, or ICP, must obtain a value-added telecommunications business operation license, or ICP license, from the MIIT or its local offices in order to engage in any commercial ICP operations within China. An online game operator must also obtain an internet culture operation license from the MOC, and an internet publishing license from GAPP, in order to operate and distribute games through the internet. Any self-development online game we operate needs to be approved by the GAPP prior to its launch and filed with the MOC within thirty days after its launch. Imported online games need to be approved by both GAPP and MOC. Once any upgrade, expansion pack or new version of any existing game is launched, it must be filed with the MOC in the case of a self-developed game and approved by the MOC in the case of an imported game, and approval must be obtained from the GAPP prior to its online publication. Giant Network holds a valid ICP License, a valid internet culture operation license and a valid internet publishing license. As the online game industry is at its early stage of development in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have. While we believe that we comply in all material respects with all applicable PRC laws and regulations currently in effect, we cannot assure you that we will be able to obtain timely, or at all, required licenses or any other new license required in the future. We also cannot assure you that we will not be found in violation of any current or future PRC laws and regulations.

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

As a result, we periodically make changes to our games based on feedback gathered from users and in order to comply with government regulations. For example, during the third quarter of 2009, we canceled several in-game monetization features in compliance with a virtual currency regulation issued by the Ministry of Culture, or MOC. The most important cancelled feature was the virtual treasure box, which contained in-game items worth more than the cost of the treasure box itself. We believe this change was the main reason for the subsequent temporary decrease in our active paying accounts, which fell by 7.9%, from approximately 1,204,000 during the second quarter of 2009 to approximately 1,108,000, during the third quarter of 2009. Future rule changes to our games could lead to declines in active paying accounts, which may materially and adversely affect our business, results of operation and financial condition.

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

In the course of playing online games, some virtual assets, such as special equipment, player experience grades and other features of our players’ game characters, are acquired and accumulated. Such virtual assets can be highly valued by online game players and in some cases are traded between players for actual money or real assets. In practice, virtual assets can be lost for various reasons, such as data loss caused by delay of network service or by a network crash. There are currently no PRC laws and regulations governing virtual asset property rights. As a result, it is unclear who the legal owner of virtual assets is and whether the ownership of virtual assets is protected by law. In addition, it is unclear under PRC law whether an operator of online games such as us would have any liability (whether in contract, tort or otherwise) for loss of such virtual assets by game players. Although we have not been sued by any game players for the loss of any virtual assets, including virtual currency, court cases involving the loss of virtual assets by other game operators in the PRC suggest that online game operators might not be held liable for losses, but instead only required to improve security systems. However, in the event of a loss of virtual assets involving our online games, it is possible that we may be sued by game players and may be held liable for damages, which may negatively affect our business, financial condition and results of operations.

Our business may be adversely affected by public opinion and government policies in China.

Due to a relatively high degree of game player loyalty, easy access to personal computers and internet cafés, and the lack of other appealing forms of entertainment in China, many teenagers in China frequently play online games. This may result in these teenagers spending less time on or refraining from other activities, including their school work or other educational activities, which could result in adverse public reaction and stricter government regulation. For example, the PRC government has promulgated anti-fatigue-related regulations to limit the amount of time minors can play online games. See “Risk Factors — Risks Related to the Regulation of Our Business – Our operations may be adversely affected by a broadening of the addiction-related regulations.” The PRC government has also tightened its regulations on internet cafés, currently one of the primary places where online games are played, including prohibiting minors from using internet cafés, limiting the issuance of internet café operating licenses, and imposing higher capital and facility requirements for the establishment of internet cafés. See “Risk Factors — Risks Related to the Regulation of Our Business – Intensified government regulation of internet cafés could limit our ability to maintain or increase our net revenues and expand our customer base.” In addition, in January 2011, MIIT and seven other central government authorities jointly issued a circular pursuant to which online game operators are required to maintain a communication system that parents can use to monitor the activities of their children and to suspend their child’s online game account upon request. Additional government regulations, whether issued in response to adverse public opinion or otherwise, could be issued in the future and may have a material and adverse effect upon our business, results of operation and financial condition.

Our operations may be adversely affected by a broadening of the addiction-related regulations.

The PRC government may decide to adopt more stringent policies to combat perceived addiction to online games, including by broadening the anti-addition system rules to cover adult players or adopting additional rules to protect minors. On April 15, 2007, eight PRC government authorities, including GAPP, the Ministry of Education and the MIIT issued a Notice on the Implementation of Online Game Anti-Addiction System to Protect the Physical and Psychological Health of Minors, or the Anti-Addiction Notice, requiring all PRC game operators to adopt an “anti-addiction system” in an effort to curb addiction to online games by minors. Under the anti-addiction system, three hours or less of continuous play is defined to be “healthy,” three to five hours is defined to be “fatiguing,” and five hours or more is defined to be “unhealthy.” Game operators are required to reduce the value of game benefits for minor players by half when those players reach the “fatigue” level, and to zero when they reach the “unhealthy” level. In addition, online game players in China are now required to register their identity card numbers before they can play an online game, which allows game operators to identify which players are minors. Failure to comply with the requirements under the Anti-Addiction Notice may subject us to penalties, including but not limited to suspension of our operation of online games, revocation of our licenses and approvals for our operations, rejection or suspension of our application for approvals, licenses, or filings for any new game, or prohibiting us from operating any new game. Although we currently do not permit minors to play our online games, if these restrictions are expanded to apply to adult players in the future, they could have a material and adverse effect on our business, financial condition and operating results.

On July 1, 2011, eight PRC government authorities, including the GAPP, the Ministry of Education, MIIT and five others, promulgated a further notice to strengthen the implementation of the anti-addiction system and real-name registration, entitled the Notice on Initializing the verification of Real-Name Registration for Anti-Addiction System on Internet Games, or the Real-Name Registration Notice, which took effect on October 1, 2011. The Real-Name Registration Notice’s main focus is to prevent minors from using an adult’s ID to play internet games and, accordingly, the notice provides more stringent punishment for online game operators for not implementing the anti-addiction and real name registration measures properly and effectively. The most severe punishment contemplated by the Real-Name Registration Notice includes suspension of operation of online games, revocation of game operator’s licenses and approvals, rejection or suspension of game operator’s application for approvals, licenses, or filings for any new game if such game operator is found to be in violation of any of the government issued notices including the Anti-Addiction Notice, the Monitor System Circular or the Real-Name Registration Notice. The Real-Name Registration Notice further increases our operating risks, as we will be required to allocate more resources to real-name verification and anti-addiction systems, which may lead to an increase in operating costs. In addition, if we are found to be violating the Real-Name Registration Notice, we may be required to suspend or discontinue our online game operations.

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

In October 2005, the State Administration of Foreign Exchange, or the SAFE, promulgated a Notice on Issues Relating to the Administration of Foreign Exchange in Fundraising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which states that if PRC residents use assets or equity interests in their PRC entities as capital contributions to establish offshore companies or inject assets or equity interests of their PRC entities into offshore companies to raise capital overseas, they must register with local SAFE branches with respect to their overseas investments in offshore companies. They must also file amendments to their registrations if their offshore companies experience material events involving capital variation, such as changes in share capital, share transfers, mergers and acquisitions, spin-off transactions, long-term equity or debt investments or uses of assets in China to guarantee offshore obligations.

In addition, SAFE has further issued a series of implementation guidances, including the most recent Notice on Printing and Distributing the Implementing Rules for the Administration of Foreign Exchange in Fundraising and Round-Trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Circular 19, which was effective as of July 1, 2011. Circular 19 standardized more specific and stringent supervision on the registration and supplemental registration for established special purpose vehicles, or SPVs, relating to Notice 75. Under these regulations, a PRC resident’s failure to comply with the registration procedures set forth in such regulations may result in fines or sanctions imposed by the PRC government, including restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on the capital inflow from the offshore entity to the PRC entity.

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

Our holding company structure may restrict our ability to receive dividends and other payments from, or transfer funds to, our PRC entities, which could restrict our ability to act in response to changing market conditions and reallocate funds among our PRC entities in a timely manner.

We are a Cayman Islands holding company and conduct substantially all of our operations through our PRC entities. We rely on dividends and other distributions on equity by our PRC entities for our cash requirements, including the funds to pay dividends on the ordinary shares underlying our ADSs. Under PRC laws and regulations, each PRC entity is only permitted to pay dividends out of its retained earnings, and each PRC entity is required to set aside at least 10% of its after-tax profit for its general reserves until the cumulative amount of such reserves reaches 50% of its registered capital. As a result of these and other restrictions under PRC laws and regulations, each PRC entity is restricted from transferring a portion of its assets to us as dividends, loans or advances, which restricted portion, including registered capital, statutory reserve funds of the PRC entities, amounted to approximately RMB211.0 million, RMB368.8 million and RMB404.7 million (US$65.0 million), or 3.3%, 14.8% and 12.6% of our total consolidated net assets as of December 31, 2010, 2011 and 2012, respectively. Any limitation on the ability of our PRC entities to transfer funds to us as dividends, loans or advances could materially and adversely limit our ability to pay dividends and to make offshore investments or acquisitions that could benefit our business.

In addition, any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, is subject to registration or approval of PRC governmental authorities, including the relevant administration of foreign exchange and/or the relevant examining and approval authority. Furthermore, each of our PRC entities is prohibited by PRC law from directly lending money to one another. Therefore, it is difficult to change our capital expenditure plans once the relevant funds have been remitted from our company to our PRC entities. These limitations on the free flow of funds between us and our PRC entities could restrict our ability to act in response to changing market conditions and reallocate funds among our PRC entities on a timely basis.

We have not registered license agreements for all of our internationally exported games with the relevant PRC governmental authorities, which may result in certain restrictions that could impair our ability to expand our business internationally.

Under the Software Export Administration and Statistic Measures, issued by several PRC agencies on October 25, 2001, all agreements which relate to the export of technology are required to be registered with the relevant PRC government authorities. In addition, the Measures for the Administration of Registration of Technology Import and Export Contracts, issued by the MOFCOM in February 2009, also specify registration requirements related to the export of technology. Under the Regulations on Administration of Import and Export of Technologies promulgated by the State Council, an export of technology is defined to include, among other things, the transfer or licensing of patents and know-how, and the provision of services related to technology.

We have entered into license agreements with third parties to operate our games internationally, which may be deemed to constitute the export of technology under the applicable PRC regulations. As a result, such licenses might need to be registered with the applicable PRC government authorities. Although the applicable regulations do not indicate what penalties might be applied for non-compliance, failure to register an agreement where such registration is required may result in restrictions concerning foreign exchange, banking and taxation matters relating to such agreements. We have not registered all of the game license agreements under which we authorize overseas third-parties to operate our online games, and if the above restrictions apply to our overseas game license agreements, our ability to license our games overseas may be impaired, and our business, financial condition and results of operations might be materially and adversely affected.

Risks Relating to China

Our business, financial condition and results of operations, as well as our ability to obtain financing, may be adversely affected by the downturn in the global or PRC economy. In addition, we may be adversely affected by the possible “hard landing” of China’s economy in the future.

The global financial markets have experienced significant disruptions since 2008, the economic effects of which have persisted through 2012. China’s economy has also faced challenges. To the extent that there have been improvements in some areas, it is uncertain whether such recovery is sustainable, in particular during the ongoing European economic and sovereign debt crisis, and the continued uncertainty with respect to U.S. federal budget and debt matters. Because substantially all of our business operations are conducted in China, our business and prospects may be materially and adversely affected by any deterioration in China’s macroeconomic environment.

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

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The effect of legislation adopted over the past three decades has generally enhanced the protections afforded to various forms of foreign investment in China. Each of our PRC subsidiaries is a foreign-invested enterprise incorporated in China and therefore is subject to laws and regulations applicable to foreign investment in China in general and laws and regulations applicable to foreign-invested enterprises in particular. However, these laws, regulations and legal requirements change frequently, and their interpretation and enforcement are subject to the discretion of PRC administrative and court authorities. Accordingly, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy in China than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Accordingly, we cannot predict the effect of future developments in the PRC legal system, the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, and our foreign investors, including you.

Restrictions on the convertibility of Renminbi into foreign currencies may limit our ability to pay dividends in U.S. dollars or fund possible business activities outside China.

Substantially all of our net revenues are currently generated in Renminbi. Any future restrictions on currency exchanges may limit our ability to use net revenues generated in Renminbi to pay dividends in U.S. dollars or fund possible business activities outside China. Although the PRC government introduced the Foreign Exchange Administration Rules in 1996, as amended in August 2008, to allow greater convertibility of Renminbi for current account transactions, significant restrictions still remain, including primarily the restriction that enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents. In addition, remittance of foreign currencies abroad and conversion of Renminbi for capital account items, including direct investment and loans, is subject to government approval in China, and companies are required to open and maintain separate foreign exchange accounts for capital account items. We cannot assure you the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of Renminbi in the future.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on the laws of the United States or other foreign jurisdictions, against us, our management or the experts named in the annual report.

We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, all of our directors and executive officers reside within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon some of our directors and senior executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. It would also be difficult for investors to bring an original lawsuit against us or our directors or executive officers before a PRC court based on U.S. federal securities laws.

Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of Renminbi into foreign currencies, including U.S. dollars, was historically based on exchange rates set by the PBOC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi solely to the U.S. dollar. Under this revised policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Following the removal of the U.S. dollar peg, the Renminbi has appreciated approximately 25% against the U.S. dollar as of the end of 2012. Substantially all of our revenues and costs are denominated in Renminbi. Any additional significant appreciation of the Renminbi may materially inflate our revenues and earnings as expressed in U.S. dollars without reflecting any material change in our results of operations.

The audit report included in this annual report are prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the US Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the US Public Company Accounting Oversight Board (United States), or “the “PCAOB”, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditors are not currently inspected by the PCAOB.

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

Proceedings instituted recently by the SEC against several PRC-based accounting firms, including our independent registered public accounting firm, may ultimately result in our financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934.

In December 2012, the SEC instituted proceedings under Rule 102(e)(1)(iii) of the SEC’s Rules of Practice against several PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ work papers related to their audits of certain PRC-based companies that are publicly traded in the United States. Rule 102(e)(1)(iii) grants to the SEC the authority to deny to any person, temporarily or permanently, the ability to practice before the SEC who is found by the SEC, after notice and opportunity for a hearing, to have willfully violated, or willfully aided and abetted the violation of, any such laws or rules and regulations. While we cannot predict the outcome of the SEC’s proceedings, if our independent registered public accounting firm were denied, temporarily or permanently, the ability to practice before the SEC, our financial statements could be determined to not be in compliance with the requirements for financial statements of public companies with a class of securities registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Such a determination could ultimately lead to the SEC’s revocation of the registration of our ADSs under the Exchange Act, which would cause the immediate delisting of our ADSs from the New York Stock Exchange, or the NYSE, and the effective termination of the trading market for our ADSs in the United States, which would likely have a significant adverse effect on the value of our ADSs. In addition, because the issues raised in the SEC proceedings would likely extend to all independent public accounting firms in the PRC that currently are authorized to practice before the SEC, it may not be possible for us to attempt to address this issue by changing our independent registered public accounting firm.

Risks Related to Our Ordinary Shares and ADSs

The market price for our ADSs may be volatile which could result in a loss to shareholders.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Since we completed our initial public offering on November 6, 2007, the closing price of our ADSs on the New York Stock Exchange has ranged from US$3.02 to US$20.46 per ADS and the last reported closing price on April 15, 2013 was US$6.78.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to a number of factors, including:

•	actual or anticipated fluctuations in our quarterly operating results;

•	announcements of competitive developments;

•	changes in the economic performance or market valuations of companies with comparable businesses;

•	negative market and investor perception in response to recent accounting irregularities at other PRC companies listed in the U.S.;

•	regulatory developments in China affecting us, our industry, our corporate structure or our advertisers;

•	announcements regarding litigation or administrative proceedings involving us;

•	changes in financial estimates by securities research analysts;

•	addition or departure of our executive officers;

•	issuance of material dividends; and

•	sales or perceived sales of additional common shares or ADSs.

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

If our existing shareholders sell, indicate an intention to sell or are perceived to intend to sell substantial amounts of our ordinary shares in the public market, the trading price of our ADSs could decline. As of March 31, 2013, we had 239,393,572 outstanding ordinary shares, of which 131,228,540 or 54.82% were beneficially owned by Yuzhu Shi, our founder, chairman and chief executive officer, and his daughter Ms. Jing Shi. If Mr. Shi or his daughter decides to sell any of these shares or if investors believe they will sell shares in the public market, the trading price of our ordinary shares could decline.

Our corporate actions are substantially controlled by our principal shareholder.

As of March 31, 2013, Yuzhu Shi, our chairman and chief executive officer, and his daughter Jing Shi, together beneficially owned approximately 54.82% of our outstanding ordinary shares. These shareholders, acting individually or as a group, exert control over and substantially influence matters such as electing directors and approving investments, mergers or other business combination transactions. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company that might reduce the price of our ADSs.

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

We believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2012. However the application of the PFIC rules is subject to uncertainty in several respects, and we must make a separate determination after the close of each taxable year as to whether we were a PFIC for such year. As such, although we intend to conduct our business activities in a manner to reduce the risk of our classification as a PFIC in the future, we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets, and, because the value of our assets is likely to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which are likely to fluctuate, there can be no assurance that we will not be classified as a PFIC for 2013 or any future taxable year. If we are a PFIC for any taxable year during which a U.S. investor held our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences would apply to the U.S. investor. See “Item 10, — Additional Information — Taxation — U.S. Federal Income Taxation — Passive foreign investment company.”

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

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

As a Cayman Islands company, shareholders may face difficulties in protecting their interests, and our ability to protect our rights through the U.S. federal courts may be limited. Shareholders may have less protection of their shareholder rights than they would if we were incorporated in a U.S. jurisdiction. In addition, shareholders may have difficulties in enforcing judgments obtained against us because our operations are based in the PRC.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Law of the Cayman Islands and the common law of the Cayman Islands. The rights of our shareholders to take action against the directors, actions by non-controlling shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from the English common law, which has persuasive but not binding authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, Cayman Islands has a less developed body of securities law as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in the federal court of the United States.

Moreover, most of our directors and officers are nationals and residents of countries other than the United States. Substantially all of our assets and a substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon us or these persons.

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

Finally, we conduct all of our operations in the PRC through our subsidiaries and affiliated entities established in the PRC. As mentioned above, all of our directors and officers also reside outside the United States and substantially all of the assets of those persons are located outside the United States. As a result, it may be difficult or impossible for shareholders to enforce a judgement or bring an action against us or against these individuals in the PRC in the event that they believe that shareholders’ rights have been infringed under the applicable securities laws or otherwise. There is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state due to the lack of a reciprocal treaty in the PRC providing statutory recognition of judgments obtained in the United States. Furthermore, it is uncertain whether such PRC courts would be competent to hear original actions brought in the PRC against us or such persons who reside outside the United States predicated upon the securities laws of the United States or any state. For more information regarding the relevant laws of the PRC, see “Item 3. Key Information — Risk Factors — Risks Relating to China — The PRC legal system embodies uncertainties which could limit the legal protections available to you and us.”

As a “controlled company,” we are exempt from certain New York Stock Exchange corporate governance requirements, which may result in our independent directors not having as much influence as they would if we were not a controlled company.

As of March 31, 2013, Yuzhu Shi, our founder, chairman and chief executive officer, and his daughter Ms. Jing Shi beneficially owned approximately 54.82% of the total voting rights in our company. As a result, we are a “controlled company” as defined under Section 303A of the Listed Company Manual of the NYSE. So long as we remain a controlled company as defined under that rule, we are exempt from certain NYSE corporate governance requirements, including:

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

Shareholders may be subject to limitations on transfer of ADSs.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We commenced operations in 2004 through PRC limited liability company named Shanghai Zhengtu Network Technology Co., Ltd., which changed its name to Shanghai Giant Network Technology Co., Ltd., or Giant Network, in October 2007. In order to implement an offshore holding company structure to comply with PRC laws imposing restrictions on foreign ownership in China’s online game industry, in July 2006, Yuzhu Shi, our chairman and chief executive officer, and his daughter, Jing Shi, together with 18 other individual shareholders established our current Cayman Islands holding company, Giant Network Technology Limited, which changed its name to Giant Interactive Group Inc., or Giant, in June 2007.

Following the establishment of our offshore holding structure, all of our online game business continues to be operated through Giant Network. The shareholders of Giant Network currently include Yuzhu Shi, who owns 75% of Giant Network’s equity interests through his ownership of Shanghai Lanlin Bio-Technology Co., Ltd., and an additional 18 PRC individuals who own the remaining 25%. We have entered into contractual arrangements with Giant Network pursuant to which our wholly owned subsidiary, Zhengtu Information, provides technical support and consulting services to Giant Network. In addition, we have entered into agreements with Giant Network and its shareholders, providing us with the ability to effectively control this entity. Accordingly, we have consolidated the historical results of Giant Network in our financial statements as a variable interest entity, pursuant to U.S. GAAP. For additional information on our organizational structure, see “Item 4. Information on the Company — Organizational Structure” and “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions.”

On November 6, 2007, we completed our initial public offering, which involved the sale by us and some of our shareholders of 65,777,036 of our ADSs, representing an equal number of our ordinary shares.

In 2009, with an aim to identify, recruit and incentivize talented individuals in online game development, we launched the Win@Giant initiative, through which we began to reorganize our game development studios and established various subsidiaries that are 51% owned by us and 49% owned by the relevant development team members, except for Jujia Network II which is 70% owned by us and 30% owned by the key developers. We established Juhuo Network, Jujia Network and Juhe Network in 2009, Juquan Network, Juxin Network and Jufan Network in 2010, and Juhuan Network, Juzi Information, Jujia Network II, and Jujia Network III in 2012, respectively. For additional information regarding this reorganization, see “Item 4. Information on the Company — Business Overview – Game Development and Sourcing – Game Development.”

Our principal executive offices are located at 11/F No. 3 Building, 700 Yishan Road, Shanghai, 200233, People’s Republic of China. Our telephone number at this address is +86 21 3397-9999 and our fax number is +86 21 3397-9948. Our website address is www.ga-me.com. The information contained on our website is not part of this annual report.

B. Business Overview

Overview

We are a leading online game developer and operator in China. We focus on massively multiplayer online role playing games, or MMORPGs, which are played through networked game servers on which tens of thousands of players are able to simultaneously connect and interact, and webgames, which are played over the internet using a web browser. We commercially launched our first self-developed MMORPG, ZT Online, in January 2006. We now operate thirteen online games, among which ten are self-developed, including the four games in the ZT Online franchise.

We believe that our success is largely attributable to our ability to internally develop, operate and market high quality MMORPGs tailored to China’s hardcore game player audience, which generally include players between the ages of 18 and 40. As of December 31, 2012, our game development team consisted of 914 members, which mainly includes dedicated product development and enhancement teams for each of our games.

We have built nationwide distribution and marketing networks to sell and market our prepaid game cards and game points. As of December 31, 2012, our distribution network consisted of more than 100 non-exclusive regional distributors and reached over 99,000 retail outlets, including internet cafés, software stores, supermarkets, bookstores, newspaper stands and convenience stores located throughout China. We also sell game points through our official game website.

In the second quarter of 2013, we expect to begin the closed beta testing of our self-developed 3D MMORPG, World of Xianxia, accompanied by a large scale marketing campaign. This game has gone through various testing stages and has received positive results. We anticipate World of Xianxia will become one of our primary growth drivers for 2013.

While we expect the MMORPG segment of China’s online game industry will continue to grow, we intend to develop additional games in other game segments such as webgames and mobile games. We expect to launch several of our self-developed webgames in 2013, and believe that they will become additional growth drivers. In addition, mobile game development is a new strategic area of focus for us. We believe mobile is the future of online access and we plan to keep delivering great game experiences regardless of how the games are played, whether through PCs, tablets, or mobile phones. Furthermore, we started building our internal mobile game development team in 2012 with an aim to produce several high quality mobile games in 2013. In addition, we will also seek to enhance our mobile game offerings through partnership opportunities as well as mergers and acquisitions.

Although substantially all of our revenues are generated through our own game operations in China, we also derive revenues from licensing our games to third party operators in other territories, including Southeast Asia, South Korea, North America, Europe, Russia and other Russian speaking territories. In addition, we have also licensed our micro-client version of ZT Online 2 to Qihoo 360, or Qihoo, for operation on Qihoo’s game platform in China. We will continue expanding our distribution channels as well as overseas market through leveraging our relationships with third party operators.

In 2010, 2011 and 2012, our net revenues were RMB1,332.8 million, RMB1,792.2 million and RMB2,152.0 million (US$345.5 million), respectively. Our net income for the same periods was RMB807.6 million, RMB906.4 million and RMB1,072.0 million (US$172.1 million), respectively. Our quarterly peak concurrent users for all of the games we operate in China were 1,713,000, 2,339,000 and 2,370,000 for 2010, 2011 and 2012, respectively, and our quarterly average concurrent users for all of the games we operate in China were 595,000, 642,000 and 691,000 for 2010, 2011 and 2012, respectively.

Our Games

We currently operate thirteen games, consisting of ten MMORPGs, one casual MMO game and two strategy webgames. While each of our games is unique, they all share certain common characteristics, including their targeted market. Each of our MMORPGs targets China’s hardcore online game market, which we define as players generally between the ages of 18 and 40. We believe that members of this demographic generally have greater disposable income and are more willing to spend money to improve their characters’ standing in the game. We also believe that our ability to effectively target this market segment has helped facilitate our relatively high average revenue per user.

The following table sets forth certain information relating to the games that we operate and/or license as of March 31, 2013.

Game	Style	Game Source	Launch Date/Status
ZT Online	Free to Play 2D MMORPG	Self-Developed	First Quarter 2006
Giant Online	Free to Play 2.5D MMORPG	Self-Developed	Fourth Quarter 2007
ZT Online Classic Edition	Free to Play 2D MMORPG	Self-Developed	Third Quarter 2008
ZT Online Green Edition	Free to Play 2D MMORPG	Self-Developed	Second Half 2009
King of King III	Free to Play 3D MMORPG	Acquired	Second Half 2009
The Golden Land	Free to Play Strategy Webgame	Self-Developed	Second Half 2009
XT Online	Free to Play 2.5D MMORPG	Self-Developed	Third Quarter 2011
ZT Online 2	Free to Play 2D MMORPG	Self-Developed	Third Quarter 2011
Elsword	Free to Play 3D Casual MMO	License	Fourth Quarter 2011
Allods Online	Free to Play 3D MMORPG	License	Third Quarter 2012
Marine Tycoon	Free to Play Strategy Webgame	Self-Developed	Third Quarter 2012
Spirits of the Warriors	Free to Play 3D MMORPG	Self-Developed	Fourth Quarter 2012
World of Xianxia	Free to Play 3D MMORPG	Self-Developed	Targeting Closed Beta Testing

The following table sets forth, for the periods indicated, certain user statistics for our games.

	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012
	(in thousands, except average revenues per user)
Average Concurrent Users	681	685	694	702
Peak Concurrent Users	2,288	2,307	2,328	2,370
Active Paying Accounts	2,184	2,216	2,241	2,300
Average Revenues per User (RMB)	228	233	238	238

ZT Online Franchise

The ZT Online Franchise consists of our internally developed games under our flagship ZT Online 1 Series and ZT Online 2. Revenues from the ZT Online Franchise accounted for substantially all of our net revenues in each of 2010, 2011 and 2012. The ZT Online 1 Series consists of ZT Online, ZT Online Classic Edition, and ZT Online Green Edition.

ZT Online

ZT Online is a free-to-play 2D MMORPG with an ancient Chinese martial arts theme, and was the first game that was wholly developed by our internal product development team. Players assume one of eight different roles, including soldiers and magicians, in ten different kingdoms. Players develop martial arts skills, use magical weapons and team up with other players to fight against monsters and players from other kingdoms. In addition, ZT Online offers expansion packs and other regular updates to enrich the overall gameplay experience. ZT Online is free of charge to play, with virtual items available for purchase within the game. ZT Online allows players to purchase a wide range of virtual items for their characters using their virtual coins. These include weapons, clothing, pets, ceremonies and rites. ZT Online offers an uninterrupted play experience, where players can choose to enter the game 24 hours a day, seven days a week. ZT Online can be accessed from any location with an internet connection.

ZT Online Classic Edition

ZT Online Classic Edition is a free-to-play 2D MMORPG based on the original version of ZT Online during its first year of operation in 2006, and excludes enhancements and updates made to ZT Online after 2006.

ZT Online Green Edition

ZT Online Green Edition is a free-to-play 2D MMORPG that features an in-game economy that emphasizes affordable gameplay. The game also includes additional maps, skills and items.

ZT Online 2

ZT Online 2 is an internally developed free-to-play 2D MMORPG martial arts sequel to our flagship game ZT Online. ZT Online 2 features new 2D graphics with added advanced 3D particle effects that improve the visual display. We adopted a new transaction-based revenue model in ZT Online 2, which differs significantly from the item-based revenue model that we use in most of our other online games. As a result, ZT Online 2 places less emphasis on purchasing virtual items and more emphasis on a player improving their character’s ranking and abilities through in-game goals and quests. All virtual items (consumable or permanent) can be traded within the game among players in exchange for virtual coins. We generate revenue by selling game points to players who then convert them to virtual coins in ZT Online 2 and use them to purchase in-game items from other players. In addition, we also charge a transaction fee on each sale and purchase of in-game items between players. ZT Online 2 was developed by an internal studio that we reorganized into Jujia Network, one of our 51% owned game development studios. For a discussion of our ongoing game development studio reorganization, see “Item 4. Information on the Company — Business Overview – Game Development and Sourcing – Game Development.”

Giant Online

Giant Online is an internally developed military-themed 2.5D MMORPG set in the modern era. In 2.5D games, the background and items are depicted in 3D, while the characters are depicted in 2D. Giant Online players may assume one of the fourteen different roles, including assault troops and bomb experts. The game world is divided into numerous kingdoms. Each player must guide his or her character to develop skills and cooperate with other players from their kingdom to fight against those from other kingdoms. In addition to the functions that traditional MMORPGs provide, Giant Online includes a variety of other features and functions that we believe enhance the player experience. For example, players can equip their characters with numerous modern weapons, ranging from small-scale items such as pistols, to larger items like tanks and aircraft carriers. Large scale battles can be fought over land, sea and air. Apart from waging war, characters can also engage in various forms of in-game social interaction, such as friendship and even romance. Giant Online was developed by an internal studio that we reorganized into Juhuo Network, one of our 51% owned game development studios. For a discussion of our ongoing game development studio reorganization, see “Item 4. Information on the Company — Business Overview – Game Development and Sourcing – Game Development.”

King of King III

King of Kings III, or KIII, is a three-dimensional MMORPG experience set in a European-style magical world. Players assume the roles of KIII heroes as they explore a virtual world of forests, medieval cities and castles. KIII is the third episode of the King of Kings series of MMORPGs, which was first launched in Taiwan in 1999. We acquired the intellectual property rights to KIII from Lager Network in 2007. In 2010, we transferred the intellectual property rights of KIII to our affiliated company Huayi Giant, subsequently renamed Beijing Giant Zhengtu, in which we currently own an 85% interest.

The Golden Land

The Golden Land is a free-to-play medieval strategy browser game that allows the player to control many fighting units at once, and combines different elements from shooter, role playing and strategy battle games. The story revolves around a medieval knight and his adventures in Europe. Players can advance by means of city construction, wild battles, questing, as well as participating in alliance battles. The Golden Land was developed by an internal studio that we reorganized into Juhe Network, one of our 51% owned game development studios. For a discussion of our ongoing game development studio reorganization, see “Item 4. Information on the Company — Business Overview – Game Development and Sourcing – Game Development.”

XT Online

XT Online is a free-to-play 2.5D ancient Chinese martial arts MMORPG that enables players to practice different schools or styles of martial arts with the goal of becoming a master, while focusing on brotherhood and trust-building with other martial artists. The player starts off as an apprentice under one of six powerful clans and goes on a quest to fight monsters, acquire powerful weapons and mystical pets, form guilds and take part in player versus player battles. XT Online was developed by Snow Wolf Software, a game development studio in which we acquired a 51% interest in May 2009.

Elsword

Elsword is a 3D anime side-scrolling advanced casual MMO that we licensed for operation in China. The game is based on a Korean manga and allows a player’s character to form a party or to go solo through hundreds of quests while leveling up and acquiring special virtual items. Players can also compete for rankings in player versus player mode. Elsword was developed by KOG Co., Ltd, or KOG, a South Korean game company.

Allods Online

Allods Online is a free-to-play 3D MMORPG that we licensed for operation in China. In Allods Online, players can choose from two warring factions, six races and eight different roles. Gameplay is centered on building ships to sail and explore the vast and magical world of Astral. Players can test their skills and earn rewards in player versus player scenarios on different maps and also participate in a guild system. Allods Online was developed by Mail.Ru Games, or Mail.Ru, a game company established in the Russian Federation, and is currently operated in the Russian speaking markets, the United States, Europe (United Kingdom, Germany and France), Turkey, Japan, Brazil, the Philippines and Taiwan.

Marine Tycoon

Marine Tycoon is a 2D flash-based strategy webgame that combines various role-playing game elements with merchant trading, town building, sea exploration, battles, and treasure hunting. The story is set in mid-16th century Europe. Marine Tycoon was developed by an internal studio that we reorganized into Juhe Network, one of our 51% owned game development studios.

Spirits of the Warriors

Spirits of the Warriors is a free-to-play 3D MMORPG based on the Three Kingdoms period from ancient Chinese history. Spirits of the Warriors utilizes high dynamic range (HDR) imaging to make the graphics more detailed and the overall game more realistic. Players can personalize and develop generals and other famous historic figures from the Three Kingdoms era. Players can also expand their territories through strategies and battles. Spirits of the Warriors was developed by Julun Network, which became our wholly-owned subsidiary after we acquired the Company in November 2010.

World of Xianxia

World of Xianxia is a 3D MMORPG based on traditional Chinese mythological stories and folk tales, with battles among immortals, devils and humans. World of Xianxia presents unique gameplay such as player killing, or PK, between immortals and devils, a magic treasure system, and an innovative group versus group social structure, each of which are depicted by high quality graphics. World of Xianxia was developed by an internal studio that we reorganized into Juhuo Network, one of our 51% owned game development studios.

Game Pipeline

The following table sets forth certain information relating to select games from our pipeline as of March 31, 2013. In addition to the games listed below, we have a number of MMORPG games, webgames and mobile games currently under development by our game studios.

Game	Style	Game Source	Status
The Sky	Free to Play Action Role Playing Webgame	Self-Developed	Internal Testing
Glorious Mission	3D First Person Shooter Game	Self-Developed	Development and Targeting Engineering Testing
Genesis of the Empire	Free to Play Strategy Webgame	Self-Developed	Internal Testing

The Sky

The Sky is a 2D flash-based action RPG webgame that incorporates certain core gameplay mechanics used in ZT Online 2. The Sky offers high quality graphics in the mysterious world of martial arts in which players encounter puzzle based obstacles with different paths to choose from. We expect to commercially launch The Sky in 2013. The Sky was developed by an internal studio that we reorganized into Jujia Network, one of our 51% owned game development studios.

Glorious Mission

Glorious Mission is our first self-developed first person shooter game and, we believe, the only game in the world that is playable from the perspective of the People’s Liberation Army, or PLA. With the support of China’s military, Glorious Mission will allow players to use weapons, equipment and vehicles modeled after the real ones used by the PLA soldiers. The game will be based on the Unreal 3 engine and is expected to be the first game developed in China using Microsoft’s DirectX 11 multimedia protocol. We expect to conduct various testing stages in 2013 and aim for a launch towards the end of 2013 or early 2014.

Genesis of the Empire

Genesis of the Empire is a flash-based action role playing webgame based on the storyline from the Romance of the Three Kingdoms, a classic Chinese novel. With high quality graphics and an innovative user interface developed by an experienced game design team, players are immersed in a very realistic environment. In addition, improving a character’s skills no longer relies on simple quests and defeating monsters, but by participating in a variety of events and activities. The game begins with a mysterious boy who follows in the path of heroes to defend his country, save his people, and suppress rebellions. The shadows of his past will be unraveled as he ascends the stairs to success. Genesis of the Empire was developed by an internal studio that we reorganized into Juzi Information, one of our 51% owned game development studios.

Operation of Our Games

Our platform support team and our maintenance team presently consist of 123 personnel, and are responsible for managing our game platform and in-game environment.

We rely on our platform support team to maintain and upgrade our 4,145 servers in 253 server groups located in internet data centers in eight cities throughout China. We employ platform support personnel locally where our server groups are housed, and therefore, they are generally able to resolve hardware and/or software issues within several hours or less.

Our maintenance team closely monitors our in-game environment to ensure that internet connection and data transmission are adequate, game features are functioning properly, and harmful or illegal behaviors by players are identified and desciplined. Our maintenance team’s input is often adopted in our subsequent game updates and enhancements.

Game Development and Sourcing

Ten of thirteen games that we currently operate are self-developed. We have also licensed the rights to operate games in China from certain third party developers. In addition, we have expanded our game portfolio and our business in general, through acquisition, investments and other strategic cooperation agreements.

Game Development

Our game development process generally begins with the approval of a new game concept by our Project Review Committee. Following its approval, a new project is formally established and staff members are assigned to the project. The project team then further enhances the game development plan, including a proposed storyline, technical parameters and baseline artwork, before a formal kick-off of the project.

As of December 31, 2012, we employed 914 game developers, including software programmers, platform technicians, artists and quality control personnel. Most of our software programmers and platform technicians have extensive game and software development experience. We rely on our quality control team at each stage of the game development process to ensure quality and playability.

In 2008, we introduced Win@Giant, an incubation program designed to, among other things, identify, recruit and incentivize talented individuals in the areas of game design and development. In 2009, in connection with our Win@Giant initiative, we began to reorganize our game development studios by establishing various subsidiaries that are 51% owned by us and 49% owned by the relevant development team members. This studio reorganization is ongoing, as we generally establish a new subsidiary in connection with the Win@Giant initiative each time one of our internal studios creates a commercially successful game. Each reorganized studio only focuses on producing and supporting internally developed games, which we believe will give them greater incentive to make their games commercially successful. As a result of this reorganization, Giant Online is supported by Juhuo Network, and ZT Online 2 is supported by Jujia Network. Our current intention is that eventually all of our self-developed games, except for the three games in the ZT Online 1 Series, will be supported by studios that include key members of the development team as non-controlling shareholders. Notwithstanding this reorganization, the designated wholly-owned subsidiary of the Company or Giant Network shall continue to be the sole owner of the game software copyrights relating to the self-developed games supported by the reorganized studios, except that the copyright relating to XT Online is owned by Snow Wolf Software, a 51.07% owned subsidiary of the Company, and the copyright to KIII is owned by Beijing Giant Zhengtu, a 85% owned subsidiary of the Company. See “Item 4. Information on the Company—Business Overview —Intellectual Property”. For a discussion of risks relating to our game development studio reorganization, see “Item 3. Key Information — Risk Factors — Risks Related to Our Business and Industry —We may not be able to successfully implement our growth strategies, which would materially and adversely affect our revenue, profitability and competitiveness,” and “Item 3. Key Information —Risk Factors —Risks Relating to Our Business and Industry — The reorganization of our game development studios could materially and adversely affect our results of operations as a portion of the profits from games developed or operated by these studios will be shared with the non-controlling shareholders of these studios,” and Item 4.C, Information on the Company—Organizational Structure.”

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

As most of our games are self-developed, we do not need to spend time and resources to localize these games for the China market, which helps to reduce the time required to develop and release expansion packs and updates.

We release expansion packs, updates and patches for our games on a regular basis. Expansion packs are large enhancements that include many new features and generally require several months to develop. Updates are less extensive than expansion packs, but often include new maps, virtual items and services. We distribute updates electronically through our official game website and in DVD form through our marketing network. Patches are generally designed to fix bugs and are developed and released as needed.

Game Licensing

We license the rights to operate games in China from certain third party developers. In December 2009 we entered into a license agreement to operate Elsword, which was developed by KOG of South Korea, and in January 2010 we entered into a license agreement to operate Allods Online, which was developed by Mail.Ru of Russia. In March 2013, we entered into a license agreement with a well known Korean game developer and obtained the exclusive rights to operate and distribute a localized version of a 3D MMORPG game developed by such developer in mainland China. The cost of games licensed from third party developers generally consists of an upfront licensing fee, which we typically pay in installments, and royalties, which are equal to a percentage of revenues we generate from operating the games. Generally our license agreements expire three to five years after the commencement of open beta testing. Our licensors also agree to provide us with basic technical support, as well as updates without additional charge.

Acquisition and Strategic Cooperation

We have expanded our game portfolio, and our business in general, through acquisitions, equity investments, and other strategic cooperation arrangements. For example, in 2008 we made a minority investment in the amount of US$50.8 million in 51.com, formerly a China-based social networking company which transitioned into an online game developer and operator in recent years, and in 2009 we made a minority investment in the amount of US$5.0 million in Mobile Embedded Technology Inc., a mobile platform operating company. In April 2011, we committed to invest RMB30.0 million in Beijing Innovation Work Investment Center (LP), or Innovation Work, an early-stage China-based internet and technology company investment fund, which is led by Mr. Kai-Fu Lee, a well-known business leader in the internet space in China. In September 2011, we invested US$50 million in the Yunfeng e-Commerce Funds, or the Yunfeng Fund, for the purpose of purchasing ordinary shares of the Alibaba Group Holding Limited, or the Alibaba Group, China’s leading e-commerce company.

In addition, in October 2012, for a purchase price of RMB57.25 million (US$9.2 million), we reacquired 51% equity interest of Huayi Giant, which we previously sold to Huayi Brother Media Corporation in December 2010 for the same amount. Huayi Giant, renamed to Beijing Giant Zhengtu after our repurchase, holds the intellectual property and employs the development team for KIII. Following the transaction, we hold a total of 85% interest in Beijing Giant Zhengtu, 51% interest through Zhengtu Information and 34% interest through Giant Network. Accordingly, Beijing Giant Zhengtu became one of our consolidated subsidiaries post the reacquisition.

We also committed to invest a total of RMB8.0 million (US$1.3 million) in Beijing Dijiang Network Technology Co., Ltd., or Dijiang Network, a game development company focusing on mobile games in October 2012. As of December 31, 2012, we have invested RMB3.0 million (US$481,500) in Dijiang Network, while the remaining portion of the committed investment is to be injected upon the satisfaction of certain R&D and operation milestones.

Distribution and Marketing

Distribution

Most of our games are free of charge to play. Players may purchase physical or virtual prepaid game cards and game points from our official game website, internet cafés and other distribution channels. Players may convert game points to virtual coins to purchase a wide range of virtual items and services in our games.

We maintain an official game website dedicated to our games and distribute our game software to players free of charge.

We distribute our physical prepaid game cards through our network of distributors and our virtual prepaid game cards through our official game website as well as distributors. Our physical prepaid game cards generally expire two years after issuance, while our virtual prepaid game cards have no expiration date.

Distribution Network

As of December 31, 2012, our distribution network included more than 100 non-exclusive regional distributors. Our distributors purchase our prepaid game cards from us at a pre-set discount. They subsequently resell these prepaid game cards to retail outlets and sub-distributors, who then distribute them to internet cafés, newsstands, convenience stores, software stores and book stores. We require full payment prior to delivery of prepaid game cards to distributors. We offer our distributors volume-based incentives in the form of prepaid game cards which are accrued for and settled and paid to the distributors every six months.

We generally enter into an annual distribution agreement with a distributor for a designated sales territory. Our distribution agreements contain both sales goals and market penetration ratios, whereby the distributor is required to sell our prepaid game cards in the agreed upon minimum number of internet cafés in their designated territory. We also require each distributor to work closely with us and support our marketing team in their year-around marketing and promotional activities. Our distribution agreements are non-exclusive and do not prohibit our distributors from working with our competitors.

Direct Online Sales

We sell virtual prepaid game cards directly to players through our official game website using third-party online payment platforms, such as China Alipay (a system provided by Alipay.com Co., Ltd), China UnionPay (a system provided by Shanghai China UnionPay E-Payment Service Co., Ltd), 99Bill Corporation, China PnR (a system provided by Shanghai China Payment and Remittance Network Technology Co., Ltd) and e-payment platform (a system jointly supported by some major commercial banks, such as China Construction Bank and Agriculture Bank of China) to facilitate online payment within China. The above-mentioned third-party online payment service providers charge us service fees of approximately 0.3% of gross revenue of our direct online sales, which is significantly less than the discounts and volume-based incentives that we offer to our distributors.

Licensing of Our Games

In addition to operating our games in China, we also license our games to overseas online game operators, and other PRC game companies. The following table sets forth certain information relating to our material license agreements with third parties for the operation of our games:

Name	Territory of License	Licensee	Date of License

ZT Online	Taiwan\Hong Kong\Macau\ Malaysia\ Singapore	Lager Network Technologies Inc.	October 2006 (renewed in 2012)

ZT Online Green Edition	Mainland China	Shenzhen Tencent Computer Systems Company Limited	October 2009 (renewed in 2012)

The Golden Land	Taiwan\Hong Kong\Macau	King Rex Himedia Co., Ltd	March 2010

The Golden Land	USA\Canada\Europe (excluding Turkey, Russia and Russian speaking countries)	Aeria Games & Entertainment Inc.	March 2011

The Golden Land	Russia and Russian-speaking regions	Vebanaul Holdings Ltd. (Syncopate)	May 2011

XT Online	Vietnam	FPT Online Joint Stock Company	January 2011

ZT Online 2	Taiwan\Hong Kong\Macau	USERJOY Technology Co., Ltd.	November 2011

ZT Online 2 Micro-client Version	Mainland China	Qihoo 360	July 2012

Genesis of the Empire	South Korea	Entermate Co., Ltd.	November 2012

Genesis of the Empire	Vietnam	E-Learning and E-Entertainment Service Development Joint Stock Company (VDC-Net2E)	December 2012

Marine Tycoon	Taiwan\Hong Kong\Macau	Bigeyes International Company Limited	November 2012

World of Xianxia	Taiwan\Hong Kong\Macau	Koram Games Limited	November 2012

World of Xianxia	Malaysia\Singapore\Indonesia\Thailand	Koramgame (M) Sdn. Bhd.	November 2012

The Sky	Taiwan\Hong Kong\Macau	Koram Games Limited	November 2012

Pursuant to our license agreements, we generally allow the licensees to exclusively operate, promote, service and distribute our games and game-related products in the licensed territories. In return, we are entitled to ongoing royalties, which are based on the consumption of game points by players with game accounts registered with the licensees. The licensees are generally responsible for the sales and marketing of our games in the given territories. The licensees are also responsible for maintenance of the network infrastructure and customer service, while we are responsible for technical support, including providing upgrades and periodic updates of our games, on an if and when available basis, if any. Our license agreements are typically for a term of two to five years.

In December 2011, we licensed a mobile phone version of Golden Land to Aeria Games & Entertainment Inc. and Vebanaul Holdings Ltd., or Syncopate, for publication on the Apple Inc.’s iOS platform in North America, Europe and Russian-speaking countries.

In 2012, we significantly expanded our geographic footprint through our overseas business partners. We licensed four new games, consisting of Genesis of the Empire, Marine Tycoon, World of Xianxia and The Sky, to territories outside mainland China, including Taiwan, Hong Kong, Macau, South Korea and various Southeast Asian countries. In addition, in July 2012 we announced a collaboration with Qihoo 360 to operate the micro-client version of ZT Online 2, on Qihoo 360’s platform. We expect to attract additional users through such collaboration.

Marketing

We advertise our games on internet portals such as 17173.com and qq.com, search engines such as baidu.com, internet security service privider’s platforms such as Qihoo 360 Safe Guard, and internet café online platforms such as i-Café Mavin. Our internet advertisements link visitors directly to our game website, where they can register to play our games.

Besides online advertising, we also place commercials on television channels such as Jiangsu Satellite TV Network, and flat screens ads on subways and buses in major cities in order to reach out to a larger audience. These traditional offline ads also help to build our brand awareness.

Due to the social appeal of online games, word-of-mouth is becoming a more important means to promote our games. We utilize various social media such as Sina’s Weibo to market our games. One of our major ongoing marketing strategies is to continue to retain our existing players while attracting new players through existing marketing machanisms.

As of December 31, 2012, we dismissed all of our sales liaison personnel, which at the end of 2011 were approximately 420 people. Due to the continued growth of our game points sales through third party online payment systems and our direct partnership with internet cafés, our sales liaison personnel’s previous job functions have been eliminated.

Payment and Pricing

We sell prepaid game cards, both physical and virtual, through our network of distributors and game points through our official game website that enable players to purchase virtual items and services in our games. Each prepaid game card contains a unique access code and password that requires players to register on our official game website in order to load game points to their respective game account. Currently, game points may be allocated to any of our online games at the player’s choice. Players may then convert their game points to virtual coins in a specific game and use them to purchase virtual items or services in the game.

The prepaid game cards offered by our distributors are sold in a variety of denominations, ranging from RMB10 (approximately US$1.6) to RMB500 (approximately US$80.3). Purchasers can also purchase virtual prepaid game points on our official game website for any whole number denomination, starting at a minimum of RMB1 (approximately US$0.16). We generally develop a pricing curve to set the retail prices for the virtual items that we offer in our games. Pricing curves are determined by a number of factors, including the demand and supply of in-game virtual items, power and value that a particular virtual item or service provides, and players’ game playing patterns and spending habits. Since the commercial launch of our first game, ZT Online in January 2006, we have tracked and accumulated player data for all of our games, which provides us with an extensive database to generate statistical player patterns to determine reasonable pricing of for the virtual items in our games.

Customer Service

We regard high quality customer service as one of our key differentiators when compared to our competitors. We are committed to providing prompt responses to our players’ inquiries. We serve our customers primarily through the following channels:

•	a customer call center, which serves our customers 24 hours per day, seven days per week;

•	VIP on site services;

•	dedicated online discussion forums; and

•	email.

Examples of services we provide include addressing problems in loading game points to game accounts, retrieving forgotten passwords and recovering lost game accounts, virtual items and in-game characters. In addition, we also investigate and address irregularities in game operations reported by players, including eliminating cheating programs that enable a player’s game characters to acquire superior in-game capabilities through illegal software.

As of December 31, 2012, our dedicated customer service team consisted of 366 employees. We expect to maintain our customer service team at approximately the current size in the near future. In addition to providing customer support, our representatives also collect players’ feedback and generate weekly reports for our management and game operation teams to keep them informed of any important issues raised and how problems were solved.

Our Proprietary Technology

As a developer of MMORPGs, we have focused our technology development efforts on making our games truly massively multiplayer games. These efforts have resulted in proprietary server technology that enables a greater number of players to simultaneously interact with each other in our games. This technology allows us to “cluster” together a number of servers to create greater capacity for each of the shards in which our players’ game characters exist. For example, in each of the games in the ZT Online franchise, over 40,000 players are able to interact with each other in a single shard, which we believe is more than most other MMORPGs in China.

Operational Infrastructure

We believe we have a reliable and secure operational infrastructure to fully support our games. As of December 31, 2012, our server network for our game operations consisted of 4,145 servers in 253 server groups with a total capacity to accommodate up to six million concurrent online users. These servers, all of which are owned by us, are located at various internet data centers in the following eight major cities throughout China: Shanghai, Beijing, Shenzhen, Wuhan, Xi’an, Tianjin, Zhengzhou and Nanjing. Each server has a fully redundant power supply and diesel power generator backup in case of power shortage.

We directly access the internet backbone network through 79 gigabyte bandwidth lines jointly supplied by China Telecom and China Netcom. Our primary hardware suppliers include Hewlett-Packard, Huawei, Cisco and Dell, and we have entered into agreements with each of them for warranty and maintenance services for our hardware platform. As of December 31, 2012, we employed 112 technical support staff to maintain our current technology infrastructure and develop new software features to further enhance the functionality of our management and security systems.

We take stringent measures to ensure the security of our players’ data on our servers. We have successfully obtained ISO 27001 certification, which relates to all forms of information security.

Competition

Our principal competitors include:

•	domestic online game developers and operators in China, including Tencent Holdings Ltd., Changyou.com Limited, Perfect World Co., Ltd., Shanda Games Limited, NetEase.com; and

•	overseas online game developers that license their games for operation in China, such as Blizzard Entertainment.

Our MMORPGs are currently competing with, among others, the following MMORPGs in China:

•	Fantasy Westward Journey, developed and operated by NetEase.com, Inc.;

•	World of Warcraft, developed by Blizzard Entertainment and operated by NetEase.com, Inc. in China;

•	Tian Long Ba Bu, developed and operated by Changyou.com Limited;

•	Zhu Xian, developed and operated by Perfect World, Co., Ltd.; and

•	MIR II, developed by Wemade Entertainment Co. Ltd. and operated by Shanda Games Limited.

•	Yu Long Zai Tian, developed and operated by Tencent Holdings Ltd.

Other companies may compete with us in marketing activities, quality of online games, and for our distribution network. Some of our competitors have significantly greater financial and marketing resources than we do. For a discussion of risks relating to competition, see “Item 3. Key Information — Risk Factors — Risks Related to Our Business and Industry — We face significant competition, which could reduce our market share and adversely affect our business and net revenue.”

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

The following table sets forth the software copyright registration information relating to our self-developed and acquired games that we registered with the State Copyright Bureau of China and operated as of March 31, 2013:

Registered Software	Copyright Owner
Giant Online Software Version 1.0	Zhengtu Information

ZT Online Software Version 3.0	Zhengtu Information

ZT Online Classic Software Version 1.0	Zhengtu Information

ZT Online 2 Software Version 2.0	Zhengju Information

ZT Online Green Edition Software Version 2.0	Zhengtu Information

The Golden Land Software Version 1.0	Zhengtu Information

XT Online Software Version 1.0	Snow Wolf Software

World of Xianxia Software Version 0.6.0.0	Zhengju Information

Spirit of Warriors Software Version 2.0	Julun Network

King of King III Software Version 2.0	Beijing Giant Zhengtu

Marine Tycoon Version 1.0	Giant Network

We own the rights to over 60 domain names, including but not limited to our official websites and domain names registered in connection with ZT Online franchise. As of December 31, 2012, we own 545 registered trademarks in China and overseas and are in the process of applying for the registration of 231 trademarks in China and 39 trademarks overseas. Despite our precautions, it may be possible for third parties to obtain and use our intellectual property. Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Business — Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business.”

Insurance

Insurance companies in China offer limited business insurance products and do not, to our knowledge, offer business liability insurance. While business interruption insurance is available to a limited extent in China, we have determined that, based on the relatively low risk of disruption, the cost of such insurance and the difficulties associated with obtaining such insurance on commercially reasonable terms make it impractical to purchase such insurance. As a result, we do not have any business liability, disruption or litigation insurance coverage for our operations in China. Except for legally required automobile liability insurance and property insurance for our offices and fixed assets, we do not carry any other property or casualty insurance. Any business disruption or litigation, or any liability or damage to, or caused by, our facilities or our personnel may result in our incurring substantial costs and the diversion of resources. Besides the legally required social insurance, we maintain commercial health insurance and life insurance coverage for all our employees and executive officers. In addition, we maintain director and officer insurance.

Facilities

Our principal offices include approximately 11,200 square meters of space located at No. 3 Building, 700 Yishan Road, Shanghai, which we purchased in 2010. In addition, our principal research and development facilities are located at 988 Zhongkai Road, Zhongshan Street, Songjiang District, Shanghai, in facilities that consist of approximately 7,500 square meters of office space and approximately 90 staff apartments. We lease our Songjiang facilities from Shanghai Jiante, a related party that is controlled by Yuzhu Shi, our chairman and chief executive officer. For a discussion of our lease agreement with Shanghai Jiante, see “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions.” We also lease additional office space in Shanghai, Hong Kong, Hangzhou, Beijing, Wuxi and Zhuhai. We believe our existing facilities are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

Regulation

Our business, including the operation of online games and the posting of online game-related content on our websites, is subject to various PRC laws and regulations relating to the telecommunications industry, the internet and the online game industry, and is regulated by various government authorities, including the State Council, the Ministry of Industry and Information Technology, or MIIT, GAPP, the State Administration for Industry and Commerce, or SAIC, the Ministry of Culture, or MOC, the National Copyright Administration, or NCA, the Ministry of Public Security, or MPS, and the Bureau of State Secrecy, or BSS. For a description of legal risks relating to our ownership structure and business, see “Item 3. Key Information - Risk Factors - Risks Related to the Regulation of Our Business.”

The principal PRC regulations governing internet content as well as online game services in China include:

•	Telecommunications Regulations (2000);

•	the Internet Information Services Administrative Measures (2000);

•	the Administrative Measures on Internet Electronic Bulletin Board Services (2000);

•	the Tentative Measures for Administration of Internet Publication (2002);

•	the Measures on Computer Software Copyright Registration (2002);

•	the Notice of the Ministry of Culture on Enhancing the Supervision on Internet Culture Market (2002);

•	the Notice on Enhancing the Content Review Work of Online Game Products (2004);

•	Some Opinions of the Ministry of Culture and the Ministry of Information Industry on the Development and Administration of Online Games (2005);

•	the Notice on the Work of Purification of Online Games (2005);

•	the Notice on Strengthening the Administration of Foreign Investment in the Operation of Value-Added Telecommunication Business (2006);

•	the Notice on the Implementation of Online Game Anti-Addiction System to Protect the Physical and Psychological Health of Minors (2007);

•	the Notice Relating to Further Strengthening the Administration Work on Internet Cafés and Internet Games (2007);

•	the Administrative Provisions on the Publishing of Electronic Publications (2008);

•	the Administrative Rules for Foreign Investments in Telecommunications Enterprises (2008);

•	the Administrative Measures for Telecommunications Business Operating Licenses (2009);

•	the Administrative Measures on Software Products (2009);

•	the Notice on Strengthening the Administration of the Virtual Currency in Online Games (2009);

•

the Notice Regarding the Consistent Implementation of the Stipulations on “Three Provisions” of the State Council and the Relevant Interpretations of the State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of Pre-examination and Approval of Internet Games and the Examination and Approval of Imported Internet Games (2009);

•	the Notice on Improving and Strengthening the Administration of Content in Online Games (2009);

•	the Tentative Measures for Online Game Administration (2010);

•	the Notice on the Implementation of the Tentative Measures for Online Game Administration (2010);

•	the Tentative Measures for Administration of Internet Culture (2011);

•	the Notice on Issues Relating to the Implementation of the Tentative Measures for Administration of Internet Culture (2011);

•	the Foreign Investment Industrial Guidance Catalogue ( revised in 2011);

•	Several Provisions Regulating the Order of Market for Internet Information Services (2011);

•	the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company (2012);

•	Several Provisions on Regulating the Market Order of Internet Information Services (2012);

•	the Decision to Enhance the Protection of Network Information (2012);

•	Provisions on Several Issues Concerning the Application of Law for Trial of Civil Dispute Cases Involving Infringement of the Right to Network Dissemination of Information (2012); and

•	Rules of Protection on Information Network Dissemination Rights (2013).

Restrictions on Foreign Ownership

Current PRC laws and regulations impose substantial restrictions on foreign investors’ ability to engage in online game businesses in China. Pursuant to these regulations, a foreign investor is currently prohibited from owning more than 50% of the equity interest in a foreign-invested telecommunications enterprise that provides value-added telecommunications services. Internet content services are classified as basic telecommunications businesses and value-added telecommunications businesses. In addition, foreign-owned enterprises are currently not permitted to apply for several licenses that are essential for online game operations in China. As a result, we conduct our internet content and online game businesses in China through contractual arrangements entered into between one of our PRC subsidiaries, Zhengtu Information and Giant Network, which is wholly owned by Lu Zhang, Wei Liu, Chen Cheng, Tao Yue, Kai Chen, Haixiao Lin, Yonggui Wang, Fabing Qu, Yuliang Feng and Shanghai Lan Lin Bio-Technology Co., Ltd.

In July 2006, the MIIT issued the Notice on Strengthening the Administration of Foreign Investment in the Operation of Value Added Telecommunication Business, or the MIIT Notice, which reiterates certain provisions under the Administrative Rules on Telecommunications Enterprises. According to the MIIT Notice, foreign investors can only operate a telecommunications business in China by establishing a telecommunications enterprise with a valid telecommunications business operation license. Domestic ICPs are prohibited from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, or providing any resources, sites or facilities to foreign investors to facilitate the illegal operation of telecommunications businesses in China. The MIIT Notice also requires that ICPs (including their shareholders) shall directly own the domain names and registered trademarks that they use in daily operations. The MIIT Notice further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities within its licensed regions. In addition, all value-added telecommunication service providers are required to improve the network and information security, draft relevant information safety administration regulations and set up networks and information safety emergency plans. The provincial communications administration bureaus in charge of telecommunications services were required to ensure that existing ICPs conducted a self-assessment of their compliance with the MIIT Notice and to submit status reports to the MIIT before November 1, 2006. For those companies that do not comply with the above requirements and fail to rectify the noncompliance within the limited period set by provincial communications administration bureaus, the provincial communications administration bureaus may revoke their operating licenses.

In September 2009, the GAPP, the State Bureau of Copyright and the National Office of Combating Pornography and Illegal Publications jointly published the Notice Regarding the Consistent Implementation of the Stipulations on “Three Provisions” of the State Council and the Relevant Interpretations of the State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of Pre-examination and Approval of Internet Games and the Examination and Approval of Imported Internet Games, or the GAPP Notice. The GAPP Notice restates the general principle espoused in recently promulgated regulations that foreign investment is not permitted in businesses that operate internet games in China. Article IV of the GAPP Notice prohibits foreign investors from participating in internet game operating businesses via wholly owned, equity joint venture or cooperative joint venture investments in China, and from controlling and participating in such businesses directly or indirectly through contractual or technical support arrangements. In the event of a violation of these provisions, GAPP shall, in conjunction with the relevant departments of the State, investigate and handle the same in accordance with the law. In serious cases, the relevant licenses and registrations shall be cancelled. See “Item 3. Key Information - Risk Factors — Risks Related to the Regulation of Our Business — Substantial uncertainties and restrictions exist with respect to the application and implementation of PRC laws and regulations in the online game industry. If the PRC government finds that our past or current structure for our business operations does not comply with PRC laws and regulations, we may lose control of Giant Network, resulting in its deconsolidation, and could be subject to severe penalties, including ceasing our operations.”

In our opinion, the ownership structure of Zhengtu Information and Giant Network and our contractual arrangements with Giant Network and its shareholders comply with all existing PRC laws, rules and regulations. However, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there may be changes and other developments in the PRC laws and regulations or their interpretations. Accordingly, we cannot assure you that PRC government authorities will ultimately take a view that is consistent with our opinion.

Regulation of Licenses

Online game operators are required to hold a variety of permits and licenses, including:

ICP License. Under current PRC laws and regulations, a commercial operator that provides internet content services must obtain a value-added telecommunications business operating license, or ICP license, from the appropriate telecommunications authorities in order to engage in any commercial internet content operations in China. Giant Network holds a valid ICP License.

Internet Culture Operation License. With respect to the online game industry in China, since online games fall into the definition of “internet culture products” under the Tentative Measures for Administration of Internet Culture issued by MOC on February 17, 2011, a commercial operator of online games must obtain an internet culture operation license from the appropriate culture administrative authorities. Giant Network holds a valid internet culture operation license.

Internet Publishing License. The GAPP and the MIIT jointly impose a license requirement on companies that engage in internet publishing, which is defined as any online transmission act by an internet information service provider to select, edit and publish content or programs on the internet, or transmit such content or programs for public browsing, perusal, use or downloading. According to the Tentative Measures for Administration of Internet Publication (2002), the provision of online games is identified as an internet publication activity. Therefore, an online game operator must obtain the approval from the appropriate press and publication administrative authorities as an internet publisher in order to carry on its online game businesses in China. Giant Network holds a valid internet publishing license.

Online Bulletin Board Service Approval. The MIIT has promulgated rules requiring ICPs that provide online discussion forum services to obtain approval from relevant telecommunication authorities. Giant Network has received these approvals in connection with the discussion forums that we operate.

In addition to the aforementioned permits and licenses that are required for online game operators, additional approvals or registrations are required with respect to each online game that we operate. These include those described below under “Regulation of Internet Content” and “Regulation of Information Security.”

Regulation of Internet Content

The PRC government promulgates measures relating to internet content through a number of ministries and agencies, including the MIIT, the MOC and the GAPP. These measures specifically prohibit internet activities, which include the operation of online games, that result in the publication of any content which is found to propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of China, or compromise State security or secrets. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its operations.

Under the Administrative Provisions on the Publishing of Electronic Publications promulgated on February 21, 2008, and other regulations issued by GAPP, if a PRC company is contractually authorized to publish online games imported or licensed from abroad, it must obtain the approval of, and register the copyright license contract with GAPP. In addition, according to the Notice on the Work of Purification of Online Games jointly issued by the MOC, the MIIT and other governmental authorities in June 2005, online games software must be registered and filed as software products in accordance with the Administrative Measures on Software Products for the purpose of being operated in China. Furthermore, in accordance with the Notice on Enhancing the Content Review Work of Online Game Products (2004) promulgated by the MOC, imported and domestic online games are subject to a content review by or filing with the MOC prior to operation in China. On April 24, 2009, the MOC issued the Public Announcement on Regulating Applications for the Examination of the Content of Imported Online Game, or the Announcement. The Announcement emphasizes that enterprises operating imported online games must have the content of those games examined and approved by the MOC. On November 13, 2009, the MOC issued the Circular on Improving and Strengthening the Administration of Content in Online Games. This circular emphasizes that a correct culture value tendency shall be maintained to enhance the culture implication in online games, and modes of the games which mainly comprise of upgrading by killing beasts, the PK system and the marriage system in the game shall be restricted to protect minor game players by guiding them in registration and limiting their gaming time through technical measures. This circular also requires online game operators to establish and maintain committees to monitor game content.

On June 3, 2010, the MOC issued the Tentative Measures for Online Game Administration, or the Online Game Measures. The Online Game Measures defines “online games” as “game products and services composed of software programs and information databases, provided via the internet or mobile networks or other information networks” and requires that domestic online games must be filed with the MOC within 30 days of their initial launch, as well as in the event of any substantial change to the game, such as prominent modification to a game’s storyline, language, tasks or trading system. The Online Game Measures also require that all imported online games be subject to content review prior to their launch.

On July 30, 2010, the MOC issued the Notice on the Implementation of the Tentative Measures for Online Game Administration. This notice emphasizes the protection of minors playing online games and requests online game operators to promote real-name registration of their game users.

On December 29, 2011, the MIIT issued Several Provisions Regulating the Order of Market for Internet Information Services. These provisions indicate that MIIT will supervise internet information service activities according to law and that internet information service providers are not allowed to conduct certain activities such as maliciously interfering with the services of other internet service providers, maliciously interfering with the download, installation, operation and upgrade of software products related to internet information services, fabricating or spreading false statements that prejudice the legitimate interests of other internet service providers, and defaming the services or products of other internet service providers.

Regulation of Information Security

Internet content in China is also regulated and restricted in relation to state security. The Standing Committee of the National People’s Congress, China’s national legislative body, in 2000 enacted the Decision on Internet Security Protection in 2000, which was amended in August 2009 that can subject offenders to criminal punishment if they engages in any effort to gain improper entry into a computer or system of strategic importance, disseminate politically disruptive information, leak state secrets, spread false commercial information, or infringe intellectual property rights.

The MPS has promulgated measures that prohibit use of the internet in ways which result in the disclosure of state secrets or the spread of socially destabilizing content. The MPS has supervision and inspection rights in this regard, and we may be subject to the jurisdiction of its local security bureaus. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.

In addition, the PRC Law on the Preservation of State Secrets, requires an internet service provider to discontinue disseminating any information it believes disclose state secrets and to report to the state security and public security authorities. Failure to do so on a timely and adequate basis may subject the internet service provider to liability and penalties.

Import and Export Regulation

Our ability to obtain intellectual property rights to online games from outside of China and from Hong Kong, Macau and Taiwan is subject to several regulatory restrictions. We are required to obtain approval of imported internet games from GAPP. In the event our imported internet games have not been examined and approved by GAPP, GAPP may instruct the relevant local department for the administration of press and publication to ban those games, and suspend their operation, and inform the department for the administration of telecommunications to cancel the relevant internet access service and close down the related websites. The Ministry of Commerce requires us to register any agreement with an exporter of technology, including those exporters based in Hong Kong, Macau, Taiwan and areas outside of China, whenever we import technologies such as online game software into China. In addition, the Ministry of Culture requires us to submit each online game that we wish to import for content review and approval. If we import into China and operate online games without obtaining game content approval, the Ministry of Culture may impose certain penalties on us, including the revocation of our internet culture operation license that is required to operate online games in China. Furthermore, the State Copyright Bureau requires us to register copyright license agreements that relate to imported software. Without completing registration with the State Copyright Bureau, we are not permitted to publish or reproduce imported game software in China. The Ministry of Information Industry also requires us to register online games that we wish to import in order to operate those imported online games in China.

Our ability to export our software is regulated in various ways. According to the Software Export Administration and Statistic Measures jointly issued by the Ministry of Commerce, the Ministry of Science and Technology, the National Bureau of Statistics of China and SAFE on October 25, 2001, we are required to submit our software export contracts to the data center of the Ministry of Commerce and obtain a registration license. In addition, if the software is deemed to be software for which exports are restricted, we are required to obtain the Ministry of Commerce’s approval before we may begin substantial negotiations regarding the software export and we are also required to obtain an approval certificate from the Ministry of Commerce before we sign the software export contract. If our software is deemed to contain a national secret, we must obtain approval from the Ministry of Science and Technology before we may commence substantial negotiations regarding the software export. Although there are no explicit penalties set forth in these regulations for lack of such registration, failure to register an agreement where such registration is required may result in restrictions concerning foreign exchange, banking and taxation matters relating to such agreements. We have not registered all of the game license agreements under which we authorize overseas third-party online game operators to operate our online games, and so far we have not encountered any problems with respect to foreign exchange, banking and taxation matters relating to our license agreements, nor have we received any notice from any governmental authority requiring us to complete the registration of our game license agreements.

Intellectual Property Rights

China has adopted comprehensive legislation governing intellectual property rights, including trademarks, patents and copyrights. China adheres to the main international conventions on intellectual property rights and became a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to the World Trade Organization in December 2001.

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

Registered trademarks are protected under the Trademark Law adopted in 1982 and revised in 2001. Trademarks can be registered with the Trademark Office of the SAIC for renewable ten-year periods. For licensed games, the localized trademarks and the trademark license agreements are required to be filed with the Trademark Office of the SAIC.

The PRC Patent Law protects external design patents, invention patents and utility patents. Invention patents are valid for 20 years, whereas utility patents and external design patents are each valid for ten years.

The MIIT amended its Administrative Measures on China Internet Domain Names in the PRC in 2004. According to the revised regulation, domain name owners are required to register their domain names. The regulation prohibits the registration and use of domain names with content that may:

•	be in violation of the basic principles set forth in the PRC Constitution;

•	jeopardize state security, disclose any state secret, subvert state power or harm national unification;

•	damage state honor or interests;

•	incite ethnic hatred or discrimination or damage ethnical unity;

•	harm state religious policies or advocate heresy or feudal superstition;

•	disseminate rumors, disrupt social order or sabotage social stability;

•	disseminate obscenity, pornography or induce gambling, violence, murder, terror or other crimes;

•	humiliate or slander any other person, or infringe the legal interests of any other person; or

•	be otherwise prohibited by PRC law or administrative regulation.

Domain name disputes are governed by the Measures on Domain Name Dispute Resolution of the China Internet Network Information Center promulgated by CNNIC, pursuant to which CNNIC can authorize domain name dispute resolution institutions to resolve such disputes.

The Rules of Protection of Information Network Dissemination Rights, promulgated by the State Council in May 2006 and amended in January 2013, address copyright issues relating to the internet. These rules require every organization or individual that disseminates a third party’s work, performance, audio or visual recording product to the public through information networks to obtain permission from, and pay compensation to, the legitimate copyright owner of such products, unless otherwise provided under relevant laws and regulations. The legitimate copyright owner may take technical measures to protect his or her right of dissemination through information networks, and no organization or individual shall intentionally disable, destroy or otherwise assist others in disabling such protective measures unless permissible pursuant to applicable law. In addition, on December 17, 2012, the Supreme People’s Court promulgated the Provisions on Several Issues Concerning the Application of Law for Trial of Civil Dispute Cases Involving Infringement of the Right to Network Dissemination of Information, which stipulate that the dissemination by network users or network service providers of works, performances or audio or video recordings without the permission of the holder of the rights to such dissemination will constitute infringement of such rights, and that network service providers that aid or abet any network user’s infringement of the rights of another to network dissemination of any works or recordings may be liable for such network user’s infringing activities.

Software Copyright Regulations

In order to protect the rights and interests of computer software copyright owners, on December 20, 2001 the State Council enacted Regulations on the Protection of Computer Software. Subsequently, the State Bureau of Copyright formulated the Measures on the Registration of Computer Software Copyright on February 20, 2002. According to the Regulations on the Protection of Computer Software, anyone who publishes, revises or translates computer software without the owner’s approval shall be civilly liable. For the software copyrights of legal persons or other organizations, the term of protection for the software copyright is 50 years, ending on December 31st of the fiftieth year after the first publication of the software. The software copyright owner may follow the registration procedures of the State Bureau of Copyright and obtain a Registration Certificate of Software Copyright, which is prima facie evidence of copyright ownership.

Software Development Activity Regulations

On October 27, 2000, the MIIT issued the Administrative Measures on Software Products to regulate software products and promote the development of the software industry in China. This regulation has been amended and replaced by the new Software Measures issued by the MIIT on March 1, 2009. Pursuant to the new Software Measures, software developers or producers are allowed to sell or license their software products independently or through agents. Software products developed in China can be registered with the local provincial government authorities in charge of the information industry and filed with the MIIT. Upon registration, software products shall be granted registration certificates. Each registration certificate is valid for five years and may be renewed upon expiration. Software products developed in China that satisfy the requirements of the Software Measures and have been registered and filed in accordance with the Software Measures may enjoy preferential treatment under the relevant policies of the State Council. The MIIT and other relevant departments are authorized to supervise and inspect the development, production, sale and import and export of software products in China.

Internet Café Regulation

Internet cafés are required to obtain an internet culture operation license from the MOC and then register with the SAIC, and are subject to requirements and regulations with respect to their location, size, number of computers, business hours and the age limit of customers. For instance, internet cafés are not permitted to operate during the hours from 12 a.m. to 8 a.m. or to allow minors to enter. The PRC government has promulgated several regulations that increase restrictions on internet cafés, which are currently the primary retail outlets for our prepaid game cards. A notice jointly issued by 14 PRC national government authorities, including the MIIT, the MOC and the GAPP in February 2007, suspended nationwide approval for the establishment of new internet cafés and enhanced the punishment for internet cafés admitting minors. In 2008, 2009 and 2010, the MOC, the SAIC and other relevant government authorities, individually or jointly, issued several notices which provide various ways to strengthen the regulation of internet cafés, including investigating and punishing internet cafés that admit minors, punishing internet cafés without valid licenses, limiting the total number of internet cafés, screening unlawful games and websites, and improving the coordination of internet café and online game regulation. Some of our customers access our games from internet cafés, any reduction in the number, or any slowdown in the growth, of internet cafés in China as a result of stricter Internet café regulation may limit our ability to maintain or increase our revenues and expand our customer base.

Virtual Currency Regulations

According to the Notice Relating to Further Strengthening the Administration Work on Internet Cafés and Internet Games, the People’s Bank of China has been directed to strengthen the administration of the virtual currency in internet games to avoid any adverse impact to the real economy. This notice provides that the total amount of virtual currency issued by internet game operators and the amount purchased by individual users should be strictly limited, the virtual transactions and the real transactions by way of electronic commerce should be strictly divided, and virtual currency should only be used to purchase virtual goods.

In June 2009, the MOC and the Ministry of Commerce jointly published the Notice on Strengthening the Administration Work of the Virtual Currency in Online Games, or the Virtual Currency Notice, to require businesses that (i) issue online game virtual currency in the form of prepaid cards and/or pre-payment or prepaid card points or (ii) offer online game virtual currency transaction services, to apply for approval from the MOC through its provincial branches within three months following the date of such notice. The Virtual Currency Notice prohibits businesses that issue online game virtual currency from providing services that would enable the trading of such virtual currency. Any business that fails to submit the requisite application will be subject to sanctions, including but not limited to warnings, mandatory corrective measures and fines. The Virtual Currency Notice also prohibits online game operators from allocating virtual items or virtual currency to players based on random selection through lucky draw, wager or lottery which involves cash or virtual currency directly paid by the players. The Virtual Currency Notice also prohibits game operators from issuing virtual currency to game players through means other than sale to game players in exchange for legal currency. Moreover, any businesses that do not provide online game virtual currency transaction services are required to adopt technical measures to restrict the transfer of online game virtual currency among accounts of different game players.

On July 20, 2009, the MOC promulgated the Filing Guidelines on Online Game Virtual Currency Issuing Enterprises and Online Game Virtual Currency Trading Enterprises, which specifically defines “issuing enterprise” and “trading enterprise” and stipulates that a single enterprise may not operate both types of business. The Online Game Measures indicate that the issuance of virtual currency falls within the scope of “online game operations”, and provides that virtual currency issued by online game operators may only be used in exchange for the operator’s own online game products and services and may not be used to pay for the products and services of other entities. In addition, when applying for permission to issue virtual currency, a virtual currency issuer must file detailed information about its currency with the MOC, including form, extent of circulation, unit purchase price, and how the virtual currency will be refunded upon termination of services. Issuers are prohibited from altering the unit purchase price of the virtual currency after filing, and must complete filing procedures with the MOC or its local counterparts before issuing new types of virtual currency.

On May 31, 2010, the SAIC issued the Tentative Measures for the Administration of Online Commodities Trading and Relevant Services, or the Online Commodities Trading Measures, which stipulate various obligations of online service providers, and particularly their obligation to protect the interests of customers. Under the Online Commodities Trading Measures, online service providers must ensure that information they release online is authentic, accurate, complete and sufficient and must comply with all applicable laws in respect of intellectual property rights protection and anti-unfair competition.

Privacy Protection

        PRC law does not prohibit internet content providers from collecting and analyzing the personal information of their users. We require our players to accept an end user license agreement pursuant to which they agree to provide certain personal information to us. PRC law prohibits internet content providers from disclosing to third parties any information transmitted by users through their networks unless otherwise permitted by law. If an internet content provider violates these regulations, the MIIT or its local bureaus may impose penalties, and the internet content provider may be liable for damages caused to its users. In addition, the MIIT promulgated Several Provisions on Regulating the Market Order of Internet Information Services, which became effective as of March 15, 2012. This regulation stipulates that ICPs may not, without users’ consent, collect information on users that can be used, alone or in combination with other information, to identify the user, or User Personal Information, and may not provide any User Personal Information to third parties without prior user consent. ICPs may only collect User Personal Information necessary to provide their services and must expressly inform the users of the method, content and purpose of the collection and processing of such User Personal Information. In addition, an ICP may use User Personal Information only for the stated purposes under the ICP’s scope of services. ICPs are also required to ensure the proper security of User Personal Information, and take immediate remedial measures if User Personal Information is suspected to have been disclosed. If the consequences of any such disclosure are expected to be serious, the ICP must immediately report the incident to the telecommunications regulatory authorities and cooperate with the authorities in their investigations. In addition, the PRC government has the power and authority to order ICPs to submit personal information of an internet user if such user posts any prohibited content or engages in any illegal activity on the internet.

On December 28, 2012, the Standing Committee of the National People’s Congress enacted the Decision to Enhance the Protection of Network Information, or the Information Protection Decision, to further enhance the protection of User Personal Information in electronic form. The Information Protection Decision provides that ICPs must expressly inform their users of the purpose, manner and scope of the ICPs’ collection and use of User Personal Information, publish the ICPs’ standards for their collection and use of User Personal Information, and collect and use User Personal Information only with the consent of the users and only within the scope of such consent. The Information Protection Decision also mandates that ICPs and their employees must keep strictly confidential User Personal Information that they collect, and that ICPs must take such technical and other measures as are necessary to safeguard the information against disclosure.

Protection of Minors

In April 2007, eight government authorities, including among others the MIIT, GAPP and the Ministry of Education, jointly issued the Notice on the Implementation of Online Game Anti-Addiction System to Protect the Physical and Psychological Health of Minors, or the Anti-Addiction Notice, requiring all PRC game operators to adopt an “anti-addiction system” in an effort to curb addictive behavior by minors under the age of 18. Under the Anti-Addiction Notice, three hours or less of continuous play by minors is considered to be “healthy,” three to five hours of continuous play by minors is considered to be “fatiguing,” and five hours or more of continuous play by minors is considered to be “unhealthy.” Game operators are required to reduce the value of game benefits by half if the minor player has reached the “fatiguing” level, and to reduce the value of game benefits to zero if the minor player has reached the “unhealthy” level. The Anti-Addiction Notice does not limit adults’ playing time. In order to implement the Anti-Addiction Notice, game operators must adopt a real-name registration system, which will require online game players to register their real identification information before they can play online games to verify their age and identity. Failure to comply with the requirements under the Anti-Addiction Notice may subject us to penalties, including but not limited to suspension of our operation of online games, revocation of our game operation licenses and approvals, rejection or suspension of our application for approvals, licenses, or filings for any new game, or prohibiting us from operating any new game.

On January 15, 2011, MOC, MIIT and six other central government authorities jointly issued a circular entitled Implementation of Online Game Monitor System of the Guardians of Minors, or the Monitor System Circular, aiming to provide specific protection measures to monitor the online game activities of minors and curb addictive online game playing behaviors of minors. Pursuant to the Monitor System Circular, online game operators are required to maintain a parental communication system, monitor the online game activities of minors, and suspend the account of a minor if so requested by the minor’s parents or guardians. The monitoring system has been formally implemented commencing March 1, 2011.

On July 1, 2011, the GAPP, the MIIT, the Ministry of Education and five other governmental authorities issued a Notice on Initializing the Verification of Real-Name Registration for the Anti-Addiction System on Internet Games, or the Real-Name Registration Notice to strengthen the implementation of the anti-addiction system and real-name registration. The Real-Name Registration Notice’s main focus is to prevent minors from using an adult’s identification information to play internet games and, accordingly, the notice imposes stringent punishments on online game operators that do not implement the required anti-addiction and real-name registration measures properly and effectively. The most severe punishment contemplated by the Real-Name Registration Notice includes suspension of online game operations, revocation of a game operator’s licenses and approvals, rejection or suspension of a game operator’s application for approvals, licenses, or filings for any new game.

Employment Contracts

On June 29, 2007, the National People’s Congress promulgated the Employment Contract Law, or ECL. The ECL requires employers to provide written contracts to their employees, restricts the use of temporary workers and aims to give employees long-term job security.

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

Overseas Investment by Domestic Resident Regulations

In October 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fundraising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75. Under Notice 75, PRC residents, whether natural or legal person, must register with the relevant local SAFE branch prior to their establishment or control of an offshore entity established for the purpose of overseas equity financing involving onshore assets or equity interests held by them, and must also make filings with SAFE thereafter upon the occurrence of certain material capital changes. The notice applies retroactively to direct or indirect investments previously made by PRC residents in offshore companies. Starting in May 2007, SAFE has issued a series of subsequent guidances to its local branches for implementing Notice 75, including the most recent Notice of SAFE on Printing and Distributing the Implementing Rules for the Administration of Foreign Exchange in Fundraising and Round-Trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Circular 19, which came into effect as of July 1, 2011. Circular 19 standardizes more specific and stringent supervision on the registration and supplemental registration for established special purpose vehicles, or SPVs, relating to Notice 75. Specifically it requires PRC residents holding any equity interest in SPVs, directly or indirectly, controlling or nominal, to register with SAFE and imposes obligations on the PRC subsidiaries of SPVs encourage registration by relevant PRC residents. In addition, Circular 19 requires registration with SAFE of stock options granted by SPVs to any PRC resident. The registration and filing procedures under Notice 75 are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholders loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, income at liquidation, equity sale proceeds, or the return of funds upon a capital reduction.

M&A Regulations and Overseas Listings

In August 8, 2006, six government agencies including the Ministry of Commerce, the State Assets Supervision and Administration Commission, or SASAC, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC, and SAFE, jointly promulgated the Regulation on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule. Under the M&A Rule, acquisition of any PRC enterprise, directly or indirectly, by a foreign investor must be approved by the Ministry of Commerce or its local branches. In addition, when such foreign investor and the acquired PRC enterprise have any affiliate relationship, special approval from the Ministry of Commerce is required. The M&A Rule also contains a provision requiring offshore SPVs formed for listing purposes through the acquisition of PRC domestic companies and controlled by PRC individuals to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by SPVs. The CSRC approval procedures require the filing of a number of documents with the CSRC and it would generally require several months to complete the approval process. However, other than documents required to be submitted, no other details with respect to the timing, criteria and process for obtaining any required approval from CSRC have been specified. Therefore, it remains unclear how the New M&A Rule or the CSRC procedures will be interpreted, amended and implemented by the relevant authorities.

Employee Share Options

In December 2006, the People’s Bank of China promulgated the Administrative Measures on Individual Person Foreign Exchange, or the PBOC Regulation, setting forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under the current account and the capital account. In January 2007, SAFE issued the implementation rules for the PBOC Regulation, which specified the approval requirement for certain capital account transactions such as a domestic individual’s participation in the employee stock ownership plan or stock option plan of an overseas listed company. In February 2012, the SAFE promulgated the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in the Stock Incentive Plan of an Overseas-Listed Company, or the Stock Option Rule. Under the Stock Option Rule, PRC domestic individuals who will participate in any stock incentive plan including the employment stock ownership plan or the stock option plan or similar plan of an overseas listed company are required to appoint a PRC agent to register with the relevant local SAFE branch and deal with the relevant foreign exchange matters related to the stock incentive plan in the PRC. Under the Stock Option Rule, PRC domestic individuals include PRC citizens, including Hong Kong, Macao and Taiwan nationals, and foreign nationals who have continuously resided in China for at least a year. A PRC agent may be a domestic company participating in the stock incentive plan or a domestic institution that is qualified to engage in an asset custodian business and has been duly designated by a domestic company. The individuals’ foreign currency dominated income received from the sale of shares or dividends distributed by the overseas-listed company that is repatriated back to China shall first be remitted into a collective foreign exchange account opened and managed by the PRC agent before distribution to such individuals in a foreign currency or in RMB. Failure to comply with the Stock Option Rule may subject the plan participants, the company offering the plan or the relevant intermediaries to penalties under China’s foreign exchange regime. In addition, the General Administration of Taxation has issued certain circulars concerning employee stock options. Pursuant to these circulars, our employees working in China who exercise stock options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options with the relevant tax authorities and withhold individual income taxes for those employees who exercise their stock options. If our employees fail to pay and we fail to withhold the required income taxes, we may face sanctions imposed by tax authorities or other PRC government authorities.

Cross-Border Direct Investment in Renminbi

On October 12, 2011, MOFCOM issued the Notice of the Ministry of Commerce on Issues Concerning Cross-Border Direct Investment in Renminbi, which provides that foreign investors are permitted to make direct investments in China with legally obtained offshore Renminbi. The offshore Renminbi as mentioned in this notice refers to (i) Renminbi obtained by foreign investors from Renminbi settlement of cross-border trades, Renminbi profits as well as Renminbi from share transfer, capital reduction, liquidation and advance recovery of investment which are legally obtained by foreign investors from within China and remitted out of China, and (ii) Renminbi legally obtained by foreign investors from outside China, without limitation Renminbi obtained by means such as an offshore issue of RMB-denominated bonds or stocks. The foreign direct investments in Renminbi shall also be subject to the requirements of laws and regulations on foreign investments and other relevant provisions, and shall comply with the national industrial policies on foreign investments and relevant provisions on the security review of mergers and acquisitions by foreign investors and the anti-monopoly examination. On October 13, 2011, the PBOC issued the Management Rules on the Settlement of Foreign Direct Invested Renminbi, which provide that foreign invested enterprises with RMB-dominated foreign direct investment must register with the PBOC or its local branch after obtaining the permit from MOFCOM.

C. Organizational Structure

The following diagram illustrates our current corporate structure and the place of formation and affiliation of each of our subsidiaries and Giant Network and its consolidated entities as of the date of this annual report: (1)

Giant Interactive Group Inc. (Cayman Islands)
100%
Eddia International Group Limited (British Virgin Islands)
100%
Giant Interactive (HK) Limited (Hong Kong, China)
45.45%
54.55%
Shanghai Zhengtu Information Technology Co., Ltd. (China)
100%
Zhuhai Zhengtu Information Technology Co., Ltd. (China)
100%
Shanghai Zhengduo Information Technology Co., Ltd. (China)
51.07%
Hangzhou Snow Wolf Software Co., Ltd. (China)
51%
Beijing Giant Zhengtu Network Technology Co., Ltd. (China)
34%
51%
Shanghai Jujia Network Technology Co., Ltd (China)
51%
Shanghai Juhuo Network Technology Co., Ltd. (China)
70%
Shanghai Jujia Network Technology Co., Ltd. (II) (China)
100%
Shanghai Zhengju Information Technology Co., Ltd. (China)
51%
Shanghai Juhuan Network Technology Co., Ltd. (China)
51%
Chengdu Jufan Network Technology Co., Ltd. (China)
51%
Shanghai Juquan Network Technology Co., Ltd. (China)
(2), (3)
Yuliang Feng
6.375%
Haixiao Lin
5%
Wei Liu
1.625%
Chen Cheng
1.625%
Shanghai Lanlin Bio-Technology Co., Ltd. (4) (China)
75%
Shanghai Giant Network Technology Co., Ltd. (China)
1.25%
Lu Zhang
1.375%
Tao Yue
1%
Fabing Qu
1%
Yonggui Wang
5.75%
Kai Chen(5)
45.12%
Wuxi Glorious Mission Co., Ltd. (China)(6)
100%
Beijing Julun Network Information Technology Co., Ltd. (China)
51%
Shanghai Juxin Network Technology Co., Ltd. (China)
51%
Shanghai Jujia Network Technology Co., Ltd. (III) (China)
51%
Shanghai Juzi Information Technology Co., Ltd. (China)
51%
Shanghai Juhe Network Technology Co., Ltd. (China)
51%
Wuxi Tiema Network Technology Co., Ltd. (China)
100%
Beijing Giant Glorious Mission Network Technology Co., Ltd. (China)
51%
Wuxi Tiequan Network Technology Co., Ltd (China)
100%
Shanghai Giant Glorious Mission Network Technology Co., Ltd. (China)
100%
Bengbu Giant Glorious Mission Network Technology Co., Ltd. (China)

(1)	For risks relating to our current corporate structure, see “Risk Factors — Risks Related to the Regulation of Our Business.”

(2)	Agreements that provide us with effective control over Giant Network, include irrevocable powers of attorney, share pledge agreements, purchase options and cooperation agreements.
(3)	The economic benefits and losses of Giant Network accrue to Zhengtu Information pursuant to an exclusive technical consulting and services agreement, and an online game software sales and licensing agreement.
(4)	Shanghai Lanlin Bio-Technology Co., Ltd., or Shanghai Lanlin, is wholly beneficially owned by Yuzhu Shi, our chairman and chief executive officer, through (i) his 95% interest in Giant Investment Co., Ltd. (which holds a 90% interest in Shanghai Lanlin), (ii) a written statement by Jinhua Niu (who holds a 5% interest in Giant Investment Co., Ltd.) disclaiming all ownership rights in Giant Investment Co., Ltd. in favor of Yuzhu Shi and (iii) a proxy shareholding agreement with Kai Chen (who holds a 10% interest in Shanghai Lanlin) which gives Yuzhu Shi all beneficial ownership rights of Kai Chen’s shares in Shanghai Lanlin.
(5)	Kai Chen holds 0.75% on his own behalf, 1% on behalf of Min Tang, 0.625% on behalf of Yonghua Lu, 0.375% on behalf of Yong Chu, 0.75% on behalf of Yongjun Fei, 0.25% on behalf of Zhaoyou Huang, 0.375% on behalf of Wenqing Wang, 0.25% on behalf of Jin Xu, 1% on behalf of Yan Zeng and 0.375% on behalf of Lianlong Zhang.
(6)	As of December 31, 2012, Giant Network owned 50.07% of the equity interest in Wuxi Giant Network Technology Co., Ltd, or Wuxi Giant Network. Meanwhile, Shanghai Juzheng Network Technology Co., Ltd., or Juzheng Network, which holds approximately 33.31% of the equity interest in Wuxi Giant Network, named Giant Network as its proxy to execute all voting rights of Juzheng with respect to its equity interest in Wuxi Giant Network. In January 2013, a new investor invested in Wuxi Giant Network, subsequently renamed Wuxi Glorious Mission Co., Ltd., or Wuxi Network, which resulted in dilution of Giant Network’s equity interest from 50.07% to approximately 45.12% and Juzheng Network’s equity interest from 33.31% to approximately 30.01%. Following this new investment, Giant Network retains effective control over Wuxi Network through its own 45.12% equity interest in Wuxi Network and its proxy to exercise the voting rights of Juzheng Network’s 30.01% equity interest in Wuxi Network. Accordingly, we consolidated the results of Wuxi Network in our consolidated financial statements as of the date of this annual report.

Contractual Arrangements with Giant Network and Its Shareholders

In order to comply with PRC laws restricting foreign ownership in the online game business in China, we operate our online game business in China through Giant Network. Our relationships with Giant Network and its shareholders are governed by a series of contractual arrangements, which are described below, relating to business operations, consulting services, and certain shareholder rights and corporate governance matters. Amendments to these contractual agreements, including any change in pricing, loan approvals or payment of dividends, must be approved by our board of directors. Zhengtu Information effectively has control over Giant Network through control of Giant Network’s management and the assignment to Zhengtu Information of Giant Network’s shareholders’ rights. As a result of these contractual arrangements, we are considered the primary beneficiary of Giant Network and its consolidated entities and, accordingly, we consolidate the results of operations of Giant Network and its consolidated entities in our financial statements.

Agreements that Provide Us with the Substantial Ability to Control and an Option to Acquire Giant Network

We have entered into certain agreements that provide us with the substantial ability to control Giant Network, and we have obtained an exclusive option to purchase all of the equity interests of Giant Network. These agreements include:

Irrevocable Powers of Attorney.

Under irrevocable powers of attorney, each of the shareholders of Giant Network has granted to the designee of Zhengtu Information, Yuzhu Shi, the power to exercise all voting rights of such shareholder, including but not limited to the power to determine the sale or transfer of all or part of such shareholder’s equity interest in, and appoint and elect the directors, general managers and other senior management of, Giant Network. No payments are required to be made under these irrevocable powers of attorney. These irrevocable powers of attorney will expire in September, 2016 and will be automatically renewed for another ten years unless otherwise objected to by Zhengtu Information. However, these irrevocable powers of attorney will be terminated if Zhengtu Information replaces its designee, at which time each of the shareholders will issue a new power of attorney to such new designee.

Share Pledge Agreement.

Under the share pledge agreement by and among Zhengtu Information, Giant Network and the shareholders of Giant Network, each of the shareholders has pledged all of their equity interests in Giant Network to Zhengtu Information to guarantee the performance of Giant Network under the relevant service agreements including the exclusive technical consulting and service agreement, the online game software sales and licensing agreement and other paid services or licensing agreements that are entered into between Zhengtu Information and Giant Network from time to time. Each of the shareholders of Giant Network also agreed that, without the prior written consent of Zhengtu Information, they will not transfer or create a pledge over their equity interests in Giant Network, or initiate board or shareholder meetings of Giant Network to pass any resolution to sell, transfer or create a pledge over their equity interests in Giant Network, unless such transfer is conducted pursuant to the purchase option and cooperation agreement or such transfer or pledge would not affect the pledge’s effectiveness and the shareholder provides prior written notice to Zhengtu Information.

In the event Giant Network is liquidated or dissolved, subject to any requirements under applicable PRC law, all of its assets must be sold to Zhengtu Information or an eligible party designated by Zhengtu Information at a purchase price equal to the net asset value of Giant Network or the minimum price permissible by PRC law. Giant Network’s shareholders are required to remit to Zhengtu Information any proceeds that are distributed to them in connection with Giant Network’s liquidation or dissolution, subject to PRC law. In the event Zhengtu Information is liquidated or dissolved, following any expenditures required by PRC law and repayment of its liabilities to any creditors, all remaining assets will be distributed to its shareholders, Eddia International and Giant HK.

If Giant Network or any of the shareholders of Giant Network breaches its respective contractual obligations under the share pledge agreement, Zhengtu Information, as pledgee, will be entitled to demand the immediate repayment of all outstanding amounts under the relevant service agreements, or enforce the pledge. Presently, Zhengtu Information would not be able to hold equity interests in Giant Network itself upon enforcement of the pledge due to restrictions on foreign ownership of operators of online games in China. However, Zhengtu Information may still enforce the pledge by obtaining proceeds from the sale of the pledged property in a transaction mutually agreed upon with Giant Network or by petitioning the court to have the pledged property auctioned. According to the irrevocable powers of attorney described above, Yuzhu Shi, as the attorney-in-fact of all the shareholders of Giant Network, may approve the sale of a pledged interest to any individual or entity designated by Zhengtu Information and permissible by PRC law. The agreement will continue to be effective until the expiration of all relevant service agreements. See “Item 3. Key Information — Risk Factors — Risks Related to the Regulation of Our Business — Substantial uncertainties and restrictions exist with respect to the application and implementation of PRC laws and regulations in the online game industry. If the PRC government finds that our past or current structure for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including ceasing our operations.”

Purchase Option and Cooperation Agreement.

Pursuant to the purchase option and cooperation agreement among Zhengtu Information, Giant Network and shareholders of Giant Network, each of the shareholders has irrevocably and unconditionally granted Zhengtu Information or its designee an exclusive option to purchase, at any time if and when permitted under PRC law, all or any portion of their equity interests in Giant Network for an aggregate purchase price of RMB10,000,000, or the minimum price permissible by PRC law. Any consideration received from the sale by Giant Network’s shareholders or any persons or entities designated by them will be remitted to Giant Network. The agreement will continue to be effective until all equity interests in Giant Network have been transferred to Zhengtu Information or its designee. This agreement provides further that if any profits or dividends of Giant Network are remitted to its shareholders or Yuzhu Shi, who is a designated recipient by those shareholders, these recipients will be required to transfer all such amounts to Zhengtu Information in accordance with any applicable PRC laws and regulations. Furthermore, if any loans or other funds are remitted to Yuzhu Shi and the shareholders of Giant Network, or any persons or entities designated by them, these recipients will be required to remit those proceeds back to Giant Network. Zhengtu Information will extend its financial support to Giant Network including, but not limited to, advancing payments for any losses incurred by Giant Network. In the event that Giant Network is liquidated or dissolved, subject to any requirements under applicable PRC law, all the assets of Giant Network will be sold to Zhengtu Information at the minimum price permissible by PRC law. If Giant Network or any of its shareholders materially breaches any of its obligations under the purchase option and cooperation agreement, Zhengtu Information can request that corrective remedies be made within a reasonable period of time. If the breach is not corrected, Zhengtu Information can, among other things, request compensation for all damages and losses.

Exclusive Technical Consulting and Services Agreement and Online Game Software Sales and Licensing Agreement between Zhengtu Information and Giant Network

We have entered into a series of contractual arrangements with Giant Network through our PRC subsidiary Zhengtu Information, pursuant to which economic interests in Giant Network are transferred to us and financial results of Giant Network are consolidated in our financial statments:

Exclusive Technical Consulting and Service Agreements.

Pursuant to the original exclusive technical consulting and services agreement dated September 7, 2006, Zhengtu Information is the exclusive provider of technical support and consulting services to Giant Network in exchange for service fees, which are determined on an arms-length and reasonable basis with reference to the costs and expenses incurred by Zhengtu Information and Giant Network. Under this agreement, Giant Network may not, among other things, transfer its rights and obligations thereunder to any third party without the prior written consent of Zhengtu Information. If Giant Network breaches the exclusive technical consulting and service agreement, Zhengtu Information can demand such breaches be corrected within sixty days and is entitled to receive compensation of all damages and losses. This agreement has a term of ten years and is renewable at the option of Zhengtu Information. In January 2012, Zhengtu Information and Giant Network entered into a supplemental agreement, pursuant to which Zhengtu Information allowed Zhengju Information to serve as the exclusive service provider for technical support and consulting services to Giant Network in connection with the operation of ZT Online 2.

Online Game Software Sales and Licensing Agreements.

Under the online game software sales and licensing agreement dated September 6, 2006 between Zhengtu Information and Giant Network, Zhengtu Information has agreed to grant Giant Network an exclusive license within China to operate our games, including ZT Online and Giant Online, and to sell certain other game-related products.

According to PRC laws, Zhengtu Information can demand payment from Giant Network for services that have already been rendered but that have not yet been paid for, and may resort to legal remedies if it does not receive payment. See “Item 3. Key Information — Risk Factors — Risks Related to the Regulation of Our Business — The contractual arrangements with Giant Network and its shareholders, which relate to critical aspects of our operations, may not be as effective in providing operational control as direct ownership. In addition, these arrangements may be difficult and costly to enforce.”

Exclusive Technical Consulting and Services Agreement and Online Game Software Sales and Licensing Agreement between Zhengju Information and Giant Network

In 2011, one of our PRC subsidiaries, Zhengju Information, was recognized as a software development enterprise and subject to the preferential tax treatment from 2012. Accordingly, we registered the software copyright of ZT Online 2 and other new games under the name of Zhengju Information. Pursuant to the exclusive technical consulting and services agreement dated Janurary 5, 2012 between Zhengju Information and Giant Network, Zhengju Information provides Giant Network with technical support and consulting services in connection with ZT Online 2 in exchange for service fees. The amount of these service fees are determined on an arms-length and reasonable basis with reference to the costs and expenses incurred by both parties. This agreement has a term of ten years and is renewable at the option of Zhengju Information.

In addition, Zhengju Information granted Giant Network an exclusive license within China to distribute and operate ZT Online 2 and other new games owned by Zhengju Information through a series of online game software sales and licensing agreements. In addition to the initial fee to be paid by Giant Network in installments, Giant Network is also required to pay a royalty fee to Zhengju Information on a monthly basis. These agreements will continue to be effective until both parties agree to terminate the agreements.

ZT Online 2 Game Software Sales and Licensing Agreement and Supplement.

Pursuant to the ZT Online 2 game software sales and licensing agreement dated August 27, 2010, and amended by a supplemental agreement dated June 20, 2011, Zhengju Information has licensed ZT Online 2 to Giant Network on an exclusive basis in exchange for a monthly royalty fee.

World of Xianxia Game Software Sales and Licensing Agreement.

Pursuant to the World of Xianxia game software sales and licensing agreement dated March 27, 2012, Zhengju Information has agreed to grant Giant Network an exclusive license within China to operate World of Xianxia and to sell certain other game-related products. Our wholly owned subsidiary, Zhengju Information, retains all the intellectual property rights associated with World of Xianxia, including all rights to the client-end software and server software according to the agreement. Giant Network is required to pay a royalty fee to Zhengju Information on a monthly basis.

Elsword & Allods Online Game Software Sales and Licensing Agreement.

Under the Elsword & Allods Online game software sales and licensing agreement dated April 1, 2012 between Zhengju Information and Giant Network, Zhengju Information sublicensed Elsword and Allods Online to Giant Network on an exclusive basis in exchange for a monthly royalty fee. Zhengju Information has received exclusive licenses from the owners and developers of Elsword and Allods, respectively, who retain all the intellectual property rights associated with these two games.

Sales and Licensing Agreement that Transfers Economic Benefits from Giant Network to Our Game Development Studios.

In 2008, we introduced Win@Giant, an incubation program designed to identify, recruit and incentivize talented individuals in the areas of game design and development. In 2009, in connection with our Win@Giant initiative, we began reorganizing our game development studios by establishing various subsidiaries that are 51% owned by us and 49% owned by the key members of the relevant development team. Each reorganized studio is only focused on producing and supporting internally developed games, which we believe gives them greater incentive to make their games commercially successful. Currently, ZT Online 2 is supported by Jujia Network, Giant Online is supported by Juhuo Network, KIII is supported by Beijing Giant Zhengtu and XT Online is supported by Snow Wolf Software. Set forth below is a summary of the contractual arrrangements pursuant to which Giant Network transfers portion of the revenue generated by these games to the relevant reorganized studio.

King of King III Game Software Sales and Licensing Agreement.

In October 2012, Huayi Giant, which was renamed Beijing Giant Zhengtu after our repurchase of its controlling interest in the same month, licensed KIII to Giant Network on an exclusive basis in exchange for a monthly royalty fee.

ZT Online 2 User Platform Software Sales and Licensing Agreement.

Pursuant to the ZT Online 2 user platform software sales and licensing agreement dated August 25, 2011, Jujia Network licensed the ZT Online 2 platform software to Giant Network for a fixed initial fee and a monthly royalty fee.

Giant Online User Platform Software Sales and Licensing Agreement.

Pursuant to the user platform software sales and licensing agreement dated June 21, 2011, Juhuo Network licensed Giant Online platform software to Giant Network for a fixed initial fee and a monthly royalty fee.

XT Online Game Software Sales and Licensing Agreement and Supplements.

Pursuant to XT Online game software sales and licensing agreement dated August 13, 2009, and its three supplemental agreements, Snow Wolf Software licensed XT Online to Giant Network on an exclusive basis in exchange for a monthly royalty fee.

During the years ended December 31, 2010, 2011 and 2012, total fees charged under the exclusive technical consulting and services agreements, online game software sales and licensing agreements and platform software sales and licensing agreements summarized above totaled approximately RMB1,135 million, RMB1,474 million and RMB1,776 million (US$285 million), respectively, which represented substantially all of Giant Network’s operating profits for each of these three years.

D. Property, Plant and Equipment

See “Item 4. Information on the Company — Business Overview — Facilities” and “Information on the Company — Operational Infrastructure.”

ITEM 4A. UNRESOLVED STAFF COMMENTS

There are no unresolved staff comments.

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

A. Operating Results

Overview

We are a leading online game developer and operator in China. We focus on massively multiplayer online role playing games, or MMORPGs, which are played through networked game servers on which tens of thousands of players are able to simultaneously connect and interact.

In 2006, we commercially launched ZT Online, our first internally-developed MMORPG game. We currently operate thirteen online games, among which ten are self-developed, including the four games in the ZT Online franchise.

We offer virtual items and services available for in-game purchase in our free-to-play games. Players of our games can obtain virtual items and services by using game points purchased through our distribution network in the form of physical or virtual prepaid game cards or directly on our official game website.

In addition to our historical success with internally developed games, we have expanded our game pipeline by licensing games from third party developers. In December 2009 and January 2010, respectively, we acquired the exclusive China operation licenses for Elsword, a 3D Casual MMO, and Allods Online, a 3D MMORPG. Elsword was commercially launched in the fourth quarter of 2011 while Allods Online was commercially launched in the third quarter of 2012.

Although substantially all of our revenues are generated through our own game operations in China, we also derive revenues from licensing our games to third party operators in other territories including Southeast Asia, South Korea, North America, Europe, Russia and other Russian speaking territories.

In 2010, 2011 and 2012, our net revenues were RMB1,332.8 million, RMB1,792.2 million and RMB2,152.0 million (US$354.5 million), respectively. Our net income for the same years was RMB807.6 million, RMB906.4 million and RMB1,072.0 million (US$172.1 million), respectively. As of December 31, 2010, December 31, 2011 and December 31, 2012, deferred revenues and advances from distributors totaled RMB518.3 million, RMB611.5 million and RMB579.5 million (US$93.0 million), respectively. Deferred revenues and advances from distributors represent amounts that we have received from sales of our prepaid game cards and game points that have not yet been recognized as net revenues.

Our PCU for all of the games we operate in China were 1,713,000, 2,339,000 and 2,370,000 for 2010, 2011 and 2012, respectively. Our ACU for 2010, 2011, and 2012, calculated using an average of our quarterly ACU were 595,000, 642,000 and 691,000, respectively.

Factors Affecting Our Results of Operations

We have benefited from a number of trends that have contributed to the growth of the online game industry in China, including overall economic growth that has resulted in increased disposable income and discretionary consumer spending; increasing use of the internet with the growth of personal computers and broadband internet penetration; growing popularity of online games compared with other forms of entertainment; and favorable demographic trends, particularly the growth in China’s core online game-playing population. However, increasing competitiveness in the online game industry in China presents new challenges to our business.

Company-specific factors that may affect our future financial condition and results of operations include the following:

•	the availability, quality and playability of our games;

•	the number of games that we offer players, and our pricing relative to our competitors;

•	the popularity of our competitors’ games and the growing competitiveness in the market;

•

our research and development expenses, which tend to be higher during the development stage of a new game as we need to hire additional developers, and our ability to incorporate the latest gaming technologies and graphics into our games;

•	the reorganization of our game development studios and the profit sharing mechanism in connection with such reorganization;

•	cost of expansion and purchase of servers and equipment in anticipation of new games;

•	changes in our game rules and the corresponding impact on player behaviors and purchasing patterns;

•	the quality, variety and popularity of virtual items and services available for purchase in our free-to-play games and related in-game promotional efforts;

•	license fees and royalty payments for games which we license from third party developers;

•	the amount of overseas licensing net revenues generated through our licensing arrangements with operators of our games;

•	our introduction of new online games, which may attract players away from our established games, and the mix of sales of our games;

•	change in pricing strategies for our new games and its impact on our operating metrics;

•	the mix of sales through our distributors (who purchase prepaid game cards at a discount to their face value) and direct sales of game points to players through our website;

•	the breadth and depth of our distribution network and the corresponding availability of our prepaid game cards;

•	the success of our advertising and promotional efforts;

•

seasonality of our sales of prepaid game cards and revenue recognition based on our game players’ behavior, during and around the Chinese New Year holidays in the first quarter and the National Day holidays in the fourth quarter, when fewer of our targeted players play our games;

•

the period of time over which we recognize revenue for some of virtual items in our free-to-play games, which in certain cases is based on the estimated lifespan of those virtual items, as adjusted from time to time; and

•	the success of our investments and merger and acquisition activities.

Reorganization of Our Game Development Studios

As a result of our ongoing game development studio reorganization, which began in 2009, a portion of the net income generated by games developed or supported by our game development studios is attributed to the non-controlling shareholders of the studios. Although we believe such reorganization has helped increase our net revenues and gross margin, our net income may have been adversely affected as a result of the profit-sharing mechanism. This outcome is most pronounced in the case of ZT Online 2 which contributed a substantial portion of our net revenues in 2011 and 2012. If revenues generated from ZT Online 2 continue to grow, we believe that our top line growth stimulated by this new profit-sharing mechanism will help mitigate the adverse impact from the net revenues attributable to the non-controlling shareholders of Jujia Network, the game development studio that developed and supports ZT Online 2. For a discussion of risks relating to our game development studio reorganization, see “Item 3. Key Information — Risk Factors — Risks Related to Our Business and Industry — We may not be able to successfully implement our growth strategies, which would materially and adversely affect our revenue, profitability and competitiveness,” and “Item 3. Key Information — Risk Factors — Risks Relating to Our Business and Industry — The reorganization of our game development studios could materially and adversely affect our results of operations as a portion of the profits from games developed or operated by these studios will be shared with the non-controlling shareholders of these studios.”

Key Operating Metrics

Our management uses a number of user statistics to evaluate the performance of our company, including, among others, average concurrent users, peak concurrent users, active paying accounts and average revenues per user. The following tables set forth the above-mentioned quarterly user statistics of our company for the periods indicated.

	December 31, 2011	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012
	(in thousands, except average revenues per user)
Average Concurrent Users	667	681	685	694	702
Peak Concurrent Users	2,339	2,288	2,307	2,328	2,370
Active Paying Accounts	2,167	2,184	2,216	2,241	2,300
Average Revenues per User (RMB)	221	228	223	238	238

Although we commercially launched ZT Online 2 in September 2011, the number of players of our ZT Online 1 Series remained quite stable and therefore we did not experience any substantial decrease in our user statistics for ZT Online 1 Series. Along with the growth in our online game net revenues, the number of our average concurrent users, peak concurrent users and active paying accounts continued to grow in 2012 on a quarterly basis primarily as a result of the growth of ZT Online 2. In general, we expect our operating metrics to continue to increase in 2013 due to the continued growth in ZT Online 2 as well as new games to be launched.

Net Revenue

Our net revenues consist of online game net revenues, licensing net revenues, and other net revenues. The following table sets forth a breakdown of our net revenues for the years indicated.

	For the Year Ended December 31,
	2010		2011		2012
	(RMB)	% of Net revenues	(RMB)	% of Net revenues	(RMB)	(US$)	% of Net revenues
	(in millions, except percentages)
Net revenue:
Online games	1,289.4	96.7%	1701.4	95.0%	2,075.0	333.1	96.4%
Licensing revenues	42.7	3.2%	54.5	3.0%	52.2	8.4	2.4%
Other revenue, net	0.7	0.1%	36.3	2.0%	24.8	4.0	1.2%
Total net revenue	1,332.8	100.0%	1,792.2	100.0%	2,152.0	345.5	100.0%

Online Games Revenues

Online game net revenues represent revenues that we generate from operating our online games in China. Our online game net revenues are shown net of sales discounts, business taxes and local surcharges related to the sale of prepaid game cards and game points. Our sales discounts consist of distributor discounts, which averaged 8% of the face value of our prepaid game cards sold in 2012, and volume-based incentives, which we pay to distributors in the form of prepaid game cards up to generally 2% to 3% of the total amount sold by our distributors.

Business taxes are generally equal to 5% of the proceeds we receive from the sale of our prepaid game cards and game points. In 2010, 2011 and 2012, we paid business taxes in the amount of RMB85.0 million, RMB111.2 million and RMB125.5 million (US$20.1 million), respectively, representing 6.0%, 6.2% and 5.8%, respectively, of our total net revenues in those years.

In addition to generating online game net revenues by selling our prepaid game cards through our distribution network, we also sell game points directly through our official game website. For sales made through our website, we receive the full purchase price less an online payment processing service fee that equals to 0.3% of the purchase price, which we reflect in our cost of services. In 2012, 55.4% of our sales proceeds were derived from prepaid game cards sold through our distributors as compared to 75.2% in 2011, and the remaining 44.6% of our sales proceeds were derived from direct sales through our website as compared to 24.8% in 2011. We expect the direct sales through our website to continue to grow in 2013 due to the increasing acceptance of online payment system by players.

Licensing Revenues

Licensing net revenues consist of net revenues generated from the licensing of our games to third party game operaters. Our license agreements with third party operators generally provide for an initial license fee and a monthly revenue-based royalty fee. The initial license fee is recognized ratably over the term of the license. The royalty fees are generally equal to a fix percentage of the revenues generated by the third party operators from operating our games. In the future, we expect our licensing net revenues to increase as we continue to look for additional strategic licensing opportunities for our games to be operated in overseas markets.

Cost of Services

Our cost of services consist of a portion of our business taxes and surcharges, compensation for employees and other personnel operating our games, computer equipment maintenance, depreciation of equipment, co-location fees and internet access fees and the amortization of software and other intangible assets, including licensing fees. The following table sets forth a breakdown of our cost of services by amounts and percentages of our net revenues for the periods indicated.

	For the Year Ended December 31,
	2010		2011		2012
	(RMB)	% of Net revenues	(RMB)	% of Net revenues	(RMB)	(US$)	% of Net revenues
	(in millions, except percentages)
Net revenue	1,332.8	100.0%	1,792.2	100%	2,152.0	345.5	100.0%
Cost of services:
Sales taxes and surcharges	(37.2)	(2.8)%	(72.8)	(4.1)%	(83.6)	(13.4)	(3.9)%
Compensation	(41.8)	(3.1)%	(51.4)	(2.9)%	(65.4)	(10.5)	(3.0)%
Computer maintenance, co-location and internet access fees	(53.8)	(4.0)%	(55.1)	(3.1)%	(57.7)	(9.3)	(2.7)%
Depreciation and amortization	(57.4)	(4.3)%	(48.4)	(2.7)%	(44.8)	(7.2)	(2.1)%
Licensing fees	—	—%	(19.7)	(1.1)%	(23.4)	(3.7)	(1.1)%
Miscellaneous	(8.9)	(0.7)%	(9.8)	(0.5)%	(13.5)	(2.2)	(0.6)%
Total cost of services	(199.1)	(14.9)%	(257.2)	(14.4)%	(288.4)	(46.3)	(13.4)%

Sales Taxes and Related Surcharges

Our cost of services includes business taxes, value-added tax or VAT, and related surcharges that our direct PRC subsidiaries, such as Zhengtu Information, Jujia Network, Juhuo Network and Snow Wolf Software, pay on revenues derived from contractual arrangements with Giant Network. Giant Network incurs additional business taxes and related surcharges in connection with sales of our prepaid game cards and game points. However, we present our net revenues net of these taxes and related surcharges paid by Giant Network. See “Item 5. Operating and Financial Review and Prospects — Income Tax Expense — China.”

Compensation

We include compensation expenses for our employees that are directly involved in the operation of our online games, including our maintenance team, platform team and customer support team, in cost of services. Compensation expenses include employee wages, share-based compensation and welfare benefits, such as social insurance, medical insurance, housing subsidies, unemployment insurance and pension benefits. We expect compensation expenses to decrease in 2013 primarily due to a decrease in share-based compensation expense associated with restricted shares grants made in 2012 which is the direct result of the application of the accelerated amortization method pursuant to our accounting policy.

Computer Maintenance Co-location and Internet Access Fees

Our costs associated with the maintenance of computer equipment, co-location fees and internet access fees primarily consist of co-location and internet access fees charged by third-party internet data centers from which we operate our servers. Another large component of these expenses is server maintenance costs. We typically rely on internet data centers to resolve our minor server problems, but use our own Shanghai-based maintenance team to resolve more complicated problems. In 2013, we expect our co-location and internet access fees and server maintenance costs to remain relatively stable as compared to 2012. We may, however, decide to install servers in new locations across China, which would further increase our costs.

Depreciation and Amortization

Our depreciation of equipment and the amortization of our software and other intangible assets relate primarily to depreciation of our servers and other computer equipment as well as capitalized product development costs. We include depreciation and amortization expenses within our cost of services when the relevant assets are directly related to the operation of our platform and online games. Depreciation and amortization expenses are characterized as operating expenses in all other cases. In 2013, we expect these expenses to remain stable or decrease as some of our fully depreciated equipment are still in good condition and do not need replacement.

Licensing Fees

Our cost of services did not include any third-party game licensing fees in 2010 as all of our games in operation during that year were either self-developed or acquired. In the fourth quarter of 2011, however, we commercially launched our first licensed game, Elsword, and began incurring third-party game licensing fees. We commercially launched our second licensed game, Allods Online, in the third quarter of 2012. Our game licensing fees consist of upfront licensing fees, which we generally pay in several installments, and ongoing royalty fees, which are generally equal to a percentage of the revenues we generate from operation of the relevant game. Upfront licensing fees are amortized on a straight-line basis over the shorter of the license period or the useful economic life of the relevant game. We expect our licensing fees to increase in 2013 as a result of the full-year effect of operating Allods Online.

Operating (Expenses) Income

Operating expenses consist of research and product development, sales and marketing, general and administrative, government financial incentives, and impairment of intangible assets. The following table sets forth a breakdown of our operating expenses by amount and percentage of our net revenues for the years indicated.

	For the Year Ended December 31,
	2010		2011		2012
	(RMB)	% of Net revenues	(RMB)	% of Net revenues	(RMB)	(US$)	% of Net revenues
	(in millions, except percentages)
Net revenue	1,332.8	100.0%	1,792.2	100.0%	2,152.0	345.5	100.00%
Operating (expenses) income:
Research and product development	(186.0)	(14.0)%	(230.2)	(12.8)%	(326.8)	(52.5)	(15.2%)
Sales and marketing	(143.0)	(10.7)%	(170.0)	(9.5)%	(146.5)	(23.5)	(6.8%)
General and administrative	(119.4)	(9.0)%	(103.7)	(5.8)%	(148.7)	(23.9)	(6.9%)
Government financial incentives	57.4	4.3%	47.7	2.7%	63.6	10.2	(3.0%)
Impairment of intangible assets	(46.7)	(3.5)%	—	—	—	—	—
Total operating expenses	(437.7)	(32.9)%	(456.2)	(25.4)%	(558.4)	(89.7)	(25.9%)

Research and Product Development

Our research and product development expenses primarily consist of employee wages, share-based compensation and welfare benefits for our game development teams, as well as the cost of software and the depreciation of the computers and equipment used by those teams.

In 2013, we expect our research and product development expenses to increase as we expect the average labor cost for developers to increase and we expect an increase in headcount as a result of our efforts in the development of webgames, mobile games, and our next self-developed 3D MMO flagship game, World of Xianxia.

Sales and Marketing

Our sales and marketing expenses primarily consist of advertising, including television and internet portal advertisements, and advertisements on flat screens on subways and buses. Our sales and marketing expenses also include employee wages, share-based compensation, and welfare benefits for our sales and marketing team, cost of promotional events, and purchase of promotional souvenirs.

General and Administrative

Our general and administrative expenses primarily consist of salary, benefits and share-based compensation for our general management, finance and administrative personnel, as well as professional service fees and other expenses. We expect our general and administrative expenses to decrease in 2013 due to a decrease in share-based compensation expense as a result of the application of our accelerated amortization accounting policy to restricted share grants made in 2012.

Government Financial Incentives

The government financial incentives that Zhengtu Information and Giant Network receive from the Shanghai local government are calculated with reference to their sales tax and enterprise income tax. Although the financial incentives that we have already received are not subject to repayment to the local government, our eligibility to apply for these incentives in the future is conditional upon both companies maintaining good standing in our present district in Shanghai and the continued qualification of our games as high-tech projects. In addition, our ongoing eligibility for these financial incentives is further subject to the discretion of the Shanghai local government, and either the central government or the local government could at any time terminate or reduce such financial incentives. Because we have no basis to reasonably estimate the amount of financial incentives that we will receive from the government, if any, we recognized these amounts on our income statement only upon receipt of the funds.

Income Tax Expense

Cayman Islands and British Virgin Islands

Under the current laws of Cayman Islands and British Virgin Islands, the Company is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands and British Virgin Islands withholding tax will be imposed.

Hong Kong

Giant HK, the Company’s wholly owned subsidiary incorporated in Hong Kong, is subject to Hong Kong corporate income tax at a rate of 16.5% on the estimated assessable profits arising in Hong Kong.

China

All of our online game revenue is generated in China and therefore is subject to China’s enterprise income tax. Under the current laws of China, foreign invested companies such as Zhengtu Information, and domestic companies such as Giant Network, are subject to a unified income tax rate of 25%. Various favorable income tax rates are, however, available to qualified enterprises in certain government encouraged sectors. Companies that qualify as a high and new technology enterprise, or HNTE, a status which is reassessed every three years, are subject to an income tax rate of 15%. In addition, companies that qualify as a software development enterprise are exempt from income tax for the first two years and then subject to a reduced income tax rate of 12.5% for the following three years.

In 2008, the Shanghai government granted HNTE status to Zhengtu Information and Giant Network, which resulted in an income tax rate of 15% for these companies for the three-year period ending December 31, 2010. In 2011, Zhengtu Information successfully renewed its HNTE status, thereby extending its 15% tax rate through December 31, 2013. However, Giant Network’s HNTE status was not renewed. The change in HNTE status of Giant Network in 2011 did not have a material impact on our effective tax rate as the substantial majority of Giant Network’s net revenues, besides the license fees paid to Jujia Network and Juhuo Network, were paid to Zhengtu Information and Zhengju Information pursuant to contractual arrangements. For a summary of these contractual arrangements see “Item 4.C, Information on the Company—Organizational Structure”

In 2011, the Shanghai government recognized Jujia Network, Juhuo Network and Zhengju Information, as software development enterprises. In 2012, the tax authority exempted Jujia Network and Juhao Network from income tax for 2011 and 2012, and reduced the tax rate from 25% to 12.5% for the following three years from 2013 to 2015. In 2013, the tax authority will more-likely-than-not exempt Zhengiu Information from income tax for 2012 and 2013, and reduce the tax rate from 25% to 12.5% for the following three years from 2014 to 2016. Although most of our other PRC entities were subject to the standard income tax rate of 25% in 2011 and 2012, the contribution to our income from these entities was not material in those years.

Under the current laws of China, the profits of a foreign invested enterprise that are distributed to its immediate holding company outside the PRC are subject to a withholding tax rate of 10%. A lower withholding tax rate is applied if there is a tax treaty or arrangement between the PRC and the jurisdiction of the foreign holding company. For example, holding companies in Hong Kong that own more than 25% of the equity interest in a PRC company are subject to a 5% withholding tax rate if the Hong Kong holding companies are regarded as the beneficial owners of such dividends. Accordingly, dividends that are paid by Zhengtu Information to Eddia International are subject to a 10% withholding tax, and dividends paid by our PRC subsidiaries to Giant HK are subject to a 5% withholding tax provided that Giant HK is treated as the beneficial owner of the dividends. See “Risk Factors-Risks Related to the Regulation of Our Business- The PRC EIT Law will affect tax exemptions on the dividends we receive and we may not be able to obtain certain treaty benefits on such dividends.”

Net Income (Loss) Attributable to Non-Controlling Interests

Net income (loss) attributable to non-controlling interests, primarily relates to the non-controlling interests in our various game development studios following our studio reorganization. Several of our games are supported by game development studios that are 51% owned by us and 49% owned by the relevant key members of the studios, including ZT Online 2 which is supported by Jujia Network and Giant Online which is supported by Juhuo Network. Accordingly, the non-controlling shareholders of Jujia Network and Juhuo Network are entitled to a portion of the net income generated by the games that they developed and supported. We account for this portion of net income as net income attributable to non-controlling interests. For a summary of the cooperation agreements for ZT Online 2 with Jujia Network, and for Giant Online with Juhuo Network, see “Item 4.C, Information on the Company—Organizational Structure.”

Critical Accounting Policies

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of net revenues and expenses during the financial reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degree of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on our management’s judgment.

Revenue Recognition

We generate our online game revenue from the sale of our prepaid game cards through our distribution network and the sale of game points directly through our official game website. Amounts that we receive for the sale of prepaid game cards prior to their registration to a specific player account are accounted as advances from distributors on our consolidated balance sheet. Once a prepaid game card is registered to a specific player account, amounts received are accounted for as deferred revenues on our consolidated balance sheet. Game points purchased from us on our official game website are automatically credited to the purchaser’s game account, and the related purchase price is accounted for as deferred revenues.

For our free-to-play games, we recognize revenue only after a player uses game points registered to that player’s game account to purchase a virtual item or service as follows:

•

for all virtual services, and “consumable” virtual items, including those that are consumed at a predetermined time or that otherwise have limitations on repeated use, we recognize revenue either ratably or upon consumption depending on whether services and items are recognized as time-based or usage-based.

•

for “permanent” virtual items, or those that are not consumed at a predetermined time or otherwise do not have a limitation on repeated use, we recognize revenue over the estimated lifespan of the virtual item, which is determined on the basis of historical player usage patterns and playing behaviors. However, when the estimated lifespan of certain permanent virtual items is unable to be reasonably determined, the related revenues are recognized over the estimated lifespan of the game.

•	for unused non-permanent consumable items, we recognize revenues immediately once the designated player is deemed inactive.

Future player usage patterns may differ from the historical usage patterns on which our revenue recognition is based, particularly as our games mature and provide additional operating data, which enables us to refine our estimates. Nevertheless, we are committed to continually monitoring each of our games’ actual operational statistics and usage patterns, comparing these actual statistics with our original estimates and refining our estimates and assumptions when they are materially different from the actual statistics.

Licensing Revenues

We license certain of our games to overseas third-party operators. The royalty income is determined based on an agreed upon percentage of game points consumed by the players with accounts registered with the game vendors, net of applicable withholding tax, which becomes fixed and determinable at the time actual usage occurs. The related royalty income is recognized on a monthly basis as the game vendors confirm their sales activities for the period, provided that the collectability is reasonably assured.

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

PRC laws and regulations currently prohibit or restrict foreign-invested companies from providing internet content services, which includes operating online games. To comply with these foreign ownership restrictions, we operate our online game business in China through Giant Network. Giant Network holds the licenses and approvals that are required to operate our online game business. Zhengtu Information has entered into a series of contractual arrangements with Giant Network and its shareholders. Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between us and Giant Network through an irrevocable proxy agreement, whereby the equity holders of Giant Network effectively assigned all of their voting rights underlying their equity interest in Giant Network to us. As a result of these contractual arrangements, we have the substantial ability to control Giant Network and absorb substantially all the profits and expected losses of Giant Network. Therefore, we are considered the primary beneficiary of Giant Network. Accordingly, Giant Network is a variable interest entity of our company under U.S. GAAP and we consolidate its results in our consolidated financial statements. Any changes in PRC laws and regulations that affect our ability to control Giant Network might preclude us from consolidating Giant Network in the future.

Available-for-Sale Securities

We have designated our investment in 51.com as available-for-sale securities. Such available-for-sale securities are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income in shareholders’ equity. Realized gains or losses are charged to earnings during the period in which the gain or loss is realized. If we determine a decline in fair value is other than-temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss. The new cost basis will not be changed for subsequent recoveries in fair value. Determination of whether declines in value are other-than-temporary requires significant judgment. Subsequent increases and decreases in the fair value of available-for-sale securities will be included in comprehensive income through a credit or charge to shareholders’ equity except for an other-than-temporary impairment, which will be charged to earnings. The fair value of our available-for-sale securities were estimated using an enterprise value allocation model, or EVA model. The EVA model requires input of highly subjective assumptions including the expected stock price volatility and the probability of occurrence of certain events. Unfavorable changes in these estimates and assumptions could materially impact our financial position and results of operations. On December 31, 2012, the total fair value of our available-for-sale securities was RMB78.7 million (US$12.6 million), which resulted in an other-than-temporary impairment of RMB240.7 million (US$38.6 million) in connection with our investment in 51.com due to lower than expected core business revenue and operating cash flow, and delays in research and development activities and planned promotion campaigns for newly launched games.

Long-term Investment and Investments in Equity Investees

We account for our investments in the Yunfeng e-Commerce Funds and the Beijing Innovation Work Investment Center (LP) using the equity method and cost method, respectively.

Long-term investment represents cost method investments. In accordance with ASC subtopic 325-20, or ASC 325-20, Investments-Other: Cost Method Investments, for investments in an investee over which the company does not have significant influence, the company carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings. The management regularly evaluates the impairment of its cost method investments based on the performance and financial position of the investee as well as other evidence of estimated market values. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and current and future financing needs. An impairment loss is recognized in the consolidated statements of operations equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment. The impairment charge was nil for the years ended December 31, 2011 and 2012.

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

Under the equity method, the company initially records its investment at cost and prospectively recognizes its proportionate share of each equity investee’s net income or loss on its consolidated statements of operations. The difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill included in equity method investment on the consolidated balance sheets. The company also evaluates the equity method investments for impairment under ASC 323-10. An impairment loss on the equity method investments is recognized in the consolidated statements of income when the decline in value is determined to be other-than-temporary. As of December 31, 2012, the Company recognized an RMB3,211,404 (US$515,466) loss for Shanghai Juxi Network Technology Co., Ltd., or Juxi Network as the decline in its value was determined to be other-than-temporary. There was no impairment charge recorded with respect to investments in these investees as of December 31, 2011.

Held-to-Maturity Securities

The Company has designated its five-year debt instrument investment in Resources SZITIC Trust Co., Ltd., or CR Trust, and its two-year time-deposit with the Bank of Communications (Zhuhai) Branch as held-to-maturity in accordance with ASC320-10 as the Company has the intent and ability to hold the securities until maturity. Held-to-maturity securities are recorded at amortized cost. Interest income from the held-to-maturity securities is recognized when earned. Premiums and discounts, if any, are amortized or accreted over the life of the related security as an adjustment to interest income using the effective-interest method.

Impairment of Intangible Assets

We review our intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We assess the recoverability of those intangible assets by comparing the carrying amount to the estimated future undiscounted cash flow associated with them. If the future net undiscounted cash flow is less than the carrying amount of the intangible assets, such intangible assets are considered impaired and an expense is recognized equal to the amount required to reduce the carrying amount of such intangible assets to their then fair value. During the year ended December 31, 2010, we assessed certain indicators of impairment impacting the KIII game’s revenue and cash flow forecasts which were primarily attributed to increasing competition coupled with declines in customer demand. We tested the KIII game for impairment using an income approach, which involved applying an appropriate discount rate to estimated cash flow forecasts. Based on our analysis, we recorded an impairment charge of RMB46,557,669 for the year ended December 31, 2010, which is included in the line “Impairment of intangible assets” in our consolidated statements of operations and comprehensive income. We did not record any impairment charge in 2011. We recorded an impairment charge of RMB13.1 million (US$2.10 million) for the year ended December 31, 2012 relating to the abandonment of certain prelaunch projects and one previously launched game that was underperforming.

Income Taxes

We follow the liability method in accounting for income taxes in accordance with ASC subtopic 740-10, or ASC 740-10, Income Taxes: Overall. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the year in which the differences are expected to reverse. We record a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that all or some portion of the deferred tax assets will not be realized. The effect on deferred taxes of a tax rate change is recognized as an increase or decrease to income tax expense during the year in which the change takes effect.

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

Accounting for Uncertain Income Tax Positions

The Company applies the provisions of ASC 740-10 to account for uncertainties in income taxes. ASC 740-10 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold of a tax position required to be met before being recognized in the financial statements. The Company’s estimated liability for unrecognized tax benefits are periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and or developments with respect to tax audits, and the expiration of the statute of limitations. In future periods, these changes in facts and circumstances may require the Company to adjust the recognition and measurement estimates with regard to changes in individual tax positions. Changes in recognition and measurement estimates are recognized in the period when the change occurs. The Company has elected to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the Company’s consolidated statements of operations and comprehensive income.

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

As of December 31, 2012, the amounts of unrecognized share-based compensation cost related to share-based options and restricted shares issued to employees were RMB0.77 million (US$0.12 million) and RMB136.1 million (US$21.9 million). The deferred cost of share-based options and restricted shares are expected to be recognized over a weighted-average vesting period of 0.9 years and 2.5 years, respectively. To the extent the actual forfeiture rate is different from original estimate, actual share-based compensation related to these awards may be different from the expectation.

Results of Operations

	For the Year Ended December 31,
	2010		2011		2012
	(RMB)	% of Net revenues	(RMB)	% of Net revenues	(RMB)	(US$)	% of Net revenues
	(in millions, except percentages)
Total net revenue	1,332.8	100.0%	1,792.2	100.0%	2,152.0	345.5	100.0%
Cost of services	(199.1)	(14.9)%	(257.2)	(14.4)%	(288.4)	(46.3)	(13.4)%
Gross profit	1,133.7	85.1%	1,535.0	85.6%	1,863.6	299.2	86.6%
Operating (expenses) income:
Research and product development	(186.0)	(14.0)%	(230.2)	(12.8)%	(326.8)	(52.5)	(15.2)%
Sales and marketing	(143.0)	(10.7)%	(170.0)	(9.5)%	(146.5)	(23.5)	(6.8)%
General and administrative	(119.4)	(9.0)%	(103.7)	(5.8)%	(148.7)	(23.9)	(6.9)%
Government financial incentives	57.4	4.3%	47.7	2.7%	63.6	10.2	3.0%
Impairment of intangible assets	(46.7)	(3.5)%	—	—	—	—	—
Total operating expenses	(437.7)	(32.9)%	(456.2)	(25.4)%	(558.4)	(89.7)	(25.9)%
Income from operations	696.0	52.2%	1,078.8	60.2%	1305.2	209.5	60.7%
Interest income	136.1	10.2%	141.6	7.9%	105.8	17.0	4.9%
Investment income/(loss)	—	—	3.0	0.2%	(243.6)	(39.1)	(11.3)%
Other income, net	65.4	4.9%	43.6	2.4%	34.8	5.6	1.6%
Income before income tax expenses	897.5	67.3%	1,267.0	70.7%	1,202.2	193.0	55.9%
Income tax expenses	(89.3)	(6.7)%	(352.4)	(19.7)%	(124.2)	(19.9)	(5.8)%
Share of loss of an equity investee	(0.6)	—	(8.2)	(0.5)%	(6.1)	(1.0)	(0.3)%
Net income	807.6	60.6%	906.4	50.5%	1,071.9	172.1	49.8%

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Net Revenues. Our total net revenues increased by 20.1% from RMB1,792.2 million in 2011 to RMB2,152.0 million (US$345.5 million) in 2012. Net revenues from online games increased 22.1% from RMB1,701.4 million in 2011 to RMB2,075.0 million (US$333.1 million) in 2012. The increase was mainly attributable to the growth in revenue generated from ZT Online 2. Net revenues from licensing decreased 4.3% from RMB54.5 million in 2011 to RMB52.2 million (US$8.4 million) in 2012, while other net revenues also decreased from RMB36.3 million in 2011 to RMB24.8 million (US$4.0 million) in 2012.

Cost of Services. Our cost of services increased by 12.1% from RMB257.2 million in 2011 to RMB288.4 million (US$46.3 million) in 2012. The increase in our cost of services was primarily attributable to an increase in business tax due to the increase in net revenues and an increase in compensation expense for our personnel.

Gross Profit and Margin. Our gross profits increased 21.4% from RMB1,535.0 million in 2011 to RMB1,863.6 million (US$ 299.2 million) in 2012, primarily due to the increase in our net revenues. Our gross profit margin increased from 85.6% in 2011 to 86.6% in 2012.

Operating Expenses. Our operating expenses increased 22.4% from RMB456.2 million in 2011 to RMB558.4 million (US$89.7 million) in 2012. The increase in our operating expenses was primarily due to an increase in our research and development, or R&D, expenses, and our general and administrative expenses, partially offset by a decrease in our sales and marketing expenses and higher government financial incentives in 2012 as compared to 2011.

Research and Product Development. Our research and product development expenses increased 42.0% from RMB230.2 million in 2011 to RMB326.8 million (US$52.5 million) in 2012. The increase in our research and product development expenses was primarily due to the R&D department’s expansion to accommodate additional product development, increased cash compensation including regular pay raises and performance based bonuses, and increased share-based compensation expenses related to restricted shares granted at the end of November 2011. We expect our research and product development expenses to increase in 2013 as we continue to expand our game pipeline through internal game development.

Sales and Marketing. Our sales and marketing expenses decreased 13.8% from RMB170.0 million in 2011 to RMB146.5 million (US$23.5 million) in 2012. The decrease in our sales and marketing expenses was primarily due to the significant advertising expense incurred for the launch of ZT Online 2 and Elsword in 2011. Our advertising expenses decreased 11.3% from RMB105.3 million in 2011 to RMB93.4 million (US$15.0 million) in 2012.

General and Administrative. Our general and administrative expenses increased 43.4% from RMB103.7 million in 2011 to RMB148.7 million (US$23.9 million) in 2012. The increase in our general and administrative expenses was primarily due to the higher share-based compensation related to the restricted shares granted at the end of November 2011 and fewer reimbursements related to our ADR program in fiscal year 2012 as compared to fiscal year 2011.

Government Financial Incentives. The amount of government financial incentives we received increased 33.3% from RMB47.7 million in 2011 to RMB63.6 million (US$10.2 million) in 2012. This financial incentive mainly relates to the refund of business tax, value-added tax, and enterprise income tax from the Shanghai municipal government.

Income from Operations. As the result of the foregoing, our income from operations increased 21.0% from RMB1,078.8 million in 2011 to RMB1,305.2 million (US$209.5 million) in 2012. As a percentage of total net revenues, income from operations increased from 60.2% in 2011 to 60.7% in 2012.

Interest Income. Our interest income decreased 25.3% from RMB141.6 million in 2011 to RMB105.8 million (US$17.0 million) in 2012. The decrease in our interest income was mainly attributable to the lower interest income earned from a lower cash balance in 2012 compared to 2011, which was caused by the payment of a special cash dividend of US$3.00 per ADS or ordinary share in September 2011.

Investment Income (Loss). In 2012, we recorded investment losses of RMB243.6 million (US$39.1 million), which was primarily due to the write-down of our investment in 51.com as the decline in its fair value was determined to be other-than-temporary. This investment loss resulted from lower than expected core business revenue and operating cash flow, and delays in research and development activities and planned promotion campaigns for newly launched games.

Income Tax Expenses. Our income tax expense decreased 64.8% from RMB352.4 million in 2011 to RMB124.2 million (US$19.9 million) in 2012. The decrease in our income tax expense was mainly due to a one-time withholding tax accrued in the second quarter 2011 in connection with the repatriation of cash for a special cash dividend paid in September 2011, partially offset by the recognition of RMB63.0 million in deferred tax assets (an increase in deferred tax asset on the balance sheet and a corresponding income tax benefit on the income statement).

Net Income (Loss) Attributable to Non-Controlling Interests. In 2012, our net income attributable to non-controlling interests was RMB78.2 million (US$12.6 million), compared to a net income attributable to non-controlling interests of RMB26.4 million in 2011. This increase was due to the full year effect in 2012 of revenue sharing with non-controlling shareholders, compared with approximately six months of such revenue sharing in 2011.

Net Income Attributable to Our Shareholders. Net income attributable to our shareholders increased 12.9% from RMB880.0 million in 2011 to RMB993.7 million (US$159.5 million) in 2012. As a percentage of total net revenues, net income attributable to our shareholders decreased from 49.1% in 2011 to 46.2% in 2012, which was mainly due to the investment loss of RMB240.7 million (US$ 38.6 million) pertaining to our investment in 51.com which was recorded during the fourth quarter 2012.

Dividends. We paid dividends to our shareholders in the amount of RMB4,810.2 million and RMB446.3 million (US$71.6 million) in 2011 and 2012, respectively. In addition, on February 22, 2013, our board of directors declared a cash dividend in the amount of RMB626.1 million (US$100.5 million), which will be payable to shareholders of record at the close of trading on May 20, 2013.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net Revenues. Our total net revenues increased by 34.5% from RMB1,332.8 million in 2010 to RMB1,792.2 million in 2011. The increase of our net revenues was mainly attributable to the official implementation of ZT Online 2. Net revenues from online games increased 31.9% from RMB1,289.4 million in 2010 to RMB1,701.4 million in 2011. These increases were mainly attributable to the growth in revenue generated from ZT Online 2. Net revenues from licensing increased 27.6% from RMB42.7 million in 2010 to RMB54.5 million in 2011, while other net revenues increased from RMB0.7 million in 2010 to RMB36.3 million in 2011, primarily as a result of certain game development services provided to independent third parties during the year.

Cost of Services. Our cost of services increased by 29.2% from RMB199.1 million in 2010 to RMB257.2 million in 2011. The increase in our cost of services was primarily attributable to an increase in business tax due to the increase in net revenues and an increase of compensation expense for our personnel.

Gross Profit and Margin. Our gross profits increased 35.4% from RMB1,133.7 million in 2010 to RMB1,535.0 million in 2011, primarily due to the increase in our net revenues. Our gross profit margin increased from 85.1% in 2010 to 85.6% in 2011.

Operating Expenses. Our operating expenses increased 4.2% from RMB437.7 million in 2010 to RMB456.2 million in 2011. The increase in our operating expenses was primarily due to an increase in our research and development expenses used to broaden our game pipeline, an increase in our sales and marketing expenses in connection with marketing campaigns for new games, and a decrease in the amount of government financial incentives that we received, partially offset by a decrease in our general and administrative expenses. In addition, our 2010 impairment charge relating to the KIII software, and the lack of any such impairment charge in 2011, partially offset the general increase in our operating expenses.

Research and Product Development. Our research and product development expenses increased 23.8% from RMB186.0 million in 2010 to RMB230.2 million in 2011. The increase in our research and product development expenses was primarily due to the R&D department’s expansion to accommodate additional product development and existing game enhancements. In addition, in 2011, we capitalized RMB4.8 million of research and product development costs, compared to RMB10.8 million of such capitalized costs in 2010.

Sales and Marketing. Our sales and marketing expenses increased 18.9% from RMB143.0 million in 2010 to RMB170.0 million in 2011. The increase in our sales and marketing expenses was primarily due to our increased marketing efforts to support our games, such as ZT Online 2 and Elsword. Our advertising expense increased 61.3% from RMB65.3 million in 2010 to RMB105.3 million in 2011.

General and Administrative. Our general and administrative expenses decreased 13.2% from RMB119.4 million in 2010 to RMB103.7 million in 2011. The decrease in our general and administrative expenses was primarily due to stricter cost controls and an increase in reimbursements from the depositary bank of RMB27.6 million related to our American Depositary Receipt program in 2011.

Government Financial Incentives. The amount of government financial incentives we received decreased 16.9% from RMB57.4 million in 2010 to RMB47.7 million in 2011. This financial incentive mainly relates to the sales tax paid.

Income from Operations. As the result of the foregoing, our income from operations increased 55.0% from RMB696.0 million in 2010 to RMB1,078.8 million in 2011. As a percentage of total net revenues, income from operations increased from 52.2% in 2010 to 60.2% in 2011.

Interest Income. Our interest income increased 4.0% from RMB136.1 million in 2010 to RMB141.6 million in 2011. The increase in our interest income was mainly attributable to more efficient treasury management even when taking into account the effects of our one-time special cash dividend paid in September 2011, which reduced our balance of cash and cash equivalents and short-term investments by RMB4,539.9 million.

Investment Income (Loss). In 2011, we recorded investment income of RMB3 million in connection with our minority investments in certain software companies.

Income Tax Expense. Our income tax expense increased 294.6% from RMB89.3 million in 2010 to RMB352.4 million in 2011. The increase in our income tax expense was mainly attributable to a one-time withholding tax accrued in the second quarter 2011 in connection with the repatriation of cash for a special cash dividend paid in September 2011 which is offset by a RMB53.7 million increase in deferred tax assets due to the change in tax rate of Giant Network from 15% to 25%.

Net Income (Loss) Attributable to Non-Controlling Interests. In 2011, our net income attributable to non-controlling interests was RMB26.4 million, compared to a net loss attributable to non-controlling interests of RMB3.6 million in 2010. This increase was due to the completion of our studio reorganization in 2011 and the increase in revenue generated by ZT Online 2, which is supported by Jujia Network, one of our game development studios that is 51% owned by us and 49% owned by key members of the development team.

Net Income Attributable to Our Shareholders. Our net income attributable to our shareholders increased 8.5% from RMB811.2 million in 2010 to RMB880.0 million in 2011. As a percentage of total net revenues, net income attributable to our shareholders decreased from 60.9% in 2010 to 49.1% in 2011, which was mainly due to a one-time withholding tax accrued amounting to RMB259.4 million associated with the repatriation of cash for the special dividend paid during the third quarter 2011.

Dividends. We paid dividends to our shareholders in the amount of RMB279.1 million and RMB4,810.2 million in 2010 and 2011, respectively. Dividends paid in 2011 included both an annual dividend in the amount of RMB270.3 million, which was paid in March and April of 2011, and a special dividend in the amount of RMB4,539.9 million, which was paid in September 2011.

B. Liquidity and Capital Resources

Cash Flows and Working Capital

As of December 31, 2012, we had RMB1,943.1 million (US$311.9 million) in cash and cash equivalents, out of which RMB1,543.7 million (US$247.8 million) was held by our PRC subsidiaries, RMB125.3 million (US$20.1 million) was held by the Company’s offshore holding companies and RMB274.1 million (US$44.0 million) was held by Giant Network, and its subsidiaries. Although we consolidate the results of Giant Network and its subsidiaries in our consolidated financial statements, we do not have direct access to the cash and cash equivalents or future earnings of these entities. However, these cash balances can be indirectly utilized by us for our normal operations pursuant to the contractual arrangements that provide us with the substantial ability to control Giant Network, its subsidiaries and their operations.

In addition, to fund any unforeseen cash requirements, we may need to rely on dividends and other distributions on equity paid by our PRC subsidiaries. PRC regulations currently permit payment of dividends of a PRC company only out of retained earnings as determined in accordance with accounting standards and regulations in China. The significant differences between the retained earnings as determined in accordance to PRC accounting standards as compared to those as presented in our financial statements are mainly due to the revenue recognition using a cash basis (under the PRC accounting standards) versus an accrual basis (under US GAAP) and the corresponding impact on deferred tax. In addition, wholly foreign-owned enterprises in China are required to allocate at least 10% of their respective after-tax profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends.

Under the current laws of China, the profits or dividends of a foreign invested enterprise, when distributed to its immediate holding company outside the PRC, are subject to a withholding tax rate of 10%. A lower withholding tax rate is applied if there is a tax treaty or arrangement between the PRC and the jurisdiction of the foreign holding company. For example, holding companies in Hong Kong that own more than 25% of the equity interest in a PRC company are subject to a 5% withholding tax rate. Accordingly, dividends that Zhengtu Information pays Eddia International are subject to a 10% withholding tax, and dividends that our PRC subsidiaries pay Giant HK are subject to a 5% withholding tax, provided that Giant HK can be regarded as the beneficial owner of such dividends. For a discussion of risks relating to tax treaty benefits, see “Risk Factors — Risks Related to the Regulation of Our Business — The PRC EIT Law will affect tax exemptions on the dividends we receive and we may not be able to obtain certain treaty benefits on such dividends.”

As of December 31, 2012, total amount of cash and cash equivalents and short-term investments held by our PRC subsidiaries that are available for distribution to our offshore holding companies as dividends was US$284.9 million. As of December 31, 2012, the accrued and unpaid foreign withholding taxes in relation to the undistributed earnings of our PRC subsidiaries was US$22.8 million, which represents the withholding taxes related to the portion of Zhengtu Information’s undistributed earnings of US$181.5 million accumulated prior to December 31, 2010 and Zhengju Information’s undistributed earnings of US$103.4 million accumulated prior to December 31, 2012 that are expected to be distributed in the form of dividends in the near future.

Finally, Giant Network and its subsidiaries are not subsidiaries of the Company, and therefore no cash held by Giant Network and its subsidiaries will be transferred to the Company or its offshore holding companies in the form of dividends. As such, Giant Network and its subsidiaries would not be subject to any withholding tax obligation in this respect. However, the majority of revenues generated by Giant Network and its subsidiaries are transferred to our PRC subsidiaries in the form of license fees and service fees through contractual arrangements.

We believe that our current cash and cash equivalents and cash flows from operations will be sufficient to meet our anticipated cash needs for more than 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments, or acquisitions we may decide to pursue.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2010	2011	2012
	(RMB)	(RMB)	(RMB)	(US$)
	(in millions)
Net of cash provided by operating activities	1,032.1	1,274.7	1,440.0	231.1
Net cash provided by investing activities	958.3	1,653.3	79.0	12.7
Net cash used in financing activities	(250.6)	(4,709.5)	(527.4)	(84.7)
Cash and cash equivalents at the end of the year	2,776.9	950.3	1,943.1	311.9

Operating Activities

For 2010, 2011 and 2012, our net cash provided by operating activities primarily resulted from our net income of RMB807.6 million, RMB906.4 million and RMB1072.0 million (US$172.1 million), respectively. Cash flows from advances from distributors in 2010, 2011 and 2012 were RMB14.1 million cash outflow, RMB6.8 million cash inflow and RMB11.1 million (US$1.8 million) cash inflow, respectively. Cash flows from deferred revenues in each of these periods was RMB121.5 million cash inflow, RMB86.4 million cash inflow and RMB43.2 million (US$6.9 million) cash outflow, respectively. Advances from distributors and deferred revenues represent proceeds that we have received for sales of our prepaid game cards from our distributors and game points purchased on our website that have not yet been recognized as revenues. See “Item 5 — Critical Accounting Policies — Revenue Recognition —Online Game Net Revenues” above.

Investing Activities

In 2010, our net cash provided by investing activities was RMB958.3 million, which was mainly attributable to the maturity of short-term investments during the year.

In 2011, our net cash provided by investing activities was RMB1,653.3 million, which was mainly attributable to the maturity of certain short-term investments during the year in the amount of RMB6,047.5 million, and partially offset by cash payment for short-term investments in the amount of RMB3,733.3 million, an investment in equity investees in the amount of RMB317.1 million, an investment in held-to-maturity securities in the amount of RMB100 million, and purchase of property and equipment in the amount of RMB244.6 million. The RMB100 million held-to-maturity securities relate to a five year trust arrangement with Resources SZITIC Trust Co. Ltd., which used the proceeds from this trust arrangement to finance certain real estate development projects.

          In 2012, our net cash provided by investing activities was RMB79.0 million (US$12.7 million), which was mainly attributable to the maturity during the year of certain short-term investments in the amount of RMB939.0 million (US$150.7 million), partially offset by cash payment for short-term investments in the amount of RMB758.6 million (US$121.8 million). RMB600.0 million (US$96.3 million) of the RMB758.6 million short-term investments relate to two trust arrangements with Huaneng Guicheng Trust Co., Ltd., which used both of these trust arrangements to finance certain real estate development projects.

In March 2013, we purchased a convertible bond from China Minsheng Banking Corp., Ltd., or the CMBC Bond, for RMB35.2 million (US$5.6 million). Mr. Yuzhu Shi, our chairman and chief executive officer, currently serves as a non-executive director and a principal shareholder of China Minsheng Banking Corp., Ltd., or Minsheng Bank. The CMBC Bond has a term of six years and the annual interst rate is 0.6% for the first, second and third year, and 1.5% for the fourth, fifth, and sixth year of its term. During the period beginning six months after the date the CMBC Bond was issued, until it matures on March 15, 2019, we may convert the CMBC Bond into A-shares of Minsheng Bank, which are listed on the Shanghai Stock Exchange. We are allowed to trade the CMBC Bond on the Shanghai Stock Exchange after April 28, 2013. The transaction was reviewed and approved by the disinterested directors of our board of directors. For a discussion of risks relating to our investment activities, see “Item 3. Key Information — Risk Factors —Risks Related to Our Business and Industry — As an online game company, our experience with investment activities is limited.”

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

In 2011, our net cash used in financing activities was RMB4,709.5 million, which included dividends paid to shareholders in the amount of RMB4,810.2 million. This amount of cash used in financing activities was partially offset by our receipt of RMB138.5 million in proceeds from the exercise of stock options by our officers, directors and employees.

In 2012, our net cash used in financing activities was RMB527.4 million (US$84.7 million), which primary included dividends paid to shareholders in the amount of RMB446.3 million (US$71.6 million).

Capital Expenditures

Our capital expenditures were RMB42.3 million, RMB279.8 million and RMB75.6 million (US$12.1 million) in 2010, 2011 and 2012, respectively. In 2010, our capital expenditures were primarily related to the purchase of software and other operational equipment. In 2011, our capital expenditures primarily were related to the purchase and decorations of our office building on Yishan Road which amounted to RMB208.2 million. In 2012, our capital expenditures were mainly used to purchase servers and specific software. We expect our capital expenditures to increase in 2013 due to our intention to purchase additional game servers and internet software products.

C. Research and Development

In the fourth quarter of 2008, we introduced Win@Giant, an incubation program designed to, among other things, identify, recruit and incentivize talented individuals in the areas of game design and development. Beginning in 2009, in connection with our Win@Giant initiative, we began reorganizing our game development studios by establishing various subsidiaries that are 51% owned by us and 49% owned by the relevant development team members. Each reorganized studio is only focused upon producing and supporting their own internally developed games, which we believe gives them greater incentive to make their games commercially successful. As a result of this reorganization, Giant Online is supported by Juhuo Network, and ZT Online 2 is supported by Jujia Network. Our research and product development expenses were RMB186.0 million, RMB230.2 million and RMB326.8 million (US$52.5 million) in 2010, 2011 and 2012, respectively. For a discussion of risks relating to our game development studio reorganization, see “Risk Factors — Risks Related to Our Business and Industry — We may not be able to successfully implement our growth strategies, which would materially and adversely affect our revenue, profitability and competitiveness” and “Risk Factors — The reorganization of our game development studios could materially and adversely affect our results of operations as a portion of the profits from games developed or operated by these studios will be shared with the non-controlling shareholder of these studios.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2012 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

In April 2011, we committed to invest a total of RMB30.0 million in Innovation Work, an investment fund led by Mr. Kai-Fu Lee that focuses on early-stage internet and technology companies operating in China. As of December 31, 2012, we have invested RMB18.0 million (US$2.9 million) in Innovation Work. In October 2012, we committed to invest a total of RMB8.0 million (US$1.3 million) in Beijing Dijiang Network Technology Co., Ltd., or Dijiang Network, a game development company focusing on mobile games. As of December 31, 2012, we have invested RMB3.0 million (US$481,500) in Dijiang Network. As a result, the remaining investment commitments as of December 31, 2012 were RMB17.0 million (US$2.7 million).

A summary of our contractual obligations at December 31, 2012 is as follows:

	Contractual Obligations
	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years	Total	Total
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Capital commitments	1,325	—	—	—	1,325	213
Operating leases (1)	22,921	6,853	—	—	29,774	4,779
Licensing fees	7,476	—	—	—	7,476	1,200
Investment commitments	—	17,000	—	—	17,000	2,729
Total	31,722	23,853	—	—	55,575	8,921

(1)	Operating leases are for office premises research and development facility.

ITEM  6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. The business address of each of our directors and executive officers is 11/F No. 3 Building, No. 700 Yishan Road, Shanghai 200233, People’s Republic of China.

Name	Age	Position
Yuzhu Shi	50	Chairman of the Board of Directors, Chief Executive Officer
Wei Liu	45	Director, President
Lu Zhang	49	Director
Andrew Y. Yan	56	Independent Director
Jason Nanchun Jiang	40	Independent Director
Peter Andrew Schloss	52	Independent Director
Jazy Zhang	44	Chief Financial Officer
Shiliang Song	35	Chief Technology Officer
Xuefeng Ji	34	Senior Vice President of Research and Development
Min Tang	43	Vice President of Media and Human Resources
Yonghua Lu	52	Vice President of Sales and Marketing
Yongjun Fei	45	Vice President of Office Administration, Legal Affairs and Intellectual Property Rights
Guoqiang Ding	34	Vice President of Research and Development
Cheng Peng	31	Vice President of Research and Development
Meng Wu	28	Vice President of Research and Development

Mr. Yuzhu Shi is the chairman of our board of directors and our chief executive officer. Mr. Shi also serves as a director for China Minsheng Banking Corp., Ltd., Giant Investment Co., Ltd., Stone Holding Co., Ltd. and Union Sky Holding Group Limited and an independent director for Shanghai Zhangjiang Innopark Development Inc. He was awarded the “People Who Mattered to China Reform” in 1994, “CCTV Economic People of the Year in China” in 2001 and “Excellent Entrepreneur of Privately-Owned Enterprise” and “Hong Kong Redbud Cup Excellent Entrepreneur” in 2004. Mr. Shi obtained his bachelor’s degree in mathematics from Zhejiang University in 1984. Mr. Shi resigned from his office as chief executive officer of our Company, effective on April 19, 2013. After his resignation, Mr. Shi will continue to serve as the chairman of our board of directors.

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

Mr. Lu Zhang has been a director of our company since October 2006. Mr. Zhang also served as chief operating officer of our company from October 2006 to April 2010 and then as vice president in charge of corporate assets, game maintenance and care and customer service from April 2010 to January 2011. Prior to joining us, Mr. Zhang served as the development manager of Shanghai Jiante Bio-Technology Co., Ltd. from 2000 to 2004. From 1993 to 1999, Mr. Zhang was the general manager of Zhuhai Giant Group Computer Co., Ltd. From 1984 to 1990, Mr. Zhang served as an engineer at Nanjing Electronic Technology Development Institution. Mr. Zhang received his bachelor’s degree in computer science from the Hangzhou Electronic Industry Institute in 1984.

Mr. Andrew Y. Yan has served as an independent director of our company since October 2006. Mr. Yan currently serves as the founding managing partner of SAIF Partners. Prior to joining SAIF, he was the managing director and head of the Hong Kong office of the Emerging Markets Partnership from 1994 to 2001. From 1989 to 1994, he worked in Washington, DC. for The World Bank, Hudson Institute and Sprint International Corporation as an economist, research fellow and director for Asia, respectively. From 1982 to 1984, he was the chief engineer at the Jianghuai Airplane Corp of China. Mr. Yan received his bachelor degree in Engineering from the Nanjing Aeronautic Institute in the PRC and received his master of arts degree in International Political Economy from Princeton University in 1989. Mr. Yan was a recipient of 2012 China’s National “A Thousand Talents Program” and currently a member of its Evaluation Committee. He is a founding director of China Venture and Private Equity Association, and a director of Peking University Endowment Investment Committee. He was voted by the China Venture Capital Association as “The Venture Investor of the Year” in both 2004 and 2007. He was also selected as one of the “Fifty Finest Private Equity Investors in the World” by the Private Equity International in 2007; “No. 1 Venture Capitalist of the Year” by Forbes (China) in 2008 and 2009. He was the “Venture Capital Professional of the Year” by Asia Venture Capital Journal in 2009. Mr. Yan is also currently an independent non-executive director of China Resources Land Ltd., China Mengniu Diary Company Limited, China Petroleum & Chemical Corporation and Fosun International Ltd.; a non-executive director of Digital China Holdings Ltd., China Huiyuan Juice Group Limited, MOBI Development Co., Ltd., eSun Holdings Limited and Guodian Technology & Environment Group Corporation Limited (all nine companies above-mentioned are listed on the Hong Kong Stock Exchange, and China Petroleum & Chemical Corporation is also listed on the New York Stock Exchange); and a director of Acorn International Inc. (listed on the New York Stock Exchange), ATA Inc. (listed on the Nasdaq) and Eternal Asia Supply Chain Co. Ltd. (listed on the Shenzhen Stock Exchange). The Board of Directors has determined that Mr. Yan’s other commitments do not interfere with the abilities of Mr. Yan to effectively serve as a director and member of our audit committee.

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

Mr. Peter Andrew Schloss is an independent director of our company. Mr. Schloss is a partner and member of the investment committee of Phoenix Media Fund L.P., a private equity fund established by the Phoenix Television Group (HKSE: 2008). Mr. Schloss is also an independent director and audit committee chairman of YY Inc. (Nasdaq: YY) and has been a director of that company since November 2012. Previously, Mr. Schloss served as the chief executive officer of Allied Pacific Sports Network Limited. From 2004 to 2007, Mr. Schloss was an executive director of TOM Online Inc. He served as chief financial officer of TOM Online Inc. from December 2003 to September 2005 and chief legal officer of TOM Online Inc. from September 2005 to September 2007. Mr. Schloss was the general counsel at IBM China/Hong Kong Corporation from 1989 to 1991. From 1991 to 1996, he was the general counsel of Satellite Television Asian Region Limited, and was a director of that company from 1993 to 1996 as well as director of Asia Satellite Telecommunications Company Limited from November 1991 to June 1993. He was also an investment banker of ING Barings and head of its Asia Media, Internet and Technology Group from 1999 to 2001. Mr. Schloss received a bachelor’s degree in Political Science and a Juris Doctor degree from Tulane University.

Ms. Jazy Zhang joined our company as the chief financial officer in August 2011. Prior to joining us, Ms. Zhang was the chief financial officer of Shanghai Storm Entertainment, a venture capital invested pre-IPO online game company in China from November 2009. From 2005 to 2007, Ms. Zhang served as the director of accounting at Magma Design Automation, Inc. Prior to joining Magma Design Automation, Ms. Zhang held finance and accounting management positions at Nassda Corporation from 2004 to 2005, Brocade Communications, Inc. from 2001 to 2004, and Tumbleweed Communications from 2000 to 2001, and worked at PricewaterhouseCoopers LLP in Los Angeles and San Jose, California from 1995 to 2000. Ms. Zhang is a U.S. certified public accountant and holds a master of business taxation from the University of Southern California and a bachelor of science in engineering from Shanghai Jiao Tong University.

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

Mr. Xuefeng Ji has served as a vice president primarily in charge of product development, quality control and project management since September 2009. Most recently, he was promoted to senior vice president and took on additional responsibilities to oversee our technical and platform support, game operations and customer care center. Mr. Ji acted as the game statistic designer for ZT Online and later the principal designer and project manager of ZT Online from 2005 to 2007. From 2007 to 2009, Mr. Ji acted as the general manager of the ZT Online project division. Mr. Ji received his bachelor’s degree in applied mathematics from Fudan University in 2002 and his master’s degree in mathematics from Fudan University in 2005.

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

Mr. Yongjun Fei is a vice president primarily in charge of office administration, legal affairs and intellectual property rights of our company. Prior to joining us, Mr. Fei was the vice general manager of Shanghai Giant Biotech Co., Ltd. and Shanghai Golden Partner Biotech Co., Ltd from 1999 to 2007. From January to July 1999, Mr. Fei was the general manager of Zhuhai Kangqi Co., Ltd, and a marketing manager of Tongwei Shenzhen Electronic Co., Ltd from 1997 to 1998. Mr. Fei used to be the general manager of several branch companies of Zhuhai Giant Group from 1994 to 1997, and a professor at Tianjin University from 1990 to 1994. Mr. Fei received a bachelor’s degree in Precise Instruments and Technology from Tianjin University in 1990 and received his master’s degree in business administration from the China Europe International Business School in 2004.

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

Mr. Cheng Peng has served as a vice president of our company in charge of the ZT Online project division, the overseas operation center and the research institute since January 2011. Prior to joining us, Mr. Peng worked at Shanda Interactive Entertainment Limited as a project director in charge of several top games from 2008 to 2010. Prior to that, he served as a product manager of multiple game products from 2005 to 2007 at Shanda. Mr. Peng graduated from Chengde Petroleum College in July 2004 with a major in computer information management.

Mr. Meng Wu has been a vice president of our company in charge of project development, focusing on webgame planning and development, since February 2012. Prior to joining us, Mr. Wu served as president and a game producer of Dovo Technology, Inc., a webgame developer and operator in China from 2007 to 2012, during which time period he was responsible for project planning and game development. In 2006, Mr. Wu established Fanswo, a leading WEB2.0 community in China and served as chief executive officer of that company.

B. Compensation

Compensation of Directors and Executive Officers

In 2012, the aggregate cash compensation paid to our directors and executive officers as a group was RMB20.5 million (US$3.3 million). In addition, an aggregate of 250,000 restricted ordinary shares of the Company were granted to our directors and officers in 2012. Our executives are also entitled to pension benefits under PRC law, which we are required to accrue for based on certain percentages of the executives’ salaries in accordance with the relevant regulations. These benefits have been properly accrued for as of December 31, 2012.

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

Our board of directors determines remuneration to be paid to directors. The compensation committee assists our board of directors in reviewing and approving the compensation structure for directors. Our current service contracts with our outside directors do not provide them with any benefits upon termination.

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

The 2007 Plan initially provided for the issuance of up to 7.8 million ordinary shares, our board of directors increased to 10.7 million ordinary shares in August 2010, and further increased to 23.7 million ordinary shares in October 2011. In October 2011, our board of directors also approved the grant of up to 14 million restricted ordinary shares to select employees and officers of the Company, and the reduction of the exercise price for approximately 1.1 million stock options previously granted under the 2007 Plan, to a new exercise price of US$4.07, which was the closing price of our ADSs on October 28, 2011.

The tables set forth below summarize the outstanding stock options and restricted shares under the 2006 Plan and 2007 Plan as of December 31, 2012.

Exercise Price	Total Outstanding Options	Vested Options	Unvested Options
US$2.00	33,000	33,000	N/A
US$4.07	874,900	733,100	141,800

Total	907,900	766,100	141,800

Exercise Price	Total Restricted Shares Granted Excluding Cancelled Units	Vested Restricted Shares	Unvested Restricted Shares
N/A	13,371,000	2,765,800	10,605,200

The 2007 Plan is administered by the administrator, which can be our board of directors or one or more committees appointed by the board of directors. It can also be a committee acting within its delegated authority. Subject to the provisions of the 2007 Plan, the administrator is authorized and empowered to do all things necessary or desirable in connection with the authorization of awards and the administration of the 2007 Plan.

The table below set forth both the restricted share and option grants made to our directors and executive officers pursuant to the 2006 Plan and 2007 Plan as of December 31, 2012.

Name	Number of Restricted Shares*	Number of Options	Exercise Price (/share)			Grant Date	Expiration Date
Wei Liu	—	108,500	US$	2.00		October 1, 2006	September 30, 2012
	—	500,000	US$	2.00		May 15, 2007	September 30, 2013
	1,000,000	—		—		November 29, 2011	—
Lu Zhang	—	108,500	US$	2.00		October 1, 2006	September 30, 2012
	—	500,000	US$	2.00		May 15, 2007	September 30, 2013
Andrew Y. Yan (Director)	—	500,000	US$	6.36	**	October 17, 2007	October 12, 2017
	50,000	—		—		November 29, 2011	—
Jason Nanchun Jiang (Director)	—	50,000	US$	6.36	**	October 17, 2007	October 12, 2017
	50,000	—		—		November 29, 2011	—
Peter Andrew Schloss (Director)	—	50,000	US$	6.36	**	October 17, 2007	October 12, 2017
	—	10,000	US$	4.07		January 14, 2011	January 14, 2021
	50,000	—		—		November 29, 2011	—
Jazy Zhang	600,000	—		—		November 29, 2011	—
Shiliang Song	—	750,000		*	*	October 1, 2006	September 30, 2012
	—	600,000	US$	2.00		May 15, 2007	September 30, 2013
	1,000,000	—		—		November 29, 2011	—
Min Tang	400,000	—		—		November 29, 2011	—
Xuefeng Ji	—	400,000		*	**	October 1, 2006	September 30, 2012
	—	100,000	US$	2.00		May 15, 2007	September 30, 2013
	2,000,000	—		—		November 29, 2011	—
Guoqiang Ding	—	500,000		*	**	October 1, 2006	September 30, 2012
	—	200,000	US$	2.00		May 15, 2007	September 30, 2013
	1,000,000	—		—		November 29, 2011	—
Cheng Peng	60,000	—		—		June 1, 2010	—
	1,000,000	—		—		November 29, 2011	—
Yongjun Fei	400,000	—		—		November 29, 2011	—
Meng Wu	250,000	—		—		February 1, 2012	—

*	The amount refers to the number of restricted shares granted to our directors and executive officers, one fifth of which will vest upon each anniversary of the grant date during the five year period following the grant date.
**	The exercise price of these options was originally US$15.50, but our board of directors changed the exercise price to US$6.36 in September 2010, and then to US$4.07 in October 2011.
***	The exercise price of these options was originally RMB16. In October 2006, we reduced the exercise price to RMB0.02 with respect to 150,000 of these options here by Shiliang Song, 80,000 of these options here by Xuefeng Ji and 100,000 of these options here by Guoqiang Ding.

C. Board Practices

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty, which requires them to act honestly and in good faith, with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and re-stated from time to time. A shareholder has the right to seek damages if a duty owed by our directors is breached.

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

Terms of Directors and Executive Officers

        Our officers are elected by and serve at the discretion of the board of directors. Under our articles of association, our directors are elected at annual general meetings and serve for a term of three years. Our directors’ terms are staggered, such that approximately one third of our directors reach the end of their term of office each year. There are no limits on the number of terms a director may serve on our board. A director will be removed from office if, among other things, (i) the director gives notice in writing to us of his or her resignation; (ii) the director, without special leave of absence from the board, is absent from meetings of the board for six consecutive months; (iii) the director becomes bankrupt or makes any arrangement or composition with his or her creditors; (iv) the director dies or is found by our company to be or becomes of unsound mind; (v) the director is prohibited by law from being a director; or (vi) if our members by ordinary resolution resolve that the director should be removed pursuant to our articles of association. Remuneration paid to our directors is determined by the board of directors, including benefits upon termination, if any.

Qualification

There is no shareholding qualification for directors.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a corporate governance and nominating committee.

Audit Committee

Our audit committee consists of Peter Andrew Schloss, Jason Nanchun Jiang and Andrew Y. Yan. Mr. Schloss, who has accounting and financial management expertise, is both the chairman of our audit committee and an “audit committee financial expert” as defined in Item 401(h) of Regulation S-K under the Securities Act. Each member of our audit committee satisfies the “independence” requirements under Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Peter Andrew Schloss, Jason Nanchun Jiang and Andrew Y. Yan, each of whom satisfy the “independence” standards of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	determining the compensation package for our executive officers;

•	reviewing and making recommendations to the board with respect to the compensation of our directors;

•

reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and

•

reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity compensation plans, annual bonuses, and employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Jason Nanchun Jiang, Peter Andrew Schloss and Andrew Y. Yan, each of whom satisfy the “independence” standards of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

•	identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

•	reviewing annually with the board the current composition of the board in light of the characteristics of independence, qualification, experience and availability;

•	identifying and recommending to the board which directors should serve as members of the board’s committees;

•	developing and recommending to the board a set of corporate governance guidelines and principles; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Corporate Governance

Our board of directors has adopted a code of ethics that is applicable to our senior executive and financial officers. In addition, our board of directors adopted a code of conduct that is applicable to all of our directors, officers and employees. Our code of ethics and our code of conduct are publicly available on our website.

In addition, our board of directors has adopted a set of corporate governance guidelines. Although these guidelines reflect certain guiding principles with respect to our board of director’s structure, procedures and committees, they are not intended to change or interpret any law, or our amended and restated memorandum and articles of association.

Interested Transactions

A director may vote with respect to any contract or transaction in which he or she is interested, provided that the nature of the director’s interest in the contract or transaction is disclosed by him or her at or prior to its consideration by the board and any related thereto.

D. Employees

We had 1,844, 1,643 and 1,700 employees as of December 31, 2010, 2011 and 2012, respectively. Approximately 87% of our employees have earned at least a junior college degree. The following table shows the number of our employees by position as of December 31, 2012.

	Number of Employees	Percentage of Total (%)
Customer service	366	22%
Product development	914	54%
General and administration	190	11%
Technical and platform support	123	7%
Sales and marketing	107	6%

Total	1,700	100%

As of December 31, 2012, we dismissed all personnel in our sales liaison group, which at the end of 2011 consisted of approximately 420 people. Due to the continued growth of our game points sales through third party online payment systems and our direct partnership with internet cafés, sales liaison personnel’s previous job functions have been eliminated.

We enter into a standard three-year employment contract with most of our officers, managers and employees. These contracts include a covenant that prohibits the officer, manager or employee from engaging in any activities that compete with our business during, and for two years after their employment with us.

We have developed a number of employee incentives aimed at motivating our employees and retaining talent. These include an employee incentive plan featuring stock options and restricted shares, opportunities for training and career advancement, and a flexible working environment. We also contribute to various employee benefit funds in accordance with relevant PRC laws and regulations, including housing, pension, medical and unemployment benefit plans. To encourage a cohesive and healthy workforce, we regularly organize sports contests and off-site events for our employees.

We recruit new employees by advertising on job-search websites and through cooperation with professional search companies. We actively recruit at universities and colleges to attract new graduates, and hold recruiting sessions in large cities to attract experienced professionals. In addition, we encourage our current employees to refer to us qualified applicants for employment opportunities at our company. Referring employees typically receive a bonus payment for each hired referral.

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

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of March 31, 2013, the most recent practicable date, by:

•	each of our directors and executive officers who beneficially own our ordinary shares; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

Beneficial ownership of our ordinary shares consists of voting power and/or investment power with respect to our ordinary shares. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The percentage of beneficial ownership set forth in the table is based on 239,393,572 ordinary shares outstanding as of March 31, 2013.

Ordinary Shares Beneficially Owned
Name	Number	Percent
Directors and Executive Officers
Yuzhu Shi (1)	131,228,540	54.82%
Wei Liu	*	*
Lu Zhang	*	*
Andrew Y. Yan	*	*
Jason Nanchun Jiang	*	*
Peter Andrew Schloss	*	*
Jazy Zhang	*	*
Shiliang Song	*	*
Yonghua Lu	*	*
Min Tang	*	*
Yongjun Fei	*	*
Xuefeng Ji	*	*
Guoqiang Ding	*	*
Cheng Peng	*	*
Meng Wu	*	*
Other 5% Shareholders
Jing Shi (2)	29,228,540	12.21%
Citi (Nominees) Limited**	141,369,939	59.05%

*	Upon exercise of options currently exercisable or vested within 60 days after the date of this annual report, would beneficially own less than 1% of our ordinary shares.
**	These shares include the shares repurchased by the Company under the authorized share repurchase programs for the period from December 24, 2007 through December 31, 2012.
(1)	Includes 102,000,000 ordinary shares held by Union Sky Holding Group Limited, a British Virgin Islands company owned by Yuzhu Shi, and 29,228,540 ordinary shares beneficially owned by Jing Shi, Yuzhu Shi’s daughter, through Vogel Holding Group Limited.
(2)	Includes 29,228,540 ordinary shares held by Vogel Holding Group Limited, a British Virgin Islands company owned by Jing Shi. Its address is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6.E, “Directors, Senior Management and Employees — Share Ownership”.

B. Related Party Transactions

Contractual Arrangements with Giant Network and Its Shareholders

PRC laws and regulations restrict foreign equity ownership of companies that are engaged in China’s online game industry. To comply with these PRC laws and regulations, we operate our online games in China through a series of contractual arrangements with Giant Network, a variable interest entity that is 75% owned by Yuzhu Shi, our chairman and chief executive officer, and its shareholders. For a description of these contractual arrangements, see “Item 4.C, Information on the Company—Organizational Structure”.

Contractual Arrangements Regarding the Reorganization of Our Game Development Studios

In 2009, in connection with our Win@Giant initiative, we began reorganizing our game development studios by establishing various subsidiaries that are 51% owned by us and 49% owned by the key members of the relevant development team. Each reorganized studio is only focused on producing and supporting internally developed games, which we believe gives them greater incentive to make their games commercially successful. As a result of this reorganization, and through these contractual arrangements, ZT Online 2 is supported by Jujia Network, Giant Online is supported by Juhuo Network and KIII is supported by Beijing Giant Zhengtu. For a description of these contractual arrangements, see Item 4.C, “Information on the Company — Organizational Structure”.

Equity Interests Transfer from Zhengduo Information to Giant Network

Pursuant to the Online Game Measures issued by the MOC in June 2010, all domestic online games must be registered with the MOC within 30 days after their launch, while all imported online games are subject to a content review procedure and must be approved by the MOC prior to their launch. A game is classified as a domestic game when the copyright is owned by a domestic company, but if the copyright is owned by a foreign-invested enterprise then the game will be classified as an imported game and subject to content review. As a result of these restrictions, we reorganized four game development studios (mainly webgame development studios) from foreign-invested enterprises to domestic companies in order to reduce regulatory delays for their future game launches. Accordingly, in February 2012 Zhengduo Information transferred to Giant Network, in exchange for a purchase price equivalent to the capital investment made by Zhengduo Information, its entire 51% interest in Juhe Network, its entire 40.8% interest in Shanghai Juxian Network Technology Co., Ltd., or Juxian Network, its entire 30% interest in Shanghai Tonghua Technology Co., Ltd., or Tonghua, and its entire 42% interest in Juxi Network.

Loan Agreement with Tonghua

In March 2012, Zhengduo Information entered into a loan agreement with Tonghua in the amount of RMB6.0 million (US$960,000). Zhengduo Information granted this interest-free loan to Tonghua to be used for Tonghua’s game development expenses. The loan term is not specified, but the loan is to be repaid when Tonghua receives profits from its operations that are equivalent to the amount of the loan agreement.

Transfer of Investment in the Sunshine Insurance Group Corporation, Ltd.

In April 2011, we committed to invest RMB958.8 million in Sunshine Insurance Group Corporation, Ltd., a privately held insurance company. However, due to investor sentiment, regulatory and other considerations, we unwound this investment commitment in August 2011 by transferring to Union Sky Holding Group, Ltd, a company wholly owned by Mr. Yuzhu Shi, our chairman and chief executive officer, for a purchase price equal to the full amount of the investment commitment plus an amount for accrued interest during the commitment period.

Transactions with Shanghai Jiante Biotechnology Co., Ltd.

We lease our Songjiang District facility, consisting of approximately 7,500 square meters of office space and 91 staff apartments, from Shanghai Jiante, a related party that is controlled by our chairman and chief executive officer, Mr. Yuzhu Shi. The monthly rent and property management fee for our Songjiang District facility during the six months of 2010 in which we rented the facility, was RMB530,000, which was a reduced rental rate due to the fact that the facilities and grounds were not yet fully operational. In 2011, we contracted with an unrelated third party for property management services. In addition, the monthly rent increased to RMB1,000,000 due to the fact that the remaining construction work on the facilities was completed at the beginning of 2011. In 2012, the monthly rent remained unchanged at RMB1,000,000 (US$160,511).

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

On November 26 and December 20, 2007, Pyramid Holdings, Inc. and Rosie L. Brooks, respectively, filed a class action against us in the United States District Court, Southern District of New York, for alleged violations of federal securities laws in connection with our initial public offering. On July 30, 2008, the Court consolidated these actions into one class action and appointed a group of individual shareholders made up of Dunping Qui, Xie Yong, Linming Shi, and Arthur Michael Gray, or the Qui Group, and their counsel as lead plaintiffs and lead plaintiffs’ counsel, respectively, under the Private Securities Litigation Reform Act.

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

Dividend Policy

The table below sets forth information with respect to cash dividends that we have paid to our shareholders out of our listed company’s net distributable profits, which are determined using an equity method basis of accounting for the standalone listed company financial statements, during the three-year period ending December 31, 2012.

Date Declared by The Board of Directors	Date Paid	Total Amount
April 8, 2010	May 10, 2010	RMB279.1million
February 21, 2011	March 30 and April 8, 2011	RMB270.3 million
August 8, 2011	September 9, 2011	RMB4,539.9 million
February 24, 2012	March 29, 2012 and April 5, 2012	RMB446.3 million

Commencing in 2013, we intend to pay regular cash dividends on a semi-annual basis. Dividends will, however, be paid at the discretion of our board of directors. When considering whether to pay a dividend, and the amount of such dividend, if any, our board of directors will consider a variety of factors, including our operations and earnings, capital requirements and surplus, general financial conditions, shareholders’ interests and contractual restrictions. Our ability to pay dividends is generally dependent upon our receipt of dividends from Zhengtu Information and Zhengduo Information, our wholly owned subsidiaries in China. In order for Zhengtu Information and Zhengduo Information to pay dividends to us, however, they must comply with the requirements of PRC law. For additional information regarding the PRC rules and regulations applicable to the payment of dividends, see “Item 10. Additional Information — Exchange Controls — Regulation of Foreign Currency Exchange and Dividend Distribution — Dividend Distribution.”

Holders of ADSs will be entitled to receive dividends, subject to the terms of the depositary agreement, to the same extent as holders of our ordinary shares, less the fees and expenses payable thereunder. Cash dividends will be paid in U.S. dollars.

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

Price Range of Our ADSs

Our ADSs are listed for trading on the New York Stock Exchange under the symbol “GA”. The following table sets forth the monthly high and low trading prices of our ADSs on the New York Stock Exchange for the periods indicated:

	High	Low
Annual
2008	17.20	5.00
2009	9.57	5.31
2010	8.25	6.03
2011	9.45	3.02
2012	5.66	3.91
Quarterly
First Quarter, 2011	8.00	6.80
Second Quarter, 2011	9.45	7.12
Third Quarter, 2011	8.50	3.20
Fourth Quarter, 2011	4.31	3.02
First Quarter, 2012	5.20	3.91
Second Quarter, 2012	5.66	4.42
Third Quarter, 2012	5.28	4.20
Fourth Quarter, 2012	5.60	4.95
First Quarter, 2013	6.61	5.50
Monthly
October, 2012	5.35	4.95
November, 2012	5.60	5.04
December, 2012	5.43	5.00
January, 2013	6.61	5.50
February, 2013	6.35	5.75
March, 2013	6.59	6.09
April (through April 15, 2013)	6.93	6.45

On April 15, 2013, the closing sale price of our ADSs as reported on the New York Stock Exchange was US$6.78 per ADS.

B. Plan of Distribution

Not applicable.

C. Markets

See Item 9.A above.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION.

A. Share capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum of association contained in our F-1 registration statement (File No. 333-146681) originally filed with the U.S. Securities and Exchange Commission, or the SEC, on October 26, 2007, as amended. Our shareholders adopted our amended and restated memorandum and articles of association by a special resolution on October 26, 2007.

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

Under these regulations, wholly foreign-owned enterprises in China may pay dividends only out of their after-tax profits, after deducting losses for prior years, determined in accordance with PRC accounting standards and regulations and the company’s articles of association. In addition, wholly foreign-owned enterprises in China are required to allocate at least 10% of their respective after-tax profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends.

Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions

On October 21, 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fundraising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005.

According to Notice 75:

•

prior to establishing or assuming control of an offshore company for the purpose of financing that offshore company with assets or equity interests in an onshore enterprise in China, each PRC resident, whether a natural or legal person, must complete the overseas investment foreign exchange registration procedures with the relevant local SAFE branch;

•

an amendment to the registration with the local SAFE branch is required to be filed by any PRC resident that directly or indirectly holds interests in that offshore company upon either (1) the injection of equity interests or assets of an onshore enterprise to the offshore company, or (2) any overseas fund raising by such offshore company after the injection mentioned in (1) hereabove;

•

an amendment to the registration with the local SAFE branch is also required to be filed by such PRC resident when there is any material change in the capital of the offshore company that does not involve reverse investment, such as (1) an increase or decrease in its capital, (2) a transfer or swap of shares, (3) a merger or division, (4) a long term equity or debt investment, or (5) the creation of any security interests over the relevant assets located in China.

Under the relevant rules, failure to comply with the registration procedures set forth in Notice 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under the relevant foreign exchange administration regulations.

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

People’s Republic of China Taxation

In accordance with the new PRC Enterprise Income Tax Laws, or the EIT Law, effective from January 1, 2008, enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC territory are considered PRC resident enterprises, subject to the PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” shall refer to an establishment that exercises, in substance, overall management and control over, among other things, the production and business, personnel, accounting and properties of an enterprise. The Company, if considered a PRC tax residence enterprise, would be subject to the PRC enterprise income tax at the rate of 25% on its worldwide income. Based on the assessment of facts and circumstances available at December 31, 2012, the Company is more likely than not a non-PRC tax resident enterprise. Accordingly, the Company has not accrued for PRC enterprise income tax for 2012.

Additionally, if the Company is considered to be PRC tax residence enterprise, the EIT Law would impose a 10% income tax on dividends payable to our non-PRC shareholders and, while less clear, with respect to gains derived by our non-PRC shareholders from disposition of our shares or ADSs, if such gains are determined to have been derived from sources within China. The EIT Law and its implementing rules are unclear as to how to determine the sources of such dividends or gains.

If we are not deemed as a resident enterprise, then dividends payable to our non-PRC shareholders and gains from disposition of our shares of ADSs by our non-PRC shareholders will not be subject to PRC income tax withholding. Under the current laws of China, the profits of a foreign invested enterprise that are distributed to its immediate holding company outside the PRC are subject to a withholding tax rate of 10%. Accordingly, dividends that Zhengtu Information pays Eddia International are subject to a 10% withholding tax, while dividends that Zhengduo Information pays Giant HK are entitled to a preferential tax rate of 5%, provided that Giant HK can be regarded as a beneficiary owner of such dividends. As a result, we accrued a one-time withholding tax in the amount of RMB259.4 million associated with the repatriation of cash for the special dividend paid by Zhengtu Information during the third quarter 2011. In addition, we accrued a withholding tax in the amount of RMB32.3 million (US$5.2 million) associated with a dividend to be paid by Zhengduo Information with respect to 2012 earnings.

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

Dividends on ADSs and Ordinary Shares

        Subject to the “Passive Foreign Investment Company” discussion below, if we make distributions to U.S. Holder, the gross amount of any distributions with respect to their ADSs and ordinary shares (including the amount of any taxes withheld therefrom) will generally be includible in their gross income on the day they actually or constructively receive such income as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. With respect to non-corporate U.S. Holders, certain dividends received in taxable years beginning before January 1, 2013, from a qualified foreign corporation may be subject to reduced rate of taxation. A non-U.S. corporation is treated as a qualified foreign corporation with respect to dividends from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs, which are listed on the New York Stock Exchange, are readily tradable on an established securities market in the United States. However, based on existing guidance, it is not entirely clear whether dividends a U.S. Holder receives with respect to the ordinary shares will be taxed as qualified dividend income, because the ordinary shares are not themselves listed on a U.S. exchange. U.S. Holders should consult their own tax advisors as to the rate of tax that will apply to them with respect to dividend distributions, if any, they receive from us.

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

Passive Foreign Investment Company

In general, we will be classified as a passive foreign investment company, or PFIC, in any taxable year if either: (a) the average quarterly value of our gross assets that produce passive income or are held for the production of passive income is at least 50% of the average quarterly value of our total gross assets, or (b) 75% or more of our gross income for the taxable year is passive income (such as certain dividends, interest or royalties). For purposes of the above tests, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. For purposes of the first test: (a) any cash and cash invested in short-term, interest-bearing, debt instruments, or bank deposits that are readily convertible into cash will generally count as producing passive income or held for the production of passive income, and (b) the total value of our assets is calculated based on our market capitalization.

We believe that we were not PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2012. However the application of the PFIC rules is subject to uncertainty in several respects, and we must make a separate determination after the close of each taxable year as to whether we were a PFIC for such year. As such, although we intend to conduct our business activities in a manner to reduce the risk of our classification as a PFIC in the future, we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets, and, because the value of our assets is likely to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which are likely to fluctuate, there can be no assurance that we will not be classified as a PFIC for 2013 or any future taxable year.

If we were a PFIC for any taxable year during which U.S. Holders held ADSs or ordinary shares, certain adverse U.S. federal income tax rules would apply. Such U.S. Holders would generally be subject to additional taxes and interest charges on certain “excess distributions” we make and on any gain realized on the disposition or deemed disposition of their ADSs or ordinary shares, regardless of whether we continue to be a PFIC in the year in which they receive an “excess distribution” or dispose of or are deemed to dispose of their ADSs or ordinary shares. Distributions in respect of their ADSs or ordinary shares during a taxable year would generally constitute “excess distributions” if, in aggregate, they exceed 125% of the average amount of distributions with respect to their ADSs or ordinary shares over the three preceding taxable years or, if shorter, the portion of their holding period before such taxable year.

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

U.S. Information Reporting and Backup Withholding Rules

In general, dividend payments with respect to the ADSs and ordinary shares and the proceeds received on the sale or other disposition of ADSs and ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service, or the IRS, and to backup withholding (currently imposed at a rate of 28%). Backup withholding will not apply, however, if U.S. Holders provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with the applicable backup withholding rules. To establish their status as an exempt person, they will generally be required to provide certification on IRS Form W-9. Any amounts withheld from payments to U.S. Holders under the backup withholding rules that exceed their U.S. federal income tax liability will be allowed as a refund or a credit against their U.S. federal income tax liability, provided that they timely furnish the required information to the IRS. Under newly enacted legislation, certain individuals holding ADSs and ordinary shares other than in an account at a U.S. financial institution maybe subject to additional information reporting requirements.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts.

Not applicable.

H. Documents on Display

We previously filed with the U.S. Securities and Exchange Commission, or the SEC, our registration statement on Form F-1.

We have filed this annual report on Form 20-F with the SEC under the Securities Exchange Act of 1934. With respect to each such document filed as an exhibit to this annual report, reference is made to the exhibit for a more complete description of the matter involved.

We are subject to the informational requirements of the Exchange Act and file reports and other information with the SEC. Reports and other information which we filed with the SEC, including this annual report on Form 20-F, may be inspected and copied at the SEC’s public reference room at 100 F Street, N.E., Washington D.C. 20549.

You can also obtain copies of this annual report on Form 20-F by mail from the SEC’s Public Reference Section, 100 F Street, N.E., Washington D.C. 20549, at prescribed rates. In addition, copies of this material may be obtained from the SEC’s website at http://www.sec.gov. The SEC’s telephone number is 1-800-SEC-0330.

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

We had RMB239.3 million (US$38.4 million) in fixed-income investments as of December 31, 2012, with a weighted average duration of approximately 0.74 years. A hypothetical one percentage point (100 basis-point) increase in interest rates would have resulted in a decrease of approximately RMB1.78 million (US$290,000) in the fair value of our fixed-income investments at December 31, 2012.

Foreign Currency Exchange Rate Risk

Beginning in July 2005, the Renminbi has fluctuated within a narrow and managed band against a basket of certain foreign currencies. The cumulative depreciation of the U.S. dollar against the Renminbi from July 2005 to December 2012 was approximately 25%. While the international reaction to the Renminbi appreciation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. Most of our revenues and costs are denominated in Renminbi, while a portion of our cash, cash equivalents, short-term financial assets, investment in equity investees and available-for-sale securities held by us are denominated in U.S. dollars, the aggregate amount of which was US$113.3 million as of December 31, 2012. Our exposure to foreign exchange risk primarily relates to those financial assets denominated in U.S. dollars. A hypothetical 10% decrease in the exchange rate of the U.S. dollar against the Renminbi would have resulted in a decrease of RMB71.2 million (US$11.4 million) in the value of our US dollar-denominated financial assets at December 31, 2012. We have not hedged exposures denominated in foreign currencies using any derivative financial instruments. Any further significant revaluation of the Renminbi against the U.S. dollar may materially affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADS in U.S. dollars.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 3.3%, 5.4% and 2.6% in 2010, 2011 and 2012, respectively.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

D. American Depositary Shares

Fees Payable by ADS Holders

Citibank, N.A., the depositary of our ADS program (one ADS represents one common share), which is located at 388 Greenwich Street, 14/F, New York, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary service fee are charged by the depositary to the holders of record of ADSs as of the applicable ADS record date. In the case of cash distributions, the depositary fees are generally deducted from the cash being distributed. In the case of distributions other than cash (e.g., stock dividends, rights, etc.), the depositary charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or in DRS), the depositary sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts via the Depository Trust Company, or DTC, the depositary generally collects its fees through the settlement systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts.

In the event of refusal to pay the depositary fees the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Fee to be paid by persons depositing or withdrawing shares	Services
US$5.00 per 100 ADSs	Issuance of ADSs
US$5.00 per 100 ADS	Cancellation of ADSs
US$0.02 per ADS	Distribution of cash dividends
US$5.00 per 100 ADS	Distribution of ADSs pursuant to share dividends or other free share distributions
US$0.02 per ADS	Depositary service fee
As necessary	Expenses of the depositary, such as cable, telex, fax transmissions and delivery expenses
As necessary	Any charges incurred by the depositary in connection with regulatory requirements applicable to the shares, deposited securities, ADSs or ADRs.
As necessary	Any charges incurred by the depositary or its agents for servicing the deposited securities

Fees Payable by the Depositary to Us

From January 1, 2012 to December 31, 2012, we received from the depositary a reimbursement of US$2,595,007.4 (after tax) for certain expenses related to the maintenance of the ADR program, including our annual stock exchange listing fees and our expenses incurred in connection with investor relations programs.

PART II.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None of these events occurred in any of the years ended December 31, 2010, 2011 and 2012.

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

As required by Section 404 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012 using criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission.

Based on this assessment, using the criteria referenced above, management concluded that our internal control over financial reporting was effective as of December 31, 2012.

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2012, as stated in their report included herein.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended December 31, 2012 that have materially affected, or are reasonable likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Giant Interactive Group Inc.

We have audited Giant Interactive Group Inc.’s (the “Company”) internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Giant Interactive Group Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Giant Interactive Group Inc. as of December 31, 2011 and 2012, and the related consolidated statements of operations and comprehensive income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2012 of Giant Interactive Group Inc. and our report dated April 18, 2013 expressed an unqualified opinion thereon.

Ernst & Young Hua Ming LLP

Shanghai, People’s Republic of China

April 18, 2013

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

Our audit committee consists of Peter Andrew Schloss, Jason Nanchun Jiang and Andrew Y. Yan. Mr. Schloss, who has accounting and financial management expertise, is both the chairman of our audit committee and an “audit committee financial expert” as defined in Item 401(h) of Regulation S-K under the Securities Act. Each member of our audit committee satisfies the “independence” requirements under Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Exchange Act.

ITEM 16B. CODE OF ETHICS.

Our board of directors has adopted a code of ethics that is applicable to our senior executive and financial officers. In addition, our board of directors adopted a code of conduct that is applicable to all of our directors, officers and employees. Our code of ethics and our code of conduct are publicly available on our website at www.ga-me.com. We will post any amendments to, or waivers from, our Code of Ethics on our website.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP, or Ernst & Young, our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to Ernst & Young during the periods indicated below.

	For the Year Ended December 31,
	2011	2012
	(In thousands of RMB)
Audit fees (1)	7,600	7,500
Audit-related fees (2)	900	900
Tax fees (3)	160	65
All other fees (4)	—	—

(1)	Audit fees include the aggregate fees billed for professional services rendered by Ernst & Young for the audit of our annual consolidated financial statements, as well as for services rendered associated with the audit of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.
(2)	Audit-related fees represent the aggregate of fees billed for professional services rendered by Ernst & Young for assurance and related services that are not reported under audit fees.
(3)	Tax fees represent the aggregated fees billed for professional services rendered by Ernst & Young for tax planning.
(4)	All other fees represent any fees other than audit fees, audit-related fees and tax fees.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Ernst & Young. The audit services, audit-related services, tax services and other services associated with the fees set forth above were approved by our audit committee prior to the commencement of services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

In August 2009, our board of directors adopted a share repurchase plan pursuant to which we were authorized to repurchase up to US$150.0 million worth of our ADSs. In August 2010, our board of directors extended the term of this repurchase plan for an additional year. We did not, however, repurchase any of our ADSs under this repurchase plan, which expired on August 30, 2011.

In September 2011, our board of directors approved a new share repurchase plan with a term of one year pursuant to which we were authorized to repurchase up to US$50.0 million worth of our ADSs prior to September 30, 2012. In August 2012, our board of directors extended the term of this new share repurchase plan for an additional year, thereby authorizing us to repurchase an amount of our ADS worth up to the remaining balance of the US$50.0 million authorized in September 2011.

The table below sets forth the details of our purchases of our own equity securities during the year ended December 31, 2012.

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Units)		(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs (cumulative)	(d) Maximum Dollar Value of Shares (or Units) that May Yet To Be Purchased Under the Plans or Programs
June 1, 2012 to June 30, 2012	2,561	US$	4.5	34,937,618	US$	46,364,325.9
July 1, 2012 to July 31, 2012	419,282	US$	4.4	35,356,900	US$	44,518,839.1
August 1, 2012 to August 30, 2012	390,094	US$	4.5	35,746,994	US$	42,764,242.2

Total	811,937

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE.

Differences Between Our Current Corporate Governance Practices and the NYSE Corporate Governance Requirements Applicable to Domestic US Companies

Our American Depositary Shares are listed on the NYSE. As such, we are subject to corporate governance requirements imposed by the NYSE. Under Section 303A of the NYSE’s Listed Company Manual, NYSE-listed non-U.S. companies such as ourselves may, in general, follow their home country corporate governance practices in lieu of some of the NYSE corporate governance requirements. A NYSE-listed non-U.S. company is simply required to provide a general summary of the significant differences to its U.S. investors either on the company website or in its annual report distributed to its U.S. investors.

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

ITEM 18. FINANCIAL STATEMENTS.

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS.

Exhibit Number	Description of Document
1.1	Memorandum and Articles of Association of Giant Interactive Group Inc. (incorporated by reference to Exhibit 3.1 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007).

2.1	Specimen Certificate for Common Shares of Giant Interactive Group Inc. (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007).

2.2	Form of American Depositary Receipt of Giant Interactive Group Inc. (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007).

2.3	Form of Deposit Agreement among the Giant Interactive Group Inc., Citibank, N.A., and holders and beneficial owners of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007).

4.1	Employee Share Option Scheme (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007).

4.2	Forms of option grant agreements for the Employee Share Option Scheme (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007).

4.3	2007 Performance Incentive Plan (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007).

4.4	Forms of option grant agreement and SAR grant agreement under the 2007 Performance Incentive Plan (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007).

4.5	Form of Indemnification Agreement with the directors of Giant Interactive Group Inc. (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007).

4.6	Form of Employment Agreement for Executive Officers of Giant Interactive Group and Employment Agreement of Yuzhu Shi (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007).

4.7	Form of Irrevocable Powers of Attorney of all the recorded shareholders of Shanghai Giant Network Technology Co., Ltd. (a/k/a Shanghai Zhengtu Network Technology Co., Ltd.), namely Yuliang Feng, Haixiao Lin, Wei Liu, Chen Cheng, Lu Zhang, Tao Yue, Fabing Qu, Yonggui Wang, Kai Chen and Shanghai Lanlin Bio-Technology Co., Ltd., dated September 7, 2006 and Irrevocable Powers of Attorney of Lu Zhang (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007).

4.8	Purchase Option and Cooperation Agreement among Shanghai Giant Network Technology Co., Ltd. (a/k/a Shanghai Zhengtu Network Technology Co., Ltd.) recorded shareholders of Shanghai Giant Network Technology Co., Ltd., namely Yuliang Feng, Haixiao Lin, Wei Liu, Chen Cheng, Lu Zhang, Tao Yue, Fabing Qu, Yonggui Wang, Kai Chen and Shanghai Lanlin Bio-Technology Co., Ltd, and Shanghai Zhengtu Information Technology Co., Ltd. dated September 7, 2006 (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007).

4.9	Share Pledge Agreement among Shanghai Giant Network Technology Co., Ltd. (a/k/a Shanghai Zhengtu Network Technology Co., Ltd.) recorded shareholders of Shanghai Giant Network Technology Co., Ltd., namely Yuliang Feng, Haixiao Lin, Wei Liu, Chen Cheng, Lu Zhang, Tao Yue, Fabing Qu, Yonggui Wang, Kai Chen and Shanghai Lanlin Bio-Technology Co., Ltd, and Shanghai Zhengtu Information Technology Co., Ltd. dated September 7, 2006 (incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007).

4.10	Online Game Software Sales and Licensing Agreement between Shanghai Giant Network Technology Co., Ltd. (a/k/a Shanghai Zhengtu Network Technology Co., Ltd.) and Shanghai Zhengtu Information Technology Co., Ltd. dated September 6, 2006 (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007).

4.11	Exclusive Technical Consulting and Service Agreement between Shanghai Giant Network Technology Co., Ltd. (a/k/a Shanghai Zhengtu Network Technology Co., Ltd.) and Shanghai Zhengtu Information Technology Co., Ltd. dated September 7, 2006 (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007).

4.12	Supplementary Agreement among Shanghai Giant Network Technology Co., Ltd. (a/k/a Shanghai Zhengtu Network Technology Co., Ltd.), recorded shareholders of Shanghai Giant Network Technology Co., Ltd., namely Yuliang Feng, Haixiao Lin, Wei Liu, Chen Cheng, Lu Zhang, Tao Yue, Fabing Qu, Yonggui Wang, Kai Chen and Shanghai Lanlin Bio-Technology Co., Ltd, Shanghai Zhengtu Information Technology Co., Ltd., and Yuzhu Shi (incorporated by reference to Exhibit 10.12 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007).

4.13	Supplementary Agreement among Shanghai Giant Network Technology Co., Ltd. (a/k/a Shanghai Zhengtu Network Technology Co., Ltd.), recorded shareholders of Shanghai Giant Network Technology Co., Ltd., namely Yuliang Feng, Haixiao Lin, Wei Liu, Chen Cheng, Lu Zhang, Tao Yue, Fabing Qu, Yonggui Wang, Kai Chen and Shanghai Lanlin Bio-Technology Co., Ltd, Shanghai Zhengtu Information Technology Co., Ltd. and Yuzhu Shi dated August 27, 2007 (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007).

4.14	Subscription Agreement between Giant Interactive Group Inc. and Standard Chartered Private Equity Limited (incorporated by reference to Exhibit 10.14 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007).

4.15	Registration Rights Agreement between Giant Interactive Group Inc. and Standard Chartered Private Equity Limited (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007).

4.16	Translation of Office Lease and Property Management Contract between Shanghai Zhengtu Information Technology Co., Ltd. and Shanghai Jiante Biotechnology Co., Ltd. (incorporated by reference to Exhibit 4.16 from our annual report on Form 20-F for the year ended December 31, 2010, as amended, initially filed with the Commission on June 17, 2011).

4.17	Translation of Office Lease Contract between Shanghai Zhengtu Information Technology Co., Ltd. and Shanghai Jiante Biotechnology Co., Ltd. (incorporated by reference to Exhibit 4.17 from our annual report on Form 20-F for the year ended December 31, 2010, as amended, initially filed with the Commission on June 17, 2011).

4.18	Translation of ZT Online 2 User Platform Software Distribution and License Agreement between Shanghai Jujia Network Technology Co., Ltd. and Shanghai Giant Network Technology Co., Ltd. dated August 25, 2011 (incorporated by reference to Exhibit 4.18 from our annual report on Form 20-F for the year ended December 31, 2011, as amended, initially filed with the Commission on April 23, 2012).

4.19	Translation of ZT Online 2 Game Software Distribution and License Agreement between Shanghai Jujia Network Technology Co., Ltd. and Shanghai Giant Network Technology Co., Ltd. dated August 27, 2011, as amended by a Supplement dated June 20, 2011 (incorporated by reference to Exhibit 4.19 from our annual report on Form 20-F for the year ended December 31, 2011, initially filed with the Commission on April 23, 2012).

4.20	Translation of Giant Online User Platform Software Distribution and License Agreement between Shanghai Juhuo Network Technology Co., Ltd. and Shanghai Giant Network Technology Co., Ltd. dated June 21, 2011 (incorporated by reference to Exhibit 4.20 from our annual report on Form 20-F for the year ended December 31, 2011, initially filed with the Commission on April 23, 2012).

4.21	Sunshine Insurance Investment Transfer Agreement between Union Sky Holding Group, Ltd. and Shanghai Giant Network Technology Co., Ltd. dated August 8, 2011 (incorporated by reference to Exhibit 4.21 from our annual report on Form 20-F for the year ended December 31, 2011, initially filed with the Commission on April 23, 2012).

4.22*	Translation of Supplementary Agreement to the Exclusive Technical Consulting and Service Agreement dated September 7, 2006, between Shanghai Zhengtu Information Technology Co., Ltd. and Shanghai Giant Network Technology Co., Ltd. dated January 5, 2012.

4.23*	Translation of ZT Online 2 Exclusive Technical Consulting and Service Agreement between Shanghai Zhengju Information Technology Co., Ltd. and Shanghai Giant Network Technology Co., Ltd. dated January 5, 2012.

4.24*	Translation of Supplementary Agreement No.1 to the ZT Online 2 Exclusive Technical Consulting and Service Agreement between Shanghai Zhengju Information Technology Co., Ltd. and Shanghai Giant Network Technology Co., Ltd. dated January 6, 2012.

4.25*	Translation of Loan Agreement between Shanghai Zhengduo Information Technology Co., Ltd. and Shanghai Tonghua Network Technology Co., Ltd. dated March 27, 2012.

4.26*	Translation of XT Online Game Software Sales and Licensing Agreement between Hangzhou Snow Wolf Software Co., Ltd. and Shanghai Giant Network Technology Co., Ltd. dated August 13, 2009.

4.27*	Translation of Supplementary Agreement No.1 to XT Online Game Software Sales and Licensing Agreement between Hangzhou Snow Wolf Software Co., Ltd. and Shanghai Giant Network Technology Co., Ltd. dated December 23, 2009.

4.28*	Translation of Supplementary Agreement No.2 to XT Online Game Software Sales and Licensing Agreement between Shanghai Zhengtu Information Technology, Shanghai Giant Network Technology Co., Ltd. and Hangzhou Snow Wolf Software Co., Ltd. dated December 3, 2012.

4.29*	Translation of Supplementary Agreement No.3 to XT Online Game Software Sales and Licensing Agreement between Hangzhou Snow Wolf Software Co., Ltd. and Shanghai Giant Network Technology Co., Ltd. dated March 7, 2013.

4.30*	Translation of World of Xianxia Game Software Sales and Licensing Agreement between Shanghai Zhengju Information Technology Co., Ltd. and Shanghai Giant Network Technology Co., Ltd. dated March 27, 2012.

4.31*	Translation of King of King III Game Software Sales and Licensing Agreement between Beijing Giant Zhengtu Network Technology Co., Ltd. and Shanghai Giant Network Technology Co., Ltd. dated October 30, 2012.

4.32*	Translation of Elsword and Allods Online Game Software Sales and Licensing Agreement between Shanghai Zhengju Information Technology Co., Ltd. and Shanghai Giant Network Technology Co., Ltd. dated April 1, 2012.

4.33*	Translation of Equity Interest Transfer Agreement on Tonghua Network between Shanghai Zhengduo Information Technology Co., Ltd. and Shanghai Giant Network Technology Co., Ltd. dated February 6, 2012.

4.34*	Translation of Equity Interest Transfer Agreement on Juxian Network between Shanghai Zhengduo Information Technology Co., Ltd. and Shanghai Giant Network Technology Co., Ltd. dated February 10, 2012.

4.35*	Translation of Equity Interest Transfer Agreement on Juhe Network between Shanghai Zhengduo Information Technology Co., Ltd. and Shanghai Giant Network Technology Co., Ltd. dated February 13, 2012.

4.36*	Translation of Equity Interest Transfer Agreement on Juxi Network between Shanghai Zhengduo Information Technology Co., Ltd. and Shanghai Giant Network Technology Co., Ltd. dated March 20, 2012.

8.1*	List of Subsidiaries.

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007).

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1*	Consent of Grandall Law Firm (Shanghai)

23.2*	Consent of Independent Registered Public Accounting Firm

23.3*	Consent of Jones Lang LaSalle Sallmanns

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report
**	XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 18, 2013

GIANT INTERACTIVE GROUP INC.

/s/ JAZY ZHANG
Name:	Jazy Zhang
Title:	Chief Financial Officer

GIANT INTERACTIVE GROUP INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Giant Interactive Group Inc.

We have audited the accompanying consolidated balance sheets of Giant Interactive Group Inc. (the “Company”) as of December 31, 2011 and 2012, and the related consolidated statements of operations and comprehensive income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Giant Interactive Group Inc. at December 31, 2011 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Giant Interactive Group Inc.’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 18, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP
Shanghai, The People’s Republic of China
April 18, 2013

GIANT INTERACTIVE GROUP INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	Note	2011	2012
		(RMB)	(RMB)	(US$)
ASSETS
Current assets:
Cash and cash equivalents		950,321,028	1,943,061,530	311,882,880
Short-term investments	4	919,774,660	739,314,900	118,668,224
Accounts receivable (net of allowance of RMB4,075,162 and RMB4,131,311 (US$663,121) for 2011 and 2012)		13,692,673	12,106,819	1,943,278
Prepayments and other current assets	5	111,951,828	236,446,037	37,952,206
Due from related parties	21	3,410,114	7,370,022	1,182,970
Inventories		317,019	333,195	53,481
Deferred tax assets, net	17	179,779,122	157,885,822	25,342,422

Total current assets		2,179,246,444	3,096,518,325	497,025,461

Non-current assets:
Property and equipment, net	6	349,667,907	340,242,374	54,612,667
Intangible assets, net	7	26,448,716	32,799,853	5,264,739
Due from research and development entity partners		7,637,000	7,637,000	1,225,823
Goodwill	8	22,201,960	99,316,001	15,941,317
Investment in equity investees	9	351,400,224	377,755,985	60,634,016
Long-term investment	10	29,495,239	48,331,600	7,757,757
Available-for-sale securities	12	386,851,118	78,740,916	12,638,788
Held-to-maturity securities	13	100,000,000	190,000,000	30,497,103
Deferred tax assets, net	17	17,100,182	25,345,455	4,068,226
Other assets	11	81,182,192	25,541,335	4,099,667

Total non-current assets:		1,371,984,538	1,225,710,519	196,740,103

Total assets		3,551,230,982	4,322,228,844	693,765,564

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Payables and accrued expenses (including payables and accrued expenses of Shanghai Giant Network Technology Co., Ltd. and its consolidated entities (“VIE and its consolidated entities”) without recourse to Giant Interactive Group Inc. (“the Company”) of RMB72,956,998 and RMB63,103,923 (US$10,128,878) as of December 31, 2011 and 2012, respectively)	14	171,610,885	238,594,085	38,296,991
Advances from distributors (including advances from distributors of VIE and its consolidated entities without recourse to the Company of RMB82,327,669 and RMB93,468,209 (US$15,002,681) as of December 31, 2011 and 2012, respectively)		82,327,669	93,468,209	15,002,681
Due to a related party (including due to a related party of VIE and its consolidated entities without recourse to the Company of nil as of December 31, 2011 and 2012, respectively)	21	540,345	598,953	96,139
Deferred revenue (including deferred revenue of VIE and its consolidated entities without recourse to the Company of RMB518,363,112 and RMB470,279,509 (US$75,485,066) as of December 31, 2011 and 2012, respectively)		529,204,385	486,024,501	78,012,311
Tax payable (including tax payable of VIE and its consolidated entities without recourse to the Company of RMB64,733 and RMB4,371,971 (US$701,750) as of December 31, 2011 and 2012, respectively)		38,561,157	48,121,958	7,724,107
Unrecognized tax benefit (including unrecognized tax benefit of VIE and its consolidated entities without recourse to the Company of RMB5,911,803 and RMB6,418,702 (US$1,030,273) as of December 31, 2011 and 2012, respectively	17	44,451,522	47,579,967	7,637,111
Deferred tax liabilities (including deferred tax liabilities of VIE and its consolidated entities without recourse to the Company of RMB1,650,000 and RMB2,500,250 (US$401,318) as of December 31, 2011 and 2012, respectively)	17	148,219,632	112,282,639	18,022,606

Total current liabilities		1,014,915,595	1,026,670,312	164,791,946

Non-current liabilities:
Deferred tax liabilities (including deferred tax liabilities of VIE and its consolidated entities without recourse to the Company of RMB14,869,840 and nil (US$ nil) as of December 31, 2011 and 2012, respectively)	17	14,882,313	32,311,676	5,186,382

Total liabilities		1,029,797,908	1,058,981,988	169,978,328

The accompanying notes are an integral part of the consolidated financial statements.

GIANT INTERACTIVE GROUP INC.

CONSOLIDATED BALANCE SHEETS

		December 31,
	Note	2011	2012
		(RMB)	(RMB)	(US$)

Commitments and contingencies	25	—	—	—

Shareholders’ equity
Ordinary shares (par value US$0.0000002 per share; 500,000,000 shares authorized as at December 31, 2011 and December 31,2012, respectively; 273,110,626 shares issued and 235,234,959 shares outstanding at December 31, 2011; 273,110,626 shares issued and 239,252,672 shares outstanding at December 31, 2012)		430	430	69
Additional paid-in capital		4,350,262,526	4,456,659,188	715,343,123
Statutory reserves	24	14,125,819	48,596,713	7,800,310
Accumulated other comprehensive loss		(401,229,786)	(368,723,831)	(59,184,256)
Retained earnings		655,013,363	1,087,615,133	174,574,266
Treasury stock	22	(2,122,524,316)	(2,006,420,168)	(322,052,642)

Total Giant Interactive Group Inc.’s equity		2,495,648,036	3,217,727,465	516,480,870

Non controlling interests	15	25,785,038	45,519,391	7,306,366

Total shareholders’ equity		2,521,433,074	3,263,246,856	523,787,236

Total liabilities and shareholders’ equity		3,551,230,982	4,322,228,844	693,765,564

The accompanying notes are an integral part of the consolidated financial statements.

GIANT INTERACTIVE GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

		For the year ended December 31,
	Note	2010	2011	2012
		(RMB)	(RMB)	(RMB)	(US$)
Net revenue:
Online games		1,289,480,817	1,701,343,096	2,074,950,188	333,052,469
Licensing revenues		42,666,674	54,537,719	52,186,105	8,376,447
Other revenue, net		667,960	36,336,494	24,758,274	3,973,977

Total net revenue		1,332,815,451	1,792,217,309	2,151,894,567	345,402,893
Cost of services		(199,122,245)	(257,246,446)	(288,361,076)	(46,285,144)

Gross profit		1,133,693,206	1,534,970,863	1,863,533,491	299,117,749

Operating (expenses) income
Research and product development		(186,036,564)	(230,209,370)	(326,792,503)	(52,453,813)
Sales and marketing		(143,006,150)	(169,981,540)	(146,452,268)	(23,507,210)
General and administrative		(119,447,009)	(103,727,165)	(148,708,274)	(23,869,324)
Government financial incentives	16	57,386,000	47,746,000	63,644,000	10,215,566
Impairment of intangible assets		(46,557,669)	—	—	—

Total operating expenses		(437,661,392)	(456,172,075)	(558,309,045)	(89,614,781)

Income from operations		696,031,814	1,078,798,788	1,305,224,446	209,502,968

Interest income		136,097,898	141,587,341	105,833,413	16,987,434
Investment income/(loss)		—	3,047,619	(243,626,993)	(39,104,829)
Other income, net		65,465,834	43,558,342	34,844,307	5,592,897

Income before income tax expenses		897,595,546	1,266,992,090	1,202,275,173	192,978,470

Income tax expenses	17	(89,322,402)	(352,378,221)	(124,203,884)	(19,936,098)
Share of loss of an equity investee		(648,106)	(8,218,001)	(6,117,163)	(981,872)

Net income		807,625,038	906,395,868	1,071,954,126	172,060,500

Net (income)/loss attributable to noncontrolling interests	15	3,562,795	(26,428,994)	(78,234,120)	(12,557,442)

Net income attributable to the Company’s shareholders		811,187,833	879,966,874	993,720,006	159,503,058

Other comprehensive income (loss), net of tax

Foreign currency translation		(73,194,240)	(84,727,808)	2,735,104	439,014
Unrealized holding gains (losses)		(14,540,051)	(15,997,558)	29,770,851	4,778,551

Total other comprehensive income/(loss), net of tax		(87,734,291)	(100,725,366)	32,505,955	5,217,565

Comprehensive income		723,453,542	779,241,508	1,026,225,961	164,720,623

Earnings per share:	18

Basic		3.57	3.79	4.20	0.67
Diluted		3.47	3.79	4.13	0.66

Weighted average ordinary shares:

Basic		227,308,854	232,004,879	236,796,818	236,796,818
Diluted		233,928,400	232,004,879	240,821,127	240,821,127

The accompanying notes are an integral part of the consolidated financial statements.

GIANT INTERACTIVE GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,
	2010	2011	2012
	(RMB)	(RMB)	(RMB)	(US$)
Cash flows from operating activities:
Net income	807,625,038	906,395,868	1,071,954,126	172,060,500
Adjustments for:
Deferred taxes	(31,980,857)	83,932,389	(4,859,603)	(780,020)
Share-based compensation expense	33,289,216	29,335,181	119,892,890	19,244,136
Depreciation of property and equipment	54,444,577	60,877,662	60,669,884	9,738,188
Amortization of intangible assets and other assets	31,657,738	19,607,751	16,950,387	2,720,724
Loss from disposal of property and equipment	4,213,443	2,034,664	6,614,286	1,061,666
Sale back of land use rights	—	—	(4,787,388)	(768,429)
Gain from sale of a long-term investment	—	—	(310,120)	(49,778)
Impairment of intangible assets	46,557,669	—	13,066,057	2,097,247
Impairment of an equity investee	—	—	3,211,404	515,466
Other-than-temporary Impairment of available-for-sale security	—	—	240,725,709	38,639,140
Provision for/(recovery of) doubtful debts	(1,031,746)	(1,877,904)	56,149	9,013
Gain from deconsolidation of a subsidiary	(68,774,051)	(4,993,146)	—	—
Loss from valuation depreciation of equity investee upon reacquisition	—	—	303,581	48,728
Share of loss of an equity investee	648,106	8,218,001	6,117,163	981,872
Changes in assets and liabilities:
(Increase)/decrease in accounts receivable	(7,144,958)	(2,014,362)	2,604,900	418,115
Decrease/(increase) in prepayments and other current assets	21,524,192	18,024,537	(68,894,355)	(11,058,306)
Decrease/(increase) in due from related parties	3,592	(3,320,543)	(4,155,893)	(667,067)
(Increase)/decrease in due from research-and-development entity partners	(10,783,600)	3,146,600	—	—
Decrease/(increase) in inventories	290,102	116,934	(16,176)	(2,596)
Increase in other assets	—	—	(26,620,292)	(4,272,851)
Increase in payables and accrued expenses	22,543,374	15,133,759	26,718,801	4,288,663
(Decrease)/increase in advance from distributors	(14,057,759)	6,820,714	11,140,540	1,788,180
Increase in due to a related party	—	782,830	58,608	9,407
Increase in unrecognized tax benefit	4,803,660	29,692,724	3,128,445	502,150
Increase in income tax payable	16,807,255	16,369,200	9,560,801	1,534,614
Increase/(decrease) in deferred revenue	121,503,917	86,409,383	(43,179,884)	(6,930,849)

Net cash provided by operating activities	1,032,138,908	1,274,692,242	1,439,950,020	231,127,913

Cash flows from investing activities:
Payment for short-term investments	(6,823,806,000)	(3,733,267,990)	(758,558,950)	(121,757,107)
Proceeds received from maturity of short-term investments	7,872,494,000	6,047,547,330	938,967,485	150,714,673
Deposit for purchase of an office building	(18,921,000)	—	—	—
Investment in equity investees	(3,000,000)	(317,050,000)	(950,000)	(152,486)
Increase in long-term investments	(20,495,239)	(9,000,000)	(12,000,000)	(1,926,133)
Proceeds for withdrawal investment in long-term investments	—	—	20,805,359	3,339,490
Payment for held-to-maturity securities	—	(100,000,000)	(100,000,000)	(16,051,107)
Proceeds received from held-to-maturity securities	—	—	10,000,000	1,605,111
Purchase of property and equipment	(20,880,588)	(244,571,881)	(61,844,999)	(9,926,807)
Capitalized product development costs and purchased software	(15,653,901)	(11,002,249)	(17,150,657)	(2,752,870)
Proceeds from deconsolidation of a subsidiary	28,625,000	—	28,625,000	4,594,629
Deconsolidation of subsidiaries	(25,000,000)	(4,608,901)	—	—
Proceeds from disposal of intangible assets	—	25,000,000	—	—
Proceeds from disposal of property and equipment	—	223,580	234,750	37,680
Proceeds from sales of other assets	—	—	51,060,082	8,195,708
Acquisition of a subsidiary, net of cash acquired	(15,016,811)	—	(20,231,462)	(3,247,374)

Net cash provided by investing activities	958,345,461	1,653,269,889	78,956,608	12,673,407

Cash flows from financing activities:
Proceeds from/(payment to) exercise of share options	17,760,783	138,511,514	(613,958)	(98,547)
Dividends to shareholders	(279,122,994)	(4,810,164,772)	(446,302,773)	(71,636,534)
Dividends to non controlling interests	—	(12,250,000)	(93,100,000)	(14,943,580)
Repurchase of shares	—	(22,960,759)	(22,862,890)	(3,669,747)
Capital contribution from non controlling interests	10,737,017	937,000	35,642,700	5,721,048
Capital distribution to non controlling interests	—	(3,554,500)	(172,500)	(27,688)

Net cash used in financing activities	(250,625,194)	(4,709,481,517)	(527,409,421)	(84,655,048)

Effect of exchange rate changes on cash and cash equivalents	(60,078,122)	(45,095,908)	1,243,295	199,566

Net increase (decrease) in cash and cash equivalents	1,679,781,053	(1,826,615,294)	992,740,502	159,345,838
Cash and cash equivalents at the beginning of year	1,097,155,269	2,776,936,322	950,321,028	152,537,042

Cash and cash equivalents at the end of year	2,776,936,322	950,321,028	1,943,061,530	311,882,880

The accompanying notes are an integral part of the consolidated financial statements.

GIANT INTERACTIVE GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT’D)

	For the year ended December 31,
	2010	2011	2012
	(RMB)	(RMB)	(RMB)	(US$)

Supplemental disclosures:
Income tax paid	(116,066,099)	(109,454,531)	(117,401,021)	(18,844,163)
Withholding income tax paid associated with the repatriation of cash for a special dividend	—	(111,357,239)	—	—
Tax benefit realized from stock options	920,398	6,731,453	14,313,452	2,297,468
Interest received	150,531,887	153,658,020	103,514,928	16,615,292

Non-cash investing activities:
Deconsolidation of subsidiaries
- Intangible assets	25,000,000	—	—	—
- Due from related parties	(25,000,000)	57,429	—	—
- Non-controlling interests	3,750,000	(2,158,537)	—	—
- Acquisition of property and equipment and intangible assets included in payables and accrued expenses	1,889,955	5,165,018	—	—
- Investment in Beijing Giant Zhengtu	(32,774,051)	—	—	—

The accompanying notes are an integral part of the consolidated financial statements.

GIANT INTERACTIVE GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Note	Number of Ordinary shares	Ordinary shares	Additional paid-in capital	Statutory reserves	Accumulated other comprehensive loss	Retained earnings	Treasury stock	Total Giant Interactive Group Inc.’s equity	Non controlling interest	Total shareholders’ equity
		(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)

Balance as of January 1, 2010		226,819,007	417	6,036,189,677	43,890,273	(212,770,129)	2,206,666,461	(2,176,792,033)	5,897,184,666	7,608,607	5,904,793,273
Net income for the year		—	—	—	—	—	811,187,833	—	811,187,833	(3,562,795)	807,625,038
Non-controlling interest
- Beijing Huayi Giant Information Technology Co., Ltd. (“Huayi Giant Information”)		—	—	—	—	—	—	—	—	3,750,000	3,750,000
- Deconsolidation of Huayi Giant Information		—	—	—	—	—	—	—	—	(3,750,000)	(3,750,000)
- Equity movement		—	—	—	—	—	—	—	—	10,737,017	10,737,017
Comprehensive income:
- Foreign currency translation		—	—	—	—	(73,194,240)	—	—	(73,194,240)	—	(73,194,240)
- Unrealized holding losses	12	—	—	—	—	(14,540,051)	—	—	(14,540,051)	—	(14,540,051)
Exercise of share options	19	1,200,405	—	17,760,783	—	—	—	—	17,760,783	—	17,760,783
Share based compensation	19	—	—	33,584,427	—	—	—	—	33,584,427	—	33,584,427
Repurchase of shares	19	—	—	—	—	—	—	—	—	—	—
Dividends to shareholders	23	—	—	—	—	—	(279,122,994)	—	(279,122,994)	—	(279,122,994)

Balance as of December 31, 2010		228,019,412	417	6,087,534,887	43,890,273	(300,504,420)	2,738,731,300	(2,176,792,033)	6,392,860,424	14,782,829	6,407,643,253
Issuances of shares			13	—	—	—	—	—	13	—	13
Net income for the year		—	—	—	—	—	879,966,874	—	879,966,874	26,428,994	906,395,868
Non-controlling interest
- Equity movement		—	—	—	—	—	—	—	—	836,998	836,998
- Deconsolidation of Shanghai Juxi Network Technology Co., Ltd. (“Juxi Network”)		—	—	—	—	—	—	—	—	(1,091,241)	(1,091,241)
- Deconsolidation of Shanghai Juxian Network Technology Co., Ltd. (“Juxian Network”)		—	—	—	—	—	—	—	—	(1,067,296)	(1,067,296)
- Consolidation of Shanghai Juyan Network Technology Co., Ltd. h (“Juyan Network”)		—	—	—	—	—	—	—	—	(1,855,246)	(1,855,246)
- Dividend declared by Shanghai Jujia Network Technology Co., Ltd. (“Jujia Network”)		—	—	—	—	—	—	—	—	(12,250,000)	(12,250,000)
Comprehensive income:
- Foreign currency translation		—	—	—	—	(84,727,808)	—	—	(84,727,808)	—	(84,727,808)
- Unrealized holding losses	12	—	—	—	—	(15,997,558)	—	—	(15,997,558)	—	(15,997,558)
Exercise of share options	19	8,148,519	—	99,668,141	—	—	(47,960,922)	77,228,476	128,935,695	—	128,935,695
Reversal of statutory reserves		—	—	—	(32,958,749)	—	32,958,749	—	—	—	—
Appropriation to statutory reserves		—	—	—	3,194,295	—	(3,194,295)	—	—	—	—
Capital discount from acquiring non-controlling interests of Juyan Network		—	—	(1,599,254)	—	—	—	—	(1,599,254)	—	(1,599,254)
Share based compensation	19	—	—	29,335,181	—	—	—	—	29,335,181	—	29,335,181
Repurchase of shares	19	(932,972)	—	—	—	—	—	(22,960,759)	(22,960,759)	—	(22,960,759)
Dividends to shareholders	23	—	—	(1,864,676,429)	—	—	(2,945,488,343)	—	(4,810,164,772)	—	(4,810,164,772)

Balance as of December 31, 2011		235,234,959	430	4,350,262,526	14,125,819	(401,229,786)	655,013,363	(2,122,524,316)	2,495,648,036	25,785,038	2,521,433,074
Net income for the year		—	—	—	—	—	993,720,006	—	993,720,006	78,234,120	1,071,954,126
Non-controlling interest
- Equity movement		—	—	—	—	—	—	—	—	20,706,816	20,706,816
- Acquisition of 25.96% equity interest of Shanghai Haoji Network Technology Co., Ltd. (“Haoji Network”)		—	—	—	—	—	—	—	—	(35,549)	(35,549)
- Acquisition of 51% equity interest of Beijing Giant Zhengtu Network Technology Co., Ltd. (“Beijing Giant Zhengtu”)		—	—	—	—	—	—	—	—	13,928,966	13,928,966
- Dividend declared by Jujia Network		—	—	—	—	—	—	—	—	(93,100,000)	(93,100,000)
Comprehensive income:
- Foreign currency translation		—	—	—	—	2,735,104	—	—	2,735,104	—	2,735,104
- Reversal of unrealized holding gain of 51.com and MET	12	—	—	—	—	(39,364,932)	—	—	(39,364,932)	—	(39,364,932)
- Unrealized holding gain from Yungfeng fund	9	—	—	—	—	69,135,783	—	—	69,135,783	—	69,135,783
Exercise of share options	19	4,829,650	—	(28,524,745)	—	—	(80,344,569)	138,967,038	30,097,724	—	30,097,724
Appropriation of statutory reserves		—	—	—	34,470,894	—	(34,470,894)	—	—	—	—
Proceed of capital surplus from new investor of Wuxi Giant		—	—	14,871,384	—	—	—	—	14,871,384	—	14,871,384
Capital discount from acquiring non-controlling interests of Haoji Network		—	—	(72,451)	—	—	—	—	(72,451)	—	(72,451)
Share based compensation	19	—	—	120,122,474	—	—	—	—	120,122,474	—	120,122,474
Repurchase of shares	19	(811,937)	—	—	—	—	—	(22,862,890)	(22,862,890)	—	(22,862,890)
Dividends to shareholders	23	—	—	—	—	—	(446,302,773)	—	(446,302,773)	—	(446,302,773)

Balance as of December 31, 2012 (RMB)		239,252,672	430	4,456,659,188	48,596,713	(368,723,831)	1,087,615,133	(2,006,420,168)	3,217,727,465	45,519,391	3,263,246,856

Balance as of December 31, 2012 (US$)		239,252,672	69	715,343,123	7,800,310	(59,184,256)	174,574,266	(322,052,642)	516,480,870	7,306,366	523,787,236

The accompanying notes are an integral part of the consolidated financial statements.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010, 2011 and 2012

1.	ORGANIZATION AND NATURE OF OPERATIONS

The accompanying consolidated financial statements include the financial statements of Giant Interactive Group Inc. (the “Company” or “Giant Interactive”), its subsidiaries, Shanghai Giant Network Technology Co., Ltd. (“Giant Network” or the “VIE”) and its consolidated entities, collectively referred to as the “Group”.

Giant Interactive was incorporated in the Cayman Islands on July 26, 2006 and became the holding company of the Group.

The Group is engaged in the development and operation of online games in the People’s Republic of China (the “PRC”). The Group primarily develops and operates online games through its PRC subsidiaries, Zhengtu Information, Zhengju Information, Jujia Network, and the VIE of Zhengtu Information, Giant Network.

Details of the Company’s subsidiaries as of December 31, 2012 are as follows:

Entities	Date of incorporation/ establishment	Place of incorporation/ establishment	Percentage of shareholding/ ownership	Principal activities

Subsidiaries:
Eddia International Group Limited (“Eddia International”)	July 26, 2006	British Virgin Islands (“BVI”)	100.00%	Investment holding
Shanghai Zhengtu Information Technology Co., Ltd. (“Zhengtu Information”)	September 6, 2006	PRC	100.00%	Online game development and maintenance
Giant Interactive (HK) Limited (“Giant HK”)	December 22, 2008	Hong Kong	100.00%	Oversea online game licensing, development, and operation
Zhuhai Zhengtu Information Technology Co., Ltd. (“Zhuhai Zhengtu”)	February 19, 2009	PRC	100.00%	Online game research and development
Hangzhou Snow Wolf Software Co., Ltd. (“Snow Wolf Software”)	Acquired on May 18, 2009	PRC	51.07%	Online game research and development
Shanghai Zhengduo Information Technology Co., Ltd. (“Zhengduo Information”)	July 8, 2009	PRC	100.00%	Online game development and maintenance
Shanghai Jujia Network Technology Co., Ltd. (“Jujia Network”)	October 20, 2009	PRC	51.00%	Online game research and development
Shanghai Juhuo Network Technology Co., Ltd. (“Juhuo Network”)	November 4, 2009	PRC	51.00%	Online game research and development
Chengdu Jufan Network Technology Co., Ltd. (“Jufan Network”)	March 29, 2010	PRC	51.00%	Online game research and development
Shanghai Zhengju Information Technology Co., Ltd. (“Zhengju Information”)	April 28, 2010	PRC	100.00%	Online game development and maintenance
Shanghai Juquan Network Technology Co., Ltd. (“Juquan Network”)	May 19, 2010	PRC	51.00%	Online game research and development
Shanghai Jujia Network Technology Co., Ltd. (II) (“Jujia Network II”)	October 10, 2012	PRC	70.00%	Online game research and development
Beijing Giant Zhengtu Network Technology Co., Ltd. (“Beijing Giant Zhengtu”)	Acquired on October 17, 2012	PRC	85.00%	Online game research and development
Shanghai Juhuan Network Technology Co., Ltd. (“Juhuan Network”)	October 24, 2012	PRC	51.00%	Online game research and development

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010, 2011 and 2012

1.	ORGANIZATION AND NATURE OF OPERATIONS (CONT’D)

Subsidiary	Date of incorporation/ establishment	Place of incorporation/ establishment	Percentage of shareholding/ ownership	Principal activities

Variable Interest Entity (the “VIE”)
Shanghai Giant Network Technology Co., Ltd. (“Giant Network”)	November 14, 2004	PRC	—	Internet content provider

Held directly by Giant Network:
Wuxi Giant Network Technology Co., Ltd. (“Wuxi Network”)	December 28, 2009	PRC	50.07%	Online game research and development
Wuxi Tiema Network Technology Co., Ltd. (“Tiema Network”)	June 3, 2010	PRC	25.54%	Online game research and development
Shanghai Juxin Network Technology Co., Ltd. (“Juxin Network”)	October 9, 2010	PRC	51.00%	Online game research and development
Beijing Giant Glorious Mission Network Technology Co., Ltd. (“Beijing Giant”)	October 13, 2010	PRC	50.07%	Online game research and development
Beijing Julun Network Information Technology Co., Ltd. (“Julun Network”)	Acquired on November 19, 2010	PRC	100.00%	Online game research and development
Wuxi Tiequan Network Technology Co., Ltd. (“Tiequan Network”)	May 23, 2011	PRC	25.54%	Online game research and development
Shanghai Juhe Network Technology Co., Ltd. (“Juhe Network”)	November 4, 2009	PRC	51.00%	Online game research and development
Shanghai Giant Glorious Mission Network Technology Co., Ltd. (“Shanghai Giant “)	April 25, 2012	PRC	50.07%	Online game research and development
Shanghai Jujia Network Technology Co., Ltd. (III) (“Jujia Network III”)	October 10, 2012	PRC	51.00%	Online game research and development
Shanghai Juzi Information Technology Co., Ltd. (“Juzi Information”)	October 10, 2012	PRC	51.00%	Online game research and development
Bengbu Giant Glorious Mission Network Technology Co., Ltd.(“Bengbu Giant “)	November 12, 2012	PRC	50.07%	Online game research and development

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010, 2011 and 2012

1.	ORGANIZATION AND NATURE OF OPERATIONS (CONT’D)

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

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010, 2011 and 2012

1.	ORGANIZATION AND NATURE OF OPERATIONS (CONT’D)

On June 14, 2012, Giant Network purchased 51% equity interest of Juhe Network from Zhengduo Information, wholly owned by Giant HK, at a consideration of RMB765,000 (US$122,791). As a result, Juhe Network changed from a subsidiary of the Company into a subsidiary of the VIE.

On March 7, 2012, Wuxi Network invested RMB1,000,000 (US$160,511) to establish Shanghai Giant and on June 27, 2012, Wuxi Network additionally injected RMB19,000,000 (US$3,049,710) to Shanghai Giant as paid-in capital. Giant Network owns 50.1% equity interest in Wuxi Network and Wuxi Network owns 100% equity interest of Shanghai Giant. Therefore, the Company, through its VIE, Giant Network, owns 50.1% equity interest of Shanghai Giant.

On October 10, 2012, Zhengduo Information, along with two other non-controlling shareholders invested RMB5,000,000 (US$802,555) to establish Jujia Network II and obtained 70% equity interests of Jujia Network II.

On October 10, 2012, Giant Network, along with two other non-controlling shareholders invested RMB2,000,000 (US$321,022) to establish Shanghai Jujia Network III, and obtained 51% equity interest of Jujia Network III.

On October 10, 2012, Giant Network along with another non-controlling individual invested RMB1,000,000 (US$160,511) to establish Juzi Information and obtained 51% equity interest of Juzi Information.

On October 17, 2012, Zhengtu Information reacquired 51% equity interest of Beijing Giant Zhengtu at a consideration of RMB57,250,000 (US$9,189,259) from Huayi Brothers Media Corporation (“Huayi”). As a result, together with the 34% equity interest previously held by Giant Network, the Group owns 85% equity interest in the Beijing Giant Zhengtu and Beijing Giant Zhengtu changed from an investment in equity investee of Giant Network to a subsidiary of the Group (Note 3).

On October 24, 2012, Zhengduo Information, along with another individual and a non-controlling shareholder invested RMB5,000,000 (US$802,555) to establish Juhuan Network and obtained 51% equity interests of Juhuan Network.

On November 12, 2012, Shanghai Giant invested RMB5,000,000 (US$802,555) to establish Bengbu Giant and obtained 100% equity interest in Bengbu Giant.

On December 10, 2012, the Group decided to close two wholly owned subsidiaries, Haoji Network and Juyan Network, according to the Group’s overall development strategy. As a result, the Group deconsolidated the above two subsidiaries in December 2012. There was no gain or loss in net income attribute to the parent for the deconsolidation transaction.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010, 2011 and 2012

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1)	Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of its assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Company’s consolidated financial statements include, but are not limited to, revenue recognition, acquired intangible assets and related goodwill, assessing whether other-than-temporary declines in fair value of investments has occurred, estimating the useful lives of long-lived assets and intangible assets, assessing the initial valuation of assets acquired and liabilities assumed in a business combination and the subsequent impairment assessment of long-lived assets, intangible assets and related goodwill, share-based compensation expenses, deferred tax assets and related valuation allowance, income tax uncertainties, provision for doubtful debts, impairment and valuation of all investment types. Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from these estimates. Certain amounts previously reported have been reclassified to conform to the current year presentation.

2)	Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIE and its consolidated entities for which a subsidiary of the Company, Zhengtu Information, is the primary beneficiary. All transactions and balances between the Company, its subsidiaries, the VIE and its consolidated entities have been eliminated upon consolidation. Results of acquired subsidiaries are consolidated.

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

For the years ended December 31, 2010, 2011 and 2012

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

Online Games Software Sales and Licensing Agreements

Pursuant to the Online Games Software Sales and Licensing Agreements between Zhengtu Information, Jujia Network, Juhuo Network, Snow Wolf Software, Zhengju Information and Giant Network, Zhengtu Information, Jujia Network, Juhuo Network, Snow Wolf Software and Zhengju Information license their online game software to Giant Network in return for an upfront fees and royalty fees charged at fixed rates ranging from 24% to 65% of the game revenues derived from four game series, on a monthly basis. In addition, such royalty fee rates are effectively adjustable at the sole discretion of Zhengtu Information, Jujia Network, Juhuo Network, Snow Wolf Software and Zhengju Information. For the agreements with Zhengtu Information, Snow Wolf Software, and Zhengju Information, they have indefinite terms and can only be terminated if both parties mutually agree in writing. For the agreements with Jujia Network and Juhuo Network, they have a term of two years and will be terminated if both parties mutually agree in writing.

Exclusive Technical Consulting and Service Agreement

Pursuant to the Exclusive Technical Consulting and Service Agreement between Zhengtu Information and Giant Network, Zhengtu Information is to provide exclusive technical and consulting services in return for fees computed based on the total operating expenses incurred by Zhengtu Information plus a reasonable markup. The initial term of this agreement is expected to expire on September 6, 2016 and is renewable at the sole discretion of Zhengtu Information. Pursuant to this agreement, in the event that either party to such agreement (i) breaches its obligations thereunder in full or in part and fails to cure such breach effectively and in a timely manner, which leads to a material damage to the non-breaching party; (ii) materially fails to perform its undertakings under this agreement; or (iii) any of the representations given by such party is untrue, in each case the non-breaching party shall have the right to terminate this agreement. Notwithstanding the above, if Giant Network wishes to terminate this agreement before the expiration of its term, it shall serve a written notice to Zhengtu Information six-months prior to the expiration of the agreement and obtain Zhengtu Information’s consent, and shall be liable for a penalty of RMB20,000,000 and compensate Zhengtu Information for all its losses resulting from such early termination.

A similar Exclusive Technical Consulting and Service Agreement was signed between Zhengju Information and Giant Network in 2012 with identical terms as described above. The term of this agreement is ten years which is expected to expire on January 5, 2022 and cannot be early terminated unless both parties mutually agree in writing.

During the years ended December 31, 2010, 2011 and 2012, total fees charged under the agreements above totaled approximately RMB1,135,000,000, RMB1,474,000,000 and RMB1,776,000,000 (US$285,000,000), respectively, which represented substantially all of Giant Network’s operating profits for the years presented.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010, 2011 and 2012

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

2)	Consolidation (Cont’d)

Power of Attorney

Pursuant to the Purchase Option and Cooperation Agreement, each of the equity holders of Giant Network has signed an irrevocable Power of Attorney to grant Zhengtu Information’s designee, Mr. Yuzhu Shi, the power to exercise all the voting rights of such shareholder in shareholders’ meeting, including but not limited to deciding to sale or transfer of all or part of such shareholder’s equity interests in, and appointing and selecting directors, general managers and other senior management of Giant Network. The initial agreement has a term of ten years and can automatically extend for another ten years if Zhengtu Information doesn’t raise an objection.

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

As of December 31, 2012, the share capital and accumulated losses of Giant Network was RMB10,000,000 (US$1,605,111) and RMB54,957,718 (US$8,821,322), respectively, as compared to share capital and accumulated losses of RMB10,000,000 and RMB73,485,950, respectively, as of December 31, 2011.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010, 2011 and 2012

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

2)	Consolidation (Cont’d)

Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between the Company and Giant Network through the irrevocable proxy agreement, whereby the equity holders of Giant Network has effectively assigned all of their voting rights underlying their equity interest in Giant Network to Zhengtu Information. In addition, through the other aforementioned agreements, the Company demonstrates its ability and intention to continue to exercise the ability to absorb substantially all of the profits and all of the expected losses of Giant Network through Zhengtu Information. Thus the Company is also considered the primary beneficiary of Giant Network through Zhengtu Information. Accordingly, Giant Network and its consolidated entities’ results are consolidated in the Company’s financial statements under ASC 810-10.

In the opinion of management and the Company’s PRC counsel, (i) the ownership structure of the Company and Giant Network, through Zhengtu Information, are in compliance with existing PRC laws and regulations, (ii) the contractual arrangements with Giant Network and its shareholder are valid, binding, enforceable and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Company’s business operations are in compliance with existing PRC laws and regulations in all material respects.

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

For the years ended December 31, 2010, 2011 and 2012

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

2)	Consolidation (Cont’d)

As of December 31, 2012 and 2011, the aggregate carrying amounts of the total assets and total liabilities of Giant Network and its consolidated entities were RMB832,228,256 (US$133,581,846) and RMB685,772,905 and RMB640,142,564 (US$102,749,966) and RMB696,144,155, respectively. There are no pledges or collateralization of Giant Network and its consolidated entities’ assets which may only be used to settle Giant Network and its consolidated entities’ obligations during the periods presented. For the periods presented, creditors of Giant Network and its consolidated entities do not have recourse to the general credit of the Company, who is also considered the primary beneficiary of Giant Network through Zhengtu Information, and as such, these amounts have been parenthetically presented on the face of the Company’s Consolidated Balance Sheets. The Company has not provided any financial or other support that it was not previously contractually required to provide to Giant Network during the periods presented.

The following table represents the overall contribution by our Giant Network, the VIE, and its consolidated entities as well as the Company and other entities within the Group to the Group’s total net income and total comprehensive income:

	For year ended December 31,
	2011	2012
	RMB	RMB
Net income (loss) attributable to the Company’s shareholders
Giant Network and its consolidated entities	1,515,790,079	1,778,254,022
The Company and other entities within the Group	(635,823,205)	(784,534,016)

	879,966,874	993,720,006

Other comprehensive income (loss)
Giant Network and its consolidated entities	—	—
The Company and other entities within the Group	(100,725,366)	32,505,955

	(100,725,366)	32,505,955

Comprehensive income	779,241,508	1,026,225,961

In addition, Giant Network and its consolidated entities accounted for approximately RMB1,789,500,000 (US$287,235,000) net increase in cash and cash equivalents in 2012. Furthermore, as of December 31, 2012, Giant Network and its consolidated entities held cash and cash equivalents of approximately RMB274,100,000 (US$43,996,000), investments in equity investees of approximately RMB700,000 (US$112,000), other assets of approximately RMB557,400,000 (US$89,469,000) and other liabilities of approximately RMB640,100,000 (US$102,743,000), respectively.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010, 2011 and 2012

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

3)	Foreign currency translation and transactions

The Company’s, its BVI and Hong Kong subsidiary’s functional currency is the United States dollars (“US$”). The functional currency of the Company’s PRC subsidiaries, Giant Network and its consolidated entities, is the Chinese Renminbi (“RMB”), based on the criteria of ASC subtopic 830-10 (“ASC 830-10”), Foreign Currency Matters: Overall. The Company uses the RMB as its reporting currency. The Company uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate its operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive loss, a component of shareholders’ equity.

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

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.2301 on December 31, 2012 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

5)	Long-term Investment and Investments in equity investees

Long-term investment represents cost method investments. In accordance with ASC subtopic 325-20 (“ASC 325-20”), Investments-Other: Cost Method Investments, for investments in an investee over which the Company does not have significant influence, the Company carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings. The management regularly evaluates the impairment of its cost method investments based on the performance and financial position of the investee as well as other evidence of estimated market values. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and current and future financing needs. An impairment loss is recognized in the consolidated statements of operations and comprehensive income equal to the excess of the investment’s cost over its estimated fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment. The impairment charge was nil for the years ended December 31, 2010, 2011 and 2012.

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

For the years ended December 31, 2010, 2011 and 2012

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

5)	Long-term Investment and Investments in equity investees (Cont’d)

Where consolidation is not appropriate, the Company applies the equity method of accounting that is consistent with ASC 323 “Investments-Equity Method and Joint Ventures” to entities in which the Company holds either more than 20 percent or greater interest or less than a 20 percent interest but has the ability to exercise significant influence over operating and financial policies; and in the cases of investments in limited partnerships in which the Company holds a three percent or greater interest. For investments other than those described above, the Company applies the cost method of accounting that is consistent with ASC 325 “Investments-Other”.

Under the equity method, the Company initially records its investment at cost and prospectively recognizes its proportionate share of each equity investee’s net income or loss into its consolidated statements of operations. The difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill included in equity method investment on the consolidated balance sheets. The Company evaluated the equity method investments for impairment under ASC 323-10. An impairment loss on the equity method investments is recognized in the consolidated statements of income when the decline in value is determined to be other-than-temporary. The impairment charge was nil for the years ended December 31, 2010, 2011 and RMB3,211,404 (US$515,466) for the year ended December 31, 2012.

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

For the years ended December 31, 2010, 2011 and 2012

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

6)	Cash, cash equivalents and short-term investments (Cont’d)

The securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are stated at amortized cost. For individual securities classified as held-to-maturity securities, the Company evaluates whether a decline in fair value below the amortized cost basis is other-than-temporary using estimated fair values of the pledged collaterals or financial guarantees. If the Company concludes that it does not intend or is not required to sell an impaired debt security before the recovery of its amortized cost basis, the impairment is considered temporary and the held-to-maturity securities continue to be recognized at the amortized costs.

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

For the years ended December 31, 2010, 2011 and 2012

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

8)	Intangible assets

The Group recognizes costs to develop its online game products to be licensed for sale in accordance with ASC subtopic 985 Software. Online game product development costs consist primarily of payroll, depreciation and other overhead expenses incurred by the Group to develop, maintain, monitor and manage the Group’s online gaming products. Costs incurred for the development of online game products prior to the establishment of technological feasibility are expensed when incurred and are included in product development expenses. Once an online game product has reached technological feasibility, all subsequent online game product development costs are capitalized until the product is available for marketing. Technological feasibility is evaluated on a product-by-product basis, but typically encompasses both technical design and game design documentation and only occurs when the online games have a proven ability to operate in an online game environment.

Purchased software is stated at cost less accumulated amortization. Amortization is computed using the straight-line method over three years.

Intangible assets arising from the Beijing Giant Zhengtu acquisition consists of one online software game and was recorded at its fair value with an estimated useful life of 5 years, and will be amortized on a straight line basis over the useful life.

The Group recognizes website and internally used software development costs in accordance with ASC subtopic 350-40 (“ASC 350-40”), Intangibles — Goodwill and Other: Internal-Use Software. As such, the Group expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites and software. Costs incurred in the development phase are capitalized and amortized over their estimated expected life. Since the inception of the Group, the amount of property and equipment costs qualifying for capitalization has been insignificant and as a result those costs have been expensed as incurred. In year 2010, 2011 and 2012, the Group capitalized approximately RMB10,800,000, RMB4,800,000 and RMB7,450,000 (US$1,190,000) of the online game development costs.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010, 2011 and 2012

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

The impairment loss recorded in year ended December 31, 2012 was RMB13,066,057 (US$2,097,247). The impairment loss recorded in year ended December 31, 2011 was nil. The Group recorded an impairment loss associated with an online game and its related intellectual property rights amounting to RMB46,557,669 during the year ended December 31, 2010.

10)	Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable intangible assets acquired. The Group’s goodwill and acquisition related intangible assets outstanding at December 31, 2012 were related to the Group’s acquisition of three subsidiaries (Note 8). In accordance with the provisions of ASC subtopic 350 (“ASC 350”), Goodwill and Other Intangible Assets, goodwill amounts are not amortized, but rather are tested for impairment at least annually or more frequently if there are indicators of impairment present.

In accordance to ASC 350, the Company has assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. The Company has determined that it has one reporting unit, which is also its only reportable segment.

The Company adopted the principles as prescribed in Accounting Standards Update 2011-08 (ASU 2011-08), “Testing Goodwill for Impairment” issued by the FASB in order to complete its goodwill impairment test. In accordance with ASU 2011-08, the Company based its goodwill impairment testing on a qualitative assessment for its reporting units that carried a goodwill balance. The qualitative assessment included an in-depth analysis of many factors, including general economic conditions, industry and market conditions, a broad scope of financial factors, and the Company’s price of its ADS, as well as other drivers of a fair value analysis. As a result of the Company’s qualitative assessment, it was concluded that it was more-likely-than-not that the fair value of its reporting units was greater than its carrying value.

No impairment losses were recognized for each of three years ended December 31, 2010, 2011 and 2012.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010, 2011 and 2012

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

11)	Available-for-sale securities

The Company has designated its investment in convertible redeemable preferred shares (“Preferred Share”) of Five One Network Development Co., Ltd. (“51.com”) as available-for-sale in accordance with ASC 320-10. Such available-for-sale investment is reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income (loss) in shareholders’ equity. Realized gains or losses are charged to earnings during the period in which the gain or loss is realized. If the Company determines a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to its estimated fair value. The new cost basis will not be adjusted for subsequent recoveries in fair value. Determination of whether declines in value are other-than-temporary requires significant judgment. Subsequent increases and decreases in the fair value of available-for-sale securities will be included in comprehensive income (loss) through a credit or charge to shareholders’ equity except for an other-than-temporary impairment, which would be charged to current period earnings. The Company recorded an other-than-temporary impairment of RMB240,725,709 (US$38,639,140) for the year ended December 31, 2012. No such impairment was recorded for the years ended December 31, 2010 and 2011.

Dividend and interest income, including the amortization of any premium or discount arising at acquisition, if any, for all categories of securities investments are included in earnings.

12)	Held-to-maturity securities

The Company has designated its investment in Resources SZITIC Trust Co., Ltd. (“CR Trust”) for a period of five years and a two-year time-deposit in Bank of Communications (Zhuhai) Branch as held-to-maturity securities in accordance with ASC 320-10 as the Company has the intent and ability to hold the securities until maturity (Note 13). Held-to-maturity investment securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Interest income from the held-to-maturity securities is recognized when earned. Premiums and discounts, if any, are amortized or accreted over the life of the related security as an adjustment to interest income using the effective-interest method.

13)	Fair value of financial instruments

Financial instruments of the Group primarily comprise of cash and cash equivalents, accounts receivable, certain other current assets, amounts due from related parties and research-and-development (“R&D”) entity partners, short-term investments, investment in available-for-sale securities, held-to-maturity securities, and payables and accrued expenses. Except for the Company’s investment in preferred shares, as of December 31, 2011 and 2012, the carrying values of these financial instruments approximated their fair values due to the short-term maturity of these instruments. The carrying amount of our held-to-maturity securities are measured at amortized cost. The carrying amount of the Group’s available-for-sale securities were initially stated at fair value and subsequently re-measured and recorded at fair value at each financial reporting end.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010, 2011 and 2012

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

14)	Other assets

Other assets mainly represent upfront payments for certain license rights to operate other third-party owned online games in the PRC and are recorded at purchase cost less accumulated amortization. Amortization is provided on a straight-line basis over the terms of the respective license agreements, which are generally three years in duration.

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

The Group sells prepaid cards, in physical or virtual forms, for its in-game premium features to distributors who in turn sell the prepaid cards to end customers. The prepaid game cards provide customers with a pre-specified number of game points for consumption. All prepaid cards sold to distributors require upfront advance cash payments. The Group also sells game points through online sales directly to end customers using their credit or debit cards, which is generally settled by the banks within one to two days. Proceeds from the sale of prepaid game cards from distributors and online sale of game points are initially recognized as Advances from distributors. These prepaid fees are reclassified to deferred revenue upon the end users’ online registration and conversion of the game points into the respective user accounts.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010, 2011 and 2012

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

15)	Revenue recognition (Cont’d)

The Group’s end users are required to “activate” the prepaid game cards by using access codes and passwords to transfer the value of those cards to game points in their personal user accounts. The Group does not recognize revenue for game cards which are sold but not yet converted into game points and used by customers to purchase premium features as the Group is required to provide future services, in the form of in-game premium features, related to those cards or points. Deferred revenue is recognized as revenue over the estimated lifespan of the premium features purchased or as the premium features purchased with the game points are consumed. In-game premium features include virtual services and consumable virtual items and permanent virtual items. In terms of virtual services and consumable virtual items, revenue is recognized either ratably or upon consumption depending on whether services and items are recognized as time-based or usage-based. In terms of permanent virtual items, revenue is recognized over the estimated lifespan which is determined on the basis of historical player usage patterns and playing behaviors. When the estimated lifespan of certain permanent virtual items is unable to be reliably determined on the basis of historical paying player patters or behaviors, the related revenues would be recognized over the estimated game lifespan. Future usage patterns may differ from the historical usage patterns on which the Company’s revenue recognition policy is based. The Company is committed to continually monitoring its actual operational statistics and usage patterns of its online games and to comparing these actual statistics with its original estimates and to refining these estimates and assumptions when they are materially differ from the actual statistics.

The Group sells prepaid game cards at a discount to its distributors. The Group accounts for such discounts in accordance with ASC subtopic 605-15 (“ASC 605-15”), Revenue: Product. Such discounts are initially accounted for as a reduction of Advances from distributors. As a result, deferred revenue will only include the value of activated discounted and undiscounted prepaid cards and game points, which are subsequently recognized as revenue on a weighted average basis when the Group provides future services in the form of premium features.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010, 2011 and 2012

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

15)	Revenue recognition (Cont’d)

Licensing revenue

The Group also receives royalty income from a third party incorporated in Taiwan, which was a related party prior to June 2009, in exchange for licensing ZT Online and providing related technical support. The license allows the operation of the games in Hong Kong, Taiwan, Macau, Singapore and Malaysia. The royalty fees are determined based on an agreed percentage of game points consumed by the players with accounts registered with the third party, net of applicable withholding taxes, which becomes fixed or determinable at the time actual usage occurs. The related royalty income is recognized on a monthly basis, as the third party confirms its sales activity for the period. As a result of the foreign currency restrictions over the remittance of funds from Taiwan to the PRC to repay outstanding payables to the Group, beginning on October 1, 2008, such royalty income is recorded at the estimated fair value of the personnel services paid by the third party paid on behalf of the Group in accordance with the provisions of ASC subtopic 845-10 (“ASC 845-10), Nonmonetary Transactions: Overall.

The Group also licenses ZT Online, Giant Online and Golden land to overseas third parties in Vietnam, Russia, Brazil, Turkey, Thailand, United States and South Korea before 2012. In 2012, the Group also licensed ZT Online II to overseas third parties in Vietnam, Taiwan, Hong Kong, and Macao. The royalty income is determined based on an agreed upon percentage of game points consumed by the players with accounts registered with the game vendors, net of applicable withholding taxes, which becomes fixed or determinable at the time actual usage occurs. The related royalty income is recognized on a monthly basis, as the game vendors confirm their sales activities for the period.

The Group’s VIE is subject to a 5% business tax and related surcharges on the revenues earned from the sale of game points by Giant Network are deducted from online game revenues. The Group’s PRC subsidiary, Zhengtu Information, is also subject to overseas withholding taxes and related surcharges on its royalty income earned and are deducted from overseas licensing income. Such business tax and related surcharges for the years ended 2010, 2011 and 2012 are RMB85,019,261, RMB111,185,658 and RMB125,496,870 (US$20,143,637), respectively.

The Group does not defer any costs associated with the sale of its prepaid cards or game points.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010, 2011 and 2012

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

16)	Cost of services

Cost of services consists primarily of payroll, depreciation and amortization, maintenance and rental of computer equipment, production costs for prepaid game cards, and other overhead expenses directly attributable to the provision of the Company’s online game services.

Cost of services also includes a 6% VAT (5% business tax for years ended December 31, 2010 and 2011), 3% (net) VAT and related surcharges on technical and consulting fees and royalty fees charged by the Group’s PRC subsidiaries, Zhengtu Information, Jujia Network, Juhuo Network, Snow Wolf Software and Zhengju Information to the Group’s VIE, Giant Network. Such business tax, VAT and related surcharges for the years ended December 31, 2010, 2011 and 2012 are RMB37,192,656, RMB72,804,988 and RMB83,559,952 (US$13,412,297), respectively.

17)	Advertising expenses

Advertising costs are expensed when incurred as sales and marketing expenses and amounted to approximately RMB65,297,000, RMB105,308,000 and RMB93,425,000 (US$14,996,000) for the years ended December 31, 2010, 2011 and 2012, respectively.

18)	Research and product development expenses

Costs incurred for the development of online game products prior to the establishment of technological feasibility and costs incurred for maintenance after the online game products are available for marketing are expensed when incurred and are included in research and product development expenses.

19)	Comprehensive Income

Comprehensive income is defined as the change in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Comprehensive income is reported in the consolidated statements of operations and comprehensive income and consolidated statements of changes in shareholders’ equity. Accumulated other comprehensive loss of the Company consists of the foreign currency translation adjustments and unrealized holding gains and losses of available-for-sale securities (net of any reclassification adjustments) and their corresponding deferred tax impact, if any.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010, 2011 and 2012

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

20)	Share-based compensation

The Group’s employees participate in the Company’s 2006 and 2007 stock incentive plan including share options and restricted shares, which is more fully described in Note 19. In 2010, the Group granted restricted shares to employees. The Group accounts for its share-based payments pursuant to ASC subtopic 718-10 (“ASC 718-10”), Compensation — Stock Compensation: Overall. According to ASC 718-10, all grants of share options to employees are recognized in the consolidated financial statements based on their grant date fair values. The Company’s share options and restricted shares are subject to graded vesting provisions. Fair value of share options is determined with the assistance of an independent third party valuation firm, using a binomial option pricing model derived by management. Fair value of restricted shares is determined by the fair market value at the grant day. The Group has elected to recognize compensation expense using the accelerated method for all share options and restricted shares with service conditions that have a graded vesting schedule.

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

The Group records share-based compensation expense for awards granted to non-employees in exchange for services at fair value in accordance with the provisions of ASC subtopic 505-50 (“ASC 505-50”), Equity: Equity based Payment to Non-employees. For the awards granted to non-employees, the Group records compensation expense equal to the fair value of the share options at the service performance date. The fair value of the unvested share options is recalculated at each reporting date as the service agreements signed with the non-employees do not include significant disincentive for non-performance. There were no share options issued to non-employees during the years ended December 31, 2010, 2011, and 2012, respectively.

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

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010, 2011 and 2012

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

21)	Leases

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

The Group follows the liability method in accounting for income taxes in accordance to ASC subtopic 740-10 (“ASC 740-10”), Income Taxes: Overall. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the year in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized.

23)	Accounting for uncertain income tax positions

The Company applies the provisions of ASC 740-10 to account for uncertainties in income taxes. ASC 740-10 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group has elected to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of operations and comprehensive income.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010, 2011 and 2012

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

24)	Earnings per share

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

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010, 2011 and 2012

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

26)	Share Repurchase Program (Cont’d)

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

In September 2012, the Board of Directors approved a twelve-month extension for its previous share repurchase plan (“Share Repurchase Plan 4”) dated September, 2011 which is set to expire at the end of September 2012. Upon such extension, the Company will continue to be authorized to repurchase up to the remaining balance of the US$50 million ADSs over the next twelve months. As of December 31, 2012, the Company has repurchased 1,744,909 ADSs under this plan for total consideration of US$7.2 million.

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

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010, 2011 and 2012

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

28)	Concentration of risk

Credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, amounts due from related parties and R&D entity partners. As of December 31, 2011 and 2012, substantially all of the Group’s cash and cash equivalents and short-term fixed rate time deposits were held by Chinese major financial institutions located in the PRC and Hong Kong. Historically, deposits in Chinese banks are secured due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that has come into effect on June 1, 2007, which contains a separate article expressly stating that the State Council promulgates implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law when necessary. Under the new Bankruptcy Law, a Chinese bank can go into bankruptcy. In addition, since China’s concession to the World Trade Organization, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those Chinese banks in which the Group has deposits has increased. In the event of bankruptcy of one of the banks which holds the Group’s deposits, it is unlikely to claim its deposits back in full since it is unlikely to be classified as a secured creditor based on PRC laws. Since the global financial crisis began during the third quarter of 2008, the risk of bankruptcy of those banks in which the Group has deposits or investments has increased significantly. In the event of bankruptcy of one of these financial institutions, it may be unlikely to claim its deposits or investments back in full. The Group continues to monitor the financial strength of these financial institutions.

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

For the years ended December 31, 2010, 2011 and 2012

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

28)	Concentration of risk (Cont’d)

Credit risk (Cont’d)

The Company’s available-for-sale security, 51.com is reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive (loss) in shareholders’ equity (Note 12). The held-to-maturity security in CR Trust is secured and bears an overall variable total yield ranging from 14% and 19.5% per year (including a fixed yield of 3%) with a maturity term of five years and an option for the holders to redeem after the end of three years from the date of establishment. The held-to-maturity investment security comprises of a time deposit in Bank of Communications which bears a fixed yield of 4.4% with a maturity term of two years. The two short-term held-to-maturity investment securities in Huaneng Guicheng Trust (“Huaneng Trust”) are secured, bear fixed yields of 8.3% and 8.5% per annum, respectively, and have fixed maturity dates. The principal amounts of Huaneng Trust are wholly guaranteed by reputable companies listed in the Hong Kong Stock Exchange and one other reputable real estate company. Any negative events or deterioration in financial well-being with respect to the counterparties of the above investments and the underlying collateral may cause material losses to the Group and have a material effect on the Group’s financial condition and results of operations.

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

More than 90% of the Group’s revenues for the year ended December 31, 2010, 2011 and 2012 were primarily derived from a single online game series. No individual distributor or end-user customer accounted for more than 10% of advances from distributors or net revenues, respectively, for the years ended December 31, 2010, 2011 and 2012.

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

For the years ended December 31, 2010, 2011 and 2012

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

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. On June 19, 2010, the People’s Bank of China announced the end of the RMB’s de facto peg to U.S. dollar, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB’s exchange rate flexibility. The exchange rate floating bands will remain the same as previously announced in the inter-bank foreign exchange market. The depreciation of the U.S. dollar against RMB was approximately 3%, 4.6% and 1.0% in 2010, 2011 and 2012, respectively. Any significant revaluation of RMB may materially and adversely affect the Company’s cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, the ADS in U.S. dollars. As a result, the appreciation of RMB against the U.S. dollar has resulted in foreign currency translation losses when translating the net assets of the Company from the U.S. dollar into RMB.

29)	Dividends

Dividends of the Company are recognized when declared. Relevant laws and regulations permit payments of dividends by the PRC subsidiaries and affiliated companies only out of their retained earnings, if any, as determined in accordance with respective accounting standards and regulations.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010, 2011 and 2012

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

30)	Recent accounting pronouncements

In February 2013, the FASB issued Accounting Standards Update 2013-02 (ASU 2013-02), “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”. ASU 2013-02 requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, 2013-02 requires an entity to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, 2013-02 requires an entity to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. The updated guidance is effective on a prospective basis for financial statements issued for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2012. The provisions of ASU 2013-02 are not expected to have a material impact on the presentation of the Company’s consolidated financial statements.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010, 2011 and 2012

3.	ACQUISITION OF A SUBSIDIARY

On October 17, 2012, the Group reacquired 51% equity interest of Beijing Giant Zhengtu Network Technology Co., Ltd. (“Beijing Giant Zhengtu”) (named Beijing Huayi Giant Information Technology Co., Ltd. in 2011) from Huayi Brothers Media Corporation (“Huayi”), which was previously sold to Huayi in December 2010 for a consideration of RMB57,250,000 (the “reacquisition”). Prior to the reacquisition, the Group owned 34% equity interest of Beijing Giant Zhengtu and accounted it as an equity investee. After the reacquisition, the Group had a total of 85% equity interest of Beijing Giant Zhengtu and Beijing Giant Zhengtu became a consolidated subsidiary of the Group. The Group reacquired Beijing Giant Zhengtu principally for the knowledge and expertise of their R&D employees as well as potential value associated with the developed game. The reacquisition met the definition of a business acquisition in accordance with ASC subtopic 805-10.

The acquisition date fair value of the consideration pursuant to the application of the acquisition method was as follows:

	RMB	US$
Cash	57,250,000	9,189,259
34% previously owned equity interests	31,572,322	5,067,707
15% non controlling interest	13,928,966	2,235,753

	102,751,288	16,492,719

The acquisition date fair value of the previously owned equity interest of 34% is included in the measurement of the consideration transferred and a loss of RMB303,581 (US$48,728) was recognized as a result of re-measuring upon reacquisition which was included in “Other income, net” in the consolidated statements of operations and comprehensive income. The fair value of the previously owned equity interests and non controlling interest was determined based on an independent valuation using an income approach. As Beijing Giant Zhengtu is a private entity, the fair value measurement is based on significant inputs that are not observable in the market and thus represent a Level 3 measurement as defined in ASC 820. The fair value estimates are based on (i) a discount rate of 13.7%, (ii) long-term sustainable growth rate of 3%, (iii) financial multiples of companies in the same industry as Beijing Giant Zhengtu and (iv) adjustment because of the lack of marketability that market participants would consider when estimating the fair value of Beijing Giant Zhengtu.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as at the date of acquisition:

	RMB	US$
Current assets	10,553,021	1,693,877
Property and equipment, net	16,390	2,631
Online game software	15,833,333	2,541,425

Total identifiable assets acquired	26,402,744	4,237,933

Accounts and other payables	77,581	12,453
Accrued liabilities	687,916	110,418

Total liabilities assumed	765,497	122,871

Net identifiable assets acquired	25,637,247	4,115,062
Goodwill	77,114,041	12,377,657

Net assets acquired	102,751,288	16,492,719

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010, 2011 and 2012

3.	ACQUISITION OF A SUBSIDIARY (CONT’D)

The fair value of the online game software was determined based on an independent valuation using an income approach, which involves applying an appropriate discount rate to estimated cash flow that will be derived from the online game in the future. The online game software is subject to a useful life of 5 years and amortization expense recorded for the year ended December 31, 2012 since acquisition was RMB834,167 (US$133,893). The goodwill recognized is attributable to expected synergies and knowledge and expertise from the workforce of Beijing Giant Zhengtu. None of the goodwill is expected to be deductible for income tax purposes.

Consolidated revenue and net income of Beijing Giant Zhengtu that was recorded during the period from October 17, 2012 through December 31, 2012 was RMB816,474 (US$131,053) and RMB1,659,266 (US$266,331), respectively. Pro forma results of operation for this acquisition have not been presented because the effects of the acquisition were not material to the Group’s consolidated financial results.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010, 2011 and 2012

4.	SHORT-TERM INVESTMENTS

Short-term investments consisted of the following as of December 31, 2011 and December 31, 2012:

	December 31, 2012
	Carrying Value	Unrealized Gains/(Losses)	Estimated Fair Value	Estimated Fair Value
	(RMB)	(RMB)	(RMB)	(US$)

Held-to-maturity securities
- Fixed rate time deposits	139,314,900	—	139,314,900	22,361,584
- Investment contract
- Huaneng Trust (2), (3)	600,000,000	—	600,000,000	96,306,640

Total short-term investments	739,314,900	—	739,314,900	118,668,224

	December 31, 2011
	Carrying Value	Unrealized Gains/(Losses)	Estimated Fair Value
	(RMB)	(RMB)	(RMB)

Held-to-maturity securities
- Fixed rate time deposits	319,774,660	—	319,774,660
- Investment contract
- China Railway Trust (1)	600,000,000	—	600,000,000

Total short-term investments	919,774,660	—	919,774,660

(1)	During November 2011, the Company made an investment in China Railway Trust, an affiliate of state owned China Railway Group Limited, of RMB600,000,000, which was used to fund a short-term loan provided from the China Railway Trust to Zhonghang Wanke Co., Ltd. (“Zhonghang Wanke”), a large scale commercial and residential real estate development company with operations throughout the PRC, with an annual interest rate of 13% and a maturity term of one year. This short-term investment is in a real estate project of Zhonghang Wanke, which excluding management fees charged by the China Railway Trust, is expected to yield a net return to the Company of 9.1%. The principal and interest of the investment loan are collateralized by a certain land use right and any associated construction-in-progress. The Company has accounted for this investment loan as a short-term held-to-maturity investment in accordance with ASC 320-10 at its amortized cost. There was no impairment indicators associated with this held-to-maturity investment at December 31, 2011. Proceeds with respect to this investment were received by the Company on the maturity date of November 21, 2012.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010, 2011 and 2012

4.	SHORT-TERM INVESTMENTS (CONT’D)

(2)	During April 2012, the Company made an investment in Huaneng Guicheng Trust (“Huaneng Trust”), of RMB300,000,000 (US$48,153,320), which was used to fund Ningbo Poly Real Estate Co., Ltd. (“Ningbo Poly”), a real estate development company with operations throughout the PRC, with a maturity term of one year. This short-term investment is in a real estate project of Ningbo Poly, which excluding management fees charged by the Trust, is expected to yield a net return to the Company of 8.5%. The principal and interest of the investment loan are guaranteed by Poly HK Co. Ltd., a listed company in Hong Kong Stock Exchange and Poly Real Estate Group Limited, a subsidiary of Poly HK Co., Ltd. The Company has accounted for this investment loan as a short-term held-to-maturity investment in accordance with ASC 320-10 at its amortized cost. There was no impairment indicators associated with this held-to-maturity investment at December 31, 2012.
(3)	During June 2012, the Company made another investment in Huaneng Trust, of RMB300,000,000 (US$48,153,320), which was used to fund a short-term loan provided from the Huaneng Trust to China Enterprise, a large scale commercial and residential real estate development company with operations throughout the PRC, with a maturity term of one year. This short-term investment is in a real estate project of China Enterprise, which excluding management fees charged by the Trust, is expected to yield a net return to the Company of 8.3%. The principal and interest of the investment loan are guaranteed by another major regional real estate company in Shanghai. The Company has accounted for this investment loan as a short-term held-to-maturity investment in accordance with ASC 320-10 at its amortized cost. There was no impairment indicators associated with this held-to-maturity investment at December 31, 2012.

The Company recorded interest income related to its short-term investments amounting to RMB86,194,786 (US$13,835,217) for the year ended December 31, 2012 (2011: RMB102,202,930, 2010: RMB136,097,898) in the consolidated statements of operations and comprehensive income.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010, 2011 and 2012

5.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	December 31,
	2011	2012
	(RMB)	(RMB)	(US$)

Prepaid expenses (1)	10,658,844	8,967,145	1,439,326
Staff advances (2)	5,012,447	5,072,831	814,246
Advances to suppliers	4,046,085	2,576,970	413,632
Rental deposits	1,985,049	658,661	105,722
Tax receivable	2,333,537	1,313,401	210,815
VAT refundable (3)	24,802,871	115,015,077	18,461,193
Interest receivable	6,721,682	5,263,501	844,850
Proceeds receivable on deconsolidation of a subsidiary (4)	28,625,000	—	—
Advances to shareholder of Beijing Giant Zhengtu	7,500,000	3,750,000	601,917
Stock options exercise receivables (5)	156,080	42,971,091	6,897,336
Receivable from sales of land use right (6)	—	34,040,054	5,463,805
Prepaid game distribution license fee (7)	14,392,878	—	—
Others	5,717,355	16,817,306	2,699,364

Total	111,951,828	236,446,037	37,952,206

(1)	Prepaid expenses mainly relate to prepayments for insurance and Internet Data Center (“IDC”) services or space rental and facilities.
(2)	Staff advances mainly relate to cash advances given to certain employees for use during business operations.
(3)	VAT refundable related to 14% VAT refund to the software companies such as Zhengtu Information, Zhengju Information, Jujia Network, Juhuo Network and Snow Wolf Software as a tax incentive. Such tax incentive will typically be received within one year from declaration to the tax bureau.
(4)	The Group had a receivable due from the shareholder of Beijing Giant Zhengtu amounting to RMB 28,625,000 due to the disposition of Beijing Giant Zhengtu in 2010, which was paid in full in April 2012.
(5)

Starting from 2008, the Company used a 3rd party broker to facilitate the cashless exercise of share options by employees, which the balance as at December 31, 2012, represents the fact that a large number of option exercises occurred late in the fourth quarter.

(6)	In May 2012, the Zhuhai Land and Resources Bureau (the “Zhuhai Bureau”) decided to retrieve a parcel of land the Company purchased from it back in 2009 with consideration almost equaling to the original purchase price of RMB85,100,136 (US$13,659,514). The Company received RMB51,060,082 (US$8,195,708) from the Zhuhai Bureau as at December 31, 2012 and the remaining balance of RMB34,040,054 (US$5,463,805) is expected to be received within one year according to the repayment schedule.
(7)	During January 2010, and February 2010, respectively, the Group entered into third party online game license agreements, to which the Group was required to make certain upfront payments totaling RMB14,392,878, which was recorded as a prepaid game distribution license fee as of December 31, 2011. During the year ended December 31, 2012, this amount was reclassified to other assets upon the commercial launch of the respective games and will be amortized over three years.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010, 2011 and 2012

6.	PROPERTY AND EQUIPMENT

Property and equipment and their related accumulated depreciation as of December 31, 2011 and 2012 are as follows:

	December 31,
	2011	2012
	(RMB)	(RMB)	(US$)

Computer equipment	320,195,440	327,736,364	52,605,314
Leasehold improvements	2,159,574	1,603,574	257,391
Furniture and fixtures	21,534,695	23,188,141	3,721,953
Motor vehicles	4,669,096	4,669,096	749,442
Property	211,497,878	213,510,969	34,270,873

	560,056,683	570,708,144	91,604,973
Less: Accumulated depreciation	(210,388,776)	(230,465,770)	(36,992,306)

Property and equipment, net	349,667,907	340,242,374	54,612,667

Depreciation expense for the years ended December 31, 2010, 2011 and 2012, were RMB54,444,577, RMB60,877,662 and RMB60,669,884 (US$9,738,188) respectively.

7.	INTANGIBLE ASSETS

Intangible assets and their related accumulated amortization as of the respective balance sheet dates are as follows:

	As of December 31, 2012
	Gross Carrying Value	Accumulated Amortization	Impairment	Deconsolidation of a subsidiary	Net Carrying Value	Net Carrying Value
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)

Online game product development costs	41,449,773	(24,112,434)	(11,967,703)	—	5,369,636	861,886
Purchased software	65,675,037	(53,343,770)	—	—	12,331,267	1,979,305
Acquired software from acquisition of subsidiaries	26,622,092	(10,424,788)	(1,098,354)	—	15,098,950	2,423,548

Intangible assets, net	133,746,902	(87,880,992)	(13,066,057)	—	32,799,853	5,264,739

	As of December 31, 2011
	Gross Carrying Value	Accumulated Amortization	Impairment	Deconsolidation of a subsidiary	Net Carrying Value
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)

Online game product development costs	34,001,748	(19,184,411)	—	—	14,817,337
Purchased software	55,720,779	(45,454,037)	—	—	10,266,742
Acquired software from acquisition of subsidiaries	1,624,891	(260,254)	—	—	1,364,637

Intangible assets, net	91,347,418	(64,898,702)	—	—	26,448,716

Amortization expenses for the years ended December 31, 2010, 2011 and 2012 were RMB29,918,850, RMB17,868,863 and RMB13,901,987 (US$2,231,423) respectively.

During the year ended December 31, 2012, the Group recorded an impairment charge of approximately RMB13,066,057 (US$2,097,247), relating to the abandonment of certain prelaunch projects and one previously launched game that was underperforming. This amount was recorded within “Research and product development expense”. There were no indicators of impairment noted related to the other intangible assets during the year ended December 31, 2011.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010, 2011 and 2012

7.	INTANGIBLE ASSETS (CONT’D)

The estimated annual amortization expense for each of the five succeeding fiscal years is as follows:

	Amortization
	(RMB)	(US$)
For the years ending December 31,
2013	15,515,722	2,490,445
2014	10,606,266	1,702,423
2015	6,329,116	1,015,893
2016	250,478	40,204
2017	93,350	14,984

8.	GOODWILL

Goodwill is comprised of the following:

	2011	2012
	(RMB)	(RMB)	(US$)

Goodwill from the acquisition of Snow Wolf Software	6,224,587	6,224,587	999,115
Goodwill from the acquisition of Julun Network	15,977,373	15,977,373	2,564,545
Goodwill from the acquisition of Beijing Giant Zhengtu (Note 3)	—	77,114,041	12,377,657

Balance as of December 31	22,201,960	99,316,001	15,941,317

As of December 31, 2011 and 2012, the Company assessed the potential impairment on its acquisition goodwill and no impairment losses resulted in any of the periods presented.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010, 2011 and 2012

9.	INVESTMENT IN EQUITY INVESTEES

	Equity Interest Owned by the Company
Name of the Equity Investees	At December 31, 2011	At December 31, 2012

Shanghai Tonghua Network Technology Co., Ltd. (“ Tonghua”)	30.00%	30.00%
Beijing Giant Zhengtu	34.00%	N/A
Juxi Network	41.98%	41.98%
Juxian Network	40.80%	40.80%
Yunfeng E-commerce A Fund, L.P. and Yunfeng E-Commerce B Fund, L.P. (Collectively known as the “Yunfeng Fund”)	10.42%	10.42%
Shanghai Tianju Network Technology Co., Ltd. (“Tianju Network”)	N/A	25.67%

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010, 2011 and 2012

9.	INVESTMENT IN EQUITY INVESTEES (CONT’D)

	At December 31, 2011			Increased (decreased) during the year ended December 31, 2012				At December 31, 2012
	Cost of Investments	Share of equity income	Investment in equity investees	Cost of investments	Share of equity income	Exchange Loss	Impairment of investments	Cost of investments	Share of equity income	Exchange Loss	Impairment of investments	Investment in equity investees	Investment in equity investees
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
Tonghua	3,000,000	(1,731,257)	1,268,743	—	(1,268,743)	—	—	3,000,000	(3,000,000)		—	—	—
Beijing Giant Zhengtu (Note 3)	32,769,269	538,265	33,307,534	(32,769,269)	(538,265)	—	—	—	—	—	—	—	—
Juxi Network	6,128,039	(163,888)	5,964,151	—	(2,752,747)	—	(3,211,404)	6,128,039	(2,916,635)	—	(3,211,404)	—	—
Juxian Network	1,319,023	(1,191,127)	127,896	—	(127,896)	—	—	1,319,023	(1,319,023)	—	—	—	—
Yunfeng Fund (1)	317,050,000	(6,318,100)	310,731,900	—	69,135,783	(2,772,085)	—	317,050,000	62,817,683	(2,772,085)	—	377,095,598	60,528,017
Tianju Network	—	—	—	950,000	(289,613)	—	—	950,000	(289,613)	—	—	660,387	105,999
Total	360,266,331	(8,866,107)	351,400,224	(31,819,269)	64,158,519	(2,772,085)	(3,211,404)	328,447,062	55,292,412	(2,772,085)	(3,211,404)	377,755,985	60,634,016

(1)	In September 2011, the Company invested an aggregate amount of RMB317,050,000 as a limited partner in Yunfeng Fund, for the purpose of purchasing shares of Alibaba Group Holdings Limited (the “Alibaba Group”), China’s leading e-commerce company. Yunfeng Fund has purchased ordinary shares of the Alibaba Group at a price per share of US$13.50. The term of the Yunfeng Fund is 10 years, which may be extended for additional successive one-year periods up to a maximum of two years, and may be further extended upon the written election or vote of a majority in interest of the limited partners.

Given that the Company holds more than three percent interest in Yunfeng Fund and the significance of this investment, the investment is accounted for under the equity method as prescribed in ASC323-10. As of and for the year ended December 31, 2012, the total assets, liabilities, operating loss and unrealized appreciation of Yunfeng fund were RMB3,592,458,277 (US$576,629,312), RMB5,686,069 (US$912,677), nil and RMB658,625,008 (US$105,716,603), respectively.

As at December 31, 2012, the Company recognized an impairment loss of RMB3,211,404 (US$515,466) for Juxi Network as the decline in its value was determined to be other-than-temporary which was recorded in “Investment income/(loss)” in the consolidate statements of operations and comprehensive income. There were no impairment indicators present associated with the investment in these equity investees as at December 31, 2011.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010, 2011 and 2012

10.	LONG-TERM INVESTMENT

	December 31,
	2011	2012
	(RMB)	(RMB)	(US$)

Yangxun Computer Technology (Shanghai) Co., Ltd. (Note 12)	—	27,331,600	4,387,024
Beijing Innovation Works Development Fund	9,000,000	18,000,000	2,889,200
Beijing Dijiang Network Technology Co., Ltd.	—	3,000,000	481,533
Shanghai Ruichuang Network Technology Co., Ltd. (1)	20,495,239	—	—

Total	29,495,239	48,331,600	7,757,757

(1)	On November 18, 2010, the Company purchased 3% of Shanghai Ruichuang Network Technology Co., Ltd’s (“Shanghai Ruichuang”) ordinary shares for a total consideration of RMB20,495,239, which was accounted for as a cost method investment as prescribed by ASC 323-10. There was no impairment indicators present associated with this investment as at December 31, 2011. This investment was subsequently sold back to Shanghai Ruichuang in February 2012 with proceeds of RMB20,805,359 (US$3,339,490) and a gain of RMB310,120 (US$49,778) was recognized and recorded in “Investment income” in the consolidated statements of operations and comprehensive income

11.	OTHER ASSETS

The other assets as of December 31, 2011 and 2012 are as follows:

	December 31,
	2011	2012
	(RMB)	(RMB)	(US$)

Land use right (Note 5 (6))	85,239,597	—	—
Long-term prepaid game distribution license fee (Note 2 (14))	—	22,966,910	3,686,443
Others	—	4,876,667	782,759
Accumulated amortization	(4,057,405)	(2,302,242)	(369,535)

Other asset, net	81,182,192	25,541,335	4,099,667

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010, 2011 and 2012

12.	AVAILABLE-FOR-SALE SECURITIES

(i)	Series C Preferred Shares in 51.com

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

The Company recorded its investment in the Series C Preferred Shares as an available-for-sale security. Subsequent to initial recognition, the available-for-sale security is measured at fair value with changes in fair value recognized in accumulated other comprehensive loss included in shareholders’ equity. As of December 31, 2011, the Company recorded the investment in 51.com at a fair value of RMB335,946,356, with RMB20,890,689 decrease in fair value of the investment debited, to other comprehensive loss. As at December 31, 2011, the Company has accumulated unrealized holding gains of approximately RMB18,672,000 recorded within accumulated other comprehensive income related to its investment in 51.com.

As of December 31, 2012, the fair value of 51.com was RMB78,740,916 (US$12,638,788) and such decline in the fair value was due to 51.com’s significantly lower than expected core business revenues and operating cash flows resulted from events that occurred during fourth quarter in 2012, such as the delay in its core R&D activities and campaign of newly launched games. The significance of these fourth quarter events had a material adverse and prolonged effect on key fiscal 2013 sales and other operating assumptions within the long-range operating forecast used to estimate the fair value of 51.com, such that the immediate effects on the estimated fair value was material, and deemed to be other-than-temporary. Given that the Company determined the decline in the fair value of 51.com to be other-than-temporary as the Company did not expect full recovery of its cost based on 51.com’s estimated projected cash flows. Therefore, the Company recognized an impairment loss of RMB240,725,709 (US$38,639,140) as at December 31, 2012 which comprised the difference between the investment cost and its estimated current fair value (net of foreign currency translation adjustment) and was recorded in “Investment income/(loss)” in the Company’s consolidated statement of operations and other comprehensive income. As at December 31, 2011 and 2012, the accumulated unrealized holding gains recorded within accumulated other comprehensive income related to the investment in 51.com was RMB18,672,000 and nil. No such impairment loss was recorded during the year ended December 31, 2011.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010, 2011 and 2012

12.	AVAILABLE-FOR-SALE SECURITIES (CONT’D)

(ii)	Series A Preferred Shares in MET

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

The Company recorded the investment in the Series A Preferred Shares as an available-for-sale security. Subsequent to initial recognition, the available-for-sale security is measured at fair value with changes in fair value recognized in accumulated other comprehensive loss included in shareholders’ equity. As of December 31, 2011, the Company recorded the investment in MET at a fair value of RMB50,904,762, with an appreciation of RMB4,893,132 in fair value of the investment debited to other comprehensive loss for the years ended December 31, 2011. As at December 31, 2011, the Company has accumulated unrealized holding gains of approximately RMB20,693,000 recorded within accumulated other comprehensive income related to its investment in MET.

In May 2012, MET reorganized its enterprise structure with Yangxun Computer Technology (Shanghai) Co., Ltd.. The reorganization was essentially a common control transaction which effectively removed the variable interest entity structure to which the Company agreed to redeem its Series A Preferred Shares of MET at their original issuance price of US$1,000,000, to effect the reorganization. This event did not affect the Company’s previously owned common shares in Yangxun, however the investment in common shares alone did not qualify as an available-for-sale security. As such, the Company reversed the accumulated unrealized holding gains recorded in accumulated other comprehensive income of RMB18,054,900 (US$2,898,011). Concurrent with this common control transaction, the Company recharacterized the investment in MET from available-for-sale securities to a cost-method investment as prescribed by ASC 325-20 as the Company evaluated and determined that it did not have the ability to exercise significant influence over Yangxun’s operating and financial policies. As at December 31, 2012, the investment in MET was recorded at cost of RMB27,331,600 (US$4,387,024) (Note 10).

Because there was no substantial change to MET before and after its reorganization and the voting and dividends rights held by the Company also remained unchanged before and after the conversion, the transaction was regarded as that lacking commercial substance and no gain or loss was recognized.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010, 2011 and 2012

13.	HELD-TO-MATURITY SECURITIES

During the second quarter of 2011, the Company invested RMB100,000,000 in CR Trust with an overall variable total yield ranging from 14% to 19.5% per year (including a fixed yield of 3% per year). The term of the CR Trust is five years with an option for the beneficiaries to redeem after the end of three years from the date of establishment. Such option is not exercisable by the beneficiaries when the trust has previously distributed principal amounts of more than 60% of the total initial trust fund at establishment. The investment is guaranteed by China Yin Tai Holding Co., Ltd.. Management has accounted for this investment as a held-to-maturity security in accordance with ASC 320-10 at amortized cost. The estimated fair value of the investment as at December 31, 2011, approximates its carrying value as there were no impairment indicators present, events or changes in circumstances having occurred or are expected to occur, since the inception of the Company’s investment in CR Trust, that would have an adverse effect on the underlying value of the investment.

In May, 2012, the Company received RMB10,000,000 (US$1,605,111) repayment of the capital and continued to hold the remaining RMB90,000,000 (US$14,445,996) in CR Trust as a held-to-maturity security. The estimated fair value of the investment as at December 31, 2012, ranges from RMB118,000,000 (US$18,940,306) to RMB134,000,000 (US$21,508,483), which was determined based on an independent valuation using an income approach.

In February 2012, the Company invested RMB100,000,000 (US$16,051,107) in Bank of Communications (Zhuhai) Branch for a two-year time deposit with fixed annual interest rate of 4.4%. The interest will be paid to the Company along with the principal amount at the maturity date of the investment in February 2014. The estimated fair value of the investment as at December 31, 2012, approximates its carrying value as there were no impairment indicators present, events or changes in circumstances having occurred or are expected to occur, since the inception of the Company’s investment in the time deposit, that would have an adverse effect on the underlying value of the investment.

The Company recorded interest income related to above investments amounting to RMB1,972,603 and RMB6,593,015 (US$1,058,252) for the year ended December 31, 2011 and 2012, respectively, in the consolidated statements of operations and comprehensive income.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010, 2011 and 2012

14.	PAYABLES AND ACCRUED EXPENSES

Payables and accrued expenses consist of the following:

	December 31,
	2011	2012
	(RMB)	(RMB)	(US$)

Payroll and welfare payables	54,073,187	67,327,973	10,806,885
Business tax, related surcharges and other taxes	43,899,929	64,905,302	10,418,019
Other payables
- Property and equipment and intangible assets	7,653,313	4,960,542	796,222
- stock option (1)	11,753,633	25,320,305	4,064,189
Accrued expenses	51,905,425	45,013,072	7,225,096
Payable for reacquisition of Beijing Giant Zhengtu (Note 3)	—	28,625,000	4,594,629
Others	2,325,398	2,441,891	391,951

Total	171,610,885	238,594,085	38,296,991

(1)	Starting from 2008, the Company used a broker to facilitate the cashless exercise of share options by employees which results in the Group receiving stock options proceeds from the broker and a related pass through proceeds amount due to employees, which is recorded within other payables.

15.	NON CONTROLLING INTERESTS

A reconciliation of the carrying amounts of subsidiaries consolidated by the Group and the non controlling interests is as follows:

	December 31, 2011		December 31, 2012
	Group	Non controlling Interests	Group	Non controlling Interests
	(RMB)	(RMB)	(RMB)	(RMB)

Beginning balance	12,460,938	14,782,829	35,532,323	25,785,038
Equity	11,910,070	836,998	47,893,184	20,706,816
Acquisition of 51% equity interest of Beijing Giant Zhengtu (Note 3)	—	—	88,822,322	13,928,966
Deconsolidation of Juxi Network	(1,134,893)	(1,091,241)	—	—
Deconsolidation of Juxian Network	(1,319,023)	(1,067,296)	—	—
Acquisition of 25.96% equity interest of Haoji Network	—	—	(230,775)	(35,549)
Deconsolidation of Juyan Network	(1,927,203)	(1,855,246)	—	—
Dividend declared by Jujia Network	(12,750,000)	(12,250,000)	(96,900,000)	(93,100,000)
Net income attributable to non controlling interests	28,292,434	26,428,994	82,860,279	78,234,120

Ending balance	35,532,323	25,785,038	157,977,333	45,519,391

Ending balance (US$)			25,357,110	7,306,366

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010, 2011 and 2012

16.	GOVERNMENT FINANCIAL INCENTIVES

The financial incentives are granted by the municipal government to reward the Group for prompt tax payments and qualification as a high technology project. Such financial incentives are recorded within operating expenses as they are calculated with reference to business tax, value-added tax, and enterprise income tax, if any, paid or withheld by the Company’s PRC subsidiaries or VIE at a predetermined percentage. The central government or municipal government could decide at any time to immediately eliminate or reduce these financial incentives. There is no guarantee that the Group will continue to receive these government financial incentives in the future. There are no conditions or performance obligations attached to these government financial incentives and once received, are not refundable. As a result, government financial incentives are recognized as income when received.

17.	INCOME TAX EXPENSES

Cayman Islands and British Virgin Island

Under the current laws of Cayman Islands and British Virgin Island, the Group is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Group to its shareholders, no Cayman Islands and British Virgin withholding tax will be imposed.

Hong Kong

Giant HK, the Company’s wholly owned subsidiary incorporated in Hong Kong, is subject to Hong Kong corporate income tax at a rate of 16.5% on the estimated assessable profits arising in Hong Kong.

China

The Group’s subsidiaries, and the VIE and its consolidated entities that are each incorporated in the PRC are subject to Corporate Income Tax (“CIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the PRC Income Tax Laws, respectively. Pursuant to the PRC Income Tax Laws, the Group’s PRC subsidiaries, the VIE and its consolidated entities are subject to a CIT statutory rate of 25%.

During 2008, Zhengtu Information received approval as a High and New Technology Enterprise (“HNTE”) which allows it to utilize a reduced income tax rate of 15% from 2008 to 2010. The HNTE status is subject to annual qualification and tri-annual renewal. Zhengtu Information applied for the renewal of HNTE in 2011 and was subsequently approved in April, 2012 which allows it continue to enjoy the HNTE preferential tax rate of 15% from 2011 to 2013, subject to meeting all criteria in its annual compliance self-assessment.

On December 3, 2010, Snow Wolf received a certificate for Software Enterprise. In year 2011, Jujia Network, Juhuo Network, Zhengju Information, Wuxi Network and Beijing Giant Zhengtu, all being subsidiaries of the Company, received certificates for Software Enterprises. As software enterprises, they are entitled to a full exemption from corporate income tax (“CIT”) for the first and second profitable years, and a 50% reduction of statutory tax rate for the three succeeding years.

Giant Network, Zhengduo Information, Zhuhai Zhengtu, Juhe Network, Juquan Network, Jufan Network, Juhuan Network, Jujia Network II, Tiema Network, Juxin Network, Julun Network, Beijing Giant, Tiequan Network, Juzi Information, Jujia Network III, Shanghai Giant and Bengbu Giant’s applicable CIT rate is 25%.

In accordance with the new PRC Enterprise Income Tax Laws (the “PRC Income Tax Laws”) effective from January 1, 2008, enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC territory are considered as PRC resident enterprises, subject to the PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc, of an enterprise. The Company, if considered a PRC tax residence enterprise for tax purpose, would be subject to the PRC Enterprise Income Tax at the rate of 25% on its worldwide income.

Based on the assessment of facts and circumstances available at December 31, 2011 and 2012, management believes none of its non-PRC entities are more likely than not PRC tax resident enterprises. It is possible the assessment of tax residency status may change in the next twelve months, pending announcement of new PRC tax rules in the future. The Group will continue to monitor its tax status.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010, 2011 and 2012

17.	INCOME TAX EXPENSES (CONT’D)

The Company had minimal operations in jurisdictions other than the PRC. Income before income tax expenses consists of:

	For the year ended December 31,
	2010	2011	2012
	(RMB)	(RMB)	(RMB)	(US$)
PRC	881,077,042	1,229,776,487	1,444,510,519	231,859,924
Non-PRC	16,518,504	37,215,603	(242,235,346)	(38,881,454)

Total	897,595,546	1,266,992,090	1,202,275,173	192,978,470

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010, 2011 and 2012

17.	INCOME TAX EXPENSES (CONT’D)

(a)	Current Tax

Income tax expenses consist of:

	For the year ended December 31
	2010	2011	2012
	(RMB)	(RMB)	(RMB)	(US$)
Current income taxes	121,303,259	268,076,187	129,063,487	20,716,118
Deferred income tax (benefits)/expenses	(31,980,857)	84,302,034	(4,859,603)	(780,020)

Taxation for the year	89,322,402	352,378,221	124,203,884	19,936,098

The reconciliation of tax computed by applying the statutory income tax rate of 25% for the years ended December 31, 2010, 2011 and 2012 is as follows:

	For the year ended December 31
	2010	2011	2012
	(RMB)	(RMB)	(RMB)	(US$)
Expected taxation at PRC CIT statutory rate of 25%	224,398,887	316,748,023	300,568,795	48,244,618
Favorable tax rate	(22,092,411)	(131,302,690)	(53,513,461)	(8,589,503)
Foreign tax rate differences	(4,423,023)	(9,292,635)	61,497,661	9,871,055
Tax holiday	(105,110,278)	(12,694,680)	(213,843,843)	(34,324,303)
Non-deductible expenses (non-taxable income), net	15,466,592	4,388,219	4,219,822	677,327
Additional 50% tax deduction for qualified research and development expenses	(15,257,615)	(18,935,961)	(15,313,139)	(2,457,928)
Change in valuation allowance	—	2,885,413	19,141,064	3,072,353
Deferred tax benefits on future tax rate difference	(3,659,750)	(58,833,362)	(10,864,692)	(1,743,903)
Withholding tax	—	259,415,894	32,311,677	5,186,382

Income tax expenses	89,322,402	352,378,221	124,203,884	19,936,098

The benefit of tax holiday per basic and diluted earnings per share is as follows:

	For the year ended December 31
	2010	2011	2012
	(RMB)	(RMB)	(RMB)	(US$)
Basic	0.46	0.05	0.90	0.14
Diluted	0.45	0.05	0.89	0.14

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010, 2011 and 2012

17.	INCOME TAX EXPENSES (CONT’D)

(b)	Deferred Tax

Deferred tax assets and liabilities reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred tax assets and liabilities are as follows:

	December 31,
	2011	2012
	(RMB)	(RMB)	(US$)

Current deferred tax assets, net
Deferred revenue and advance from distributors	151,140,044	143,477,509	23,029,729
Accrued expenses	18,344,188	18,005,213	2,890,036
Allowance for doubtful debt	611,274	619,697	99,468
Share-based compensation expense	5,036,662	5,704,336	915,609
Tax loss	7,532,367	—	—
Less: valuation allowance	(2,885,413)	(2,648,477)	(425,110)

Current deferred tax assets, net	179,779,122	165,158,278	26,509,732

Non-current deferred tax assets, net
Intangible assets amortization	11,357,297	17,542,090	2,815,699
Share-based compensation expense	2,826,219	10,060,155	1,614,766
Deferred revenue	2,916,666	—	—
Tax loss	—	17,121,210	2,748,144
Less: valuation allowance	—	(19,378,000)	(3,110,383)

Non-current deferred tax assets, net	17,100,182	25,345,455	4,068,226

Current deferred tax liabilities
Intangible assets amortization	—	12,723	2,042
Deferred revenue	2,408,961	2,500,000	401,278
Upfront fee amortization	—	5,833,333	936,315
Welfare payable	—	1,439,123	230,995
Withholding tax	145,810,671	109,769,916	17,619,286

Current deferred tax liabilities	148,219,632	119,555,095	19,189,916

Non-current deferred tax liabilities
Intangible assets amortization	298,980	—	—
Withholding tax	—	32,311,676	5,186,382
Upfront fee amortization	14,583,333	—	—

Non-current deferred tax liabilities	14,882,313	32,311,676	5,186,382

Net current deferred tax assets	31,559,490	45,603,183	7,319,816

Net non-current deferred tax assets/ (liabilities)	2,217,869	(6,966,221)	(1,118,156)

Valuation allowances have been provided for deferred tax assets where, based on all available evidence, it was determined by management that more likely than not to be realized in future years. The Company recorded a full valuation allowance against deferred tax assets of those subsidiaries that are in a cumulative 3-year loss position as of December 31, 2012.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010, 2011 and 2012

17.	INCOME TAX EXPENSES (CONT’D)

(b)	Deferred Tax (Cont’d)

As of December 31, 2012, the Company has net operating tax losses carried forward in the total amount of RMB72,722,040 (US$11,672,692) attributed to its PRC subsidiaries as per filed tax returns of December 31, 2012. The net operating losses will expire between 2015 and 2018.

The Company intends to permanently reinvest all undistributed earnings generated by its foreign subsidiaries except Zhengju Information beginning in 2011 and onward to finance its future operations. The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable. As of December 31, 2012, the amount of undistributed earnings of the Group’s PRC subsidiaries, which would be subject to withholding taxes to the extent dividends were declared and distributed by the Company’s foreign invested enterprises to their respective immediate holding companies that reside outside of China, was RMB1,774,470,534 (US$284,822,159).

(c)	Unrecognized Tax Benefits

As of December 31, 2011 and 2012, the Group recorded an unrecognized tax benefit of RMB44,451,522 and RMB47,579,967 (US$7,637,111), respectively, related to excess share-based compensation expense deductions. The amount of unrecognized tax benefits will change in the next twelve months, pending clarification of current tax law or audit by the tax authorities, however, an estimate of the range of the possible change cannot be made at this time. All of the uncertain tax positions, if ultimately recognized would affect the effective tax rate. For the years ended December 31, 2010, 2011 and 2012, no interest or penalties related to uncertain tax positions were recognized. As of December 31, 2012, the Group’s tax years ended December 31, 2007 through 2012 for the PRC entities remain open for statutory examination by the PRC tax authorities.

A roll-forward of unrecognized tax benefits is as follows:

RMB
Balance as of January 1, 2011	14,758,798
Increases related to current year tax positions	29,692,724

Balance as of December 31, 2011 and January 1, 2012	44,451,522
Increases related to current year tax positions	3,128,445

Balance as of December 31, 2012	47,579,967

Balance as of December 31, 2012 (US$)	7,637,111

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010, 2011 and 2012

18.	EARNINGS PER SHARE

Computation of basic and diluted earnings per share are as follows:

	December 31
	2010	2011	2012
	(RMB)	(RMB)	(RMB)	(US$)
Numerator:
Net income attributable to ordinary shareholders	811,187,833	879,966,874	993,720,006	159,503,058
Numerator for basic earnings per share	811,187,833	879,966,874	993,720,006	159,503,058
Numerator for diluted earnings per share	811,187,833	879,966,874	993,720,006	159,503,058

Denominator:	(shares)	(shares)	(shares)	(shares)
Number of shares outstanding, opening	226,819,007	228,019,412	235,234,959	235,234,959
Weighted average number of shares issued	489,847	4,104,619	1,911,200	1,911,200
Weighted average number of shares repurchased	—	(119,152)	(349,341)	(349,341)

Weighted average number of shares outstanding
- basic	227,308,854	232,004,879	236,796,818	236,796,818
Dilutive effect of share options	6,619,546	—	4,024,309	4,024,309

Weighted average number of shares outstanding
- diluted	233,928,400	232,004,879	240,821,127	240,821,127

As of December 31, 2012, the Company issued 1,937,169 ordinary shares to its share depositary bank which will be used to settle stock option awards upon their exercise. No consideration was received by the Company for this issuance of ordinary shares. These ordinary shares are issued but not outstanding and are treated as escrowed shares for accounting purposes and therefore, have been excluded from the computation of earnings per share. Any ordinary shares not used in the settlement of stock option awards will be returned to the Company.

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

For the years ended December 31, 2010, 2011 and 2012

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

For the years ended December 31, 2010, 2011 and 2012

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

On August 8, 2011, the Company’s Board of Directors authorized the accelerated vesting of 400,000 share options that were issued under the 2007 Stock Incentive Scheme to a certain employee upon his resignation from the Company. Share-based compensation expense of approximately RMB7,000,000 relating to the unvested share options was reversed upon his resignation, whereas incremental compensation expenses of approximately RMB10,000,000 relating to the accelerated vesting of such share options was immediately recognized as share-based compensation expense on the date of modification.

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

For the years ended December 31, 2010, 2011 and 2012

19.	SHARE OPTION AND RESTRICTED SHARE SCHEME (CONT’D)

The total incremental compensation cost for the modification is RMB2,114,102, and among which, RMB1,449,156 of the total incremental compensation cost was related to vested share options and therefore, was recognized as share-based compensation expense on the date of modification. The remaining unrecognized incremental compensation cost related to unvested share options will be amortized from the modification date to the end of the remaining vesting period.

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

The fair values of stock options granted to employees were estimated using the following weighted average assumptions:

	Granted in 2009	Granted in 2011

Suboptimal exercise factor	1.5	1.5
Risk-free interest rates	2.94%	3.42%
Expected volatility	60.40	50.98
Expected dividend yield	2.5%	2.5%
Fair value of share option	RMB17.35 to RMB22.37	RMB15.75 to RMB19.85
Estimated forfeiture rate	2% per annum	2% per annum

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010, 2011 and 2012

19.	SHARE OPTION AND RESTRICTED SHARE SCHEME (CONT’D)

The following table summarizes the Company’s share option activity as of and for the year ended December 31, 2011 and 2012.

	Number of options	Weighted average exercise price (USD)	Weighted average remaining contractual life (Years)	Aggregate intrinsic value (USD)

Outstanding, December 31, 2011 and January 1, 2012	3,191,950	2.69	2.61	4,446,298
Granted	—	—	—	—
Exercised	(2,219,250)	2.11	—	—
Forfeited/Cancelled	(64,800)	4.00	—	—

Outstanding, December 31, 2012	907,900	3.99	4.67	1,284,896

Vested and expected to vest at December 31, 2012	889,742	3.99	4.67	1,259,198

Exercisable at December 31, 2012	766,100	3.98	4.62	1,094,884

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the fair value of the Company’s shares as at December 31, 2012, for those awards that have an exercise price currently below the fair value of the Company’s shares. The total intrinsic value of options exercised during the year ended December 31, 2012 was approximately RMB39,399,000 (US$6,324,000) (2011: RMB278,174,000, 2010: RMB 33,700,000).

The weighted average estimated fair value of options granted to employees of the Group at grant date during the fiscal year ended 2011 was RMB18.45. There were no share options granted during the year 2010 and 2012. The total fair value of options vested during the year ended December 31, 2010, 2011 and 2012 was RMB29,951,523, RMB37,166,249 and RMB6,249,777 (US$1,003,158), respectively.

As of December 31, 2012, there was RMB766,586 (US$123,046) of unrecognized estimated share-based compensation cost related to share options issued to employees. That deferred cost is expected to be recognized over a weighted-average vesting period of 0.86 years. To the extent the actual forfeiture rate is different from the original estimated, actual share-based compensation related to these awards may be different.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010, 2011 and 2012

19.	SHARE OPTION AND RESTRICTED SHARE SCHEME (CONT’D)

The following table sets forth the components of share-based compensation expense for share options issued to employees from the Company’s share option scheme both in absolute amount and as a percentage of net revenue for the year indicated.

	For the year ended December 31
	2010	2011	2012
	(RMB)	(RMB)	(RMB)	(US$)%

Net revenue	1,332,815,451	1,792,217,309	2,151,894,567	345,402,893	100%

Cost of services	612,529	562,225	270,407	43,403	0.01%
Research and product development expenses	6,664,626	2,269,898	1,202,645	193,038	0.06%
Sales and marketing expenses	60,891	199,684	197,871	31,760	0.01%
General and administrative expenses	14,532,565	7,901,262	694,690	111,505	0.03%

Total share-based compensation included in cost of services and total operating expenses	21,870,611	10,933,069	2,365,613	379,706	0.11%

Restricted Shares awards

The fair value of a restricted share is simply the closing price of the unrestricted share as of the valuation date minus the present value of the expected dividends during the vesting period. The risk-free rate for periods within the contractual life of the share is based on the U.S. Treasury yield curve in effect at the time of grant.

The fair values of restricted shares granted to employees were estimated using the following weighted average assumptions:

	Granted in 2011	Granted in 2012

Risk-free interest rates	0.14%-0.93%	0.13%-0.78%
Expected dividend yield	5%	5%
Fair value of restricted shares	RMB17.39 to RMB22.62	RMB18.73 to RMB25.52

The following table summarized the Company’s restricted shares activity under 2007 Stock Incentive Scheme:

	Number of restricted shares	Weighted average grant date fair value (USD)

Outstanding, December 31, 2011 and January 1, 2012	13,155,600	43,646,424
Granted	280,000	961,809
Exercised	(2,610,400)	(9,793,522)
Forfeited/Cancelled	(220,000)	(775,148)
Outstanding, December 31, 2012	10,605,200	34,039,563

Vested and expected to vest as of December 31, 2012	9,882,865	31,721,081

As of December 31, 2012, there was RMB136,149,295 (US$21,853,469) of unrecognized estimated share-based compensation cost related to restricted shares issued to employees. That deferred cost is expected to be recognized over a weighted-average vesting period of 2.50 years. To the extent the actual forfeiture rate is different from the original estimated, actual share-based compensation related to these awards may be different.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010, 2011 and 2012

19.	SHARE OPTION AND RESTRICTED SHARE SCHEME (CONT’D)

The following table sets forth the components of share-based compensation expense for restricted shares issued to employees from the Company’s share option scheme both in absolute amount and as a percentage of net revenue for the year indicated.

	For the year ended December 31
	2010	2011	2012
	(RMB)	(RMB)	(RMB)	(US$)%

Net revenue	1,332,815,451	1,792,217,309	2,151,894,567	345,402,893	100%

Cost of services	1,180,570	1,797,223	7,734,430	1,241,462	0.36%
Research and product development expenses	7,994,861	11,771,687	70,702,798	11,348,582	3.29%
Sales and marketing expenses	368,900	518,445	2,876,901	461,774	0.13%
General and administrative expenses	1,874,274	4,314,757	36,213,148	5,812,611	1.68%

Total share-based compensation included in cost of services and total operating expenses	11,418,605	18,402,112	117,527,277	18,864,429	5.46%

The total share-based compensation cost capitalized as part of intangible assets — online game product costs for the year ended December 31, 2010, 2011 and 2012 are RMB 295,211, RMB87,497 and RMB229,584 (US$36,851), respectively.

20.	EMPLOYEE BENEFITS

The full-time employees of the Company’s subsidiaries, the VIE and its consolidated entities that are incorporated in the PRC are entitled to staff welfare benefits, including medical care, housing subsidies, unemployment insurance and pension benefits. These companies are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations, and to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The Group’s PRC subsidiaries, the VIE and its consolidated entities have no legal obligation for the benefits beyond the contributions made. The total amounts expensed in the consolidated statements of operations and comprehensive income for such employee benefits amounted to RMB33,346,393, RMB42,567,100 and RMB53,019,124 (US$8,510,156), for the years ended December 31, 2010, 2011 and 2012, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010, 2011 and 2012

21.	RELATED PARTY TRANSACTIONS

The principal related parties with which the Group had transactions during the years presented are as follows:

Name of related party	Relationship with the Group

Shanghai 51 network development Co., Ltd. (“51 Network”)	A VIE of 51.com invested by Giant Interactive
Yangxun Computer Technology (Shanghai) Co. Ltd.	Affiliate of the Group
Shanghai Jiante Biotechnology Co., Ltd.(“Shanghai Jiante”)	Company controlled by Mr. Shi Yuzhu
Juxian Network	Equity investee
Juxi Network	Equity investee
Tianju Network	Equity investee
Tonghua Network	Equity investee
Beijing Giant Zhengtu	Equity investee before October 17, 2012,
Union Sky Holding Group Limited (“Union Sky”)	Company’s shareholder

Significant related party transactions were as follows:

	For the year ended December 31,
	2011	2012
	(RMB)	(RMB)	(US$)
Other revenue from 51 network	445,580	—	—
Rental fee to Shanghai Jiante	(12,000,000)	(12,000,000)	(1,926,133)
Royalty fee charged by Beijing Giant Zhengtu Network	(18,485,392)	(6,836,799)	(1,097,382)
Technical service fee charged by Beijing Giant Zhengtu Network	(7,500,000)	—	—
Other service fee from Beijing Giant Zhengtu Network	4,354,136	1,543,198	247,700
Payment of individual income tax related to the exercise of share options by Juxian Network	(374,213)	(58,609)	(9,407)
Technical service fee charge from Juxian Network	3,039,202	—	—
Prepayment to Shanghai Jiante (1)	958,800,000	—	—
Repayment from Union Sky (1)	(958,800,000)	—	—
Interest income from Union Sky (1)	21,471,866	—	—
Licensing income from Yangxun	1,200,000	—	—
Marketing expense charged by Yangxun	(1,080,200)	(687,020)	(110,274)
Loan to Tonghua	—	6,000,000	963,066
Technical service fee charge from Juxi Network	—	6,000,000	963,066
Technical service fee charge from Tianju Network	—	250,000	40,128

(1)	In April 2011, the Company made a prepayment to Shanghai Jiante, for a commitment to invest RMB958,800,000 in Sunshine Insurance Group Corporation, Ltd., a privately held insurance company, which was due to investor sentiment, regulatory and other considerations, the Company subsequently unwound in August 2011 by transferring it to Union Sky for the full amount of the prepayment plus accrued interest of RMB21,471,866, which was accrued from April through August 2011. Both these amounts were settled in cash in September, 2011.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010, 2011 and 2012

21.	RELATED PARTY TRANSACTIONS (CONT’D)

Due from related parties as of December 31, 2011 and 2012 are as follows:

	December 31,
	2011	2012
	(RMB)	(RMB)	(US$)
Receivable from:
- Beijing Giant Zhengtu	23,642	—	—
- Juxi Network	16,863	955,956	153,442
- Juxian Network	3,369,609	410,598	65,906
- Tianju Network	—	250,000	40,128
- Tonghua Network	—	5,753,468	923,494

Total	3,410,114	7,370,022	1,182,970

Due to a related party as of December 31, 2011 and 2012 are as follows:

	December 31,
	2011	2012
	(RMB)	(RMB)	(US$)
Payable to:
- Juxian Network	540,345	598,953	96,139

Total	540,345	598,953	96,139

All balances with the related parties as of December 31, 2011 and 2012 were unsecured, interest-free and have no fixed term of repayment.

22.	TREASURY STOCK

During 2012, the Company has repurchased 811,937 ADSs amounting to RMB22,862,890 (US$3,669,747) under the extended Share Repurchase Plan 4.

As of December 31, 2012, the Company has repurchased a total 35,746,994 ADSs, amounting to approximately RMB2,222,600,000 (US$356,750,000). As of December 31, 2011, the Company repurchased a total of 34,935,057 ADSs, amounting to approximately RMB2,200,000,000.

Out of the repurchased ADSs, 3,826,209 ADSs were subsequently used to settle the exercise of share options.

23.	DIVIDEND

Pursuant to a Board of Directors’ resolution dated February 24, 2012, the Company declared a total dividends of RMB446,302,773 (US$71,636,534) paid out of the Company’s 2011 net distributable profits, which are determined using an equity method basis of accounting for the stand-alone listed company financial statements, to the shareholders of the Company who were registered members of the Company as of March 23, 2012.

The payments of these dividends were financed out of available cash held by the Company, subsequent to the declaration of dividends to the Company by Zhengtu Information (Note 17). In 2010, 2011 and 2012, the Company has paid dividends of RMB279,122,994, RMB4,810,164,772 and RMB446,302,773 (US$71,636,534) respectively.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010, 2011 and 2012

24.	STATUTORY RESERVES

In accordance with the Regulations on Enterprises with Foreign Investment of China and the articles of association, Zhengtu Information, Zhengduo Information, Zhengju Information, Jujia Network and Juhuo Network being foreign invested enterprises established in the PRC, are required to provide for certain non-distributable reserves, namely general reserve fund, enterprise expansion fund and staff welfare and bonus fund, all of which are appropriated from after-tax profit as reported in its PRC statutory financial statements. Zhengtu Information, Zhengduo Information, Zhengju Information Jujia Network and Juhuo Network are required to allocate at least 10% of their after-tax profits to the general reserve fund until such fund has reached 50% of their registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors of Zhengtu Information, Zhengduo Information, Zhengju Information, Jujia Network and Juhuo Network. Appropriation to the staff welfare and bonus fund, if any is charged to general and administrative expenses. There have not been any appropriations to the enterprise expansion fund and staff welfare and bonus fund made for the any of the periods stated herein.

In accordance with the PRC Company Laws, Giant Network, being domestic company, must make appropriation from its after-tax profits as reported in its PRC statutory financial statements to non-distributable reserve fund, namely statutory surplus fund, statutory public welfare fund and discretionary surplus fund. Giant Network is required to allocate at least 10% of its after-tax profits to the statutory surplus fund until such fund has reached 50% of its registered capital.

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

As of December 31, 2012, Giant Network, Zhengtu Information, Zhengduo Information, Jujia Network, Juhuo Network and Zhengju Information have appropriated RMB5,000,000 (US$802,555), RMB11,588,745 (US$1,860,122), RMB14,427,011 (US$2,315,695), RMB2,500,000 (US$401,278), RMB580,957 (US$93,250) and RMB14,500,000 (US$2,327,410) to statutory surplus fund and general reserve fund, respectively.

The following amounts that are restricted from being distributed include paid-in capital and statutory reserve funds of the Company’s subsidiaries, Giant Network and its consolidated entities, as determined pursuant to the PRC generally accepted accounting principles, totaling an aggregate of 404,703,908 (US$64,959,456) and RMB368,750,172 as at December 31, 2012 and 2011, respectively.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010, 2011 and 2012

25.	COMMITMENTS AND CONTINGENCIES

Operating lease agreements

The Group has entered into operating lease arrangements mainly relating to its office premises and computer equipment. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases. The terms of the leases do not contain rent escalation or contingent rents. Future minimum lease payments for non-cancelable operating leases as of December 31, 2012 are as follows:

	Office premises	Computer equipment	Total
	(RMB)	(RMB)	(RMB)	(US$)

2013	9,649,602	13,271,508	22,921,110	3,679,092
2014	5,049,070	30,000	5,079,070	815,247
2015	1,774,404	—	1,774,404	284,811

Total	16,473,076	13,301,508	29,774,584	4,779,150

Total rental expenses were RMB65,034,773, RMB77,345,611 and RMB75,283,297 (US$12,083,802) for the years ended December 31, 2010, 2011 and 2012 respectively.

Commitments

Capital commitments

The Company has a commitment to invest a remaining amount of RMB12,000,000 (US$1,926,133) in Beijing Innovation Works Development Fund.

The Company has a commitment to invest a remaining amount of RMB5,000,000 (US$802,555) in Beijing Dijiang Network Technology Co., Ltd. and the commitment is due under certain contracted conditions.

Capital commitments for purchases of property and equipment as of December 31, 2012 are approximately RMB1,324,877 (US$212,657). The payments for the commitments for these purchases are expected to be settled within the next twelve months.

Online game licensing fee commitments

The Company has a commitment to pay a licensing fees to a third party of RMB7,476,120 (US$1,200,000) as of December 31, 2012, which will be paid according to previously agreed payment terms.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010, 2011 and 2012

25.	COMMITMENTS AND CONTINGENCIES (CONT’D)

Income taxes

As of December 31, 2012, the Group has recognized RMB47,579,967 (US$7,637,111) (2011: RMB44,451,522) of unrecognized tax benefits. The final outcome of these tax uncertainties is dependent upon various matters including tax examinations, changes in regulatory tax laws, interpretation of those tax laws or expiration of status of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties.

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

For the years ended December 31, 2010, 2011 and 2012

26.	FAIR VALUE MEASUREMENT (CONT’D)

In accordance with ASC 820-10, the Company measures cash equivalents, short-term investments, available-for-sale securities, and held-to-maturity securities at fair value. Fixed rate time deposits recorded as cash equivalents, short-term investments or held-to-maturity are classified within Level 1 as they are valued using a quoted market price in active markets for identical assets. Available-for-sale securities and investment in CR Trust recorded as held-to-maturity securities are classified within Level 3 as they are valued based on a model utilizing unobservable inputs which require significant management judgment and estimation.

Assets measured at fair value on a recurring basis are summarized below:

	Fair Value Measurement at December 31, 2012 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)	Fair Value at December 31, 2012
	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
Cash equivalents -Fixed rate time deposit	700,000,000			700,000,000	112,357,747
Short term investment -Fixed rate time deposit	139,314,900			139,314,900	22,361,583
Held-to-maturity -Fixed rate time deposit	100,000,000			100,000,000	16,051,107
Available-for-sale securities	—	—	78,740,916	78,740,916	12,638,788

Total	939,314,900	—	78,740,916	1,018,055,816	163,409,225

	Fair Value Measurement at December 31, 2011 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)	Fair Value at December 31, 2011
	(RMB)	(RMB)	(RMB)	(RMB)
Cash equivalents -Fixed rate time deposit	50,000,000			50,000,000
Short term investment -Fixed rate time deposit	319,774,660			319,774,660
Held-to-maturity -Fixed rate time deposit	—		—	—
Available-for-sale securities	—	—	386,851,118	386,851,118

Total	369,774,660	—	386,851,118	756,625,778

Assets not measured at fair value in the statement of financial position but for which the fair value is disclosed are summarized below:

Fair Value Measurement at December 31, 2012 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)		Fair Value at December 31, 2012
	(RMB)	(RMB)	(RMB)		(RMB)		(US$)
Held-to-maturity -CR Trust			118,000,000 134,000,000	–	118,000,000 134,000,000	–	18,940,306 21,508,483	–

Total	—	—	118,000,000 134,000,000	–	118,000,000 134,000,000	–	18,940,306 21,508,483	–

	Fair Value Measurement at December 31, 2011 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)	Fair Value at December 31, 2011
	(RMB)	(RMB)	(RMB)	(RMB)
Held-to-maturity -CR Trust			100,000,000	100,000,000

Total	—	—	100,000,000	100,000,000

The following table summarizes the valuation of the available-for-sale securities:

Amount
(RMB)
Fair value of available-for-sale investment as at January 1, 2011	423,302,661
Unrealized gain in fair value of Series A Preferred Shares in MET (see Note 12)	4,893,132
Unrealized loss in fair value of Series C Preferred Shares in 51.com (see Note 12)	(20,890,689)
Transfer in and/or out of Level 3	—
Effect of exchange rate change	(20,453,986)

Fair value of available-for-sale investment as at December 31, 2011	386,851,118

Unrealized loss in fair value of Series A Preferred Shares in MET (see Note 12)	(2,637,805)
Reverse unrealized gain in fair value of Series A Preferred Shares in MET (see Note 12)	(18,054,900)
Transfer out of Level 3-Series A Preferred Shares in MET	(34,149,500)
Reverse unrealized gain in fair value of Series C Preferred Shares in 51.com (see Note 12)	(18,672,228)
Impairment in fair value of Series C Preferred Shares in 51.com (see Note 12)	(240,725,709)
Effect of exchange rate change	6,129,940

Fair value of available-for-sale investment as at December 31, 2012	78,740,916

Fair value of available-for-sale investment as at December 31, 2012 (US$)	12,638,788

The fair value of available-for-sale investment in Series C Preferred Share of 51.com as of December 31, 2011 and 2012 was estimated using an enterprise value allocation (“EVA”) model.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010, 2011 and 2012

26.	FAIR VALUE MEASUREMENT (CONT’D)

The EVA model requires inputs of highly subjective assumptions including the expected stock price volatility and the probability of occurrence under three different scenarios (which is based on management reasonable estimation), namely 1) an initial public offering occurs (“IPO”), 2) 51.com liquidates (“Liquidation”) and 3) 51.com’s preferred share are redeemed at maturity (“Redemption”). For the expected volatilities, the Company has made reference to historical volatilities of several comparable companies. The risk-free rate is based on the yield of U.S. Dollar China Sovereign Bond as of December 31, 2011 and 2012 with the term corresponding to the maturity of the preferred shares.

The fair value of the Series C Preferred Share of 51.com under EVA model for 2011 and 2012 was estimated using the following assumptions:

	December 31,	December 31,
	2011 (EVA model)	2012 (EVA model)

Risk-free interest rates	0.72%	0.14%
Expected volatility	50.92%	42.78%
Probabilities of different scenarios:
- IPO	25%	0%
- Liquidation	25%	100%
- Redemption	50%	0%

Due to events previously discussed at Note12 (i) that occurred at 51.com that resulted in other-than-temporary impairment, the valuation model for the valuation date of December 31, 2012 also ignores certain liquidation rights associated with the Preferred Shares as the realization of these rights are remote. Under this condition, the value of a Preferred Share is the same as that of an Ordinary Share and thus it is equal to the total equity value of the 51.com divided by the number of all the Preferred Shares and the Ordinary Shares.

The fair value of the 100% equity interest of 51.com was determined based on an independent valuation using an income approach.

In September 2009, the Group made an investment in MET’s Series A Preferred Shares with both redemption and conversion features. This investment is recognized as an available-for-sale investment and its fair value was estimated using an enterprise value allocation (“EVA”) model for the year ended December 31, 2011 and for the period through to May 31, 2012 when the Group recharacterized this investment from available-for-sale securities to a cost-method investment.

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

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2010, 2011 and 2012

26.	FAIR VALUE MEASUREMENT (CONT’D)

The fair value of the MET’s Series A Preferred Shares was estimated using the following assumptions:

	December 31, 2011	May 31, 2012

Risk-free interest rates	0.35%	0.32%
Expected volatility	52.36%	48.90%
Probabilities of different scenarios:
- IPO	—	—
- Liquidation	25%	25%
- Redemption	75%	75%

The fair value of the 100% equity interest of MET was determined based on an independent valuation using an income approach.

In accordance with ASC 820, the Company measures acquired intangible assets, goodwill, impairment of intangible assets at fair value and impairment of avail-for-sale investments at fair value. These assets are classified within Level 3 because they are valued using an income approach using discounted cash flows derived on management’s assumptions and estimates as further discussed in Notes 2.9, 2.10,2.11, 7 and 12.

Assets measured at fair value on a non-recurring basis are summarized as below:

	Fair Value at December 31, 2012	Total impairment loss recognized for the year ended December 31, 2012
	(RMB)	(RMB)

Goodwill	77,114,041	—
Acquired intangible assets-software - KOK 3 game software	15,833,333	—
Impairment loss of Available-for-sale investment 51.com	—	240,725,709

27.	SUBSEQUENT EVENTS

Dividends

Pursuant to a Board of Director’s resolution dated February 22, 2013, the Company declared a dividend of approximately RMB626,000,000 (US$100,500,000), US$0.42 per share, paid out of the Company’s 2012 net distributable profits, which are determined using an equity method basis of accounting for the standalone listing company financial statements, to the shareholders of the Company who were registered members of the Company as of May 20, 2013. The payments of these dividends will be financed out of available cash held by the Company.