Form 20-F
period 2013-12-31
Giant Interactive Group Inc.
filed 2014-04-29
CIK 1415016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549.

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

12/F, No. 3 Building, 700 Yishan Road

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 240,499,872 ordinary shares, par value US$0.0000002 per share.

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

GIANT INTERACTIVE GROUP INC.

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

•	“we,” “us,” “our company,” and “our” refer to Giant Interactive Group Inc., and, unless the context requires otherwise, its predecessor entities and subsidiaries, and its consolidated affiliated entities;

•	“Eddia International” refers to Eddia International Group Limited;

•	“Giant HK” refers to Giant Interactive (HK) Limited;

•	“Giant Network” refers to Shanghai Giant Network Technology Co., Ltd.;

•	“PRC subsidiaries” refers to subsidiaries of our Company that are organized and existing under the laws of PRC, consisting of:

•	Beijing Giant Zhengtu Network Technology Co., Ltd., or Beijing Giant Zhengtu,

•	Hangzhou Snow Wolf Software Co., Ltd., or Snow Wolf Software,

•	Shanghai Juhuan Network Technology Co., Ltd., or Juhuan Network,

•	Shanghai Juhuo Network Technology Co., Ltd., or Juhuo Network,

•	Shanghai Jujia Network Technology Co., Ltd., or Jujia Network,

•	Shanghai Jujia Network Technology Co., Ltd. (II), or Jujia Network II,

•	Shanghai Jumao Culture Creativity Co., Ltd., or Jumao Culture,

•	Shanghai Juquan Network Technology Co., Ltd., or Juquan Network,

•	Shanghai Juxiao Real Estate Co, Ltd., or Juxiao Real Estate (formerly known as Giant Jiante (Shanghai) Real Estate Co., Ltd., or Jiante Real Estate),

•	Shanghai Juyan Network Technology Co., Ltd., or Juyan Network,

•	Shanghai Zhengduo Information Technology Co., Ltd., or Zhengduo Information,

•	Shanghai Zhengju Information Technology Co., Ltd., or Zhengju Information,

•	Shanghai Zhengtu Information Technology Co., Ltd., or Zhengtu Information, and

•	Zhuhai Zhengtu Information Technology Co., Ltd., or Zhuhai Zhengtu;

•	“PRC entities” refers to PRC subsidiaries, and Giant Network and its subsidiaries, as defined hereinafter;

•	“Giant Network and its subsidiaries” refers to Giant Network and its subsidiaries, consisting of:

•	Beijing Haishen Network Technology Co., Ltd., or Haishen Network,

•	Beijing Julun Network Information Technology Co., Ltd., or Julun Network,

•	Giant Mobile Technology Co., Ltd., or Giant Mobile,

•	Shanghai Juhe Network Technology Co., Ltd., or Juhe Network,

•	Shanghai Jujia Network Technology Co., Ltd. (III), or Jujia Network III,

•	Shanghai Juxin Network Technology Co., Ltd., or Juxin Network, and

•	Shanghai Juzi Information Technology Co., Ltd., or Juzi Information;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for purposes of this annual report only, Taiwan and the Special Administrative Regions of Hong Kong and Macau;

•	“monthly average concurrent users,” or “monthly ACU,” of any of our games is determined as follows: we first determine the number of users logged onto the game at five-minute intervals, and average that data over the course of a day to derive the daily average. The daily average data are then averaged over the monthly period to derive the monthly average concurrent users;

•	quarterly “active paying accounts,” or “APA,” is the aggregate number of accounts for our games that have been charged at least once during the quarterly period;

•	“quarterly average concurrent users,” or “quarterly ACU,” of any of our games is the average of monthly average concurrent users, as defined above, of such game during the quarterly period;

•	quarterly “average revenues per user,” or “ARPU,” is our online game net revenues during the quarterly period divided by the quarterly active paying accounts of these games during the quarterly period; our definition of ARPU may not be comparable to similarly titled measures presented by other online game companies;

•	quarterly “peak concurrent users,” or “PCU,” of any of our games is the peak concurrent users of such game during the quarterly period;

•	a “shard” is, with respect to an online game, one of multiple independent copies of the game world. In a “sharded” game, such as Zheng Tu Online, or ZT Online, or Giant Online, players may only interact with other players in one shard at one time;

•	all references to “Renminbi” or “RMB” are to the legal currency of China, all references to “US dollars”, “dollars”, “$” or “US$” are to the legal currency of the United States, and all references to “HK$” are to the legal currency of the Hong Kong Special Administrative Region of China;

•	“ordinary shares” refers to our ordinary shares, par value US$0.0000002 per share;

•	“ADSs” refers to our American depositary shares, each of which represents one ordinary share;

•	“ADRs” refers to American depositary receipts, which, if issued, evidence our ADSs;

•	“PRC GAAP” refers to accounting principles and the relevant financial regulations applicable to PRC enterprises;

•	“US GAAP” refers to generally accepted accounting principles in the United States;

•	“virtual currency” refers to a form of online platform currency which is made available for purchase through game operator’s platform, website or prepaid cards and which may be exchanged for virtual coins within different games but which has no real value and may not be converted or exchanged for any real world goods, real world services or hard currency. By way of example and clarification, “game points” are virtual currency in our game platform; and

•	“virtual coins” refer to our in-game currency which exists in each specific game, upon redemption of game points by players at a fixed exchange rate determined by the Company, and can be used to purchase in-game virtual items and services within the game.

This annual report on Form 20-F includes our audited consolidated balance sheets as of December 31, 2012 and 2013, and the related consolidated statements of operation and comprehensive income, cash flows and changes in shareholders’ equity of each of the years ended December 31, 2011, 2012 and 2013.

We and certain of our shareholders completed the initial public offering of 65,777,036 ADSs, each representing one ordinary share, on November 6, 2007. Our ADSs are listed on the New York Stock Exchange under the symbol “GA.”

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that relate to our current expectations and views of future events. The forward-looking statements are contained principally in the items entitled “Risk Factors,” “Information on the Company,” and “Operating and Financial Review and Prospects.” Our forward-looking statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our expectations with respect to our future revenues, including continued growth of our MMORPG revenue, continued reliance on the ZT Online franchise and the growth of our licensing revenue;

•	our expectations with respect to growth strategies, including our expansion into webgames and mobile games;

•	our expectations with respect to the impact of our studio reorganization;

•	our expectations with respect to the future mix of direct and indirect sales of our game cards and game points;

•	our ability to license our online games to third party operators and to expand our distribution channels;

•	competition from other online game developers and operators, including the increase of foreign games licensed for operation in China;

•	our expectations regarding future capital expenditures and other costs, including compensation expenses, research and development expenses and co-location and internet access fees;

•	our intentions regarding management of our employees, including future increases or decreases in the number of our employees;

•	our expectations regarding the expansion of our business through strategic acquisitions; and

•	our expectations with respect to the completion of our proposed going private transaction.

If any one or more of the assumptions underlying these forward-looking statements turns out to be incorrect, actual results may differ from the results suggested by the forward-looking statements based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements in this annual report relate only to events or information as of the date of this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this annual report. You should read this annual report, and the documents that we reference in this annual report, with the understanding that our actual future results may be materially different from the results we currently expect to achieve as described in our forward-looking statements.

PART I.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected consolidated statement of comprehensive income data for each of the three years in the period ended December 31, 2013, and the selected consolidated balance sheet data as of December 31, 2012 and 2013, were derived from our consolidated financial statements, which have been audited by Ernst & Young Hua Ming LLP, an independent registered public accounting firm. The report of Ernst & Young Hua Ming LLP, as well as our audited consolidated financial statements for the years ended December 31, 2011, 2012 and 2013, are included elsewhere in this annual report. The selected consolidated statements of comprehensive income data for the years ended December 31, 2009 and 2010, and our consolidated balance sheets data as of December 31, 2009, 2010 and 2011, have been derived from our audited consolidated financial statements that are not included in this annual report.

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

Consolidated Statement of Comprehensive Income Data:

	Year Ended December 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands, except per share and per ADS data)
Net revenue:
Online games	1,293,018	1,289,481	1,701,343	2,074,950	2,309,281	381,466
Licensing revenues	10,687	42,667	54,538	52,186	41,902	6,922
Other revenue, net	130	668	36,336	24,758	4,288	708

Total net revenue	1,303,835	1,332,816	1,792,217	2,151,894	2,355,471	389,096
Cost of services	(204,070)	(199,122)	(257,246)	(288,361)	(298,660)	(49,335)

Gross profit	1,099,765	1,133,694	1,534,971	1,863,533	2,056,811	339,761
Operating (expenses) income:
Research and product development	(113,354)	(186,037)	(230,209)	(326,793)	(320,981)	(53,022)
Sales and marketing	(119,600)	(143,006)	(169,982)	(146,452)	(175,769)	(29,035)
General and administrative	(121,446)	(119,447)	(103,727)	(148,708)	(135,748)	(22,424)
Government financial incentives	88,460	57,386	47,746	63,644	44,766	7,395
Impairment of intangible assets	—	(46,558)	—	—	—	—

Total operating expenses	(265,940)	(437,662)	(456,172)	(558,309)	(587,732)	(97,086)

Income from operations	833,825	696,032	1,078,799	1,305,224	1,469,079	242,675
Interest income	102,200	136,098	141,587	105,833	128,619	21,246
Investment income (loss)	(5,971)	—	3,048	(243,627)	8,231	1,360
Other income, net	14,025	65,466	43,558	34,844	32,861	5,428

Income before income tax expenses	944,079	897,596	1,266,992	1,202,274	1,638,790	270,709

Income tax expenses	(85,060)	(89,322)	(352,378)	(124,204)	(296,622)	(48,999)
Share of losses of equity investees	—	(648)	(8,218)	(6,117)	(6,389)	(1,055)
Net income	859,019	807,626	906,396	1,071,953	1,335,779	220,655
Net income (loss) attributable to noncontrolling interests	295	3,563	(26,429)	(78,234)	(82,812)	(13,679)

Net income attributable to the Company’s shareholders	859,314	811,189	879,967	993,719	1,252,967	206,976

Other comprehensive income (loss), net of tax
Foreign currency translation	(12,769)	(73,194)	(84,728)	2,735	(2,927)	(483)
Reclassification adjustment	(1,814)	—	—	—	—	—
Unrealized holding gains (losses)	(30,951)	(14,540)	(15,998)	29,771	(1,615)	(267)

Total other comprehensive income (loss), net of tax	(45,534)	(87,734)	(100,726)	32,506	(4,542)	(750)

Comprehensive income	813,780	723,455	779,241	1,026,225	1,248,425	206,226

Net earnings per ordinary shares, basic	3.80	3.57	3.79	4.20	5.23	0.86
Net earnings per ordinary shares, diluted	3.67	3.47	3.79	4.13	5.08	0.84
Net earnings per ADS(1), basic	3.80	3.57	3.79	4.20	5.23	0.86
Net earnings per ADS, diluted	3.67	3.47	3.79	4.13	5.08	0.84
Shares used in computation, basic	226,278,227	227,308,854	232,004,879	236,796,818	239,652,597	239,652,597
Shares used in computation, diluted	233,960,556	233,928,400	232,004,879	240,821,127	246,835,259	246,835,259

(1)	Each ADS represents one ordinary share

Selected Consolidated Balance Sheets Data:

	Year Ended December 31
	2009	2010	2011	2012	2013
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Assets
Cash and cash equivalents(1)	1,097,155	2,776,936	950,321	1,943,062	1,021,372	168,719
Short-term investments(1)	3,802,050	3,253,362	919,775	739,315	2,799,686	462,475

Total current assets(1)	5,102,972	6,304,005	2,179,246	3,096,518	4,280,015	707,008
Property and equipment, net	178,670	143,286	349,668	340,242	355,801	58,774
Long-term investments(2)	—	55,621	380,895	426,088	437,637	72,292
Available-for-sale security(3)(4)	450,967	423,303	386,851	78,741	74,773	12,352

Total non-current assets	1,349,690	804,138	1,371,985	1,225,711	1,085,289	179,277
Total assets	6,452,662	7,108,143	3,551,231	4,322,229	5,365,304	886,285

Deferred revenue	321,291	442,795	529,204	486,025	365,784	60,423

Total current liabilities	547,448	700,314	1,014,916	1,026,670	1,712,984	282,965
Total liabilities	547,869	700,500	1,029,798	1,058,982	1,715,913	283,449

Total Giant Interactive Group Inc.’s equity	5,897,185	6,392,860	2,495,648	3,217,728	3,585,387	592,264
Noncontrolling interests	7,608	14,783	25,785	45,519	64,004	10,572

Total liabilities and shareholders’ equity	6,452,662	7,108,143	3,551,231	4,322,229	5,365,304	886,285

(1)	In the third quarter of 2011, we declared and paid out a special dividend of US$3.00 per share to our ADS and ordinary share shareholders, out of which the payout was financed partially through the declaration and payout of dividends to the Company by one of its PRC subsidiaries. As such, the dividends were subject to a 10% withholding tax and, therefore, we accrued an one-time withholding income tax in the amount of RMB259.4 million associated with the repatriation of cash for the special dividend paid during the third quarter 2011.
(2)	In September 2011, we invested US$50.0 million in the Yunfeng E-Commerce Funds for the purpose of purchasing shares of the Alibaba Group, a leading Chinese e-commerce company. In February 2014, we entered into an agreement to sell all of our limited partnership interest in Yunfeng E-Commerce Fund A, L.P. and Yunfeng E-Commerce Fund B, L.P. (which collectively known as “Yunfeng E-Commerce Funds” and collectively hold all of our interest in the ordinary shares of Alibaba Group Holding Limited) to Tiger Global Mauritius Fund for approximately US$199.1 million. The sale was completed on February 12, 2014.
(3)	During the fourth quarter of 2012, we recorded an impairment charge of RMB240.7 million, which related to our 2008 investment in Five One Network Development Co. Ltd., or 51.com, as the decline in the fair value of this investment was determined to be other-than-temporary. 51.com was formerly a China-based social networking company which transitioned into an online game developer and operator in recent years. This investment loss resulted from 51.com’s lower than expected core business revenue and operating cash flow, and delay in its research and development activities and planned promotion campaigns of its newly launched games.
(4)	In May 2012, the Company recharacterized its RMB27.3 million investment in Mobile Embedded Technology Inc. from available-for-sale securities to a cost-method investment.

Exchange Rate Information

Our business is conducted in China and substantially all of our net revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Conversions of Renminbi into U.S. dollars in this annual report are based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.0537 to US$1.00, the noon buying rate in effect as of December 31, 2013. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 25, 2014, the noon buying rate was RMB6.2534 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period End	Average(1)	High	Low
	(RMB per US$1.00)
2009	6.8259	6.8307	6.8176	6.8470
2010	6.6000	6.7696	6.6000	6.8330
2011	6.2939	6.4475	6.2939	6.6364
2012	6.2301	6.2990	6.2221	6.3879
2013	6.0537	6.1412	6.0537	6.2438
October 2013	6.0943	6.1032	6.0815	6.1209
November 2013	6.0922	6.0929	6.0903	6.0993
December 2013	6.0537	6.0738	6.0537	6.0927
2014
January 2014	6.0590	6.0509	6.0402	6.0600
February 2014	6.1448	6.0816	6.0591	6.1448
March 2014	6.2164	6.1730	6.1183	6.2273
April 2014 (through April 25, 2014)	6.2534	6.2196	6.1966	6.2534

(1)	Annual averages are calculated by using the average of the exchange rates on the end of each month during the year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to Our Business and Industry

The ZT Online franchise of massively multiplayer online role playing games, or MMORPGs, have historically accounted for the substantial majority of our net revenues. Any decrease in the popularity of these games would materially and adversely affect our results of operations.

The ZT Online franchise, which consists of the ZT Online 1 Series and ZT Online 2, accounted for 89%, 89% and 79% of our net revenue in 2011, 2012 and 2013, respectively. In 2006 we commercially launched ZT Online, which together with ZT Online Classic Edition, and ZT Online Green Edition, constitutes the ZT Online 1 Series. In 2011 we commercially launched ZT Online 2, which is part of the ZT Online franchise but differs from the ZT Online 1 Series games in a number of ways, including its story, gameplay, graphics, maps, quests, and characters. The most significant change in ZT Online 2 is its in-game economy. ZT Online 2’s next generation in-game economy, the transaction-based revenue model which allows players to purchase in-game items from other players that have earned such items by leveling up their in-game characters and accomplishing in-game objectives, is designed to target lower spending and non-spending users as compared to that of ZT Online 1 Series, in which revenue is generated from the players’ consumption of game points to purchase items sold by the in-game store. Although we currently operate fifteen games, eleven of which are not part of the ZT Online franchise, we expect that we will continue to derive the substantial majority of our net revenues from the ZT Online franchise in the near term. Our business prospects, financial condition and results of operations would therefore be materially and adversely affected by any factor that contributes to a decline in revenue from the ZT Online franchise, including:

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

The MMORPG segment of China’s online game industry, from which we derive substantially all of our revenues, is both rapidly evolving and subject to competition from other forms of video games and other entertainment products. The future prospects for the MMORPG market segment in China will depend on a number of factors beyond our control, including:

•	the growth of personal computer, internet and broadband users and their penetration in China;

•	whether the MMORPG segment of China’s online game industry continues to grow and the rate of any such growth;

•	the availability and popularity of other forms of video game products, such as social networking games, mobile games, and console games playable on game consoles;

•	the availability and popularity of other forms of online and offline entertainment, such as movies, television programs and other video content;

•	changes in consumer demographics and consumer tastes and preferences; and

•	general economic conditions, particularly economic conditions adversely affecting discretionary consumer spending.

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

Devices other than personal computers, such as mobile phones and tablets, are used increasingly in China and in overseas markets to access the internet. We believe that for our business to be successful we will need to develop versions of our existing games, our pipeline games and any future games that work well with such devices. The games that we develop for such devices may not function as smoothly as our existing games, and may not be attractive to game players in other ways. In addition, manufacturers of such devices may establish restrictive conditions for developers of applications to be used on such devices, and as a result our games may not work well, or at all, on such devices. As new devices are released or updated, we may encounter problems in developing versions of our games for use on such devices and we may need to devote significant resources to the creation, support, and maintenance of games for such devices. If we are unable to successfully expand the types of devices on which our existing and future games are available, or if the versions of our games that we create for such devices do not function well or are not attractive to game players, our revenues may fail to grow and may decline.

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

For example, our net revenues declined 18% in 2009, which we believe was primarily due to new regulations promulgated by the PRC government in connection with certain game features, and corresponding changes to our in-game monetization features. However, our net revenues increased 2.2%, 34.5%, 20.0% and 9.5%, in 2010, 2011, 2012 and 2013, respectively.

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

For example, in order to expand our user base, in September 2012 we released the micro-client version of ZT Online 2 on Qihoo 360’s platform. In 2012, we also licensed several of our new games, including Genesis of the Empire, Marine Tycoon, The Sky and World of Xianxia, to overseas partners for operations outside of China. In addition, we are expanding into web games and mobile games, and in 2013 we launched several web games on partner platforms in China including Genesis of the Empire, The Sky and the Supreme Tai Chi. In 2013, we also expanded our portfolio of licensed games by entering into an agreement to operate in China Cang Tian 2, a 3D MMORPG developed by WeMade Entertainment.

Our experience with our various new growth strategies is limited. Accordingly, we cannot assure you whether all or any of these strategies will be successful. If we are unable to implement our growth strategies, our revenue and profitability may not grow as we expect, and our competitiveness may be materially and adversely affected.

We may not sustain our historical profitability levels.

Historically we have achieved a relatively high gross profit margin and net income margin. Our gross profit margin was 85.6%, 86.6% and 87.3% in 2011, 2012, and 2013, respectively, and our net income attributable to the company’s shareholders as a percentage of net revenue was 49.1%, 46.2% and 53.2% in 2011, 2012 and 2013, respectively. Our relatively high gross profit margin and net income margin are attributable to a number of factors, including the success of our online games, the fact that our leading games are self-developed rather than licensed from third parties and our historic ability to effectively control costs. We might not, however, be able to sustain our historical profitability levels in future periods due to a number of different factors, including, among others, economic factors out of our control, competitiveness in the online game industry, in which market share can be quickly acquired or lost, the need to increase our research and product development expenses in order to develop new and successful games, the potential need to expend greater amounts in order to license or acquire new games, changes in regulations or other factors that result in a decline of our net revenue, our inability to prevent our other costs and operating expenses from increasing, and an increase in net income attributable to non-controlling interests as a result of the success of games supported by our 51% owned game development studios. Accordingly, you should not rely on the results of any prior period as an indication of our future operating performance.

Our business may be materially harmed if our games are not featured in a sufficient number of internet cafés in China.

A substantial number of players access our game through internet cafés. Due to limited storage space on the computer hard drives for client side game software, internet cafés generally only feature a select number of games on their computers. We thus compete with a growing number of other online game operators to ensure that our games are featured on these computers.

To help ensure that our games are featured in a sufficient number of internet cafés, we enter into advertising distribution agreements with companies that operate and distribute internet café management software, which most internet cafés in China install. These management software distributors both display advertisements for our games on PCs that use their software, and help to ensure that the client side software for our games are installed on the PCs that use their software.

Our agreements with the internet café management software companies are not on an exclusive basis, and therefore these firms can and do advertise for other game companies and ensure that the client side software for other companies games are pre-loaded on many of the PCs that use their software. If we fail to renew our advertising distribution agreements with the internet café management software companies, or if the terms including cost for such arrangement materially deteriorate, our business, financial condition and operating results may be materially and adversely affected.

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

Online payment systems in China are still in a relatively early stage of development and are not as widely used by customers in China as in the United States. Although online purchase of game points through our official game website has become more popular in recent years, our business is still dependent on the performance of our regional distributors, who are composed of independent third parties. In 2013, 45.7% of our sales proceeds were generated through sales of prepaid game cards to our distributors, compared to 55.4% in 2012. Our largest distributor accounted for 2.8% of our sales proceeds in 2013. Maintaining relationships with existing distributors may be difficult and time-consuming. Although we typically enter into annual contracts with our distributors, our distribution agreements are not exclusive and do not prohibit our distributors from selling our competitors’ game cards. Failure to maintain good relationships with our distributors could restrict our sales channels or encourage our distributors to seek to distribute our competitors’ products, each of which could materially and adversely disrupt our business and harm our net revenues.

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

In 2013, 54.3% of our sales proceeds were generated by players purchasing our game points directly through our official game website, and the remaining 45.7% from purchasing physical or virtual game cards through our distributors. The direct game point purchasing through our official game website is processed by a variety of third-party online payment service providers, including Alipay.com Co., Ltd, Shanghai China UnionPay E-Payment Service Co., Ltd, 99Bill Corporation, China Payment and Remittance Service Co., Ltd. and several major commercial banks. In such transactions, secure transmission of our players’ confidential billing information over public networks, including our official game website, is essential for maintaining consumer confidence. We currently provide password protection for all of our player accounts. In addition to the general password protection, we also sell a dynamic password generator, which can be used for multiple accounts under a player’s name, to better ensure the security of our players’ accounts. While we have not experienced any breach of our security measures to date, current security measures may be inadequate. We must therefore be prepared to increase our security measures and efforts so that our customers have confidence in the reliability of the online payment systems we use.

In addition, we do not have control over the security measures of our third-party online payment service providers, and those security measures may not be adequate at present or may not be adequate with the expected increased usage of online payment systems. For example, hackers have in the past used viruses to corrupt the computers of online shoppers using Taobao, a leading e-commerce website in China that allows shoppers to purchase goods from different vendors online. In addition, through a process known as phishing, hackers have created fake webpages on Taobao that appear to be selling legitimate goods online. In both situations, when an unsuspecting online shopper attempts to submit a purchase order and payment to a third party vendor on Taobao, that purchase order and payment is redirected to our website and changed into a legitimate purchase order and payment for our game points on behalf of the hacker and not the unsuspecting online shopper. Accordingly, our systems are then misled into accepting such payment and unintentionally issuing the corresponding game points to the hacker, who then uses these game points to purchase virtual items in our games with the intention of later exchanging the virtual items for cash on offline third party trading platforms. In a few instances, online shoppers on Taobao that were misled by hackers have resorted to litigation against us in order to recover their losses. Although the amount of damages we paid in connection with this litigation was immaterial, and we have implemented stricter security measures and cooperated with local authorities to apprehend the hackers, we could be exposed to further litigation and possible liability if we fail to detect fraudulent transactions, which could harm our reputation, ability to attract customers and ability to encourage players to purchase our game points.

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

Our future success is heavily dependent upon the continued service of our key executive officers and other key employees. In particular, we rely on the expertise, experience and leadership of Mr. Yuzhu Shi, our founder and chairman, Ms. Wei Liu, our chief executive officer, and Mr. Xuefeng Ji, our president, in connection with our business operations and game development. We also rely on their personal relationships with our employees, the relevant regulatory authorities, and our distributors. In addition, we are dependent on a number of key technology officers and staff for the development and operation of our online games. Furthermore, we need to continue to attract and retain skilled and experienced online game development personnel to maintain our competitiveness.

If one or more of our key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all and may incur additional expenses to recruit and train new personnel. These difficulties may disrupt our business, and our financial condition and results of operations could be materially and adversely affected. We do not maintain key-person life insurance for any of our key personnel. In addition, if any of our executive officers or key employees joins a competitor or forms a competing company, we may lose know-how, trade secrets, suppliers and key professionals and staff. We enter into non-compete agreements with officers, managers and senior level employees, which generally prohibit them from engaging in activities that compete with our business for two years after their employment with us provided that we satisfy certain payment obligations. Although non-compete agreements are generally enforceable under PRC laws, PRC legal practice regarding the enforceability of such provisions may not be as well-developed, and therefore we cannot assure you that a PRC court would enforce such provisions. Furthermore, since the demand and competition for talent is intense in our industry, particularly for online game development personnel and related technical personnel, we may need to offer higher compensation and other benefits in order to attract and retain key personnel in the future, which could increase our compensation expenses.

In 2008, we introduced Win@Giant, an incubation program designed to attract and retain talented employees, developers and business partners. Under Win@Giant, we have reorganized several of our game development studios by establishing various subsidiaries that are generally 51% owned by us and 49% owned by the relevant key development team members, with an aim to facilitate our development of new online games. Each reorganized studio only focuses on producing and supporting internally developed games, which we believe gives them greater incentive to make their games commercially successful. While this program is intended to supplement and not to replace our normal hiring efforts, we cannot assure you that this program will be successful or that we will be able to attract or retain qualified game developers or other key personnel that we will need to achieve our business objectives.

The reorganization of our game development studios could materially and adversely affect our results of operations as a portion of the profits from games developed or operated by these studios will be shared with the non-controlling shareholders of these studios.

In 2008, we introduced Win@Giant, an incubation program designed to, among other things, identify, recruit and incentivize talented individuals in the areas of game design and development. In 2009, in connection with our Win@Giant initiative, we began to reorganize our game development studios by establishing various subsidiaries that are 51% owned by us and 49% owned by the relevant development team members, which we believe provides greater incentive to the game development teams to make their games commercially successful. Following this game development studio reorganization, ZT Online 2 and World of Xianxia, two of our most successful MMORPGs, are supported by Jujia Network and Juhuo Network, respectively, each of which is 51% owned by us and 49% owned by the relevant development team members. For additional information regarding this reorganization, see “Item 4. Information on the Company — Business Overview — Game Development and Sourcing — Game Development.”

As a result of our game development studio reorganization, a portion of the net income generated by games developed or supported by these game development studios will be attributable to the non-controlling shareholders of the studios. The company consolidates its financial results with those of the reorganized studios, and then presents the net income or loss attributable to the non-controlling shareholders as a separate non-controlling interest line item under the heading “net income or loss attributable to non-controlling interests”. The company’s consolidated income attributable to its shareholders is arrived at after deducting this non-controlling interest. Total non-controlling interest related to our reorganized studios increased 5.9% from RMB78.2 million in 2012 to RMB82.8 million (US$13.7 million) in 2013, primarily due to an increase in revenue generated by games developed and supported by reorganized studios. If our games developed and/or supported by these studios become more popular and profitable in the future, this non-controlling interest amount will increase, which may result in a lower net income attributable to company’s shareholders and may materially and adversely affect our results of operations.

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

We have historically relied on a combination of trademark and copyright law, trade secret protection, internal security measures and restrictions on disclosure to protect our intellectual property rights. Although we enter into confidentiality agreements with all of our employees, and our standard employment agreements include an invention assignment clause, we cannot assure you that these confidentiality agreements will not be breached, that we will have adequate remedies for any breach, or that our proprietary technology will not otherwise become known to, or be independently developed by, third parties.

As of December 31, 2013, we own a total of 769 registered trademarks in China and overseas and are in the process of applying for the registration of 304 trademarks in China and 28 trademarks overseas. We cannot assure you that any of these trademark applications will ultimately be successful or will provide adequate protection for our business. Some of our pending applications or registrations may also be successfully challenged or invalidated by others. If our trademark applications or registrations are not successful, we may have to use different marks or otherwise enter into arrangements with third parties.

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

We have limited business insurance coverage, which may result in our incurring substantial costs and the diversion of resources.

Insurance companies in China offer limited business insurance products. We have purchased a public liability insurance policy, which would cover certain third party personal injury or property damage incurred in connection with the operation of our business. We also understand that business interruption insurance is available to a limited extent in China, but we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to purchase for such insurance. As a result, other than the public liability insurance policy described above, we do not have any business liability, disruption or litigation insurance coverage for our operations in China. Except for the public liability insurance policy described above, property insurance for our offices and fixed assets, and legally required automobile liability insurance, we do not carry any other property or casualty insurance. Any business disruption or litigation, or any liability or damage to, or caused by, our facilities or our personnel may result in our incurring substantial costs and the diversion of resources.

If we fail to maintain an effective system of internal control over financial reporting, our investors may lose confidence in our financial statements.

We are subject to provisions of the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual reports on Form 20-F. In addition, our independent registered public accounting firm must attest to and report on the operating effectiveness of our internal control over financial reporting. Our management has concluded that our internal control over financial reporting is effective as of December 31, 2013, and our independent registered public accounting firm concurred with our management’s conclusion. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent public accounting firm may not be able to conclude that our internal control over financial reporting is effective. This in turn could result in a loss of investor confidence in the reliability of our reporting processes, which could materially and adversely affect the trading price of our ADSs. Furthermore, we have incurred considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

We are exempt from certain corporate governance requirements of the NYSE. This may afford less protection to the holders of our ADSs.

We are exempt from certain corporate governance requirements of the NYSE by virtue of being a foreign private issuer. As a foreign private issuer, we are permitted to follow home country practice in lieu of certain corporate governance requirements of the NYSE. We are required to provide a brief description of the significant differences between the corporate governance practices of our home country, the Cayman Islands, and the corporate governance practices required to be followed by U.S. domestic companies under the NYSE rules. The standards applicable to us are considerably different than the standards applied to U.S. domestic issuers. The significantly different standards applicable to us do not require us to, among other things:

•	have a majority of the board be independent (other than due to the requirements for the audit committee under the United States Securities Exchange Act of 1934, as amended, or the Exchange Act); or

•	obtain shareholder approval for the implementation and material revisions of the terms of our equity compensation plans.

We are committed to a high standard of corporate governance and as such we endeavor to comply with most of the NYSE corporate governance practices. We do, however, intend to rely on each of the foreign private issuer exemptions noted above. As a result, you may not be provided with the benefits of certain corporate governance requirements of the NYSE.

As an online game company, our experience with investment activities is limited.

We explore selected investment opportunities that may have strategic value to us or that are purely financial in nature, with the primary objective of providing us with a more favorable rate of return than is customary for ordinary bank deposits.

For example, as of December 31, 2011, 2012 and 2013, we held short-term investments with a more favorable rate of return than is customary for ordinary bank deposits and long-term held-to-maturity investments in the amount of RMB700.0 million, RMB790.0 million and RMB2,559.2 million (US$422.7 million), respectively. In May 2011, we invested RMB100.0 million in a trust arrangement with China Resources SZITIC Trust Co., Ltd., which in turn invested in certain real estate development projects in the PRC cities of Ningbo and Chengdu for a period of five years. In 2013, this investment was terminated early. In 2012, we invested RMB600.0 million in two trust arrangements with Huaneng Guicheng Trust Co., Ltd., both of these trust investments are associated with certain real estate development projects and have a term of one year. As of December 31, 2013, each of these real estate related investments had either matured or been wound-up.

In addition, we have made certain other investments. For example, in 2008 we acquired a 25% equity interest in 51.com, formerly a China-based social networking company which transitioned into an online game developer and operator in recent years, for a consideration of US$50.8 million. During the fourth quarter of 2012, we recorded an impairment charge of RMB240.7 million with respect to this investment due to lower than expected core business revenue and operating cash flow, and delays in research and development activities and planned promotion campaigns for newly launched games. In April 2011, we committed to invest RMB30.0 million in Beijing Innovation Work Investment Center (LP), or Innovation Work, an early-stage China-based internet and technology company investment fund, which is led by Mr. Kai-Fu Lee, a well-known business leader in the internet space in China, of which RMB22.5 million had been invested by December 31, 2013. Finally, in May 2013, we committed to invest US$20 million in Yunfeng Fund II, L.P. As of March 31, 2014, we paid US$3.29 million in total to Yunfeng Fund II, L.P. For additional information regarding our investments, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Investing Activities.”

These investments are made in contemplation that the underlying businesses will achieve or sustain continued business growth, eventually go public or be acquired, which there are no guarantees of occurring. In addition, some of these investments may only provide limited exits to us and therefore our investments may be illiquid until their respective maturity, or potentially until a liquidity event occurs with respect to the underlying companies.

Although these investments may offer us potentially higher returns, these returns are not guaranteed and as such, we may not be able to achieve an adequate rate of return and may suffer losses on our investments. If we experience significant losses in connection with our investment activities, our financial condition and results of operations may be materially and adversely affected.

We face risks associated with the licensing of our games overseas, and if we are unable to effectively manage these risks, they could impair our ability to expand our business internationally.

We have licensed seven of our self-developed games for operation in various foreign countries, regions and territories of Asia, Europe and North America by a variety of different operating partners. In 2013, our revenues from licensing our games to overseas third party operators was approximate RMB21.2 million (US$3.5 million), accounting for approximately 0.9% of our total net revenues. Licensing our games for operation in overseas markets exposes us to a number of risks, including difficulties in:

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

Our reputation and trading prices of our securities may be negatively affected by adverse publicity related to our business.

Beginning in early 2014, we were subject to negative publicity resulting from a series of reports published by an entity that holds itself out as a research firm resulting in volatility in the trading price of our ADSs. The reports contained numerous allegations with respect to, among other things, the independence of our outside directors and certain investments and transactions entered into by us. Our management and audit committee, and then our full board, evaluated the allegations and determined that they do not merit further investigation or changes to our prior year financial statement disclosure. However, such allegations and any corresponding adverse publicity related to our business, regardless of merit, could harm our reputation, cause the trading price of our ADSs to decline or fluctuate significantly and require additional responsive actions distracting our management.

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

Various regulations in China currently restrict or prevent foreign and foreign-invested entities from engaging in value-added telecommunication services, which are defined by PRC authorities to include operating online games and providing online advertisements. Since we are a Cayman Islands exempted company and therefore are a foreign or foreign-invested enterprise under PRC law, neither we nor our PRC subsidiaries are eligible to hold the licenses required to operate online games in China. To comply with PRC laws and regulations, we operate our online games in China through Giant Network, which is beneficially owned by certain of our officers and directors and other individuals. Through a series of contractual arrangements, Zhengtu Information is able to effect control and management of Giant Network. Giant Network, which conducts business as an internet content provider, or ICP, holds a value-added telecommunications business operating license, or ICP license, issued by the Shanghai Communications Administration, a local office of the Ministry of Industry and Information Technology of the PRC, or the MIIT, which allows Giant Network to provide internet content distribution services in Shanghai. In addition, Giant Network also holds an internet culture operation license issued by the Ministry of Culture, or MOC, and an internet publishing license issued by the State Administration of Press, Publication, Radio, Film and Television or SAPPRFT, in order to operate and distribute games through the internet. These licenses are essential to the operation of our business.

Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between our Cayman Islands Company and Giant Network through the irrevocable proxy granted by Giant Network to Zhengtu Information, a wholly-owned subsidiary of our Cayman Islands company, whereby the equity holders of Giant Network effectively assigned all of their voting rights underlying their equity interest to Zhengtu Information. We have entered into contractual arrangements with Giant Network pursuant to which Zhengtu Information, our wholly-owned subsidiary, provides technical support and exclusive software licenses to Giant Network. As a result of these contractual arrangements, under U.S. GAAP, we are considered the primary beneficiary of Giant Network and, accordingly, we consolidate its historical results in our financial statements. For detailed descriptions of these contractual arrangements, see “Item 4. Information on the Company — Organizational Structure” and “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions.”

The relevant PRC regulatory authorities have broad discretion in determining whether a particular contractual structure is in violation of the law. For example, on July 26, 2006, the MIIT publicly released the Notice on Strengthening the Administration of Foreign Investment in Operating Value-added Telecommunications Business, dated July 13, 2006, or the MIIT Notice, which reiterates certain provisions under China’s Administrative Rules on Telecommunications Enterprises prohibiting a domestic company that holds an ICP license from renting, transferring or selling a telecommunications license to foreign investors in any form, or providing any resources, sites or facilities to foreign investors that intend to conduct value-added telecommunication business illegally in China. Trademarks and domain names that are used in the provision of Internet content services must be owned by the ICP license holder. There is currently no official interpretation or implementation practice under the MIIT Notice. Due to a lack of interpretative materials from the authorities, it is uncertain whether the MIIT would consider our corporate structure and the contractual arrangements as a kind of foreign investment in telecommunication services. Therefore, it is unclear what impact the MIIT Notice might have on us or the other PRC internet companies that have adopted the same or similar corporate structures and contractual arrangements as ours.

In addition, on September 28, 2009, SAPPRFT, together with the National Copyright Administration, and the National Office of Combating Pornography and Illegal Publications jointly issued a Notice on Further Strengthening on the Administration of Pre-examination and Approval of Online Games and the Examination and Approval of Imported Online Game (Xin Chu Lian [2009] No. 13), or the SAPPRFT Notice. The SAPPRFT Notice restates that foreign investors are not permitted to invest in online game operating businesses in China via wholly-owned, equity joint venture or cooperative joint venture investments and expressly prohibits foreign investors from gaining control over or participating in domestic online game operators through indirect ways such as establishing other joint venture companies, or contractual or technical arrangements. However, the SAPPRFT Notice does not provide any interpretation of the term “foreign investors” or make a distinction between foreign online game companies and companies with a corporate structure that is similar to our own, including the many internet and other companies from China with shares listed on overseas stock exchanges. If our corporate structure was deemed under the SAPPRFT Notice to be an “indirect way” for foreign investors to exercise control over or participate in the operation of a domestic online game business, our contractual arrangements might be challenged.

We cannot be sure that the PRC government would view our contractual arrangements to be in compliance with PRC licensing, registration or other regulatory requirements, including without limitation, the requirements described in the MIIT Notice and the SAPPRFT Notice, existing policies, or with requirements or policies that may be adopted in the future. If any of our businesses are determined not to be in compliance with the MIIT Notice or the SAPPRFT Notice, the PRC government could take a number of regulatory or enforcement actions that could be harmful to our business, including but not limited to: levying fines, confiscating our income, revoking our business and operating licenses, discontinuing or restricting our operations, blocking our website, requiring us to restructure our business, restricting our right to collect revenue or imposing additional conditions or requirements with which we cannot comply. We may also encounter difficulties in obtaining performance or enforcement of related contracts, thereby losing our control of Giant Network, resulting in its deconsolidation. Any of these actions could cause our business, financial condition and results of operations to suffer and subsequently the market price of our ADSs to decline. In addition, if our ownership structure was required to change, our ability to consolidate the financial results of Giant Network and its consolidated entities could be adversely affected.

The contractual arrangements with Giant Network and its shareholders, which relate to critical aspects of our operations, may not be as effective in providing operational control as direct ownership. In addition, these arrangements may be difficult and costly to enforce.

We rely on contractual arrangements with Giant Network and its shareholders to operate our business. For a description of these contractual arrangements, see “Item 4. Information on the Company — Organizational Structure” and “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions.” These contractual arrangements may not be as effective as direct ownership in providing us with operational control over Giant Network. Direct ownership would allow us, for example, to directly exercise our rights as a shareholder to (i) effect changes in the board of directors of Giant Network, which in turn could effect changes, subject to any applicable fiduciary obligations, in the management team, and (ii) derive economic benefits from the operations of Giant Network by causing it to declare and pay dividends. Because we rely on these contractual arrangements to effect control over Giant Network, we are exposed to the risk that the shareholders of Giant Network may fail to perform their respective obligations under these contractual arrangements. In addition, the shareholders of Giant Network may potentially have a conflict of interest with us, and they may breach their contracts with us or cause such contracts to be amended in a manner contrary to the interest of our company, if they believe such action furthers their own interest, or if they otherwise act in bad faith. If any of the foregoing were to occur, we may have to incur substantial costs and expend significant resources to enforce these contractual arrangements.

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

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our PRC subsidiaries Zhengtu Information and Zhengju Information, Giant Network, Giant Network’s shareholders and our reorganized game development studios do not represent arm’s-length prices and adjust any of their income in the form of a transfer pricing adjustment. In 2011, the high and new technology enterprise status of Zhengtu Information was renewed while that of Giant Network was not renewed, resulting in an income tax rate of 15% percent for Zhengtu Information and 25% for Giant Network. In addition, in 2013, Zhengtu Information was named a national key software enterprise for the tax years of 2011 and 2012, further reducing the applicable income tax rate for Zhengtu Information in those years to 10%. This difference in income tax rate may increase the risk that PRC tax authorities challenge the prices that Giant Network pays for services provided by Zhengtu Information pursuant to their contractual arrangements. A transfer pricing adjustment could result in a reduction of expense deductions recorded by Giant Network, which could in turn increase our tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties on Zhengtu Information, our other PRC subsidiaries or Giant Network for underpayment of taxes. For additional information regarding the preferential tax treatments of our various PRC entities, see “Item 5. Operating and Financial Review and Prospects — Operating Results — Income Tax Expense — China.”

We may lose the ability to use and enjoy assets held by Giant Network under contractual arrangements that are important to the operation of our business if Giant Network declares bankruptcy or becomes subject to a dissolution or liquidation proceeding.

Under our contractual arrangements, Giant Network holds assets that are critical to our business operations, such as our licenses and permits, some of our core intellectual property, and/or our joint operation agreements relating to our games and game operations. Although the purchase option and cooperation agreement among Zhengtu Information, Giant Network and shareholders of Giant Network contain terms that specifically obligate the shareholders of Giant Network to ensure the valid existence of Giant Network, in the event the shareholders breach this obligation and voluntarily liquidate Giant Network, or if Giant Network declares bankruptcy and all or part of its assets became subject to liens or rights of third-party creditors, we might be unable to continue some or all of our business operations. Furthermore, if Giant Network was to undergo a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors might claim rights to some or all of Giant Network’s assets and their rights could be senior to our rights under the contractual arrangements, thereby hindering our ability to operate our business.

The discontinuation, reduction or delay of any of the preferential tax treatments or the government financial incentives currently available to us in the PRC could materially and adversely affect our business and results of operations.

Under the PRC Enterprise Income Tax Law, or the EIT Law, foreign-invested companies such as Zhengtu Information, and domestic companies such as Giant Network, are subject to a unified income tax rate of 25%. Various favorable income tax rates are, however, available for qualified enterprises in encouraged sectors of the economy. Companies that qualify as a high and new technology enterprise, or HNTE, a status which is reassessed every three years, are subject to an income tax rate of 15%. In addition, companies that qualify as a software development enterprise are exempt from income tax for two years and subject to an income tax rate of 12.5% for the following three years.

In 2008, the Shanghai government granted Zhengtu Information HNTE status, which was successfully renewed in 2011. In 2011, the Shanghai government recognized three of our PRC subsidiaries as software development enterprises, consisting of Jujia Network and Juhuo Network, two of our 51% owned game development studios, and Zhengju Information, which is our wholly-owned subsidiary. In addition, Beijing Giant Zhengtu, which is 51% owned by Zhengtu Information, 34% owned by Giant Network and 15% owned by Juyan Network, was also recognized as a software development enterprises in 2011 by the Beijing government.

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

In addition, in 2011, 2012 and 2013, our PRC entities received financial incentives from the government in an aggregate amount of RMB47.7 million, RMB63.6 million and RMB44.8 million (US$7.4 million), respectively, which were calculated with reference to taxable revenues and taxable income. To be eligible to apply for the government financial incentives, we are required to meet a number of financial and non-financial criteria and, even if we meet these criteria, the grant of any incentive is still subject to the discretion of the municipal government. Moreover, the central government or municipal government could at any time eliminate or reduce these government financial incentives. Since the government has discretion in the timing of payment and the amount of the financial incentive, we cannot assure you that we will be able to continue to enjoy these government financial incentives or receive such incentives promptly. The discontinuation, reduction or delay of these government financial incentives could have a material adverse effect on our business and results of operations.

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

Beginning in 2013, Giant HK was deemed to be the beneficial owner of dividends paid to it by Zhengduo Information and Zhengtu Information, two of our PRC Subsidiaries, and accordingly such dividend payments were subject to a withholding tax at a reduced rate of 5%. We can provide no assurances, however, as to whether Giant HK will continue to be deemed the beneficial owner of dividends paid to it by our PRC Subsidiaries in the future, and therefore whether such dividends will be subject to a 5% reduced withholding tax rate or subject to the standard 10% withholding tax rate.

In addition, in connection with the reorganization of Zhengtu Information that we completed in May 2013, our entire equity interest in Zhengtu Information previously held by Eddia International and Giant HK is now held by Giant HK. Pursuant to the Announcement of the Administration of Taxation on Issues Concerning the Application of Special Tax treatment in the Equity Transfer of Non-Resident Enterprises by the State Administration of Taxation issued in 2013, due to the fact that Eddia International is organized in the British Virgin Islands and therefore does not qualify for a reduced withholding tax rate, while Giant HK is organized in Hong Kong and may qualify for a reduced withholding tax rate, any dividends paid by Zhengtu Information to Giant HK from earnings accumulated prior to the reorganization might be subject to the standard 10% withholding tax rate instead of the 5% reduced withholding tax rate.

The recently adopted PRC tax reform pilot program, which was initiated in Shanghai and may be extended to other cities in the future, requires us to pay value-added tax instead of business tax in Shanghai and it could result in unfavorable tax consequences to us.

The PRC government recently adopted a PRC tax reform pilot program, which was initiated in Shanghai and may be extended to other cities in the future. On November 16, 2011, the Ministry of Finance and the State Administration of Taxation jointly issued the Circular on the Pilot Program for the Collection of Value-Added Tax Instead of Business Tax, or Circular 110, and the Circular on the Pilot Program for the Collection of Value-Added Tax Instead of Business Tax in Transportation and Certain Modern Service Sectors in Shanghai, or Circular 111, to provide specific implementation rules for the pilot program, which became effective January 1, 2012. Pursuant to Circular 110 and Circular 111, starting from January 1, 2012, companies that are classified by Shanghai’s local tax authorities as operating business in transportation or certain modern service sectors in Shanghai are required to pay a Value-Added Tax, or VAT, instead of the business tax. Specifically, a 17% rate applies to the movable property leasing services, an 11% rate applies to the transportation services and a 6% rate applies to certain other modern services, such as research and development, technological services, culture, logistics and consultation.

Currently, Giant Network continues to pay business tax on its net revenue at a rate of 5% and has not been required to transition to paying VAT. However, the interpretation and enforcement of this tax reform pilot program involve significant uncertainties. In the event that Giant Network is deemed to engage in business falling within the category of certain modern service sectors or if the VAT tax reform pilot program is expanded to other sectors, Giant Network may also be required to pay VAT rather than business tax. Because the tax reform pilot program is subject to significant uncertainties with respect to interpretation and implementation, in the event that Giant Network are required to pay VAT rather than business tax, they may face unfavorable tax consequences, which may adversely affect our business, financial condition and results of operations.

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

Starting in 2001, the PRC government began tightening its supervision of internet cafés, closing unlicensed internet cafés, requiring those remaining open to install software to prevent access to sites deemed subversive and requiring web portals to sign a pledge not to host subversive sites. In February 2007, 14 PRC national government authorities, including the MIIT, the MOC and the SAPPRFT, jointly issued a notice suspending nationwide approval for the establishment of new internet cafés and enhancing the punishment for internet cafés admitting minors. This suspension may continue indefinitely. Furthermore, the PRC government’s policy, which encourages the development of a limited number of national and regional internet café chains and discourages the establishment of independent internet cafés, may slow down the growth of internet cafés. Governmental authorities may from time to time impose stricter requirements, such as limits on the ages of customers and hours of operation, as a result of the occurrence or perception of, or media attention on, gang fights, fires and other incidents accruing at or related to internet cafés.

As internet cafés are one of the primary venue for users to play our games, any reduction in the number, or any slowdown in the growth, of internet cafés in China will limit our ability to maintain or increase our net revenues and expand our customer base, which will in turn materially and adversely affect our business and results of operations.

The laws and regulations governing the online game industry in China are developing and subject to future changes. If we fail to obtain or to maintain all applicable permits and approvals, our business and operations would be materially and adversely affected.

In China, the internet industry, including the operation of online games, is highly regulated by the PRC government. Various regulatory authorities of the central PRC government, such as the State Council, the MIIT, the State Administration for Industry and Commerce, or the SAIC, the MOC, SAPPRFT, and the Ministry of Public Security, are empowered to promulgate and implement regulations governing various aspects of the internet and the online game industry.

We are required to obtain applicable permits or approvals from different regulatory authorities in order to provide online game services. For example, an internet content provider, or ICP, must obtain a value-added telecommunications business operation license, or ICP license, from the MIIT or its local offices in order to engage in any commercial ICP operations within China. An online game operator must also obtain an internet culture operation license from the MOC, and an internet publishing license from SAPPRFT, in order to operate and distribute games through the internet. Any self-developed online game we operate needs to be approved by SAPPRFT prior to its launch and filed with the MOC within thirty days after its launch. Imported online games need to be approved by both SAPPRFT and MOC. Once any upgrade, expansion pack or new version of any existing game is launched, it must be filed with the MOC in the case of a self-developed game and approved by the MOC in the case of an imported game, and approval must be obtained from the SAPPRFT prior to its online publication.

Giant Network holds a valid ICP License, a valid internet culture operation license and a valid internet publishing license. As the online game industry continues to evolve and develop in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have. While we believe that we comply in all material respects with all applicable PRC laws and regulations currently in effect, we cannot assure you that we will be able to obtain timely, or at all, required licenses or any other new license required in the future. We also cannot assure you that we will not be found in violation of any current or future PRC laws and regulations.

Further strengthened supervision of the online game industry may adversely affect our online game operations.

The authority, roles and responsibilities of the PRC governmental departments with oversight of the online game industry in China, including SAPPRFT and the MOC, are currently ambiguous and we may face stricter scrutiny in the future regarding the day-to-day operations of our online game business. For example, our online game business may be adversely affected by ambiguities and potential conflicts between notices issued by SAPPRFT and the MOC. SAPPRFT initially stated in the SAPPRFT Notice that it is the only governmental department with authority for examination and pre-approval of online games, and that all online game operators must obtain an internet publishing license to provide online game services. Pursuant to the SAPPRFT Notice, additional approvals from SAPPRFT are required when game operators release new versions or expansion packs, or make any changes to the originally approved online game. In addition, on July 1, 2009, SAPPRFT issued the Notice on Strengthening the Approval and Administration of Imported Online Games, in which SAPPRFT stated that it is the only governmental department authorized by the State Council to approve the importation of online games from offshore copyright owners. In the event of any failure to meet the above-mentioned requirements, an operator may face heavy penalties, such as being ordered to stop operation, or having its business license revoked. Our online game business may be adversely affected by these two SAPPRFT notices. The launch of expansion packs and imported games might be delayed because of the extra approval required. Such delay in releasing expansion packs or imported games may result in higher costs for our online game operation and have an adverse effect on our game revenue.

On June 3, 2010, the MOC issued the Tentative Measures for Online Game Administration, or the Online Game Measures, which became effective on August 1, 2010, aiming to further strengthen the MOC’s supervision of the online game industry. Specifically, the Online Game Measures reiterate that the MOC has the power to review the content of all online games except online game publications that have been pre-approved by SAPPRFT. However, the Online Game Measures do not clearly specify what constitutes “online game publication.” Furthermore, the Online Game Measures provide that all domestic online games must be filed with the MOC within 30 days after their launch, while all imported online games are subject to a content review prior to their launch. If a substantial change (for example, any significant modification to a game’s storyline, language, tasks, or trading system) is made to an existing imported or domestic online game, it will be subject to a new content review.

Our online game business may be adversely affected by the Online Game Measures. The Online Game Measures do not set forth any specific procedure for the required filing and content review procedures for online games and therefore may cause delay when we try to file or apply for content review with the MOC. In addition, the Online Game Measures do not resolve certain inconsistencies and ambiguities resulting from pronouncements included in previous notices issued by SAPPRFT and the MOC. Due to the ambiguities here and elsewhere regarding the governmental departments, including SAPPRFT and the MOC, that have oversight of the online game industry, there may potentially be stricter and more abrupt scrutiny of our operations.

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

Furthermore, the Administrative Measures for Content Self-review by Internet Culture Business Entities, or the Content Self-review Administrative Measure, which took effect in December 2013, require Internet culture business entities to review the content of products and services to be provided prior to providing such content and services to the public. The content management system of an Internet culture business entity is required to specify the responsibilities, standards and processes for content review as well as accountability measures, and is required be filed with the local provincial branch of the MOC.

Compliance with the laws or regulations governing virtual currency may result in us having to obtain additional approvals or adversely affect our game operation revenues.

On February 15, 2007, the MOC, the PBOC and other relevant government authorities jointly issued the Notice Concerning Further Deepening Internet Cafés and Online Game Management. Under the Internet Cafés Notice, the PBOC is directed to strengthen the administration of virtual currency in online games to avoid any adverse impact on the economy and financial system. The Internet Cafés Notice provides that the total amount of virtual currency issued by online game operators and the amount purchased by individual game players should be strictly limited, with a strict and clear division between virtual transactions and real transactions carried out by way of electronic commerce. This notice also provides that virtual currency should only be used to purchase virtual items. In June 2009, the MOC and the Ministry of Commerce jointly published the Notice on Strengthening the Administration Work of the Virtual Currency in Online Games, or the Virtual Currency Notice, to require businesses that (i) issue online game virtual currency (in the form of prepaid cards and/or pre-payment or prepaid card points) or (ii) offer online game virtual currency transaction services to apply for approval from the MOC through its provincial branches within three months following the date of such notice. The Virtual Currency Notice prohibits businesses that issue online game virtual currency from providing services that would enable the trading of such virtual currency. Any business that fails to submit the requisite application will be subject to sanctions, including but not limited to warnings, mandatory corrective measures and fines. The Virtual Currency Notice also prohibits online game operators from allocating virtual items or virtual currency to players based on random selection through lucky draw, wager or lottery which involves cash or virtual currency directly paid by the players. In addition, the Virtual Currency Notice regulates, among other things, that game operators may not issue virtual currency to game players through means other than purchased by game players with legal currency. Moreover, any businesses that do not provide online game virtual currency transaction services are required to adopt technical measures to restrict the transfer of online game virtual currency among accounts of different game players. The MOC issued the Tentative Measures for Online Games Administrative, or the Online Game Measures, in June 2010, which provides, among other things, that virtual currency issued by online game operators may only be used in exchange for the operator’s own online game products and services and may not be used to pay for the products and services of other entities. The above restrictions may limit our ability to maintain or increase our revenues and adversely affect our results of operations and business prospects.

The PRC State Administration of Taxation has also previously announced that it will tax game players on the income derived from the trading of virtual currencies at the rate of 20%. However, it is currently unclear how the tax will be collected or if there will be any effect on our game players or our business, but collection of such a tax might discourage players who are interested in trading virtual currencies from playing our games, which could reduce our revenues. Moreover, similar adverse public reaction may arise, and similar government policies may be adopted, in other jurisdictions where we license or operate our games, which could similarly adversely affect our revenues.

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

Due to a relatively high degree of game player loyalty, easy access to personal computers and internet cafés, and the lack of other appealing forms of entertainment in China, many teenagers in China frequently play online games. This may result in these teenagers spending less time on or refraining from other activities, including their school work or other educational activities, which could result in adverse public reaction and stricter government regulation. For example, the PRC government has promulgated anti-fatigue-related regulations to limit the amount of time minors can play online games. See “Risk Factors — Risks Related to the Regulation of Our Business — Our operations may be adversely affected by a broadening of the addiction-related regulations.”

The PRC government has also tightened its regulations on internet cafés, currently one of the primary places where online games are played, including prohibiting minors from using internet cafés, limiting the issuance of internet café operating licenses, and imposing higher capital and facility requirements for the establishment of internet cafés. See “Risk Factors — Risks Related to the Regulation of Our Business — Intensified government regulation of internet cafés could limit our ability to maintain or increase our net revenues and expand our customer base.” In addition, in January 2011, MIIT and seven other central government authorities jointly issued a circular pursuant to which online game operators are required to maintain a communication system that parents can use to monitor the activities of their children and to suspend their child’s online game account upon request. Additional government regulations, whether issued in response to adverse public opinion or otherwise, could be issued in the future and may have a material and adverse effect upon our business, results of operation and financial condition.

Our operations may be adversely affected by a broadening of the addiction-related regulations.

The PRC government may decide to adopt more stringent policies to combat perceived addiction to online games, including by broadening the anti-addition system rules to cover adult players or adopting additional rules to protect minors. On April 15, 2007, eight PRC government authorities, including SAPPRFT, the Ministry of Education and the MIIT issued a Notice on the Implementation of Online Game Anti-Addiction System to Protect the Physical and Psychological Health of Minors, or the Anti-Addiction Notice, requiring all PRC game operators to adopt an “anti-addiction system” in an effort to curb addiction to online games by minors. Under the anti-addiction system, three hours or less of continuous play is defined to be “healthy,” three to five hours is defined to be “fatiguing,” and five hours or more is defined to be “unhealthy.” Game operators are required to reduce the value of game benefits for minor players by half when those players reach the “fatigue” level, and to zero when they reach the “unhealthy” level. In addition, online game players in China are now required to register their identity card numbers before they can play an online game, which allows game operators to identify which players are minors. Failure to comply with the requirements under the Anti-Addiction Notice may subject us to penalties, including but not limited to suspension of our operation of online games, revocation of our licenses and approvals for our operations, rejection or suspension of our application for approvals, licenses, or filings for any new game, or prohibiting us from operating any new game. Although we currently do not permit minors to play our online games, if these restrictions are expanded to apply to adult players in the future, they could have a material and adverse effect on our business, financial condition and operating results.

On July 1, 2011, eight PRC government authorities, including the SAPPRFT, the Ministry of Education, MIIT and five others, promulgated a further notice to strengthen the implementation of the anti-addiction system and real-name registration, entitled the Notice on Initializing the verification of Real-Name Registration for Anti-Addiction System on Internet Games, or the Real-Name Registration Notice, which took effect on October 1, 2011. The Real-Name Registration Notice’s main focus is to prevent minors from using an adult’s ID to play internet games and, accordingly, the notice provides more stringent punishment for online game operators for not implementing the anti-addiction and real name registration measures properly and effectively. The most severe punishment contemplated by the Real-Name Registration Notice includes suspension of operation of online games, revocation of game operator’s licenses and approvals, rejection or suspension of game operator’s application for approvals, licenses, or filings for any new game if such game operator is found to be in violation of any of the government issued notices including the Anti-Addiction Notice and the Real-Name Registration Notice. The Real-Name Registration Notice further increases our operating risks, as we will be required to allocate more resources to real-name verification and anti-addiction systems, which may lead to an increase in operating costs. In addition, if we are found to be violating the Real-Name Registration Notice, we may be required to suspend or discontinue our online game operations.

In February 2013, 15 PRC government authorities, including the GAPP, the Ministry of Education, the MOC and the MIIT, jointly issued the Work Plan for the Integrated Prevention of Minors Online Game Addiction, or the Work Plan, implementing integrated measures by different authorities to prevent minors from being addicted to online games. Under the Work Plan, the current relevant regulations will be further clarified and additional implementation rules will be issued by relevant authorities. As a result, we may have to impose more stringent limits for minor game players, which may lead to an increase in our operating expenses and a reduction in our revenues from minor game players.

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

In addition, SAFE has further issued a series of implementation guidances, including the most recent Notice on of the State Administration of Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, or Circular 59 and Notice of the General Affairs Department of the State Administration of Foreign Exchange on Issuing the Operation Rules for the Notice of the State Administration of Foreign Exchange on the Relevant Issues about Foreign Exchange Control over the Financing and Return Investment of Domestic Residents through Overseas Special Purpose Companies, or Circular 106. Circular 59 and Circular 106 standardize more specific and stringent supervision on the registration and supplemental registration for established special purpose vehicles, or SPVs, relating to Notice 75. In addition, Notice of the State Administration of Foreign Exchange on Issues concerning the Foreign Exchange Administration of Domestic Individuals’ Participation in Equity Incentive Plans of Overseas Listed Companies, or Circular 7 requires registration with SAFE of stock options granted by overseas listed companies to any PRC individuals. Under these regulations, a PRC resident’s failure to comply with the registration procedures set forth in such regulations may result in fines or sanctions imposed by the PRC government, including restrictions being imposed on the foreign exchange activities of the relevant PRC entity, such as limitations on the payment of dividends and other distributions to its offshore parent, as well as restrictions on the capital inflow from the offshore entity to the PRC entity.

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

We are a Cayman Islands holding company and conduct substantially all of our operations through our PRC entities. We rely on dividends and other distributions on equity by our PRC entities for our cash requirements, including the funds to pay dividends on the ordinary shares underlying our ADSs. Under PRC laws and regulations, each PRC entity is only permitted to pay dividends out of its retained earnings, and each PRC entity is required to set aside at least 10% of its after-tax profit for its general reserves until the cumulative amount of such reserves reaches 50% of its registered capital. As a result of these and other restrictions under PRC laws and regulations, each PRC entity is restricted from transferring a portion of its assets to us as dividends, loans or advances, which restricted portion, including registered capital and the statutory reserve funds of the PRC entities, amounted to approximately RMB368.8 million, RMB404.7 million and RMB386.4 million (US$63.8 million), or 14.8%, 12.6% and, 10.8% of our total consolidated net assets as of December 31, 2011, 2012 and 2013, respectively. Any limitation on the ability of our PRC entities to transfer funds to us as dividends, loans or advances could materially and adversely limit our ability to pay dividends and to make offshore investments or acquisitions that could benefit our business.

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

Under the Software Export Administration and Statistic Measures, issued by several PRC agencies on October 25, 2001, all agreements which relate to the export of technology are required to be registered with the relevant PRC government authorities. In addition, the Measures for the Administration of Registration of Technology Import and Export Contracts, issued by the MOFCOM in February 2009, also specify registration requirements related to the export of technology. Under the Regulations on Administration of Import and Export of Technologies promulgated by the State Council, “an export of technology” is defined to include, among other things, the transfer or licensing of patents and know-how, and the provision of services related to technology.

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

Risks Relating to China

There are uncertainties regarding the future growth of the online game industry in China.

The online game industry, from which we derive substantially all of our revenues, is a relatively new and evolving industry. The growth of the online game industry and the level of demand and market acceptance of our games are subject to a high degree of uncertainty. Our future operating results will depend on numerous factors affecting the online game industry, many of which are beyond our control, including; (i) whether recent declines in the use of personal computers in general, and for purposes of accessing online games in particular, continue or accelerate in China and other markets in which we offer our games; (ii) the growth of mobile device (such as smart phones and tablets), internet and broadband users and penetration in China and other markets in which we offer our games, and the rate of any such growth; (iii) whether the online game industry, particularly in China and the rest of the Asia-Pacific region, continues to grow and the rate of any such growth;(iv) general economic conditions in China, particularly economic conditions adversely affecting discretionary consumer spending, such as the slowdown in China’s economic growth that occurred between the first quarter of 2010 and the third quarter of 2012; (v) the availability and popularity of other forms of entertainment, particularly games of console systems, which are already popular in developed countries and may gain popularity in China; and (vi) changes in consumer demographics and public tastes and preferences.

There is no assurance that online games will continue to be popular in China or elsewhere. A decline in the popularity of online games would adversely affect our business and prospects.

Our business, financial condition and results of operations may be adversely affected by a slowdown in China’s economic growth rates.

Substantially all of our operations are conducted in China and substantially all of our revenues are sourced from China. Accordingly, our business, financial condition and results of operations are influenced by economic and other developments in China.

While the Chinese economy has grown significantly in the past 30 years, the growth has been uneven geographically among various sectors of the economy, and during different periods. In addition, the rate of economic growth in China as reported by the National Bureau of Statistics has declined in recent years and may continue to decline in the near future, which may have adverse effects on our financial condition and results of operations. Risk of a material slowdown in China’s economic growth rate is based on several current or emerging factors including: (i) overinvestment by the government and businesses and excessive credit offered by banks; (ii) a rudimentary monetary policy; (iii) excessive privileges to state-owned enterprises at the expense of private enterprises; (iv) the dwindling supply of surplus labor; (v) a decrease in exports due to weaker demand overseas; and (vi) failure to boost domestic consumption. Although we are uncertain about the extent to which the potential rapid slowdown of China’s economic growth may impact our business in the short term and long term, there is a risk that our business, results of operations and prospects would be materially and adversely affected by a continued slowdown of China’s growth rate.

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

Contract drafting, interpretation and enforcement in China involve significant uncertainty.

We have entered into numerous contracts governed by PRC law, many of which are material to our business. As compared with contracts in the United States, contracts governed by PRC law tend to contain less detail and are not as comprehensive in defining contracting parties’ rights and obligations. As a result, contracts in China are more vulnerable to disputes and legal challenges. In addition, contract interpretation and enforcement in China is not as developed as in the United States, and the result of any contract dispute is subject to significant uncertainties. Therefore, we may be subject to disputes under our material contracts, and if such disputes arise, we may not prevail. Due to the materiality of certain contracts to our business, any dispute involving such contracts, even without merit, may materially and adversely affect our reputation and our business operations, and may cause the price of our ADSs to decline.

Restrictions on the convertibility of Renminbi into foreign currencies may limit our ability to pay dividends in U.S. dollars or fund possible business activities outside China.

Substantially all of our net revenues are currently generated in Renminbi. China’s government imposes control over the convertibility of RMB into foreign currencies. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates announced by the People’s Bank of China. Any future restrictions on currency exchanges may limit our ability to use net revenues generated in Renminbi to pay dividends in U.S. dollars or fund possible business activities outside China. Although the PRC government introduced the Foreign Exchange Administration Rules in 1996, as amended in August 2008, to allow greater convertibility of Renminbi for current account transactions, significant restrictions still remain, including primarily the restriction that enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents. In addition, remittance of foreign currencies abroad and conversion of Renminbi for capital account items, including direct investment and loans, is subject to government approval in China, and companies are required to open and maintain separate foreign exchange accounts for capital account items. We cannot assure you the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of Renminbi in the future.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on the laws of the United States or other foreign jurisdictions, against us, our management or the experts named in this annual report.

We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, all of our directors and executive officers reside within greater China including Hong Kong. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon some of our directors and senior executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. It would also be difficult for investors to bring an original lawsuit against us or our directors or executive officers before a PRC court based on U.S. federal securities laws.

Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of Renminbi into foreign currencies, including U.S. dollars, was historically based on exchange rates set by the PBOC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi solely to the U.S. dollar. Under this revised policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Following the removal of the U.S. dollar peg, the Renminbi has appreciated approximately 27% against the U.S. dollar as of the end of 2013. Substantially all of our revenues and costs are denominated in Renminbi. Any additional significant appreciation of the Renminbi may materially inflate our revenues and earnings as expressed in U.S. dollars without reflecting any material change in our results of operations.

The audit report included in this annual report was prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the US Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the US Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditors are not currently inspected by the PCAOB.

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

We may be adversely affected by the proceedings instituted recently by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm.

In December 2012, the SEC instituted proceedings under Rule 102(e)(1)(iii) of the SEC’s Rules of Practice against five PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ work papers related to their audits of certain PRC-based companies that are publicly traded in the United States. Rule 102(e)(1)(iii) grants to the SEC the authority to deny to any person, temporarily or permanently, the ability to practice before the SEC who is found by the SEC, after notice and opportunity for a hearing, to have willfully violated, or willfully aided and abetted the violation of, any such laws or rules and regulations. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of the five firms from practicing before the SEC for a period of six months. The decision is neither final nor legally effective unless and until reviewed and approved by the SEC. On February 12, 2014, four of these PRC-based accounting firms appealed this decision. Accordingly, the sanction will not become effective until after a full appeal process is concluded and a final decision is issued by the SEC. The accounting firms can also further appeal the final decision of the SEC through the federal appellate courts.

We are not involved in the proceedings brought by the SEC against the accounting firms. However, our independent registered public accounting firm is one of the four accounting firms subject to the six month suspension from practicing before the SEC in the initial administrative law decision. We may therefore be adversely affected by the outcome of the proceedings, along with other U.S.-listed companies audited by these accounting firms.

Risks Related to Our Ordinary Shares and ADSs

The market price for our ADSs may be volatile which could result in a loss to shareholders.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Since we completed our initial public offering on November 6, 2007, the closing price of our ADSs on the New York Stock Exchange has ranged from US$3.15 to US$19.2 per ADS and the last reported closing price on April 25, 2014 was US$11.74.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to a number of factors, including:

•	actual or anticipated fluctuations in our quarterly operating results;

•	announcements of competitive developments;

•	changes in the economic performance or market valuations of companies with comparable businesses;

•	negative market and investor perception in response to recent accounting irregularities at other PRC companies listed in the U.S.;

•	regulatory developments in China affecting us, our industry, our corporate structure or our advertisers;

•	announcements regarding litigation or administrative proceedings involving us;

•	changes in financial estimates by securities research analysts;

•	addition or departure of our executive officers;

•	issuance of material dividends;

•	sales or perceived sales of additional common shares or ADSs; and

•	failure to complete the going private transaction that we entered into in March 2014.

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

A significant percentage of our outstanding ordinary shares are held by a small number of our existing shareholders, and these shareholders may have significantly greater influence on us and our corporate actions by nature of the size of their shareholdings relative to our public shareholders.

As of April 10, 2014, Yuzhu Shi, our founder and chairman, beneficially owned approximately 44.4% of our outstanding ordinary shares. As a result, Mr. Shi has significant influence in determining the outcome of any corporate transactions or other matters submitted to our shareholders for approval, including mergers, consolidations and schemes of arrangement, election and removal of directors and other significant corporate actions. Mr. Shi may not act in the best interests of our minority shareholders and may take actions even if they are opposed by our other shareholders. In addition, without the consent of Mr. Shi, we could be prevented from entering into transactions that might be beneficial to us. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs.

A consortium including our chairman, Mr. Yuzhu Shi, entered into an agreement and plan of merger with us on March 17, 2014, pursuant to which they are expected to acquire all of our outstanding ordinary shares not currently owned by Mr. Shi and other consortium members. The consortium members’ share ownership in our company effectively prevents a competing bid for our company by other potential acquirers, which may be against your best interests. Potential uncertainty involving the going private transaction contemplated thereby may adversely affect our business and the market price of our ADSs. See “Risk Factors — Risks related to Our ADSs — Potential uncertainty or disputes involving the going private transaction may adversely affect our business and the market price of our ADSs.”

We may not consummate the transactions contemplated by the Merger Agreement or may suffer adverse effects in our efforts to close the transactions it contemplates.

On March 17, 2014, we entered into an agreement and plan of merger, or the Merger Agreement, with Giant Investment Limited, or the Parent, and Giant Merger Limited, or the Merger Sub, to effectuate a going private proposal, or the Transactions. Pursuant to the terms and subject to the conditions of the Merger Agreement, Merger Sub would merge with and into us, and we would survive as a wholly-owned subsidiary of Parent. In connection with and at the effective time of the merger, each of our ordinary shares and ADSs outstanding immediately prior to the effective time of the merger would be cancelled in consideration for the right to receive US$12.00 in cash without interest, except for those shares beneficially owned by the rollover shareholders immediately prior to the effective time of the merger, which shares would be cancelled for no consideration at the effective time of the merger, subject to applicable dissenters rights. The Merger Agreement contains several closing conditions, including certain shareholder approvals and other covenants that may be difficult to perform, and confers certain termination rights. There can be no assurance that this or any other transaction will be approved or consummated on a timely basis, or at all.

In addition, our efforts to close the transactions contemplated by the Merger Agreement may have any number of adverse effects on us, whether or not the transactions close, including:

•	our announcement or the pendency of the merger may adversely impact our business relationships, operating results and business generally;

•	our management’s attention may be diverted from our ongoing business operations;

•	we may incur substantial amounts of costs, fees, expenses and charges related to the merger and the actual terms of the financing that will be obtained for the merger; and

•	we may face heightened risks of litigation, regulatory proceedings or enforcement matters that may be instituted against us and others relating to the merger.

In March and April 2014, we became aware that two complaints were filed by alleged holders of our ADSs against us, members of our board of directors, Parent and Merger Sub in the United States District Court for the Southern District of New York in connection with the Transactions. The lawsuits are purported class actions brought on behalf of all holders of our ADSs and are captioned Tripp v. Giant Interactive Group Inc., et. al and Palkon v. Giant Interactive Group Inc., et al. The representative plaintiffs allege, among other things, that members of our board breached fiduciary duties in connection with the proposed Transactions, which plaintiffs allege do not appropriately value our company, were the result of an inadequate process overseen by conflicted directors and include preclusive deal protection devices. The lawsuits also claim that we, Parent and Merger Sub aided and abetted these violations. The complaints purport to seek, among other things, an injunction against the consummation of the Transactions and rescission in the event that the Transactions are consummated prior to the entry of the court’s final judgment, an award of unspecified damages, costs and expenses, including attorneys’ and experts’ fees and expenses, and such other equitable relief that the court deems just and proper. On or about April 22, 2014, we became aware that a third class action complaint captioned Sutherland, et al. v. Giant Interactive Group Inc., et al (case no. 14 CV 2826) was filed on behalf of all holders of ADSs in the same court against us, our directors, Giant Investment Limited, Giant Merger Limited, Baring Private Equity Asia and Hony Capital Fund V, L.P., alleging that the proxy statement filed by us in connection with the proposed going private transaction is materially false and misleading and therefore violates Section 14(a) of the Securities Exchange Act of 1934. We and our board believe that the claims in these complaints are without merit and intend to defend against them vigorously. An adverse judgment for monetary damages could have an adverse effect on our operations and liquidity. A preliminary injunction could delay or jeopardize the completion of the Transactions, and an adverse judgment granting permanent injunctive relief could indefinitely enjoin completion of the merger.

We have been named as a defendant in certain purported shareholder class action lawsuits that could have a material adverse impact on our operating results and financial condition.

We will need to defend against lawsuits described in “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings,” including any appeals of such lawsuits should our initial defense be successful. We are currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of these lawsuits. An unfavorable outcome from the lawsuits, including any plaintiff’s appeal of the judgment in these lawsuits, could have a material adverse effect on our consolidated financial position, results of operations, or cash flows in the future. The litigation process may utilize a material portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. There can be no assurance that we will prevail in any such appeal and any adverse outcome of these cases could have a material adverse effect on our business or results of operations.

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

We believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2013. However the application of the PFIC rules is subject to uncertainty in several respects, and we must make a separate determination after the close of each taxable year as to whether we were a PFIC for such year. As such, although we intend to conduct our business activities in a manner to reduce the risk of our classification as a PFIC in the future, as we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets, there can be no assurance that we will not be classified as a PFIC for 2014 or any future taxable year. If we are a PFIC for any taxable year during which a U.S. investor held our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences would apply to the U.S. investor. See “Item 10, — Additional Information — Taxation — U.S. Federal Income Taxation — Passive foreign investment company.”

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

Because we are a Cayman Islands company, shareholders may face difficulties in protecting their interests through the U.S. federal courts. Shareholders may have less protection of their shareholder rights than they would if we were incorporated in a U.S. jurisdiction. In addition, shareholders may have difficulties in enforcing judgments obtained against us because our operations are based in the PRC.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Law of the Cayman Islands and the common law of the Cayman Islands. The rights of our shareholders to take action against our directors, actions by non-controlling shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from the English common law, which has persuasive but not binding authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, Cayman Islands has a less developed body of securities law as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in the federal courts of the United States.

Moreover, most of our directors and officers are nationals and residents of countries other than the United States. Substantially all of our assets and a substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon us or these persons.

The Cayman Islands courts are also unlikely:

•	to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; or

•	to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize as a valid judgment a final and conclusive judgment in personam obtained in the federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment, (b) such courts did not contravene the rules of natural justice of the Cayman Islands, (c) such judgment was not obtained by fraud, (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands, (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands, and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

As a result of all of the above, our public shareholders may have more difficulties in protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a public company incorporated in a jurisdiction in the United States.

Finally, we conduct all of our operations in the PRC through our subsidiaries and affiliated entities established in the PRC. As mentioned above, all of our directors and officers also reside outside the United States and a substantial portion of the assets of those persons are located outside the United States. As a result, it may be difficult or impossible for shareholders to enforce a judgement or bring an action against us or against these individuals in the event that they believe that shareholders’ rights have been infringed under the applicable securities laws or otherwise. There is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state due to the lack of a reciprocal treaty in the PRC providing statutory recognition of judgments obtained in the United States. Furthermore, it is uncertain whether such PRC courts would accept original actions brought in the PRC against us or such persons who reside outside the United States predicated upon the securities laws of the United States or any state. For more information regarding the relevant laws of the PRC, see “Item 3. Key Information — Risk Factors — Risks Relating to China — The PRC legal system embodies uncertainties which could limit the legal protections available to you and us.”

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

ADSs, represented by American depositary receipts, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary thinks it is necessary or advisable to do so in connection with the performance of its duties under the deposit agreement, including due to any requirement of law or any government or governmental body, or under any provision of the deposit agreement.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We commenced operations in 2004 through a PRC limited liability company named Shanghai Zhengtu Network Technology Co., Ltd., which changed its name to Shanghai Giant Network Technology Co., Ltd., or Giant Network, in October 2007. In order to implement an offshore holding company structure to comply with PRC laws imposing restrictions on foreign ownership in China’s online game industry, in July 2006, Yuzhu Shi, our chairman, and his daughter, Jing Shi, together with some other individual shareholders established our current Cayman Islands holding company, Giant Network Technology Limited, which changed its name to Giant Interactive Group Inc., or Giant, in June 2007.

Following the establishment of our offshore holding structure, all of our online game business continues to be operated through Giant Network. The shareholders of Giant Network currently include Yuzhu Shi, who owns 80% of Giant Network’s equity interests through his ownership of Shanghai Lanlin Bio-Technology Co., Ltd., and the additional PRC individuals who own the remaining 20%. We have entered into contractual arrangements with Giant Network pursuant to which our wholly owned subsidiary, Zhengtu Information, provides technical support and consulting services to Giant Network. In addition, we have entered into agreements with Giant Network and its shareholders, providing us with the ability to effectively control this entity. Accordingly, we have consolidated the historical results of Giant Network in our financial statements as a variable interest entity, pursuant to U.S. GAAP. For additional information on our organizational structure, see “Item 4. Information on the Company — Organizational Structure” and “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions.”

On November 6, 2007, we completed our initial public offering, which involved the sale by us and some of our shareholders of 65,777,036 of our ADSs, representing an equal number of our ordinary shares.

In 2009, with an aim to identify, recruit and incentivize talented individuals in online game development, in connection with our Win@Giant initiative, we began to reorganize many of our game development studios and established various subsidiaries that are generally 51% owned by us and 49% owned by the relevant development team members. We established Juhuo Network, Jujia Network and Juhe Network in 2009, Juquan Network, Juxin Network and Jufan Network (which was deregistered in 2013) in 2010, and Juhuan Network, Juzi Information, Jujia Network II and Jujia Network III in 2012, and Beijing Haishen in 2013, respectively. For additional information regarding this reorganization, see “Item 4. Information on the Company — Business Overview — Game Development and Sourcing — Game Development.”

In June 2013, some of our shareholders completed a secondary public offering of 12,650,000 ADSs representing 12,650,000 ordinary shares. We did not receive any proceeds from this offering.

On November 25, 2013, we received a non-binding proposal for privatization from our chairman and another shareholder, Baring Private Equity Asia, or Baring, and certain of their affiliated entities, which indicated that the consortium proposed to acquire all of our outstanding ordinary shares, including ordinary shares represented by ADSs, at a price of US$11.75 in cash per ordinary share or ADS. On March 17, 2014, we entered into a definitive agreement and plan of merger, or the Merger Agreement, with Giant Investment Limited and Giant Merger Limited, a wholly owned subsidiary of Giant Investment Limited, pursuant to which Giant Investment Limited, a company owned by our chairman Mr. Shi, an affiliate of Baring and an affiliate of Hony Capital Fund V, L.P., will acquire all of our outstanding ordinary shares for cash consideration equal to US$12.00 per ordinary share or per ADS. The merger, which is currently expected to close during the second half of 2014, is subject to customary closing conditions. If completed, the merger will result in us becoming a privately-held company and our ADSs will no longer be listed on the NYSE.

Our principal executive offices are located at 11/F No. 3 Building, 700 Yishan Road, Shanghai, 200233, People’s Republic of China. Our telephone number at this address is +86 21 3397-9999 and our fax number is +86 21 3397-9948. Our website address is www.ga-me.com. The information contained on our website is not part of this annual report.

B. Business Overview

Overview

We are a leading online game developer and operator in China. We focus on massively multiplayer online role playing games, or MMORPGs, which are played through networked game servers on which tens of thousands of players are able to simultaneously connect and interact. In addition, we are expanding into webgames, which are played over the internet using a web browser, and mobile games, which are played on mobile phones or tablet computers. We commercially launched our first self-developed MMORPG, ZT Online, in January 2006. We now operate fifteen online games, among which twelve are self-developed, including the four games in the ZT Online franchise.

We believe that our success is largely attributable to our ability to internally develop, operate and market high quality MMORPGs tailored to China’s hardcore game player audience, which generally include players between the ages of 18 and 40. As of December 31, 2013, our game development team consisted of approximately 840 members, which mainly includes dedicated product development and enhancement teams for each of our games.

We have built nationwide distribution and marketing networks to sell and market our prepaid game cards and game points. As of December 31, 2013, our distribution network consisted of more than 100 non-exclusive regional distributors and reached approximately 98,900 retail outlets, including internet cafés, software stores, supermarkets, bookstores, newspaper stands and convenience stores located throughout China. We also sell game points through our official game website.

We expect that our MMORPGs, whether self-developed or licensed from third parties, will continue to be our primary growth segment in 2014. We are, however, expanding into other game segments such as webgames and mobile games. In 2013, we launched three additional self-developed webgames. In addition, mobile game development is a new strategic area of focus for us and we expect to launch our first self-developed mobile game in 2014. We believe mobile is becoming a key platform for online access and we plan to continue delivering great game experiences regardless of how the games are played, whether through PCs, tablets, or mobile phones.

Although substantially all of our revenues are generated through our own game operations in China, we also derive revenues from licensing our games to third party operators in other territories, including other parts of Asia, North America, Europe, Russia and other Russian speaking territories. In addition, we have also licensed our micro-client version of ZT Online 2 to Qihoo 360, or Qihoo, for operation on Qihoo’s game platform in China and we licensed several of our webgames such as The Sky and Genesis of the Empire to Jiuyou Times, 37wan and Baidu for operation on their platforms in China. We intend to continue expanding our distribution channels as well as overseas market through leveraging our relationships with third party operators.

In 2011, 2012 and 2013, our net revenues were RMB1,792.2 million, RMB2,152.0 million and RMB2,355.5 million (US$389.1 million), respectively. Our net income for the same periods was RMB906.4 million, RMB1,072.0 million and RMB1,335.8 million (US$220.7 million), respectively. Our quarterly peak concurrent users for all of the games we operate in China were 2,339,000, 2,370,000 and 2,319,000 for 2011, 2012 and 2013, respectively, and our quarterly average concurrent users for all of the games we operate in China were 642,000, 691,000 and 697,000 for 2011, 2012 and 2013, respectively.

Our Games

We currently operate fifteen games, consisting of ten MMORPGs, one casual MMO game and four webgames. While each of our games is unique, they all share certain common characteristics, including their targeted market. Each of our MMORPGs targets China’s hardcore online game market, which we define as players generally between the ages of 18 and 40. We believe that members of this demographic generally have greater disposable income and are more willing to spend money to improve their characters’ standing in the game. We also believe that our ability to effectively target this market segment has helped facilitate our relatively high average revenue per user.

The following table sets forth certain information relating to the games that we operate in China and/or license to third parties for operation in China, each as of March 31, 2014.

Game	Style	Game Source	Launch Date/Status
ZT Online	Free to Play 2D MMORPG	Self-Developed	First Quarter 2006
Giant Online	Free to Play 2.5D MMORPG	Self-Developed	Fourth Quarter 2007
ZT Online Classic Edition	Free to Play 2D MMORPG	Self-Developed	Third Quarter 2008
ZT Online Green Edition	Free to Play 2D MMORPG	Self-Developed	Second Half 2009
King of King III	Free to Play 3D MMORPG	Acquired	Second Half 2009
The Golden Land	Free to Play Strategy Webgame	Self-Developed	Second Half 2009
XT Online	Free to Play 2.5D MMORPG	Self-Developed	Third Quarter 2011
ZT Online 2	Free to Play 2D MMORPG	Self-Developed	Third Quarter 2011
Elsword	Free to Play 3D Casual MMO	Licensed	Fourth Quarter 2011
Allods Online	Free to Play 3D MMORPG	Licensed	Third Quarter 2012
World of Xianxia	Free to Play 3D MMORPG	Self-Developed	Second Quarter 2013
Genesis of the Empire	Free to play Webgame	Self-Developed	Fourth Quarter 2013
The Sky	Free to play Strategy Webgame	Self-Developed	Third Quarter 2013
Supreme Tai Chi	Free to Play Strategy Webgame	Self-Developed	Fourth Quarter 2013
Jianghu	Free to Play 2D MMORPG	Self-Developed	First Quarter 2014

The following table sets forth, for the periods indicated, certain user statistics for the games that we operate in China and/or license to third parties for operation in China.

	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013
	(in thousands, except average revenues per user)
Average Concurrent Users	690	702	697	698
Peak Concurrent Users	2,281	2,319	2,271	2,220
Active Paying Accounts	2,257	2,328	2,335	2,362
Average Revenues per User (RMB)	238	244	245	246

ZT Online Franchise

The ZT Online franchise consists of our internally developed games under our flagship ZT Online 1 Series and ZT Online 2. Revenues from the ZT Online franchise accounted for the substantial majority of our net revenues in each of 2011, 2012 and 2013. The ZT Online 1 Series consists of ZT Online, ZT Online Classic Edition, and ZT Online Green Edition.

ZT Online

ZT Online is a free-to-play 2D MMORPG with an ancient Chinese martial arts theme, and is both our first game and our first self-developed game. Players assume one of eight different roles, including soldiers and magicians, in ten different kingdoms. Players develop martial arts skills, use magical weapons and team up with other players to fight against monsters and players from other kingdoms. In addition, ZT Online offers expansion packs and other regular updates to enrich the overall gameplay experience. ZT Online is a free-to-play game, with virtual items available for purchase, such as weapons, clothing, pets, ceremonies and rites. ZT Online offers an uninterrupted play experience, where players can choose to enter the game 24 hours a day, seven days a week. ZT Online can be accessed from any location with an internet connection.

ZT Online Classic Edition

ZT Online Classic Edition is a free-to-play 2D MMORPG based on the original version of ZT Online from its first year of operation in 2006, and excludes enhancements and updates made to ZT Online after 2006.

ZT Online Green Edition

ZT Online Green Edition is a free-to-play 2D MMORPG that features an in-game economy that emphasizes affordable gameplay. The game also includes additional maps, skills and items.

ZT Online 2

ZT Online 2 is an internally developed free-to-play 2D MMORPG martial arts sequel to our flagship game ZT Online. ZT Online 2 features new 2D graphics with added advanced 3D particle effects that improve the visual display. We adopted a new transaction-based revenue model in ZT Online 2, which differs significantly from the item-based revenue model that we use in most of our other online games. As a result, ZT Online 2 places less emphasis on purchasing virtual items and more emphasis on a player improving their character’s ranking and abilities through in-game goals and quests. All virtual items (consumable or permanent) can be traded within the game among players in exchange for virtual coins. We generate revenue by selling game points to players who then convert them to virtual coins in ZT Online 2 and use them to purchase in-game items from other players. In addition, we also charge a transaction fee on each sale and purchase of in-game items between players. ZT Online 2 was developed by an internal studio that we reorganized into Jujia Network, one of our 51% owned game development studios. For a discussion of our game development studio reorganization, see “Item 4. Information on the Company — Business Overview — Game Development and Sourcing — Game Development.”

Giant Online

Giant Online is an internally developed military-themed 2.5D MMORPG set in the modern era. In 2.5D games, the background and items are depicted in 3D, while the characters are depicted in 2D. Giant Online players may assume one of fourteen different roles, including assault troops and bomb experts. The game world is divided into numerous kingdoms. Each player must guide his or her character to develop skills and cooperate with other players from their kingdom to fight against those from other kingdoms. In addition to the functions that traditional MMORPGs provide, Giant Online includes a variety of other features and functions that we believe enhance the player experience. For example, players can equip their characters with numerous modern weapons, ranging from small-scale items such as pistols, to larger items like tanks and aircraft carriers. Large scale battles can be fought over land, sea and air. Apart from waging war, characters can also engage in various forms of in-game social interaction, such as friendship and even romance. Giant Online was developed by an internal studio that we reorganized into Juhuo Network, one of our 51% owned game development studios.

King of King III

King of Kings III, or KIII, is a three-dimensional MMORPG experience set in a European-style magical world. Players assume the roles of KIII heroes as they explore a virtual world of forests, medieval cities and castles. KIII is the third episode of the King of Kings series of MMORPGs, which was first launched in Taiwan in 1999. We acquired the intellectual property rights to KIII from Lager Network in 2007. In 2010, we transferred the intellectual property rights of KIII to our subsidiary, Huayi Giant, subsequently renamed Beijing Giant Zhengtu, of which our PRC entities currently own the entire equity interest. In connection with acquiring the entire equity interest of Beijing Giant Zhengtu, the intellectual property rights for KIII were transferred to Giant Network in 2013.

The Golden Land

The Golden Land is a free-to-play medieval strategy webgame that allows the player to control many fighting units at once, and combines different elements from shooter, role playing and strategy battle games. The story revolves around a medieval knight and his adventures in Europe. Players can advance by means of city construction, wild battles, questing, as well as participating in alliance battles. The Golden Land was developed by an internal studio that we reorganized into Juhe Network, one of our 51% owned game development studios. For a discussion of our game development studio reorganization, see “Item 4. Information on the Company — Business Overview — Game Development and Sourcing — Game Development.”

XT Online

XT Online is a free-to-play 2.5D ancient Chinese martial arts MMORPG that enables players to practice different schools or styles of martial arts with the goal of becoming a master, while focusing on brotherhood and trust-building with other martial artists. Each player starts off as an apprentice under one of six powerful clans and goes on a quest to fight monsters, acquire powerful weapons and mystical pets, form guilds and take part in player versus player battles. XT Online was developed by Snow Wolf Software, a game development studio in which we hold a 40.76% equity interest and control 51% of the voting rights.

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

The Sky

The Sky is a 2D flash-based action role playing webgame that incorporates certain core gameplay mechanics used in ZT Online 2. The Sky offers high quality graphics in the mysterious world of martial arts in which players encounter puzzle based obstacles with different paths to choose from. The Sky was developed by an internal studio that we reorganized into Jujia Network, one of our 51% owned game development studios.

Supreme Tai Chi

Supreme Tai Chi is an action role playing webgame with a unique hero system in which games can collect and play as one of the 108 characters from Water Margin (known in Chinese as Shui Hu Zhuan), a classic Chinese novel, or as one of the many gods from ancient Chinese mythology. Supreme Tai Chi was developed by Juzi Information, one of our 51% owned game development studios.

Jianghu

Jianghu is a 2D martial arts MMORPG produced by an internal development team lead by the company’s President, Mr.Xuefeng Ji. Jianghu is this team’s next flagship title following ZT Online 2 and has been under development for 3 years. The game features large-scale PK battles and user-generated content with dynamic gameplay that emphasizes user engagement and interaction. We conducted the first round of engineering testing for Jianghu in January 2014.

Game Pipeline

The following table sets forth certain information relating to select games from our pipeline as of the date of this annual report. In addition to the games listed below, we have a number of MMORPG games and mobile games currently under development by our game studios.

Game	Style	Game Source	Status
Kung Fu BBQ	3D Mobile Game	Self-Developed	Development and Engineering Testing
Cang Tian 2	3D MMORPG	Licensed	Engineering Testing
Wildstar	MMORPG	Licensed	Localization

Kung Fu BBQ

Kung Fu BBQ is our first self-developed mobile game. It is a turn-based card battle game that features Kung Fu and mythological characters using Unity 3D engine.

Cang Tian 2

Cang Tian 2 is a 3D MMORPG developed by WeMade Entertainment Inc., one of the leading online game developers in South Korea. Core development teams from both companies are currently working together to localize the game for the China market. Extensive work has been performed and changes have been made to the core gameplay, graphics and ingame economy in an effort to further enhance playability and user experience for the local Chinese gamers.

Wildstar

Wildstar is a fantasy/science fiction MMORPG in which players explore the fictional planet Nexus and discover secrets from the advanced Eldan race who have disappeared. The game features stylized art, an action combat system and player housing. The game lets players play as multiple factions, races, classes, and paths. Wildstar was developed by Carbine in California, a wholly-owned subsidiary of NCSOFT Corporation, one of the leading online game companies in South Korea.

Operation of Our Games

Our platform support team and our maintenance team presently consist of approximately 120 personnel, and are responsible for managing our game platform and in-game environment.

We rely on our platform support team to maintain and upgrade our approximately 3,528 servers in 326 server groups located in internet data centers in four cities throughout China. We employ platform support personnel locally where our server groups are housed, and therefore, they are generally able to resolve hardware and/or software issues within several hours or less.

Our maintenance team closely monitors our in-game environment to ensure that internet connection and data transmission are adequate, game features are functioning properly, and harmful or illegal behaviors by players are identified and disciplined. Our maintenance team’s input is often adopted in our subsequent game updates and enhancements.

Game Development and Sourcing

Twelve of the fifteen games that we currently operate are self-developed. We have also licensed the rights to operate games in China from certain third party developers. In addition, we have expanded our game portfolio and our business in general, through acquisitions, investments and other strategic cooperation agreements.

Game Development

Our game development process generally begins with the approval of a new game concept by our project review committee. Following this initial approval, a new project is formally established and staff members are assigned to the project. The project team then further enhances the game development plan, including a proposed storyline, technical parameters and baseline artwork, before a formal kick-off of the project.

As of December 31, 2013, we employed approximately 840 game developers, including software programmers, platform technicians, artists and quality control personnel. Most of our software programmers and platform technicians have extensive game and software development experience. We rely on our quality control team at each stage of the game development process to ensure quality and playability.

In 2008, we introduced Win@Giant, an incubation program designed to, among other things, identify, recruit and incentivize talented individuals in the areas of game design and development. In 2009, in connection with our Win@Giant initiative, we began to reorganize our game development studios by establishing various subsidiaries that are 51% owned by us and 49% owned by the relevant development team members. Each reorganized studio only focuses on producing and supporting internally developed games, which we believe gives them greater incentive to make their games commercially successful. In addition, we generally establish a new 51% owned game development studio in connection with the Win@Giant initiative each time one of our internal studios creates a commercially successful game. Currently our most important 51% owned game development studios are Jujia Network, which supports ZT Online 2, and Juhuo Network, which supports World of Xianxia as well as Giant Online. For a discussion of risks relating to our game development studio reorganization, see “Item 3. Key Information — Risk Factors — Risks Relating to Our Business and Industry — The reorganization of our game development studios could materially and adversely affect our results of operations as a portion of the profits from games developed or operated by these studios will be shared with the non-controlling shareholders of these studios.”

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

We release expansion packs, updates and patches for our games on a regular basis. Expansion packs are large enhancements that include many new features and generally require several months to develop. Updates are less extensive than expansion packs, but often include new maps, virtual items and services. We distribute updates electronically through our official game website. Patches are generally designed to fix bugs and are developed and released as needed.

Game Licensing

We license the rights to operate games in China from certain third party developers. In December 2009 we entered into a license agreement to operate Elsword, which was developed by KOG of South Korea, and in January 2010 we entered into a license agreement to operate Allods Online, which was developed by Mail.Ru of Russia. In addition, in March 2013, we entered into a license agreement to operate Cang Tian 2, a 3D MMORPG game developed by WeMade Entertainment of South Korea, and in April 2014 we entered into a license agreement to operate Wildstar, which was developed by Carbine in California, a wholly-owned subsidiary of NCSOFT Corporation of South Korea. The cost of games licensed from third party developers generally consists of an upfront licensing fee, which we typically pay in installments, and royalties, which are equal to a percentage of revenues we generate from operating the games. Generally our license agreements expire three to five years after the commencement of open beta testing. Our licensors also agree to provide us with basic technical support, as well as updates without additional charge.

Acquisitions, Investments and Strategic Cooperation

We have expanded our game portfolio, and our business in general, through acquisitions, investments, and other strategic cooperation arrangements. We have listed some examples of recent acquisitions and equity investments that we have made.

In 2008 we made an investment in the amount of US$50.8 million in 51.com, formerly a China-based social networking company which transitioned into an online game developer and operator in recent years.

In 2009 we made an investment in the amount of US$5.0 million in Mobile Embedded Technology Inc., a mobile platform operating company.

In April 2011, we committed to invest RMB30.0 million in Beijing Innovation Work Investment Center (LP), or Innovation Work, an early-stage China-based internet and technology company investment fund led by Mr. Kai-Fu Lee, a well-known business leader in the internet space in China. As of December 31, 2013, the total amount that we have paid to Innovation Work was RMB22.5 million (US$3.7 million).

In September 2011, we invested US$50 million in the Yunfeng E-Commerce Funds, for the purpose of purchasing ordinary shares of the Alibaba Group Holding Limited, China’s leading e-commerce company. In February 2014, we entered into an agreement to sell all of our limited partnership interest in the Yunfeng E-Commerce Funds to Tiger Global Mautirius Fund for approximately US$199.1 million.

In October 2012, we committed to invest RMB8.0 million in Beijing Dijiang Network Technology Co., Ltd., or Dijiang Network, a mobile game development company. As of December 31, 2013, we paid RMB4.0 million to Dijiang Network.

In May 2013, we committed to invest US$20 million in Yunfeng Fund II, L.P. The fund will make equity and equity-related investments in companies with substantially all of their current and/or future business operations in greater China, with a primary focus on companies in the telecommunications, technology and media, consumer products and healthcare industries. As of December 31, 2013, the total amount we have paid to Yunfeng Fund II, L.P. was US$1.54 million.

In 2013, we invested RMB2.7 million (US$0.4 million) in Beijing Woola Century Technology Co., Ltd, another mobile game development company.

In November 2013, we acquired the remaining 15% equity interest that we did not already own in Beijing Giant Zhengtu through the purchase of Juyan Network which holds this 15% equity interest in Beijing Giant Network. Following the transaction, we hold 51% of this equity interest through Zhengtu Information, 34% through Giant Network and 15% through Juyan Network.

In 2013, we sold approximately 26% of our equity interest in Glorious Mission Network Technology Co. Ltd., or Glorious Mission Network, to one of our co-investors in the company for approximately RMB 9.5 million (US$1.6 million). Glorious Mission Network holds interests in several subsidiaries and was primarily responsible for the development of Glorious Mission, a first person shooter game that is playable from the perspective of China’s military. Following this sale, we continue to hold approximately 19% of the equity interest in Glorious Mission Network.

Distribution and Marketing

Distribution

Most of our games use the free-to-play business model. Players may purchase physical or virtual prepaid game cards and game points from our official game website, internet cafés and other distribution channels. Players may convert game points to virtual coins to purchase a wide range of virtual items and services in our games.

We maintain an official game website for each of the games that we operate and we distribute our game software to players free of charge.

We distribute our physical prepaid game cards through our network of distributors and our virtual prepaid game cards through our official game website as well as distributors. Our physical prepaid game cards generally expire two years after issuance, while our virtual prepaid game cards have no expiration date.

Distribution Network

As of December 31, 2013, our distribution network included more than 100 non-exclusive regional distributors. Our distributors purchase our prepaid game cards from us at a pre-set discount. They subsequently resell these prepaid game cards to retail outlets and sub-distributors, who then distribute them to internet cafés, newsstands, convenience stores, software stores and book stores. We require full payment prior to delivery of prepaid game cards to distributors. We offer our distributors volume-based incentives in the form of prepaid game cards which are accrued for and settled and paid to the distributors every three months.

We generally enter into an annual distribution agreement with a distributor for a designated sales territory. Our distribution agreements contain both sales goals and market penetration ratios, whereby the distributor is required to sell our prepaid game cards in an agreed upon minimum number of internet cafés in their designated territory. We also require each distributor to work closely with us and support our marketing team in marketing and promotional activities. Our distribution agreements are non-exclusive and do not prohibit our distributors from working with our competitors.

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

Licensing of Our Games and Joint Operation

In addition to operating our games in China, we also license our games to overseas online game operators, and other PRC game companies. We currently license for operation in overseas markets ZT Online, ZT Online 2, World of Xianxia, The Golden Land, Genesis of the Empire, The Sky and Supreme Tai Chi. Although the operation territories differ for each game, we currently license games for operation in Taiwan, Hong Kong, Macau, South East Asia, South Korea, Russia, North America and Europe.

Pursuant to our overseas game license agreements, we generally allow the licensees to exclusively operate, promote, service and distribute our games and game-related products in the licensed territories. In return, we are entitled to ongoing royalties, which are based on the consumption of game points by players with game accounts registered with the licensees. The licensees are generally responsible for the sales and marketing of our games in the given territories. The licensees are also responsible for maintenance of the network infrastructure and customer service, while we are responsible for technical support, including providing upgrades and periodic updates of our games, on an if and when available basis. Our overseas license agreements are typically for a term of two to five years.

We also license our webgames and select other games to third parties for operation in China. We currently both self-operate and license to third parties in China The Golden Land. We do not self-operate our other three webgames, consisting of Genesis of the Empire, The Sky and Supreme Tai Chi, but instead license operation to third parties in China. In addition, we have also licensed ZT Online Green Edition to Tencent, and we have licensed the micro-client version of ZT Online 2 to Qihoo 360, each for operation in China.

Marketing

We advertise our games on internet portals such as 17173.com and qq.com, search engines such as baidu.com, internet security service provider’s platforms such as Qihoo 360 Safe Guard, and internet café online platforms such as i-Café Mavin. Our internet advertisements link visitors directly to our game website, where they can register to play our games.

Besides online advertising, we also place commercials on television channels such as Jiangsu Satellite TV Network, flat screen ads on subways and buses in major cities, and LED screens in public areas in order to reach out to a larger audience. These traditional offline ads also help to build our brand awareness.

Due to the social appeal of online games, word-of-mouth is an important means to promote our games. We utilize various social media such as Sina’s Weibo to market our games. One of our major ongoing marketing strategies is to continue to retain our existing players while attracting new players through existing marketing mechanisms.

Payment and Pricing

We sell both physical and virtual prepaid game cards through our network of distributors, and we sell game points through our official game website. Each prepaid game card contains a unique access code and password that requires players to register on our official game website in order to load game points to their game account. Game points, whether purchased through prepaid game cards or directly through our website, may be allocated to any of our online games. Players may then convert their game points to virtual coins in a specific game and use the virtual coins to purchase virtual items or services in the game.

The prepaid game cards offered by our distributors are sold in a variety of denominations, ranging from RMB10 (approximately US$1.7) to RMB500 (approximately US$82.6). Purchasers can also purchase virtual prepaid game points on our official game website for any whole number denomination, starting at a minimum of RMB1 (approximately US$0.17). We generally develop a pricing curve to set the retail prices for the virtual items that we offer in our games. Pricing curves are determined by a number of factors, including the demand and supply of in-game virtual items, power and value that a particular virtual item or service provides, and players’ game playing patterns and spending habits. Since the commercial launch of our first game in January 2006, we have tracked and accumulated player data for all of our games, which provides us with an extensive database of player usage patterns to assist us in determining reasonable pricing curves for the virtual items in our games.

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

As of December 31, 2013, our dedicated customer service team consisted of approximately 335 employees. We expect to maintain our customer service team at approximately the current size in the near future. In addition to providing customer support, our representatives also collect players’ feedback and generate weekly reports for our management and game operation teams to keep them informed of any important issues raised and how problems were solved.

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

Operational Infrastructure

We believe we have a reliable and secure operational infrastructure to fully support our games. As of December 31, 2013, our server network for our game operations consisted of 3,528 servers in 326 server groups with a total capacity to accommodate up to six million concurrent online users. These servers, all of which are owned by us, are located at various internet data centers in the following four major cities throughout China: Shanghai, Beijing, Wuhan and Tianjin. Each server has a fully redundant power supply and diesel power generator backup in case of power shortage.

We directly access the internet backbone network through 76 gigabyte bandwidth lines jointly supplied by China Telecom and China Netcom. Our primary hardware suppliers include Hewlett-Packard, Huawei, Cisco and Dell, and we have entered into agreements with each of them for warranty and maintenance services for our hardware platform. As of December 31, 2013, we employed approximately 120 technical support staff to maintain our current technology infrastructure and develop new software features to further enhance the functionality of our management and security systems.

Competition

Our principal competitors include:

•	domestic online game developers and operators in China, including Tencent Holdings Ltd., Changyou.com Limited, Perfect World Co., Ltd., Shanda Games Limited, NetEase.com; and

•	overseas online game developers that license their games for operation in China, such as Blizzard Entertainment.

Our MMORPGs are currently competing with, among others, the following MMORPGs in China:

•	Fantasy Westward Journey, developed and operated by NetEase.com, Inc.;

•	World of Warcraft, developed by Blizzard Entertainment and operated by NetEase.com, Inc. in China;

•	Tian Long Ba Bu, developed and operated by Changyou.com Limited;

•	Zhu Xian, developed and operated by Perfect World, Co., Ltd.;

•	MIR II, developed by Wemade Entertainment Co. Ltd. and operated by Shanda Games Limited in China;

•	Yu Long Zai Tian, developed and operated by Tencent Holdings Ltd.;

•	The Three Kingdoms, developed and operated by Shanghai Jiangyou Information Technology Co., Ltd.;

•	Havoc in Heaven, developed and operated by Shenzhen Molin Technology Co., Ltd.; and

•	Dragon, developed and operated by Guangzhou Jiuyu Network Technology Co., Ltd.

Other companies may compete with us in marketing activities, quality of online games, and for our distribution network. Some of our competitors have significantly greater financial and marketing resources than we do. For a discussion of risks relating to competition, see “Item 3. Key Information – Risk Factors – Risks Related to Our Business and Industry – We face significant competition, which could reduce our market share and adversely affect our business and net revenue.”

Intellectual Property

Our intellectual property is an essential element of our business operations. Our intellectual property rights include copyrights, trademarks and domain names associated with the name “Zheng Tu” and “ztgame” in China, and other rights associated with our websites, technology platform, self-developed game software and other aspects of our business.

We rely on copyright, trademark, trade secret and other intellectual property law, as well as non-competition, confidentiality and license agreements with our employees, suppliers and business partners, and internal security measures to protect our intellectual property rights. Our employees are generally required to enter into agreements pursuant to which they undertake to keep confidential all information relating to our methods, business and trade secrets during, and for two years after, the period of their employment with us. We also protect our intellectual property, including the server side software for our online games, by maintaining stringent security controls at our offices and by requiring high security standards at the various internet data centers where our servers are housed.

The following table sets forth the software copyright registration information relating to our self-developed and acquired games that we registered with the State Copyright Bureau of China and operated as of March 31, 2014:

Registered Software	Copyright Owner
ZT Online Software Version 3.0	Zhengtu Information

Giant Online Software Version 1.0	Zhengtu Information

ZT Online Classic Software Version 1.0	Zhengtu Information

ZT Online Green Edition Software Version 2.0	Zhengtu Information

King of King III Software Version 2.0	Giant Network

The Golden Land Software Version 1.0	Zhengtu Information

XT Online Software Version 1.0	Snow Wolf Software

ZT Online 2 Software Version 2.0	Zhengju Information

Spirit of Warriors Software Version 2.0	Julun Network

World of Xianxia Software Version 0.6.0.0	Zhengju Information

Genesis of the Empire Version 1.0	Giant Network

The Sky Version 1.0	Giant Network

Supreme Tai Chi Version 1.0	Giant Network

Jianghu Version 1.0	Zhengju Information

We own the rights to over 50 domain names, including but not limited to our official websites and domain names registered in connection with ZT Online franchise. As of December 31, 2013, we own 769 registered trademarks in China and overseas and are in the process of applying for the registration of 304 trademarks in China and 28 trademarks overseas. Despite our precautions, it may be possible for third parties to obtain and use our intellectual property. Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Business — Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business.”

Insurance

Insurance companies in China offer limited business insurance products. We have purchased a public liability insurance policy, which would cover certain third party personal injury or property damage incurred in connection with the operation of our business. Although we also understand that business interruption insurance is available to a limited extent in China, we have determined that, based on the relatively low risk of disruption, the cost of such insurance and the difficulties associated with obtaining such insurance on commercially reasonable terms, it is not practical to purchase such insurance. As a result, other than the public liability insurance policy described above, we do not have any business liability, disruption or litigation insurance coverage for our operations in China. Except for the public liability insurance policy described above, property insurance for our offices and fixed assets, and legally required automobile liability insurance, we do not carry any other property or casualty insurance. Any business disruption or litigation, or any liability or damage to, or caused by, our facilities or our personnel may result in our incurring substantial costs and the diversion of resources. Besides the legally required social insurance, we maintain commercial health insurance and life insurance coverage for all our employees and executive officers. In addition, we maintain director and officer insurance.

Facilities

Our principal offices include approximately 11,200 square meters of space located at No. 3 Building, 700 Yishan Road, Shanghai, which we purchased in 2010. In addition, our principal research and development facilities are located at 988 Zhongkai Road, Zhongshan Street, Songjiang District, Shanghai, in facilities that consist of approximately 7,500 square meters of office space and approximately 91 staff apartments. We lease our Songjiang facilities from Shanghai Jiante, a related party that is controlled by Yuzhu Shi, our chairman. For a discussion of our lease agreement with Shanghai Jiante, see “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions.” We also lease additional office space in Shanghai, Hong Kong, Hangzhou, Beijing and Zhuhai. We believe our existing facilities are adequate for our current requirements and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

Regulation

Our business, including the operation of online games and the posting of online game-related content on our websites, is subject to various PRC laws and regulations relating to the telecommunications industry, the internet and the online game industry, and is regulated by various government authorities, including the State Council, the Ministry of Industry and Information Technology, or MIIT, the State Administration of Press, Publication, Radio, Film and Television, or SAPPRFT, the State Administration for Industry and Commerce, or SAIC, the Ministry of Culture, or MOC, the National Copyright Administration, or NCA, the Ministry of Public Security, or MPS, and the Bureau of State Secrecy, or BSS. For a description of legal risks relating to our ownership structure and business, see “Item 3. Key Information — Risk Factors — Risks Related to the Regulation of Our Business.”

The principal PRC regulations governing internet content as well as online game services in China include:

•	Telecommunications Regulations (2000);

•	the Internet Information Services Administrative Measures (2000);

•	the Administrative Measures on Internet Electronic Bulletin Board Services (2000);

•	the Tentative Measures for Administration of Internet Publication (2002);

•	the Measures on Computer Software Copyright Registration (2002);

•	the Notice of the Ministry of Culture on Enhancing the Supervision of the Internet Culture Market (2002);

•	the Notice on Enhancing the Content Review Work of Online Game Products (2004);

•	Some Opinions of the Ministry of Culture and the Ministry of Information Industry on the Development and Administration of Online Games (2005);

•	the Notice on the Work of Purification of Online Games (2005);

•	the Notice on Strengthening the Administration of Foreign Investment in the Operation of Value-Added Telecommunication Business (2006);

•	the Notice on the Implementation of Online Game Anti-Addiction System to Protect the Physical and Psychological Health of Minors (2007);

•	the Notice Relating to Further Strengthening the Administration Work for Internet Cafés and Internet Games (2007);

•	the Administrative Provisions for the Publishing of Electronic Publications (2008);

•	the Administrative Rules for Foreign Investments in Telecommunications Enterprises (2008);

•	the Administrative Measures for Telecommunications Business Operating Licenses (2009);

•	the Administrative Measures for Software Products (2009);

•	the Notice on Strengthening the Administration of Virtual Currency in Online Games (2009);

•	the Notice Regarding the Consistent Implementation of the Stipulations on “Three Provisions” of the State Council and the Relevant Interpretations of the State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of Pre-examination and Approval of Internet Games and the Examination and Approval of Imported Internet Games (2009);

•	the Notice on Improving and Strengthening the Administration of Content in Online Games (2009);

•	the Tentative Measures for Online Game Administration (2010);

•	the Notice on the Implementation of the Tentative Measures for Online Game Administration (2010);

•	the Tentative Measures for Administration of Internet Culture (2011);

•	the Notice on Issues Relating to the Implementation of the Tentative Measures for Administration of Internet Culture (2011);

•	the Foreign Investment Industrial Guidance Catalogue (revised in 2011);

•	Several Provisions Regulating the Market Order for Internet Information Services (2011);

•	the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in a Stock Incentive Plan of an Overseas Listed Company (2012);

•	Several Provisions on Regulating the Market Order for Internet Information Services (2012);

•	the Decision to Enhance the Protection of Network Information (2012);

•	Provisions on Several Issues Concerning the Application of Law for Trial of Civil Dispute Cases Involving Infringement of the Right to Network Dissemination of Information (2012);

•	Notice of the State Administration of Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment (2012);

•	Notice of the State Administration of Foreign Exchange on Issues concerning the Foreign Exchange Administration of Domestic Individuals’ Participation in Equity Incentive Plans of Overseas Listed Companies (2012);

•	Rules of Protection on Information Network Dissemination Rights (2013);

•	the Administrative Measures for Content Self-review by Internet Culture Business Entities (2013);

•	the Announcement of the Administration of Taxation on Issues concerning the Application of Special Tax Treatment in the Equity Transfer of Non-Resident Enterprises (2013);

•	Decision of the State Council on Temporarily Adjusting Relevant Administrative Regulations and Administrative Approval or Special Administrative Measures on Foreign Investment Access Provided in Documents the State Council in China (Shanghai) Pilot Free Trade Zone;

•	the Integrated Prevention of Minors Online Game Addiction (2013); and

•	Order for the Protection of Telecommunication and Internet User Personal Information.

Restrictions on Foreign Ownership

Current PRC laws and regulations impose substantial restrictions on foreign investors’ ability to engage in online game businesses in China. Pursuant to these regulations, a foreign investor is currently prohibited from owning more than 50% of the equity interest in a foreign-invested telecommunications enterprise that provides value-added telecommunications services. Internet content service is classified as value-added telecommunications business. In addition, foreign-owned enterprises are currently not permitted to apply for several licenses that are essential for online game operations in China. As a result, we conduct our internet content and online game businesses in China through contractual arrangements entered into between one of our PRC subsidiaries, Zhengtu Information and Giant Network, which is wholly owned by Lu Zhang, Wei Liu, Chen Cheng, Tao Yue, Kai Chen, Haixiao Lin, Yonggui Wang, Fabing Qu, Yuliang Feng and Shanghai Lan Lin Bio-Technology Co., Ltd.

In July 2006, the MIIT issued the Notice on Strengthening the Administration of Foreign Investment in the Operation of Value-Added Telecommunication Business, or the MIIT Notice, which reiterates certain provisions under the Administrative Rules on Telecommunications Enterprises. According to the MIIT Notice, foreign investors can only operate a telecommunications business in China by establishing a telecommunications enterprise with a valid telecommunications business operation license. Domestic ICPs are prohibited from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, or providing any resources, sites or facilities to foreign investors to facilitate the illegal operation of telecommunications businesses in China. The MIIT Notice also requires that ICPs (including their shareholders) shall directly own the domain names and registered trademarks that they use in daily operations. The MIIT Notice further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities within its licensed regions. In addition, all value-added telecommunication service providers are required to improve the network and information security, draft relevant information safety administration regulations and set up networks and information safety emergency plans.

In September 2009, the SAPPRFT, the State Bureau of Copyright and the National Office of Combating Pornography and Illegal Publications jointly published the Notice Regarding the Consistent Implementation of the Stipulations on “Three Provisions” of the State Council and the Relevant Interpretations of the State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of Pre-examination and Approval of Internet Games and the Examination and Approval of Imported Internet Games, or the SAPPRFT Notice. The SAPPRFT Notice restates the general principle espoused in recently promulgated regulations that foreign investment is not permitted in businesses that operate internet games in China. Article IV of the SAPPRFT Notice prohibits foreign investors from participating in internet game operating businesses via wholly-owned, equity joint venture or cooperative joint venture investments in China, and from controlling and participating in such businesses directly or indirectly through contractual or technical support arrangements. In the event of a violation of these provisions, SAPPRFT shall, in conjunction with the relevant departments of the State, investigate and handle the same in accordance with the law. In serious cases, the relevant licenses and registrations shall be cancelled. See “Item 3. Key Information — Risk Factors — Risks Related to the Regulation of Our Business — Substantial uncertainties and restrictions exist with respect to the application and implementation of PRC laws and regulations in the online game industry. If the PRC government finds that our past or current structure for our business operations does not comply with PRC laws and regulations, we may lose control of Giant Network, resulting in its deconsolidation, and could be subject to severe penalties, including ceasing our operations.”

In the opinion of management and our PRC counsel, Grandall Law Firm (Shanghai), the ownership structure of Zhengtu Information and Giant Network and our contractual arrangements with Giant Network and its shareholders comply with all existing PRC laws, rules and regulations. However, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there may be changes and other developments in the PRC laws and regulations or their interpretations. Accordingly, we cannot assure you that PRC government authorities will ultimately take a view that is consistent with this opinion.

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

Internet Publishing License. SAPPRFT and the MIIT jointly impose a license requirement on companies that engage in internet publishing, which is defined as any online transmission act by an internet information service provider to select, edit and publish content or programs on the internet, or transmit such content or programs for public browsing, perusal, use or downloading. According to the Tentative Measures for Administration of Internet Publication (2002), the provision of online games is identified as an internet publication activity. Therefore, an online game operator must obtain an internet publishing license from the appropriate administrative authorities in order to carry on its online game businesses in China. Giant Network holds a valid internet publishing license.

In addition to the aforementioned permits and licenses that are required for online game operators, additional approvals or registrations are required with respect to each online game that we operate. These include those described below under “Regulation of Internet Content” and “Regulation of Information Security.”

Regulation of Internet Content

The PRC government promulgates measures relating to internet content through a number of ministries and agencies, including the MIIT, the MOC and SAPPRFT. These measures specifically prohibit internet activities, which include the operation of online games, that result in the publication of any content which is found to propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of China, or compromise State security or secrets. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its operations.

Under the Administrative Provisions on the Publishing of Electronic Publications promulgated on February 21, 2008, and other regulations issued by SAPPRFT, if a PRC company is contractually authorized to publish online games imported or licensed from abroad, it must obtain the approval of, and register the copyright license contract with SAPPRFT. In addition, according to the Notice on the Work of Purification of Online Games jointly issued by the MOC, the MIIT and other governmental authorities in June 2005, online games software that will be operated in China must be registered and filed as software products in accordance with the Administrative Measures on Software Products.

In accordance with the Notice on Enhancing the Content Review Work of Online Game Products (2004) promulgated by the MOC, imported and domestic online games are subject to a content review by or filing with the MOC prior to operation in China. On April 24, 2009, the MOC issued the Public Announcement on Regulating Applications for the Examination of the Content of Imported Online Game, or the MOC Announcement. The MOC Announcement emphasizes that enterprises operating imported online games must have the content of those games examined and approved by the MOC. On November 13, 2009, the MOC issued the Circular on Improving and Strengthening the Administration of Content in Online Games. This circular emphasizes that a correct culture value tendency shall be maintained to enhance the culture implication in online games, and game features such as leveling up by killing beasts, the player kill or PK system and the marriage system shall be restricted through registration guidance and technical measures to protect minors. This circular also requires online game operators to establish and maintain committees to monitor game content.

On June 3, 2010, the MOC issued the Tentative Measures for Online Game Administration, or the Online Game Measures. The Online Game Measures defines “online games” as “game products and services composed of software programs and information databases, provided via the internet or mobile networks or other information networks” and requires domestic online games to be filed with the MOC within 30 days of their initial launch, as well as in the event of any substantial change to the game, such as prominent modification to a game’s storyline, language, tasks or trading system. The Online Game Measures also require that all imported online games be subject to content review prior to their launch.

On July 30, 2010, the MOC issued the Notice on the Implementation of the Tentative Measures for Online Game Administration. This notice emphasizes the protection of minors playing online games and requests online game operators to promote real-name registration of their game users.

On December 29, 2011, the MIIT issued Several Provisions Regulating the Market Order for Internet Information Services. These provisions indicate that MIIT will supervise internet information service activities according to law and that internet information service providers are not allowed to conduct certain activities such as maliciously interfering with the services of other internet service providers, maliciously interfering with the download, installation, operation and upgrade of software products related to internet information services, fabricating or spreading false statements that prejudice the legitimate interests of other internet service providers, and defaming the services or products of other internet service providers.

On August 12, 2013, the MOC issued the Administrative Measures for Content Self-review by Internet Culture Business Entities, or the Content Self-review Administrative Measure. The Administrative Measures require Internet culture business entities to review the content of products and services to be provided prior to providing such content and services to the public. The content management system of an Internet culture business entity is required to specify the responsibilities, standards and processes for content review as well as accountability measures, and is required be filed with the local provincial branch of the MOC.

Regulation of Information Security

Internet content in China is also regulated and restricted in relation to state security. The Standing Committee of the National People’s Congress, China’s national legislative body, in 2000 enacted the Decision on Internet Security Protection in 2000, which was amended in August 2009, pursuant to which offenders can be subject to criminal punishment if they engage in any effort to gain improper entry into a computer or system of strategic importance, disseminate politically disruptive information, leak state secrets, spread false commercial information, or infringe intellectual property rights.

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

In addition, the PRC Law on the Preservation of State Secrets requires an internet service provider to discontinue disseminating any information it believes disclose state secrets and to report to the state security and public security authorities. Failure to do so on a timely and adequate basis may subject the internet service provider to liability and penalties.

Import and Export Regulation

Our ability to license intellectual property rights to online games developed outside of China, including for the purposes of these rules Hong Kong, Macau and Taiwan, is subject to several regulatory restrictions. We are required to obtain the approval of SAPPRFT for each imported internet game. In the event our imported internet games have not been examined and approved by SAPPRFT, SAPPRFT may instruct the relevant local department for the administration of press and publication to ban those games, and suspend their operation, and inform the department for the administration of telecommunications to cancel the relevant internet access service and close down the related websites. The Ministry of Commerce requires us to register any agreement with an exporter of technology, including those exporters based in Hong Kong, Macau, Taiwan and areas outside of China, whenever we import technologies such as online game software into China. In addition, the Ministry of Culture requires us to submit each online game that we wish to import for content review and approval. If we import into China and operate online games without obtaining game content approval, the Ministry of Culture may impose certain penalties on us, including the revocation of our internet culture operation license that is required to operate online games in China. Furthermore, the State Copyright Bureau requires us to register copyright license agreements that relate to imported software. Without completing registration with the State Copyright Bureau, we are not permitted to publish or reproduce imported game software in China. The Ministry of Information Industry also requires us to register online games that we wish to import in order to operate those imported online games in China.

Our ability to export our software is regulated in various ways. According to the Software Export Administration and Statistic Measures jointly issued by the Ministry of Commerce, the Ministry of Science and Technology, the National Bureau of Statistics of China and SAFE on October 25, 2001, we are required to submit our software export contracts to the data center of the Ministry of Commerce and obtain a registration license. In addition, if the software is deemed to be software for which exports are restricted, we are required to obtain the Ministry of Commerce’s approval before we may begin substantial negotiations regarding the software export and we are also required to obtain an approval certificate from the Ministry of Commerce before we sign the software export contract. If our software is deemed to contain a national secret, we must obtain approval from the Ministry of Science and Technology before we may commence substantial negotiations regarding the software export. Although these rules to not contain any explicit penalties for failure to comply with such registration requirements, failure to register an agreement where such registration is required may result in restrictions concerning foreign exchange, banking and taxation matters relating to such agreements. We have not registered all of the game license agreements under which we authorize overseas third-party online game operators to operate our online games, and so far we have not encountered any problems with respect to foreign exchange, banking and taxation matters relating to our license agreements, nor have we received any notice from any governmental authority requiring us to complete the registration of our game license agreements. See “Item 3. Key Information — Risk Factors — Risks Related to the Regulation of Our Business — We have not registered license agreements for all of our internationally exported games with the relevant PRC governmental authorities, which may result in certain restrictions that could impair our ability to expand our business internationally.”

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

Software Copyright Regulations

In order to protect the rights and interests of computer software copyright owners, on December 20, 2001 the State Council enacted Regulations on the Protection of Computer Software. Subsequently, the State Bureau of Copyright formulated the Measures on the Registration of Computer Software Copyrights on February 20, 2002. According to the Regulations on the Protection of Computer Software, anyone who publishes, revises or translates computer software without the owner’s approval shall be civilly liable. For the software copyrights of legal persons or other organizations, the term of protection for the software copyright is 50 years, ending on December 31st of the fiftieth year after the first publication of the software. The software copyright owner may follow the registration procedures of the State Bureau of Copyright and obtain a Software Copyright Registration Certificate, which is prima facie evidence of copyright ownership.

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

Internet Café Regulation

Internet cafés are required to obtain an internet culture operation license from the MOC and then register with the SAIC, and are subject to requirements and regulations with respect to their location, size, number of computers, business hours and the age limit of customers. For instance, internet cafés are not permitted to operate during the hours from 12 a.m. to 8 a.m. or to allow minors to enter. The PRC government has promulgated several regulations that increase restrictions on internet cafés, which are currently one of the primary retail outlets for our prepaid game cards. A notice jointly issued by 14 PRC national government authorities, including the MIIT, the MOC and the SAPPRFT in February 2007, suspended nationwide approval for the establishment of new internet cafés and enhanced the punishment for internet cafés admitting minors. In 2008, 2009 and 2010, the MOC, the SAIC and other relevant government authorities, individually or jointly, issued several notices which provide various ways to strengthen the regulation of internet cafés, including investigating and punishing internet cafés that admit minors, punishing internet cafés without valid licenses, limiting the total number of internet cafés, screening unlawful games and websites, and improving the coordination of internet café and online game regulation. See “Item 3. Key Information — Risk Factors — Risks Related to the Regulation of Our Business — intensified government regulation of internet cafés could limit our ability to maintain or increase our net revenues and expand our customer base.”

Virtual Currency Regulations

According to the Notice Relating to Further Strengthening the Administration Work for Internet Cafés and Internet Games, the People’s Bank of China has been directed to strengthen the administration of virtual currency in internet games to avoid any adverse impact to the real economy. This notice provides that the total amount of virtual currency issued by internet game operators and the amount purchased by individual users should be strictly limited, the virtual transactions and the real transactions by way of electronic commerce should be strictly divided, and virtual currency should only be used to purchase virtual goods.

In June 2009, the MOC and the Ministry of Commerce jointly published the Notice on Strengthening the Administration Work of Virtual Currency in Online Games, or the Virtual Currency Notice, which required businesses that (i) issue online game virtual currency in the form of prepaid cards and/or pre-payment or prepaid card points or (ii) offer online game virtual currency transaction services, to apply for approval from the MOC through its provincial branches within three months following the date of such notice. The Virtual Currency Notice prohibits businesses that issue online game virtual currency from providing services that would enable the trading of such virtual currency. Any business that fails to submit the requisite application will be subject to sanctions, including but not limited to warnings, mandatory corrective measures and fines. The Virtual Currency Notice also prohibits online game operators from allocating virtual items or virtual currency to players based on random selection through lucky draw, wager or lottery which involves cash or virtual currency directly paid by the players. The Virtual Currency Notice also prohibits game operators from issuing virtual currency to game players through means other than sale to game players in exchange for legal currency. Moreover, any businesses that do not provide online game virtual currency transaction services are required to adopt technical measures to restrict the transfer of online game virtual currency among accounts of different game players.

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

Privacy Protection

PRC law does not prohibit internet content providers from collecting and analyzing the personal information of their users. We require our players to accept an end user license agreement pursuant to which they agree to provide certain personal information to us. PRC law prohibits internet content providers from disclosing to third parties any information transmitted by users through their networks unless otherwise permitted by law. If an internet content provider violates these regulations, the MIIT or its local bureaus may impose penalties, and the internet content provider may be liable for damages caused to its users. In addition, the MIIT promulgated Several Provisions on Regulating the Market Order for Internet Information Services, which became effective as of March 15, 2012. This regulation stipulates that ICPs may not, without users’ consent, collect information on users that can be used, alone or in combination with other information, to identify the user, or User Personal Information, and may not provide any User Personal Information to third parties without user prior consent. ICPs may only collect User Personal Information necessary to provide their services and must expressly inform the users of the method, content and purpose of the collection and processing of such User Personal Information. In addition, an ICP may use User Personal Information only for the stated purposes under the ICP’s scope of services. ICPs are also required to ensure the proper security of User Personal Information, and take immediate remedial measures if User Personal Information is suspected to have been disclosed. If the consequences of any such disclosure are expected to be serious, the ICP must immediately report the incident to the telecommunications regulatory authorities and cooperate with the authorities in their investigations. In addition, the PRC government has the power and authority to order ICPs to submit personal information of an internet user if such user posts any prohibited content or engages in any illegal activity on the internet.

On December 28, 2012, the Standing Committee of the National People’s Congress enacted the Decision to Enhance the Protection of Network Information, or the Information Protection Decision, to further enhance the protection of User Personal Information in electronic form. The Information Protection Decision provides that ICPs must expressly inform their users of the purpose, manner and scope of the ICP’s collection and use of User Personal Information, publish the ICP’s standards for their collection and use of User Personal Information, and collect and use User Personal Information only with the consent of the users and only within the scope of such consent. The Information Protection Decision also mandates that ICPs and their employees must keep strictly confidential User Personal Information that they collect, and that ICPs must take such technical and other measures as are necessary to safeguard the information against disclosure.

On July 16, 2013, the MIIT issued the Order for the Protection of Telecommunication and Internet User Personal Information or the Order. Most requirements under the Order that are relevant to ICP operators are consistent with the requirements already established under the MIIT provisions as discussed elsewhere in this annual report. Under the Order, these requirements are often stricter and have a wider scope. If an ICP operator wishes to collect or use personal information, it may do so only if such collection is necessary for the services it provides. Further, the operator must disclose to its users the purpose, method and scope of any such collection or use, and must obtain consent from its users whose information is being collected or used. ICP operators are also required to establish and publish their rules relating to personal information collection or use, keep any collected information strictly confidential, and take technological and other measures to maintain the security of such information. ICP operators are required to cease any collection or use of the user personal information, and de-register the relevant user account, when a given user stops using the relevant Internet service. ICP operators are further prohibited from divulging, distorting or destroying any such personal information, or selling or providing such information unlawfully to other parties. In addition, if an ICP operator appoints an agent to undertake any marketing or technical services that involve the collection or use of personal information, the ICP operator is still required to supervise and manage the protection of the information. As to penalties, in very broad terms, the Order states that violators may face warnings, fines, and disclosure to the public and, in severe cases, criminal liability.

Protection of Minors

In April 2007, eight government authorities, including among others the MIIT, SAPPRFT and the Ministry of Education, jointly issued the Notice on the Implementation of Online Game Anti-Addiction System to Protect the Physical and Psychological Health of Minors, or the Anti-Addiction Notice, requiring all PRC game operators to adopt an “anti-addiction system” in an effort to curb addictive behavior by minors under the age of 18. Under the Anti-Addiction Notice, three hours or less of continuous play by minors is considered to be “healthy,” three to five hours of continuous play by minors is considered to be “fatiguing,” and five hours or more of continuous play by minors is considered to be “unhealthy.” Game operators are required to reduce the value of game benefits by half if the minor player has reached the “fatiguing” level, and to reduce the value of game benefits to zero if the minor player has reached the “unhealthy” level. The Anti-Addiction Notice does not limit adults’ playing time. In order to implement the Anti-Addiction Notice, game operators must adopt a real-name registration system, which will require online game players to register their real identification information before they can play online games to verify their age and identity. Failure to comply with the requirements under the Anti-Addiction Notice may subject us to penalties, including but not limited to suspension of our operation of online games, revocation of our game operation licenses and approvals, rejection or suspension of our application for approvals, licenses, or filings for any new game, or prohibiting us from operating any new game.

On January 15, 2011, MOC, MIIT and six other central government authorities jointly issued a circular entitled Implementation of Online Game Monitor System of the Guardians of Minors, or the Monitor System Circular, aiming to provide specific protection measures to monitor the online game activities of minors and curb addictive online game playing behaviors of minors. Pursuant to the Monitor System Circular, online game operators are required to maintain a parental communication system, monitor the online game activities of minors, and suspend the account of a minor if so requested by the minor’s parents or guardians. The monitoring system was formally implemented on March 1, 2011.

On July 1, 2011, the SAPPRFT, the MIIT, the Ministry of Education and five other governmental authorities issued a Notice on Initializing the Verification of Real-Name Registration for the Anti-Addiction System on Internet Games, or the Real-Name Registration Notice to strengthen the implementation of the anti-addiction system and real-name registration. The Real-Name Registration Notice’s main focus is to prevent minors from using an adult’s identification information to play internet games and, accordingly, the notice imposes stringent punishments on online game operators that do not implement the required anti-addiction and real-name registration measures properly and effectively. The most severe punishment contemplated by the Real-Name Registration Notice includes suspension of online game operations, revocation of a game operator’s licenses and approvals, rejection or suspension of a game operator’s application for approvals, licenses, or filings for any new game.

In February 2013, 15 PRC government authorities, including the Ministry of Education, the MOC and the MIIT, jointly issued the Work Plan for the Integrated Prevention of Minors Online Game Addiction, or the Work Plan, implementing integrated measures by different authorities to prevent minors from being addicted to online games. Under the Work Plan, the current relevant regulations regarding online games will be further clarified and additional implementation rules will be issued; and as a result, online game operators will be required to implement measures to protect minors.

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

Under the PRC Social Insurance Law and the Administrative Measures on Housing Fund, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance and housing funds and employers are required, together with their employees or separately, to pay the social insurance premiums and housing funds for their employees.

Overseas Investment by Domestic Resident Regulations

In October 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fundraising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75. Under Notice 75, PRC residents, whether natural or legal person, must register with the relevant local SAFE branch prior to their establishment or control of an offshore entity established for the purpose of overseas equity financing involving onshore assets or equity interests held by them, and must also make filings with SAFE thereafter upon the occurrence of certain material capital changes. The notice applies retroactively to direct or indirect investments previously made by PRC residents in offshore companies. From then on, SAFE has issued a series of subsequent guidance to its local branches for implementing Notice 75, including the most recent Notice of the State Administration of Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, or Circular 59 and Notice of the General Affairs Department of the State Administration of Foreign Exchange on Issuing the Operating Rules for the Notice of the State Administration of Foreign Exchange on the Relevant Issues about Foreign Exchange Control over the Financing and Return Investment of Domestic Residents through Overseas Special Purpose Companies, or Circular 106. Circular 59 and Circular 106 standardize more specific and stringent supervision on the registration and supplemental registration for established special purpose vehicles, or SPVs, relating to Notice 75. Specifically it requires PRC residents holding any equity interest in SPVs, directly or indirectly, controlling or nominal, to register with SAFE and imposes obligations on the PRC subsidiaries of SPVs to encourage the relevant PRC residents to comply with their registration requirements. In addition, Notice of the State Administration of Foreign Exchange on Issues concerning the Foreign Exchange Administration of Domestic Individuals’ Participation in Equity Incentive Plans of Overseas Listed Companies, or Circular 7 requires registration with SAFE of stock options granted by overseas listed companies to any PRC individuals. The registration and filing procedures under Notice 75 and relevant regulations referred to hereinbefore are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholders loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, income at liquidation, equity sale proceeds, or the return of funds upon a capital reduction.

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
100%
Eddia International (British Virgin Islands)
100%
Giant HK (Hong Kong, China)
100%
Zhengtu Information (China)
100%
Zhuhai Zhengtu (China)
100%
Zhengduo Information (China)
100%
Jumao Culture (China)
40.76%
Snow Wolf Software (China)
(6)
51%
Jujia Network (China)
51%
Juhuo Network (China)
51%
Juhuan Network (China)
100%
Juyan Network (China)
100%
Juxiao Real Estate (China)
70%
Jujia Network II (China)
100%
Zhengju Information (China)
51%
Juquan Network (China)
51%
15%
Beijing Giant Zhengtu (China)
34%
(2), (3)
5.1%
Yuliang Feng
4%
Haixiao Lin
1.3%
Wei Liu
1.3%
Chen Cheng
(4)
Shanghai Lanlin Bio-Technology Co., Ltd. (China)
80%
Giant Network (China)
(7)
1%
Lv Zhang
1.1%
Tao Yue
0.8%
Fabing Qu
0.8%
Yonggui Wang
4.6%
Kai Chen
(5)
51%
Juhe Network (China)
51%
Juxin Network (China)
51%
Jujia Network III (China)
51%
Haishen Network (China)
51%
Juzi Information (China)
100%
Julun Network (China)
100%
Giant Mobile (China)

(1)	For risks relating to our current corporate structure, see “Risk Factors — Risks Related to the Regulation of Our Business.”
(2)	Agreements that provide us with effective control over Giant Network, include irrevocable powers of attorney, share pledge agreements, purchase options and cooperation agreements, asset purchase option agreement.
(3)	The economic benefits and losses of Giant Network accrue to Zhengtu Information pursuant to an exclusive technical consulting and services agreement, and an online game software sales and licensing agreement.
(4)	Shanghai Lanlin Bio-Technology Co., Ltd., or Shanghai Lanlin, is wholly beneficially owned by Yuzhu Shi, our chairman, through (i) his 95% interest in Giant Investment Co., Ltd. (which holds a 90% interest in Shanghai Lanlin), (ii) a written statement by Jinhua Niu (who holds a 5% interest in Giant Investment Co., Ltd.) disclaiming all ownership rights in Giant Investment Co., Ltd. in favor of Yuzhu Shi and (iii) a proxy shareholding agreement with Kai Chen (who holds a 10% interest in Shanghai Lanlin) which gives Yuzhu Shi all beneficial ownership rights of Kai Chen’s shares in Shanghai Lanlin.
(5)	Kai Chen holds 0.6% on his own behalf, 0.8% on behalf of Min Tang, 0.5% on behalf of Yonghua Lu, 0.3% on behalf of Yong Chu, 0.6% on behalf of Yongjun Fei, 0.2% on behalf of Zhaoyou Huang, 0.3% on behalf of Wenqing Wang, 0.2% on behalf of Jin Xu, 0.8% on behalf of Yan Zeng and 0.3% on behalf of Lianlong Zhang.
(6)	Zhengtu Information owns 40.76% of the equity interest in Snow Wolf Software, but pursuant to contractual arrangements holds 51.07% of the voting right.
(7)	In March 2014, Giant Network increased its registered capital through a capital contribution of RMB2.5 million from Shanghai Lanlin, which increased Shanghai Lanlin’s equity percentage in Giant Network from 75% to 80%, with a proportionate dilution of the equity percentage of the other equity holders.

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

In addition, after Giant Network has increased its registered capital by a capital contribution of RMB2.5 million by Shanghai Lanlin, Shanghai Lanlin entered into a share pledge agreement dated March 18, 2014 with Zhengtu Information and Giant Network, or the 80% Share Pledge Agreement, pursuant to which Shanghai Lanlin has pledged all of its equity interests in Giant Network, equal to 80% of equity interests of Giant Network in total, to Zhengtu Information to guarantee (i) the contractual obligations of Shanghai Lanlin under the power of attorney dated September 7, 2006; (ii) the contractual obligations of Shanghai Lanlin and Giant Network under the purchase option and cooperation agreement dated September 7, 2006, asset purchase agreement dated March 18, 2014 and this share pledge agreement dated March 18, 2014; and (iii) the contractual obligations of Giant Network under the relevant service agreements including the exclusive technical consulting and service agreement, the online game software sales and licensing agreement and other paid services or licensing agreements that are entered into between Zhengtu Information and Giant Network from time to time. Shanghai Lanlin, as pledger, agreed that, without the prior written consent of Zhengtu Information, it will not transfer or create a pledge over its equity interests in Giant Network. Giant Network also guaranteed that, without the prior written consent of Zhengtu Information, it will not assist or allow Shanghai Lanlin to transfer or create a pledge over its equity interests in Giant Network.

If Giant Network or Shanghai Lanlin breaches its respective contractual obligations under the 80% Share Pledge Agreement, Zhengtu Information, as pledgee, will be entitled to seek all the remedies for breach permissible by PRC law and the relevant provisions under the 80% Share Pledge Agreement, including but not limited to sell or auction the pledged shares to get repayment in priority. The agreement will continue to be effective until the performance of the contractual obligations under the relevant agreements.

The 80% Share Pledge Agreement by Shanghai Lanlin has been registered with the local PRC Administration of Industry and Commerce on March 28, 2014.

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

Asset Purchase Option Agreement.

Pursuant to the asset purchase option agreement dated March 18, 2014 among Zhengtu Information, Giant Network and Shanghai Lanlin, Giant Network has irrevocably and unconditionally granted Zhengtu Information or its designee an exclusive option to purchase, at any time if and when permitted under PRC law, all or any portion of its assets for an aggregate purchase price of the net book value of such assets, or the minimum price permissible by PRC law. Shanghai Lanlin, which holds a 80% interest in Giant Network, has agreed Giant Network to grant such asset purchase option to Zhengtu Information. The agreement will continue to be effective until all assets in Giant Network have been transferred to Zhengtu Information or its designee.

Exclusive Technical Consulting and Services Agreement and Online Game Software Sales and Licensing Agreement between Zhengtu Information and Giant Network

We have entered into a series of contractual arrangements with Giant Network through our PRC subsidiary Zhengtu Information, pursuant to which economic interests in Giant Network are transferred to us and financial results of Giant Network are consolidated in our financial statements:

Exclusive Technical Consulting and Service Agreements.

Pursuant to the original exclusive technical consulting and services agreement dated September 7, 2006, Zhengtu Information is the exclusive provider of technical support and consulting services to Giant Network in exchange for service fees, which are determined with reference to the costs and expenses incurred by Zhengtu Information and Giant Network. Under this agreement, Giant Network may not, among other things, transfer its rights and obligations thereunder to any third party without the prior written consent of Zhengtu Information. If Giant Network breaches the exclusive technical consulting and service agreement, Zhengtu Information can demand such breaches be corrected within sixty days and is entitled to receive compensation for all damages and losses. This agreement has a term of ten years and is renewable at the option of Zhengtu Information. In January 2012, Zhengtu Information and Giant Network entered into a supplemental agreement, pursuant to which Zhengtu Information allowed Zhengju Information to serve as the exclusive service provider for technical support and consulting services to Giant Network in connection with the operation of ZT Online 2. In March 2014, Zhengtu Information and Giant Network entered into an additional supplemental agreement which clarified that Giant Network shall have a right to damages, but not a right to terminate, if Zhengtu Information breaches the exclusive technical consulting and services agreement.

Online Game Software Sales and Licensing Agreements.

Under the online game software sales and licensing agreement dated September 6, 2006 and its supplemental agreements between Zhengtu Information and Giant Network, Zhengtu Information has agreed to grant Giant Network an exclusive license within China to operate our games, including ZT Online and Giant Online, and to sell certain other game-related products. In March 2014, Zhengtu Information and Giant Network entered into another supplemental agreement which clarified that Giant Network shall have a right to damages, but not a right to terminate, if Zhengtu Information breaches the online game software sales and licensing agreement. See “Item 3. Key Information – Risk Factors – Risks Related to the Regulation of Our Business – The contractual arrangements with Giant Network and its shareholders, which relate to critical aspects of our operations, may not be as effective in providing operational control as direct ownership. In addition, these arrangements may be difficult and costly to enforce.”

Exclusive Technical Consulting and Services Agreement and Online Game Software Sales and Licensing Agreement between Zhengju Information and Giant Network

In 2011, one of our PRC subsidiaries, Zhengju Information, was recognized as a software development enterprise and subject to the preferential tax treatment from 2012. Accordingly, we registered the software copyright of ZT Online 2 and World of Xianxia under the name of Zhengju Information. Pursuant to exclusive technical consulting and services agreements entered into in 2012 and 2013 between Zhengju Information and Giant Network, Zhengju Information provides Giant Network with technical support and consulting services in exchange for service fees in connection with ZT Online 2, World of Xianxia, Allods Online and Elsword. The amount of the service fees under the aforementioned agreements are determined with reference to the costs and expenses incurred by both parties. Both of the agreements has a term of ten years and is renewable at the option of Zhengju Information.

Zhengju Information has also granted Giant Network an exclusive license within China to distribute and operate ZT Online 2 and World of Xianxia, two of our self-developed MMORPGs, through various online game software sales and licensing agreements as amended from time to time. Pursuant to these agreements, Giant Network pays a monthly royalty fee, while Zhengju Information retains ownership of all of the intellectual property rights associated with these games. These agreements will continue to be effective until both parties agree to terminate the agreements.

In addition, Zhengju Information has granted Giant Network an exclusive sublicense within China to distribute and operate Elsword and Allods Online, two online games that we have licensed from third party developers. Pursuant to these sublicenses, Giant Network pays Zhengju Information a monthly royalty. Zhengju Information has received exclusive licenses from the owners and developers of Elsword and Allods Online, respectively, who retain all the intellectual property rights associated with these two games.

Sales and Licensing Agreement and Technical Consulting Service Agreement that Transfer Economic Benefits from Giant Network to Our Game Development Studios.

In 2008, we introduced Win@Giant, an incubation program designed to identify, recruit and incentivize talented individuals in the areas of game design and development. In 2009, in connection with our Win@Giant initiative, we began reorganizing our game development studios by establishing various subsidiaries that are 51% owned by us and 49% owned by the key members of the relevant development team. Each reorganized studio is only focused on producing and supporting internally developed games, which we believe gives them greater incentive to make their games commercially successful. Currently, ZT Online 2 is supported by Jujia Network, Giant Online and World of Xianxia are supported by Juhuo Network and XT Online is supported by Snow Wolf Software. Set forth below is a summary of the contractual arrangements pursuant to which Giant Network transfers portion of the revenue generated by these games to the relevant reorganized studio.

Pursuant to a series of platform software and game software sales and licensing agreements, as amended from time to time, certain of our 51% owned game development studios license to Giant Network on an exclusive basis the platform software for a game they support, or the online game they developed, in exchange for a fixed initial fee and a monthly royalty fee. Pursuant to these arrangements, Giant Network holds an exclusive license to the platform software for ZT Online 2 from Jujia Network, for World of Xianxia and Giant Online from Juhuo Network, and for XT Online from Snow Wolf Software.

In addition, pursuant to the technical consulting and service agreement dated December 5, 2013 and January 2, 2014, Jujia Network and Juhuo Network, respectively, agreed to provide Giant Network with technical support and consulting services in connection with the business of Giant Network in exchange for service fees. The amount of these service fees are determined with reference to the costs and expenses incurred by both parties. Both of the agreements have a term of five years and are renewable at the option of Jujia Network or Juhuo Network, respectively.

During the years ended December 31, 2011, 2012 and 2013, total fees charged under the exclusive technical consulting and services agreements, online game software sales and licensing agreements and platform software sales and licensing agreements summarized above totaled approximately RMB1,474 million, RMB1,776 million and RMB1,777 million (US$294 million), respectively, which represented substantially all of Giant Network’s operating profits for each of these three years.

“Going Private” Transaction

On November 25, 2013, we received a preliminary, non-binding proposal from the buyer consortium (which at the time comprised Mr. Yuzhu Shi, our founder and chairman, and Baring Private Equity Asia, or Baring) to acquire all of our outstanding shares and ADSs not currently owned by Mr. Yuzhu Shi (and possibly other rollover shareholders) in a going private transaction for US$11.75 per share or per ADS in cash, subject to certain conditions. Our board of directors has formed a special committee of independent directors to consider the proposal, which retained two financial advisors and legal counsel to assist it in this process. Upon the unanimous recommendation of the special committee and unanimous approval of our board of directors (except for Mr. Yuzhu Shi who abstained himself from voting on the proposal), on March 17, 2014, we entered into an Agreement and Plan of Merger, or the Merger Agreement, which would effectuate the going private proposal, with Giant Investment Limited, or the Parent, and Giant Merger Limited, or the Merger Sub. Pursuant to the terms and subject to the conditions of the Merger Agreement, Merger Sub would merge with and into us, and we would survive as a wholly-owned subsidiary of Parent. In connection with and at the effective time of the merger, each of our shares or ADSs that is outstanding immediately prior to the effective time of the merger would be cancelled in consideration for the right to receive $12.00 in cash without interest, except for those shares beneficially owned by the “Rollover Holders” as defined in the Merger Agreement, which shares would be cancelled for no consideration at the effective time of the merger, subject to applicable dissenters rights. If the merger closes pursuant to the Merger Agreement, we would cease to be listed on the New York Stock Exchange, or the NYSE, or a public reporting company in the U.S. The Merger Agreement is subject to closing conditions, including certain shareholder approvals, and there can be no assurance that this or any other transaction will be approved or consummated.

D. Property, Plant and Equipment

See “Item 4. Information on the Company — Business Overview — Facilities” and “Information on the Company — Operational Infrastructure.”

ITEM 4A. UNRESOLVED STAFF COMMENTS

There are no unresolved staff comments.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, or the Exchange Act. See “Introduction — Forward Looking Statements.” In evaluating our business, you should carefully consider the information provided under Item 3.D, “Key Information — Risk Factors.” We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Operating Results

Overview

We are a leading online game developer and operator in China. We focus on massively multiplayer online role playing games, or MMORPGs, which are played through networked game servers on which tens of thousands of players are able to simultaneously connect and interact.

In 2006, we commercially launched ZT Online, our first internally-developed MMORPG game. We currently operate fifteen online games, among which twelve are self-developed, including the four games in the ZT Online franchise.

We offer virtual items and services available for in-game purchase in our free-to-play games. Players of our games can obtain virtual items and services by using game points purchased through our distribution network in the form of physical or virtual prepaid game cards or directly on our official game website.

In addition to our historical success with internally developed games, we have expanded our game pipeline by licensing games from third party developers. In December 2009 and January 2010, respectively, we acquired the exclusive China operation licenses for Elsword, a 3D Casual MMO, and Allods Online, a 3D MMORPG. Elsword was commercially launched in the fourth quarter of 2011 while Allods Online was commercially launched in the third quarter of 2012. In addition, in March 2013, we acquired the exclusive China operation license for Cang Tian 2, a 3D MMORPG game developed by WeMade Entertainment of South Korea, and in April 2014, we acquired the exclusive China operation license for Wildstar, a MMORPG game developed by Carbine in California, a wholly-owned subsidiary of NCSOFT Corporation of South Korea.

Although substantially all of our revenues are generated through our own game operations in China, we also derive revenues from licensing our games to third party operators in other territories including other parts of Asia, North America, Europe, Russia and other Russian speaking territories.

In 2011, 2012 and 2013, our net revenues were RMB1,792.2 million, RMB2,152.0 million and RMB2,355.5 million (US$389.1 million), respectively. Our net income for the same years was RMB906.4 million, RMB1,072.0 million and RMB1,335.8 million (US$220.7 million), respectively. As of December 31, 2011, December 31, 2012 and December 31, 2013, deferred revenues and advances from distributors totaled RMB611.5 million, RMB579.5 million and RMB436.3 million (US$72.1 million), respectively. Deferred revenues and advances from distributors represent amounts that we have received from sales of our prepaid game cards and game points that have not yet been recognized as net revenues.

Our PCU for all of the games we operate in China were 2,339,000, 2,370,000 and 2,319,000 for 2011, 2012 and 2013, respectively. Our ACU for 2011, 2012, and 2013, calculated using an average of our quarterly ACU were 642,000, 691,000 and 697,000, respectively.

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

Company-specific factors that may affect our future financial condition and results of operations include the following:

•	the availability, quality and playability of our games;

•	the number of games that we offer players, and our pricing relative to our competitors;

•	the popularity of our competitors’ games and the growing competitiveness in the market;

•	our research and development expenses, which tend to be higher during the development stage of a new game as we need to hire additional developers, and our ability to incorporate the latest gaming technologies and graphics into our games;

•	the reorganization of our game development studios and the profit sharing mechanism in connection with such reorganization;

•	cost of expansion and purchase of servers and equipment in anticipation of new games;

•	changes in our game rules and the corresponding impact on player behaviors and purchasing patterns;

•	the quality, variety and popularity of virtual items and services available for purchase in our free-to-play games and related in-game promotional efforts;

•	license fees and royalty payments for games which we license from third party developers;

•	the amount of overseas licensing net revenues generated through our licensing arrangements with operators of our games;

•	our introduction of new online games, which may attract players away from our established games, and the mix of sales of our games;

•	change in pricing strategies for our new games and its impact on our operating metrics;

•	the mix of sales through our distributors (who purchase prepaid game cards at a discount to their face value) and direct sales of game points to players through our website;

•	the breadth and depth of our distribution network and the corresponding availability of our prepaid game cards;

•	the success of our advertising and promotional efforts;

•	seasonality of our sales of prepaid game cards and revenue recognition based on our game players’ behavior, during and around the Chinese New Year holidays in the first quarter and the National Day holidays in the fourth quarter, when fewer of our targeted players play our games;

•	the period of time over which we recognize revenue for virtual items in our free-to-play games, which in certain cases is based on the estimated lifespan of those virtual items, as adjusted from time to time; and

•	the success of our investments and merger and acquisition activities.

Reorganization of Our Game Development Studios

As a result of our game development studio reorganization, which began in 2009, a portion of the net income generated by games developed or supported by our game development studios is attributed to the non-controlling shareholders of the studios. Although we believe this reorganization has helped increase our net revenues and gross margin, our net income may have been adversely affected as a result of the profit-sharing mechanism. This outcome is most pronounced in the case of ZT Online 2 which contributed a substantial portion of our net revenues in 2012 and 2013, and to a lessor extent with World of Xianxia which materially contributed to our net revenue in 2013. If revenues generated from ZT Online 2 and World of Xianxia continue to grow, we believe that our top line growth stimulated by this new profit-sharing mechanism will help mitigate the adverse impact from the net revenues attributable to the non-controlling shareholders of Jujia Network and Juhuo Network, the game development studios that developed and support ZT Online 2 and World of Xianxia, respectively. For a discussion of risks relating to our game development studio reorganization, see “Item 3. Key Information — Risk Factors — Risks Relating to Our Business and Industry — The reorganization of our game development studios could materially and adversely affect our results of operations as a portion of the profits from games developed or operated by these studios will be shared with the non-controlling shareholders of these studios.”

Key Operating Metrics

Our management uses a number of user statistics to evaluate the performance of our company, including, among others, average concurrent users, peak concurrent users, active paying accounts and average revenues per user. The following tables set forth the above-mentioned quarterly user statistics of our company for the periods indicated.

	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013
	(in thousands, except average revenues per user)
Average Concurrent Users	690	702	697	698
Peak Concurrent Users	2,281	2,319	2,271	2,220
Active Paying Accounts	2,257	2,328	2,335	2,362
Average Revenues per User (RMB)	238	244	245	246

Along with the growth in our online game net revenues, the number of our average concurrent users and active paying accounts generally continued to grow in 2013 primarily as a result of the growth of ZT Online 2 and World of Xianxia.

Net Revenue

Our net revenues consist of online game net revenues, licensing net revenues, and other net revenues. The following table sets forth a breakdown of our net revenues for the years indicated.

	For the Year Ended December 31,
	2011		2012		2013
	(RMB)	% of Net revenues	(RMB)	% of Net revenues	(RMB)	(US$)	% of Net revenues
	(in millions, except percentages)
Net revenue:
Online games	1,701.4	95.0%	2,075.0	96.4%	2,309.3	381.5	98.0%
Licensing revenues	54.5	3.0%	52.2	2.4%	41.9	6.9	1.8%
Other revenue, net	36.3	2.0%	24.8	1.2%	4.3	0.7	0.2%
Total net revenue	1,792.2	100.0%	2,152.0	100.0%	2,355.5	389.1	100.0%

Online Games Revenues

Online game net revenues represent revenues that we generate from operating our online games in China. Our online game net revenues are shown net of sales discounts, business taxes and local surcharges related to the sale of prepaid game cards and game points. Our sales discounts consist of distributor discounts, which averaged 6% of the face value of our prepaid game cards sold in 2013, and volume-based incentives, which we pay to distributors in the form of prepaid game cards up to generally 2% to 4% of the total amount sold by our distributors.

Business taxes and local surcharges are generally equal to 5.6% of the proceeds we receive from the sale of our prepaid game cards and game points. In 2011, 2012 and 2013, we paid business taxes in the amount of RMB111.2 million, RMB125.5 million and RMB131.3 million (US$21.7 million), respectively, representing 6.2%, 5.8% and 5.6%, respectively, of our total net revenues in those years.

In addition to generating online game net revenues by selling our prepaid game cards through our distribution network, we also sell game points directly through our official game website. For sales made through our website, we receive the full purchase price less an online payment processing service fee that equals approximately 0.3% of the purchase price, which we reflect in our cost of services. In 2013, 45.7% of our sales proceeds were derived from prepaid game cards sold through our distributors as compared to 55.4% in 2012, and the remaining 54.3% of our sales proceeds were derived from direct sales through our website as compared to 44.6% in 2012. We expect the direct sales through our website to continue to grow in 2014 due to the increasing acceptance of online payment system by players.

Licensing Revenues

Licensing net revenues consist of net revenues generated from the licensing of our games to third parties for operation outside of China. Our license agreements with third party operators generally provide for an initial license fee and a monthly revenue-based royalty fee. The initial license fee is recognized ratably over the term of the license. The royalty fees are generally equal to a fix percentage of the revenues generated by the third party operators from operating our games. In the future, we expect our licensing net revenues to increase as we continue to look for additional strategic licensing opportunities for our games to be operated in overseas markets.

Cost of Services

Our cost of services consist of a portion of our value-added taxes and surcharges, compensation for employees and other personnel operating our games, computer equipment maintenance, depreciation of equipment, co-location and internet access fees and the amortization of software and other intangible assets, including licensing fees. The following table sets forth a breakdown of our cost of services by amounts and percentages of our net revenues for the periods indicated.

	For the Year Ended December 31,
	2011		2012		2013
	(RMB)	% of Net revenues	(RMB)	% of Net revenues	(RMB)	(US$)	% of Net revenues
	(in millions, except percentages)
Net revenue	1,792.2	100%	2,152.0	100.0%	2,355.5	389.1	100.00%
Cost of services:
Sales taxes and surcharges	(72.8)	(4.1)%	(83.6)	(3.9)%	(87.0)	(14.4)	(3.7)%
Compensation	(51.4)	(2.9)%	(65.4)	(3.0)%	(65. 0)	(10.7)	(2.8)%
Computer maintenance, co-location and internet access fees	(55.1)	(3.1)%	(57.7)	(2.7)%	(57.7)	(9.5)	(2.4)%
Depreciation and amortization	(48.4)	(2.7)%	(44.8)	(2.1)%	(34.9)	(5.8)	(1.5)%
Licensing fees	(19.7)	(1.1)%	(23.4)	(1.1)%	(17.3)	(2.9)	(0.7)%
Miscellaneous	(9.8)	(0.5)%	(13.5)	(0.6)%	(36.8)	(6.0)	(1.6)%
Total cost of services	(257.2)	(14.4)%	(288.4)	(13.4)%	(298.7)	(49.3)	(12.7)%

Sales Taxes and Related Surcharges

Our cost of services includes value-added tax or VAT, and related surcharges that our direct PRC subsidiaries, such as Zhengtu Information, Jujia Network, Juhuo Network and Snow Wolf Software, pay on revenues derived from contractual arrangements with Giant Network. Giant Network incurs additional business taxes and related surcharges in connection with sales of our prepaid game cards and game points. However, we present our net revenues net of these taxes and related surcharges paid by Giant Network. See “Item 5. Operating and Financial Review and Prospects — Income Tax Expense — China.”

Compensation

We include compensation expenses for our employees that are directly involved in the operation of our online games, including our maintenance team, platform team and customer support team, in cost of services. Compensation expenses include employee wages, share-based compensation and welfare benefits, such as social insurance, medical insurance, housing subsidies, unemployment insurance and pension benefits. We expect compensation expenses to decrease in 2014 primarily due to a decrease in share-based compensation expense associated with restricted shares grants made in 2011 which is the direct result of the application of the accelerated amortization method pursuant to our accounting policy.

Computer Maintenance Co-location and Internet Access Fees

Our costs associated with the maintenance of computer equipment, co-location and internet access fees primarily consist of co-location and internet access fees charged by third-party internet data centers from which we operate our servers. Another large component of these expenses is server maintenance costs. We typically rely on internet data centers to resolve our minor server problems, but use our own Shanghai-based maintenance team to resolve more complicated problems. In 2014, we expect our co-location and internet access fees and server maintenance costs to remain relatively stable as compared to 2013. We may, however, decide to install servers in new locations across China, which would further increase our costs.

Depreciation and Amortization

Our depreciation of equipment and the amortization of our software and other intangible assets relate primarily to depreciation of our servers and other computer equipment as well as capitalized product development costs. We include depreciation and amortization expenses within our cost of services when the relevant assets are directly related to the operation of our platform and online games. Depreciation and amortization expenses are characterized as operating expenses in all other cases. In 2014, we expect these expenses to decrease as some of our fully depreciated equipment are still in good condition and do not need to be replaced.

Licensing Fees

Our game licensing fees consist of upfront licensing fees, which we generally pay in several installments, and ongoing royalty fees, which are generally equal to a percentage of the revenues we generate from operation of the relevant game. Upfront licensing fees are amortized on a straight-line basis over the shorter of the license period or the useful economic life of the relevant game. We expect our licensing fees to increase in 2014 in connection with the launch of Cang Tian 2, our third licensed game.

Operating (Expenses) Income

Operating expenses consist of research and product development, sales and marketing, general and administrative, government financial incentives, and impairment of intangible assets. The following table sets forth a breakdown of our operating expenses by amount and percentage of our net revenues for the years indicated.

	For the Year Ended December 31,
	2011		2012		2013
	(RMB)	% of Net revenues	(RMB)	% of Net revenues	(RMB)	(US$)	% of Net revenues
	(in millions, except percentages)
Net revenue	1,792.2	100.0%	2,152.0	100.00%	2,355.5	389.1	100.00%
Operating (expenses) income:
Research and product development	(230.2)	(12.8)%	(326.8)	(15.2%)	(321.0)	(53.0)	(13.6%)
Sales and marketing	(170.0)	(9.5)%	(146.5)	(6.8%)	(175.8)	(29.0)	(7.5%)
General and administrative	(103.7)	(5.8)%	(148.7)	(6.9%)	(135.7)	(22.4)	(5.8%)
Government financial incentives	47.7	2.7%	63.6	3.0%	44.8	7.4	1.9%
Impairment of intangible assets	—	—	—	—	—	—	—
Total operating expenses	(456.2)	(25.4)%	(558.4)	(25.9%)	(587.7)	(97.0)	(25.0%)

Research and Product Development

Our research and product development expenses primarily consist of employee wages, share-based compensation and welfare benefits for our game development teams, as well as the cost of software and the depreciation of the computers and equipment used by those teams.

In 2014, we expect our research and product development expenses to increase as we expect the average labor cost for developers to increase and we expect an increase in headcount as a result of our efforts in the development of webgames and mobile game.

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

General and Administrative

Our general and administrative expenses primarily consist of salary, benefits and share-based compensation for our general management, finance and administrative personnel, as well as professional service fees and other expenses. We expect our general and administrative expenses to decrease in 2014 due to a decrease in share-based compensation expense as a result of the application of our accelerated amortization accounting policy to restricted share grants made in 2011.

Government Financial Incentives

The government financial incentives that Zhengtu Information, Zhengduo Information, Zhengju Information, Jujia Network, Juhuo Network, and Giant Network receive from the Shanghai local government are calculated with reference to their sales tax and enterprise income tax. Although the financial incentives that we have already received are not subject to repayment to the local government, our eligibility to apply for these incentives in the future is conditional upon these companies maintaining good standing in our present district in Shanghai and the continued qualification of our games as high-tech projects. In addition, our ongoing eligibility for these financial incentives is further subject to the discretion of the Shanghai local government, and either the central government or the local government could at any time terminate or reduce such financial incentives. Because we have no basis to reasonably estimate the amount of financial incentives that we will receive from the government, if any, we recognized these amounts on our income statement only upon receipt of the funds.

Income Tax Expense

Cayman Islands and British Virgin Islands

Under the current laws of Cayman Islands and British Virgin Islands, the company and its subsidiaries incorporated in the British Virgin Islands, or the BVI, are not subject to tax on their income or capital gains. In addition, there is no income or other tax of the Cayman Islands or the British Islands imposed by withholding or otherwise on any dividend payment to be made to or by the company or its BVI subsidiaries.

Hong Kong

Giant HK, our wholly owned subsidiary incorporated in Hong Kong, is subject to Hong Kong corporate income tax at a rate of 16.5% on the estimated assessable profits arising in Hong Kong.

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

In 2008, the Shanghai government granted HNTE status to Zhengtu Information and Giant Network, which resulted in an income tax rate of 15% for these companies for the three-year period ending December 31, 2010. In 2011, Zhengtu Information successfully renewed its HNTE status, thereby extending its 15% tax rate through December 31, 2013. However, Giant Network’s HNTE status was not renewed. The change in HNTE status of Giant Network in 2011 did not have a material impact on our effective tax rate as the substantial majority of Giant Network’s net revenues were paid to our PRC subsidiaries pursuant to contractual arrangements. For a summary of these contractual arrangements see “Item 4.C, Information on the Company — Organizational Structure”

In 2011, the Shanghai government recognized Jujia Network, Juhuo Network and Zhengju Information, as software development enterprises. In 2012, the tax authority exempted Jujia Network and Juhuo Network from income tax for 2011 and 2012, and reduced the tax rate from 25% to 12.5% for the following three years from 2013 to 2015. In 2013, the tax authority exempted Zhengju Information from income tax for 2012 and 2013, and reduced the tax rate from 25% to 12.5% for the following three years from 2014 to 2016. Although most of our other PRC entities were subject to the standard income tax rate of 25% in 2011, 2012 and 2013, the contribution to our income from these entities was not material in those years.

Under the current laws of China, the profits of a foreign-invested enterprise that are distributed to its immediate holding company outside the PRC are subject to a withholding tax rate of 10%. A lower withholding tax rate is applied if there is a tax treaty or arrangement between the PRC and the jurisdiction of the foreign holding company. For example, holding companies in Hong Kong that own more than 25% of the equity interest in a PRC company are subject to a 5% withholding tax rate if the Hong Kong holding companies are regarded as the beneficial owners of such dividends. Accordingly, dividends that were previously paid by Zhengtu Information to Eddia International were subject to a 10% withholding tax, and dividends paid by our PRC subsidiaries to Giant HK are subject to a 5% withholding tax provided that Giant HK is treated as the beneficial owner of the dividends. Following the reorganization of Zhengtu Information that we completed in May 2013, our entire equity interest in Zhengtu Information previously held by Eddia International and Giant HK is now held by Giant HK. Accordingly, any dividends paid by Zhengtu Information to Giant HK from retained earnings accumulated after the reorganization are subject to a 5% withholding tax. See “Risk Factors-Risks Related to the Regulation of Our Business- The PRC EIT Law will affect tax exemptions on the dividends we receive and we may not be able to obtain certain treaty benefits on such dividends.”

Net Income (Loss) Attributable to Non-Controlling Interests

Net income (loss) attributable to non-controlling interests, primarily relates to the non-controlling interests in our various game development studios following our studio reorganization. Several of our games are supported by game development studios that are 51% owned by us and 49% owned by the relevant key members of the studios, including ZT Online 2 which is supported by Jujia Network and World of Xianxia which is supported by Juhuo Network. Accordingly, the non-controlling shareholders of Jujia Network and Juhuo Network are entitled to a portion of the net income generated by the games that they developed and supported. We account for this portion of net income as net income attributable to non-controlling interests. For a summary of the cooperation agreements with our 51% owned game development studios, see “Item 4.C, Information on the Company — Organizational Structure — Sales and Licensing Agreement and Technical Consulting Service Agreement that Transfer Economic Benefits from Giant Network to Our Game Development Studios.”

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

For our free-to-play games, we recognize revenue only after a player uses game points registered to that player’s game account to purchase a virtual item or service as follows:

•	for all virtual services, and “consumable” virtual items, including those that are consumed at a predetermined time or that otherwise have limitations on repeated use, we recognize revenue either ratably or upon consumption depending on whether services and items are recognized as time-based or usage-based.

•	for “permanent” virtual items, or those that are not consumed at a predetermined time or otherwise do not have a limitation on repeated use, we recognize revenue over the estimated lifespan of the virtual item, which is determined on the basis of historical player usage patterns and playing behaviors. However, when the estimated lifespan of certain permanent virtual items is unable to be reasonably determined, the related revenues are recognized over the estimated lifespan of the game. The range of the estimated useful lives is three to four years.

•	for unused non-permanent consumable items, we recognize revenues immediately once the designated player is deemed inactive.

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

Consolidation of Variable Interest Entity

We have adopted ASC Subtopic 810-10 Consolidation: Overall, or ASC 810-10. ASC 810-10 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

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

Available-for-Sale Securities

We have designated our investment in 51.com as available-for-sale securities. Such available-for-sale securities are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income in shareholders’ equity. Realized gains or losses are charged to earnings during the period in which the gain or loss is realized. If we determine a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss. The new cost basis will not be changed for subsequent recoveries in fair value. Determination of whether declines in value are other-than-temporary requires significant judgment. The fair value of our available-for-sale securities were estimated using an enterprise value allocation model, or EVA model. The EVA model requires input of highly subjective assumptions including the expected stock price volatility and the probability of occurrence of certain events. Unfavorable changes in these estimates and assumptions could materially impact our financial position and results of operations. On December 31, 2013, the total fair value of our available-for-sale securities was RMB74.8 million (US$12.4 million). An unrealized loss of RMB1.6 million (US$0.3 million) was recognized in other comprehensive income for the year ended December 31, 2013.

Held-to-Maturity Securities

The securities that we have the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are stated at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Interest income from the held-to-maturity securities is recognized when earned. Premiums and discounts, if any, are amortized or accreted over the life of the related security as an adjustment to interest income using the effective-interest method. For individual securities classified as held-to-maturity securities, we evaluate whether a decline in fair value below the amortized cost basis is other-than-temporary using estimated fair values of the pledged collaterals or financial guarantees. If we do not intend or are not required to sell an impaired debt security before the recovery of its amortized cost basis, the impairment is considered temporary and the held-to-maturity security continue to be recognized at the amortized cost. When we intend to sell an impaired debt security or it is more likely than not that it will be required to sell prior to recovery of its amortized cost basis, an other-than-temporary impairment loss equal to the entire excess of the debt security’s amortized cost basis over its fair value is recognized at the balance sheet date.

Long-term Investments

        We account for investments in investees over which we do not have significant influence using the cost method of accounting in accordance with ASC subtopic 325-20 Investments-Other: Cost Method Investments, or ASC 325-20. Pursuant to ASC 325-20, we carry the investments at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings. We regularly evaluate the impairment of cost method investments based on the performance and financial position of the investee as well as other evidence of estimated market values. Such evaluation includes, but is not limited to, reviewing an investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and current and future financing needs. An impairment loss is recognized in the consolidated statements of comprehensive income equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment. We did not recognize any impairment loss on long-term investments for the year ended December 31, 2013.

Investment in Equity Investees

Investments in equity investees represent investments in entities in which the company can exercise significant influence but does not own a majority equity interest or control, and are accounted for using the equity method of accounting in accordance with ASC subtopic 323-10 Investments-Equity Method and Joint Ventures: Overall, or ASC 323-10.

Under the equity method, we initially record an investment at cost and prospectively recognize our proportionate share of each equity investee’s net income or loss on its consolidated statements of comprehensive income. The difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill included in equity method investment on the consolidated balance sheets. We also evaluate the equity method investments for impairment under ASC 323-10. An impairment loss on the equity method investments is recognized in the consolidated statements of comprehensive income when the decline in value is determined to be other-than-temporary. As of December 31, 2012, the Company recognized an RMB3,211,404 loss for Shanghai Juxi Network Technology Co., Ltd., or Juxi Network as the decline in its value was determined to be other-than-temporary. As of December 31, 2013, there was no impairment charges recorded with respect to investments in our investee companies that are accounted for using the equity method.

Impairment of Intangible Assets

We review our intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We assess the recoverability of those intangible assets by comparing the carrying amount to the estimated future undiscounted cash flow associated with them. If the future net undiscounted cash flow is less than the carrying amount of the intangible assets, such intangible assets are considered impaired and an expense is recognized equal to the amount required to reduce the carrying amount of such intangible assets to their then fair value. We recorded impairment charge of RMB13.1 million and RMB 20.1 million (US$3.3 million) for the year ended December 31, 2012 and 2013, respectively, relating to the abandonment of certain prelaunch projects and one previously launched game that was underperforming.

Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable intangible assets acquired. Our goodwill outstanding at December 31, 2013 was related to our acquisition of three subsidiaries. In accordance with the provisions of ASC subtopic 350 or ASC 350, Goodwill and Other Intangible Assets, goodwill amounts are not amortized, but rather are tested for impairment at least annually or more frequently if there are indicators of impairment present.

In accordance with ASC 350, we have assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. We have determined that it has one reporting unit, which is also its only reportable segment.

The performance of the impairment test involves a two-step process. The first step of the impairment test involves comparing the fair value of the reporting unit with its carrying amount, including goodwill. Fair value is primarily determined by computing the future discounted cash flows expected to be generated by the reporting unit. If the carrying value exceeds the fair value, goodwill may be impaired. If this occurs, we perform the second step of the goodwill impairment test to determine the amount of impairment loss. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. If the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss. The annual goodwill impairment test is performed on December 31 of each year.

In accordance with Accounting Standards Update No. 2011-08, or ASU 2011-08, Testing Goodwill for Impairment, issued by the Financial Accounting Standards Board, or the FASB, we have the option to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative test. If we believe, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. The qualitative assessment included an in-depth analysis of factors, including general economic conditions, industry and market conditions, financial factors (such as revenue growth) and the price of our ADS, as well as other drivers of a fair value analysis.

No impairment loss was recognized for the years ended December 31, 2011, 2012 and 2013.

Income Taxes

We follow the liability method in accounting for income taxes in accordance with ASC subtopic 740-10 Income Taxes: Overall, or ASC 740-10. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the year in which the differences are expected to reverse. We record a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that all or some portion of the deferred tax assets will not be realized. The effect on deferred taxes of a tax rate change is recognized as an increase or decrease to income tax expense during the year in which the change takes effect.

As of December 31, 2013, management believes it is more likely than not that forecasted income, including income that may be generated as a result of certain tax planning strategies, together with future reversals of existing taxable temporary differences, will be sufficient to fully recover the deferred tax assets. In the event that the Company determines all or part of the net deferred tax assets are not realizable in the future, the Company will make an adjustment to the valuation allowance which would be charged to earnings in the period when such determination is made. As of December 31, 2013, our deferred tax assets amounted to RMB158.4 million (US$26.2 million).

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

Share-Based Compensation

We have accounted for share-based compensation that we pay to directors, management, employees, consultants and other eligible persons pursuant to the Employee Share Option Scheme, or the 2006 Plan, and the 2007 Performance Incentive Plan, or the 2007 Plan, in accordance with ASC subtopic 718-10 Compensation — Stock Compensation: Overall, or ASC 718-10, and ASC subtopic 505-50 Equity: Equity based Payment to Non-employees, or ASC 505-50. Under the fair value recognition provisions of ASC 718-10, share-based compensation cost is measured at the grant date and service performance date for share options and restricted shares issued to employees and non-employees, respectively, based on the fair value of the award and is recognized as an expense on an accelerated recognition basis, net of estimated forfeitures, over the requisite service period, which is generally the vesting period.

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

The application of the principles provided in ASC 718-10 may be subject to further interpretation and refinement over time. There are significant differences among pricing models and there is a possibility that we will adopt different pricing models in the future. This may result in a lack of consistency in future periods and materially affect the fair value estimates of our share-based compensation. It may also result in a lack of comparability with other companies that use different models, methods and assumptions.

As of December 31, 2013, the amounts of unrecognized share-based compensation cost related to share-based options and restricted shares issued to employees were RMB0.1 million (US$0.01 million) and RMB92.9 million (US$15.3 million). The deferred cost of share-based options and restricted shares are expected to be recognized over a weighted-average vesting period of 0.45 years and 2.19 years, respectively. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation related to these awards may be different from the expectation.

Results of Operations

	For the Year Ended December 31,
	2011		2012		2013
	(RMB)	% of Net revenues	(RMB)	% of Net revenues	(RMB)	(US$)	% of Net revenues
	(in millions, except percentages)
Total net revenue	1,792.2	100.0%	2,152.0	100.0%	2,355.5	389.1	100.0%
Cost of services	(257.2)	(14.4)%	(288.4)	(13.4)%	(298.7)	(49.3)	(12.7)%
Gross profit	1,535.0	85.6%	1,863.6	86.6%	2,056.8	339.8	87.3%
Operating (expenses) income:
Research and product development	(230.2)	(12.8)%	(326.8)	(15.2)%	(321.0)	(53.0)	(13.6)%
Sales and marketing	(170.0)	(9.5)%	(146.5)	(6.8)%	(175.8)	(29.0)	(7.5)%
General and administrative	(103.7)	(5.8)%	(148.7)	(6.9)%	(135.7)	(22.4)	(5.8)%
Government financial incentives	47.7	2.7%	63.6	3.0%	44.8	7.4	1.9%
Total operating expenses	(456.2)	(25.4)%	(558.4)	(25.9)%	(587.7)	(97.0)	(25.0)%
Income from operations	1,078.8	60.2%	1,305.2	60.7%	1,469.1	242.8	62.3%
Interest income	141.6	7.9%	105.8	4.9%	128.6	21.2	5.5%
Investment income (loss)	3.0	0.2%	(243.6)	(11.3)%	8.2	1.4	0.3%
Other income, net	43.6	2.4%	34.8	1.6%	32.9	5.4	1.4%
Income before income tax expenses	1,267.0	70.7%	1,202.2	55.9%	1,638.8	270.8	69.5%
Income tax expenses	(352.4)	(19.7)%	(124.2)	(5.8)%	(296.6)	(49.0)	(12.6)%
Share of losses of equity investees	(8.2)	(0.5)%	(6.1)	(0.3)%	(6.4)	(1.1)	(0.3)%
Net income	906.4	50.5%	1,071.9	49.8%	1,335.8	220.7	56.6%

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Net Revenues. Our total net revenues increased by 9.5% from RMB2,152.0 million in 2012 to RMB2,355.5 million (US$389.1 million) in 2013. Net revenues from online games increased 11.3% from RMB2,075.0 million in 2012 to RMB2,309.3 million (US$381.5 million) in 2013. The increase was mainly attributable to the growth in revenue generated from ZT Online 2 and World of Xianxia. Net revenues from licensing decreased 19.7% from RMB52.2 million in 2012 to RMB41.9 million (US$6.9 million) in 2013, while other net revenues also decreased from RMB24.8 million in 2012 to RMB4.3 million (US$0.7 million) in 2013.

Cost of Services. Our cost of services increased by 3.6% from RMB288.4 million in 2012 to RMB298.7 million (US$49.3 million) in 2013. This increase was primarily attributable to the higher costs accrued for the Company’s licensed games.

Gross Profit and Margin. Our gross profits increased 10.4% from RMB1,863.6 million in 2012 to RMB2,056.8 million (US$339.8 million) in 2013, primarily due to the increase in our net revenues. Our gross profit margin increased from 86.6% in 2012 to 87.3% in 2013.

Operating Expenses. Our operating expenses increased 5.2% from RMB558.4 million in 2012 to RMB587.7 million (US$97.0 million) in 2013. The increase in our operating expenses was primarily due to higher sales and marketing expenses, and lower government financial incentives, partially offset by a decrease in our general and administrative expenses.

Research and Product Development. Our research and product development expenses decreased 1.8% from RMB326.8 million in 2012 to RMB321.0 million (US$53.0 million) in 2013. The decrease in our research and product development expenses was primarily due to decreased share-based compensation expenses related to the restricted shares granted at the end of November 2011, partially offset by an increase in cash compensation due to expansion of the R&D team, regular pay raises and performance based bonuses. We expect our research and product development expenses to increase in 2014 as we continue to expand our game pipeline through internal game development.

Sales and Marketing. Our sales and marketing expenses increased 20.0% from RMB146.5 million in 2012 to RMB175.8 million (US$29.0 million) in 2013. The increase in our sales and marketing expenses was primarily due to the marketing campaigns for World of Xianxia, as well as for the expansion packs for ZT Online 1 and ZT Online 2. Our advertising expenses increased 37.3% from RMB 93.4 million in 2012 to RMB128.3 million (US$21.2 million) in 2013.

General and Administrative. Our general and administrative expenses decreased 8.7% from RMB148.7 million in 2012 to RMB135.7 million (US$22.4 million) in 2013. The decrease in our general and administrative expenses was primarily due to the decreased share-based compensation related to the restricted shares granted at the end of November 2011.

Government Financial Incentives. The amount of government financial incentives we received decreased by 29.6% from RMB63.6 million in 2012 to RMB 44.8 million (US$7.4 million) in 2013. This financial incentive mainly relates to the refund of business tax, value-added tax, and enterprise income tax from the Shanghai municipal government.

Income from Operations. As the result of the foregoing, our income from operations increased 12.6% from RMB1,305.2 million in 2012 to RMB1,469.1 million (US$242.8 million) in 2013. As a percentage of total net revenues, income from operations increased from 60.7% in 2012 to 62.3% in 2013.

Interest Income. Our interest income increased 21.6% from RMB105.8 million in 2012 to RMB128.6 million (US$21.2 million) in 2013. The increase in our interest income was mainly attributable to the growing cash balance and higher returns on certain short-term investments.

Investment Income. In 2013, we recorded investment income of RMB8.2 million (US$1.4 million), which was primarily due to interest payments from our Minsheng convertible bond and the proceeds from the equity transfer of Glorious Mission.

Income Tax Expenses. Our income tax expense increased 138.8% from RMB124.2 million in 2012 to RMB296.6 million (US$49.0 million) in 2013. The increase in our income tax expense was mainly due to a withholding tax accrued in the fourth quarter 2013 in connection with the repatriation of cash in connection with the payment of cash dividend.

Net Income (Loss) Attributable to Non-Controlling Interests. In 2013, our net income attributable to non-controlling interests was RMB82.8 million (US$13.7 million), compared to a net income attributable to non-controlling interests of RMB78.2 million in 2012. This increase was due to the full year effect in 2013 of revenue sharing with non-controlling shareholders.

Net Income Attributable to Our Shareholders. Net income attributable to our shareholders increased 26.1% from RMB993.7 million in 2012 to RMB1,253 million (US$207 million) in 2013. As a percentage of total net revenues, net income attributable to our shareholders increased from 46.2% in 2012 to 53.2% in 2013, which was mainly due to the investment loss of RMB240.7 million pertaining to our investment in 51.com which was recorded during the fourth quarter 2012, though the income tax expenses increased in 2013.

Dividends. We paid dividends to our shareholders in the amount of RMB446.3 million and RMB972.7 million (US$160.7 million) in 2012 and 2013, respectively.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Net Revenues. Our total net revenues increased by 20.1% from RMB1,792.2 million in 2011 to RMB2,152.0 million in 2012. Net revenues from online games increased 22.1% from RMB1,701.4 million in 2011 to RMB2,075.0 million in 2012. The increase was mainly attributable to the growth in revenue generated from ZT Online 2. Net revenues from licensing decreased 4.3% from RMB54.5 million in 2011 to RMB52.2 million in 2012, while other net revenues also decreased from RMB36.3 million in 2011 to RMB24.8 million in 2012.

Cost of Services. Our cost of services increased by 12.1% from RMB257.2 million in 2011 to RMB288.4 million in 2012. The increase in our cost of services was primarily attributable to an increase in value-added tax due to the increase in net revenues and an increase in compensation expense for our personnel.

Gross Profit and Margin. Our gross profits increased 21.4% from RMB1,535.0 million in 2011 to RMB1,863.6 million in 2012, primarily due to the increase in our net revenues. Our gross profit margin increased from 85.6% in 2011 to 86.6% in 2012.

Operating Expenses. Our operating expenses increased 22.4% from RMB456.2 million in 2011 to RMB558.4 million in 2012. The increase in our operating expenses was primarily due to an increase in our research and development, or R&D, expenses, and our general and administrative expenses, partially offset by a decrease in our sales and marketing expenses and higher government financial incentives in 2012 as compared to 2011.

Research and Product Development. Our research and product development expenses increased 42.0% from RMB230.2 million in 2011 to RMB326.8 million in 2012. The increase in our research and product development expenses was primarily due to the R&D department’s expansion to accommodate additional product development, increased cash compensation including regular pay raises and performance based bonuses, and increased share-based compensation expenses related to restricted shares granted at the end of November 2011.

Sales and Marketing. Our sales and marketing expenses decreased 13.8% from RMB170.0 million in 2011 to RMB146.5 million in 2012. The decrease in our sales and marketing expenses was primarily due to the significant advertising expense incurred for the launch of ZT Online 2 and Elsword in 2011. Our advertising expenses decreased 11.3% from RMB105.3 million in 2011 to RMB93.4 million in 2012.

General and Administrative. Our general and administrative expenses increased 43.4% from RMB103.7 million in 2011 to RMB148.7 million in 2012. The increase in our general and administrative expenses was primarily due to the higher share-based compensation related to the restricted shares granted at the end of November 2011 and fewer reimbursements related to our ADR program in fiscal year 2012 as compared to fiscal year 2011.

Government Financial Incentives. The amount of government financial incentives we received increased 33.3% from RMB47.7 million in 2011 to RMB63.6 million in 2012. This financial incentive mainly relates to the refund of business tax, value-added tax, and enterprise income tax from the Shanghai municipal government.

Income from Operations. As the result of the foregoing, our income from operations increased 21.0% from RMB1,078.8 million in 2011 to RMB1,305.2 million in 2012. As a percentage of total net revenues, income from operations increased from 60.2% in 2011 to 60.7% in 2012.

Interest Income. Our interest income decreased 25.3% from RMB141.6 million in 2011 to RMB105.8 million in 2012. The decrease in our interest income was mainly attributable to the lower interest income earned from a lower cash balance in 2012 compared to 2011, which was caused by the payment of a special cash dividend of US$3.00 per ADS or ordinary share in September 2011.

Investment Income (Loss). In 2012, we recorded investment losses of RMB243.6 million, which was primarily due to the write-down of our investment in 51.com as the decline in its fair value was determined to be other-than-temporary. This investment loss resulted from lower than expected core business revenue and operating cash flow, and delays in research and development activities and planned promotion campaigns for newly launched games.

Income Tax Expenses. Our income tax expense decreased 64.8% from RMB352.4 million in 2011 to RMB124.2 million in 2012. The decrease in our income tax expense was mainly due to a one-time withholding tax accrued in the second quarter 2011 in connection with the repatriation of cash for a special cash dividend paid in September 2011, partially offset by the recognition of RMB63.0 million in deferred tax assets (an increase in deferred tax asset on the balance sheet and a corresponding income tax benefit on the income statement).

Net Income (Loss) Attributable to Non-Controlling Interests. In 2012, our net income attributable to non-controlling interests was RMB78.2 million, compared to a net income attributable to non-controlling interests of RMB26.4 million in 2011. This increase was due to the full year effect in 2012 of revenue sharing with non-controlling shareholders, compared with approximately six months of such revenue sharing in 2011.

Net Income Attributable to Our Shareholders. Net income attributable to our shareholders increased 12.9% from RMB880.0 million in 2011 to RMB993.7 million in 2012. As a percentage of total net revenues, net income attributable to our shareholders decreased from 49.1% in 2011 to 46.2% in 2012, which was mainly due to the investment loss of RMB240.7 million pertaining to our investment in 51.com which was recorded during the fourth quarter 2012.

Dividends. We paid dividends to our shareholders in the amount of RMB4,810.2 million and RMB446.3 million in 2011 and 2012, respectively.

B. Liquidity and Capital Resources

Cash Flows and Working Capital

As of December 31, 2013, we had RMB1,021.4 million (US$168.7 million) in cash and cash equivalents, of which RMB245.1 million (US$40.5 million) was held by our PRC subsidiaries and was subject to PRC foreign exchange regulations for remitting overseas, RMB455.4 million (US$75.2 million) was held by the Company’s offshore holding companies outside of the PRC and RMB320.9 million (US$53.0 million) was held by Giant Network, and its subsidiaries. Although we consolidate the results of Giant Network and its subsidiaries in our consolidated financial statements, we do not have direct access to the cash and cash equivalents or future earnings of these entities. However, these cash balances can be indirectly utilized by us for our normal operations pursuant to the contractual arrangements that provide us with the substantial ability to control Giant Network, its subsidiaries and their operations.

In addition, to fund any unforeseen cash requirements, we may need to rely on dividends and other distributions on equity paid by our PRC subsidiaries. PRC regulations currently permit payment of dividends by a PRC company only out of retained earnings as determined in accordance with accounting standards and regulations in China. The significant differences between the retained earnings as determined in accordance with PRC accounting standards as compared to those as presented in our financial statements are mainly due to revenue recognition using a cash basis (under the PRC accounting standards) versus an accrual basis (under US GAAP) and the corresponding impact on deferred tax. As of December 31, 2013, combined retained earnings for our PRC subsidiaries as determined in accordance with PRC accounting standards and US GAAP was RMB3,870.6 million (US$639.4 million) and RMB3,430.0 million (US$566.6 million), respectively. In addition, wholly foreign-owned enterprises in China are required to allocate at least 10% of their respective after-tax profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends.

Under the current laws of China, the profits or dividends of a foreign-invested enterprise, when distributed to its immediate holding company outside the PRC, are subject to a withholding tax rate of 10%. A lower withholding tax rate is applied if there is a tax treaty or arrangement between the PRC and the jurisdiction of the foreign holding company. For example, holding companies in Hong Kong that own more than 25% of the equity interest in a PRC company are subject to a 5% withholding tax rate. Accordingly, dividends that our PRC subsidiaries pay Giant HK are subject to a 5% withholding tax, provided that Giant HK can be regarded as the beneficial owner of such dividends. For a discussion of risks relating to tax treaty benefits, see “Risk Factors — Risks Related to the Regulation of Our Business — The PRC EIT Law will affect tax exemptions on the dividends we receive and we may not be able to obtain certain treaty benefits on such dividends.”

As of December 31, 2013, total amount of retained earnings of our PRC subsidiaries that are available for distribution to our offshore holding companies as dividends was RMB4,247.0 million (US$701.5 million). In November 2013, due to a non-binding proposal for privatization from our chairman and another shareholder (and certain of their affiliated entities), we anticipated the repatriation of earnings from our PRC subsidiaries. Under applicable SAFE regulations, the accumulated after-tax profits of our PRC subsidiaries are distributable in foreign currencies to our offshore holding entities, and from such offshore holding entities to us, without further SAFE or any other PRC regulatory approval, provided that our PRC subsidiaries make appropriations for the statutory reserves, withhold applicable taxes on the dividend payments, and comply with certain procedural requirements. As such, we do not expect the SAFE approval requirements to have any material impact on us. As of December 31, 2013, the accrued and unpaid foreign withholding taxes in relation to the undistributed earnings of all our PRC subsidiaries was US$58.5 million, which mainly represents the withholding taxes related to the portion of Zhengtu Information’s undistributed earnings of US$537.4 million accumulated prior to December 31, 2013 and Zhengju Information’s undistributed earnings of US$112.5 million accumulated prior to December 31, 2013.

We believe that our current cash and cash equivalents and cash flows from operations will be sufficient to meet our anticipated cash needs for more than 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments, or acquisitions we may decide to pursue. Under the terms of the Merger Agreement, we are not permitted to pay any dividends or repurchase any of our ordinary shares pending consummation of the going private merger. As a result, on March 16, 2014, our board of directors resolved to suspend our previously announced share repurchase program and dividend policy.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2011	2012	2013
	(RMB)	(RMB)	(RMB)	(US$)
	(in millions)
Net of cash provided by operating activities	1,274.7	1,491.0	1,486.9	245.6
Net cash provided by (used in) investing activities	1,653.3	27.9	(2,053.3)	(339.2)
Net cash used in financing activities	(4,709.5)	(527.4)	(359.4)	(59.4)
Cash and cash equivalents at the end of the year	950.3	1,943.1	1,021.4	168.7

Operating Activities

For 2011, 2012 and 2013, our net cash provided by operating activities primarily resulted from our net income of RMB906.4 million, RMB1,072.0 million and RMB1,335.8 million (US$220.7 million), respectively. Cash flows from advances from distributors in 2011, 2012 and 2013 were RMB6.8 million cash inflow, RMB11.1 million cash inflow and RMB23.0 million (US$3.8 million) cash outflow, respectively. Cash flows from deferred revenues in each of these periods was RMB86.4 million cash inflow, RMB43.2 million cash outflow and, RMB119.2 million (US$19.7 million) cash outflow, respectively. Advances from distributors and deferred revenues represent proceeds that we have received for sales of our prepaid game cards from our distributors and game points purchased on our website that have not yet been recognized as revenues. See “Item 5 — Critical Accounting Policies — Revenue Recognition — Online Game Net Revenues” above.

Investing Activities

In 2011, our net cash provided by investing activities was RMB1,653.3 million, which was mainly attributable to the maturity of certain short-term investments during the year in the amount of RMB6,047.5 million, partially offset by cash payments for short-term investments in the amount of RMB3,733.3 million, an investment in the amount of RMB317.1 million, an investment in held-to-maturity securities in the amount of RMB100 million, and the purchase of property and equipment in the amount of RMB244.6 million. The RMB100 million held-to-maturity securities relate to a five year trust arrangement with Resources SZITIC Trust Co. Ltd., which used the proceeds from this trust arrangement to finance certain real estate development projects.

In 2012, our net cash provided by investing activities was RMB27.9 million, which was mainly attributable to the maturity during the year of certain short-term investments in the amount of RMB939.0 million, partially offset by cash payments for short-term investments in the amount of RMB758.6 million. RMB600.0 million of the RMB758.6 million short-term investments relate to two trust arrangements with Huaneng Guicheng Trust Co., Ltd., which used both of these trust arrangements to finance certain real estate development projects.

In 2013, our net cash used in investing activities was RMB2,053.3 million (US$339.2 million), which was mainly attributable to cash payments for short-term investments in the amount of RMB2,839.9 million (US$469.1 million), partially offset by the maturity during the year of certain short-term investments in the amount of RMB873.8 million (US$144.3 million). RMB952.0 million (US$157.3 million) of the RMB2,839.9 million short-term investments relate to an asset management plan with China Minsheng Bank and Minsheng Royal Asset Management Co., Ltd, and RMB1,597.2 million (US$263.8 million) of the RMB2,839.9 million short-term investments relate to a financial product offered by China Merchants Bank. For a discussion of risks relating to our investment activities, see “Item 3. Key Information — Risk Factors — Risks Related to Our Business and Industry — As an online game company, our experience with investment activities is limited.”

Financing Activities

Our financing activities include paying dividends, repurchasing our shares in the open market and issuing shares upon the exercise of stock options.

In 2011, our net cash used in financing activities was RMB4,709.5 million, which was mainly attributable to dividends paid to shareholders in the amount of RMB4,810.2 million, partially offset by our receipt of RMB138.5 million in proceeds from the exercise of stock options by our officers, directors and employees.

In 2012, our net cash used in financing activities was RMB527.4 million, which was mainly attributable to dividends paid to shareholders in the amount of RMB446.3 million.

In 2013, our net cash used in financing activities was RMB359.4 million (US$59.4 million), which was mainly attributable to dividends paid to shareholders in the amount of RMB972.7 million (US$160.7 million), partially offset by our receipt of RMB27.7 million (US$4.6 million) in proceeds from the exercise of stock options by our officers, directors and employees.

Capital Expenditures

Our capital expenditures were RMB279.8 million, RMB75.6 million and RMB162.4 million (US$26.8 million) in 2011, 2012 and 2013, respectively. In 2011, our capital expenditures were primarily related to the purchase and renovation of our office building on Yishan Road which amounted to RMB208.2 million. In 2012, our capital expenditures were mainly used to purchase servers and specific software. In 2013, our capital expenditures were mainly used to purchase servers, land use rights and game licenses. We expect our capital expenditures to increase in 2014 due to our intention to purchase additional game servers and internet software products.

C. Research and Development

In the fourth quarter of 2008, we introduced Win@Giant, an incubation program designed to, among other things, identify, recruit and incentivize talented individuals in the areas of game design and development. Beginning in 2009, in connection with our Win@Giant initiative, we began reorganizing our game development studios by establishing various subsidiaries that are 51% owned by us and 49% owned by the relevant development team members. Each reorganized studio is only focused upon producing and supporting their own internally developed games, which we believe gives them greater incentive to make their games commercially successful. As a result of this reorganization, World of Xianxia is supported by Juhuo Network, and ZT Online 2 is supported by Jujia Network, while other internally developed games are supported by these and other of our 51% owned studios. Our research and product development expenses were RMB230.2 million, RMB326.8 million and RMB321.0 million (US$53.0 million) in 2011, 2012 and 2013, respectively. For a discussion of risks relating to our game development studio reorganization, see “Risk Factors — The reorganization of our game development studios could materially and adversely affect our results of operations as a portion of the profits from games developed or operated by these studios will be shared with the non-controlling shareholder of these studios.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2013 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-balance Sheet Arrangements

We do not have any outstanding off-balance sheet guarantees, interest rate swap transactions or foreign currency contracts. We do not engage in trading activities involving non-exchange traded contracts. In our ongoing business, we do not enter into transactions involving, or otherwise form relationships with, unconsolidated entities or financials partnerships that are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

F. Tabular Disclosure of Contractual Obligations

In April 2011, we committed to invest a total of RMB30.0 million in Innovation Work, an investment fund led by Mr. Kai-Fu Lee that focuses on early-stage internet and technology companies operating in China. As of December 31, 2013, we have invested RMB22.5 million (US$3.7 million) in Innovation Work. In May 2013, we committed to invest a total of US$20 million in Yunfeng Fund II, L.P. and we have paid US$3.29 million as of March 31, 2014.

We entered into operating lease arrangements mainly relating to our office premises and IDC space rental. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases. The terms of the leases do not contain rent escalation or contingent rents. Our total rental expenses were RMB77.3 million, RMB75.3 million and RMB75.7 million (US$12.5 million) for the years ended December 31, 2011, 2012 and 2013, respectively.

Our capital commitments for the construction of the additional office space and purchases of property and equipment as of December 31, 2013 were approximately RMB99.3 million (US$16.4 million).

As of December 31, 2013, we had a commitment to pay licensing fees to a third party of RMB21.2 million (US$3.5 million), according to previously agreed payment terms.

A summary of our contractual obligations at December 31, 2013 is as follows:

	Contractual Obligations
	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years	Total	Total
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Capital commitments	99,300	—	—	—	99,300	16,403
Operating leases (1)	30,209	1,900	—	—	32,109	5,304
Licensing fees	21,188	—	—	—	21,188	3,500
Investment commitments	124,550	—	—	—	124,550	20,574
Total	275,247	1,900	—	—	277,147	45,781

(1)	Operating leases are for office premises and research and development facilities.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of March 31, 2014. The business address of each of our directors and executive officers is 11/F No. 3 Building, No. 700 Yishan Road, Shanghai 200233, People’s Republic of China.

Name	Age	Position
Yuzhu Shi	51	Chairman of the Board of Directors
Wei Liu	46	Director, Chief Executive Officer
Xuefeng Ji	35	Director, President
Andrew Y. Yan	57	Independent Director
Jason Nanchun Jiang	41	Independent Director
Peter Andrew Schloss	53	Independent Director
Jazy Zhang	45	Chief Financial Officer
Shiliang Song	36	Chief Technology Officer
Min Tang	44	Vice President of Media and Human Resources
Yonghua Lu	53	Vice President of Sales and Marketing
Yongjun Fei	46	Vice President of Office Administration, Legal Affairs and Intellectual Property Rights
Guoqiang Ding	35	Vice President of Research and Development
Cheng Peng	32	Vice President of Research and Development
Meng Wu	29	Vice President of Research and Development

Mr. Yuzhu Shi is the chairman of our board of directors. Mr. Shi served as chief executive officer of our company from its founding until April 2013. Mr. Shi also serves as a director for Giant Investment Co., Ltd., Stone Holding Co., Ltd. and Union Sky Holding Group Limited. He was awarded the “People Who Mattered to China Reform” in 1994, “CCTV Economic People of the Year in China” in 2001 and “Excellent Entrepreneur of Privately-Owned Enterprise” and “Hong Kong Redbud Cup Excellent Entrepreneur” in 2004. Mr. Shi obtained his bachelor’s degree in mathematics from Zhejiang University in 1984.

Ms. Wei Liu has been a director of our company since October 2006 and chief executive officer of our company since April 2013. From September 2007 to April 2013, Ms. Liu served as president of our company. Prior to joining us, Ms. Liu was a vice general manager, and later the general manager, of Shanghai Jiante Bio-Technology Co., Ltd. from 2001 to 2004. From 1996 to 2000, Ms. Liu served as an executive general manager at Zhuhai Selan Yidai Co., Ltd. From 1992 to 1995, Ms. Liu served as a secretary, office administrator and vice president of Zhuhai Giant Group. Ms. Liu has also served as a general manager of Shanghai Golden Partner Biotech Co., Ltd from 2004 to 2007. Ms. Liu received her bachelor’s degrees in Chinese literature and sociology from Nankai University in 1990, and received her master’s degree in business administration from the China Europe International Business School in 2006.

Mr. Xuefeng Ji has been the president of our company since April 2013 and a director of our company since September 2013. From April 2012 to April 2013, Mr. Ji served as senior vice president of product development at the company. From September 2009 to April 2012, he served as a vice president primarily in charge of product development, quality control and project management. Mr. Ji acted as the game statistic designer for ZT Online and later the principal designer and project manager of ZT Online from 2005 to 2007. From 2007 to 2009, Mr. Ji acted as the general manager of the ZT Online project division. Mr. Ji received his bachelor’s degree in applied mathematics from Fudan University in 2002 and his master’s degree in mathematics from Fudan University in 2005.

Mr. Andrew Y. Yan has served as an independent director of our company since October 2006. Mr. Yan currently serves as the founding managing partner of SAIF Partners. Prior to joining SAIF, he was the managing director and head of the Hong Kong office of the Emerging Markets Partnership, the management company of AIG Asia Infrastructure Funds from 1994 to 2001. From 1989 to 1994, he worked in the World Bank, Hudson Institute and Sprint International Corporation as an economist, research fellow and director for Asia, respectively, in Washington D.C. From 1982 to 1984, he was the chief engineer at the Jianghuai Airplane Corporation of China. Mr. Yan received his bachelor degree in Engineering from the Nanjing Aeronautic Institute in the PRC in 1982 and received his master of arts degree in International Political Economy from Princeton University in 1989. Mr. Yan was a recipient of China’s 2012 National “A Thousand Talents Program” and is currently a member of its evaluation committee. He is a founding director of China Venture and Private Equity Association, and a director of Peking University Endowment Investment Committee. He was voted by the China Venture Capital Association as “The Venture Investor of the Year” in both 2004 and 2007. He was also selected as one of the “Fifty Finest Private Equity Investors in the World” by Private Equity International in 2007, and as “No. 1 Venture Capitalist of the Year” by Forbes (China) in 2008 and 2009. He was also selected as the “Venture Capital Professional of the Year” by Asia Venture Capital Journal in 2009. Mr. Yan is also currently an independent non-executive director of China Resources Land Ltd., CPMC Holdings Limited, China Petroleum & Chemical Corporation and Fosun International Ltd.; and a non-executive director of Digital China Holdings Ltd., China Huiyuan Juice Group Limited, eSun Holdings Limited and Guodian Technology & Environment Group Corporation Limited (all eight companies above-mentioned are listed on the Hong Kong Stock Exchange, and China Petroleum & Chemical Corporation is also listed on the New York Stock Exchange); and a director of Acorn International Inc. (listed on the New York Stock Exchange), ATA Inc. (listed on the Nasdaq) and China Digital TV Holding Co., Ltd. (listed on the Shenzhen Stock Exchange). The Board of Directors has determined that Mr. Yan’s other commitments do not interfere with the abilities of Mr. Yan to effectively serve as a director and member of our audit committee.

Mr. Jason Nanchun Jiang is an independent director of our company. He has served as the chairman of the board of directors and chief executive officer of Focus Media Holding Limited since 2003. Starting in 2003, Mr. Jiang was general manager of Aiqi Advertising, an advertising company founded by his immediate family members in 1997, which was renamed Focus Media Advertisement in May 2003. Mr. Jiang received a bachelor’s degree in Chinese language and literature from Huadong Normal University in 1995.

Mr. Peter Andrew Schloss is an independent director of our company. Mr. Schloss is a partner and member of the investment committee of Phoenix Media Fund L.P., a private equity fund established by the Phoenix Television Group (HKSE: 2008). Mr. Schloss is also an independent director and the audit committee chairman of YY Inc. Previously, Mr. Schloss served as the chief executive officer of Allied Pacific Sports Network Limited. From 2004 to 2007, Mr. Schloss was an executive director of TOM Online Inc. He served as chief financial officer of TOM Online Inc. from December 2003 to September 2005 and chief legal officer of TOM Online Inc. from September 2005 to September 2007. Mr. Schloss was the general counsel at IBM China/Hong Kong Corporation from 1989 to 1991. From 1991 to 1996, he was the general counsel of Satellite Television Asian Region Limited, and was a director of that company from 1993 to 1996 as well as director of Asia Satellite Telecommunications Company Limited from November 1991 to June 1993. He was also an investment banker of ING Barings and head of its Asia Media, Internet and Technology Group from 1999 to 2001. Mr. Schloss received a bachelor’s degree in political science and a juris doctor degree from Tulane University.

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

Mr. Shiliang Song has been the chief technology officer of our company since our inception. Prior to joining us, Mr. Song was a senior software engineer of Top Group and IDN Telecommunication Co., Ltd from 2000 to 2002. From 2003 to 2004 Mr. Song was a principal programmer at Shanda Interactive Entertainment Limited. Mr. Song began serving as a supervisor of Giant Network’s research and development center in October 2004. Mr. Song studied electronic materials and parts at the University of Electronic Science and Technology of China from 1996 to 2000.

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

Mr. Yonghua Lu is the vice president of sales and marketing of our company. Mr. Lu began to serve as a vice president of Giant Network in 2004. Prior to joining us, Mr. Lu was the director of administration and general manager of the Hangzhou branch of Shanghai Jiante Bio-Technology Co., Ltd from 1998 to 2004. From 1996 to 1998, he was a vice general manager of sales in Zhuhai Tiannian International Technology Co., Ltd. Mr. Lu was a manager of human resources, and later became a vice president of marketing of Zhuhai Giant Hi-Tech Co., Ltd from 1993 to 1996. He was an employee trainer of Hengyang Waver Machinery Factory from 1981 to 1993. Mr. Lu received a degree in journalism from Hunan TV University in 1988. He graduated from the China Europe International Business School in 2009 with an EMBA degree in business administration.

Mr. Yongjun Fei is the vice president of office administration, legal affairs and intellectual property rights of our company. Prior to joining us, Mr. Fei was the vice general manager of Shanghai Giant Biotech Co., Ltd. and Shanghai Golden Partner Biotech Co., Ltd from 1999 to 2007. From January to July 1999, Mr. Fei was the general manager of Zhuhai Kangqi Co., Ltd, and a marketing manager of Tongwei Shenzhen Electronic Co., Ltd from 1997 to 1998. Mr. Fei used to be the general manager of several branch companies of Zhuhai Giant Group from 1994 to 1997, and a professor at Tianjin University from 1990 to 1994. Mr. Fei received a bachelor’s degree in precise instruments and technology from Tianjin University in 1990 and received his master’s degree in business administration from the China Europe International Business School in 2004.

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

Mr. Meng Wu has been a vice president of our company in charge of project development, focusing on webgame planning and development, since February 2012. Prior to joining us, from 2007 to 2012 Mr. Wu served as president and a game producer of Dovo Technology, Inc., a webgame developer and operator in China, where he was responsible for project planning and game development. In 2006, Mr. Wu established Fanswo, a leading WEB2.0 community in China and served as chief executive officer of that company.

B. Compensation

Compensation of Directors and Executive Officers

In 2013, the aggregate cash compensation paid to our directors and executive officers listed in this annual report was RMB21.0 million (US$3.5 million). In addition, an aggregate of 550,000 restricted ordinary shares of the Company were granted to our directors and officers in 2013. Our executives are also entitled to pension benefits under PRC law, which we are required to accrue for based on certain percentages of the executives’ salaries in accordance with the relevant regulations. These benefits have been properly accrued for as of December 31, 2013.

We have entered into employment agreements with each of our executive officers that provide for severance payments upon termination of employment in certain circumstances. Under these agreements, if an executive officer terminates his or her employment based on one of several conditions, including a material reduction in the executive officer’s compensation or benefits, the officer will be entitled to a severance payment equal to half of his or her annual base salary. In addition, if we terminate the employment of any of our executive officers without cause, the executive officer is also entitled to a severance payment equal to half of his or her annual base salary.

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

The 2007 Plan initially provided for the issuance of up to 7.8 million ordinary shares, which amount was increased by our board of directors to 10.7 million ordinary shares in August 2010, and to 23.7 million ordinary shares in October 2011. In October 2011, our board of directors also approved the grant of up to 14 million restricted ordinary shares from the 23.7 million ordinary shares reserved for issuance to select employees and officers of the Company, and the reduction of the exercise price for approximately 1.1 million stock options previously granted under the 2007 Plan, to a new exercise price of US$4.07, which was the closing price of our ADSs on October 28, 2011.

The tables set forth below summarize the outstanding stock options and restricted shares under the 2006 Plan and 2007 Plan as of December 31, 2013.

Exercise Price	Total Outstanding Options	Vested Options	Unvested Options
US$2.00	0	0	N/A
US$4.07	690,300	645,300	45,000

Total	690,300	645,300	45,000

Exercise Price	Total Restricted Shares Granted Excluding Cancelled Units	Vested Restricted Shares	Unvested Restricted Shares
N/A	13,997,000	3,796,200	10,200,800

The 2007 Plan is administered by the administrator, which can be our board of directors or one or more committees appointed by the board of directors. Subject to the provisions of the 2007 Plan, the administrator is authorized and empowered to do all things necessary or desirable in connection with the authorization of awards and the administration of the 2007 Plan.

The table below sets forth both the restricted share and option grants made to our directors and executive officers pursuant to the 2006 Plan and 2007 Plan as of December 31, 2013.

Name	Number of Restricted Shares*	Number of Options	Exercise Price (/share)			Grant Date	Expiration Date
Wei Liu	—	108,500	US$	2.00		October 1, 2006	September 30, 2012
	—	500,000	US$	2.00		May 15, 2007	September 30, 2013
	1,000,000	—		—		November 29, 2011	—
Andrew Y. Yan (Director)	—	500,000	US$	4.07	**	October 17, 2007	October 12, 2017
	50,000	—		—		November 29, 2011	—
Jason Nanchun Jiang (Director)	—	50,000	US$	4.07	**	October 17, 2007	October 12, 2017
	50,000	—		—		November 29, 2011	—
Peter Andrew Schloss (Director)	—	50,000	US$	4.07	**	October 17, 2007	October 12, 2017
	—	10,000	US$	4.07		January 14, 2011	January 14, 2021
	50,000	—		—		November 29, 2011	—
Jazy Zhang	600,000 200,000 200,000	— — —		— — —		November 29, 2011 February 6, 2013 August 13, 2013	— — —
Shiliang Song	—	750,000			**	October 1, 2006	September 30, 2012
	—	600,000	US$	2.00		May 15, 2007	September 30, 2013
	1,000,000	—		—		November 29, 2011	—
Min Tang	400,000	—		—		November 29, 2011	—
Xuefeng Ji	—	400,000			***	October 1, 2006	September 30, 2012
	—	100,000	US$	2.00		May 15, 2007	September 30, 2013
	2,000,000	—		—		November 29, 2011	—
Guoqiang Ding	—	500,000			***	October 1, 2006	September 30, 2012
	—	200,000	US$	2.00		May 15, 2007	September 30, 2013
	1,000,000	—		—		November 29, 2011	—
Cheng Peng	60,000	—		—		June 1, 2010	—
	1,000,000	—		—		November 29, 2011	—
Yongjun Fei	400,000	—		—		November 29, 2011	—
Meng Wu	250,000 150,000	— —		— —		February 1, 2012 October 16, 2013	— —

*	The amount refers to the number of restricted shares granted to our directors and executive officers, one fifth of which will vest upon each anniversary of the grant date during the five year period following the grant date.

**	The exercise price of these options was originally US$15.50, but our board of directors changed the exercise price to US$6.36 in September 2010, and then to US$4.07 in October 2011.
***	The exercise price of these options was originally RMB16. In October 2006, we reduced the exercise price to RMB0.02 with respect to 150,000 of these options here by Shiliang Song, 80,000 of these options here by Xuefeng Ji and 100,000 of these options here by Guoqiang Ding.

Effect of the Going Private Transaction on Outstanding Awards

If the going private transaction described in “Item 4. Information on the Company — C. Organizational Structure — Going Private Transaction” is completed, at the effective time of the merger:

•	each issued and outstanding option to purchase ordinary shares granted under the share incentive plans will be cancelled and converted into the right to receive, as soon as practicable after the effective time of the merger, an amount equal to the product of (a) the total number of ordinary shares issuable under such option immediately prior to the effective time multiplied by (b) the excess of US$12.00 over the exercise price payable per ordinary share under such option, in cash, without interest and net of any applicable withholding taxes; and

•	each restricted share awarded under the share incentive plans that is issued and outstanding (and with respect to which the restrictions have not lapsed) immediately prior to the effective time, or the company restricted shares, will be cancelled and converted into the right to receive, as soon as practicable after the effective time (and in any event no more than five business days after the effective time), an amount equal to US$12.00, in cash, without interest and net of any applicable withholding taxes.

Notwithstanding the foregoing, we may enter into agreements with certain executive officers (other than Mr. Yuzhu Shi) and certain members of our senior management, collectively referred to as the deferred payment management participants, prior to the completion of the merger. Pursuant to such planned agreements, each deferred payment management participant would agree to a deferred payment arrangement with respect to cash payable to such deferred payment management participant with respect to his or her company restricted shares as contemplated in the Merger Agreement, such cash payment referred to as the company restricted share payment. The deferred payment arrangement will not change the company restricted share payment amount of US$12.00, in cash, without interest and net of any applicable withholding taxes, payable in respect of each company restricted share as contemplated in the Merger Agreement, but will (i) effectively defer the company restricted share payment for each deferred payment management participant to a future date and (ii) subject such company restricted share payment to similar terms and conditions, including continued employment with the surviving corporation or its relevant subsidiary, as were applicable to the corresponding company restricted shares awarded under the share incentive plans without giving effect to the Merger. We are in the process of finalizing the deferred payment arrangements with the deferred payment management participants.

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

Terms of Directors and Executive Officers

Our officers are elected by and serve at the discretion of the board of directors. Under our articles of association, our directors are elected at general meetings and serve for a term of three years. Our directors’ terms are staggered, such that approximately one third of our directors reach the end of their term of office each year. There are no limits on the number of terms a director may serve on our board. A director will be removed from office if, among other things, (i) the director gives notice in writing to us of his or her resignation; (ii) the director, without special leave of absence from the board, is absent from meetings of the board for six consecutive months; (iii) the director becomes bankrupt or makes any arrangement or composition with his or her creditors; (iv) the director dies or is found by our company to be or becomes of unsound mind; (v) the director is prohibited by law from being a director; or (vi) if our members by ordinary resolution resolve that the director should be removed pursuant to our articles of association. Remuneration paid to our directors is determined by the board of directors, including benefits upon termination, if any.

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

Compensation Committee

Our compensation committee consists of Peter Andrew Schloss, Jason Nanchun Jiang and Andrew Y. Yan, each of whom satisfy the “independence” standards of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which her compensation is deliberated. The compensation committee is responsible for, among other things:

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

Interested Transactions

A director may vote with respect to any contract or transaction in which he or she is interested, provided that the nature of the director’s interest in the contract or transaction is disclosed by him or her at or prior to its consideration by the board.

D. Employees

We had approximately 1,643 employees, 1,700 employees and 1,529 employees as of December 31, 2011, 2012 and 2013, respectively. Approximately 86% of our employees have earned at least a junior college degree. The following table shows the number of our employees by position as of December 31, 2013.

	Number of Employees	Percentage of Total (%)
Customer service	334	22%
Product development	835	55%
General and administration	171	11%
Technical and platform support	120	8%
Sales and marketing	69	4%

Total	1,529	100%

As of December 31, 2012, we dismissed all personnel in our sales liaison group, which at the end of 2011 consisted of approximately 420 people. Due to the continued growth of our game points sales through third party online payment systems and our direct partnership with internet cafés, sales liaison personnel’s previous job functions have been eliminated.

We enter into a standard three-year employment contract with most of our officers, managers and employees. These contracts include a covenant that prohibits the officer, manager or employee from engaging in any activities that compete with our business during their employment with us. In addition, we enter into an additional non-compete agreements with officers, managers and senior level employees, which generally prohibit them from engaging in activities that compete with our business for two years after their employment with us provided that we satisfy certain payment obligations.

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

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of April 10, 2014, the most recent practicable date, by:

•	each of our directors and executive officers who beneficially own our ordinary shares; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

Beneficial ownership of our ordinary shares consists of voting power and/or investment power with respect to our ordinary shares. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The percentage of beneficial ownership set forth in the table is based on 240,638,522 ordinary shares outstanding as of April 10, 2014.

Ordinary Shares Beneficially Owned
Name	Number		Percent
Directors and Executive Officers
Yuzhu Shi(1)	106,778,540		44.4%
Wei Liu		*	*
Xuefeng Ji		*	*
Andrew Y. Yan		*	*
Jason Nanchun Jiang		*	*
Peter Andrew Schloss		*	*
Jazy Zhang		*	*
Shiliang Song		*	*
Yonghua Lu		*	*
Min Tang		*	*
Yongjun Fei		*	*
Guoqiang Ding		*	*
Cheng Peng		*	*
Meng Wu		*	*
Other 5% Shareholders
Citi (Nominees) Limited**	153,369,939		63.7%

*	Upon exercise of options currently exercisable or vested within 60 days after the date of this annual report, would beneficially own less than 1% of our ordinary shares.

**	These shares include the shares repurchased by the Company under the authorized share repurchase programs for the period from December 24, 2007 through December 31, 2013.
(1)	Includes (i) 102,000,000 ordinary shares held by Union Sky Holding Group Limited, a British Virgin Islands company owned by Yuzhu Shi, and (ii) 1,890,687 ordinary shares and 2,887,853 ADSs held by Jing Shi, Yuzhu Shi’s daughter, on behalf of Yuzhu Shi, through Vogel Holding Group Limited.

None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company other than the going private transaction as disclosed in “Item 4. Information on the Company — C. Organizational Structure — Going Private Transaction.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6.E, “Directors, Senior Management and Employees — Share Ownership”.

B. Related Party Transactions

Contractual Arrangements with Giant Network and Its Shareholders

PRC laws and regulations restrict foreign equity ownership of companies that are engaged in China’s online game industry. To comply with these PRC laws and regulations, we operate our online games in China through a series of contractual arrangements with Giant Network, a variable interest entity that is 80% owned by our chairman Yuzhu Shi, and the shareholders of Giant Network. For a description of these contractual arrangements, see “Item 4.C, Information on the Company — Organizational Structure”.

Contractual Arrangements Regarding the Reorganization of Our Game Development Studios

In 2009, in connection with our Win@Giant initiative, we began reorganizing our game development studios by establishing various subsidiaries that are 51% owned by us and 49% owned by the key members of the relevant development team. Each reorganized studio is only focused on producing and supporting internally developed games, which we believe gives them greater incentive to make their games commercially successful. As a result of this reorganization, and through these contractual arrangements, ZT Online 2 is supported by Jujia Network, World of Xianxia is supported by Juhuo Network and some of our other internally developed games are supported by these and other of our 51% owned studios. For a description of these contractual arrangements, see Item 4.C, “Information on the Company — Organizational Structure”.

Equity Interests Transfer from Zhengduo Information to Giant Network

Pursuant to the Online Game Measures issued by the MOC in June 2010, all domestic online games must be registered with the MOC within 30 days after their launch, while all imported online games are subject to a content review procedure and must be approved by the MOC prior to their launch. A game is classified as a domestic game when the copyright is owned by a domestic company, but if the copyright is owned by a foreign-invested enterprise then the game will be classified as an imported game and subject to content review. As a result of these restrictions, we reorganized four game development studios (mainly webgame development studios) from foreign-invested enterprises to domestic companies in order to reduce regulatory delays for their future game launches. Accordingly, in February 2012 Zhengduo Information transferred to Giant Network, in exchange for a purchase price equivalent to the capital investment made by Zhengduo Information, its entire 51% interest in Juhe Network, its entire 40.8% interest in Shanghai Juxian Network Technology Co., Ltd., or Juxian Network, its entire 30% interest in Shanghai Tonghua Technology Co., Ltd., or Tonghua, and its entire 42% interest in Juxi Network Technology Co., Ltd. or Juxi Network. In March 2013, Giant Network sold its interest in Juxi Network and is therefore no longer a shareholder of Juxi Network.

Loan Agreement with Tonghua

In March 2012, Zhengduo Information entered into a loan agreement with Tonghua in the amount of RMB6.0 million. In April 2013 and February 2014, Zhengduo Information entered into two additional loan agreements with Tonghua in the amount of RMB6.0 million (US$1.0 million) and RMB3.72 million (US$0.6 million), respectively. Zhengduo Information granted these interest-free loans to Tonghua to be used for Tonghua’s game development expenses. The time period for the loans are not specified in the agreements, but the loans are to be repaid when Tonghua receives profits from its operations that are equivalent to the amount of the loan agreement.

Transfer of Investment in the Sunshine Insurance Group Corporation, Ltd.

In April 2011, we committed to invest RMB958.8 million in Sunshine Insurance Group Corporation, Ltd., a privately held insurance company. However, due to investor sentiment, regulatory and other considerations, we unwound this investment commitment in August 2011 by transferring our obligation to Union Sky Holding Group, Ltd, a company wholly-owned by our chairman Mr. Yuzhu Shi, for a purchase price equal to the full amount of the investment commitment plus an amount for interest accrued during the period prior to the transfer.

Investment in CMBC Convertible Bond

In March 2013, we purchased a convertible bond issued by China Minsheng Banking Corp., Ltd., or the CMBC bond, for RMB35.2 million, which may be converted into the bank’s A-shares that are traded on the Shanghai Stock Exchange. In May 2013, the investment was sold for a consideration of RMB38.9 million.

Transactions with Shanghai Jiante Bio-Technology Co., Ltd.

We lease our Songjiang District facility, consisting of approximately 7,500 square meters of office space and 91 staff apartments, from Shanghai Jiante, a related party that is controlled by our chairman Mr. Yuzhu Shi. The monthly rent and property management fee for our Songjiang District facility during the six months of 2010 in which we rented the facility, was RMB530,000, which was a reduced rental rate due to the fact that the facilities and grounds were not yet fully operational. In 2011, we contracted with an unrelated third party for property management services. In addition, the monthly rent increased to RMB1,000,000 due to the fact that the remaining construction work on the facilities was completed at the beginning of 2011. In 2012 and 2013, the monthly rent remained unchanged at RMB1,000,000 (US$165,188).

Equity Interests Transfer Agreement from Giant Investment Co., Ltd. and Shanthai Jiante to Zhengtu Information

In anticipation of long-term grown for our product development and technical and platform support teams, we decided to build additional office buildings in– the Songjiang Phase II Area. The State-Owned Construction Land Use Rights for the relevant parcels in the Songjiang Phase II Area were initially recorded in the name of Giant Jiante (Shanghai) Real Estate Co., Ltd., or Jiante Real Estate, and the Songjiang Phase II Area was the sole property of Jiante Real Estate. The registered capital of Jiante Real Estate is RMB35.0 million, of which Giant Investment Co., Ltd. accounted for 95% and Shanghai Jiante accounted for 5%. In August 2013, Zhengtu Information, Giant Investment and Shanghai Jiante entered into an equity interests transfer agreement, under which Zhengtu Information agreed to purchase, and Giant Investment and Shanghai Jiante agreed to sell, 100% of the equity interests of Jiante Real Estate at a price of RMB16.0 million (US$2.6 million). This purchase price was based on a valuation report assessment provided by a professional valuation company, Shanghai Xinmin Asset Valuation Co., Ltd. and reflected the total net asset value of Jiante Real Estate as of the date of the equity interest transfer agreement.

Software Intellectual Property Transfer Agreement between Beijing Giant Zhengtu and Giant Network

Pursuant to the software intellectual property agreement dated September 1, 2013 between Beijing Giant Zhengtu and Giant Network, Beijing Giant Zhengtu, the registered holder of the software intellectual property of King of King III V2.0, agreed to transfer all its intellectual property rights in the King of King III V2.0 to Giant Network for a consideration of approximately RMB 11.7 million (US$1.9 million).

Investment in Minsheng Royal Baoteng Asset Custody Plan

In August and September 2013, in order to ensure the safety of our capital and improve the applicable capital yield, Zhengtu Information subscribed to the Minsheng Baoteng Asset Custody Plan, or the Baoteng Plan, recommended by China Minsheng Banking Corp., Ltd., or CMBC, a related party in which our chairman, Mr. Yuzhu Shi, served as a director, with a total subscription price of RMB952.0 million. The lock-up period of the Baoteng Plan is one year from the date of subscription and the estimated annualized rate of return is 6.0%. Zhengtu Information terminated the Baoteng Plan in the first quarter of 2014. As the Baoteng Plan was terminated before its maturity, we were subject to an annualized early termination fee of approximately 1.20% of the subscription amount.

On January 28, 2014, Zhengju Information separately subscribed the Baoteng Plan with a subscription price of RMB6.0 million. The lock-up period shall end on August 19, 2014 and the annualized rate of return is 6.8%. Mr. Yuzhu Shi resigned from his office as a director of CMBC on March 25, 2014.

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

On or about March 28, 2014, we became aware that a complaint had been filed by an alleged holder of our ADSs against us, members of our board or directors, Giant Investment Limited and Giant Merger Limited in the United States District Court for the Southern District of New York in connection with the proposed going private transaction, or the Proposed Merger, contemplated by the agreement and plan of merger dated March 17, 2014. The lawsuit is a purported class action brought on behalf of all holders of ADSs and is captioned Tripp v. Giant Interactive Group Inc., et. al (case no. 14 CV 2177). The representative plaintiff alleges, among other things, that each of our directors breached their fiduciary duties in connection with the Proposed Merger, which plaintiff alleges do not appropriately value our company, were the result of an inadequate process overseen by conflicted directors and include preclusive deal protection devices. The lawsuit also claims that we, Giant Investment Limited and Giant Merger Limited aided and abetted these violations. The complaint purports to seek, among other things, an injunction against the consummation of the Proposed Merger and rescission in the event that the Proposed Merger is consummated prior to the entry of the court’s final judgment, an award of unspecified damages, costs and expenses, including attorneys’ and experts’ fees and expenses, and such other equitable relief that the court deems just and proper. On or about April 14, 2014, we became aware that another class action complaint captioned Palkon v. Giant Interactive Group Inc., et al (case no. 14 CV 2556) was filed on behalf of all holders of ADSs in the same court against us, our directors, Giant Investment Limited and Giant Merger Limited alleging that each of our directors breached fiduciary duties by not appropriately valuing our Company in connection with the proposed going private transaction and that we, Giant Investment Limited and Giant Merger Limited aided and abetted these alleged violations. On or about April 22, 2014, we became aware that a third class action complaint captioned Sutherland, et al. v. Giant Interactive Group Inc., et al (case no. 14 CV 2826) was filed on behalf of all holders of ADSs in the same court against us, our directors, Giant Investment Limited, Giant Merger Limited, Baring Private Equity Asia and Hony Capital Fund V, L.P., alleging that the proxy statement filed by us in connection with the proposed going private transaction is materially false and misleading and therefore violates Section 14(a) of the Securities Exchange Act of 1934. We and our board of directors believe that the claims in these three complaints are without merit and intend to defend against them vigorously.

One of the conditions to the closing of the Proposed Merger is that no final order by a court or other governmental entity shall be in effect that prohibits the consummation of the Proposed Merger or that makes the consummation of the merger illegal. As such, if the representative plaintiff is successful in obtaining an injunction prohibiting the defendants from completing the Proposed Merger on the agreed-upon terms and such injunction has not been reversed and is non-appealable, then such injunction may prevent the Proposed Merger from becoming effective, or from becoming effective within the expected timeframe. The outcome of this lawsuit is uncertain. An adverse judgment for monetary damages could have an adverse effect on our operations and liquidity. A preliminary injunction could delay or jeopardize the completion of the Proposed Merger, and an adverse judgment granting permanent injunctive relief could indefinitely enjoin completion of the Proposed Merger.

We are currently not aware of any other legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

Dividend Policy

The table below sets forth information with respect to cash dividends that we have paid to our shareholders out of our listed company’s net distributable profits, which are determined using an equity method basis of accounting for the standalone listed company financial statements, during the three-year period ending December 31, 2013.

Date Declared by The Board of Directors	Date Paid	Total Amount
February 21, 2011	March 30 and April 8, 2011	RMB270.3 million
August 8, 2011	September 9, 2011	RMB4,539.9 million
February 24, 2012	March 29, 2012 and April 5, 2012	RMB446.3 million
February 22, 2013	July 2 and 3, 2013	RMB629.7 million
August 5, 2013	December 16 and 23, 201	RMB343.0 million

Commencing in 2013, we had intend to pay regular cash dividends on a semi-annual basis. Under this policy, dividends would have been paid at the discretion of our board of directors. When considering whether to pay a dividend, and the amount of such dividend, if any, our board of directors would consider a variety of factors, including our operations and earnings, capital requirements and surplus, general financial conditions, shareholders’ interests and contractual restrictions. Our ability to pay dividends is generally dependent upon our receipt of dividends from Zhengtu Information and Zhengduo Information, our wholly owned subsidiaries in China. In order for Zhengtu Information and Zhengduo Information to pay dividends to us, however, they must comply with the requirements of PRC law. For additional information regarding the PRC rules and regulations applicable to the payment of dividends, see “Item 10. Additional Information — Exchange Controls — Regulation of Foreign Currency Exchange and Dividend Distribution — Dividend Distribution.”

Holders of ADSs will be entitled to receive dividends, subject to the terms of the depositary agreement, to the same extent as holders of our ordinary shares, less the fees and expenses payable thereunder. Cash dividends will be paid in U.S. dollars.

Under the terms of the merger agreement dated March 17, 2014, entered into between us, Giant Investment Limited and Giant Merger Limited, we are not permitted to pay any dividends or repurchase any shares pending consummation of the merger. As a result, our board of directors has suspended our previously announced dividend policy.

B. Significant Changes

Since the date of our audited consolidated financial statements included in this annual report, we entered into a definitive agreement and plan of merger, or the Merger Agreement, on March 17, 2014 with Giant Investment Limited and Giant Merger Limited pursuant to which Giant Investment Limited, a company owned by our chairman Mr. Shi, an affiliate of Baring Private Equity Asia and an affiliate of Hony Capital Fund V, L.P., will acquire all of our outstanding ordinary shares for cash consideration equal to US$12.00 per ordinary share or per ADS. If completed, the merger will result in us becoming a privately-held company and our ADSs will no longer be listed on the NYSE.

In addition, we entered into an agreement to sell all of our limited partnership interest in Yunfeng E-Commerce Funds, which held all of our interest in the ordinary shares of Alibaba Group Holding Limited, to Tiger Global Mauritius Fund for approximately US$199.1 million. The sale was completed on February 14, 2014.

ITEM 9. THE OFFER AND LISTING.

A. Offering and listing details.

Price Range of Our ADSs

Our ADSs are listed for trading on the New York Stock Exchange under the symbol “GA”. The following table sets forth the monthly high and low trading prices of our ADSs on the New York Stock Exchange for the periods indicated:

	High	Low
Annual
2009	9.57	5.31
2010	8.25	6.03
2011	9.45	3.02
2012	5.66	3.91
2013	11.47	5.50
Quarterly
First Quarter, 2012	5.20	3.91
Second Quarter, 2012	5.66	4.42
Third Quarter, 2012	5.28	4.20
Fourth Quarter, 2012	5.60	4.95
First Quarter, 2013	6.61	5.50
Second Quarter, 2013	8.64	6.45
Third Quarter, 2013	9.50	7.33
Fourth Quarter, 2013	11.47	8.15
First Quarter, 2014	11.63	10.18
Monthly
October, 2013	9.60	8.15
November, 2013	11.44	8.18
December, 2013	11.47	10.92
January, 2014	11.31	10.18
February, 2014	11.55	10.93
March, 2014	11.63	11.10
April (through April 25, 2014)	11.79	11.54

On April 25, 2014, the closing sale price of our ADSs as reported on the New York Stock Exchange was US$11.74 per ADS.

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

C. Material Contracts

On March 17, 2014, we entered into a definitive agreement and plan of merger, or the Merger Agreement, with Giant Investment Limited and Giant Merger Limited, a wholly owned subsidiary of Giant Investment Limited, pursuant to which Giant Investment Limited, a company owned by our chairman Mr. Shi, an affiliate of Baring Private Equity Asia and an affiliate of Hony Capital Fund V, L.P., will acquire all of our outstanding ordinary shares for cash consideration equal to US$12.00 per ordinary share or per ADS. The merger, which is currently expected to close during the second half of 2014, is subject to customary closing conditions, including the approval by an affirmative vote of our shareholders representing at least two-thirds of the shares present and voting in person or by proxy as a single class at our shareholders meeting, which will be convened to consider the authorization and approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Proposed Merger, and the other closing conditions specified in the Merger Agreement.

On February 1, 2014, we entered into an agreement to sell all of our limited partnership interest in Yunfeng E-Commerce Funds to Tiger Global Mauritius Fund for approximately US$199.1 million. The sale was completed on February 12, 2014.

In connection with the secondary offering of 12,650,000 ADSs by some of our shareholder in June 2013, we entered into an underwriting agreement with Morgan Stanley on June 5, 2013, pursuant to which Morgan Stanley acted as the underwriter and agreed to purchase all of the 12,650,000 ADSs offered, representing 12,650,000 of our ordinary shares.

Other than the aforementioned contracts, we have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4, “Information on the Company” and in Item 7, “Major Shareholders and Related Party Transactions” or elsewhere in this annual report on Form 20-F.

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

Pursuant to the Exchange Rules, the Renminbi is freely convertible for foreign exchange transactions such as trade, service-related and unilateral transfers, but is not freely convertible for direct investment, loans, investment in securities or other capital account transactions outside China unless the prior approval of the State Administration of Foreign Exchange, or SAFE, is obtained. In addition, enterprises incorporated in China with investments by or in cooperation with foreign enterprises, individuals or entities, or foreign-invested enterprises, may transact in foreign exchange without the approval of SAFE for trade and service-related foreign exchange transactions by providing commercial documents evidencing these transactions. Under the Administration Rules, foreign-invested enterprises that need foreign exchange for the distribution of profits to their shareholders may effect payment from their foreign exchange accounts or purchase and pay foreign exchange rates at the designated foreign exchange banks to their foreign shareholders by producing board resolutions for such profit distribution. Based on their needs, foreign-invested enterprises are permitted to open foreign exchange settlement accounts for current account receipts and payments of foreign exchange along with specialized accounts for capital account receipts and payments of foreign exchange, in each case at certain designated foreign exchange banks.

On August 29, 2008, SAFE promulgated a notice, Circular 142, regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The notice requires that the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Furthermore, on November 9, 2010, SAFE promulgated the Notice Relating to Strengthening the Administration of Foreign Exchange Businesses, which tightens regulation of the settlement of net proceeds from overseas offerings, such as our offering, and requires (i) that the settlement of net proceeds must be consistent with the uses stated in the prospectus for the offering, and (ii) the submission of relevant board resolutions for the portion of proceeds that fall outside the uses stated in the prospectus.

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

People’s Republic of China Taxation

In accordance with the PRC Enterprise Income Tax Laws, or the EIT Law, enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC territory are considered PRC resident enterprises, subject to PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” shall refer to an establishment that exercises, in substance, overall management and control over, among other things, the production and business, personnel, accounting and properties of an enterprise. The Company, if considered a PRC tax residence enterprise, would be subject to PRC enterprise income tax at the rate of 25% on its worldwide income. Based on the assessment of facts and circumstances available at December 31, 2013, the company is more likely than not a non-PRC tax resident enterprise. Accordingly, the company has not accrued for PRC enterprise income tax for 2013.

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

If we are not deemed to be a PRC resident enterprise, then dividends payable to our non-PRC shareholders and gains from disposition of our shares of ADSs by our non-PRC shareholders will not be subject to PRC income tax withholding. Under the current laws of China, the profits of a foreign-invested enterprise that are distributed to its immediate holding company outside the PRC are subject to a withholding tax rate of 10%. A lower withholding tax rate is applied if there is a tax treaty or arrangement between the PRC and the jurisdiction of the foreign holding company. For example, holding companies in Hong Kong that own more than 25% of the equity interest in a PRC company are subject to a 5% withholding tax rate if the Hong Kong holding companies are regarded as the beneficial owners of such dividends. Accordingly, dividends that were previously paid by Zhengtu Information to Eddia International were subject to a 10% withholding tax, and dividends paid by our PRC subsidiaries to Giant HK are subject to a 5% withholding tax, provided that Giant HK is treated as the beneficiary owner of the dividends. In addition, following the reorganization of Zhengtu Information that we completed in May 2013, our entire equity interest in Zhengtu Information previously held by Eddia International and Giant HK is now held by Giant HK. Accordingly, any dividends paid by Zhengtu Information to Giant HK from retained earnings accumulated after the reorganization are subject to a 5% withholding tax. See “Risk Factors — Risks Related to the Regulation of Our Business — The PRC EIT Law will affect tax exemptions on the dividends we receive and we may not be able to obtain certain treaty benefits on such dividends.”

As a result, we accrued a one-time withholding tax in the amount of RMB259.4 million associated with the repatriation of cash for the special dividend paid by Zhengtu Information to Eddia International during the third quarter 2011. In addition, we accrued a withholding tax in the amount of RMB32.3 million associated with a dividend to be paid by Zhengduo Information with respect to 2012 earnings. In 2013, we accrued a withholding tax in the amount of RMB212.0 million (US$35.0 million) with a dividend to be paid by our PRC subsidiaries.

U.S. Federal Income Taxation

This discussion describes certain material U.S. federal income tax consequences to U.S. Holders (as defined below) of the purchase, ownership and disposition of our ADSs and ordinary shares. This discussion does not address any aspect of U.S. federal gift or estate, Medicare tax, or the state, local or non-U.S. tax consequences of an investment in our ADSs and ordinary shares. This discussion applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets (generally, property held for investment) and does not apply to U.S. Holders who are a member of a class of holders subject to special rules, such as:

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

Prospective purchasers are urged to consult their own tax advisors concerning the particular U.S. federal income tax consequences to them of the purchase, ownership and disposition of our ADSs and ordinary shares, as well as the consequences to them arising under the laws of any other taxing jurisdiction.

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

Dividends on ADSs and Ordinary Shares

Subject to the “Passive Foreign Investment Company” discussion below, if we make distributions to U.S. Holder, the gross amount of any distributions with respect to their ADSs and ordinary shares (including the amount of any taxes withheld therefrom) will generally be includible in their gross income on the day they actually or constructively receive such income as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. We, however, do not intend to our calculate earnings and profits in accordance with U.S. federal income tax principles. Accordingly, distributions paid on our ADSs or ordinary shares, if any, will be treated as dividend distributions for U.S. federal income tax purposes.

With respect to non-corporate U.S. Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rate of taxation. A non-U.S. corporation is treated as a qualified foreign corporation with respect to dividends from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs, which are listed on the NYSE, are readily tradable on an established securities market in the United States. However, our expectation is that our ADSs will no longer be listed in the NYSE beginning the second half of 2014. U.S. Holders should consult their own tax advisors as to the rate of tax that will apply to them with respect to dividend distributions, if any, they receive from us.

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

We believe that we were not PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2013. However the application of the PFIC rules is subject to uncertainty in several respects, and we must make a separate determination after the close of each taxable year as to whether we were a PFIC for such year. As such, although we intend to conduct our business activities in a manner to reduce the risk of our classification as a PFIC in the future, as we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets, there can be no assurance that we will not be classified as a PFIC for 2014 or any future taxable year.

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

To compute the tax on “excess distributions” or any gain, (a) the “excess distribution” or the gain would be allocated ratably to each day in their holding period, (b) the amount allocated to the current year and any tax year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income in the current year, (c) the amount allocated to other taxable years would be taxable at the highest applicable marginal rate in effect for that year, and (d) an interest charge at the rate for underpayment of taxes for any period described under (c) above would be imposed on the resulting tax liability on the portion of the “excess distribution” or gain that is allocated to such period. In addition, if we were a PFIC, no distribution that U.S. Holders receive from us would qualify for taxation at the reduced rate discussed in the “ — Dividends on ADSs or ordinary shares” section above.

Under certain attribution rules, if we are a PFIC, U.S. Holders will be deemed to own their proportionate share of lower-tier PFICs, and will therefore be subject to U.S. federal income tax on (a) a distribution on the shares of a lower-tier PFIC and (b) a disposition of shares of a lower-tier PFIC, both as if they directly held the shares of such lower-tier PFIC.

If a U.S. Holder makes a mark-to-market election with respect to the ADSs, such holder will include as ordinary income the excess, if any, of the fair market value of the ADSs at the end of each taxable year over their adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the ADSs over their fair market value at the end of the taxable year, but only to the extent of the net amount of previously included income as a result of the mark-to-market election. Any gain recognized on the sale or other disposition of the securities will be treated as ordinary income. The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minims quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in the applicable Treasury regulations. Our ADSs may not be “marketable stock” because they will no longer be listed on the NYSE during the second half of 2014. In addition, the mark-to-market election will not be available for any lower tier PFIC that is deemed owned pursuant to the attribution rules discussed above. U.S. Holders should consult their tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder that makes a valid qualified electing fund election with respect to a PFIC will include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if the PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations, and we do not intend to prepare or provide the information that would entitle U.S. Holders to make a qualified electing fund election.

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

G. Statement by Experts

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

We had RMB2,809.7 million (US$464.1 million) in fixed-income investments as of December 31, 2013, with a weighted average duration of approximately 0.42 years. A hypothetical one percentage point (100 basis-point) increase in interest rates would have resulted in a decrease of approximately RMB11.9 million (US$2 million) in the fair value of our fixed-income investments at December 31, 2013.

Foreign Currency Exchange Rate Risk

Beginning in July 2005, the Renminbi has fluctuated within a narrow and managed band against a basket of certain foreign currencies. The cumulative depreciation of the U.S. dollar against the Renminbi from July 2005 to December 2013 was approximately 27%. While the international reaction to the Renminbi appreciation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. Most of our revenues and costs are denominated in Renminbi, while a portion of our cash, cash equivalents, short-term financial assets, investment in equity investees and available-for-sale securities held by us are denominated in U.S. dollars, the aggregate amount of which was US$159 million as of December 31, 2013. Our exposure to foreign exchange risk primarily relates to those financial assets denominated in U.S. dollars. A hypothetical 10% decrease in the exchange rate of the U.S. dollar against the Renminbi would have resulted in a decrease of RMB97 million (US$16 million) in the value of our US dollar-denominated financial assets at December 31, 2013. We have not hedged exposures denominated in foreign currencies using any derivative financial instruments. Any further significant revaluation of the Renminbi against the U.S. dollar may materially affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADS in U.S. dollars.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 5.4%, 2.6% and 2.6% in 2011, 2012 and 2013, respectively.

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

Fee to be paid by persons depositing or withdrawing shares	Services
US$5.00 per 100 ADSs	Issuance of ADSs.
US$5.00 per 100 ADS	Cancellation of ADSs.
US$0.02 per ADS	Distribution of cash dividends.
US$5.00 per 100 ADS	Distribution of ADSs pursuant to share dividends or other free share distributions
US$0.02 per ADS	Depositary service fee.
As necessary	Expenses of the depositary, such as cable, telex, fax transmissions and delivery expenses
As necessary	Any charges incurred by the depositary in connection with regulatory requirements applicable to the shares, deposited securities, ADSs or ADRs.
As necessary	Any charges incurred by the depositary or its agents for servicing the deposited securities

Fees Payable by the Depositary to Us

From January 1, 2013 to December 31, 2013, we received from the depositary a reimbursement of US$2.5 million (after tax) for certain expenses related to the maintenance of the ADR program, including our annual stock exchange listing fees and our expenses incurred in connection with investor relations programs.

PART II.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None of these events occurred in any of the years ended December 31, 2011, 2012 and 2013.

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

As required by Section 404 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2013 using criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission.

Based on this assessment, using the criteria referenced above, management concluded that our internal control over financial reporting was effective as of December 31, 2013.

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2013, as stated in their report included herein.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended December 31, 2013 that have materially affected, or are reasonable likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Giant Interactive Group Inc.

We have audited Giant Interactive Group Inc.’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). Giant Interactive Group Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Giant Interactive Group Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Giant Interactive Group Inc. as of December 31, 2012 and 2013, and the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2013 of Giant Interactive Group Inc. and our report dated April 29, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP
Shanghai, People’s Republic of China
April 29, 2014

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

	For the Year Ended December 31,
	2012	2013
	(In thousands of RMB)
Audit fees(1)	7,500	7,500
Audit-related fees(2)	900	1,000
Tax fees(3)	65	430
All other fees(4)	—	—

(1)	Audit fees include the aggregate fees billed for professional services rendered by Ernst & Young for the audit of our annual consolidated financial statements, as well as for services rendered associated with the audit of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.
(2)	Audit-related fees represent the aggregate of fees billed for professional services rendered by Ernst & Young for assurance and related services that are not reported under audit fees.
(3)	Tax fees represent the aggregated fees billed for professional services rendered by Ernst & Young for tax planning.
(4)	All other fees represent any fees other than audit fees, audit-related fees and tax fees.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

In September 2011, our board of directors approved a share repurchase plan with a term of one year pursuant to which we were authorized to repurchase up to US$50.0 million worth of our ADSs prior to September 30, 2012. In August 2012, our board of directors extended the term of this new share repurchase plan for an additional year, thereby authorizing us to repurchase an amount of our ADS worth up to the remaining balance of the US$50.0 million authorized in September 2011. We did not, however, repurchase any of our shares in 2013 and this share repurchase plan expired in September.

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

We are committed to a high standard of corporate governance. As such, we endeavor to comply with most of the NYSE corporate governance practices, with the current exception that (i) we are not required by our charter documents, including our amended and restated memorandum of association and articles of association, or applicable law, to obtain shareholder approval for our adoption of, or material revisions to, our equity-compensation plans where our directors consider it in the best interests of the company to do so and when the issue price of shares issued pursuant to such plans is otherwise fair; and (ii) the majority of our board of directors is not comprised of independent directors. In this case, however, our practice is in compliance with the laws of the Cayman Islands.

ITEM 16H. MINE SAFETY DISCLOSURE.

Not applicable.

PART III.

ITEM 17. FINANCIAL STATEMENTS.

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS.

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS.

Exhibit Number	Description of Document

1.1	Memorandum and Articles of Association of Giant Interactive Group Inc. (incorporated by reference to Exhibit 3.1 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007).

2.1	Specimen Certificate for Common Shares of Giant Interactive Group Inc. (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007).

2.2	Form of American Depositary Receipt of Giant Interactive Group Inc. (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007).

2.3	Form of Deposit Agreement among the Giant Interactive Group Inc., Citibank, N.A., and holders and beneficial owners of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007).

4.1	Employee Share Option Scheme (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007).

4.2	Forms of option grant agreements for the Employee Share Option Scheme (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007).

4.3	2007 Performance Incentive Plan (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007).

4.4	Forms of option grant agreement and SAR grant agreement under the 2007 Performance Incentive Plan (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007).

4.5	Form of Indemnification Agreement with the directors of Giant Interactive Group Inc. (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007).

4.6	Form of Employment Agreement for Executive Officers of Giant Interactive Group and Employment Agreement of Yuzhu Shi (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007).

4.7	Form of Irrevocable Powers of Attorney of all the recorded shareholders of Shanghai Giant Network Technology Co., Ltd. (a/k/a Shanghai Zhengtu Network Technology Co., Ltd.), namely Yuliang Feng, Haixiao Lin, Wei Liu, Chen Cheng, Lu Zhang, Tao Yue, Fabing Qu, Yonggui Wang, Kai Chen and Shanghai Lanlin Bio-Technology Co., Ltd., dated September 7, 2006 and Irrevocable Powers of Attorney of Lu Zhang (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007).

4.8	Purchase Option and Cooperation Agreement among Shanghai Giant Network Technology Co., Ltd. (a/k/a Shanghai Zhengtu Network Technology Co., Ltd.) recorded shareholders of Shanghai Giant Network Technology Co., Ltd., namely Yuliang Feng, Haixiao Lin, Wei Liu, Chen Cheng, Lu Zhang, Tao Yue, Fabing Qu, Yonggui Wang, Kai Chen and Shanghai Lanlin Bio-Technology Co., Ltd, and Shanghai Zhengtu Information Technology Co., Ltd. dated September 7, 2006 (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007).

4.9	Share Pledge Agreement among Shanghai Giant Network Technology Co., Ltd. (a/k/a Shanghai Zhengtu Network Technology Co., Ltd.) recorded shareholders of Shanghai Giant Network Technology Co., Ltd., namely Yuliang Feng, Haixiao Lin, Wei Liu, Chen Cheng, Lu Zhang, Tao Yue, Fabing Qu, Yonggui Wang, Kai Chen and Shanghai Lanlin Bio-Technology Co., Ltd, and Shanghai Zhengtu Information Technology Co., Ltd. dated September 7, 2006 (incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007).

4.10	Online Game Software Sales and Licensing Agreement between Shanghai Giant Network Technology Co., Ltd. (a/k/a Shanghai Zhengtu Network Technology Co., Ltd.) and Shanghai Zhengtu Information Technology Co., Ltd. dated September 6, 2006 (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007).

4.11	Exclusive Technical Consulting and Service Agreement between Shanghai Giant Network Technology Co., Ltd. (a/k/a Shanghai Zhengtu Network Technology Co., Ltd.) and Shanghai Zhengtu Information Technology Co., Ltd. dated September 7, 2006 (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007).

4.12	Supplementary Agreement among Shanghai Giant Network Technology Co., Ltd. (a/k/a Shanghai Zhengtu Network Technology Co., Ltd.), recorded shareholders of Shanghai Giant Network Technology Co., Ltd., namely Yuliang Feng, Haixiao Lin, Wei Liu, Chen Cheng, Lu Zhang, Tao Yue, Fabing Qu, Yonggui Wang, Kai Chen and Shanghai Lanlin Bio-Technology Co., Ltd, Shanghai Zhengtu Information Technology Co., Ltd., and Yuzhu Shi (incorporated by reference to Exhibit 10.12 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007).

4.13	Supplementary Agreement among Shanghai Giant Network Technology Co., Ltd. (a/k/a Shanghai Zhengtu Network Technology Co., Ltd.), recorded shareholders of Shanghai Giant Network Technology Co., Ltd., namely Yuliang Feng, Haixiao Lin, Wei Liu, Chen Cheng, Lu Zhang, Tao Yue, Fabing Qu, Yonggui Wang, Kai Chen and Shanghai Lanlin Bio-Technology Co., Ltd, Shanghai Zhengtu Information Technology Co., Ltd. and Yuzhu Shi dated August 27, 2007 (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007).

4.14	Subscription Agreement between Giant Interactive Group Inc. and Standard Chartered Private Equity Limited (incorporated by reference to Exhibit 10.14 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007).

4.15	Registration Rights Agreement between Giant Interactive Group Inc. and Standard Chartered Private Equity Limited (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007).

4.16	Translation of Office Lease and Property Management Contract between Shanghai Zhengtu Information Technology Co., Ltd. and Shanghai Jiante Biotechnology Co., Ltd. (incorporated by reference to Exhibit 4.16 from our annual report on Form 20-F for the year ended December 31, 2010, as amended, initially filed with the Commission on June 17, 2011).

4.17	Translation of Office Lease Contract between Shanghai Zhengtu Information Technology Co., Ltd. and Shanghai Jiante Bio-Technology Co., Ltd. (incorporated by reference to Exhibit 4.17 from our annual report on Form 20-F for the year ended December 31, 2010, as amended, initially filed with the Commission on June 17, 2011).

4.18	Translation of ZT Online 2 User Platform Software Sales and Licensing Agreement between Shanghai Jujia Network Technology Co., Ltd. and Shanghai Giant Network Technology Co., Ltd. dated August 25, 2011 (initially filed with the Commission on April 23, 2012).

4.19	Translation of ZT Online 2 Game Software Distribution and License Agreement between Shanghai Jujia Network Technology Co., Ltd. and Shanghai Giant Network Technology Co., Ltd. dated August 27, 2011, as amended by a Supplement dated June 20, 2011 (incorporated by reference to Exhibit 4.18 from our annual report on Form 20-F for the year ended December 31, 2011, as amended, initially filed with the Commission on April 23, 2012).

4.20	Translation of Giant Online User Platform Software Distribution and License Agreement between Shanghai Juhuo Network Technology Co., Ltd. and Shanghai Giant Network Technology Co., Ltd. dated June 21, 2011 (incorporated by reference to Exhibit 4.20 from our annual report on Form 20-F for the year ended December 31, 2011, initially filed with the Commission on April 23, 2012).

4.21	Sunshine Insurance Investment Transfer Agreement between Union Sky Holding Group, Ltd. and Shanghai Giant Network Technology Co., Ltd. dated August 8, 2011 (incorporated by reference to Exhibit 4.21 from our annual report on Form 20-F for the year ended December 31, 2011, initially filed with the Commission on April 23, 2012).

4.22	Translation of Supplementary Agreement to the Exclusive Technical Consulting and Service Agreement dated September 7, 2006, between Shanghai Zhengtu Information Technology Co., Ltd. and Shanghai Giant Network Technology Co., Ltd. dated January 5, 2012 (incorporated by reference to Exhibit 4.22 from our annual report on Form 20-F for the year ended December 31, 2012, initially filed with the Commission on April 18, 2013).

4.23	Translation of ZT Online 2 Exclusive Technical Consulting and Service Agreement between Shanghai Zhengju Information Technology Co., Ltd. and Shanghai Giant Network Technology Co., Ltd. dated January 5, 2012 (incorporated by reference to Exhibit 4.23 from our annual report on Form 20-F for the year ended December 31, 2012, initially filed with the Commission on April 18, 2013).

4.24	Translation of Supplementary Agreement No.1 to the ZT Online 2 Exclusive Technical Consulting and Service Agreement between Shanghai Zhengju Information Technology Co., Ltd. and Shanghai Giant Network Technology Co., Ltd. dated January 6, 2012 (incorporated by reference to Exhibit 4.24 from our annual report on Form 20-F for the year ended December 31, 2012, initially filed with the Commission on April 18, 2013).

4.25	Translation of Loan Agreement between Shanghai Zhengduo Information Technology Co., Ltd. and Shanghai Tonghua Network Technology Co., Ltd. dated March 27, 2012 (incorporated by reference to Exhibit 4.25 from our annual report on Form 20-F for the year ended December 31, 2012, initially filed with the Commission on April 18, 2013).

4.26	Translation of XT Online Game Software Sales and Licensing Agreement between Hangzhou Snow Wolf Software Co., Ltd. and Shanghai Giant Network Technology Co., Ltd. dated August 13, 2009 (incorporated by reference to Exhibit 4.26 from our annual report on Form 20-F for the year ended December 31, 2012, initially filed with the Commission on April 18, 2013).

4.27	Translation of Supplementary Agreement No.1 to XT Online Game Software Sales and Licensing Agreement between Hangzhou Snow Wolf Software Co., Ltd. and Shanghai Giant Network Technology Co., Ltd. dated December 23, 2009 (incorporated by reference to Exhibit 4.27 from our annual report on Form 20-F for the year ended December 31, 2012, initially filed with the Commission on April 18, 2013).

4.28	Translation of Translation of Supplementary Agreement No.2 to XT Online Game Software Sales and Licensing Agreement between Shanghai Zhengtu Information Technology, Shanghai Giant Network Technology Co., Ltd. and Hangzhou Snow Wolf Software Co., Ltd. dated December 3, 2012 (incorporated by reference to Exhibit 4.28 from our annual report on Form 20-F for the year ended December 31, 2012, initially filed with the Commission on April 18, 2013).

4.29	Translation of Supplementary Agreement No.3 to XT Online Game Software Sales and Licensing Agreement between Hangzhou Snow Wolf Software Co., Ltd. and Shanghai Giant Network Technology Co., Ltd. dated March 7, 2013 (incorporated by reference to Exhibit 4.29 from our annual report on Form 20-F for the year ended December 31, 2012, initially filed with the Commission on April 18, 2013).

4.30	Translation of World of Xianxia Game Software Sales and Licensing Agreement between Shanghai Zhengju Information Technology Co., Ltd. and Shanghai Giant Network Technology Co., Ltd. dated March 27, 2012 (incorporated by reference to Exhibit 4.30 from our annual report on Form 20-F for the year ended December 31, 2012, initially filed with the Commission on April 18, 2013).

4.31	Translation of King of King III Game Software Sales and Licensing Agreement between Beijing Giant Zhengtu Network Technology Co., Ltd. and Shanghai Giant Network Technology Co., Ltd. dated October 30, 2012 (incorporated by reference to Exhibit 4.31 from our annual report on Form 20-F for the year ended December 31, 2012, initially filed with the Commission on April 18, 2013).

4.32	Translation of Elsword and Allods Online Game Software Sales and Licensing Agreement between Shanghai Zhengju Information Technology Co., Ltd. and Shanghai Giant Network Technology Co., Ltd. dated April 1, 2012 (incorporated by reference to Exhibit 4.32 from our annual report on Form 20-F for the year ended December 31, 2012, initially filed with the Commission on April 18, 2013).

4.33	Translation of Equity Interest Transfer Agreement on Tonghua Network between Shanghai Zhengduo Information Technology Co., Ltd. and Shanghai Giant Network Technology Co., Ltd. dated February 6, 2012 (incorporated by reference to Exhibit 4.33 from our annual report on Form 20-F for the year ended December 31, 2012, initially filed with the Commission on April 18, 2013).

4.34	Translation of Equity Interest Transfer Agreement on Juxian Network between Shanghai Zhengduo Information Technology Co., Ltd. and Shanghai Giant Network Technology Co., Ltd. dated February 10, 2012 (incorporated by reference to Exhibit 4.34 from our annual report on Form 20-F for the year ended December 31, 2012, initially filed with the Commission on April 18, 2013).

4.35	Translation of Equity Interest Transfer Agreement on Juhe Network between Shanghai Zhengduo Information Technology Co., Ltd. and Shanghai Giant Network Technology Co., Ltd. dated February 13, 2012 (incorporated by reference to Exhibit 4.35 from our annual report on Form 20-F for the year ended December 31, 2012, initially filed with the Commission on April 18, 2013).

4.36	Translation of Equity Interest Transfer Agreement on Juxi Network between Shanghai Zhengduo Information Technology Co., Ltd. and Shanghai Giant Network Technology Co., Ltd. dated March 20, 2012 (incorporated by reference to Exhibit 4.36 from our annual report on Form 20-F for the year ended December 31, 2012, initially filed with the Commission on April 18, 2013).

4.37*	Translation of Office Lease and Property Management Contract between Shanghai Jiante Biotechnology Co., Ltd. A and Shanghai Zhengtu Information Technology Co., Ltd dated January 1, 2013.

4.38*	Translation of Loan Agreement between Shanghai Zhengduo Information Technology Co., Ltd and Shanghai Tonghua Network Technology Co., Ltd dated April 12, 2013.

4.39*	Translation of Convertible Bond Purchase Form between Shanghai Giant Network Technology Co., Ltd and China Minsheng Banking Co., Ltd. dated March 15, 2013.

4.40*	Translation of Supplementary Agreement between Shanghai Zhengju Information Technology Co., Ltd and Shanghai Giant Network Technology Co., Ltd dated April 20, 2013.

4.41*	Translation of Supplementary Agreement to the Exclusive Technical Consulting and Service Agreement between Shanghai Zhengtu Information Technology Co., Ltd and Shanghai Giant Network Technology Co., Ltd. dated April 25, 2013.

4.42*	Translation of Exclusive Technical Consulting & Service Agreement between Shanghai Zhengju Information Technology Co., Ltd and Shanghai Giant Network Technology Co., Ltd dated April 25, 2013.

4.43*	Translation of Supplementary Agreement to the ZT Online 2 Platform Software Distribution and License Agreement between Shanghai Jujia Network Technology Co., Ltd and Shanghai Giant Network Technology Co., Ltd dated June 25, 2013.

4.44*	Translation of Supplementary Agreement between Shanghai Juhuo Network Technology Co., Ltd and Shanghai Giant Network Technology Co., Ltd dated June, 2013.

4.45*	Translation of Equity Interest Transfer Agreement between Giant Investment Co., Ltd, Shanghai Jiante Bio-technology Co., Ltd and Shanghai Zhengtu Information Technology Co., Ltd dated August 8, 2013.

4.46*	Translation of Contract for Technology Transfer between Shanghai Giant Network Technology Co., Ltd and Beijing Giant Zhengtu Network Technology Co., Ltd dated September 1, 2013.

4.47*	Translation of Supplementary Agreement between Beijing Giant Zhengtu Network Technology Co., Ltd and Shanghai Giant Network Technology Co., Ltd dated September 1, 2013.

4.48*	Translation of Supplementary Agreement to the Exclusive Technical Consulting and Service Agreement between Shanghai Zhengtu Information Technology Co., Ltd and Shanghai Giant Network Technology Co., Ltd. dated December 5, 2013.

4.49*	Translation of Technical Consulting & Service Agreement between Shanghai Jujia Network Technology Co., Ltd and Shanghai Giant Network Technology Co., Ltd dated December 5, 2013.

4.50*	Translation of Platform Software License Agreement between Shanghai Juhuo Network Technology Co., Ltd and Shanghai Giant Network Technology Co., Ltd dated December 10, 2013.

4.51*	Translation of Supplementary Agreement No.2 between Shanghai Juhuo Network Technology Co., Ltd and Shanghai Giant Network Technology Co., Ltd dated December 10, 2013.

4.52*	Translation of Supplementary Agreement No.3 between Shanghai Juhuo Network Technology Co., Ltd and Shanghai Giant Network Technology Co., Ltd dated December 10, 2013.

4.53*	Translation of Supplementary Agreement to the Exclusive Technical Consulting and Service Agreement between Shanghai Zhengtu Information Technology Co., Ltd and Shanghai Giant Network Technology Co., Ltd. dated January 2, 2014.

4.54*	Translation of Technical Consulting & Service Agreement between Shanghai Juhuo Network Technology Co., Ltd and Shanghai Giant Network Technology Co., Ltd dated January 2, 2014.

4.55*	Translation of Supplementary Agreement to the Online Game Distribution and License Agreement between Shanghai Zhengju Information Technology Co., Ltd and Shanghai Giant Network Technology Co., Ltd dated January 5, 2014.

4.56*	Translation of Supplementary Agreement to the ZT Online 2 Game Software Distribution and License Agreement between Shanghai Zhengju Information Technology Co., Ltd and Shanghai Giant Network Technology Co., Ltd dated January 5, 2014.

4.57*	Translation of Purchase Terms for Minsheng Royal Asset Management * Minsheng Baoteng [A]-[2013]-[006]Special Asset Management Project between Shanghai Zhengju Information Technology Co., Ltd and Minsheng Royal Asset Management Co., Ltd dated January 28, 2014.

4.58*#	Interest Purchase Agreement between Giant Interactive Group Inc. and Tiger Global Mauritius Fund dated February 1, 2014.

4.59*	Translation of Loan Agreement between Shanghai Zhengduo Information Technology Co., Ltd and Shanghai Tonghua Network Technology Co., Ltd dated February 13, 2014.

4.60*	Translation of Equity Pledge Agreement between Shanghai Lanlin Bio-Technology Co., Ltd, Shanghai Zhengtu Network Technology Co., Ltd and Shanghai Giant Network Technology Co., Ltd dated March 18, 2014.

4.61*	Translation of Supplementary Agreement No.2 to the Exclusive Technical Consulting and Service Agreement between Shanghai Zhengtu Information Technology Co., Ltd and Shanghai Giant Network Technology Co., Ltd. dated March 18, 2014.

4.62*	Translation of Supplementary Agreement No.4 to the Exclusive Technical Consulting and Service Agreement between Shanghai Zhengtu Information Technology Co., Ltd and Shanghai Giant Network Technology Co., Ltd. dated March 18, 2014.

4.63*	Translation of Exclusive Asset Purchase Option Agreement between Shanghai Lanlin Bio-technology Co., Ltd, Shanghai Zhengtu Information Technology Co., Ltd and Shanghai Giant Network Technology Co., Ltd dated March 18, 2014.

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-146681), as amended, initially filed with the Commission on October 31, 2007)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1*	Consent of Grandall Law Firm (Shanghai)

23.2*	Consent of Independent Registered Public Accounting Firm

23.3*	Consent of Jones Lang LaSalle Sallmanns

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report

#	Confidential treatment has been requested for certain confidential provisions of this exhibit pursuant to Rule 246-2 under the Exchange Act. These confidential provisions will be filed separately with the Commission.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 29, 2014

GIANT INTERACTIVE GROUP INC.

/S/ JAZY ZHANG
Name:	Jazy Zhang
Title:	Chief Financial Officer

GIANT INTERACTIVE GROUP INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Giant Interactive Group Inc.

We have audited the accompanying consolidated balance sheets of Giant Interactive Group Inc. (the “Company”) as of December 31, 2012 and 2013, and the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Giant Interactive Group Inc. at December 31, 2012 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Giant Interactive Group Inc.’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated April 29, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Shanghai, The People’s Republic of China

April 29, 2014

GIANT INTERACTIVE GROUP INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	Note	2012	2013
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	2	1,943,061,530	1,021,371,762	168,718,596
Restricted cash	2	—	10,101,867	1,668,710
Short-term investments	4	739,314,900	2,799,686,050	462,475,189
Accounts receivable (net of allowance of RMB4,131,311 and RMB3,938,700 (US$650,627) for 2012 and 2013, respectively)		12,106,819	15,647,868	2,584,844
Prepayments and other current assets	5	236,446,037	285,237,701	47,117,912
Due from related parties	20	7,370,022	659,190	108,890
Inventories		333,195	—	—
Deferred tax assets, net	15	157,885,822	147,310,764	24,334,005

Total current assets		3,096,518,325	4,280,015,202	707,008,146

Non-current assets:
Property and equipment, net	6	340,242,374	355,801,443	58,774,211
Intangible assets, net	7	32,799,853	35,462,653	5,858,013
Land use right	3	—	48,370,323	7,990,208
Due from research and development entity partners		7,637,000	7,000,000	1,156,318
Due from a related party	20	—	5,662,621	935,398
Goodwill	8	99,316,001	99,316,001	16,405,835
Long-term investments	9	426,087,585	437,636,564	72,292,410
Available-for-sale security	10	78,740,916	74,772,662	12,351,564
Held-to-maturity securities	11	190,000,000	10,000,000	1,651,882
Deferred tax assets, net	15	25,345,455	11,135,275	1,839,416
Other assets		25,541,335	131,250	21,681

Total non-current assets:		1,225,710,519	1,085,288,792	179,276,936

Total assets		4,322,228,844	5,365,303,994	886,285,082

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loan	12	—	613,323,717	101,313,860
Payables and accrued expenses (including payables and accrued expenses of Shanghai Giant Network Technology Co., Ltd. and its consolidated entities (“VIE and its consolidated entities”) without recourse to the Company of RMB63,103,923 and RMB68,497,136 (US$11,314,921) as of December 31, 2012 and 2013, respectively)	13	238,594,085	211,321,494	34,907,824
Advances from distributors (including advances from distributors of VIE and its consolidated entities without recourse to the Company of RMB93,468,209 and RMB70,317,903 (US$11,615,690) as of December 31, 2012 and 2013, respectively)		93,468,209	70,471,207	11,641,015
Due to a related party (including due to a related party of VIE and its consolidated entities without recourse to the Company of nil and RMB2,000,041 (US$330,383) as of December 31, 2012 and 2013, respectively)	20	598,953	2,677,106	442,226
Deferred revenue (including deferred revenue of VIE and its consolidated entities without recourse to the Company of RMB470,279,509 and RMB347,524,943 (US$57,407,031) as of December 31, 2012 and 2013, respectively)		486,024,501	365,783,894	60,423,195
Tax payable (including tax payable of VIE and its consolidated entities without recourse to the Company of RMB4,371,971 and RMB22,209,243 (US$3,668,706) as of December 31, 2012 and 2013, respectively)		48,121,958	65,107,352	10,754,968
Unrecognized tax benefits (including unrecognized tax benefits of VIE and its consolidated entities without recourse to the Company of RMB6,418,702 and RMB6,418,702 (US$1,060,294) as of December 31, 2012 and 2013, respectively	15	47,579,967	47,579,967	7,859,651
Deferred tax liabilities (including deferred tax liabilities of VIE and its consolidated entities without recourse to the Company of RMB2,500,250 and nil as of December 31, 2012 and 2013, respectively)	15	112,282,639	336,719,532	55,622,104

Total current liabilities		1,026,670,312	1,712,984,269	282,964,843

Non-current liabilities:
Long-term loan		—	2,928,995	483,836
Deferred tax liabilities	15	32,311,676	—	—

Total liabilities		1,058,981,988	1,715,913,264	283,448,679

The accompanying notes are an integral part of the consolidated financial statements.

GIANT INTERACTIVE GROUP INC.

CONSOLIDATED BALANCE SHEETS

		December 31,
	Note	2012	2013
		RMB	RMB	US$
Commitments and contingencies	24

Shareholders’ equity
Ordinary shares (par value US$0.0000002 per share; 500,000,000 shares authorized; 273,110,626 shares issued and 239,252,672 shares outstanding as of December 31, 2012; 273,110,626 shares issued and 240,499,872 shares outstanding as of December 31, 2013)		430	430	71
Additional paid-in capital		4,456,659,188	4,530,173,387	748,331,332
Statutory reserves	23	48,596,713	51,135,968	8,447,060
Accumulated other comprehensive loss	18	(368,723,831)	(373,265,071)	(61,658,997)
Retained earnings		1,087,615,133	1,337,146,037	220,880,790
Treasury stock	21	(2,006,420,168)	(1,959,804,269)	(323,736,602)

Total Giant Interactive Group Inc.’s equity		3,217,727,465	3,585,386,482	592,263,654

Noncontrolling interests		45,519,391	64,004,248	10,572,749

Total shareholders’ equity		3,263,246,856	3,649,390,730	602,836,403

Total liabilities and shareholders’ equity		4,322,228,844	5,365,303,994	886,285,082

The accompanying notes are an integral part of the consolidated financial statements.

GIANT INTERACTIVE GROUP INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the year ended December 31,
	Note	2011	2012	2013
		RMB	RMB	RMB	US$
Net revenue:
Online games		1,701,343,096	2,074,950,188	2,309,280,670	381,465,991
Licensing revenues		54,537,719	52,186,105	41,901,953	6,921,710
Other revenue, net		36,336,494	24,758,274	4,287,962	708,321

Total net revenue		1,792,217,309	2,151,894,567	2,355,470,585	389,096,022
Cost of services		(257,246,446)	(288,361,076)	(298,660,231)	(49,335,156)

Gross profit		1,534,970,863	1,863,533,491	2,056,810,354	339,760,866

Operating (expenses) income
Research and product development		(230,209,370)	(326,792,503)	(320,981,132)	(53,022,306)
Sales and marketing		(169,981,540)	(146,452,268)	(175,768,566)	(29,034,899)
General and administrative		(103,727,165)	(148,708,274)	(135,747,942)	(22,423,963)
Government financial incentives	14	47,746,000	63,644,000	44,766,000	7,394,816

Total operating expenses		(456,172,075)	(558,309,045)	(587,731,640)	(97,086,352)

Income from operations		1,078,798,788	1,305,224,446	1,469,078,714	242,674,514

Interest income		141,587,341	105,833,413	128,619,486	21,246,425
Investment income (loss)		3,047,619	(243,626,993)	8,231,124	1,359,685
Other income, net		43,558,342	34,844,307	32,861,183	5,428,281

Income before income tax expenses		1,266,992,090	1,202,275,173	1,638,790,507	270,708,905

Income tax expenses	15	(352,378,221)	(124,203,884)	(296,622,358)	(48,998,523)
Share of losses of equity investees		(8,218,001)	(6,117,163)	(6,388,717)	(1,055,341)

Net income		906,395,868	1,071,954,126	1,335,779,432	220,655,041

Net income attributable to noncontrolling interests		(26,428,994)	(78,234,120)	(82,811,504)	(13,679,486)

Net income attributable to the Company’s shareholders		879,966,874	993,720,006	1,252,967,928	206,975,555

Other comprehensive income (loss), net of tax

Foreign currency translation		(84,727,808)	2,735,104	(2,926,501)	(483,424)
Unrealized holding gains (losses)		(15,997,558)	29,770,851	(1,614,739)	(266,736)

Total other comprehensive income (loss), net of tax		(100,725,366)	32,505,955	(4,541,240)	(750,160)

Comprehensive income		779,241,508	1,026,225,961	1,248,426,688	206,225,395

Comprehensive income attributable to noncontrolling interests		—	—	—	—

Comprehensive income attributable to the Company’s shareholders		779,241,508	1,026,225,961	1,248,426,688	206,225,395

Earnings per share:	16

Basic		3.79	4.20	5.23	0.86
Diluted		3.79	4.13	5.08	0.84

Weighted average ordinary shares:

Basic		232,004,879	236,796,818	239,652,597	239,652,597
Diluted		232,004,879	240,821,127	246,835,259	246,835,259

The accompanying notes are an integral part of the consolidated financial statements.

GIANT INTERACTIVE GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	906,395,868	1,071,954,126	1,335,779,432	220,655,041
Adjustments for:
Deferred taxes	83,932,389	(4,859,603)	218,898,411	36,159,442
Share-based compensation expense	29,335,181	119,892,890	67,798,091	11,199,447
Provision for (recovery of) doubtful accounts	(1,877,904)	56,149	1,069,574	176,681
Depreciation of property and equipment	60,877,662	60,669,884	49,458,028	8,169,884
Amortization of intangible assets, land use right and other assets	19,607,751	16,950,387	25,660,701	4,238,846
Loss from disposal of property and equipment	2,034,664	6,614,286	4,169,615	688,771
Impairment of intangible assets	—	13,066,057	20,100,000	3,320,283
Gain on disposal of long-term investment	—	(310,120)	—	—
Impairment of long-term investment	—	3,211,404	—	—
Loss from revaluation of a long-term investment upon reacquisition	—	303,581	—	—
Other-than-temporary impairment of an available-for-sale security	—	240,725,709	—	—
Gain on deconsolidation of a subsidiary	(4,993,146)	—	(4,519,737)	(746,607)
Share of loss of an equity investee	8,218,001	6,117,163	6,388,717	1,055,341
Changes in assets and liabilities:
(Increase) decrease in accounts receivable	(2,014,362)	2,604,900	(662,717)	(109,473)
(Increase) decrease in prepayments and other current assets	18,024,537	(102,934,410)	(79,240,659)	(13,089,625)
(Increase) decrease in due from related parties	(3,320,543)	(4,155,893)	(5,750,000)	(949,832)
Decrease in due from research-and-development entity partners	3,146,600	—	—	—
Decrease (increase) in inventories	116,934	(16,176)	333,195	55,040
Decrease (increase) in land use right	—	—	(48,786,881)	(8,059,018)
Decrease (increase) in other assets	—	53,692,457	3,645,417	602,180
(Decrease) increase in payables and accrued expenses	15,133,759	26,718,801	14,616,563	2,414,484
(Decrease) increase in advances from distributors	6,820,714	11,140,540	(22,997,002)	(3,798,834)
Increase in due to a related party	782,830	58,608	2,000,041	330,383
(Decrease) increase in deferred revenue	86,409,383	(43,179,884)	(119,153,831)	(19,682,811)
Increase in income tax payable	16,369,200	9,560,801	18,048,493	2,981,399
Increase in unrecognized tax benefits	29,692,724	3,128,445	—	—

Net cash provided by operating activities	1,274,692,242	1,491,010,102	1,486,855,451	245,611,022

Cash flows from investing activities:
Purchase of short-term investments	(3,733,267,990)	(758,558,950)	(2,839,876,023)	(469,114,099)
Maturity of short-term investments	6,047,547,330	938,967,485	873,798,862	144,341,289
Purchase of property and equipment	(244,571,881)	(61,844,999)	(71,241,205)	(11,768,209)
Proceeds from disposal of property and equipment	223,580	234,750	439,880	72,663
Capitalized product development costs and intangible assets	(11,002,249)	(17,150,657)	(33,529,473)	(5,538,674)
Proceeds from disposal of intangible assets	25,000,000	—	—	—
Purchase of long-term investments	(326,050,000)	(12,950,000)	(17,590,144)	(2,905,685)
Proceeds from disposal of long-term investments	—	20,805,359	—	—
Proceeds from disposal of an available-for-sale investment	—	—	888,600	146,786
Purchase of held-to-maturity securities	(100,000,000)	(100,000,000)	(10,000,000)	(1,651,882)
Proceeds from disposal of held-to-maturity securities	—	10,000,000	90,000,000	14,866,941
Proceeds from disposal of a subsidiary	(4,608,901)	28,625,000	(17,584,606)	(2,904,770)
Acquisition of a subsidiary, net of cash acquired	—	(20,231,462)	(28,613,897)	(4,726,679)

Net cash (used in) provided by investing activities	1,653,269,889	27,896,526	(2,053,308,006)	(339,182,319)

Cash flows from financing activities:
Proceeds from (payments for) exercise of share options	138,511,514	(613,958)	27,722,330	4,579,403
Proceeds from a short-term loan	—	—	621,119,907	102,601,699
Proceeds from a long-term loan	—	—	2,928,995	483,836
Restricted cash	—	—	(10,101,867)	(1,668,710)
Dividends to shareholders	(4,810,164,772)	(446,302,773)	(972,700,107)	(160,678,611)
Dividends to noncontrolling interests	(12,250,000)	(93,100,000)	(59,045,000)	(9,753,539)
Repurchase of shares	(22,960,759)	(22,862,890)	—	—
Capital contribution from noncontrolling interests	937,000	35,642,700	30,682,505	5,068,389
Capital distribution to noncontrolling interests	(3,554,500)	(172,500)	—	—

Net cash used in financing activities	(4,709,481,517)	(527,409,421)	(359,393,237)	(59,367,533)

Effect of exchange rate changes on cash and cash equivalents	(45,095,908)	1,243,295	4,156,024	686,527

Net (decrease) increase in cash and cash equivalents	(1,826,615,294)	992,740,502	(921,689,768)	(152,252,303)
Cash and cash equivalents at the beginning of year	2,776,936,322	950,321,028	1,943,061,530	320,970,899

Cash and cash equivalents at the end of year	950,321,028	1,943,061,530	1,021,371,762	168,718,596

The accompanying notes are an integral part of the consolidated financial statements.

GIANT INTERACTIVE GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT’D)

	For the year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$

Supplemental disclosures:
Income tax paid	(109,454,531)	(117,401,021)	(60,633,264)	(10,015,902)
Withholding income tax paid in association with the repatriation of cash for a special dividend	(111,357,239)	—	—	—
Tax benefit realized from stock options	6,731,453	14,313,452	9,709,357	1,603,872
Interest received	153,658,020	103,514,928	71,610,810	11,829,263

The accompanying notes are an integral part of the consolidated financial statements.

GIANT INTERACTIVE GROUP INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Note	Number of Ordinary shares	Ordinary shares	Additional paid-in capital	Statutory reserves	Accumulated other comprehensive loss	Retained earnings	Treasury stock	Total Giant Interactive Group Inc.’s equity	Noncontrolling interests	Total shareholders’ equity
			RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2010		228,019,412	417	6,087,534,887	43,890,273	(300,504,420)	2,738,731,300	(2,176,792,033)	6,392,860,424	14,782,829	6,407,643,253
Issuances of shares		—	13	—	—	—	—	—	13	—	13
Net income for the year		—	—	—	—	—	879,966,874	—	879,966,874	26,428,994	906,395,868
Noncontrolling interests
- Equity movement		—	—	—	—	—	—	—	—	836,998	836,998
- Deconsolidation of subsidiaries		—	—	—	—	—	—	—	—	(2,158,537)	(2,158,537)
- Acquisition of noncontrolling interest		—	—	—	—	—	—	—	—	(1,855,246)	(1,855,246)
- Dividends to noncontrolling interests		—	—	—	—	—	—	—	—	(12,250,000)	(12,250,000)
Other comprehensive loss:
- Foreign currency translation		—	—	—	—	(84,727,808)	—	—	(84,727,808)	—	(84,727,808)
- Unrealized holding losses		—	—	—	—	(15,997,558)	—	—	(15,997,558)	—	(15,997,558)
Exercise of share-based awards		8,148,519	—	99,668,141	—	—	(47,960,922)	77,228,476	128,935,695	—	128,935,695
Reversal of statutory reserves		—	—	—	(32,958,749)	—	32,958,749	—	—	—	—
Appropriation to statutory reserves		—	—	—	3,194,295	—	(3,194,295)	—	—	—	—
Capital discount from acquiring noncontrolling interests		—	—	(1,599,254)	—	—	—	—	(1,599,254)	—	(1,599,254)
Share-based compensation	17	—	—	29,335,181	—	—	—	—	29,335,181	—	29,335,181
Repurchase of shares		(932,972)	—	—	—	—	—	(22,960,759)	(22,960,759)	—	(22,960,759)
Dividends to shareholders		—	—	(1,864,676,429)	—	—	(2,945,488,343)	—	(4,810,164,772)	—	(4,810,164,772)

Balance as of December 31, 2011		235,234,959	430	4,350,262,526	14,125,819	(401,229,786)	655,013,363	(2,122,524,316)	2,495,648,036	25,785,038	2,521,433,074
Net income for the year		—	—	—	—	—	993,720,006	—	993,720,006	78,234,120	1,071,954,126
Noncontrolling interests
- Equity movement		—	—	—	—	—	—	—	—	20,706,816	20,706,816
- Acquisition of noncontrolling interest		—	—	—	—	—	—	—	—	(35,549)	(35,549)
- Acquisition of Beijing Giant Zhengtu (Note 3)		—	—	—	—	—	—	—	—	13,928,966	13,928,966
- Dividends to noncontrolling interests		—	—	—	—	—	—	—	—	(93,100,000)	(93,100,000)
Other comprehensive income (loss):
- Foreign currency translation	18	—	—	—	—	2,735,104	—	—	2,735,104	—	2,735,104
- Reversal of unrealized holding gain	18	—	—	—	—	(39,364,932)	—	—	(39,364,932)	—	(39,364,932)
- Unrealized holding gain	18	—	—	—	—	69,135,783	—	—	69,135,783	—	69,135,783
Exercise of share-based awards		4,829,650	—	(28,524,745)	—	—	(80,344,569)	138,967,038	30,097,724	—	30,097,724
Appropriation to statutory reserves		—	—	—	34,470,894	—	(34,470,894)	—	—	—	—
Capital surplus from a new investor of a subsidiary		—	—	14,871,384	—	—	—	—	14,871,384	—	14,871,384
Capital discount from acquiring noncontrolling interests		—	—	(72,451)	—	—	—	—	(72,451)	—	(72,451)
Share-based compensation	17	—	—	120,122,474	—	—	—	—	120,122,474	—	120,122,474
Repurchase of shares		(811,937)	—	—	—	—	—	(22,862,890)	(22,862,890)	—	(22,862,890)
Dividends to shareholders	22	—	—	—	—	—	(446,302,773)	—	(446,302,773)	—	(446,302,773)

The accompanying notes are an integral part of the consolidated financial statements.

GIANT INTERACTIVE GROUP INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (CONT’D)

	Note	Number of Ordinary shares	Ordinary shares	Additional paid-in capital	Statutory reserves	Accumulated other comprehensive loss	Retained earnings	Treasury stock	Total Giant Interactive Group Inc.’s equity	Noncontrolling interests	Total shareholders’ equity
			RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2012		239,252,672	430	4,456,659,188	48,596,713	(368,723,831)	1,087,615,133	(2,006,420,168)	3,217,727,465	45,519,391	3,263,246,856
Net income for the year		—	—	—	—	—	1,252,967,928	—	1,252,967,928	82,811,504	1,335,779,432
Noncontrolling interests
- Equity movement		—	—	7,210,110	—	—	—	—	7,210,110	23,472,395	30,682,505
- Acquisition of noncontrolling interest		—	—	11,014,467	—	—	—	—	11,014,467	(14,764,467)	(3,750,000)
- Deconsolidation of subsidiaries		—	—	—	—	—	—	—	—	(13,989,575)	(13,989,575)
- Dividends to noncontrolling interests		—	—	—	—	—	—	—	—	(59,045,000)	(59,045,000)
Other comprehensive loss:
- Foreign currency translation	18	—	—	—	—	(2,926,501)	—	—	(2,926,501)	—	(2,926,501)
- Unrealized holding loss	18	—	—	—	—	(1,614,739)	—	—	(1,614,739)	—	(1,614,739)
Exercise of share-based awards	17	1,247,200	—	(12,508,469)	—	—	(28,197,662)	46,615,899	5,909,768	—	5,909,768
Appropriation to statutory reserves		—	—	—	2,539,255	—	(2,539,255)	—	—	—	—
Share-based compensation	17	—	—	67,798,091	—	—	—	—	67,798,091	—	67,798,091
Dividends to shareholders	22	—	—	—	—	—	(972,700,107)	—	(972,700,107)	—	(972,700,107)

Balance as of December 31, 2013		240,499,872	430	4,530,173,387	51,135,968	(373,265,071)	1,337,146,037	(1,959,804,269)	3,585,386,482	64,004,248	3,649,390,730

Balance as of December 31, 2013 (US$)		240,499,872	71	748,331,332	8,447,060	(61,658,997)	220,880,790	(323,736,602)	592,263,654	10,572,749	602,836,403

The accompanying notes are an integral part of the consolidated financial statements.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND NATURE OF OPERATIONS

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

The Group is mainly engaged in the development and operation of online games in the People’s Republic of China (the “PRC”). The Group primarily develops and operates online games through its PRC subsidiaries and Giant Network.

Details of the Company’s subsidiaries, VIE and its consolidated entities as of December 31, 2013 are as follows:

Entities	Date of incorporation/ establishment	Place of incorporation/ establishment	Percentage of shareholding/ ownership	Principal activities

Subsidiaries:
Eddia International Group Limited (“Eddia International”)	July 26, 2006	British Virgin Islands (“BVI”)	100.00%	Investment holding
Shanghai Zhengtu Information Technology Co., Ltd. (“Zhengtu Information”)	September 6, 2006	PRC	100.00%	Online game development and maintenance
Giant Interactive (HK) Limited (“Giant HK”)	December 22, 2008	Hong Kong	100.00%	Oversea online game licensing, development, and operation
Zhuhai Zhengtu Information Technology Co., Ltd. (“Zhuhai Zhengtu”)	February 19, 2009	PRC	100.00%	Online game research and development
Hangzhou Snow Wolf Software Co., Ltd. (“Snow Wolf Software”)	Acquired on May 18, 2009	PRC	40.76%	Online game research and development
Shanghai Zhengduo Information Technology Co., Ltd. (“Zhengduo Information”)	July 8, 2009	PRC	100.00%	Online game development and maintenance
Shanghai Jujia Network Technology Co., Ltd. (“Jujia Network”)	October 20, 2009	PRC	51.00%	Online game research and development
Shanghai Juhuo Network Technology Co., Ltd. (“Juhuo Network”)	November 4, 2009	PRC	51.00%	Online game research and development
Shanghai Zhengju Information Technology Co., Ltd. (“Zhengju Information”)	April 28, 2010	PRC	100.00%	Online game development and maintenance
Shanghai Juquan Network Technology Co., Ltd. (“Juquan Network”)	May 19, 2010	PRC	51.00%	Online game research and development
Shanghai Jujia Network Technology Co., Ltd. (II) (“Jujia Network II”)	October 10, 2012	PRC	70.00%	Online game research and development
Beijing Giant Zhengtu Network Technology Co., Ltd. (“Beijing Giant Zhengtu”)	Acquired on October 17, 2012	PRC	100.00%	Online game research and development
Shanghai Juhuan Network Technology Co., Ltd. (“Juhuan Network”)	October 24, 2012	PRC	51.00%	Online game research and development
Shanghai Juxiao Real Estate Co., Ltd. (“Juxiao Estate”)	Acquired on August 8, 2013	PRC	100.00%	Real Estate Development
Shanghai Juyan Network Technology Co., Ltd. (“Juyan Network”)	Acquired on November 15, 2013	PRC	100.00%	Online game research and development

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND NATURE OF OPERATIONS (CONT’D)

Entities	Date of incorporation/ establishment	Place of incorporation/ establishment	Percentage of shareholding/ ownership	Principal activities

Variable Interest Entity (the “VIE”)
Giant Network	November 14, 2004	PRC	—	Internet content provider

Held directly by Giant Network:
Shanghai Juhe Network Technology Co., Ltd. (“Juhe Network”)	November 4, 2009	PRC	51.00%	Online game research and development
Shanghai Juxin Network Technology Co., Ltd. (“Juxin Network”)	October 9, 2010	PRC	51.00%	Online game research and development
Beijing Julun Network Information Technology Co., Ltd. (“Julun Network”)	Acquired on November 19, 2010	PRC	100.00%	Online game research and development
Shanghai Jujia Network Technology Co., Ltd. (III) (“Jujia Network III”)	October 10, 2012	PRC	51.00%	Online game research and development
Shanghai Juzi Information Technology Co., Ltd. (“Juzi Information”)	October 10, 2012	PRC	51.00%	Online game research and development
Beijing Haishen Network Technology Co., Ltd. (“Beijing Haishen Network”)	August 26, 2013	PRC	51.00%	Online game research and development

In September 2006, in contemplation of an initial public offering, the Group completed a reorganization (the “Reorganization”) which was necessary to comply with PRC laws and regulations that restrict foreign ownership of a company that provides internet content services, which includes operating online games.

As part of the Reorganization, Mr. Yuzhu Shi, his immediate family and the other eighteen individual shareholders of Giant Network through their respective BVI holding companies, established the Company and Eddia International. Mr. Yuzhu Shi and his immediate family, through their BVI holding companies, Union Sky Holding Co., Ltd. and Vogel Holding Group Limited, were the controlling shareholders of the Company since incorporation. Subsequently, on September 6, 2006, Eddia International established Zhengtu Information, a wholly-owned foreign enterprise, which entered into a series of agreements with Giant Network. Pursuant to these agreements, Giant Network transferred most of its employees and operating assets to Zhengtu Information, except for certain assets and licenses that an online game operator must own to be an internet license holder. In return, Zhengtu Information exclusively provides certain technical and consulting services and software licenses to Giant Network in exchange for fees, which can be adjusted at the Company’s discretion, through its direct ownership interest in Zhengtu Information as well as provide financial support to Giant Network, as necessary. As a result of these agreements, the Company is considered the primary beneficiary of Giant Network through Zhengtu Information (Note 2) and accordingly, Giant Network’s results of operation and financial condition are consolidated in the financial statements of the Company.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND NATURE OF OPERATIONS (CONT’D)

On June 14, 2012, Giant Network purchased 51% equity interest of Juhe Network from Zhengduo Information, wholly owned by Giant HK, at a consideration of RMB765,000. As a result, Juhe Network changed from a subsidiary of the Company, a foreign-invested enterprise, into a subsidiary of the VIE, a PRC company with the aim of reducing regulatory delays for Juhe Network’s future game launches, as a domestic company. As of December 31, 2012 and 2013, the net liabilities of Juhe Network were RMB5,689,845 and RMB6,704 (US$1,107), respectively. During the years ended December 31, 2011, 2012 and 2013, its revenue was RMB194,660, RMB195,734, and RMB5,384 (US$889), respectively, while its net loss was RMB235,749, and RMB6,120,600 for the years ended December 31, 2011 and 2012, respectively, and its net income was RMB5,683,142 (US$938,788) for the year ended December 31, 2013. Both Zhengduo Information and Zhengtu Information are wholly owned by the Company while Zhengtu Information controls Giant Network as its primary beneficiary. Hence, the transfer of Juhe Network from Zhengduo Information to Giant Network was accounted for as a common control transaction in accordance with Financial Accounting Standards Codification (“ASC”) Subtopic 805-50 (“ASC 805-50”), Business Combination: Related Issues as both Zhengduo Information and Giant Network are commonly controlled by the Company. The common control transaction had no impact to the Company’s consolidated financial statements for the year ended December 31, 2012.

On October 10, 2012, Zhengduo Information, along with two other non-controlling shareholders invested RMB5,000,000 to establish Jujia Network II and obtained 70% equity interests of Jujia Network II.

On October 10, 2012, Giant Network, along with two other non-controlling shareholders invested RMB2,000,000 to establish Shanghai Jujia Network III, and obtained 51% equity interest of Jujia Network III.

On October 10, 2012, Giant Network along with another non-controlling individual invested RMB1,000,000 to establish Juzi Information and obtained 51% equity interest of Juzi Information.

On October 17, 2012, Zhengtu Information reacquired 51% equity interest of Beijing Giant Zhengtu at a consideration of RMB57,250,000 from Huayi Brothers Media Corporation (“Huayi”). As a result, together with the 34% equity interest previously held by Giant Network, the Group owns 85% equity interest in Beijing Giant Zhengtu and Beijing Giant Zhengtu changed from an investment in equity investee to a subsidiary of the Group (Note 3). On November 15, 2013, Zhengtu Information acquired 100% equity interest of Juyan Network which holds the remaining 15% equity interest in Beijing Giant Zhengtu, at a consideration of RMB30,000 (US$4,956).

On October 24, 2012, Zhengduo Information, along with another individual and a non-controlling shareholder invested RMB5,000,000 to establish Juhuan Network and obtained 51% equity interests of Juhuan Network.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND NATURE OF OPERATIONS (CONT’D)

On June 10, 2013, Zhengtu Information along with another noncontrolling shareholder injected additional capital of RMB2,000,000 (US$330,376) and RMB1,241,005 (US$204,999) respectively, into Snow Wolf Software. After the capital injection, Zhengtu Information’s equity interest in the Snow Wolf Software was diluted from 51.07% to 40.76%. According to the investment agreement, the additional capital injected by Zhengtu Information and the noncontrolling shareholder provided no voting rights. Thus, Zhengtu Information continues to hold 51.07% voting rights as before the capital injection and retains control over Snow Wolf Software.

On August 8, 2013, Zhengtu Information acquired 100% equity interest in Juxiao Estate, a company controlled by Mr. Shi Yuzhu, at a consideration of RMB16,000,000 (US$2,643,012), based on the fair value of Juxiao Estate equity interest on the acquisition date (Note 3).

On August 26, 2013, Giant Network along with four third party individuals established Beijing Haishen Network. Giant Network invested capital of RMB2,000,000 (US$330,376) and holds 51% equity interest in Beijing Haishen Network.

On August 30, 2013, the Group closed a subsidiary, Chengdu Jufan Network Technology Co., Ltd (“Chengdu Jufan”), given a change in the Group’s development strategy. As a result, the Group deconsolidated Chengdu Jufan in August 2013. No gain or loss resulted from the deconsolidation.

On December 27, 2013, the Group entered into a share transfer agreement with Shanghai Juzheng Network Technology Co., Ltd. (“Juzheng Network”), a noncontrolling shareholder of Glorious Mission Network Technology Co., Ltd. (“Glorious Mission Network”, formerly known as Wuxi Giant Network Technology Co., Ltd.), to transfer its 26.12% equity interest in Glorious Mission Network to Juzheng Network for a total consideration of RMB9,500,000 (US$1,569,288). After the share transfer, the Group’s investment in Glorious Mission Network was reduced from 45.12% to 19%. The Group recognized a gain on the deconsolidation of RMB4,519,737 (US$746,607), representing the difference between the sum of the consideration received, the fair value of the 19% equity interest in Glorious Mission Network plus the carrying amount of the noncontrolling interest in the Glorious Mission Network and the carrying amount of the Glorious Mission Network’s assets and liabilities. The 19% equity interest retained is accounted for using the cost method and classified as a long-term investment as the Group does not exert any influence over the operation and financial decisions of Glorious Mission Network. The gain on the deconsolidation of Glorious Mission Network was recorded as an investment income in the consolidated statements of comprehensive income. The transaction did not constitute a related party transaction and Wuxi Network would not be a related party since the deconsolidation.

The fair value of the 19% equity interest in Glorious Mission Network was determined by management with the assistance of an independent third party valuation firm using an income approach. As Glorious Mission Network is a private entity, the fair value measurement was based on significant inputs that were not observable in the market and thus represented a Level 3 measurement as defined in ASC 820 (“ASC 820”), Fair Value Measurement. The fair value estimate was based on (i) the discount rate of 21.5%, (ii) long-term sustainable growth rate of 3%, (iii) financial multiples of companies in the same industry as Glorious Mission Network and (iv) adjustments due to lack of marketability that market participants would consider when estimating the fair value of Glorious Mission Network as a private entity.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1)	Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of its assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Company’s consolidated financial statements include, but are not limited to, revenue recognition, allowance of doubtful accounts, assessing the initial valuation of investments and the subsequent other-than-temporary declines in fair value, estimating the useful lives of long-lived assets and intangible assets, assessing the initial valuation of assets acquired and liabilities assumed in a business combination and the subsequent impairment assessment of long-lived assets, intangible assets and related goodwill, share-based compensation expenses, deferred tax assets and related valuation allowance and income tax uncertainties. Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from these estimates.

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

The attribution of net income and other comprehensive income or loss items, if any, are allocable to the Company and its noncontrolling interests based on their respective ownership percentages of the entities to which these underlying items are derived from.

The Group has adopted ASC 810-10 (“ASC 810-10”), Consolidation: Overall. ASC 810-10 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

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

Giant Network holds a value-added telecommunications business operating license to provide internet content distribution services in PRC, an internet publishing license to operate and distribute games through the internet, and an approval from government to provide online discussion forum services. In addition, Giant Network also owns facilities including an office building, computers, equipment and servers that are recognized in the Company’s consolidated financial statements and hires operational and marketing employees for its daily operation. Through online games, software sales, and licensing agreements entered into with other PRC subsidiaries of the Company, Giant Network operates certain of the Group’s games exclusively in PRC, such as ZT Online and ZT Online 2, in return for fees.

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

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

2)	Consolidation (Cont’d)

Exclusive Technical Consulting and Service Agreements

Pursuant to the Exclusive Technical Consulting and Service Agreement between Zhengtu Information and Giant Network, Zhengtu Information is to provide exclusive technical and consulting services in return for fees computed based on the total operating expenses incurred by Zhengtu Information plus a reasonable markup. The initial term of this agreement is expected to expire on September 6, 2016 and is renewable at the sole discretion of Zhengtu Information. Pursuant to this agreement, in the event that either party to such agreement (i) breaches its obligations thereunder in full or in part and fails to cure such breach effectively and in a timely manner, which leads to a material damage to the non-breaching party; (ii) materially fails to perform its undertakings under this agreement; or (iii) any of the representations given by such party is untrue, in each case the non-breaching party shall have the right to terminate this agreement. Notwithstanding the above, if Giant Network wishes to terminate this agreement before the expiration of its term, it shall serve a written notice to Zhengtu Information six-months prior to the expiration of the agreement and obtain Zhengtu Information’s consent, and shall be liable for a penalty of RMB20,000,000 and compensation to Zhengtu Information for all of its losses resulting from such early termination.

A similar Exclusive Technical Consulting and Service Agreement was signed between Zhengju Information and Giant Network in 2012 with identical terms as described above. The term of this agreement is ten years which is expected to expire on January 5, 2022 and cannot be early terminated unless both parties mutually agree in writing.

During the years ended December 31, 2011, 2012 and 2013, total fees charged under the agreements above totaled approximately RMB1,474,000,000, RMB1,776,000,000, and RMB1,777,000,000 (US$294,000,000), respectively, which represented substantially all of Giant Network’s operating profits for the years presented.

Power of Attorney

Pursuant to the Purchase Option and Cooperation Agreement, each of the equity holders of Giant Network signed an irrevocable Power of Attorney to grant Zhengtu Information’s designee, Mr. Yuzhu Shi, the power to exercise all the voting rights of such entity holders in shareholders’ meeting, including but not limited to deciding to sale or transfer of all or part of such entity holders’ equity interests in, and appointing and selecting directors, general managers and other senior management of Giant Network. The initial agreement has a term of ten years and can automatically extend for another ten years if Zhengtu Information doesn’t raise an objection.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

2)	Consolidation (Cont’d)

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

Letter of Financial Support

Pursuant to Letter of Financial Support, Zhengtu Information agreed to provide unlimited financial support to Giant Network during its operation and agreed to forego the right to seek repayment in the event that Giant Network is unable to repay such funding.

As of December 31, 2013, the share capital and accumulated gain of Giant Network was RMB10,000,000 (US$1,651,882) and RMB92,673,054 (US$15,308,498), respectively, as compared to share capital and accumulated loss of RMB10,000,000 and RMB54,957,718, respectively, as of December 31, 2012.

Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between the Company and Giant Network through the irrevocable Power of Attorney, whereby the equity holders of Giant Network has effectively assigned all of their voting rights underlying their equity interest in Giant Network to Zhengtu Information. In addition, through the other aforementioned agreements, the Company demonstrates its ability and intention to continue to exercise the ability to absorb substantially all of the profits and all of the expected losses of Giant Network through Zhengtu Information. Thus the Company is also considered the primary beneficiary of Giant Network through Zhengtu Information. Accordingly, Giant Network and its consolidated entities’ results are consolidated in the Company’s financial statements under ASC 810-10.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

2)	Consolidation (Cont’d)

In the opinion of management and the Company’s PRC counsel, Grandall Law Firm (Shanghai), (i) the ownership structure of the Company and Giant Network, through Zhengtu Information, are in compliance with existing PRC laws and regulations, and (ii) the contractual arrangements with Giant Network and its shareholder are valid, binding, enforceable and will not result in any violation of PRC laws or regulations currently in effect.

Even though the equity holders of Giant Network also hold equity interests in the Company, they may fail or cause Giant Network to fail to perform the obligations under the VIE agreements. The Company may have to incur substantial costs and expend efforts to enforce the Company’s rights under these agreements, where it has to rely on legal remedies under the PRC law.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that the PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Company and its contractual arrangements with Giant Network, through Zhengtu Information, are prospectively found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its ownership structure and operations in the PRC to comply with the new PRC laws and regulations. The restructuring of its organization structure to comply with new PRC laws and regulations may cause the Company to lose control of its VIE, thus resulting in its deconsolidation. In the opinion of management, the likelihood of such events provoking deconsolidation in respect of the Company’s current ownership structure or the contractual arrangements with Giant Network is remote based on current facts and circumstances.

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

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

2)	Consolidation (Cont’d)

The following table represents the carrying amounts of the assets and liabilities of Giant Network and its consolidated entities, including the intercompany payables to the Company’s PRC subsidiaries for accrued service and license fees of RMB1,278,972,129 and RMB1,694,938,756 (US$ 279,983,936) as of December 31, 2012 and 2013, respectively:

	2012	2013	2013
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	274,141,083	320,894,854	53,008,054
Accounts receivable	6,555,391	3,494,393	577,233
Prepayments and other current assets	37,563,773	31,571,092	5,215,173
Due from a related parties	1,019,128,949	1,359,271,355	224,535,632
Inventories	333,195	—	—
Deferred tax assets, net	143,002,725	115,097,258	19,012,713

Total current assets	1,480,725,116	1,830,328,952	302,348,805

Non-current assets:
Property and equipment, net	312,791,693	313,983,683	51,866,409
Intangible assets, net	5,914,981	20,520,060	3,389,672
Due from research and development entity partners	637,000	—	—
Goodwill	15,170,511	15,170,511	2,505,990
Long-term investments	59,808,310	70,072,423	11,575,140
Deferred tax assets, net	1,502,617	1,675,755	276,815
Other assets	1,100,000	62,291,667	10,289,850

Total non-current assets	396,925,112	483,714,099	79,903,876

Total assets	1,877,650,228	2,314,043,051	382,252,681

LIABILITIES
Current liabilities:
Payables and accrued expenses	63,103,923	68,497,136	11,314,921
Advances from distributors	93,468,209	70,317,903	11,615,690
Due to a related parties	1,298,030,769	1,723,137,717	284,642,073
Deferred revenue	470,279,509	347,524,943	57,407,031
Tax payable	4,371,971	22,209,243	3,668,706
Unrecognized tax benefit	6,418,702	6,418,702	1,060,294
Deferred tax liabilities	2,500,250	—	—

Total current liabilities	1,938,173,333	2,238,105,644	369,708,715

			—
Total liabilities	1,938,173,333	2,238,105,644	369,708,715

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

2)	Consolidation (Cont’d)

The following table represents the breakdown of contribution by Giant Network and its consolidated entities as well as the Company and other entities within the Group to the Group’s total net income and total comprehensive income. The amounts presented below are calculated before deducting intercompany service and license fees payables from the VIE and its consolidated entities to the other PRC subsidiaries of the Company.

	For year ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Net income (loss) attributable to the Company’s shareholders
Giant Network and its consolidated entities	1,515,790,079	1,778,254,022	1,908,831,536	315,316,505
The Company and other entities within the Group	(635,823,205)	(784,534,016)	(655,863,608)	(108,340,950)

	879,966,874	993,720,006	1,252,967,928	206,975,555

Other comprehensive income (loss)
Giant Network and its consolidated entities	—	—	—	—
The Company and other entities within the Group	(100,725,366)	32,505,955	(4,541,240)	(750,160)

	(100,725,366)	32,505,955	(4,541,240)	(750,160)

Comprehensive income	779,241,508	1,026,225,961	1,248,426,688	206,225,395

In addition, Giant Network and its consolidated entities accounted for approximately RMB1,342,000,000, RMB1,789,500,000 and RMB 1,780,300,000 (US$ 294,085,000) net increase in cash and cash equivalents in 2011, 2012 and 2013, respectively. However, a substantial amount of the cash and cash equivalents generated by the VIE was subsequently transferred to the other PRC subsidiaries of the Company to pay for the intercompany service and license fees.

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

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.0537 on December 31, 2013 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

5)	Cash and cash equivalents and restricted cash

Cash and cash equivalents represent cash on hand, demand deposits and money market fund placed with banks or other financial institutions. All highly liquid investments with a stated maturity of 90 days or less from the date of purchase are classified as cash equivalents. All highly liquid investments with stated maturities of greater than 90 days but less than one year, are mainly fixed rate time foreign deposits that are classified as short-term investments which are stated at their approximate fair value.

Restricted cash represents an USD deposit in bank to be used for the payments of bank charges of an outstanding short-term bank loan (Note 12).

6)	Investments

The Group accounts for its investments in accordance to ASC subtopic 320-10 (“ASC 320-10”), Investments-Debt and Equity Securities: Overall. ASC 320-10 classifies the investments in debt securities as “trading”, “held-to-maturity” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by the accounting standard for financial instruments.

Trading securities

The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Unrealized holding gains and losses for trading securities are included in earnings. The Group had no securities that were bought and held principally for the purpose of selling them in the near term to which would be classified as trading securities as of December 31, 2012 and 2013.

Held- to- maturity securities

The securities that the Group has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are stated at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Interest income from the held-to-maturity securities is recognized when earned. Premiums and discounts, if any, are amortized or accreted over the life of the related security as an adjustment to interest income using the effective-interest method. For individual securities classified as held-to-maturity securities, the Group evaluates whether a decline in fair value below the amortized cost basis is other-than-temporary using estimated fair values of the pledged collaterals or financial guarantees. If the Group concludes that it does not intend or is not required to sell an impaired debt security before the recovery of its amortized cost basis, the impairment is considered temporary and the held-to-maturity security continue to be recognized at the amortized cost.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

6)	Investments (Cont’d)

Held- to- maturity securities (Cont’d)

When the Group intends to sell an impaired debt security or it is more likely than not that it will be required to sell prior to recovery of its amortized cost basis, an other-than-temporary impairment loss equal to the entire excess of the debt security’s amortized cost basis over its fair value is recognized at the balance sheet date.

Available-for-sale security

Investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Available-for-sale securities are reported at fair value, with unrealized gains and losses recorded in other comprehensive income (loss). Gains or losses are charged to earnings during the period in which gains or losses are realized. An impairment loss on available-for-sale debt securities would be recognized in the earnings when the decline in value is determined to be other-than-temporary.

The Group has designated its investment in convertible redeemable preferred shares (“the Preferred Shares”) of Five One Network Development Co., Ltd. (“51.com”) as available-for-sale in accordance with ASC 320-10. Such available-for-sale investment is reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive loss in shareholders’ equity. Realized gains or losses are charged to earnings during the period in which the gain or loss is realized. If the Group determines a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to its estimated fair value. The new cost basis will not be adjusted for subsequent recoveries in fair value. Determination of whether declines in value are other-than-temporary requires significant judgment. The Group recorded an other-than-temporary impairment of RMB240,725,709 for the year ended December 31, 2012. No impairment was recorded for the years ended December 31, 2011 and 2013.

Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings. Any realized gains or losses on the sale of the investments are determined on a specific identification method, and such gains and losses are included in earnings.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

7)	Long-term investments

In accordance with ASC 325-20 (“ASC 325-20”), Investments-Other: Cost Method Investments, for investments in an investee over which the Group does not have significant influence, the Group carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings that exceed the Company’s share of earnings since its investment. Management regularly evaluates the impairment of its cost method investments based on the performance and financial position of the investee as well as other evidence of estimated market values. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, projected and historical financial performance, cash flow forecasts and current and future financing needs. An impairment loss is recognized in the consolidated statements of comprehensive income equal to the excess of the investment’s cost over its estimated fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment. The impairment charge was nil for the years ended December 31, 2011, 2012 and 2013.

8)	Investment in equity investees

For investments in an investee over which the Group can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC 323-10 (“ASC 323-10”), Investments-Equity Method and Joint Ventures.

Under the equity method, the Group initially records its investment at cost and prospectively recognizes its proportionate share of each equity investee’s net income or loss into its consolidated statements of comprehensive income. The difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill included in equity method investment on the consolidated balance sheets. The Group evaluates the equity method investments for impairment under ASC 323-10. An impairment loss on the equity method investments is recognized in the consolidated statements of comprehensive income when the decline in value is determined to be other-than-temporary. The impairment charge was nil, RMB3,211,404 and nil for the years ended December 31, 2011, 2012 and 2013, respectively.

The Group holds equity investments in Shanghai Tonghua Network Technology Co., Ltd. (“Tonghua Network”) with 30% equity interest and Shanghai Juxian Network Technology Co., Ltd. (“Juxian Network”) with 40.8% equity interest. The carrying amounts of these investments were reduced to nil as of December 2012. The Group continued to record equity pick up of losses from Tonghua Network for the years ended December 31, 2012 and 2013 in accordance with ASC 323-10 as the Group provided additional financial support to Tonghua Network during the years ended December 31, 2012 and 2013.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

9)	Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the following estimated useful lives:

Computer equipment	5 years
Leasehold improvements	Over the shorter of the lease terms or the estimated useful lives of the assets
Furniture and fixtures	5 years
Motor vehicles	5 years
Property	42 years

Fixed assets have an estimated residual equal to 5% of the original cost.

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterments that extend the useful life of a fixed asset are capitalized as an addition to the related asset. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any gain or loss reflected in the consolidated statements of comprehensive income.

10)	Intangible assets

The Group recognizes costs to develop its online game products to be licensed for sale in accordance with ASC subtopic 985, Software. Online game product development costs consist primarily of payroll, depreciation and other overhead expenses incurred by the Group to develop, maintain, monitor and manage the Group’s online gaming products. Costs incurred for the development of online game products prior to the establishment of technological feasibility are expensed when incurred and are included in product development expenses. Once an online game product has reached technological feasibility, all subsequent online game product development costs are capitalized until the product is available for marketing. Technological feasibility is evaluated on a product-by-product basis, but typically encompasses both technical design and game design documentation and only occurs when the online games have a proven ability to operate in an online game environment.

Intangible assets are stated at cost less accumulated amortization. Amortization is computed using the straight-line method over the following estimated useful lives:

Online game product development costs	4 years
Software	3 and 10 years
License fee	Over the shorter of the license terms or
the estimated licensed game lives

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

10)	Intangible assets (Cont’d)

The Group recognizes website and internally used software development costs in accordance with ASC subtopic 350-40 (“ASC 350-40”), Intangibles — Goodwill and Other: Internal-Use Software. As such, the Group expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites and software. Costs incurred in the development phase are capitalized and amortized over their estimated expected life. Since the inception of the Group, the amount of costs qualifying for capitalization has been insignificant and as a result those costs have been expensed as incurred. For the years ended December 31, 2011, 2012, and 2013, the Group capitalized approximately RMB4,800,000, RMB7,450,000, and nil of the online game development costs, respectively.

11)	Land use right

The land use right represents the amounts paid and relevant costs incurred for the right to use land in the PRC and it is recorded at purchase cost less accumulated amortization. Amortization is provided on a straight-line basis over the terms of the land use rights agreement, which is 50 years. For a land use right obtained through a business or asset acquisition, amortization is recorded on a straight-line basis over its respective remaining estimated useful live.

12)	Impairment of long-lived assets and intangible assets

Long-lived assets, including intangible assets, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with ASC subtopic 360-10 (“ASC 360-10”), Property, Plant and Equipment: Overall. When such events occur, the Group assesses the recoverability of the long lived assets by comparing the carrying amounts to the estimated future undiscounted cash flows associated with the related assets. If the future net undiscounted cash flows are less than the carrying amount of the assets, the assets are considered impaired and an expense is recognized equal to the amount required to reduce the carrying amount of the assets to their then estimated fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available for the long-lived assets.

The impairment loss of nil, RMB13,066,057 and RMB20,100,000 (US$3,320,283) was recognized for the years ended December 31, 2011, 2012 and 2013, respectively.

13)	Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable intangible assets acquired. The Group’s goodwill outstanding at December 31, 2013 was related to the Group’s acquisition of three subsidiaries. In accordance with the provisions of ASC subtopic 350 (“ASC 350”), Goodwill and Other Intangible Assets, goodwill amounts are not amortized, but rather are tested for impairment at least annually or more frequently if there are indicators of impairment present.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

13)	Goodwill (Cont’d)

In accordance with ASC 350, the Group has assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. The Group has determined that it has one reporting unit, which is also its only reportable segment.

The performance of the impairment test involves a two-step process. The first step of the impairment test involves comparing the fair value of the reporting unit with its carrying amount, including goodwill. Fair value is primarily determined by computing the future discounted cash flows expected to be generated by the reporting unit. If the carrying value exceeds the fair value, goodwill may be impaired. If this occurs, the Group performs the second step of the goodwill impairment test to determine the amount of impairment loss. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. If the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss. The annual goodwill impairment test is performed on December 31 of each year.

In accordance with Accounting Standards Update No. 2011-08 (“ASU 2011-08”), Testing Goodwill for Impairment, issued by the Financial Accounting Standards Board (“FASB”), the Group has the option to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative test. If the Group believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. The qualitative assessment included an in-depth analysis of factors, including general economic conditions, industry and market conditions, financial factors (such as revenue growth) and the price of the Company’s ADS, as well as other drivers of a fair value analysis.

No impairment loss was recognized for the years ended December 31, 2011, 2012 and 2013.

14)	Fair value of financial instruments

Financial instruments of the Group primarily comprise of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, certain other assets and liabilities, available-for-sale security, held-to-maturity securities, a short-term loan and a long-term loan. As of December 31, 2012, and 2013, the carrying values of these financial instruments, other than available-for-sale security, held-to-maturity securities and long-term loan, approximated their fair values due to their generally short maturities (Note 25). The carrying value of the long-term loan approximated its fair value given the interest rate on the loan approximated prevailing market interest rate.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

15)	Revenue recognition

Online game revenue

The Group currently provides online game services in the PRC and recognizes revenue in accordance to the criteria of ASC subtopic 605 (“ASC 605”), Revenue Recognition, when persuasive evidence of an arrangement exists, the service has been rendered, the sales price is fixed or determinable, and collectability is reasonably assured.

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

The Group’s end users are required to “activate” the prepaid game cards by using access codes and passwords to transfer the value of those cards to game points in their personal user accounts. The Group does not recognize revenue for game cards which are sold but not yet converted into game points and used by customers to purchase premium features as the Group is required to provide future services, in the form of in-game premium features, related to those cards or points. Deferred revenue is recognized as revenue over the estimated lifespan of the premium features purchased or as the premium features purchased with the game points are consumed. In-game premium features include virtual services and consumable virtual items and permanent virtual items. In terms of virtual services and consumable virtual items, revenue is recognized either ratably or upon consumption depending on whether services and items be recognized as time-based or usage-based. In terms of permanent virtual items, revenue is recognized over the estimated lifespan which is determined on the basis of historical player usage patterns and playing behaviors. When the estimated lifespan of certain permanent virtual items is unable to be reliably determined on the basis of historical paying player patterns or behaviors, the related revenues would be recognized over the estimated game lifespan. Future usage patterns may differ from the historical usage patterns on which the Group’s revenue recognition policy is based. The Group is committed to continually monitoring its actual operational statistics and usage patterns of its online games and to comparing these actual statistics with its original estimates and to refining these estimates and assumptions when they materially differ from the actual statistics.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

15)	Revenue recognition (Cont’d)

Online game revenue (Cont’d)

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

Licensing revenue

The Group also licenses various kinds of its games to overseas third parties in Vietnam, Thailand, Russia, United States, South Korea, Taiwan, Hong Kong and Macao in 2013. The royalty income is determined based on an agreed upon percentage of game points consumed by the players with accounts registered with the game vendors, net of applicable withholding taxes, which becomes fixed or determinable at the time actual usage occurs. The related royalty income is recognized on a monthly basis, as the game vendors confirm their sales activities for the period.

The Group’s VIE is subject to a 5% business tax and related surcharges on the revenues earned from the sale of game points that are deducted from online game revenue. The Company’s subsidiary, Giant HK, is also subject to overseas withholding taxes and related surcharges on royalty income that are deducted from licensing revenue. Such business tax and related surcharges for the years ended December 31, 2011, 2012 and 2013 were RMB111,185,658, RMB125,496,870 and RMB131,260,725 (US$21,682,727), respectively.

The Group does not defer any costs associated with the sale of its prepaid cards or game points.

16)	Cost of services

Cost of services consists primarily of payroll, depreciation and amortization, maintenance and rental of computer equipment, production costs for prepaid game cards and other overhead expenses directly attributable to the provision of the Group’s online game services.

Cost of services also includes a 6% VAT (5% business tax for the year ended December 31, 2011), and 3% (net) VAT and related surcharges on technical and consulting fees and royalty fees charged by the Company’s PRC subsidiaries to Giant Network. Such business tax, VAT and related surcharges for the years ended December 31, 2011, 2012 and 2013 were RMB72,804,988, RMB83,559,952 and RMB86,954,956 (US$14,363,935), respectively.

17)	Advertising expenses

Advertising costs are expensed when incurred as sales and marketing expenses and amounted to approximately RMB105,308,000, RMB93,425,000, and RMB128,282,000 (US$21,191,000) for the years ended December 31, 2011, 2012 and 2013, respectively.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

18)	Research and product development expenses

Costs incurred for the development of online game products prior to the establishment of technological feasibility and costs incurred for maintenance after the online game products are available for marketing are expensed when incurred and are included in research and product development expenses.

19)	Comprehensive income

Comprehensive income is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Among other disclosures, ASC topic 220 (“ASC 220”), Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Group’s comprehensive income includes net income, foreign currency translation adjustments and unrealized holding gains (losses) and is presented in the consolidated statements of comprehensive income.

20)	Share-based compensation

The Group’s employees participate in the Company’s 2006 and 2007 stock incentive plans including share options and restricted shares, which is more fully described in Note 17. The Group accounts for its share-based payments pursuant to ASC subtopic 718-10 (“ASC 718-10”), Compensation — Stock Compensation: Overall. According to ASC 718-10, all grants of share options and restricted shares to employees are recognized in the consolidated financial statements based on their grant date fair values. The Company’s share options and restricted shares are subject to graded vesting provisions. Fair value of share options is determined by management with the assistance of an independent third party valuation firm, using a binomial option pricing model derived by management. Fair value of restricted shares is determined by management using the closing price of the unrestricted share as of the valuation date minus the present value of the expected dividends during the vesting period. The Group has elected to recognize compensation expense using the accelerated method for all share options and restricted shares with service conditions that have a graded vesting schedule.

ASC 718-10 requires forfeitures to be estimated at the time of grant and revised, if necessary, in the subsequent year if actual forfeitures differ from initial estimates. Share-based compensation expense is recorded net of estimated forfeitures such that expense is recorded only for those share-based awards that are expected to vest. Forfeiture rate is estimated based on historical and future expectation of employee turnover rate and adjusted to reflect future change in circumstances and facts, if any.

The Group records share-based compensation expense for awards granted to non-employees in exchange for services at fair value in accordance with the provisions of ASC subtopic 505-50 (“ASC 505-50”), Equity: Equity Based Payment to Non-Employees. For the awards granted to non-employees, the Group records compensation expense equal to the fair value of the share options and restricted shares at the service performance date. The fair value of the unvested share options and restricted shares is recalculated at each reporting date as the service agreements signed with the non-employees do not include significant disincentive for non-performance. There were no share options or restricted shares issued to non-employees during the years ended December 31, 2011, 2012, and 2013.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

20)	Share-based compensation (Cont’d)

A change in any of the terms or conditions of share options and restricted shares shall be accounted for as a modification of the plan. Therefore, the Group calculates incremental compensation cost of a modification as the excess of the fair value of the modified awards over the fair value of the awards immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested share options and restricted shares, the Group would recognize incremental compensation cost in the period the modification occurs and for unvested share options and restricted shares, the Group would recognize, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

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

23)	Accounting for uncertain income tax positions

The Group applies the provisions of ASC 740-10 to account for uncertainties in income taxes. ASC 740-10 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group has elected to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of comprehensive income.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

24)	Earnings per share

Earnings per share are calculated in accordance with ASC subtopic 260-10 (“ASC 260-10”), Earnings Per Share: Overall. Basic earnings per share is computed by dividing net income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share are computed using the weighted average number of shares and dilutive equivalent shares outstanding during the period. Dilutive equivalent shares consist of ordinary shares issuable upon the exercise of share options granted, with an exercise price less than the average fair market value for such period, using the treasury stock method. Dilutive equivalent shares are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive.

25)	Financial incentives

Government financial incentives are recognized where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with, if any. When the grant relates to an expense item, it is recognized in the consolidated statements of comprehensive income over the period necessary to match the grant on a systematic basis to the costs that it is intended to compensate. Where the grant relates to an asset, it is recognized as deferred income and released to the consolidated statements of comprehensive income in proportion to the depreciation of the related assets. Government financial incentives are recognized as income upon receipt when there are no conditions or continuing performance obligations of the Group attached to any of the governmental financial incentives received.

26)	Share repurchase program

In September 2011, the Board of Directors approved a new share repurchase plan (“Share Repurchase Plan 4”), authorizing the Group to repurchase up to US$50,000,000 of its ADSs for the effective period from September 2011 to September 2012. As of December 31, 2011, the Group repurchased 932,972 ADSs under this plan for a total consideration of US$3,600,000.

In September 2012, the Board of Directors approved a twelve-month extension for Share Repurchase Plan 4 up to September 2013. As of December 31, 2012, the Group repurchased 1,744,909 ADSs under this plan for a total consideration of US$7,200,000. There were no repurchases made during 2013.

There was no additional repurchase plan approved during the year ended December 31, 2013.

The Group accounted for share repurchase as treasury stock at cost in accordance to ASC Subtopic 505-30 (“ASC 505-30”), Treasury Stock, which is shown separately in the shareholders’ equity as the Group has not yet decided on the ultimate disposition of the ADSs acquired. When the Group decides to retire the treasury stock or use the treasury stock to settle the exercise of share options and restricted shares (Note 21), the difference between the issuance price and the repurchase price is charged to retained earnings.

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

Credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable, short-term investments, available-for-sale security, held-to-maturity securities, and amounts due from related parties and research and development entity partners. As of December 31, 2012 and 2013, substantially all of the Group’s cash and cash equivalents and short-term fixed rate time deposits were held by major Chinese financial institutions located in the PRC and Hong Kong. Historically, deposits in Chinese banks are secured due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that has come into effect on June 1, 2007, which contains a separate article expressly stating that the State Council promulgates implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law when necessary. Under the new Bankruptcy Law, a Chinese bank can go into bankruptcy. In addition, since China’s concession to the World Trade Organization, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those Chinese banks in which the Group has deposits has increased. In the event of bankruptcy of one of the banks which holds the Group’s deposits, it is unlikely to claim its deposits back in full since it is unlikely to be classified as a secured creditor based on PRC laws. Since the global financial crisis began during the third quarter of 2008, the risk of bankruptcy of those banks in which the Group has deposits or investments has increased significantly. In the event of bankruptcy of one of these financial institutions, it may be unlikely to claim its deposits or investments back in full. The Group continues to monitor the financial strength of these financial institutions.

Accounts receivable are typically unsecured and derived from revenue earned from customers in both the PRC and the overseas, which are exposed to credit risk. The risk is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances. The Group maintains reserves for estimated credit losses, which have generally been within its expectations.

Amounts due from related parties and research and development entity partners are typically unsecured, interest free and without any fixed term of repayment. Any negative events or deterioration in financial well-being with respect to the Group’s related parties and research and development entity partners may cause material loss to the Group and have a material effect on the Group’s financial condition and results of operations.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

28)	Concentration of risk (Cont’d)

Credit risk (Cont’d)

The Group’s available-for-sale security, 51.com is reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive loss in shareholders’ equity (Note 10). The time deposit in Bank of Ningbo bears a fixed yield of 3.75% with a maturity term of two years. Two short-term investment securities in China Merchant Bank which bear fixed yields of 4.8% and 5% per annum, respectively, with maturity terms of six months and one year, respectively. One short-term investment security in Minsheng Royal Asset Management which bears a yield of return of 6% per annum with a maturity term of one year. Any negative events or deterioration in financial well-being with respect to the counterparties of the above investments may cause material losses to the Group and have a material effect on the Group’s financial condition and results of operations.

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

More than 80% of the Group’s revenues for the year ended December 31, 2011, 2012 and 2013 were primarily derived from a single online game series. No individual distributor or end-user customer accounted for more than 10% of advances from distributors or net revenues, respectively, for the years ended December 31, 2011, 2012 and 2013.

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

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. On June 19, 2010, the People’s Bank of China announced the end of the RMB’s de facto peg to U.S. dollar, a policy which was instituted in late 2008 in the face of the global financial crisis, to further reform the RMB exchange rate regime and to enhance the RMB’s exchange rate flexibility. On March 15, 2014, the People’s Bank of China announced the widening of the daily trading band for RMB against US$. The depreciation of the U.S. dollar against RMB was approximately 4.6%, 1.0%, and 2.8% in 2011, 2012 and 2013, respectively. Any significant revaluation of RMB may materially and adversely affect the Group’s cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, the ADS in U.S. dollars. As a result, the appreciation of RMB against the U.S. dollar has resulted in foreign currency translation losses when translating the assets of the Group from the U.S. dollar into RMB.

29)	Dividends

Dividends of the Group are recognized when declared. Relevant laws and regulations permit payments of dividends by the PRC subsidiaries and affiliated companies only out of their retained earnings, if any, as determined in accordance with respective accounting standards and regulations.

30)	Recent accounting pronouncements

In July 2013, the FASB issued ASU No. 2013-11 (“ASU 2013-11”), Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, which concludes an unrecognized tax benefit should be presented as a reduction of a deferred tax asset when settlement in this manner is available under the tax law. The amendments are effective for reporting periods beginning after December 15, 2013. Early adoption is permitted. The Group does not expect the adoption of ASU 2013-11 will have a significant effect on its consolidated financial statements.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	ACQUISITIONS

On October 17, 2012, the Group reacquired 51% equity interest of Beijing Giant Zhengtu from Huayi. Beijing Giant Zhengtu was previously sold to Huayi in December 2010 for a consideration of RMB57,250,000 (the “reacquisition”). Prior to the reacquisition, the Group owned 34% equity interest of Beijing Giant Zhengtu and accounted it as an equity investee. After the reacquisition, the Group had a total of 85% equity interest of Beijing Giant Zhengtu and Beijing Giant Zhengtu became a consolidated subsidiary of the Group. The Group reacquired Beijing Giant Zhengtu principally for the knowledge and expertise of its research and development employees as well as potential value associated with its developed game. The reacquisition met the definition of a business acquisition in accordance with ASC 805-10 (“ASC 805-10”), Business Combination.

The acquisition date fair value of the consideration pursuant to the application of the acquisition method was as follows:

RMB

Cash	57,250,000
34% previously owned equity interests	31,572,322
15% noncontrolling interest	13,928,966

102,751,288

The acquisition date fair value of the previously owned equity interest of 34% was included in the measurement of the consideration transferred and a loss of RMB303,581 was recognized as a result of re-measuring upon reacquisition which was recorded as a debit to other income in the consolidated statements of comprehensive income. The fair value of the previously owned equity interest and noncontrolling interest was determined by management with the assistance of an independent third party valuation firm using an income approach. As Beijing Giant Zhengtu is a private entity, the fair value measurement was based on significant inputs that were not observable in the market and thus represented a Level 3 measurement as defined in ASC 820. The fair value estimate was based on (i) a discount rate of 13.7%, (ii) long-term sustainable growth rate of 3%, (iii) financial multiples of companies in the same industry as Beijing Giant Zhengtu and (iv) adjustment due to the lack of marketability that market participants would consider when estimating the fair value of Beijing Giant Zhengtu as a private entity.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	ACQUISITIONS (CONT’D)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as at the date of acquisition:

RMB
Current assets	10,553,021
Property and equipment, net	16,390
Online game software	15,833,333

Total identifiable assets acquired	26,402,744

Accounts and other payables	77,581
Accrued liabilities	687,916

Total liabilities assumed	765,497

Net identifiable assets acquired	25,637,247
Goodwill	77,114,041

Net assets acquired	102,751,288

The fair value of the online game software was determined by management with the assistance of an independent third party valuation firm using an income approach, which involves applying an appropriate discount rate to estimated cash flow that will be derived from the online game in the future. The online game software is subject to a useful life of 5 years and amortization expense recorded for the year ended December 31, 2012 since acquisition was RMB834,167. The goodwill recognized was attributable to expected synergies and knowledge and expertise from the workforce of Beijing Giant Zhengtu. None of the goodwill was expected to be deductible for income tax purpose.

Consolidated revenue and net income of Beijing Giant Zhengtu that was recorded during the period from October 17, 2012 through December 31, 2012 was RMB816,474 and RMB1,659,266, respectively. Pro forma results of operation for this acquisition were not presented because the effects of the acquisition were not material to the Company’s consolidated financial results.

On August 8, 2013, the Group entered into a share transfer agreement with related parties, Giant Investment Co., Ltd. (“Giant Investment”) and Shanghai Jiante Biotechnology Co., Ltd. (“Jiante Biotechnology”), to acquire 100% equity interest in Juxiao Estate for cash consideration of RMB16,000,000 (US$2,643,012). Juxiao Estate holds the land use right to a lot adjacent to the Group’s existing office space for the construction of additional office space (Note 20). The purchase consideration approximated fair value of Juxiao Estate’s net assets. The acquisition was completed and the Group took effective control of Juxiao Estate on August 8, 2013. The acquisition of Juxiao Estate did not meet the definition of a business acquisition in accordance with ASC 805-10 and was accounted for as an asset acquisition.

The acquired land use right is recorded at purchase cost less accumulated amortization. Amortization is provided on a straight-line basis over the life of the land use right agreement, which is 48.25 years. As of December 31, 2013, the land use right had a net book value of RMB48,370,323 (US$7,990,208). The Group recognized amortization expense of RMB416,558 (US$68,810) for the year ended December 2013.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	SHORT-TERM INVESTMENTS

Short-term investments consisted of the following as of December 31, 2012 and 2013:

	December 31,
	2012	2013	2013
	RMB	RMB	US$

- Fixed rate time deposits	139,314,900	250,486,050	41,377,347
- Investment contracts
- Huaneng Trust (1), (2)	600,000,000	—	—
- China Merchant Bank (3), (4)	—	1,597,200,000	263,838,645
- Minsheng Baoteng Plan (5)	—	952,000,000	157,259,197

Total short-term investments	739,314,900	2,799,686,050	462,475,189

(1)	In April 2012, the Group made an investment of RMB300,000,000, with a maturity term of one year, in Huaneng Guicheng Trust (“Huaneng Trust”), which was used to fund Ningbo Poly Real Estate Co., Ltd. (“Ningbo Poly”), a real estate development company with operations throughout the PRC. The short-term investment, after deducting management fees charged by the Huaneng Trust, was expected to yield a net return to the Group of 8.5%. The principal and interest of the investment were guaranteed by Poly HK Co. Ltd., a company listed on the Hong Kong Stock Exchange and Poly Real Estate Group Limited, a subsidiary of Poly HK Co., Ltd. Proceeds with respect to this investment were received by the Group on April 9, 2013.
(2)	In June 2012, the Group made another investment in Huaneng Trust of RMB300,000,000, with a maturity term of one year, which was used to fund a short-term loan provided to China Enterprise, a commercial and residential real estate development company with operations throughout the PRC. The short-term investment, after deducting management fees charged by Huaneng Trust, was expected to yield a net return to the Group of 8.3%. The principal and interest of the investment loan were guaranteed by a regional real estate company in Shanghai. Proceeds with respect to this investment were received by the Group on the maturity date, June 20, 2013.
(3)	In June 2013, the Group made an investment with China Merchant Bank, Shanghai Branch, in the amount of RMB800,000,000 (US$132,150,586), as a pledge for the loan obtained from China Merchant Bank, Hong Kong Branch (Note 12). This short-term investment has a maturity term of one year and is expected to yield a return of 5% to the Group.
(4)	In August and September 2013, the Group made investments with China Merchant Bank in the aggregate amount of RMB797,200,000 (US$131,688,059). The investments have maturity terms of six months and are expected to yield a return of 4.8% to the Group.
(5)	In August and September 2013, the Group made investments in the Minsheng Baoteng Plan with Minsheng Royal Asset Management in the aggregate amount of RMB952,000,000 (US$157,259,197). The short-term investments have maturity terms of one year and are expected to yield a return of 6% to the Group.

There were no impairment indicators associated with these investments as of December 31, 2012 and 2013.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	SHORT-TERM INVESTMENTS (CONT’D)

The Group recorded interest income on the short-term investments amounting to RMB102,202,930, RMB86,194,786 and RMB83,705,315 (US$13,827,133) for the years ended December 31, 2011, 2012 and 2013, respectively, in the consolidated statements of comprehensive income.

5.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	December 31,
	2012	2013
	RMB	RMB	US$

Prepaid expenses	9,625,806	10,287,700	1,699,407
Staff advances	5,072,831	4,506,613	744,440
VAT refundable (1)	115,015,077	160,011,443	26,432,007
Interest receivable	5,263,501	65,917,594	10,888,811
Receivable from a shareholder of Glorious Mission Network (Note 1)	—	9,500,000	1,569,288
Share-based awards exercise receivables (2)	42,971,091	4,134,689	683,002
Receivable from the sale of a land use right (3)	34,040,054	—	—
Others	24,457,677	30,879,662	5,100,957

Total	236,446,037	285,237,701	47,117,912

(1)	VAT refundable related to the 14% VAT refunds to certain subsidiaries of the Company that quality for the software company tax incentive. Such tax incentive is typically received within one year from declaration to the tax bureau.
(2)	Starting from 2008, the Group uses a third party broker to facilitate the cashless exercise of share options and restricted shares by employees. The balances as of December 31, 2012 and 2013 represented the amounts due from the third party broker to the Group upon the exercise of options and restricted shares on behalf of the Group’s employees.
(3)	In May 2012, the Zhuhai Land and Resources Bureau (the “Zhuhai Bureau”) decided to retrieve a parcel of land sold to the Group in 2009 for RMB85,100,136. The Group received RMB51,060,082 from the Zhuhai Bureau during the year ended December 31, 2012 and the remaining balance of RMB34,040,054 was received in full in May 2013.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	PROPERTY AND EQUIPMENT

Property and equipment and their related accumulated depreciation as of December 31, 2012 and 2013 were as follows:

	December 31,
	2012	2013
	RMB	RMB	US$

Computer equipment	327,736,364	311,542,614	51,463,174
Furniture and fixtures	23,188,141	23,525,921	3,886,205
Motor vehicles	4,669,096	5,718,594	944,644
Leasehold improvements	1,603,574	1,790,059	295,697
Property	213,510,969	213,658,976	35,293,949
Construction in progress	—	16,635,955	2,748,064

	570,708,144	572,872,119	94,631,733
Less: Accumulated depreciation	(230,465,770)	(217,070,676)	(35,857,522)

Property and equipment, net	340,242,374	355,801,443	58,774,211

Depreciation expense for the years ended December 31, 2011, 2012 and 2013, were RMB60,877,662, RMB60,669,884 and RMB49,458,028 (US$8,169,884), respectively.

7.	INTANGIBLE ASSETS

Intangible assets and their related accumulated amortization as of the respective balance sheet dates were as follows:

	As of December 31, 2013
	Gross Carrying Value	Accumulated Amortization	Impairment	Deconsolidation of a subsidiary	Net Carrying Value	Net Carrying Value
	RMB	RMB	RMB	RMB	RMB	US$

Online game product development costs	29,482,070	(28,016,198)	—	—	1,465,872	242,145
Software	111,058,276	(79,327,481)	—	(8,873,233)	22,857,562	3,775,800
License fee	39,292,697	(8,053,478)	(20,100,000)	—	11,139,219	1,840,068

Intangible assets, net	179,833,043	(115,397,157)	(20,100,000)	(8,873,233)	35,462,653	5,858,013

	As of December 31, 2012
	Gross Carrying Value	Accumulated Amortization	Impairment	Deconsolidation of a subsidiary	Net Carrying Value
	RMB	RMB	RMB	RMB	RMB

Online game product development costs	41,449,773	(24,112,434)	(11,967,703)	—	5,369,636
Software	92,297,129	(63,768,558)	(1,098,354)	—	27,430,217

Intangible assets, net	133,746,902	(87,880,992)	(13,066,057)	—	32,799,853

Amortization expenses for the years ended December 31, 2011, 2012 and 2013 were RMB17,868,863, RMB13,901,987 and RMB25,244,143 (US$4,170,036), respectively.

During the year ended December 31, 2013, the Group recorded an impairment charge of approximately RMB20,100,000 (US$3,320,283) for the underperformance of a licensed online game. The impairment charge was recorded a cost of service. There were no indicators of impairment noted on the other intangible assets during the year ended December 31, 2013. The fair value measurement of the licensed online game was based on significant inputs that were not observable in the market and thus represented a Level 3 measurement as defined in ASC 820. Income Approach was adopted by management to evaluate the fair value. The fair value estimate was based on (i) a discount rate of 21.0%, (ii) projection period based on the remaining license period, and (iii) estimated Contributory Asset Charges (“CAC”) of the licensed game.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	INTANGIBLE ASSETS (CONT’D)

During the year ended December 31, 2012, the Group recorded an impairment charge of approximately RMB13,066,057, relating to the abandonment of certain prelaunch projects and one previously launched game that was underperforming. This amount was recorded within research and product development expense. There were no indicators of impairment noted related to the other intangible assets during the year ended December 31, 2012. There were no indicators of impairment noted related to the intangible assets during the year ended December 31, 2011.

The estimated annual amortization expense for each of the five succeeding fiscal years is as follows:

	Amortization
	RMB	US$
For the years ending December 31,
2014	14,931,516	2,466,511
2015	11,926,432	1,970,106
2016	3,933,098	649,701
2017	1,975,629	326,351
2018	1,867,213	308,442

8.	GOODWILL

Goodwill of RMB99,316,001 as of December 31, 2012 and 2013 represented the excess of the purchase price over the estimated fair value of the net tangible and identifiable intangible assets acquired relating to the acquisition of Snow Wolf Software during 2009, the acquisition of Julun Network during 2010 and the acquisition of Beijing Giant Zhengtu during 2012.

During the years ended December 31, 2012 and 2013, the Group performed a qualitative assessment to determine whether it was more likely than not that the fair value of a reporting unit was less than its carrying amount. Based on the qualitative assessment, the Group determined that it was not more likely than not that the fair value of the reporting unit was less than the carrying value. Accordingly, the first and second steps of the goodwill impairment test were not necessary in accordance with ASC 350-10. No impairment on goodwill was recognized for the years ended December 31, 2012 and 2013.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9.	LONG-TERM INVESTMENTS

	December 31,
	2012	2013
	RMB	RMB	US$

Yunfeng E-commerce A Fund, L.P. and Yunfeng E-Commerce B Fund, L.P. (Collectively known as “Yunfeng E-Commerce Funds”) (1)	377,095,598	365,780,630	60,422,656
Yangxun Computer Technology (Shanghai) Co., Ltd. (“Yangxun”)	27,331,600	27,331,600	4,514,859
Beijing Innovation Works Development Fund (“Innovation Works”)	18,000,000	22,500,000	3,716,735
Beijing Dijiang Network Technology Co., Ltd. (“Dijiang Network”)	3,000,000	4,000,000	660,753
Shanghai Tianju Network Technology Co., Ltd. (“Tianju Network”)	660,387	—	—
Beijing Wula Century Technology Co., Ltd. (“ Wula Century”)	—	2,700,000	446,008
Yunfeng Fund II, L.P. (“Yunfeng Fund II”)	—	9,390,144	1,551,141
Glorious Mission Network	—	5,934,190	980,258

Total	426,087,585	437,636,564	72,292,410

(1)	Due to the Group’s inability to obtain (i) quarterly financial statements of Yunfeng E-Commerce Funds, prepared in accordance with U.S. generally accepted accounting principles and (ii) readily determinable fair value, including financial information otherwise required to derive such fair value, of the Alibaba Group, the Group is precluded from applying the equity method of accounting for its investment in Yunfeng E-Commerce Funds. Accordingly, the Group applied the cost method of accounting.

In February 2014, the Group sold all of its investment in Yunfeng E-Commerce Funds to a third party at a consideration of RMB1,205,291,670 (US$199,100,000), resulting in a gain of RMB890,581,243 (US$147,113,541) after deducting the transaction cost, that is recognized in the first quarter of 2014 (Note 26).

In 2013, the Group identified an error in its accounting for the investment in Yunfeng E-Commerce Funds as of and for the year ended December 31, 2012, resulting in an overstatement of the investment, as well as unrealized gain through other comprehensive income, of RMB69,135,783. The Group has evaluated and determined that the error is not material to the consolidated financial statements as of and for the year ended December 31, 2012 and 2013. The error also has no impact on the measurement of the gain subsequently recognized through the sale of the investment in 2014.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.	AVAILABLE-FOR-SALE SECURITY

On July 1, 2008, the Group entered into an agreement to purchase 18,508,208 preferred shares of 51.com, a private company in the PRC in exchange for the surrender of a promissory note of RMB34,312,761 (US$5,000,000) and cash consideration of RMB314,370,245 (US$45,809,524). The Group evaluated and determined that there was no embedded derivative requiring bifurcation from the Preferred Shares under the requirements of ASC 815, Derivatives and Hedging. The Group classified its investment in the Preferred Shares as an available-for-sale security.

During the year ended December 31, 2012, the fair value of the Preferred Shares significantly declined due to 51.com’s significantly lower than expected core business revenues and operating cash flows resulted from events that occurred during the fourth quarter in 2012, such as the delay in its core research and development activities and the campaign of newly launched games. The significance of these fourth quarter events had a material adverse and prolonged effect on key fiscal 2013 sales and other operating assumptions within the long-range operating forecast used to estimate the fair value of 51.com, such that the immediate effects on the estimated fair value was material, and an other-than-temporary impairment loss of RMB240,725,709 comprising the difference between the investment cost and its estimated fair value was recorded as an investment loss in the Company’s consolidated statements of comprehensive income. As a result, the new cost basis of the Preferred Shares was RMB78,740,916 as of December 31, 2012.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	HELD-TO-MATURITY SECURITIES

During the second quarter of 2011, the Group invested RMB100,000,000 in CR Trust with an overall variable total yield ranging from 14% to 19.5% per year (including a fixed yield of 3% per year). The term of the CR Trust was five years with an option for the beneficiaries to redeem after the end of three years from the date of establishment. Such option was not exercisable by the beneficiaries when the trust previously distributed principal amounts of more than 60% of the total initial trust fund at establishment. The investment was guaranteed by China Yin Tai Holding Co., Ltd. Management accounted for this investment as a held-to-maturity security in accordance with ASC 320-10 at amortized cost. The estimated fair value of the investment as of December 31, 2012 approximated its carrying value as there were no impairment indicators present, events or changes in circumstances having occurred or expected to occur that would have an adverse effect on the underlying value of the investment.

In May 2012 and May 2013, the Group received RMB10,000,000 and RMB10,000,000 (US$1,651,882) repayment of capital, respectively. In consideration of the slower than expected sales performance of the underlying real-estate projects, the CR Trust officially announced for an early termination on June 27, 2013. The distribution to the beneficiaries was the initial principal amount plus an average return of 14% per annum for 2011, 2012 and 2013. On July 2, 2013, the Group received RMB80,000,000 (US$13,215,059) in return on fund capital and interest income of RMB22,525,753 (US$3,720,989) was recognized.

In February 2012, the Group invested in a RMB100,000,000 two-year time deposit with the Bank of Communications, Zhuhai Branch, with a fixed annual interest rate of 4.4%. The investment was reclassified to short-term investments as of December 31, 2013.

In August 2013, the Group invested in a RMB10,000,000 (US$1,651,882) two-year time deposit in Bank of Ningbo with a fixed annual interest rate of 3.75%.

The Group recorded interest income on the held-to-maturity securities in the amounts of RMB1,972,603, RMB6,593,015 and RMB23,581,661 (US$3,895,413) for the years ended December 31, 2011, 2012 and 2013, respectively.

12.	SHORT TERM LOAN

Short-term loan outstanding as of December 31, 2013 represented a bank borrowing of US$100,600,000 obtained from China Merchant Bank, Hong Kong Branch, with a variable interest rate of the higher of 3-month LIBOR plus 1.2% per annum or the China Merchant Bank, Hong Kong Branch’s cost of fund plus 1.2% per annum. The short term loan matures on June 25, 2014. The bank borrowing was made in connection with the dividend distribution declared on February 22, 2013 (Note 22).

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.	PAYABLES AND ACCRUED EXPENSES

Payables and accrued expenses consisted of the following:

	December 31,
	2012	2013
	RMB	RMB	US$

Payroll and welfare payables	67,327,973	72,238,085	11,932,881
Business and other taxes and related surcharges	64,905,302	66,060,009	10,912,336
Other payables
- Property and equipment and intangible assets	4,960,542	12,706,745	2,099,005
- Share-based awards (1)	25,320,305	8,810,286	1,455,356
Accrued expenses	45,013,072	49,626,123	8,197,651
Payable for the reacquisition of Beijing Giant Zhengtu	28,625,000	—	—
Others	2,441,891	1,880,246	310,595

Total	238,594,085	211,321,494	34,907,824

(1)	Starting from 2008, the Group uses a broker to facilitate the cashless exercise of share-based awards by employees which results in the Group receiving exercise proceeds from the broker with the related pass through proceeds due to employees recorded within other payables.

14.	GOVERNMENT FINANCIAL INCENTIVES

The Group received government financial incentives of RMB47,746,000, RMB63,644,000 and RMB44,766,000 (US$7,394,816) during the years ended December 31, 2011, 2012 and 2013, respectively, from the municipal government for prompt tax payments and qualification as a high technology company. Such financial incentives are recorded within operating expenses as they are calculated with reference to business tax, value-added tax, and corporate income tax, if any, paid or withheld by the Company’s PRC subsidiaries or VIE at predetermined percentages. The central government or municipal government could decide at any time to immediately eliminate or reduce these financial incentives. There is no guarantee that the Group will continue to receive these government financial incentives in the future. There are no conditions or performance obligations attached to these government financial incentives and once received, are not refundable. As a result, government financial incentives are recognized as income when received.

15.	INCOME TAX EXPENSES

Cayman Islands and British Virgin Island

Under the current laws of Cayman Islands and British Virgin Island, the Company and its subsidiaries incorporated in the British Virgin Islands (“BVI”) are not subject to tax on their income or capital gains. In addition, there is no income or other tax of the Cayman Islands or the British Virgin Islands imposed by withholding or otherwise on any dividend payment to be made to or by the Company or its BVI subsidiaries.

Hong Kong

Giant HK, the Company’s wholly owned subsidiary incorporated in Hong Kong, is subject to Hong Kong corporate income tax at a rate of 16.5% on the estimated assessable profits arising in Hong Kong.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	INCOME TAX EXPENSES (CONT’D)

China

The Company’s subsidiaries and the VIE and its consolidated entities that are each incorporated in the PRC are subject to corporate income tax (“CIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the PRC Income Tax Laws, respectively. Pursuant to the PRC Income Tax Laws, the Company’s PRC subsidiaries, the VIE and its consolidated entities are subject to a CIT statutory rate of 25%.

During 2008, Zhengtu Information received approval as a High and New Technology Enterprise (“HNTE”) which allows it to utilize a reduced income tax rate of 15% from 2008 to 2010. The HNTE status is subject to annual qualification and tri-annual renewal. Zhengtu Information applied for the renewal of HNTE in 2011 and was subsequently approved in April 2012 which allows it continue to enjoy the HNTE preferential tax rate of 15% from 2011 to 2013, subject to meeting all criteria in its annual compliance self-assessment. Zhengtu Information received approval as a key software enterprises in 2013 which allows it to enjoy a reduced CIT rate of 10% in 2011 and 2012 provided that no CIT exemption applies in the particular year.

On December 3, 2010, Snow Wolf received a certificate for Software Enterprise. In 2011, Jujia Network, Juhuo Network, Zhengju Information and Beijing Giant Zhengtu, all being subsidiaries of the Company, received certificates for Software Enterprises. As software enterprises, they are entitled to a full exemption from corporate income tax (“CIT”) for the first and second profitable years, and a 50% reduction of statutory tax rate for the three succeeding years.

Giant Network, Zhengduo Information, Zhuhai Zhengtu, Juhe Network, Juquan Network, Juhuan Network, Jujia Network II, Juxin Network, Julun Network, Juzi Information, Jujia Network III, Juxiao Estate, Juyan Network and Beijing Haishen Network’s applicable CIT rate is 25%.

In accordance with the PRC Income Tax Laws effective from January 1, 2008, enterprises established under the laws of foreign countries or regions but whose “place of effective management” is located within the PRC territory are considered as PRC resident enterprises, subject to the PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, etc, of an enterprise. The Company, if considered a PRC tax residence enterprise for tax purpose, would be subject to CIT at the rate of 25% on its worldwide income.

Based on the assessment of facts and circumstances available at December 31, 2012 and 2013, management believes none of its non-PRC entities are more likely than not PRC tax resident enterprises. It is possible the assessment of tax residency status may change in the next twelve months, pending announcement of new PRC tax rules in the future. The Group will continue to monitor its tax status.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	INCOME TAX EXPENSES (CONT’D)

The Group had minimal operations in jurisdictions other than the PRC. Income before income tax expenses consisted of:

	For the year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
PRC	1,229,776,487	1,444,510,519	1,634,723,427	270,037,072
Non-PRC	37,215,603	(242,235,346)	4,067,080	671,833

Total	1,266,992,090	1,202,275,173	1,638,790,507	270,708,905

(a)	Current Tax

Income tax expenses consisted of:

	For the year ended December 31
	2011	2012	2013
	RMB	RMB	RMB	US$
Current income taxes	268,076,187	129,063,487	74,596,371	12,322,443
Deferred income tax expenses/(benefits)	84,302,034	(4,859,603)	222,025,987	36,676,080

Taxation for the year	352,378,221	124,203,884	296,622,358	48,998,523

The reconciliation of tax computed by applying the statutory income tax rate of 25% for the years ended December 31, 2011, 2012 and 2013 is as follows:

	For the year ended December 31
	2011	2012	2013
	RMB	RMB	RMB	US$
Expected taxation at PRC CIT statutory rate of 25%	316,748,023	300,568,795	409,697,626	67,677,226
Favorable tax rate	(131,302,690)	(53,513,461)	(116,133,683)	(19,183,918)
Foreign tax rate differences	(9,292,635)	61,497,661	4,972,700	821,432
Tax holiday	(12,694,680)	(213,843,843)	(193,466,873)	(31,958,451)
Non-deductible expenses (non-taxable income), net	4,388,219	4,219,822	(15,379,431)	(2,540,500)
Additional 50% tax deduction for qualified research and development expenses	(18,935,961)	(15,313,139)	(28,293,314)	(4,673,723)
Change in valuation allowance	2,885,413	19,141,064	(1,465,804)	(242,134)
Deferred tax benefits on future tax rate difference	(58,833,362)	(10,864,692)	(14,583,432)	(2,409,011)
Withholding taxes	259,415,894	32,311,677	251,274,569	41,507,602

Income tax expenses	352,378,221	124,203,884	296,622,358	48,998,523

Deferred tax benefits on future tax rate difference in 2011 relate to the increase of deferred tax assets recognized by Giant Network as a result of the impact of the change in the future enacted tax rate from 15% to 25% from the non-renewal of Giant Network’s HNTE status in 2011.

The benefit of tax holiday per basic and diluted earnings per share was as follows:

	For the year ended December 31
	2011	2012	2013
	RMB	RMB	RMB	US$
Basic	0.05	0.90	0.81	0.13
Diluted	0.05	0.89	0.78	0.13

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	INCOME TAX EXPENSES (CONT’D)

(b)	Deferred Tax

Deferred tax assets and liabilities reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred tax assets and liabilities were as follows:

	December 31,
	2012	2013
	RMB	RMB	US$

Current deferred tax assets, net
Deferred revenue and advances from distributors	143,477,509	102,748,056	16,972,770
Accrued expenses	18,005,213	27,120,534	4,479,993
Allowance for doubtful accounts	619,697	4,754,691	785,419
Share-based compensation expense	5,704,336	16,583,266	2,739,360
Less: valuation allowance	(2,648,477)	(303,201)	(50,085)

Current deferred tax assets, net	165,158,278	150,903,346	24,927,457

Non-current deferred tax assets, net
Intangible assets amortization	17,542,090	20,220,088	3,340,121
Share-based compensation expense	10,060,155	9,599,340	1,585,698
Deferred revenue	—	1,197,917	197,882
Tax loss	17,121,210	16,088,812	2,657,682
Less: valuation allowance	(19,378,000)	(13,991,436)	(2,311,221)

Non-current deferred tax assets, net	25,345,455	33,114,721	5,470,162

Current deferred tax liabilities
Intangible assets amortization	12,723	12,472	2,060
Deferred revenue and income	2,500,000	2,193,845	362,397
Upfront fee amortization	5,833,333	—	—
Welfare payable	1,439,123	1,401,737	231,551
Withholding taxes	109,769,916	336,704,060	55,619,548

Current deferred tax liabilities	119,555,095	340,312,114	56,215,556

Non-current deferred tax liabilities
Land use right amortization	—	3,416,956	564,441
Withholding taxes	32,311,676	17,364,573	2,868,423
Upfront fee amortization	—	1,197,917	197,882

Non-current deferred tax liabilities	32,311,676	21,979,446	3,630,746

Net current deferred tax assets (liabilities)	45,603,183	(189,408,768)	(31,288,099)

Net non-current deferred tax assets (liabilities)	(6,966,221)	11,135,275	1,839,416

Valuation allowances have been provided for deferred tax assets where, based on all available evidence, it was determined by management that more likely than not to be realized in future years. The Group recorded a full valuation allowance against deferred tax assets of those subsidiaries that are in a cumulative 3-year loss position as of December 31, 2012 and 2013.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	INCOME TAX EXPENSES (CONT’D)

(b)	Deferred Tax (Cont’d)

As of December 31, 2013, the Group had net operating tax losses carried forward in the total amount of RMB93,087,473 (US$15,376,955) attributed to its PRC subsidiaries as per the filed tax returns for the year ended December 31, 2013. The net operating losses will expire between 2015 and 2019.

The Company intended to permanently reinvest all undistributed earnings generated by its foreign subsidiaries except for Zhengju Information beginning in 2011 and onward to finance its future operations, as of December 31, 2012. Thus, the amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries was not determined because such a determination was not practicable, as of December 31, 2012. However, in November 2013, due to a non-binding proposal for privatization from the Company’s Chairman and another shareholder (and certain of their affiliated entities), the Company anticipated the repatriation of earnings from the Group’s PRC operations. As of December 31, 2013, the amount of undistributed earnings of the Company’s PRC subsidiaries, which would be subject to withholding taxes to the extent dividends were declared and distributed by the Company’s PRC subsidiaries to their respective immediate holding companies that reside outside of China, was RMB 4,246,995,434 (US$ 701,547,059).

(c)	Unrecognized Tax Benefits

As of December 31, 2012 and 2013, the Group recorded an unrecognized tax benefit of RMB47,579,967 and RMB47,579,967 (US$7,859,651), respectively, related to excess share-based compensation expense deductions from prior years. The amount of unrecognized tax benefits will change in the next twelve months, pending clarification of current tax law or audit by the tax authorities, however, an estimate of the range of the possible change cannot be made at this time. The unrecognized tax benefit resulting from the difference between the share-based compensation expense deduction and the cumulative amount of compensation cost would be recorded to additional paid-in capital, when recognized. For the years ended December 31, 2011, 2012 and 2013, no interest or penalties related to uncertain tax positions were recognized. As of December 31, 2013, the Group’s tax years ended December 31, 2008 through 2013 for the PRC entities remain open for statutory examination by the PRC tax authorities.

A roll-forward of unrecognized tax benefits is as follows:

RMB
Balance as of January 1, 2012	44,451,522
Increases related to current year tax positions	3,128,445

Balance as of December 31, 2012 and January 1, 2013	47,579,967
Increases related to current year tax positions	—

Balance as of December 31, 2013	47,579,967

Balance as of December 31, 2013 (US$)	7,859,651

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16.	EARNINGS PER SHARE

Computation of basic and diluted earnings per share were as follows:

	December 31
	2011	2012	2013
	RMB	RMB	RMB	US$
Numerator:
Net income attributable to ordinary shareholders	879,966,874	993,720,006	1,252,967,928	206,975,555
Numerator for basic earnings per share	879,966,874	993,720,006	1,252,967,928	206,975,555
Numerator for diluted earnings per share	879,966,874	993,720,006	1,252,967,928	206,975,555

Denominator:
Number of shares outstanding, opening	228,019,412	235,234,959	239,252,672	239,252,672
Weighted average number of shares issued	4,104,619	1,911,200	399,925	399,925
Weighted average number of shares repurchased	(119,152)	(349,341)	—	—

Weighted average number of shares outstanding – basic	232,004,879	236,796,818	239,652,597	239,652,597
Dilutive effect of share options	—	4,024,309	7,182,662	7,182,662

Weighted average number of shares outstanding – diluted	232,004,879	240,821,127	246,835,259	246,835,259

Earnings per share:

Basic	3.79	4.20	5.23	0.86
Diluted	3.79	4.13	5.08	0.84

As of December 31, 2013, the Company issued 1,557,469 ordinary shares to its share depositary bank which will be used to settle share option awards upon their exercise. No consideration was received by the Company for this issuance of ordinary shares. These ordinary shares were issued but not outstanding. They are treated as escrowed shares for accounting purposes and therefore, have been excluded from the computation of earnings per share. Any ordinary shares not used in the settlement of share option awards will be returned to the Company.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.	SHARE OPTION AND RESTRICTED SHARE SCHEMES

On October 12, 2007, the Company authorized the 2007 Stock Incentive Scheme that provides for the issuance of awards to officers (including directors), employees of the Group and consultants (collectively, “the grantees”). The maximum number of shares authorized for issuance under the 2007 Stock Incentive Scheme is 23,700,000. The share options and restricted shares, if and when issued, have a maximum term of ten years. The 2007 Stock Incentive Plan provides for two terms to grantees. These awards vest either over a five or a four year period, with 20% or 25%, respectively, of the share options and restricted shares to vest on each of the first, second, third, fourth and fifth anniversaries of the award dates as stipulated in the award agreements.

On October 17, 2007, the Board of Directors approved the grant of 1,743,500 share options (nonperformance-based and to be settled in shares) to certain officers and employees of the Group pursuant to the 2007 Stock Incentive Scheme. The exercise price of these options was US$15.50.

On February 1, 2008, February 14, 2008 and September 9, 2008, the Board of Directors approved the grant of 60,000, 50,000 and 560,500 share options (nonperformance-based and to be settled in shares) at the exercise prices of US$10.29, US$10.50 and US$8.01, respectively, pursuant to the 2007 Stock Incentive Scheme to certain officers and employees of the Group.

On February 27, 2009, the Board of Directors approved the grant of 335,000 share options (nonperformance-based and to be settled in shares) to certain employees of the Group at the exercise prices of US$6.00, pursuant to the 2007 Stock Incentive Scheme.

By a resolution of the Board of Directors on April 23, 2010, 797,000 restricted shares under the 2007 Stock Incentive Scheme were granted to certain officers and employees of the Group. One fifth of the total restricted shares will become vested upon each annual anniversary of the grant date during the next five years.

On January 14, 2011, the Board of Directors approved the grant of 60,000 share options (nonperformance-based and to be settled in shares) at the exercise prices of US$7.24 to the independent directors with a vesting period of 4 years, pursuant to the 2007 Stock Incentive Scheme.

On October 31, 2011, the Board of Directors approved the grant of 14,000,000 restricted shares under the 2007 Stock Incentive Scheme to selected employees and management members of the Group. One fifth of the total restricted shares will become vested upon each annual anniversary of the grant date during the next five years.

On August 8, 2011, the Company’s Board of Directors authorized the accelerated vesting of 400,000 share options that were issued under the 2007 Stock Incentive Scheme to an employee upon his resignation from the Group. Share-based compensation expense of approximately RMB7,000,000 relating to the unvested share options was reversed upon his resignation, whereas an incremental compensation expense of approximately RMB10,000,000 relating to the accelerated vesting of such share options was immediately recognized as share-based compensation expense on the date of the modification.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.	SHARE OPTION AND RESTRICTED SHARE SCHEMES (CONT’D)

On October 31, 2011, the Company’s Board of Directors authorized the repricing of certain share options granted to employees, directors and officers under the 2007 Performance Incentive Scheme from the original exercise price ranging from US$6.00 to US$7.24 per share to US$4.07 per share. A total of 1,098,600 options belonging to 84 employees of the Group were repriced under the 2007 Stock Incentive Scheme based on the then fair market value in reference to the closing price of the Company’s ADSs traded on the NYSE on October 28, 2011 (the “modification date”), which was the last trading day prior to the Board of Directors’ approval. All eligible share option grantees affected by such changes entered into amended share option agreements with the Company.

The total incremental compensation cost for the modification was RMB2,114,102, of which, RMB1,449,156 was related to vested share options and therefore, was recognized as share-based compensation expense on the date of modification. The remaining unrecognized incremental compensation cost related to unvested share options have been amortized from the modification date to the end of the remaining vesting periods.

Share Options

The fair value of share options was estimated by management with the assistance of an independent third party valuation firm using the binomial option pricing model. The model requires the inputs of highly subjective assumptions including the expected stock price volatility and the expected price multiple at which employees are likely to exercise the share options. The Group used historical data to estimate forfeiture rate. For expected volatilities, the Group made reference to historical volatilities of several comparable companies. The risk-free rates for periods within the contractual lives of the options were based on the U.S. Treasury yield curve in effect at the time of the grants.

The fair values of share options granted to employees were estimated using the following assumptions:

Granted in 2011

Suboptimal exercise factor	1.5
Risk-free interest rates	3.42%
Expected volatility	50.98
Expected dividend yield	2.5%
Fair value of share options	RMB15.75 to RMB19.85
Estimated forfeiture rate	2% per annum

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.	SHARE OPTION AND RESTRICTED SHARE SCHEMES (CONT’D)

The following table summarizes the Company’s share option activities as of and for the year ended December 31, 2013.

	Number of options	Weighted average exercise price (US$)	Weighted average remaining contractual life (Years)	Aggregate intrinsic value (US$)

Outstanding, January 1, 2013	907,900	3.99	4.67	1,284,896
Granted	—	—	—	—
Exercised	(216,800)	3.75	—	—
Forfeited/Cancelled	(800)	4.07	—	—

Outstanding, December 31, 2013	690,300	4.07	3.83	4,949,451

Vested and expected to vest at December 31, 2013	676,494	4.07	3.83	4,850,462

Exercisable at December 31, 2013	645,300	4.07	3.81	4,626,801

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the fair value of the Company’s shares as of December 31, 2013, for those awards that have an exercise price currently below the fair value of the Company’s shares. The total intrinsic value of options exercised during the year ended December 31, 2013 was approximately RMB5,477,000 (US$905,000) (2012: RMB39,399,000, 2011: RMB278,174,000).

The weighted average estimated fair value of options granted to employees of the Group during the fiscal year ended December 31, 2011 was RMB18.45. There were no share options granted during the years ended December 31, 2012 and 2013. The total fair value of options vested during the years ended December 31, 2011, 2012 and 2013 was RMB37,166,249, RMB6,249,777 and RMB599,325 (US$99,001), respectively.

As of December 31, 2013, there was RMB52,392 (US$8,655) of unrecognized estimated share-based compensation cost related to share options issued to employees. That deferred cost is expected to be recognized over a weighted-average vesting period of 0.45 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation related to these awards may be different.

The following table sets forth the components of share-based compensation expense for share options issued to employees from the Company’s share option scheme both in absolute amount and as a percentage of net revenue for the year indicated.

	For the year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$	%

Net revenue	1,792,217,309	2,151,894,567	2,355,470,585	389,096,022	100%

Cost of services	562,225	270,407	32,962	5,445	0.00%
Research and product development expenses	2,269,898	1,202,645	373,181	61,645	0.02%
Sales and marketing expenses	199,684	197,871	—	—	0.00%
General and administrative expenses	7,901,262	694,690	275,944	45,583	0.01%

Total share-based compensation	10,933,069	2,365,613	682,087	112,673	0.03%

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.	SHARE OPTION AND RESTRICTED SHARE SCHEMES (CONT’D)

Restricted Shares

The fair value of a restricted share is simply the closing price of the unrestricted share as of the valuation date minus the present value of the expected dividends during the vesting period. The risk-free rate for periods within the contractual life of the share is based on the U.S. Treasury yield curve in effect at the time of grant.

The fair values of restricted shares granted to employees were estimated using the following assumptions:

	Granted in 2011	Granted in 2012	Granted in 2013

Risk-free interest rates	0.14%-0.93%	0.13%-0.78%	0.12%-1.49%
Expected dividend yield	5%	5%	5%
Fair value of restricted shares	RMB17.39 to RMB22.62	RMB18.73 to RMB25.52	RMB26.16 to RMB53.47

The following table summarized the Company’s restricted shares activities under the 2007 Stock Incentive Scheme:

	Number of restricted shares	Weighted average grant date fair value (US$)

Outstanding, January 1, 2013	10,605,200	34,039,563
Granted	750,000	5,107,500
Exercised	(1,030,400)	(3,936,128)
Forfeited/Cancelled	(124,000)	(375,720)
Outstanding, December 31, 2013	10,200,800	34,835,215

Vested and expected to vest at December 31, 2013	9,549,838	32,564,948

As of December 31, 2013, there was RMB92,879,015 (US$15,342,520) of unrecognized estimated share-based compensation cost related to restricted shares issued to employees. That deferred cost is expected to be recognized over a weighted-average vesting period of 2.19 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation related to these awards may be different.

The following table sets forth the components of share-based compensation expense for restricted shares issued to employees both in absolute amount and as a percentage of net revenue for the year indicated.

	For the year ended December 31
	2011	2012	2013
	RMB	RMB	RMB	US$	%

Net revenue	1,792,217,309	2,151,894,567	2,355,470,585	389,096,022	100%

Cost of services	1,797,223	7,734,430	3,292,513	543,884	0.14%
Research and product development expenses	11,771,687	70,702,798	39,975,667	6,603,510	1.70%
Sales and marketing expenses	518,445	2,876,901	1,516,537	250,514	0.06%
General and administrative expenses	4,314,757	36,213,148	22,331,287	3,688,866	0.95%

Total share-based compensation	18,402,112	117,527,277	67,116,004	11,086,774	2.85%

The total share-based compensation cost capitalized as part of intangible assets — online game product costs for the years ended December 31, 2011, 2012 and 2013 were RMB87,497, RMB229,584 and nil, respectively.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	Unrealized holding gains (losses) on investments	Foreign currency translation adjustments	Unrecognized tax benefit	Total	Total
	RMB	RMB	RMB	RMB	US$

Balance as of December 31, 2011	39,364,932	(469,008,829)	28,414,111	(401,229,786)	(66,278,439)

Foreign currency translation	—	2,735,104	—	2,735,104	451,808
Unrealized holding gain	69,135,783	—	—	69,135,783	11,420,418
Amounts reclassified from accumulated other comprehensive loss	(39,364,932)	—	—	(39,364,932)	(6,502,624)

Balance as of December 31, 2012	69,135,783	(466,273,725)	28,414,111	(368,723,831)	(60,908,837)

Foreign currency translation	—	(2,926,501)	—	(2,926,501)	(483,424)
Unrealized holding loss	(1,614,739)	—	—	(1,614,739)	(266,736)

Balance as of December 31, 2013	67,521,044	(469,200,226)	28,414,111	(373,265,071)	(61,658,997)

19.	EMPLOYEE BENEFITS

The full-time employees of the Company’s subsidiaries, the VIE and its consolidated entities that are incorporated in the PRC are entitled to staff welfare benefits, including medical care, housing subsidies, unemployment insurance and pension benefits. These companies are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations, and to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The Company’s PRC subsidiaries, the VIE and its consolidated entities have no legal obligation for the benefits beyond the contributions made. The total amounts expensed in the consolidated statements of comprehensive income for such employee benefits amounted to RMB42,567,100, RMB53,019,124 and RMB63,482,783(US$10,486,609), for the years ended December 31, 2011, 2012 and 2013, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

20.	RELATED PARTY TRANSACTIONS

The principal related parties which the Group had transactions with during the years presented were as follows:

Name of related party	Relationship with the Group

Jiante Biotechnology	Company controlled by Mr. Yuzhu Shi

Giant Investment	Company controlled by Mr. Yuzhu Shi

China Minsheng Banking Corp., Ltd. (“Minsheng Bank”)	Company significantly influenced by Mr. Yuzhu Shi

Minsheng Royal Asset Management	Company significantly influenced by Mr. Yuzhu Shi

Juxian Network	Equity investee

Juxi Network	Equity investee

Tonghua Network	Equity investee

Beijing Giant Zhengtu	Equity investee before October 17, 2012

Shanghai Focus Media Defeng Co., Ltd. (“Focus Media Defeng”)	Company controlled by Mr. Jason Nanchun Jiang

Union Sky Holding Group Limited (“Union Sky”)	Company shareholder

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.	RELATED PARTY TRANSACTIONS (CONT’D)

Significant related party transactions were as follows:

	For the year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$

Rental fees paid to Jiante Biotechnology	(12,000,000)	(12,000,000)	(12,000,000)	(1,982,259)
Acquisition of Juxiao Estate from Jiante Biotechnology (Note 3)	—	—	(800,000)	(132,151)
Acquisition of Juxiao Estate from Giant investment (Note 3)	—	—	(15,200,000)	(2,510,861)
Investment in convertible bonds issued by Minsheng Bank	—	—	(35,168,000)	(5,809,340)
Investment in Minsheng Royal Asset Management (Note 4)	—	—	(952,000,000)	(157,259,197)
Technical service fee from (paid to) Juxian Network	3,039,202	—	(2,000,000)	(330,376)
Technical service fee from Juxi Network	—	6,000,000	—	—
Loan to Tonghua Network (Note 2(8))	—	6,000,000	6,000,000	991,129
Royalty fee, and technical service fee paid to Beijing Giant Zhengtu	(21,631,256)	(5,293,601)	—	—
Marketing expense paid to Focus Media Defeng	—	—	(1,437,600)	(237,475)
Prepayment to Jiante Biotechnology (1)	(958,800,000)	—	—	—
Repayment from Union Sky (1)	958,800,000	—	—	—
Interest income from Union Sky (1)	21,471,866	—	—	—

(1)	In April 2011, the Group made a prepayment to Jiante Biotechnology, for a commitment to invest RMB958,800,000 in Sunshine Insurance Group Corporation, Ltd., a privately held insurance company. Due to investor sentiment, regulatory and other considerations, the Group subsequently unwound the transaction in August 2011 by transferring the commitment to Union Sky for the full amount of the prepayment plus accrued interest of RMB21,471,866, which was accrued from April through August 2011. Both of these amounts were settled in cash in September, 2011.

Due from related parties as of December 31, 2012 and 2013 were as follows:

	December 31,
	2012	2013
	RMB	RMB	US$
Receivable from:
- Juxi Network	955,956	—	—
- Juxian Network	410,598	659,190	108,890
- Tonghua Network	5,753,468	5,662,621	935,398
- Other	250,000	—	—

Total	7,370,022	6,321,811	1,044,288

Due to related parties as of December 31, 2012 and 2013 were as follows:

	December 31,
	2012	2013
	RMB	RMB	US$
Payable to:
- Juxian Network	598,953	2,677,066	442,220
- Other	—	40	6

Total	598,953	2,677,106	442,226

All balances with the related parties as of December 31, 2012 and 2013 were unsecured, interest-free and have no fixed term of repayment.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.	TREASURY STOCK

During the year 2013, the Group did not repurchase any ADS under the extended Share Repurchase Plan 4. As of December 31, 2013, the Group repurchased an accumulated 35,746,994 ADSs, amounting to approximately RMB2,222,600,000 (US$367,100,000).

Out of the repurchased ADSs, 4,693,709 ADSs were subsequently used to settle the exercise of share options.

22.	DIVIDEND TO THE COMPANY’S SHAREHOLDERS

Pursuant to a Board of Directors’ resolution dated February 24, 2012, the Company declared a total dividends of RMB446,302,773 paid out of the Company’s 2011 net distributable profits, which were determined using an equity method basis of accounting for the stand-alone listed company financial statements, to the shareholders of the Company who were registered members of the Company as of March 23, 2012. The payments of these dividends were financed out of available cash held by the Company, subsequent to the declaration of dividends to the Company by Zhengtu Information.

Pursuant to the Board of Directors’ resolutions dated February 22, 2013 and August 5, 2013, the Company declared total dividends of RMB629,736,221 (US$104,025,013) and RMB342,963,886 (US$56,653,598) paid out of the Company’s 2012 and the first half of 2013 net distributable profits, respectively, which were determined using an equity method basis of accounting for the stand-alone listed company financial statements, to the shareholders of the Company who were registered members of the Company as of May 20, 2013 and December 12, 2013, respectively.

The payments of the dividend pursuant to the resolution dated February 22, 2013 were financed by the one-year facility loan obtained from China Merchant Bank Hong Kong (Note 12), while the payments of the dividend pursuant to the resolution dated August 5, 2013 were financed out of available cash held by the Company subsequent to the declaration of dividends to the Company by Zhengduo Information.

For the years ended December 31, 2011, 2012 and 2013, the Company paid dividends of RMB4,810,164,772, RMB446,302,773 and RMB972,700,107 (US$160,678,611), respectively.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.	STATUTORY RESERVES

In accordance with the Regulations on Enterprises with Foreign Investment of China and the articles of association, Zhengtu Information, Zhengduo Information, Zhengju Information, Jujia Network, Zhuhai Zhengtu and Juhuo Network being foreign invested enterprises established in the PRC, are required to provide for certain non-distributable reserves, namely general reserve fund, enterprise expansion fund and staff welfare and bonus fund, all of which are appropriated from after-tax profit as reported in its PRC statutory financial statements. Zhengtu Information, Zhengduo Information, Zhengju Information Jujia Network, Zhuhai Zhengtu and Juhuo Network are required to allocate at least 10% of their after-tax profits to the general reserve fund until such fund has reached 50% of its registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors of Zhengtu Information, Zhengduo Information, Zhengju Information, Jujia Network, Zhuhai Zhengtu and Juhuo Network. Appropriation to the staff welfare and bonus fund, if any, is charged to general and administrative expenses. There have not been any appropriations to the enterprise expansion fund and staff welfare and bonus fund for any of the periods stated herein.

In accordance with the PRC Company Laws, Giant Network, being a domestic company, must make appropriation from its after-tax profit as reported in its PRC statutory financial statements to non-distributable reserve funds, namely, the statutory surplus fund, statutory public welfare fund and discretionary surplus fund. Giant Network is required to allocate at least 10% of its after-tax profit to the statutory surplus fund until such fund has reached 50% of its registered capital. Appropriations to the statutory public welfare fund and the discretionary surplus fund are made at the discretion of Giant Network. There have not been any appropriations to the statutory public welfare fund and the discretionary surplus fund for any of the periods stated herein.

General reserve fund and statutory surplus fund are restricted to offset against losses, expansion of production and operation and increasing registered capital of the respective company. Staff welfare and bonus fund and statutory public welfare fund are restricted to the capital expenditures for the collective welfare of employees. Enterprise expansion fund is restricted to expansion of production and operation and increasing registered capital of the respective company. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, neither are they allowed for distribution except under liquidation.

As of December 31, 2013, Giant Network, Zhengtu Information, Zhengduo Information, Jujia Network, Juhuo Network, Zhengju Information and Zhuhai Zhengtu appropriated RMB5,000,000 (US$825,941), RMB11,588,745 (US$1,914,324), RMB15,399,300 (US$2,543,783), RMB2,500,000 (US$412,971), RMB2,000,000 (US$330,376), RMB14,500,000 (US$2,395,229) and RMB147,923 (US$24,436) to statutory surplus fund and general reserve fund, respectively.

The following amounts that are restricted from being distributed include paid-in capital and statutory reserve funds of the Company’s subsidiaries, Giant Network and its consolidated entities, as determined pursuant to the PRC generally accepted accounting principles, totaling an aggregate of RMB404,703,908 and RMB386,409,924 (US$63,830,372) as of December 31, 2012 and 2013, respectively.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.	COMMITMENTS AND CONTINGENCIES

Operating lease agreements

The Group entered into operating lease arrangements mainly relating to its office premises and IDC space rental. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases. The terms of the leases do not contain rent escalation or contingent rents. Future minimum lease payments for non-cancelable operating leases as of December 31, 2013 were as follows:

	Office premises	IDC space rental	Total
	RMB	RMB	RMB	US$

2014	5,049,070	25,159,900	30,208,970	4,990,166
2015	1,774,404	126,000	1,900,404	313,924
Thereafter	—	—	—	—

Total	6,823,474	25,285,900	32,109,374	5,304,090

Total rental expenses were RMB77,345,611, RMB75,283,297 and RMB75,694,814 (US$12,503,892) for the years ended December 31, 2011, 2012 and 2013 respectively.

Commitments

Capital commitments

The Group has a commitment to invest a remaining amount of RMB7,500,000 (US$1,238,912) in Innovation Works upon capital call from Innovation Works.

The Group has a commitment to invest a remaining amount of RMB4,000,000 (US$660,753) in Dijiang Network and the commitment is due under certain contractual conditions.

The Group has a commitment to invest a remaining amount of RMB111,750,390 (US$18,459,849) in Yunfeng Fund II upon capital call.

The Group has a commitment to invest a remaining amount of RMB1,300,000 (US$214,745) in Wula Century and the commitment is due under certain contractual conditions.

Capital commitments for the construction of an additional office space and purchases of property and equipment as of December 31, 2013 were approximately RMB99,300,155 (US$16,403,217).

Online game licensing fee commitments

As of December 31, 2013, the Group had a commitment to pay licensing fees to a third party of RMB21,187,950 (US$3,500,000), according to previously agreed payment terms.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.	COMMITMENTS AND CONTINGENCIES (CONT’D)

Income taxes

As of December 31, 2013, the Group recognized RMB47,579,967 (US$7,859,651) (2012: RMB47,579,967) of unrecognized tax benefits. The final outcome of these tax uncertainties is dependent upon various matters including tax examinations, changes in regulatory tax laws, interpretation of those tax laws or expiration of status of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties.

25.	FAIR VALUE MEASUREMENT

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

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25.	FAIR VALUE MEASUREMENT (CONT’D)

In accordance with ASC 820-10, the Group measures available-for-sale security at fair value on a recurring basis. The fair values of the Group’s available-for-sale security as measured and held-to-maturity securities as disclosed are classified within Level 3 and determined based on the discounted cash flow model using the discount curve of market interest rates. The fair value of the investments was determined by management with the assistance of independent third party valuation firms. The fair values of the Group’s cash equivalents, restricted cash, short-term investments as disclosed are classified within Level 1 as they are valued using a quoted market price in active markets for identical assets.

The Group measures certain financial assets, including available-for-sale security at fair value on a nonrecurring basis only if it was determined to be impaired on an other-than-temporary basis. The Group’s non-financial assets, such as intangible assets, long term investment at cost and goodwill, would be measured at fair value post-acquisition, if there is any impairment or disposal, by the Group.

Assets measured at fair value on a recurring basis and non-recurring basis are summarized below:

	Fair Value Measurement at December 31, 2013 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)	Fair Value at December 31, 2013
	RMB	RMB	RMB	RMB	US$

Fair value disclosure
Short term investments
- Fixed rate time deposits	250,486,050	—	—	250,486,050	41,377,347
- Investment contracts	2,549,200,000	—	—	2,549,200,000	421,097,842
Held-to-maturity
- Fixed rate time deposit	10,000,000	—	—	10,000,000	1,651,882

Fair value measurement

Recurring

Available-for-sale security	—	—	74,772,662	74,772,662	12,351,564

Non-recurring
Intangible asset impairment (Note 7)			20,100,000	20,100,000	3,320,283
Long-term investment in Glorious Mission Network (Note 1)	—	—	5,934,190	5,934,190	980,258

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25.	FAIR VALUE MEASUREMENT (CONT’D)

	Fair Value Measurement at December 31, 2012 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)	Fair Value at December 31, 2012
	RMB	RMB	RMB	RMB

Fair value disclosure
Cash equivalents
- Fixed rate time deposits	700,000,000	—	—	700,000,000
Short term investments
- Fixed rate time deposits	139,314,900	—	—	139,314,900
- Investment contracts	600,000,000	—	—	600,000,000
Held-to-maturity
- Fixed rate time deposit	100,000,000	—	—	100,000,000
- CR Trust			118,000,000- 134,000,000	118,000,000- 134,000,000

Fair value measurement

Recurring

Available-for-sale security	—	—	78,740,916	78,740,916

Non-recurring
Impairment loss on the available-for-sale security	—	—	240,725,709	240,725,709

The following table summarizes the valuation of the available-for-sale securities:

Amount
RMB
Fair value of available-for-sale securities as of January 1, 2012	386,851,118
Reversal of unrealized holding gains	(39,364,932)
Transfer to long-term investment at cost	(34,149,500)
Impairment of the Preferred Shares (Note 10)	(240,725,709)
Effect of exchange rate change	6,129,939

Fair value of available-for-sale security as of December 31, 2012	78,740,916

Unrealized loss on the Preferred Shares (Note 10)	(1,614,739)
Effect of exchange rate change	(2,353,515)

Fair value of available-for-sale security as of December 31, 2013	74,772,662

Fair value of available-for-sale security as of December 31, 2013 (US$)	12,351,564

The fair value of the available-for-sale security of the Preferred Shares as of December 31, 2012 and 2013 was estimated using an enterprise value allocation (“EVA”) model.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25.	FAIR VALUE MEASUREMENT (CONT’D)

The EVA model requires inputs of highly subjective assumptions including the expected stock price volatility and the probability of occurrence under three different scenarios (which is based on management reasonable estimation), namely 1) an initial public offering occurs (“IPO”), 2) 51.com liquidates (“Liquidation”) and 3) the Preferred Shares are redeemed at maturity (“Redemption”). For the expected volatilities, the Group made reference to historical volatilities of several comparable companies. The risk-free rate was based on the yield of U.S. Dollar China Sovereign Bond as of December 31, 2012 and 2013 with the term corresponding to the maturity of the Preferred Shares.

The fair value of the Preferred Shares under the EVA model for 2012 and 2013 was estimated using the following assumptions:

	December 31,	December 31,
	2012 (EVA model)	2013 (EVA model)
Risk-free interest rates	0.14%	0.12%
Expected volatility	42.78%	42.24%
Probabilities of different scenarios:
- IPO	0%	0%
- Liquidation	100%	100%
- Redemption	0%	0%

Due to 2012 events previously discussed in Note 10 that resulted in other-than-temporary impairment, the valuation model for the valuation dates of December 31, 2012 and 2013 ignored certain liquidation rights associated with the Preferred Shares as the realization of these rights are remote. Under this condition, the value of a preferred share is the same as that of an ordinary share and thus the value of the Preferred Share is equal to the total equity value of 51.com divided by the number of all preferred shares and ordinary shares. The fair value of the 100% equity interest of 51.com was determined by management with the assistance of an independent third party valuation firm using an income approach.

26.	SUBSEQUENT EVENTS

In February 2014, the Group sold all of its investment in Yunfeng E-Commerce Funds to a third party for cash consideration of RMB1,205,291,670 (US$199,100,000), resulting in a gain of RMB890,581,243 (US$147,113,541) after deducting the transaction cost, that is recognized in the first quarter of 2014.

On March 17, 2014, the Company entered into a definitive agreement and plan of merger (the “Merger Agreement”) with Giant Investment Limited (the “Parent Company”) and Giant Merger Limited, a wholly-owned subsidiary of the Parent Company (the “Merger Subsidiary”). Pursuant to the Merger Agreement, the Parent Company will acquire the Company at US$12.00 per ordinary share of the Company and US$12.00 per ADS of the Company, each representing one ordinary share, for cash consideration of US$3,000,000,000 in aggregate.

GIANT INTERACTIVE GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.	SUBSEQUENT EVENTS (CONT’D)

In March and April 2014, respectively, three class action complaints were filed on behalf of all holders of ADSs against the Company, board members of the Company, the Parent Company and the Merger Subsidiary alleging that each of the directors of the Company breached fiduciary duties by not appropriately valuing the Company in connection with the proposed going private transaction and that the Company, the Parent Company and the Merger Subsidiary aided and abetted these violations. Management believes that these complaints are without merit and will not have material impact to the Company’s consolidated financial statements as of and for the year ended December 31, 2013.

In January 28, March 3 and March 18, 2014, the Group early terminated its short-term investment contracts in Minsheng Baoteng Plan with Minsheng Royal Asset Management of RMB519,000,000 (US$85,732,693), RMB220,000,000 (US$36,341,411) and RMB213,000,000 (US$35,185,093), with actual yield of return of 4.85%, 4.56% and 5.00%, respectively. The Group recognized a total interest income of RMB21,514,209 (US$3,553,894) in 2014 (Note 4).